Form 20-F
period 2002-12-31
E ON AG
filed 2003-03-19
CIK 1136808

As filed with the Securities and Exchange Commission on March 19, 2003.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 1-14688

E.ON AG

(Exact name of Registrant as specified in its charter)

E.ON AG

(Translation of Registrant’s name into English)

Federal Republic of Germany (Jurisdiction of Incorporation or Organization)	E.ON-Platz 1, D-40479 Düsseldorf, GERMANY (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares representing
Ordinary Shares with no par value	New York Stock Exchange
Ordinary Shares with no par value	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     As of December 31, 2002, 652,341,876 outstanding Ordinary Shares with no par value.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑  No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☑

*	Not for trading, but only in connection with the registration of American Depositary Shares.

      As used in this annual report,

•	“E.ON,” the “Company,” the “E.ON Group” or the “Group” refers to E.ON AG and its consolidated subsidiaries.

•	“VEBA” or the “VEBA Group” refers to VEBA AG and its consolidated subsidiaries prior to its merger with VIAG AG and the name change from VEBA AG to E.ON AG. “VIAG” or the “VIAG Group” refers to VIAG AG and its consolidated subsidiaries prior to its merger with VEBA.

•	“PreussenElektra” refers to PreussenElektra AG and its consolidated subsidiaries and “Bayernwerk” refers to Bayernwerk AG and its consolidated subsidiaries, which merged to form E.ON’s German and continental European energy business in the E.ON Energie division consisting of E.ON Energie AG and its consolidated subsidiaries (“E.ON Energie”).

•	“Powergen” refers to Powergen Limited and its consolidated subsidiaries, which collectively comprise E.ON’s U.K. and U.S. energy business in the Powergen division.

•	“Degussa-Hüls” refers to Degussa-Hüls AG and its consolidated subsidiaries and “SKW Trostberg” refers to SKW Trostberg AG and its consolidated subsidiaries, which merged to form E.ON’s chemicals division consisting of Degussa AG and its consolidated subsidiaries (“Degussa”).

•	“Real Estate” refers to Viterra AG and its consolidated subsidiaries (“Viterra”), which collectively comprise E.ON’s real estate division.

•	“E.ON Telecom” refers to E.ON Telecom GmbH and its consolidated subsidiaries and “VIAG Telecom” refers to VIAG Telecom Beteiligungs GmbH and its consolidated subsidiaries, which collectively comprised E.ON’s telecommunications division.

•	“VEBA Oel” refers to VEBA Oel AG and its consolidated subsidiaries, which collectively comprised E.ON’s oil division.

•	“Distribution/ Logistics” or “D/ L” refers to Stinnes AG and its consolidated subsidiaries (“Stinnes”), which collectively comprised E.ON’s distribution/logistics division.

•	“Aluminum” refers to VAW aluminium AG and its consolidated subsidiaries (“VAW”), which collectively comprised E.ON’s aluminum division.

•	“Silicon Wafers” refers to MEMC Electronic Materials, Inc. and its consolidated subsidiaries (“MEMC”), which collectively comprised E.ON’s silicon wafers division.

      Unless otherwise indicated, all amounts in this annual report are expressed in European Union euros (“euros” or “EUR” or “€”), United States dollars (“U.S. dollars” or “dollars” or “$”) or British pounds (“GBP”). Beginning in 1999, the reporting currency is the euro. Amounts formerly stated in German marks (“marks” or “DM”), have been translated into euro using the fixed rate of DM 1.95583 per €1.00. E.ON’s 1998 restated euro financial information depicts the same trends as would have been presented if E.ON had continued to present its financial information in German marks. E.ON’s consolidated financial information for such periods will, however, not be comparable to the euro financial information of other companies that previously reported their financial information in a currency other than German marks. Amounts stated in dollars, unless otherwise indicated, have been translated from euros at an assumed rate solely for convenience and should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise stated, such dollar amounts have been translated from euros at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2002, which was $1.0485 per €1.00. Such rate may differ from the actual rates used in the preparation of the consolidated financial statements of E.ON as of December 31, 2002, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2002, included in Item 18 of this annual report (the “Consolidated Financial Statements”), which are expressed in euros, and, accordingly, dollar amounts appearing in this annual report may differ from the actual dollar amounts that were translated into euros in the preparation of such financial statements. For information regarding recent rates of exchange, see “Item 3. Key Information — Exchange Rates.”

      Beginning in 2000, E.ON has prepared its financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Formerly, the Company prepared its financial statements in accordance with generally accepted accounting principles in Germany (“German GAAP”) as prescribed by the German Commercial Code (Handelsgesetzbuch, the “Commercial Code”) and the German Stock Corporation Act (Aktiengesetz, the “Stock Corporation Act”). In connection with the change to U.S. GAAP, E.ON’s financial statements for prior fiscal years have been restated according to U.S. GAAP. Sales and internal operating profit presented in this annual report for each of E.ON’s divisions are based on the consolidated accounts of the E.ON Group as shown in Note 31 (Segment Information) of the Notes to Consolidated Financial Statements under the captions “External sales” and “Internal operating profit.” “Internal operating profit” is the measure pursuant to which the Group evaluates the performance of its segments and allocates resources to them. Internal operating profit, which includes income from equity interests, is equivalent to income from continuing operations before income taxes, adjusted to exclude material, non-operating income and expenses that are non-recurring or infrequent in nature. These adjustments primarily include net book gains resulting from large divestitures, as well as restructuring expenses. For a reconciliation of internal operating profit to income before taxes, see Note 31 of the Notes to Consolidated Financial Statements.

      E.ON has calculated operating data for Group companies appearing in this annual report using actual amounts derived from Group books and records. The Company has obtained market-related data such as the market position of Group companies from publicly available sources such as industry publications. The Company has relied on the accuracy of information from publicly available sources without independent verification, and does not accept any responsibility for the accuracy or completeness of such information.

      This annual report contains certain forward-looking statements and information relating to the E.ON Group that are based on beliefs of its management as well as assumptions made by and information currently available to E.ON. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and similar expressions, as they relate to the E.ON Group or its management, are intended to identify forward-looking statements. Such statements reflect the current views of E.ON with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the E.ON Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by the Group’s targeted customers, changes in business strategy, lack of successful completion of planned acquisitions and dispositions and/or the realization of expected benefits and various other factors, both referenced and not referenced in this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated, expected, intended, planned or projected. E.ON does not intend, and does not assume any obligation, to update these forward-looking statements.

(This page intentionally left blank)

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
Item 2. Offer Statistics and Expected Timetable.
Item 3. Key Information.
SELECTED FINANCIAL DATA
DIVIDENDS
EXCHANGE RATES
RISK FACTORS
Item 4. Information on the Company.
HISTORY AND DEVELOPMENT OF THE COMPANY
VEBA-VIAG MERGER
GROUP STRATEGY
POWERGEN ACQUISITION
RUHRGAS
OTHER SIGNIFICANT EVENTS
CAPITAL EXPENDITURES
BUSINESS OVERVIEW
INTRODUCTION
E.ON ENERGIE
POWERGEN
CHEMICALS
REAL ESTATE
DISCONTINUED OPERATIONS
OPERATING ENVIRONMENT
ECONOMIC BACKGROUND
RISK MANAGEMENT
ENVIRONMENTAL MATTERS
ORGANIZATIONAL STRUCTURE
PROPERTY, PLANTS AND EQUIPMENT
GENERAL
PRODUCTION FACILITIES
INTERNAL CONTROLS
Item 5. Operating and Financial Review and Prospects.
OVERVIEW
ACQUISITIONS AND DISPOSITIONS
CRITICAL ACCOUNTING POLICIES
NEW ACCOUNTING PRONOUNCEMENTS
RESULTS OF OPERATIONS
LIQUIDITY AND CAPITAL RESOURCES
RESEARCH AND DEVELOPMENT
TREND INFORMATION
Item 6. Directors, Senior Management and Employees.
Item 7. Major Shareholders and Related Party Transactions.
Item 8. Financial Information.
CONSOLIDATED FINANCIAL STATEMENTS
LEGAL PROCEEDINGS
DIVIDEND POLICY
Item 9. The Offer and Listing.
Item 10. Additional Information.
MEMORANDUM AND ARTICLES OF ASSOCIATION
MATERIAL CONTRACTS
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
Item 11. Quantitative and Qualitative Disclosures about Market Risk.
Item 12. Description of Securities other than Equity Securities.
PART II
Item 13. Defaults, Arrearages and Delinquencies.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Item 15. Controls and Procedures.
Item 16. [Reserved]
PART III
Item 17. Financial Statements.
Item 18. Financial Statements.
Item 19. Exhibits.
Report of Independent Accountants
CONSOLIDATED STATEMENTS OF INCOME
E.ON AG AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EX-4.3
EX-4.4
EX-4.5
EX-4.6
EX-4.7
EX-4.8
EX-4.9
EX-4.10
EX-4.11
EX-4.12

PART I

Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
	SELECTED FINANCIAL DATA	1
	DIVIDENDS	2
	EXCHANGE RATES	3
	RISK FACTORS	3
Item 4.	Information on the Company	10
	HISTORY AND DEVELOPMENT OF THE COMPANY	10
	VEBA-VIAG MERGER	10
	GROUP STRATEGY	11
	POWERGEN ACQUISITION	11
	RUHRGAS	12
	OTHER SIGNIFICANT EVENTS	15
	CAPITAL EXPENDITURES	16
	BUSINESS OVERVIEW	16
	INTRODUCTION	16
	E.ON ENERGIE	18
	POWERGEN	47
	CHEMICALS	67
	REAL ESTATE	75
	DISCONTINUED OPERATIONS	77
	OPERATING ENVIRONMENT	79
	ECONOMIC BACKGROUND	79
	RISK MANAGEMENT	81
	ENVIRONMENTAL MATTERS	82
	ORGANIZATIONAL STRUCTURE	82
	PROPERTY, PLANTS AND EQUIPMENT	82
	GENERAL	82
	PRODUCTION FACILITIES	83
	INTERNAL CONTROLS	84
Item 5.	Operating and Financial Review and Prospects	84
	OVERVIEW	84
	ACQUISITIONS AND DISPOSITIONS	85
	CRITICAL ACCOUNTING POLICIES	91
	NEW ACCOUNTING PRONOUNCEMENTS	94
	RESULTS OF OPERATIONS	94
	BUSINESS SEGMENT INFORMATION	95
	YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001	96
	YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000	100
	INFLATION	103
	EXCHANGE RATE EXPOSURE AND CURRENCY RISK MANAGEMENT	103
	LIQUIDITY AND CAPITAL RESOURCES	103
	RESEARCH AND DEVELOPMENT	108
	TREND INFORMATION	109
Item 6.	Directors, Senior Management and Employees	109

i

Item 7.	Major Shareholders and Related Party Transactions	116
Item 8.	Financial Information	117
	CONSOLIDATED FINANCIAL STATEMENTS	117
	LEGAL PROCEEDINGS	117
	DIVIDEND POLICY	117
	SIGNIFICANT CHANGES	118
Item 9.	The Offer and Listing	118
Item 10.	Additional Information	121
	MEMORANDUM AND ARTICLES OF ASSOCIATION	121
	MATERIAL CONTRACTS	129
	EXCHANGE CONTROLS	129
	TAXATION	130
	DOCUMENTS ON DISPLAY	134
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	134
Item 12.	Description of Securities other than Equity Securities	139
PART II
Item 13.	Defaults, Arrearages and Delinquencies	139
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	139
Item 15.	Controls and Procedures	139
Item 16.	[Reserved]	139
PART III
Item 17.	Financial Statements	140
Item 18.	Financial Statements	140
Item 19.	Exhibits	140

ii

PART I

Item 1.     Identity of Directors, Senior Management and Advisers.

      Not applicable.

Item 2.     Offer Statistics and Expected Timetable.

      Not applicable.

Item 3.     Key Information.

SELECTED FINANCIAL DATA

      The selected financial data presented below in accordance with U.S. GAAP as of and for each of the years in the five-year period ended December 31, 2002 have been excerpted from or are derived from the Consolidated Financial Statements of E.ON as of and for the period ended December 31, 2002, 2001 and 2000, respectively, and of VEBA as of and for the periods ended December 31, 1999 and 1998.

      On June 16, 2000, VEBA completed the acquisition of VIAG. For convenience reasons, June 30, 2000 has been chosen as the merger date. In 2000, the results of operations of VIAG are included in E.ON’s financial data from July 1 to December 31.

      The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the Notes to Consolidated Financial Statements.

	Year Ended December 31,

	2002(1)	2002	2001	2000	1999	1998(2)

	(in millions, except share amounts)
Statement of Income Data:
Sales	$38,856	€37,059	€37,273	€39,097	€25,575	€18,558
Sales excluding electricity taxes(3)	37,878	36,126	36,579	38,748	25,434	18,558
Earnings from companies accounted for under the equity method	632	603	765	329	312	121
Income (loss) from continuing operations before income taxes	(738)	(704)	2,684	5,177	4,031	2,039
Income from continuing operations after income taxes(4)	(62)	(59)	2,615	3,380	3,072	1,080
Income from continuing operations	(730)	(696)	2,155	2,967	2,932	1,054
Income (loss) from discontinued operations(5)	3,441	3,282	(81)	603	60	120
Net income	2,912	2,777	2,048	3,570	2,991	1,174
Basic earnings per share from continuing operations	(1.11)	(1.06)	3.19	4.78	5.83	2.10

	Year Ended December 31,

	2002(1)	2002	2001	2000	1999	1998(2)

	(in millions, except share amounts)
Basic earnings per share from discontinued operations(5)	5.27	5.03	(0.12)	0.97	0.12	0.24
Basic earnings per share from net income(6)	4.47	4.26	3.03	5.75	5.95	2.34
Balance Sheet Data:
Total assets	118,549	113,065	101,659	106,215	56,219	45,552
Long-term financial liabilities	18,428	17,576	9,308	7,611	3,630	2,339
Stockholders’ equity(7)	26,898	25,653	24,462	28,033	15,813	13,855
Number of authorized shares		692,000,000	692,000,000	763,298,875	502,797,780	502,797,780

(1)	Amounts in this column are unaudited and have been translated solely for the convenience of the reader at an exchange rate of $1.0485 = €1.00, the Noon Buying Rate on December 31, 2002.

(2)	The Consolidated Financial Statements as of December 31, 1998 and for the year then ended, have been prepared in marks and were translated into euros at the official fixed exchange rate.

(3)	As of April 1, 1999, German law requires the seller of electricity to collect electricity taxes and remit such amounts to tax authorities.

(4)	Before minority interest of €637 million for 2002, as compared with €460 million, €413 million, €140 million and €26 million for 2001, 2000, 1999 and 1998, respectively.

(5)	Excludes the sales and internal operating profit of certain activities now accounted for as discontinued operations. For more details, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(6)	Includes earnings per share from the first-time application of new U.S. GAAP standards of €0.29 and €(0.04) for 2002 and 2001, respectively.

(7)	After minority interest.

DIVIDENDS

      The following table sets forth the annual dividends paid per ordinary unit bearer share of E.ON AG (each, an “Ordinary Share”) in euros, and the dollar equivalent, for each of the years indicated. Historically, both VEBA AG and VIAG AG declared and paid dividends in marks. For convenience, historical data regarding VEBA AG is translated from marks into euros at the fixed rate of 1.95583. The table does not reflect the related tax credits available to German taxpayers who receive dividend payments. Owners of Ordinary Shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See “Item 10. Additional Information — Taxation.”

	Dividends Paid
	per Ordinary
Year Ended	Share with no
	par value(1)

December 31,	€	$(2)

1998	1.07	1.12
1999	1.25	1.16
2000	1.35	1.18
2001	1.60	1.49
2002(3)	1.75	1.83

(1)	In 1998: dividend paid per Ordinary Share with par value of DM 5 each.

(2)	Translated into dollars at the Noon Buying Rate on the dividend payment date, which typically occurred during the second quarter of the following year, except for the 2002 amount, which has been translated at the Noon Buying Rate on December 31, 2002.

(3)	The dividend amount for the year ended December 31, 2002 is the amount proposed by E.ON’s Supervisory Board and Board of Management and has not yet been approved by its stockholders. Prior to the payment of the dividends, a resolution approving such amount must be passed by E.ON’s stockholders at the annual general meeting to be held on April 30, 2003.

See also “Item 8. Financial Information — Dividend Policy.”

EXCHANGE RATES

      Until December 31, 1998, the mark took part in the European Monetary System (“EMS”) exchange rate mechanism. Within the EMS, exchange rates could fluctuate within permitted margins, fixed by central bank intervention. Against currencies outside the EMS, the mark had, in theory, free floating exchange rates, although central banks sometimes tried to confine short-term exchange rate fluctuations by intervening in foreign exchange markets. As of December 31, 1998, the mark had a fixed value relative to the euro of 1.95583, and therefore was no longer traded on currency markets as an independent currency. As of January 1, 2002, the euro replaced the mark as legal tender in Germany.

      Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of the Ordinary Shares traded on the German stock exchanges and, as a result, will affect the price of the Company’s American Depositary Receipts (“ADRs”) traded in the United States. Such fluctuations will also affect the dollar amounts received by holders of ADRs on the conversion into dollars of cash dividends paid in euros on the Ordinary Shares represented by the ADRs.

      The following table sets forth, for the periods and dates indicated, the average, high, low and/or period-end Noon Buying Rates for euros expressed in $ per €1.00. For convenience, historical data is translated from marks into euro at the fixed rate of DM 1.95583 per euro.

Period	Average(1)	High	Low	Period-End

1998	1.1121			1.1733
1999	1.0588			1.0070
2000	0.9207			0.9388
2001	0.8909			0.8901
2002	0.9495			1.0485
August		0.9882	0.9640
September		0.9959	0.9685
October		0.9881	0.9708
November		1.0139	0.9895
December		1.0485	0.9927
2003
January		1.0861	1.0361
February		1.0875	1.0708

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period.

      On March 10, 2003, the Noon Buying Rate was $1.1062 per €1.00.

RISK FACTORS

      On May 1, 1998, the German Control and Transparency in Business Act (Gesetz zur Kontrolle und Transparenz im Unternehmensbereich, or KonTraG), came into effect. The provisions of KonTraG include the requirement that the board of management of a German stock corporation establish a risk management system to identify material risks to the corporation at an early stage. As part of their audit, the auditors of a stock corporation whose shares are listed on an official market assess whether the system meets the requirements of KonTraG. The audit requirement has been applicable to all fiscal years beginning after December 31, 1998, although the former VEBA underwent this audit voluntarily already in fiscal year 1998.

      Even prior to the requirements introduced by KonTraG, the Company believes it had an effective risk management system which integrates risk management in its Group-wide business procedures. The system includes controlling processes, Group-wide guidelines, data processing systems and regular reports to the Board of Management and Supervisory Board. In 1998, a Group-wide project was launched to analyze, aggregate and document existing risks and control systems at the Group level. The reliability of the risk management system is reviewed regularly by the internal audit and controlling departments of the Company’s business divisions and of the parent company as well as by the Company’s independent auditors, based on requirements set forth in the German Stock Corporation Act. The documentation and evaluation of the Company’s risk management system is updated annually throughout the Group in the following steps:

•	Standardized documentation of risks and control systems;

•	Evaluation of risks according to the degree of severity and the probability of occurrence, and assessment of the effectiveness of existing control systems; and

•	Analysis of the results and structured disclosure in a risk report.

      The following discussion groups risks according to the categories of external, operational and financial risks, as used by the Company in its risk management system.

External

      The Company faces the general risks of economic downturns experienced by all businesses, although certain of its operations, such as chemicals, are more exposed to economic cycles than its core energy business. The Company’s worldwide operations were affected by the general economic slowdown that occurred in 2002 and may continue during 2003. The following are specific external risks the Company faces:

      The liberalization of the electricity industry in the EU has required and will require the Company to adapt to changing competition, including price competition in Germany that has lowered the Company’s profit margins in this sector. The Company also faces strong competition in its other electricity markets, particularly in the United Kingdom and the unregulated markets in the United States.

      Liberalization of the electricity market in the EU has greatly altered competition in the German electricity market. The private power industry in Germany was formerly characterized by numerous strong competitors. Due to liberalization, significant consolidation is occurring in the German electricity market as companies seek to cut costs, increase efficiency and adjust to new and changing market structures. As a result, the private power industry has been characterized by increased competition for asset purchases and development opportunities. The liberalization of the electricity market in Germany has also led to new market structures, and more than 200 companies, approximately 80 of which are owned by non-German firms, have entered the market. The electricity trading platform now includes approximately 100 companies and was responsible for a total trading volume of approximately 2,500 terawatt hours (“TWh”) in 2002. The market for electricity has therefore become more liquid. Furthermore, electricity traders without assets have become increasingly active in the market. Consequently, both German and foreign companies have established extensive electricity sales and trading operations in Germany. Although the Company intends to compete vigorously in the changed electricity market, it cannot be certain that it will be able to develop its business as successfully as its competitors. Liberalization of the electricity market in Germany has caused electricity prices to decrease, in some market segments significantly. For more information about the development of electricity prices and the effects of lower electricity prices on the Company’s results of operations, see “Item 4. Information on the Company — Business Overview — E.ON Energie — Competitive Environment” and “Item 5. Operating and Financial Review and Prospects — Results of Operations”, respectively.

      In addition to the emergence of new competitors and suppliers and the creation of European electricity exchanges, other factors contributing to the drop in electricity prices in Germany include significant power plant overcapacity in Germany and Europe and relatively high and increasing price transparency. Some groups of electricity users in Germany (for example, municipalities) have also entered into cooperative arrangements for the purpose of purchasing electricity at more favorable prices, thereby increasing price competition. Electricity prices in the German market increased only marginally in 2002 and deregulation is generally expected to result in prices remaining at unsatisfactory levels. Although the Company continues to implement cost-management measures at its electricity operations in Germany, the Company may not be able to fully regain its former high profit margins in this sector. The German Federal Cartel Office has instituted proceedings challenging the transmission fees of 10 regional and municipal electricity suppliers in Germany, including four companies of the E.ON Group — Thüringer Energie Aktiengesellschaft (“TEAG”), E.DIS AG (“E.DIS”), Energie-Aktiengesellschaft Mitteldeutschland (“EAM”) and Avacon AG (“Avacon”). On February 19, 2003, the German Federal Cartel Office issued a decision requiring a 10 percent reduction in TEAG’s network transmission fees. The decision rejected the basic principles of the tariff calculation guidelines that are used by all of the E.ON Group companies involved in the proceedings. TEAG has appealed the decision in the state Superior Court in Düsseldorf and petitioned the court to issue a temporary injunction preventing the immediate reduction of its tariffs. No decision on the petition has yet been issued. The German Federal Cartel Office has also recently instituted proceedings challenging the prices charged by E.ON Sales & Trading GmbH (“EST”) and other wholesale energy companies for balancing energy. As a first step, the cartel office has begun an inquiry in order to assess whether or not these prices constitute market abuse. If the Company is unable to reach a satisfactory resolution of these proceedings, it may have a material adverse impact on E.ON’s transmission rate structure.

      Outside Germany, the electricity markets in which the Company operates are also subject to strong competition, particularly in the United Kingdom and the unregulated markets in the United States. Following the acquisition in 2002 of Powergen and the U.K. retail business, certain gas supply contracts and three coal fired power stations from TXU Europe Group plc (“TXU Group”), the Company has significant U.K. operations in electricity generation, distribution and supply, on both the wholesale and retail levels. Increased competition from new market entrants and existing market participants could adversely affect the Company’s U.K. market share in both the retail and wholesale sectors. The British electricity market has been characterized by a steep decline in wholesale prices over the course of the last few years. Among the principal reasons for this decline are overcapacity in the generation market, the continued fragmentation of that market and competitive pressures arising from the introduction of a new set of trading rules known as the New Electricity Trading Arrangements (“NETA”). The decline in wholesale prices has resulted in serious economic problems for pure generating companies such as British Energy. At the same time, however, margins in the supply of electricity to retail customers have currently increased, as retail prices have not fallen as sharply as those on the wholesale level. Nevertheless, margins in the retail sector are also subject to competition and the possibility of regulatory action. In the United States, LG&E Energy Corp. (“LG&E Energy”), the Company’s primary U.S. subsidiary (which was acquired together with Powergen), is exposed to wholesale price and fuel cost risks with respect to its non-utility operations, whose rates are not set by governmental regulators, and which represent a minority of LG&E Energy’s business. A significant deterioration in the market environment for Powergen’s U.K. and U.S. operations triggered an impairment analysis in the third quarter of 2002 that resulted in an impairment charge of €2.4 billion, thus reducing the amount of goodwill associated with the Powergen acquisition to €6.5 billion. For additional details on this charge, see “Item 5. Operating and Financial Review and Prospects — Results of Operations”. The Company cannot guarantee it will be able to compete successfully in the United Kingdom, the United States or other electricity markets where it is already present or in new electricity markets the Company may enter.

      Changes in laws and regulations which affect the Company’s operations could materially and adversely affect the Company’s financial condition and results of operations.

      In each of its operations, the Company must comply with a number of laws and government regulations. For more information on laws and regulations in some of the industries in which the Company operates, see the description of the businesses contained in “Item 4. Information on the Company — Business Overview.” From

time to time, changes in these laws and regulations may be introduced which may negatively affect the Company’s business, financial condition and results of operations.

      For example, the Company’s nuclear power plants are among its cheapest source of power, and, along with hydroelectric and lignite-based power plants, are used primarily to cover the Company’s base load power requirements in Germany. In June 2001, E.ON, together with the other German operators of nuclear power stations, reached agreement with the German federal government to phase out the generation of nuclear power in Germany; this agreement was reflected in an amendment of Germany’s nuclear energy laws in April 2002. For more information about the planned phase-out of nuclear power stations in Germany, see “Item 4. Information on the Company — Business Overview — E.ON Energie.” The amended law provides that the delivery of spent nuclear fuel rods for reprocessing will be allowed until July 2005, during which time plant operators are to build storage facilities on the premises of their nuclear plants. The construction costs of these storage facilities are expected to be significant, and the Company may incur greater than anticipated costs in ending its nuclear energy operations.

      Regulatory changes can also affect the prices the Company may charge customers. For example, regulators in the United Kingdom have established a price control framework for distribution customers that is in effect through March 31, 2005. The rates for LG&E Energy’s retail electric and gas customers in Kentucky, its principal area of operations, are set by state regulators and remain in effect until such time that an adjustment is sought and approved. The rate structure for electric customers contains an earnings sharing mechanism. The initial earnings sharing mechanism expired on December 31, 2002, but prior to its expiration, LG&E Energy initiated a proceeding to continue it through 2005. The regulator allowed the continuation of the earnings sharing mechanism, pending the outcome of an audit of its first three years of operation. For additional information on these developments, see “Item 4. Information on the Company — Business Overview — Powergen — Regulatory Environment — U.S. Business.” Adverse changes in the price controls or rate structure could have an adverse effect on the Company’s operating results.

      The description of the Company’s operations in “Item 4. Information on the Company — Business Overview” contains information regarding other recent or proposed changes in law or regulations which could negatively affect the Company’s operations. The Company is unable to predict the effect of future developments in laws and regulations on its operations and future earnings.

      Cyclicality and other effects on sales in the chemicals industry have resulted this year and may in the future result in reduced revenues or operating margins.

      The chemicals industry is generally subject to sales cyclicality. This includes periods of low prices during periods of excess capacity which may negatively impact operating margins and may result in operating losses in E.ON’s chemicals division. Moreover, the chemicals industry is susceptible to cycles in the world economy and to specific country events which may result in lower sales volumes or prices for the Company’s chemicals business during specific periods. Although the Company is attempting to reduce its exposure to cyclicality in the chemicals business by focusing on the less cyclical field of specialty chemicals, and takes measures to anticipate and plan for cyclicality and other effects on sales of chemicals, the results of its chemicals operations were adversely affected in 2002 by the global economic slowdown, weak demand (particularly in North America) and increasing pressure on sales prices. Total sales declined due to the divestment of certain non-core operations. The Company can provide no assurances that it will not experience negative future effects from economic cycles, downward pressure on prices or other factors which could have adverse effects on the operating results of its chemicals business.

      Rising fuel prices could materially and adversely affect the Company’s results of operations and financial condition.

      A significant portion of the expenses of the Company’s E.ON Energie and Powergen divisions are made up of fuel costs, which are heavily influenced by prices in the world market for oil, natural gas, fuel oil and coal. The prices for such commodities have historically fluctuated and there is no guarantee that prices will remain within projected levels. The price of oil in particular could rise in 2003 as a result of geopolitical factors, including, but not limited to, a possible military conflict in Iraq, increased instability in other parts of the Middle East and/or a further deterioration of the economic and political situation in Venezuela. The Company does maintain some flexibility to shift power production among different types of fuel, and it is also partially hedged against rising fuel prices. However, increases in fuel costs could have an adverse effect on the Company’s operating results or financial condition if it is not able (or not permitted by regulatory authorities) to shift production to lower-cost fuel or to adjust its rates to offset such increases in fuel prices on a timely or complete basis. The Company could also incur losses if its hedging strategies are not effective. For more information about the Company’s hedging policies and the instruments used, see “— Financial”, “Item 5. Operating and Financial Review and Prospects — Results of Operations — Exchange Rate Exposure and Currency Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risks.”

      Negative economic, political and regulatory developments in Argentina have adversely affected LG&E Energy’s business in that country.

      LG&E Energy’s gas distribution business in Argentina has been, and will continue to be, affected by the ongoing economic crises in that country. In 2002, the operating environment in Argentina was affected by serious economic, social and political instability brought about by changes in local laws, regulations and standards; substantial depreciation and volatility in the national currency; the imposition of trade barriers, foreign exchange controls and wage and price controls; and defaults on Argentina’s external debt. As a consequence, LG&E Energy wrote down the value of its Argentine investments significantly in 2002. LG&E Energy’s investments in Argentina are subject to many additional risks, including, among others, risk of interruption of business; risk of expropriation and nationalization; risk of renegotiation or nullification of existing contracts; and risk of changes in tax policy. Further economic, political or regulatory developments in Argentina and other developing countries could have a negative effect on the Company’s business, financial condition and results of operations. For details on LG&E Energy’s write down of its Argentine investments, see “Item 4. Information on the Company — Business Overview — Powergen” and “Item 5. Operating and Financial Review and Prospects — Results of Operations.”

Operational

      The Company’s E.ON Energie, Powergen and chemicals divisions operate technologically complex production facilities. Operational failures or extended production downtimes could negatively impact the Company’s financial condition and results of operations. The Company’s businesses are also subject to risks in the ordinary course of business such as the loss of personnel or customers, and losses due to bad debts. The Company believes it has appropriate risk control measures in effect to counteract and address these types of risks. The following are additional operational risks the Company faces:

      If the Company’s plans to acquire operations and expand its core energy business are unsuccessful, the Company’s future earnings and share price could be materially and adversely affected.

      The Company’s business strategy involves acquiring operations in its core business area of energy. This strategy depends in part on the Company’s ability to successfully identify and acquire companies that enhance its business on acceptable terms. In order to obtain the necessary approvals for acquisitions, the Company may be required to divest other parts of its business, or to make concessions or undertakings which materially affect its operations. For example, the Company’s efforts to obtain control of Ruhrgas AG (“Ruhrgas”), the German natural gas company, through a series of purchases from the holders of Ruhrgas interests, were initially blocked by the German Federal Cartel Office and then by a series of plaintiffs who succeeded in convincing the state Superior Court in Düsseldorf to issue a temporary injunction preventing the Company from completing the transaction. In order to receive the authorizations of the German Economics Ministry that overruled the initial decision of the Federal Cartel Office, the Company was required to make significant concessions, including committing to divest certain operations and to have Ruhrgas sell a significant quantity of natural gas at auction at below-market prices. E.ON has already announced that it will also make significant capital investments in Ruhrgas. Similarly, in settling the claims of the plaintiffs who had received the temporary injunction, the Company has agreed to divest certain of its operations, to provide certain of the plaintiffs with energy supply contracts and network access, to make certain infrastructure improvements and provide marketing support, as well as making financial payments. For more information, see “Item 4. Information on the Company — History

and Development of the Company — Ruhrgas.” Each of these matters delayed completion of the Ruhrgas transaction and had the effect of increasing the cost of the transaction to the Company.

      In addition, there can be no assurances that the Company will be able to achieve the benefits it expects from any acquisition or investment. For example, the Company may fail to retain key employees, may be unable to successfully integrate new businesses with its existing businesses, may incorrectly judge expected cost savings, operating profits or future market trends such as the expected consolidation of the U.S. energy market, or may spend more on the acquisition, integration and operations of new businesses than anticipated. Especially large acquisitions, such as those of Powergen (including LG&E Energy) in 2002, or more recently, the U.K. retail operations and other assets of TXU Group, which were purchased by Powergen at the end of 2002, or Ruhrgas, the purchase of which was completed in February 2003, present particularly difficult challenges. The Company has yet to develop a detailed plan on the integration of Ruhrgas into E.ON Group. Acquisitions of businesses in new areas such as natural gas require the Company to become familiar with new markets and competitors and expose the Company to commercial and other risks, as well as additional regulatory regimes relating to the acquired businesses that may be stricter than the ones the Company is currently subject to. Because of the risks and uncertainty associated with acquisitions, any acquired businesses or investments may not achieve the profitability expected by the Company.

      The U.S. Public Utility Holding Company Act imposes significant restrictions on the Company’s business.

      In order to acquire Powergen, the Company was required to register as a “holding company” under the U.S. Public Utility Holding Company Act of 1935, (“PUHCA”). Although the Company’s non-U.S. businesses are generally (but not entirely) free from regulation under this statute, the Company and its U.S. businesses are subject to extensive regulation under PUHCA. The PUHCA regulations require prior U.S. Securities and Exchange Commission (“SEC”) approval for a wide range of capital raising, merger and acquisitions, intercompany transactions and non-utility activities and could interfere with the Company’s timely implementation of business plans and its financial flexibility.

      The Company cannot be certain it will be able to divest its non-core businesses on acceptable terms or within required time periods, which could interfere with its declared business strategy and/or adversely affect its business.

      The Company has agreed to sell all of its non-energy-related businesses except its telecommunications interests in connection with its acquisition of Powergen, and has agreed to divest additional businesses in connection with its acquisition of Ruhrgas. Although these divestments generally fit with the Company’s declared strategy of focusing on its energy business, the Company cannot be sure that it will be able to divest the necessary businesses at the most favorable terms, or within the required divestment periods. In connection with certain of its divestitures, the Company has provided standard indemnities to the buyers which expose it to possible losses in certain circumstances. The Company may also be subject to sanctions if it is unable to divest within the required periods businesses it has undertaken to sell. The Company’s business strategy, financial condition and share price may suffer if it is unable to complete its planned dispositions successfully.

      The Company could be subject to environmental liability associated with its operations that could materially and adversely affect its business.

      In case of environmental damages caused by an electric power generation facility, the owner of the facility is subject under German law to liability provisions that guarantee comprehensive compensation to all injured parties. In addition, there has been some relaxation in the evidence required under the German Environmental Liability Law (Umwelthaftungsgesetz) to establish and quantify environmental claims. Under German law, the Company may still be subject to future environmental claims with respect to alleged historical environmental damage arising from certain of its discontinued and disposed of operations, including the VEBA Oel oil business, the VAW aluminum operations, the Stinnes and Klöckner distribution and logistics businesses and the VEBA Electronics business. The Company may also be subject to environmental claims with respect to its chemicals operations. If claims were to be asserted against the Company in relation to environmental damages and plaintiffs were successful in proving their claims, such claims could result in material losses to the Company.

      In case of a nuclear accident in Germany, the owner of the reactor, the factory or the nuclear materials storage facility is subject to liability provisions that guarantee comprehensive compensation to all injured parties. Under German nuclear power regulations, the owner is strictly liable, and the geographical scope of its liability is not limited to Germany. E.ON’s Swedish nuclear power stations also expose the Company to liability under applicable Swedish law. The Company does not operate nuclear power plants outside of Germany, Sweden and Switzerland, including in the United Kingdom or the United States. The Company takes extensive safety and risk management measures in the operation of its nuclear power operations, and has mandatory insurance with respect to its nuclear operations as described in “Item 4. Information on the Company — Business Overview — E.ON Energie.” However, any claims against the Company arising in the case of a nuclear power accident could exceed the coverage of such insurance, and cause material losses to the Company.

      The Company expects that it will incur costs associated with future environmental compliance, especially compliance with clean air laws. For example, the U.S. Environmental Protection Agency has introduced new regulations regarding the reduction of nitrogen oxide emissions from electric generating units. These regulations require LG&E Energy to make significant additional capital expenditures in nitrogen oxide (“NOx”) control equipment, which are currently estimated to be approximately $539 million through mid-2004, of which approximately $178 million has been incurred through 2002, although LG&E Energy expects to recover a significant portion of these costs from customers of its regulated utility businesses. Revisions to existing environmental laws and regulations and the adoption of new environmental laws and regulations may result in significant increases in costs. Those costs, if they cannot be recovered from customers, may adversely affect the Company’s operating results or financial condition. See “Item 4. Information on the Company — Business Overview — Powergen — Regulatory Environment.”

      Although environmental laws and regulations have an increasing impact on the Company’s activities in almost all the countries in which it operates, it is impossible to predict accurately the effect of future developments in such laws and regulations on the Company’s future earnings and operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of the Company, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred.

Financial

      The Company is exposed to financial risks that could have a material effect on its financial condition.

      During the normal course of its business, the Company is exposed to the risk of energy price volatility, as well as interest rate, commodity price, currency and counterparty risks. These risks are partially hedged on a Group-wide (or division-wide) basis, however, the Company may incur losses if any of the variety of instruments and strategies it uses to hedge exposures are not effective. For more information about these risks and the Company’s hedging policies and instruments, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Exchange Rate Exposure and Currency Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risks.”

      The Company is also exposed to other financial risks. For example, it holds certain stock investments which may expose it to the risk of stock market declines. For information on the impairment charge taken with regard to E.ON’s investment in Bayerische Hypo- und Vereinsbank AG in 2002, see “Item 5. Operating and Financial Review and Prospects — Results of Operations.” Financial markets performed poorly in 2002, and markets may decline further or experience volatility. In addition, a significant portion of the Company and Powergen’s outstanding debt bears interest at floating rates; the Company’s interest expense will therefore increase if the relevant base rates rise.

      The Company also faces risks arising from its energy trading operations. In general, the Company seeks to hedge risks associated with volatile energy-related prices by entering into fixed price bilateral contracts, futures and options contracts traded on commodities exchanges, and swaps and options traded in over-the-counter financial markets. To the extent the Company is unable to hedge these risks, or enters into hedging contracts that fail to address its exposure or incorrectly anticipate market movements, it may suffer losses, some of which could be material. In addition to the risks associated with adverse price movements, credit risk is also a factor in the energy marketing, trading and treasury activities, where loss may result from the nonperformance of contractual obligations by a counterparty. The Company maintains credit policies and control procedures with respect to counterparties to protect it against losses associated with such types of credit risk, although there can be no assurance that these policies and procedures will fully protect the Company. In addition, LG&E Energy is exposed to potential losses under several fixed-price energy marketing contracts that its former merchant energy trading operations entered into in 1996 and early 1997, some of which run through 2008. Although the Company has used what it believes to be appropriate estimates for future energy prices, among other factors, in establishing a provision to cover anticipated losses on these contracts, no assurance can be given that higher than anticipated future prices or demand, among other factors, may not result in additional losses. For more information about the Company’s energy trading operations, its hedging policies and the instruments used, see “Item 4. Information on the Company — Business Overview — E.ON Energie — Trading”, “Item 5. Operating and Financial Review and Prospects — Results of Operations — Exchange Rate Exposure and Currency Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risks.”

Item 4.	Information on the Company.

HISTORY AND DEVELOPMENT OF THE COMPANY

      E.ON AG is a stock corporation organized under the laws of the Federal Republic of Germany. It is entered in the Commercial Register of the local court of Düsseldorf, Germany, under HRB 22315. E.ON’s registered office is located at E.ON-Platz 1, D-40479 Düsseldorf, Germany, telephone +49-211-45 79-0. For U.S. federal securities law purposes, E.ON’s agent in the United States is J.P. Morgan Chase & Co. of New York, 60 Wall Street (36th floor), New York, NY 10260.

      The State of Prussia established VEBA in 1929 when it consolidated state-owned coal mining and energy interests (hence the original name VEBA, “Vereinigte Elektrizitäts- und Bergwerks-Aktiengesellschaft”). Ownership of VEBA was transferred from the dissolved Prussian state to the Federal Republic of Germany. VEBA was partially privatized in 1965, leaving the German government with a 40.2 percent share. After several subsequent offerings, privatization was completed in 1987 when the German government offered its remaining 25.5 percent share to the public. During and since the privatization process, VEBA AG evolved into a management holding company, providing strategic leadership and resource allocation for the entire Group.

VEBA-VIAG MERGER

      On June 16, 2000, VEBA AG merged with VIAG AG, one of the largest industrial groups in Germany. VEBA AG was subsequently renamed E.ON AG. The merger of VEBA and VIAG to form E.ON has created the fourth largest industrial group in Germany, based on market capitalization at year-end 2002, with sales of €37.1 billion in fiscal 2002.

      In order to effectuate the merger, VEBA and VIAG submitted an application to the Merger Task Force of the European Commission on December 14, 1999. The EU Commission examined the planned merger and, with its notification of June 13, 2000, declared it to be compatible with the common market. The EU Commission’s approval required VEBA and VIAG to commit to make certain divestments in their combined electricity and chemical operations, and to give undertakings to 1) waive transfer charges for cross-zone deliveries of electricity within Germany, 2) purchase a certain minimum amount of electricity from VEAG Vereinigte Energiewerke Aktiengesellschaft (“VEAG”), a utility primarily active in the eastern part of Germany, at market rates during the period ending on December 31, 2007, and 3) provide additional interconnector capacity on the border between Germany and Denmark. For details about the divestments and other commitments made with respect to the Company’s energy operations, see “— Business Overview — E.ON Energie.” For details about the Company’s chemicals divestments, see “— Business Overview — Chemicals.”

      The merger of VEBA and VIAG was legally implemented by merging VIAG AG into VEBA AG, with VEBA AG continuing as the surviving entity. The newly-merged company then received the new name E.ON AG. On June 16, 2000, the merger was entered into the Commercial Register in Düsseldorf. Upon registration with the Commercial Register in Düsseldorf, the merger was completed and became effective for purposes of U.S. GAAP as of July 1, 2000. VIAG AG was dissolved and its assets and liabilities were transferred to VEBA AG. Simultaneously, each VIAG shareholder, with the exception of VEBA AG, received two shares of the new company in exchange for each five VIAG shares held. Pursuant to this exchange ratio, the former VIAG shareholders (with the exception of VEBA AG) therefore held 33.1 percent of the company immediately after the merger, while the former VEBA shareholders held 66.9 percent. For information about certain claims brought by former VIAG shareholders regarding the share exchange ratio used in the VEBA-VIAG merger, see “Item 8. Financial Information — Legal Proceedings.”

GROUP STRATEGY

      E.ON aspires to become one of the world’s leading energy service providers while aiming to become best in class in the production, distribution and sale of electricity and gas. To achieve this goal, E.ON plans to grow its business through acquisitions and to continue to cut costs and implement restructuring programs throughout its energy activities. E.ON believes that the integrated utility business model is best suited for its target markets and its core competencies and consequently aims to extend this model to new markets. As an integrated energy company active in both production and retailing, E.ON believes it benefits from certain “natural hedges” against changes in energy prices, while being well placed to capitalize on possible synergy and arbitrage opportunities resulting from the ongoing consolidation in the industry, including convergence among suppliers of electricity and gas. In addition, E.ON believes its innovative brand character and attractive retail products, combined with its position as an energy service provider, distinguish it from its competitors.

      As it focuses on energy, E.ON will seek to maximize the value of its non-core businesses by divesting them at an appropriate time. E.ON expects to use the proceeds from these disposals to play an active role in the ongoing consolidation of Europe’s energy sector and to finance acquisitions in the U.S. energy market.

      The transformation of the company into a focused energy service provider with a global presence is currently underway, with significant divestment and acquisition activities ongoing. For more detailed information on the principal activities in implementing the transformation, see “— Powergen Acquisition”, “— Ruhrgas”, “— Business Overview — E.ON Energie” and “— Business Overview — Powergen.”

POWERGEN ACQUISITION

      On April 9, 2001, E.ON made a pre-conditional offer of 765 pence (€12.19) per share to the shareholders of the London- and Coventry-based British utility Powergen. The pre-conditions of the offer included making certain government and regulatory filings and the approval of regulatory authorities in a number of jurisdictions, including approvals from the European Commission and the Office of Gas and Electricity Markets in the United Kingdom. Due to Powergen’s U.S. businesses, it was also a pre-condition of the offer that E.ON obtained a number of U.S. regulatory approvals, including approvals from the state utility regulators in Kentucky, Tennessee and Virginia, the U.S. Federal Energy Regulatory Commission and the SEC, which administers PUHCA. All of these pre-conditions were satisfied. In connection with its SEC application, E.ON has agreed, among other things, to divest VEBA Oel, Degussa, Viterra, Stinnes and VAW over a period of three to five years, and to register with the SEC as a holding company under PUHCA following the consummation of the transaction. VEBA Oel, Stinnes and VAW have already been sold. E.ON has begun to divest Degussa through a two-step process with RAG Aktiengesellschaft (“RAG”), which will result in RAG holding a majority of Degussa by May 31, 2004. For more information, see “— Ruhrgas.”

      Under PUHCA, E.ON AG, Powergen, LG&E Energy and any other company in the E.ON/ Powergen holding structure between E.ON, Powergen and LG&E Energy are classified as “holding companies.” As holding companies, they are required to be registered with the SEC or to obtain an exemption. E.ON, Powergen and each of the companies between E.ON and LG&E Energy have registered as holding companies under PUHCA and are subject to regulation by the SEC. The SEC requires registered holding companies and their subsidiaries to receive SEC approval for many transactions, including:

•	the issuance of securities;

•	the acquisition of securities, utility assets and other businesses; and

•	lending to or guaranteeing obligations of any other company in the registered holding company corporate structure.

      As a result of the acquisition, all of E.ON’s subsidiaries that own or operate facilities used for generation, transmission or distribution of electricity or the retail distribution of gas outside of the United States are classified under the PUHCA as “foreign utility companies.” Transactions between any E.ON subsidiary that is a foreign utility company and an E.ON subsidiary that is not a foreign utility company are subject to the SEC regulation.

      Under PUHCA and the rules promulgated by the SEC thereunder, no registered holding company or subsidiary thereof may pay dividends out of capital or unearned surplus, except pursuant to an order of the SEC. LG&E Energy is generally only allowed to pay dividends out of retained earnings.

      As agreed between E.ON and Powergen, upon satisfaction of all conditions E.ON implemented the transaction under an alternative U.K. legal procedure known as a “scheme of arrangement” instead of a tender offer. The scheme of arrangement provided for the acquisition of all outstanding Powergen shares by virtue of an order of the English courts following approval of the transaction at a meeting of Powergen shareholders on April 19, 2002, convened by order of the court. The scheme of arrangement was approved by 98.3 percent of the Powergen shares held by Powergen shareholders present and voting (either in person or by proxy). On June 12, 2002, E.ON received SEC approval for the acquisition. On July 1, 2002, E.ON completed its acquisition of Powergen, which is now wholly owned by E.ON.

      The total purchase price amounted to €7.6 billion (net of €0.2 billion cash acquired), and the assumption of €7.4 billion of debt. Goodwill in the amount of €8.9 billion resulted from the purchase price allocation. A significant deterioration in the market environment for Powergen’s U.K. and U.S. operations triggered an impairment analysis in the third quarter of 2002 that resulted in an impairment charge of €2.4 billion, thus reducing the amount of goodwill associated with the transaction to €6.5 billion. For additional details on this charge, see “Item 5. Operating and Financial Review and Prospects — Results of Operations.”

      E.ON’s acquisition of Powergen is the Company’s most important step to date in implementing its international expansion strategy. Powergen’s strong position in the U.K. electricity market significantly expands E.ON’s geographic reach in Europe, while the acquisition of LG&E Energy, Powergen’s Kentucky-based subsidiary, provides E.ON with entry into the United States, the world’s largest energy market and one in which E.ON expects to devote further resources for expansion through acquisitions in coming years. For more information on Powergen, see “— Business Overview — Powergen.”

RUHRGAS

      A major element in E.ON’s implementation of its strategy of expanding its gas operations and building an integrated power and gas company is its acquisition of control over Ruhrgas, Germany’s leading transporter of natural gas. Management believes that Ruhrgas’ upstream and midstream operations complement E.ON’s own primarily downstream gas holdings, thus providing potential protection against the supply risks and earnings volatility that can characterize retail gas operations, while E.ON’s financial resources can help Ruhrgas increase the level of investment in the enhancement and expansion of its activities. At the same time, the regional overlap of the two groups’ holdings in Scandinavia, the Baltic countries and Eastern Europe is seen as presenting opportunities for operating synergies and a base for future expansion. In addition, management believes E.ON and Ruhrgas together can assist the German government in achieving its climate policy goals by increasing the country’s use of natural gas.

      Ruhrgas is not publicly traded, and was, prior to the completion of the acquisition by E.ON, owned by a number of holding companies, with indirect stakes dispersed among a number of major industrial and energy companies both within and outside Germany.

      In 2001, E.ON concluded contracts for the purchase of significant shareholdings in Ruhrgas with BP p.l.c. (“BP”) and Vodafone Group plc (“Vodafone”). The aggregate consideration paid for these stakes was €3.3 billion. E.ON also reached an agreement in principle with RAG to acquire its Ruhrgas stakes. In January and February 2002, the German Federal Cartel Office blocked the consummation of the transactions with the aforementioned parties on the grounds that the proposed purchase would have had a negative effect on competition in the German gas market. E.ON appealed the decision to the German Economics Ministry, which has the power to overrule the Cartel Office if it determines a transaction would result in an overriding general benefit to the German economy. In March 2002, E.ON agreed to acquire ThyssenKrupp AG’s interest in Ruhrgas for total consideration of €0.5 billion.

      In May 2002, E.ON reached a definitive agreement with RAG to acquire RAG’s more than 18 percent interest in Ruhrgas and to sell E.ON’s majority interest in Degussa to RAG. Under the arrangement, RAG would acquire a majority shareholding in Degussa in two steps at a price of €38 per share. In the first step, in June 2002, RAG made a cash tender offer to Degussa’s shareholders at a price of €38 per share. The parties’ definitive agreement provided that after completion of the tender offer RAG and E.ON would hold equal shareholdings of Degussa and would manage Degussa jointly. In the second step, E.ON is to sell enough shares to RAG at the above price to give RAG a 50.1 percent interest in Degussa by May 31, 2004. Degussa’s Board of Management and Supervisory Board welcomed RAG’s strategic plan and the cash tender offer. RAG partially finances its acquisition of its Degussa stake through a bank loan in the amount of €2 billion. The shares tendered by E.ON and a portion of the other shareholders to RAG were transferred as security to the lenders in order to secure the repayment of the loan, and E.ON had undertaken to re-purchase such shares from the lenders, at a price calculated on the basis of the then-current market price in certain cases of RAG’s default under the loan. The RAG transaction was subject to the completion of E.ON’s acquisition of Ruhrgas, and was to lapse if the acquisition had not been completed by January 31, 2003.

      On July 3, 2002, E.ON reached agreements to acquire the 40 percent interest in Ruhrgas held indirectly by Esso Deutschland GmbH, Deutsche Shell GmbH, and TUI AG. The aggregate purchase price for this stake is €4.1 billion, and completion of these transactions would make E.ON the sole owner of Ruhrgas.

      On July 5, 2002, E.ON was granted the ministerial approval it had requested for the acquisition of a majority shareholding in Ruhrgas. The ministerial approval was linked with stringent requirements designed to promote competition in the gas sector. Ruhrgas will have to auction 75 billion kilowatt hours (“kWh”) of natural gas to its competitors. In addition, E.ON and Ruhrgas are required to divest several shareholdings. These include the majority stake in Gelsenwasser AG (“Gelsenwasser”), the minority stakes in VNG AG, EWE Aktiengesellschaft and E.ON’s stakes in Bayerngas GmbH (“Bayerngas”) and Stadtwerke Bremen Aktiengesellschaft (“Stadtwerke Bremen”). E.ON also announced that it will make significant capital investments in Ruhrgas. On the same day, E.ON completed the acquisition of 38.5 percent of Ruhrgas from BP, Vodafone and ThyssenKrupp AG.

      A number of competitors with interests in the German energy industry filed complaints against the ministerial approval in the state Superior Court (Oberlandesgericht) in Düsseldorf and petitioned the court to issue a temporary injunction blocking the transaction. The court subsequently issued a series of orders in July, August and September 2002 that temporarily enjoined the Company’s acquisition of a majority stake in Ruhrgas. In addition, the court prohibited the Company from exercising its shareholders’ rights with respect to the Ruhrgas stake it had acquired from BP, Vodafone and ThyssenKrupp AG until the takeover was approved. E.ON continued to maintain that the reasons given by the court in the summary proceedings leading to these orders did not justify its decision.

      Following the issuance of the temporary injunction, on September 18, 2002, Germany’s Federal Minister of Economics confirmed the essential aspects of the July 5 ministerial approval for E.ON’s acquisition of Ruhrgas. However, the ministry linked its decision to a tightening of the requirements. Ruhrgas would also be required to sell its stakes in Bayerngas and Stadtwerke Bremen and all of the companies required to be disposed are to be granted special rights to terminate their existing purchase agreements with E.ON and Ruhrgas on a staggered basis. In addition, Ruhrgas will have to auction 200 billion kWh of natural gas to its competitors, with the minimum bid in such auctions being lower than the average border-crossing price. On this basis, the ministry asked the state Superior Court to lift its temporary injunction.

      On December 17, 2002, the state Superior Court decided not to lift the temporary injunction, and formal proceedings (Hauptverfahren) regarding the injunction started in January 2003. On January 31, 2003, E.ON reached settlement agreements with all plaintiffs who had contested the validity of the ministerial approval. The settlement agreements with each of the nine plaintiffs differ in certain respects, though they can be divided into two groups. Those with EnBW Energie Baden-Württemberg (“EnBW”) and Fortum Oil and Gas Oy (“Fortum”) primarily entail the exchange of shareholdings in certain of the companies’ respective domestic and Northern European affiliates upon agreed conditions. In addition, E.ON has agreed to acquire a stake in Concord Power Verwaltungsgesellschaft GmbH (“Concord Power”) under an agreement with EnBW and the Saalfeld Group, the current owners of Concord Power. Concord Power plans to build a new Combined Cycle Gas Turbine Power Station in Lubmin on the Baltic Sea. The agreements with the remaining plaintiffs: Ampere AG, ares Energie AG, GGEW Gruppen- Gas- und Elektrizitätswerk Bergstraße AG, Stadtwerke Aachen Aktiengesellschaft, Stadtwerke Rosenheim GmbH & Co. KG and Trianel European Energy Trading GmbH, generally include commitments by E.ON to enter into gas and/or electricity supply contracts, make certain infrastructure improvements (particularly with regard to gas distribution), and provide specified access to the gas and electricity supply grids. Certain of these agreements also provide for the sale by E.ON of shareholdings or distribution assets and the related customer base at preferential prices or require E.ON to provide marketing support. These agreements also require E.ON to make other financial payments to the plaintiffs. In addition, Ruhrgas has reconfirmed to all the parties its commitment to open and fair competition in the gas market. The agreements are currently being reviewed by Germany’s antitrust regulator.

      In March 2003, E.ON acquired the remaining shares of Ruhrgas. E.ON’s capital expenditures in 2003 for the completion of the acquisition of Ruhrgas will total approximately €4 billion. Beginning as of February 1, 2003, E.ON fully consolidated Ruhrgas.

      Upon termination of the court proceedings, the Company completed the first step of the RAG/ Degussa transaction, i.e., the Company acquired RAG’s Ruhrgas stake for total consideration of €2.0 billion. E.ON tendered 37.2 million of its shares in Degussa to RAG at the price of €38 per share, receiving total proceeds of €1.4 billion. Following this transaction and the completion of the tender offer to the other Degussa shareholders, RAG and E.ON each hold a 46.5 percent interest in Degussa, with the remainder being held by the public.

      According to publicly available sources, Ruhrgas is Germany’s largest wholesaler of natural gas in terms of kWh. Ruhrgas imports gas from Russia, Norway, the Netherlands and the U.K. It provides gas supplies from these foreign and domestic sources based on long-term purchase contracts. The natural gas purchased on the markets is supplied to local distribution companies and industrial customers in Germany and increasingly also in neighbouring countries. For its supply and transmission business, Ruhrgas operates an approximately 11,000 km long pipeline system, as well as 12 underground storage facilities and 26 compressor stations. Ruhrgas holds several stakes in German and international gas transportation and distribution companies, including an approximately 5 percent investment in OAO Gazprom, Russia’s main natural gas exploring and transporting company.

      In 2001, the Ruhrgas group reported sales of €13,322 million and profit on ordinary activities of €791 million under German GAAP. In 2001, domestic production accounted for one-sixth of the company’s supply portfolio. Ruhrgas AG sold 601 billion kWh of natural gas in 2001. Ruhrgas’ operations are primarily concentrated in the western part of Germany, but it has activities, particularly in gas distribution, throughout the country. Ruhrgas had 9,187 employees in 2001.

      Certain selected financial data of Ruhrgas as of and for the year ended December 31, 2001 (prepared in accordance with German GAAP) are set forth in the table below. The Ruhrgas financial data set forth below, as well as all of the other information on Ruhrgas included in this annual report, have been obtained from publicly available sources, including Ruhrgas’ corporate website at www.ruhrgas.com. E.ON has not independently verified such information. E.ON therefore does not accept responsibility for the accuracy or completeness of such information.

Year Ended
December 31, 2001

(€ in millions)
Income Statement Data:
Ruhrgas Group net sales	13,322
Raw material and consumables	11,510
Operating result	684
Participating interests and other interest	107
Profit on ordinary activities	791
Net income	491
Balance Sheet Data:
Fixed assets	4,245
Current assets (including prepayments and accrued income)	3,806
Total assets	8,051
Gross debt	2,939
Provisions and extraordinary reserve items	2,320
Other liabilities (accruals and deferred income)	252
Stockholders’ equity(1)	2,540
Total liabilities and stockholders’ equity	8,051

(1)	Includes minority interests of €42 million.

      For more information of the impact of this transaction, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

OTHER SIGNIFICANT EVENTS

      On January 17, 2003, E.ON agreed to sell its roughly 16 percent shareholding in Bouygues Telecom S.A. (“Bouygues Telecom”), the French wireless communications company, to Bouygues S.A. (“Bouygues Group”). Bouygues agreed to purchase the shares in two tranches.

      In December 2002, E.ON arranged a credit facility of €15 billion with an international group of banks.

      On October 21, 2002, Powergen acquired the U.K. retail energy business, certain gas supply contracts and three coal-fired power stations from the TXU Group.

      On August 30, 2002, AV Packaging GmbH, a 49-51 joint venture of E.ON and Allianz Capital Partner GmbH, concluded an agreement to sell Schmalbach-Lubeca AG, the packaging company formerly owned by VIAG, to the U.S.-based Ball Corporation.

      In July 2002, E.ON agreed to sell its 65.4 percent interest in Stinnes to Deutsche Bahn AG (“DB”) in connection with a cash tender offer DB later made to all Stinnes shareholders at a price of €32.75 per share. Under U.S. GAAP, Stinnes is accounted for as a discontinued operation.

      On June 30, 2002, E.ON exercised the put option to sell its remaining 49.0 percent interest in VEBA Oel to BP. Under U.S. GAAP, VEBA Oel is accounted for as a discontinued operation.

      In June 2002, E.ON exercised its put option to sell nearly 103 million shares of Orange S.A. to France Telecom.

      In January 2002, E.ON agreed to sell VAW to the Norwegian company Norsk Hydro ASA. The closing of the transaction took place in March 2002. Under U.S. GAAP, VAW is accounted for as a discontinued operation.

      During 2002, Degussa sold a number of non-core businesses, all of which are accounted for as discontinued operations under U.S. GAAP.

      For details of these transactions, see the respective division descriptions in “— Business Overview” and the description in “— Business Overview — Discontinued Operations”, “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions” and “— Liquidity and Capital Resources.”

CAPITAL EXPENDITURES

      E.ON’s aggregate capital expenditures for property, plant and equipment were €3.2 billion in 2002 (2001: €2.8 billion, 2000: €2.7 billion). For a detailed description of these capital expenditures, as well as E.ON’s expected capital expenditures for the period beginning in 2003, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

BUSINESS OVERVIEW

INTRODUCTION

      E.ON is the fourth-largest industrial group in Germany, measured on the basis of market capitalization at year-end 2002. In 2002, the Group was organized into four separate business divisions: E.ON Energie, Powergen, chemicals and real estate.

      E.ON Energie: E.ON Energie is one of the largest privately owned European power companies in terms of electricity sales, with revenues of €19.5 billion (which included €933 million of electricity taxes that were remitted to the tax authorities) in 2002. E.ON Energie’s core business consists of the ownership and operation of power generation facilities, the transmission and distribution/ supply of electric power, gas and heat and the supply of water and water-related services in Germany and continental Europe. The E.ON Energie division owns interests in and operates power stations with a total installed capacity of approximately 50,200 megawatts, of which E.ON Energie’s attributable share is approximately 34,100 megawatts (not including mothballed, shut down and reduced power plants). Through its own operations, as well as through distribution companies, in most of which it owns a majority interest, E.ON Energie also distributes electricity, heat and gas to regional and municipal utilities, commercial and industrial customers and standard-rate customers, which together account for more than one-third of the electricity consumption of end users in Germany. E.ON Energie’s minority interests in utilities are generally accounted for under the equity method. As a result, a portion of electricity-related earnings are recorded as income from equity interests and are not reflected in E.ON’s consolidated revenues. Management views these associated companies as an integral part of the operations of E.ON Energie. In 2002, the E.ON Energie division contributed 52.7 percent of E.ON’s revenues and recorded internal operating profit of €2.9 billion.

      Powergen: Powergen is an international, integrated energy company with its principal operations in the United Kingdom and the United States. In the six months following E.ON’s completion of its acquisition of Powergen on July 1, 2002, Powergen recorded revenues of €4.5 billion. Powergen and its associated companies are actively involved in the ownership and operation of power generation facilities, as well as the distribution and supply of electric power and gas. On October 21, 2002, Powergen acquired the U.K. retail energy business, certain gas supply contracts and three coal fired power stations from TXU Group, thereby adding approximately 5.5 million retail customers. The Powergen division owns interests in and operates power stations with a total installed capacity of approximately 24,300 megawatts, of which Powergen’s attributable share is approximately 20,200 megawatts (not including mothballed and shut down power plants). In the six months following its acquisition, the Powergen division contributed 12.1 percent of E.ON’s revenues and recorded internal operating profit of €0.3 billion.

      Chemicals: Degussa is one of the major specialty chemical companies in the world. In May 2002, E.ON reached a definitive agreement with RAG to sell a portion of E.ON’s majority interest in Degussa to RAG and to acquire RAG’s more than 18 percent interest in Ruhrgas in a two step transaction. Upon termination of the court proceedings that had temporarily enjoined the Company from acquiring control of Ruhrgas in late January 2003, E.ON completed the first step of the RAG/ Degussa transaction by acquiring RAG’s Ruhrgas stake and tendering 37.2 million of its shares in Degussa to RAG at the price of €38 per share, receiving total proceeds of €1.4 billion. Following this transaction and the completion of the tender offer to the other Degussa shareholders, RAG and

E.ON each hold a 46.5 percent interest in Degussa, with the remainder being held by the public. In the second step, E.ON is to sell enough shares to RAG at the above price to give RAG a 50.1 percent interest in Degussa by May 31, 2004. Prior to that time, E.ON and RAG are to operate Degussa under joint control. Degussa focuses on specialty chemicals, which are grouped by business unit in six core divisions: Health & Nutrition, Construction Chemicals, Fine & Industrial Chemicals, Performance Chemicals, Coatings & Advanced Fillers, and Specialty Polymers. During 2002, Degussa disposed of most of the non-core businesses it had earmarked for divestiture and expects to divest its remaining non-core businesses by the end of 2003, subject to market conditions. In 2002, Degussa had revenues of €11.8 billion and internal operating profit of €0.7 billion, and contributed 31.7 percent of E.ON’s revenues.

      Real Estate: Viterra, E.ON’s real estate group, is primarily engaged in two businesses: residential real estate and real estate development. Viterra is Germany’s largest private owner of residential property, with a property portfolio at year-end 2002 of approximately 165,000 housing units. Viterra also held approximately 90 commercial units at year-end. In 2002, E.ON’s real estate division had revenues of €1.2 billion and internal operating profit of €0.2 billion, and contributed 3.3 percent of E.ON’s revenues.

      Until the end of 2001, E.ON reported its telecommunications activities as a separate segment. These activities comprise a 50.1 percent interest in the Austrian mobile telecommunications network operator Connect Austria Gesellschaft für Telekommunikation GmbH (“Connect Austria”) and a minority interest in the French mobile telecommunications network operator Bouygues Telecom. E.ON considers its former telecommunications division to be of minor significance. Accordingly, as of January 2002, E.ON is reporting the results of these activities under Holding/others in its segment reporting. Effective January 1, 2002, Connect Austria is accounted for at equity in E.ON’s Consolidated Financial Statements, as was Bouygues Telecom until divestment of the first tranche of the shares to the Bouygues Group.

      For information on E.ON’s discontinued operations, including its former oil, distribution/logistics, aluminum and silicon wafers divisions, as well as certain activities of the chemicals and real estate divisions, see “— Discontinued Operations.”

      The following table sets forth the revenues of E.ON by division for 2002, 2001 and 2000:

	2002		2001		2000(1)

	(€ in		(€ in		(€ in
	millions)%		millions)%		millions)%

E.ON Energie(2)	19,518	52.7	16,227	43.5	11,027	28.2
Powergen(3)	4,476	12.1	—	—	—	—
Chemicals(4)	11,765	31.7	16,337	43.8	17,435	44.6
Real Estate(4)	1,226	3.3	875	2.4	947	2.4
Holding/others(5)	74	0.2	3,834	10.3	9,688	24.8

Total Revenues(6)	37,059	100.0	37,273	100.0	39,097	100.0

(1)	Includes revenues of the former VIAG Group in the E.ON Energie and chemicals divisions, as well as in “others”, beginning as of July 1, 2000.

(2)	Includes electricity taxes of €933 million in 2002, €694 million in 2001 and €349 million in 2000.

(3)	Includes revenues of Powergen beginning as of July 1, 2002.

(4)	Excludes the revenues of activities accounted for as discontinued operations. For more details, see “— Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(5)	Includes the parent company and effects from consolidation, as well as the revenues of the former telecommunications division, and of Klöckner and VEBA Electronics LLC (“VEBA Electronics”) of the former distribution/logistics division. For 2000, includes three months’ consolidated revenues of Schmalbach-Lubeca AG, a packaging company that had been 59.8 percent owned by the former VIAG Group, in 2000.

(6)	Excludes intercompany sales.

      Most of E.ON’s operations are in Germany. German operations produced 62.6 percent of E.ON’s revenues (measured by location of operation) in 2002 (2001: 62.9 percent; 2000: 56.5 percent). E.ON also has a significant presence outside Germany representing 37.4 percent of revenues by location of operation for 2002 (2001: 37.1 percent; 2000: 43.5 percent). In 2002, approximately 55.6 percent (2001: 48.7 percent; 2000: 43.0 percent) of E.ON’s revenues were derived from customers in Germany and 44.4 percent (2001: 51.3 percent; 2000: 57.0 percent) from customers outside Germany. For more details about the segmentation of E.ON’s revenues by location of operation and customers for the years 2002, 2001 and 2000, see Note 31 of the Notes to Consolidated Financial Statements. At December 31, 2002, E.ON had 107,856 employees, approximately 60.9 percent of whom were employed in Germany. For more information about employees, see “Item 6. Directors, Senior Management and Employees — Employees.”

      E.ON believes that as of December 31, 2002, it had close to 478,000 shareholders worldwide. E.ON’s shares, all of which are Ordinary Shares, are listed on all eight German stock exchanges, as well as on the Swiss electronic stock exchange. They are also actively traded over the counter in London. E.ON’s American Depositary Shares (“ADSs”), each of which represents one Ordinary Share, are listed on the New York Stock Exchange (“NYSE”).

E.ON ENERGIE

          Overview

      Following the VEBA-VIAG merger, the merger of PreussenElektra and Bayernwerk formed the new E.ON Energie on July 14, 2000. E.ON Energie, which is wholly owned by E.ON, is one of the largest European power companies in terms of electricity sales. E.ON Energie had revenues of €19.5 billion (which included €933 million of electricity taxes that were remitted to the tax authorities), €16.0 billion of which in Germany, and internal operating profit of €2.9 billion in 2002. E.ON Energie is responsible for all of E.ON’s energy activities in Germany and continental Europe and is one of the four interregional electric utilities in Germany that are interconnected in the western European power grid.

      The merger enabled E.ON Energie to realize cumulative cost savings of approximately €700 million through the end of 2002, as detailed below.

•	Combining the two companies’ procurement of raw materials and third party services, which resulted in more favorable price terms, and combining the two companies’ administrative operations, thus reducing overhead costs (€225 million).

•	Combining trading, marketing and supply activities (€175 million).

•	Combining the management and operation of the two companies’ power plants and transmission and distribution assets. In particular, E.ON Energie was able to optimize the operation sequence for the plants and lower reserve capacities, as well as reducing related overhead costs (€250 million).

•	Merger of Synergis GmbH (“Synergis”), an IT services company in which E.ON Energie held a 49 percent stake, and Gedos mbH (“GEDOS”), a wholly owned subsidiary of E.ON Energie active in the IT services business forming is:energy GmbH. Synergies were also realized through the cooperation of the majority owned regional gas distributors Thüga and Contigas Deutsche Energie AG (“Contigas”) forming “new” Thüga (€50 million).

      By the end of 2002, E.ON Energie had realized all of the expected synergy benefits. E.ON Energie incurred transaction costs associated with the merger of PreussenElektra and Bayernwerk of approximately €300 million, all of which had been incurred as of December 31, 2002.

      In order to further focus its energy business, E.ON Energie entered into the following transactions in 2002 and early 2003:

•	In 2002, E.ON Energie significantly strengthened its position in Germany by acquiring or increasing its share of the following three German regional distribution companies. Following these transactions, E.ON

Energie controls a majority stake in all but one of the German regional distribution companies in which it has an interest.

•	In May 2002, E.ON Energie increased its stake in EAM from 46.0 percent to a majority by acquiring additional shares from municipal shareholders. As of December 31, 2002, E.ON Energie held 73.3 percent of EAM, which is located in Kassel and supplied approximately 10 TWh of electricity to customers, mainly in Hesse, in 2002.

•	In June 2002, E.ON Energie acquired all of the shares in E.ON Wesertal Beteiligungsgesellschaft mbH (“EWB”), formerly “Fortum Energie GmbH”, from the Finnish utility Fortum. EWB is a holding company for the wholly owned Elektrizitätswerk Wesertal GmbH (“EWW”). EWW is located in Hameln and supplied approximately 3 TWh of electricity to customers, mainly in the Eastern Westphalia region and Lower Saxony, in 2002. By acquiring EWW and Elektrizitätswerk Minden Ravensberg (“EMR”), E.ON Energie increased its interest in the Grohnde nuclear power station to 83.3 percent.

•	In July 2002, E.ON Energie increased its stake in EMR from 25.1 percent to a majority by acquiring additional shares from municipal shareholders. As of December 31, 2002, E.ON Energie held 55.2 percent of EMR, which is located in Herford, and supplied approximately 3 TWh of electricity to customers, mainly in the eastern Westphalia region, in 2002.

•	In July 2002, E.ON Energie acquired the remaining 10.1 percent of the outstanding shares of Hein Gas Hamburger Gaswerke GmbH (“Hein Gas”) from BEB Erdgas und Erdöl GmbH. Following this acquisition, all of the shares of Hein Gas are held by members of the E.ON Energie group, with 71.9 percent of the shares being held directly by E.ON Energie. Hein Gas is a regional gas distributor mainly in the city of Hamburg and also supplies gas in the area around Schwerin through its subsidiary Hanse Gas GmbH. Its aggregate gas sales totaled 33 TWh in 2002.

•	In August 2002, E.ON Energie increased its stake in Thüga AG (“Thüga”) to 87.1 percent by acquiring an additional 25.1 percent of the outstanding shares from Bayerische Landesbank. The remaining shares of Thüga are held by Ruhrgas (10.0 percent) and the public market (2.9 percent). Thüga is an energy distributor that specializes in minority shareholdings in municipal and regional gas and electricity companies, many of which are controlled by local governments.

•	In 2002 and the beginning of 2003, E.ON Energie through its regional distributors and through Thüga purchased minority shareholdings in a number of smaller energy companies controlled by municipalities in Germany. Although most of these investments have been rather small in terms of the amounts paid, management believes that they have a significant strategic value in enhancing E.ON Energie’s competitive position in the relevant markets.

      In order to further streamline its German distribution business, E.ON Energie has begun to merge individual distribution companies in which it holds a majority interest into larger entities. E.ON Energie expects the mergers to generate cost savings and to improve operational efficiency.

•	In 2002, E.ON Energie started preparations to merge EWW, EMR and PESAG Aktiengesellschaft into a single larger regional distribution company, in which E.ON Energie will hold a majority stake. The three companies sold approximately 10 TWh of electricity and 5 TWh of gas in 2002. The merger is expected to be finalized in 2003.

•	In late 2002, E.ON Energie also started preparations to merge Schleswag AG (“Schleswag”), the northern German electricity and gas distribution company in which it holds a 65.3 percent stake, with regional gas distributor Hein Gas, which is wholly owned by E.ON Energie group companies. E.ON Energie will hold a majority stake in the merged company. In 2002, the two companies sold approximately 12 TWh of electricity and 45 TWh of gas to customers in Schleswig-Holstein, Hamburg and Mecklenburg-Western Pomerania. The merger is expected to be finalized in 2003.

      E.ON Energie also broadened its international scope by continuing to enhance its presence in its target markets, while divesting other shareholdings in Germany and abroad:

•	In January 2002, E.ON and E.ON Energie sold their indirect shareholdings of 6.5 percent each in STEAG AG (“STEAG”), a German independent power producer, to RAG.

•	In 2002, E.ON Energie increased its share of the Finnish municipal electricity company Espoon Sähkö Oyj (“Espoon Sähkö”) to 65.6 percent in several steps. First, E.ON Energie acquired a 34.0 percent stake from the city of Espoo. In addition, E.ON Energie acquired an additional 31.6 percent of the outstanding shares through a public tender offer and additional share purchases.

•	In July 2002, E.ON Energie divested its 24.5 percent equity interest in Swiss utility Watt AG (“Watt”) to Nordostschweizerische Kraftwerke AG, following management’s determination that Watt’s shareholder structure would not allow E.ON Energie to gain sufficient operational influence. E.ON Energie is now focusing its Swiss exposure on its 20 percent stake in the regional Swiss utility BKW FMB Energie AG (“BKW”).

•	In September 2002, E.ON Energie acquired a 49 percent share in Slovakian regional electricity distributor Západoslovenská energetika, a.s. (“ZSE”). Management believes that ZSE has a market share of about 33 percent and is Slovakia’s largest energy electricity supplier. ZSE is located in the area around the city of Bratislava, where management believes the Slovakian energy market is growing most rapidly. The Slovakian state holds the remaining 51.0 percent interest in ZSE and has an option to sell this stake to E.ON Energie until 2008.

•	In November 2002, E.ON Energie increased its stake in Hungarian regional distributor Észak-dunántúli Áramszolgáltató Rt. (“ÉDÁSZ”) to 90.6 percent by acquiring an additional 62.9 percent of the outstanding shares through a public tender offer and additional share purchases. ÉDÁSZ sold approximately 7 TWh of electricity in 2002.

      In connection with E.ON’s acquisition of Ruhrgas, E.ON has committed to divest several of its subsidiaries. For more information, see “— History and Development of the Company — Ruhrgas.”

          Strategy

      E.ON Energie has primary responsibility for implementing the Group’s energy strategy in the German and continental European energy markets, including the regions of Northern Europe, Central and Eastern Europe, the Benelux countries and the Alpine region. Management believes that the strong position in the German electricity market resulting from the merger of PreussenElektra and Bayernwerk provides E.ON Energie with a solid base to expand into the combined supply of electricity and gas, as well as other energy-related services throughout Germany and continental Europe.

      In implementing its strategy, E.ON Energie focuses on two primary objectives:

      Growing the core business. In Germany, E.ON Energie seeks to achieve market leadership in power and gas retailing. E.ON believes the launch of the E.ON brand has been a great success, with customer awareness of the company and its products reaching significant levels since introduction of the brand in 2000. E.ON also intends to grow further by playing an active role in the ongoing privatization of Germany’s municipal utilities.

      E.ON Energie is actively seeking to enlarge its European footprint, primarily in neighboring Northern Europe, Central and Eastern Europe, the Benelux countries and the Alpine region. E.ON Energie believes this approach creates opportunities to achieve synergies with E.ON Energie’s current operations and capitalizes on the proximity of these countries to E.ON Energie’s primary supply business in Germany.

      Continuing to deliver value. As it continues to expand and consolidate its activities throughout Germany and continental Europe, E.ON Energie is focusing significant attention on the successful integration of the acquired businesses. Management believes that the division’s extensive experience in Germany will facilitate this process of integration and enhance the larger group’s ability to continue to deliver value to its customers. In particular, the dissemination of “best practice” business methods throughout the E.ON Energie division and benchmarking with other Group companies is expected to improve operating efficiencies.

      E.ON Energie aims to take advantage of economies of scale it expects to realize by consolidating the gas and electricity retail and distribution activities of its regional companies. In order to further strengthen the profitability of its business, E.ON Energie follows a margin-oriented sales strategy and expects to profit from rising wholesale prices.

          Operations

      Electricity generated at power stations is delivered to customers through an integrated transmission and distribution system. The principal segments of the electricity industry in the countries in which E.ON Energie operates are:

Generation:	the production of electricity at power stations;
Transmission:	the bulk transfer of electricity across an interregional power grid, which consists mainly of overhead transmission lines, substations and some underground cables (at this level there is a market for bulk trading of electricity, through which sales and purchases of electricity are made between generators, regional distributors, and other suppliers of electricity);
Distribution and Supply:	the transfer and sale of electricity from the interregional power grid and its delivery, across local distribution systems, to customers; and
Trading:	the buying and selling of electricity and related products for purposes of portfolio optimization, arbitrage and risk management.

      E.ON Energie and its associated companies are actively involved in all segments of the electricity industry. The core business consists of the ownership and operation of power generation facilities and the transmission and distribution of electricity and, to a lesser extent, gas and heat to interregional, regional and municipal utilities, traders, industrial and special-rate customers and standard-rate customers (households and small businesses). In addition, E.ON Energie is increasingly active in the natural gas business.

      The following table sets forth the sources of E.ON Energie’s electric power in kWh in 2002 and 2001:

	2002	2001
	million	million	%
Sources of Power	kWh	kWh	Change

Own production	155,736	141,796	9.8
Purchased power	106,188	93,338	13.8
from power stations in which E.ON Energie has an interest of 50 percent or less	14,725	17,488	(15.8)
from other suppliers	91,463	75,850	20.6
Total power supplied*	261,924	235,134	11.4
Power used for operating purposes, network losses and pump storage	(11,360)	(9,443)	20.3

Total	250,564	225,691	11.0

*	Excluding physically-settled electricity trading activities of 162,543 million kWh and 92,467 million kWh in 2002 and 2001, respectively.

      In 2002, E.ON Energie procured a total of 261.9 billion kWh of electricity, including 11.4 billion kWh used for operating purposes, network losses and pumped storage. E.ON Energie purchased a total of 14.7 billion kWh of power from power stations in which it has an interest of 50 percent or less. In addition, E.ON Energie purchased 91.5 billion kWh of electricity from other utilities, 10.8 billion kWh of which were from Scandinavian utilities and 21.7 billion kWh of which were from VEAG/Vattenfall Europe AG (“Vattenfall Europe”), the eastern German interregional utility, for redistribution by eastern German regional distributors. In addition, E.ON Energie purchased power from local generators in Hungary totalling 8.5 billion kWh.

      Following the abolition of separate geographic operating areas for utilities under the New Energy Law (as defined in “— Regulatory Environment”) in 1998, E.ON Energie began to supply power nationwide and to broaden its activities in neighboring countries. E.ON Energie is thus significantly expanding beyond its traditional home markets, which include parts or all of the German states of Schleswig-Holstein, Lower Saxony, Hesse, North Rhine-Westphalia, Mecklenburg-Western Pomerania, Brandenburg, Saxony-Anhalt, Thuringia and Bavaria. E.ON Energie supplied about one-third of the electricity consumed by end users in Germany in 2002. Electricity accounted for 73.4 percent of E.ON Energie’s 2002 sales (2001: 73 percent), gas revenues represented 16.8 percent (2001: 17 percent), water revenues 1.4 percent (2001: 2 percent), district heating 3.6 percent (2001: 2 percent) and other activities 4.8 percent (2001: 6 percent).

      The following table sets forth the total distribution of E.ON Energie’s electric power in 2002 and 2001:

	Total	Total
	2002	2001	%
	million	million	Change in
Distribution of Power* to	kWh	kWh	Total

Non-consolidated interregional, regional and municipal utilities	139,547	104,672	33.3
Industrial and special-rate customers	70,605	86,671	(18.5)
Standard-rate customers	40,412	34,348	17.7

Total	250,564	225,691	11.0

*	Excluding physically-settled electricity trading activities of 162,543 million kWh and 92,467 million kWh in 2002 and 2001, respectively.

      The changes in the volume of power distributed to the different classes of customers in 2002 compared to 2001 largely reflect changes in customer classifications, while the overall increase is primarily attributable to the contributions of newly-acquired companies. For further information on the distribution of power in Germany, see “— German Operations — Distribution and Supply.” For an explanation of changes in electricity distributed, see “Item 5. Operating and Financial Review and Prospects — Results of Operations.” E.ON Energie’s total gas sales volume amounted to 117.0 billion kWh in 2002, a 22.1 percent increase from 95.8 billion kWh in 2001.

      E.ON Energie’s company structure reflects the different characteristics of electricity, gas and water utilities, and in addition, reflects the individual segments of its electricity business: generation, transmission, distribution and supply and trading. The following chart shows the major subsidiaries of the E.ON Energie group, their respective fields of operation and the percentage of each held by E.ON Energie.

E.ON ENERGIE GROUP

Holding Company

E.ON Energie AG

•	Leading entity for the management and coordination of the group activities.
•	Centralized strategic, controlling and service functions.

Conventional Power Plants

E.ON Kraftwerke GmbH (100%)

•	Power generation by conventional power plants.
•	Waste incineration.

E.ON Fernwärme GmbH (100%)

•	District heating.

Nuclear Power Plants

E.ON Kernkraft GmbH (100%)

•	Power generation by nuclear power plants.

Hydroelectric Power Plants

E.ON Wasserkraft GmbH (100%)

•	Power generation by hydroelectric power plants.

Transmission

E.ON Netz GmbH (100%)

•	Power transmission across high voltage grids (110 kilovolt-380 kilovolt).
•	Load distribution.
Distribution, Supply and Trading of Electricity

E.ON Sales & Trading GmbH (100%)

•	Supply of electricity and energy services to large customers as well as to regional and municipal distributors.
•	Centralized wholesale functions.
•	Optimization of energy procurement costs.
•	Physical energy trading and trading of energy-based financial instruments and related risk management.
•	Optimization of the value of the power plants’ assets in the market place.
Ten regional distributors across Germany (shareholding percentages range from 27 to 100 percent; nine of the ten are majority owned and consolidated).

•	Distribution and supply of electricity, gas, heat and water to retail customers.
•	Energy consulting.

Ruhr Energie GmbH (100%)

•	Customer service and electricity and heat supply to industrial customers in the Ruhr region.
Distribution and Supply of Gas

Hein Gas Hamburger Gaswerke GmbH (100%)

•	Distribution and supply of gas and heat to retail customers in the Hamburg and Schwerin regions.

Integrated Water Utility

Gelsenwasser AG (80.5%)

•	Regional water procurement and supply.
•	Joint ventures in the field of wastewater treatment.
•	Regional gas supply.
Municipal and Regional Shareholdings

Thüga AG (87.1%)

•	Minority shareholdings in municipal and regional distributors (mainly distributors and suppliers of electricity, gas and water) to which Thüga provides operational and managerial advice.
•	Own distribution and supply activities (electricity and gas).
•	Majority shareholding in gas distribution companies in Italy.
Major International Shareholdings

Sydkraft AB (55.2%)

•	Generation, distribution, marketing, trading and sale of electricity, gas and heat, mainly in Scandinavia.
Espoon Sähkö Oyj (65.6%)

•	Generation, distribution, marketing, trading and sale of electricity and heat in Finland.
E.ON Benelux Generation N.V. (100%)

•	Power generation by conventional power plants.
•	District heating.
E.ON Hungaria (100%)

•	Generation, distribution, marketing and sale of electricity and gas in Hungary through its group companies.
E.ON Czech Holding AG (100%)

•	Generation, distribution, marketing and sale of electricity and gas in the Czech Republic through its shareholdings in regional distributors.
Západoslovenská energetika, a.s. (49%)

•	Distribution, marketing and sale of electricity in Slovakia.
Services/ Others

E.ON Engineering GmbH (100%)

•	Group internal and external consulting and planning services in the energy sector.
•	Marketing of expertise in the area of conventional, renewable, cogeneration and nuclear power generation.

E.ON Energie Immobilien GmbH (100%); E.ON Energie Real Estate GmbH (100%)

•	Administration of real estate.
E.ON Facility Management GmbH (51%)

•	Infrastructure services.
Prüfungsgesellschaft für Energieversorgungunternehmen mbH (100%)

•	Internal auditing services.
is:energy GmbH (74.8%)

•	IT services.

German Operations

          Power Generation

      General. E.ON Energie owns interests in and operates electric power generation facilities in Germany with a total installed capacity of more than 33,500 megawatts (“MW”), its attributable share of which is approximately 25,300 MW (not including mothballed, shut down or reduced power plants). The power generation business division is subdivided into three units according to fuels used: E.ON Kraftwerke GmbH (“E.ON Kraftwerke”) owns and operates the power stations using fossil fuel energy sources, as well as waste incineration plants and renewable generation facilities, E.ON Kernkraft GmbH (“E.ON Kernkraft”) owns and operates the nuclear power stations and E.ON Wasserkraft GmbH (“E.ON Wasserkraft”) owns and operates the hydroelectric power plants.

      Based on the consolidation principles under U.S. GAAP, E.ON Energie reports 100 percent of revenues and expenses from majority-owned power plants in its consolidated accounts without any deduction for minority interests. Conversely, 50 percent and minority-owned power plants are accounted for by the equity method. Power generation capacity in jointly owned plants is reported based on E.ON’s ownership percentage.

      The following table sets forth E.ON Energie’s major electric power generation facilities (including cogeneration plants) in Germany, their total capacity, the stake held by E.ON Energie and the attributable capacity to E.ON Energie for each facility as of December 31, 2002, and their start-up dates.

E.ON ENERGIE GERMAN ELECTRIC POWER STATIONS

		E.ON Energie’s
		Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Nuclear
Brokdorf	1,370	80.0	1,096	1986
Brunsbüttel	771	33.3	257	1976
Emsland	1,329	12.5	166	1988
Grafenrheinfeld	1,275	100.0	1,275	1981
Grohnde	1,360	83.3	1,133	1984
Gundremmingen B	1,284	25.0	321	1984
Gundremmingen C	1,288	25.0	322	1984
Isar 1	878	100.0	878	1977
Isar 2	1,400	75.0	1,050	1988
Krümmel	1,260	50.0	630	1983
Stade (1)	640	66.7	417	1972
Unterweser	1,345	100.0	1,345	1978

Total	14,200		8,890

Lignite
Arzberg 5	104	100.0	104	1966
Buschhaus	330	100.0	330	1985
Kassel (1)	33	50.0	17	1988
Lippendorf S	865	50.0	433	1999
Schkopau	900	55.6	500	1995

Total	2,232		1,384

Hard Coal
Bexbach 1	714	33.3	238	1983
Buer (CHP)	70	100.0	70	1985
Datteln 1	95	100.0	95	1964
Datteln 2	95	100.0	95	1964
Datteln 3	113	100.0	113	1969
Farge	325	100.0	325	1969
GKW Weser/ Veltheim 2	100	51.7	52	1965

		E.ON Energie’s
		Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Hard Coal (continued)
GKW Weser/ Veltheim 3	320	51.7	166	1970
Glückstadt	14	100.0	14	1983
Heyden	865	100.0	865	1987
Kiel	323	50.0	162	1970
Knepper C	345	100.0	345	1971
Mehrum C	654	50.0	327	1979
Rostock	508	50.4	256	1994
Scholven B	345	100.0	345	1968
Scholven C	345	100.0	345	1969
Scholven D	345	100.0	345	1970
Scholven E	345	100.0	345	1971
Scholven F	676	100.0	676	1979
Shamrock	132	100.0	132	1957
Staudinger 3	293	100.0	293	1970
Staudinger 5	510	100.0	510	1992
Wilhelmshaven	747	100.0	747	1976
Zolling	449	100.0	449	1986

Total	8,728		7,310

Natural Gas
Bad Salzungen	10	73	7	1993
Emden GT	50	100.0	50	1972
Franken I/1	382	100.0	382	1973
Franken I/2	440	100.0	440	1976
GKW Weser/ Veltheim 4 GT	460	51.7	238	1975
GT Ummeln	60	51.7	31	1973
Huntorf	290	100.0	290	1977
Irsching 3	415	100.0	415	1974
Jena-Süd	199	73.0	145	1996
Kirchmöser	178	100.0	178	1994
Robert Frank 4	487	100.0	487	1973
Merxleben	2	73	1	1997
Mühlhausen-Grabe	10	73	7	1996
Staudinger 4	622	100.0	622	1977

Total	3,605		3,293

Fuel Oil
Audorf	87	100.0	87	1973
Hausham GT 1	25	100.0	25	1982
Hausham GT 2	25	100.0	25	1982
Hausham GT 3	25	100.0	25	1982
Hausham GT 4	25	100.0	25	1982
Ingolstadt 3	386	100.0	386	1973
Ingolstadt 4	386	100.0	386	1974
Itzehoe	87	100.0	87	1972
Wilhelmshaven	56	100.0	56	1973
Zolling GT 1	25	100.0	25	1976
Zolling GT 2	25	100.0	25	1976

Total	1,152		1,152

Hydroelectric
Aufkirchen	27	100.0	27	1924
Braunau-Simbach	100	50.0	50	1953
Egglfing	81	100.0	81	1944
Eitting	26	100.0	26	1925

		E.ON Energie’s
		Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Hydroelectric (continued)
Ering	73	100.0	73	1942
Erzhausen	220	100.0	220	1964
Feldkirchen	38	100.0	38	1970
Gars	25	100.0	25	1938
Happurg	160	100.0	160	1958
Hemfurth	20	100.0	20	1915
Jochenstein	132	50.0	66	1955
Kachlet	54	100.0	54	1927
Langenprozelten	164	100.0	164	1975
Neuötting	26	100.0	26	1951
Nußdorf	48	76.5	37	1982
Oberaudorf-Ebbs	60	50.0	30	1992
Passau-Ingling	86	50.0	43	1965
Pfrombach	22	100.0	22	1929
Reisach	105	100.0	105	1955
Rosenheim	35	100.0	35	1960
Roßhaupten	46	100.0	46	1954
Schärding-Neuhaus	96	50.0	48	1961
Stammham	23	100.0	23	1955
Tanzmühle	28	100.0	28	1959
Teufelsbruck	25	100.0	25	1938
Töging	85	100.0	85	1924
Walchensee	124	100.0	124	1924
Waldeck 1	120	100.0	120	1931
Waldeck 2	440	100.0	440	1975
Wasserburg	24	100.0	24	1938
Other run-of-river, pump storage and storage	889		843	n/a

Total	3,402		3,108

Others	185		150

E.ON Energie Total Germany	33,504		25,287

Mothballed/ Shutdown/ Reduced
Arzberg 6	252	100.0	252	1974
Arzberg 7	121	100.0	121	1979
Aschaffenburg 21	150	100.0	150	1963
Aschaffenburg 31	143	100.0	143	1971
Emden 4	430	100.0	430	1972
Franken II/1 (1)	206	100.0	206	1966
Franken II/2 (1)	206	100.0	206	1967
Irsching 1	151	100.0	151	1969
Irsching 2	312	100.0	312	1972
Offleben	280	100.0	280	1988
Pleinting 1	292	100.0	292	1968
Pleinting 2	402	100.0	402	1976
Rauxel 2	164	100.0	164	1967
Schwandorf D	292	100.0	292	1972
Staudinger 1 (2)	249	100.0	249	1965
Staudinger 2	249	100.0	249	1965
Westerholt 1	138	100.0	138	1959
Westerholt 2	138	100.0	138	1961

Total	4,175		4,175

Shutdown
Scholven G (3)	672	50.0	336	1974

		E.ON Energie’s
		Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Shutdown (continued)
Scholven H (3)	672	50.0	336	1975
Schwandorf B (4)	99	100.0	99	1959
Schwandorf C (4)	99	100.0	99	1961

Total	1,542		870

(1)	For these power plants, the amount of attributable capacity as compared to E.ON Energie’s ownership interest is varied by contract.

(2)	Operates in winter, shutdown in summer.

(3)	Not included in October 2000 shutdown program discussed below.

(4)	Closed down before the shutdown program discussed below.

(CHP)	Combined Heat and Power Generation.

      In addition, E.ON Energie’s international businesses have a total installed capacity of approximately 16,700 MW, of which approximately 8,900 MW is E.ON Energie’s attributable share. For detailed information about E.ON Energie’s international power generation facilities, see “— International Shareholdings.”

      In response to intense competition in Germany over wholesale prices, E.ON Energie has been forced to assess all of its production facilities very carefully with respect to actual and, in the medium term, expected profitability. In October 2000, as a result of this analysis, E.ON Energie decided to shut down or permanently suspend operations at certain power plants with a total installed capacity of 4,900 MW by the end of 2003. This decision primarily affects older and smaller units. E.ON Energie is in close contact and discussions with the affected communities and employees about this matter in order to achieve generally acceptable solutions. As of the end of 2002, E.ON Energie had already shut down or permanently mothballed power plants with a total installed capacity of 4,175 MW under this program.

      E.ON Energie’s German plants generate electricity with nuclear power, bituminous coal (commonly referred to as “hard coal”), lignite, gas, fuel oil and water. The existing nuclear and hydroelectric power plants are E.ON Energie’s cheapest source of power and, together with lignite-based power plants, are used mainly to cover the base load. Hard coal is utilized mainly for middle load, while the other energy sources are used primarily for peak load.

      Nuclear Power. E.ON Energie operates its German nuclear power plants through the holding company E.ON Kernkraft. These nuclear power plants are required to meet applicable German safety standards, which are among the most stringent standards in the world (see “— Environmental Matters”). For the reprocessing of their nuclear waste, E.ON Energie’s nuclear power plants have contracts with Cogema in France and BNFL in the United Kingdom. The delivery of spent nuclear fuel rods for reprocessing is restricted by German law until June 30, 2005. Under German law, the Federal Republic of Germany is responsible for the final storage of all domestic nuclear waste at the expense of the generator.

      Operators of nuclear power plants are required under German law to establish sufficient financial provisions for future obligations that arise from the use of nuclear power. The three required provisions are for: (1) management of spent nuclear fuel rods, which also includes the final storage of non-usable residual substances, (2) disposal of contaminated operating waste and (3) the eventual decommissioning of nuclear plants. At year-end 2002, E.ON Energie had a total of approximately €12.3 billion provided for these purposes in respect of nuclear power plants included in the consolidated accounts, consisting of €5.2 billion for management of spent nuclear fuel rods, €0.5 billion for disposal of operational waste and €6.6 billion for decommissioning costs. These provisions are stated net of advance payments of €0.8 billion. In determining its pro rata share of these provisions, provisions attributed to minority interests included in E.ON Energie’s consolidated accounts have been deducted and provisions for nuclear plants in which E.ON Energie has a minority interest are added. At year-end 2002, on such a pro rata basis, E.ON Energie’s provisions for these purposes totalled €12.9 billion, as compared to €12.2 billion at year-end 2001. The increase reflects E.ON Energie’s greater stake in the Grohnde power station. For additional details on these and other provisions, see Note 24 of the Notes to Consolidated Financial Statements.

      In May 1995, PreussenElektra decided to shut down its nuclear power plant at Würgassen for economic reasons and, in October 1995, it applied for and received permission from the German authorities to decommission and dismantle the Würgassen plant in accordance with German nuclear energy legislation. E.ON Energie expects the decommissioning of Würgassen, which began in October 1995, to take approximately 12 years. E.ON Energie has provided €1.0 billion for the decommissioning of Würgassen, including the management of spent nuclear fuel rods and the dismantling of the plant.

      After the German Social Democratic Party and the German Green Party (Bündnis 90/ Die Grünen) (together, the “Coalition”) were elected to lead the German federal government in 1998, the Coalition agreed to phase out the generation of nuclear energy in Germany. The Coalition also agreed to hold “consensus-forming” discussions with operators of nuclear power plants in order to find a solution to various issues in the area of nuclear energy agreeable to all parties. The discussions began in January 1999 and resulted in an agreement on nuclear power in June 2001 and in an amendment of the German Nuclear Power Regulations Act (Atomgesetz, or “AtG”), which was passed by the German parliament in December 2001 and took effect in April 2002.

      Among other things, the amendment provides as follows:

•	Termination of Fuel Reprocessing: The transport of spent fuel elements for reprocessing will be allowed until June 30, 2005 at the latest. Following this deadline, the operators must store spent fuel in interim facilities on the premises of the nuclear plants. Such storage requires the approval and construction of interim storage facilities. E.ON believes this transition period from reprocessing to on-site storage will allow it to satisfy its obligations under its reprocessing contracts with Cogema and BNFL.

•	Nuclear Phase-out: The operators of the nuclear plants have agreed to a specified number of operating kilowatt hours for each nuclear plant. This number has been calculated on the basis of 32 years of plant operation using a high load factor. The operators may trade allotted kilowatt hours among themselves. This means that if one nuclear plant closes before it has produced the allotted amount of kilowatt hours, the remaining kilowatt hours may be transferred to another nuclear power plant.

      As part of the agreement, the German federal government has agreed not to institute any future changes in German tax law which discriminate against nuclear power operations in comparison with other forms of power generation.

      The Company considers its provisions with respect to nuclear power operations to be adequate with respect to the costs of implementing the agreement. E.ON Energie has no plans to construct any new nuclear power plants. Independent from this agreement on nuclear power, in 2000 E.ON Kernkraft decided to decommission the nuclear power plant in Stade for economic reasons beginning in 2003.

      In March 1999, the German parliament passed the Tax Relief Act 1999/ 2000/ 2002 (the “Tax Relief Act”). The Tax Relief Act contains new rules for the tax treatment of nuclear provisions. Furthermore, the German tax authorities have adopted a more stringent interpretation of the previous law with respect to the years before 1999. The changes to the tax status of the provisions include the following:

•	The accrual period for decommissioning costs has been extended from 19 to 25 years. This requires E.ON Energie to release a portion of the provisions it had previously established for tax purposes based on the shorter accrual period.

•	Certain parts of the provisions concerning MOX fuel elements, which are fuel elements containing plutonium produced in the reprocessing process, have to be reversed. The costs must be capitalized as incurred instead.

•	Those portions of the provisions that have been established in past years relating to the financing and operational costs for final storage of nuclear waste have been disallowed. The costs of these items now will be tax-deductible when they are actually expensed.

•	In accordance with the new general rule for long-term provisions, all types of provisions for nuclear power must now be discounted. The Tax Relief Act sets the discount rate at 5.5 percent. This also applies to provisions that have previously been established, which must be released to the extent they do not reflect this discounting.

      The Tax Relief Act provides that the tax payments resulting from the reversal of provisions necessitated by the extension of the accrual period, the disallowance of portions of the provisions related to costs of final storage of waste and the discounting of the provisions are spread over a period of ten years beginning in 1999.

      In 2002, the Company concluded its general discussions with the tax authorities regarding the treatment of the years prior to 1999, and the tax calculations for these years have been agreed in principle. Part of the resulting tax has already been paid and the Company has established a provision to cover the remaining amounts, which are expected to be paid in 2003. The years from 1999 are still under review.

      None of the changes to the tax treatment of nuclear provisions described above cause any changes to the financial statements the Company prepares for other purposes. Due to the recognition of a related deferred tax asset generated by temporary differences between the balance sheet prepared for financial reporting purposes and the balance sheet for tax purposes, the changes in the tax status of the provisions for nuclear waste disposal had no material adverse effect on the Company’s consolidated net income in 1999. However, the Tax Reduction Act, which was enacted in October 2000, included a lowering of the corporate income tax from 40 percent to 25 percent, which has resulted in a reduction of the deferred tax asset relating to the provisions. The increase of the corporate tax rate to 26.5 percent for the year 2003 only under the Flood Victims Solidarity Act has no significant impact on deferred taxes. For a general description of the Tax Reduction Act and the Flood Victims Solidarity Act, see “— Operating Environment — Economic Background — Germany.”

      E.ON Kernkraft purchases fuel elements for nuclear power plants from independent domestic and international suppliers. E.ON Energie considers the supply of uranium and fuel elements on the world market to be adequate.

      Hard Coal. In 2002, approximately 40 percent of the hard coal used by E.ON Energie’s German operations was mined in Germany. Traditionally, hard coal is mined in Germany under much more difficult conditions than in other countries. Therefore, German coal production costs are substantially above world market levels, and E.ON Energie strongly believes they will continue to remain high. Although electricity producers were in the past required to purchase German coal, they are now free to purchase coal from any source. To encourage the purchase of German coal, the German federal government has been paying direct subsidies to German producers enabling them to offer domestic coal at world market prices, although it is now in the process of reducing such subsidies. Due to high production costs and the reduction in subsidies, the volume of German coal production has shown a relatively steady decline in the past and is expected to continue to decline further. However, E.ON Energie expects that adequate supplies of imported coal for its operations will be available on the world coal market at acceptable prices. Hard coal is generally available from multiple sources, though prices are determined on international commodities markets and are therefore subject to fluctuations.

      Lignite. German lignite, also known as brown coal, has approximately one-third of the heating value of hard coal. E.ON Energie participates in lignite-based energy generation in western Germany through Braunschweigische Kohlen-Bergwerke AG and in eastern Germany through Kraftwerk Schkopau GbR and a portion of one unit of Kraftwerk Lippendorf. Lignite is a readily available domestic fuel source that E.ON obtains from its own reserves or under long term contracts with German producers. The price of lignite is not generally volatile and is generally determined by reference to published indices in Germany. However, the price can fluctuate based on the underlying price of hard coal in global commodities markets.

      Gas and Oil. In Germany, the price of natural gas is linked to the price of oil. This mechanism has been enforced in order to reduce the influence of, and dependence on, gas-producing countries. Only about 18 percent of gas demand in Germany is satisfied by German deposits, while about 82 percent is satisfied through imports from foreign producers, primarily from Russia, Norway and the Netherlands. Fuel oil power plants are only used for peak load operations. E.ON Energie purchases its fuel oil from traders or directly from a number of oil companies. As with natural gas, the price of fuel oil depends on the price of crude oil.

      Water. This domestic source of energy is primarily available in southern Germany due to the presence of mountains and rivers. The variable costs of production are extremely low in the case of run-of-river plants and consequently, these plants are used to cover base and middle load requirements. Conversely, pump storage facilities impose quite high variable costs and are, therefore, used to meet peak demand.

      Demand for power tends to be seasonal, rising in the winter months and typically resulting in additional electricity sales by E.ON Energie in the first and fourth quarters. E.ON Energie believes it has adequate sources of power to meet foreseeable increases in demand, whether seasonal or otherwise. In order to benefit from economies of scale associated with large stations, E.ON Energie has built large capacity power station units in conjunction with other utilities where it does not require all of the electricity produced by such plants. In these cases, the purchase price of electricity is determined by the production cost plus a negotiated fee.

      Although E.ON’s power plants are maintained on a regular basis, there is a certain risk of failure for power plants of every fuel type. Depending on the associated generation capacity, the length of the outage and the cost of the required repair measures, the economic damage due to such failure can vary significantly. In order to meet contractual commitments, electricity which cannot be generated at these plants has to be bought from other generators or has to be generated from more expensive plants. Thus, power plant outages can affect the division’s internal operating profit (for example, the breakdown of a generator in the non-nuclear part of the Unterweser power plant in 2002 resulted in the plant being out of service for a significant part of the year).

          Transmission

      The German power transmission grid of E.ON Energie is located in the German states of Schleswig-Holstein, Lower Saxony, Mecklenburg-Western Pomerania, Brandenburg, North Rhine-Westphalia, Saxony-Anhalt, Hesse, Thuringia and Bavaria, and reaches from the Scandinavian border to the Alps. The grid is interconnected with the western European power grid with links to the Netherlands, Austria, Denmark and Eastern Europe. With a system length of over 37,000 km and a coverage area of nearly 170,000 km2, the grid covers more than one-third of the surface area of Germany. The high-voltage network allows long-distance power transport at low transmission losses. The system is operated from two main circuit control headquarters, one in Lehrte near Hanover and one in Karlsfeld near Munich. In addition, there are more than twenty smaller regional control and service units at decentralized locations within the grid area. The system is mainly, but not completely (depending on regional locations), operated by E.ON Netz GmbH.

      Access to E.ON Energie’s power transmission grid is open to all potential users. The Company believes its usage fees and conditions comply with existing German regulations governing grid access. For further information, see “— Regulatory Environment — Electricity Grid Access.”

      The Baltic Cable links E.ON Energie to Scandinavia and is the longest (250 km) direct current submarine cable in the world, currently transmitting approximately 372 MW to 456 MW of its maximum designed capacity of 600 MW. E.ON Energie group companies currently own two-thirds of the cable, with the remaining one-third being owned by the Norwegian utility Statkraft SF (“Statkraft”). Nevertheless, the parties’ contractual arrangements allocate two-thirds of the Baltic Cable’s capacity to Statkraft.

          Distribution and Supply

      Electricity. The German utilities historically established defined supply areas which were coextensive with their supply networks. However, the supply of electricity in Germany is in a state of significant change. See “— Regulatory Environment” and “— Competitive Environment.” The following map shows E.ON Energie’s current supply area in Germany through its majority and minority shareholdings in regional electricity distribution companies:

      E.ON Energie supplied about one-third of the electricity consumed by end users in Germany in 2002. Its customers are interregional, regional and municipal utilities, traders, industrial and special-rate (commercial) customers and, through regional distributors, standard-rate customers predominantly in those parts of Germany highlighted on the above map. In compliance with the EU Commission’s conditions upon approving the VEBA-VIAG merger, E.ON Energie’s majority owned regional distributors E.DIS and TEAG in eastern Germany purchase power from E.ON Energie’s competitor Vattenfall Europe. E.ON Energie’s majority owned distributor Avacon likewise purchases its power primarily from Vattenfall Europe for those of its customers situated in the eastern German state of Saxony-Anhalt. In 2002, E.ON Energie sold 162.1 billion kWh of electricity in western Germany and 27.2 billion kWh in eastern Germany.

      The following table sets forth the distribution of E.ON Energie’s electric power (excluding that used in physically settling its trading activities) in Germany in 2002 and 2001:

	Germany	Germany
	2002	2001	%
	million	million	Change
Distribution of Power to	kWh	kWh	in Total(1)

Non-consolidated interregional, regional and municipal utilities	106,901	83,731	27.7
Industrial and special-rate customers	53,548	64,083	(16.4)
Standard-rate customers	28,857	25,815	11.8

Total	189,306	173,629	9.0

(1)	The changes in the volume of power distributed to the different classes of customers in 2002 compared to 2001 largely reflect changes in customer classifications, while the overall increase is primarily attributable to the contributions of newly-acquired companies.

      In order to offer optimized services to major customers and to equalize supply and demand at all times with respect to the costs of procurement, E.ON Energie has integrated the main parts of its trading and sales operations into EST. EST focuses on the national and international wholesale business for regional utilities, large municipal utilities and major industrial customers, and is also responsible for E.ON Energie’s trading operations. Regional sales centers in Dresden, Düsseldorf and Stuttgart, which supply electricity to customers in areas that are not covered by E.ON Energie’s regional distributors, are allocated to EST as well. The regional distribution companies manage the main part of E.ON Energie’s retail business, which is the supply of power to municipal utilities, industrial and commercial customers, as well as private households. The following chart sets forth the principal supply structure of E.ON Energie’s electricity sales.

      The supply contracts under which E.ON Energie’s regional distributors (all but one are majority-owned) regularly order their required load for upcoming years historically have had relatively long terms. Typical supply contracts now last for two to five years and, in the case of large industrial customers, may be shorter. Potential alternative sources of electricity include the purchase of electricity from other utilities and auto-generation by municipalities, regional distributors or industrial customers. The regional distributors’ contracts with municipal utilities contain varying terms and conditions. Long-term concession contracts permit municipal utilities and regional distributors to supply electricity to customers within a municipality.

      Primarily through the regional distribution companies, E.ON Energie offers a variety of products targeted at the nationwide retail market.

      Gas. Most of the distribution subsidiaries of E.ON Energie supply natural gas to households, small businesses and industrial customers in many parts of Germany. In addition to its wholly owned subsidiaries, E.ON Energie owns a 87.1 percent interest in Thüga. Thüga currently has primarily minority shareholdings in approximately 130 regional and municipal electricity and gas utilities all over Germany. As an active minority shareholder, it offers operational competence as well as other services and advice to the companies in which it owns minority equity interests. The E.ON Energie group also owns 100 percent interest in Hein Gas, a northern German gas and heat distributor which also operates gas storage facilities, a 24.9 percent equity interest in the German gas distributor GASAG Berliner Gaswerke AG (“Gasag”) and a 5.26 percent equity interest in Verbundnetz Gas AG, the long-distance gas distribution network company in eastern Germany. E.ON Energie’s gas sales volume in Germany in 2002 amounted to 107 billion kWh.

      Heat. E.ON Energie is one of the leading suppliers of district heating in Germany. It operates its own district heating networks for six cities in the Ruhr area and supplies four additional networks owned by other companies. E.ON Energie’s regional distributors are also involved in district heat and steam delivery. E.ON Energie’s total district heat deliveries increased 41.0 percent in 2002 to 19.3 billion kWh, of which 8.3 billion kWh were supplied in Germany.

      Water and Waste Water Treatment. E.ON Energie’s principal water-related activities are centered in the German stock exchange-listed company Gelsenwasser. E.ON Energie holds an 80.5 percent equity interest in Gelsenwasser through its wholly owned subsidiary E.ON Aqua GmbH. Though its volume of water deliveries decreased 1.6 percent to 207.4 million cubic meters in 2002, Gelsenwasser is still the largest privately held (non-state-owned) water utility in Germany (based on volume of water deliveries). On a smaller scale, E.ON’s water business is also conducted through certain of its distribution companies, particularly Schleswag and Avacon, in which E.ON Energie has shareholdings of 65.3 percent and 56.5 percent, respectively. The E.ON Energie group owns a 20.8 percent interest in the interregional water utility Harzwasserwerke GmbH, as well as other shareholdings in companies with water activities belonging to the Thüga group and a joint venture of Gelsenwasser in the field of waste water with Stadtwerke Bremen (hanseWasser Ver- und Entsorgungs-GmbH and hanseWasser Bremen GmbH). In 2002, water deliveries in Germany by the E.ON Energie group as a whole (including Gelsenwasser) increased 6.3 percent to 250.3 million cubic meters.

      Consulting and Support Services. E.ON Engineering GmbH offers internal and external consulting, planning and construction services in the energy sector in fields such as chemical analytics, electrical, mechanical and civil engineering, with a focus on conventional and renewable power generation, cogeneration, use of biomass, development of energy strategies and CO2-emission reduction. Building on their shareholdings in municipal and regional utilities, E.ON Energie, Thüga and the regional distributors also establish partnerships and cooperative relationships with local authorities. E.ON Energie, Thüga and the regional distributors operate their own electricity and gas supply systems, and provide the local authorities with consulting, technical and managerial support to promote the efficient use of electricity, water and gas. In addition, E.ON Energie Projects GmbH, a wholly owned subsidiary of E.ON Energie, is engaged in the project development business, i.e. renewable generation and customized energy solutions for industrial customers.

      E-Commerce. The regional distribution companies of the E.ON Energie group own a 77.8 percent stake in Mercateo.com AG, a German internet-based marketplace. This platform currently provides business-to-business procurement functions for companies.

      Customers. Through its subsidiaries and companies in which it has significant shareholdings, E.ON Energie serves approximately twelve million electricity customers (households) in Germany. E.ON Energie’s German operations also supply more than nine million individuals with water and approximately six million customers (households) with gas.

Trading

      Historically, the former VEBA supplemented its generating capacity as necessary to satisfy demand requirements and meet required reserve capacity only by purchasing power on a long- and short-term basis from jointly-owned power plants and from other utilities. In December 1998, PreussenElektra began operating a trading floor in Hanover for the trading of contracts on electricity products on a national and international basis, thus extending its electricity trading activities to third parties. In addition, PreussenElektra was the first energy supply company to promote the introduction of an electricity price index in Germany. Since March 1999, Dow Jones has been publishing the Central European Power Index based on information it obtains from E.ON Energie and other market participants.

      In October 2000, E.ON Energie merged the two formerly separate trading floors of PreussenElektra and Bayernwerk into a single facility in Munich, combining the know-how and the resources of both companies at one location. In 2002, E.ON Energie integrated the main parts of the trading and sales operations into EST. An international team of traders buys and sells electricity on the spot and futures markets. E.ON Energie’s trading operations offer customized products that are traded on a bilateral basis, as well as trading in standard exchange-traded instruments. E.ON Energie’s trading focuses on Germany, but also includes the rest of continental Europe and Scandinavia, including the European Energy Exchange in Leipzig, the Scandinavian electricity exchange

NordPool (where E.ON Energie’s trading activities are conducted through Sydkraft AB (“Sydkraft”)), the Amsterdam Power Exchange in the Netherlands, Powernext in France and Energy Exchange Austria in Austria. E.ON Energie also has formed a 75-25 percent joint venture with the management of D-Gas B.V. (“D-Gas”), an experienced British team of gas traders, in order to improve its gas trading capabilities and expand its gas trading business.

      E.ON Energie believes that its trading activities provide it with valuable market insight and have strengthened its competitive position in the European electricity market. E.ON Energie’s trading activities are focused on asset-backed trading in order to optimize the value of its generation portfolio, though E.ON Energie also engages in a limited amount of proprietary trading within its established risk limits.

      E.ON Energie’s trading business has incorporated a complete and systematic risk management system in compliance with legal and regulatory requirements of the German Federal Supervisory Office for Banking, including the minimum requirements for trading activities of credit institutions. An important aspect of the system is that the trading activities are monitored by a board independent from the trading operations. For more detailed information on E.ON Energie’s management of the risks related to its trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Commodity-Price Risk Management.”

      The volume of E.ON’s energy trading activities increased significantly in 2002. The following table sets forth the total volume of E.ON Energie’s traded electric power in 2002 and 2001:

	2002	2001	%
	million	million	Change
Trading of Power	kWh	kWh	in Total

Power sold(1)	386,203	173,019	123.2
Power purchased(1)	374,836	163,796	128.8

Total	761,039	336,815	126.0

(1)	Any negative balance of power purchased as compared to power sold is satisfied by the delivery of electricity generated by E.ON Energie.

      E.ON Energie’s overall physically-settled and proprietary electricity trading volume amounted to 761.0 billion kWh in 2002. In 2001, physically-settled electricity trading volume amounted to 187.8 billion kWh, including 92.5 billion kWh of power sold and 95.3 kWh of power purchased.

International Shareholdings

      E.ON Energie participates in a number of European energy markets with shareholdings and cooperation agreements in more than a dozen countries, including Austria, the Baltic region, the Czech Republic, Finland, Hungary, Italy, the Netherlands, Poland, Russia, Scandinavia, Slovakia and Switzerland. Part of this participation is through Thüga, which primarily holds a number of majority shareholdings in Italian gas distribution companies. In those regions in which E.ON Energie has already built up a portfolio of activities, national holding companies such as E.ON Scandinavia, E.ON Czech Holding, E.ON Hungaria and E.ON Benelux coordinate E.ON Energie’s activities.

      Scandinavia and Finland. E.ON Energie is the largest shareholder in Sydkraft, the second-largest Swedish utility (on the basis of electricity sales and production capacity), with a 55.2 percent equity and a 56.5 percent voting interest. In October 2001, E.ON Energie concluded a put option agreement which allows the remaining major minority shareholder Statkraft to sell any or all of its shares to E.ON Energie at any time through December 15, 2005, which may be extended. Sydkraft is active in the generation, transmission, distribution and retail sales of electricity. In 2002, it had a total installed generation capacity of 6,724 MW, and generated 28,850 million kWh of electricity. Sydkraft generates about 61 percent of its electric power at nuclear power plants and about 35 percent at hydroelectric plants. The remaining four percent is generated using gas turbines, hard coal and oil. For detailed information on Sydkraft’s power plants, see the table below.

      In Sweden, nuclear waste is transported to intermediate storage under the responsibility of Svensk Kärnbränslehantering AB, a company owned by the domestic producers of nuclear power and controlled by various state institutions. In 1997, a law concerning the phase out of nuclear power was passed pursuant to which the government can decide to revoke a license to conduct nuclear operations, but must compensate the owner of the nuclear plants that are phased out. Sydkraft has one nuclear reactor, Barsebäck 1, which has been closed under this law and for which Sydkraft received compensation. The Swedish parliament has also decided that the other reactor at Barsebäck, Barsebäck 2, in which Sydkraft has a 25.8 percent stake, should be phased out, but the initial closure date of 2002 was postponed by the Swedish parliament due to certain conditions that could not be fulfilled, principally that the power production of Barsebäck 2 be replaced by other means of production that do not increase emissions. Ongoing evaluation by the Swedish government is expected to lead to a decision about the possible closure of Barsebäck 2 in summer 2003. Apart from these two reactors, Sydkraft has no other nuclear power plants that have been targeted for early phase-out by the Swedish government. Management believes that public opinion in Sweden has become more favorable towards nuclear power since the original phase-out decision, and that it is unclear if and to what extent Sydkraft will need to shut down other nuclear power plants. In 2002, the Swedish parliament decided that negotiations should be started with all owners of nuclear power plants in Sweden.

      Sydkraft also supplies heat and gas and conducts electricity trading activities. In 2002, Sydkraft had sales of €2.1 billion. Electricity contributed approximately 67 percent, heat 13 percent and gas 7 percent of 2002 sales. Sydkraft traded 96 TWh of electricity in 2002. Sydkraft also has a 23.0 percent interest in the Swedish utility Graninge AB (“Graninge”). In addition, E.ON Energie holds a 13.3 percent interest in Graninge through E.ON Scandinavia.

      Electricity prices rose sharply in the fourth quarter of 2002 in the Scandinavian electricity market and on its associated electricity exchange NordPool, due to a shortage of supply. A significant portion of electricity in Scandinavia is generated from hydroelectric sources. During 2002, rainfall was significantly below normal in Scandinavia, causing reservoir levels to drop. This decline in the volume of water available for hydroelectric generation, coupled with rising demand for electricity during the cold winter months led to rising prices on NordPool, as producers turned to more expensive types of generation (i.e., gas turbines) to balance the shortage. As a net generator, Sydkraft enters into fixed price forward contracts for a certain portion of its expected electricity generation in order to hedge its generation exposure and secure its expected margins. The hedging transactions are settled during the same period in which Sydkraft sells the related electricity produced from its generating assets, with settlement resulting in Sydkraft’s receipt of the expected margins. Under U.S. GAAP, these hedging instruments are valued on a mark-to-market basis. In order to minimize income fluctuations arising from changes in the fair value of these contracts, Sydkraft applies hedge accounting consistent with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), to a majority of these contracts. Nevertheless, changes during 2002 in the fair value of the contracts for which hedge accounting was not applied produced a negative result in the required valuation, although no economic loss resulted. Sydkraft expects to benefit from the increase of market electricity prices with respect to the portion of its generation which is not hedged through the use of such contracts.

      E.ON Energie’s position in the Scandinavian market is supplemented by its shareholdings in Norway, which include a 21.4 percent stake in the utility Hafslund ASA, a 49.0 percent stake in the utility Fredrikstad Energiverk AS and a 35.0 percent stake in the grid operator Fredrikstad EnergiNett AS. The municipality holds the remaining 51 percent interest in the Fredrikstad utility, as well as an option to sell that stake to Sydkraft/ E.ON Energie that expires at the end of 2003. In addition, E.ON Energie now holds 100.0 percent of both of the grid operator Østfold Energinett AS and the sales company Østfold Kraftsalg AS following the Østfold group’s exercise of a put option to sell its 51 percent interests in these companies to Sydkraft in January 2003. Sydkraft also owns 49 percent of Østfold Energi Varme AS, a supplier of district heat.

      In 2002, E.ON Energie entered the Finnish energy market by acquiring a 34.0 percent interest in the Finnish energy supplier Espoon Sähkö from the city of Espoo. During 2002, E.ON Energie increased its share to 65.6 percent by acquiring 31.6 percent of the outstanding shares through a public tender offer and additional share purchases.

      Central and Eastern Europe. E.ON Energie has significant shareholdings in Hungary. Its shareholdings in regional electric utilities include equity interests of 92.4 percent in Dél-dunántúli Áramszolgáltató Rt. (“DÉDÁSZ”), 90.6 percent in ÉDÁSZ and 92.4 percent in Tiszántúli Áramszolgáltató Rt. (“TITÁSZ”).

Management believes that together with its other shareholdings in Hungary, E.ON Energie has a market share of approximately 45 percent in the Hungarian electricity distribution market. E.ON Energie also holds a 100.0 percent stake in the generator Debreceni Kombinált Ciklusú Erömü Kft. (“DKCE”) and a 31.2 percent stake in the gas distribution and supply company Közepdunántuli Gázszolgáltato Rt. (“KÖGÁZ”). E.ON Energie complemented these holdings with several investments in Czech electricity and gas distribution companies in Bohemia and Moravia in 2000. Through a combination of share ownership, as well as allocation of voting rights and dividend rights, E.ON Energie controls significant participations in the Czech energy sector. In the electricity distribution sector, E.ON Energie controls a 45.0 percent stake in Jihomoravská Energetika a.s. (“JME”), a 41.7 percent stake in Východoceká Energetika a.s. (“VCE”), a 35.1 percent stake in Západoceská Energetika a.s. (“ZCE”), a 30.3 percent stake in Severomoravská Energetika a.s. (“SME”) and a 13.6 percent stake in Jihoceská Energetika a.s. (“JCE”). In the gas distribution sector, E.ON Energie controls shareholdings in Jihomoravská Plynárenská a.s. (“JMP”) (39.3 percent), Západoceská Plynárenská a.s. (“ZCP”) (20.3 percent) and Jihoceská Plynárenská a.s. (“JCP”) (13.1 percent). Moreover, E.ON Energie has signed an agreement of cooperation with the Austrian utility Energie AG Oberösterreich concerning the Czech electricity market. The intent of the arrangement is to pool interests and achieve joint control over certain regional distribution companies in the Czech Republic. In 2002, E.ON Energie entered the Slovakian energy market by acquiring a 49 percent interest in the Slovakian electricity supplier ZSE.

      In the Baltic region and Russia, E.ON Energie owns an equity interest of 9.5 percent in AO Lenenergo, the utility which provides St. Petersburg, Russia with electricity and heating, and a 18.8 percent equity interest in Latvijas Gaze, the only gas supplier in Latvia. E.ON Energie also owns a 10.9 percent equity interest in the successor companies of the formerly fully integrated Lithuanian utility Lietuvos Energija and a 14.2 percent stake in Lietuvos Dujos, the Lithuanian gas company.

      The Netherlands. E.ON Energie’s acquisition of the Dutch power producer E.ON Benelux Generation N.V. (“E.ON Benelux Generation”), formerly known as Electriciteitsbedrijf Zuid-Holland N.V. (“EZH”), in January 2000 was a significant step into the important electricity market in the Netherlands. E.ON Benelux Generation operates hard coal and natural gas power plants for the supply of electricity and heat to bulk customers and utilities in the Netherlands. In 2002, it had a total installed generation capacity of 1,770 MW, and generated 9.6 billion kWh of electricity.

      Alpine Region. E.ON Energie owns a 20.0 percent equity interest in BKW, a Swiss utility that owns important hydropower assets, as well as a single nuclear power station and interests in other nuclear power stations. In the spring of 2002, E.ON Energie divested its 24.5 percent equity interest in Swiss utility Watt, following management’s determination that Watt’s shareholder structure would not allow E.ON Energie to gain sufficient operational influence. E.ON Energie therefore decided to focus its Swiss operations on its BKW stake. In Italy, where E.ON Energie operates through E.ON Italia, Thüga holds majority interests in a number of local gas distribution companies. In Austria, E.ON Energie owns a 30.0 percent equity interest in Rohöl-Aufsuchungs Aktiengesellschaft, which engages in the exploration of gas and potential oil reserves in Austria.

      The following table sets forth E.ON Energie’s major international electric power generation facilities (including cogeneration plants), their total capacity, the stake held by E.ON Energie and the attributable capacity to E.ON Energie for each facility as of December 31, 2002, and their start-up dates.

E.ON ENERGIE INTERNATIONAL ELECTRIC POWER STATIONS

		E.ON Energie’s
		Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Nuclear
Barsebäck 2 (S)	600	25.8	155	1977
Forsmark 1 (S)	961	9.3	89	1980
Forsmark 2 (S)	959	9.3	89	1981
Forsmark 3 (S)	1,155	10.8	125	1985

		E.ON Energie’s
		Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Nuclear (continued)
Oskarshamn I (S)(2)	445	54.5	243	1972
Oskarshamn II (S)(2)	602	54.5	328	1974
Oskarshamn III (S)(2)	1,160	54.5	632	1985
Ringhals 1 (S)	835	25.8	215	1976
Ringhals 2 (S)	872	25.8	225	1975
Ringhals 3 (S)	920	25.8	237	1981
Ringhals 4 (S)	915	25.8	236	1983

Total	9,424		2,574

Hard Coal
Maasvlakte 1 (NL)(3)	520	100.0	520	1988
Maasvlakte 2 (NL)(3)	520	100.0	520	1987
Suomenoja (FIN)	80	100.0	80	1977

Total	1,120		1,120

Natural Gas
Barsebäck GT (S)	84	100.0	84	1974
Debrecen, DKCE (H)(1)	95	100.0	95	2000
Galileistraat (NL)	209	100.0	209	1988
Halmstad G11 (S)	78	100.0	78	1973
Halmstad G12 (S)	172	100.0	172	1993
Heleneholm G11, G12 (S)(CHP)	130	100.0	130	1966 + 1970
Leiden (NL)	81	100.0	81	1986
Öresundsverket GT (S)	126	100.0	126	1971 + 1972
Oskarshamn GT (S)(2)	80	54.5	44	1973
RoCa 3 (NL)(3)	220	100.0	220	1996
Suomenoja GT (FIN)	50	100.0	50	1989
The Hague (NL)	78	100.0	78	1982
Other (<50 MW installed capacity)	240		239	n/a

Total	1,643		1,606

Fuel Oil
Abyverket G1, G2, G3 (S)(CHP)	151	100.0	151	1962-1974
Händelö (Norrköping)(S)(CHP)	100	100.0	100	1983
Karlshamn G1 (S)	330	70.0	231	1971
Karlshamn G2 (S)	330	70.0	231	1971
Karlshamn G3 (S)	328	70.0	230	1973
Karskär G4 (S)	125	50.0	62	1968
Other (<50 MW installed capacity)	37		37	n/a

Total	1,401		1,042

Hydroelectric
Balforsen (S)	86	100.0	86	1958
Bergeforsen (S)	160	44.0	70	1955
Bjurfors nedre (S)	75	100.0	75	1959
Blasjön (S)	60	50.0	30	1957
Edensforsen (Aseleälven)(S)	67	4.7	3	1956
Edsele (S)	59	100.0	59	1965
Gulsele (Aseleälven)(S)	64	15.0	10	1955

		E.ON Energie’s
		Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Hydroelectric (continued)
Hällby (Aseleälven)(S)	84	15.0	13	1970
Hammarforsen (S)	79	100.0	79	1928
Harrsele (S)	216	50.6	109	1957
Hjälta (S)	176	100.0	176	1949
Järnvägsforsen (S)	100	94.9	95	1975
Korselbränna (Fjällsjöälven)(S)	123	100.0	123	1961
Moforsen (S)	139	100.0	139	1968
Olden (Langan)(S)	112	100.0	112	1974
Pengfors (S)	56	65.0	37	1954
Ramsele (S)	157	100.0	157	1958
Rätan (S)	60	100.0	60	1968
Stensjön (Harkan)(S)	94	50.0	47	1968
Storfinnforsen (S)	109	100.0	109	1953
Trangfors (S)	73	100.0	73	1975
Other (<50 MW installed capacity)	820		740	n/a

Total	2,969		2,402

Wind Power
Total	13		11	n/a

Other Power Plants
Jjoensuu Bio (FIN)	80	100.0	80	1986
Karskär G3 (S)	48	50.0	24	1968
Unicorn (NL)	6	100.0	6	1996

Total	134		110

Shutdown
Barsebäck 1 (Nuclear)	—	25.8	—	1975

E.ON Energie Total International	16,704		8,865

(1)	For these power plants, the amount of attributable capacity as compared to E.ON Energie’s ownership interest is varied by contract.

(2)	E.ON Energie is additionally leasing 2.5 percent of the power plant’s capacity.

(3)	Power station, under long-term cross-border leasing transactions; operated by E.ON Benelux Generation.

(FIN)	Located in Finland.

(H)	Located in Hungary.

(NL)	Located in the Netherlands.

(S)	Located in Sweden.

(CHP)	Combined Heat and Power Generation.

      None of E.ON Energie’s companies outside of Germany, Sweden and Switzerland operate nuclear power plants.

      In addition, E.ON Energie holds a number of minority shareholdings in generation assets in countries such as the Czech Republic, Norway and Switzerland.

Regulatory Environment

      General. In order to promote competition in the energy production, transmission and distribution sectors, the EU adopted a directive (EU Directive on the Single Electricity Market, or the “Electricity Directive”) in December 1996 that was intended to open access to the internal markets of EU member states to power producers from other EU member states. Germany implemented the Electricity Directive by enacting a new Energy Law (Energiewirtschaftsgesetz, or the “New Energy Law”) that came into effect on April 29, 1998. The New Energy Law modified the old Energy Law (the “Old Energy Law”), the German legal framework governing utilities that sets forth the general obligations required of electricity and gas suppliers and defines which segments of the industry are subject to regulation. The following paragraphs discuss the Electricity Directive and the New Energy Law, as well as other applicable German laws regulating the electricity industry, the German framework for electricity grid access and rate regulation, and German gas regulation. E.ON Energie’s operations outside of Germany are subject to national and local regulations in the relevant countries.

      The Electricity Directive. The Electricity Directive allows monopoly and competitive systems to co-exist. Member states can choose to have either a single-buyer system or a system permitting negotiated or regulated third-party access (“NTPA” or “RTPA”). All EU member states were required to implement the Electricity Directive by February 19, 1999.

      Under the Electricity Directive, the EU electricity market is expected to be opened gradually to competition. The Directive also requires integrated utilities to keep separate accounts for their transmission and distribution activities, as well as for other activities not relating to transmission and distribution, in their internal accounting. Member states that elected the NTPA system are required to publish frameworks for network charges.

      The Gas Directive. The EU Gas Directive on the common rules for an internal market in natural gas (the “Gas Directive”), was adopted in June 1998, with all EU member states being required to implement its provisions by August 10, 2000. The Gas Directive is based on the same principles agreed on in the Electricity Directive, namely a gradual opening of the market with due respect for the consumer and environmental and public service obligations to ensure security of supply, as well as the general EU principles of reciprocity and subsidiarity.

      The Gas Directive provides for a gradual opening of EU member states’ natural gas markets to competition, initially requiring the liberalized market to encompass at least 30 percent of the total amount of gas consumed annually in the relevant member state, and providing that this minimum threshold increase to 38 percent after five years and to 43 percent after ten years. The Gas Directive also stipulates that interconnection of national grids should be facilitated by establishing compatible gas quality standards. It also requires the establishment of technical rules for the interoperability of systems.

      Under the Gas Directive, the EU has the power to grant derogations or waive the obligation of member states to apply the rules of the directive if it would create serious economic difficulties for companies committed to existing take-or-pay contracts. Each member state may also opt for regulated or negotiated third party access, similar to the provisions of the Electricity Directive.

      Germany adopted legislation prior to the adoption of the Gas Directive which implemented certain parts of the Gas Directive and will implement the remaining provisions within the new Draft Energy Act which is to be adopted in 2003.

      Completion of the Internal Electricity and Gas Market. On November 25, 2002, the EU Energy Council reached an agreement on the full opening of the EU energy market to competition on July 1, 2004 for commercial customers and on July 1, 2007 for household customers at the latest. The agreement covers two proposed directives establishing rules for the internal markets in electricity and gas. The agreement also includes a proposed regulation on conditions of access to the network for cross-border exchanges in electricity.

      Although the final text of the directives has not yet been agreed, the agreement provides for general rules on the organization of the European gas and electricity sectors, including public service obligations, customer protection measures and provisions for monitoring the security of supply. The existing framework of negotiated third-party access in Germany can be maintained, provided the methodology for calculating the grid tariffs is approved by a regulatory body meeting the requirements to be set forth in the directives.

      This body is required to be independent of the interests of the electricity and gas industries and is responsible for ensuring non-discrimination, effective competition and the efficient functioning of the market. It will be responsible for fixing or approving the terms and conditions for connection and access to national networks (or the methodologies to calculate such terms), including transmission and distribution tariffs, and the provision of balancing services. It will also have the authority to require transmission and distribution system operators, if necessary, to modify their terms and conditions in order to ensure that they are proportionate and applied in a non-discriminatory manner. In both the electricity and gas sectors, it shall be independent at least in terms of its legal form, organization and decision making from other activities not relating to transmission. This requirement shall not imply or result in the requirement to separate the ownership of assets of the transmission network from the vertically integrated undertaking.

      The liberalization package enables member states to postpone their implementation of provisions for legal unbundling of distribution system operations until July 1, 2007 at the latest. Derogations may also be granted to distribution companies serving less than 100,000 customers or small isolated networks. Member states will also be able to request an exemption from this obligation if they can prove that total and non-discriminatory access to the distribution networks can be achieved by other means.

      Electricity suppliers will have to specify in or with bills, as well as in promotional materials for end user customers, the following information:

•	The contribution of each energy source to the overall fuel mix of the supplier over the preceding year; and

•	A reference to where information is publicly available on the environmental impact of the supplier’s activities, including the amount of CO2 and radioactive waste produced.

      Household customers and — where member states deem it appropriate — small companies will be required to be provided with “universal service,” i.e., the right to be supplied with electricity and gas of a specified quality at reasonable prices, which are to be determined on a cost plus basis.

      The New Energy Law. The Energy Law of 1998 abolished exclusive supply contracts, thereby introducing competition in the supply of electricity to all consumers, and provided for non-discriminatory NTPA for all utilities. The German market was opened for all customers in one step, going far beyond the requirements of the Electricity Directive and also beyond the steps taken by Germany’s neighboring countries. Specifically, in assessing a request for energy transmission, the Energy Law requires a transmission company to take into account the extent to which such transmission displaces electricity generated from CHP plants, renewable energy sources and, in eastern Germany, lignite-based power plants, and the extent to which it impedes the commercial operation of such power plants.

      Draft legislation amending the Energy Act of 1998 was adopted by the German government on December 20, 2000. It is intended to complete the implementation of the Gas Directive into national law. However, this draft Energy Act still awaits adoption by the German Parliament, which is expected to take place in 2003.

      Apart from provisions to facilitate the opening of the gas market, the proposed amendments include commercial access to storage facilities and a modified reciprocity clause. Furthermore, the amendment proposal includes modifications in cartel law provisions, such as direct applicability of abuse control filings issued by the Federal Cartel Office. In addition, the proposed amendments would formally recognize the association agreement (Verbändevereinbarung Strom II+, Verbändevereinbarung Gas II, see “— Gas Regulation” below), which is the main basis for the negotiated third party grid access system for electricity and gas in Germany.

      The Electricity Feed-in Law and the Renewable Energy Law. Under the German Stromeinspeisungsgesetz (law governing renewable electricity fed into the power grid, or “Electricity Feed-In Law”), which came into effect simultaneously with the New Energy Law in April 1998, all regional utilities with standard rate customers were required to pay for energy produced from renewable resources, including wind-generated electricity, fed into the grid. The price paid by the regional utility to the generator of renewable energy, determined by the average electricity price to the end user nationwide, typically exceeded the regional utilities’ procurement costs, thereby forcing regional utilities to pay part of the costs of renewable sources of energy. Regional utilities in whose supply area the feeding plants are located must bear these costs.

      As this led to distortions in competition, the German Bundestag passed another change in the Electricity Feed-in Law, which came into effect April 1, 2000. Important aspects of the changed law, which is called the Renewable Energy Law, include:

•	Fixed tariffs for renewable energies: Tariffs for renewable energies are fixed. For wind turbines coming online in 2003, the tariff is fixed at 8.8 €cent/kWh. This tariff is limited in time, with a general term of five years that may be extended up to 20 years depending upon the actual production volume of the installation. After five years, the tariff is reduced to 6.0 €cent/kWh. In addition, the fixed tariff is reduced by 1.5 percent for new wind turbines every year. For wind turbines coming online in 2004, this means a reduction to 8.7 €cent/kWh and 5.9 €cent/kWh respectively.

•	National burden sharing: The Renewable Energy Law assumes that the subsidy obligation would be passed on in full to the supplying companies. At the transmission company level, there is an equalization process covering the whole country. Each transmission company first determines how much electricity it takes up under the Renewable Energy Law and how much electricity in total flows through its grid to end users. An equalization will then be effected among all transmission companies so that all transmission companies take on and subsidize proportionally equivalent amounts of renewable electricity under the statute. The transmission company will then pass these quantities of electricity and the corresponding costs on to the suppliers delivering electricity to end users in its region in proportion to their respective sales.

      The Renewable Energy Law has abolished regional differences in electricity costs for consumers and the related competitive disadvantages for E.ON Energie. However, the growing production of energy from wind turbines leads to growing costs for balancing power and for grid extensions. These costs are not part of the national burden sharing mechanism. They are a growing burden for E.ON Energie, as almost 50 percent of Germany’s wind turbines are situated in the grid control area of E.ON Energie AG. In their coalition agreement, the German government has agreed to amend the Renewable Energy Law. E.ON Energie hopes that these costs will also be part of the burden sharing mechanism in the future. E.ON Energie believes that the tariffs for renewable energies are still much too high, and supports the amendment of the Renewable Energy Law, hoping that it will introduce a more competitive remuneration system and more equitable burden sharing.

      Co-Generation Protection Law. In order to protect existing CHP plants, the so-called Co-Generation Protection Law (Kraft-Wärme-Kopplung-Vorschaltgesetz) came into effect on May 18, 2000.

      The government decided to amend this law, which was especially protective of municipal CHP plants. The government was originally considering a CHP quota system, which would have required electricity suppliers to buy a rising share of their demand from CHP plants. The aim of such a law would have been to reduce CO2 emissions from power production through phased-in reductions, reaching a reduction of 23 million tons a year by 2010.

      In opposing these plans, E.ON argued that such interference with the recently liberalized electricity market would be economically harmful, would lead to a devaluation of capital and would endanger employment at existing power stations. For this reason, E.ON, in alliance with other energy utilities, proposed the Action Program for Climate Protection (Aktionsprogramm Klimaschutz). Under this plan, the energy utilities offered to implement CO2 reductions of up to 45 million tons a year phased in by 2010 on a voluntary basis if the government abandoned the CHP quota system. Part of this proposal is a bonus system for CHP plants, focusing on support to modernize existing CHP plants. The German government accepted the Action Program for Climate Protection as a viable alternative and, together with the energy associations and the German Association of Electric Utilities (Verband der Elektrizitätswirtschaft e.V. (VDEW) for electric utilities, Bundesverband der deutschen Gas-und Wasserwirtschaft e.V. (BGW) for gas utilities, Verband kommunaler Unternehmen e.V. (VKU) for municipalities, Bundesverband der deutschen Industrie e.V. (BDI) for German industry and the Verband der Industriellen Energie- und Kraftwirtschaft e.V. (VIK) for industrial electricity producers), proposed a binding agreement between the government and the energy utilities with respect to the voluntary CO2 reductions proposed by the utilities. As a precondition to the agreement, which was not signed by all participants, the German government passed a new Co-Generation Protection Law (Kraft-Wärme-Kopplung-Gesetz) on March 1, 2002, which came into effect on April 1, 2002.

      The new law, which expires at the end of 2010, requires local network operators to pay CHP plants the following bonus payments for electricity that is produced in combination with heat and fed into the public grid:

•	CHP plants that were commissioned before 1990 receive 1.53 €cent/kWh in 2002 and 2003, 1.38 €cent/kWh in 2004 and 2005, and 0.97 €cent/kWh in 2006;

•	CHP plants that were commissioned after 1990 receive 1.53 €cent/kWh in 2002 and 2003, 1.38 €cent/kWh in 2004 and 2005, 1.23 €cent/kWh in 2006 and 2007, 0.82 €cent/kWh in 2008, and 0.56 €cent/kWh in 2009;

•	CHP plants that are modernized receive 1.74 €cent/kWh in 2002, 2003 and 2004, 1.69 €cent/kWh in 2005 and 2006, 1.64 €cent/kWh in 2007 and 2008, and 1.59 €cent/kWh in 2009 and 2010; and

•	Small CHP plants with under two MW of installed capacity receive 2.56 €cent/kWh in 2002 and 2003, 2.4 €cent/kWh in 2004 and 2005, 2.25 €cent/kWh in 2006 and 2007, 2.1 €cent/kWh in 2008 and 2009, and 1.94 €cent/kWh in 2010.

      The local network operators are in turn allowed to pass on the costs of the bonus payments to the grid operators, which may pass on the costs of the bonus system to their customers. A nationwide equalization process among the utilities was implemented in order to ensure the equal distribution of the costs of the bonus system across utilities. In 2003, every consumer will have to pay an additional 0.31 €ct/kWh. Industrial costumers only have to pay 0.05 €ct/kWh for that portion of their electricity consumption exceeding 100,000 kWh per year. For those customers whose electricity costs are higher than 4 percent of their total turnover, this fee for the consumption exceeding 100,000 kWh per year is limited to 0.025 €ct/kWh.

      Electricity Grid Access. In 1948, the major utilities in Germany at that time established the association Deutsche Verbundgesellschaft (DVG), now partly managed by the Association of System Operators (Verband der Verbundnetzbetreiber, or VDN) to interconnect German regions through a single high-voltage electricity grid.

      The Electricity Directive was implemented in Germany with a framework for negotiated third-party access agreed by all German utilities and certain large industrial customers for access to high, medium and low-voltage transmission systems (Verbändevereinbarung, amended as Verbändevereinbarung II and Verbändevereinbarung II+). As of January 1, 2002, Verbändevereinbarung II+ provides for an amended framework for objective and non-discriminatory grid access by increasing transparency with respect to grid prices in order to make grid access more customer friendly. In addition, traders are offered more flexibility and the option of booking intra-day capacities. This agreement will be valid for two years.

      At the EU level, a provisional tariff system for cross-border electricity trading came into effect in March 2002. It is based on the proposals by the European Transmission System Operators Association and will be extended with slight modifications until the end of 2003. The system provides a mechanism to cover costs resulting from cross-border trades. Money for the fund is raised from two sources: a charge on exports and socialized costs which are charged to all electricity customers.

      The future cross-border tariffication system will be based on principles set up in regulations of the European Commission.

      Electricity Rate Regulation. Prices at which local and regional distributors sell electricity to standard-rate customers are currently regulated by the economics ministries of each of the German states (as provided in the Federal Electricity Tariff Regulation (Bundestarifordnung Elektrizität, or “BTO Elt”)) and are reset at least every two years. The rates are set at a level to assure an adequate return on investment on the basis of the costs and earnings of the distribution company. However, these governmentally-set ceiling rates do not represent the actual market situation, with numerous rates which are below the regulated tariffs designed to meet different customers’ special needs. The average prices per kWh for sales to regulated tariff customers charged by E.ON Energie’s consolidated distribution companies were 16.92 €cent and 18.58 €cent in western and eastern Germany, respectively, as of January 1, 2003. The average price charged by utilities for an average standard-rate customer in Germany with an annual consumption of 3,500 kWh was, according to the VDEW, 17.15 €cent per kWh as of January 1, 2003 (all taxes included). The average price per kWh charged by E.ON Energie for industrial customers was 5.63 €cent, which is consistent with the average price per kWh quoted by the German Association for Energy Consumption (VEA) for Germany as of January 1, 2003 (net of tax). E.ON Energie’s consolidated distribution companies in eastern Germany operate in the northern region, where the population is less dense and the distribution costs are higher compared to other parts of eastern Germany. As standard-rate customers may choose between different suppliers, rate regulation is generally viewed as no longer necessary, and E.ON Energie believes it may be abandoned. Prices for sales of electricity by E.ON Energie to regional distribution companies, municipal utilities and large industrial customers are not regulated by the BTO Elt; however, they are governed by the Law Against Unfair Competition (Gesetz gegen Wettbewerbsbeschränkungen, or “GWB”), which requires that no patently unreasonable rates are set.

      Gas Regulation. Market access for gas in Germany is based on negotiated third party access. Similar to electricity, the association agreement for gas (Verbändevereinbarung Gas) signed in July 2000 provides the framework for gas grid access and implements the provisions of the EU gas directive. It has been amended twice. The first amendment in March 2001 included, among other provisions, commercial access to storage facilities. The second amendment includes access for small customers and provides a dispute settlement mechanism. The current Verbändevereinbarung Gas (Verbändevereinbarung Gas II) came into force on October 1, 2002, with the objective of simplifying access conditions and achieving a greater degree of cost transparency. It will be valid until September 30, 2003. Gas and heat rates are not regulated in Germany, although the GWB does apply.

      Emission trading. On December 9, 2002, the European Council of Ministers reached agreement on a proposal for a new directive that would establish a trading system for greenhouse gas emission allowances as part of the EU’s efforts to reach the emission reduction targets set by the Kyoto Protocol. The directive still must be discussed in the European Parliament, and is currently expected to be adopted by the end of 2003. According to the current proposal, operators of identified types of industrial installations within the EU (including fossil fuel-fired power plants with a thermal input exceeding 20 MW) will be obliged to acquire an emission permit that will entitle the installation to emit a specified quantity of greenhouse gases, starting with CO2 in 2005. Other greenhouse gases may be included in the permit system later. Beginning in 2005, emission allowances will be allocated to installations. Entities and industrial activities covered by the directive may opt out of the trading system if they have met their emission reduction targets by other means by the end of 2007. Beginning in 2008, participation in the trading system will obligatory, even for operations that had met the 2007 requirements for opting out. Allowances will be allocated free of charge until 2007. If an installation exceeds the level of emissions covered by its allowances, it will be obliged to buy additional allowances on the market or to pay a penalty fee. During the period from 2008 to 2012, up to 10 percent of the allowances can be auctioned by a national authority. E.ON expects that many of its gas, oil and coal powered generating facilities will be covered by the final directive. However, given that no approved text of the directive yet exists and that many of details of the proposed system remain to be worked out, E.ON is as yet unable to quantify the potential impact of this proposed directive on its operations.

     Competitive Environment

      Liberalization of the electricity markets in the EU has greatly altered competition in the German electricity market. As a result of the new regulatory environment, new methods of competition have manifested themselves in the German electricity market, with a growing number of utilities marketing electricity to regional and local distribution companies as well as to industrial customers outside their traditional supply areas. This development was also supported by the increasing demand of many multi-site customers for all of their sites throughout Germany to be supplied by a single electricity company. In addition, the private power industry in Germany was formerly characterized by numerous strong competitors. Due to liberalization, significant consolidation is occurring in the German electricity market as companies seek to cut costs, increase efficiency and adjust to new and changing market structures. There have been three mergers of major interregional utilities in recent years: VEBA and VIAG, RWE and VEW, and Hamburgische Electricitäts-Werke AG (“HEW”)/ Bewag Berliner Kraft und Licht Aktiengesellschaft (“BEWAG”)/ VEAG/ Lausitzer Braunkohle Aktiengesellschaft (“LAUBAG”)

(which formed Vattenfall Europe in 2002). In 2002, E.ON, RWE and the other two major interregional utilities, EnBW and Vattenfall Europe, supplied approximately 65 percent of the total electricity production in Germany. These entities own the high-voltage transmission lines in their traditional supply areas and are active in all phases of the electricity business. In addition to the interregional utilities, there are about 900 electric utilities in Germany at the state, regional and municipal level, many of which are partly or wholly owned by state or municipal governments. These utilities may be involved in various combinations of the generation, transmission, distribution and supply and trading functions. Consolidation has also affected these entities, as larger competitors seek asset purchases and development opportunities. Approximately 25 percent of total electricity production in Germany in 2002 was supplied by other utilities and the remaining 10 percent was produced by the manufacturing sector and Deutsche Bahn for their own use. The liberalization of the electricity market in Germany has also led to new market structures with new market participants. Approximately 200 new electricity suppliers have entered the German market, more than half of them being engaged in electricity trading. The market for electricity has become more liquid and more competitive, and the volume of electricity trading has increased, reaching a trading volume of 2,500 TWh in 2002. Foreign companies have also established aggressive electricity sales and trading operations in Germany, with every sixth customer being supplied by a foreign supplier.

      Liberalization of the electricity market in Germany caused electricity prices to decrease in 1998, with significant declines in some market segments. The rate of price declines began to slow in the second half of 2000, and prices increased slightly in 2001, but developed differently in each of the customer segments. In 2002, electricity prices in Germany have continued to recover. Nevertheless, in the retail business, prices paid by customers in 2002 were 6 percent lower than in the liberalization year 1998, while in the large industrial customers and regional distributors segment, prices were 10 percent lower than in 1998. Excluding taxes and charges retail prices have decreased by up to 25 percent and industrial prices by up to 22 percent since 1998. The emergence of new competitors and suppliers and the creation of European electricity exchanges, as well as other factors such as significant power plant overcapacity in Germany and Europe and relatively high and increasing price transparency, have contributed to the drop in electricity prices in Germany. Some groups of electricity users (for example, municipalities) have also entered into cooperative arrangements in Germany for the purpose of purchasing electricity at more favorable prices, thereby increasing price competition. See also “Item 5. Operating and Financial Review and Prospects — Results of Operations.”

      However, market structures and the costs faced by generators have changed since the beginning of liberalization. Among these new or increased costs are the electricity tax (introduced in 1998 and subject to annual increases), duties and additional costs attributable to compliance with new legislation, including the, Renewable Energy Law and Co-Generation Protection Law, as well as higher costs incurred in procuring balancing power to cover fluctuations in the availability of electricity from renewable resources such as wind. As most distributors have tried to pass these increases through to their customers, electricity prices have risen more rapidly than the associated margins for generators in recent years. Taxes and duties accounted for approximately 40 percent of German electricity prices in 2002, compared with about 25 percent before deregulation in 1998. E.ON Energie expects electricity prices in Germany to further improve and to reach pre-liberalization levels in 2003.

      German electricity prices for industrial customers are no longer among the highest in Europe. However, high environmental and nuclear safety standards, as well as high investments in new lignite power plants, taxes on electricity, the requirements of the Co-Generation Protection Law and the Renewable Energy Law’s requirement that regional utilities purchase electricity generated from renewable resources impose a considerable burden on German electricity prices. E.ON Energie still believes that it will be able to compete effectively in the European Union. In addition, E.ON Energie believes that the liberalization of the gas and electricity markets may open new business opportunities. However, E.ON Energie may be unable to compete as effectively as other electricity companies. This could be due to higher electricity production or procurement costs, lack of an effective marketing program, unprofitable, inefficient or loss-making results from trading operations or other factors. Any of these factors could materially and adversely affect E.ON’s financial condition and results of operations. See also “Item 3. Key Information — Risk Factors.”

      Outside Germany, the energy markets in which the Company operates are also subject to strong competition. The Company cannot guarantee it will be able to compete successfully in electricity markets where it already is present or in new electricity markets the Company may enter.

Environmental Matters

      Air Pollution. All of E.ON Energie’s plants are subject to EU and/or national regulations, and are equipped where necessary with pollution removal devices. The most important pollution law applicable to E.ON Energie’s German plants is the German Federal Pollution Control Act (Bundesimmissionsschutzgesetz, or “BImSchG”) and its implementing ordinances. One of such ordinances, the Ordinance on Large Combustion Plants (Großfeuerungsanlagen-Verordnung), sets stringent emission limits for power stations for all known air pollutants, such as sulfur dioxide, nitrogen oxides and dust. The emissions of E.ON Energie’s power plants are continuously measured and reported. Because of the extensive installation of scrubbers, catalysts and other pollution control devices, E.ON Energie’s power plants comply with all relevant requirements.

      Nuclear Energy. Details of E.ON Energie’s nuclear power operations in Germany, Sweden and those of its 20 percent minority investee BKW in Switzerland can be found under “— German Operations — Power Generation” and “— International Shareholdings — Scandinavia” above. E.ON Energie does not own or operate any nuclear power facilities in any other country. German safety standards for nuclear power stations are among the most stringent in the world. German nuclear power regulations are found in the AtG and a number of national regulations, guidelines and technical rules. The German regulatory framework regarding nuclear power regulations is also governed by international agreements, including the Euratom Agreement, dated March 23, 1957 (Euratomvertrag), the Paris Liability Agreement, dated July 29, 1960 (Pariser Haftungsübereinkommen), and the Non-Proliferation Treaty, dated July 1, 1968 (Nichtverbreitungsvertrag).

      Under the AtG, the import, export, transportation or storage of nuclear materials (Kernbrennstoff) requires the approval and supervision of regulatory authorities. The building, operating, owning or materially altering by any entity of any plants or installations that produce, fission or otherwise process or reprocess nuclear materials (“Nuclear Plants”) also requires approvals of, and is supervised by, regulatory authorities. Approvals can be subject to limitations or conditions, including conditions subsequent, and may also be subsequently revoked if they are not complied with or one of their preconditions has ceased to exist. The regulatory authorities may also give orders to obtain information from, enter and inspect any Nuclear Plants.

      According to the AtG, radioactive wastes and dismantled radioactive parts must either be recycled or permanently disposed of by any entity handling or otherwise using nuclear power. The AtG follows the so-called “polluter pays” principle, which requires such entity to pay for the recycling or permanent disposal of nuclear waste.

      In 1998, there was public debate about contamination in connection with radioactive waste transport facilities. In May 1998, the German Ministry for Environment, Nature Conservation and Nuclear Safety ordered all nuclear transport to cease until the reasons for such contamination were clarified and countermeasures were taken. Transport container loading procedures have been identified as the cause of contamination and improvements in such procedures have been implemented. The ministry therefore has issued a new permit for the transport of spent nuclear fuel elements and transport resumed in 2001.

      In Sweden, the regulatory framework regarding nuclear power regulations is also governed by the above-mentioned international agreements. In addition, Swedish nuclear power regulations are governed by Swedish law, mainly the Law Concerning Nuclear Activity, the Law Concerning Nuclear Liability and the Law Concerning Financing of Treatment of Nuclear Waste. Under Swedish law, the owner of a nuclear power station is obliged to conduct operations in such a manner that the required safety standards are maintained and is responsible for nuclear waste storage. The owner must also carry out the phase out of nuclear operations, including plant decommissioning. A license is required in order to own a nuclear facility, which is granted by the Swedish government on recommendation by the Swedish Nuclear Authority, which supervises all nuclear facilities in Sweden.

      According to the Law Concerning Financing of Treatment of Nuclear Waste, the owner of a nuclear facility in Sweden is under the obligation to pay an amount determined by the Swedish government for each kWh produced in the facility to the Swedish Nuclear Waste Fund. The amounts thus paid, together with any capital gains on the amounts, are to cover the costs for phase out and closure of the facility based on a 40-year operating life for each reactor. In accordance with Swedish law, Sydkraft has also given guarantees to governmental authorities to cover possible additional costs related to the disposal of high-level radioactive waste and nuclear power plant decommissioning. See also Note 26 of the Notes to Consolidated Financial Statements.

      Liability. In case of environmental damages, the owner of a German facility is subject to liability provisions that guarantee comprehensive compensation to all injured parties. Because of achievements in pollution control, the issue of environmental damage due to air pollutants from electric utilities has not recently been a subject of public debate in Germany. In general, subjects such as acid rain, as well as high concentrations of ground level ozone have been linked to accumulated deposits from many emission sources or, in the case of the ozone, predominantly from traffic emissions. There has been some relaxation in the evidence required under the German Environmental Liability Law (Umwelthaftungsgesetz) to establish and quantify environmental claims. If claims were to arise in relation to environmental damages and plaintiffs were successful in overcoming problems of proof and other issues, such claims could result in costs to E.ON Energie that might be material. So far as E.ON Energie is aware, no material environmental claims have been made against it and, under current circumstances, E.ON Energie does not believe that there is a significant risk of material liability in respect of any potential claims.

      In case of a nuclear accident in Germany, the owner of the reactor, the factory or the nuclear materials storage facility (the “Proprietor”) is subject to liability provisions that guarantee comprehensive compensation to all injured parties. Under German nuclear power regulations, the Proprietor is strictly liable, and the geographical scope of its liability is not limited to Germany or the contractual territory of the Paris Liability Agreement. Because the Proprietor is subject to unlimited liability, the AtG and the Regulation regarding the Provision for Coverage pursuant to the AtG (Atomrechtliche Deckungsvorsorge-Verordnung, or “AtDeckV”) require every Proprietor to provide liability coverage by either self-insurance, third-party warranty obligations or third-party indemnifications against liability. The Proprietor is responsible for all damages that exceed its insurance coverage, and the amount of coverage required is reevaluated every five years. In February 2002, the AtG was amended and the required liability coverage was increased from €256 million to €2.6 billion. E.ON Energie has insurance covering the first €256 million of damages. To provide liability coverage for the additional amounts required by the AtG amendment, the German nuclear power plant operators entered into a solidarity agreement to cover the increase, which provides that the costs of liability exceeding the operator’s own resources and those of its parent company in the event of a nuclear accident will be covered by a pool, with the nuclear facility operators having a mutual responsibility to cover each other’s damages. For details, see Note 26 of the Notes to Consolidated Financial Statements. For this reason, the AtG amendment has resulted in only a slight cost increase for liability coverage.

      In Sweden, the owner of a nuclear facility is liable for damages caused by accidents in the nuclear facility and accidents caused by nuclear substances to and from the facility. The liability is limited to an amount equal to €425 million, which amount must be insured according to the Law Concerning Nuclear Liability. Sydkraft has the necessary insurance for its nuclear power plants.

      Nuclear Package/Directives for Nuclear Security, Decommissioning and Disposal. The European Commission has announced its intention to pass the so called “Nuclear Package”, which will consist of directives concerning nuclear security and decommissioning and the disposal of nuclear waste. Drafts of these directives are being discussed with experts from the EU member states, and the European Commission expects to propose final drafts for adoption during 2003.

      The directive on nuclear disposal is expected to set forth definite deadlines by which member states will be required to find sites for the permanent storage of nuclear waste. The directive on nuclear security and decommissioning is expected to set forth general nuclear security standards that would be applicable in all EU member states. It is also expected to mandate that each member state require its nuclear power producers to create a separate fund that can be drawn on for expenses relating to decommissioning of nuclear power plants and the permanent storage of waste materials. The current proposal of the European Commission would allow producers, including E.ON Energie, to satisfy this requirement through the establishment of internal accounting provisions. E.ON believes that adoption of this proposal would not require E.ON Energie to increase its existing provisions and would therefore not have an immediate impact on cash flow. However, the definitive text of the directives has not yet been determined and no assurance can be given that the adoption and implementation of the directives would not have an adverse effect on the Company’s results of operations and financial condition. The German Government has made clear that it will only approve the directives if their final provisions are compatible with its current agreement with the operators of the nuclear power plants in Germany and the parties’ existing plans for decommissioning and waste disposal.

POWERGEN

Overview

      E.ON completed the acquisition of Powergen on July 1, 2002. For more information on this acquisition, see “— History and Development of the Company — Powergen Acquisition.” Powergen, which is now wholly owned by E.ON but continues to be operated as a separate division from E.ON Energie, is an international, integrated energy company with its principal operations in the United Kingdom and the United States. On October 21, 2002, Powergen acquired from TXU Group its U.K. retail energy business (comprising 5.5 million customer accounts), certain gas supply contracts and three coal fired power stations for €2.1 billion (net of €0.1 billion cash acquired). In the six months following its acquisition by E.ON, Powergen had revenues of €4.5 billion and internal operating profit of €329 million (including results of the former TXU Group operations for the period from October 21, 2002).

      In the third quarter of 2002, E.ON determined that a number of negative factors had caused the market environment for Powergen’s U.K. and U.S. business units to significantly deteriorate over the period since April 2001, when E.ON’s conditional offer effectively fixed the price it was to pay for Powergen. These negative factors triggered an impairment analysis of the €8.9 billion in goodwill originally recognized at the time of the Powergen purchase price allocation. The impairment analysis resulted in an impairment charge of €2.4 billion, thus reducing the goodwill amount to €6.5 billion. For additional information on this impairment charge, see “Item 5. Operating and Financial Review and Prospects — Results of Operations” and Notes 4 and 12 to the Notes to Consolidated Financial Statements.

          Strategy

      Powergen has adapted its strategies to address differing conditions in its two principal markets, the United Kingdom and the United States.

      An integrated and balanced model in the U.K. The British electricity market has been characterized by a steep decline in wholesale prices over the course of the last few years. Among the principal reasons for this decline are overcapacity in the generation market, the continued fragmentation of that market and competitive pressures arising from the introduction of the NETA system described in more detail below. The decline in wholesale prices has resulted in serious economic problems for pure generating companies such as British Energy. At the same time, however, margins in the supply of electricity to retail customers have recently increased, as retail prices have not fallen as sharply as those on the wholesale level.

      Management believes that these market developments have clearly demonstrated the merits of pursuing an integrated business model with a balanced position in the generation and retail segments of the U.K. market. Powergen has achieved this balanced position through its acquisition of the TXU Group activities in late 2002, which added 5.5 million customer accounts, making Powergen the leading provider of electricity to retail customers in the U.K. and the second largest retail provider of natural gas (based on data from Datamonitor, an international business information service).

      Powergen expects that the expansion of its retail customer base in 2002 will allow it to effectively balance its expected generation output in 2003 with expected demand from its residential and small and medium sized enterprises electricity customers. This will allow Powergen to serve its industrial and commercial customers primarily with power purchased from the market on terms that provide Powergen with satisfactory margins. Powergen is focused on reducing its retail cost base through the increased use of lower cost sales channels, such as the sale of additional products to existing customers and inbound leads, while delivering “back office” savings through system investment and realizing synergies from the TXU Group integration.

      Powergen continues to seek cost savings across all of its businesses. Cost savings initiatives include the closure of inefficient generating facilities and the centralization of service activities. Management also expects to realize cost savings and efficiency gains through the exchange and implementation of operating “best practices” with other E.ON companies.

      There is also an increased emphasis on generation from renewable sources. Powergen plans to increase its investment in renewable generation to mitigate the impact of new legislation introduced during 2002 to incentivize investment in renewable sources.

      Expansion in the U.S. Margins in the United States electricity industry have suffered in recent years from the relatively weak economy and overcapacity resulting from the construction of new power plants. These developments have resulted in declining wholesale prices and severe financial problems at utilities with significant unregulated exposure (i.e., those businesses, for which rates are not set by government regulators). Because the regulated and integrated utilities operated by LG&E Energy, Powergen’s principal U.S. subsidiary, only sell wholesale power in excess of their native load demand, these utilities are exposed to this development to a lesser extent. To date, the governmental authorities in Kentucky, LG&E Energy’s largest market, have neither adopted nor announced a plan or timetable for introducing retail electric industry competition in the state. Management expects that Kentucky will continue to be a regulated electricity market, thereby allowing LG&E Energy’s regulated utilities to continue to benefit from more limited exposure to wholesale price declines. LG&E Energy’s regulated utilities also benefit by having some of the lowest operating costs and highest customer satisfaction ratings of any U.S. utility (based on data from the Federal Energy Regulatory Commission and J.D. Power and Associates).

      E.ON aspires to grow its U.S. operations in the coming years. Management believes that the currently depressed stock prices of U.S. utilities might provide E.ON with good buying opportunities, while the potential for the transfer of LG&E Energy’s operating practices can provide a base for achieving cost savings and operational synergies.

          Operations

      In the United Kingdom and the United States, electricity generated at power stations is delivered to consumers through an integrated transmission and distribution system. The principal segments of the electricity industry are:

Generation:	the production of electricity at power stations;
Transmission:	the bulk transfer of electricity across an interregional power grid, which consists mainly of overhead transmission lines, substations and some underground cables (at this level there is a market for bulk trading of electricity, through which sales and purchases of electricity are made between generators, regional distributors, and other suppliers of electricity);
Distribution:	the transfer of electricity from the interregional power grid and its delivery, across local distribution systems, to consumers;
Retail:	the purchase of electricity from generators and the sale to consumers; and
Trading:	the buying and selling of electricity and related products for purposes of portfolio optimization, arbitrage and risk management.

      In the United Kingdom, Powergen and its associated companies are actively involved in generation, distribution, retail and trading. All electricity transmission in England and Wales is operated by National Grid Transco plc (“National Grid”). In the United States, Powergen is currently actively involved in all segments of the electricity industry in the states in which it has utility operations. However, the commercial elements of the electricity industry in the United States can vary from state to state, depending on the level of deregulation enacted in each jurisdiction.

      Powergen also operates significant wholesale and retail gas businesses in the U.K. and the U.S., as well as offering telecommunications services to its U.K. retail customers. For the six months following the completion of its acquisition on July 1, 2002, electricity accounted for 69 percent of Powergen’s sales, gas revenues represented 18 percent and other activities (including telecommunications) 13 percent.

      Powergen has two principal subsidiaries:

•	Powergen Group Holdings Limited, which is the holding company for Powergen’s U.K. and international businesses and is the indirect parent of Powergen UK plc (“Powergen U.K.”), and

•	Powergen U.S. Holdings Limited, which is the holding company for Powergen’s U.S. business and is the indirect parent of the U.S. energy company LG&E Energy.

      As of March 1, 2003, E.ON transferred LG&E Energy and its direct parent (Powergen U.S. Investments Corp.) from a Powergen subsidiary to E.ON US Holding GmbH, a direct subsidiary of E.ON AG.

      In the six months from its acquisition on July 1, 2002, Powergen accounted for total sales of €4.5 billion. The U.K. business accounted for €3.2 billion or 71 percent of this total, while the U.S. business accounted for the remaining €1.3 billion or 29 percent of Powergen’s sales.

U.K. Business

      Powergen U.K. is one of the U.K.’s leading integrated electricity and gas companies. It was formed as one of the four successor companies to the former Central Electricity Generating Board as part of the privatization of the U.K. electricity industry in 1989. In 1998, Powergen U.K. acquired East Midlands Electricity plc, an electricity distribution and supply company.

      On October 21, 2002, Powergen acquired the U.K. retail energy business of TXU Group, certain gas supply contracts and three coal-fired power stations for €2.1 billion, net of €0.1 billion cash acquired. As noted under “— Strategy” above, the acquisition of the TXU Group retail business has enabled Powergen to balance its generation output with its retail demand, thereby limiting exposure to wholesale price fluctuations.

      Powergen’s U.K. operations include electricity generation, distribution and retail, gas retail, energy trading, CHP and renewable generation businesses. As of December 31, 2002, Powergen U.K. owned or through joint ventures had an attributable interest in 10,183 MW of generation capacity, including 613 MW of CHP plants and 163 MW of operational wind and hydroelectric generation capacity. The company served approximately 9.1 million customer accounts at December 31, 2002, including approximately 6.1 million electricity customer accounts, 2.6 million gas customer accounts, 0.2 million telephone customer accounts and 0.2 million industrial and commercial electricity and gas customer accounts. For the six months following the completion of its acquisition by E.ON on July 1, 2002, Powergen’s U.K. operations had sales of €3.2 billion.

      The following table sets forth the sources and sales channels of electric power in Powergen’s U.K. business during the periods presented:

	Total	July - December
	2002	2002
Sources of Power	million kWh	million kWh

Own production	33,574	17,749
Purchased power from power stations in which Powergen has an interest of 50 percent or less	4,581	2,320
Power purchased from other suppliers	22,573	16,894
Power used for operating purposes, network losses and pump storage	(3,215)	(1,665)

Net Power supplied	57,513	35,298

	Total	July - December
	2002	2002
Sales of Power	million kWh	million kWh

Mass Market sales (residential customers and small and medium sized enterprises)	20,369	13,551
Industrial and commercial sales	16,362	10,586
Market sales	20,782	11,161

Net Power sold*	57,513	35,298

*	Excluding proprietary trading volumes. For information on proprietary trading volumes, see “— Energy Trading.”

      The following table sets forth the sources and sales channels of gas in Powergen’s U.K. business during the periods presented:

	Total	July - December
	2002	2002
Sources of Gas	million therms	million therms

Long term gas supply contracts	1,558	645
Market purchases	2,373	1,547

Total gas supply	3,931	2,192

Sale and Use of Gas

Gas used for own generation	1,307	626
Sales to Retail Major Account customers	949	552
Sales to Retail Mass Market customers	1,140	688
Market sales	535	326

Total gas used and sold*	3,931	2,192

*	Excluding proprietary trading volumes. For information on proprietary trading volumes, see “— Energy Trading.”

U.K. Market Environment

      Powergen U.K. operates in the England, Wales and Scotland energy markets. The principal commercial features of the U.K. electricity industry in recent years have been increasing competition in supply through a principle of open access to the transmission and distribution systems. Suppliers are free to compete with each other in supplying electricity to consumers anywhere within England, Wales and Scotland. All electricity supply (retail) and distribution activities were separated in England and Wales in 2001, splitting the market into a liberalized supply sector and a regulated network distribution sector. On March 27, 2001, England and Wales introduced a new set of trading rules known as NETA.

      NETA provides the framework for energy trading and wholesale sales in the U.K., and is based on the principle that parties wishing to buy and sell electricity should be able to enter into freely negotiated contracts to do so. The NETA market is characterized by bilateral contracts for the purchase and sale of bulk power, which are traded both on exchanges and over the counter, thus facilitating energy trading operations. NETA provides mechanisms for the settlement of imbalances that may arise due to energy trading activity and also provides the system operator, National Grid, with a mechanism to maintain the stability of the network, balancing the demand and supply of power on a real time basis. The Office of Gas and Electricity Markets (“Ofgem”) is responsible for regulatory oversight of NETA.

      The combined pressure of overcapacity, an increasingly fragmented generation market and the introduction of NETA has led to significant downward pressure on wholesale electricity prices in recent periods, creating difficult trading conditions for many companies. 2002 was marked by the near financial collapse of the U.K.’s largest generator, British Energy, which required a Government loan to remain solvent, and the withdrawal of many U.S.-based traders from the U.K. energy trading markets. Wholesale electricity prices fell through most of the year, and 2003 forward prices at the end of 2002 were at levels that are approximately 35 percent below the prices in 1999.

      As noted previously, Powergen’s exposure to these low prices in the U.K. is partially hedged by the balance provided by its recently-expanded retail business. The retail energy market in the U.K. has consolidated over the last few years into six major competitors. Based on data from Datamonitor, Centrica, previously the monopoly gas supplier branded as British Gas, is currently the market leader in terms of size with 18 million customer accounts. Following the acquisition of TXU’s U.K. retail business, Powergen has become the second largest energy retailer with approximately 9 million accounts, followed by Innogy Holdings plc with approximately 7 million accounts. The market is highly competitive, with substantial levels of customers switching supplier in any given year. Powergen believes its annual retail churn rate is in line with the industry average of approximately 17 percent.

      Total electricity demand in England and Wales (net of embedded generation and directly connected demand; i.e., station load and inter-connectors) for the twelve months to December 31, 2002 was 314 TWh. In the medium term, Powergen expects electricity demand in the U.K. to grow by an average of between 1 to 2 percent per annum under normal weather conditions. It also expects a growing proportion of that demand to be met by smaller CHP and renewable source power stations embedded within local distribution networks.

      In the context of demand characteristics similar to those in the electricity market, Powergen expects gas demand in the U.K. to grow, though at a rate slower than that of growth in the economy as a whole. The growth of demand for gas among smaller businesses can be expected to increase as these customers seek to reduce their emissions in line with Government regulations, and therefore favor gas over oil and coal (each of which is higher in sulphur). Wholesale gas prices in the U.K. market fell in 2002, with prices in the fourth quarter being approximately 16 percent lower than those in the same period of 2001. However, prices started to rise again in early 2003.

      The U.K. market also has a number of environmental initiatives that impact market activity, including:

•	The U.K. government has put in place a renewable obligation requiring electricity retailers to source 10.4 percent of all electricity from certified renewable sources by 2010/2011. In addition, the energy review published by the Policy and Innovation Unit (a U.K. government policy advisory body) recommended that 20 percent of electricity should come from renewable sources by 2020. Any failure to comply with their obligation will result in the retailer being required to pay a “buyout”, which will then be transferred to retailers who have complied with their obligations. Renewable Obligation Certificates (“ROC”) are tradeable.

•	The government has placed a climate change Levy Exemption Certificate (“LEC”) charge on most large retail customers of £4.30 per MWh. This LEC can be offset if power is purchased from a renewable power generator. LECs are not currently tradable, however, there are proposals to make them tradable. The U.K. government is currently planning to allow some CHP stations to qualify for LECs.

•	Carbon trading has started within the U.K. markets. However, generators are not currently obliged to participate. This market is still in its early stages of development.

          Power Generation

      Powergen focuses on maintaining a low cost, efficient and flexible electricity generation business in order to compete effectively in the wholesale electricity market. As of December 31, 2002, Powergen owned either wholly, or through joint ventures, power stations in the U.K. with an attributable registered generating capacity of 10,183 MW, including 613 MW of CHP plants and 50 MW of hydroelectric plant. Powergen’s attributable portfolio of operational wind capacity currently stands at 113 MW.

      Powergen’s share of the generation market in England and Wales remained relatively stable in 2002, equalling approximately 10 percent without considering the impact of the TXU plant acquisitions. If generation from these plants is included from the acquisition date of October 21, 2002, then Powergen’s market share would increase slightly to around 11 percent.

      Powergen generates electricity from a diverse portfolio of fuel sources. In the six months ended December 31, 2002, 58 percent of Powergen’s electricity output was fuelled by coal and approximately 42 percent by gas, with a total of less than one percent being generated from hydroelectric, wind and oil-fired plants. Powergen is continuing its effort to secure a balanced and diverse portfolio of fuel sources, giving it the flexibility to respond to market conditions and to minimize costs.

      The following table sets forth details about Powergen’s electric power generation facilities in the U.K., including their total capacity, the stake held by Powergen and the attributable capacity to Powergen for each facility as of December 31, 2002, and their start-up dates:

POWERGEN ELECTRIC POWER STATIONS

		Powergen’s Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Hard Coal
Drakelow U9	333	100	333	1965
Drakelow U10	333	100	333	1965
High Marnham U1	189	100	189	1959
High Marnham U2	189	100	189	1960
High Marnham U3	189	100	189	1960
High Marnham U5	189	100	189	1962
Ironbridge U1	485	100	485	1970
Ironbridge U2	485	100	485	1970
Kingsnorth U1	485	100	485	1970
Kingsnorth U2	485	100	485	1971
Kingsnorth U3	485	100	485	1972
Kingsnorth U4	400	100	400	1973
Ratcliffe U1	500	100	500	1968
Ratcliffe U2	500	100	500	1969
Ratcliffe U3	500	100	500	1969
Ratcliffe U4	500	100	500	1970

Total	6,247		6,247

Natural Gas
Cottam Development Centre (CDC) Module	400	50	200	1999
Connahs Quay U1	345	100	345	1996
Connahs Quay U2	345	100	345	1996
Connahs Quay U3	345	100	345	1996
Connahs Quay U4	345	100	345	1996
Corby Module	401	50	200	1993
Killingholme Module 1	450	100	450	1992

Total	2,631		2,230

Oil
Grain U1	675	100	675	1982

Total	675		675

Hydroelectric
Rheidol	50	100	50	1962

Total	50		50

		Powergen’s Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Other
Grain Aux GT1	28	100	28	1979
Grain Aux GT4	27	100	27	1980
Kingsnorth Aux GT1	17	100	17	1967
Kingsnorth Aux GT4	17	100	17	1968
Ratcliffe Aux GT2	17	100	17	1967
Ratcliffe Aux GT4	17	100	17	1968
Taylors Lane GT2	68	100	68	1981
Taylors Lane GT3	64	100	64	1979
Windfarms	134	varies	113	Various

Total	389		368

CHP schemes	613	100	613	Various

Total Capacity	10,605		10,183

Mothballed/shutdown
Killingholme Module 2	450	100	450	1993
Grain U4	675	100	675	1984
Drakelow U12	333	100	333	1967
High Marnham U4	189	100	189	1961

Total	1,647		1,647

      Powergen does not operate any nuclear power plants.

      Following an announcement in October 2001, Powergen began mothballing a 450 MW gas-fired module at Killingholme. In late summer 2002, a 485 MW coal-fired unit at Kingsnorth, which had been out of service since 1996, was re-commissioned. In October 2002, Powergen announced its intention to mothball the remaining two oil-fired units at Grain and the remaining gas-fired module at Killingholme. One of the Grain units was withdrawn immediately. In January 2003, following a review of power station economics, Powergen announced plans to withdraw High Marnham and Drakelow C, two old and inefficient coal stations acquired from TXU Group. Powergen expects the withdrawals to lead to the closure of both power stations in spring of 2003. In addition, Powergen confirmed the plan to mothball the remaining module at Killingholme and the unit at Grain with effect from April 1, 2003.

      Renewable Energy. Powergen plans to grow its renewable generation business in response to the U.K. regulatory initiatives summarized above. Since 1999, Powergen’s wind generation projects have been developed by Powergen Renewables Ltd, which in 1999 became a joint venture with Abbot Group plc (“Abbot”). Given the importance of renewable generation growth in Powergen’s overall strategy, Powergen bought out Abbot’s share in the joint venture in October 2002. Powergen is already one of the United Kingdom’s leading developers and owner/operators of wind farms, with interests in 17 operational onshore and offshore wind farms in the United Kingdom and Ireland with total capacity of 134 MW, of which 113 MW is attributable to Powergen. As a part of its balanced approach, Powergen seeks to fulfill its renewables obligation through a combination of its own generation and renewable energy purchased from other generators under contracts.

      CHP. Powergen also operates large scale CHP schemes. CHP is an energy efficient technology which recovers heat from the power generation process and uses it for industrial processes such as steam generation, product drying, fermentation, sterilizing and heating. Powergen’s total operational CHP electricity capacity is 613 MW with clients ranging across a number of sectors, including pharmaceuticals, chemicals, paper and oil-refining. Three projects with a total capacity of 112 MW were commissioned during 2002, with a further 30 MW due to be commissioned in 2003.

      Powergen’s generation and trading activities are very closely linked. For example, trading is responsible for purchasing the fuel burned in power stations that are managed by generation. Trading also decide whether Powergen should generate or purchase electricity to cover its retail obligations, depending upon the prevailing market price of electricity. For this reason, for financial reporting purposes generation and trading are treated as a single business unit. However, for the purpose of describing the business activities of Powergen it is helpful to discuss them separately since they each cover distinct areas of activity.

          Energy Trading

      Powergen engages in asset-based energy marketing in gas and electricity markets through the energy trading unit to assist in commercial risk management and the optimization of its U.K. gross margin. The energy trading unit plays a key role in Powergen’s integrated electricity and gas business in the U.K. by acting as the “commercial hub” for all energy transactions. It manages price and volume risks and seeks to maximize the integrated value from Powergen’s generation and customer assets.

      Energy trading activities include:

•	Purchasing of coal, oil and gas for power stations;

•	Dispatching generation and selling the electrical output and ancillary services provided by Powergen’s power stations;

•	Purchasing gas and electricity as required for Powergen’s retail portfolio;

•	Managing the net position and risks of Powergen’s generation and retail portfolio;

•	Managing renewable obligations for the retail portfolio through long term purchases and trading of ROCs;

•	Purchasing and/or trading of other environmental products, including LECs and emissions products; and

•	Achieving portfolio optimization and risk management.

      Powergen also engages in a controlled amount of proprietary trading in gas, power, coal and oil markets in order to take advantage of market opportunities and maintain the highest levels of market understanding required to support optimization and risk management activities. The following table sets forth Powergen’s electricity and gas proprietary trading volumes for the full year 2002:

	Electricity	Gas
Proprietary Trading Volumes	billion kWh	billion therms

Energy bought(1)	22.4	5.07
Energy sold(1)	23.2	5.07

Gross Volume	45.6	10.14

(1)	Any negative balance of power bought as compared to power sold is satisfied by the delivery of electricity generated by Powergen.

      In its energy trading operations, Powergen uses a combination of bilateral contracts, forwards, futures and options contracts and swaps traded over-the-counter or on commodity exchanges. All of Powergen’s energy trading operations, including its limited proprietary trading, are subject to E.ON’s risk management policies for energy trading. For additional information on these policies and related exposures, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

      Powergen has in place a portfolio of fuel contracts of varying volume, duration and price, reflecting market conditions at the time of commitment. Coal contracts with a variety of suppliers within the U.K. and overseas ensure that supplies are secured for Powergen’s coal-fired plants, while maintaining enough flexibility to minimize the cost of generation across the total generation portfolio. Powergen’s coal import facilities at Kingsnorth power station and Gladstone Dock, Liverpool, provide secure access to international coal supplies.

      The supply of gas for the Company’s Combined Cycle Gas Turbine (“CCGT”) and CHP plants is sourced through non-interruptible long-term contracts direct with gas producers, as well as market purchases. Risk management arrangements in respect of the volume and price risks associated with Powergen’s gas supply contracts are conducted through trading on the spot, over-the-counter and bilateral markets. For additional details on these contractual commitments, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Notes 25 and 26 to the Notes to Consolidated Financial Statements.

     Retail

      Powergen sells electricity, gas, telecommunications and other services to residential, business and industrial customers throughout Britain. As of December 31, 2002, Powergen supplied 9.1 million customer accounts, of which 8.9 million were residential and small and medium sized business customer accounts and 0.2 million industrial customer accounts. Powergen also continues to focus on reducing the costs of its retail business, seeking to increase margins through the use of lower cost sales channels by generating sales to the existing customer base and inbound leads, and implementing systems to reduce “back office” costs. These include increased automation of service and credit management processes, combined with the outsourcing of certain activities.

      The acquisition of TXU’s Group retail business added 5.5 million customer accounts, more than doubling the total. Powergen has begun the process of integrating the former TXU Group activities and plans to consolidate its retail business on sites in the East Midlands, where Powergen already has a major presence, and in Ipswich, where the former TXU Group activities were headquartered. Powergen’s current integration plans (including savings in non-retail areas) target a headcount reduction of approximately 1,000 people (or approximately 14 percent of the current work force), thus enabling Powergen to realize synergies while maintaining high levels of business efficiency and customer service.

      Residential and small and medium sized business customers. The residential business had 8.3 million customer accounts at December 31, 2002, including 5.2 million customer accounts acquired from TXU Group. The number of accounts in the small and medium sized business sector totalled 0.6 million at year-end 2002. 68 percent of Powergen’s retail customer accounts are electricity customers, 29 percent are gas customers and 3 percent are fixed line telephone customers. Individual retail customers who buy more than one product (i.e., electricity, gas or fixed line telephone services) are counted as having a separate account for each product, although they may choose to receive a single bill for all Powergen-provided services. The average product penetration for Powergen’s retail customer base (calculated as the number of products used by each residential electricity customer, and not including former TXU Group customers) was 1.51 at December 31, 2002, up from 1.36 at December 31, 2001, reflecting Powergen’s increasing success in cross-selling.

      Powergen targets residential and small and medium sized business customers through national marketing activity such as media advertising (including print, television and radio), targeted direct mail, public relations and online campaigns. Powergen also seeks to continue to exploit the high level of national awareness of its brand and has taken steps to enhance the strength of its brand, including the sponsorship of a high profile, national sports competition, the Powergen Cup in Rugby Union. In addition to the selective use of face-to-face sales, Powergen continues to operate telemarketing centers in Dearne Valley in Yorkshire and at Tannochside near Glasgow, as well as running several customer service call centers across the Midlands.

      Powergen launched its Capped Price Electricity product for residential customers in July 2002. Customers sign a two-year commitment and benefit from a price promise that fixes the kWh price of electricity for the first year and then rewards customers with a price decrease in the second year. Retail customers may also view or query current and past bills, submit meter readings, set up and amend direct debit, and view or change their account details directly through Powergen’s website.

      Industrial & Commercial. In the industrial and commercial sector, Powergen sold 10.6 TWh of electricity and 16.3 TWh of gas in the period from July 1 to December 31, 2002. Annualized volumes, including the TXU Group operations acquired in October, would amount to approximately 37 TWh of electricity. This means Powergen is a leading player in this market, and will continue its focus on the higher margin parts of the industry.

Powergen also consolidated its position as one of the leading gas suppliers in the U.K. industrial and commercial market, with annualized sales of approximately 48 TWh.

      In support of changing buyer needs and market developments, sales in this sector are conducted through a variety of channels ranging from traditional face-to-face account management through E-Sales. Powergen also continues to develop innovative added value services, and has successfully launched its new E-Data energy management product.

     Distribution

      The distribution business in the U.K. is effectively a natural monopoly within the area covered by the existing network due to the cost of providing an alternative distribution network. Accordingly, it is highly regulated. However, new distribution licenses are available, including for those areas already covered by an existing distribution license, and distribution could also face indirect competition from alternative energy sources such as gas. For details on the licence system, see “— Regulatory Environment — U.K. Business.”

      East Midlands Electricity Distribution plc. (“EME”), a wholly owned subsidiary of Powergen U.K., owns, manages and operates an electricity distribution network within the East Midlands service area. The area covers approximately 6,200 square miles, extending from Coventry to the Lincolnshire coast and from Milton Keynes to Chesterfield and containing a resident population of nearly five million. EME distributes electricity to approximately 2.4 million homes and businesses in the service area, and virtually all electricity supplied to consumers in the service area (whether by Powergen’s retail business or by other suppliers) is transported through EME’s distribution network.

      Building on the changes to organizational structures and rationalization of operational sites in 2000, EME implemented a program of change projects during 2001 and 2002 focussing on process, system and technology improvements, thereby increasing the effectiveness of the field force and office-based staff. An outsourcing program, initiated in 2000, has resulted in a more flexible and cost effective mix of internal and external resources.

      The following table sets forth the total distribution of electric power by Powergen’s U.K. business for the periods presented:

	Total
	2002	July – December
	million	2002
Distribution of Power to	kWh	million kWh

Large non-domestic customers	13,040	6,345
Domestic and small non-domestic customers	15,310	7,771

Total	28,350	14,116

      Distribution customers are billed on the basis of published tariffs.

     Asian Asset Management

      Directly and through its wholly owned subsidiary Powergen International Ltd, Powergen U.K. currently holds joint venture equity and operating interests in independent power production (“IPP”) activities in India, Australia and Indonesia, though management intends to dispose of all such activities by the end of 2004, subject to market conditions. As of December 31, 2002, Powergen’s Asian Asset Management interests in IPP included the equivalent of 825 MW of generation capacity in plants in operation. In November 2002, Powergen agreed to sell its remaining interests in the operating plants in India and Australia and in a development project in Thailand to CLP Power International. The sale of the interest in the project in Thailand was completed in January 2003 and Powergen expects the remaining sales to be completed later in 2003. Following completion of these sales, Powergen’s Asian activities will consist only of its 35 percent interest in the 1,220 MW Jawa power plant at Paiton in Indonesia, pending its eventual disposal.

U.S. Business

      LG&E Energy is a diversified energy services company with businesses in power generation, retail gas and electric utility services and project development, as well as asset-based energy marketing. Asset-based energy marketing primarily involves the marketing of power generated by physical assets owned or controlled by LG&E Energy and its affiliates. LG&E Energy’s power generation and retail electricity and gas services are located principally in Kentucky, with a very small customer base in Virginia and Tennessee. At December 31, 2002, LG&E Energy owned or controlled aggregate generating capacity of approximately 9,199 MW, including LG&E Energy’s interest in independent power plants of 461 MW. In 2002, LG&E Energy served more than one million customers.

      LG&E Energy divides its operations into regulated utility and non-utility businesses. Utility operations are subject to state regulation that sets rates charged to retail customers.

      In the regulated utility business, which accounted for 73 percent of LG&E Energy’s revenues in 2002 (63 percent electricity, 10 percent gas), LG&E Energy operates two wholly owned utility subsidiaries: 1) Louisville Gas and Electric Company (“LG&E”), an electricity and natural gas utility based in Louisville, Kentucky, which serves customers in Louisville and 17 surrounding counties, and 2) Kentucky Utilities Company (“KU”), an electric utility based in Lexington, Kentucky, which serves 77 Kentucky counties and five counties in Virginia.

      LG&E Energy’s non-utility business, which accounted for 27 percent of LG&E Energy’s sales in 2002, is primarily comprised of the operations of LG&E Capital Corp. (“LCC”), its primary holding company, and LG&E Energy Marketing Inc. (“LEM”), its asset-based energy marketing subsidiary, each of which is wholly owned by LG&E Energy. LCC operates nine coal-fired and one oil-fired electricity generation units in Western Kentucky, through its wholly owned subsidiary Western Kentucky Energy Corp. and affiliates (“WKE”), as well as owning minority interests in three Argentine gas distribution companies and stakes in a number of power plants in the United States through its wholly owned subsidiary LG&E Power Inc. LG&E Energy also owns 100 percent of CRC-Evans International, Inc. (“CRC-Evans”), a company that leases equipment and provides services to the oil and gas pipeline industry.

U.S. Market Environment

      In the United States, the market environment for electricity companies varies from state to state, depending on the level of deregulation enacted in each jurisdiction.

      The electric power industry remains highly regulated at the retail level in much of the U.S., including Kentucky, although in some parts of the country, including Virginia, it is becoming more competitive as a result of price and supply deregulation and other regulatory changes. In approximately one-third of the U.S., retail electricity customers can now choose their electricity supplier. To better support a competitive industry, federal regulators are transforming the manner in which the electric transmission grid is operated. Transmission owning entities are being required to transfer individual control over the operation of their transmission systems to regional transmission organisations (“RTOs”). These RTOs are intended to ensure non-discriminatory and open access to the nation’s electric transmission system. Depending on the specifics of deregulation in the states in which they operate, U.S. electric utilities have adopted different strategies and structures, sometimes divesting one or more of the generation, transmission, distribution or supply components of their businesses.

      LG&E Energy’s electric service territories are located in Kentucky, Virginia, and Tennessee. At present, due to the absence of customer choice or competitive market requirements in Kentucky and Tennessee and a waiver from the recently-enacted liberalization measures in Virginia (which expires in 2005), none of LG&E Energy’s utility operations are subject to customer choice or competitive market conditions. LG&E Energy’s customers are therefore generally required to purchase their electric service from LG&E Energy’s utility subsidiaries at prices set by state governmental regulators.

      LG&E Energy’s primary electric service territories are located in Kentucky, which accounted for 60 percent of LG&E Energy’s total revenues in 2002. To date, neither the Kentucky General Assembly nor the Kentucky Public Service Commission have adopted or announced a plan or timetable for retail electric industry competition in Kentucky. However, the nature or timing of any new legislative or regulatory actions regarding industry restructuring or the introduction of competition and their impact on LG&E and KU cannot currently be predicted.

      Although retail choice became available for many customers in Virginia in January of 2002, KU was able to obtain an extension of the effective date for its Virginia customers to January of 2005, pursuant to the Virginia Electric Restructuring Act. Prior to the receipt of the waiver, KU, as required, had filed unbundled rates that would become effective when its customers were able to receive energy from a supplier other than KU. During 2002, KU’s Virginia operations accounted for approximately 5 percent of KU’s total revenues and approximately 2 percent of LG&E Energy’s total revenues. LG&E Energy’s very limited Tennessee operations accounted for less than one percent of total revenues in 2002.

      LG&E Energy has moved aggressively over the past decade to be positioned for any shift to customer choice and a competitive market for energy services. Specifically, LG&E Energy and its subsidiaries have taken many steps to prepare for the expected increase in competition in its business, including support for performance-based ratemaking structures, aggressive cost reduction activities; strategic acquisitions, dispositions and growth initiatives; an increase in focus on commercial and industrial customers; an increase in employee training; and necessary corporate and business unit realignments.

      In contrast to the relatively stable market environment in which LG&E Energy’s utility businesses operate, its non-utility businesses are largely exposed to changes in wholesale prices for electricity, which have decreased significantly in recent periods, as well as being exposed to increases in fuel costs. The gas distribution businesses in Argentina have also suffered significantly from the severe economic crisis facing that country. Deterioration in the market environment for LG&E Energy’s non-utility businesses was partially responsible for triggering the impairment analysis and related write-down of goodwill described in more detail in “Item 5. Operating and Financial Review and Prospects — Results of Operations” and Notes 4 and 12 to the Notes to Consolidated Financial Statements.

      Seasonal variations in U.S. demand for electricity reflect the summer cooling period as the time of peak load requirements, with a lesser peak during the winter heating period, the latter primarily in regions which do not have extensive gas distribution networks. The peak period of retail gas demand is the winter heating period.

     Utility Business

      LG&E. LG&E is a regulated public utility that generates and distributes electricity to approximately 382,000 customers and supplies natural gas to approximately 310,000 customers in Louisville and adjacent areas of Kentucky. LG&E’s service area covers approximately 700 square miles in 17 counties. LG&E’s coal-fired electric generating plants, which are all equipped with systems to reduce sulphur dioxide (“SO2”) emissions, produce nearly all (97 percent) of LG&E’s electricity; the remainder is generated by combustion turbines (2 percent) and by a hydroelectric power plant (1 percent). Underground natural gas storage fields assist LG&E in providing economical and reliable gas service to customers. As of December 31, 2002, LG&E owned steam and combustion turbine generating facilities with an attributable capacity of 2,882 MW and a 48 MW hydroelectric facility on the Ohio River.

      KU. KU is a regulated public utility engaged in producing, transmitting, distributing and selling electric energy. KU provides electric service to approximately 507,000 customers in 77 counties in central, south-eastern and western Kentucky and approximately 30,000 customers in five counties in south-western Virginia. In Virginia, KU operates under the name Old Dominion Power Company. KU also sells wholesale electric energy to 12 municipalities and fewer than 10 customers in Tennessee. KU’s coal-fired electric generating plants produce most (97 percent) of KU’s electricity; the remainder is generated by gas- and oil-fired combustion turbines and a hydroelectric facility. As of December 31, 2002, KU owned steam and combustion turbine generating facilities with an attributable capacity of 4,111 MW and a 24 MW hydroelectric facility.

          Power Generation

      The following table sets forth details of LG&E’s and KU’s electric power generation facilities, including their total capacity, the stake held by LG&E Energy and the attributable capacity to LG&E Energy for each facility as of December 31, 2002, and their start-up dates.

LG&E’S AND KU’S ELECTRIC POWER STATIONS

		LG&E Energy’s
		Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Hard Coal
Cane Run 4 (1)	155	100.0	155	1962
Cane Run 5 (1)	168	100.0	168	1966
Cane Run 6 (1)	240	100.0	240	1969
E.W. Brown 1 (2)	104	100.0	104	1957
E.W. Brown 2 (2)	168	100.0	168	1963
E.W. Brown 3 (2)	429	100.0	429	1971
Ghent 1 (2)	509	100.0	509	1974
Ghent 2 (2)	494	100.0	494	1977
Ghent 3 (2)	496	100.0	496	1981
Ghent 4 (2)	467	100.0	467	1984
Green River 1 (2)	22	100.0	22	1950
Green River 2 (2)	22	100.0	22	1950
Green River 3 (2)	68	100.0	68	1954
Green River 4 (2)	100	100.0	100	1959
Mill Creek 1 (1)	308	100.0	308	1972
Mill Creek 2 (1)	306	100.0	306	1974
Mill Creek 3 (1)	391	100.0	391	1978
Mill Creek 4 (1)	480	100.0	480	1982
Trimble County (1)	514	75.0	386	1990
Tyrone 3 (2)	71	100.0	71	1953

Total	5,512		5,384

Natural Gas
Cane Run 11 (1)	14	100.0	14	1968
E.W. Brown 5 (3)	116	100.0	116	2001
E.W. Brown 6 (3)	154	100.0	154	1999
E.W. Brown 7 (3)	154	100.0	154	1999
E.W. Brown 8 (2)	110	100.0	110	1995
E.W. Brown 9 (2)	110	100.0	110	1994
E.W. Brown 10 (2)	110	100.0	110	1995
E.W. Brown 11 (2)	110	100.0	110	1996
E.W. Brown IAC (3)	98	100.0	98	2000
Haefling 1 (2)	12	100.0	12	1970
Haefling 2 (2)	12	100.0	12	1970
Haefling 3 (2)	12	100.0	12	1970
Paddy’s Run 11 (1)	12	100.0	12	1968
Paddy’s Run 12 (1)	23	100.0	23	1968
Paddy’s Run 13 (3)	158	100.0	158	2001
Trimble County 5 (3)	155	100.0	155	2002
Trimble County 6 (3)	155	100.0	155	2002
Waterside 7 (1)	11	100.0	11	1964

		LG&E Energy’s
		Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Natural Gas (continued)
Waterside 8 (1)	11	100.0	11	1964
Zorn 1 (1)	14	100.0	14	1969

Total	1,551		1,551

Oil
Tyrone Unit 1 (2)	27	100.0	27	1947
Tyrone Unit 2 (2)	31	100.0	31	1948

Total	58		58

Hydroelectric
Dix Dam (2)	24	100.0	24	1925
Ohio Falls (1)	48	100.0	48	1928

Total	72		72

LG&E Energy Regulatory Utility Business Total	7,193		7,065

(1)	Power stations owned by LG&E.

(2)	Power stations owned by KU.

(3)	Power stations jointly owned by LG&E and KU.

      For details about WKE’s power plants, see “— Non-Utility Businesses — WKE.”

      Fuel. Coal-fired generating units provided approximately 97 percent of LG&E’s and 97 percent of KU’s net kWh generation for 2002. The remainder of 2002 net generation was made up of hydroelectric plants and of natural gas and oil fuelled combustion turbine peaking units. LG&E Energy has no nuclear generating units and coal will be the predominant fuel used by LG&E Energy’s subsidiaries for the foreseeable future. LG&E and KU have entered into coal supply agreements with various suppliers for coal deliveries for 2004 and beyond and normally augment their coal supply agreements with spot market purchases. The companies have coal inventory policies, which they believe provide adequate protection under most contingencies. Reliability of coal deliveries can be affected from time to time by a number of factors, including fluctuations in demand, coal mine labor issues and other supplier or transporter operating or contractual difficulties.

      Each of LG&E and KU expect to continue purchasing much of their coal, which has varying sulphur content ranges, from western Kentucky and southwest Indiana, with additional LG&E purchases from West Virginia and KU purchases from eastern Kentucky, Wyoming and Pennsylvania. In general, the delivered cost of coal, particularly for spot purchases where long-term contracts are not in place, has been rising since late 2000.

      LG&E purchases natural gas supplies from multiple sources under contracts for varying periods of time, and transportation services are purchased from Texas Gas Transmission Corporation and Tennessee Gas Pipeline Company. LG&E also has a portfolio of supply arrangements with various suppliers in order to meet its firm sales obligations. These gas supply arrangements include pricing provisions that are market-responsive. LG&E believes these firm supplies, in tandem with pipeline transportation services, provide the reliability and flexibility necessary to serve LG&E’s gas customers. LG&E operates five underground gas storage fields with a current working gas capacity of 15.1 billion cubic feet. Gas is purchased and injected into storage during the summer season and is then withdrawn to supplement pipeline supplies to meet the gas-system load requirements during the winter heating season.

      LG&E and KU have limited exposure to market price volatility in prices of coal and natural gas, as long as cost pass-through mechanisms, including the fuel adjustment clause and gas supply clause, exist for retail customers. For a more detailed explanation of these mechanisms, see “— Regulatory Environment — U.S. Business.”

      Asset-Based Energy Marketing. LG&E and KU seek to optimize the value of their generating assets by selling excess energy to wholesale customers. This asset-based energy marketing activity accounted for 1.3 TWh of sales during the period from July 1, 2002 through December 31, 2002.

          Transmission

      LG&E Energy’s utility subsidiaries LG&E and KU operate 5,116 miles of transmission line. They participate as transmission owning members of the Midwest Independent System Operator (“MISO”), which commenced commercial operations in February 2002. In 2002, the Federal Energy Regulatory Commission affirmed the MISO’s imposition of certain of its administrative costs on all users of the system, including native load customers. This has resulted in increased costs for LG&E and KU. LG&E and KU are aggressively participating in ongoing proceedings before both the Federal Energy Regulatory Commission and the United States Court of Appeals, challenging the imposition of these costs on native load customers.

          Distribution/Retail

      The electric retail activities of LG&E and KU are limited to their respective service territories in Kentucky, with a small KU service region in Virginia and service to less than 10 customers in Tennessee. For the six months following its acquisition on July 1, 2002, LG&E’s total electric retail sales (to residential, commercial and industrial customers) were 6.3 billion kWh and total aggregate electric sales (including wholesale sales) were 7.3 billion kWh. For the six months beginning July 1, 2002, KU’s total electric retail sales (to residential, commercial and industrial customers) were 10.2 billion kWh and its total aggregate electric sales were 10.5 billion kWh.

      The following table sets forth LG&E’s and KU’s sale of electric power for the periods presented:

	Total	July-December
	2002	2002
Sales of electric power to	million kWh	million kWh

Residential	10,233	5,513
Commercial and industrial customers	15,657	8,145
Municipals	1,926	1,027
Other retail	3,553	1,848
Asset-based energy marketing	3,805	1,317

Total	35,174	17,850

      The gas retail activities of LG&E are limited to its service territory in Kentucky. For the six months beginning July 1, 2002, LG&E’s total retail gas sales were 6.5 billion kWh and total aggregate gas sales (including wholesale sales) were 6.7 billion kWh.

          Non-Utility Businesses

      LCC. LCC is the primary holding company for LG&E Energy’s non-utility businesses discussed below. Its businesses include domestic power generation and wholesale sales, international operations, and pipeline services.

      WKE. Through WKE, LCC has a 25 year lease of and operates the generating facilities of Big Rivers Electric Corporation (“BREC”), a power generation cooperative in western Kentucky, and a coal-fired facility owned by the city of Henderson, Kentucky aggregating a total generating capacity of 1,771 MW. Nine coal-fired units are under lease, including Coleman unit 1 and unit 2 (150 MW each), Coleman unit 3 (155 MW), Green unit 1 (231 MW) and unit 2 (223 MW), Henderson unit 1 (153 MW) and unit 2 (159 MW), Reid 1 (65 MW), and Wilson (420 MW), as well as one oil-fired unit, Reid Combustion Turbine (65 MW). For the six months period from July 1, 2002 through December 31, 2002, WKE generated approximately 5.3 TWh of electricity. Approximately 89 percent of WKE’s net generation is used to serve BREC’s three member cooperatives and two regional aluminum smelters. Remaining power is sold into the wholesale electric market. As a non-utility entity,

WKE is exposed to changes in fuel prices. To mitigate this exposure, WKE has entered into various interim-term fuel supply contracts and is pursuing the use of alternative fuels.

      Argentine Gas Distribution Operations. LCC owns interests in Argentine gas distribution operations which provide natural gas to approximately two million customers in Argentina through three distributors (Gas Natural BAN S.A. (“Ban”), Distribuidora de Gas Del Centro S.A. (“Centro”) and Distribuidora de Gas Cuyana S.A. (“Cuyana”)). LCC owns 19.6 percent of Ban, 45.9 percent of Centro, and 14.4 percent of Cuyana. LG&E Energy’s operations in Argentina have been affected by the recent economic and political developments in Argentina. For more information, see “Item 3. Key Information — Risk Factors.”

      LPI. LG&E Power Inc. (“LPI”), a wholly owned subsidiary of LCC, and its affiliates own, operate and maintain interests in six U.S. independent power generation facilities. LCC also owns an interest in a wind power generation facility in Tarifa, Spain and a minority interest in two U.S. combined cycle gas generation facilities. LG&E Power Services LLC, an affiliate of LPI, also operates two 63 MW coal-fired facilities in the U.S. under a medium-term operating contract with an independent third party utility.

      CRC-Evans. CRC-Evans is a provider of specialised equipment and services used in the construction and rehabilitation of gas and oil transmission pipelines. By SEC order, LG&E Energy is required to ultimately dispose of CRC-Evans to meet the requirements of PUHCA. For more information on PUHCA, see “— History and Development of the Company — Powergen Acquisition.”

      LEM. LEM engages in asset-based energy marketing, which primarily involves the marketing of power generated by non-utility physical assets owned or controlled by LG&E Energy and its affiliates.

      Effective June 30, 1998, LEM discontinued its merchant energy trading and sales business. This business consisted primarily of a portfolio of energy marketing contracts entered into in 1996 and early 1997, including a long-term contract with Oglethorpe Power Corporation, nationwide deal origination and some level of proprietary trading activities, which were not directly supported by LG&E Energy’s physical assets. LG&E Energy’s decision to discontinue these operations was primarily based on the impact that volatility and rising prices in the power market had on its portfolio of energy marketing contracts. LG&E Energy continues to settle commitments entered into during this period that obligate it to buy and sell natural gas and electric power through 2008 and has established a reserve to cover expected future costs.

          Regulatory Environment

          U.K. Business

      The electricity industry in Great Britain is subject to regulation under the Electricity Act 1989 (as amended) and the Utilities Act 2000. Powergen’s gas business is subject to regulation under the Gas Act 1986 (as amended), the Utilities Act 2000 and the Pipelines Act 1962. Liberalization of the electricity and gas industries in the U.K. largely pre-dated the adoption by the EU of the Electricity Directive and the Gas Directive described under “— E.ON Energie — Regulatory Environment” above, but the U.K. regulatory regime is basically consistent with the terms of such directives. For information about environmental-related legislation and regulations, see “— Environmental Matters — U.K. Business.” Powergen is also subject to existing U.K. and EU legislation on competition.

      The gas and electricity markets in England, Wales and Scotland are regulated by a single energy regulator, the Gas and Electricity Markets Authority (the “Authority”), established in November 2000. The Authority is assisted by Ofgem, which is governed by the Authority. The principal objective of the Authority is to protect the interests of consumers of gas and electricity, wherever appropriate, by the promotion of effective competition in the electricity and gas industries. The Authority may grant licenses authorising the generation, transmission, distribution or supply of electricity and the transportation, shipping or supply of gas. Any such license will incorporate by reference the standard conditions determined for that type of license, which may be modified by the Authority. The license may also include other conditions that the Authority considers appropriate. License conditions may be modified in accordance with their terms or under the provisions of the Electricity Act 1989 (as amended) or Gas Act 1986 (as amended), as appropriate. The Authority has power to impose financial penalties on licensees or make enforcement orders for breach of license conditions and other relevant requirements.

      The Authority also has within its designated areas of responsibility many of the powers of the Director General of Fair Trading to apply and enforce the prohibitions in the Competition Act 1998 in relation to anti-competitive agreements or abuse of market dominance, including imposing financial penalties for breach. Within its designated areas, the Authority also exercises concurrently with the Director General of Fair Trading certain functions under the Fair Trading Act 1973 relating to monopoly situations. The Enterprise Act 2002, which received royal assent in November 2002 and is expected to come into force in spring/summer 2003, repeals the provisions of the Fair Trading Act relating to monopoly situations but introduces certain other powers, e.g. in relation to investigation of markets.

      The Electricity Act. Unless covered by a license exemption, all electricity generators operating a power station in England, Wales or Scotland are required to have a generation license. The principal generation license within the Powergen group is held by Powergen U.K. Although generation licenses do not contain direct price controls, they contain conditions which regulate various aspects of generators’ economic behaviour.

      Following the entry into force of the relevant provisions of the Utilities Act 2000, the Electricity Act 1989 was amended to end the granting of public electricity supply licenses which previously regulated supply and distribution in the authorized area of a Regional Electricity Company. Instead, the Authority may now grant separate licenses for supply and distribution, and the grant of a supply license and a distribution license to the same entity is prohibited (though licenses may be granted to members of the same corporate group). The public electricity supply license previously held by Powergen Energy plc now has effect as an electricity distribution license held by EME (formerly Powergen Energy plc) and an electricity supply license held by Powergen Retail Limited (formerly known as Powergen Retail Gas Limited). In addition, the second-tier electricity supply licenses previously held by Powergen Energy plc in relation to premises in England, Wales and in Scotland have each also been vested in Powergen Retail Limited.

      The distribution license held by EME authorizes the licensee to distribute electricity for the purpose of giving a supply to any premises in Great Britain. It provides for a distribution services area, equating to the former authorized area of the former Powergen Energy plc, in which the licensee has certain specific distribution services obligations. Under the Electricity Act 1989, as amended, an electricity distributor has a duty, except in certain circumstances, to make a connection between its distribution system and any premises for the purpose of enabling electricity to be conveyed to or from the premises and to make a connection between its distribution system and any distribution system of another authorized distributor, for the purpose of enabling electricity to be conveyed to or from that other system.

      The distribution license places price controls on distribution. The current distribution price controls are in effect until March 2005. In addition, Ofgem has initiated an Information and Incentives program which introduced comparative costs and quality targets in April 2002.

      The supply license held by Powergen Retail Limited authorizes the licensee to supply electricity to any premises in Great Britain. It provides for a supply services area, equating to the former authorized area of the former Powergen Energy plc, in which the licensee has certain specific supply services obligations. The supply license also placed price controls on supply, however, these price controls lapsed after March 31, 2002. Following the end of the price controls, Ofgem will rely on monitoring competition and, where necessary, using its powers under the Competition Act 1998 to tackle abuse. Also, Ofgem will be pursuing a range of measures under its Social Action Plan to help vulnerable and low income customers who suffer from poverty, continuing to work to make it easier for customers to switch suppliers and enforcing license requirements where these apply.

      A separate supply license is held by Powergen U.K., which does not extend to supply to domestic premises. Powergen U.K. also continues to hold a second-tier supply license for Northern Ireland (to which the Utilities Act 2000 generally does not extend).

      Following the acquisition of the U.K. retail business of, and three power stations from TXU Group in October 2002, Powergen also holds a number of additional electricity and gas supply licenses through certain of the companies that were acquired as part of that deal.

      The Gas Act. Licenses to ship gas and to supply gas are held by a number of companies in the Group. In addition, East Midlands Pipelines Limited holds a gas transporter license.

      Powergen operates gas pipelines that are subject to the Pipelines Act 1962 (as amended), including pipelines at Killingholme, Cottam and Connah’s Quay. This legislation gives third parties rights to apply to the Secretary of State for a direction requiring the pipeline owner to make spare capacity available to the third party.

      Powergen operates its trading activities through its separate subsidiary, Powergen Trading Limited, which is authorized and regulated by the Financial Services Authority (“FSA”). The FSA’s powers are set out in the Financial Services and Markets Act 2000 (“FSMA”). Therefore, Powergen is subject to the FSMA. Powergen was one of the first companies in the U.K. to operate under the newly established Energy Market Participant regime within the FSMA.

          U.S. Business

      Retail Electric Rate Regulation. The Kentucky Public Service Commission has regulatory jurisdiction over the rates and service of LG&E and KU and over the issuance of certain of their securities. The Virginia State Corporation Commission also has parallel regulatory jurisdiction with respect to certain of KU’s operations. The Kentucky Public Service Commission and Virginia State Corporation Commission, respectively, regulate the rates and services of LG&E or KU and, via periodic public rate cases and proceedings, establish tariffs governing the rates LG&E and KU may charge customers. Because KU owns and operates a small amount of electric utility property in Tennessee and serves less than 10 customers there, KU is also subject to the jurisdiction of the Tennessee Regulatory Authority.

      LG&E and KU are each a “public utility” as defined in the Federal Power Act. Each is subject to the jurisdiction of the Department of Energy and the Federal Energy Regulatory Commission with respect to the matters covered in the Federal Power Act, including the wholesale sale of electric energy in interstate commerce. In addition, the Federal Energy Regulatory Commission and certain states share jurisdiction over the issuance by public utilities of short-term securities.

      The electric rates of LG&E and KU contain fuel adjustment clauses whereby increases and decreases in the cost of fuel for electric generation are reflected in the rates charged to all electric customers. The Kentucky Public Service Commission requires public hearings at six-month intervals to examine past fuel adjustments, and at two-year intervals to review past operations of the fuel clause and transfer the then current fuel adjustment charge or credit to the base charges. At present, the Kentucky Public Service Commission also requires that electric utilities, including LG&E and KU, file publicly certain documents relating to fuel procurement and the purchase of power and energy from other utilities.

      The electric rates LG&E and KU charge in Kentucky are subject to an earnings sharing mechanism. The earnings sharing mechanism was in place for three years beginning January 1, 2000. Prior to the expiration of this mechanism at the end of 2002, LG&E and KU filed a request for a three-year continuation of the mechanism in its current form through December 31, 2005. No assurance can be given that the request will be granted. The earnings sharing mechanism establishes a range of 100 basis points on either side of an allowed annual rate of return of 11.5 percent, so that if LG&E’s or KU’s allowed annual rate of return on adjusted equity for a given calendar year falls within the range, no action is necessary. If earnings are above the upper limit, the excess earnings are shared 40 percent with ratepayers and 60 percent with shareholders; if earnings are below the lower limit, the earnings deficiency is recovered 40 percent from ratepayers and 60 percent from shareholders. The earnings sharing mechanism filing is made on March 1 of the following year, with any rate changes going into effect on April 1.

      LG&E’s and KU’s electric rates contain an environmental cost recovery surcharge which recovers costs incurred by LG&E or KU that are required to comply with the U.S. Clean Air Act Amendments of 1990 (the “Clean Air Act”) and other environmental regulations. The magnitude of the surcharge fluctuates with the amount of approved environmental compliance costs incurred during each rate period.

      Retail Gas Rate Regulation. LG&E’s gas rates contain a gas supply charge, whereby increases or decreases in the cost of gas supply are reflected in LG&E’s rates, subject to approval of the Kentucky Public Service Commission. The gas supply charge procedure prescribed by order of the Kentucky Public Service Commission provides for quarterly rate adjustments to reflect the expected cost of gas supply in that quarter. In addition, the gas supply charge contains a mechanism whereby any over- or under-recoveries of gas supply cost from prior quarters will be refunded to or recovered from customers through the adjustment factor.

      Other Regulations. Integrated resource planning regulations in Kentucky require LG&E, KU and other major utilities to make triennial filings with the Kentucky Public Service Commission of historical and forecasted information relating to forecasted load, capacity margins and demand-side management techniques. The two utilities filed their most recent integrated resource plan in October 2002.

      Pursuant to Kentucky law, the Kentucky Public Service Commission has established the service boundaries for LG&E, KU and other utility companies, other than municipal corporations, within which each such supplier has the exclusive right to render retail electric service.

          Environmental Matters

          U.K. Business

      In the U.K., Powergen is subject to national legislation which includes the obligations of the United Kingdom under EU regulations (including those discussed under “—E.ON Energie—Environmental Matters” above) and international conventions to which the U.K. adheres. These obligations relate principally to emissions from generating facilities to air, notably SO2, NOx and dust. Although historically such legislation has primarily affected coal-fired plants, all fossil-fuelled generation may be impacted in the future. Powergen is currently in compliance with all applicable emissions regulations. However, the timing and scale of the costs that Powergen may incur in connection with the most recent developments in this area, including the revision of the EU Large Combustion Plant Directive agreed in October 2001 and implementation of the Kyoto Protocol to the Framework Climate Change Convention, remain unclear at the present time.

      Each of Powergen’s fossil-fuelled power stations in the U.K. is required to have an Integrated Pollution Control Authorization, issued by a government agency, which regulates releases to the environment and seeks to minimize their impact. The current system of authorizations is to be expanded via a new permitting system to cover a wider range of matters such as noise, waste minimization and energy conservation, reflecting extended requirements now applicable to all new installations. Existing power stations are to be brought under the newly-expanded regime during 2006.

      Using the flexibility available to it, Powergen has responded to the requirements imposed by emission controls with a combination of actions, notably the increased use of gas-fired CCGT plants, the use of low sulphur content fuels, the installation of emission abatement equipment and the development of renewable energy systems.

      Powergen has operated its own environmental management system since 1991. On January 1, 1999, Powergen U.K. achieved corporate certification to ISO 14001, the international standard for environmental management, for its electricity production, gas operations and associated services. The certificate was renewed on January 1, 2002 for a further three years.

      Powergen is also subject to environmental regulations affecting its business, including the registration of equipment possibly contaminated with polychlorinated biphenyls (“PCBs”) and packaging waste regulations. In May 2000, new PCB regulations were introduced requiring companies to register all equipment that is known to be contaminated with PCBs. In addition, companies must register all other relevant equipment that cannot be “reasonably assumed” not to contain PCBs. Powergen believes that it has registered all equipment that has any possibility of containing regulated trace amounts (between 50-500 ppm) of PCBs.

      In order to comply with applicable packaging waste regulations, Powergen has joined an appropriate recycling scheme. The majority of the waste involved is paper.

          U.S. Business

      LG&E Energy’s operations are subject to a number of environmental laws and regulations in each of the jurisdictions in which it operates governing, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety.

      The Clean Air Act imposed stringent new SO2 and NOx emission limits on electric generating units located in the United States. LG&E had previously installed flue gas desulphurisation equipment on all of its generating units, while KU and WKE met their Phase I SO2 requirements primarily through installation of flue gas desulphurisation equipment on Ghent Unit 1 and Henderson 1 and 2 respectively. LG&E’s combined strategy for Phase II, which commenced January 1, 2000, uses accumulated emissions allowances to defer additional capital expenditures and also includes fuel switching or the installation of additional flue gas desulphurisation equipment. LG&E, KU and WKE met the NOx emission requirements of the Clean Air Act through installation of low-NOx burner systems. LG&E Energy’s compliance plans are subject to many factors including developments in the emission allowance and fuel markets, future regulatory and legislative initiatives, and advances in clean air control technology. LG&E Energy will continue to monitor these developments to ensure that its environmental obligations are met in the most efficient and cost-effective manner.

      In September 1998, the U.S. Environmental Protection Agency (“EPA”) announced its final “NOx SIP Call” rule requiring significant additional reductions in NOx emissions by May 2003, in order to mitigate alleged ozone transport to the Northeast United States. While each of the 19 states covered by the rule is free to allocate its assigned NOx reductions among various emissions sectors as it deems appropriate, the regulations currently require electric generating units to reduce their NOx emissions to 0.15 lb./Mmbtu — an 85 percent reduction from 1990 levels. Kentucky revised its State Implementation Plan (“SIP”) to require reductions in NOx emissions from coal-fired generating units to the 0.15 lb./Mmbtu level on a system-wide basis in June 2002. In related proceedings in response to petitions filed by various Northeast states, in December 1999, the EPA issued a final rule directing similar NOx reductions from a number of specifically named electric generating unites including all LG&E and KU stations in the eastern half of Kentucky. As a result of appeals to both rules, the compliance date was extended to May 2004. All LG&E Energy generating units are subject to the May 2004 compliance date under these NOx emissions reduction rules.

      LG&E Energy is currently implementing a plan that will add significant NOx controls to its generating units at LG&E, KU and WKE. Installation of additional NOx controls will proceed on a gradual basis, with installation of controls commencing in late 2000 and continuing through the final compliance date. LG&E Energy estimates that it will incur total capital costs of approximately $539 million through mid 2004 (of which approximately $178 million has been incurred through 2002) to reduce its NOx emissions to the 0.15 lb./Mmbtu level on a company-wide basis. In addition, LG&E Energy will incur additional operating and maintenance costs in operating new NOx controls. LG&E Energy believes its costs in this regard to be comparable to those of similarly situated utilities with like generation assets. With respect to costs incurred at LG&E and KU, in April 2001, the Kentucky Public Service Commission granted recovery of these costs under their environmental surcharge mechanisms.

      LG&E Energy is also monitoring several other air quality issues that may potentially impact coal-fired power plants. These include the appeal of the District of Columbia Circuit’s remand of the EPA’s revised air quality standards for ozone and particulate matter, measures to implement the EPA’s regional haze rule and the EPA’s December 2000 determination to regulate mercury emissions from power plants. In addition, LG&E Energy is currently working with local regulatory authorities to review the effectiveness of remedial measures aimed at controlling particulate matter emissions from its Mill Creek Station. LG&E previously settled a number of property damage claims from adjacent residents and completed significant remedial measures as part of its ongoing capital construction program.

      From time to time, LG&E Energy conducts negotiations with the applicable regulatory authorities to finalize cleanup plans or financial responsibility concerning other environmental matters, including remediation steps regarding former LG&E and KU manufactured gas plant sites, a fuel oil discharge at KU’s E.W. Brown plant and matters relating to a KU transformer scrap yard.

CHEMICALS

          Overview

      In 2001, E.ON streamlined its chemicals business by merging Degussa-Hüls and SKW Trostberg, the chemicals divisions of the former VEBA and VIAG, into a new, more focused company called Degussa AG. For more information on the merger, see “Item 5. Operating and Financial Review and Prospects.” Degussa had revenues of €11.8 billion and internal operating profit of €0.7 billion in 2002.

      In May 2002, E.ON reached a definitive agreement with RAG to sell a portion of E.ON’s majority interest in Degussa to RAG and to acquire RAG’s more than 18 percent interest in Ruhrgas in a two step transaction. Upon termination of the court proceedings that had temporarily enjoined the Company from acquiring control of Ruhrgas in late January 2003, E.ON completed the first step of the RAG/ Degussa transaction by acquiring RAG’s Ruhrgas stake and tendering 37.2 million of its shares in Degussa to RAG at the price of €38 per share, receiving total proceeds of €1.4 billion. Following this transaction and the completion of the tender offer to the other Degussa shareholders, RAG and E.ON each hold a 46.5 percent interest in Degussa, with the remainder being held by the public. The shares of Degussa AG are listed on the Frankfurt Stock Exchange and are part of the MDAX, the performance index of 70 German mid-cap companies. In the second step, E.ON is to sell enough shares to RAG at the above price to give RAG a 50.1 percent interest in Degussa by May 31, 2004. Prior to that time, E.ON and RAG are to operate Degussa under joint control.

          Strategy

      Degussa’s strategic goal is to strengthen its world leading position in the field of specialty chemicals (based on HSBC research in July 2002) and to play a leading role in the restructuring of the worldwide specialty chemicals industry. Its strategy includes the active management of its portfolio to focus on those specialty chemicals businesses that management believes can deliver strong profitability and growth while at the same time reducing exposure to cyclical business trends.

      Portfolio Transformation through Dispositions. In order to focus on the core specialty chemicals business, in 2001 and 2002, Degussa divested operations that had accounted for approximately 90 percent of its non-core sales in 2000. Degussa intends to dispose of its relatively few remaining non-core businesses in a value-enhancing manner within 2003, with the precise timing of these sales to depend on market conditions and other factors. Prior to their disposal, Degussa intends to actively manage these non-core activities with the goal of enhancing profitability.

      Portfolio Management through Focusing and Expansion. Degussa intends to focus on selected specialty chemicals activities and to expand them by seeking attractive businesses to acquire. In chosen areas, it intends to search actively for complementary businesses. Degussa will actively manage its other core activities with the goal of increasing profitability.

      Business Restructuring and Performance Enhancement. As a complementary strategy, Degussa intends to continue its program of identifying and analyzing the restructuring potential of its businesses, with the goal of improving business processes in all of its core activities. Further fundamental cost cutting and realization of synergies are each expected to play an important role in this effort.

          Merger Synergies and Restructuring

      The new Degussa began the process of realizing merger synergies through the restructuring of production, facilities and headcount in areas where Degussa-Hüls and SKW Trostberg had overlapping operations. Degussa also consolidated the two companies’ headquarters in Düsseldorf, combined certain regional headquarters and embarked on the reduction of overhead expenses. In July 2000, Degussa began the best@chem project, a program to qualitatively and quantitatively foster the restructuring activities of its businesses. Responding to business conditions during 2001 and 2002, Degussa introduced further cost-cutting initiatives and expanded the best@chem project into an extensive performance improvement program. The best@chem program now comprises the following three elements: business combination synergies, restructuring and process optimization.

      Through the best@chem focus on business combination synergies, Degussa plans to continue to realize cost savings from the merger to form the new Degussa, and also expects to realize synergies from the integration of

Laporte into Degussa and from a broadening of its technological base. Through a restructuring and improvement of business processes in all of its core activities, as well as a restructuring of the necessary services to be provided to its business units, Degussa hopes to achieve additional cost savings. Degussa’s current restructuring plans are expected to result in a total headcount reduction of approximately 4,000 people by 2004. Approximately 2,980 of these 4,000 jobs have been shed to date in a socially responsible manner. The third element of the program, process optimization, is based on the sharing of know-how and expertise throughout the group. The aim of process optimization is to set up networks of experts across organizational boundaries to identify and realize potential savings in various processes.

      Degussa’s goal is to achieve sustainable improvements in operating profit of €500 million per year via the best@chem program by 2004. Degussa expects the best@chem initiative to entail non-recurring costs of approximately €500 million during this period, of which €230 million was recorded in 2002. The steps implemented to date have generated a positive effect on earnings before interest and taxes of approximately €265 million by the end of 2002. The Company cannot be certain that the remaining cost savings and improvement in operating profit Degussa anticipates realizing as a result of the best@chem program can be achieved. A number of factors could prevent the realization of some or all of these savings, or add to the expenses relating to performance improvement program. These include, among other things, Degussa’s inability to restructure its businesses effectively and as planned, higher costs related to achieving the anticipated business combination synergies and requirements for restructuring and reorganization measures materially in excess of those already planned.

          Acquisitions and Dispositions

      Laporte Acquisition. In December 2000, Degussa purchased 19.6 percent of the U.K. fine chemicals manufacturer Laporte. During the first half of 2001, Degussa acquired the remaining 80.4 percent of Laporte through a public tender offer. The European antitrust authorities approved the transaction under the condition that Degussa sell Laporte’s production sites in Zaltbommel, the Netherlands; Hythe, United Kingdom; and Rheinfelden, Germany (persulphate only). Degussa disposed of the Zaltbommel and Rheinfelden operations in 2001 and the beginning of 2002. The Hythe operations were sold in the beginning of 2003, subject to regulatory approval.

      In 2001 and 2002, Degussa disposed of non-core businesses that had accounted for approximately 90 percent of its non-core sales in 2000. The principal dispositions in 2002 included the following:

•	In January 2002, Degussa transferred its gelatin business to the Dutch company Sobel N.V.

•	In February 2002, Degussa divested its textile additives business, formerly part of the Stockhausen organization, to the Italian group Bozzetto, a subsidiary of the German company Rütgers AG.

•	In April 2002, Degussa sold the fertilizer manufacturer SKW Piesteritz Holding GmbH (“SKW Piesteritz”) to a joint venture set up by the Swiss holding company Ameropa and Agrofert Holding a.s. of the Czech Republic.

•	In June 2002, Degussa sold Degussa Bank GmbH (“Degussa Bank”) to Allgemeine Deutsche Direktbank AG (Diba), a subsidiary of the Dutch ING Group.

•	In August 2002, Degussa closed the sale of Viatris, a former part of the Degussa Health Products business ASTA Medica GmbH (“ASTA Medica”), to the U.S.-based private equity firm Advent International Corporation.

•	In December 2002, Degussa sold the biopharmaceutical company Zentaris AG (“Zentaris”) to the Canadian company Æterna Laboratories Inc.

      All of these dispositions are accounted for as discontinued operations. For more information on these discontinued operations, see “— Discontinued Operations — Other” and Note 4 of the Notes to Consolidated Financial Statements.

          Operations

      Degussa’s strategic management responsibilities lie with its board of management, supported by staff at the Düsseldorf headquarters. Responsibility for management at the operational level rests with Degussa’s 23 decentralized business units, each of which is grouped into one of Degussa’s six core divisions. The following chart sets forth Degussa’s six divisions divided into business units, together with their respective 2002 sales in millions of euro:

DEGUSSA

Fine and
Health and	Construction	Industrial	Performance	Coatings &	Specialty
Nutrition	Chemicals	Chemicals	Chemicals	Advanced Fillers	Polymers
(€1,179)	(€1,819)	(€2,347)	(€1,358)	(€2,126)	(€1,308)

Flavors & Fruit Systems €223	Admixture Systems North America €241	Fine Chemicals €972	Superabsorbents €460	Coatings & Colorants €646	High Performance Polymers €243

BioActives €80	Admixture Systems Europe €345	Bleaching & Water Chemicals €575	Care Specialties €549	Aerosil& Silanes €481	Specialty Acrylics €473

Feed Additives €568	Admixture Systems Asia/ Pacific €224	C 4 Chemistry €545	Oligomers & Silicones €349	Advanced Fillers & Pigments €999	Methacrylates €292

Texturant Systems €308	Construction Systems Americas €374	Catalysts & Initiators €255			Plexiglas €300

Construction Systems Europe €635

      All other activities are grouped as non-core businesses or services/ development units and are not shown in the table above. The core businesses of Degussa contributed in excess of 90 percent of its total 2002 sales.

          Health & Nutrition

      Degussa’s health & nutrition division concentrates on the development, production and marketing of high quality health food components and additives for both human and animal nutrition. It consists of the business units Flavors & Fruit Systems, BioActives, Feed Additives and Texturant Systems.

      Flavors & Fruit Systems. The Flavors & Fruit Systems business unit produces flavors for soft drinks, ready-cooked meals, confectionery, milk products and snacks. The unit’s proprietary technology for high pressure CO2 extraction is used primarily for the decaffeination of teas. The business unit also produces ready for use fruit preparations, primarily for the manufacture of confectionery, baked goods and preserves. The business unit’s principal global competitors are IFF, Givaudan, Quest and the recently merged operations of Haarmann & Reimer and Dragoco. In 2002, the business unit’s sales were €223 million.

      BioActives. This business unit produces products with nutritional and/or physiological effects, including enzyme systems, probiotics, phospholipids, extracts and creatine. The unit is expecting strong growth because of the trend in the food processing industry to increasingly supplement staple food products with products that contain health-promoting components. Ch. Hansen, Indena, Hauser, Bauer and Orafti are its global primary competitors. Sales of the BioActives business unit in 2002 amounted to €80 million.

      Feed Additives. The Feed Additives business is the world’s only producer of all three amino acids used as additives in livestock feed: methionine, lysine and threonine. It also manufactures vitamin B3, calcium formiate for pork and veal farmers, and Mepron M85, a methionine derivative. The unit believes it is the global market leader, based on annual volumes, for its main product methionine, an essential amino acid which is primarily used in raising poultry. The business unit’s main competitors are Novus, Adisseo and Ajinomoto. In 2002, the Feed Additives business unit had sales of €568 million.

      Texturant Systems. Texturizing agents give processed food products form and stability. The principal products produced by this business unit are lecithin, carrageenan, pectin, xanthane and alginates, which are used for milk-based products, confectionery and bakery products, ready-made dishes, sauces, meat products, dressings, drinks and animal feed. The business unit believes it is one of the world’s leading producers (based on sales) of lecithins, which are used as emulsifiers for food products. The unit’s main global competitors are Danisco, FMC, CP Kelco and Rhodia. In 2002, sales of the Texturant Systems business unit amounted to €308 million.

          Construction Chemicals

      Degussa’s Construction Chemicals division offers innovative products and technologies for the construction of new buildings and the repair and modernization of existing buildings. Its core competencies include concrete admixtures, tunnel and underground construction, cement-bound products, waterproofing and coating systems, and paints and lacquers. In addition, it offers a broad product range of tile adhesives, heat insulation and products for industrial and sport floors. With its system of customer-specific products and project-related application counseling, the business division can offer a complete range of services for the construction industry. The Construction Chemicals division believes it is among the world’s leaders in chemical products for use in construction (on the basis of sales).

      The division subdivides its range of products into two application-oriented segments: admixture systems and construction systems. Since construction is a local activity that is strongly influenced by local market requirements and situations, the division is further subdivided into geographical units in each of the two business segments. The geographical business units in the admixture systems segment focus on North America, Europe and the Asia/ Pacific region, while those in the construction systems segment focus on the Americas and Europe. The Construction Chemicals division supplies its products from approximately 120 plants in about 50 countries. The division’s main competitors are Sika, Fosroc, W.R. Grace and RPM. In 2002, the Construction Chemicals division contributed sales of €1,819 million.

          Fine & Industrial Chemicals

      The Fine & Industrial Chemicals division supplies high quality chemicals for use as starting materials and intermediates in the pharmaceutical and agricultural chemicals industries and other areas, such as water treatment. It offers a wide range of high quality chemical materials and ingredients for pharmaceuticals and agrochemicals, pulp and paper, water treatment, mining, plastics and fuels. It includes the Fine Chemicals, Bleaching & Water Chemicals, C4 Chemistry and Catalysts & Initiators business units.

      Fine Chemicals. The Fine Chemicals business unit produces and markets high quality intermediate products. The main products are organic and inorganic intermediates, used mainly for the synthesis of pharmaceutical substances, as well as in crop protection, cosmetics and high performance polymers. The most important application areas for these products are in the pharmaceutical and agricultural industries for use as intermediates and starting materials. Degussa believes it is one of the leading suppliers of fine chemicals in Europe and North America (both based on sales). Through the acquisition of Laporte, Degussa strengthened its fine chemicals business, especially in the area of exclusive synthesis. The main competitors of this business unit are Lonza, DSM, Clariant, Cambrex, Rhodia and Bayer. In 2002, Fine Chemicals sales amounted to €972 million.

      Bleaching & Water Chemicals. The main products of the Bleaching & Water Chemicals business unit are the ecologically safe bleaching and oxidizing agent hydrogen peroxide, auxiliaries for the paper industry, flocculants, and cyanide for the gold mining industry. With an annual capacity of approximately 500,000 metric tons, Degussa has the second largest hydrogen peroxide production capacity worldwide. Hydrogen peroxide is primarily used as a bleaching agent in the pulp and paper and textile industries, as well as for the production of bleaching active detergent raw materials. Flocculants are used in the treatment of municipal and industrial waste water, the manufacture of paper, the oil industry and the extraction of valuable minerals. With cyanides, Degussa believes it is among the market leaders in the area of mining chemicals (based on sales). The main competitors of this business unit are Solvay, Ciba and SN Floerger. In 2002, the Bleaching & Water Chemicals unit’s sales amounted to €575 million.

      C4 Chemistry. The C4 Chemistry business unit operates through Oxeno Olefinchemie GmbH (“Oxeno”). Oxeno produces oxo alcohols and derivatives as well as C4-olefins and derivatives for both internal and external use. Oxeno’s products are used in the production of a wide variety of products such as hair spray, floor coverings, anti-knocking agents for gasoline, adhesives and various types of plastics. Oxeno believes it is one of Europe’s leading producers (based on capacity and sales) of oxo alcohols, which include alcohols for plasticizers used primarily in PVC production, and believes it is the European market leader (on the basis of capacity and sales) of n-Butene-1. In the isononanol sector, Oxeno has developed its own process and increased its annual capacity from 140,000 to 200,000 metric tons by building a new isononanol plant in 2002. The unit’s main competitors are Shell, Lyondell and BASF. In 2002, the business unit had sales of €545 million.

      Catalysts & Initiators. Degussa formed the business unit Catalysts & Initiators by combining Laporte’s catalysts and initiators business and Degussa’s catalysts business. The main products of this business unit are precious and activated metal catalysts used for speeding up reactions in the pharmaceutical, chemical and petrochemical industries. In the initiators business, the unit offers organic peroxides and persulphates for polymer manufacture and a wide range of products for polymer processing as well as initiator-based specialties. Principal competitors are Akzo Nobel, AtoFina, Engelhard and Südchemie. In 2002, the Catalysts & Initiators business unit contributed sales of €255 million.

          Performance Chemicals

      This division concentrates on applied chemistry and superabsorbent polymers. The principal applications are additives for polyurethane foaming agents, paints and inks, as well as special raw materials for body care, laundry softeners and diapers.

      Superabsorbents. Degussa believes it is a leading producer in both Europe and the United States of superabsorbent polymers, which are cross-linked polymers that store and do not release liquid, even under pressure. Superabsorbent polymers are used by the hygiene industry in products such as diapers. In addition, applications have been developed in the production of waterproof cables, and in the packaging, landscaping and forestry industries. With a total capacity of approximately 250,000 tons per year, the Superabsorbents business unit believes it is the world’s second largest producer of superabsorbents. The unit’s biggest competitors are BASF, Nippon Shokubai and Dow Chemical. In 2002, the Superabsorbents business unit’s sales amounted to €460 million.

      Care Specialties. The Care Specialties business unit primarily produces surfactants. Surfactants, or surface-active agents, control processes on surfaces such as those between oil and water or liquid and air. They permit a wide range of product applications. The business unit develops, produces and sells mild, skin-sensitive raw materials and active ingredients for use in an extensive range of health care products, cosmetics and household cleaning and care products, including detergents, cleaning and polishing agents and fabric care products. The business unit believes it is the world leader in the production (measured by sales) of surfactant chemistry and quaternary derivatives, which are used in the production of products such as laundry softeners. The unit’s main competitors are ICI, Croda, Cognis and Solvay. In 2002, sales of the Care Specialties business unit were €549 million.

      Oligomers & Silicones. The Oligomers & Silicones business unit produces and sells additives, processing aids and intermediates based on organically modified silicones and organic oligomers on a worldwide basis. The products of this business include polyurethane additives, industrial specialties and paint and coating additives. Polyurethane additives are used in the production of flexible and rigid foams for a variety of industries including furniture, automotive and refrigerator manufacturing. Industrial specialties are used as separating agents and coatings, such as coatings for self-adhesive products such as labels, adhesive tapes and insulating materials, as well as defoamers and emulsifiers, such as silicone emulsifiers for the improvement of texture and applicability of cosmetics and hair conditioners. Paint and coating additives are used as surface and dispersing additives in water-based, eco-friendly paints and varnishes to create smooth and scratch-resistant surfaces. The unit also produces additives for UV-hardening printing inks. The business unit’s main competitors are Crompton, Air Products and OSI. The Oligomers & Silicones business unit had sales of €349 million in 2002.

          Coatings & Advanced Fillers

      This division offers fine-particled reinforcing and surface enhancing materials and systems used in various applications, such as tires and anti-caking agents, as well as silanes, resins, cross-linking agents and colorants for the paints and coatings industries. These materials are generally used to increase the value of the products in which they are used, which include tires, silicone rubber and low emission and age-resistant coatings systems.

      Coatings & Colorants. The Coatings & Colorants business unit offers a wide range of cross-linking agents, resins and colorants. Cross-linking agents and their derivatives are isophoron-based and serve as specialty solvents for industrial uses. Resins are varnish and glue polyesters. The unit’s products are principally sold to manufacturers for use in consumer and industrial products such as coatings, adhesives and plastic moldings. The colorants business supplies paint pastes and coating mixing systems to leading manufacturers of paints and coatings for construction and industrial purposes. The business unit believes it is among the world leaders in the market for coating raw materials (based on sales). The main competitors for the business unit are Bayer, BASF, Dow Chemicals and Ciba and, in the field of colorants, CPS. In 2002, the business unit had sales of €646 million.

      Aerosil & Silanes. The Aerosil & Silanes business unit makes products such as chloro- and organosilanes and fumed silica (“Aerosil”). Chlorosilanes are used in the semiconductor and telecommunications industries, and are also used by the unit in its production of Aerosil and organosilanes. Aerosil is a strengthening filler used in, among other things, silicon-rubber and plastics, or as a thickening agent in paint and coatings; it also improves the free flow properties of fire extinguisher powders and salt. Organosilanes have a wide range of applications, including, for example, in the façade protection industry. In organosilanes, the unit believes it holds a leading market position in Europe (based on capacity and sales). The unit also believes it is the world leader in the production of Aerosil (based on capacity and sales). The unit’s main competitors are Crompton, Shin Etsu, Corning, Cabot and Wacker. In 2002, the business unit’s sales amounted to €481 million.

      Advanced Fillers & Pigments. The Advanced Fillers & Pigments business unit manufactures industrial carbon black, precipitated silica and rubber-silanes. These products are mainly used to reinforce rubber in tires but are also used in many other rubber products. An important application is the so-called “green” tire, which with its lower rolling resistance reduces fuel consumption and thus environmental pollution. Industrial carbon black as well as precipitated silica are also used in plastics, coatings and paint dyes. As of April 1, 2002, Degussa transferred its carbon black activities in North America to a 50-50 joint-venture with Engineered Carbons of the U.S. The unit believes it is a global market leader in the area of rubber reinforcement (based on volumes). Its main competitors are Cabot, Columbian, Rhodia, PPG and Crompton. The business unit had sales of €999 million in 2002.

Specialty Polymers

      This division manufactures high quality plastics with a methyl-methacrylate base and C12-polyamides. Its products are characterized by particular temperature, weathering and chemical resistances, and have good transparency and form stability properties. The most important markets for these products are the medical sector, the electrical and electronics industries, and the aircraft, automobile and construction industries.

      High Performance Polymers. The High Performance Polymers business unit develops customized components and innovative systems and produces the necessary specialty polyamides and polyesters. C12-polyamides are primarily used for components which require a high resistance, such as durable, abrasion-and weather-resistant wire coatings. The business unit focuses on the automotive, electrical and telecommunications industries. Its main competitors are AtoFina, Ube and EMS. In 2002, the unit contributed sales of €243 million.

      Specialty Acrylics. The main products of this business unit are pharma polymers, bonding agents and functional polymers, such as oil additives used in the pharmaceutical, varnish, plastics and oil processing industries. Functional polymers are designed to ensure that lubricants and oils have the correct flowing properties and are effectively used in oil and transmission and hydraulic fluids, as well as in heat sealing varnishes for packaging foil, road markings and on high traffic industrial flooring. Pharma polymers are designed to ensure that active ingredients are released at exactly the right time and in the right location in the human body. The unit’s main competitors are Infineum, Lubrizol and Rohm & Haas. In 2002, sales of the unit amounted to €473 million.

      Methacrylates. The Methacrylates business unit supplies bulk and performance monomers, as well as molding compounds. Bulk and performance monomers are used for the production of synthetic resins in weather resistant paints and varnishes. The unit uses methyl methacrylate (“MMA”) to manufacture polymethyl methacrylate (“PMMA”) molding compounds (also known as acrylic glass). The business unit markets its PMMA molding compounds primarily under the well-known brand name Plexiglas®. PMMA is used in products such as bathtubs, roofing materials and automobile headlights. Methacrylates are also used by the pharmaceutical industry to control the release of active ingredients in pills or capsules to allow medication to be taken only once a day. Degussa believes that it was one of the leading producers of MMA and PMMA in 2002 (based on volumes) in Europe and the United States. Competitors include Ineos and AtoFina. In 2002, the business unit contributed sales of €292 million.

      Plexiglas. The Plexiglas business unit supplies plastic products based on acrylic glass (Plexiglas®) for glazing, special uses such as transparent noise barriers, and sanitary applications. In addition, it provides specialty products for technical applications, such as rigid foams used for sports equipment and the interior trim of passenger aircraft. The main competitors are Ineos and AtoFina. In 2002, the Plexiglas business unit had sales of €300 million.

Non-core Activities

      In 2001 and 2002, Degussa disposed of non-core businesses that had accounted for approximately 90 percent of its non-core sales in 2000. Degussa’s most important remaining non-core activities are the Metallurgical Chemicals business, which offers additives for the steel and casting industry and Oxxynova, whose products are used for the production of polyester. Degussa intends to complete the divestment of these activities by the end of 2003, with the precise timing depending on market conditions and other factors. Prior to disposal, Degussa intends to actively manage its non-core activities with the goal of enhancing their profitability.

Environmental Matters

      Degussa is subject to a variety of laws and regulations governing the protection of the environment in each country in which it operates, including those related to the construction and operation of production sites, the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous materials used in its manufacturing processes, and the monitoring of emissions and waste. These laws and regulations pertain both to Degussa’s present operations and to past waste disposal practices and discharges of hazardous materials.

      The primary countries in which Degussa operates are Germany and the United States, though it also has facilities in a number of other countries throughout the world. As an illustration of the environmental regulatory regime under which Degussa operates, the most significant environmental laws affecting its German operations are described below. The Water Resources Management Act (Wasserhaushaltsgesetz) provides principles for managing inland water resources and, in particular, securing the quality of drinking water. It requires that the best available technology be used for purification of waste water. Degussa believes that it meets all the specified standards such as concentration limits set by this Act for residual water contaminants. For its waste water emissions, Degussa is charged fees in accordance with the Waste Water Charges Act (Abwasserabgabengesetz). Such charges are based on the content of harmful substances and other parameters like nitrogen content. The Federal Pollution Control Act (Bundesimmissionsschutzgesetz) and its implementing ordinances regulate emissions of pollutants from processing units and industrial plants. The Ordinance on Large Combustion Plants (Großfeuerungsanlagen-Verordnung) sets emission limits for each type of plant for all major air pollutants, such as sulfur dioxide, nitrogen oxides and dust. The Major Incident Regulation (Störfall-Verordnung) classifies the accident potential of installations and sets standards for safety management. Degussa believes that all of its plants comply with these regulations. The Recycling Act (Kreislaufwirtschaftsgesetz) regulates waste management. It aims at waste avoidance and reuse of waste. Degussa believes that it has set up environmentally sound production cycles in compliance with these regulations. The Chemicals Act (Chemikaliengesetz) includes provisions for the protection of humans and the environment from the harmful effects of dangerous chemical substances. Various ordinances classify dangerous substances and handling procedures. The Genetic Engineering Act (Gentechnikgesetz) establishes the legal framework within which genetic engineering can take place. The Act on Transportation of Dangerous Goods (Gesetz zur Beförderung gefährlicher Güter) sets standards for the safety of transportation and avoidance of accidents due to a release of dangerous substances. The Federal Soil Protection Act (Bundesbodenschutzgesetz) deals with the prevention of soil and groundwater contaminations and the remediation of contaminated soil.

      Any failure to comply with present or future environmental laws or regulations could result in fines being imposed on Degussa, suspension of production or alteration of manufacturing processes. Such laws or regulations could also require Degussa to perform expensive remediation or to incur other expenses to comply with environmental regulation. Degussa believes that its domestic and international manufacturing facilities are currently in material compliance with the laws and regulations with respect to environmental matters applicable in the relevant jurisdictions. In order to ensure compliance, the Degussa board has introduced a set of ESHQ (environmental protection, safety, health, quality) requirements which are binding on all operating units. The proper implementation of this system is checked by means of regular internal audits.

      The individual business units of Degussa conduct their environmental activities independently, while the management of the Degussa group sets general guidelines. Degussa actively participates in the worldwide initiative “Responsible Care,” a chemical industry commitment to continuously improve performance in health, safety and the environment. In addition, many of Degussa’s domestic subsidiaries participate in the European Eco-Management and Audit Scheme (“EMAS”). The EMAS program includes the development of a management system clearly assigning environmental protection responsibilities, the completion of both internal and external environmental audits, the formation of specific environmental objectives and programs for plants and subsidiaries, the publication of environmental reviews, the evaluation of environmental procedures by an independent expert and, upon successful completion of the program, the registration of the site. By year-end 2002, a total of 21 sites had been inspected and certified under this three-year program. Furthermore, an increasing number of Degussa sites operate environmental management systems which are certified under ISO (International Standards Organization) 14001 or are in the process of certification. All relevant activities are expected to be covered by year-end 2004.

      In 2002, Degussa invested €41 million in facilities and processes relating to environmental control, and, in addition, had other environmental-related expenditures of €248 million.

      Degussa has established and continues to establish provisions for environmental liabilities where management believes that it is probable that a liability will be incurred and the amount of the liability can be reasonably estimated. Degussa adjusts accruals as new remediation commitments are made and as information becomes available which changes estimates previously made. Based on information currently available to it, Degussa believes that, taking into account its current level of environmental provisions, projected environmental liabilities will not have a material adverse effect on its financial position or results of operations.

Research and Development

      In 2002, Degussa spent €343 million on research and development (“R&D”) for its core operations. As a percentage of sales, R&D expenditures for the chemicals division were 3.1 percent in 2002, compared with 3.2 percent in 2001. R&D at Degussa is primarily conducted by each of the business units, which pursue projects according to their respective competitive goals and needs. A localized approach to R&D is intended to ensure that new products are developed to respond as closely as possible to the individual unit’s markets, customers and their needs. Degussa also has centralized R&D and innovation management which initiates and oversees strategically important projects and coordinates the exchange of information among business units. Creavis plays a role by reviewing ideas and projects and evaluating the corresponding business opportunities. Creavis is also responsible for Degussa’s venture activities, such as its investment in venture capital funds and cooperation with start-up companies. Degussa is particularly focused on developing new product and market segments with high growth and earnings potential, an area in which Creavis continues to play an important role. Degussa employed 3,250 people in R&D activities for its core operations in 2002.

Other

      Due to the wide range of products and businesses in the Degussa group, a discussion of the sources and availability of raw materials for the chemicals division is not meaningful, and individual product source and availability information is therefore not presented. The prices of some of the raw materials used by the Degussa group are subject to volatility, although raw material price changes have not had a material effect on the Company’s chemical activities in the past. Degussa believes that the worldwide supply of raw materials for its products is satisfactory, and does not anticipate material disruptions to its businesses due to prolonged unavailability of raw materials or high prices. Group-wide, Degussa’s activities are not significantly affected by seasonal factors, although individual products and businesses may be subject to seasonal variations.

      Due to the wide range of products and businesses in the Degussa group, a discussion of the marketing channels used by Degussa is not meaningful. Each of Degussa’s business units is responsible for its own marketing and sales activities, which vary according to geographical location and industry standards and practices.

      Because Degussa’s business units produce a wide variety of products, production capacity is not meaningful to most of these product areas and production capacity data are therefore not presented.

REAL ESTATE

Overview

      E.ON’s real estate subsidiary Viterra is one of the largest real estate groups in Germany in terms of its residential portfolio, with revenues of €1.2 billion and internal operating profit of €203 million in 2002. Viterra is engaged in the businesses of residential real estate and real estate development and in other real estate-related businesses.

Strategy

      In 2002, Viterra reviewed its strategy and decided to focus on the core business residential real estate and the start-up business real estate development. The residential real estate business comprises in particular the wholesale purchase, management and retail sale of residential housing. The real estate development business focuses on office buildings and apartment houses in the principal metropolitan areas of Germany, as well as Prague and Warsaw. Viterra aims to phase out or dispose of its other businesses during the course of 2003, subject to market conditions.

Residential Real Estate

      The residential real estate business is Viterra’s main activity. Viterra’s operating companies in this area are Viterra Wohnen AG (“Viterra Wohnen”), Deutschbau Wohnungsbaugesellschaft mbH (“Deutschbau”) und Viterra Rhein-Main GmbH (“Viterra Rhein-Main”). Viterra is Germany’s largest private owner of residential property on the basis of housing units, with a property portfolio of approximately 165,000 housing units at year-end 2002. Viterra Wohnen is responsible for some 101,500 housing units in the Rhein-Ruhr area. Viterra Rhein-Main serves some 22,600 housing units in the Rhine-Main area. Deutschbau, in which Viterra holds a 50 percent shareholding, was fully consolidated for the first time as of January 1, 2002, and is responsible for some 40,900 housing units in the remaining parts of Germany.

      The residential real estate business comprises the purchase of larger housing portfolios, the rental and management of the housing stock and the sale of housing units, preferably to tenants and private investors. Viterra increased the number of housing units sold from approximately 6,700 units in 2001 to approximately 9,900 units in 2002. At year-end 2002, Viterra’s residential real estate units had an approximately 97.5 percent occupancy rate based on total rentable space.

      E.ON’s real estate activities originated in the 1930s in order to provide subsidized housing primarily in the Ruhr area for workers in the coal and steel industries. Today, some 69 percent of the housing stock is located in North Rhine-Westphalia. As a result of its historical origins, approximately 59 percent of Viterra’s housing units at year-end 2002 were built prior to 1961. Viterra believes that its housing units are in reasonably good condition and intends to further improve the quality and profitability of its rental housing through selective maintenance and modernization. In 2002, Viterra incurred capital expenditures of €39 million, as well as maintenance and modernization costs of €208 million, in its residential real estate business for the improvement of its existing housing portfolio. It has spent approximately €153 million per year, on average, over the past seven years on maintenance and modernization of its housing stock and does not expect such expenses to increase significantly.

      As of January 1, 2002, Viterra purchased an 86.3 percent shareholding in Frankfurter Siedlungsgesellschaft GmbH (“FSG”), which owns approximately 10,000 housing units in the Rhine-Main region. After selling a 0.2 percent shareholding to a third party investor in December 2002, Viterra acquired an additional 13.7 percent interest in FSG in January 2003. As of January 1, 2003, the housing stocks of FSG and Wohnbau Rhein-Main AG are being managed by Viterra’s new subsidiary Viterra Rhein-Main.

      In the past, the majority of Viterra’s housing was built with low interest rate public financing and with low interest rate financing from third parties in exchange for perpetual tenancy rights (Belegungsrechte). As a result, approximately 46 percent of Viterra’s housing units are subject to a wide variety of rent controls, some governmental and some contractually imposed by third parties with perpetual tenancy rights. Although some of these rent controls expire over time, their existence and the geographical concentration of the housing units impose practical restrictions on the ability of Viterra to dispose of substantial quantities of the housing units on reasonable terms.

      Because of the original purpose to provide subsidized housing for workers in the coal and steel industries, companies like E.ON were initially granted nonprofit status for their real estate activities. In 1990, however, these activities became taxable as a result of a change in German income tax law. In connection with the change in taxable status, former nonprofit real estate companies have become entitled to certain depreciation deductions under German income tax law, subject to conditions and restrictions. These deductions depend, among other conditions, upon the level of profits from certain rental properties and capital expenditures on rental properties. These depreciation deductions are accounted for when they are realized on the tax return.

      Changing their former opinion, the German tax authorities in the meantime came to the conclusion that the additional depreciation has to be taxed as a dividend while a profit and loss sharing agreement is in effect. E.ON, however, believes that this conclusion is not compatible with the concept of group taxation and the basic principles of German corporate tax law and has therefore challenged the tax authorities. Following three favorable precedent-setting cases in lower tax courts, in 2001 E.ON released the provision it had previously established to cover the related liability, which totaled €527 million. In December 2002, the federal tax court confirmed the favorable decisions of the lower courts. However, the final tax assessments for E.ON have not yet been made.

      Viterra’s financing of residential investments is primarily done through third-party mortgage financing and intra-Group borrowings.

Real Estate Development

      Viterra’s real estate development business unit, Viterra Development GmbH, focuses on the development of office buildings and apartment houses. It conducts all aspects of real estate development, including land acquisition, planning, rental and sale of the completed units to investors. The actual construction is executed by third-party general contractors. The business unit focuses on the principal metropolitan areas in Germany (Berlin, Frankfurt, Munich, Hamburg and Düsseldorf), as well as on projects in Prague and Warsaw. Viterra intends to expand its real estate development business in the future, concentrating its activities on mid-size projects.

      Viterra’s commercial real estate business unit currently holds approximately 90 commercial units, 10 of which are logistic properties. 43 units accounted for 97 percent of the portfolio in value terms at the end of 2002.

Other Activities

      Viterra’s other activities comprise the residential development business and the residential services business.

      The market for residential real estate development in Germany has suffered from significant weakness for the last few years. Notwithstanding significant restructuring efforts, Viterra’s residential development business could not improve its profitability in 2002. Management has therefore determined to phase out Viterra’s development of one- and two-family houses by the end of 2003 and to transfer its apartment house development operations to the real estate development business unit described above.

      Viterra’s residential services business provides real estate-related services (primarily heat and water submetering services and contracting services) for administrators and private and institutional owners of residential and commercial property through Viterra Energy Services and Viterra Contracting GmbH. Management believes that these businesses have not provided significant synergies with Viterra’s other real estate businesses and has therefore decided to dispose of these operations during the course of 2003, subject to market conditions. In early 2003, Viterra reached an agreement to sell its contracting business to Mabanaft GmbH, subject to regulatory approvals. Viterra aims to dispose of Viterra Energy Services through a multi-step auction process during the course of 2003.

      Viterra Energy Services is accounted for as a discontinued operation in the Consolidated Financial Statements. For more detail on discontinued operations, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

DISCONTINUED OPERATIONS

      In 2002 and 2001, the Company discontinued the operations of its oil and distribution/logistics segments and of its aluminum and silicon wafer segments, respectively. These segments are accounted for as discontinued operations in accordance with U.S. GAAP. In addition, as noted above, Degussa and Viterra have either disposed of or have classified certain businesses as held for sale in 2002. E.ON therefore also considers these businesses to be discontinued operations. Under U.S. GAAP, results of all such discontinued operations must be shown separately, net of taxes and minority interests, under “(Loss) income from discontinued operations” in E.ON’s Consolidated Statements of Income. For details, see Note 4 of the Notes to Consolidated Financial Statements.

Oil

      VEBA Oel is active in the oil and gas exploration and production, oil processing and marketing and petrochemicals businesses. This includes the production of hydrocarbons, refining of crude oil, production of petrochemicals and the marketing of petroleum products and petrochemicals.

      In July 2001, E.ON and BP entered into an agreement pursuant to which BP agreed to acquire a 51.0 percent stake in VEBA Oel by way of a capital increase. The agreement also provided E.ON with a put option that allowed it to sell the remaining 49.0 percent interest in VEBA Oel to BP at any time from April 1, 2002 for €2.8 billion, subject to certain purchase price adjustments. In December 2001, the German Federal Cartel Office (Bundeskartellamt) cleared the transaction. The capital increase took place in February 2002, giving BP majority control of VEBA Oel as of February 1, 2002. The aggregate consideration paid by BP for the capital increase was approximately €2.9 billion. In addition, €1.9 billion in shareholder loans from the E.ON Group to VEBA Oel were repaid. As of June 30, 2002, E.ON exercised the put option. E.ON has received €2.8 billion for its VEBA Oel shares plus the aforementioned repayment of the shareholder loans. During 2003, E.ON expects the contractual purchase price adjustment to be finalized. The portion of VEBA Oel’s 2002 results included in “Income (loss) from discontinued operations, net” in E.ON’s 2002 Consolidated Statement of Income amounted to €1.8 billion of income. In 2002, VEBA Oel had revenues of €1.7 billion and E.ON realized a gain on the disposal of €1.4 billion. For details, see Note 4 of the Notes to Consolidated Financial Statements.

Distribution/ Logistics

      Stinnes is active in logistics services in the following areas: transportation, chemicals and materials. In transportation logistics, Stinnes operates primarily through Schenker AG, which provides air freight, sea freight, rail and road transportation, comprehensive exhibition logistics and transportation services and logistical services for industry, trade and the public sector. Stinnes also owns the Swedish transportation and logistics company BTL AB. The chemicals logistics services of Stinnes’ subsidiary, Brenntag AG, include the procurement, transport and storage of chemicals, mixing and repackaging into smaller containers and the re-acceptance of empty containers. Brenntag supplements the sale of chemicals with application-specific advice, particularly with respect to specialty chemicals. In the materials business, Stinnes’s subsidiary, Stinnes Interfer AG, procures, processes and distributes a wide variety of steel products as well as industrial minerals (special ores and fillers) and metals and metallurgical products (alloys, alloy briquettes, carborizing agents and pig iron).

      In July 2002, E.ON agreed to sell its 65.4 percent interest in Stinnes to DB in connection with a cash tender offer DB later made to all Stinnes shareholders at a price of €32.75 per share. E.ON received cash proceeds of €1.6 billion upon completion of the tender, and Stinnes was deconsolidated as of September 30, 2002. The portion of Stinnes’s 2002 results included in “Income (loss) from discontinued operations, net” in E.ON’s 2002 Consolidated Statement of Income amounted to €603 million of income. In 2002, Stinnes had revenues of €8.8 billion and E.ON realized a gain on the disposal of €588 million. For details, see Note 4 of the Notes to Consolidated Financial Statements.

Aluminum

      VAW, which became a wholly owned subsidiary of E.ON following the VEBA-VIAG merger, is one of Europe’s major aluminum companies. VAW is active in the production and processing of aluminum into innovative high-quality aluminum products. It focuses its activities on the fabrication of semi-finished and finished products for packaging and for specially selected technical applications in the automotive, printing and construction industries. VAW has four principal business segments: primary materials, rolled products, flexible packaging and automotive products.

      In March 2002, E.ON sold VAW to the Norwegian company Norsk Hydro ASA for the aggregate price of €3.1 billion, including financial liabilities and pension provisions totaling €1.2 billion. The portion of VAW’s 2001 results included in “Income (loss) from discontinued operations, net” in E.ON’s 2001 Consolidated Statement of Income amounted to €274 million of income. The income in 2002 consists of income from discontinued operations of €34 million and E.ON realized a gain on disposal of €893 million. The net gain on disposal of €893 million does not include the reversal of VAW’s negative goodwill of €191 million, as this amount was required to be recognized as income from a change in accounting principles upon adoption of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), on January 1, 2002. For details, see Note 4 of the Notes to Consolidated Financial Statements.

Silicon Wafers

      MEMC is a worldwide manufacturer of silicon wafers for the semiconductor device industry. On September 30, 2001, in accordance with its strategy of disposing of non-core assets, E.ON agreed to sell its 71.8 percent interest in MEMC to Texas Pacific Group, a San Francisco-based financial investor, for a symbolic price, which includes the assumption of shareholder loans made by E.ON. The purchase price may be increased to a maximum of $150 million if MEMC substantially improves its earnings performance in 2002. Final determination of such purchase price increase, if any, is not expected before the second quarter of 2003.

      The transaction was completed on November 13, 2001. The portion of MEMC’s 2001 results included in “Income (loss) from discontinued operations, net” in E.ON’s 2001 Consolidated Statement of Income amounted to €810 million of losses. For details, see Note 4 of the Notes to Consolidated Financial Statements.

Other

      During 2002, Degussa divested several non-core businesses. For details on the dispositions, see “— Chemicals — Acquisitions and Dispositions.” The portion of the results of these divested operations included in “Income (loss) from discontinued operations, net” in E.ON’s 2002 Consolidated Statement of Income amounted to a loss of €84 million in 2002. In 2002, the divested Degussa non-core businesses had revenues of €410 million and E.ON realized an aggregate loss on their disposal of €93 million. For further information, see Note 4 of the Notes to Consolidated Financial Statements.

      In accordance with its strategy of focusing on its core business of residential real estate, Viterra has decided to divest its 100 percent interest in Viterra Energy Services, which provides heat and water submetering services for administrators and owners of residential and commercial property. Viterra currently expects to sell Viterra Energy Services in the course of 2003 and accordingly has classified Viterra Energy Services as an asset held for sale in the Consolidated Financial Statements. In 2002, Viterra Energy Services had revenues of €456 million. For further information, see Note 4 of the Notes to Consolidated Financial Statements.

OPERATING ENVIRONMENT

      As Germany’s fourth-largest industrial group on the basis of market capitalization, all social, political and economic developments and conditions in Germany affect E.ON. Labor costs, corporate taxes and employee benefit expenses in Germany are high and weekly working hours are shorter compared with most other EU member states, the United States and Japan. Nonetheless, many factors, including monetary and political stability, high environmental protection and standards and a well-educated, highly qualified workforce continue to positively affect Germany’s competitive position in world trade.

      By virtue of its operations outside the European Monetary Union (“EMU”), the Group is also subject to the risks normally associated with cross-border business transactions and business activities, particularly those relating to exchange rate fluctuations. In addition, because most of the Group’s operations are based in Europe, both the development of the European market and the entry of certain eastern European countries into the EU will continue to create new opportunities and challenges for E.ON.

ECONOMIC BACKGROUND

Germany

      During 2002, the general economic situation deteriorated worldwide. The German Council of Economic Advisers considers all three major economic areas — the EU, the United States and Japan — to be in a fragile condition. As a consequence of sluggish worldwide economic conditions, German export performance remained weak, hurting the economy. In addition, domestic demand was poor compared to 2001. As a result, the German economy had the worst performance in the Eurozone in 2002. The real gross domestic product rose by only 0.2 percent, compared with an increase of 0.6 percent in 2001. Capital spending by businesses decreased by 6.4 percent, mainly due to a recession in the construction industry, while the level of investment in machinery and equipment fell by 8.4 percent. Other investment — especially in computer software — grew by 2.5 percent. The German economy gained some momentum in the second part of 2002, as consumption and exports increased slightly. A growth rate of 1.0 percent in 2003 is expected by the Council of Economic Advisers.

      Long-term interest rates in the Eurozone decreased by 0.1 percentage points in 2002. In December 2002, the European Central Bank reduced each of its deposit facility and margin lending rates by 0.5 percentage points, to 3.75 percent and 1.75 percent, respectively, noting that it did not believe that the reduction would increase inflationary pressures in the Eurozone.

      Germany’s competitive position in world trade continues to benefit from many factors, including monetary stability, a reputation for quality and recent productivity gains. In 2002, Germany achieved a surplus in export and services in real terms of €97.5 billion, compared with a surplus of €62 billion in 2001. However, the higher surplus resulted from lower imports rather than higher exports. Also, due to weak economic growth and lack of structural reforms, unemployment remained high in Germany in 2002. The reasons for unemployment are predominantly of a structural nature and include, among other factors, extensive regulation of the labor market and high labor costs (compared with the rest of the EU and the United States).

      Both chambers of the German legislature (Bundestag and Bundesrat) approved the Tax Reduction Act (Steuersenkungsgesetz) in July 2000. The Act came into effect on January 1, 2001. The Act provides tax relief for families, private households and businesses. The top marginal income tax rate will be lowered from 53 percent in 1999 to 42 percent by 2005.

      The Tax Reduction Act replaced the corporate imputation system with a classic corporate tax system (Halbeinkünfteverfahren). The 30 percent corporate income tax rate on distributed earnings and the 40 percent corporate income tax rate on non-distributed profits were both reduced to 25 percent. The corporate income tax liability remains subject to a solidarity surcharge of 5.5 percent.

      On February 21, 2003, the Reduction of Tax Benefits and Exemptions Act (Steuervergünstigungsabbaugesetz) passed the Bundestag. If enacted in its current form, the Reduction of Tax Benefits and Exemptions

Act would introduce a number of changes that could adversely affect E.ON. These changes include, inter alia, a limitation on the use of loss carryforwards. Under the current proposal, only loss carryforwards of up to €100,000 would be deductible from profits without limitation. Loss carryforwards exceeding €100,000 could only be used to offset half of a taxpayer’s annual profits. In addition, the corporate income tax credit that reflects the rate differential between distributed and retained earnings under the former corporate imputation system and was granted to corporations with such retained earnings in an amount equal to 1/6 of each dividend distribution for a transitional period, would be limited for each year to 1/14 of the aggregate amount of corporate income tax credits available to such corporations on December 31, 2002. Furthermore, taxpayers would no longer be allowed to use the so-called LIFO method (last-in, first-out) to evaluate similar assets of inventory, with the exception of non-iron metals. The option to set-up provisions for expenses regarding work-related anniversaries would also be abolished. Finally, the basic subsidy for the construction or purchase of a house or apartment used for the taxpayer’s own living purposes (Eigenheimzulage) would be significantly reduced. This tax reform legislation still requires the approval of the Bundesrat to become effective. The opposition parties, which hold the majority in the Bundesrat, have already announced that they will not approve the legislative proposal in its current form. It is therefore currently impossible to predict whether (or in what form) the Reduction of Tax Benefits and Exemptions Act will pass into law.

      The Flood Victims Solidarity Act (Flutopfersolidaritätsgesetz), passed in response to severe flooding in Germany during the summer of 2002, increased Germany’s corporate tax rate to 26.5 percent for 2003 only.

      In 1999, the German legislature introduced an environmental tax reform. The introductory step, which took effect as of April 1, 1999, introduced a new tax on electricity consumption of 1.02 €cent per kWh and an increase in tax rates of 3.07 €cent per liter for gasoline, 2.05 €cent per liter for heating oil and 0.16 €cent per kWh for natural gas. These energy tax revenues are used to reduce the contribution rate for the government social security pension system. In November 1999, a second step introduced a yearly increase of 3.07 €cent per liter of gasoline and 0.26 €cent per kWh of electricity for the years 2000 to 2003. Accordingly, as of each of January 1, 2000, January 1, 2001, January 1, 2002, and January 1, 2003, the tax on gasoline rose by 3.07 €cent per liter and the tax on electricity by 0.26 €cent per kWh. In addition, the environmental tax reform includes an indirect tax preference for low sulfur gasoline from November 2001. A special tax on heavy fuel oil used for power generation was abolished and all uses are now taxed at €25.0 per ton. In 2002, the German legislature revised the exemption policy for industry. The compensation mechanism in which the burden of the higher energy tax is almost compensated by lower contributions to the social security system has been changed by using more actual figures for calculating the relief from lower social security rates. As a result, E.ON expects no material impact from the higher energy tax. The legislature also increased the reduced tax rates from 20 percent to 60 percent of the normal rate. It increased the tax rates for natural gas for heating purpose by 58 percent to €5.5 per MWh. These changes, including other measures, are expected to result in an additional burden for the industry of approximately €1.6 billion in 2003. For additional information on the tax regime applicable to German corporations, see “Item 10. Additional Information — Taxation — Taxation of German Corporations.”

      The power industry and the German government have now reached an agreement to phase out nuclear energy which has been passed into law and is expected to take effect shortly (see “— Business Overview — E.ON Energie”).

Europe

      In 1992, the twelve original members of the former European Economic Community signed the Treaty on European Union (the “Treaty”), a significant step toward creating a single integrated market. The Treaty provided a working program for European integration, including the coordination of economic policies of the EU countries and preparations for the introduction of a single currency. On January 1, 1999, Germany, Spain, France, Ireland, Italy, Luxembourg, the Netherlands, Austria, Portugal and Finland (the “participating countries”) adopted the euro as their single currency through the EMU, with fixed exchange rates for the participating currencies (the “legacy currencies”) against the euro. In the beginning of 2001, Greece also joined the EMU, becoming a participating country. On January 1, 2002, the euro became the official legal tender for cash transactions in all participating countries. The legacy currencies have been withdrawn from circulation. Not all

EU member states participate in the EMU. The United Kingdom, Sweden and Denmark chose not to be initial participants in the euro.

      Since the ratification of the Treaty, the EU has been enlarged from 12 to 15 member states, with the entry of Austria, Finland and Sweden in January 1995. It is now facing another possible enlargement to include several additional European countries, primarily East European countries. In 1997, the EU signed accession agreements with six applicant countries: Cyprus, the Czech Republic, Estonia, Hungary, Poland and Slovenia. The agreements provide for the entry into the EU of the relevant applicant, provided that the candidate-specific accession criteria are met. In early 2000, the EU started the accession process with another six countries — Bulgaria, Latvia, Lithuania, Malta, Romania and Slovakia. Turkey also reached the status of an accessing country. On December 15, 2002, the European Council in Copenhagen invited Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia, and Slovenia to join the European Union as of May 1, 2004. Before these countries are able to join the EU, significant institutional reform within the current 15 EU member states will be necessary to enable the EU to integrate the new members. To date, the EU intergovernmental conference has not finalized a draft treaty on the necessary institutional reforms within the framework of an European Constitution. A draft is expected to be discussed within the EU during 2003.

U.K.

      In the United Kingdom, the economy weathered the general global downturn relatively well in 2002. Due to strong household demand, low interest rates and growing public expenditures, the British economy performed well above the European average. Monetary and fiscal policy provided a stable macroeconomic environment, so that prospects for 2003 are quite good. The U.K. economy is expected to have grown at a rate of 1.6 percent in 2002 in real terms according to the Council of Economic Advisers. This is expected to accelerate to a growth rate of 2.4 percent in 2003. Inflation in 2002 was 1.6 percent.

U.S.

      The economic recovery in the United States has been somewhat uneven. Although private investment was again weak in 2002, economic growth was fueled by strong government and private household demand. An expected turnaround in business capital investment has not yet materialized. However, interest rates remained low, supporting growth. The U.S. achieved a real growth rate of 2.4 percent in 2002, with a slight increase to 2.6 percent expected in 2003 according to the Council of Economic Advisers. Inflation remained under control, with an annual rate for 2002 of 1.6 percent.

RISK MANAGEMENT

      While E.ON’s divisions have varying degrees of international activities and varying exposures to fluctuations in exchange rates, on an overall basis E.ON has certain exposures to fluctuations between the euro and the other major world currencies that it seeks to manage through hedging activities. Foreign exchange rate risk management, along with liquidity management and interest rate risk management, is generally centralized on a Group-wide basis and is the responsibility of the Group treasury. With E.ON AG’s approval, the currency and interest rate risks of Group companies are also hedged with external banks or with Group treasury in conformity with E.ON’s financial guidelines. E.ON only uses interest rate and currency derivatives to hedge its risk positions deriving from underlying business transactions, and E.ON continually assesses its exposure to these risks resulting from the underlying exposures and the results of hedging transactions. Moreover, E.ON is exposed to risks from fluctuations in the prices of commodities and raw materials. The E.ON Energie and Powergen divisions also engage in the trading of energy-related commodity derivatives, subject to guidelines for risk management. For a more detailed discussion of the current exchange rate, interest rate and commodity price risk exposures and risk management policies of the Group, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Exchange Rate Exposure and Currency Risk Management,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Notes 29 and 30 of the Notes to Consolidated Financial Statements.

ENVIRONMENTAL MATTERS

      E.ON is subject to numerous national and local environmental laws and regulations concerning its operations, products and other activities in the various jurisdictions in which it operates. Although E.ON believes that its domestic and international production facilities and operations are currently in material compliance with the laws and regulations with respect to environmental matters, such laws and regulations could require E.ON to take future action to remediate the effects on the environment of prior disposal or release of substances or waste. Such laws and regulations could apply to various sites, including power plants, chemicals plants, waste disposal sites and chemicals warehouses. Such laws and regulations could also require E.ON to install additional controls for certain of its emission sources or undertake changes in its operations in future years. For greater detail on the application of environmental laws and regulations to E.ON’s operations, see “— Environmental Matters” under “— Business Overview — E.ON Energie,” “— Business Overview — Powergen” and “— Business Overview — Chemicals” above. E.ON has established and continues to establish accruals for environmental liabilities where it is probable that a liability will be incurred and the amount of liability can be reasonably estimated. The provisions made are considered to be sufficient for known requirements. E.ON adjusts accruals as new remediation commitments are made and as information becomes available which changes estimates previously made.

      The extent and cost of future environmental restoration and remediation programs are inherently difficult to estimate. They depend on the magnitude of any possible contamination, the timing and extent of corrective actions required and E.ON’s share of liability relative to that of other responsible parties.

      Any failure to comply with present or future environmental laws or regulations could result in the imposition of fines, suspension of operations or production or alteration of production processes. Such laws or regulations could also require acquisition of expensive remediation equipment or other expenditures to comply with environmental regulation.

ORGANIZATIONAL STRUCTURE

      E.ON AG is the Group’s Düsseldorf-based management holding company. E.ON AG provides strategic management for Group companies and coordinates Group activities. E.ON AG also provides centralized controlling, treasury, risk management (including hedging) and service functions to Group members, as well as communications, capital markets and investor relations functions. The Group’s operating activities are organized into business divisions, each of which is responsible for managing its own day-to-day business. The following table sets forth certain information about each of the subsidiaries which served as a parent or co-parent company of an E.ON business division as of December 31, 2002:

		Percentage
	Country of	Ownership Interest	Percentage Voting
Name of Subsidiary	Incorporation	held by E.ON	Interest held by E.ON

E.ON Energie AG (energy)	Germany	100.0%	100.0%
Powergen Limited (energy)	U.K	100.0%	100.0%
Degussa AG (chemicals)	Germany	64.56% (1)	64.56% (1)
Viterra AG (real estate)	Germany	100.0%	100.0%

(1)	Ownership and voting interest reduced to 46.5 percent as a result of the transaction with RAG in February 2003. For more information, see “— History and Development of the Company — Ruhrgas.”

PROPERTY, PLANTS AND EQUIPMENT

GENERAL

      The Company owns most of its production facilities and other properties. Some of E.ON’s facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2002, the total amount of indebtedness secured by these facilities was approximately €5.9 billion, €1.8 billion of which was secured by property owned by Viterra. E.ON believes that the Group’s principal production facilities and other significant properties are in good condition and that they are adequate to meet the needs of the E.ON Group. In 2001, E.ON moved to its new headquarters located at E.ON-Platz 1, D-40479 Düsseldorf, Germany. E.ON owns its headquarters.

PRODUCTION FACILITIES

          E.ON Energie

      E.ON Energie produces electricity at jointly and wholly owned power plants. Its power generation facilities have a total installed capacity of approximately 50,200 MW, E.ON Energie’s attributable share of which is approximately 34,100 MW (not including mothballed, shut down and reduced power plants). Electricity is transmitted to purchasers by means of high-voltage transmission lines and underground cables owned by E.ON Energie. For further details, see “— Business Overview — E.ON Energie.” E.ON Energie believes that its power plants are in good operating condition and that its machinery and equipment have been well maintained. E.ON Energie’s base load nuclear power plants operated at approximately 87.3 percent of available capacity in 2002. E.ON Energie believes that average utilization data calculated on the basis of all of its international and German power stations would not reflect differences between base load and peak load requirements or differential costs of generation and would therefore dilute the significance of such a measure.

          Powergen

      Powergen produces electricity at jointly and wholly owned power plants. Its power generation facilities have a total installed capacity of approximately 24,300 MW, Powergen’s attributable share of which is approximately 20,200 MW (not including mothballed and shutdown power plants). Electricity is transmitted to purchasers by means of the National Grid transmission network in the U.K. and LG&E Energy’s transmission network (operated by MISO) in the U.S. For further details, see “— Business Overview — Powergen.” Powergen believes that its power plants are in good operating condition and that its machinery and equipment have been well maintained. Powergen’s power plants operated at approximately 50 percent of theoretical capacity in the U.K. and 58 percent of theoretical capacity in the U.S. in 2002. This average utilization is calculated for all U.K. and U.S. power stations and does not reflect differences between base load and peak load power stations.

          Chemicals

      On a global basis, Degussa operates 62 major production plants, the locations of which are as follows:

Germany	Marl, Krefeld, Darmstadt, Trostberg, Essen, Lülsdorf, Worms, Kalscheuren, Augsburg, Oldenburg, Pullach, Rheinfelden, Hanau-Wolfgang and Wesseling
Europe	Malmö, Sweden; Weissenstein, Austria; Schaffhausen, Switzerland; Antwerp, Belgium; Botlek, the Netherlands; Rotterdam, the Netherlands; Ambès, France; Ham, France; Baupte, France; Ravenna, Italy; Treviso, Italy; Rubi, Spain; Sines, Portugal; Knottingly, U.K.; Seal Sands, U.K.; Jaslo, Poland; Perm, Russia; Slovenska Lupca, Slovakia; Chrudim, Czech Republic and Istanbul, Turkey
Brazil	Barra do Riacho; Sao Paulo
United States and Canada	Mobile, Alabama; Hopewell, Virginia; Greensboro, North Carolina; Cincinnati, Ohio; Elyria, Ohio; Amherst, New York; Philadelphia, Pennsylvania; Chester, Pennsylvania; Mapleton, Illinois; Shakopee, Minnesota; Janesville, Wisconsin; Jayhawk, Kansas; Piscataway, New Jersey and Edmonton, Canada
Africa	Port Elizabeth, South Africa; Fez, Morocco
Asia	Yokkaichi, Japan; Nanning, China; Qingdao, China; Shanghai, China; Yosu, South-Korea; Ta Yuan, Taiwan; Maptaphut, Thailand; Gajraula, India; Bekasi, Indonesia
Oceania	Dandenong, Australia; Morrinsville, New Zealand

      Degussa believes that its production facilities are in good operating condition and that its machinery and equipment have been well maintained.

          Real Estate

      Viterra owns approximately 165,000 housing units and approximately 90 commercial properties. See “— Business Overview — Real Estate” for further information. No single property is material to the E.ON Group.

INTERNAL CONTROLS

      E.ON’s own financial controls indicate that E.ON is organized, and will continue to be operated, in a financially sound manner. E.ON’s internal controls and procedures are integrated with its firm-wide risk management system. E.ON’s integrated risk management and internal controls system has the following key elements: the planning and controlling process, the reporting structure, E.ON Group-wide guidelines, internal control and monitoring by E.ON’s Management Board and Supervisory Board, the internal auditing process and the risk reporting system.

      E.ON’s control systems and procedures are used to monitor the Company’s investments, obligations, commitments and operations. The internal control system is not restricted to identifying and monitoring balance sheet items, but also identifies and monitors off-balance sheet transactions. The formation of corporate or other business entities to hold, control or own any investment, asset or liability would also be controlled by the process to manage the risks associated therewith.

      E.ON believes that appropriate internal controls are in place to provide material information to E.ON’s management with regard to E.ON’s operations, financial practices and corporate structure. In addition, E.ON believes that its internal controls work effectively to assure that material information is recorded, accounted for and disclosed appropriately and in accordance with applicable law.

      As a result of the listing of its ADRs on the NYSE, E.ON is also subject to the listing requirements of the NYSE and the U.S. federal securities laws, including the U.S. Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the rules and regulations thereunder. For more information on E.ON’s compliance with these requirements, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance” and “Item 15. Controls and Procedures.”

Item 5.     Operating and Financial Review and Prospects.

OVERVIEW

      On June 16, 2000, the Company completed the merger between VEBA and VIAG. VIAG was one of Germany’s largest corporate groups, operating in five core businesses, classified in two main categories: energy and telecommunications (services) and chemicals, packaging and aluminum (innovative industries). VIAG’s divisions were Bayernwerk for the energy business, SKW Trostberg for the chemicals business, VIAG Telecom for the telecommunications business, VAW for the aluminum business and Schmalbach-Lubeca AG and Gerresheimer Glas AG (“Gerresheimer Glas”) for the packaging business.

      The VEBA-VIAG merger was accounted for under the purchase method of accounting. The merger was completed on a step by step basis. The first step was the acquisition from the Free State of Bavaria on October 7, 1999 of a total of 10 percent of VIAG’s shares at €23.00 per share, for an aggregate purchase price of €1,592 million. The second step was the acquisition of the remaining 90 percent of VIAG’s shares using the share exchange ratio of one VEBA share for 2.5 VIAG shares, resulting in the issuance of 249,113,480 new Ordinary Shares for an aggregate purchase price of €9,271 million. The total purchase price amounted to €10,920 million, including acquisition costs of €57 million. The difference of €340 million between the purchase price of the acquired net assets and their fair values as of June 30, 2000 was capitalized as goodwill. The operations of VIAG are therefore included in E.ON’s financial data beginning as of July 1, 2000. For more information on the VEBA-

VIAG merger, see “Item 4. Information on the Company — History and Development of the Company — VEBA-VIAG Merger” and Note 4 of the Notes to Consolidated Financial Statements.

      Following the VEBA-VIAG merger, E.ON subsidiaries PreussenElektra and Bayernwerk merged to form the new E.ON Energie on July 14, 2000. E.ON acquired the remaining 2.46 percent of E.ON Energie held by former shareholders of Bayernwerk AG in September 2000 through the issuance of 11,387,615 Ordinary Shares, for a purchase price of €686 million. This acquisition was accounted for under the purchase method. The amount of €548 million was recorded as goodwill. On February 9, 2001, E.ON subsidiaries Degussa-Hüls and SKW Trostberg merged to form the new Degussa. More information about these mergers can be found in “Item 4. Information on the Company — Business Overview — E.ON Energie — Overview” and “— Business Overview — Chemicals — Overview.”

      In July 2002, E.ON acquired 100 percent of the issued share capital of Powergen, an integrated international utility business based in London and Coventry/ England, for total cash consideration of €7.6 billion (net of €0.2 billion of cash acquired) and the assumption of €7.4 billion of debt. The acquisition was accounted for under the purchase method and goodwill in the amount of €8.9 billion resulted from the purchase price allocation. A subsequent impairment charge reduced this amount to €6.5 billion. For more information on this charge, see “— Results of Operations — Powergen.” The operations of Powergen are reflected in the Powergen business segment from July 1, 2002. Additional information on the Powergen acquisition can be found in “Item 4. Information on the Company — History and Development of the Company — Powergen Acquisition” and “— Business Overview — Powergen.”

      E.ON participates in a number of different businesses. E.ON operates in the continental European energy business through E.ON Energie, in the U.K. and U.S. energy businesses through Powergen, in the chemicals business through Degussa and in the real estate business through Viterra. The E.ON Group also has minority participations in numerous companies, particularly in the E.ON Energie division, which are classified as associated companies. Income from these participations is reflected in the income statement as income from equity interests and is generally included in internal operating profit. Management views these associated companies as an integral part of the operations of E.ON. Beginning as of January 1, 2002, E.ON is reporting the results of its two remaining equity interests in telecommunications companies under “Holding/other.” For more information, see “Item 4. Business Overview — Introduction.” In line with its objective to focus on energy as its core business, E.ON has sold or classified as discontinued the operations of its former silicon wafer, aluminum, oil and distribution/logistics business segments, as well as certain components of its chemicals and real estate business segments. For additional information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations” and “— Acquisitions and Dispositions.”

ACQUISITIONS AND DISPOSITIONS

      The following discussion summarizes each of the principal acquisitions and dispositions made by E.ON since January 1, 2000, and is organized by business segment. For information on the accounting treatment of these transactions, see Note 4 of the Notes to Consolidated Financial Statements. For information on E.ON AG’s acquisition of Powergen in 2002 and Ruhrgas in 2003, as well as its expected disposition of Degussa, see “Item 4. Information on the Company — History and Development of the Company — Powergen Acquisition” and “— History and Development of the Company — Ruhrgas.”

      E.ON Energie. On January 10, 2000, E.ON Energie acquired 87.4 percent of the shares of EZH, the Dutch energy utility. E.ON Energie purchased the remaining 12.6 percent of EZH on January 27, 2000. The total purchase price for these purchases was €1,082 million. The acquisition was accounted for using the purchase method of accounting and the purchase price allocation resulted in goodwill of €590 million. EZH’s results for the entire 2000 financial year and all subsequent periods have been included in the Consolidated Financial Statements. Following completion of the acquisition, EZH was renamed E.ON Benelux Generation.

      As of October 31, 2000, E.ON Energie sold its 18.5 percent shareholding in VEW to RWE. In return, E.ON Energie’s majority-owned subsidiary Thüga acquired RWE’s 11.95 percent shareholding in Gasag and E.ON

Energie acquired a 28.1 percent shareholding in Gelsenwasser, thereby increasing the Group’s holdings in Gasag to 24.9 percent and those in Gelsenwasser to 80.5 percent.

      During the first part of 2001, E.ON Energie acquired a controlling interest in Sydkraft, a Swedish energy group, in a series of transactions. As a result of these transactions, for which E.ON Energie paid an aggregate of €1.7 billion, E.ON Energie owned 60.8 percent of Sydkraft, and fully consolidated Sydkraft in the Consolidated Financial Statements effective as of May 1, 2001. The purchase price allocation resulted in no goodwill being recorded. In October 2001, the Company concluded a put option agreement which allows a minority shareholder of Sydkraft to sell any or all of its shares to E.ON Energie at any time through December 15, 2005. The consideration payable by E.ON Energie upon the exercise of this option in full is approximately €2 billion.

      In June 2001, E.ON Energie acquired an additional 61.85 percent interest in Hein Gas for €514 million, raising its total ownership interest to 89.9 percent. E.ON therefore fully consolidated Hein Gas effective June 1, 2001. The purchase price allocation resulted in goodwill of €74 million.

      During 2001, E.ON, in compliance with conditions imposed in connection with the antitrust approval for the VEBA-VIAG merger, sold investments in LAUBAG, VEAG, BEWAG and HEW which were owned by VEBA and/or VIAG prior to the merger. LAUBAG and VEAG were sold on May 16, 2001 for an aggregate of €837 million, resulting in a €1 million loss. BEWAG was sold on May 16, 2001 for €1,394 million, resulting in a gain of €63 million. HEW was sold on May 17, 2001 for €419 million, resulting in a gain of €63 million.

      In 2002, E.ON Energie acquired new interests or increased its existing shareholdings in a number of entities. The aggregate consideration paid for the following 2002 acquisitions totaled €3,449 million, and the related purchase price allocations resulted in aggregate goodwill of €1,425 million, of which €1,003 million is based on preliminary allocations as of December 31, 2002.

•	In January and April, E.ON Energie acquired a majority interest in the Finnish energy utility company Espoon Sähkö. Espoon Sähkö was fully consolidated as of April 1, 2002. As of December 31, 2002, E.ON Energie held an interest of 65.6 percent in Espoon Sähko.

•	In May, E.ON Energie increased its 46 percent interest in EAM, a regional utility based in Kassel, Germany, to a majority interest. E.ON Energie fully consolidated EAM as of June 1, 2002. As of December 31, 2002, E.ON Energie held 73.3 percent of EAM.

•	In June, E.ON Energie purchased a 100 percent interest in EWB from the Finnish utility Fortum. EWB is a holding company with a 100 percent ownership interest in EWW, a regional utility in Hameln, Germany. Both companies were fully consolidated as of July 1, 2002.

•	In July, E.ON Energie acquired an additional 30.1 percent interest in EMR, a regional utility in Herford, Germany, from municipal shareholders, giving E.ON Energie a total interest in EMR of 55.2 percent. EMR was fully consolidated as of August 1, 2002.

•	In August, E.ON Energie acquired an additional 25.1 percent interest in Thüga from Bayerische Landesbank, thus raising its interest in Thüga, which was already fully consolidated, to 87.1 percent.

•	In September, E.ON Energie acquired a 49 percent interest in ZSE, the largest regional utility company in Slovakia. ZSE is accounted for under the equity method.

•	In November, E.ON Energie acquired an additional 62.9 percent interest in ÉDÁSZ, a regional Hungarian utility, thereby increasing its stake in ÉDÁSZ to 90.6 percent. ÉDÁSZ was fully consolidated effective December 1, 2002.

      In 2002, E.ON Energie divested the following shareholdings, receiving total consideration of €940 million and realizing an aggregate net gain on these sales of €341 million.

•	In January, E.ON and E.ON Energie sold their indirect shareholdings of 6.5 percent each in STEAG, a German independent power producer to RAG.

•	In March 2002, E.ON Energie reduced its shareholding in Sydkraft by transferring 5.8 percent of its interest to Statkraft.

•	In July, E.ON Energie disposed of its entire 24.5 percent interest in Watt AG, a Swiss utility, to Nordostschweizerische Kraftwerke AG.

      At December 31, 2002, E.ON Energie had outstanding obligations arising under put options held by third parties that would require it to pay a total of approximately €3.2 billion if all such options were exercised. Approximately €2 billion of the total relates to the put option for Sydkraft.

      Powergen. On October 21, 2002, Powergen acquired the U.K. based retail business of the TXU Group along with three coal-fired generation plants and certain gas supply contracts, for total cash consideration of €2.1 billion, net of €0.1 billion of cash acquired. Powergen also funded working capital associated with these businesses of €0.4 billion. Goodwill of €2.3 billion resulted from the purchase price allocation.

      In October 2002, Powergen acquired the remaining 50.0 percent interest in its former joint venture Powergen Renewables Holdings Limited (“Powergen Renewables”) for €92 million and subsequently holds 100 percent of Powergen Renewables. In addition, Powergen assumed €57 million of debt. Total goodwill of €64 million was recorded in the purchase price allocation.

      On November 8, 2002, in accordance with Powergen’s strategy to focus on the core U.K. and U.S. markets, Powergen reached agreements to sell its 20 percent share in certain joint venture companies holding interests in independent power projects in India, Australia and Thailand. The sale of the interest in Thailand closed in January 2003 for proceeds of €5 million. The sales of the remaining joint ventures are expected to close later in 2003.

      Chemicals. In the second half of 2000, E.ON proposed to merge Degussa-Hüls (in which it held 64.74 percent) and SKW Trostberg (in which it had acquired a 63.92 percent interest in the VEBA-VIAG merger) into a new entity called “Degussa AG.” The merger, in which Degussa-Hüls acted as the acquirer for accounting purposes, was approved by the shareholders of Degussa-Hüls and SKW Trostberg in October 2000, cleared by the EU antitrust authorities in early 2001 and became effective upon its entry into the commercial register on February 9, 2001. The transaction was effected through an exchange of shares using the following exchange ratios: one new Degussa AG share for one Degussa-Hüls AG share and five new Degussa AG shares for 22 SKW Trostberg shares. This share exchange resulted in E.ON holding a 64.55 percent ownership interest in Degussa AG. E.ON accounted for the merger as a transaction between entities under common control, and therefore no fair value adjustments to E.ON’s interest in SKW Trostberg were made; however the interest of the public shareholders of SKW Trostberg was recorded at its fair value. As a result of this merger, E.ON recognized a Staff Accounting Bulletin 51 gain of €184 million which represents the difference between E.ON’s net investment basis in the newly formed Degussa AG and its old basis in Degussa-Hüls and SKW Trostberg prior to the merger.

      In December 2000, Degussa purchased 19.6 percent of Laporte, a specialty chemicals company, for €434 million. During the first half of 2001, Degussa acquired the remaining 80.4 percent of Laporte through a public tender offer for consideration of €1.8 billion. Laporte was fully consolidated as of March 31, 2001. The Laporte acquisition was accounted for using the purchase method. The purchase price accounting was finalized in March 2002 and resulted in goodwill of €1.1 billion.

      In 2001 and 2002, Degussa disposed of a number of non-core businesses. In April 2001, Degussa sold Phenolchemie GmbH & Co. KG to the British Ineos group for €322 million, net of debt assumed of €66 million. In August 2001, Degussa sold the activities of dmc2 Degussa Metals Catalysts Cerdec AG (“dmc2”) to OM Group, Inc. of the U.S. for €1.2 billion. In October 2001, Degussa sold ASTA Medica’s oncology business to Baxter Healthcare S.A., a Swiss subsidiary of the U.S.-based company Baxter International, for €525 million. In October 2001, Degussa sold the Degussa Dental Group to the U.S. company Dentsply International Inc. for €576 million, including the assumption of €27 million in debt. These transactions resulted in a net gain of €530 million, which was recorded as income from continuing operations in the Consolidated Statement of Income for 2001. Degussa’s dispositions of certain non-core businesses in 2002 qualified for discontinued operations accounting under SFAS 144, which E.ON adopted on January 1, 2002. For further information, see “— Discontinued Operations”.

      Real Estate. On January 1, 2002 Viterra acquired a 86.3 percent interest in FSG for a total purchase price of €312 million, including cash acquired of €39 million. FSG was fully consolidated effective January 1, 2002.

After selling a 0.2 percent shareholding to a third party investor in December 2002, Viterra acquired an additional 13.7 percent interest in FSG for a purchase price of approximately €49 million in January 2003. No goodwill resulted from the purchase price allocation for either transaction.

      Others. E.ON Telecom’s 51.25 percent subsidiary VR Telecommunications GmbH & Co. sold its 60.25 percent stake in E-Plus Mobilfunk GmbH (“E-Plus”) to BellSouth on February 10, 2000. The total sale price was €7.4 billion plus the repayment of shareholder loans in the amount of €1 billion. E.ON’s share of both of these amounts was 51.25 percent. On March 28, 2000, the former VEBA Telecom (later renamed E.ON Telecom) sold its 32 percent share in Cablecom Holding AG to NTL Inc. for €851 million.

      On July 3, 2000, E.ON sold its 71.9 percent stake in Gerresheimer Glas, a glass business that was formerly part of the VIAG Group, to Investcorp and Chase Capital Partners. No gain or loss was recognized on the sale, as Gerresheimer Glas AG was accounted for as a business held for sale in the VEBA-VIAG merger.

      Schmalbach-Lubeca is a packaging business that was formerly 59.8 percent owned by the VIAG Group. In August 2000, AV Packaging, at that time a 100 percent subsidiary of E.ON, made a tender offer to Schmalbach-Lubeca’s minority shareholders which resulted in the tender of an aggregate 37.4 percent stake in Schmalbach-Lubeca. On August 30, 2000, AV Packaging increased its capital via the transfer of E.ON’s 59.8 percent share in Schmalbach-Lubeca, and on September 30, 2000, AV Packaging further increased its capital via a cash contribution by Allianz Capital Partners GmbH, following which the tender was completed. After completion of a statutory squeeze-out of the remaining minority shareholders in 2002, AV Packaging, a 49-51 joint venture of E.ON and Allianz Capital Partners, holds a 100 percent stake in Schmalbach-Lubeca. Schmalbach-Lubeca’s revenues are included in the Company’s consolidated results of operations from July 1 to September 30, 2000, after which Schmalbach-Lubeca was accounted for under the equity method indirectly through AV Packaging until its disposition in December 2002.

      As of October 1, 2000, E.ON sold the operating entities of VEBA Electronics to a consortium of buyers consisting of Arrow Electronics, Melville, Avnet, Phoenix and Schroder Ventures. The purchase price, including the transfer of shareholder loans, amounted to €2.6 billion. A gain of €44 million was recorded upon the sale. VEBA Electronics is included in the Consolidated Financial Statements through September 30, 2000.

      On November 10, 2000, VIAG Telecom sold its 42.5 percent share in Orange Communications SA (“Orange Communications”) to France Telecom for aggregate consideration of approximately €1.8 billion, including the repayment of approximately €460 million in shareholder loans previously extended by E.ON to Orange Communications. The total amount of the shareholder loans and one fourth of the remaining consideration was payable in cash. The remaining three fourths of the selling price were paid for via the issuance of 102,675,638 shares in Orange S.A., the mobile business unit of France Telecom. The first official trading day of Orange S.A. stock was February 13, 2001. In connection with its receipt of these shares, E.ON entered into a lock-up agreement with France Telecom which excluded any sale of the Orange S.A. shares prior to February 26, 2002. In addition, France Telecom granted E.ON a put option allowing E.ON to sell the Orange S.A. shares to France Telecom on January 29, 2002 at a strike price of €9.00 per share and E.ON granted France Telecom a call option at a strike price of €11.00 per share that was exercisable on February 26, 2002. The sale of the stake in Orange Communications did not result in a significant gain, as it was accounted for at its fair value as part of the VEBA-VIAG merger.

      In December 2000, Stinnes acquired 99.41 percent of the shares of the publicly traded Dutch chemicals distributor HCI through a cash tender offer to HCI’s shareholders, with the total purchase price amounting to €293 million. The acquisition has been accounted for under the purchase method and resulted in goodwill of €185 million. HCI was fully consolidated effective December 1, 2000.

      In January 2001, E.ON sold its 45 percent share in VIAG Interkom to British Telecommunications plc (“BT”) in accordance with the terms of an existing option agreement between the two parties. The cash consideration paid by BT totalled €7.25 billion, with BT also repaying €4.2 billion in shareholder loans. A gain of €110 million was recognized on the sale, as the book value of VIAG Interkom had been increased to its fair value at the time of the VEBA-VIAG merger.

      In October 2001, Klöckner’s multi-metal distribution business was sold to Balli Group plc (94.5 percent) and to Westdeutsche Landesbank Girozentrale (5.5 percent) for €1.1 billion. The purchase price included the assumption of debt and pension provisions of approximately €800 million, with the remainder being paid in cash. A gain of approximately €140 million was recognized on the sale.

      In January 2002, E.ON and France Telecom amended their agreement regarding the Orange S.A. shares. The strike price of the put option which France Telecom granted to E.ON was changed to €9.25 per share and the strike price of the call option E.ON granted to France Telecom was changed to €11.25 per share. The exercise dates for the respective options were also extended. E.ON exercised its amended put option on June 5, 2002, selling all 102,675,638 Orange S.A. shares to France Telecom for €9.25 per share, thereby receiving total consideration of approximately €950 million. E.ON realized a loss of €103 million on the transaction.

      In July 2002, Schmalbach-Lubeca sold its PET and White Cap business units to Amcor, an Australian packaging manufacturer, for approximately €1.8 billion. In December 2002, AV Packaging sold Schmalbach-Lubeca to Ball Corporation, a U.S. based packaging manufacturer, for €1.2 billion. In 2002, E.ON recorded income from its equity investment in AV Packaging of approximately €558 million, resulting from gains on these transactions.

      In January 2003, E.ON entered into an agreement to sell its 15.9 percent shareholding in Bouygues Telecom to the Bouygues Group for a total of approximately €1.1 billion. The disposition will occur in two tranches. In the first step, the Bouygues Group agreed to acquire a 5.8 percent stake in Bouygues Telecom (including approximately €60 million in shareholder loans) from E.ON for approximately €400 million. The second step involves parallel put and call options for the 10.1 percent interest, plus approximately €80 million in shareholder loans that E.ON will retain after the closing of the first step. Bouygues has a call option to buy the interest from E.ON between April 2003 and October 2005 and E.ON has a put option to sell this interest to Bouygues between October 2005 and February 2007. The exercise price of both the put and call options is approximately €670 million plus accrued interest over the period from the date of the completion of the first step through the exercise of the option. E.ON realized a gain of approximately €300 million on the divestment of the first tranche of Bouygues Telecom shares, which occurred on March 5, 2003.

      Discontinued Operations. Consistent with its plans to focus on its energy business, E.ON disposed of a number of its non-core divisions and businesses during 2001 and 2002. As a result of the 2001 divestitures, the Company’s former silicon wafer and aluminum business segments were accounted for as discontinued operations in accordance with Accounting Principles Bulletin No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, (“APB 30”). On January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”), which requires it to account for disposals of a “component” of a segment as discontinued operations, thereby reducing the threshold needed for a particular divestiture to result in discontinued operations treatment. In 2002, E.ON discontinued the operations of its former oil and distribution/logistics business segments, following its disposal of VEBA Oel and Stinnes. In addition, certain operations in the chemical and real estate business segments have either been disposed of or have been classified as held for sale and, as such, these “components” are also accounted for as discontinued operations. These transactions are summarized below.

      On September 30, 2001, E.ON entered into an agreement for the sale of MEMC, its former silicon wafer division to TPG Partners III. In November 2001, E.ON sold both its 71.8 percent interest in the silicon wafer division and its shareholder loans for a symbolic purchase price of $6. The disposal of the silicon wafer division resulted in a loss from discontinued operations net of income taxes and minority interests of €810 million in 2001 and income from discontinued operations net of income taxes and minority interests of €6 million in 2000. The loss in 2001 includes a €990 million loss on disposition. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Silicon Wafers.”

      On January 6, 2002, E.ON entered into an agreement to sell its 100 percent stake in its former aluminum division VAW to Norsk Hydro ASA for €3.1 billion. The results of the ongoing operations of VAW up to the date of disposal and the €893 million gain realized by E.ON on its disposal are reported in “Income (loss) from discontinued operations, net” in the Consolidated Statements of Income. The income from discontinued

operations net of income taxes related to VAW totalled €927 million, €274 million and €114 million in 2002, 2001 and 2000, respectively. The net gain on disposal of €893 million does not include the reversal of VAW’s negative goodwill of €191 million, as this amount was required to be recognized as income from a change in accounting principles upon the adoption of SFAS 142 on January 1, 2002. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Aluminum.”

      In July 2001, E.ON and BP entered into an agreement pursuant to which BP agreed to acquire a 51 percent stake in VEBA Oel by way of a capital increase. The agreement also provided E.ON with a put option that allowed it to sell its remaining 49 percent interest in VEBA Oel to BP at any time from April 1, 2002 for an exercise price of €2.8 billion, subject to certain purchase price adjustments. The capital increase took place in February 2002, giving BP majority control of VEBA Oel as of February 1, 2002. E.ON exercised its put option effective June 30, 2002. E.ON received proceeds of €2.8 billion for its VEBA Oel shares. In addition, €1.9 billion in shareholder loans made previously by the E.ON Group to VEBA Oel were repaid. During 2003, E.ON expects the contractual purchase price adjustments to be finalized. The disposal of VEBA Oel resulted in income from discontinued operations net of income taxes of €1,784 million, €295 million and €266 million in 2002, 2001 and 2000, respectively. In 2002, E.ON recognized a gain on disposal of €1,367 million. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Oil.”

      In July 2002, E.ON agreed to sell its 65.4 percent interest in Stinnes to DB in a cash tender offer DB made on August 7, 2002 to all Stinnes shareholders at a price of €32.75 per share. E.ON received cash proceeds of €1.6 billion upon completion of the tender, and Stinnes was deconsolidated as of September 30, 2002. The disposal of Stinnes resulted in income from discontinued operations net of income taxes and minority interests of €603 million, €95 million and €127 million in 2002, 2001 and 2000 respectively. In 2002, E.ON recognized a gain on disposal of €588 million. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Distribution/ Logistics.”

      During 2002, Degussa divested several non-core businesses. In January, Degussa transferred its gelatin business to Sobel N.V. Degussa sold its persulfate operations to Unionchimica Industriale S.p.A. in February. The textile additives business was divested in February 2002 to the Bozzetto Group. In April, Degussa divested the fertilizer manufacturer SKW Piesteritz to A&A Stickstoff Holding AG. In June, Degussa sold Degussa Bank to Allgemeine Deutsche Direktbank AG. Viatris, a former part of the Degussa Health Products business ASTA Medica, was sold to Advent International in August 2002. Finally, in December, Degussa sold the biopharmaceutical company Zentaris to Æterna Laboratories Inc. These chemicals division disposition transactions resulted in aggregate proceeds of approximately €866 million, an aggregate loss from discontinued operations of €84 million in 2002 (net of income taxes and minority interests), income from discontinued operations of €6 million (net of income taxes and minority interests) in 2001 and a loss from discontinued operations of €11 million (net of income taxes and minority interests) in 2000. In 2002, E.ON recognized a loss of €93 million from Degussa’s disposal of these non-core businesses. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other.”

      In accordance with its strategy of focusing on its core business of residential real estate, Viterra has decided to divest its 100 percent interest in Viterra Energy Services, which provides heat and water submetering services for administrators and owners of residential and commercial property. Viterra currently expects to sell Viterra Energy Services in the course of 2003, and has accordingly classified Viterra Energy Services as an asset held for sale in the Consolidated Financial Statements. The results of the ongoing operations of Viterra Energy Services are reported in “Income (loss) from discontinued operations, net” in the Consolidated Statements of Income. The portion of income from discontinued operations, net of income taxes related to Viterra Energy Services totalled €52 million, €59 million and €101 million in 2002, 2001 and 2000, respectively. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other.”

      The Consolidated Financial Statements and related notes thereto for the year ended December 31, 2002, and the Consolidated Statements of Income for 2001 and 2000, as well as the related notes thereto, have been reclassified to reflect the discontinued operations treatment outlined above. The presentation of discontinued operations reported in the Consolidated Financial Statements in 2001 under APB 30 have been reclassified to conform with the presentation requirements of SFAS 144. Operating results for discontinued operations from the disposal date, as well as the gains or losses from ultimate sale, are reported in “Income (loss) from discontinued operations, net” in the Consolidated Statements of Income. The assets and liabilities of the business units which are classified as held for sale as of December 31, 2002 and 2001, but which were not yet sold, are reported as “Assets of disposal groups” and “Liabilities of disposal groups”, respectively, in the respective Consolidated Balance Sheet. Cash flows from discontinued operations have been eliminated from the Consolidated Statements of Cash Flows for all periods presented.

      For more information on the discontinued operations, including certain selected financial information, see Note 4 of the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

      The discussion and analysis of E.ON’s financial condition and results of operations are based on its Consolidated Financial Statements, which are prepared in accordance with U.S. GAAP and included in Item 18. The reported financial condition and results of operations of E.ON are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Company’s critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing E.ON’s Consolidated Financial Statements and the discussions below in “— Results of Operations.”

Goodwill and Intangible Assets

      E.ON’s group strategy is to become one of the world’s leading energy service providers while aiming to become best in class in the production, distribution and sale of electricity and gas. One element of that strategy is the growth of the business through playing an active role in the ongoing consolidation of Europe’s energy sector and acquisitions in the U.S. energy market.

      Business Combinations. This strategy has resulted in E.ON completing a significant number of acquisitions in recent years, and E.ON can be expected to continue to make acquisitions in the future. E.ON’s acquisitions have been, and will continue to be, accounted for under the purchase method of accounting (the “purchase method”). Under the purchase method, an acquired company is recorded on E.ON’s balance sheet using the fair values of the acquired assets (tangible and intangible) and liabilities as of the acquisition date.

      The application of the purchase method requires a company to make certain estimates and judgments. One of the most significant estimates relates to the determination of the fair value of assets and liabilities acquired. For tangible assets acquired, E.ON determines the fair value based on the nature of the asset. For example, marketable securities are valued at the market rate on the date of acquisition, while an independent appraisal is often obtained for land, buildings and equipment. The Company also assesses whether any significant intangible assets arise from contractual or other legal rights of the acquired entity or are separable from the acquired entity (i.e. capable of being sold). If any intangible assets are identified, the Company must determine the value of these intangibles. Depending on the type of intangible and the complexity of determining its fair value, the Company either consults with an independent external valuation expert or develops the fair value internally, using an appropriate valuation technique. The determination of the useful life of intangible assets is based upon the nature of the intangible, as well as the characteristics of the acquired business and the industry in which it operates. Any residual amount remaining after allocation of the purchase price to the fair value of all assets and liabilities acquired is goodwill.

      Goodwill. On January 1, 2002, E.ON adopted SFAS 142, which significantly changed the accounting requirements for goodwill. Upon adoption, E.ON ceased amortizing pre-existing goodwill with a net book value of €6,083 million at December 31, 2001, recognized €191 million in unamortized negative goodwill as income, identified reporting units as defined by SFAS 142, allocated all assets (including goodwill) and liabilities to those reporting units, established procedures for impairment testing of the goodwill balances and performed transitional impairment testing on the goodwill as of January 1, 2002. Goodwill was, and will be for future acquisitions, allocated to the reporting units whose assets and liabilities were acquired in the business combination that resulted in the goodwill and to reporting units that will benefit from the acquisition.

      The first step of the SFAS 142 impairment test requires E.ON to identify potential impairment situations by comparing the fair value of a reporting unit with its carrying value including goodwill. When determining the fair value of the reporting units, E.ON utilizes appropriate valuation techniques. The input data for the valuation is in principle based on the Company’s mid-term plan.

      If the carrying value exceeds the fair value of a reporting unit, thus indicating a possible impairment, E.ON performs the second step of the SFAS 142 impairment test, which requires E.ON to allocate the fair value to the assets and liabilities of the reporting unit using a methodology consistent with the application of the purchase method. Any excess of fair value over the fair value of net assets is compared to the allocated goodwill. If the allocated goodwill exceeds the residual fair value, an impairment charge equal to the difference is recognized.

      E.ON has designated the fourth quarter of its fiscal year for its annual impairment test in order to coincide with its mid-term planning process. E.ON believes that this schedule ensures that the most current information available is used and provides consistency in methodology. Acquisitions in 2002 resulted in goodwill totaling €12,904 million, before impairment. Total goodwill as of December 31, 2002 was €14,512 million. For the transitional goodwill impairment test performed as of January 1, 2002 in connection with the adoption of SFAS 142, there was no impairment. During the third quarter, E.ON recorded a charge of €2.4 billion reflecting the impairment of goodwill at its Powergen U.K. and Powergen U.S. reporting units. For further details regarding the impairment charge, see “— Results of Operations — Year Ended December 31, 2002 Compared with Year Ended December 31, 2001 – Powergen” and Notes 4 and 12 of the Notes to Consolidated Financial Statements.

Fair Value of Derivatives

      As quoted market prices for certain financial derivatives used by E.ON are not readily available, the fair values of these derivatives have been calculated using common market valuation methods and value-influencing market data at the relevant balance sheet date as follows:

•	Short term currency, electricity, gas, coal and oil forwards, as well as electricity, gas, coal and oil related commodity swaps are fair valued at future rates or market prices as of the relevant balance sheet date. The fair values of forward contracts are based on spot prices that are calculated taking into account forward premiums or discounts quoted in the relevant markets.

•	Long-term commodity forward contracts are fair valued using weighted-average probability models reflecting the underlying conditions and variables associated with the relevant contractual agreements.

•	Currency, gas and electricity options and share options are fair valued using standard options pricing models. The fair value for caps, floors and collars embedded in these contracts is calculated separately, similar to stand-alone options.

•	Interest rate, interest rate cross currency and cross currency swaps are fair valued by using the expected cash flows over the remaining term of the individual contracts at the relevant balance sheet date, discounted at market interest rates. Certain interest rate options are fair valued using option pricing models.

      The use of valuation models requires E.ON to make assumptions and estimates regarding the volatility of derivative contracts at the balance sheet date, and actual results could differ significantly due to fluctuations in value-influencing market data. The valuation models for the interest rate and currency derivatives are based on calculations and valuations using a group-wide financial reporting system, which provides consistent market data and valuation algorithms throughout the Company. The algorithms used to obtain valuations are those which are commonly used in the financial markets. In certain cases the calculated fair value of derivatives is compared with results which are produced by other market participants, including banks, as well as those available through other internally available systems. The valuations of commodity instruments are delivered by multiple use EDP-based systems, which also utilize common valuation techniques and models as described above.

      The objective of E.ON’s financial risk management is to minimize the risk of significant volatility in earnings and cash flows from derivative instruments. Through internal guidelines (i.e. group-wide financial guidelines), the Company ensures that derivatives used for risk management purposes, rather than proprietary trading, are only utilized to hedge booked, contracted or planned underlying transactions. E.ON’s proprietary trading is limited to commodity derivatives and takes place in specified markets within defined limits designed to limit any significant impact of trading activities on earnings. The Company, in line with international banking standards, calculates and assesses market risks in accordance with the policies outlined in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” For additional details on the Group’s use of derivative financial instruments, see Note 29 of the Notes to Consolidated Financial Statements.

Electricity Contracts

      Certain electricity contracts that E.ON has entered into in the ordinary course of business meet all of the required criteria for a derivative as defined under SFAS 133 and are marked to market; however, due to the normal purchase normal sales exemption for electricity companies as interpreted by Derivatives Implementation Group Issue C-15, an insignificant part of these contracts are not accounted for as a derivative under SFAS 133 and therefore, are not being marked to market. As a result, any price volatility inherent in these contracts is not reflected in the operating results of E.ON. If this exemption is disallowed through future interpretations or actions of the Financial Accounting Standards Board (“FASB”), the impact on future operating results would not be significant.

Gas Contracts

      The E.ON Energie and Powergen divisions enter into gas purchase and sale contracts in connection with their distribution and retail activities, as well as long-term gas purchase contracts for the operation of E.ON Energie’s multi-fuel and both divisions’ gas-fired generation plants. Contracts providing for physical delivery in Germany are currently accounted for as contracts with no derivative components, as no sufficient natural gas market mechanism or spot market exists in Germany which would allow the Company to classify gas as readily convertible to cash. Contracts providing for physical delivery in the U.K. are also accounted for as normal purchase and normal sales contracts apart from certain contracts which contain embedded derivatives and are therefore accounted for as derivatives under SFAS 133. In the future, it is possible that a sufficient market mechanism or spot market for natural gas could emerge resulting in a need to reassess the German contracts for derivatives under SFAS 133. If any such reassessment resulted in contracts being accounted for as derivatives under SFAS 133, the impact on future operating results could be significant.

Deferred Taxes

      E.ON has significant deferred tax assets and liabilities which are expected to be realized through the statement of income over extended periods of time in the future. In calculating the deferred tax items, E.ON is required to make certain assumptions and estimates regarding the future tax consequences attributable to differences between the carrying amounts of assets and liabilities as recorded in the Consolidated Financial Statements and their tax basis. Significant assumptions made include the expectation that: (1) future operating performance for subsidiaries will be consistent with historical operating results; (2) recoverability periods for tax credits and net operating loss carryforwards will not change; (3) undistributed earnings of foreign investments have been permanently reinvested; (4) net operating losses for which E.ON has not provided a valuation allowance will more likely than not be recovered through future taxable income; and (5) existing tax laws and rates to which E.ON is subject to in various tax jurisdictions will remain unchanged into the foreseeable future. E.ON believes that it has used prudent assumptions and feasible tax planning strategies in developing its deferred tax balances; however, any changes to the facts and circumstances underlying its assumptions could cause significant changes in the deferred tax balances and resulting volatility in its operating results.

Nuclear Waste Management

      German law requires nuclear power plant operators to establish sufficient financial provisions for financial obligations that arise from the use of nuclear power. The amounts provided by E.ON for its German nuclear power plants have been determined based on an industry-wide valuation prepared by German governmental authorities and qualified parties. In Sweden, nuclear power plant operators are obliged to contribute cash to a fund managed by the governmental authorities. The amount of the contributions, as determined annually by governmental authorities, is based on the volume of electricity produced using nuclear power. Despite these contributions to the fund, nuclear power plant operators in Sweden will still be obligated to make additional contributions if actual costs for nuclear waste management and decommissioning exceed the government’s estimates.

      E.ON believes that the valuations used for both the German and Swedish nuclear waste management programs provide the best estimate available in respect to its nuclear waste management and decommissioning liabilities. The costs associated with nuclear waste management and the decommissioning of nuclear power plants are substantial and are based on current legal requirements and the projection of costs over extended future periods. Any changes to the current legal requirements for nuclear waste management/decommissioning or the timing of payments to be made in relation to these requirements could have a significant impact on E.ON’s future operating results.

      E.ON will adopt SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), as of January 1, 2003, which requires that asset retirement obligations be recorded at their fair value on a company’s balance sheet. The adoption of this standard is expected to increase the amounts recorded on the Consolidated Balance Sheet for E.ON’s nuclear decommissioning liabilities. SFAS 143 changes the methodology for calculating the nuclear decommissioning accrual; however, the information used as a basis for establishing the total costs of decommissioning will remain consistent with that used in prior years.

NEW ACCOUNTING PRONOUNCEMENTS

      The Financial Accounting Standards Board issued the following accounting pronouncements in 2002 which are applicable to E.ON:

•	SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities;

•	SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123;

•	FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS Nos. 5, 57, and 107 and Rescission of FIN 34; and

•	FIN 46, Consolidation of Variable Interest Entities.

      For details of these pronouncements and their expected impact on the Company’s future financial results, see Note 2 of the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

      On June 16, 2000, E.ON completed the merger of VEBA and VIAG. For convenience reasons, June 30, 2000, has been chosen as the acquisition date. Operations of VIAG are included in E.ON’s results of operations beginning as of July 1, 2000.

      In 2002, E.ON’s internal operating profit increased by 45.0 percent over 2001. The main factors behind this increase were the successful completion of acquisitions in the core energy businesses, the elimination of goodwill amortization due to the adoption of SFAS 142 and operational improvements resulting from the ongoing restructuring of the core energy businesses. This is in line with E.ON’s strategic goal of growing its business through acquisitions and continuing to cut costs and implement restructuring activities. In 2001, E.ON’s internal operating profit growth reflected the success of the Company’s restructuring efforts and its strategic focus on one core business area. In line with its corporate focus and growth strategy, E.ON intends to expand its integrated energy business activities in both the European and U.S. energy markets. E.ON will continue to seek to maximize the value of its non-core businesses by divesting them at an appropriate time.

      As E.ON focuses on its objective to internationalize its customer base, the percentage of E.ON’s sales to customers outside of Germany, especially in its core business divisions, should increase. However, in 2002, 55.6 percent of the Group’s total sales were to customers in Germany and 44.4 percent were to customers in other parts of the world, compared with 48.7 percent and 51.3 percent in 2001, respectively. The increase in the percentage of sales represented by German customers reflects the divestment of Stinnes, which made approximately two-thirds of its sales to customers outside Germany, combined with the impact of the increase in shareholdings of German regional utilities by E.ON Energie in 2002, the effect of which is only partially offset by the addition of Powergen’s U.K. and U.S. customer base. For the core energy businesses, the percentage of sales to customers outside Germany was 34 percent in 2002, as compared to 20 percent in 2001.

      Due to its range of businesses, E.ON’s sales and earnings are influenced by a number of differing economic and other external factors. The energy business, which represented 65 percent of the Group’s sales in 2002, is quite steady, but is to some extent affected by seasonality in demand related to weather patterns. Typically, demand is higher for E.ON Energie and Powergen’s U.K. business unit during the winter months and for Powergen’s U.S. operations during the summer. The chemicals business, which represented 32 percent of the Group’s sales in 2002, is subject to cyclical fluctuations in the prices for basic chemicals, as well as changes in the U.S. dollar exchange rate. For a discussion of trends and factors affecting E.ON’s businesses, see the division descriptions in “Item 4. Information on the Company — Business Overview” and “Item 4. Information on the Company — Operating Environment”, as well as “Item 3. Key Information — Risk Factors.”

BUSINESS SEGMENT INFORMATION

      E.ON conducts its business through the activities of its subsidiaries in each of the business segments of the Group. “Internal operating profit” is the measure pursuant to which the Group evaluates the performance of its segments and allocates resources to them. Internal operating profit, which includes income from equity interests, is equivalent to income from continuing operations before income taxes, adjusted to exclude material, non-operating income and expenses that are non-recurring or infrequent in nature. For a reconciliation of internal operating profit to income from operations and additional information on business segments, see Note 31 of the Notes to the Consolidated Financial Statements.

      The following table sets forth sales and internal operating profit (loss) for each of the business segments of E.ON for 2002, 2001 and 2000 (in each case excluding the results of discontinued operations):

E.ON BUSINESS SEGMENT SALES AND INTERNAL OPERATING PROFIT (LOSS)

	2002		2001		2000(1)

		Internal		Internal		Internal
		Operating		Operating		Operating
		Profit		Profit		Profit
	Sales	(Loss)	Sales	(Loss)	Sales	(Loss)

	(€ in millions)
E.ON Energie(2)	19,518	2,855	16,227	1,971	11,027	1,099
Powergen(3)	4,476	329	—	—	—	—
Chemicals(4)	11,765	655	16,337	507	17,435	580
Real Estate(4)	1,226	203	875	154	947	132
Holding/ others(5)	74	(152)	3,834	50	9,688	(207)

Total(6)	37,059	3,890	37,273	2,682	39,097	1,604

(1)	Includes results of the former VIAG Group in the E.ON Energie and chemicals divisions, as well as in ‘others’, beginning as of July 1, 2000.

(2)	Sales include electricity taxes of €933 million in 2002, €694 million in 2001 and €349 million in 2000. Sales and cost of sales from trading activities in 2001 have been presented as a net amount in sales, to conform with the required presentation of trading activities in 2002.

(3)	Includes the results of Powergen from the date of acquisition on July 1, 2002.

(4)	Excludes the sales and internal operating profit of certain activities now accounted for as discontinued operations. For more details, see “— Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(5)	Includes the parent company and effects from consolidation, the results from the former telecommunications division, as explained under “Item 4. Business Overview — Introduction”, and the sales of Klöckner (through October 2001), as well as three months’ consolidated results of Schmalbach-Lubeca and VEBA Electronics in 2000, as explained under “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions.”

(6)	Excludes intercompany sales.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

          E.ON Group

      E.ON’s sales in 2002 decreased 1.2 percent to €36,126 million from €36,579 million in 2001 (in each case net of electricity taxes). Sales of the E.ON Energie division increased 20.3 percent in 2002 to €19,518 million (including €933 million of electricity taxes) from €16,227 million (including €694 million of electricity taxes) in 2001, primarily as a result of the first-time inclusion of a full year’s results of companies acquired in 2001, particularly Sydkraft and Hein Gas, and the regional utilities in Germany consolidated during the year, as well as the gradual rise of electricity prices in Germany. Sales of the Powergen division amounted to €4,476 million for the six-month period following its acquisition on July 1, 2002. Sales of the chemicals division decreased 28.0 percent to €11,765 million in 2002 from €16,337 million in 2001, primarily reflecting the disposition of several non-core business components accounted for as discontinued operations. Sales of the real estate division increased 40.1 percent to €1,226 million in 2002 from €875 million in 2001, largely as a result of revenues generated by companies fully consolidated for the first time in 2002.

      Cost of goods sold and services provided in 2002 decreased 8.8 percent to €26,769 million compared with €29,351 million in 2001, reflecting the effect of disposals of businesses in 2001 (primarily Klöckner and Degussa non-core disposals), and the change in classification of certain expenses described in selling expenses below, which was partially offset by the inclusion of Powergen’s costs for the six-month period subsequent to its acquisition. Cost of goods sold and services as a percentage of revenues declined to 74.1 percent in 2002 compared with 80.2 percent in 2001. Gross profit increased 29.5 percent to €9,357 million in 2002 from €7,228 million in 2001.

      Selling expenses increased 23.3 percent to €4,925 million in 2002, compared with €3,993 million in 2001. Excluding the effect of significant acquisitions, selling expenses increased by approximately 14 percent, primarily due to increased selling costs at the E.ON Energie division, as in 2002, certain of its entities became purely sales oriented. Accordingly, the costs associated with these entities are included in selling expenses in 2002, whereas they had been recorded in cost of goods sold and services provided in 2001, when they totaled €454 million.

      General and administrative expenses decreased by approximately €161 million or 8.8 percent on a year on year basis, amounting to €1,666 million in 2002 compared with €1,827 million in 2001.

      Other operating income (expenses), net decreased 61.4 percent to €208 million in 2002 from €539 million in 2001.

      Internal operating profit in 2002, as compared with 2001, was as shown above in the table “E.ON Business Segment Sales and Internal Operating Profit (Loss).” The increase of 45.0 percent was primarily attributable to sharply higher earnings at E.ON Energie, effects from the first-time consolidation and the elimination of goodwill amortization on January 1, 2002 upon the adoption of SFAS 142.

      In the third quarter of 2002, E.ON recorded an impairment charge of €2.4 billion on goodwill from the Powergen acquisition. For further details, see “— Year Ended December 31, 2002 Compared with Year Ended December 31, 2001 — Powergen” and Notes 4 and 12 of the Notes to Consolidated Financial Statements.

      In 2002, E.ON recorded an impairment charge against its 6.7 percent investment in Bayerische Hypo- und Vereinsbank AG due to stock market trends which indicated an other than temporary decline in the market value of the stock. The impairment charge resulted in a loss of €1.9 billion, which was recorded as a component of financial earnings. For additional details, see Note 7 of the Notes to Consolidated Financial Statements.

      The Group’s net income in 2002 was €2,777 million, a 35.6 percent increase from €2,048 million in 2001. The results of discontinued operations contributed €3,282 million (net of income taxes and minority interests) directly to net income. The significant impact of the discontinued operations on net income reflects the Company’s ability to realize significant value from these businesses through their timely divestment. Excluding the results of discontinued operations, E.ON would have recorded a net loss of €505 million in 2002, primarily due to the negative impact of the impairment charges discussed above.

          E.ON Energie

      Total sales of the E.ON Energie division increased by 20.3 percent to €19,518 million (including €933 million of electricity taxes and €37 million in intercompany sales) in 2002, compared with €16,227 million (including €694 million of electricity taxes and €49 million in intercompany sales) in 2001. The increase was primarily attributable to the contribution of recently acquired entities, as well as a gradual increase in electricity prices in Germany. E.ON Energie’s 2002 results reflect the first-time inclusion of a full year of sales at the Swedish utility Sydkraft, which was consolidated in May 2001, and at the German gas company Hein Gas, which was consolidated in June 2001, as well as the sales of the German regional energy companies EAM, EWW and EMR following their consolidation in June, July and August, respectively. The following table sets forth the sales of the E.ON Energie division for the last two years for each business unit:

SALES OF E.ON ENERGIE DIVISION

	2002	2001	Percent Change

	(€ in millions)
In Germany(1)(2)	14,965	12,752	+17.4
Electricity(2)	11,597	9,846	+17.8
Gas	3,101	2,661	+16.5
Water	267	245	+8.9
Outside Germany(1)(2)	3,586	2,670	+34.3
Other/Consolidation(2)	34	111	-69.4

Total(2)	18,585	15,533	+19.6

(1)	Sales and cost of sales from trading activities in 2001 have been presented as a net amount in sales, to conform with the required presentation of trading activities in 2002.

(2)	Excludes electricity taxes.

      Sales of the German electricity business unit increased by 17.4 percent, primarily due to the first-time consolidation of several regional utilities, including EAM, EWW and EMR, as well as the positive impact of a gradual increase in electricity prices. Sales of the German gas business unit increased by 16.5 percent, primarily reflecting the first-time inclusion of a full year of sales of Hein Gas, which had been consolidated in June 2001. German water sales in 2002 increased by 8.9 percent, largely as a result of the contribution of relatively minor businesses acquired during the year.

      E.ON Energie’s sales outside Germany increased by 34.3 percent, primarily as a result of the inclusion of full year of results of Sydkraft (which was consolidated in May 2001), as well as nine months of results of Espoon Sähkö following its acquisition in April 2002.

      Total power supplied or procured by the E.ON Energie division (excluding physically-settled trading activities) rose 11.0 percent to 250.6 billion kWh in 2002, compared with 225.7 billion kWh in 2001, primarily as a result of the inclusion of a full year’s results from Sydkraft and the acquisition of EWW and the other German regional utilities. E.ON Energie’s own production of power rose to 155.7 billion kWh in 2002, compared with 141.8 billion kWh in 2001, largely as a result of inclusion of a full year’s production of Sydkraft. E.ON Energie produced 59.5 percent of its power requirements in 2002, compared with 60.3 percent in 2001. Compared with 2001, electricity purchased from jointly operated power stations decreased from 17.5 billion kWh to 14.7 billion kWh, reflecting the increase in the attributable capacity from the Grohnde power plant associated with the EWW/EMR acquisition. Purchases of electricity from third parties, excluding physically-settled trading activities, increased 20.6 percent, from 75.9 billion kWh in 2001 to 91.5 billion kWh in 2002, mainly due to increased sales volumes.

      In 2002, the E.ON Energie division contributed internal operating profit of €2,855 million, a 44.9 percent increase from €1,971 million in 2001. This increase was primarily attributable to the change in accounting method for the adoption of SFAS 142 effective January 1, 2002, which resulted in the discontinuance of goodwill amortization, as well as the effect from the harmonization of policies for estimates to reflect the internationalization of the division, which together accounted for €580 million of the increase, operational improvements realized in the German operations (€450 million), and the first full year contribution by Sydkraft and Hein Gas, as well as those of the division’s other acquisitions (€240 million). These positive effects were partially offset by nonrecurring items in the generation operations (€310 million).

          Powergen

      Following the acquisition of Powergen by E.ON, the Powergen division was established. Powergen’s results were included in the Consolidated Financial Statements from July 1, 2002. The following table sets forth the sales of the Powergen division for the six-month period from July 1 to December 31, 2002 for each major business unit:

SALES OF POWERGEN DIVISION

July 1 to
December 31, 2002

(€ in millions)
U.K. Operations	3,162
U.S. Operations	1,314

Total	4,476

      Powergen’s sales for the six months from July 1, 2002 to December 31, 2002 were €4,476 million, of which 71 percent were from the U.K. business and 29 percent from the U.S. business.

      Sales for the U.K. business totalled €3,162 million. Of this amount, €2,410 million, or 76 percent, was attributable to retail, including the results of the former TXU Group retail business following its acquisition in October. Generation and trading contributed €617 million of the total, with distribution accounting for a total of €231 million. Over 40 percent of distribution’s sales are to Powergen’s own retail business and therefore the related amounts (€96 million) are eliminated in arriving at the total figure for the U.K. business.

      The U.S. business recorded sales of €1,314 million, of which 73 percent, or €965 million, were from the two regulated utilities, Louisville Gas and Electric Company and Kentucky Utilities Company, and 27 percent or €349 million, from non-utility operations. These non-utility operations included generating plant based in western Kentucky (WKE), a pipeline services business headquartered in Texas (CRC-Evans) and interests in gas distribution assets in Argentina.

      The Powergen division contributed internal operating profit of €329 million for the six month period from July 1, 2002 to December 31, 2002. Internal operating profit from its U.K. operations totalled €155 million, with distribution contributing the largest portion of the total. Margins in generation and trading were adversely affected by low wholesale prices in the U.K., while those in retail benefited from the contribution from the former TXU Group retail business following its acquisition in October. Powergen’s U.S. operations recorded internal operating profit of €194 million for the six-month period, as the utility operations benefited from high energy demand during the third quarter due to unseasonably warm weather. In contrast, margins at the non-utility operations were adversely affected by declines in wholesale prices and higher fuel costs, as well as by the negative political and economic situation in Argentina, which adversely affected the gas distribution operations in which Powergen has interests. In addition, Powergen also recorded €20 million of net corporate and consolidation costs, which reduced internal operating profit.

      In the third quarter of 2002, the original goodwill of €8.9 billion associated with the Powergen acquisition was reduced by an impairment charge of €2.4 billion. E.ON originally made its acquisition offer for Powergen in April 2001, and between that date and the completion of the acquisition on July 1, 2002, the market environment in which both Powergen’s U.K. and U.S. businesses operate changed significantly. Electricity prices in the U.K.

generation sector declined some 25 percent in the twelve months following the introduction of NETA in March 2001. Earnings at the U.S. non-utilities were also down year-on-year owing to lower power sales prices, as well as higher fuel costs. The U.S. business is also active in natural gas distribution in Argentina. The ongoing political and economic crisis in that country has led to a substantial devaluation of the peso and negative economic growth. In view of these factors it was necessary to test the goodwill for impairment, which resulted in an impairment charge being recorded against income during the third quarter. For further information on the goodwill impairment, see Notes 4 and 12 of the Notes to Consolidated Financial Statements.

          Chemicals

      Total sales of the chemicals division decreased 27.9 percent in 2002 to €11,765 million, including intercompany sales of €20 million, compared with €16,337 million in 2001, with the decrease primarily reflecting the fact that the 2001 results include those of the non-core businesses divested during the year through the date of their disposition, whereas the businesses divested in 2002 qualify for discontinued operations treatment under SFAS 144 and have therefore been eliminated from both years. The following table sets forth the sales of the chemicals division for the last two years for each segment (in each case excluding the sales of discontinued operations):

SALES OF CHEMICALS DIVISION

			Percent
	2002	2001	Change

	(€ in millions)
Core Business	10,958	10,835	+1.1
Health & Nutrition	1,179	1,186	-0.7
Construction Chemicals	1,819	1,741	+4.5
Fine & Industrial Chemicals	2,347	2,116	+10.9
Performance Chemicals	1,358	1,407	-3.5
Coatings & Advanced Fillers	2,126	2,277	-6.6
Specialty Polymers	1,308	1,264	+3.5
Others	821	844	-2.7
Non-Core Business	807	3,365	-76.0

Total Chemicals Division(1)	11,765	14,200	-17.1

(1)	Excludes revenues from precious metals trading in 2001.

      Sales in Degussa’s core businesses remained largely consistent with the prior year, as the positive effects of overall higher sales volumes were generally offset by lower average prices. Sales of the Health & Nutrition division decreased slightly compared to the prior year, mainly as a result of weakened demand in the Flavors & Fruit Systems business unit, the limited output of a new methionine production facility in the Feed Additives business unit and negative foreign currency exchange effects due to the stronger euro. Sales of the Construction Chemicals division increased, reflecting strong demand in southern Europe at the Admixture Systems Europe business unit, the positive effects of which were partially offset by a cyclical drop in sales volumes experienced in the Admixture Systems Asia/ Pacific business unit. In the Fine & Industrial Chemicals division, sales increased primarily as a result of the first-time inclusion of a full year’s sales from Laporte, which was consolidated on April 1, 2001. In the Performance Chemicals division, sales decreased, reflecting the closure of a superabsorbents production line at the Greensboro plant in the U.S. Sales in the Coatings & Advanced Fillers division also decreased, primarily as a result of the transfer of the carbon black activities in North America to the Degussa Engineered Carbons joint venture and negative foreign currency exchange effects. In the Specialty Polymers division, sales increased, reflecting higher demand in the Methacrylates business unit for molding compounds and in the Specialty Acrylics business unit for oil additives. The positive impact of these increases was partially offset by lower sales in the High Performance Polymers business unit due to weak demand from the telecommunications industry. The decrease in sales in the non-core businesses was primarily attributable to the fact that the 2001 results include those of the divested operations through the date of their disposition.

      The chemicals division contributed internal operating profit of €655 million in 2002 compared with €507 million in 2001. This 29.2 percent increase was primarily attributable to the cessation of regular goodwill depreciation (which had totalled €225 million in 2001) due to the adoption of SFAS 142, as well as positive contributions by the Performance Chemicals division’s Superabsorbents business unit due to significant costs savings from restructuring operations and a drop in raw material prices and from the Coatings & Advanced Fillers division’s Advanced Fillers & Pigments business unit stemming from cost containment measures. These positive factors were partially offset by declines in internal operating profit experienced by the Fine & Industrial Chemicals and Health & Nutrition divisions due to a combination of cyclical downturns and competitive price pressures.

          Real Estate

      Sales of the real estate division increased 40 percent in 2002 to €1,226 million, including intercompany sales of €10 million, from €875 million in 2001, primarily reflecting the contribution of a full year’s results from WohnBau Rhein-Main (fully consolidated on October 1, 2001) and FSG and Deutschbau (fully consolidated on January 1, 2002).

      The real estate division contributed internal operating profit of €203 million in 2002, compared with €154 million in 2001. This 31.8 percent increase was primarily attributable to an increase in the number of housing units sold in the residential real estate business unit, which increased by 3,200 units in 2002 to a total of approximately 9,900 units.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

          E.ON Group

      E.ON’s sales in 2001 decreased 5.6 percent to €36,579 million from €38,748 million in 2000 (in each case net of electricity tax). Sales of the E.ON Energie division increased 47.2 percent in 2001 to €16,227 million (including €694 million of electricity tax) from €11,027 million (including €349 million of electricity tax) in 2000, primarily as a result of increased electricity sales, reflecting the first-time inclusion of full year results for Bayernwerk and eight months of Sydkraft, increased electricity trading activities and the recovery of electricity prices. Sales of the chemicals division (including precious metals trading) decreased 6.3 percent to €16,337 million in 2001 from €17,435 million in 2000, primarily due to the divestiture of certain non-core businesses, particularly the activities of dmc2 and Phenolchemie. Sales of the real estate division decreased 7.6 percent to €875 million in 2001 from €947 million in 2000 primarily as a result of declines in the residential development and commercial real estate business, as well as the disposal of the Sicherheit + Services business of the residential services unit.

      Cost of goods sold and services provided in 2001 decreased 9.5 percent to €29,351 million compared with €32,436 million in 2000, mainly as a result of the divestiture of businesses in the chemicals division. Cost of goods sold and services as a percentage of revenues declined to 80 percent in 2001 compared with 84 percent in 2000. Gross profit increased 14.5 percent to €7,228 million in 2001 from €6,312 million in 2000.

      Selling expenses increased 14.4 percent to €3,993 million in 2001, compared with €3,489 million in 2000 primarily due to the first-time inclusion of Sydkraft and Hein Gas at E.ON Energie.

      General and administrative expenses remained basically unchanged, amounting to €1,827 million in 2001 compared with €1,806 million in 2000.

      Other operating income/expenses decreased significantly to €539 million in 2001 from €4,203 million in 2000. This 87.2 percent decrease was primarily attributable to the unusually high level of gains recorded from the disposal of fixed assets in 2000, mainly in the Holding/ Others division.

      Internal operating profit in 2001, as compared with 2000, was as shown above in the table “E.ON Business Segment Sales and Internal Operating Profit (Loss).” The increase in internal operating profit of 67.2 percent in 2001 was predominantly due to improved results in the E.ON Energie division, as discussed in more detail below.

      The Group’s net income in 2001 was €2,048 million, a 42.6 percent decrease from €3,570 million in 2000.

          E.ON Energie

      Sales of the E.ON Energie division increased by 47.2 percent to €16,227 million (including €694 million of electricity tax and €49 million in intercompany sales) in 2001, compared with €11,027 million (including €349 million of electricity tax and €50 million in intercompany sales) in 2000. This increase was primarily a result of significantly increased electricity sales, primarily reflecting the first-time full year inclusion of Bayernwerk and eight months of Sydkraft, higher electricity trading, as well as the recovery of electricity prices.

      Total power supplied or procured by the E.ON Energie division (including physically-settled trading activities and the power used in its own production) rose 85.9 percent to 327.6 billion kWh in 2001, compared with 176.2 billion kWh in 2000, primarily reflecting the first-time full year consolidation of Bayernwerk and increased electricity trading activities, which are partly the result of the first-time inclusion of Sydkraft’s trading activities. E.ON Energie’s own production of power rose to 141.8 billion kWh in 2001 compared with 101.7 billion kWh in 2000, largely as a result of the first-time inclusion of Sydkraft. E.ON Energie produced 43.3 percent of its power requirements in 2001 compared with 57.7 percent in 2000. This decrease reflects the increased trading volumes. Compared with 2000, electricity purchased from jointly operated power stations increased from 16.9 billion kWh to 17.5 billion kWh, reflecting the inclusion of new companies. Purchases of electricity from third parties almost tripled, from 57.6 billion kWh in 2000 to 168.3 billion kWh in 2001, mainly due to the increased trading volumes.

      Sales of gas increased 79.9 percent to €2,687 million in 2001 compared with €1,494 million in 2000, primarily reflecting an increase in sales volumes of 46.0 percent from 65.6 billion kWh to 95.8 billion kWh that was mainly attributable to the first-time inclusion of Hein Gas and Sydkraft’s gas operations. Water sales in 2001 increased 8.3 percent to €235 million from €217 million in 2000, notwithstanding a 11.6 percent decrease in sales volumes at Gelsenwasser.

      In 2001, the E.ON Energie division contributed internal operating profit of €1,971 million, a 79.3 percent increase from €1,099 million in 2000. This increase was largely attributable to the first-time inclusion of full year results of the former Bayernwerk, which was only consolidated for six months in 2000. Excluding this effect, internal operating profit rose 14.3 percent, primarily due to lower expenses resulting from cost cutting measures and the realization of merger synergies from the merger of PreussenElektra and Bayernwerk. Additional positive factors were the first-time inclusion of Sydkraft and the recovery of electricity prices. These positive factors were partly offset by higher fuel costs and costs related to Germany’s Renewable Energy and Co-Generation Protection Laws.

          Chemicals

      Total sales of the chemicals division decreased 6.3 percent in 2001 to €16,337 million, including intercompany sales of €68 million, compared with €17,435 million in 2000, with the decrease primarily reflecting the disposal of a number of non-core businesses, especially the activities of dmc2 and Phenolchemie. Excluding precious metals trading, the division’s sales increased by 0.8 percent to €14,200 million, primarily due to the first-time inclusion of a full year of SKW Trostberg’s results (which had been consolidated for only six months in 2000), the first-time inclusion of Laporte and slightly higher prices. These positive effects were offset by the decrease in 2001 sales stemming from the disposal of certain non-core activities. The following table sets forth the sales of the chemicals division for the last two years for each segment:

SALES OF CHEMICALS DIVISION

			Percent
	2001	2000(1)	Change

	(€ in millions)
Core Business	10,835	8,870	+22.2
Health & Nutrition	1,186	781	+51.9
Construction Chemicals	1,741	873	+99.4
Fine & Industrial Chemicals	2,116	1,788	+18.3
Performance Chemicals	1,407	1,015	+38.6
Coatings & Advanced Fillers	2,277	2,393	-4.8
Specialty Polymers	1,264	1,297	-2.5
Others	844	723	+16.7
Non-Core Business	3,365	5,213	-35.4

Total Chemicals Division(2)	14,200	14,083	+0.8

(1)	Includes sales of the former SKW Trostberg businesses as of July 1, 2000.

(2)	Excludes revenues from precious metals trading.

      Sales in the core business area increased 22.2 percent, primarily as a result of the first-time inclusion of SKW Trostberg’s results for a full year. Excluding this effect, sales increased only slightly. In order to more clearly illustrate underlying trends, the following analysis of sales and internal operating profit in each segment includes the impact of inclusion of SKW Trostberg’s results for a full year in 2000. In the Fine & Industrial Chemicals division sales increased primarily as a result of the first-time inclusion of Laporte and an increase in volume in the C4 Chemistry business unit that reflected higher demand in the n-Butene-1 and isononanol businesses, which was only partly offset by lower demand in the Bleaching & Water Chemicals business unit. Sales of the Health & Nutrition division increased, mainly as a result of an increase in sales volumes in the Feed Additives business unit that reflected higher demand in the methionine and threonine businesses. Sales of the Construction Chemicals division increased slightly, as increased demand, primarily in Europe and the Asia/ Pacific region, was partly offset by the negative impact of the weakened construction economy, especially in Germany. In the Performance Chemicals division, sales increased, reflecting greater demand for the personal and fabric care products of the Care Specialties business unit and the significantly higher demand, primarily in Asia and Europe, in the Oligomers & Silicones business unit. Sales in the Coatings & Advanced Fillers division decreased, primarily as negative economic conditions were reflected in lower demand in the Advanced Fillers & Pigments and in the Aerosil & Silanes business unit. In the Specialty Polymers division, sales remained relatively unchanged. The decrease in sales in the non-core business area reflected the divestiture of several significant businesses during the course of the year.

      The chemicals division contributed internal operating profit of €507 million in 2001 compared with €580 million in 2000. This 12.6 percent decrease was primarily attributable to the disposal of non-core business activities and higher goodwill depreciation and interest expenses resulting from the acquisition of Laporte, which was partly offset by the first-time inclusion of SKW Trostberg’s results for a full year. Excluding the effect of the first-time inclusion of SKW Trostberg’s results, internal operating profit in the core business area remained relatively stable. An increase in internal operating profit in the Performance Chemicals division was largely attributable to cost savings in the superabsorbent unit, which more than offset higher raw material costs that could not be fully passed on to the customers. In the Construction Chemicals division, internal operating profit rose slightly as a result of higher sales volumes, which were partly offset by higher energy and transportation costs which could not fully be passed on to the customers, as well as increasing price pressure reflecting the weaker economy. The overall effect of these increases was partly offset by a decrease in internal operating profit in the Coatings & Advanced Fillers division that was primarily attributable to lower sales and significantly higher raw material costs, especially in the Coatings & Colorants business unit. Internal operating profit in the non-core business area decreased significantly.

          Real Estate

      Sales of the real estate division decreased 7.6 percent in 2001 to €875 million (including intercompany sales of €23 million) from €947 million in 2000, primarily reflecting a decrease in sales in the residential development business due to reduced demand for single-family housing units, and lower sales of the commercial real estate business. The prior year’s results included the sale of a large office property in Berlin, as well as the revenues of the Sicherheit + Services business of the residential services unit.

      The real estate division contributed internal operating profit of €154 million in 2001, compared with €132 million in 2000. This 16.7 percent increase was primarily attributable to both higher sales volumes of housing units and an improved cost position in the residential investment division’s rental business and the disposal of the loss-making Sicherheit + Services business. These positive factors more than offset a decrease in operating profit in the residential development business due to lower demand.

INFLATION

      The rates of inflation in Germany during 2002, 2001 and 2000 were 1.3 percent, 2.5 percent and 1.9 percent, respectively (basis 1995 equals 100). The effects of inflation on E.ON’s operations have not been significant in recent years.

EXCHANGE RATE EXPOSURE AND CURRENCY RISK MANAGEMENT

      Certain business activities within the E.ON Group are internationally oriented and, accordingly, result in certain foreign exchange rate exposures. Of the Group’s consolidated revenues in 2002, 2001 and 2000, 36 percent, 35 percent and 43 percent, respectively, were attributable to customers located outside of member states participating in the EMU.

      To manage the Group’s exposure to exchange rate fluctuations, E.ON continually monitors its exposures to currency risks and pursues a systematic and Group-wide foreign exchange risk management policy. At the end of 2002, the Group’s consolidated foreign exchange rate exposure, which is calculated as its netted transaction risk exposure deriving from booked and forecasted transactions excluding any foreign exchange translation exposure from net investments in entities with a functional currency other than the euro, was approximately €0.3 billion, compared with approximately €1.7 billion at year-end 2001. The decrease in the Group’s foreign exchange rate exposure was primarily due to the deconsolidation of VAW and the completion of the acquisition of Powergen in 2002. The Group’s foreign exchange rate exposure is principally attributable to the energy divisions E.ON Energie and Powergen (which have short positions in U.S. dollars) and the chemicals division (which has a long position in U.S. dollars, Japanese yen and British pounds). Due to the acquisition of Powergen, the E.ON Group has also a net investment in assets denominated in British pounds and U.S. dollars which is continually monitored and partly hedged with foreign exchange instruments in accordance with the financial guidelines of the E.ON Group.

      The principal derivative financial instruments used by E.ON to cover foreign currency exposures are foreign exchange forward contracts, cross currency swaps, interest rate cross currency swaps and currency options. As of December 31, 2002, the E.ON Group had entered into foreign exchange forward contracts with a nominal value of €13.1 billion, cross currency swaps with a nominal value of €8.9 billion, interest rate cross currency swaps with a nominal value of €0.3 billion and currency options with a nominal value of €0.3 billion. The currencies in which the Group’s derivative financial instruments are denominated reflect the currencies in which it is subject to transaction and translation risks. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 29 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

      The principal sources of liquidity for E.ON in 2002 were cash from operations and cash from divestments, as well as proceeds from its first bond issue in the international capital markets. Cash from operations amounted to €3,690 million in 2002, €2,652 million in 2001 and €2,024 million in 2000. The 39.1 percent increase in cash from operations in 2002 was principally a result of improvements in operating costs at the E.ON Energie division and a gradual increase of electricity prices in Germany, as well as the addition of cash flows from entities acquired. Profits from divestments, which are included in net income, are recorded separately within cash flow from operating activities and are stated as gains from dispositions. Proceeds from dispositions are shown in cash used for investing activities. The proceeds from E.ON’s bond issue under its Medium Term Note Program amounted to approximately €7.5 billion and are included in cash flows from financing activities. As of December 31, 2002, the Group had lower liquid funds (consisting of cash and cash equivalents and short-term securities) of €8,385 million, a decrease of €3,759 million compared with liquid funds of €12,144 million at year-end 2001 (€8,501 million at year-end 2000). This decrease was mainly attributable to acquisitions made in 2002 in line with E.ON’s strategy to expand its core energy business. For additional details regarding the Group’s sources of liquidity, see Note 25 of the Notes to Consolidated Financial Statements.

      E.ON’s principal liquidity requirement in recent years has been for purchases of financial assets (including equity investments) and other fixed assets. Capital expenditures in 2002, 2001 and 2000 amounted to €24,182 million, €6,909 million and €10,550 million, respectively. E.ON’s investment levels increased significantly in 2002 compared to 2001, primarily reflecting the acquisition of Powergen, the acquisition of the TXU Group retail business, the acquisition of shares in Ruhrgas and a high level of acquisition activity in the E.ON Energie division. Capital expenditures in 2001 primarily involved the acquisition of financial assets, including interests in Sydkraft, Hein Gas and Laporte. Capital expenditures in 2000 included the expenses for the financing of VIAG Interkom’s UMTS license and the acquisition of the remaining interest in Aral, part of the former oil division. The following table shows the cash provided by operating activities and used for capital expenditures for each of the Group’s divisions in 2002, 2001 and 2000 (in each case excluding the cash flows of discontinued operations).

E.ON BUSINESS SEGMENT CASH FLOW AND CAPITAL EXPENDITURES(1)

(€ in millions)

	2002		2001		2000

	Cash from	Capital	Cash from	Capital	Cash from	Capital
	Operations	Expenditures	Operations	Expenditures	Operations	Expenditures

E.ON Energie	3,313	6,140	2,792 (2)	4,027	1,423 (2)	3,356
Powergen(3)	376	3,094	—	—	—	—
Chemicals	841	1,114	908	2,042	536	1,612
Real Estate	56	386	(20)	127	(38)	427
Holding/Other	(896)	13,448 (4)	(1,028)	713	103	5,155

Total	3,690	24,182	2,652	6,909	2,024	10,550

(1)	For a detailed description of capital expenditures by purchases of financial assets and purchases of other fixed assets, see Note 31 of the Notes to Consolidated Financial Statements.

(2)	E.ON Energie had shareholdings in E-Plus, Cablecom, Orange Communications and VIAG Interkom. The resulting tax burden from the disposal of these telecommunication activities was charged to E.ON Energie and reduced its cash flow from operations. The Company has reclassified the cash flow impact of these tax effects from the E.ON Energie segment to the holding/other segment in order to show cash flow from operations of each of these segments more clearly. Prior year figures have been adjusted accordingly.

(3)	Includes the cash flows of Powergen from the date of acquisition on July 1, 2002.

(4)	Includes the acquisition of Powergen and shares of Ruhrgas.

      The E.ON Energie division continued to account for the largest portion of the Group’s capital expenditures over the most recent three-year period, primarily as a result of acquisitions of financial assets and additions to property, plant and equipment. E.ON Energie’s investments in 2002 increased to €6,140 million. This 52.5 percent increase from the prior year reflected a high level of acquisition activity, including the acquisition of an additional 25.1 percent of Thüga; the purchase of an additional 62.9 percent shareholding in ÉDÁSZ; the acquisition of 65.6 percent of Espoon Sähkö; the purchase of 49 percent of ZSE and increases in shareholdings in a number of German regional utilities. E.ON Energie’s investments in 2001 amounted to €4,027 million. This 20.0 percent increase compared to 2000 largely resulted from the acquisition of additional shares in Sydkraft for an aggregate of €1.4 billion net of liquid funds acquired. Investments in property, plant and equipment focused primarily on the improvement of the electricity and heat distribution network. In 2000, the E.ON Energie division’s investments amounted to €3,356 million, primarily as a result of the acquisition of E.ON Benelux Generation and the inclusion of the former Bayernwerk’s activities. Expenditures in 2000 also included amounts for long-term securities and investments in the improvement of the electricity distribution network.

      The Powergen division’s capital expenditures for the six months beginning on July 1, 2002 amounted to almost €3.1 billion. Of this figure, €2.5 billion, net of €0.1 billion cash acquired and including €0.4 billion for working capital funding, was for the acquisition of the TXU Group retail business and associated assets. The remainder primarily comprised additions to property, plant and equipment totalling €0.4 billion in the U.S. and €0.2 billion in the U.K.

      Investments in the chemicals division in 2002 declined by 45.4 percent to €1,114 million compared to the prior year. This reduction in capital expenditures is primarily the result of a lower level of acquisition activity compared to prior years and a reduction in expenditures for fixed assets. The chemicals division’s capital expenditures in 2001 increased by 26.7 percent compared to 2000, to €2,042 million. Investments in financial assets primarily included the acquisition of approximately 80 percent of Laporte. Investments in fixed assets remained relatively unchanged compared with 2000 and were focused primarily on the improvement and construction of new production facilities in divisions including Coatings & Advanced Fillers and Fine & Industrial Chemicals. Investments by the chemicals division in 2000 amounted to €1,612 million, largely attributable to the first-time inclusion of SKW Trostberg. Principal investments were the acquisition of a 19.6 percent stake in Laporte, the construction of new production facilities in business units including Fine Chemicals, Sivento and Advanced Fillers and Pigments, as well as the expansion of production capacity in certain business units of Degussa-Hüls and SKW Trostberg.

      The real estate division’s capital expenditures in 2002 more than tripled to €386 million, primarily as a result of the acquisition of a majority interest in FSG in January 2002 for €273 million, net of €39 million cash acquired. The real estate division’s capital expenditures in 2001 decreased by 70.3 percent compared to 2000, to €127 million. The largest investments related to building improvements and the purchase of an additional 44.99 percent of Wohnbau Rhein-Main. Investments by the real estate division in 2000 amounted to €427 million, mainly due to the purchase of eight logistics sites from Deutsche Post AG.

      The financial liabilities of E.ON increased to €24,850 million at year-end 2002 from €16,089 million at year-end 2001. This 54.4 percent increase was primarily the result of debt acquired in the Powergen acquisition (€7.4 billion). Bank loans decreased from €9,167 million at year-end 2001 to €6,552 million at year-end 2002, reflecting the deconsolidation of entities holding debt of €1,739 million. €1,925 million (29 percent) of the amounts payable under bank loans at year-end 2002 are due after 2007, with €2,080 million (32 percent) due in 2003, €999 million (15 percent) due in 2004, €547 million (8 percent) due in 2005, €438 million (7 percent) due in 2006 and €563 million (9 percent) due in 2007. Mortgage loans incurred by Viterra account for €1,801 million of the total. For more detailed information on interest rates, maturities and other details of the Group’s financial liabilities, including the credit facilities and Commercial Paper and Medium Term Note programs of E.ON AG and certain of its subsidiaries, see Note 25 of the Notes to Consolidated Financial Statements.

      E.ON follows a centralized financing policy. Most of the financing transactions of E.ON’s divisions have been centralized and netted at the Group level to reduce the Group’s overall debt and interest expense. As a general rule, external financings will be undertaken at the E.ON AG level (or via finance subsidiaries under its guarantee) and on-lent as needed within the Group. In certain limited circumstances, future financings may also take place at subsidiary level e.g. for reasons of tax efficiency or regulatory compliance. E.ON’s aim is to maximize its financing efficiency and minimize structural subordination issues that would arise if significant external debt was held at the operating subsidiary level. Over time it is E.ON’s intention to refinance external subsidiary debt as it falls due with intercompany loans.

      In 2002, E.ON’s implementation of its centralized financing policy was reflected in the increase of the authorized amount of its Commercial Paper program to €5 billion in February 2002 and that of its Medium-Term Note program to €20 billion in August 2002. In addition, E.ON established a revolving credit facility in December 2002 that permits borrowings in various currencies in an aggregate amount of up to €15 billion. This facility replaced existing credit facilities of E.ON and Powergen and also provides a general liquidity backstop.

For additional information on these programs, including amounts outstanding and available as of year-end 2002, see Note 25 of the Notes to Consolidated Financial Statements.

      At year-end 2002, Standard & Poor’s Ratings Group (“S&P”) and Moody’s Investors Service (“Moody’s”) rated E.ON’s Commercial Paper program “A-1+” and “Prime-1” respectively, and E.ON’s Medium Term Note program “Aa2” and “AA-”, respectively. On January 10, 2003, Moody’s reduced its rating to “A1.” Following the settlement of litigation that had blocked E.ON’s Ruhrgas acquisition, S&P confirmed its E.ON rating on January 31, 2003.

      In an effort to further optimize the planning process, E.ON has reduced the length of its investment planning period from five years to three. The basis for this decision was E.ON’s belief that the product life cycles are continuously shortening and that conditions in markets and competitive relationships are changing more quickly.

      E.ON has budgeted €18 billion for capital investments for the three-year period between 2003 and 2005. This budgeted figure does not include the capital investments at Ruhrgas of €6-8 billion announced during the ministerial approval process, which primarily relate to gas exploration and infrastructure development.

      Total investments at the E.ON Energie division are expected to amount to €8.0 billion during the next three years. Of this amount, €5.7 billion is earmarked for fixed assets, primarily power transmission and distribution networks. Powergen’s investment is expected to total €2.5 billion, which is planned to be divided about equally between fixed asset investments in the U.K. and the U.S. Expenditures at Ruhrgas are projected to be €2.7 billion. Of the remaining €4.8 billion of the Group total, approximately €4 billion relates to the cost to acquire the remaining shares of Ruhrgas. The remaining amount is dedicated to other operations, primarily at the real estate division. The Group plans to spend about 95 percent of the total investment (€17.1 billion) in its core energy business. Approximately 60 percent of the total capital expenditures are targeted inside Germany. Nearly two thirds of E.ON’s budgeted capital expenditures are aimed at enlarging existing positions and tapping new markets.

      The Group expects to be able to finance the total volume of budgeted capital investments through divestment proceeds anticipated during the three-year planning period. E.ON plans to be able to markedly improve its financial position through increases in its operating cash flow. This would give the Group considerable financial flexibility to fund major strategic acquisitions.

      Material transactions that are expected to have a significant impact on E.ON’s cash flows in 2003 include the following. On March 5, 2003, E.ON sold shares equal to 5.8 percent of Bouygues Telecom’s outstanding shares to the Bouygues Group. Cash inflows from this transaction are expected to total €400 million. In February 2003, E.ON received €1.4 billion from the sale of 37.2 million shares of Degussa to RAG. Finally, E.ON’s capital expenditures for the completion of the acquisition of Ruhrgas will total approximately €4 billion.

      E.ON expects that cash flow from operations and cash received from disposals of non-core assets will continue to be the primary source of funds for its capital expenditures and working capital requirements in 2003. E.ON believes that its cash flow and available liquid funds and credit lines will be sufficient to meet its anticipated cash needs. In addition, various means of raising share capital are available to E.ON as discussed in “Item 10. Additional Information — Memorandum and Articles of Association — Changes in Capital” and Note 17 of the Notes to Consolidated Financial Statements.

      For a discussion of related party transactions, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

      The following represent the contractual obligations and commercial commitments of E.ON as of December 31, 2002:

Contractual Obligations	Total

(€ in millions)
Long-Term Debt	24,850
Purchase and Other Contractual Obligations	4,586
Operating Leases	1,560
Other Long-Term Contractual Obligations	735

Total Contractual Obligations	31,731

Total
Amounts
Other Commercial Commitments	Committed*

(€ in millions)
Financial Guarantees (excluding nuclear obligations)	816
Indemnification Agreements	5,376
Indirect Guarantees of Indebtedness of Others	753
Other Guarantees	36

Total Commercial Commitments	6,981

*	Maximal potential undiscounted future payments, excluding provisions.

      E.ON has contingent contractual obligations of approximately €3.6 billion related to put options which would require it to acquire certain shareholdings. These put options relate primarily to the E.ON Energie division. For more information, see Note 26 of the Notes to Consolidated Financial Statements.

      For more information with regards to E.ON’s contractual obligations and commercial commitments, see Notes 25 and 26 of the Notes to Consolidated Financial Statements.

      E.ON has established risk management policies that allow the use of foreign currency, interest rate and commodity derivative instruments and other instruments and agreements to manage its exposure to market, currency, interest rate, commodity price and counterparty risk. E.ON uses derivatives for both trading and non-trading purposes. Proprietary trading is conducted with the goal of improving operating results within defined limits in specified markets. For additional information about E.ON’s trading activities and risk management policies, see “Item 4. Information on the Company — Business Overview — E.ON Energie — German Operations — Trading”, “— Powergen — Energy Trading” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

      E.ON applies mark-to-market accounting for all of its energy trading activities, under the guidance of SFAS 133 and EITF Issue No. 98-10, “Accounting for Contracts Involving Energy Trading and Risk Management Activities” (“EITF 98-10”), respectively. EITF 98-10 requires that energy trading contracts are reflected at fair value, inclusive of future servicing costs and valuation adjustments, with resulting unrealized gains and losses recorded as assets and liabilities on the Consolidated Balance Sheet. Current period changes in the assets and liabilities from risk management activities are recognized as net gains or losses on the Consolidated Statement of Income. Changes in assets and liabilities from energy trading activities primarily result from changes in valuation of the portfolio of contracts, maturity and settlement of contracts and newly originated contracts. In October 2002, the Emerging Issues Task Force reached the conclusion to rescind EITF 98-10. The rescindment is effective for fiscal periods beginning after December 15, 2002. For details of this rescindment and the expected impact on the Company’s future financial results, see Note 2 of the Notes to Consolidated Financial Statements.

      The estimated fair value of commodity contracts used in the Group’s trading activities for the year ended December 31, 2002 is presented below:

FAIR VALUE RECONCILIATION TABLE

(€ in millions)

Fair value of contracts outstanding at the beginning of the period	(39.5)
Fair value of contracts concluded by Powergen as of July 1, 2002.	15.7
Contracts realized or otherwise settled during the period	(0.5)
Fair value of new contracts entered into during the period	(466.1)
Changes in fair values attributable to changes in valuation techniques and assumptions	—
Other changes in fair values	9.4

Fair value of contracts outstanding at the end of the period	(481.0)

      For information regarding market factors impacting the fair values of contracts, see “Item 4. Information on the Company — Business Overview — E.ON Energie — German Operations — Trading,” “— E.ON Energie — International Shareholdings,” and “— Powergen — Energy Trading” and Notes 29 and 31 of the Notes to Consolidated Financial Statements.

      E.ON estimated the gross mark-to-market value of its commodity contracts as of December 31, 2002 using quoted market values where available and other valuation techniques when market data is not available. In such instances, E.ON uses alternative pricing methodologies, including, but not limited to, weighted average probability models, spot prices adjusted for forward premiums/discounts and option pricing models. Fair value contemplates the effects of credit risk, liquidity risk, and time value of money on gross mark-to-market positions.

      The following table shows the sources of prices used to calculate the fair value of commodity contracts at December 31, 2002. In many cases these prices are fed into option models that calculate a gross mark-to-market value from which fair value is derived after considering reserves for liquidity, credit, time value and model confidence.

SOURCE OF FAIR VALUE TABLE

	Fair Value of Contracts at Period-End

	Maturity			Maturity in
	less than	Maturity	Maturity	excess of	Total Fair
Source of Fair Value	1 year	1-3 years	4-5 years	5 years	Value

	(€ in millions)
Prices actively quoted	(213.9)	(65.0)	0.2	—	(278.7)
Prices provided by other external sources	(174.3)	(42.6)	(0.4)	—	(217.3)
Prices based on models and other valuation methods	17.3	0.2	(1.4)	(1.1)	15.0

      The amounts disclosed above are not indicative of likely future cash flows, as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and E.ON’s risk management portfolio needs and strategies.

RESEARCH AND DEVELOPMENT

      In 2002, E.ON spent approximately €380 million on R&D, compared with €510 million in 2001 and €485 million in 2000. In 2002, 2001 and 2000, E.ON’s R&D expenditures as a percentage of sales were 1.0 percent, 1.4 percent and 1.2 percent, respectively. E.ON does not anticipate any significant changes in its R&D expenditures in the near term. The 2002 expenditures were almost completely attributable to Degussa, where about 3,450 of E.ON’s 3,766 R&D employees are employed. See “Item 4. Information on the Company — Business Overview — Chemicals — Research and Development.”

TREND INFORMATION

      For information on the principal trends and uncertainties affecting the Company’s results of operations and financial condition, see “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company — Operating Environment” “— Business Overview — E.ON Energie — Regulatory Environment” and “— Powergen — Regulatory Environment” and “Item 5. Operating and Financial Review and Prospects — Results of Operations” and “— Liquidity and Capital Resources.”

Item 6.     Directors, Senior Management and Employees.

DIRECTORS AND SENIOR MANAGEMENT

GENERAL

      In accordance with the Stock Corporation Act, E.ON has a Supervisory Board and a Board of Management. The two Boards are separate and no individual may simultaneously be a member of both Boards.

      The Board of Management is responsible for managing the day-to-day business of E.ON in accordance with the Stock Corporation Act and E.ON’s Articles of Association. The Board of Management is authorized to represent E.ON and to enter into binding agreements with third parties on behalf of it.

      The principal function of the Supervisory Board is to supervise the Board of Management. It is also responsible for appointing and removing the members of the Board of Management. The Supervisory Board may not make management decisions, but may determine that certain types of transactions require its prior consent.

      In carrying out their duties, the individual Board members must exercise the standard of care of a diligent and prudent businessperson. In complying with such standard of care, the Boards must take into account a broad range of considerations including the interests of E.ON and its shareholders, employees and creditors. In addition, the members of the Board of Management are personally liable for certain violations of the Stock Corporation Act by the Company.

SUPERVISORY BOARD (AUFSICHTSRAT)

      The present Supervisory Board of E.ON consists of twenty members, ten of whom were elected by the shareholders by a simple majority of the votes cast at a shareholder meeting in accordance with the provisions of the Stock Corporation Act, and ten of whom were elected by the employees in accordance with the German Co-determination Act (Mitbestimmungsgesetz).

      A member of the Supervisory Board elected by the shareholders may be removed by the shareholders by a majority of the votes cast at a meeting of shareholders. A member of the Supervisory Board elected by the employees may be removed by three-quarters of the votes cast by the relevant class of employees. The Supervisory Board appoints a Chairman and a Deputy Chairman of the Supervisory Board from amongst its members. At least half the total required number of members of the Supervisory Board must be present or participate in the decision making to constitute a quorum. Unless otherwise provided for by law, resolutions are passed by a simple majority of the votes cast. In the event of a tie, another vote is held and the Chairman (who is, in practice, a representative of the shareholders because the representatives of the shareholders have the right to elect the Chairman if two-thirds of the total required number of members of the Supervisory Board fail to agree on a candidate) then casts the tie-breaking vote.

      The members of the Supervisory Board are each elected for the same fixed term of approximately five years. The term expires at the end of the annual general shareholders’ meeting after the fourth fiscal year following the year in which the Supervisory Board was elected. Reelection is possible. The remuneration of the members of the Supervisory Board is determined by E.ON’s Articles of Association.

      Because all members of the Supervisory Board are elected at the same time, their terms expire simultaneously. The term of a substitute member of the Supervisory Board elected or appointed by a court to fill a vacancy ends at the time when the term of the original member would have ended. The incumbent members of

E.ON’s Supervisory Board, their respective ages and their principal occupation and experience, each as of December 31, 2002, as well as the year in which they were first elected to the Supervisory Board are as follows:

			Year
Name and Position Held	Age	Principal Occupation	First Elected

Dr. Klaus Liesen(1)	71	Chairman of the Supervisory Board of Ruhrgas AG	1991
Chairman of the Supervisory Board
		Supervisory Board Memberships/ Directorships: Allianz AG (Chairman), TUI AG, Volkswagen AG
Hubertus Schmoldt(3)	57	Chairman of the Board of Management of	1996
Deputy Chairman of the Supervisory Board		Industriegewerkschaft Bergbau, Chemie, Energie
		Supervisory Board Memberships/ Directorships: Bayer AG, Buna Sow Leuna Olefinverbund GmbH, Deutsche BP AG, RAG Coal International AG
Günter Adam(3)	51	Foreman, Degussa AG	2002
Member of the Supervisory Board
		Supervisory Board Memberships/ Directorships: Degussa AG
Dr. Karl-Hermann Baumann(1)	67	Chairman of the Supervisory Board of Siemens AG;	2000
Member of the Supervisory Board		formerly member of the Board of Management of Siemens AG
		Supervisory Board Memberships/ Directorships: Deutsche Bank AG, Linde AG, mg technologies AG, Schering AG, ThyssenKrupp AG, Wilhelm von Finck AG
Ralf Blauth(1)(3)	51	Industrial clerk, Degussa AG	1996
Member of the Supervisory Board
		Supervisory Board Memberships/ Directorships: Degussa AG
Dr. Rolf-E. Breuer	65	Chairman of the Supervisory Board of Deutsche Bank	1997
Member of the Supervisory Board		AG, formerly Spokesman of the Board of Management of Deutsche Bank AG
Supervisory Board Memberships/ Directorships:
		Bertelsmann AG, Deutsche Börse AG (Chairman), Deutsche Lufthansa AG, Siemens AG, Compagnie de Saint-Gobain S.A.(2), Landwirtschaftliche Rentenbank(2), Kreditanstalt für Wiederaufbau(2)
Dr. Gerhard Cromme	59	Chairman of the Supervisory Board of	1993
Member of the Supervisory Board		ThyssenKrupp AG
		Supervisory Board Memberships/ Directorships: Allianz AG, Axel Springer Verlag AG, Deutsche Lufthansa AG, Ruhrgas AG, Volkswagen AG, Suez S.A.(2)
Wolf-Rüdiger Hinrichsen(3)	47	Head of the Economic Affairs Department of	1998
Member of the Supervisory Board		E.ON AG
Ulrich Hocker	52	General Manager of the German Investor	1998
Member of the Supervisory Board		Protection Association
		Supervisory Board Memberships/ Directorships: CBB Holding AG (Chairman), Feri Finance AG, Karstadt Quelle AG, ThyssenKrupp Steel AG, Gartmore Capital Strategy Fonds(2), Phoenix Mecano AG(2)
Dr. Jochen Holzer, Honorary Senator(4)	68	Former Chairman of the Supervisory Board of	2000
Member of the Supervisory Board		VIAG AG 1993-1998

			Year
Name and Position Held	Age	Principal Occupation	First Elected

Jan Kahmann(3)	55	Member of the Board of the Unified Service	2001
Member of the Supervisory Board		Sector Union (ver.di)
		Supervisory Board Memberships/ Directorships: Eurogate Beteiligungs GmbH, TUI AG
Eva Kirchhof(3)	45	Diploma-Physicist, Degussa AG	2002
Member of the Supervisory Board
		Supervisory Board Memberships/ Directorships: Degussa AG, Infracor GmbH
Dr. h.c. Andre Leysen	75	Honorary Chairman of the Administrative Board of	1993
Member of the Supervisory Board		Gevaert N.V., formerly Chairman of the Administrative Board of Gevaert N.V.
		Supervisory Board Memberships/ Directorships: Deutsche Telekom AG, Schenker AG
Margret Mönig-Raane(3)	54	Vice-Chairwoman of the Board of the	1998
Member of the Supervisory Board		Unified Service Sector Union (ver.di)
		Supervisory Board Memberships/ Directorships: Deutsche Bank AG
Ulrich Otte(3)	53	Systems engineer, E.ON Energie AG	2001
Member of the Supervisory Board
		Supervisory Board Memberships/ Directorships: E.ON Energie AG, E.ON Kraftwerke GmbH
Klaus-Dieter Raschke(1)(3)	49	Tax Assistant, E.ON Kernkraft GmbH	2002
Member of the Supervisory Board
		Supervisory Board Memberships/ Directorships: E.ON Energie AG, E.ON Kernkraft GmbH
Armin Schreiber(3)	49	Electrical Engineer, E.ON Kernkraft GmbH,	2000
Member of the Supervisory Board		Formerly member of the Supervisory Board of VIAG AG 1997-2000
Dr. Henning Schulte-Noelle	60	Chairman of the Board of Management, Allianz AG	1993
Member of the Supervisory Board
Supervisory Board Memberships/ Directorships:
		Allianz Dresdner Asset Management GmbH (Chairman), Allianz Lebensversicherungs-AG (Chairman), Allianz Versicherungs-AG (Chairman), BASF AG, Dresdner Bank AG (Chairman), Linde AG, Siemens AG, ThyssenKrupp AG, AGF S.A.(2), RAS S.p.A.(2)
Kurt F. Viermetz	63	Retired Vice Chairman and Director of the Board	1996
Member of the Supervisory Board		of J.P. Morgan & Co. Incorporated, formerly Chairman of the Supervisory Board of Bayerische Hypo- und Vereinsbank AG
		Supervisory Board Memberships/ Directorships: Bayerische Hypo- und Vereinsbank AG, Grosvenor Estate Holdings(2)
Dr. Bernd W. Voss	63	Member of the Supervisory Board of Dresdner	1993
Member of the Supervisory Board		Bank AG, formerly Member of the Board of Management of Dresdner Bank AG
		Supervisory Board Memberships/ Directorships: Allianz AG, Continental AG, Karstadt Quelle AG, Quelle AG, TUI AG, Wacker Chemie GmbH, Bankhaus Reuschel & Co(2) (Chairman), ABB Ltd.(2)

(1)	Member of E.ON AG’s Audit Committee. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance.”

(2)	Membership in comparable domestic or foreign supervisory body of a commercial enterprise.

(3)	Elected by the employees.

(4)	Pursuant to the merger agreement between VEBA AG und VIAG AG, as long as the State of Bavaria holds more than a four percent interest in E.ON AG, it has the right to propose for election one member of the Supervisory Board. Accordingly, the State of Bavaria proposed Mr. Holzer for Supervisory Board membership. This right of proposal, however, is not binding on the Supervisory Board, which submits a proposal for election of Supervisory Board members to the applicable shareholders’ meeting according to its due discretion.

      The current members of the Supervisory Board are subject to reelection in 2003.

BOARD OF MANAGEMENT (VORSTAND)

      As of December 31, 2002, the Board of Management of E.ON consisted of five members (the total number is determined by the Supervisory Board) who are appointed by the Supervisory Board in accordance with the Stock Corporation Act.

      Pursuant to E.ON’s Articles of Association, any two members of the Board of Management, or one member of the Board of Management and the holder of a special power of attorney (Prokura), may bind E.ON. According to E.ON’s Articles of Association, Prokura is granted by the Board of Management.

      The Board of Management must report regularly to the Supervisory Board, in particular on proposed business policy and strategy, profitability, on the current business of E.ON and on business transactions that may affect the profitability or liquidity of E.ON, as well as on any exceptional matters which may arise from time to time. The Supervisory Board is also entitled to request special reports at any time.

      The members of the Board of Management are appointed by the Supervisory Board for a maximum term of five years. They may be re-appointed or have their term extended for additional five-year terms, subject to certain limitations depending upon the age of the member. Under certain circumstances, such as a serious breach of duty or a bona fide vote of no confidence by the shareholders at a shareholders’ meeting, a member of the Board of Management may be removed by the Supervisory Board prior to the expiration of such term.

      The current members of the Board of Management, their respective ages and their positions and experience, each as of December 31, 2002, as well as the year in which they were first appointed to the Board and the years in which their terms expire, respectively, are as follows:

			Year First		Year Current
Name and Title	Age	Business Activities and Experience	Appointed		Term Expires

Ulrich Hartmann Chairman of the Board of Management	64	Co-Chief Executive Officer; Corporate Communications, Corporate and Public Affairs, Investor Relations, Supervisory Board Relations; formerly Chairman of the Board of Management of VEBA AG	1989	(1)	2003
Supervisory Board Memberships/ Directorships:
		E.ON Energie AG(2) (Chairman), Deutsche Lufthansa AG, Hochtief AG, IKB Deutsche Industriebank AG (Chairman), Münchener Rückversicherungs-Gesellschaft AG (Chairman), RAG Aktiengesellschaft (Chairman), Arcelor(3), Henkel KGaA(3), Powergen plc(3)(5) (Chairman)
Prof. Dr. Wilhelm Simson Chairman of the Board of Management	64	Co-Chief Executive Officer; Group Strategy, Executive Development, Audit; formerly Chairman of the Board of Management and Chief Executive Officer of VIAG AG	2000	(4)	2003
		Supervisory Board Memberships/ Directorships: Degussa AG(2) (Chairman), VIAG Telecom AG(2) (Chairman), Bayerische Hypo- und Vereinsbank AG

			Year First	Year Current
Name and Title	Age	Business Activities and Experience	Appointed	Term Expires

Dr. Hans Michael Gaul Member of the Board of Management	60	Controlling/ Corporate Planning, M&A, Legal Affairs; formerly Member of the Board of Management of VEBA AG	1990	2004
Supervisory Board Memberships/ Directorships:
		Degussa AG(2), E.ON Energie AG(2), Viterra AG(2) (Chairman), Allianz Versicherungs-AG, DKV AG, RAG Aktiengesellschaft, STEAG AG, Volkswagen AG, E.ON North America, Inc.(3)(5), LG&E Energy Corp.(3)(5), Powergen plc(3)(5)
Dr. Manfred Krüper Member of the Board of Management	61	Labor Relations, Personnel, Infrastructure and Services, Procurement, Organization; formerly Member of the Board of Management of VEBA AG	1996	2005
Supervisory Board Memberships/ Directorships:
		Viterra AG(2), equitrust Aktiengesellschaft (Chairman), RAG Aktiengesellschaft, RAG Immobilien AG, Victoria Versicherung AG, Victoria Lebensversicherung AG, E.ON North America, Inc.(3)(5) (Chairman)
Dr. Erhard Schipporeit Member of the Board of Management	53	Chief Financial Officer; Finance, Accounting, Taxes, IT; formerly Member of the Board of Management of VIAG AG (appointed in 1997)	2000	2005
Supervisory Board Memberships/ Directorships:
		Degussa AG(2), E.ON Energie AG(2), VIAG Telecom AG(2), Commerzbank AG, HDI Privat Versicherung AG, Connect Austria GmbH(3)(5), E.ON Risk Consulting GmbH(3)(5) (Chairman), HDI Va.G.(3)

(1)	Appointed Chairman of the Board of Management of VEBA AG in 1993.

(2)	Group mandate.

(3)	Membership in comparable domestic or foreign supervisory body of a commercial enterprise.

(4)	Appointed Chairman of the Board of Management of VIAG AG in 1993, and became Co-Chairman of E.ON’s Board of Management following the VEBA-VIAG merger.

(5)	Other Group mandate (membership in comparable domestic or foreign supervisory body of a commercial enterprise).

      In its meeting on March 5, 2003, the Supervisory Board appointed Dr. Burckhard Bergmann as member of the Board of Management with immediate effect. He is in charge of the gas business.

      In its meeting on September 3, 2002, the Supervisory Board appointed Dr. Wulf Bernotat as Chairman of the Board of Management and Chief Executive Officer with effect as of May 1, 2003.

      The members of the Supervisory Board and Board of Management hold, in aggregate, less than one percent of E.ON’s outstanding Ordinary Shares.

COMPENSATION

      Provided that E.ON shareholders approve the proposed dividend at the Annual Shareholders Meeting on April 30, 2003, total remuneration to members of the Supervisory Board will be €2.6 million. Of this total, €0.7 million consists of fixed compensation (including compensation for duties performed at subsidiaries and attendance fees) and €1.9 million of variable compensation.

      Pursuant to E.ON AG’s Articles of Association, members of the Supervisory Board receive an annual fixed fee of €10,000 and are reimbursed each fiscal year for their meeting-related expenses, including reimbursement for the value added tax on their remuneration. Members of the Supervisory Board also receive an attendance fee of €1,000 per meeting. In addition, members of the Supervisory Board receive an annual variable fee of €1,250 for each percentage point by which the dividend paid to shareholders exceeds 4 percent of the Company’s capital stock. The Chairman of the Supervisory Board receives three times the above-mentioned fees, the Deputy Chairman receives double the above-mentioned fees, and each member of a committee receives one-and-a-half times the above-mentioned fees.

      Members of the Supervisory Board who serve less than the entire financial year owing to a change in the Board’s composition receive the above-mentioned fees on a proportionate basis. There were no loans to members of the Supervisory Board in the 2002 financial year.

      Total remuneration to members of the Board of Management was €10.5 million. Of this total, €4.6 million consisted of fixed compensation, including compensation for duties performed at subsidiaries, as well as monetary benefits and other compensation. Variable compensation of €5.2 million reflects the performance-related bonus members of the Board of Management would receive if the dividend of €1.75 per Ordinary Share is approved. Total remuneration also includes gains totaling €0.7 million from the exercise of 124,750 stock appreciation rights (“SARs”) from the first and second tranche of the SAR plan described in Note 10 of the Notes to Consolidated Financial Statements.

      In early 2002, members of the Board of Management received 260,000 SARs. These SARs were part of the fourth tranche of the SAR plan. On the balance sheet date, the SARs of all tranches had a hypothetical exercise value of zero, because the E.ON share price ended the year markedly below the strike prices of the respective tranches.

      Total payments to retired members of the Board of Management and their beneficiaries were €4.9 million. Provisions of €53.9 million have been provided for the pension obligations to retired members of the Board of Management and their beneficiaries. There were no loans to members of the Board of Management in the 2002 financial year.

      E.ON has service agreements with the members of its Board of Management. The service agreements of the members of the Board of Management do not contain provisions for payments should a member’s employment be terminated prior to expiration of the agreement or not be extended by the Supervisory Board. In the case where an agreement has not been extended, members of the Board of Management shall receive retirement payments after their service agreements have ended which are based on the length of their membership on the Board of Management. Should a member’s service agreement be terminated prior to expiration or not be extended at the request of such member or for important reason no retirement payments shall be due, except for statutory claims, such as mandatory pension benefits. In the special case of a change in control of E.ON AG, members of the Board of Management shall receive a payment equal to a maximum of five years’ annual compensation.

EMPLOYEES

      As of December 31, 2002, E.ON employed a workforce of 107,856 people, which represented an increase of 16.2 percent from year-end 2001. This increase is mainly due to the first-time inclusion of Powergen. Excluding Powergen, the number of employees in the Group increased slightly in 2002. Of the total number of employees, 61 percent were based in Germany. Of the 107,856 employees at year-end 2002, 4,729 were apprentices. The following table sets forth information about the number of employees of E.ON as of December 31, 2002, 2001 and 2000:

	Employees at			Employees at			Employees at
	December 31, 2002			December 31, 2001			December 31, 2000

	Total	Germany	Foreign	Total	Germany	Foreign	Total	Germany	Foreign

E.ON Energie	45,394	34,268	11,126	39,560	30,829	8,731	34,406	30,396	4,010
Powergen	11,591	—	11,591	—	—	—	—	—	—
Chemicals Division	47,623	28,351	19,272	48,927	29,532	19,395	56,816	34,212	22,604
Real Estate Division	2,683	2,660	23	2,049	2,020	29	2,660	2,569	91
Holding/ Other	565	377	188	2,218	379	1,839	13,470	2,918	10,552

Total	107,856	65,656	42,200	92,754	62,760	29,994	107,352	70,095	37,257

      Expenditures for salaries and wages totaled €6.5 billion in 2002, up 0.6 percent from 2001, primarily due to the first-time inclusion of Powergen from July 1, 2002.

      Many of the Group’s employees are members of labor unions. Almost all of the union members in Germany belong to the national chemicals/mining/energy and the public services/transportation/traffic unions. None of E.ON’s facilities in Germany is operated on a “closed shop” basis. In Germany, employment agreements for blue collar workers and for white collar employees below management level are generally collectively negotiated between the regional association of the companies within a particular industry and the respective unions. In addition, under German law, works councils comprised of both blue collar and white collar employees participate in determining company policy with regard to certain compensation matters, work hours and hiring policy.

      Powergen U.K.’s organizational structure comprises a number of businesses which are supported by central functional teams that provide finance, legal and human resources services. Powergen U.K. has in place a company level framework for collective bargaining that has been jointly agreed with the five recognized trade unions. This framework provides for arrangements for negotiation and consultation at the company level and the business unit level. At the company level, a range of common standards is negotiated with the trade unions for company-wide application. At the business unit level, detailed negotiation of pay and other business-specific terms and conditions is negotiated by business level employee forums. These forums consist of representatives from management, trade unions and employees and fulfill a consultative as well as a negotiating role. Since privatization, Powergen U.K. believes it has maintained constructive relationships with its recognized unions.

      The employees of LG&E Energy who are members of labor unions belong to local units of the International Brotherhood of Electrical Workers (“IBEW”) and The United Steelworkers of America (“USWA”). Most of these union employees are involved in operational and maintenance work in power generation and distribution operations. The majority of LG&E Energy’s employees are not union members. In the United States, Collective Bargaining Agreements (“CBA”) are negotiated between the local management (i.e., LG&E, KU and WKE) and local union representatives. Each CBA generally has a term of three to four years and has no strike or lock out clauses during the term of the agreement. While LG&E Energy had an adversarial relationship in the past with the IBEW, its primary union, management believes relations have significantly improved and may now be characterized as cooperative.

      Pursuant to EU requirements, E.ON also established a European works council in 1996 that is responsible for cross-border issues. The Company believes that it has satisfactory relations with its works councils and unions and therefore anticipates reaching new agreements with its labor unions on satisfactory terms as the existing agreements expire. There can be no assurance, however, that new agreements will be reached without a work stoppage or strike or on terms satisfactory to the Company. A prolonged work stoppage or strike at any of its major manufacturing facilities could have a material adverse effect on the Company’s results of operations. The Group has not experienced any material strikes during the last ten years.

      Since 1984, E.ON has had an employee share purchase program under which employees may purchase shares at a discount to the extent provided under German tax laws (according to Section 19a of the German Income Tax Law, in 2002 employees were eligible for a discount of up to €154 per employee). In 2002, employees purchased 218,305 Ordinary Shares under this program.

STOCK INCENTIVE PLANS

      Since 1999, E.ON AG has run a SAR plan for key executives of the Group. The purpose of this plan is to focus key executives on long-term corporate growth. The SAR plan is based on the performance of E.ON AG’s ordinary shares. E.ON AG granted approximately 1.6 million SARs to 186 top-level executives worldwide in 2002, including members of the Board of Management, as part of their compensation.

      In 2001, Degussa also introduced a SAR plan for executives. This plan is based on the performance of Degussa’s ordinary shares. In 2002, Degussa granted approximately 1.5 million SARs to 227 executives worldwide, including the members of Degussa’s Board of Management, as part of their compensation.

      For more information about these plans, see Note 10 of the Notes to Consolidated Financial Statements.

Item 7.     Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

      As of December 31, 2002, E.ON had an aggregate number of 652,341,876 Ordinary Shares with no par value outstanding. Under the Articles of Association, each Ordinary Share represents one vote.

      Based on information available to E.ON, including filings with the SEC, the following table summarizes the holdings of those shareholders who beneficially owned more than 5 percent of the Ordinary Shares as of the dates indicated. None of these Ordinary Shares possess any special voting rights.

	As of December 31,

	2002		2001		2000

	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class

Allianz AG	44,850,517	6.5	61,807,102	8.9	83,386,334	10.9

      Holders of voting securities of listed German corporations (including E.ON) whose shareholding reaches, passes or falls below certain thresholds are subject to certain notification requirements under German law. These thresholds are 5, 10, 25, 50 and 75 percent of a company’s voting rights. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association” and Note 17 of the Notes to Consolidated Financial Statements.

      In addition as of December 31, 2002 E.ON directly and indirectly held a total of 39,658,124 of its own Ordinary Shares in treasury stock, representing 5.73 percent of its voting rights. E.ON cannot vote these shares. For more information, see Notes 17 and 21 of the Notes to Consolidated Financial Statements.

      Although E.ON is unable to determine the exact number of its Ordinary Shares held in the United States, it believes that as of December 31, 2002, approximately 12 percent of its outstanding share capital was held in the United States. For more information, see “Item 9. The Offer and Listing — General.”

RELATED PARTY TRANSACTIONS

      In the ordinary course of its business, E.ON enters into transactions with numerous businesses, including firms in which the Group holds ownership interests and those with which some of E.ON’s Supervisory Board members hold positions of significant responsibility.

      Allianz AG is a major shareholder of E.ON. Allianz AG provides the Group with insurance coverage in the ordinary course of business for which it was paid reasonable and customary fees. E.ON has ongoing banking relations with Deutsche Bank AG, previously a major shareholder, in the ordinary course of business.

      E.ON directly and indirectly holds a 39.2 percent interest in RAG. In January 2002, E.ON and its wholly owned subsidiary E.ON Energie sold their respective 6.5 percent interests in STEAG, a German independent power producer, to RAG. Proceeds received for this 13 percent shareholding totaled approximately €288 million and E.ON realized a gain of €173 million after elimination of intercompany profit. Finally, in February 2003, E.ON sold 37.2 million of its shares in Degussa (approximately 18 percent of Degussa’s outstanding shares) to RAG for €1.4 billion and has an agreement to sell additional shares to RAG in the future. Subsequent to this transaction, both E.ON and RAG hold a 46.5 percent interest in Degussa. E.ON has also agreed to purchase the underlying shares from the lenders who provided RAG’s third-party debt financing of the acquisition under certain cases of default by RAG. For more information on these transactions, see “Item 4. Information on the Company — History and Development of the Company — Ruhrgas” and “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions.”

      From time to time E.ON may make loans to companies in which the Group holds ownership interests. At year-end 2002, E.ON had aggregate outstanding loans to companies in which the Group holds ownership interests amounting to €2,091 million.

Item 8.     Financial Information.

CONSOLIDATED FINANCIAL STATEMENTS

      See “Item 18. Financial Statements” and pages F-1 to F-73.

LEGAL PROCEEDINGS

      Various legal actions, including lawsuits for product liability or for alleged price fixing agreements, governmental investigations, proceedings and claims are pending or may be instituted or asserted in the future against the Company. Since litigations or claims are subject to numerous uncertainties, their outcome cannot be ascertained; however, in the opinion of management, the outcome of these matters will not have a material adverse effect upon the financial condition, results of operations or cash flows of the Company.

      In the wake of the various corporate restructurings of the past several years, shareholders have filed a number of claims (Spruchstellenverfahren). The claims contest the adequacy of share exchange ratios or cash settlements. The claims impact the Company’s E.ON Energie, chemicals and the former distribution/ logistics divisions, as well as the VEBA-VIAG merger. In connection with the VEBA-VIAG merger, certain shareholders of the former VIAG have filed claims with the district court in Munich, contesting the adequacy of the share exchange ratio used in the merger. The claims challenge in particular the valuation used for VIAG’s telecommunications shareholdings, which were valued at the earnings value of the businesses. The plaintiffs claim that a divestiture of these shareholdings was anticipated, and therefore the holdings should have been valued at fair market value as if sold as of the merger date. Because the share exchange ratios and settlements were determined by outside experts and reviewed by independent auditors, E.ON believes that the exchange ratios and settlements are correct.

      On July 2, 2002, the EU Commission imposed a fine on Degussa in the amount of €118 million for violations of EU competition rules arising out of alleged price fixing with respect to the feed additive methionin. Degussa has initiated court proceedings with the aim of challenging the fine. Although Degussa’s management believes that its challenge is supported by the facts, the outcome of the proceedings is uncertain, and no assurance can be given that the fine will be overturned or reduced.

      For a discussion of litigation in connection with E.ON’s acquisition of Ruhrgas, see “Item 4. Information on the Company — History and Development of the Company — Ruhrgas.”

      For information about proceedings instituted by the German Federal Cartel Office affecting E.ON Energie’s subsidiaries, see “Item 3. Key Information — Risk Factors — External.”

      E.ON maintains general liability insurance covering claims on a worldwide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in light of E.ON’s businesses and the risks to which they are subject. For a discussion of E.ON Energie’s nuclear accident protection, see “Item 4. Information on the Company — Business Overview — E.ON Energie.”

DIVIDEND POLICY

      The Supervisory Board and the Board of Management jointly propose the dividends based on the E.ON AG’s unconsolidated financial statements. The dividends are officially declared at the annual general meeting of shareholders which is usually convened during the second quarter of each year. The shareholders approve the dividends. Holders of E.ON’s Ordinary Shares on the date of the annual general meeting of shareholders are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or other governmental charges. See also “Item 10. Additional Information — Taxation.” Cash dividends payable to holders of Ordinary Shares will be distributed by Dresdner Bank AG, Frankfurt, as paying agent. In Germany, the payment will be made to the holder’s custodian bank or other institution holding the shares for the shareholder which will credit the payment to the shareholder’s account. For purposes of distribution in the United States, the dividend will be paid to J.P. Morgan Chase & Co. as U.S. transfer agent. For ADS holders in the United States, the payment will be converted from euros to U.S. dollars unless the ADS holder instructs otherwise. The U.S. dollar amounts of dividends may be affected by fluctuations in exchange rates. See “Item 3. Key Information — Exchange Rates.”

      E.ON AG expects to continue to pay dividends, although there can be no assurance as to the particular amounts that may be paid from year to year. The payment of future dividends will depend upon E.ON’s earnings, financial condition (including its cash needs), future earnings prospects and other factors.

      See also “Item 3. Key Information — Dividends.”

SIGNIFICANT CHANGES

      For information about significant changes following December 31, 2002, see “Item 4. Information on the Company — History and Development of the Company.”

Item 9.     The Offer and Listing.

GENERAL

      The principal trading market for the Ordinary Shares is the Frankfurt Stock Exchange. The Ordinary Shares are also traded on the other German stock exchanges in Berlin, Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart, as well as on XETRA (see below), and on the Swiss Stock Exchange. Options on Ordinary Shares are traded on the German derivatives exchange (Eurex Deutschland). E.ON believes that as of December 2002, it had close to 478,000 stockholders.

      ADSs, each representing one Ordinary Share with a pro rata amount of the registered capital of E.ON AG attributable to each share of €2.60, are listed on the NYSE and trade under the symbol “EON.” The depositary for the ADSs is J.P. Morgan Chase & Co. of New York.

TRADING ON THE NEW YORK STOCK EXCHANGE

      The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the NYSE, as reported on the NYSE Composite Tape.

	Price per ADS ($)

	High	Low

1998	72 5/8	48
1999	66 1/4	42 1/8
2000	60 3/8	40 5/8
2001(1)	60.50	42.03
First Quarter(1)	60.50	42.03
Second Quarter	52.40	46.00
Third Quarter	56.75	47.30
Fourth Quarter	56.90	46.67
2002	58.02	39.80
First Quarter	52.25	47.75
Second Quarter	58.02	50.80
Third Quarter	57.90	42.80
Fourth Quarter	50.31	39.80
September	50.30	42.80
October	50.31	43.40
November	48.51	41.51
December	45.90	39.80
2003
January	45.36	39.85
February	44.92	38.91

(1)	On January 29, 2001, the NYSE started trading all listed issues in decimals instead of fractions.

      On March 10, 2003, the closing sale price per ADS on the NYSE as reported on the NYSE Composite Tape was $41.06.

TRADING ON THE FRANKFURT STOCK EXCHANGE

      The Frankfurt Stock Exchange is by far the most significant of the eight German stock exchanges. By the end of December 2002, it accounted for approximately 90 percent of the total securities orderbook turnover in Germany. As of the end of 2002, the equity securities of 5,768 corporations, including 4,901 foreign corporations, were traded on the Frankfurt Stock Exchange.

      The Exchange Council of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) approved a new segmentation of the Exchange’s equity markets on November 19, 2002, with the goal of increasing transparency, liquidity, legal certainty and integrity. The new structure, which took effect on January 1, 2003, consists of the Prime Standard Segment and the General Standard Segment.

      The Prime Standard segment is designed for companies that wish to target international investors. Accordingly, Prime Standard companies are required to meet transparency criteria over and above those required for General Standard companies. These criteria, which are based on international practice, include:

•	Quarterly reporting;

•	Application of international accounting standards (either IAS or U.S. GAAP);

•	Publication of a financial calendar listing the most important corporate events;

•	At least one analysts’ conference per year; and

•	Provision of English language versions of all current reports and ad-hoc disclosures required under the German Securities Trading Act (Wertpapierhandelsgesetz, or “Securities Trading Act”).

Issuers are admitted to the Prime Standard segment upon application, subject to approval by the Admission Board of the Frankfurt Stock Exchange. E.ON’s Ordinary Shares have been admitted to the Prime Standard segment.

      Companies that had been listed in the former first or second segments of the Frankfurt Stock Exchange that did not apply for admission to the Prime Standard segment were automatically included in the General Standard segment as of January 1, 2003. The General Standard segment is aimed at smaller and mid-sized companies that predominantly attract domestic investors, and are interested in a relatively inexpensive way of being and remaining listed. This segment requires companies to comply with the statutory minimum requirements of the Official Market (Amtlicher Markt) or the Regulated Market (Geregelter Markt), including:

•	Annual financial statements;

•	Semi-annual reporting; and

•	Publication of ad-hoc disclosures required under the Securities Trading Act in German.

      Prices are continuously quoted on the Frankfurt Stock Exchange floor and on XETRA each business day between 9:00 a.m. and 8:00 p.m. Central European Time (“CET”) for E.ON Ordinary Shares, as well as for other actively traded shares. The Frankfurt Stock Exchange publishes a daily official list (Orderbuchstatistik) which includes the volume of recorded transactions in the shares comprising the DAX 100 Index (a performance index comprising the shares of the 100 largest companies, including those 30 companies, of which E.ON is one, comprising the Deutsche Aktienindex or DAX 30 Index, the key benchmark of trading on the Frankfurt Stock Exchange), together with the prices of the highest and lowest recorded trades of the day. The list reflects price and volume information for trades completed by members on the floor during the day as well as for interdealer trades completed off the floor.

      XETRA (Exchange Electronic Trading System) is a computerized trading platform that can be accessed by all market participants regardless of their geographical location. It is administered by the Deutsche Börse AG and integrated into the Frankfurt Stock Exchange and subject to the Exchange’s rules and regulations. XETRA is open for trading from 9:00 a.m. to 8:00 p.m. CET. Unlike exchange floor-trading, electronic order processing makes it possible for orders to be entered in the system and matched up to the end of the trading day. All of the equity securities listed on the Frankfurt Stock Exchange, as well as approximately 2,200 warrants are traded on XETRA.

      The market supervisory committee of each German stock exchange is responsible for maintaining market transparency and regulating price determination and stock market pricing in general. The market supervisory committee is made up of the German Federal securities affairs supervisory body (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BAFin”), the local state stock market supervisory authority and the stock market internal trading supervision and monitoring body. This Frankfurt Stock Exchange’s internal supervisory body is independently responsible for ensuring correct trading and order processing on the market, with the goal of enhancing the protection provided to the investor and improving the overall integrity of the market.

      The Frankfurt Stock Exchange’s market supervision committee also includes representatives of the Hessian State Ministry for Economic Affairs, Transport and State Development and the BAFin. The local state supervisory authority is responsible for ensuring that stock exchange regulations and directives governing stock exchange operations and the correct processing of stock exchange business are observed. The BAFin is responsible for the detection and enforcement of insider trading and ensuring transparency, and cooperates at the international level with other stock market supervisory authorities from outside of Germany.

      The table below sets forth, for the periods indicated, the high and low closing sales prices (Schlusskurse) for the Ordinary Shares on XETRA, as reported by the Frankfurt Stock Exchange, together with the highs and lows of the DAX 30 Index.

      See the discussion under “Item 3. Key Information — Exchange Rates” with respect to rates of exchange between the dollar and the euro applicable during the periods set forth below.

	Price Per
	Ordinary Share		DAX 30 Index(1)

	High	Low	High	Low

	(€)		(€ in thousands)
1998	66.90	41.11	6,171.43	3,896.08
1999	62.60	41.60	6,958.14	4,678.72
2000	66.55	41.01	8,064.97	6,200.71
2001	64.50	46.91	6,795.14	3,787.23
First Quarter	63.50	46.91	6,795.14	5,388.02
Second Quarter	61.94	51.75	6,278.90	5,553.46
Third Quarter	64.50	51.75	6,109.50	3,787.23
Fourth Quarter	61.40	53.10	5,271.29	4,239.97
2002	59.97	38.16	5,462.55	2,597.88
First Quarter	59.61	55.60	5,462.55	4,745.58
Second Quarter	59.97	58.75	5,343.88	4,099.05
Third Quarter	59.80	43.53	4,483.03	2,769.03
Fourth Quarter	52.07	38.16	3,380.20	2,597.88
September	51.80	43.53	3,609.41	2,769.03
October	52.07	44.60	3,282.67	2,597.88
November	48.50	42.18	3,360.76	3,042.06
December	45.00	38.16	3,380.20	2,840.00
2003
January	42.90	36.93	3,157.25	2,643.80
February	41.97	36.13	2,751.99	2,450.20

(1)	The DAX 30 Index is a continuously updated, capital-weighted performance index of 30 German blue chip companies. E.ON represented approximately 9.38 percent of the DAX 30 Index as of March 10, 2003. In principle, the shares included in the DAX 30 Index were selected on the basis of their stock exchange turnover and their market capitalization. Adjustments of the DAX 30 Index are made for capital changes, subscription rights and dividends.

      On March 10, 2003, the closing sale price per Ordinary Share on XETRA, as reported by the Frankfurt Stock Exchange was €37.11, equivalent to $40.96 per Ordinary Share, translated at the euro Foreign Exchange Rate as published on Reuters page EUROFX/1 on such date.

Item 10.     Additional Information.

MEMORANDUM AND ARTICLES OF ASSOCIATION

          Organization, Register and Entry Number

      E.ON AG is a stock corporation organized under the laws of the Federal Republic of Germany under the Stock Corporation Law (Aktiengesetz). It is entered in the Commercial Register (Handelsregister) maintained by the local court of Düsseldorf, Germany, under the entry number HRB 22315.

          Objects and Purposes

      The purposes of the Company, described in Section 2 of E.ON AG’s Articles of Association (Satzung), are as follows:

      E.ON AG controls a group of companies active in the following business sectors in particular:

•	energy, with principal operations in electricity, gas and oil as well as water and waste disposal;

•	chemicals, principally consisting of specialty chemicals, construction chemicals and petrochemicals;

as well as activities in

•	telecommunications; and

•	real estate.

      E.ON is also authorized to manage businesses in the fields of distribution and logistics, aluminum, silicon wafers and packaging.

      Activities in these business sectors include electricity generation, distribution, transmission, supply and trading. Facilities of all kinds can be erected, acquired and operated, and services and business cooperations of all kinds can be undertaken.

      Further, its Articles of Association authorize E.ON AG to conduct business itself in these sectors; in particular, it can conclude individual transactions. E.ON AG is entitled to take all actions and measures related to its purpose or suited to serve its purpose, directly or indirectly.

      E.ON may also establish and purchase other companies, and may acquire shareholdings in other companies, particularly companies active, in whole or in part, in the business sectors set forth above. The Articles of Association further authorize E.ON to acquire interests in companies of all kinds with the primary objective of investing financial resources, regardless of whether the company operates within one of E.ON’s stated business sectors.

Corporate Governance

      German stock corporations are governed by three separate bodies: the annual general meeting of shareholders, the supervisory board and the board of management. Their roles are defined by German law and by the corporation’s Articles of Association, and may be described generally as follows:

•	The Annual General Meeting of Shareholders ratifies the actions of the corporation’s supervisory board and board of management. It decides, among other things, on the amount of the annual dividend, the appointment of an independent auditor and certain significant corporate transactions. In corporations with more than 2,000 employees, shareholders and employees elect or appoint an equal number of representatives to the supervisory board. The annual general meeting must be held within the first eight months of each fiscal year.

•	The Supervisory Board appoints and removes the members of the board of management and oversees the management of the corporation. Although prior approval of the supervisory board may be required in connection with certain significant matters, the law prohibits the supervisory board from making management decisions.

•	The Board of Management manages the corporation’s business and represents it in dealings with third parties. The board of management submits regular reports to the supervisory board about the corporation’s operations and business strategies, and prepares special reports upon request. A person may not serve on the board of management and the supervisory board of a corporation at the same time.

      In February 2002, a Government Commission appointed by the German Minister of Justice presented the new German Corporate Governance Code (the “Code”). The new Code describes and summarizes the statutory corporate governance framework set forth in the Stock Corporation Act, and, to the extent applicable, the German Securities Trading Act and the German Takeover Act. It also includes recommendations and suggestions for standards on responsible corporate governance, with the recommendations being intended to reflect generally accepted best practices. A new Transparency and Publicity Act (Tranzparenz- und Publizitatsgesetz) came into effect in July 2002. A new Article 161 was also added to the Stock Corporation Act, stipulating that the board of management and supervisory board of German listed companies shall declare once a year that the recommendations of the Code have been and are being complied with, or identify which of the Code’s recommendations have not been or are not being applied. E.ON submitted this declaration for the first time on December 19, 2002 and published the text on its corporate website at www.eon.com. Material appearing on the website is not incorporated by reference into this annual report.

      E.ON complies with the Code’s recommendations with only two exceptions. First, the liability insurance E.ON provides for members of the Board of Management and Supervisory Board (so-called D&O insurance) does not include a deductible. E.ON believes that imposing deductibles is not an appropriate means of improving the sense of responsibility with which the members of the Board of Management and Supervisory Board perform their assigned tasks and functions. Second, the Code recommends that chairpersons of Supervisory Board committees receive extra compensation for their service in this regard. Although E.ON does not currently pay such fees, it intends to follow the Code’s recommendations in this regard and will propose a corresponding amendment to its Articles of Association at the next shareholders’ meeting.

      E.ON has always welcomed the creation of uniform corporate governance standards. E.ON believes that the Code will make the German system of corporate governance more transparent and promote the trust of international and national investors and the general public in the management and supervision of German listed companies. Taking the Code as a basis, E.ON reviewed its internal rules and procedures relating to shareholders’ meetings, the interaction between the Board of Management and the Supervisory Board and the transparency of its financial reporting, as well as the Company’s procedures for accounting and auditing. E.ON concluded from this review that the Company had already been following a majority of the Code’s recommendations for some time before the Code was published, reflecting E.ON’s value-oriented corporate governance principles and capital markets-oriented accounting and reporting policies. In order to promote the transparency and efficiency of the Supervisory Board’s activities, rules of procedure for the Supervisory Board were adopted on December 19, 2002 and it was decided to set up an audit committee, as well as a finance and investment committee, in addition to the already existing committees.

      Cooperation between the Board of Management and the Supervisory Board. The E.ON Board of Management manages the business of the Company, with all its members bearing joint responsibility for its decisions, in accordance with German law. The Board of Management establishes the Company’s objectives, sets its fundamental strategic direction, and is responsible for corporate policy and group organization. This includes, in particular, the management of the group and its financial resources, the development of its human resources strategy, the appointment of persons to management posts within the group and the development of its managerial staff, as well as the presentation of the group to the capital markets and to the public at large. In addition, the Board of Management is responsible for coordinating and supervising the group’s business units in accordance with the group’s established strategy.

      The Board of Management regularly reports to the Supervisory Board on a timely and comprehensive basis on all issues of corporate planning, business development, risk assessment and risk management. It also submits the group’s investment, finance and personnel plan for the coming fiscal year (as well as the medium-term plan) to the Supervisory Board for its approval at the last meeting of each fiscal year.

      The Chairperson of the Board of Management informs the Chairperson of the Supervisory Board of important events that are of fundamental significance in assessing the condition, development and management of the Company and of any defects that have arisen in the Company’s monitoring systems without undue delay. Transactions and measures requiring the approval of the Supervisory Board are also submitted to the Supervisory Board without delay.

      Conflicts of Interest. In order to ensure that the Supervisory Board’s advice and oversight functions are conducted on an independent basis, no more than two former members of the Board of Management may be members of the Supervisory Board. Supervisory Board members may also not hold a corporate office or perform any advisory services for key competitors of the Company. Supervisory Board members are required to disclose any information concerning conflicts of interest to the full Supervisory Board, particularly if the conflict arises from their advising or holding a corporate office with one of E.ON’s customers, suppliers, creditors or other business partners. The Supervisory Board is required to report any conflicts of interest to the annual shareholders’ meeting and to describe how the conflicts have been handled. Any material conflict of interest of a non-temporary nature will result in the termination of the member’s appointment to the Supervisory Board. No conflicts of interest involving any members of the Supervisory Board were reported during 2002. In addition, any consulting or other service agreements between the Company and a member of the Supervisory Board require the prior consent of the full Supervisory Board. No such agreements existed during 2002.

      Members of the Board of Management are also required to promptly report conflicts of interest to the Executive Committee of the Supervisory Board and to the full Board of Management. Members of the Board of Management may only assume other corporate positions, particularly appointments to the supervisory boards of non-Group companies, with the consent of the Executive Committee. Any material transactions between the Company and members of the Board of Management, their relatives or entities with which they have close personal ties require the consent of the Executive Committee, and all transactions must be conducted on an arm’s length basis. No such transactions took place during 2002.

      The Supervisory Board Committees. The Supervisory Board has 20 members and, in accordance with the German Codetermination Act (Mitbestimmungsgesetz), is composed of an equal number of shareholder and employee representatives. It supervises the management of the Company and advises the Board of Management. The Supervisory Board has formed the following committees from among its members.

      The Executive Committee consists of four members. It prepares meetings of the Supervisory Board and advises the Board of Management on matters of general policy relating to the strategic development of the Company. In urgent cases, (i.e. if waiting for the prior approval of the Supervisory Board would materially prejudice the Company), the Executive Committee decides on business transactions requiring prior approval by the Supervisory Board.

      In particular, the Executive Committee prepares the Supervisory Board’s personnel decisions and deals with issues of corporate governance. It reports to the Supervisory Board at least once a year on the status, effectiveness and possible ways of improving the Company’s corporate governance and on new requirements and developments in this field.

      The Audit Committee consists of four members who have special knowledge in the field of accounting or business administration. The Company believes that at least one of the Audit Committee’s members — Dr. Karl-Hermann Baumann — meets all of the requirements for being considered a “financial expert” within the meaning of Section 407 of Sarbanes-Oxley and the rules enacted thereunder, given his extensive experience in accounting and auditing matters, including the application of U.S. GAAP.

      The Audit Committee deals in particular with issues relating to the Company’s accounting policies and risk management, issues regarding the independence of the Company’s external auditors, the establishment of auditing priorities and agreements on auditors’ fees. The Audit Committee also prepares the Supervisory Board’s decision on the approval of the annual financial statements of E.ON AG and the acceptance of the annual consolidated financial statements. It also inspects the company’s annual report on Form 20-F and its quarterly reports and discusses the financial statements and the quarterly reports with the independent auditors.

      The Audit Committee also prepares the proposal on the selection of the Company’s external auditors for the annual general meeting of shareholders. In order to ensure the auditors’ independence, the Audit Committee secures a statement from the auditors proposed detailing any facts that could lead to the firm being excluded for independence reasons or otherwise conflicted. As a condition of their appointment, the external auditors agree to promptly inform the chair of the Audit Committee should any such facts arise during the course of the audit. The auditors also agree to promptly inform the Supervisory Board of anything arising during the course of their audit that is of relevance to the Supervisory Board’s duties, and to inform the chair of the Audit Committee of, or to note in their audit report, any facts determined during the audit that contradict the statements submitted by the Board of Management or Supervisory Board in connection with the Code.

      The Finance and Investment Committee consists of four members. It advises the Board of Management on all issues of Group financing and investment planning. It decides on behalf of the Supervisory Board on the approval of the acquisition and disposition of companies, company participations and parts of companies, as well as on finance activities whose value exceeds one percent of the Group’s equity, as listed in the latest consolidated balance sheet. If the value of any such transactions or activities exceeds 2.5 percent of this equity, the Finance and Investment Committee will prepare the Supervisory Board’s decision on such matters.

      Measures relating to the Sarbanes-Oxley Act. As a company whose ADSs are listed on the NYSE, E.ON is subject to the U.S. federal securities laws and the jurisdiction of the U.S. securities regulator, the SEC. In particular, E.ON is subject to the provisions of Sarbanes-Oxley, portions of which are still in the process of being implemented by the SEC through rulemaking. The aim of Sarbanes-Oxley is to increase the monitoring, quality and transparency of financial reporting in light of recent corporate and accounting scandals in the United States, and its provisions generally apply to both U.S. and non-U.S. issuers with securities listed in the United States. E.ON has complied with all of the Sarbanes-Oxley requirements currently applicable to the Company, as well as complying in advance with several provisions (including those relating to the financial expert discussed above) that are not yet applicable to E.ON. See “Item 15. Controls and Procedures” and the Certifications appearing at the end of this annual report. E.ON has also instituted the following additional measures to improve further the transparency of its corporate governance and financial reporting.

•	In addition to E.ON’s general code of conduct for all employees, the Company has developed a special Code of Ethics for members of the Board of Management and senior financial officers and published the text on its corporate website at www.eon.com. Material appearing on the website is not incorporated by reference in this annual report. This code obliges these managers to make full, appropriate, accurate, timely and understandable disclosure of information both in the documents E.ON submits to the SEC and in its other corporate publications. E.ON believes that this code of ethics complies with the requirements of Section 406 of Sarbanes-Oxley and the rules enacted thereunder, notwithstanding the fact that such requirements are not yet applicable to E.ON.

•	In accordance with an SEC recommendation, E.ON has established a Disclosure Committee that is responsible for ensuring that effective procedures and control mechanisms for financial reporting are in place and for providing a correct and timely presentation of information to the financial markets. The committee is comprised of seven members from various sectors of E.ON AG who have a good overview of the Group and the processing of information relating to the quarterly reports and annual financial statements.

      Under the Disclosure Committee’s leadership, E.ON has carried out a review of the proceedings used in preparing the annual report on Form 20-F and inventoried the Company’s existing control mechanisms. The effectiveness of these mechanisms has been assessed by E.ON AG’s internal audit department; E.ON’s independent auditors have performed a sample test on the effectiveness assessment conducted by E.ON AG’s internal audit department.

Certain Provisions with Respect to Board Members

      As a member of the Supervisory Board or Board of Management, a person is not permitted to vote on resolutions relating to transactions between himself and the Company. Further, contracts between members of the

Supervisory Board and the Company require consent of the entire Supervisory Board, unless the contract establishes an employment relationship or relates to the member’s services on the Board. Members of both Boards are prohibited from voting on resolutions relating to the initiation or settlement of litigation between themselves and the Company. There are no age limit requirements for the retirement of Board members. Compensation of Board of Management members is determined by the Supervisory Board while compensation for the Supervisory Board is stipulated in E.ON AG’s Articles of Association. For more information about E.ON’s Board of Management and Supervisory Board, see “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

      The share capital of E.ON AG consists of Ordinary Shares with no par value. Certain provisions with respect to the Ordinary Shares under German law and E.ON AG’s Articles of Association may be summarized as follows:

      Dividends. Dividends in respect of Ordinary Shares are declared once a year at the annual general meeting of shareholders. For each fiscal year, the Board of Management approves E.ON AG’s unconsolidated financial statements and submits them together with a proposal regarding the distribution of profits to the Supervisory Board for its approval. After examining the financial statements and proposal for profit distribution, the Supervisory Board presents a report in writing at the annual general shareholders’ meeting. On the basis on the Supervisory Board’s report, the shareholders vote on the Management Board’s proposal regarding the disposition of all unappropriated profits, including the amount of net profits to be distributed as a dividend. E.ON’s shareholders participate in the distribution of dividends of the Company in proportion to their ownership of the outstanding share capital. Prior to dissolution of E.ON AG, the only amounts that may be distributed to shareholders under the Stock Corporation Act are the distributable profits (Bilanzgewinn).

      Notice of the dividends to be paid will be published in the German Federal Official Gazette (Bundesanzeiger). For further information regarding E.ON dividends, see “Item 3. Key Information — Dividends” and “Item 8. Financial Information — Dividend Policy.”

      Voting Rights. Each Ordinary Share entitles its holder to one vote. The members of the Supervisory Board are each elected for the same fixed term of approximately five years; they are not elected at staggered intervals. Cumulative voting is not permitted under German law. E.ON AG’s Articles of Association require that resolutions of shareholders’ meetings be adopted by a simple majority of votes and, in certain circumstances, by a simple majority of the share capital of the Company, unless a higher vote is required by German law. Under German law, certain corporate actions require approval by 75 percent of the shares represented at the shareholders’ meeting at which the matter is proposed. Such actions include, among others:

•	amending the articles of association to alter the objects and purposes of the company;

•	increasing or reducing the share capital;

•	excluding preemptive rights of shareholders to subscribe for new shares;

•	dissolving the corporation;

•	merging the corporation into, or consolidating the corporation with, another stock corporation;

•	transferring all or virtually all of the corporation’s assets; and

•	changing corporate form.

      Shareholder Rights in Liquidation. In accordance with German law, in the event of liquidation, the assets of E.ON remaining after discharge of its liabilities would be distributed to its shareholders in proportion to their shareholdings.

      Redemption. Under German law, the share capital of E.ON AG may be reduced by a shareholder resolution amending the Articles of Association, passed by at least 75 percent of the share capital represented at the shareholders’ meeting. See “— Changes in Capital” below.

      Preemptive Rights. Pursuant to E.ON AG’s Articles of Association, the preemptive right of shareholders to subscribe for any issue of additional shares in proportion to their shareholdings in the existing capital (Bezugsrecht) may be excluded under certain circumstances.

      Due to the restrictions on the offer and sale of securities in the United States under U.S. securities laws and regulations, there can be no assurance that any offer of new shares to existing shareholders on the basis of their preemptive rights will be open to U.S. holders of ADSs or Ordinary Shares.

Changes in Rights of Shareholders

      Under German law, the rights of holders of E.ON shares may only be changed by a shareholder resolution amending the Articles of Association. The resolution must be passed by at least 75 percent of the share capital represented at the shareholders’ meeting at which the issue was voted upon.

Shareholders’ Meetings

      The annual general meeting of shareholders is convened by E.ON’s Board of Management or, when required by law, by its Supervisory Board, and must be held during the first eight months of the fiscal year. In addition, an extraordinary meeting of the shareholders may be called by the Board of Management, the Supervisory Board or shareholders owning in the aggregate at least five percent of the Company’s issued share capital. There is no minimum quorum requirement for shareholder meetings. Each shareholder may be represented by a proxy by means of a written power of attorney. In Germany, non-institutional shareholders typically deposit their shares with a German bank (Depotbank). Such a bank may exercise the voting rights in relation to the deposited shares only if authorized to do so by a proxy of the shareholder. Such proxies are revocable at any time. If a shareholder giving a proxy does not give the bank instructions on how to exercise the voting rights, the bank will exercise the voting rights in accordance with its own proposals as previously communicated to the shareholder. Holders of ADRs may vote their shares by proxy by signing and returning the proxy card mailed to them by J.P. Morgan Chase & Co. (the “Depositary”) in advance of the meeting. The Depositary will, to the extent permitted by law, the Articles of Association and the provisions of the ADSs, vote or cause to be voted all ADSs for which it receives signed proxies by the applicable record date.

      At the annual general meeting, shareholders are called upon to approve the distribution of Company profits, to ratify the actions of the Board of Management and the Supervisory Board taken during the prior year, and to appoint the Company’s auditors. When necessary, other matters shall be resolved at shareholders’ meetings in accordance with the relevant provisions of German law, including:

•	election of members of the Supervisory Board (other than those elected by the employees);

•	amendment of the Articles of Association;

•	measures to increase or reduce share capital;

•	mergers and similar transactions; and

•	resolutions regarding the dissolution of the Company.

      Notice of any shareholders’ meeting, including an agenda describing items to be voted upon, shall be published in the German Federal Official Gazette (Bundesanzeiger) and in one other major daily German newspaper no later than one month before the deadline for depositing shares as described below. Holders of ADRs will be notified of any shareholders’ meeting by the Depositary.

      E.ON AG’s Articles of Association set forth certain requirements that shareholders must comply with in order to be eligible to participate in, and vote at, any E.ON shareholders’ meeting. Specifically, shareholders are required to:

•	deposit their shares or certificates of deposit for their shares with a notary, collective security-deposit bank, or other agency specified in the notice of the shareholders’ meeting;

•	make the deposit no later than the end of the day on the seventh day prior to the scheduled meeting date; and

•	leave the shares or certificates of deposit with the depositary until the completion of the shareholders’ meeting.

      If an E.ON shareholder deposits his shares with a notary, that shareholder must submit to the Company confirmation of the deposit no later than the day after the deadline for depositing shares. With the consent of one of the depositaries mentioned above, an E.ON shareholder may also be permitted to deposit his shares with another financial institution in the depositary’s name and have the shares frozen until the end of the shareholders’ meeting. Pursuant to a shareholder resolution approved at the former VEBA extraordinary shareholders’ meeting held on February 10, 2000, the Company excluded share certification in order to save the Company and its shareholders the high costs of printing and distributing share certificates. The shareholder’s right to share certificates and profit-sharing coupons is thus excluded except as provided by the rules governing stock exchanges on which the shares are listed. E.ON has not issued and does not intend to issue share certificates.

Transparency and Corporate Reporting

      The Board of Management and Supervisory Board of E.ON AG place a great deal of value on the transparency of corporate governance. E.ON’s shareholders, capital markets participants, financial analysts, shareholder groups and the media are regularly and promptly informed of the condition of, and any material changes in, the Company’s business. E.ON makes particular use of the Internet in communicating with its shareholders and the financial markets in general.

      In particular, the Company produces the following financial reporting materials on a regular basis:

•	Quarterly reports;

•	Annual reports prepared in accordance with German law (in both German and English);

•	The Annual Report on Form 20-F;

•	A press conference at the time of release of the German annual report; and

•	Telephone conferences for analysts following the release of quarterly or annual results, as well as other investor relations presentations.

The expected dates of issue for the Company’s financial reports are summarized in the financial calendar, which is available on the Internet at www.eon.com. Material appearing on the website is not incorporated by reference in this annual report.

      In addition to its regularly-scheduled financial reporting, announcements of material events are published by the Company through the German ad hoc disclosure system, released to the press and submitted to the SEC on Form 6-K.

Foreign Share Ownership

      There are no limitations on the right to own Ordinary Shares, including the right of non-resident or foreign owners to hold or vote the Ordinary Shares, imposed by German law or the Articles of Association of E.ON AG.

Change of Control Provisions

      There are no provisions in E.ON AG’s Articles of Association that would have an effect of delaying, deferring or preventing a change in control of E.ON and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries. German law does not specifically regulate business combinations with interested shareholders. However, general principles of German law may restrict business combinations under certain circumstances.

Disclosure of Shareholdings

      E.ON AG’s Articles of Association do not require shareholders to disclose their shareholdings. The Securities Trading Act which became effective on January 1, 1995 requires each investor whose investment in a German corporation (including E.ON AG) listed on the official market (Amtlicher Handel) of a German, European Union or European Economic Area stock exchange reaches, passes or falls below 5 percent, 10 percent, 25 percent, 50 percent or 75 percent of the voting rights of such corporation to notify such corporation and BAFin promptly in writing, but in any event within seven calendar days. Failure of a shareholder to notify the company will, for so long as such failure continues, disqualify such shareholder from exercising the voting rights attached to his shares. In connection with this requirement, the Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the shares.

      Members of the Board of Management and Supervisory Board are required to disclose any acquisition or sale of Ordinary Shares under Section 15a of the Securities Trading Act and Section 6.6 of the Code. No such reports were received by E.ON AG during 2002.

Changes in Capital

      Under German law, share capital may be increased in consideration of contributions in cash or in kind, or by establishing authorized capital (genehmigtes Kapital) or conditional capital (bedingtes Kapital). Authorized capital provides a company’s board of management with the flexibility to issue new shares for a period of up to five years. Conditional capital allows the board of management to issue new shares for specified purposes, including employee stock option plans, mergers and the issuance of shares upon conversion of option bonds and convertible bonds. Capital increases require an amendment of the articles of association approved by 75 percent of the issued shares present at the shareholders’ meeting at which the increase is proposed. The board of management must also obtain the approval of the supervisory board before issuing new shares. Likewise, the share capital may be reduced by an amendment to the articles of association, passed by at least 75 percent of the share capital represented at the shareholders’ meeting. E.ON AG’s Articles of Association do not contain conditions regarding changes in the share capital that are more stringent than German law requires.

      Authorized and Conditional Capital. Subject to the approval of the Supervisory Board, the Board of Management is authorized:

•	To increase the Company’s capital stock by a maximum of €180,000,000 through the one-time or repeated issuance of new Ordinary Shares in return for cash contributions until May 25, 2005. E.ON shareholders have pre-emptive rights with respect to the issuance of these authorized shares though their rights may be excluded by the Board of Management under certain circumstances.

•	To increase the Company’s capital stock by a maximum of €150,392,201 through the one-time or repeated issuance of new Ordinary Shares in return for contributions in kind until May 25, 2005. E.ON shareholders have no pre-emptive rights with respect to these authorized shares.

•	To increase the Company’s capital stock by a maximum of €180,000,000 through the one-time or repeated issuance of new Ordinary Shares in return for cash contributions until May 25, 2005. E.ON shareholders generally have pre-emptive rights with respect to the issuance of these authorized shares, though their rights may be excluded by the Board of Management under certain circumstances.

      Also pursuant to its Articles of Association, E.ON’s capital stock has been conditionally increased by up to €75,000,000. This conditional increase may be implemented only to the extent that holders of conversion rights or option certificates issued under a program authorized by the E.ON shareholders on May 25, 2000, exercise their conversion or option rights.

      For more information regarding the Company’s capital stock, see Note 17 of the Notes to Consolidated Financial Statements.

      Share Buyback. Pursuant to shareholder resolutions approved at the annual general meetings of shareholders held on May 25, 2000, and on May 18, 2001, the Board of Management was authorized to buy back up to 10 percent of E.ON AG’s outstanding share capital through October 31, 2002, either through market purchases or via a public tender offer. On September 22, 2000, the Board of Management resolved to make use of this authorization over the following nine months, and to buy back up to 10 percent of E.ON’s share capital through market purchases. As of October 31, 2001, the Company had bought back 76,329,887 Ordinary Shares at an average price of €58.69 per share, representing approximately 10 percent of E.ON’s total share capital. As of November 13, 2001, the Board of Management decided to cancel 71,298,875 Ordinary Shares. This decision was approved by the Supervisory Board on December 12, 2001, which authorized the Board of Management to cancel the repurchased shares without seeking further approval by the general meeting of shareholders. The remaining repurchased shares are used to compensate employees under various incentive plans. These amendments to the number of Ordinary Shares authorized were entered into the Commercial Register of the Düsseldorf District Court. E.ON AG’s share capital now consists of 692,000,000 Ordinary Shares. During 2002, E.ON purchased an additional 241,523 Ordinary Shares in the market and sold 503,434 Ordinary Shares of treasury stock, either to its employees in connection with existing plans, or in the market following the exercise of SARs. Pursuant to shareholder resolutions approved at the annual general meeting of shareholders held on May 28, 2002, the Board of Management is authorized to buy back up to 10.0 percent of E.ON AG’s outstanding share capital through October 31, 2003. For additional details on the share repurchases, see Note 21 of the Notes to Consolidated Financial Statements.

MATERIAL CONTRACTS

      On July 1, 2002, E.ON completed its acquisition of Powergen, which is now wholly owned by E.ON, under a scheme of arrangement. The scheme of arrangement provided for the acquisition of all outstanding Powergen shares by virtue of an order of the English courts following approval of the transaction at a meeting of Powergen shareholders on April 19, 2002. The details of the acquisition are described in more detail in “Item 4. Information on the Company — History and Development of the Company — Powergen Acquisition.” A copy of the scheme of arrangement has been incorporated by reference as an exhibit to this annual report.

      On July 15, 2001, E.ON and BP entered into a participation agreement which, among other things, provides for the acquisition by BP of a 51.0 percent stake in VEBA Oel by way of a capital increase and for a shareholders’ agreement between the two parties following the capital increase. The agreement also gave E.ON a put option to sell the remaining 49.0 percent interest in VEBA Oel to BP at any time from April 1, 2002. E.ON exercised that put option in June 2002. The details of the transaction are described in more detail in “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions.” A copy of the participation agreement has been incorporated by reference as an exhibit to this annual report.

      In February 2003, E.ON acquired Ruhrgas. The details of the acquisition are described in more detail in “Item 4. Information on the Company — History and Development of the Company — Ruhrgas.” Copies of the contracts under which E.ON acquired majority control of Ruhrgas have been filed as exhibits to this annual report.

EXCHANGE CONTROLS

      At the present time, Germany does not restrict the export or import of capital, except for investments in areas like Iraq and Myanmar or transactions with regard to certain groups of persons or institutions in Myanmar, Serbia, Afghanistan and Angola, in accordance with applicable resolutions adopted by the United Nations and the EU. However, for statistical purposes only, every individual or corporation residing in Germany (a “Resident”) must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to or on account of an individual or a corporation resident outside of Germany (a “Non-resident”) if such payment exceeds €12,500 (or the equivalent in a foreign currency). In addition, Residents must report any claims against or any liabilities payable to Non-residents if such claims or liabilities, in the aggregate, exceed €1.5 million (or the equivalent in a foreign currency) at the end of any month.

TAXATION

      The following is a summary of material U.S. federal income tax and German tax considerations relating to the ownership of ADSs or Ordinary Shares. The discussion is based on tax laws of the United States and Germany as in effect on the date of this Annual Report, including the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income and Capital and to Certain Other Taxes (the “Income Tax Treaty”), and the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation with Respect to Taxes on Estates, Inheritances, and Gifts (the “Estate Tax Treaty”). Such laws are subject to change. The discussion is also based in part upon the representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

      The discussion is limited to a general description of certain U.S. federal income and German tax consequences with respect to ownership and disposition of ADSs or Ordinary Shares by a U.S. Holder. In general, a “U.S. Holder” is any beneficial owner of ADSs or Ordinary Shares (1) who is a resident of the United States for the purposes of the Income Tax Treaty, (2) who is not also a resident of the Federal Republic of Germany for the purposes of the Income Tax Treaty, (3) who owns the ADSs or Ordinary Shares as capital assets, (4) who does not hold ADSs or Ordinary Shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services, and (5) who is entitled to benefits under the Income Tax Treaty with respect to income and gain derived in connection with the ADSs or Ordinary Shares. The discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of ADSs or Ordinary Shares, and, in particular, it does not address U.S. federal taxes other than income tax and German taxes other than income tax, gift and inheritance taxes. Moreover, the discussion does not consider any specific facts or circumstances that may apply to a particular U.S. Holder, some of which (for example, tax-exempt entities, persons that own, directly or indirectly, 10 percent or more of any class of the Company’s stock, holders subject to the alternative minimum tax, securities broker-dealers and certain other financial institutions, holders who hold the ADSs or Ordinary Shares in a hedging transaction or as part of a straddle or conversion transaction or holders whose functional currency is not the U.S. dollar) may be subject to special rules.

      Owners of ADSs or Ordinary Shares are strongly urged to consult their tax advisers regarding the U.S. federal, state, local, German and other tax consequences of owning and disposing of ADSs or Ordinary Shares. In particular, owners of ADSs or Ordinary Shares are urged to consult their tax advisers to confirm their status as U.S. Holders and the consequence to them if they do not so qualify.

      In general, for U.S. federal income tax purposes and for purposes of the Income Tax Treaty, holders of ADSs will be treated as the owners of the Ordinary Shares represented by those ADSs.

TAXATION OF GERMAN CORPORATIONS

      Pursuant to the German Tax Reduction Act (Steuersenkungsgesetz) of October 23, 2000, profits earned by a German resident corporation in business years beginning on or after January 1, 2001 are subject to a uniform corporate income tax rate of 25 percent. The Flood Victims Solidarity Act (Flutopfersolidaritätsgesetz) of September 19, 2002 increased this rate from 25 percent to 26.5 percent for the year 2003 only. German resident corporations are also subject to a solidarity surcharge equal to 5.5 percent of their corporate income tax liability. The aggregate corporate income tax and solidarity surcharge amount to 27.96 percent for the year 2003 and to 26.375 percent for subsequent years. In addition to these taxes, profits of a German resident corporation are subject to a municipal income trade tax. This tax is levied at rates set by each municipality in which the corporation maintains a business establishment. The municipal trade income tax is an allowable deduction for corporate income and municipal trade income tax purposes.

TAXATION OF DIVIDENDS

      The Company is generally required to withhold tax on dividends in an amount equal to 20 percent of the gross amount paid to resident and non-resident stockholders. A partial refund of the withholding tax can be obtained by U.S. Holders under the Income Tax Treaty.

      There is a 5.5 percent solidarity surcharge on the German withholding tax on dividend distributions paid by the Company. The surcharge amounts to 1.1 percent (5.5 percent × 20 percent) of the gross dividend amount. This results in an aggregate withholding rate of 21.1 percent. Since the Income Tax Treaty reduces the German withholding tax, U.S. Holders are entitled to a full refund of this surcharge.

      In the case of any U.S. Holder, other than a U.S. corporation owning ADSs or Ordinary Shares representing at least 10 percent of the voting stock of the Company, the German withholding tax is partially refunded under the Income Tax Treaty to reduce the withholding tax to 15 percent of the gross amount of the dividend.

      The gross amount of dividends received by a U.S. Holder (including the additional dividend associated with the treaty refund and amounts withheld in respect of German withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. German withholding tax at the 15 percent rate provided under the Income Tax Treaty will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against a U.S. Holder’s U.S. federal income tax liability or, at the holder’s election, may be deducted in computing taxable income. Thus, for a declared dividend of $100, a U.S. Holder would be deemed to have paid German taxes of $15. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. Holder’s expected economic profit is insubstantial. U.S. Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

      Dividends paid in euros to a U.S. Holder of ADSs or Ordinary Shares will be included in income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by such holder (or, in the case of the ADSs, by the Depositary). If dividends paid in euros are converted into dollars on the date received, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

      A U.S. Holder may be required to recognize domestic-source foreign currency gain or loss on the receipt of a refund in respect of German withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

      The U.S. Administration has proposed to implement a new regime for taxing dividends that would have the effect of reducing or eliminating taxes on certain dividends paid to United States persons by corporations that pay U.S. federal income taxes. The Administration’s proposal is subject to the uncertainties inherent in the legislative process and it is impossible to predict whether and in what form the proposal will be enacted. If enacted in its current form, it is unlikely that the proposal would significantly affect the taxation of dividends paid by E.ON.

REFUND PROCEDURES

      Individual claims for refund are made on a special German form, which must be filed with the German tax authorities: Bundesamt für Finanzen, Friedhofstraße 1, 53225 Bonn, Germany. Copies of the required form may be obtained from the German tax authorities at the same address, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road N.W., Washington D.C. 20007-1998, or from the Office of the Assistant Commissioner (International), Internal Revenue Service, 950 L’Enfant Plaza South S.W., Washington D.C. 20024, Attention: Taxpayer Service Division.

      As part of the individual refund claim, a U.S. Holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of its last filed United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the holder’s name, social security number or employer identification number, tax return form number, and tax period for which the certification is requested. Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certificate on IRS Form 6166 to the U.S. Holder, which then must submit the certification with its claim for refund.

      Claims must be filed within four years of the end of the calendar year in which the dividend was received.

      A simplified refund procedure based on electronic data exchange (Datenträgerverfahren) has been introduced with effect from January 1, 2002. Under this new procedure, a broker which is registered as a participant in the electronic data exchange procedure with the Bundesamt für Finanzen may file a collective refund claim on behalf of all of the U.S. Holders for whom it holds ADSs or Ordinary Shares in custody by sending the relevant data either on CD-ROM or magnetic tape to the Bundesamt für Finanzen. The electronic application must include the name, address and U.S. tax identification number of each U.S Holder, as well as the security identification number for the relevant security, the day of the distribution, the gross dividend amount, the amount of tax withheld and the amount of the refund. Unlike an individual refund claim, a collective refund claim transmitted by electronic data exchange need not include official certifications on IRS Form 6166 or original bank vouchers (or certified copies thereof) documenting the tax withheld. The transmitted data may be used by the German tax authorities for administrative exchange of information between Germany and the United States.

      The refund is assessed against and paid to the broker, which will then pay the refund to the U.S. Holders for whom it is acting. The Bundesamt für Finanzen is entitled to review the U.S. Holders’ eligibility for a refund of withholding tax under the Income Tax Treaty. In the event of a review, the broker must establish the entitlement of its clients to tax refunds by submitting to the Bundesamt für Finanzen within a reasonable time the official certifications on IRS Form 6166 of the last-filed U.S. federal income tax returns and the original bank vouchers (or certified copies thereof) issued by the paying entity documenting the tax withheld.

      Another simplified refund procedure applies if ADSs of a U.S. Holder are registered with brokers participating in the Depository Trust Company (“DTC”). Pursuant to administrative procedures agreed between the German Federal Ministry of Finance and the DTC, claims for refunds payable under the Income Tax Treaty to such U.S. Holders may be submitted to the German tax authorities by the DTC (or a custodian as its designated agent) collectively on behalf of all such U.S. Holders.

      The DTC will prepare the German claim for refund forms for such U.S. Holders of ADSs and file the combined claims with the Bundesamt für Finanzen. It is not necessary to submit any IRS Form 6166 or bank voucher at this stage of the procedure.

      The Bundesamt für Finanzen will issue refunds to the DTC, which will issue corresponding refund checks to the participating brokers. The Bundesamt für Finanzen is entitled to conduct eligibility reviews, generally within a period of four years. In the event of a review, the DTC will receive a list of brokers who must establish the entitlement of their clients to tax refunds by submitting to the Bundesamt für Finanzen a list containing names and addresses of the relevant holders of ADSs, and the official certifications on IRS Form 6166 of the last-filed U.S. federal income tax returns of such holders. Details of the collective refund procedure will be available from the DTC.

      A collective refund procedure will also be available to U.S. Holders whose ADSs are not registered with brokers participating in the DTC. Under this refund procedure, the U.S. transfer agent will prepare the German claim for refund forms on behalf of U.S. Holders and file them electronically with the German tax authorities. In order for the U.S. transfer agent to file the claim for refund forms, the U.S. transfer agent will prepare and mail to these U.S. Holders, and the U.S. Holders will be requested to sign and return to the U.S. transfer agent, (1) a statement authorizing the U.S. transfer agent to perform these procedures and agreeing that the German tax authorities may inform the IRS of any refunds of German taxes and (2) a written authorization to remit the refund of withholding to an account other than that of the U.S. Holder. The U.S. transfer agent will attach the signed statement and the documentation issued by the paying agency documenting the dividend paid and the tax withheld to the claim for refund form and file them with the German tax authorities. U.S. Holders should also request certification (IRS Form 6166) of their last filed United States federal income tax return from the IRS and have it ready for presentation to the U.S. transfer agent upon request. This certification (IRS Form 6166) may be requested from the U.S. Holder if the U.S. Holder is selected as part of a verifying sample; if in this case, the certification (IRS Form 6166) cannot be presented by the U.S. Holder within a reasonable time, the refund of the German withholding taxes will be denied.

      Refunds under the Treaty are not available in respect of Ordinary Shares or ADSs held in connection with a permanent establishment or fixed base in Germany.

TAXATION OF CAPITAL GAINS

      Under the Income Tax Treaty, a U.S. Holder will be protected against German tax on capital gains realized or accrued on the sale or other disposition of ADSs or Ordinary Shares provided the assets of the Company do not consist and have not consisted predominantly of immovable property situated in Germany.

      Upon a sale or other disposition of ADSs or Ordinary Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADSs or Ordinary Shares. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the ADSs or Ordinary Shares exceeds one year. In the case of an individual U.S. Holder of ADSs or Ordinary Shares, any such long-term capital gain will be subject to a maximum U.S. federal income tax rate of 20 percent. Deposits and withdrawals of Ordinary Shares in exchange for ADSs will not result in realization of gain or loss for U.S. federal income tax purposes.

GIFT AND INHERITANCE TAXES

      The Estate Tax Treaty provides that an individual whose domicile is determined to be in the United States for purposes of such Treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) on the individual’s death or making of a gift unless the ADSs or Ordinary Shares (1) are part of the business property of a permanent establishment located in Germany or (2) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual’s domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who either is or is deemed to be resident in Germany at the time the individual died or the gift was made.

      The Estate Tax Treaty also provides a credit against U.S. federal estate and gift tax liability for the amount of inheritance and gift tax paid to Germany, subject to certain limitations, in a case where the ADSs or Ordinary Shares are subject to German inheritance or gift tax and U.S. federal estate or gift tax.

OTHER GERMAN TAXES

      There are no German transfer, stamp or other similar taxes that would apply to U.S. Holders who purchase or sell ADSs or Ordinary Shares.

INFORMATION REPORTING AND BACKUP WITHHOLDING

      Dividends on Ordinary Shares or ADSs, and payments of the proceeds of a sale of Ordinary Shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

DOCUMENTS ON DISPLAY

      E.ON AG is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, E.ON files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and its exhibits, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of materials may be obtained from the Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, material filed by E.ON with the SEC may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

      The following discussion should be read in conjunction with “Summary of Significant Accounting Policies” in the Notes to the Consolidated Financial Statements and in conjunction with Notes 29 and 30 of the Notes to Consolidated Financial Statements, which provides a summarized comparison of nominal values and fair values of financial instruments used by the Company for risk management purposes and other information relating to those instruments.

Risk Identification and Analysis

      In the normal course of business, the Company is exposed to foreign currency risk, interest rate risk, commodity price risk, and counterparty (or repayment) risk. These risks create volatility in equity, earnings and cash flows from period to period. The Company makes use of derivative instruments in order to manage currency risk, interest rate risk and commodity price risk. Foreign exchange and interest rate derivatives held by the Company are used only for non-speculative purposes. The E.ON Energie and Powergen divisions also engage in the trading of energy-related commodity derivatives, subject to established guidelines for risk management. See “— Commodity Price Risk Management” below and “Item 4. Information on the Company — Business Overview — E.ON Energie — Trading” and “— Powergen — Energy Trading.” In its hedging and trading activities, the Company generally utilizes established and widely-used derivative instruments for which significant liquidity exists. The Company’s comprehensive framework for risk management includes general risk management guidelines for the use and evaluation of derivative instruments which are in place on all group levels of the Company.

      As part of its risk management system, the Company utilizes instruments such as interest rate swaps, interest rate/cross currency swaps, interest rate options, forward foreign exchange contracts, cross currency swaps, foreign exchange options, commodity forwards, commodity swaps and commodity futures and options contracts, seeking to reduce its risk exposure by entering into offsetting market positions.

      The following discussion of the Company’s risk management activities and the estimated amounts generated from value-at-risk and sensitivity analyses are “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global financial markets. The methods used by the Company to analyze risks, as discussed below, should not be considered projections of future events or losses. The Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk, and legal risk, which are not represented in the following analyses.

Foreign Exchange and Interest Rate Risk Management Principles

      The Company’s Corporate Treasury, which is primarily responsible for entering into derivative foreign exchange and interest rate contracts for the Group and its companies, acts as a service center for the Company and not as a profit center. With E.ON AG’s approval, individual Group companies may also hedge their currency and interest rate risks directly with third parties.

      A computerized reporting and controlling system for treasury activities has been developed and implemented throughout the Company. It is designed to provide for the systematic and consistent identification and analysis of the Company’s overall financial and market risks in the field of currencies and interest rates. The system is also used to determine, analyze, and monitor the Company’s short- and long-term financing and investment requirements and market and counterparty risks arising from short- and long-term deposits and hedging transactions.

      The range of action, responsibilities, and financial reporting procedures to be followed by each Group company are outlined in detail in the Company’s internal financial guidelines. The individual subgroup headquarters have enacted their own guidelines for financial risk management within the limits established by the Group financial guidelines. To ensure efficient risk management at E.ON AG, the Treasury, Back Office, and Financial Controlling departments are organized as strictly separate units. Standard software is employed in processing relevant business transactions. The Financial Controlling department is charged with providing continuous and independent risk management. It prepares operational financial plans, calculates market price and counterparty risks, and evaluates financial transactions. The Financial Controlling Department reports at regular intervals on the Group’s liquidity market price and counterparty risks. Those subsidiaries which make use of external hedging transactions have similar organizational and reporting arrangements.

Foreign Exchange Rate Risk Management

      Due to the international nature of certain of its business activities, the Company is exposed to foreign exchange risk related to sales, assets, receivables liabilities denominated in currencies other than the euro, net investments in foreign operations, and anticipated foreign exchange payments. Of the Company’s consolidated revenue in 2002, 2001, and 2000, approximately 36 percent, 35 percent and 43 percent, respectively, arose due to transactions with customers which were not located in member states of the EMU, and therefore exposed the Company to foreign exchange rate risk. The Company’s exposure results principally from transactions in United States dollars, British pounds, Norwegian krona, Swedish krona and Japanese yen and from net investments in foreign operations whose functional currencies are U.S. dollars, British pounds and Swedish krona. As of December 31, 2002, the Company had in place hedging transactions with respect to each of these currencies.

      In accordance with E.ON’s hedging policy, macro-hedging transactions relating to currency risks are generally completed for periods of up to twelve months. Under certain circumstances the hedging horizon is wider. Macro-hedging transactions comprise a number of individual underlying transactions that have been grouped together and hedged as an individual unit.

      The principal derivative financial instruments used by E.ON to cover foreign currency exposures are foreign exchange forward contracts, cross currency swaps, interest rate cross currency swaps and currency options. As of December 31, 2002, the E.ON Group had entered into foreign exchange forward contracts with a nominal value of €13.1 billion, cross currency swaps with a nominal value of €8.9 billion, interest rate cross currency swaps with a nominal volume of €0.3 billion and currency options with a nominal value of €0.3 billion.

      Market risks for foreign exchange derivatives consist of the positive and negative changes in net asset value that result from fluctuations of the relevant currencies on relevant financial markets. The market values of derivative financial instruments are calculated by comparing all relevant price components of a transaction at the time of the deal with those prevailing on the valuation date. The relevant parameters used to calculate the potential change in market value are the contract amount and the contractual forward-exchange rate. In line with international banking standards, market risk has been calculated using the value-at-risk method on the basis of the RiskMetrics data and using risk management software of RiskMetrics Group. The “value-at-risk” is equal to the maximum potential loss from derivative positions that could be realized within the following business day, based on empirical standard deviations using a confidence interval of 99 percent. Correlations between individual instruments are considered within the calculations, the risk of a portfolio is generally lower than the sum of its individual risks.

      The market risk analysis of the Company’s foreign exchange derivatives by transaction and maturity as of December 31, 2002 and December 31, 2001 is summarized in the following table.

Total Volume of Foreign Currency Derivatives as of December 31, 2002 and December 31, 2001

	December 31, 2002				December 31, 2001

	Nominal	Fair	Value-	Stress	Nominal	Fair	Value-	Stress
	Value	Value(1)	at-Risk	Test	Value	Value(1)	at-Risk	Test

	(€ in millions)
FX forward transactions
Buy	4,486.9	(199.4)	17.7	53.1	2,095.4	35.3	18.2	54.6
Sell	8,605.8	317.5	37.4	112.2	2,935.9	(48.5)	20.7	62.1
FX currency options
Buy	313.2	(20.8)	2.1	6.3	896.4	7.2	1.9	5.7
Sell	—	—	—	—	28.6	1.7	1.3	3.9

Subtotal	13,405.9	97.3	20.6	61.8	5,956.3	(4.3)	8.8	26.4

(Remaining maturities)
Cross currency swaps
up to 1 year	162.8	18.4	0.9	2.7	67.0	(11.9)	1.7	5.1
1 year to 5 years	2,885.2	75.8	18.8	56.4	1,892.0	73.9	17.4	52.2
more than 5 years	5,810.9	21.3	13.8	41.4	211.8	(3.4)	4.5	13.5
Interest rate/cross currency swaps
up to 1 year	51.1	(0.7)	0.3	0.9	253.4	37.8	4.8	14.4
1 year to 5 years	278.4	21.4	2.3	6.9	629.7	20.0	11.6	34.8
more than 5 years	—	—	—		—	—	—

Subtotal	9,188.4	136.2	33.3	99.9	3,053.9	116.4	30.3	90.9

Total	22,594.3	233.5	50.5	151.5	9,010.2	112.1	39.1	117.3

(1)	Fair value deviation from nominal value.

      The market risk table shows the outstanding nominal values and market values of foreign exchange derivatives as of the balance sheet date before any economic hedging correlations are assigned between hedging contracts on the one hand, and booked and pending transactions or net foreign investments on the other hand. In fact, all of the Group’s foreign currency derivatives are assigned to a balance sheet item, a pending purchase or sales contract or an anticipated transaction.

      As an additional means of monitoring market risks, including those arising from cases of extreme market price fluctuations, a stress test is performed on derivative positions at regular intervals. In doing so, the market risk, as calculated using the value-at-risk concept, is multiplied by a factor of three, in line with the recommendation for the capital adequacy of banks issued by the Bank for International Settlements (“BIS”). The results of this stress test are included in the above table.

      The increase in nominal value and market risk compared with year-end 2001 is primarily due to the consolidation of Powergen and hedging activities with respect to the Powergen net investment denominated in British pounds and U.S. dollars.

      The value-at-risk amounts presented here disregard the possibility that foreign exchange rates can move in the Company’s favor. The assumption within the value-at-risk model is that all changes in foreign exchange rates are adverse. It is highly unlikely that the Company would experience continuous daily losses such as these over an extended period of time.

Interest Rate Risk Management

      Several line items on the Group’s balance sheet and associated financial derivatives bear fixed interest rates, and are therefore subject to changes in fair value resulting from changes in market rates. The Company also faces a similar risk with regard to balance sheet items and associated financial derivatives bearing floating rates, as changes in interest rates will affect the Company’s cash flows. The Company seeks to maintain a desired mix of floating-rate and fixed rate debt in its overall debt portfolio. The Company uses interest rate swaps, cross currency interest rate swaps and interest rate options to allow it to diversify its sources of funding and to reduce the impact of interest rate volatility on its financial condition.

      Financial derivatives are also used to realize time congruent hedging of interest rate risks. E.ON’s policy provides that macro-hedging transactions can be concluded for periods of up to five years to cover interest rate risks. For micro-hedging purposes, any adequate term is allowed for individual hedges of foreign exchange and interest rates. However, where possible and with adequate cost benefit ratio the Company applies interest rate derivatives for hedge accounting under SFAS 133.

      The principal derivative financial instruments used by E.ON to cover interest rate risk exposures are interest rate cross currency swaps, interest rate swaps and interest rate options. As of December 31, 2002, the E.ON Group had entered into interest rate swaps with a nominal value of €7.2 billion and interest rate options with a nominal value of €0.4 billion.

      Market risks for interest rate derivatives are calculated in the same manner as those for foreign exchange instruments, as discussed in detail under “— Foreign Exchange Rate Risk Management” above.

      The market risk analysis of the Company’s interest rate derivatives by transaction and maturity as of December 31, 2002 and December 31, 2001, is summarized in the following table.

Total Volume of Interest Rate Derivatives as of December 31, 2002 and December 31, 2001

	December 31, 2002				December 31, 2001

	Nominal	Fair	Value-	Stress	Nominal	Fair	Value-	Stress
	Value	Value(1)	at-Risk	Test	Value	Value(1)	at-Risk	Test

	(€ in millions)
(Remaining maturities)
Interest rate swaps fixed-rate payer
up to 1 year	545.9	(12.6)	3.1	9.3	118.7	(1.1)	0.2	0.6
1 year to 5 years	2,378.6	(85.2)	10.7	32.1	2,129.8	(25.3)	17.6	52.8
more than 5 years	1,173.8	(46.4)	4.4	13.2	319.7	(13.2)	4.4	13.2
fixed-rate receiver
up to 1 year	559.1	7.5	0.6	1.8	56.8	0.2	0.6	1.8
1 year to 5 years	1,184.6	56.1	5.2	15.6	391.1	15.2	5.2	15.6
more than 5 years	1,368.9	78.1	2.3	6.9	128.4	3.3	2.3	6.9

Subtotal	7,210.9	(2.5)	8.2	24.6	3,144.5	(20.9)	16.9	50.7

Interest rate options Buy up to 1 year	—	—	—		—	—	—
1 year to 5 years	218.4	0.2	0.5	1.5	253.2	(0.5)	0.4	1.2
more than 5 years	—	—	—	—	—	—	—	—
Sell up to 1 year	—	—	—		—	—	—
1 year to 5 years	218.4	(3.0)	2.1	6.4	36.3	(0.1)	0.1	0.3
more than 5 years	—	—	—	—	—	—	—	—

Subtotal	436.8	(2.8)	2.6	7.8	289.5	(0.6)	0.5	1.5

Total	7,647.7	(5.3)	10.8	32.4	3,434.0	(21.5)	17.4	52.2

(1)	Fair value deviation from nominal value.

      The market risk table shows the outstanding nominal values and fair values of interest rate derivatives before any economic hedging correlations are assigned between hedging contracts and booked transactions. In fact, all of the Group’s interest rate derivatives are assigned to a balance sheet item.

      The increase in nominal value compared with year-end 2001 is primarily due to the consolidation of Powergen.

      A sensitivity analysis was performed on the Group’s interest bearing short- and long-term capital investments and borrowings, including interest rate derivatives. The aggregate hypothetical loss in fair value on all financial instruments and derivative instruments that would have resulted from a 100 basis-point shift in the interest rate structure curve would change the interest rate portfolio’s market value by €1,058 million (2001: €135 million) as of the balance sheet date. The market risk according to the value-at-risk model amounted to €37 million as of December 31, 2002 (2001: €17 million).

Commodity Price Risk Management

      E.ON is also exposed to risks resulting from fluctuations in the prices of commodities and raw materials. Hedging transactions with respect to commodity-related risks of notable scope are now only conducted by the energy divisions E.ON Energie and Powergen.

      The principal derivative financial instruments used by E.ON to cover commodity price risk exposures are electricity, gas, coal and oil, swaps and forwards, electricity options and exchange-traded electricity future and option contracts.

      Derivative financial instruments are used by the energy divisions E.ON Energie and Powergen to hedge the impact of electricity, gas and coal price fluctuations and to enable E.ON Energie to better make use of its own power generating capacities and distributed power. To a limited extent proprietary trading is conducted with the goal of improving operating results within defined limits in specified markets. The proprietary trading limits are established and monitored by a board independent from the trading operations. Limits used on hedging and proprietary trading activities mainly include value and profit at risk numbers, as well as volume and credit limits. Additional key elements of the risk management system are the clear division of duties between trading, settlement and control, as well as a risk reporting system independent from the trading operations.

      As of December 31, 2002, the E.ON Group had entered into electricity, gas, coal and oil derivative instruments with a nominal value of €20.5 billion (2001: €11.4 billion). The increase in the volume of energy-related derivatives reflects the E.ON Energie division’s expanding business activities and the consolidation of Powergen in 2002.

      The fair value of commodity trading transactions for which E.ON has not established economic hedging conditions involving booked or contractually agreed upon or planned underlying transactions amounted to €45.5 million as of December 31, 2002 (2001: €(8.1) million). A hypothetical 10 percent change in underlying raw material and commodity prices would cause the market value of these commodity trading transactions to change by €(12) million (2001: €19 million).

Counterparty Risk From the Use of Derivative Financial Instruments

      Counterparty risk consists of potential losses that may arise from the non-fulfillment of contractual obligations by individual counterparties. With respect to derivative transactions, counterparty risk is equivalent to the replacement cost incurred by covering the open position in the event of counterparty default. Only transactions with a positive market value for E.ON are exposed to this risk. The Company’s counterparties for derivatives include financial institutions, commodity exchanges, energy distributors and broker-dealers, and other entities that satisfy E.ON’s credit criteria. The divisions involved in electricity-, gas-, coal- and oil-related derivatives also perform thorough credit checks on counterparties and monitor their creditworthiness on a regular basis. In exceptional cases collaterals are demanded and provided. Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be offset. Exchange-traded electricity future contracts with a nominal value of €4,125 million as of December 31, 2002 (2001: €229.9 million) are liquid instruments and do not bear individual counterparty risk. The Company’s counterparty risk with respect to derivatives amounts to €1,194.9 million as of December 31, 2002 (2001: €852.8 million). The increased credit risk reflects the fact that the volume of derivatives used by the E.ON Energie division has risen due to expanded business, as well as the consolidation of Powergen. Because of the fact that not all counterparties are rated by Standard & Poor’s and/or Moody’s, for these unrated counterparties thorough credit limit checks and credit risk evaluation systems are installed. E.ON’s contractual ability to net transactions with positive and negative market values with any defaulting counterparty is not reflected in these figures, regardless of whether the counterparty is rated or unrated, causing the credit risk to appear greater than in actuality. In general, collateral is neither provided nor received for derivative transactions.

Item 12.     Description of Securities other than Equity Securities.

      Not applicable.

PART II

Item 13.     Defaults, Arrearages and Delinquencies.

      None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds.

      None.

Item 15.     Controls and Procedures.

      Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Co-Chief Executive Officers and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions have been taken.

      For more information on E.ON’s compliance with these requirements, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance.”

Item 16.     [Reserved]

PART III

Item 17.     Financial Statements.

      Not applicable.

Item 18.     Financial Statements.

      See pages F-1 to F-73, incorporated by reference.

Item 19.     Exhibits.

Exhibit No.	Exhibit Title

1.1	English translation of the Articles of Association (Satzung) of E.ON AG as amended to date.*
4.1	Scheme of Arrangement between E.ON AG and Powergen plc, dated March 27, 2002.**
4.2	VEBA Oel Participation Agreement between E.ON AG and BP p.l.c., dated July 15, 2001.***
4.3	Gelsenberg Participation Agreement between E.ON AG and BP p.l.c., dated July 15, 2001.****
4.4	Amendment to Gelsenberg Participation Agreement between E.ON AG and BP p.l.c., dated July 15, 2001, between BP p.l.c. and Deutsche BP AG, and E.ON AG, E.ON Zehnte Verwaltungsgesellschaft mbH, dated June 28, 2002.****
4.5	Unofficial English translation of Framework Agreement between RAG AG, RAG Beteiligungs-GmbH, RAG Projektgesellschaft mbH and EBV Aktiengesellschaft, and E.ON AG, Chemie Verwaltungs AG, E.ON Vermögensanlage GmbH, dated May 20, 2002.****
4.6	Unofficial English translation of Ruhrgas Purchase Agreement between E.ON AG, and RAG AG, RAG Beteiligungs-GmbH and EBV Aktiengesellschaft, dated May 20, 2002.****
4.7	Unofficial English translation of Option Contract between E.ON AG, and Deutsche Bank Luxembourg S.A. and Morgan Stanley Senior Funding, Inc., dated May 22, 2002.****
4.8	Unofficial English translation of Guarantee Agreement between E.ON AG, and Deutsche Bank Luxembourg S.A. and Morgan Stanley Senior Funding, Inc., dated May 22, 2002.****
4.9	Unofficial English translation of Framework Agreement between Esso Deutschland GmbH and Deutsche Shell GmbH, and E.ON AG, dated July 1, 2002.****
4.10	Unofficial English translation of Share Purchase Agreement between Deutsche Shell GmbH and E.ON AG, dated July 1, 2002.****
4.11	Unofficial English translation of Share Purchase Agreement between Schubert Beteiligungs-Gesellschaft mbH and E.ON AG, dated July 1, 2002.****
4.12	Amended and Restated Fiscal Agency Agreement between E.ON AG, E.ON International Finance B.V., E.ON UK PLC, and Citibank, N.A. as Fiscal Agent, and Banque du Luxembourg S.A. and Citibank AG as Paying Agents, relating to the Euro 20,000,000,000 Medium Term Note Programme, dated August 21, 2002.****
8.1	Subsidiaries as of the end of the year covered by this annual report: see “Item 4. Information on the Company — Organizational Structure.”

*	Incorporated by reference to the Form 20-F filed by E.ON AG with the Securities and Exchange Commission on March 21, 2002, file number 1-14688.

**	Incorporated by reference to Exhibit B-2 to the Application-Declaration on Form U-1, Amendment No. 2, filed by Powergen plc with the Securities and Exchange Commission on March 27, 2002, file number 070-10058.

***	Incorporated by reference to the Form 20-F filed by E.ON AG with the Securities and Exchange Commission on March 21, 2002, file number 1-14688. Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked through.

****	Filed herewith.

E.ON AG AND SUBSIDIARIES

F-i

(PAGE INTENTIONALLY LEFT BLANK)

Report of Independent Accountants

To the Board of Directors and Stockholders of

E.ON AG

      We have audited the accompanying consolidated balance sheets of E.ON AG and its subsidiaries (“E.ON” or the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of E.ON’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of E.ON at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 12 a) to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Düsseldorf February 19, 2003	PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
	/S/ BREBECK	/S/ WIEGAND

	Brebeck Wirtschaftsprüfer (German Public Auditor)	Wiegand Wirtschaftsprüfer (German Public Auditor)

E.ON AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions, except for per share amounts)

		Year Ended December 31,

	Note	2002*	2002	2001	2000

Sales	(31)	$38,856	€37,059	€37,273	€39,097
Electricity tax		(978)	(933)	(694)	(349)

Sales, net of electricity tax		37,878	36,126	36,579	38,748
Cost of goods sold and services provided	(5)	(28,067)	(26,769)	(29,351)	(32,436)

Gross profit on sales		9,811	9,357	7,228	6,312

Selling expenses		(5,164)	(4,925)	(3,993)	(3,489)
General and administrative expenses		(1,747)	(1,666)	(1,827)	(1,806)
Other operating income (expenses), net	(6)	218	208	539	4,203
Financial earnings	(7)	(1,349)	(1,287)	737	(43)
Goodwill impairment	(12a )	(2,507)	(2,391)	—	—

Income/(loss) from continuing operations before income taxes and minority interests		(738)	(704)	2,684	5,177
Income taxes	(8)	676	645	(69)	(1,797)

Income/(loss) from continuing operations after income taxes		(62)	(59)	2,615	3,380
Minority interests	(9)	(668)	(637)	(460)	(413)

Income/(loss) from continuing operations		(730)	(696)	2,155	2,967
Income/(loss) from discontinued operations (less applicable income taxes of €(238), (537) and (715), respectively)	(4)	3,441	3,282	(81)	603

Income before cumulative effect of change in accounting principles		2,711	2,586	2,074	3,570
Cumulative effect of change in accounting principles (less applicable income taxes of €(0), (16) and (0), respectively)		201	191	(26)	—

Net income		2,912	2,777	2,048	3,570

Basic earnings per share:	(11)
Income/(loss) from continuing operations		(1.12)	(1.06)	3.19	4.78
Income/(loss) from discontinued operations, net		5.28	5.03	(0.12)	0.97
Cumulative effect of change in accounting principles, net		0.31	0.29	(0.04)	0.00

Net income		4.47	4.26	3.03	5.75

Diluted earnings per share:	(11)
Income/(loss) from continuing operations		(1.12)	(1.06)	3.19	4.78
Income/(loss) from discontinued operations, net		5.28	5.03	(0.12)	0.97
Cumulative effect of change in accounting principles, net		0.31	0.29	(0.04)	—

Net income		4.47	4.26	3.03	5.75

*	Note 1

The accompanying Notes are an integral part of these Consolidated Financial Statements.

E.ON AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions)

		At December 31

	Note	2002*	2002	2001

ASSETS
Intangible assets	(12a )	$ 19,964	€19,040	€10,458
Property, plant and equipment	(12b )	44,026	41,989	34,286
Financial assets	(12c )	17,795	16,971	15,297

Fixed assets		81,785	78,000	60,041

Inventories	(13)	4,026	3,840	4,997
Financial receivables and other financial assets	(14)	1,936	1,847	1,444
Operating receivables and other operating assets	(14)	17,833	17,009	17,325
Assets of disposal groups	(4)	533	508	3,091
Liquid funds	(15)	8,792	8,385	12,144

Non-fixed assets		33,120	31,589	39,001

Deferred taxes	(8)	3,190	3,042	2,244
Prepaid expenses	(16)	455	434	373

Total assets (thereof short-term 2002: 27,429; 2001: 36,996)		118,550	113,065	101,659

	Note	2002*	2002	2001

STOCKHOLDERS’ EQUITY AND LIABILITIES
Capital stock	(17)	$ 1,886	€1,799	€1,799
Additional paid-in capital	(18)	11,956	11,402	11,402
Retained earnings	(19)	14,126	13,472	11,795
Accumulated other comprehensive income	(20)	(797)	(761)	(260)
Treasury stock	(21)	(272)	(259)	(274)

Stockholders’ equity		26,899	25,653	24,462

Minority interests	(22)	6,827	6,511	6,362

Provisions for pensions	(23)	9,607	9,163	8,748
Other provisions	(24)	26,365	25,146	24,053

Accrued liabilities		35,972	34,309	32,801

Financial liabilities	(25)	26,055	24,850	16,089
Operating liabilities	(25)	14,874	14,186	14,024

Liabilities		40,929	39,036	30,113

Liabilities of disposal groups	(4)	356	339	2,613
Deferred taxes	(8)	6,461	6,162	4,492
Deferred income	(16)	1,106	1,055	816

Total liabilities (thereof short-term 2002: 22,437; 2001: 26,207)		91,651	87,412	77,197
Total stockholders’ equity and liabilities		118,550	113,065	101,659

*	Note 1

The accompanying Notes are an integral part of these Consolidated Financial Statements.

E.ON AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31

	2002*	2002	2001	2000

Net income	$2,912	€2,777	€2,048	€3,570
Income applicable to minority interests	668	637	460	413
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	(3,441)	(3,282)	81	(603)
Depreciation, amortization, impairment	7,136	6,806	3,511	3,617
Changes in provisions	(1,328)	(1,267)	454	(51)
Changes in deferred taxes	(1,593)	(1,519)	(425)	262
Other non-cash income and expenses	291	278	(637)	1,490
(Gain)/loss on disposal of:
Equity investments	15	14	(1,229)	(4,511)
Other financial assets	(694)	(662)	9	(18)
Intangible and fixed assets	(385)	(367)	(291)	(207)
Changes in non-fixed assets and other operating liabilities
Inventories	267	255	121	(1,030)
Trade receivables	(721)	(688)	(94)	(1,724)
Other operating receivables	(893)	(852)	(340)	(884)
Trade payables	580	553	(119)	459
Other operating liabilities	1,055	1,007	(897)	1,241

Cash provided by operating activities	3,869	3,690	2,652	2,024

Payments from disposal of:
Equity investments	8,763	8,358	14,103	5,585
Other financial assets	1,903	1,815	4,841	1,593
Intangible and fixed assets	817	779	925	711
Purchase of
Equity investments	(21,301)	(20,316)	(3,298)	(2,761)
Other financial assets	(649)	(619)	(778)	(5,098)
Intangible and fixed assets	(3,404)	(3,247)	(2,833)	(2,691)
Charges in securities (other than trading) (> 3 months)	1,410	1,345	(631)	(887)
Changes in other liquid funds	1,437	1,371	(518)	1,225

Cash provided by (used for) investing activities	(11,024)	(10,514)	11,811	(2,323)

Payments received/made from changes in capital including minority interests	(27)	(26)	254	—
Payments for treasury stock, net	16	15	(3,539)	(925)
Payments of cash dividends to
Stockholders of E.ON AG	(1,153)	(1,100)	(954)	(629)
Minority stockholders	(444)	(423)	(253)	(62)
Payments for financial liabilities	13,035	12,432	7,145	8,916
Repayments of financial liabilities	(6,766)	(6,453)	(14,278)	(5,997)

Cash provided by (used for) financing activities	4,661	4,445	(11,625)	1,303

Net increase (decrease) in cash and cash equivalents maturing (< 3 months)	(2,494)	(2,379)	2,838	1,004
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	(245)	(233)	66	30
Liquid funds at the beginning of the period (< 3 months)	4,445	4,239	1,617	531
Liquid funds from discontinued operations at the beginning of the period (< 3 months)	(299)	(285)	(567)	(515)

Liquid funds from continuing operations at end of the period (< 3 months)	1,407	1,342	3,954	1,050

Securities available for sale from continuing operations at the end of the period (> 3 months)	7,385	7,043	7,799	6,747
Securities available for sale from discontinued operations at the end of the period (> 3 months)	—	—	106	137
Liquid funds from discontinued operations at the end of the period (< 3 months)	—	—	285	567

Liquid funds as shown on the balance sheet	8,792	8,385	12,144	8,501

*	Note 1

The accompanying Notes are an integral part of these Consolidated Financial Statements.

E.ON AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in millions of €)

				Accumulated Other Comprehensive Income

		Additional		Currency	Available-	Minimum
	Capital	paid-in	Retained	translation	for-sale	pension	Cash flow	Treasury
	stock	capital	earnings	adjustments	securities	liability	hedges	stock	Total

January 1, 2000	1,307	2,197	11,763	196	397	(47)	—	—	15,813
Shares issued	678	9,205							9,883
Shares reacquired/sold								(925)	(925)
Dividends paid			(628)						(628)
Net income			3,570						3,570
Other comprehensive income				255	93	(28)			320
Total comprehensive income									3,890

December 31, 2000	1,985	11,402	14,705	451	490	(75)	—	(925)	28,033

Shares reacquired/sold								(3,539)	(3,539)
Redeemed shares	(186)		(4,004)					4,190	—
Dividends paid			(954)						(954)
Net income			2,048						2,048
Other comprehensive income				(75)	(755)	(245)	(51)		(1,126)
Total comprehensive income									922

December 31, 2001	1,799	11,402	11,795	376	(265)	(320)	(51)	(274)	24,462

Shares reacquired/sold								15	15
Dividends paid			(1,100)						(1,100)
Net income			2,777						2,777
Other comprehensive income				(618)	262	(81)	(64)		(501)
Total comprehensive income									2,276

December 31, 2002	1,799	11,402	13,472	(242)	(3)	(401)	(115)	(259)	25,653

The accompanying Notes are an integral part of these Consolidated Financial Statements.

E.ON AG AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	Basis of Presentation

      The Consolidated Financial Statements of E.ON AG (“E.ON” or the “Company”), Düsseldorf, have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

      E.ON makes use of the relief outlined in § 292a of the German Commercial Code (“HGB”), which exempts companies from preparing consolidated financial statements in accordance with generally accepted accounting principles in Germany (“German GAAP”), if the consolidated financial statements are prepared in accordance with internationally accepted accounting principles and comply with the Fourth and Seventh Accounting Directive of the European Community. For the interpretation of these directives, the Company relied on German Accounting Standards (“DRS”) No. 1 and DRS No. 1a, “Exempting Consolidated Financial Statements in accordance with § 292a of the German Commercial Code.”

      Solely for the convenience of the reader, the December 31, 2002 financial statements (except the changes in stockholders’ equity) have also been translated into United States dollars (“$”) at the rate of €1 = $1.0485, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2002. Such translation is unaudited.

(2)	Summary of Significant Accounting Policies

Principles of Consolidation

      The Consolidated Financial Statements include the accounts of E.ON AG and its subsidiaries. The subsidiaries, associated companies and other related companies have been included in the Consolidated Financial Statements in accordance with the following criteria:

•	All material majority-owned subsidiaries in which E.ON directly or indirectly exercises control through a majority of the stockholders’ voting rights (“affiliated companies”) are fully consolidated.

•	Majority-owned companies in which E.ON does not exercise management control due to restrictions in the control of assets and management (“unconsolidated affiliates”) are generally accounted for under the equity method.

Companies in which E.ON holds between 20 and 50 percent of the shares and has the ability to exercise significant influence in the investees’ operations (“associated companies”) are also accounted for under the equity method.

•	“Other share investments” represent those in which E.ON holds less than 20 percent ownership and are accounted for under the cost method.

      A list of all E.ON stockholdings and other interests will be filed with the Commercial Register of the District Court in Düsseldorf, HRB 22 315.

      Intercompany results, expenses and income, as well as receivables and liabilities between the consolidated companies and equity investments, are eliminated.

Business Combinations

      Effective July 1, 2001, E.ON adopted Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”). In accordance with SFAS 141, all business combinations are accounted for under the purchase method of accounting, whereby all assets acquired and liabilities assumed are recorded at their fair value. After adjustments to the fair values of assets acquired and liabilities assumed are made, any resulting positive differences are capitalized in the balance sheet as goodwill. Situations in which the fair value of net assets acquired is greater than the purchase price paid result in an excess that is allocated as a pro rata reduction of the balance sheet amounts that would otherwise be assigned to certain of the acquired assets. Should any such excess remain after reducing the amounts that otherwise would have been assigned to those assets, the remaining excess is recognized as an extraordinary gain. Goodwill arising in companies for which the equity method is applied is calculated on the same principles that are applicable to fully consolidated companies.

Foreign Currency Transactions

      The Company’s transactions denominated in currencies other than the euro are translated at the current exchange rate at the time of the transaction and adjusted to the current exchange rate at each balance sheet date; any gains and losses resulting from fluctuations in the relevant currencies are included in other operating income and other operating expenses, respectively.

      The assets and liabilities of the Company’s foreign subsidiaries with a functional currency other than the euro are translated using year-end exchange rates, while the statements of income are translated using annual-average exchange rates. Significant transactions of foreign subsidiaries occurring within the fiscal year are included in the financial statements using the exchange rate at the date of the transaction. Differences arising from the translation of assets and liabilities, as well as gains or losses in comparison with the translation of prior years, are included as a separate component of stockholders’ equity and accordingly have no effect on net income.

      The following major currencies of countries outside the European Monetary Union (1) have experienced the exchange-rate fluctuations shown below for the periods indicated:

		€1, Rate as of
		December 31,		€1, Annual Average Rate

Currencies	ISO-Code	2002	2001	2002	2001	2000

Swiss franc	CHF	1.45	1.48	1.47	1.51	1.56
British pound	GBP	0.65	0.61	0.63	0.62	0.61
Japanese yen	JPY	124.27	115.33	118.04	108.68	99.47
Swedish krona	SEK	9.16	9.30	9.16	9.26	8.45
U.S. dollar	USD	1.04	0.88	0.95	0.90	0.92

(1)	The Countries within the European Monetary Union are Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxemburg, the Netherlands, Portugal and Spain.

Revenue Recognition

      The Company generally recognizes revenue upon delivery of products to customers or upon fulfillment of services. Delivery has occurred when the risks and rewards associated with ownership have been transferred to the buyer. Following is a description of E.ON’s major revenue recognition policies by segment.

E.ON Energie and Powergen

      Sales of E.ON Energie AG (“E.ON Energie”), Munich, Germany, and Powergen Limited (“Powergen”), London, U.K., consist mainly of revenue from the sales of electricity and gas to industrial and commercial customers; sales of electricity, gas and telephony services to domestic customers; revenue from the distribution of electricity and steam under combined heat and power schemes; and sales of electricity in the U.K. under the New Electricity Trading Arrangements (“NETA”).

      Income from the sale of electricity and gas to industrial, commercial and domestic customers is recognized when earned and reflects the value of units supplied, including an estimated value of units supplied to customers between the date of their last meter reading and year end.

      In 2002, the Emerging Issues Task Force (“EITF”) reached the consensus that all gains and losses on energy trading contracts should be shown net in the statement of income (“EITF 02-03”).

Chemicals

      Sales are recognized net of discounts, bonuses and rebates at the time of transfer of risk or when the services are rendered. For products, this is normally when the goods are dispatched to the customer.

Real Estate

      Sales are recognized net of discounts, sales incentives, customer bonuses and rebates granted, when title passes, the remuneration is contractually fixed or determinable and satisfaction of the connected claims is probable.

Accounting for Sales of Stock of a Subsidiary

      The accounting method adopted by the Company for the issuance of a subsidiary’s stock to third parties is through recognition of gains or losses in other operating income or other operating expenses, respectively, in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 51, “Accounting for Sales of Stock of a Subsidiary” (“SAB 51”).

Electricity Tax

      The electricity tax is levied on electricity delivered to end customers by domestic utilities in Germany and Sweden and consists of a fixed tax rate per kilowatt-hour (“kWh”). This rate varies between different classes of customers.

Advertising Costs

      Advertising costs are expensed as incurred and totaled €226 million (2001: €273 million, 2000: €173 million).

Research and Development Costs

      Research and development costs are expensed as incurred.

Earnings Per Share

      Earnings per share (“EPS”) are computed in accordance with SFAS No. 128, “Earnings per Share” (“SFAS 128”). Basic EPS is computed by dividing consolidated net income by the weighted average number of ordinary shares outstanding during the relevant period. The computation of diluted EPS is identical to basic EPS as the Company does not have any potentially dilutive equity securities.

Goodwill and Intangible Assets

Goodwill

      Effective for fiscal years beginning after December 15, 2001, SFAS No. 142, “Goodwill and other Intangible Assets” (“SFAS 142”), requires that goodwill no longer be periodically amortized, but rather be tested for impairment at the reporting unit level on an annual basis. Goodwill must be evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired. The Company identified its reporting units as the operating units one level below its reportable segments.

      The testing of goodwill for impairment involves two steps:

•	The first step is to compare each reporting unit’s fair value with its carrying amount including goodwill. If a reporting unit’s carrying amount exceeds its fair value, this indicates that its goodwill may be impaired and the second step is required.

•	The second step is to compare the implied fair value of the reporting unit’s goodwill with the carrying amount of its goodwill. The implied fair value is computed by allocating the reporting unit’s fair value to all of its assets and liabilities in a manner that is similar to a purchase price allocation in a business combination in accordance with SFAS 141. The remainder after this allocation is the implied fair value of the reporting unit’s goodwill. If the fair value of goodwill is less than its carrying value, the difference is recorded as an impairment.

      When the Company adopted SFAS 142, it performed a transitional impairment test that resulted in no impairment and recognized existing negative goodwill in income. This reflects a change in accounting principle and is therefore recognized separately in the income statement.

Intangible Assets Not Subject to Amortization

      SFAS 142 also requires that intangible assets other than goodwill be amortized over their useful lives unless their lives are considered to be indefinite. Any intangible asset that is not subject to amortization must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying value. Should the carrying value exceed the fair value, an impairment loss equal to the difference is recognized in other operating expenses.

Intangible Assets Subject to Amortization

      Intangible assets subject to amortization are classified into marketing-related, customer-related, contract-based, and technology-based, all of which are valued at cost and amortized using the straight-line method over their expected useful lives, generally for a period between 7 and 20 years.

      Intangible assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

      Please see Note 12 a) for additional information about goodwill and intangible assets.

Property, Plant and Equipment

      Property, plant and equipment are valued at historical or production costs and depreciated over their expected useful lives, as summarized in the following table.

Useful Lives of Property, Plant and Equipment

Buildings	10 to 50 years
Chemical plants	5 to 25 years
Power plants
Conventional components
Powergen	up to 60 years
Other	10 to 15 years
Nuclear components	up to 25 years
Hydro power stations and other facilities used to generate renewable energy	10 to 50 years
Equipment, fixtures, furniture and office equipment	3 to 25 years
Technical equipment for distribution and transmission
Powergen	15 to 65 years
Other	15 to 35 years

      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized in accordance with SFAS 144 when a long-lived asset’s carrying amount exceeds its fair value. The carrying value of such an impaired asset is written down to its fair value. The remaining useful life of the asset, if appropriate, is correspondingly revised.

      Interest has been capitalized on debt apportioned to the construction period of qualifying assets as a part of their cost of acquisition or construction. The additional acquisition cost is depreciated over the expected useful life of the related asset, commencing on the completion or commissioning date. Repair and maintenance costs are expensed as incurred.

Leasing

      Leasing transactions are classified according to the lease agreement which specifies the benefits and risks associated with the leased property. E.ON concludes some agreements in which it is the lessor and other agreements in which it is the lessee.

      Leasing transactions in which E.ON is the lessee are defined as capital leases or operating leases. In a capital lease, E.ON receives the economic benefit of the leased property and recognizes the asset and associated liability on its balance sheet. All other transactions in which E.ON is the lessee are classified as operating leases. E.ON records the payments it makes under operating leases as an expense.

      Leasing transactions in which E.ON is the lessor and the lessee enjoys the benefits and bears the risks of the leased property are classified as sale-type leases or direct financing leases. In these two types of leases, E.ON records the present value of the minimum lease payments as a receivable. The lessee’s lease payments to E.ON are allocated between a reduction of the lease obligation and interest income. All other transactions in which E.ON is the lessor are categorized as operating leases. E.ON records the leased property as an asset and shows the scheduled lease payments as income.

Financial Assets

      Shares in associated companies are accounted for in accordance with the equity method. E.ON’s accounting policies are also generally applied to its associated companies. Certain other share investments and investments in debt securities are accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). SFAS 115 requires that a security be accounted for according to its classification as either trading, available-for-sale or held-to-maturity. Debt securities which the Company does not have the positive intent and ability to hold to maturity and all marketable securities are classified as securities available-for-sale. The Company does not hold any securities classified as trading or held-to-maturity. Securities classified as available-for-sale are carried at fair value, with unrealized gains and losses net of related deferred taxes reported as a separate component of stockholders’ equity until realized. Realized gains and losses are recorded based on the specific identification method. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in financial earnings within “Write-downs of financial assets and long-term loans”. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains (losses) on such securities are included in other operating income (expenses). Other share investments that are non-marketable are accounted for at cost.

Inventories

      The Company values inventories at the lower of acquisition or production costs or market values. Raw materials, products and goods purchased for resale are valued at LIFO, average cost or other allowed methods. In addition to production materials and wages, production costs include proportionate material and production overhead based on standard capacity. Interest on borrowings is capitalized if the production activities are performed over an extended period (“qualifying assets”). The costs of general administration, voluntary social benefits and pensions are not capitalized. Inventory risks resulting from excess and obsolescence are provided for by appropriate valuation allowances.

Receivables and Other Assets

      Receivables and other assets are recorded at their nominal values. Valuation allowances are provided for identified individual risks for these items, as well as for long-term loans. If the loss of a certain part of the receivables is probable, valuation allowances are provided to cover the expected loss.

Discontinued Operations and Assets Held for Sale

      Effective January 1, 2002, E.ON adopted SFAS 144. SFAS 144 requires that not only a reportable segment of a business, but also a substantial component of an entity that either has been disposed of or is classified as held for sale must be reported as discontinued operations if certain criteria are met. Gains or losses from the disposal of and the operations of components classified as discontinued operations are included in “Income (loss) from discontinued operations”. For discontinued operations recorded in 2002, E.ON did not reclass the prior year balance sheet accounts attributable to these discontinued operations as this is not required by SFAS 144.

      If assets are identified as held for sale, depreciation is discontinued, and the Company determines the fair value of such assets. If the fair value of such assets, less selling costs, is less than the net book value of the assets, a loss is recognized immediately. Fair value is determined based on the assets’ discounted cash flows. The underlying interest rate that management deems reasonable is contingent on the type of property and prevailing market conditions. Appraisals and, if appropriate, current estimated net sales proceeds from pending offers are also considered.

Liquid Funds

      Liquid funds include certain securities available-for-sale, checks, cash on hand and bank balances. E.ON considers liquid funds with an original maturity of three months or less to be cash equivalents.

Stock-based Compensation

      The stock-based compensation plans are accounted for on the basis of their intrinsic values as per SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) as allowed in connection with FASB Interpretation (“FIN”) No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (“FIN 28”). The corresponding expense is recognized in the income statement.

U.S. Regulatory Assets and Liabilities

      SFAS No. 71, “Accounting for the effects of Certain Types of Regulation” (“SFAS 71”) sets out the appropriate accounting treatment for U.S. utilities whose regulators have the power to approve or regulate charges to customers.

      Under SFAS 71, as long as the utility is substantially assured of recovering its allowable costs from, or is obligated to refund amounts to, customers through the regulatory process, any costs not yet recovered, or revenues not yet refunded, may be deferred and reported as regulatory assets/liabilities.

Pensions

      The valuation of pension liabilities is based upon actuarial computations using the projected unit credit method in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”).

Other Provisions and Liabilities

      Other provisions and liabilities are recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.

Deferred Taxes

      Under SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), deferred taxes are recognized for all temporary differences between the applicable tax balance sheets and the Consolidated Balance Sheet. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 also requires the recognition of the future tax benefits of net operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefit will not be realized.

      Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date. The deferred taxes for German companies are generally calculated based on a tax rate of 39 percent (2001: 39 percent; 2000: 39 percent) on the basis of a federal statutory rate of 25 percent for corporate income tax, a solidarity surcharge of 5.5 percent on corporate tax, and the average trade tax rate applicable for E.ON. The German corporate income tax rate will increase to 26.5 percent for 2003 only. For this reason, temporary differences that are reversed in 2003 have been calculated using a cumulative tax rate of 40 percent. Foreign subsidiaries use the applicable national tax rates.

      Note 8 shows the major temporary differences and their net effect on the Consolidated Financial Statements.

Derivative Instruments and Hedging Activities

      SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 137 “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 — an amendment of FASB Statement No. 133” (“SFAS 137”) and SFAS No. 138” “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 138”) and as interpreted by the Derivatives Implementation Group (“DIG”), was adopted by the Company as of January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The cumulative effect of adopting SFAS 133 at January 1, 2001, representing the initial revaluation of derivatives and other items, was an after-tax charge of €26 million.

      Instruments commonly used are foreign currency forwards, interest rate swaps and cross currency swaps, as well as electricity, gas, coal and oil related forwards and options, both physically and financially settled.

      SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the Consolidated Balance Sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in income or stockholders’ equity (as a component of accumulated other comprehensive income, “OCI”).

      SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. The Company does not exclude any component of derivative gains and losses from the assessment of hedge effectiveness. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80 to 125 percent effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. If possible, the shortcut method in assessing effectiveness of interest rate hedges is applied.

      For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) is recorded in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is reported in stockholders’ equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period(s) during which the transaction being hedged affects earnings. The ineffective portion of a hedging derivative’s fair value change is recorded in current earnings. For derivative instruments designated as a hedge of the foreign currency risk in a net investment, in a foreign operation derivative as well as non-derivative financial instruments are used. Gains or losses due to fluctuations in market rates are recorded in the cumulative translation adjustment within stockholders’ equity (as a currency translation adjustment in accumulated other comprehensive income).

      Fair values of derivative instruments are classified as operating assets or liabilities. Fair value changes of derivative instruments affecting income are classified as other operating income or expenses. Realized gains and losses of derivative instruments relating to sales of the Company’s products are principally recognized in sales or cost of goods sold.

      In the normal course of operations, certain entities are involved in energy trading and risk management activities. In accordance with Emerging Issues Task Force No. 98-10, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities” (“EITF 98-10”) all contracts entered into for trading purposes by an entity involved in such activities (energy trading contracts) are measured at fair value and recorded in the Consolidated Balance Sheet, with gains and losses included in current income. At its meeting on October 25,

2002, the EITF reached a conclusion to rescind EITF 98-10. The full rescission of this guidance will be effective for fiscal periods beginning after December 15, 2002. However, all new energy trading contracts entered into subsequent to October 25, 2002 that do not also meet the definition of a derivative pursuant to SFAS 133 are no longer to be measured at fair value. The EITF also reached a consensus that all gains and losses on energy trading contracts should be shown net in the statement of income (please see page F-7, Revenue Recognition).

      The Company does not expect the rescindment of EITF 98-10 to have a material impact on its operating results or financial position because most of the energy trading contracts it has entered into prior to October 25, 2002, fall within the scope of SFAS 133. Please see Note 29 for additional information regarding the Company’s use of derivative instruments.

Consolidated Statement of Cash Flows

      The Consolidated Statement of Cash Flows is classified by operating, investing and financing activities pursuant to SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”). The separate line item, “Other non-cash income and expenses,” mainly comprises undistributed income from companies valued at equity. Effects of changes in the scope of consolidation are shown in investing activities and have been eliminated from the items in the three classification areas. This also applies to valuation changes due to exchange rate fluctuations, whose impact on cash and cash equivalents is separately disclosed.

Segment Information

      The Company’s segment reporting is prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The management approach required by SFAS 131 designates that the internal reporting organization that is used by management for making operating decisions and assessing performance should be used as the source for presenting the Company’s reportable segments.

Use of Estimates

      The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

      Certain reclassifications to the prior years presentation have been made to conform with the current year presentation.

New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. When the liability is recorded, the Company must capitalize the costs of the liability by increasing the carrying amount of the long-lived asset. Over the estimated life of the asset, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. Upon the initial application of SFAS 143 beginning January 1, 2003, the Company expects an increase in provisions, an increase in property, plant and equipment, and a net transition expense.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which rescinds EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on its operating results or financial position.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS 148 is effective for fiscal years ending after December 15, 2002. The Company does not expect the adoption of SFAS 148 to have a material impact on its operating results or financial position.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by the Company are disclosed in Note 26. Due to the new recognition and measurement requirements of FIN 45, the application of these rules from January 1, 2003 could have a material effect on the Company’s operating results.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of this interpretation is to provide guidance on how to identify a variable interest entity (“VIE”), and to determine when a VIE’s assets, liabilities, non controlling interests, and results of operations of a VIE need to be included in a company’s Consolidated Financial Statements. The Company is currently assessing the impact, if any, FIN 46 will have on its operating results or financial position.

(3) Scope of Consolidation

      Changes to the scope of consolidation in 2002 are listed below:

Scope of Consolidation	Domestic	Foreign	Total

Consolidated companies as of December 31, 2001	403	850	1,253
Additions	89	324	413
Disposals	219	423	642

Consolidated companies as of December 31, 2002	273	751	1,024

      In 2002, a total of 132 domestic and 90 foreign associated and non-consolidated companies were valued at equity (2001: 187 and 85, respectively). See Note 4 for additional information on significant acquisitions, disposals and discontinued operations.

(4) Acquisitions, Disposals and Discontinued Operations

      All energy-related acquisitions are consistent with the Company’s strategy of focusing on and expanding its electricity and gas activities.

Acquisitions in 2002

Significant Acquisitions in 2002

E.ON AG

Powergen Limited

      In July 2002, E.ON acquired 100 percent of the issued share capital of Powergen, an integrated international utility business based in England, for total cash consideration of €7.8 billion. The acquisition was made following a conditional offer with a fixed price to Powergen shareholders in April 2001. In addition, the Company assumed €7.4 billion of debt. Goodwill in the amount of €8.9 billion resulted from the purchase price allocation. Powergen was fully consolidated as of July 1, 2002. An impairment charge of €2.4 billion of the recorded goodwill was recorded in the third quarter of 2002. For further information regarding this charge, please see Note 12 a).

Powergen

TXU Europe Group plc.

      In October 2002, Powergen acquired the U.K.-based retail business operations of TXU Europe Group plc (“TXU Europe”), Ipswich, U.K., for total consideration of €2.2 billion. Powergen also agreed to fund working capital requirements associated with these operations in the amount of €0.4 billion. In addition to the retail business, Powergen acquired three coal-fired power plants and certain long-term gas supply contracts. Goodwill in the amount of €2.3 billion resulted from the purchase price allocation. The operations acquired from TXU Europe were fully consolidated as of October 21, 2002.

      The following table provides details of a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entities at their respective acquisition dates.

	July 1, 2002	October 21, 2002

	Powergen
€ in millions	without TXU	TXU

Intangible assets	523	714
Goodwill	8,916	2,343
Property, plant and equipment	8,164	28
Financial assets	779	—
Non-fixed assets	1,960	558

Total assets	20,342	3,643

Accrued liabilities	9,321	679
Liabilities	3,056	381
Other liabilities	136	—

Total liabilities	12,513	1,060

      The following unaudited pro forma consolidated results of operations of the Company are presented as if the acquisitions of Powergen, TXU Europe and the significant 2001 acquisitions had taken place at the beginning of the periods presented. Adjustments to the Company’s historical information have been made for the acquirees’ results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization and related tax effects resulting from the purchase price allocation. The pro forma figures also include adjustments to include interest costs determined on the basis of E.ON’s average interest rate for external debt also considering the respective financing structures. In addition to the consolidated group amounts stated in Note 12 a), the pro forma amounts for 2001 include goodwill amortization of €278 million.

	2002	2001
€ in millions	unaudited	unaudited

Net sales	43,416	53,309
Income before changes in accounting principle	3,085	2,643
Net income	3,276	2,590
Earnings per share (in €)	5.02	3.84

      This unaudited pro forma information is not necessarily indicative of what the actual combined results of operations might have been had the acquisitions occurred at the beginning of the periods presented.

Other Acquisitions in 2002

E.ON Energie

      E.ON Energie purchased the following companies in 2002 for a total of €3,449 million, with a total amount of goodwill of €1,425 million, of which €1,003 million is preliminary due to ongoing purchase price allocations which are expected to be completed in 2003.

Espoon Sähkö Oyj

      In January through April 2002, E.ON Energie acquired a majority interest in Espoon Sähkö Oyj (“Espoon”), Espoo, Finland, in two steps. At December 31, 2002, E.ON Energie held a 65.6 percent interest in Espoon. Espoon was fully consolidated as of April 1, 2002.

Energie-Aktiengesellschaft Mitteldeutschland

      In May 2002, E.ON Energie increased its 46.0 percent interest in Energie-Aktiengesellschaft Mitteldeutschland (“EAM”), Kassel, Germany, to a majority interest. As of December 31, 2002, E.ON Energie held 73.3 percent of EAM. EAM was fully consolidated as of June 1, 2002.

E.ON Wesertal Beteiligungsgesellschaft mbH

      In June 2002, E.ON Energie purchased a 100 percent interest in E.ON Wesertal Beteiligungsgesellschaft mbH (“EWB”), formerly Fortum Energie GmbH, Hamburg, Germany. EWB is a holding company for 100 percent of the shares of Elektrizitätswerk Wesertal GmbH (“EWW”), Hameln, Germany. Both companies were fully consolidated as of July 1, 2002.

Elektrizitätswerk Minden-Ravensberg GmbH

      In July 2002, E.ON Energie acquired a majority in Elektrizitätswerk Minden-Ravensberg GmbH (“EMR”), Herford, Germany. E.ON Energie added to its existing interest in EMR as of December 31, 2001, of 25.1 percent by acquiring an additional 30.1 percent interest. EMR was fully consolidated as of August 1, 2002.

Thüga Aktiengesellschaft

      In August 2002, E.ON Energie increased its existing interest in Thüga Aktiengesellschaft (“Thüga”), Munich, Germany, to a total of 87.1 percent by acquiring an additional 25.1 percent interest. Thüga was fully consolidated in 2001.

Západoslovenská Energetika a.s.

      In September 2002, E.ON Energie acquired a 49.0 percent interest in Západoslovenská Energetika a.s. (“ZSE”), Bratislava, Slovakia. ZSE is accounted for under the equity method.

Észek-dunéntúli Áramszolgáltató Rt.

      In November 2002, E.ON Energie acquired an additional 62.9 percent stake in Észek-dunéntúli Áramszolgáltató Rt. (“Édász”), Györ, Hungary. Prior to this acquisition, E.ON Energie owned 27.7 percent of Édász. Édász was fully consolidated effective December 1, 2002.

Powergen

Powergen Renewables Holdings Limited

      In October 2002, Powergen acquired the remaining 50.0 percent interest in its former joint venture Powergen Renewables Holdings Limited, London, U.K., for €92 million. In addition, Powergen assumed €57 million of debt. As of December 31, 2002, Powergen holds a 100 percent interest. Total goodwill of €64 million was recorded in the purchase price allocation.

Viterra

Frankfurter Siedlungsgesellschaft mbH

      On January 1, 2002, Viterra AG (“Viterra”), Essen, Germany, acquired a 86.3 percent interest in Frankfurter Siedlungsgesellschaft mbH (“FSG”), Frankfurt, Germany. FSG focuses on the management and the sale of residential real estate. The total purchase price amounted to €312 million. No amounts were assigned to goodwill and intangible assets during the purchase price allocation. In December 2002, Viterra sold a 0.2 percent interest in FSG to an investor. Viterra’s ownership interest amounted to 86.1 percent as of December 31, 2002. In January 2003, Viterra acquired an additional 13.7 percent interest in FSG for a price of €49 million.

Dispositions and Discontinued Operations in 2002

Significant Dispositions in 2002

E.ON AG

Orange S.A.

      In June 2002, E.ON exercised its put option to sell all of its shares in Orange S.A. (“Orange”), Paris, France, to France Télécom S.A. (“France Télécom”), Paris, France. The exercise price was €9.25 per share. E.ON received approximately €950 million in the transaction. E.ON had received the Orange shares as part of the purchase price for its interest in the Swiss operations of Orange Communications S.A. (“Orange Communications”), Lausanne, Switzerland, which it sold to France Télécom in November 2000. The sale resulted in a net loss of €103 million.

Schmalbach-Lubeca AG

      In December 2002, E.ON concluded an agreement to sell the remaining activities of Schmalbach-Lubeca AG (“Schmalbach-Lubeca”), Ratingen, Germany. Ball Corporation, Indiana, U.S., a packaging manufacturer, purchased the company for €1.2 billion from AV Packaging GmbH (“AV Packaging”), Munich, Germany, a joint venture of Allianz Capital Partners, Munich, Germany, and E.ON AG. In July 2002, Schmalbach-Lubeca had sold the PET and White Cap business units to Amcor Ltd., Abbotsford/ Victoria, Australia, a packaging manufacturer, for about €1.8 billion. The resulting net gain on the sales was €558 million, which is recognized in income from companies accounted for at equity.

E.ON Energie

      In 2002, the following transactions of E.ON Energie resulted in a total gain of €286 million.

Rhenag Rheinische Energie Aktiengesellschaft

      In January 2002, E.ON Energie split up the partnership which owned shares in Rhenag Rheinische Energie Aktiengesellschaft (“Rhenag”), Cologne, Germany.

Watt AG

      In July 2002, E.ON Energie sold its entire 24.5 percent interest in Watt AG (“Watt”), Dietikon, Switzerland, for €429 million.

The dispositions of the above-mentioned investments were accounted for as disposals of financial assets, see Note 12 c).

Discontinued Operations in 2002

      In 2002, the Company discontinued the operations of its former Oil and Distribution/ Logistics business segments, following its disposal of VEBA Oel AG (“VEBA Oel”), Gelsenkirchen, Germany, and Stinnes AG (“Stinnes”), Mülheim an der Ruhr, Germany, which are described in more detail below. These segments are accounted for as discontinued operations in accordance with SFAS 144. In addition, Degussa AG (“Degussa”), Düsseldorf, Germany, and Viterra have either disposed of or have classified certain businesses as held for sale in 2002 and, accordingly, present the related results of these operations as discontinued. Amounts in the Consolidated Financial Statements and notes thereto for the year ended December 31, 2002, as well as the Consolidated Statements of Income for 2002 and 2001 and notes thereto have been reclassified to reflect the discontinued operations.

      Income/ (loss) from operations for discontinued operations until the date of disposal, as well as the gains or losses from disposals are reported in “Income/ (loss) from discontinued operations, net” in the accompanying Consolidated Statements of Income.

      For financial reporting purposes, the assets and liabilities of the disposal groups held for sale at year end are classified in the accompanying Consolidated Balance Sheet as of December 31, 2002, in “Assets of disposal groups” and “Liabilities of disposal groups”.

      Cash flows from the discontinued operations have been eliminated from the Consolidated Statements of Cash Flows for all periods presented.

E.ON AG

VEBA Oel AG

      In July 2001, E.ON AG and BP plc (“BP”), London, U.K., entered into an agreement pursuant to which BP agreed to acquire a 51.0 percent stake in VEBA Oel, a 100 percent subsidiary of E.ON AG, by way of a capital increase. The agreement also provided E.ON with a put option that allowed it to sell the remaining 49.0 percent of shares in VEBA Oel to BP at any time from April 1, 2002. In December 2001, the German Federal Cartel Office (“Bundeskartellamt”) cleared the transaction.

      The capital increase of VEBA Oel took place on February 7, 2002, in which BP contributed approximately €2.9 billion. Simultaneous to this capital increase, intercompany loans granted to VEBA Oel in the amount of €1.9 billion were repaid.

      Prior to this, VEBA Oel, on January 29, 2002, sold its entire exploration and production business (“Upstream business”) to Petro Canada Limited, Alberta, Canada, for approximately €2.4 billion.

      As of June 30, 2002, E.ON AG exercised its put option and sold the remaining 49.0 percent of shares and received approximately €2.8 billion. During 2003, E.ON expects the contractual purchase price adjustments to be finalized.

      The following table provides details of selected financial information from the discontinued operations of the Oil segment:

€ in millions	2002	2001	2000

Sales	1,703	26,422	28,062
Gain on disposal, net	1,367	—	—
Other income/ (expenses), net	(1,284)	(25,565)	(27,289)

Income before income taxes and minority interests	1,786	857	773
Income taxes	(5)	(556)	(505)
Minority interests	3	(6)	(2)

Income from discontinued operations	1,784	295	266

Stinnes AG

      In July 2002, E.ON completed negotiations with Deutsche Bahn AG (“Deutsche Bahn”), Berlin, Germany, on the sale of its 65.4 percent shareholding in Stinnes as part of a public takeover offer by Deutsche Bahn. The proceeds from this sale were €1.6 billion. Stinnes was deconsolidated as of September 30, 2002.

      The following table provides details of selected financial information from the discontinued operations of the Distribution/ Logistics segment:

€ in millions	2002	2001	2000

Sales	8,840	12,270	11,980
Gain on disposal, net	588	—	—
Other income/ (expenses), net	(8,638)	(12,029)	(11,637)

Income before income taxes and minority interests	790	241	343
Income taxes	(125)	(89)	(146)
Minority interests	(62)	(57)	(70)

Income from discontinued operations	603	95	127

Degussa AG:

      In accordance with Degussa’s program of divesting non-core businesses in order to focus on specialty chemicals, the following operations were sold in 2002 for aggregate proceeds of €866 million and therefore were classified as discontinued operations:

•	In January 2002, Degussa sold the companies which had conducted its gelatin activities to Sobel N.V., Eindhoven, The Netherlands. The gelatin activities were deconsolidated as of February 10, 2002.

•	In February 2002, Degussa sold its persulfate operations to Unionchimica Industriale S.p.A., Bergamo, Italy. The persulfate operations were deconsolidated as of March 31, 2002.

•	In February 2002, Degussa sold its textile additives activities to Giovanni Bozetto S.p.A, Milano, Italy. The textile additives activities were deconsolidated as of February 28, 2002.

•	In April 2002, Degussa sold SKW Piesteritz Holding GmbH (“SKW Piesteritz”), Piesteritz, Germany, to A&A Stickstoff Holding AG, Binningen, Switzerland. SKW Piesteritz was deconsolidated as of June 30, 2002.

•	In June 2002, Degussa sold Degussa Bank GmbH (“Degussa Bank”), Frankfurt am Main, Germany, to the Allgemeine Deutsche Direktbank AG, Frankfurt am Main, Germany. Degussa Bank was deconsolidated as of June 30, 2002.

•	In August 2002, Degussa sold Viatris GmbH & Co. KG (“Viatris”), Frankfurt am Main, Germany, a pharmaceutical company, to Advent International Corporation, Boston/ Massachusetts, U.S. Viatris was deconsolidated as of September 30, 2002.

•	In December 2002, Degussa sold Zentaris AG (“Zentaris”), Frankfurt am Main, Germany, to Æterna Laboratories Inc., Québec, Canada. Zentaris was deconsolidated as of December 31, 2002.

      The following table provides details of selected financial information from the discontinued operations of Degussa’s disposal groups:

€ in millions	2002	2001	2000

Sales	410	1,061	763
Loss on disposal, net	(93)	—	—
Other income/(expenses), net	(388)	(1,037)	(796)

Income before income taxes and minority interests	(71)	24	(33)
Income taxes	(59)	(14)	17
Minority interests	46	(4)	5

Loss from discontinued operations	(84)	6	(11)

Viterra AG

      In accordance with its strategy of focusing on its core business, Viterra has decided to divest Viterra Energy Services AG (“VES”), Essen, Germany. VES provides heat and water metering services for residential and commercial property.

      The following table provides details of selected financial information from the discontinued operations of VES:

€ in millions	2002	2001	2000

Sales	456	416	377
Other income/(expenses), net	(364)	(324)	(214)

Income before income taxes and minority interests	92	92	163
Income taxes	(39)	(33)	(62)
Minority interests	(1)	—	—

Income from discontinued operations	52	59	101

      The following table provides details of the major classes of assets and liabilities included as part of the VES disposal group held for sale:

€ in millions	December 31, 2002

Intangible assets	56
Goodwill	72
Property, plant and equipment	30
Financial assets	1
Non-fixed assets	343
Other assets	6

Total assets	508

Accrued liabilities	127
Liabilities	53
Other liabilities	159

Total liabilities	339

Acquisitions in 2001

Significant Acquisitions in 2001

Sydkraft AB

      During the first part of 2001, E.ON Energie acquired a controlling interest in Sydkraft AB (“Sydkraft”), Malmö, Sweden, a Swedish energy group, through a multiple-step process:

•	On February 1, 2001, 5.3 percent of the outstanding shares were acquired.

•	On February 21, 2001, E.ON Energie announced a takeover bid to acquire shares through a public tender through May 2001. A total of 15.7 percent of the outstanding shares were acquired through this takeover bid.

•	On April 6, 2001, an additional 15.7 percent was acquired.

      Prior to these share acquisitions, E.ON Energie owned 24.1 percent of Sydkraft as per December 31, 2000. Subsequent to these share acquisitions, E.ON Energie owned a 60.8 percent interest in and fully consolidated Sydkraft effective May 1, 2001. The total purchase price paid for the above acquisitions amounted to approximately €1.7 billion. As the fair value of the acquired net assets approximated the purchase price, no goodwill was recorded.

      In October 2001, E.ON Energie concluded a put option agreement that allows the minority shareholder to exercise its right to sell its remaining stake in Sydkraft to E.ON Energie for approximately €2 billion through the end of 2005.

      In March 2002, E.ON Energie sold a 5.8 percent interest in Sydkraft for approximately €223 million. A gain of €66 million was realized in connection with this transaction. In 2002, E.ON Energie acquired an additional interest of approximately 0.2 percent from various minority shareholders, giving it a stake in Sydkraft of 55.2 percent as of December 31, 2002.

Hein Gas Hamburger Gaswerke GmbH

      In June 2001, E.ON Energie acquired an additional 61.9 percent interest in Hein Gas Hamburger Gaswerke GmbH (“Hein Gas”), Hamburg, Germany, for €514 million. The acquisition resulted in goodwill of €74 million. As of December 31, 2001, E.ON Energie’s investment in Hein Gas totaled 89.9 percent. Hein Gas was fully consolidated effective June 1, 2001.

SKW Trostberg AG

      In the second half of 2000, Degussa-Hüls AG (“Degussa-Hüls”), Frankfurt am Main, Germany, and SKW Trostberg AG (“SKW Trostberg”), Trostberg, Germany, announced plans to merge into Degussa with Degussa-Hüls acting as the acquirer. In October 2000, the merger was approved by the shareholders of Degussa-Hüls and SKW Trostberg, and in early 2001 the European antitrust authorities approved the merger. On February 9, 2001, the merger was entered into the Commercial Register. The purchase was effected through a share transaction using the following exchange ratios:

•	one Degussa AG share for one Degussa-Hüls share

•	five Degussa AG shares for 22 SKW Trostberg shares

      This share exchange resulted in E.ON holding a 64.6 percent ownership in Degussa. E.ON accounted for the merger as a transaction between entities under common control. For this reason, there were no fair value adjustments made to E.ON’s interest in SKW Trostberg held prior to the merger; however, the minority shareholder interest in SKW Trostberg was accounted for using the purchase method of accounting. The purchase price was €559 million and related goodwill was €397 million. E.ON recognized a SAB 51 gain of €184 million in connection with the transaction, which represents the difference between E.ON’s net investment basis in Degussa and its old basis in Degussa-Hüls and SKW Trostberg prior to the merger.

Laporte plc

      On January 12, 2001, Degussa made a public offer to purchase 80.4 percent of the shares of Laporte plc. (“Laporte”), London, U.K., a specialty chemicals company, for 697 British pence per share or approximately €1.8 billion. In December 2000, Degussa had made an initial purchase of 19.6 percent of Laporte for €434 million. The total goodwill amounted to €1.1 billion. Laporte was fully consolidated in the financial statements of Degussa beginning March 31, 2001.

Dispositions and Discontinued Operations in 2001

Significant Dispositions in 2001

VIAG Interkom GmbH & Co

      In January 2001, E.ON exercised its put option to sell its 45.0 percent interest in VIAG Interkom GmbH & Co (“VIAG Interkom”), Munich, Germany. E.ON had agreed on the put option with British Telecommunications plc (“BT”), London, U.K., in August 2000. The proceeds from the sale of the interest amounted to roughly €11.4 billion, which comprise the price for the option after adjustment of effects resulting from the auction of a UMTS license in the amount of €7.25 billion and the repayment of additional shareholder loans. A net gain of €110 million was recognized on the sale.

Klöckner & Co AG

      In October 2001, Klöckner & Co AG (“Klöckner”), Duisburg, Germany, was sold to Balli Group plc, London, U.K., (94.5 percent) and to Westdeutsche Landesbank Girozentrale, Düsseldorf, (5.5 percent) for a total amount of €1.1 billion. The purchase price included the assumption of debt and pension provisions of approximately €800 million, with the remainder paid in cash. A gain of approximately €140 million was recognized on the sale.

Degussa Dispositions

•	In April 2001, Degussa sold its 100 percent stake in Phenolchemie GmbH & Co. KG, Gladbeck, Germany, to the British Ineos group for €388 million, which includes the assumption of €66 million in debt.

•	In August 2001, Degussa sold the precious metals activities of dmc[2] Degussa Metals Catalysts Cerdec AG (“dmc[2]”), Hanau, Germany, to the U.S. OM Group Inc., Cleveland/ Ohio, U.S., for €1.2 billion.

•	In October 2001, Degussa sold ASTA Medica GmbH, Dresden, Germany, an oncology business, to Baxter Healthcare SA, Zurich, Switzerland, a Swiss subsidiary of the U.S.-based Baxter International Inc., Deerfield/ Illinois, U.S., for €525 million.

•	In October 2001, Degussa sold the Degussa Dental Group, Hanau-Wolfgang, Germany, to the U.S. company Dentsply International Inc., York/Pennsylvania, U.S., for €576 million, which includes the assumption of debt.

      A net gain in the amount of €530 million resulted from these dispositions by Degussa.

Other

      During 2001, E.ON, in compliance with antitrust requirements, sold investments in LAUBAG Lausitzer Braunkohle AG (“LAUBAG”), Senftenberg, Germany, in VEAG Vereinigte Energiewerke AG (“VEAG”), Berlin, Germany, in Berliner Kraft- und Licht AG, (“BEWAG”), Berlin, Germany, and in Hamburgische Electricitäts-Werke AG (“HEW”), Hamburg, Germany. The former investments related to VEBA were classified as “Financial assets” and the former investments related to VIAG were classified as “Businesses held for sale” in the December 31, 2000 balance sheet. The following summarizes those dispositions:

•	LAUBAG and VEAG were sold on May 16, 2001 for €837 million, resulting in a €1 million loss.

•	BEWAG was sold on May 16, 2001 for €1,394 million, resulting in a gain of €63 million. The proceeds consisted of 61.9 percent of the outstanding shares of Hein Gas and €870 million in cash.

•	HEW was sold on May 17, 2001 for €419 million, resulting in a gain of €63 million.

Discontinued Operations in 2001

      In 2001, the Company discontinued the operations of its Silicon Wafer and Aluminum segments. These segments are accounted for as such in accordance with Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“APB 30”). SFAS 144 provides that long-lived assets classified as held for disposal as a result of disposal activities initiated prior to its adoption shall continue to be accounted for in accordance with the prior pronouncement applicable for that disposal until the end of the fiscal year in which SFAS 144 is adopted; as such, these segments were accounted for in accordance with ABP 30. Amounts in the financial statements and related notes for the year ended December 31, 2001, have been reclassified to reflect the discontinued operations.

      Operating results for discontinued operations after income taxes and minority interests up through the date of disposal as well as the gains or losses from disposals are reported in “Income/ (loss) from discontinued operations, net” in the accompanying Consolidated Statements of Income.

      For financial reporting purposes, the assets and liabilities of the discontinued aluminum operations are combined and classified in the accompanying Consolidated Balance Sheets as of December 31, 2001, under “Assets of disposal groups” and “Liabilities of disposal groups.”

      The impacts of cash flows from discontinued operations have been eliminated from the Consolidated Statement of Cash Flows for all periods presented. The liquid fund balances of discontinued operations in prior periods are shown as cash and cash equivalents from discontinued operations at the beginning of the period and the end of the period, as applicable.

VAW AG

      On January 6, 2002, E.ON entered into a Share Purchase Agreement with Norsk Hydro ASA (“Norsk Hydro”), Oslo, Norway, to sell 100 percent of its shares and shareholder loans in VAW aluminum AG (“VAW”), Bonn, Germany. The sales price for the 100 percent interest, the shareholder loans and other interest-bearing loans amounted to €3.1 billion. VAW was deconsolidated as of March 15, 2002.

      The following table provides details of selected financial information from the discontinued operations of the aluminum business:

€ in millions	2002	2001	2000

Sales	807	3,814	1,760
Gain on disposal, net	893	—	—
Other income/(expenses), net	(763)	(3,463)	(1,632)

Income before income taxes and minority interests	937	351	128
Income taxes	(10)	(74)	(13)
Minority interests	—	(3)	(1)

Income from discontinued operations	927	274	114

      The net gain on disposal of €893 million does not include the reversal of VAW’s negative goodwill of €191 million, as this amount was required to be recognized as income in a change in accounting principle upon adoption of SFAS 142 on January 1, 2002.

      The following table provides the major classes of assets and liabilities from the discontinued operations of the aluminum business:

€ in millions	December 31, 2001

Fixed assets	1,193
Non-fixed assets	1,898
Liabilities	(2,613)

Net assets	478

MEMC Electronic Materials, Inc

      In September 2001, E.ON entered into an agreement to sell its silicon wafer operations to the Texas Pacific Group (“TPG”), Fort Worth/ Texas, U.S. The symbolic price of USD 6.00 was for E.ON’s 71.8 percent investment and shareholder loans in MEMC Electronic Materials, Inc (“MEMC”), St. Peters/ Missouri, U.S. The transaction closed on November 13, 2001. The total purchase price is subject to upward adjustments, depending on certain predefined operating objectives for the year ending December 31, 2002. As per the date of this report, the accounts for MEMC for 2002 were not available, adjustments to the purchase price were therefore not made.

      The following table provides details of selected financial information from the discontinued operations of the silicon wafer business:

€ in millions	2001	2000

Sales	555	944
Loss on disposal, net	(990)	—
Other income/(expense), net	(752)	944

Income before income taxes and minority interests	(1,187)	—
Income taxes	229	(6)
Minority interests	148	12

Loss from discontinued operations	(810)	6

      The total loss on discontinued operations of MEMC of €810 million is composed of losses from the operations of the discontinued business of €326 million, net of €277 million in tax expense and net of minority interests, and the loss on disposition of €484 million, net of a €506 million tax benefit. MEMC was deconsolidated as of November 13, 2001.

Significant Transactions in 2000: Acquisitions

Merger of VEBA and VIAG

      On June 16, 2000, the merger between VEBA and VIAG was completed and entered into the Commercial Register. For convenience reasons, June 30, 2000, was chosen as the merger date. Operations of VIAG are included in the Consolidated Statements of Income beginning July 1, 2000. The merged entity was subsequently renamed “E.ON AG.”

      The merger between VEBA and VIAG was accounted for under the purchase method of accounting, with VEBA as the acquiring entity. The total purchase price amounted to €10,920 million and included acquisition costs of €57 million. The merger was completed on a step by step basis.

•	The first step was the acquisition from the Free State of Bavaria on October 7, 1999, of a total of 10 percent of VIAG’s shares at €23.00 per share, which resulted in a purchase price of €1,592 million.

•	The second step was the acquisition of the remaining 90 percent of VIAG’s shares exchanging 1 VEBA share for 2.5 VIAG shares, resulting in the issuance of 249,113,480 new shares representing a purchase price of €9,271 million.

      The initial difference of €340 million between the purchase price of the acquired net identifiable assets and their fair values as of June 30, 2000, was capitalized as goodwill. Subsequent to the transfer of Schmalbach Lubeca to AV Packaging in the second half of 2000, following which it is accounted for at equity, goodwill associated with the merger decreased by €361 million. The remaining negative goodwill of €21 million is reported as a liability in the December 31, 2000, consolidated balance sheet.

      Of the amount allocated to the net realizable value of VIAG’s business, €2,020 million was identified as pertaining to businesses which the Company has identified as held for sale during the purchase price allocation. The allocation of the purchase price to the businesses held for sale was determined based on the sales prices for all businesses held for sale less cash out flows through disposal date.

      Subsequent to the merger of VEBA and VIAG, the following merger related transactions occurred:

•	The electricity divisions of both companies, PreussenElektra and Bayernwerk, were merged into E.ON Energie AG.

•	In September 2000, E.ON acquired the remaining 2.46 percent of E.ON Energie AG through the issuance of 11,387,615 E.ON AG shares, resulting in a purchase price of €686 million. This acquisition was also accounted for under the purchase method. An amount of €548 million was recorded as goodwill.

•	Gerresheimer Glas was sold for proceeds of €228 million. No gain or loss was recognized on the disposition of this entity, as it was classified as a business held for sale.

•	VEW AG was sold for proceeds of €731 million. Due to the accounting treatment for businesses held for sale, no gain or loss was recognized.

Other 2000 Acquisitions

•	As of January 1, 2000, VEBA Oel acquired an additional 28% ownership interest in Aral through the acquisition of additional subsidiaries of Mobil Oil. On January 1, 2001, VEBA Oel increased its ownership in Aral to 100% by acquiring the remaining outstanding 1.12% of Aral’s shares. The aggregate purchase price of the above transactions approximated €1,899 million. The acquisition has been accounted for under the purchase method of accounting and resulted in goodwill of €881 million. Aral was fully consolidated starting January 1, 2000.

•	In January 2000, Preussen Elektra (now E.ON Energie) acquired 100% of Electriciteitsbedrijf Zuid-Holland N.V. (“EZH”) which has been renamed E.ON Benelux Generation N.V. a Dutch energy utility headquartered in Voorburg, The Netherlands. The purchase price was €1,082 million. Goodwill resulting from the application of purchase method accounting amounted to €590 million. EZH’s results were consolidated effective January 1, 2000.

•	At the beginning of December 2000, Stinnes acquired 17,675,816 shares of the publicly traded chemical distributor Holland Chemical International N.V., Amsterdam, The Netherlands (“HCI”). This equals 99.41% of HCI’s outstanding shares. The purchase price per share was €16.20. The total purchase price for HCI was €293 million. The acquisition has been accounted for under the purchase method and resulted in goodwill of €185.2 million. HCI was fully consolidated effective December 1, 2000.

Significant Transactions in 2000: Disposals

Telecommunications

•	On February 10, 2000, the sale and transfer contract for the shares in E-Plus with BellSouth was concluded. The sale price was €7.4 billion in addition to the extinguishment of stockholder loans in the amount of €1.0 billion, and resulted in a gain of €3,527 million. E.ON’s share in both amounts was 51.25 percent.

•	As of March 28, 2000, Cablecom was sold. The sale price amounted to €851 million and resulted in a gain of €788 million.

•	The Company sold its 42.5% interest in Orange Communications, the Swiss cellular phone company, to France Telecom on November 10, 2000. The sales price for the interest including the transfer of shareholder loans amounted to €1.8 billion. Cash proceeds were received for the shareholder loans and one fourth of the value of the shareholding in Orange Communications. The remaining sales price was paid via the issuance of 102,675,638 shares in Orange. The first official trading day of Orange stock was February 13, 2001. In connection with its receipt of these shares, France Telecom granted E.ON a put option allowing E.ON to sell the Orange S.A. shares to France Telecom. This put option was exercised in 2002. The sale of the shareholding did not result in a significant gain, as it was accounted for at its fair value as part of the merger.

Other

      In October 2000 E.ON sold the operating entities of VEBA Electronics to a consortium of buyers consisting of Arrow Electronics, Melville/New York, U.S., Avnet, Phoenix/Arizona, U.S., and Schroder Ventures, London, U.K.. The purchase price, including the transfer of shareholder loans, amounted to USD2.35 billion (€2.6 billion). A gain of €44 million was recorded upon sale. VEBA Electronics was deconsolidated effective September 30, 2000.

(5) Cost of Goods Sold and Services Provided

      The following tables provides details of the cost of goods sold and services provided by segment for the periods indicated:

€ in millions	2002	2001	2000

E.ON Energie	13,884	12,618	9,396
Powergen(1)	3,461	—	—
Chemicals	8,258	12,857	14,169
Real Estate	1,112	725	780
Other/Consolidation	54	3,151	8,101

Total	26,769	29,351	32,446

(1)	Cost of goods sold and services provided relate to the period beginning July 1, 2002.

      In 2002, certain entities’ operational characteristics changed to a purely sales-oriented nature. Accordingly, the costs associated with these entities are included in selling expenses in 2002. In 2001, the amount included in cost of goods sold and services provided for these entities was €454 million.

(6) Other Operating Income and Expenses

      The following table provides details of other operating income/expenses, net:

€ in millions	2002	2001	2000

Gains from the disposal of businesses and/or fixed assets	1,059	1,526	4,678
SAB 51 gain	105	184	—
Research and development costs	(380)	(510)	(485)
Bad debt expense	(73)	(40)	(206)
Miscellaneous	(503)	(621)	216

Total	208	539	4,203

      Other operating expenses include income and costs that by nature are not allocable to the core functions of production, administration or selling costs.

      In 2002, gains from the disposal of businesses and/or fixed assets primarily comprise gains resulting from the sales of investments in subsidiaries by E.ON Energie and of tangible fixed assets by Viterra. In 2001, gains from the disposal of businesses and/or fixed assets mainly consisted of sales of investments in subsidiaries by Degussa, E.ON Energie and VIAG Interkom. In 2000, such gains resulted from the disposal of shareholdings in E-Plus (€3,527 million) and Cablecom (€788 million). For further information please refer to Note 4.

      A SAB 51 gain in 2002 in the amount of €98 million is related to an increase in equity of the Company’s at equity investment in Bouygues Telecom S.A. (“Bouygues Telecom”), Velizy-Villacoublay, France. The Company did not participate in this capital increase. In addition, in 2001 the common control merger of Degussa-Hüls and SKW Trostberg resulted in E.ON realizing a SAB 51 gain of €184 million.

      In 2002, miscellaneous mainly includes a gain recognized on the required marking to market of derivatives according to SFAS 133 of €884 million, €350 million in gains realized on foreign exchange and interest derivatives entered into with financial institutions in the ordinary course of business. In addition, in 2001 losses on the required marking to market of derivatives (€1,020 million), losses from the sale of shareholdings included in other share investments (€372 million) and external consulting costs (€267 million). In addition, miscellaneous includes other operating expenses in the amount of €386 million in losses on foreign exchange and interest derivatives that E.ON entered into with financial institutions in the ordinary course of business. In 2001, miscellaneous included other operating expenses resulting from the cancellation of long-term energy contracts that amounted to €270 million.

(7) Financial Earnings

      The following table provides details of financial earnings for the periods indicated:

€ in millions	2002	2001	2000

Income from companies in which share investments are held; thereof from affiliated companies: €28 (2001: €73; 2000: €18)	149	277	160
Income from profit- and loss-pooling agreements; thereof from affiliated companies: €15; (2001: €0; 2000: €5)	34	30	23
Income from companies accounted for at equity; thereof from affiliated companies: €232; (2001: €0; 2000: €255)	1,432	888	810
Losses from companies accounted for at equity; thereof from affiliated companies: €40; (2001: €0; 2000: €4)	(98)	(243)	(949)
Losses from profit- and loss-pooling agreements; thereof from affiliated companies: €3; (2001: €0; 2000: €1)	(6)	(14)	(35)
Write-down of investments	(28)	(83)	(89)

Income/(loss) from equity interests	1,483	855	(80)

Income from long-term securities and long-term loans	165	201	278
Other interest and similar income; thereof from affiliated companies: €11; (2001: €16; 2000: €25)	839	734	526
Interest and similar expenses; thereof from affiliated companies: €23; (2001: €6; 2000: €107)	(1,400)	(1,009)	(755)

Interest and similar expenses (net)	(396)	(74)	49

Write-down of financial assets and long-term loans	(2,374)	(44)	(12)

Financial earnings	(1,287)	737	(43)

      During the course of 2002, E.ON Energie wrote down the value of its investment in Bayerische Hypo- und Vereinsbank AG (“HypoVereinsbank”), Munich, Germany, by €1,854 million as the decline in fair value was considered to be other than temporary. In addition, other securities have also been impaired due to the negative developments in share prices in 2002.

      In 2002, income from companies accounted for at equity includes €558 million resulting from the sale of Schmalbach-Lubeca by AV Packaging. For further information, please also see Note 4. In addition, income from companies accounted for at equity includes €173 million resulting from the sale of an investment in STEAG Aktiengesellschaft (“STEAG”) by Gesellschaft für Energiebeteiligungen mbH (“GFE”) to RAG Aktiengesellschaft (“RAG”), Essen, Germany.

      The decrease in losses from companies accounted for under the equity method in 2001 compared to 2000 resulted primarily from the disposition of VIAG Interkom in January 2001. Increases in interest income from investment of excess funds were offset by increases in interest expense resulting from debt.

      In 2000, a write-down of €356 million was taken on the stakes held by the former VEBA in equity method held companies which were divested during 2001 in line with antitrust requirements associated with the VEBA-VIAG merger. This amount is included in Losses from companies accounted for at equity.

      In accordance with SFAS 142, the Company ceased amortizing goodwill of companies accounted for under the equity method when it adopted this standard as of January 1, 2002 (2001: €153 million; 2000: €275 million). The accumulated amortization as of January 1, 2002, was €526 million (2001: €526 million; 2000: €552 million). No impairment charges on goodwill of companies accounted for under the equity method were incurred in 2002 (2001: €0 million, 2000: €0 million).

      Interest expense is reduced by capitalized interest on debt totaling €34 million (2001: €31 million, 2000: €9 million).

(8) Income Taxes

      The following table provides details of income taxes including deferred taxes for the periods indicated:

€ in millions	2002	2001	2000

Current Taxes
Domestic corporate income tax	487	57	2,016
Domestic trade tax on income	289	97	32
Foreign income tax	108	221	195
Other	(10)	15	34

Total	874	390	2,277

Deferred Taxes
Domestic	(1,441)	(123)	(325)
Foreign	(78)	(198)	(155)

Total	(1,519)	(321)	(480)

Income Taxes	(645)	69	1,797

      The German Tax Reduction Act (“Steuersenkungsgesetz”) took effect on January 1, 2001, and replaced the corporate imputation system (“Anrechnungsverfahren”) with a classic corporate tax system (“Halbeinkünfteverfahren”). The 30.0 percent corporate income tax rate on distributed profits and the 40.0 percent corporate income tax rate on non-distributed profits were both reduced to 25.0 percent. The corporate income tax is subject to a solidarity surcharge of 5.5 percent. The trade tax on income is still in effect.

      In 2002, the Flood Victims Solidarity Act was enacted. Under this legislation Germany’s corporate tax rate is increased to 26.5 percent for 2003 only. Included in the 2002 Consolidated Financial Statements is a deferred tax benefit in the amount of €2 million reflecting the net tax impact of items that are expected to reverse in fiscal year 2003 at the increased rate.

      The profits of E.ON Benelux Generation N.V. (“E.ON Benelux”), Voorburg, The Netherlands, E.ON Energie’s Dutch subsidiary, were entitled to a tax holiday between 1998 and 2001. Effective January 1, 2002, E.ON Benelux is subject to the ordinary tax rate of 34.5 percent. The revaluation of the assets resulted in the initial recognition of deferred tax assets in the amount of €201 million.

      The write-down and the disposal of certain available for sale securities led to reversal effects on deferred taxes accounted for in the other comprehensive income which resulted in a tax benefit of €613 million. After recording an impairment or disposition of securities, an entity has to recognize in income all deferred taxes included in the other comprehensive income that had previously been booked in the income statement owing to changes to enacted tax laws.

      In light of the positive developments in three precedent-setting tax proceedings in the lower German tax courts, the Company released a tax provision in 2001 that had previously been established to account for a probable liability stemming from the profit and loss sharing agreements with former non-profit real estate companies. This reduced German income taxes by €527 million. In December 2002, the federal tax court confirmed the favorable decisions of the lower courts. However, the final tax assessments for E.ON have not yet been made.

      A release of valuation allowances related to acquired tax benefits recognized in conjunction with the purchase price allocation of the VEBA-VIAG merger reduced goodwill by €178 million in 2001. These benefits were primarily on corporate and trade tax loss carryforwards.

      The differences between the statutory tax rate of 25.0 percent (2001: 25.0 percent; 2000: 40.0 percent) in Germany and the effective tax rate are summarized as follows:

	2002	2002	2001	2001	2000	2000
€ in millions	Amount	Percent	Amount	Percent	Amount	Percent

Corporate income tax (2002: 25%; 2001: 25%; 2000: 40%)	(176)	25.0	672	25.0	2,071	40.0
Credit for dividend distributions(1)	(183)	26.0	—	0.0	(194)	(3.8)
German municipal trade taxes net of federal tax benefit	118	(16.8)	208	7.8	47	0.9
Foreign tax-rate differentials	(44)	6.2	42	1.6	(31)	(0.6)
Change in valuation allowances	(83)	11.8	(22)	(0.8)	7	0.1
Changes in tax rate/tax law	(2)	0.3	(188)	(7.0)	(759)	(14.7)
Tax effects on
Tax-free income	(504)	71.6	(143)	(5.4)	(124)	(2.4)
Equity accounting	(330)	46.9	(208)	(7.8)	(88)	(1.7)
Non-deductible goodwill amortization	717	(101.9)	155	5.8	246	4.8
Other permanent differences(2)	(158)	22.5	(447)	(16.6)	622	12.1

Effective income taxes/tax rate	(645)	91.6	69	2.6	1,797	34.7

(1)	The tax credit resulting from the dividend for the year 2001 is recognized for U.S. GAAP purposes in 2002.

(2)	Including the release of tax provisions in the fiscal year 2001, in the amount of €527 million.

      Due to deferred tax benefits, the Company reported a net tax benefit of €645 million in 2002.

      The purchase price allocations for Powergen and the acquired operations of TXU Europe result in deferred tax liabilities in the net amount of €28 million.

      As discussed in Note 4, the income taxes of discontinued operations — VEBA Oel, Stinnes, VAW, MEMC, and certain Degussa and Viterra operations — are reported separately in E.ON’s Consolidated Statements of Income under “Income/ (loss) from discontinued operations, net.” The table below provides a breakdown of the tax expenses of discontinued operations for the periods indicated:

€ in millions	2002	2001	2000

VEBA Oel	5	556	505
Stinnes	125	89	146
Degussa operations	59	14	(17)
Viterra Energy Services	39	33	62
VAW	10	74	13
MEMC	—	(229)	6

Total	238	537	715

      Income from continuing operations before income taxes and minority interests was attributable to the following geographic locations in the periods indicated:

€ in millions	2002	2001	2000

Domestic	675	2,156	4,784
Foreign	(1,379)	528	393

Total	(704)	2,684	5,177

      Deferred tax assets and liabilities that are mainly of a long-term nature are as follows as of December 31, 2002 and 2001:

	December 31,

€ in millions	2002	2001

Deferred tax assets
Intangible assets	31	32
Fixed assets	575	483
Investments and long-term financial assets	231	360
Inventories	48	96
Receivables	110	359
Net operating loss carryforwards and tax credits	1,158	1,331
Accrued liabilities	3,130	2,209
Liabilities	1,343	590
Other	424	908

Subtotal	7,050	6,368

Valuation allowance	(166)	(254)

Total	6,884	6,114

Deferred tax liabilities
Intangible assets	880	741
Fixed assets	4,577	2,519
Investments and long-term financial assets	532	904
Inventories	31	73
Receivables	1,048	389
Accrued liabilities	729	440
Liabilities	1,753	2,936
Other	454	360

Total	10,004	8,362

Net deferred tax assets/(liabilities)	(3,120)	(2,248)

      Net deferred income tax assets and liabilities in the Consolidated Balance Sheets are as follows:

	December 31, 2002		December 31, 2001

		Thereof		Thereof
€ in millions	Total	non-current	Total	non-current

Deferred tax assets	3,208	2,775	2,498	1,628
Valuation allowance	(166)	(154)	(254)	(243)
Net deferred tax assets	3,042	2,621	2,244	1,385

Less deferred tax liabilities	6,162	5,863	4,492	3,060

Net deferred tax assets/(liabilities)	(3,120)	(3,242)	(2,248)	(1,675)

      Based on subsidiaries’ past performance and expectations of a similar performance in the future, as well as the extended realization period for the temporary differences that give rise to the deferred tax assets, the taxable income of these subsidiaries will more likely than not be sufficient to recognize fully the net deferred tax asset related to these subsidiaries. A valuation allowance has been provided for that portion of the deferred tax asset for which this criteria has not been met.

      The tax loss carryforwards at year end are as follows:

	December 31,

€ in millions	2002	2001

Domestic tax loss carryforwards	5,773	4,497
Foreign tax loss carryforwards	750	1,504

Total	6,523	6,001

      German tax losses carryforwards do not expire. International tax loss carryforwards expire as follows: €104 million in 2003, €162 million between 2004 and 2007 and €311 million after 2007. €173 million do not have an expiration date.

      No deferred tax liabilities were recorded for the undistributed income of foreign subsidiaries, as this was not practicable. The Company could incur a tax expense in the future if such income is distributed at a later date.

(9) Minority Interests in Net Income

      Minority stockholders participated in the profits of the affiliated companies in the amount of €731 million (2001: €490 million; 2000: €457 million) and in the losses in the amount of €94 million (2001: €30 million; 2000: €44 million).

(10) Other Information

      The following table provides details of personnel costs for the periods indicated:

€ in millions	2002	2001	2000

Wages and salaries	4,791	4,821	4,638
Social security contributions	848	894	766
Pension costs and other employee benefits; thereof pension costs (2002: €717; 2001: €638; 2000: €589)	826	714	600

Total	6,465	6,429	6,004

      In 2002, E.ON purchased 218,305 of its ordinary shares (0.03 percent of E.ON’s outstanding ordinary shares) on the stock market (2001: 345,485; 0.05 percent) at an average price of €45.36 (2001: €56.93) per share for resale to employees. These shares were sold to employees at preferential prices between €24.38 and €44.91 per share (2001: between €26.59 and €49.35). The difference between purchase price and resale price was charged to personnel expenses.

Stock-based Compensation

      As of December 31, 2002, the E.ON Group had two different stock-based compensation plans, including stock appreciation rights (“SARs”) based on shares of E.ON AG and Degussa AG, respectively.

      The two programs have the following elements in common:

•	When exercising SARs, qualified executives receive cash. Possible dilutive effects of capital-related measures and dividend payments between the options’ time of issuance and exercise are taken into consideration when calculating such compensation.

•	Once issued, SARs are not transferable and may be exercised prematurely only if certain conditions apply when the qualified executive leaves the Group, or according to the SARs’ conditions. Otherwise, the SARs expire.

•	SARs have a limited term. SARs that remain unexercised on the corresponding tranche’s last exercise date are considered to have exercised automatically on that date.

Stock Appreciation Rights of E.ON AG

      E.ON AG proceeded with the SAR program that has been in existence since 1999 by issuing a fourth tranche of SARs in 2002. Details of the four tranches are as follows:

	4th Tranche	3rd Tranche	2nd Tranche	1st Tranche

Date of issuance	Jan. 2, 2002	Jan. 2, 2001	Jan. 3, 2000	Jan. 2, 1999
Term	7 years	7 years	7 years	5 years
Blackout period	2 years	2 years	2 years	3 years
Price at issuance (in €)	54.95	62.95	48.35	54.67
Number of participants in year of issuance	186	231	155	114
Number of SARs issued (in millions)	1.6	1.8	1.4	1.0
Exercise hurdle (exercise price exceeds the price at issuance by at least %)	10	20	20
Exercise hurdle (minimum exercise price in €)	60.45	75.54	58.02
Intrinsic value as of December 31, 2002 (in €)	(16.50)	(24.50)	(9.90)
Remainder of SARs as of December 31, 2002 (in millions)	1.6	1.3	0.8
Provision (€ in millions)	—	—	—

      The members of the Board of Management of E.ON AG and certain executives of E.ON AG and its major subsidiaries E.ON Energie, Viterra and Powergen, participate in the E.ON SAR program. Degussa is a German-listed company and conducts its own SAR program.

      For the second through fourth tranches of E.ON’s SAR program, the amount paid to executives when they exercise their SARs is the difference between E.ON’s stock price at the time of exercise and the stock price at issuance, multiplied by the number of options exercised. Starting with the fourth tranche “price at issuance” equals the average XETRA closing quotations for E.ON stock during the December prior to issuance. For tranches two and three, “price at issuance” is the E.ON stock price at the actual time of issuance.

      Both of the following two conditions must be met before E.ON SARs may be exercised:

•	Between the date of issuance and exercise, E.ON’s share price must outperform the Stoxx Utility Supplier Price Index on at least ten consecutive business days.

•	E.ON’s stock price on the exercise date must be at least 10.0 percent (for the second and third tranches: at least 20.0 percent) above the price at issuance.

      Following the expiration of a blackout period following issuance, qualified executives can exercise all or a portion of the SARs issued to them within predetermined exercise windows, i.e. four weeks after the publication of an E.ON Interim Report or Annual Report in the years after the blackout period of the respective tranche’s term. SARs can only be issued if the qualified executive owns a certain minimum number of shares of E.ON stock, which must be held until the issued SARs’ expiration date or until they have all been exercised.

      In 2002, 0.2 million of second-tranche E.ON SARs were exercised. The gain to the holders on exercise was €2.3 million. At December 31, 2002, provisions with regard to the second through fourth tranche of SARs have not been recorded owing to negative intrinsic values.

      All first-tranche SARs were exercised in full in 2002. The holders received total gains of €2.5 million. On exercise of this tranche, the qualified executive received an amount equal to the difference between the price at exercise and an indexed share price multiplied by the number of SARs exercised. The aforementioned exercise price corresponded to the average of XETRA closing quotations for E.ON’s ordinary shares in the last six months prior to exercise. The indexed stock price was calculated by taking the stock price as of the date of issuance (€54.67) and multiplying it by the ratio of the average quotation of the Euro Stoxx 50 Performance Index in the six months prior to the exercise to the value of the index at the date of issuance (4,376.82 index points).

      The E.ON SAR program has shown the following developments since 1999:

Number of Options	4th Tranche	3rd Tranche	2nd Tranche	1st Tranche

Outstanding as of January 1, 1999	—	—	—	—
Granted in 1999	—	—	—	1,037,000
Exercised in 1999	—	—	—	—
Cancelled in 1999	—	—	—	—

Outstanding as of December 31, 1999	—	—	—	1,037,000

Granted in 2000	—	—	1,461,800	—
Exercised in 2000	—	—	—	—
Cancelled in 2000	—	—	18,000	77,700

Outstanding as of December 31, 2000	—	—	1,443,800	959,300

Granted in 2001	—	1,822,620	—	—
Exercised in 2001	—	—	36,000	—
Cancelled in 2001	—	—	63,000	5,500

Outstanding as of December 31, 2001	—	1,822,620	1,344,800	953,800

Granted in 2002	1,646,419	—	—	—
Exercised in 2002	—	—	220,150	640,200
Cancelled in 2002	—	—	—	—
Change in Scope of Consolidation	—	504,720	301,000	313,600

Outstanding as of December 31, 2002	1,646,419	1,317,900	823,650	—

SARs exercisable at year end	—	—	—	—

      Changes in the scope of consolidation are mainly related to the disposal of VEBA Oel in 2002.

Stock Appreciation Rights of Degussa AG

      Degussa proceeded with the SAR program it initiated in 2001 by issuing a second tranche in 2002. Degussa’s SAR program is substantially similar to the second through fourth tranches of the E.ON SAR program.

      Details of these two tranches are as follows:

	2nd Tranche	1st Tranche

Date of issuance	Jan. 2, 2002	Feb. 9, 2001
Term	7 years	7 years
Blackout period	2 years	2 years
Price at issuance (in €)	28.95	33.40
Number of participants in year of issuance	227	153
Number of SARs issued (in millions)	1.5	0.9
Exercise hurdle (exercise price exceeds the price at issuance by at least %)	20	20
Exercise hurdle (minimum exercise price in €)	34.74	40.08
Intrinsic value as of December 31, 2002 (in €)	(4.95)	(9.40)
Remainder of SARs as of December 31, 2002 (in millions)	1.5	0.9
Provisions (€ in millions)	—	—

      The members of the Board of Management of Degussa AG and certain executives of Degussa AG and its major subsidiaries participate in the Degussa SAR program.

      On exercise of Degussa SARs, the qualified executive receives an amount equal to the difference between the Degussa stock price at the time of exercise and its price at issuance multiplied by the number of SARs exercised. The price at issuance is the XETRA closing quotation of Degussa’s ordinary shares on the day of issuance (for the first tranche: the arithmetic mean of the XETRA closing quotations for the period from August 9, 2000, through February 9, 2001).

      Both of the following two conditions must be met before Degussa SARs may be exercised:

•	Between the date of issuance and exercise, Degussa’s stock must outperform the Degussa Stock Option Specialty Chemicals Index, which comprises eight leading European specialty chemicals enterprises, for a period of at least ten consecutive business days.

•	Degussa’s share price at the time of exercise must be at least 20.0 percent higher than the price at issuance.

      Degussa SARs have a term of seven years and may be exercised after a two-year black-out period in full or in part within predetermined exercise windows, in each case four weeks after the publication of a Degussa Interim Report or Annual Report. SARs can only be issued if the qualified executive owns a certain minimum number of shares of Degussa stock, which must be held until the issued SARs’ expiration date or until they have all been exercised completely.

      As of December 31, 2002, provisions with regard to both tranches have not been recorded due to negative intrinsic values.

      Degussa’s SAR program showed the following developments since 2001:

Number of Options	2nd Tranche	1st Tranche

Outstanding as of January 1, 2001	—	—
Granted in 2001	—	931,400
Exercised in 2001	—	—
Cancelled in 2001	—	—

Outstanding as of December 31, 2001	—	931,400

Granted in 2002	1,496,566	59,000
Exercised in 2002	—	—
Cancelled in 2002	—	72,000

Outstanding as of December 31, 2002	1,496,566	918,400

SARs exercisable at year end	—	—

Employees

      During 2002, the Company, excluding operations classified as discontinued, employed an average of 104,433 people, including 4,481 trainees and interns. The breakdown by segments is as follows:

Employees	2002	2001	2000

E.ON Energie	42,627	38,796	27,371
Powergen	10,611	—	—
Chemicals	47,917	54,092	49,390
Real Estate	2,658	2,182	2,556
Other	620	10,594	27,047

Total	104,433	105,664	106,364

Taxes Other Than Income Taxes

      Taxes other than income taxes totaled €55 million in 2002 (2001: €35 million; 2000: €123 million), and were comprised principally of property tax and real estate transfer tax.

(11) Earnings per Share

      The computation of basic and diluted earnings per share for the periods indicated are as follows:

€ in million, except for per share amounts	2002	2001	2000

Income/(loss) from continuing operations	(696)	2,155	2,967
Income/(loss) from discontinued operations	3,282	(81)	603
Income/(loss) from cumulative effect of changes in accounting principle, net	191	(26)	—

Net income	2,777	2,048	3,570

Weighted-average number of shares outstanding (in millions)	652	674	621

Earnings per share
From continuing operations	(1.06)	3.19	4.78
From discontinued operations	5.03	(0.12)	0.97
From cumulative effect of changes in accounting principles, net	0.29	(0.04)	—

From net income	4.26	3.03	5.75

      There are no potentially dilutive shares outstanding, so basic and diluted earnings per share are identical.

(12) Fixed assets

      The following table provides information about the developments of fixed assets during the fiscal year:

	Acquisition and Production Costs

		Exchange	Change in
	January 1,	rate	scope of				December 31,
€ in millions	2002	differences	consolidation	Additions	Disposals	Transfers	2002

Goodwill	7,436	(294)	9,499	1,006	48	62	17,661
Intangible assets	5,581	(41)	(106)	106	106	(54)	5,380
Advance payments on intangible assets	25	(1)	(25)	7	—	5	11

Goodwill and intangible assets	13,042	(336)	9,368	1,119	154	13	23,052

Real estate, leasehold rights and buildings	20,422	(105)	1,519	363	669	138	21,668
Technical equipment, plant and machinery	51,884	(589)	14,055	1,487	1,258	1,102	66,681
Other equipment, fixtures, furniture and office equipment	3,525	(66)	311	315	197	27	3,915
Advance payments and construction in progress	1,835	(43)	278	1,218	68	(1,280)	1,940

Property, plant and equipment	77,666	(803)	16,163	3,383	2,192	(13)	94,204

Shares in unconsolidated affiliates	1,239	(6)	(24)	425	949	79	764
Shares in associated companies	7,377	(18)	(817)	2,616	1,441	(14)	7,703
Other share investments	2,615	(24)	188	4,269	871	(530)	5,647
Long-term loans to unconsolidated affiliates	113	—	474	104	91	(11)	589
Loans to associated companies and other share investments	846	3	(81)	232	346	(172)	482
Loans related to banking operations	708	—	(708)	—	—	—	—
Other long-term loans	1,175	3	(115)	88	782	642	1,011
Long-term securities	4,165	(1)	67	1,256	2,977	429	2,939

Financial assets	18,238	(43)	(1,016)	8,990	7,457	423	19,135

Total	108,946	(1,182)	24,515	13,492	9,803	423	136,391

	Accumulated Depreciation

		Exchange	Change in				Fair value
	January 1,	rate	scope of				adjustments	December 31,
	2002	differences	consolidation	Additions	Disposals	Transfers	OCI	2002

Goodwill	1,353	(10)	(565)	2,391	24	4	—	3,149
Intangible assets	1,229	(9)	(607)	289	46	3	—	859
Advance payments on intangible assets	2	—	(2)	1	—	3	—	4

Goodwill and intangible assets	2,584	(19)	(1,174)	2,681	70	10	—	4,012

Real estate, leasehold rights and buildings	6,655	(44)	906	442	307	(4)	—	7,648
Technical equipment, plant and machinery	34,105	(370)	7,205	1,907	1,093	8	—	41,762
Other equipment, fixtures, furniture and office equipment	2,598	(29)	156	249	171	(13)	—	2,790
Advance payments and construction in progress	22	—	(7)	3	1	(2)	—	15

Property, plant and equipment	43,380	(443)	8,260	2,601	1,572	(11)	—	52,215

Shares in unconsolidated affiliates	121	(2)	2	22	14	(3)	1	127
Shares in associated companies	548	3	7	35	64	(4)	1	526
Other share investments	458	—	(38)	11	661	2	285	57
Long-term loans to unconsolidated affiliates	1	—	(1)	1	—	—	—	1
Loans to associate companies and other share investments	23	—	4	12	18	—	—	21
Loans related to banking operations	—	—	—	—	—	—	—	—
Other long-term loans	20	—	(8)	1	1	—	—	12
Long-term securities	1,770	—	(51)	1,477	421	—	(1,355)	1,420

Financial assets	2,941	1	(85)	1,559	1,179	(5)	(1,068)	2,164

Total	48,905	(461)	7,001	6,841	2,821	(6)	(1,068)	58,391

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Net Book Values

	December 31,	December 31,
	2002	2001

Goodwill	14,512	6,083
Intangible assets	4,521	4,352
Advance payments on intangible assets	7	23

Goodwill and intangible assets	19,040	10,458

Real estate, leasehold rights and buildings	14,020	13,767
Technical equipment, plant and machinery	24,919	17,779
Other equipment, fixtures, furniture and office equipment	1,125	927
Advance payments and construction in progress	1,925	1,813

Property, plant and equipment	41,989	34,286

Shares in unconsolidated affiliates	637	1,118
Shares in associated companies	7,177	6,829
Other share investments	5,590	2,157
Long-term loans to unconsolidated affiliates	588	112
Loans to associate companies and other share investments	461	823
Loans related to banking operations	—	708
Other long-term loans	999	1,155
Long-term securities	1,519	2,395

Financial assets	16,971	15,297

Total	78,000	60,041

a) Goodwill and Intangible Assets

      The Company adopted SFAS 141 as of July 1, 2001, and SFAS 142 as of January 1, 2002. In accordance with these standards, the Company ceased amortizing goodwill as of January 1, 2002. The carrying amount of goodwill as of January 1, 2002, was €7,617 million, of which €1,534 million related to companies accounted for under the equity method. The carrying amount of negative goodwill upon adoption, which in accordance with SFAS 142 was recognized in income, was €191 million. This amount is reported under “Cumulative effect of changes in accounting principles, less applicable income taxes” in the Consolidated Statements of Income.

      During the first quarter of 2002, the Company reassessed the useful lives of all previously acquired intangible assets. As a result, the Company ceased amortization of certain intangible assets that it determined to have indefinite lives. These intangible assets had a total carrying value of €488 million as of January 1, 2002. Of this total, the largest single item was E.ON Energie’s rights of way for power lines in the amount of €428 million.

      In addition, the Company reassessed the useful lives of certain intangible assets with finite lives. The main result of this reassessment was that the Company changed the estimate of the useful life of the concession for the utilization of water power from the Rhine-Main-Danube waterway from 40 to 49 years, reflecting the remaining term of the concession. The carrying value of this asset as of January 1, 2002, was €770 million.

      By adopting SFAS 142, the Company also had to reclassify as goodwill any intangible assets that were acquired in business combinations completed before July 1, 2001, and do not meet the criteria for recognition apart from goodwill under SFAS 141. Any intangible asset acquired that meets the criteria but had been included in the amount reported as goodwill must be reclassified and accounted for as an asset apart from goodwill. Application of these standards resulted in reclassifications from intangible assets to goodwill in the amount of €24 million as of January 1, 2002.

      The Company was also required to perform a transitional goodwill impairment test for all reporting units as of January 1, 2002, the date of adoption. For purposes of testing goodwill impairment, the Company identified its reporting units as one level below its reportable segments (as reported in Note 31). E.ON calculated the carrying value of each reporting unit, which represents the assets (including goodwill) and liabilities allocated to each reporting unit. E.ON also determined the fair value of each reporting unit. As the fair value of each reporting unit exceeded the carrying value, no impairment charge on goodwill was recognized as of the date of adoption.

      The following table presents an estimate of the impact of the Company’s adoption of SFAS 142 as of January 1, 2002 on net income and earnings per share as if the accounting standard had been in effect for the fiscal years ending December 31, 2001 and 2000:

€ in millions, except for per share amounts	2002	2001	2000

Net income — as reported in the Consolidated Statements of Income	2,777	2,048	3,570
Adjustments:
Amortization of goodwill (including goodwill of companies accounted for at equity)	—	628	783
Amortization of intangible assets with indefinite lives	—	10	—
Differences in amortization due to the extension of useful lives	—	14	13
Differences due to reclassifications of intangible assets and goodwill	—	7	3

Total adjustments	—	659	799

Income tax effect	—	(12)	(6)
Minority interests	—	(125)	(107)

Net adjustments	—	522	686

Net income — adjusted	2,777	2,570	4,256

Basic earnings per share	4.26	3.03	5.75
Basic earnings per share — adjusted	4.26	3.81	6.85
Diluted earnings per share	4.26	3.03	5.75
Diluted earnings per share — adjusted	4.26	3.81	6.85

Goodwill Impairment

      The Company consolidated Powergen effective as of July 1, 2002. The purchase price was fixed in April 2001 when the Company made its takeover offer for Powergen. Since that time, the market environment for Powergen’s U.K. and U.S. business units changed significantly: Wholesale electricity prices declined by approximately 25 percent in the U.K., and earnings at Powergen’s non-utility operations in the U.S. were down owing to lower prices and higher fuel costs. Additionally, Powergen’s subsidiary LG&E Energy Corp. (“LG&E”), Louisville/Kentucky, U.S., has gas operations in Argentina. The continuing economic crisis in the country led to a substantial devaluation of the peso and negative economic growth. For these reasons, the Company tested Powergen’s reporting units for impairment in the third quarter of 2002.

      To test for impairment, the Company determined the fair value of these reporting units by means of a valuation model that is derived from an existing mid-term planning package which the Company uses for internal reporting purposes. The model uses the discounted cash flow method and the market comparable method. The impairment test resulted in a total goodwill impairment charge for Powergen’s reporting units in the amount of €2.4 billion.

      The Company will perform its required annual impairment review for its reporting units in the fourth quarter of each year.

      The carrying amount of goodwill had the following changes in 2002 in each of E.ON’s segments:

					Other/
€ in millions	E.ON Energie	Powergen	Chemicals	Real Estate	Consolidation	Total

Book value as of January 1, 2002	1,384	—	3,043	58	1,598	6,083
Goodwill additions	1,581	11,323	(195)	(41)	(1,598)	11,070
Goodwill impairment	—	2,391	—	—	—	2,391
Other changes(1)	(7)	(279)	36	—	—	(250)

Book value as of December 31, 2002	2,958	8,653	2,884	17	—	14,512

(1)	Other changes include transfers and exchange rate differences.

      During 2002, the Company acquired the following intangible assets:

	Acquisition	Weighted average
	costs	amortization period
Acquired Intangible Assets in 2002	(€ in millions)	(in years)

Intangible assets subject to amortization:
Marketing-related intangible assets	196	10
thereof Powergen brandname	185	10
Customer-related intangible assets	1,240	11
thereof Customer lists	1,053	10
Non-contractual customer relationships	59	26
Contract-based intangible assets	155	13
thereof Operating permits	68	21
Licenses	62	4
Technology-based intangible assets	10	10
Intangible assets not subject to amortization	77	—
thereof Electricity Licenses	32	—
Rights of way	19	—

Total	1,678

      As of December 31, 2002, the Company’s intangible assets, including advance payments on intangible assets and related accumulated amortization, consist of the following:

	December 31, 2002

	Acquisition	Accumulated	Net book
€ in millions	costs	amortization	value

Intangible assets subject to amortization:
Marketing-related intangible assets	421	58	363
thereof Brandnames	373	40	333
Customer-related intangible assets	1,853	142	1,711
thereof Customer lists	1,757	135	1,622
Contract-based intangible assets	1,753	505	1,248
thereof Operating permits	1,127	245	882
Licenses	326	183	143
Technology-based intangible assets	799	158	641
thereof Patented technology	449	118	331
Unpatented technology	318	27	291
Intangible assets not subject to amortization	565	—	565
thereof Rights of way	447	—	447
Brandnames	34	—	34

Total	5,391	863	4,528

      In 2002, the Company recorded an aggregate amortization expense of €290 million on its intangible assets. No impairment charges on intangible assets other than goodwill were incurred in 2002 (2001: €0 million; 2000: €3 million).

      Based on the current amount of intangible assets subject to amortization, estimated amortization expenses for each of the five succeeding fiscal years are as follows:

€ in millions

2003	372
2004	342
2005	320
2006	305
2007	292

Total	1,631

      As acquisitions and dispositions occur in the future, actual amounts will vary.

b) Property, Plant and Equipment

      Property, plant and equipment includes the capitalized interest on debt apportioned to the construction period of qualifying assets as part of their cost of acquisition and production in the amount of €34 million (2001: €31 million; 2000: €9 million). Impairment charges on property, plant and equipment were €28 million (2001: €7 million; 2000: €223 million).

      Restrictions on disposals of the Company’s tangible fixed assets exist in the amount of €6,321 million (2001: €1,723 million) mainly with regard to technical equipment and land. For additional information on collateralized tangible fixed assets, see Note 25.

c) Financial Assets

      As of December 31, 2002, €16,971 million of financial assets mature after more than one year (2001: €14,917 million). Impairment charges on financial assets during 2002 amounted to €1,493 million (2001: €50 million; 2000: €388 million).

      In 2002, additions to other share investments reflected primarily the acquisition of 38.5 percent of the shares of Ruhrgas AG (“Ruhrgas”), Essen, Germany, for a sales price of approximately €3.8 billion. For further information, see Note 33.

      In 2002, decreases in the net book value of long-term securities are related to the write-down of the value of the Company’s HypoVereinsbank shares as well as other share investments, as described in Note 7.

      Included in loans to related parties is a subordinated euro-denominated loan to Connect Austria Gesellschaft für Telekommunikation Ges.m.b.H. (“Connect Austria”), Vienna, Austria, of €457 million. Interest income recognized on this loan amounted to €20 million in 2002. In addition to the amounts loaned, E.ON has issued a guarantee to a bank consortium to provide certain financial support in the event that Connect Austria is unable to comply with specified debt covenants. The total maximum obligation of E.ON under that agreement is €194 million.

Shares in Affiliated and Associated Companies Accounted for under the Equity Method

      The financial information below summarizes Statement of Income and Balance Sheet data for the investments of the Company’s affiliated and associated companies that are accounted for under the equity method:

€ in millions	2002	2001	2000

Sales	46,556	34,466	36,739
Net income/(loss)	3,268	1,115	(302)
E.ON’s share of net income/(loss)	1,461	469	(76)
Other(1)	(127)	176	(63)

Income from companies accounted for at equity	1,334	645	(139)

(1)	Other primarily includes adjustments to conform with E.ON’s accounting policies as well as goodwill/ negative goodwill amortization for 2001.

	December 31,

€ in millions	2002	2001

Fixed assets	40,615	38,114
Current assets and prepaid expenses	25,892	23,186
Accruals	(20,876)	(22,347)
Liabilities and deferred income	(29,403)	(22,470)

Net assets	16,228	16,483

E.ON’s share in equity	5,615	6,366
Other(1)	1,656	1,130

Investment in companies accounted for at equity	7,271	7,496

(1)	Other primarily includes adjustments to conform with E.ON’s accounting policies as well as goodwill/ negative goodwill in 2001 (Goodwill and fair value adjustments result from purchase price allocations).

      Dividends received from affiliated and associated companies accounted for under the equity method were €1,017 million in 2002 (2001: €593 million; 2000: €427 million).

      The increase in income from those companies in 2002 as compared to 2001 primarily reflects the gain from the sale of Schmalbach-Lubeca by AV Packaging.

      Additions of investments in associated and affiliated companies that are accounted for under the equity method resulted in goodwill of €378 million in 2002 (2001: €469 million; 2000: €6,458 million).

Other Share Investments and Securities Available-for-Sale

      The amortized costs, fair values, and gross unrealized gains and losses for securities available-for-sale and maturities of fixed-term securities as of December 31, 2002 and 2001, are summarized as follows:

	December 31, 2002				December 31, 2001

			Gross	Gross			Gross	Gross
	Amortized	Fair	unrealized	unrealized	Amortized	Fair	unrealized	unrealized
€ in millions	cost	value	loss	gain	cost	value	loss	gain

Fixed-term securities
Less than 1 year	3	3	—	—	379	380	—	1
Between 1 and 5 years	206	207	—	1	313	370	—	57
More than 5 years	108	103	6	1	114	121	—	7

Subtotal	317	313	6	2	806	871	—	65

Non-fixed-term securities	6,567	6,796	—	229	5,302	3,682	1,707	87

Total	6,884	7,109	6	231	6,108	4,553	1,707	152

      In 2002, the amortized costs were written-down in the amount of €1,480 million (2001: €0 million; 2000: €6 million).

      Disposal of other share investments and securities available-for-sale generated proceeds in the amount of €791 million in 2002 (2001: €621 million; 2000: €417 million) and a net capital gain in the amount of €24 million (2001: €85 million; 2000: €28 million). The Company uses the specific identification method as a basis for determining these amounts.

      Non-fixed-term securities include non-marketable securities or investments of €5,921 million.

Long-term Loans

      Long-term loans were as follows as of December 31, 2002 and 2001:

	December 31, 2002			December 31, 2001

		Interest rate	Maturity		Interest rate	Maturity
	€ in millions	up to	through	€ in millions	up to	through

Loans to affiliated companies	588	3.90%	2015	112	8.00%	2015
Loans to associated companies and other share investments	461	4.60%	2007	823	12.50%	2007
Loans related to banking operations	—	—	—	708	5.60%	2007
Other loans	999	9.00%	2010	1,155	9.00%	2010

Total	2,048			2,798

(13) Inventories

      The following table provides details of inventories as at the dates indicated:

	December 31,

€ in millions	2002	2001

Raw materials and supplies by segment
E.ON Energie	1,058	955
Powergen	439	—
Chemicals	480	585
Real Estate	115	133
Other/Consolidation(1)	(18)	234

Total	2,074	1,907

Work in progress	463	649

Finished products by segment
E.ON Energie	10	82
Powergen	—	—
Chemicals	924	1,138
Real Estate	163	140
Other/Consolidation(1)	—	235

Total	1,097	1,595

Goods purchased for sale	206	846

Inventories	3,840	4,997

(1)	Inventories related to discontinued operations have been reclassified to Other/ Consolidation for the year 2001.

      Inventories in the amount of €102 million in 2002 (2001: €641 million) are valued according to the LIFO method, and the remaining inventories are valued at average cost or other admissible methods. The difference between valuation according to LIFO and higher replacement costs is €4 million in 2002 (2001: €121 million).

(14) Receivables and Other Assets

      The following table provides details of receivables and other assets as at the dates indicated:

	December 31,		December 31,
	2002		2001

	With a	With a	With a	With a
	remaining	remaining term	remaining	remaining term
	term up to	of more than	term up to	of more than
€ in millions	1 year	1 year	1 year	1 year

Financial receivables from affiliated companies	331	5	13	1
Financial receivables from associated companies	259	1	860	8
Other financial assets	1,194	57	90	472

Financial receivables and other financial assets	1,784	63	963	481

Trade receivables	6,805	55	9,218	112
Operating receivables from affiliated companies	40	—	362	24
Operating receivables from associated companies and other share investments	406	—	598	5
Reinsurance claim due from Versorgungskasse Energie (mutual insurance fund)	32	700	19	619
Receivables from banking operations	—	—	165	—
Other operating assets	8,921	50	4,454	1,749

Operating receivables and other operating assets	16,204	805	14,816	2,509

Receivables and other assets	17,988	868	15,779	2,990

      As of December 31, 2002, accounts receivable and other assets in the amount of €3,949 million (2001: €4,051 million) are interest-bearing.

      In 2002, other financial assets include clearing accounts with minority owners of nuclear power plants of €683 million and margin account deposits receivable of €342 million.

      The reinsurance claim due from the Versorgungskasse Energie Mutual Insurance Fund results from pension obligations payable to E.ON Energie employees. The claims of these employees at the point of retirement are covered to a certain extent by insurance contracts made with the above mutual insurance fund.

      Other operating assets include a prepayment of €1.9 billion made related to the Ruhrgas acquisition which is further described in Note 33.

      Other operating assets also include tax refund claims of €1,803 million (2001: €1,757 million), financial derivative assets of €1,743 million (2001: €819 million), receivables related to E.ON Benelux’s cross-border lease transactions for power stations amounting to €1,235 (2001: €1,470 million), other acquisition and disposition-related receivables of €431 million (2001: €337 million) and accrued interest receivable of €299 million (2001: €78 million).

Valuation Allowances for Doubtful Accounts

      The valuation allowances for doubtful accounts comprise the following:

€ in millions	2002	2001	2000

January 1,	486	579	399
Changes affecting income	(1)	316	142
Changes not affecting income	(273)	(409)	38

December 31,	212	486	579

(15) Liquid Funds

      The following table provides details of liquid funds:

	December 31,

€ in millions	2002	2001

Cash and cash equivalents with an original maturity of 3 months or less	1,268	4,036
Securities with an original maturity of 3 months or less	74	203

Cash and cash equivalents	1,342	4,239

Other liquid funds with an original maturity greater than 3 months	49	44
Securities with an original maturity greater than 3 months	6,994	7,861

Subtotal	7,043	7,905

Total	8,385	12,144

      Cash and cash equivalents include checks, cash on hand, balances in Bundesbank accounts and at other banking institutions.

      Securities available-for-sale that management does not intend to hold long-term are classified as liquid funds.

      The securities’ amortized costs, fair values, gross unrealised gains and losses, as well as the maturities of fixed-term securities available-for-sale as of the dates indicated, were as follows:

	December 31, 2002				December 31, 2001

			Gross	Gross			Gross	Gross
	Amortized	Fair	unrealized	unrealized	Amortized	Fair	unrealized	unrealized
€ in millions	cost	value	loss	gain	cost	value	loss	gain

Fixed-term securities
Less than 1 year	876	884	2	10	1,583	1,622	—	39
Between 1 and 5 years	3,315	3,216	122	23	759	787	—	28
More than 5 years	450	1,093	3	646	706	924	1	219

Subtotal	4,641	5,193	127	679	3,048	3,333	1	286
Non-fixed-term securities	2,330	1,875	579	124	4,858	4,731	304	177

Total	6,971	7,068	706	803	7,906	8,064	305	463

      In 2002, the amortized costs were written-down in the amount of €883 million (2001: €44 million).

      The disposal of securities available-for-sale that management does not intend to hold long term generated proceeds in the amount of €1,304 million (2001: €3,572 million; 2000: €2,016 million). Realized gains from such disposals in an amount of €13 million (2001: €140 million loss; 2000: €10 million loss) were recorded in 2002. E.ON uses the specific identification method as a basis for determining cost and calculating realized gains and losses on such disposals.

      Non-fixed-term securities include non-marketable securities or investments of €12 million.

(16) Prepaid Expenses and Deferred Income

      As in prior years, prepaid expenses in the amount of €53 million (2001: €373 million) mature within one year. Deferred income totaled €1,055 million in 2002 (2001: €816 million), of which €12 million (2001: €474 million) matures within one year.

(17) Capital Stock

      The Company’s authorized capital stock of €1,799,200,000 consists of 692,000,000 ordinary shares issued without nominal value. The number of outstanding shares as of December 31, 2002, totaled 652,341,876 (2001: 652,079,965; 2000: 712,781,940).

      Pursuant to shareholder resolutions approved at the annual general meeting of shareholders held on May 28, 2002, the Board of Management is authorized to buy back up to 10.0 percent of E.ON AG’s outstanding share capital through October 31, 2003. Please see note 21 for further information on treasury stock.

      As of December 31, 2002, E.ON AG held a total of 4,407,169 (2001: 4,669,080) treasury shares in the amount of €259 million (equivalent to 0.6 percent or €11,458,639 of the capital stock). During 2002, the company purchased 241,523 (2001: 61,063,908) shares on the market and sold 503,434 (2001: 361,932) shares to employees at preferential prices. Please refer to Note 10 for further information on stock based compensation.

      An additional 35,250,955 shares of E.ON AG are held by its subsidiaries due to the VEBA-VIAG merger. These shares were acquired and considered treasury shares with no purchase price allocated to them.

Authorized Capital

      At the annual general meeting of shareholders on May 25, 2000, the Board of Management was authorized to increase the Company’s capital stock by a maximum of €180 million (“Authorized Capital I”) through the issuance of new shares in return for cash contributions (with the opportunity to exclude shareholders’ subscription rights), as well as to increase the Company’s capital stock by a maximum of €180 million (“Authorized Capital II”) through the issuance of new shares in return for contributions in kind (with the exclusion of shareholders’ subscription rights). Following a capital increase in 2000, Authorized Capital II now amounts to €150.4 million.

      In addition, the Board of Management was authorized to increase the Company’s capital stock by a maximum of €180 million (“Authorized Capital III”) through the issuance of new shares in return for cash contributions. Subject to the Supervisory Board’s approval, the Board of Management is authorized to exclude shareholders’ subscription rights.

      All three capital increases are authorized until May 25, 2005.

      Furthermore, conditional capital (with the opportunity to exclude shareholders’ subscription rights) in the amount of €75.0 million was authorized until May 25, 2005, to issue bonds with conversion or option rights for E.ON shares. Such bonds may be issued also by companies in which E.ON directly or indirectly holds a majority stake.

Disclosure requirements in conjunction with Germany’s Securities Trading Act

      On April 5, 2002, Allianz AG, Munich, Germany, informed E.ON that pursuant to Art. 41, Par. 2, ent. 1 of Germany’s Securities Trading Act (“WpHG”) it holds 7.64 percent of E.ON’s voting rights as of April 1, 2002. Of this total Allianz holds 7.57 percent pursuant to Art. 22, Par. 1, Sent. 1, No. 1 of the WpHG, and 0.06 percent pursuant to Art. 22, Par. 1, Sent. 1, No. 6 of the WpHG.

(18) Additional Paid-in Capital

      Additional paid-in capital results exclusively from share issuance premiums. As of December 31, 2002, the additional paid-in capital totals €11,402 million (2001: €11,402 million).

(19) Retained Earnings

      The following table provides details of retained earnings:

	December 31,

€ in millions	2002	2001	2000

Legal reserves	45	45	45
Other related earnings	13,427	11,750	14,660

Total	13,472	11,795	14,705

(20) Other Comprehensive Income

      The changes in the components of other comprehensive income and the related tax effects are as follows:

	2002			2001			2000

		Tax			Tax			Tax
		benefit/			benefit/			benefit/
€ in millions	Before tax	(expense)	Net-of-tax	Before tax	(expense)	Net-of-tax	Before tax	(expense)	Net-of-tax

Currency translation adjustments	(438)	(55)	(493)	(39)	—	(39)	255	—	255
Plus/(less): reclassification adjustment affecting income	(125)	—	(125)	(36)	—	(36)	—	—	—
Unrealized holding gains/(losses) arising during period	(514)	(20)	(534)	(1,766)	983	(783)	207	(106)	101
Plus/(less): reclassification adjustment affecting income	1,355	(559)	796	63	(35)	28	(18)	10	(8)
Additional minimum pension liability	(116)	35	(81)	(381)	136	(245)	(93)	65	(28)
Cash flow hedges	(129)	65	(64)	(67)	16	(51)	—	—	—

Total	33	(534)	(501)	(2,226)	1,100	(1,126)	351	(31)	320

(21) Treasury Stock Repurchase Program

      As of October 31, 2001, the Company had repurchased 76,329,887 ordinary shares on the market at an average price of €58.69 per share, on the market representing 10.0 percent of E.ON’s total share capital. As of November 13, 2001, E.ON’s Board of Management decided to cancel 71,298,875 ordinary shares. This decision was approved by the Supervisory Board on December 12, 2001. The Board of Management was authorized, with the approval of the Supervisory Board, to cancel the repurchased shares without seeking further approval by the general meeting of shareholders. The remaining repurchased shares are used for compensation to employees under various incentive plans. These amendments of the by-laws were entered into the Commercial Register of the Düsseldorf District Court (HRB 22315) on December 27, 2001.

(22) Minority Interests

      Minority interests are attributable to the following segments:

	December 31,

€ in millions	2002	2001	2000

E.ON Energie	3,906	3,629	2,145
Powergen	139	—	—
Chemicals	2,071	2,172	2,176
Real estate	366	14	11
Other/Consolidation	29	547	791

Total	6,511	6,362	5,123

(23) Provisions for Pensions

      E.ON and its subsidiaries maintain defined contribution plans, as well as defined benefit pension plans, a small number of which are part of multi-employer pension plans. Pension benefits are primarily based on compensation and years of service. Most Germany-based employees who joined the Company prior to 1999 participate in a final pay arrangement, under which their retirement benefits depend on their final salary (averaged over the last years of employment) and on years of service. Most employees who joined the Company in or after 1999 are enrolled in a cash balance plan, under which notional contributions based on current earnings are actuarially converted into pension units. To fund these defined benefit plans, the Company sets aside notional contributions and/or accumulates plan assets. For employees in defined contribution pension plans, under which the Company pays fixed contributions to an outside insurer or pension fund, the amount of the benefit depends on the value of each employee’s individual pension claim at the time of his or her retirement from the Company.

      The liabilities arising from the pension plans and their respective costs are determined using the projected unit credit method in accordance with SFAS 87. The valuation is based on current pensions and earnings and on economic assumptions that have been chosen in order to reflect realistic expectations. In addition, the obligations arising primarily at U.S. companies from healthcare and other postretirement benefits for certain employees are calculated in accordance with SFAS 106.

      The changes in the projected benefit obligation (“PBO”), of which €296 million (2001: €78 million) is related to health care and other benefits, are shown below. The acquisition of Powergen, which resulted in the addition of €5,684 million in related obligations, is mainly responsible for the change shown as “Change in scope of consolidation” in 2002:

€ in millions	2002	2001

Balance as of January 1,	10,643	10,084
Service cost	187	169
Interest cost	694	599
Change in scope of consolidation	4,982	(248)
Prior service cost	21	27
Actuarial (gains)/losses	170	553
Exchange rate differences	(157)	35
Other	(54)	8
Pensions paid	(670)	(584)

Balance as of December 31,	15,816	10,643

      The amount shown for 2001 was not adjusted for discontinued operations in order to maintain comparability. Accordingly, an adjustment was made to net periodic pension costs.

      The changes in plan assets, which do not include any shares in E.ON Group companies, are shown as follows. The acquisition of Powergen, which resulted in the addition of €4,942 million in related assets, is mainly responsible for the amount shown as “Change in scope of consolidation” in 2002.

€ in millions	2002	2001

Changes in Plan Assets
Balance as of January 1,	1,183	977
Actual return on plan assets	(408)	(33)
Company contributions	68	20
Employees contributions	11	4
Change in scope of consolidation	4,908	237
Exchange rate differences	(89)	33
Pensions paid	(203)	(72)
Others	7	17

Balance as of December 31,	5,477	1,183

      Including a reconciliation to the provisions for pensions shown on the Consolidated Balance Sheet, the funded status (the difference between the PBO and the plan assets) is as follows:

	December 31,

€ in millions	2002	2001

Funded status	10,339	9,460
Unrecognized actuarial loss	(1,883)	(1,324)
Unrecognized prior service cost	(72)	(68)

Unfunded accrued benefit cost	8,384	8,068
Additional minimum liability	779	680

Provisions for pensions	9,163	8,748

      An additional minimum liability is accounted for as an intangible asset in the amount of €70 million as of December 31, 2002 (2001: €58 million). The remaining additional minimum liability in the amount of €709 million (2001: €622 million; 2000: €163 million) is charged against stockholders’ equity.

      Actuarial gains and losses result from variations in valuation assumptions, differences between the estimated and actual changes in plan assets as well as liabilities and are recognized as provisions for pensions on a delayed basis and amortized over the remaining period.

      Provisions for pensions shown on the balance sheet as of December 31, 2002, also include obligations of U.S. companies arising from postretirement health care benefits in the amount of €245 million (2001: €72 million).

      Based upon actuarial calculations, the total net periodic pension cost is comprised of the following. Amounts for 2001 are adjusted accordingly to reflect effects of discontinued operations.

€ in millions	2002	2001	2000

Employer service cost	176	146	133
Interest cost	694	514	421
Expected return on plan assets	(238)	(84)	(53)
Prior service cost	17	18	10
Net amortization of losses	45	6	2

Total	694	600	513

      The net periodic pension cost shown above includes an amount of €17 million in 2002 (2001: €7 million) for retiree health care benefits. A one-percentage-point increase or decrease in the assumed health care cost trend rate would cause a change in net periodic pension cost of + €2 million or (€2) million, respectively. The resulting accumulated postretirement benefit obligation would change by + €25 million or (€21) million, respectively.

      An additional amount of €23 million in 2002 (2001: €38 million) was incurred for defined contribution pension plans, under which the Company pays fixed contributions to external insurers or similar institutions.

      Effective in 2000, the Company began using the Klaus Heubeck biometric tables from 1998 (“Richttafeln 1998”), the current industry standard for calculating company pension obligations in Germany. However, the table’s disability incidence rates have been reduced by 20.0 percent to better reflect the Company’s specific situation.

      Actuarial values of the pension obligations of German subsidiaries were computed based on the following assumptions:

	December 31,

in %	2002	2001

Discount rate	5.75	5.75
Salary increase rate	2.75	2.75
Expected return on plan assets	5.75	5.75
Pension increase rate	1.25	1.25

(24) Other Provisions

      The following table provides details of other provisions:

	December 31,

€ in millions	2002	2001

Provisions for nuclear waste management 1)	12,279	10,740
Provisions for taxes 2)	2,813	3,970
Provisions for personnel costs 3)	1,621	1,739
Provisions for outstanding invoices 4)	2,533	2,126
Provisions for environmental remediation 5)	675	680
Provisions for land reclamation 6)	330	255
Miscellaneous 7)	4,895	4,543

Total	25,146	24,053

      As of December 31, 2002, €20,043 million of the above provisions mature after more than one year (2001: €17,816 million).

1) Provisions for Nuclear Waste Management:

a. Germany

      Provisions for nuclear waste comprise costs for nuclear fuel rods management, nuclear power plant decommissioning, and the disposal of low-level nuclear waste.

      The provisions for nuclear waste management stated above are net of advance payments of €800 million in 2002 (2001: €733 million). The advance payments are prepayments to nuclear fuel reprocessors and to other waste-management companies, as well as to governmental authorities relating to reprocessing facilities for spent fuel rods and the construction of permanent storage facilities. Accruals for the costs of nuclear fuel rods management, of nuclear plant decommissioning, and of the disposal of low-level nuclear waste also include the costs for the permanent storage of radioactive waste.

      Permanent storage costs include investment, operating and financing costs for the permanent storage facilities in Gorleben and Konrad and include required advance payments for permanent storage facilities made based on data from the German Federal Office for Nuclear Safety (“Bundesamt für Strahlenschutz”). Each year the Company makes advance payments to the Bundesamt für Strahlenschutz.

      Furthermore, in calculating the provisions for nuclear waste management, the Company took into account the effects of the nuclear energy agreement reached by the German government and the country’s major energy utilities on June 14, 2000, and the related agreement signed on June 11, 2001.

Management of Nuclear Fuel Rods

      The requirement for spent nuclear fuel reprocessing and disposal/ storage is based on the German Nuclear Power Regulations Act (“Atomgesetz”). Operators may either reprocess or permanently store nuclear waste.

      E.ON Energie has entered into contracts with two large European fuel reprocessing firms, BNFL in the U.K. and Cogema in France, for the reprocessing of all spent nuclear fuel from its German nuclear plants. The delivery of nuclear fuel rods for reprocessing is restricted up until June 30, 2005. The radioactive waste that results from reprocessing will be returned to Germany to be stored in an authorized storage facility.

      The accrual for the costs of used nuclear fuel rods reprocessing includes the costs for all components of the reprocessing requirements, particularly

•	the costs of transporting spent fuel to the reprocessing firms,

•	the costs of fuel reprocessing, as well as

•	the costs of outbound transportation of nuclear waste.

      The stated cost estimates are based primarily on existing contracts.

      Accruals for the costs of permanent storage of used fuel rods primarily include

•	contractual costs for procuring intermediate containers,

•	estimated costs of intermediate on-site storage at power stations, estimated costs of transporting spent fuel rods to conditioning facilities, conditioning costs, and estimated costs for procuring permanent storage containers.

      The accrual for the management of used fuel rods is provided over the period in which the fuel is consumed to generate electricity.

Nuclear Plant Decommissioning

      The obligation with regards to the nuclear portion of nuclear plant decommissioning is based on the Atomgesetz, mentioned above, while the obligation for the non-nuclear portion depends upon legally binding civil and public regulations, as well as other agreements.

      The accrual for the costs of nuclear plant decommissioning includes the expected costs for run-out operation, closure and maintenance of the facility, dismantling and removal of both the nuclear and non-nuclear portions of the plant, conditioning, and temporary and final storage of contaminated waste. The expected decommissioning and storage costs are based upon studies performed by external specialists and are updated regularly. The accrual is provided over the estimated useful life for each nuclear plant according to the nuclear energy agreement reached by the German government and the country’s major energy utilities as mentioned above.

Low-Level Nuclear Waste

      The accrual for the costs of the disposal of low-level nuclear waste covers all expected costs for the conditioning and final storage of low-level waste that is generated in the operations of the facilities.

b. Sweden

      Under Swedish law, Sydkraft is required to make advance payments to the country’s national fund for nuclear waste management. Each year, the Swedish nuclear energy inspection authority calculates the advance payments for the disposal of high-level radioactive waste and nuclear power plant decommissioning based on the amount of electricity produced at the particular nuclear power station. The calculations are then submitted to government offices for approval. Upon approval, corresponding advance payments are made by Sydkraft to the national fund for nuclear waste management and shown as an expenditure.

      In the case of low-level and medium-level radioactive waste, a joint venture owned by Swedish nuclear power station operators levies charges annually for the actual waste management costs accrued. Sydkraft shows the corresponding payments to this venture as an expenditure.

c. United Kingdom and United States

      Neither Powergen nor LG&E operates any nuclear power plants; therefore they are not required to make payments or accruals similar to those described above with respect to Germany.

2) Provisions for Taxes

      Provisions for taxes mainly consist of domestic and foreign corporate income taxes.

3) Provisions for Personnel Costs

      Provisions for personnel costs primarily cover provisions for vacation pay, early retirement benefits, anniversary obligations and other deferred personnel costs.

4) Provisions for Outstanding Invoices

      Provisions for outstanding trade invoices represent the recognition of a liability for cost of products or services received or rendered for which a related invoice has not been received or the risk of loss on open purchase contracts.

5) Provisions for Environmental Remediation

      Provisions for environmental remediation refer primarily to rehabilitating contaminated sites, redevelopment and water protection measures, clearing mining sites and recultivating landfills.

6) Provisions for Land Reclamation

      Of the provisions for land reclamation, €150 million in 2002 (2001: €151 million) is for potential damages arising from former hard coal mining activities and €176 million (2001: €99 million) for those from lignite mining.

7) Miscellaneous

      Miscellaneous items include provisions for sales-related obligations, asset retirement obligations (non-nuclear), disposition-related obligations, litigation risks and tax-related interest expense.

(25) Liabilities

      The following table provides details of liabilities as at the dates indicated:

	December 31, 2002					December 31, 2001

			With a remaining					With a remaining
			term of					term of
		Weighted					Weighted
		average					average
		interest rate	up to	1 to 5	over		interest rate	up to	1 to 5	over
€ in millions	Total	(in %)	1 year	years	5 years	Total	(in %)	1 year	years	5 years

Bonds (including Medium Term Note program)	13,074	5.9	1,096	2,830	9,148	1,689	4.6	239	1,238	212
Commercial paper	1,903	3.0	1,903	—	—	100	3.4	100	—	—
Banks loans/liabilities to banks	6,552	4.1	2,080	2,547	1,925	9,167	4.8	2,553	3,890	2,724
Liabilities related to banking operations	—	0.0	—	—	—	1,110	4.1	642	221	247
Bills payable	144	4.3	43	101	—	30	3.4	30	—	—
Other financial liabilities	1,092	3.5	139	436	517	891	4.2	235	484	172

Financial liabilities to banks and third parties	22,765		5,261	5,914	11,590	12,987		3,799	5,833	3,355

Financial liabilities to affiliated companies	167	3.2	153	4	10	831	3.5	827	4	—
Liabilities to associated companies and other share investments	2,319	2.1	2,261	14	44	2,501	1.8	2,385	38	78

Financial liabilities to group companies	2,486		2,414	18	54	3,332		3,212	42	78

Financial liabilities	25,251		7,675	5,932	11,644	16,319		7,011	5,875	3,433

Accounts payable	3,620		3,607	13	—	4,368		4,365	3	—
Liabilities to affiliated companies	188		188	—	—	334		261	—	73
Liabilities to associated companies and other share investments	131		121	—	10	312		311	1	—
Capital expenditure grants	274		21	80	173	290		21	83	186
Construction grants from energy consumers	3,532		152	639	2,741	3,005		100	460	2,445
Advance payments	443		442	1	—	323		310	13	—
Other	5,998		4,393	180	1,425	5,392		3,072	424	1,896
thereof taxes	479		479	—	—	918		918	—	—
thereof social security contributions	109		109	—	—	170		170	—	—

Operating liabilities	14,186		8,924	913	4,349	14,024		8,440	984	4,600

Liabilities	39,437		16,599	6,845	15,993	30,343		15,451	6,859	8,033

      In the Consolidated Balance Sheet, liabilities are reported net of the interest portion of non interest-bearing and low-interest liabilities in the amount of €39,036 million (2001: €30,113 million). This interest portion amounts to €401 million (2001: €230 million).

Financial Liabilities

      The following is a description of the E.ON Group’s material credit arrangements and debt issuance programs. Outstanding amounts under credit lines and bank loans are disclosed in the table above as liabilities to banks. Issuances under a Medium Term Note Program (“MTN program”) and Commercial Paper are disclosed in the corresponding line item.

E.ON AG

     €1,022 million Multi-Currency Revolving Credit Facility Agreement

      E.ON AG and its subsidiary E.ON International Finance B.V. (“E.ON International Finance”), Amsterdam, The Netherlands (under the unconditional guarantee of the Company) established a revolving credit facility in 1996 that permitted borrowings in an aggregate amount of up to €1,022 million, with no scheduled reduction in credit availability prior to maturity in March 2003. Such borrowings bore interest generally equal to EURIBOR or LIBOR for the respective currency plus a margin of 12.5 basis points. Borrowings could be used for general corporate purposes. This facility was cancelled effective December 13, 2002, when E.ON AG established its new €15 billion syndicated credit facility.

     €15 billion Syndicated Multi-Currency Revolving Credit Facility Agreement

      E.ON AG and its subsidiaries HIBERNIA Industriewerte Gesellschaft mit beschränkter Haftung, Düsseldorf, Germany, E.ON International Finance and E.ON UK Finance Ltd., London, U.K., (each under the unconditional guarantee of the Company) established a revolving credit facility on December 13, 2002, that permits borrowings in various currencies in an aggregate amount of up to €15 billion. The facility is divided into Tranche A, a revolving credit facility in the amount of €10 billion, and Tranche B, a revolving credit facility in the amount of €5 billion. Tranche A has an initial maturity of 364 days but includes both an extension option and a term-out option of 364 days each. Amounts raised under Tranche A may be used for general corporate purposes (except for the repayment of commercial paper) and bear interest generally equal to EURIBOR or LIBOR for the respective currency plus a margin of 20 basis points. Tranche B has a maturity of 5 years, and amounts raised under it may be used for refinancing of existing credit facilities and for liquidity back-up. Drawings under this tranche bear interest equal to EURIBOR or LIBOR for the respective currency plus a margin of 25 basis points. As of December 31, 2002, the Company had no borrowings outstanding under this facility.

     Bilateral Credit Lines

      At year end 2002, E.ON AG had committed short-term credit lines of approximately €480 million (2001: €3,140 million) with maturities of up to one year and variable interest rates of up to 25 basis points above EURIBOR. These credit lines may be used for general corporate purposes. In addition, E.ON AG had several uncommitted short-term credit lines. As of December 31, 2002, the Company had €420 million (2001: €175 million) outstanding under these credit lines.

      As of December 31, 2002, E.ON North America Inc. (“E.ON North America”), New York, U.S., a wholly owned subsidiary of E.ON AG, had an USD100 million credit facility. This is an overdraft loan facility to be used for short-term overnight general corporate use. The rate charged on the daily loan balance is 8 basis points over the Federal Funds Rate. There was no outstanding balance under this line at year end 2002 and 2001.

     €5 billion Commercial Paper Program

      Established in 1994, E.ON AG’s commercial paper program was increased in February 2002 to €5 billion. This program allows E.ON AG to periodically issue commercial paper to investors in maturities of up to 729 days. Proceeds from these offerings may be used for general corporate purposes. At December 31, 2002, E.ON AG had issued approximately €1.6 billion (2001: €100 million) in commercial paper, leaving approximately €3.4 billion available under the program.

     €20 billion Medium Term Note Program

      Established in 1995, the Company’s MTN program was increased in August 2002 to €20 billion. This program allows E.ON AG and its wholly owned subsidiaries, E.ON International Finance and E.ON UK plc, London, U.K., under the unconditional guarantee of E.ON AG, to periodically issue debt instruments through syndicated and private placements to investors. On May 17, 2002, E.ON issued its first-ever multi-currency bond in euros and pounds sterling (“GBP”) on the international bond markets. At year end 2002, the following bonds were outstanding:

•	€4.25 billion issued by E.ON International Finance with a coupon of 5.75 percent and a maturity in May 2009;

•	€0.9 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2017;

•	€769 million or GBP500 million issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2012; and

•	€1.5 billion or GBP0.975 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in June 2032.

      None of E.ON AG’s credit lines and programs include financial covenants or a rating grid.

E.ON Energie

     Bank loans, credit facilities

      As of December 31, 2002, E.ON Energie and its subsidiaries had committed short-term credit lines of approximately €778 million with maturities up to 1 year and variable interest rates up to 47.5 basis points above EURIBOR. These credit lines may be used for general corporate purposes. In particular they serve as back-up facilities for letters of credit and bank guarantees. In addition, E.ON Energie had uncommitted short-term credit lines with various banks. €107 million of these lines had been utilized at year end 2002 (2001: €5 million).

      Bank loans have been used mainly to finance specific projects or investment programs and include subsidized credit facilities from national and international financing institutions. Bank loans (including short-term credit lines) amount to €2,400 million (2001: €3,442 million).

      Included in the above credit facilities are the following arrangements of E.ON Energie’s subsidiary Sydkraft:

      A USD350 million revolving credit facility was established in 1996 and matures in December 2003. This facility allows Sydkraft to borrow for periods of one to six months at LIBOR for the respective period plus 17.5 basis points. Its main purpose is to back up uncommitted short-term borrowings, but it may also be used for general corporate purposes. As of December 31, 2002, there were no borrowings outstanding (2001: €0 million).

      A €51 million revolving credit facility was established in 1998 and matures in March 2005. This facility allows Sydkraft to borrow for periods of one to six months at LIBOR for the respective period plus 14 basis points. Borrowings may be used for general corporate purposes. As of December 31, 2002, there were no borrowings outstanding (2001: €0 million).

      In addition Sydkraft has the following debt issuance programs:

      A domestic MTN program was established in 1999 and is renewed every year. The maximum allowed outstanding amount is 8 billion Swedish kroner (“SEK”) and borrowings can be made up to 15 years against various interest rate structures. The outstanding amount as of December 31, 2002, was €740 million or SEK6,774 million (2001: €826 million or SEK7,687 million).

      A domestic commercial paper program was established in 1990 and increased in 1999 to a maximum allowed outstanding amount of SEK3 billion. Borrowings can be made for terms up to 365 days. The outstanding amount as of December 31, 2002, was €249 million or SEK2,285 million (2001: €0 million).

      A euro commercial paper program was established in 1990 with a maximum allowed outstanding amount of USD200 million. Borrowings can be made for terms up to 365 days. The outstanding amount as of December 31, 2002, was approximately €32 million or USD34 million (2001: €0 million).

Powergen

U.K. Operations

     GBP1.0 billion and USD1.7 billion Multi-Currency Revolving Credit Facility

      In December 2001, Powergen US Holding Ltd., London, U.K., (under Powergen’s guarantee) and Powergen UK plc (“Powergen UK”), London, U.K., signed a GBP1.0 billion and USD1.7 billion multi-currency revolving credit facility that was to mature in December 2006. This facility bore interest at variable rates by reference to the relevant LIBOR rate plus a margin of up to 53 basis points. This facility was cancelled on December 13, 2002, owing to E.ON AG’s new €15 billion syndicated credit facility.

     U.S. Commercial Paper Program

      Powergen US Funding LLC (“Powergen US Funding”), Delaware, U.S., (under the guarantee of Powergen) established a USD3.0 billion U.S. commercial paper program in December 2000, allowing the company to periodically issue commercial paper to investors with maturities up to 270 days. Proceeds from the issues can be used for acquisition finance as well as general corporate purposes. As of December 31, 2002, no amount was outstanding under this program.

     Euro Commercial Paper Program

      Powergen UK established a euro commercial paper program with an authorized amount up to USD500 million or its equivalent in February 1994. Its proceeds may be used for general corporate purposes. As of December 31, 2002, no amount was outstanding under that program.

     Debt falling due within one year

      As of December 31, 2002, Powergen and its subsidiaries (excluding LG&E) had the following short-term debt in place:

•	€385 million or GBP250 million Sterling Bond issued by Powergen UK with a coupon of 8.875 percent, maturing in March 2003

     Long-term debt

      As of December 31, 2002, Powergen and its subsidiaries (excluding LG&E) had the following long-term debt in place:

•	€385 million or GBP250 million Sterling bond issued by Powergen UK with a coupon of 8.5 percent maturing in July 2006.

•	€385 million or GBP250 million Sterling bond issued by Powergen UK with a coupon of 6.25 percent maturing in April 2024.

•	€500 million Eurobond issued by Powergen UK with a coupon of 5.0 percent maturing in July 2009.

•	€393 million or USD410 million Yankee Bond issued by Powergen East Midland, London, U.K., with a coupon of 7.45 percent maturing in May 2007

•	€1,008 million or USD1,050 million global U.S. dollar bond issued by Powergen US Funding with a coupon of 4.5 percent maturing in October 2004.

U.S. Operations

Commercial Paper Programs

      LG&E has authorized a USD200 million commercial paper program that had no outstanding balance as of December 31, 2002.

      LG&E Capital (“LG&E Capital”), Louisville/ Kentucky, U.S., has authorized a USD600 million commercial paper program that had no outstanding balance as of December 31, 2002.

Bonds and MTN Programs

      LG&E Capital has authorized a MTN program with three series. Series A was authorized for USD500 million, under which €432 million or USD450 million has been issued. Series B was authorized for USD50 million, under which there is no availability after repayment. Series C was authorized for USD500 million, under which €144 million or USD150 million has been issued.

      In addition, bonds in the amount of €592 million or USD617 million are outstanding at LG&E, bonds in the amount of €481 million or USD501 million are outstanding at Kentucky Utilities Corp. (“Kentucky Utilities”), Louisville/ Kentucky, U.S., and MTNs totaling €432 million or USD450 million are outstanding at LG&E Capital. The LG&E and Kentucky Utilities bonds are collateralized by a lien on substantially all assets of the respective companies.

      In addition, at year end 2002, LG&E had short-term and long-term loans totaling €37 million or USD39 million.

Degussa

Multi-Currency Revolving Credit Facility Agreements

      Degussa established a revolving credit facility in 1998 that permits borrowings in an aggregate amount of up to €281 million, with no scheduled reduction in credit availability prior to maturity in March 2005. Borrowings may be used for general corporate purposes. No amount was outstanding as of December 31, 2002 (2001: €0 million).

      A subsidiary, Degussa Canada Inc., Brampton-Bramalea, Canada (under Degussa’s unconditional guarantee) established a revolving credit facility in 1998 that permits borrowings in an aggregate amount of up to 204 million Canadian dollars (“CAD”), with no scheduled reduction in credit availability prior to maturity in March 2003. Borrowings may be used for general corporate purposes. At the end of December 2002, this facility was drawn in an amount of €45 million or CAD73 million (2001: €102 million or CAD143 million).

Bilateral Credit Lines

      At year end 2002, Degussa had committed short-term credit lines from its core domestic and international banks of approximately €1.0 billion with maturities of up to one year. These credit lines may be used for general corporate purposes. As of December 31, 2002, €166 million were utilized (2001: €143 million).

Long-term Loans

      At year end 2002, Degussa and its subsidiaries had various long-term loans from financial institutions and banks in a total amount of €604 million (2001: €1,440 million) with maturities of up to 10 years.

Viterra

Bilateral Credit Lines

      At year end 2002, Viterra had committed short-term credit lines from various domestic and international banks of approximately €403 million (2001: €407 million) with maturities of up to one year. These credit lines may be used for general corporate purposes (such as bank guarantees). As of December 31, 2002, there were €225 million utilized (2001: €313 million).

Long-term Loans

      At year end 2002, Viterra and its subsidiaries had numerous long-term loans from banks and other creditors totaling €2,552 million (2001: €1,691 million) with maturities of up to 10 years. As of December 31, 2002, a nominal amount of €1,801 million of all loans from banks and other creditors was collateralized by mortgages on real estate and a nominal amount of €642 million was collateralized by pledge of company shares.

      The interest rates on these financial liabilities vary between 0 and 10.0 percent (on average, about 4.0 percent).

      As of December 31, 2002, financial liabilities to banks and third parties had the following maturities:

	Repayment	Repayment	Repayment	Repayment	Repayment	Repayment
€ in millions	2003	2004	2005	2006	2007	after 2007	Total

Bonds (incl. MTN programs)	1,096	1,331	137	801	561	9,148	13,074
Commercial paper	1,903	—	—	—	—	—	1,903
Bank loans/liabilities due to banks	2,080	999	547	438	563	1,925	6,552
Bills payable	43	1	—	—	100	—	144
Other financial liabilities	139	35	77	76	248	517	1,092

Financial liabilities to banks and third parties	5,261	2,366	761	1,315	1,472	11,590	22,765

Used credit lines	693	—	6	10	—	1	710
Unused credit lines	12,229	—	—	—	5,000	—	17,229

Used and unused credit lines	12,922	—	6	10	5,000	1	17,939

      The following table provides an analysis for bonds, commercial paper and liabilities due to banks by effective interest rate:

	December 31, 2002

€ in millions	0-3%	3.1-7%	7.1-10%	10.1-14%	more than 14%	Total

Bonds (incl. MTN programs)	661	11,027	1,385	1	—	13,074
Commercial paper	1,115	788	—	—	—	1,903
Liabilities due to banks	1,395	4,806	327	10	14	6,552

      Bank loans are summarized as of December 31, 2002 and 2001, respectively follows:

	December 31,

€ in millions	2002	2001

Bank loans collateralized by mortgages on real estate	1,676	1,465
Other collateralized bank loans	1,150	1,306
Uncollateralized bank loans, drawings on credit lines, short-term loans	3,726	6,396

Total	6,552	9,167

      Collateralized liabilities to banks totaled €2,826 million as of December 31, 2002 (2001: €2,771 million) including €517 million (2001: €497 million) that bear interest rates below market rates.

      Bank loans that bear interest below market rates have been granted mainly to the Real Estate division for financing residential rental real estate. In return, rents below the prevailing market rates are offered to the credit grantor for occupancy rights. Due to these conditions, such loans appear at present value on the balance sheet. The difference resulting from discounting is reported under deferred income and released in subsequent years as rental income. The interest on the liabilities results in increased interest expense.

      Financial liabilities include non-interest bearing and low-interest liabilities in the amount of €696 million in 2002 (2001: €748 million).

Operating Liabilities

      Operating liabilities in the amount of €14,186 million in 2002 (2001: €13,267 million) are non-interest bearing.

      Capital expenditure grants of €274 million (2001: €290 million) are paid primarily by customers in the electricity division for capital expenditures made on their behalf, while E.ON retains the assets. The grants are non-refundable and are recognized in other operating income over the period of the depreciable lives of the related assets.

      Construction grants of €3,533 million (2001: €3,005 million) are paid by customers of the electricity division for costs of connections according to the generally binding linkup terms. The grants are generally non-refundable and are recognized as sales according to the useful live of the related assets.

      Operating liabilities also include the negative fair values of derivative financial instruments of €1,982 million (2001: €819 million), E.ON Benelux’s cross-border lease transactions for power stations amounting to €1,235 million (2001: €1,470 million) and accrued interest payable of €613 million (2001: €103 million).

Related Parties

      Jointly-owned nuclear power plants and related companies that are accounted for under the equity method or at cost have payables in the amount of €1,696 million (2001: €1,796 million) that mainly comprise loans with interest rates between 1 and 1.95 percent and no fixed maturity. The Company purchases nuclear energy from these entities under a cost plus fee agreement. Cost of goods sold includes €102 million in 2002 (2001: €233 million, 2000: €300 million) related to those purchases. The above represent mainly non-cash transactions.

      Also included in financial liabilities to associated companies at year end 2002 is a loan from the equity investee AV Packaging in the amount of €476 million (2001: €13 million) with no fixed maturity and an interest rate determined by reference to overnight money market loans.

(26) Contingencies and Commitments

      E.ON is subject to contingencies and commitments involving a variety of matters, including different types of guarantees, litigation and claims (as discussed in Note 27), long-term contractual and legal obligations and other commitments.

Financial Guarantees

      The Company’s financial guarantees at December 31, 2002 principally comprise nuclear-energy-related items which are described below. Financial guarantees also include obligations to creditors of related parties and third parties (maximum potential undiscounted future payments of €866 million) with specified terms up to 2009. €573 million of this amount involves guarantees issued on behalf of related parties, of which €205 million does not have a fixed term. The Company has recorded provisions of €50 million as at year end 2002 with respect to all financial guarantees.

      Pursuant to the amendments of the Atomgesetz (“AtG”) and the amendments to the Regulation regarding the Provision for Coverage of the AtG (“Atomrechtliche Deckungsvorsorge-Verordnung” or “AtDeckV”) on April 27, 2002, German nuclear power station operators are required to provide nuclear accident liability coverage of up to €2.5 billion per accident.

      Until December 31, 2002, standard insurance policies were in place to cover damages of up to €102.3 million. Damages that exceed this amount were covered up to €255.6 million per accident by an institution called Nuklear Haftpflicht Gesellschaft bürgerlichen Rechts (“Nuklear Haftpflicht GbR”). Group companies have agreed to provide that their subsidiaries operating nuclear power stations maintain a level of liquidity that would enable them at all times to meet their obligations as members of the Nuklear Haftpflicht GbR,in proportion to their shareholdings in nuclear power stations. Beginning January 1, 2003, a standardized insurance facility for an amount of €255.6 million was set up. The coverage through the Nuklear Haftpflicht GbR ceased at January 1, 2003.

      To provide liability coverage for the additional €2,244.4 million required by the above-mentioned amendments, E.ON Energie and the other parent companies of German nuclear power station operators reached a Solidarity Agreement (“Solidarvereinbarung”) on July 11, July 27, August 21, and August 28, 2001. If an accident occurs, the Solidarity Agreement calls for the nuclear power station operator liable for the damages to receive — after the operator’s own resources and those of its parent company are exhausted — financing sufficient for the operator to meet its financial obligations. Under the Solidarity Agreement, E.ON Energie’s share of the liability coverage is 40.6 percent (January 1, 2003: 43.0 percent) and an additional 5 percent charge for the administrative costs of processing damage claims.

      In accordance with Swedish law, Sydkraft has issued guarantees to governmental authorities. The guarantees were issued to cover possible additional costs related to the disposal of high-level radioactive waste and to nuclear power plant decommissioning. These costs could arise if actual costs exceed accumulated funds. In addition, Sydkraft is also responsible for eventual costs related to the disposal of low-level radioactive waste if actual waste management costs exceed the advance payments Sydkraft has made in the past to a joint venture owned by Swedish nuclear power station operators.

      Neither Powergen nor LG&E operates nuclear power plants and therefore do not have related contingent liabilities.

Indemnification Agreements

      Disposition agreements concluded throughout the Group include indemnities and other guarantees (maximum potential undiscounted future payments of €5,663 million) with terms up to 2041 in accordance with contractual arrangements and local legal requirements. These typically relate to customary guarantees, environmental damages and taxes. Sometimes it is not possible to reliably estimate a maximum obligation because there is no maximum liability specified in the contract. Examples include customary guarantees in certain contracts, as well as certain environmental and tax indemnities. In many cases the buyer is required to either share costs or cover a certain amount of costs before the Company is required to make any payments. Some obligations are to be covered first by insurance contracts or provisions of the disposed companies. The Company has recorded provisions of €287 million at year end 2002 with respect to all indemnities and other guarantees included in disposition agreements. Guarantees given by companies that were later sold by E.ON AG (or VEBA AG and VIAG AG before their merger) are included in the final sales contracts in the form of indemnities (Freistellungen).

Indirect Guarantees of Indebtedness of Others

      Indirect guarantees include obligations in connection with cross-border leasing transactions (maximum potential undiscounted future payments of €535 million) with terms up to 2010. Furthermore, indirect guarantees include obligations to provide financial support to related parties with respect to certain loan agreements (maximum potential undiscounted future payments of €218 million) and have terms up to 2028.

Other Guarantees

      Other guarantees include contingent purchase consideration (maximum potential undiscounted future payments of €36 million) with an effective period through 2005 and product warranties (€72 million included in provisions as of December 31, 2002).

Long-term Contractual and Legal Obligations

      As of December 31, 2002, long-term contractual obligations related to jointly operated power plants exist to purchase fixed quantities of electricity. The purchase price of electricity from jointly operated power plants is determined by the supplier’s production cost plus a profit margin that is generally calculated on the basis of an agreed return on capital. Additional contractual obligations refer to operators of wind-driven power plants to whom a regulated remuneration at fixed minimum prices must be paid in accordance with the Erneuerbare Energien-Gesetz (“EEG”) and Kraft-Wärme-Kopplungs-Gesetz (“KWKG”).

      Long-term contractual obligations have also been entered into by E.ON Energie in connection with the reprocessing and storage of spent fuel elements. Respective prices are based on prevailing market conditions.

      Purchase commitments for the remaining term of the aforementioned long-term contractual obligations total €4,586 million (2001: €2,532 million) as of December 31, 2002, and are as follows:

€ in millions

2003	499
2004	466
2005	443
2006	347
2007	297
Thereafter	2,534

Total	4,586

      Also, additional customary long-term fuel procurement contracts exist.

Other Commitments

      Other commitments arising from rental, tenancy and leasing agreements are due as follows:

€ in millions

2003	154
2004	132
2005	114
2006	99
2007	92
Thereafter	969

Total	1,560

      Expenses arising from such contracts are reflected in the Consolidated Statements of Income and amounted to €133 million in 2002 (2001: €95 million; 2000: €213 million).

      Other commitments in the amount of €735 million in 2002 (2001: €1,574 million) include commitments for capital expenditures for expansion and replacements and environmental protection measures, commitments to grant loans of €85 million (2001: €102 million), and other contracted but not yet effective investments in financial assets.

      The E.ON Energie segment has made a cash offer to minority shareholders of E.ON Bayern and Contigas. As further discussed in Note 4, in October 2001 E.ON Energie also concluded a put option agreement which allows the minority shareholder to exercise its right to sell its remaining stake in Sydkraft to E.ON Energie for approximately €2 billion through the end of 2005. Furthermore, E.ON Energie has concluded put option agreements related to various acquisitions which allow other shareholders to exercise rights to sell their remaining stakes for an aggregate total of approximately €1.2 billion. In the Real Estate segment, Viterra has concluded a non-cancelable option agreement with the other shareholders of Deutschbau-Holding GmbH, Düsseldorf, Germany. This agreement requires Viterra to purchase part or all of the interests of those shareholders for €409 million, subject to certain adjustments. The agreement also includes a purchase option for Viterra. Neither option can be exercised until on or after September 30, 2007.

(27) Litigation and Claims

      Various legal actions, including lawsuits for product liability or for alleged price-fixing agreements, governmental investigations, proceedings and claims are pending or may be instituted or asserted in the future against the Company. Since litigation or claims are subject to numerous uncertainties, their outcome cannot be ascertained; however, in the opinion of management, the outcome of these matters will not have a material adverse effect upon the financial condition, results of operations or cash flows of the Company.

      In the wake of the various corporate restructurings of the past several years, shareholders have filed a number of claims (“Spruchstellenverfahren”). The claims contest the adequacy of share exchange ratios or cash settlements paid to former shareholders of the acquired companies. The claims impact the Company’s Energy, Chemicals and the former Distribution/ Logistics segments, as well as the VEBA-VIAG merger. Because the share exchange ratios and settlements were determined by outside experts and reviewed by independent auditors, E.ON believes that the exchange ratios and settlements are correct. In the Chemicals segment a provision of €120 million was provided for relating to the pending antitrust and civil court proceedings relating to alleged price-fixing agreements.

(28) Supplemental Disclosure of Cash Flow Information

      The following table provides supplemental disclosure of cash flow information:

€ in millions	2002	2001	2000

Cash paid during the year for
Interest, net of amounts capitalized	918	1,075	232
Income taxes, net of refunds	1,191	1,950	2,786
Non-cash investing and financing activities
Exchange and contribution of assets as part of acquisitions	167	—	—
Acquisition of Hein Gas (61.85%)	—	514	—
Merger of Degussa-Hüls and SKW	—	559	—
Merger of VEBA and VIAG	—	—	9,271
Contribution of Schmalbach Lubeca for shares of AV Packaging	—	—	290
Disposal of shares of Orange Communications	—	—	1,077
Acquisition of minority interest in E.ON Energie	—	—	612

      Cash provided by operating activities increased from €2.7 billion in 2001 to €3.7 billion in 2002 reflecting the Company’s focus on its core energy businesses.

      Reasons for the significant increase in operating cash flows include the continuation of cost management programs, a modest increase in German electricity prices and improvements in the management of working capital, as well as changes in the scope of consolidation.

      The significant increase in investments of €17.3 billion compared with the prior year resulted largely from the acquisition of Powergen, Ruhrgas shares and the retail business of TXU Europe. The investments were principally financed by proceeds from the sale of non-core businesses such as VEBA Oel, VAW and Stinnes, as well as from proceeds from new and existing debt programs, as well as from existing cash resources.

      Payments for acquisitions of subsidiaries during the current year amount to €12,758 million (2001: €3,387 million, 2000: €2,710 million). Liquid funds acquired herewith amount to €819 million (2001: €1,348 million; 2000: €238 million). These purchases resulted in assets amounting to €31,018 million (2001: €14,291 million; 2000: €5,264 million), as well as provisions and liabilities totaling €18,260 million (2001: €9,788 million; 2000: €2,749 million).

      The deconsolidation of shareholdings and business units resulting from divestments led to reductions of €20,900 million (2001: €6,912 million; 2000: €7,239 million) related to assets and €14,535 million (2001: €4,186 million; 2000: (€4,474 million) related to provisions and liabilities. Liquid funds divested herewith amounted to €1,373 million (2001: €188 million; 2000: €212 million).

      In 2001, cash flow from continuing operations increased to €2.7 billion (2000: €2.0 billion). It should be noted that due to tax payments in the amount of €1.8 billion in 2001 regarding profits garnered through the sale of non-core business activities, cash flow from operations was reduced. Cash flow from investing activities amounted to €11.8 billion in 2001, the increase was primarily related to the sale of Viag Interkom.

      In 2001, the Company had a positive cash flow of €14.5 billion from its operations and its investing activities. This cash was used to finance the Company’s treasury stock repurchase program (€3.5 billion), the dividend payment (€1.2 billion) of and to substantially reduce financial liabilities. Lastly, liquid funds rose from €8.5 billion to €12.1 billion.

(29) Derivative Financial Instruments

Strategy and Objectives

      During the normal course of business, the Company is exposed to foreign currency risk, interest rate risk, and commodity price risk. These risks create volatility in earnings, equity, and cash flows from period to period. The Company makes use of derivative instruments in various strategies to eliminate or limit these risks.

      The Company’s policy generally permits the use of derivatives if they are associated with underlying assets, forecasted transactions, or legally binding rights or obligations. Some companies in the E.ON Energie and Powergen divisions also engage in the proprietary trading of energy contracts within the risk management guidelines described below.

      E.ON AG has enacted general risk management guidelines for the use of derivative instruments which constitute a comprehensive framework for the Company. Each reporting unit has also adopted industry-specific risk management guidelines for commodities to manage the appropriate risks arising from their respective activities. The reporting units’ guidelines operate within the general risk management framework of E.ON AG. As part of the Company’s framework for interest rate and foreign currency risk management, an enterprise-wide reporting system is used to monitor each reporting unit’s exposures to these risks and their long-term and short-term financing needs. The creditworthiness of these counterparties is monitored on a regular basis.

      Energy trading activities are subject to the Company’s risk management guidelines. The reporting units involved in such activities enter into energy trading contracts for the following purposes: price risk management, system optimization, load balancing and margin improvement. Proprietary trading is only allowed within strict limits, which are established and monitored by a board independent from the trading operations. Limits used mainly include Value at Risk figures, as well as volume and credit limits. Additional key elements of the risk management are the clear division of duties between trading, settlement and control as well as a risk reporting independent from the trading.

      Hedge Accounting in accordance with SFAS 133 is used primarily for interest rate derivatives regarding hedges of long-term debts, for foreign currency derivatives regarding hedges of investments in foreign operations (“Hedge of a net investment in a foreign operation”) and long-term debts in foreign currency, and for commodities used to hedge forecasted cash flows from the planned sale of electricity.

Fair Value Hedges

      The Company generally seeks to maintain a desired level of floating-rate assets and debt. To this end, the Company uses interest rate and cross-currency interest rate swaps to manage interest rate and foreign currency risk arising from long-term loans and debt obligations denominated in euros and foreign currencies (principally USD and GBP). Gains and losses on these hedges are classified as other income or other expense. The ineffective portion of fair value hedges as of December 31, 2002, resulted in a gain of €1.3 million (2001: €4.2 million).

Cash Flow Hedges

      Interest rate and cross currency swaps are entered to hedge the interest rate risk arising from floating-rate debt issued by the Company and its reporting units. By using these swaps, the Company pursues its strategy to hedging payments in foreign currency and in euros from interest bearing long-term loans and debt obligations in the functional currency of the respective E.ON company by using cash flow hedge accounting. To reduce cash flow fluctuations due to the forecasted sale of electricity at variable spot prices futures and forward contracts are concluded and accounted for using cash flow hedge accounting.

      As of December 31, 2002, maturities of floating-rate debt designated as foreign currency cash flow hedges were up to 4 years (2001: 8 years) and up to 18 years (2001: 7 years) for interest rate cash flow hedges. Commodity cash flow hedges have maturities of up to 2 years.

      The amount of ineffectiveness for cash flow hedges recorded for the year ended December 31, 2002, was a loss of €0.1 million (2001: €6.9 million loss). For the year ended December 31, 2002, reclassifications from accumulated other comprehensive income for cash flow hedges resulted in a loss of €9.8 million (2001: €14.5 million loss). The Company estimates that reclassifications from accumulated other comprehensive income for cash flow hedges in the next twelve months will result in a loss of €162.2 million. Gains and losses are classified as other income or other expense.

Net Investment Hedges

      The Company uses foreign currency loans, forwards and currency swaps to protect the value of its investments in its foreign operations denominated in foreign currencies to an increasing extent. For the year ended December 31, 2002, the Company recorded a loss of €237.5 million (2001: €25.8 million loss) in the form of a cumulative translation adjustment (a component of accumulated other comprehensive income within stockholders’ equity) related to net investment hedges.

Valuation of Derivative Instruments

      The fair value of derivative instruments is sensitive to movements in underlying market rates and other relevant variables. The Company monitors the fair value of derivative instruments on a periodic basis. Fair values for each derivative financial instrument are determined as being equal to the price at which one party would assume the rights and duties of another party, and calculated using common market valuation methods with reference to available market data as of the balance sheet date.

      The following is a summary of the methods and assumptions for the valuation of utilized derivative financial instruments in the Consolidated Financial Statements.

•	Currency, electricity, gas, oil and coal forward contracts, as well as swaps, are valued separately at future rates or market prices as of the balance sheet date. The fair values of spot and forward contracts are based on spot prices that consider forward premiums or discounts from quoted prices in the relevant markets.

•	Market prices for currency, electricity and gas options are valued using standard option pricing models commonly used in the market. The fair value of caps, floors, and collars are determined on the basis of quoted market prices or on calculations based on option pricing models.

•	The fair values of existing instruments to hedge interest rate risk are determined by discounting future cash flows using market interest rates over the remaining term of the instrument. Discounted cash values are determined for interest rate and cross currency swaps for each individual transaction as of the balance sheet date. Interest exchange amounts are considered with an effect on current results at the date of payment or accrual. Fair values for interest rate options are determined on the basis of quoted market prices or on calculations based on option pricing models.

•	Exchange-traded energy future and option contracts are valued individually at daily settlement prices determined on the futures markets that are published by their respective clearing houses. Paid initial margins are disclosed under other assets. Variation margins received or paid during the term of such contracts are stated under other liabilities or other assets, respectively, and are accounted for with an impact on earnings at settlement or realization, respectively.

•	Certain long-term energy trading contracts are valued by the usage of valuation models which include average probabilities and take into account individual contract details and variables.

      The following tables summarize the fair and nominal value of the Company’s derivative instruments as of the dates indicated:

	Total volume of derivative financial instruments

	December 31, 2002		December 31, 2001
Total Volume of Foreign Currency and Interest Rate Derivatives
€ in millions	Nominal	Fair	Nominal	Fair
(Remaining maturities)	Value	value(1)	value	Value(1)

FX forward Transactions
Buy	4,486.9	(199.4)	2,095.4	35.3
Sell	8,605.8	317.5	2,935.9	(48.5)
FX currency options
Buy	313.2	(20.8)	896.4	7.2
Sell	—	—	28.6	1.7

Subtotal	13,405.9	97.3	5,956.3	(4.3)

Cross currency swaps
up to 1 year	162.8	18.4	67.0	(11.9)
1 year to 5 years	2,885.2	75.8	1,892.0	73.9
more than 5 years	5,810.9	21.3	211.8	(3.4)
Interest rate/ cross currency swaps
up to 1 year	51.1	(0.7)	253.4	37.8
1 year to 5 years	278.4	21.4	629.7	20.0
more than 5 years	—	—	—	—

Subtotal	9,188.4	136.2	3,053.9	116.4

Interest rate swaps
Fixed-rate payer
up to 1 year	545.9	(12.6)	118.7	(1.1)
1 year to 5 years	2,378.6	(85.2)	2,129.8	(25.3)
more than 5 years	1,173.8	(46.4)	319.7	(13.2)
Fixed-rate receiver
up to 1 year	559.1	7.5	56.8	0.2
1 year to 5 years	1,184.6	56.1	391.1	15.2
more than 5 years	1,368.9	78.1	128.4	3.3

Subtotal	7,210.9	(2.5)	3,144.5	(20.9)

Interest rate options
Buy up to 1 year	—	—	—	—
1 year to 5 years	218.4	0.2	253.2	(0.5)
more than 5 years	—	—	—	—
Sell up to 1 year
1 year to 5 years	218.4	(3.0)	36.3	(0.1)
more than 5 years	—	—	—	—

Subtotal	436.8	(2.8)	289.5	(0.6)

Total	30,242.0	228.2	12,444.2	90.6

(1)	Fair value deviation from nominal value.

      The above table does not include the figures related to discontinued operations, namely the amounts related to VAW as per December 31, 2001. The VAW nominal volume amount in the foreign exchange area is €1,369 million as per December 31, 2001 and the fair value amount was €(35.5) million as per December 31, 2001. The VAW nominal volume amount in the interest rate area amounted to €201 million as per December 31, 2001 and the fair value amount was €(4.3) million as per December 31, 2001. The above table includes both derivatives which qualify for SFAS 133 hedge accounting treatment and those that do not qualify.

      Due to the sale of VEBA Oel, oil-related financial derivatives with a nominal amount of €811.5 million and a fair value amount of €3.9 million at December 31, 2001 are not included in the figures above.

			thereof Trading
Total Volume of Electricity, Gas, Coal and	December 31, 2002		December 31, 2002		December 31, 2001
Oil Related Financial Derivatives
€ in millions	Nominal	Fair	Nominal	Fair	Nominal	Fair
(Remaining maturities)	value	value(1)	value	value(1)	value	value(1)

Electricity forwards/Energy contracts subject to EITF 98-10
up to 1 year	8,796.1	(159.1)	7,385.2	(124.2)	6,524.1	2.8
1 year to 3 years	2,044.8	(37.3)	1,435.0	(21.9)	1,184.4	1.6
4 years to 5 years	46.0	0.5	36.3	(0.4)	—	—
more than 5 years	16.0	0.1	—	—	—	—

Subtotal	10,902.9	(195.8)	8,856.5	(146.5)	7,708.5	4.4

Electricity swaps
up to 1 year	24.0	(24.2)	24.0	(24.2)	1,529.9	(26.4)
1 year to 3 years	17.8	(2.4)	17.8	(2.4)	799.3	(21.3)
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	41.8	(26.6)	41.8	(26.6)	2,329.2	(47.7)

Electricity options
up to 1 year	242.4	2.3	242.4	2.3	1,105.3	5.3
1 year to 3 years	239.6	(0.1)	232.5	0.5	33.3	3.4
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	482.0	2.2	474.9	2.8	1,138.6	8.7

Exchange traded electricity forwards
up to 1 year	2,760.4	(212.3)	2,105.4	204.0	108.5	(1.9)
1 year to 3 years	940.3	(54.2)	411.0	15.5	105.0	(0.5)
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	3,700.7	(266.5)	2,516.4	219.5	213.5	(2.4)

Exchange traded electricity options
up to 1 year	111.1	(2.7)	111.1	(2.7)	—	—
1 year to 3 years	313.0	(6.2)	295.8	(1.6)	—	—
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	424.1	(8.9)	406.9	(4.3)	—	—

Coal forwards and swaps
up to 1 year	37.9	3.6	—	—	8.9	(0.2)
1 year to 3 years	38.7	0.6	—	—	—	—
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	76.6	4.2	—	—	8.9	(0.2)

Oil derivatives
up to 1 year	167.2	9.5	—	—	—	—
1 year to 3 years	51.2	0.4	—	—	—	—
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	218.4	9.9	—	—	—	—

			thereof Trading
Total Volume of Electricity, Gas, Coal and	December 31, 2002		December 31, 2002		December 31, 2001
Oil Related Financial Derivatives
€ in millions	Nominal	Fair	Nominal	Fair	Nominal	Fair
(Remaining maturities)	value	value(1)	value	value(1)	value	value(1)

Gas forwards
up to 1 year	3,290.4	1.9	3,290.4	1.9	—	—
1 year to 3 years	1,047.9	(4.1)	1,047.9	(4.1)	—	—
4 years to 5 years	42.3	0.2	42.3	0.2	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	4,380.6	(2.0)	4,380.6	(2.0)	—	—

Gas swaps
up to 1 year	146.4	7.2	4.6	0.2	31.7	(2.3)
1 year to 3 years	52.5	(4.1)	—	—	—	—
4 years to 5 years	26.1	(2.3)	—	—	—	—
more than 5 years	18.4	(1.2)	—	—	—	—

Subtotal	243.4	(0.4)	4.6	0.2	31.7	(2.3)

Gas options
up to 1 year	31.7	2.9	19.0	2.4	—	—
1 year to 3 years	—	—	—	—	—	—
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	31.7	2.9	19.0	2.4	—	—

Total	20,502.2	(481.0)	16,700.7	45.5	11,430.4	(39.5)

      The above table does not include the figures related to discontinued operations, namely the amounts related to VAW as per December 31, 2001. The VAW nominal volume amount in the commodity area is €1,449 million as per December 31, 2001 and the fair value amount was €(1.1) million as per December 31, 2001.

Counterparty Risk From the Use of Derivative Financial Instruments

      The Company is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, the Company’s credit risk will equal the positive fair value in a derivative. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

      In order to minimize the credit risk in derivative instruments, the Company enters into transactions with high quality counterparties which include financial institutions, commodities exchanges, energy distributors and broker-dealers that satisfy the Company’s established credit approval criteria. Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be offset. Exchange traded electricity forward and option contracts with a nominal value of €4,125 million as of December 31, 2002, bear no counterparty risk. The credit ratings of all derivative counterparties are reviewed on a regular basis using the Company’s established credit approval criteria. The reporting units involved in electricity-, gas-, coal and oil-related derivatives also perform thorough credit checks and monitor counterparties’ creditworthiness on a regular basis. In exceptional cases, collateral is required.

      In summary, as of December 31, 2002, the Company’s derivative financial instruments had the following credit structure and lifetime. The netting of transactions with positive and negative outstanding fair values is not shown in the table below.

	Total		Up to 1 Year		1 to 5 Years		More then 5 Years

Rating of Counterparties		Counter-		Counter-		Counter-		Counter-
Standard & Poor’s and/or Moody’s	Nominal	party	Nominal	party	Nominal	party	Nominal	party
€ in millions	Value	Risk(2)	Value	Risk(2)	Value	Risk(2)	Value	Risk(2)

AAA and Aaa	1,996.7	43.4	1,069.8	24.0	826.9	19.3	100.0	0.1
AA+ and Aaa or AAA and Aa1 through AA- and Aa3	19,296.2	594.5	7,728.3	156.0	4,143.9	75.2	7,424.0	363.3
AA- and A1 or A+ and Aa3 through A or A2	13,952.8	349.8	9,490.3	261.9	3,712.5	83.7	750.0	4.2
Other(1)	11,373.7	207.2	8,714.4	162.5	2,545.3	44.0	114.0	0.7

Total	46,619.4	1,194.9	27,002.8	604.4	11,228.6	222.2	8,388.0	368.3

(1)	In addition, other mainly includes domestic counterparties which are not rated by either Standard & Poor’s and/or Moody’s.

(2)	Counterparty risk is calculated as the sum of positive fair values without netting negative results.

(30) Non-Derivative Financial Instruments

      The Company estimates the fair value of its non-derivative financial instruments using available market information and appropriate valuation methodologies. The interpretation of market data to generate estimates of fair value requires considerable judgment. Accordingly, the estimates are not necessarily indicative of the amounts the Company would realize for its non-derivative financial instruments under current market conditions.

      The estimated fair value of non-derivative financial instruments at December 31, 2002 and 2001, is summarized as follows:

	December 31, 2002		December 31, 2001

	Book	Fair	Book	Fair
€ in millions	value	value	value	value

Assets
Loans	2,048	2,052	2,798	2,833
Securities	8,587	8,587	9,755	10,459
Financial receivables and other financial assets	1,847	1,847	1,444	1,444
Cash and cash equivalents and other liquid funds	1,317	1,317	4,080	4,080

Total	13,799	13,803	18,077	18,816

Liabilities
Financial liabilities	24,850	25,352	16,089	16,059

      The Company used the following methods and assumptions to estimate the fair value of each class of financial instruments whose value it is practicable to estimate:

      The carrying value of cash and cash equivalents is a reasonable estimate of their fair value. The Company calculates the fair value of loans and other financial instruments by discounting the future cash flows by the current interest rate for comparable instruments. The fair value of funds and non-marketable securities is based on their quoted market prices or other appropriate valuation techniques.

      Fair values for financial liabilities are estimated by discounting expected cash flows, using market interest rates currently available for debt with similar terms and remaining maturities. The carrying value of commercial paper and borrowings under revolving credit facilities is assumed to approximate fair value due to the short maturities of these instruments.

      The Company believes that the overall credit risk related to its non-derivative financial instruments is insignificant.

(31) Segment Information

      The reportable segments are presented in line with the Company’s internal organizational and reporting structure based on products and services. The key businesses are Energy, Chemicals, and Real Estate. The Company’s core energy business consists of two segments, E.ON Energie and Powergen. The Other/ Consolidation segment comprises the Company’s remaining shareholdings, E.ON AG, and effects from consolidation.

Reportable Segments in 2002

•	E.ON Energie was formed on July 14, 2000, by the PreussenElektra-Bayernwerk merger. E.ON Energie supplies electricity and gas and related services in Continental Europe, including Scandinavia.

•	The takeover of Powergen was completed on July 1, 2002. Powergen operates as a fully integrated energy service provider, in the U.K. as Powergen UK and in the U.S. as LG&E Energy. TXU’s U.K. retail business acquired on October 21, 2002, is an integral part of Powergen UK. Powergen became a fully consolidated E.ON division on July 1, 2002.

•	The Chemicals division consists of Degussa, which was formed on February 9, 2001, by the merger of two specialty chemicals companies, Degussa-Hüls and SKW Trostberg. The Company has initiated the disposal of Degussa consistent with its strategy of focusing on its core energy business. Note 33 provides more information about the disposal.

•	Real Estate consists of Viterra, which realigned its strategy in 2002. Viterra now concentrates on the core business of residential real estate and on the start-up business of real estate development. Viterra intends to withdraw from its other businesses.

Changes in the Reporting Structure

      The E.ON Group’s reporting structure has changed compared with the prior year.

      The Company’s telecommunications activities, which in the prior year were reported as a separate segment, comprise Connect Austria and Bouygues Telecom, both wireless communications companies. In early 2003, E.ON reached an agreement to dispose of its interest in Bouygues Telecom. Furthermore, E.ON has accounted for Connect Austria at equity since January 1, 2002. For these reasons, the Company considers its telecommunication activities to be of minor significance and reports them under Other/ Consolidation.

      The Distribution/ Logistics segment ceased to exist in September 2002 with the sale of Stinnes. Klöckner & Co., which was also reported in this segment, was sold in October 2001 and is therefore included in the Other/ Consolidation segment until the date of its disposal.

      The Company’s discontinued operations encompass the following segments and partial entities:

      VEBA Oel, Stinnes, VAW, and MEMC; the following Chemicals business units: Gelatin, SKW Piesteritz, Persulfate, Textile Additives, Viatris, Degussa Bank and Zentaris; and Real Estate’s Energy Services business unit. Please see Note 4 for further details on these changes in the reporting structure.

      The segments’ sales, earnings, and investment figures for 2002 and 2001 have been adjusted for the affects of discontinued operations.

      Pursuant to SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer periodically amortized. The prior-year figures in the Company’s segment reporting were not adjusted for effects resulting from the application of SFAS 142.

      Segment information by division for periods indicated are as follows:

	E.ON Energie			Powergen			Chemicals

€ in millions	2002	2001	2000	2002	2001	2000	2002	2001	2000

External sales	19,481	16,178	10,977	4,476	—	—	11,745	16,269	17,309
Intersegment sales	37	49	50	—	—	—	20	68	126

Total sales	19,518	16,227	11,027	4,476	—	—	11,765	16,337	17,435

Depreciation, amortization and write-downs	1,632	1,989	1,615	307	—	—	811	1,134	982
Interest expense, net	(292)	(68)	37	(130)	—	—	(281)	(360)	(282)
Internal operating profit	2,855	1,971	1,099	329	—	—	655	507	580
Thereof earnings from companies accounted for at equity	461	415	463	44	—	—	38	39	19
Investments	6,140	4,027	3,356	3,094	—	—	1,114	2,042	1,612
Companies accounted for at equity	880	755	458	—	—	—	6	2	48
Other financial assets	3,641	2,209	2,057	2,546	—	—	107	691	559
Other fixed assets	1,619	1,063	841	548	—	—	1,001	1,349	1,005

Total assets(1)	59,744	54,903	57,244	22,383	—	—	15,185	18,127	19,158

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Real Estate			Other/Consolidation			Total

€ in millions	2002	2001	2000	2002	2001	2000	2002	2001	2000

External sales	1,216	852	923	141	3,974	9,888	37,059	37,273	39,097
Intersegment sales	10	23	24	(67)	(140)	(200)	—	—	—

Total sales	1,226	875	947	74	3,834	9,688	37,059	37,273	39,097

Depreciation, amortization and write-downs	175	116	117	23	190	562	2,948	3,429	3,276
Interest expense, net	(184)	(101)	(84)	45	(9)	(270)	(842)	(538)	(559)
Internal operating profit	203	154	132	(152)	50	(207)	3,890	2,682	1,604
Thereof earnings from companies accounted for at equity	2	10	2	58	301	(155)	603	765	329
Investments	386	127	427	13,448	713	5,155	24,182	6,909	10,550
Companies accounted for at equity	—	—	2	94	—	404	980	757	912
Other financial assets	276	38	40	13,385	381	4,291	19,955	3,319	6,947
Other fixed assets	110	89	385	(31)	332	460	3,247	2,833	2,691

Total assets(1)	6,814	4,716	4,074	8,939	23,913	25,739	113,065	101,659	106,215

(1)	For 2001, E.ON’s total assets include the total assets of VAW aluminum, VEBA Oel and Stinnes, which are included in the column Other/Consolidation.

      Internal operating profit is the key figure at E.ON in terms of management control, and serves as an indicator of a business’s earnings power. Internal operating profit is an adjusted figure derived from income from continuing operations before income taxes and minority interests. The adjustments include net book gains and net book losses from disposals, restructuring expenses, and other non-operating earnings of an extraordinary nature.

      The reconciliation of internal operating profit to income/(loss) from continuing operations before income taxes and minority interests is as follows:

€ in millions	2002	2001	2000

Internal operating profit	3,890	2,682	1,604
Net book gains	1,078	890	4,582
Cost-management and restructuring expenses	(331)	(325)	(317)
Other non-operating results	(5,341)	(563)	(692)

Income/(loss) from continuing operations before income taxes and minority interests	(704)	2,684	5,177

      In 2002, net book gains result primarily from the sale of Schmalbach-Lubeca (€558 million) and the Company’s shares in STEAG (€173 million). Additional book gains in the amount of approximately €440 million were reported at E.ON Energie, principally from the break-up of Rhenag and the disposition of shares in Sydkraft and Watt.

      Book gains were partially offset by net book losses, primarily on the sale of securities at E.ON Energie (€182 million) and of the Company’s shares in Orange (€103 million).

      Restructuring and cost-management expenses in 2002 were recorded mainly in the Chemicals segment in connection with the best@chem performance improvement program (€189 million) and for power station closures at Powergen (€58 million). The expenses related to the phasing out of Viterra’s business of developing one and two-family houses reduced earnings by €63 million.

      The substantially higher loss recorded under other non-operating earnings is mainly attributable to an impairment charge of approximately €2.4 billion on the goodwill stemming from the Powergen acquisition.

      The weak stock market made it necessary to make additional write-downs. A valuation adjustment in the amount of €624 million was made on the Company’s HypoVereinsbank shares. This write-down is in addition to the valuation adjustment of roughly €1.2 billion already recognized at June 30, 2002. Market developments necessitated valuation adjustments in the amount of €500 million on other securities held by the Company.

      Furthermore, the required market valuation of certain energy derivatives resulted in unrealized expenses in the amount of €188 million. The main cause of the write-down was the sharp increase in electricity prices on the Nordpool power exchange in late 2002. This reduced the value of energy derivatives used to hedge the prices of future electricity output. However, the Company’s margin is locked in and will be realized when the underlying transactions and the corresponding hedges are realized.

      Other non-operating earnings also include expenses of €140 million relating to Degussa’s antitrust proceedings and tax-related interest expense of €135 million.

      For purposes of internal analysis, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

      In 2002, net other non-operating interest income (expense) primarily reflects tax-related interest expense.

€ in millions	2002	2001	2000

Interest and similar expenses (net)	(396)	(74)	49
Non-operating interest income (net)(1)	184	(16)	(126)
Interest income of long-term provisions	(630)	(448)	(522)

Interest expense (net) charged against internal operating profit	(842)	(538)	(599)

(1)	This figure is calculated by adding interest expense and subtracting interest income.

Geographic Segmentation

      The following table details external sales (by destination and by operation) and internal operating profit and long-lived assets information by geographic area for the years ended December 31.

			Europe
			(Eurozone
			excluding	Europe		Rest of
€ in millions		Germany	Germany)	(Other)	USA	World	Total

External Sales
By Destination	2002	20,596	3,198	6,710	3,903	2,652	37,059
	2001	18,134	6,199	4,403	4,999	3,538	37,273
	2000	16,800	5,516	3,866	8,789	4,126	39,097
By Operation	2002	23,206	1,993	6,311	4,060	1,489	37,059
	2001	23,441	3,625	3,263	4,938	2,006	37,273
	2000	22,091	3,153	3,832	7,465	2,556	39,097
Internal Operating Profit	2002	2,571	160	729	284	146	3,890
	2001	2,291	(114)	325	136	44	2,682
	2000	1,226	85	17	111	165	1,604
Long-lived Assets	2002	23,463	1,379	11,708	4,941	498	41,989
	2001	21,006	2,659	7,733	1,613	1,275	34,286
	2000	19,450	3,383	1,415	2,779	1,817	28,844

Information on Major Customers

      E.ON’s customer structure in 2002 and 2001 did not result in any major concentration in any given geographical region or business area other than Germany. Due to the high volume of the Company’s customers and the variety of its business activities, there are no individual customers whose business volume is material compared with the Company’s total business volume.

(32) Compensation of Supervisory Board and Board of Management

Supervisory Board

      Provided that E.ON’s shareholders approve the proposed dividend at the Annual Shareholders Meeting on April 30, 2003, total remuneration to members of the Supervisory Board will be €2.6 million (2001: €2.4 million). Of this total, €0.7 million (2001: €0.7 million) consists of fixed compensation (including compensation for duties performed at subsidiaries and attendance fees) and €1.9 million (2001: €1.7 million) of variable compensation.

      Pursuant to E.ON AG’s Articles of Association, members of the Supervisory Board receive an annual fixed fee of €10,000 and are reimbursed each fiscal year for their meeting-related expenses, including reimbursement for the VAT on their remuneration. Members of the Supervisory Board also receive an attendance fee of €1,000 per meeting. In addition, members of the Supervisory Board receive an annual variable fee of €1,250 for each percentage point by which the dividend paid to shareholders exceeds 4 percent of the Company’s capital stock. The Chairman of the Supervisory Board receives three times the above-mentioned fees, the Deputy Chairman receives double the above-mentioned fees, and each member of a committee receives one-and-a-half times the above-mentioned fees.

      Members of the Supervisory Board who serve less than the entire financial year owing to a change in the Board’s composition receive the above-mentioned fees on a proportionate basis. There were no loans to members of the Supervisory Board in the 2002 financial year.

      The members of the Supervisory Board are listed in “Item 6: Directors, Senior Management and Employees.”

Board of Management

      Total remuneration to members of the Board of Management was €10.5 million (2001: €8.8 million; 2000: €13 million). Of this total, €4.6 million (2001: €4.0 million) consisted of fixed compensation, including compensation for duties performed at subsidiaries as well as monetary benefits and other compensation. Variable compensation of €5.2 million (2001: €4.8 million) reflects the performance-related bonus members of the Board of Management would receive based on the proposed dividend of €1.75 (2001: €1.60) per E.ON ordinary share. Total remuneration also includes gains totaling €0.7 million (2001: €0 million) from the exercise of 124,750 SARs from the first and second tranche.

      In early 2002, members of the Board of Management received a total of 260,000 (2001: 162,500) SARs. These SARs were part of the fourth tranche of the SAR plan described on pages F-33 and F-34. On the balance sheet date, the SARs of all tranches had a hypothetical exercise value of zero because the E.ON share price ended the year markedly below the strike prices of the respective tranches.

      Total payments to retired members of the Board of Management and their beneficiaries were €4.9 million (2001: €5.6 million). Provisions of €53.9 million (2001: €67.7 million) have been provided for the pension obligations to retired members of the Board of Management and their beneficiaries.

      There were no loans to members of the Board of Management in the 2002 financial year.

      The members of the Board of Management are listed in “Item 6: Directors, Senior Management and Employees.”

(33) Subsequent Events

      In January 2003, E.ON concluded an agreement to sell its nearly 16 percent shareholding in Bouygues Telecom, the third largest cellular phone network company in France. The Bouygues Group will purchase the shares in two tranches for approximately €1.1 billion, including approximately €140 million in shareholder loans. In the first step, Bouygues Group will acquire from E.ON a 5.8 percent stake in Bouygues Telecom for approximately €400 million. In the second step, Bouygues Group has a call option to purchase the remaining 10.1 percent shareholding between April 2003 and October 2005. If Bouygues Group does not exercise its option, E.ON has a put option to sell the 10.1 percent stake to Bouygues Group between October 2005 and February 2007. Both options have an exercise price of approximately €670 million. From the date on which the first step is completed, E.ON will also receive interest at market rates on the exercise price of the second step. E.ON will post a net book gain of about €800 million on the transaction; thereof approximately €300 million will be realized in 2003 as part of the first step of the transaction.

      On January 31, 2003, E.ON reached an out-of-court settlement with nine companies that had filed appeals in the State Court of Appeals in Düsseldorf against the ministerial approval of the Ruhrgas takeover. All appeals were withdrawn. E.ON completed its acquisition of RAG’s Bergemann shares on the same day. By mid-February 2003, the Company had acquired approximately 60 percent of the shares in Ruhrgas. Under the terms of the ministerial approval, E.ON Energie is required to dispose of its 5.3 percent stake in VNG AG (“VNG”), Leipzig, Germany, its 27.4 percent stake in EWE Aktiengesellschaft, Oldenburg, Germany, its 22.0 percent stake in swb AG (“swb”), Bremen, Germany, its 80.5 percent stake in Gelsenwasser, and its 22.0 percent stake in Bayerngas GmbH (“Bayerngas”), Munich, Germany. In addition, Ruhrgas is required to dispose of its 36.8 percent stake in VNG, its 11.3 percent stake in swb and its 22.0 percent stake in Bayerngas.

      As part of the out-of-court settlement, E.ON reached an agreement with Fortum and EnBW to exchange shareholdings in and outside Germany and will acquire an interest in Concord Power.

      In addition, E.ON reached individual agreements with Stawag, Stadtwerke Rosenheim, Trianel, Ampere, Concord Power, GGEW, and Ares. These agreements are based on electricity and gas supply contracts, the disposal of assets and shareholdings, marketing support, and other financial payments. The agreements are currently being reviewed by Germany’s antitrust regulator.

      In June 2002, RAG tendered a cash offer of €38 per Degussa share to all Degussa shareholders. The offer was accepted by most of the outstanding Degussa shareholders, as well as E.ON which accepted 18.08 percent. The offer was contingent on E.ON’s acquisition of the shares of Bergemann and hence indirectly on the investment of RAG in Ruhrgas shares by January 31, 2003. All conditions of the deal were met on time, and the takeover offer took effect on January 31, 2003. RAG now owns 46.48 percent of Degussa’s stock. E.ON currently also owns shares in Degussa in the same amount. The remaining 7.04 percent is widely held. In a second step to the transaction, RAG will acquire additional Degussa shares from E.ON on May 31, 2004, in order to increase its stake to 50.1 percent.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2003

E.ON AG

By:	/s/ DR. ERHARD SCHIPPOREIT

Dr. Erhard Schipporeit
Member of the Board of Management and
Chief Financial Officer

/s/ MICHAEL C. WILHELM

Michael C. Wilhelm
Senior Vice President Accounting

CERTIFICATIONS

I, Ulrich Harmann, certify that:

1.	I have reviewed this annual report on Form 20-F of E.ON AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (“the Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function: a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

/s/ ULRICH HARTMANN

Ulrich Hartmann
(Co-Chief Executive Officer)

Date: March 19, 2003

I, Prof. Dr. Wilhelm Simson, certify that:

1.	I have reviewed this annual report on Form 20-F of E.ON AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (“the Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function: a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

/s/ PROF. DR. WILHELM SIMSON

Prof. Dr. Wilhelm Simson
(Co-Chief Executive Officer)

Date: March 19, 2003

I, Dr. Erhard Schipporeit, certify that:

1.	I have reviewed this annual report on Form 20-F of E.ON AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (“the Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function: a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

/s/ DR. ERHARD SCHIPPOREIT

Dr. Erhard Schipporeit
(Chief Financial Officer)

Date: March 19, 2003