Form 20-F
period 2003-12-31
E ON AG
filed 2004-03-25
CIK 1136808

As filed with the Securities and Exchange Commission on March 25, 2004.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003
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

     As of December 31, 2003, 656,026,401 outstanding Ordinary Shares with no par value.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑  No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☑

*	Not for trading, but only in connection with the registration of American Depositary Shares.

      As used in this annual report,

•	“E.ON,” the “Company,” the “E.ON Group” or the “Group” refers to E.ON AG and its consolidated subsidiaries.

•	“VEBA” refers to VEBA AG and its consolidated subsidiaries prior to its merger with VIAG AG and the name change from VEBA AG to E.ON AG. “VIAG” or the “VIAG Group” refers to VIAG AG and its consolidated subsidiaries prior to its merger with VEBA.

•	“PreussenElektra” refers to PreussenElektra AG and its consolidated subsidiaries and “Bayernwerk” refers to Bayernwerk AG and its consolidated subsidiaries, which merged to form E.ON’s German and continental European energy business in the E.ON Energie division consisting of E.ON Energie AG and its consolidated subsidiaries (“E.ON Energie”).

•	“Ruhrgas” refers to Ruhrgas AG and its consolidated subsidiaries, which collectively comprise E.ON’s gas business in the Ruhrgas division.

•	“Powergen” refers to Powergen Limited and its consolidated subsidiaries and “LG&E Energy” refers to LG&E Energy LLC and its consolidated subsidiaries, which collectively comprise E.ON’s U.K. and U.S. energy business in the Powergen division.

•	“Real Estate” refers to Viterra AG and its consolidated subsidiaries (“Viterra”), which collectively comprise E.ON’s real estate business in the Viterra division.

•	“Degussa-Hüls” refers to Degussa-Hüls AG and its consolidated subsidiaries and “SKW Trostberg” refers to SKW Trostberg AG and its consolidated subsidiaries, which merged to form E.ON’s chemicals business in the Degussa division consisting of Degussa AG and its consolidated subsidiaries (“Degussa”).

•	“VIAG Telecom” refers to VIAG Telecom Beteiligungs GmbH and its consolidated subsidiaries, which with E.ON Telecom GmbH and its consolidated subsidiaries collectively comprised E.ON’s telecommunications division.

•	“VEBA Oel” refers to VEBA Oel AG and its consolidated subsidiaries, which collectively comprised E.ON’s oil division.

•	“Distribution/ Logistics” refers to Stinnes AG and its consolidated subsidiaries (“Stinnes”), which collectively comprised E.ON’s distribution/ logistics division.

•	“Aluminum” refers to VAW aluminium AG and its consolidated subsidiaries (“VAW”), which collectively comprised E.ON’s aluminum division.

•	“Silicon Wafers” refers to MEMC Electronic Materials, Inc. and its consolidated subsidiaries (“MEMC”), which collectively comprised E.ON’s silicon wafers division.

      Unless otherwise indicated, all amounts in this annual report are expressed in European Union euros (“euros” or “EUR” or “€”), United States dollars (“U.S. dollars” or “dollars” or “$”) or British pounds (“GBP”). Beginning in 1999, the reporting currency is the euro. Amounts formerly stated in German marks (“marks” or “DM”) have been translated into euro using the fixed rate of DM 1.95583 per €1.00. Amounts stated in dollars, unless otherwise indicated, have been translated from euros at an assumed rate solely for convenience and should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise stated, such dollar amounts have been translated from euros at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003, which was $1.2597 per €1.00. Such rate may differ from the actual rates used in the preparation of the consolidated financial statements of E.ON as of December 31, 2003, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2003, included in Item 18 of this annual report (the “Consolidated Financial Statements”), which are expressed in euros, and, accordingly, dollar amounts appearing in this annual report may differ from the actual dollar amounts that were translated into euros in the preparation of such financial statements. For information regarding recent rates of exchange, see “Item 3. Key Information — Exchange Rates.”

      Beginning in 2000, E.ON has prepared its financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Formerly, the Company prepared its financial statements in accordance with generally accepted accounting principles in Germany (“German GAAP”) as prescribed by the German Commercial Code (Handelsgesetzbuch, the “Commercial Code”) and the German Stock Corporation Act (Aktiengesetz, the “Stock Corporation Act”). In connection with the change to U.S. GAAP, E.ON’s financial statements for prior fiscal years have been restated according to U.S. GAAP. Sales and internal operating profit presented in this annual report for each of E.ON’s divisions are based on the consolidated accounts of the E.ON Group as shown in Note 31 (Segment Information) of the Notes to Consolidated Financial Statements under the captions “External sales” and “Internal operating profit.” “Internal operating profit” is the measure pursuant to which the Group has evaluated the performance of its segments and allocated resources to them during the period covered by this annual report. Internal operating profit is equivalent to income from continuing operations before income taxes, adjusted to exclude material, non-operating income and expenses that are non-recurring or infrequent in nature. These adjustments primarily include net book gains resulting from large divestitures, as well as restructuring expenses. E.ON uses internal operating profit as its segment reporting measure in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). However, on a consolidated Group basis internal operating profit is considered a non-GAAP measure that must be reconciled to the most directly comparable GAAP measure. For a reconciliation of Group internal operating profit to net income for each of 2001, 2002 and 2003, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Business Segment Information.”

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
HISTORY AND DEVELOPMENT OF THE COMPANY
VEBA-VIAG MERGER
GROUP STRATEGY
POWERGEN ACQUISITION
RUHRGAS ACQUISITION
OTHER SIGNIFICANT EVENTS
CAPITAL EXPENDITURES
BUSINESS OVERVIEW
INTRODUCTION
E.ON ENERGIE
RUHRGAS
POWERGEN
VITERRA
DEGUSSA
DISCONTINUED OPERATIONS
OPERATING ENVIRONMENT
ECONOMIC BACKGROUND
RISK MANAGEMENT
ENVIRONMENTAL MATTERS
ORGANIZATIONAL STRUCTURE
PROPERTY, PLANTS AND EQUIPMENT
GENERAL
PRODUCTION FACILITIES
INTERNAL CONTROLS
Item 5. Operating and Financial Review and Prospects.
OVERVIEW
ACQUISITIONS AND DISPOSITIONS
CRITICAL ACCOUNTING POLICIES
NEW ACCOUNTING PRONOUNCEMENTS
RESULTS OF OPERATIONS
BUSINESS SEGMENT INFORMATION
YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002
YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001
INFLATION
EXCHANGE RATE EXPOSURE AND CURRENCY RISK MANAGEMENT
LIQUIDITY AND CAPITAL RESOURCES
RESEARCH AND DEVELOPMENT
TREND INFORMATION
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
Item 6. Directors, Senior Management and Employees.
Item 7. Major Shareholders and Related Party Transactions.
Item 8. Financial Information.
CONSOLIDATED FINANCIAL STATEMENTS
LEGAL PROCEEDINGS
DIVIDEND POLICY
SIGNIFICANT CHANGES
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
Item 12. Description of Securities other than Equity Securities.
PART II
Item 13. Defaults, Arrearages and Delinquencies.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Item 15. Controls and Procedures.
Item 16A. Audit Committee Financial Expert.
Item 16B. Code of Ethics.
Item 16C. Principal Accountant Fees and Services.
PART III
Item 17. Financial Statements.
Item 18. Financial Statements.
Item 19. Exhibits.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
Articles of Association
302 Certification of Chief Executive Officer
302 Certification of Chief Financial Officer
906 Certification of CEO & CFO

PART I

Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
	SELECTED FINANCIAL DATA	1
	DIVIDENDS	2
	EXCHANGE RATES	3
	RISK FACTORS	4
Item 4.	Information on the Company	12
	HISTORY AND DEVELOPMENT OF THE COMPANY	12
	VEBA-VIAG MERGER	12
	GROUP STRATEGY	13
	POWERGEN ACQUISITION	16
	RUHRGAS ACQUISITION	17
	OTHER SIGNIFICANT EVENTS	20
	CAPITAL EXPENDITURES	21
	BUSINESS OVERVIEW	21
	INTRODUCTION	21
	E.ON ENERGIE	24
	RUHRGAS	53
	POWERGEN	72
	VITERRA	94
	DEGUSSA	95
	DISCONTINUED OPERATIONS	98
	OPERATING ENVIRONMENT	100
	ECONOMIC BACKGROUND	101
	RISK MANAGEMENT	103
	ENVIRONMENTAL MATTERS	104
	ORGANIZATIONAL STRUCTURE	105
	PROPERTY, PLANTS AND EQUIPMENT	105
	GENERAL	105
	PRODUCTION FACILITIES	105
	INTERNAL CONTROLS	106
Item 5.	Operating and Financial Review and Prospects	107
	OVERVIEW	107
	ACQUISITIONS AND DISPOSITIONS	109
	CRITICAL ACCOUNTING POLICIES	115
	NEW ACCOUNTING PRONOUNCEMENTS	118
	RESULTS OF OPERATIONS	118
	BUSINESS SEGMENT INFORMATION	119
	YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002	120
	YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001	128
	INFLATION	134
	EXCHANGE RATE EXPOSURE AND CURRENCY RISK MANAGEMENT	134
	LIQUIDITY AND CAPITAL RESOURCES	135
	RESEARCH AND DEVELOPMENT	140
	TREND INFORMATION	140

i

	OFF-BALANCE SHEET ARRANGEMENTS	140
	CONTRACTUAL OBLIGATIONS	142
Item 6.	Directors, Senior Management and Employees	143
Item 7.	Major Shareholders and Related Party Transactions	152
Item 8.	Financial Information	153
	CONSOLIDATED FINANCIAL STATEMENTS	153
	LEGAL PROCEEDINGS	153
	DIVIDEND POLICY	153
	SIGNIFICANT CHANGES	154
Item 9.	The Offer and Listing	154
Item 10.	Additional Information	157
	MEMORANDUM AND ARTICLES OF ASSOCIATION	157
	MATERIAL CONTRACTS	168
	EXCHANGE CONTROLS	168
	TAXATION	169
	DOCUMENTS ON DISPLAY	173
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	173
Item 12.	Description of Securities other than Equity Securities	178
PART II
Item 13.	Defaults, Arrearages and Delinquencies	178
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	178
Item 15.	Controls and Procedures	178
Item 16A.	Audit Committee Financial Expert	178
Item 16B.	Code of Ethics	178
Item 16C.	Principal Accountant Fees and Services	178
PART III
Item 17.	Financial Statements	180
Item 18.	Financial Statements	180
Item 19.	Exhibits	181

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

      Not applicable.

Item 2. Offer Statistics and Expected Timetable.

      Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

      The selected financial data presented below in accordance with U.S. GAAP as of and for each of the years in the five-year period ended December 31, 2003 have been excerpted from or are derived from the Consolidated Financial Statements of E.ON as of and for the period ended December 31, 2003, 2002, 2001 and 2000, respectively, and of VEBA as of and for the period ended December 31, 1999.

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

	Year Ended December 31,

	2003(1)	2003	2002	2001	2000	1999

	(in millions, except share amounts)
Statement of Income Data:
Sales	$58,405	€46,364	€36,624	€36,886	€38,374	€25,238
Sales excluding electricity and natural gas taxes(2)	53,589	42,541	35,691	36,192	38,385	24,097
Income/(Loss) from continuing operations before income taxes	6,976	5,538	(759)	2,629	5,095	3,977
Income/(Loss) from continuing operations after income taxes(3)	5,560	4,414	(97)	2,581	3,328	3,044
Income/(Loss) from continuing operations	4,976	3,950	(720)	2,129	2,939	2,918
Income/(Loss) from discontinued operations(4)	1,432	1,137	3,306	(55)	628	73
Net income	5,854	4,647	2,777	2,048	3,570	2,991
Basic earnings/(Loss) per share from continuing operations	7.61	6.04	(1.10)	3.15	4.74	5.80
Basic earnings (Loss) per share from discontinued operations, net(4)	2.19	1.74	5.07	(0.08)	1.01	0.15
Basic earnings per share from net income(5)	8.95	7.11	4.26	3.03	5.75	5.95

	Year Ended December 31,

	2003(1)	2003	2002	2001	2000	1999

	(in millions, except share amounts)
Balance Sheet Data:
Total assets	$140,897	€111,850	€113,503	€101,659	€106,215	€56,219
Long-term financial liabilities	18,749	14,884	17,576	9,308	7,611	3,630
Stockholders’ equity(6)	37,506	29,774	25,653	24,462	28,033	15,813
Number of authorized shares		692,000,000	692,000,000	692,000,000	763,298,875	502,797,780

(1)	Amounts in this column are unaudited and have been translated solely for the convenience of the reader at an exchange rate of $1.2597 = €1.00, the Noon Buying Rate on December 31, 2003.

(2)	As of April 1, 1999, German law requires the seller of electricity to collect electricity taxes and remit such amounts to tax authorities. German law also requires the seller of natural gas to collect and remit natural gas taxes to tax authorities.

(3)	Before minority interest of €464 million for 2003, as compared with €623 million, €452 million, €389 million and €126 million for 2002, 2001, 2000 and 1999, respectively.

(4)	For more details, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(5)	Includes earnings per share from the first-time application of new U.S. GAAP standards of €(0.67), €0.29 and €(0.04) for 2003, 2002 and 2001, respectively.

(6)	After minority interests.

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

	Dividends Paid
	per Ordinary
	Share with no
	par value

Year Ended December 31,	€	$(1)

1999	1.25	1.16
2000	1.35	1.18
2001	1.60	1.49
2002	1.75	1.96
2003(2)	2.00	2.52

(1)	Translated into dollars at the Noon Buying Rate on the dividend payment date, which typically occurred during the second quarter of the following year, except for the 2003 amount, which has been translated at the Noon Buying Rate on December 31, 2003.

(2)	The dividend amount for the year ended December 31, 2003 is the amount proposed by E.ON’s Supervisory Board and Board of Management and has not yet been approved by its stockholders. Prior to the payment of the dividends, a resolution approving such amount must be passed by E.ON’s stockholders at the annual general meeting to be held on April 28, 2004.

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

Period	Average(1)	High	Low	Period-End

1999	1.0588			1.0070
2000	0.9207			0.9388
2001	0.8909			0.8901
2002	0.9495			1.0485
2003	1.1411			1.2597
September		1.1650	1.0845
October		1.1833	1.1596
November		1.1995	1.1417
December		1.2597	1.1956
2004
January		1.2853	1.2389
February		1.2848	1.2426

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period.

On March 22, 2004, the Noon Buying Rate was $1.2368 per €1.00.

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

      Even prior to the requirements introduced by KonTraG, the Company believes it had an effective risk management system which integrates risk management in its Group-wide business procedures. The system includes controlling processes, Group-wide guidelines, data processing systems and regular reports to the Board of Management and Supervisory Board. In 1998, a Group-wide project was launched to analyze, aggregate and document existing risks and control systems at the Group level. The reliability of the risk management system is reviewed regularly by the internal audit and controlling departments of the Company’s business divisions and of the parent company as well as by the Company’s independent auditors, based on requirements set forth in the Stock Corporation Act. The documentation and evaluation of the Company’s risk management system is updated annually throughout the Group in the following steps:

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

External

      The Company faces the general risks of economic downturns experienced by all businesses, although certain of its operations, such as its minority interest in Degussa’s chemicals operations, are more exposed to economic cycles than its core energy business. The Company’s worldwide operations were affected by generally sluggish economic conditions in 2003. The following are specific external risks the Company faces:

      The Company’s core energy operations face strong competition, which could depress margins.

      Since 1998, liberalization of the electricity markets in the EU has greatly altered competition in the German electricity market, which was formerly characterized by numerous strong competitors. Following liberalization, significant consolidation has taken place in the German market, resulting in four major interregional utilities: E.ON, RWE AG, Vattenfall Europe AG (“Vattenfall Europe”) and EnBW Energie Baden-Württemberg (“EnBW”). In addition, the market for electricity trading has become more liquid and competitive, with a total trading volume of approximately 391 terrawatt hours (“TWh”) at the German Power Exchange (EEX) spot and futures market in 2003, more than twice the volume of 2002. Liberalization of the German electricity market also caused prices to decrease beginning in 1998, with significant declines in some market segments. Although retail prices have nearly recovered to 1998 levels, and prices for sales to distributors and industrial customers have also improved, electricity companies now face new or increased costs that have effectively reduced their margins. Among these new or increased costs are electricity taxes, duties and additional costs attributable to compliance with new legislation, as well as higher costs incurred in procuring balancing power to cover fluctuations in the availability of electricity from renewable resources such as wind. For additional information, see “Item 4. Information on the Company — Business Overview — E.ON Energie — Regulatory Environment.” Although the Company continues to implement cost-management measures at its electricity operations in Germany, it may not be able to fully regain its formerly high profit margins in this sector. Further, although the Company intends to compete vigorously in the changed German electricity market, it cannot be certain that it will be able to develop its business as successfully as its competitors. For information about new regulatory changes that will affect the German electricity market, see the discussion on changes in laws and regulations below.

      In 2002, the German Federal Cartel Office instituted proceedings challenging the transmission fees of 10 regional and municipal electricity suppliers in Germany, including four companies of the E.ON Group — TEAG Thüringer Energie AG (“TEAG”), E.DIS AG (“E.DIS”), EAM Energie AG (formerly Energie-Aktiengesellschaft Mitteldeutschland) (“EAM”) and Avacon AG (“Avacon”). On February 19, 2003, the Federal Cartel Office issued a decision requiring a 10 percent reduction in TEAG’s network transmission fees. The decision rejected the basic principles of the tariff calculation guidelines that are used by all of the E.ON Group companies involved in the proceedings. TEAG appealed the decision in the State Superior Court in Düsseldorf and received a temporary injunction preventing the immediate reduction of its tariffs. On February 11, 2004, TEAG won its appeal, with the court ruling that TEAG’s calculation methods follow a set of recognized rules under the electricity industry’s association agreement (Verbändevereinbarung II+) and represent a recognized business method. The decision is now final and binding and constitutes a precedent for any similar future proceedings and the ongoing political debate about a new regulatory regime in Germany. The German Federal Cartel Office has also instituted proceedings challenging the prices charged by E.ON Sales & Trading GmbH (“EST”) and other wholesale energy companies for balancing energy. As a first step, the Federal Cartel Office has begun an inquiry in order to assess whether or not these prices constitute market abuse. If the Company is unable to reach a satisfactory resolution of this proceeding, it may have a material adverse impact on E.ON Energie’s transmission rate structure.

      Outside Germany, the electricity markets in which the Company operates are subject to strong competition, particularly in the United Kingdom and the unregulated markets in the United States. Through Powergen, the Company has significant U.K. operations in electricity generation, distribution and supply, on both the wholesale and retail levels. Increased competition from new market entrants and existing market participants could adversely affect the Company’s U.K. market share in both the retail and wholesale sectors. In the United States, LG&E Energy, the Company’s primary U.S. subsidiary, is exposed to wholesale price and fuel cost risks with respect to its non-utility operations, whose rates are not set by governmental regulators, and which represent a minority of LG&E Energy’s business. A significant deterioration in the market environment for Powergen’s U.K. and U.S. operations triggered an impairment analysis in the third quarter of 2002 that resulted in an impairment charge of €2.4 billion, thus reducing the amount of goodwill associated with the Powergen acquisition to €6.5 billion. For additional details on this charge, see “Item 5. Operating and Financial Review and Prospects — Results of Operations.” The Company cannot guarantee it will be able to compete successfully in the United Kingdom, the United States or other electricity markets where it is already present or in new electricity markets the Company may enter. Ruhrgas also faces risks associated with increased competition in the gas sector; see “Item 4. Information on the Company — Business Overview — Ruhrgas — Competitive Environment.”

      Changes in laws and regulations which affect the Company’s operations could materially and adversely affect the Company’s financial condition and results of operations.

      In each of its operations, the Company must comply with a number of laws and government regulations. For more information on laws and regulations in some of the industries in which the Company operates, see the description of the businesses contained in “Item 4. Information on the Company — Business Overview.” From time to time, changes or new laws and regulations may be introduced which may negatively affect the Company’s business, financial condition and results of operations.

      For example, the EU has adopted new electricity and gas directives which will require changes to the electricity and gas industries of some EU member states, including Germany. One of the requirements is that an independent regulatory authority be established in each member state to oversee access to the electricity and gas transmission networks. According to the directives, this regulatory body should have the authority to set or approve transmission network access tariffs or, alternatively, the methodologies used for calculating them, as well as the power to control compliance with the tariffs or methodologies once they are set. The establishment of an independent regulatory authority will therefore change the current system of negotiated third party network access in the electricity and gas industries in Germany. In addition, in August 2003 the Federal Ministry of Economics and Labor published a so-called “monitoring report” analyzing competition in the German electricity and gas markets, especially the system of negotiated third party access. The monitoring report recommends reform of the network access model for gas transmission networks, and specifically describes an alternate network access model for gas which the Company believes could be less profitable than the current model. The Company expects the German government to propose changes to the current gas transmission network access model in its legislation implementing the EU’s electricity and gas directives. Although an initial draft has been published, the Company cannot yet predict any consequences of this legislation as the relevant issues will also be subject to several new regulations not yet published. The Company cannot be certain that the establishment of a regulator and changes to the current system of transmission network access, as well as other changes introduced as part of the new legislation, will not have a negative effect on its electricity and gas businesses in Germany, including on the transmission fees E.ON Energie and Ruhrgas may charge for transmission network access or on the competitive environment in the electricity and gas markets in Germany. For more information, see “Item 4. Information on the Company — Business Overview — E.ON Energie — Regulatory Environment” and “— Ruhrgas — Regulatory Environment.”

      The EU has also adopted a directive requiring member states to establish a greenhouse gas emissions allowance trading system. The German, Dutch and U.K. governments have each made proposals for implementing the directive which would initially allocate permits to emit a specified amount of carbon dioxide to affected power stations and other industrial installations free of charge. Each of E.ON Energie, Ruhrgas and Powergen will need to acquire a sufficient number of permits to operate its affected facilities, although the number of facilities requiring permits and the exact allocation of permits has not yet been determined in any country. Other EU member states in which E.ON has operations, such as Sweden, have not yet made public their proposals on how to implement the trading system. For these reasons, the Company cannot currently predict the impact of the greenhouse gas emissions allowance trading system on its operations, but expects that should it need to purchase emissions permits, either initially or in the secondary market, the costs could be significant. For information, see “Item 4. Information on the Company — Business Overview — E.ON Energie — Regulatory Environment,” “— Ruhrgas — Regulatory Environment” and “— Powergen — Regulatory Environment.”

      In Germany, the Company’s nuclear power plants are among its cheapest source of power, and, along with hydroelectric and lignite-based power plants, are used primarily to cover the Company’s base load power requirements. In June 2001, E.ON, together with the other German operators of nuclear power stations, reached an agreement with the German federal government to phase out the generation of nuclear power in Germany; this agreement was reflected in an amendment of Germany’s nuclear energy law in April 2002. For more information about the planned phase-out of nuclear power stations in Germany, see “Item 4. Information on the Company — Business Overview — E.ON Energie.” The amended law provides that the delivery of spent nuclear fuel rods for reprocessing will be allowed until July 2005, during which time plant operators are to build storage facilities on the premises of their nuclear plants. The construction costs of these storage facilities are expected to be significant, and the Company may incur greater than anticipated costs in ending its nuclear energy operations.

      Regulatory changes can also affect the prices the Company may charge customers. For example,

•	As described above, the industry regulatory authority to be introduced in Germany will have the power to set or approve electricity and gas grid tariffs, which could lead to lower fees for E.ON’s electricity and gas transportation businesses in Germany;

•	Regulators in the United Kingdom have established a price control framework for electricity distribution customers that is in effect through March 31, 2005. The framework to be applied as of April 2005 is currently under review and could change; and

•	In the United States, the rates for LG&E Energy’s retail electric and gas customers in Kentucky, its principal area of operations, are set by state regulators and remain in effect until such time that an adjustment is sought and approved. LG&E Energy’s affected utilities have filed general rate case applications seeking increases in regulated tariffs, with any new rates approved expected to become effective as of July 1, 2004.

      For additional information on these developments, see the respective business descriptions in “Item 4. Information on the Company — Business Overview.” For all of its operations, adverse changes in price controls or rate structures could have an adverse effect on the Company’s operating results.

      The description of the Company’s operations in “Item 4. Information on the Company — Business Overview” also contains information regarding other recent or proposed changes in law or regulations which could negatively affect the Company’s operations. The Company is unable to predict the effect of future developments in laws and regulations on its operations and future earnings.

      Rising fuel prices could materially and adversely affect the Company’s results of operations and financial condition.

      A significant portion of the expenses of the Company’s E.ON Energie and Powergen divisions are made up of fuel costs, which are heavily influenced by prices in the world market for oil, natural gas, fuel oil and coal. Similarly, the majority of Ruhrgas’ expenses are for purchases of natural gas under long-term take or pay contracts that link the gas prices to that of oil and other competing fuels. The prices for such commodities have historically fluctuated and there is no guarantee that prices will remain within projected levels. The price of oil in particular could rise in 2004 as a result of geopolitical factors, including, but not limited to, any worsening of the current situation in Iraq, increased instability in other parts of the Middle East and/or a further deterioration of the economic and political situation in Venezuela. E.ON Energie and Powergen do maintain some flexibility to shift power production among different types of fuel, and the Company is also partially hedged against rising fuel prices. However, increases in fuel costs could have an adverse effect on the Company’s operating results or financial condition if it is not able (or not permitted by regulatory authorities) to shift production to lower-cost fuel or to adjust its rates to offset such increases in fuel prices on a timely or complete basis. For more information about Ruhrgas’ take or pay contracts, see the discussion on Ruhrgas’ long-term gas supply contracts below. The Company could also incur losses if its hedging strategies are not effective. For more information about the Company’s hedging policies and the instruments used, see “— Financial”, “Item 5. Operating and Financial Review and Prospects — Exchange Rate Exposure and Currency Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

      The Company’s revenues and results of operations fluctuate by season and according to the weather, and management expects these fluctuations to continue.

      The demand for power and natural gas is seasonal, with the Company’s operations generally experiencing higher demand during the cold weather months of October through March and lower demand during the warm weather months of April through September. The exception to this is the Company’s U.S. power business, where hot weather results in an increased demand for electricity to run air conditioning units. As a result of these seasonal patterns, the Company’s revenues and results of operations are higher in the first and fourth quarters and lower in the second and third quarters, with the U.S. power business having its highest revenues in the third quarter and a secondary peak in the first and fourth quarters. Revenues and results of operations for all of the Company’s energy operations would be negatively affected by periods of unseasonally warm weather during the autumn and winter months. The Company’s European energy operations could also be negatively affected by a summer with higher than average temperatures, such as occurred in 2003. In Europe, higher temperatures during the summer of 2003 not only resulted in decreased energy supply from hydroelectric power plants but also forced some of the Company’s German power plants to reduce or shut down operations due to over-heated water needed for cooling the plants. Management expects seasonal and weather-related fluctuations in revenues and results of operations to continue.

Operational

      The Company’s E.ON Energie, Ruhrgas, Powergen and Degussa divisions operate technologically complex production facilities and transmission systems. Operational failures or extended production downtimes could negatively impact the Company’s financial condition and results of operations. The Company’s businesses are also subject to risks in the ordinary course of business such as the loss of personnel or customers, and losses due to bad debts. The Company believes it has appropriate risk control measures in effect to counteract and address these types of risks. The following are additional operational risks the Company faces:

      Ruhrgas’ long-term gas contracts expose it to volume and price risks.

      As is typical in the gas industry, Ruhrgas enters into long-term gas supply contracts with natural gas producers to secure the supply of almost all the gas Ruhrgas purchases for resale. These contracts, which generally have terms of around 20 to 25 years, require Ruhrgas to purchase minimum amounts of natural gas over the period of the contract or to pay for such amounts even if Ruhrgas does not take the gas, a standard industry practice known as “take or pay”. The minimum amounts are generally about 80 percent of the firm contracted quantities. Ruhrgas also enters into long-term gas sales contracts with its customers, although these contracts are shorter than the gas supply contracts (for distributors and municipal utilities, which constitute the majority of Ruhrgas’s customers, the contracts generally have longer terms, while contracts for industrial customers usually have terms between one and five years). In addition, the majority of these gas sales contracts do not include fixed take or pay provisions. Since Ruhrgas’ gas supply contracts have longer terms than its gas sales contracts, and commit Ruhrgas to paying for a minimum amount of gas over a long period, Ruhrgas is exposed to the risk that it will have an excess supply of natural gas in the long term should it have fewer committed purchasers for its gas in the future and be unable to otherwise sell its gas on favorable terms. Such a shortfall could result if a significant number of Ruhrgas’ customers (or their end customers) shifted from natural gas to other forms of energy or if Ruhrgas’ customers began to acquire gas from other sources. The ministerial approval E.ON obtained for the acquisition of Ruhrgas required Ruhrgas to divest its stakes in two gas distributors, as well as granting these distributors the right to terminate their gas sales contracts with Ruhrgas. The ministerial approval also gave a number of Ruhrgas’ customers the right to reduce the amounts of natural gas purchased from Ruhrgas to 80 percent of the contractually agreed amount over the period of the applicable gas sales contract. To date, a number of customers have decided not to exercise this option, while others have done so. If the affected gas distributors choose to begin termination of their gas sales contracts in 2004, or a significant number of other affected customers choose to reduce the amounts of gas purchased from Ruhrgas in 2004, the take or pay provisions of some of Ruhrgas’ gas supply contracts may become applicable, which would negatively affect its results of operations. In addition, due to increasing competition linked to the liberalization of the gas market and the entry of new competitors, Ruhrgas may not be able to renew some of its existing gas sales contracts as they expire, or to gain new contracts. This may also have the effect of leaving Ruhrgas with an excess supply of natural gas.

      In the course of a proceeding not involving Ruhrgas, the German Federal Cartel Office issued an opinion stating that it believed that long-term sales contracts requiring municipal utilities or other purchasers to buy all of their gas from a single source were contrary to German and European competition law, and that even contracts providing for only 50 to 80 percent of a purchaser’s requirements must be limited in time (as a rule for four years). The Federal Cartel Office has instituted a proceeding challenging the validity of Ruhrgas’ existing long-term sales contracts. Ruhrgas believes the Federal Cartel Office has failed to take into account that long-term supply contracts needed to ensure secure gas supplies will only be viable if importers can assume that they can sell their gas volumes on a long-term basis. However, no assurance can be given as to the outcome of this proceeding. Were any such challenge to result in Ruhrgas’ being required to change the terms of its existing sales contracts, Ruhrgas’ exposure to the risks described above would be heightened.

      As is standard in the industry, the price Ruhrgas pays for gas under its long-term gas supply contracts is calculated on the basis of complex formulas incorporating variables based on current market prices for fuel oil, gas oil, coal and/or other competing fuels, with prices being automatically re-calculated periodically, usually quarterly, by reference to market prices of the relevant fuels during a prior period. Price terms in Ruhrgas’ gas sales contracts are generally pegged to the price of competing fuels and provide for automatic quarterly price adjustments based on fluctuations in underlying fuel prices, again by reference to market prices during a prior period. Since Ruhrgas’ supply and sales contracts are generally indexed to different types of oil and related fuels, in different proportions and are adjusted according to different formulas, Ruhrgas’ margins for natural gas may be significantly affected in the short term by variations in the price of oil or other fuels. Although Ruhrgas seeks to manage this risk by matching the general terms of its portfolio of sales contracts with those of its supply contracts, there can be no assurance that it will always be successful in doing so, particularly in the short term.

For more information on Ruhrgas’ gas supply and sales contracts, see “Item 4. Information on the Company — Business Overview — Ruhrgas.”

      If the Company’s plans to make selective acquisitions and enhance its core energy business are unsuccessful, the Company’s future earnings and share price could be materially and adversely affected.

      The Company’s business strategy involves selective acquisitions in its core business area of energy. This strategy depends in part on the Company’s ability to successfully identify and acquire companies that enhance its business on acceptable terms. In order to obtain the necessary approvals for acquisitions, the Company may be required to divest other parts of its business, or to make concessions or undertakings which materially affect its operations. For example, the Company’s efforts to obtain control of Ruhrgas through a series of purchases from the holders of Ruhrgas interests were initially blocked by the German Federal Cartel Office and then by a series of plaintiffs who succeeded in convincing the State Superior Court in Düsseldorf to issue a temporary injunction preventing the Company from completing the transaction. In order to receive the ministerial approval of the German Economics Ministry that overruled the initial decision of the Federal Cartel Office, the Company was required to make significant concessions, including committing to divest certain operations, to have Ruhrgas sell a significant quantity of natural gas at auction at below-market prices and to offer certain customers the option of reducing the volume of gas they had contracted for. In addition, in settling the claims of the plaintiffs who had received the temporary injunction, the Company has agreed to divest certain of its operations, to provide certain of the plaintiffs with energy supply contracts and network access, to make certain infrastructure improvements and provide marketing support, as well as making financial payments. For more information, see “Item 4. Information on the Company — History and Development of the Company — Ruhrgas Acquisition.” Each of these matters delayed completion of the Ruhrgas transaction and had the effect of increasing the cost of the transaction to the Company.

      In addition, there can be no assurances that the Company will be able to achieve the benefits it expects from any acquisition or investment. For example, the Company may fail to retain key employees, may be unable to successfully integrate new businesses with its existing businesses, may incorrectly judge expected cost savings, operating profits or future market trends and regulatory changes, or may spend more on the acquisition, integration and operations of new businesses than anticipated. Especially large acquisitions, such as those of Powergen (including LG&E Energy) in 2002, or more recently, the U.K. retail operations and other assets of TXU Europe Group plc (“TXU Group”), which were purchased by Powergen in October 2002, the Midlands Electricity plc (“Midlands Electricity”) distribution business, which was purchased by Powergen in January 2004, or Ruhrgas, the purchase of which was completed in March 2003, present particularly difficult challenges. For information on the integration of the TXU Group and Midlands Electricity businesses, see “Item 4. Information on the Company — Business Overview — Powergen” and for information on the integration of Ruhrgas, see “Item 4. Information on the Company — History and Development of the Company — Ruhrgas Acquisition.” Acquisitions of businesses in new areas such as natural gas require the Company to become familiar with new markets and competitors and expose the Company to commercial and other risks, as well as additional regulatory regimes relating to the acquired businesses that may be stricter than the ones the Company is currently subject to. Because of the risks and uncertainty associated with acquisitions, any acquired businesses or investments may not achieve the profitability expected by the Company.

      The U.S. Public Utility Holding Company Act imposes significant restrictions on the Company’s business.

      In order to acquire Powergen, the Company was required to register as a “holding company” under the U.S. Public Utility Holding Company Act of 1935 (“PUHCA”). Although the Company’s non-U.S. businesses are generally (but not entirely) free from regulation under this statute, the Company and its U.S. businesses are subject to extensive regulation under PUHCA. The PUHCA regulations require prior U.S. Securities and Exchange Commission (“SEC”) approval for a wide range of capital raising, merger and acquisitions, intercompany transactions and non-utility activities and could interfere with the Company’s timely implementation of business plans and its financial flexibility.

      The Company cannot be certain it will be able to make required divestments on acceptable terms or within required time periods, which could interfere with its declared business strategy and/or adversely affect its business.

      The Company has agreed to sell all of its non-energy-related businesses except its telecommunications interests in connection with its acquisition of Powergen, and has agreed to divest additional businesses in connection with its acquisition of Ruhrgas. Although the Company has successfully completed most of the required divestments, the Company cannot be sure that it will be able to complete the remaining required divestments at the most favorable terms, or within the required divestment periods. In connection with certain of its divestitures, the Company has provided standard indemnities to the buyers which expose it to possible losses in certain circumstances. The Company may also be subject to sanctions if it is unable to divest businesses it has undertaken to sell within the required periods. The Company’s business strategy, financial condition and share price may suffer if it is unable to complete its planned dispositions successfully.

      The Company could be subject to environmental liability associated with its operations that could materially and adversely affect its business.

      In case of environmental damages caused by an electric power generation facility, the owner of the facility is subject under German law to liability provisions that guarantee comprehensive compensation to all injured parties. In addition, there has been some relaxation in the evidence required under the German Environmental Liability Law (Umwelthaftungsgesetz) to establish and quantify environmental claims. Under German law, the Company may still be subject to future environmental claims with respect to alleged historical environmental damage arising from certain of its discontinued and disposed of operations, including the VEBA Oel oil business, the VAW aluminum operations, the Stinnes and Klöckner & Co AG (“Klöckner”) distribution and logistics businesses and the VEBA Electronics business. The Company may also be subject to environmental claims with respect to Degussa’s operations. If claims were to be asserted against the Company in relation to environmental damages and plaintiffs were successful in proving their claims, such claims could result in material losses to the Company.

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

      The Company expects that it will incur costs associated with future environmental compliance, especially compliance with clean air laws. For example, the U.S. Environmental Protection Agency has introduced new regulations regarding the reduction of nitrogen oxide (“NOx”) emissions from electricity generating units. These regulations require LG&E Energy to make significant additional capital expenditures in NOx control equipment, which are currently estimated to total approximately $539 million through mid-2004, of which approximately $452 million has been incurred through 2003, although LG&E Energy expects to recover a significant portion of these costs over time from customers of its regulated utility businesses. In the United Kingdom, legislation to implement the EU Large Combustion Plants Directive is currently being discussed. The legislation is expected to require Powergen to make decisions on whether to invest in enhanced pollution control devices, reduce operating time at certain of its plants or consider closing certain plants in the future. Similarly, the German government is planning to amend an ordinance of the German Federal Pollution Control Act (Bundesimmissionsschutzgesetz, or “BImSchG”) to introduce lower emission limits for air pollutants such as carbon monoxide and NOx. This amendment may require both E.ON Energie and Ruhrgas to make investments in pollution control devices. Currently, none of Powergen, E.ON Energie or Ruhrgas can predict the extent to which their operations will be affected by the new or amended legislation. These and other revisions to existing environmental laws and regulations and the adoption of new environmental laws and regulations may result in significant increases in costs for the Company. Those costs, if they cannot be recovered from customers, may adversely affect the Company’s operating results or financial condition. For information on the implementation of a greenhouse gas emissions allowance trading system in Germany and the United Kingdom, see the discussion on changes in laws and regulations above. For more information on environmental matters, see the respective business descriptions in “Item 4. Information on the Company — Business Overview.”

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

      If power outages involving the Company’s electricity operations occur, the Company’s business and results of operations could be negatively affected.

      Each of Italy, Denmark, Sweden, London and large parts of the United States and Canada experienced major power outages during 2003. The reasons for these blackouts vary, although with the exception of London they involved a locally or regionally inadequate balance between power production and consumption, with single failures triggering a cascade-like shutdown of lines and power plants following overload or voltage problems. This type of problem has increased in recent years following the liberalization of EU electricity markets, partly due to an emphasis on unrestricted cross-border physically-settled electricity trading that has resulted in a substantially higher load on the international network, which was originally conceived mainly for purposes of mutual assistance and operations optimization. There are transmission bottlenecks at many locations in Europe, and due to the high load fewer safety reserves in the network. In Germany, where power plants are located in closer proximity to population centers than in many other countries, the risk of blackouts is lower due to shorter transmission paths and a strongly meshed network. In addition, the spread of a power failure is less likely in Germany due to the organization of the German power grid into four balancing zones. Nevertheless, the Company’s German or international electricity operations could experience unanticipated operating problems leading to a power failure. For example, in the case of the blackout which occurred in Denmark and southern Sweden on September 23, 2003, one of the causes was an unexpected power failure at the Oskarshamn power plant (which is 54.5 percent owned by the Company’s majority-owned subsidiary Sydkraft AB (“Sydkraft”)), that occurred as the plant was being reconnected to the grid following regularly scheduled maintenance. Although this power failure did not have a material impact on Sydkraft’s operations or financial results, the Company can give no assurances that power failures involving its operations will not occur in the future, or that any such power failure would not have a negative effect on the Company’s business and results of operations.

Financial

      The Company is exposed to financial risks that could have a material effect on its financial condition.

      During the normal course of its business, the Company is exposed to the risk of energy price volatility, as well as interest rate, commodity price, currency and counterparty risks. These risks are partially hedged on a Group-wide (or division-wide) basis, but the Company may incur losses if any of the variety of instruments and strategies it uses to hedge exposures are not effective. For more information about these risks and the Company’s hedging policies and instruments, see “Item 5. Operating and Financial Review and Prospects — Exchange Rate Exposure and Currency Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” For more information about Ruhrgas’ take or pay contracts, see the discussion on Ruhrgas’ long-term gas contracts above.

      The Company is also exposed to other financial risks. For example, it holds certain stock investments which may expose it to the risk of stock market declines. For information on the write downs with regard to E.ON’s investment in Bayerische Hypo- und Vereinsbank AG (“HypoVereinsbank”) in 2002, see “Item 5. Operating and Financial Review and Prospects — Results of Operations.” Financial markets have performed poorly in recent years, and markets may decline again or experience volatility. In addition, a significant portion of the Company and Powergen’s outstanding debt bears interest at floating rates; the Company’s interest expense will therefore increase if the relevant base rates rise.

      The Company also faces risks arising from its energy trading operations. Revenues and earnings from electricity trading at E.ON Energie increased in 2003. In general, the Company seeks to hedge risks associated with volatile energy-related prices by entering into fixed-price bilateral contracts, futures and options contracts traded on commodities exchanges, and swaps and options traded in over-the-counter financial markets. To the extent the Company is unable to hedge these risks, or enters into hedging contracts that fail to address its exposure or incorrectly anticipate market movements, it may suffer losses, some of which could be material. In addition to the risks associated with adverse price movements, credit risk is also a factor in the energy marketing, trading and treasury activities, where loss may result from the non-performance of contractual obligations by a counterparty. The Company maintains credit policies and control procedures with respect to counterparties to protect it against losses associated with such types of credit risk, although there can be no assurance that these policies and procedures will fully protect the Company. In addition, LG&E Energy is exposed to potential losses under several fixed-price energy marketing contracts that its former merchant energy trading operations entered into in 1996 and early 1997, some of which run through 2007. Although the Company has used what it believes to be appropriate estimates for future energy prices, among other factors, in establishing a provision to cover anticipated losses on these contracts, no assurance can be given that higher than anticipated future prices or demand, among other factors, may not result in additional losses. For more information about the Company’s energy trading operations, its hedging policies and the instruments used, see “Item 4. Information on the Company — Business Overview — E.ON Energie — Trading”, “— Powergen — Energy Trading” and “— Ruhrgas — Trading”, “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2003 Compared with Year Ended December 31, 2002 — E.ON Energie” and “— Exchange Rate Exposure and Currency Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Item 4.	Information on the Company.

HISTORY AND DEVELOPMENT OF THE COMPANY

      E.ON AG is a stock corporation organized under the laws of the Federal Republic of Germany. It is entered in the Commercial Register (Handelsregister) of the local court of Düsseldorf, Germany, under HRB 22315. E.ON’s registered office is located at E.ON-Platz 1, D-40479 Düsseldorf, Germany, telephone +49-211-45 79-0. For U.S. federal securities law purposes, E.ON’s agent in the United States is J.P. Morgan Chase & Co. of New York, 60 Wall Street (36th floor), New York, NY 10260.

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

VEBA-VIAG MERGER

      On June 16, 2000, VEBA AG merged with VIAG AG, one of the largest industrial groups in Germany. VEBA AG was subsequently renamed E.ON AG. The merger of VEBA and VIAG to form E.ON has created the third largest industrial group in Germany, based on market capitalization at year-end 2003, with sales of €46.4 billion in 2003.

      In order to effectuate the merger, VEBA and VIAG submitted an application to the Merger Task Force of the European Commission on December 14, 1999. The EU Commission examined the planned merger and, with its notification of June 13, 2000, declared it to be compatible with the common market. The EU Commission’s approval required VEBA and VIAG to commit to make certain divestments in their combined electricity and chemical operations, and to give undertakings to 1) waive transfer charges for cross-zone deliveries of electricity within Germany, 2) purchase a certain minimum amount of electricity from Vattenfall Europe (formerly VEAG Vereinigte Energiewerke Aktiengesellschaft (“VEAG”)), a utility primarily active in the eastern part of Germany, at market rates during the period ending on December 31, 2007, and 3) provide additional interconnector capacity on the border between Germany and Denmark.

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

GROUP STRATEGY

On.top

      E.ON’s “on.top” project is a comprehensive strategic review launched in 2003. The principal elements of the project, which has involved executives from all of the Group’s major operating companies, are an analysis of E.ON’s competitive position, the re-definition of its corporate strategy and the design of a revised organizational structure to reflect E.ON’s strategic goals.

      The primary result of the on.top process was E.ON’s commitment to an integrated business model with a clear focus on power and gas. In order to help implement that model and achieve the strategic objectives outlined below, the core energy business has been re-organized into five new market units, each of which is focused on a market in which management believes E.ON has a strong competitive position. These market units are:

•	Central Europe, to be led by E.ON Energie;

•	Pan-European Gas, to be led by Ruhrgas;

•	U.K., to be led by Powergen UK plc;

•	Nordic, to be led by E.ON Nordic; and

•	U.S. Midwest, to be led by LG&E Energy.

      The activities of the regional market units will include the generation, transmission, distribution and sale of energy to customers in the target markets. While focusing on electricity, these activities will also include sales of natural gas to retail customers. The Pan-European Gas unit will contain Ruhrgas’ current activities, including the purchase, transportation and sale of gas to wholesale and industrial customers and gas exploration and production, as well as Thüga, a holding company that primarily owns minority interests in a large number of German municipal and regional energy distribution companies. The lead companies of each market unit will report directly to E.ON AG.

      In addition, the role of the corporate center at E.ON AG has been enhanced and more closely aligned to the Group’s focus on energy. The corporate center’s new responsibilities include the design and implementation of strategies and policies with the goal of optimizing the Group’s results across the energy markets in which it is active, the pursuit of operational excellence at each of the market units through the transfer of best practice, as well as a stronger role in regulatory affairs that affect several market units at the same time. Human resources management and career development for 200 top executives currently working throughout the Group and identified through the on.top process has also been centralized at the corporate center, as has a project for establishing a Group-wide E.ON identity.

      Beginning in 2004, E.ON’s financial reporting will mirror the new structure, with each of the five market units constituting a separate segment for financial reporting purposes. Viterra and Degussa will continue to be presented outside of the core energy business, and the results of the enhanced corporate center (including other activities and consolidation effects) will be reported as a separate segment. At the same time, with effect from January 2004, management has decided to use adjusted EBIT, rather than internal operating profit, as the primary measure by which it evaluates the performance of each segment in accordance with SFAS 131. E.ON defines this measure as adjusted net income (before intra-Group eliminations when presented on a segment basis) before interest income and taxes. Adjustments particularly include book gains and book losses from disposals as well as restructuring expenses. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions and nuclear waste management is allocated to interest income. Management believes that this measure is the most useful segment performance measure because it better depicts the performance of individual operating units independent of changes in interest income and taxes.

      As part of the implementation of the new structure, E.ON completed or is expected to complete intra-Group transfers of shareholdings in a number of its companies in December 2003 and in 2004, respectively. These transactions include:

•	The transfer by E.ON Energie to Ruhrgas of its:

•	67.7 percent interest in Thüga;

•	40.0 percent interest in the Austrian gas exploration company RAG Beteiligungs-Aktiengesellschaft (to be completed in 2004);

•	18.8 percent interest in the Latvian gas supplier Latvijas Gaze;

•	14.3 percent interest in the Lithuanian gas distributor Lietuvos Dujos; and its

•	gas trading business D-Gas B.V. (“D-Gas”) (to be completed in 2004).

•	The transfer by Ruhrgas to E.ON Energie of its downstream gas activities in the Czech Republic and Hungary, including its:

•	4.45 percent interest in the Czech gas distribution company Jihomoravská plynárenská a.s. (JMP);

•	24.0 percent interest in the Czech gas distribution company Prazská plynárenská Holding a.s. (PPH);

•	0.05 percent interest in the Czech gas distribution company Prazská plynárenská a.s. (PP);

•	14.3 percent interest in the Czech gas distribution company Stredoceská plynárenská a.s. (STP);

•	49.8 percent interest in the Hungarian gas distribution company Déldunántuli Gázszlgáltató Részvenytársaság (DDGÁZ); and its

•	16.3 percent interest in the Hungarian gas distribution company Fövárosi Gázmüvek Részévnytársaság (FöGAZ) through the transfer of RGE Hungaria, which is wholly owned by Ruhrgas (to be completed in 2004).

•	The transfer by E.ON Energie to E.ON AG of its 100 percent interest in E.ON Scandinavia (which has since been re-named E.ON Nordic), including its:

•	55.2 percent interest in Sydkraft, including Sydkraft’s interest in Graninge AB (“Graninge”) and its interest in the Baltic Cable; and a

•	65.6 percent interest in E.ON Finland.

      None of these transfers had or is expected to have any impact on E.ON’s financial results on a consolidated basis.

      The on.top project also included the definition of mid-term performance targets for the Group. Management’s principal goal in guiding strategic and investment decisions over the next two years will be to realize a significant improvement in E.ON’s return on capital while growing earnings.

          Strategy

      E.ON has created a portfolio of focused energy businesses with a strong presence in the value chains for both electricity and gas. E.ON’s corporate strategy is to maximize the value of this portfolio of businesses through:

•	Creating value from the convergence of European energy markets (e.g., as the United Kingdom becomes a net importer of gas and can take advantage of greater pipeline capacity connecting it to continental Europe, E.ON will be able to supply its retail gas business in the United Kingdom from its Pan-European gas supply business).

•	Creating value from the convergence of the electricity and gas value chains (e.g., offering retail electricity and gas customers energy from a single source), thus providing E.ON with opportunities to realize economies of scale in servicing costs while increasing customer loyalty, thus reducing the customer “churn rate”.

•	Enhancing operational performance through identifying and transferring best practice for common activities throughout the Group’s different market units (e.g., effective programs for enhancing E.ON’s electricity generation, distribution and retailing businesses).

•	Improving the Group’s competitive position in target markets through pursuing selective investments which contribute to these objectives or provide stand alone value creation opportunities, as described below.

      E.ON has set a number of specific objectives for implementing its corporate strategy within each of its target markets, namely:

•	Central Europe — Fortifying strong market positions in power and downstream gas through:

•	consolidation of distribution activities and capitalizing on opportunities from power-gas convergence;

•	re-investment in power generation to maintain a strong position; and

•	hedging exposure to price risks through vertical integration of generation and distribution operations.

•	Pan-European Gas — Strengthening and diversifying Ruhrgas’ current position through:

•	selective equity investments in gas production in the North Sea;

•	participation in the privatization of midstream companies in Central Europe, as well as downstream and midstream companies in Italy; and

•	participating in infrastructure projects in the Nordic region and the United Kingdom.

•	U.K. — Enhancing profitability of the U.K. businesses through:

•	investing in gas storage assets to hedge against potentially volatile gas price movements as the United Kingdom starts to become a net importer of gas;

•	investing in flexible generation assets and low carbon intensive generating technologies, such as Combined Cycle Gas Turbine (“CCGT”), to maintain a low cost hedge for changes in retail electricity demand; and

•	investing in the generation of power from renewable resources to capture value from the British government’s renewable obligation mandate.

•	Nordic — Strengthening E.ON’s position in a consolidating market through:

•	expanding presence in power generation;

•	enhancing scale through synergistic acquisitions in distribution and district heating; and

•	continued participation in gas supply and infrastructure developments.

•	U.S. Midwest — Focusing on optimizing LG&E Energy’s current operations in Kentucky.

      As it focuses on energy, E.ON will seek to maximize the value of its remaining non-core businesses by divesting them at an appropriate time and allocating the proceeds to strategic investments.

      The transformation of the Company into a focused energy business has entailed significant divestment and acquisition activities in recent years. For more detailed information on the principal activities in implementing the transformation, see “— Powergen Acquisition”, “— Ruhrgas Acquisition”, “— Business Overview — E.ON Energie” and “— Business Overview — Powergen.”

POWERGEN ACQUISITION

      On April 9, 2001, E.ON made a pre-conditional offer of 765 pence (€12.19) per share to the shareholders of the London- and Coventry-based British utility Powergen. The pre-conditions of the offer included making certain government and regulatory filings and obtaining the approval of regulatory authorities in a number of jurisdictions, including approvals from the European Commission, the Office of Gas and Electricity Markets in the United Kingdom and, due to Powergen’s U.S. businesses, a number of U.S. regulatory authorities, including approvals from the state utility regulators in Kentucky, Tennessee and Virginia, the U.S. Federal Energy Regulatory Commission and the SEC, which administers PUHCA. In connection with its SEC application, E.ON agreed, among other things, to divest VEBA Oel, Degussa, Viterra, Stinnes and VAW over a period of three to five years, and to register with the SEC as a holding company under PUHCA following the consummation of the transaction. VEBA Oel, Stinnes and VAW have already been sold. E.ON has begun to divest Degussa through a two-step process with RAG Aktiengesellschaft (“RAG”), which will result in RAG holding a majority of Degussa by May 31, 2004. For more information, see “— Ruhrgas Acquisition.”

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

      The total purchase price amounted to €7.6 billion (net of €0.2 billion cash acquired), and the assumption of €7.4 billion of debt. Goodwill in the amount of €8.9 billion resulted from the purchase price allocation. A significant deterioration in the market environment for Powergen’s U.K. and U.S. operations triggered an impairment analysis as of the acquisition date that resulted in an impairment charge of €2.4 billion, thus reducing the amount of goodwill associated with the transaction to €6.5 billion. For additional details on this charge, see “Item 5. Operating and Financial Review and Prospects — Results of Operations.”

      Under PUHCA, E.ON AG, Powergen, LG&E Energy and any other company in the E.ON/Powergen holding structure between E.ON, Powergen and LG&E Energy are classified as “holding companies.” As holding companies, they are required to be registered with the SEC or to obtain an exemption. E.ON, Powergen and each of the companies between E.ON and LG&E Energy have registered as holding companies under PUHCA and are subject to regulation by the SEC. Following the transfer of LG&E Energy and its direct parent holding company from a subsidiary of Powergen to a direct subsidiary of E.ON AG in March 2003, E.ON applied for the deregistration of Powergen as a holding company under PUHCA; this deregistration process is not yet completed.

The SEC requires registered holding companies and their subsidiaries to receive SEC approval for many transactions, including:

•	the issuance of securities;

•	the acquisition of securities, utility assets and other businesses; and

•	lending to or guaranteeing obligations of any other company in the registered holding company corporate structure.

      As a result of the acquisition, all of E.ON’s subsidiaries that own or operate facilities used for generation, transmission or distribution of electricity or the retail distribution of gas outside of the United States are classified under PUHCA as “foreign utility companies.” Transactions between any E.ON subsidiary that is a foreign utility company and an E.ON subsidiary that is not a foreign utility company are subject to the SEC regulation.

      Under PUHCA and the rules promulgated by the SEC thereunder, no registered holding company or subsidiary thereof may pay dividends out of capital or unearned surplus, except pursuant to an order of the SEC. LG&E Energy is generally only allowed to pay dividends out of retained earnings.

      For more information on Powergen, see “— Business Overview — Powergen.”

RUHRGAS ACQUISITION

      Ruhrgas is one of the leading non-state-owned gas companies in Europe and the largest gas business in Germany in terms of gas sales. Prior to its acquisition by E.ON, Ruhrgas was owned by a number of holding companies, with indirect stakes dispersed among a number of major industrial and energy companies both within and outside Germany.

      In 2001, E.ON concluded contracts for the purchase of significant shareholdings in Ruhrgas with BP p.l.c. (“BP”) and Vodafone Group plc (“Vodafone”). The aggregate consideration paid for these stakes was €3.3 billion. E.ON also reached an agreement in principle with RAG to acquire its Ruhrgas stakes. In January and February 2002, the German Federal Cartel Office blocked the consummation of the transactions with the aforementioned parties on the grounds that the proposed purchase would have a negative effect on competition in the German gas and electricity markets. E.ON appealed the decision to the German Economics Ministry, which has the power to overrule the Cartel Office if it determines a transaction would result in an overriding general benefit to the German economy. In March 2002, E.ON agreed to acquire ThyssenKrupp AG’s interest in Ruhrgas for total consideration of €0.5 billion.

      In May 2002, E.ON reached a definitive agreement with RAG to acquire RAG’s more than 18 percent interest in Ruhrgas and to sell E.ON’s majority interest in Degussa to RAG. Under the arrangement, RAG would acquire a majority shareholding in Degussa in two steps at a price of €38 per share. In the first step, in June 2002, RAG made a cash tender offer to Degussa’s shareholders at a price of €38 per share. The parties’ definitive agreement provided that after completion of the tender offer RAG and E.ON would hold equal shareholdings of Degussa and would manage Degussa jointly. In the second step, E.ON is to sell enough shares to RAG at the above price to give RAG a 50.1 percent interest in Degussa by May 31, 2004. RAG partially financed its acquisition of its Degussa stake through a bank loan. The shares tendered by E.ON and a portion of the other shareholders to RAG were transferred as security to the lenders in order to secure the repayment of the loan, and E.ON has undertaken the repurchase of such shares from the lenders, at a price calculated on the basis of the then-current market price, in certain cases of RAG’s default under the loan.

      On July 3, 2002, E.ON reached agreements to acquire the 40 percent interest in Ruhrgas held indirectly by Esso Deutschland GmbH, Deutsche Shell GmbH, and TUI AG, which would make E.ON the sole owner of Ruhrgas. The aggregate purchase price for these stakes was €4.1 billion.

      On July 5, 2002, E.ON was granted the ministerial approval it had requested for the acquisition of a majority shareholding in Ruhrgas. The ministerial approval was linked with stringent requirements designed to promote competition in the gas sector. Ruhrgas was required to auction 75 billion kilowatt hours (“kWh”) of natural gas to its competitors and to legally unbundle its transmission system from its other operations. In addition, E.ON and

Ruhrgas were required to divest several shareholdings. These included E.ON Energie’s stakes in Gelsenwasser AG (“Gelsenwasser”), EWE Aktiengesellschaft (“EWE”), Bayerngas GmbH (“Bayerngas”) and swb AG (“swb”), and minority stakes held by each of E.ON Energie and Ruhrgas in VNG AG (“VNG”). On the same day, E.ON completed the acquisition of 38.5 percent of Ruhrgas from BP, Vodafone and ThyssenKrupp AG.

      A number of companies with alleged interests in the German energy industry filed complaints against the ministerial approval with the State Superior Court (Oberlandesgericht) in Düsseldorf and petitioned the court to issue a temporary injunction blocking the transaction. The court subsequently issued a series of orders in July, August and September 2002 that temporarily enjoined the Company’s acquisition of a majority stake in Ruhrgas. In addition, the court prohibited the Company from exercising its shareholders’ rights with respect to the Ruhrgas stake it had acquired from BP, Vodafone and ThyssenKrupp AG until the takeover was approved. E.ON continued to maintain that the reasons given by the court in the summary proceedings leading to these orders did not justify its decision.

      Following the issuance of the temporary injunction, on September 18, 2002, Germany’s Federal Minister of Economics confirmed the essential aspects of the July 5 ministerial approval for E.ON’s acquisition of Ruhrgas. However, the ministry linked its decision to a tightening of the requirements. Ruhrgas was also required to sell its stakes in Bayerngas and swb, and all of the companies required to be disposed of were granted special rights to terminate their existing purchase agreements with E.ON and Ruhrgas on a staggered basis. In addition, customers purchasing more than 50 percent of their gas requirements from Ruhrgas were granted the right, as of October 2003, to reduce the volume of gas purchased from Ruhrgas to 80 percent of the contracted amount. Finally, Ruhrgas was required to auction 200 billion kWh of natural gas to its competitors, with the minimum bid in such auctions being lower than the average border-crossing price. The approval also provides that the ministry has the right to take further action (including imposing a possible veto) in the event of any sale by E.ON of a controlling interest in Ruhrgas or a change in control over E.ON. On this basis, the ministry asked the State Superior Court to lift its temporary injunction.

      On December 17, 2002, the State Superior Court decided not to lift the temporary injunction, and formal proceedings (Hauptverfahren) regarding the injunction started in January 2003. On January 31, 2003, E.ON reached settlement agreements with all plaintiffs who had contested the validity of the ministerial approval. The settlement agreements with each of the nine plaintiffs differ in certain respects, though they can be divided into two groups. Those with EnBW and Fortum Oil and Gas Oy (“Fortum”) primarily entail the exchange of shareholdings in certain of the companies’ respective domestic and northern European affiliates upon agreed conditions. In addition, E.ON has agreed to acquire a stake in Concord Power Verwaltungsgesellschaft GmbH (“Concord Power”) under an agreement with EnBW and the Saalfeld Group, the current owners of Concord Power. Concord Power plans to build a new Combined Cycle Gas Turbine Power Station in Lubmin on the Baltic Sea. The agreements with the remaining plaintiffs — Ampere AG, ares Energie AG, GGEW Gruppen- Gas-und Elektrizitätswerk Bergstraße AG, Stadtwerke Aachen Aktiengesellschaft, Stadtwerke Rosenheim GmbH & Co. KG and Trianel European Energy Trading GmbH — generally include commitments by E.ON to enter into gas and/or electricity supply contracts, make certain infrastructure improvements (particularly with regard to gas distribution), and provide specified access to the gas and electricity supply grids. Certain of these agreements also provide for the sale by E.ON of shareholdings or distribution assets and the related customer base or require E.ON to provide marketing support. These agreements also require E.ON to make other financial payments to the plaintiffs. In addition, Ruhrgas has reconfirmed to all the parties its commitment to open and fair competition in the gas market.

      In March 2003, E.ON acquired the remaining shares of Ruhrgas. The total cost of the transaction to E.ON, including settlement costs and excluding dividends received on Ruhrgas shares owned by E.ON prior to its consolidation, amounted to €10.2 billion. Beginning as of February 1, 2003, E.ON fully consolidated Ruhrgas.

      Upon termination of the court proceedings, the Company completed the first step of the RAG/Degussa transaction, i.e., the Company acquired RAG’s Ruhrgas stake for total consideration of €2.0 billion, and E.ON tendered 37.2 million of its shares in Degussa to RAG at the price of €38 per share, receiving total proceeds of €1.4 billion. Following this transaction and the completion of the tender offer to the other Degussa shareholders, RAG and E.ON each hold a 46.5 percent interest in Degussa, with the remainder being held by the public.

      In connection with E.ON’s acquisition of Ruhrgas, E.ON committed to divest several shareholdings. E.ON Energie and Ruhrgas have disposed of the following shareholdings, which comprise all of the shareholdings required to be divested by the ministerial approval:

•	In September 2003, E.ON Energie sold its 80.5 percent interest in Gelsenwasser to a joint venture company owned by the municipal utilities of the cities of Dortmund and Bochum. Gelsenwasser has been accounted for as a discontinued operation in the Consolidated Financial Statements.

•	In October 2003, E.ON Energie transferred its 5.26 percent stake in VNG to Ruhrgas, which already owned an interest in this Leipzig-based gas distributor. In December 2003, Ruhrgas agreed to sell 32.1 percent of VNG to EWE, and offered its remaining 10.0 percent stake in VNG to eleven municipalities in eastern Germany. These sales were subject to the fulfillment of a number of conditions and were completed in January 2004.

•	In November 2003, E.ON Energie and Ruhrgas sold their respective 22.0 percent stakes in Bayerngas to the municipal utilities of the cities of Munich, Augsburg, Regensburg and Ingolstadt, and to the city of Landshut.

•	In November 2003, E.ON Energie sold its 100 percent interest in E.ON-Energiebeteiligungs-Gesellschaft mbH to EWE. E.ON Energiebeteiligungs-Gesellschaft mbH held E.ON’s 32.36 percent interest in swb, comprising all of the shares previously held by E.ON Energie and Ruhrgas.

•	In January 2004, E.ON Energie sold its 27.4 percent stake in EWE to EWE’s majority shareholders Energieverband Elbe-Weser Beteiligungsholding GmbH and Weser-Ems Energiebeteiligungen GmbH.

      For more information about these transactions, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — E.ON Energie/Ruhrgas/Powergen”, “— Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

      Ruhrgas has also fulfilled the requirement of the ministerial approval to offer those customers which purchase more than 50 percent of their gas requirements from Ruhrgas the option of reducing the volume of gas purchased from Ruhrgas to 80 percent of the contracted amount for the remaining term of the applicable contract. In addition, Ruhrgas has offered Bayerngas and swb the right to a staged termination of their contracts over a three-year period beginning in July 2004. For additional information, see “— Business Overview — Ruhrgas.”

      On July 30, 2003, Ruhrgas offered 33 billion kWh of natural gas at auction from its procurement portfolio in the first of six auctions intended to fulfill the requirements of the ministerial approval. 15 billion kWh of this gas was sold. The prices Ruhrgas obtained were in line with the minimum price set for this auction by the German Federal Ministry for Economics and Labor. Ruhrgas is required to hold the remaining gas auctions in annual steps.

      In addition, on January 1, 2004, in fulfillment of the ministerial requirement that Ruhrgas legally unbundle its transmission business, Ruhrgas transferred this business to a new subsidiary, Ruhrgas Transport AG & Co KG (“Ruhrgas Transport”). For more information on Ruhrgas Transport, see “— Business Overview — Ruhrgas — Transmission System.”

      Finally, as part of the settlement agreement E.ON entered into with the Finnish utility Fortum, E.ON and Fortum swapped certain shareholdings in February and March 2003. Fortum acquired E.ON Energie’s equity interests in the Norwegian utilities Hafslund, Østfold and Frederikstad and in the Russian utility AO Lenenergo. In return, E.ON Energie bought the Swedish distribution company Fortum Nät Småland AB (“Småland”) and E.ON AG bought the German power plant Fortum Kraftwerk Burghausen GmbH (“Burghausen”), ownership of which was transferred to E.ON Energie, and the Irish peat-fired power plant Edenderry Power Limited (“Edenderry”), ownership of which was transferred to Powergen.

      In connection with its acquisition of Ruhrgas, E.ON seeks to achieve the following potential synergies in its market units:

•	In the Pan-European Gas market unit, E.ON intends to leverage its increased gas operations to improve its negotiating position with producers of natural gas, to take advantage of pan-European gas arbitrage opportunities and to improve its gas operations infrastructure. For information about E.ON’s planned capital investment in Ruhrgas, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

•	In the Central Europe market unit, E.ON expects to benefit from joint market management with regional energy companies, the integration of continental European gas trading activities and the sharing of technical expertise among the power and gas businesses. In order to integrate the Company’s continental European gas trading activities E.ON Energie will transfer its gas trading operations to Ruhrgas in 2004.

•	In the U.K. market unit, E.ON intends to use the Ruhrgas division to enhance Powergen’s gas supply and gas storage options as well as support its trading activities.

•	In the Nordic market unit, E.ON also intends to use the Ruhrgas division to enhance Sydkraft’s gas supply options and expects to be able to use a joint approach for future gas infrastructure development.

      In addition, E.ON has identified a number of areas in which it expects to achieve cost savings through the integration of Ruhrgas with other E.ON Group companies. Major areas of cost savings include the reduction of procurement costs through process optimization and joint purchasing power, the integration of gas trading activities in central Europe and savings in overhead costs.

      For more information on Ruhrgas, see “— Business Overview — Ruhrgas.” For more information on the impact of this transaction, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” In addition, in connection with E.ON’s on.top project, E.ON Energie transferred or will transfer a number of shareholdings to Ruhrgas or to E.ON AG, and Ruhrgas transferred or will transfer a number of shareholdings to E.ON Energie. These transfers, which generally took place in December 2003 or will take place in 2004, are described in more detail in “— Group Strategy — On.top.”

OTHER SIGNIFICANT EVENTS

      On January 17, 2003, E.ON agreed to sell its 15.9 percent shareholding in Bouygues Telecom S.A. (“Bouygues Telecom”), the French wireless communications company, to Bouygues S.A. (“Bouygues Group”). Bouygues Group agreed to purchase the shares in two steps. In the first step, the Bouygues Group acquired a 5.8 percent stake in Bouygues Telecom from E.ON in March 2003. In the second step, the Bouygues Group exercised a fixed price call option on E.ON’s remaining 10.1 percent interest in December 2003.

      In June 2003, Viterra disposed of Viterra Energy Services AG (“Viterra Energy Services”), to CVC Capital Partners. Under U.S. GAAP, Viterra Energy Services was accounted for as discontinued operations until its disposal.

      In June 2003, the shareholders’ meeting of E.ON Bayern AG (“E.ON Bayern”) passed a resolution authorizing the majority shareholder E.ON Energie to use a squeeze out procedure to acquire all E.ON Bayern stock held by minority shareholders. The registration of the share transfers in the commercial register has not yet occurred. As of December 31, 2003, E.ON Energie held a 98.9 percent interest in E.ON Bayern.

      In September 2003, E.ON Energie through a series of transactions acquired majority stakes in the Czech regional electricity utilities Jihomoravská energetika a.s. (“JME”) and Jihoceská energetika a.s. (“JCE”). The acquisition process also involved the sale of E.ON Energie’s minority stakes in the regional power distributors Západoceská energetika a.s. (“ZCE”) and Vychodoceská energetika a.s. (“VCE”) to the Czech state-owned company CEZ. As of December 31, 2003, E.ON Energie held 85.7 percent of JME and 84.7 percent of JCE.

      Beginning in November 2003, following its receipt of the approval of the relevant cartel authorities, E.ON Energie’s majority-owned subsidiary Sydkraft increased its stake in the Swedish energy utility Graninge from 36.3 percent to 79.0 percent as of December 31, 2003. In January 2004, following completion of a mandatory tender offer, E.ON’s indirect stake in Graninge further increased to 97.5 percent.

      On November 28, 2003, in an extraordinary shareholders’ meeting, Thüga’s general assembly passed a resolution authorizing the majority shareholder E.ON AG to use a squeeze out procedure to acquire all Thüga stock held by minority shareholders. The registration of the share transfers in the commercial register has not yet occurred. At the end of the year, E.ON Energie transferred 67.7 percent of Thüga to Ruhrgas (which already owned a 10.0 percent interest) and now holds 18.9 percent of Thüga.

      On January 16, 2004, Powergen acquired Midlands Electricity, a British electricity distributor, from Aquila Energy Inc. (“Aquila”) and FirstEnergy Corp. (“FirstEnergy”).

      For details of these transactions, see the respective division descriptions in “— Business Overview” and the descriptions in “— Business Overview — Discontinued Operations”, “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions” and “— Liquidity and Capital Resources.”

CAPITAL EXPENDITURES

      E.ON’s aggregate capital expenditures for property, plant and equipment were €2.6 billion in 2003 (2002: €3.1 billion, 2001: €2.5 billion). For a detailed description of these capital expenditures, as well as E.ON’s expected capital expenditures for the period beginning in 2004, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

BUSINESS OVERVIEW

INTRODUCTION

      E.ON is the third-largest industrial group in Germany, measured on the basis of market capitalization at year-end 2003. In 2003, the Group was organized into five separate business divisions: E.ON Energie, Ruhrgas, Powergen, Viterra and Degussa.

      E.ON Energie: E.ON Energie is one of the largest non-state-owned European power companies in terms of electricity sales, with revenues of €22.6 billion (which included €1.3 billion of electricity taxes that were remitted to the tax authorities) in 2003. E.ON Energie’s core business consists of the ownership and operation of power generation facilities and the transmission, distribution and sale of electric power, gas and heat in Germany and continental Europe. The E.ON Energie division owns interests in and operates power stations with a total installed capacity of approximately 51,300 megawatts (“MW”), of which E.ON Energie’s attributable share is approximately 34,900 MW (not including mothballed, shutdown and reduced power plants). Through its own operations, as well as through distribution companies, in most of which it owns a majority interest, E.ON Energie also distributes electricity, heat and gas to regional and municipal utilities, commercial and industrial customers and residential customers, which together account for more than one-third of the electricity consumption by end users in Germany. E.ON Energie’s minority interests in utilities are generally accounted for under the equity method. As a result, a portion of electricity-related earnings are recorded as income from equity interests and are not reflected in E.ON’s consolidated revenues. Management views these associated companies as an integral part of the operations of E.ON Energie. In 2003, the E.ON Energie division contributed 48.7 percent of E.ON’s revenues and recorded internal operating profit of €3.1 billion.

      Ruhrgas: Ruhrgas is one of the leading non-state-owned gas companies in Europe and the largest gas business in Germany in terms of gas sales, with 553.3 billion kWh of gas sold in the period from February through December 2003. Ruhrgas’ principal business is the supply, transmission, storage and sale of natural gas. Ruhrgas imports gas from Russia, Norway, the Netherlands, the United Kingdom and Denmark, and also purchases gas from domestic sources. Ruhrgas sells this gas to regional and supraregional distributors, municipal utilities and industrial customers in Germany and increasingly also exports gas to customers in other European countries. Ruhrgas is active in gas transmission within Germany via a network of approximately 11,000 kilometers (“km”) of gas pipelines, and operates a number of underground gas storage facilities and gas compressor stations, also in Germany. In addition, Ruhrgas holds several stakes in German and other European gas transportation and distribution companies, as well as a small shareholding in OAO Gazprom (“Gazprom”), Russia’s main natural gas exploration, production, transportation and marketing company. For the period from February through December 2003, Ruhrgas recorded revenues of €12.1 billion (which included €2.5 billion in natural gas taxes that were remitted to the tax authorities) and internal operating profit of €1.1 billion. The Ruhrgas division contributed 26.1 percent of E.ON’s revenues in 2003.

      Powergen: Powergen is an integrated energy company with its principal operations now focused in the United Kingdom. In March 2003, E.ON transferred LG&E Energy (Powergen’s principal U.S. operating subsidiary) and its direct parent holding company from a subsidiary of Powergen to E.ON US Holding GmbH, a direct subsidiary of E.ON AG. Throughout 2003, however, Powergen continued to have primary operating responsibility for LG&E Energy and its related utility and non-utility operations, which comprised Powergen’s U.S. business. In 2003, the Powergen division recorded revenues of €9.9 billion or 21.3 percent of E.ON’s revenues, and internal operating profit of €0.6 billion. Powergen and its associated companies are actively involved in the ownership and operation of power generation facilities, as well as the distribution and supply of electric power and gas. Powergen and LG&E Energy own interests in and operate power stations with a total installed capacity of approximately 21,084 MW, of which their attributable share is approximately 19,434 MW (not including mothballed and shutdown power plants). On January 16, 2004, Powergen completed the acquisition of the distribution business of Midlands Electricity, together with an electrical contracting operation, an electricity and gas metering business and minority interests in three power stations. The acquisition has approximately doubled the number of customer connections served by Powergen’s U.K. distribution business, bringing it to 4.8 million.

      Viterra: Viterra, E.ON’s real estate group, is engaged in two businesses: residential real estate and real estate development. Viterra is one of Germany’s largest private owners of residential property, with a property portfolio at year-end 2003 of approximately 152,000 housing units, including approximately 27,000 housing units legally owned by MIRA Grundstücksgesellschaft und Co. KG (“MIRA”). Viterra also held approximately 80 commercial units at year-end. In 2003, E.ON’s Viterra division had revenues of €1.1 billion and internal operating profit of €0.3 billion, and contributed 2.3 percent of E.ON’s revenues.

      Degussa: Following the first step of the RAG/Degussa transaction described in “— History and Development of the Company — Ruhrgas Acquisition”, E.ON holds a 46.5 percent interest in Degussa, one of the major specialty chemical companies in the world. As of February 2003, E.ON operates Degussa under joint control with RAG, which also holds a 46.5 percent interest, and accounts for Degussa using the equity method. For this reason, the sales figure recorded for Degussa comprises only the company’s January 2003 revenues. For all periods from February 1, 2003, E.ON records 46.5 percent of Degussa’s after-tax earnings in its internal operating profit. For the one-month period ended January 31, 2003, Degussa had revenues of €994 million. For the full fiscal year, Degussa contributed internal operating profit of €157 million. In a second step of the RAG/Degussa transaction, E.ON is to sell enough shares of Degussa to RAG by May 31, 2004 to give RAG a 50.1 percent interest.

      Until the end of 2001, E.ON reported its telecommunications activities as a separate segment. Following the sale of its remaining minority interest in the French mobile telecommunications network operator Bouygues Telecom in 2003, E.ON’s only remaining telecommunications interest is a 50.1 percent stake in the Austrian mobile telecommunications network operator ONE GmbH (“ONE”), formerly Connect Austria Gesellschaft für Telekommunikation GmbH (“Connect Austria”). E.ON considers its former telecommunications division to be of minor significance. Accordingly, as of January 2002, E.ON is reporting the results of these activities under Other/ consolidation in its segment reporting. Effective January 1, 2002, ONE is accounted for at equity in E.ON’s Consolidated Financial Statements, as was Bouygues Telecom until divestment of the first tranche of the shares to the Bouygues Group in March 2003.

      For information on E.ON’s discontinued operations, including its former oil, distribution/ logistics, aluminum and silicon wafers divisions, as well as certain activities of the E.ON Energie, Powergen, Viterra and Degussa divisions, see “— Discontinued Operations.”

      The following table sets forth the revenues of E.ON by division for 2003, 2002 and 2001:

	2003		2002		2001

	(€ in		(€ in		(€ in
	millions)%		millions)%		millions)%

E.ON Energie(1)(2)	22,579	48.7	19,142	52.3	15,840	42.9
Ruhrgas(3)	12,085	26.1	—	—	—	—
Powergen(2)(4)	9,894	21.3	4,422	12.1	—	—
Other/consolidation(2)(5)	(273)	(0.6)	81	0.2	3,841	10.4

Core Energy Business	44,285	95.5	23,645	64.6	19,681	53.3
Viterra(2)	1,085	2.3	1,214	3.3	868	2.4
Degussa(2)(6)	994	2.2	11,765	32.1	16,337	44.3

Other Activities	2,079	4.5	12,979	35.4	17,205	46.7

Total Revenues(7)	46,364	100.0	36,624	100.0	36,886	100.0

(1)	Includes electricity taxes of €1,308 million in 2003, €933 million in 2002 and €694 million in 2001. Sales and cost of sales from trading activities in 2001 have been presented as a net amount in sales to conform with the required presentation of trading activities in 2002 and 2003.

(2)	Excludes the sales of certain activities now accounted for as discontinued operations. For more details, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(3)	Includes the results of Ruhrgas from the date of consolidation on February 1, 2003. Sales for the period include natural gas taxes of €2,525 million.

(4)	Includes the results of Powergen from the date of consolidation on July 1, 2002.

(5)	Includes primarily the parent company and effects from consolidation, as well as the results of the former telecommunications division, as explained above. In 2001, also includes the sales (€3,279 million) for Klöckner for the period until its disposal in October of that year. For further information on Klöckner’s disposal, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions.”

(6)	In 2003, includes results of Degussa for the month of January only, prior to its deconsolidation. For more details, see “— Degussa — Overview”, “Item 5. Operating and Financial Review and Prospects — Overview” and Note 4 of the Notes to Consolidated Financial Statements.

(7)	Excludes intercompany sales.

      Most of E.ON’s operations are in Germany. German operations produced 64.3 percent of E.ON’s revenues (measured by location of operation) in 2003 (2002: 62.3 percent; 2001: 62.5 percent). E.ON also has a significant presence outside Germany representing 35.7 percent of revenues by location of operation for 2003 (2002: 37.7 percent; 2001: 37.5 percent). In 2003, approximately 61.0 percent (2002: 55.2 percent; 2001: 48.1 percent) of E.ON’s revenues were derived from customers in Germany and 39.0 percent (2002: 44.8 percent; 2001: 51.9 percent) from customers outside Germany. For more details about the segmentation of E.ON’s revenues by location of operation and customers for the years 2003, 2002 and 2001, see Note 31 of the Notes to Consolidated Financial Statements. At December 31, 2003, E.ON had 66,549 employees, approximately 55.7 percent of whom were employed in Germany. For more information about employees, see “Item 6. Directors, Senior Management and Employees — Employees.”

      E.ON believes that as of December 31, 2003, it had close to 478,000 shareholders worldwide. E.ON’s shares, all of which are Ordinary Shares, are listed on all seven German stock exchanges, as well as on the Swiss electronic stock exchange. They are also actively traded over the counter in London. E.ON’s American Depositary Shares (“ADSs”), each of which represents one Ordinary Share, are listed on the New York Stock Exchange (“NYSE”).

E.ON ENERGIE

          Overview

      Following the VEBA-VIAG merger, the merger of PreussenElektra and Bayernwerk formed the new E.ON Energie on July 14, 2000. E.ON Energie, which is wholly owned by E.ON, is one of the largest European power companies in terms of electricity sales. E.ON Energie had revenues of €22.6 billion (which included €1.3 billion of electricity taxes that were remitted to the tax authorities), €17.5 billion of which in Germany, and internal operating profit of €3.1 billion in 2003. In 2003, E.ON Energie, together with Ruhrgas, was responsible for all of E.ON’s energy activities in Germany and continental Europe and was one of the four interregional electric utilities in Germany that are interconnected in the western European power grid.

      In connection with E.ON’s acquisition of Ruhrgas, E.ON Energie was required to divest certain shareholdings. For more information about the required divestments, see “— History and Development of the Company — Ruhrgas Acquisition.”

      In addition, in connection with E.ON’s on.top project, E.ON Energie has transferred or will transfer a number of shareholdings to Ruhrgas or to E.ON AG, and Ruhrgas has transferred or will transfer a number of shareholdings to E.ON Energie. These transfers are described in more detail in “— History and Development of the Company — Group Strategy — On.top.”

      In order to further focus its energy business in Germany and in continental Europe, E.ON Energie entered into the following transactions in 2003 and the beginning of 2004:

•	In June 2003, E.ON Bayern’s general assembly passed a resolution authorizing the principal shareholder E.ON Energie to use a squeeze out procedure to acquire E.ON Bayern stock held by minority shareholders. The registration of the share transfers in the commercial register has not yet occurred. As of December 31, 2003, E.ON Energie held a 98.9 percent interest in E.ON Bayern.

•	In September 2003, E.ON Energie through a series of transactions acquired majority stakes in the Czech regional electricity utilities JME and JCE. The acquisition process also involved the sale of E.ON Energie’s minority stakes in the regional power distributors ZCE and VCE to the Czech state-owned company CEZ. As of December 31, 2003, E.ON Energie held a 85.7 percent stake in JME and a 84.7 percent stake in JCE.

•	Beginning in November 2003, following its receipt of the required approvals from the relevant cartel authorities, E.ON Energie’s majority-owned subsidiary Sydkraft increased its stake in the Swedish utility Graninge from 36.3 percent to 79.0 percent. Swedish law required E.ON to make a public tender for all outstanding Graninge shares following the acquisition of a majority stake. At the close of this mandatory offer in January 2004, E.ON’s indirect stake in Graninge had increased to 97.5 percent and Graninge was delisted. In 2003, Graninge sold approximately 7 TWh of electricity to 240,000 customers and generated approximately 4 TWh of power.

•	In 2003, E.ON Energie through its regional distributors and through Thüga (of which an interest of 67.7 percent was transferred to Ruhrgas at the end of the year) purchased minority shareholdings in a number of smaller energy companies. Although most of these investments have been rather small in terms of the amounts paid, management believes that the investments by the regional distributors have a significant strategic value in enhancing E.ON Energie’s competitive position in the relevant markets.

•	In January 2004, E.ON Energie sold its 4.99 percent shareholding in the Spanish utility Union Fenosa S.A. on the market.

      In order to further streamline its German distribution business, E.ON Energie continued in 2003 to merge individual distribution companies in which it holds a majority interest into larger entities. In August 2003, E.ON Energie merged its subsidiaries Elektrizitätswerk Wesertal GmbH (“EWW”), Elektrizitätswerk Minden-Ravensberg (“EMR”) and PESAG Aktiengesellschaft into the single larger regional distribution company E.ON Westfalen Weser AG, in which E.ON Energie held a 62.8 percent stake as of December 31, 2003. The three merged companies sold approximately 9 TWh of electricity and 4 TWh of gas in 2003. Also in August 2003,

E.ON Energie merged the northern German electricity and gas distribution company Schleswag AG (“Schleswag”) and the regional gas distributors Hein Gas Hamburger Gaswerke GmbH (“Hein Gas”) and Hanse Gas GmbH into the new company E.ON Hanse AG (“E.ON Hanse”), in which E.ON Energie held a 73.8 percent interest as of December 31, 2003. In 2003, the merged companies sold about 9 TWh of electricity and 46 TWh of gas. Each of the mergers was retroactively effective as of January 1, 2003. E.ON Energie expects the mergers to generate cost savings and to improve operational efficiency.

          Operations

      Electricity generated at power stations is delivered to customers through an integrated transmission and distribution system. The principal segments of the electricity industry in the countries in which E.ON Energie operates are:

Generation:	the production of electricity at power stations;
Transmission:	the bulk transfer of electricity across an interregional power grid, which consists mainly of overhead transmission lines, substations and some underground cables (at this level there is a market for bulk trading of electricity, through which sales and purchases of electricity are made between generators, regional distributors, and other suppliers of electricity);
Distribution and Sale:	the transfer and sale of electricity from the interregional power grid and its delivery, across local distribution systems, to customers; and
Trading:	the buying and selling of electricity and related products for purposes of portfolio optimization, arbitrage and risk management.

      E.ON Energie and its associated companies are actively involved in all segments of the electricity industry. The core business consists of the ownership and operation of power generation facilities and the transmission, distribution and sale of electricity and, to a lesser extent, gas and heat, to interregional, regional and municipal utilities, traders, industrial and commercial customers and standard-rate customers (residential customers and small businesses).

      The following table sets forth the sources of E.ON Energie’s electric power in kWh in 2003 and 2002:

	2003	2002
	million	million	%
Sources of Power	kWh	kWh	Change

Own production	162,688	155,736	+4.5
Purchased power	117,656	106,188	+10.8
from power stations in which E.ON Energie has an interest of 50 percent or less	17,954	14,725	+21.9
from other suppliers	99,702	91,463	+9.0
Total power procured*	280,344	261,924	+7.0
Power used for operating purposes, network losses and pump storage	(10,947)	(11,360)	-3.6

Total	269,397	250,564	+7.5

*	Excluding physically-settled electricity trading activities at EST, Sydkraft and E.ON Finland. EST’s physically-settled electricity trading activities amounted to 138,981 million kWh and 162,543 million kWh in 2003 and 2002, respectively.

      In 2003, E.ON Energie procured a total of 280.3 billion kWh of electricity, including 10.9 billion kWh used for operating purposes, network losses and pumped storage. E.ON Energie purchased a total of 18.0 billion kWh of power from power stations in which it has an interest of 50 percent or less. In addition, E.ON Energie purchased 99.7 billion kWh of electricity from other utilities, 6.6 billion kWh of which were from Scandinavian utilities and 21.4 billion kWh of which were from Vattenfall Europe, the eastern German interregional utility, for redistribution by eastern German regional distributors. In addition, E.ON Energie purchased power from local generators in Hungary totaling 15.9 billion kWh.

      Following the abolition of separate geographic operating areas for utilities under the Energy Law (as defined in “— Regulatory Environment”) in 1998, E.ON Energie began to supply power nationwide and to broaden its activities in neighboring countries. E.ON Energie is thus significantly expanding beyond its traditional home markets, which include parts or all of the German states of Schleswig-Holstein, Lower Saxony, Hesse, North Rhine-Westphalia, Mecklenburg-Western Pomerania, Brandenburg, Saxony-Anhalt, Thuringia and Bavaria. E.ON Energie supplied about one-third of the electricity consumed by end users in Germany in 2003. Electricity accounted for 74.0 percent of E.ON Energie’s 2003 sales (2002: 73.4 percent), gas revenues represented 17.4 percent (2002: 16.8 percent), district heating 3.6 percent (2002: 3.6 percent) and other activities 5.0 percent (2002: 6.2 percent).

      The following table sets forth data on the sales of E.ON Energie’s electric power in 2003 and 2002:

	Total	Total
	2003	2002	%
	million	million	Change in
Sale of Power* to	kWh	kWh	Total

Non-consolidated interregional, regional and municipal utilities	128,058	139,547	-8.2
Industrial and commercial customers	93,650	70,605	+32.6
Standard-rate customers	47,689	40,412	+18.0

Total	269,397	250,564	+7.5

*	Excluding physically-settled electricity trading activities at EST, Sydkraft and E.ON Finland. EST’s physically-settled electricity trading activities amounted to 138,981 million kWh and 162,543 million kWh in 2003 and 2002, respectively.

      The increase in the total sale of power reflects the inclusion of newly consolidated companies. For further information, see “Item 5. Operating and Financial Review and Prospects — Results of Operations.” E.ON Energie’s total gas sales volume amounted to 132.3 billion kWh in 2003, an 18.1 percent increase from 112.0 billion kWh in 2002.

      E.ON Energie’s company structure reflects the different characteristics of electricity and gas utilities, and in addition, reflects the individual segments of its electricity business: generation, transmission, distribution and sale and trading. The following chart shows the major subsidiaries of the E.ON Energie group as of December 30, 2003, their respective fields of operation and the percentage of each held by E.ON Energie as of that date.

E.ON ENERGIE GROUP

Holding Company

E.ON Energie AG

•	Leading entity for the management and coordination of the group activities.
•	Centralized strategic, controlling and service functions.

Conventional Power Plants

E.ON Kraftwerke GmbH (100%)

•	Power generation by conventional power plants.
•	Waste incineration.
•	Renewables.
•	District heating.

Nuclear Power Plants

E.ON Kernkraft GmbH (100%)

•	Power generation by nuclear power plants.

Hydroelectric Power Plants

E.ON Wasserkraft GmbH (100%)

•	Power generation by hydroelectric power plants.

Transmission

E.ON Netz GmbH (100%)

•	Operation of high voltage grids (110 kilovolt-380 kilovolt).
•	System control, including provision of regulating and balancing power.

Distribution, Sale and Trading of Electricity, Gas and Heat

E.ON Sales & Trading GmbH (100%)

•	Supply of electricity, gas, heat and energy services to large customers as well as to regional and municipal distributors.
•	Centralized wholesale functions.
•	Optimization of energy procurement costs.
•	Physical energy trading and trading of energy-based financial instruments and related risk management.
•	Optimization of the value of the power plants’ assets in the market place.

Seven regional distributors across Germany (shareholding percentages range from 56.5 to 98.9 percent).

•	Distribution and sale of electricity, gas, heat and water to retail customers.
•	Energy consulting.

Ruhr Energie GmbH (100%)

•	Customer service and electricity and heat supply to utilities and industrial customers in the Ruhr region.

Municipal and Regional Shareholdings

Thüga AG (86.6%)(1)

•	Minority shareholdings in municipal and regional distributors (mainly distributors of electricity, gas and water) to which Thüga provides operational and managerial advice.
•	Own distribution and supply activities (electricity and gas).
•	Majority shareholding in gas distribution companies in Italy.

Major International Shareholdings

Sydkraft AB (55.2%)(2)

•	Generation, distribution, marketing, trading and sale of electricity, gas and heat, mainly in Sweden and Finland, including Graninge.

E.ON Finland Oyj (formerly Espoon Sähkö Oyj)

(65.6%)(2)

•	Generation, distribution, marketing, trading and sale of electricity and heat in Finland.

E.ON Benelux Generation N.V. (100%)

•	Power generation by conventional power plants.
•	District heating.

E.ON Hungária Rt. (100%)

•	Generation, distribution, marketing and sale of electricity and gas in Hungary through its group companies.

E.ON Czech Holding AG (100%)

•	Distribution, marketing and sale of electricity and gas in the Czech Republic through its group companies.

Západoslovenská energetika a.s. (49%)

•	Distribution, marketing and sale of electricity in Slovakia.

Services/ Others

E.ON Engineering GmbH (100%)

•	Group internal and external consulting and planning services in the energy sector.
•	Marketing of expertise in the area of conventional, renewable, cogeneration and nuclear power generation and pipeline business.

E.ON Energy Projects GmbH (100%)

•	Project development for renewables and combined heat and power generation.

is:energy GmbH (74.8%)

•	IT services.

(1)	On December 31, 2003, 67.7 percent of Thüga was transferred to Ruhrgas.

(2)	On December 31, 2003, Sydkraft and E.ON Finland were transferred to E.ON AG.

      For details, see “— History and Development of the Company — Group Strategy  — On.top.”

German Operations

Power Generation

      General. E.ON Energie owns interests in and operates electric power generation facilities in Germany with a total installed capacity of approximately 33,000 MW, its attributable share of which is approximately 25,100 MW (not including mothballed, shutdown or reduced power plants). The power generation business division is subdivided into three units according to fuels used: E.ON Kraftwerke GmbH (“E.ON Kraftwerke”) owns and operates the power stations using fossil fuel energy sources, as well as waste incineration plants and renewable generation facilities, E.ON Kernkraft GmbH (“E.ON Kernkraft”) owns and operates the nuclear power stations and E.ON Wasserkraft GmbH (“E.ON Wasserkraft”) owns and operates the hydroelectric power plants.

      Based on the consolidation principles under U.S. GAAP, E.ON Energie reports 100 percent of revenues and expenses from majority-owned power plants in its consolidated accounts without any deduction for minority interests. Conversely, 50 percent and minority-owned power plants are accounted for by the equity method. Power generation capacity in jointly owned plants is generally reported based on E.ON’s ownership percentage.

      The following table sets forth E.ON Energie’s major electric power generation facilities (including cogeneration plants) in Germany, the total capacity and the capacity attributable to E.ON Energie for each facility as of December 31, 2003, and their start-up dates.

E.ON ENERGIE GERMAN ELECTRIC POWER STATIONS

		Capacity Attributable
	Total	to E.ON Energie
	Capacity			Start-up
Power Plants	Net MW	%(1)	MW	Date

Nuclear
Brokdorf	1,370	80.0	1,096	1986
Brunsbüttel	771	33.3	257	1976
Emsland	1,329	12.5	166	1988
Grafenrheinfeld	1,275	100.0	1,275	1981
Grohnde	1,360	83.3	1,133	1984
Gundremmingen B	1,284	25.0	321	1984
Gundremmingen C	1,288	25.0	322	1984
Isar 1	878	100.0	878	1977
Isar 2	1,400	75.0	1,050	1988
Krümmel	1,260	50.0	630	1983
Unterweser	1,345	100.0	1,345	1978

Total	13,560		8,473

Lignite
Buschhaus	350	100.0	350	1985
Kassel	33	50.0	17	1988
Lippendorf S	891	50.0	446	1999
Schkopau	900	55.6	500	1995

Total	2,174		1,313

Hard Coal
Bexbach 1	714	33.3	238	1983
Buer (CHP)	70	100.0	70	1985
Datteln 1	95	100.0	95	1964
Datteln 2	95	100.0	95	1964
Datteln 3	113	100.0	113	1969
Farge	325	100.0	325	1969
GKW Weser/ Veltheim 2	93	74.0	69	1965
GKW Weser/ Veltheim 3	320	74.0	237	1970
Heyden	865	100.0	865	1987
Kiel	323	50.0	162	1970
Knepper C	345	100.0	345	1971
Mehrum C	690	50.0	345	1979
Rostock	508	50.4	256	1994
Scholven B	345	100.0	345	1968
Scholven C	345	100.0	345	1969
Scholven D	345	100.0	345	1970
Scholven E	345	100.0	345	1971

		Capacity Attributable
	Total	to E.ON Energie
	Capacity			Start-up
Power Plants	Net MW	%(1)	MW	Date

Hard Coal (Continued)
Scholven F	676	100.0	676	1979
Shamrock	132	100.0	132	1957
Staudinger 3	293	100.0	293	1970
Staudinger 5	510	100.0	510	1992
Wilhelmshaven	747	100.0	747	1976
Zolling	449	100.0	449	1986
Other (<20 MW installed capacity)	14	100.0	14	1983

Total	8,757		7,416

Natural Gas
Burghausen	120	100.0	120	2001
Emden GT	52	100.0	52	1972
Franken I/1	383	100.0	383	1973
Franken I/2	440	100.0	440	1976
GKW Weser/ Veltheim 4 GT	400	74.0	296	1975
GT Ummeln	60	74.0	44	1973
Huntorf	290	100.0	290	1977
Irsching 3	415	100.0	415	1974
Jena-Süd	199	73.0	145	1996
Kirchmöser	178	100.0	178	1994
Robert Frank 4	487	100.0	487	1973
Staudinger 4	622	100.0	622	1977
Other (<20 MW installed capacity)	22	n/a	15	n/a

Total	3,668		3,487

Fuel Oil
Audorf	87	100.0	87	1973
Hausham GT 1	25	100.0	25	1982
Hausham GT 2	25	100.0	25	1982
Hausham GT 3	25	100.0	25	1982
Hausham GT 4	25	100.0	25	1982
Ingolstadt 3	386	100.0	386	1973
Ingolstadt 4	386	100.0	386	1974
Itzehoe	87	100.0	87	1972
Wilhelmshaven	56	100.0	56	1973
Zolling GT 1	25	100.0	25	1976
Zolling GT 2	25	100.0	25	1976

Total	1,152		1,152

Hydroelectric
Aufkirchen	27	100.0	27	1924
Bittenbrunn	20	100.0	20	1969
Bergheim	24	100.0	24	1970
Braunau-Simbach	100	50.0	50	1953

		Capacity Attributable
	Total	to E.ON Energie
	Capacity			Start-up
Power Plants	Net MW	%(1)	MW	Date

Hydroelectric (Continued)
Egglfing	81	100.0	81	1944
Eitting	26	100.0	26	1925
Ering	73	100.0	73	1942
Erzhausen	220	100.0	220	1964
Feldkirchen	38	100.0	38	1970
Gars	25	100.0	25	1938
Geisling	25	100.0	25	1985
Happurg	160	100.0	160	1958
Hemfurth	20	100.0	20	1915
Jochenstein	132	50.0	66	1955
Kachlet	54	100.0	54	1927
Langenprozelten	164	100.0	164	1975
Neuötting	26	100.0	26	1951
Nußdorf	48	76.5	37	1982
Oberaudorf-Ebbs	60	50.0	30	1992
Passau-Ingling	86	50.0	43	1965
Pfrombach	22	100.0	22	1929
Reisach	105	100.0	105	1955
Rosenheim	35	100.0	35	1960
Roßhaupten	46	100.0	46	1954
Schärding-Neuhaus	96	50.0	48	1961
Stammham	23	100.0	23	1955
Straubing	22	100.0	22	1994
Tanzmühle	28	100.0	28	1959
Teufelsbruck	25	100.0	25	1938
Töging	85	100.0	85	1924
Vohburg	23	100.0	23	1992
Walchensee	124	100.0	124	1924
Waldeck 1	120	100.0	120	1931
Waldeck 2	440	100.0	440	1975
Wasserburg	24	100.0	24	1938
Other run-of-river, pump storage and storage	775	n/a	729	n/a

Total	3,402		3,108

Others	203		181

E.ON Energie Total Germany	32,916		25,130

Mothballed/ Shutdown/Reduced
Arzberg 5	104	100.0	104	1966
Arzberg 6	252	100.0	252	1974
Arzberg 7	121	100.0	121	1979
Aschaffenburg 21	150	100.0	150	1963
Aschaffenburg 31	143	100.0	143	1971

		Capacity Attributable
	Total	to E.ON Energie
	Capacity			Start-up
Power Plants	Net MW	%(1)	MW	Date

Mothballed/ Shutdown/Reduced (Continued)
Emden 4	433	100.0	433	1972
Franken II/1	206	100.0	206	1966
Franken II/2	206	100.0	206	1967
Irsching 1	151	100.0	151	1969
Irsching 2	312	100.0	312	1972
Offleben	280	100.0	280	1988
Pleinting 1	292	100.0	292	1968
Pleinting 2	402	100.0	402	1976
Rauxel 2	164	100.0	164	1967
Schwandorf D	292	100.0	292	1972
Stade	640	66.7	417	1972
Staudinger 1 (2)	249	100.0	249	1965
Staudinger 2	249	100.0	249	1965
Westerholt 1 (3)	138	100.0	138	1959
Westerholt 2 (3)	138	100.0	138	1961

Total	4,922		4,699

Shutdown
Scholven G (4)	672	50.0	336	1974
Scholven H (4)	672	50.0	336	1975
Schwandorf B (5)	99	100.0	99	1959
Schwandorf C (5)	99	100.0	99	1961

Total	1,542		870

(1)	Percentage of total capacity attributable to E.ON Energie.

(2)	Operates in winter, shutdown in summer.

(3)	Dismantling in process and finished, respectively.

(4)	Not included in October 2000 shutdown program discussed below.

(5)	Closed down before the shutdown program discussed below; already dismantled.

(CHP)	Combined Heat and Power Generation.

      In addition, E.ON Energie’s international businesses had a total installed capacity of approximately 18,400 MW as of December 30, 2003, of which approximately 9,800 MW was E.ON Energie’s attributable share. For detailed information about E.ON Energie’s international power generation facilities, see “— International Shareholdings.”

      In response to intense competition in Germany over wholesale prices, E.ON Energie has been forced to assess all of its production facilities very carefully with respect to actual and, in the medium term, expected profitability. In October 2000, as a result of this analysis, E.ON Energie decided to shut down or permanently suspend operations at certain power plants with a total installed capacity of approximately 4,900 MW by the end of 2003. This decision primarily affected older and smaller units. The shutdowns of the nuclear power plant Stade and the lignite power plant Arzberg 5 in November and December 2003, respectively, completed the shutdown program.

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

      Nuclear Power. E.ON Energie operates its German nuclear power plants through the holding company E.ON Kernkraft. These nuclear power plants are required to meet applicable German safety standards, which are among the most stringent standards in the world (see “— Environmental Matters”). For the reprocessing of their nuclear waste, E.ON Energie’s nuclear power plants have contracts with Cogema in France and BNFL in the United Kingdom. German law allows the delivery of spent nuclear fuel rods for reprocessing until June 30, 2005. Under German law, the Federal Republic of Germany is responsible for the final storage of all domestic nuclear waste at the expense of the generator.

      Operators of nuclear power plants are required under German law to establish sufficient financial provisions for future obligations that arise from the use of nuclear power. The three required provisions are for: (1) management of spent nuclear fuel rods, (2) disposal of contaminated operating waste and (3) the eventual decommissioning of nuclear plants. At year-end 2003, E.ON Energie had a total of approximately €13.4 billion provided for these purposes in respect of nuclear power plants included in the consolidated accounts, consisting of €4.9 billion for management of spent nuclear fuel rods, €0.4 billion for disposal of operational waste and €8.1 billion for decommissioning costs. These provisions are stated net of advance payments of €0.9 billion. In determining its pro rata share of these provisions, provisions attributed to minority interests included in E.ON Energie’s consolidated accounts have been deducted and provisions for nuclear plants in which E.ON Energie has a minority interest are added. At year-end 2003, on such a pro rata basis, E.ON Energie’s provisions for these purposes totaled €13.9 billion, as compared to €12.9 billion at year-end 2002. The increase reflects the impact of the first-time application of SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), which requires that asset retirement obligations be recorded at their fair value. For additional details on these and other provisions, see “Item 5. Operating and Financial Review and Prospects — Results of Operations” and Note 23 of the Notes to Consolidated Financial Statements.

      In May 1995, PreussenElektra decided to shut down its nuclear power plant at Würgassen for economic reasons and, in October 1995, it applied for and received permission from the German authorities to decommission and dismantle the Würgassen plant in accordance with German nuclear energy legislation. E.ON Energie expects the decommissioning of Würgassen, which began in October 1995, to last until approximately 2015. In 2000, as a result of the investigation of all of its power plants described above, E.ON Energie also decided to shut down the nuclear power plant Stade. In July 2001, E.ON Kernkraft filed an application with the Lower Saxonian Ministry of Environment to decommission and dismantle Stade. E.ON Energie expects to receive the approval for decommissioning/ dismantling by the end of 2004. Stade was shut down in November 2003, and E.ON Energie expects its decommissioning to last approximately 10 to 12 years. E.ON Energie has provided €2.1 billion for the decommissioning of Würgassen and Stade, including the management of spent nuclear fuel rods and the dismantling of the plants.

      After the German Social Democratic Party and the German Green Party (Bündnis 90/Die Grünen) (together, the “Coalition”) were elected to lead the German federal government in 1998, the Coalition agreed to phase out the generation of nuclear energy in Germany. The Coalition also agreed to hold “consensus-forming” discussions with operators of nuclear power plants in order to find a solution to various issues in the area of nuclear energy agreeable to all parties. The discussions began in January 1999 and resulted in an agreement on nuclear power in June 2001 and in an amendment of the German Nuclear Power Regulations Act (Atomgesetz, or “AtG”), which was passed by the German parliament in December 2001 and took effect in April 2002.

      Among other things, the amendment provides as follows:

•	Termination of Fuel Reprocessing: The transport of spent fuel elements for reprocessing will be allowed until June 30, 2005 at the latest. Following this deadline, the operators must store spent fuel in interim facilities on the premises of the nuclear plants. Such storage requires the approval and construction of interim storage facilities. E.ON believes this transition period from reprocessing to on-site storage will allow it to satisfy its obligations under its reprocessing contracts with Cogema and BNFL.

•	Nuclear Phase-out: The operators of the nuclear plants have agreed to a specified number of operating kWh for each nuclear plant. This number has been calculated on the basis of 32 years of plant operation using a high load factor. The operators may trade allotted kWh among themselves. This means that if one nuclear plant closes before it has produced the allotted amount of kWh, the remaining kWh may be transferred to another nuclear power plant.

      As part of the agreement, the German federal government has agreed not to institute any future changes in German tax law which discriminate against nuclear power operations in comparison with other forms of power generation.

      The Company considers its provisions with respect to nuclear power operations to be adequate with respect to the costs of implementing the agreement. E.ON Energie has no plans to construct any new nuclear power plants in Germany.

      In March 1999, the German parliament passed the Tax Relief Act 1999/2000/2002 (Steuerentlastungsgesetz 1999/2000/2002, the “Tax Relief Act”). The Tax Relief Act contains new rules for the tax treatment of nuclear provisions. Furthermore, the German tax authorities have adopted a more stringent interpretation of the previous law with respect to the years before 1999. The changes to the tax status of the provisions include the following:

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

      In 2002, the Company concluded its general discussions with the tax authorities regarding the treatment of the years prior to 1999, and the tax calculations for these years have been agreed in principle. Part of the resulting tax has already been paid and the Company has established a provision to cover the remaining amounts. The years from 1999 are still under review.

      None of the changes to the tax treatment of nuclear provisions described above cause any changes to the financial statements the Company prepares for other purposes. Due to the recognition of a related deferred tax asset generated by temporary differences between the balance sheet prepared for financial reporting purposes and the balance sheet for tax purposes, the changes in the tax status of the provisions for nuclear waste disposal had no material adverse effect on the Company’s consolidated net income in 1999. However, the Tax Reduction Act (Steuersenkungsgesetz), which was enacted in October 2000, included a lowering of the corporate income tax from 40 percent to 25 percent, which has resulted in a reduction of the deferred tax asset relating to the provisions. The increase of the corporate tax rate to 26.5 percent for the year 2003 only under the Flood Victims Solidarity Act (Flutopfersolidaritätsgesetz) had no significant impact on deferred taxes. For a general description of the Tax Reduction Act and the Flood Victims Solidarity Act, see “— Operating Environment — Economic Background — Germany.”

      E.ON Kernkraft purchases fuel elements for nuclear power plants from independent domestic and international suppliers. E.ON Energie considers the supply of uranium and fuel elements on the world market to be adequate.

      Hard Coal. In 2003, approximately 40 percent of the hard coal used by E.ON Energie’s German operations was mined in Germany. Traditionally, hard coal is mined in Germany under much more difficult conditions than in other countries. Therefore, German coal production costs are substantially above world market levels, and E.ON Energie strongly believes they will continue to remain high. Although electricity producers were in the past required to purchase German coal, they are now free to purchase coal from any source. To encourage the purchase of German coal, the German federal government has been paying direct subsidies to German producers enabling them to offer domestic coal at world market prices, although it is now in the process of reducing such subsidies. Due to high production costs and the reduction in subsidies, the volume of German coal production has shown a relatively steady decline in the past and is expected to continue to decline further. However, E.ON Energie expects that adequate supplies of imported coal for its operations will be available on the world coal market at acceptable prices. Hard coal is generally available from multiple sources, though prices are determined on international commodities markets and are therefore subject to fluctuations.

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

      Gas and Oil. In Germany, the price of natural gas is linked to the price of oil and other competing fuels. This mechanism has been enforced in order to reduce the influence of, and dependence on, gas-producing countries. Only about 18 percent of gas demand in Germany is satisfied by German deposits, while about 82 percent is satisfied through imports from foreign producers, primarily from Russia, Norway and the Netherlands. Fuel oil power plants are only used for peak load operations. E.ON Energie purchases its fuel oil from traders or directly from a number of oil companies. As with natural gas, the price of fuel oil depends on the price of crude oil.

      Water. This domestic source of energy is primarily available in southern Germany due to the presence of mountains and rivers. The variable costs of production are extremely low in the case of run-of-river plants and consequently, these plants are used to cover base load requirements. Storage and pump storage facilities are used to meet peak demand and for back-up power purposes.

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

      Although E.ON’s power plants are maintained on a regular basis, there is a certain risk of failure for power plants of every fuel type (for example, the breakdown of a generator in the non-nuclear part of the Unterweser power plant in 2002 resulted in the plant being out of service for six months ending in February 2003 and a broken spray duct lid in the nuclear power plant Brunsbüttel resulted in the plant being out of service in February and March 2003). In addition, the summer heat wave in Europe in 2003 reduced the availability of electric generating facilities dependent on using river water for cooling purposes. Depending on the associated generation capacity, the length of the outage and the cost of the required repair measures, the economic damage due to such failure can vary significantly. In order to meet contractual commitments, electricity which cannot be generated at these plants has to be bought from other generators or has to be generated from more expensive plants. Thus, power plant outages can affect the division’s internal operating profit.

          Transmission

      The German power transmission grid of E.ON Energie is located in the German states of Schleswig-Holstein, Lower Saxony, Mecklenburg-Western Pomerania, Brandenburg, North Rhine-Westphalia, Saxony-Anhalt, Hesse, Thuringia and Bavaria, and reaches from the Scandinavian border to the Alps. The grid is interconnected with the western European power grid with links to the Netherlands, Austria, Denmark and Eastern Europe. With a system length of over 42,000 km and a coverage area of nearly 200,000 km2, the grid covers more than one-third of the surface area of Germany. The high-voltage network allows long-distance power transport at low transmission losses. The system is operated from two main system control centers, one in Lehrte near Hanover and one in Karlsfeld near Munich. In addition, there are more than twenty smaller regional control and service units at decentralized locations within the grid area. The system is mainly, but not completely (depending on regional locations), operated by E.ON Netz GmbH.

      Access to E.ON Energie’s power transmission grid is open to all potential users. The Company believes its usage fees and conditions comply with existing German regulations governing grid access. For further information, see “— Regulatory Environment — Electricity Grid Access.”

      The Baltic Cable links the grid of E.ON Energie to Scandinavia and is one of the longest (250 km) direct current submarine cables in the world, currently transmitting approximately 372 MW to 456 MW of its maximum designed capacity of 600 MW. Sydkraft currently owns one-third of the cable, with the remaining two-thirds owned by the Norwegian utility Statkraft SF (“Statkraft”).

          Distribution and Sale

      Electricity. The German utilities historically established defined supply areas which were coextensive with their distribution grids. See “— Operations.” The following map shows E.ON Energie’s current supply area in Germany through its majority shareholdings in regional electricity distribution companies:

      E.ON Energie supplied about one-third of the electricity consumed by end users in Germany in 2003. Its customers are interregional, regional and municipal utilities, traders, industrial and commercial customers and, through regional distributors, standard-rate customers predominantly in those parts of Germany highlighted on the above map. In compliance with the EU Commission’s conditions upon approving the VEBA-VIAG merger, E.ON Energie’s majority-owned regional distributors E.DIS and TEAG in eastern Germany purchase power from E.ON Energie’s competitor Vattenfall Europe. E.ON Energie’s majority-owned distributor Avacon likewise purchases its power primarily from Vattenfall Europe for those of its customers situated in the eastern German state of Saxony-Anhalt. In 2003, E.ON Energie sold 163.0 billion kWh of electricity in western Germany and 29.0 billion kWh in eastern Germany compared with 162.1 billion kWh and 27.2 billion kWh in 2002, respectively.

      The following table sets forth the sale of E.ON Energie’s electric power (excluding that used in physically settling its trading activities) in Germany in 2003 and 2002:

	Germany	Germany
	2003	2002	%
	million	million	Change
Sale of Power to	kWh	kWh	in Total(1)

Non-consolidated interregional, regional and municipal utilities	106,803	106,901	-0.1
Industrial and commercial customers	53,196	53,548	-0.7
Standard-rate customers	32,016	28,857	+10.9

Total	192,015	189,306	+1.4

(1)	The increase is primarily attributable to the first-time full year inclusion of results from certain companies, such as EMR and EWW.

      In order to offer optimized services to major customers and to equalize supply and demand at all times with respect to the costs of procurement, E.ON Energie has integrated the main parts of its trading and sales operations into EST. EST focuses on the national and international wholesale business for regional utilities, large municipal utilities and major industrial customers, and is also responsible for E.ON Energie’s trading operations in central Europe. The regional distribution companies manage the main part of E.ON Energie’s retail business, which is the supply of power to municipal utilities, industrial and commercial customers, as well as residential customers. The functions of the regional sales centers in Dresden, Düsseldorf and Stuttgart, which had organized the supply of electricity to customers in areas that were not covered by E.ON Energie’s regional distribution companies, have been allocated to the regional distribution companies as of January 1, 2004. The following chart sets forth the principal supply structure of E.ON Energie’s electricity sales.

      The supply contracts under which E.ON Energie’s regional distributors (all are majority-owned) regularly order their required load for upcoming years have historically had relatively long terms. Typical supply contracts now last for one to two years. Potential alternative sources of electricity include the purchase of electricity from other utilities and auto-generation by municipalities, regional distributors or industrial customers. The regional distributors’ contracts with municipal utilities contain varying terms and conditions. Long-term concession contracts permit municipal utilities and regional distributors to supply electricity to residential customers within a municipality.

      Gas. Most of the distribution subsidiaries of E.ON Energie supply natural gas to households, small businesses and industrial customers in many parts of Germany. In addition, during 2003 E.ON Energie held a 86.6 percent interest in Thüga. At the end of the year, E.ON Energie transferred 67.7 percent of Thüga to Ruhrgas, leaving it with a 18.9 percent interest. For details, see “— History and Development of the Company — Group Strategy — On.top.” Thüga has primarily minority shareholdings in approximately 100 regional and municipal electricity and gas utilities all over Germany. As an active minority shareholder, it offers operational competence as well as other services and advice to the companies in which it owns minority equity interests. E.ON Energie’s gas sales volume in Germany in 2003 amounted to 113.8 billion kWh compared with 102.6 billion kWh in 2002.

      Heat. E.ON Energie is one of the leading suppliers of district heating in Germany. It operates its own district heating networks for six cities in the Ruhr area and supplies four additional networks owned by other companies. E.ON Energie’s regional distributors are also involved in district heat and steam delivery. E.ON Energie’s total district heat deliveries increased 16.1 percent in 2003 to 22.4 billion kWh, of which 9.9 billion

kWh were supplied in Germany. The remaining supply amount is mainly supplied through E.ON Benelux Generation N.V. (“E.ON Benelux”) and Sydkraft.

      Water. Following the sale of its interest in Gelsenwasser, E.ON’s remaining water business is conducted through certain of its distribution companies, particularly E.ON Hanse and Avacon, in which E.ON Energie has shareholdings of 73.8 percent and 56.5 percent, respectively.

      Until September 2003, E.ON Energie’s principal water activities were centered in the German stock exchange-listed company Gelsenwasser. As a requirement of the ministerial approval in connection with the Ruhrgas acquisition, E.ON Energie had to dispose of Gelsenwasser. In September 2003, E.ON Energie sold its 80.5 percent interest in Gelsenwasser. Until then, Gelsenwasser was accounted for as a discontinued operation in the Consolidated Financial Statements. For more details on discontinued operations, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

      Consulting and Support Services. E.ON Engineering GmbH offers internal and external consulting, planning and construction services in the energy sector in fields such as chemical analytics and electrical, mechanical and civil engineering, with a focus on conventional and renewable power generation, cogeneration, use of biomass, development of energy strategies and CO2-emissions reduction. Building on their shareholdings in municipal and regional utilities, E.ON Energie and the regional distributors also establish partnerships and cooperative relationships with local authorities. E.ON Energie and the regional distributors operate their own electricity and gas supply systems, and provide the local authorities with consulting, technical and managerial support to promote the efficient use of electricity and gas. In addition, E.ON Energy Projects GmbH, a wholly-owned subsidiary of E.ON Energie, is engaged in the project development business, i.e. renewable generation and customized energy solutions for industrial customers.

      Customers. Through its subsidiaries and companies in which it has shareholdings, E.ON Energie serves approximately twelve million electricity customers (households) in Germany. E.ON Energie’s German operations also supply approximately five million customers (households) with gas and more than four million individuals with water.

          Trading

      In October 2000, E.ON Energie merged the two formerly separate trading floors of PreussenElektra and Bayernwerk into a single facility in Munich, combining the know-how and the resources of both companies at one location. In 2002, E.ON Energie integrated the main parts of the trading and sales operations into EST. An international team of traders buys and sells electricity on the spot and futures markets. E.ON Energie’s trading operations offer customized products that are traded on a bilateral basis, as well as trading in standard exchange-traded instruments. EST’s trading focuses on Germany, but also includes the rest of continental Europe, including the European Energy Exchange in Leipzig, the Amsterdam Power Exchange in the Netherlands, Powernext in France and Energy Exchange Austria in Austria. Until December 31, 2003, E.ON Energie’s trading activities in Scandinavia at the Scandinavian electricity exchange NordPool were conducted through Sydkraft and E.ON Finland. E.ON Energie also owns 100 percent of D-Gas, which has an experienced British team of gas traders. As part of E.ON’s on.top project, E.ON Energie transferred Sydkraft and E.ON Finland to E.ON AG at year-end 2003 and plans to transfer D-Gas to Ruhrgas during 2004. For details, see “— History and Development of the Company — Group Strategy — On.top.”

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

      E.ON Energie’s trading business has incorporated a complete and systematic risk management system in compliance with legal and regulatory requirements of the German Federal Supervisory Office for Banking, including the minimum requirements for trading activities of credit institutions. An important aspect of the system is that the trading activities are monitored by a board independent from the trading operations. For more detailed information on E.ON Energie’s management of the risks related to its trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk Management.”

      The volume of EST’s energy trading activities decreased significantly in 2003, reflecting E.ON Energie’s concentration of its trading activities in the Central European markets for which it is responsible in E.ON’s new market unit structure. However, the impact on EST’s revenues of significantly higher prices on wholesale trading markets more than offset the impact of volume reductions. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2003 Compared with Year Ended December 31, 2002 — E.ON Energie.” The following table sets forth the total volume of EST’s traded electric power in 2003 and 2002. For information on the trading volumes of Sydkraft and E.ON Finland, see the description under “— The Nordic Countries” below.

	2003	2002	%
	million	million	Change
Trading of Power	kWh	kWh	in Total

Power sold(1)	208,939	386,203	-45.9
Power purchased(1)	202,680	374,836	-45.9

Total	411,619	761,039	-45.9

(1)	Any negative balance of power purchased as compared to power sold is satisfied by the delivery of electricity generated by E.ON Energie.

International Shareholdings

      E.ON Energie participates in a number of European energy markets with shareholdings and cooperation agreements in more than a dozen countries. In those regions in which E.ON Energie has already built up a portfolio of activities, national holding companies such as E.ON Hungaria and E.ON Benelux coordinate E.ON Energie’s activities. Until December 31, 2003, E.ON Energie’s international shareholdings included the international activities of the German company Thüga, which holds a number of majority shareholdings in Italian gas distribution companies, as well as E.ON Scandinavia, the holding company for E.ON’s interests in Scandinavia and Finland. At the end of December 2003 or in 2004, as part of the on.top project, E.ON Energie transferred or will transfer these and certain other international shareholdings to Ruhrgas or to E.ON AG, and Ruhrgas transferred or will transfer certain international shareholdings to E.ON Energie. For more information, see “— History and Development of the Company — Group Strategy — On.top.”

      The Nordic Countries. In 2003, E.ON Energie was the largest shareholder in Sydkraft, the second-largest Swedish utility (on the basis of electricity sales and production capacity), with a 55.2 percent equity and a 56.6 percent voting interest. As of December 31, 2003, as a result of E.ON’s on.top project, E.ON AG holds Sydkraft directly through E.ON Scandinavia. In October 2001, E.ON Energie concluded a put option agreement which allows the remaining major minority shareholder Statkraft to sell any or all of its shares in Sydkraft to E.ON Energie at any time through December 15, 2007 (the termination date having been extended by two years in 2003). Sydkraft is active in the generation, transmission, distribution and sale of electricity, and in the heat and gas business. In 2003, it had a total installed generation capacity of 7,737 MW (including Graninge), and generated 24,338 million kWh of electricity. Sydkraft generated about 57 percent of its electric power at nuclear power plants and about 37 percent at hydroelectric plants in 2003. The remaining six percent was generated using gas turbines, hard coal and oil. For detailed information on Sydkraft’s power plants, see the table below.

      In Sweden, nuclear waste is transported to intermediate storage under the responsibility of Svensk Kärnbränslehantering AB, a company owned by the domestic producers of nuclear power and controlled by various state institutions. In 1997, a law concerning the phase out of nuclear power was passed pursuant to which the government can decide to revoke a license to conduct nuclear operations, but must compensate the owner of the nuclear plants that are phased out. Sydkraft has one nuclear reactor, Barsebäck 1, which has been closed under this law and for which Sydkraft received compensation. The Swedish parliament has also decided that the other reactor at Barsebäck, Barsebäck 2, in which Sydkraft has a 25.8 percent stake, should be phased out, but the initial closure date of 2002 was postponed by the Swedish parliament due to certain conditions that could not be fulfilled, principally that the power production of Barsebäck 2 be replaced by other means of production that do not increase emissions, and no new closure date has yet been set. Apart from these two reactors, Sydkraft has no other nuclear power plants that have been targeted for early phase-out by the Swedish government. Management believes that public opinion in Sweden has become more favorable towards nuclear power since the original phase-out decision, and that it is unclear if and to what extent Sydkraft will need to shut down other nuclear power plants. Beginning in 2002, the Swedish parliament started negotiations with all owners of nuclear power plants in Sweden which remain ongoing.

      In November 2003, Sydkraft increased its stake in the Swedish utility Graninge to a majority. As of year-end 2003, Sydkraft held 79.0 percent of Graninge. E.ON’s indirect stake in Graninge increased to 97.5 percent in January 2004. See also “— Overview” and “— History and Development of the Company — Other Significant Events.” Graninge has been fully consolidated within Sydkraft since November 2003.

      Sydkraft also supplies heat and gas and conducts electricity trading activities. In 2003, Sydkraft had sales of €2.2 billion, which included the sales of Graninge for the two-month period beginning November 2003. Electricity contributed approximately 66 percent, heat 15 percent, gas 8 percent and other 11 percent of 2003 sales. Sydkraft traded a total of approximately 80.3 TWh of electricity in 2003 (including both purchases and sales).

      Electricity prices in Sweden remained essentially stable in 2003, following a sharp increase in the fourth quarter of 2002.

      In September 2003, a blackout in parts of Sweden and Denmark was caused by a combination of a fault in the transmission grid and a failure at the power plant Oskarshamn (which is 54.5 percent owned by Sydkraft) that occurred when the plant was being returned to service following routine maintenance. The power plant restarted in November 2003 following a comprehensive investigation and analysis. Sydkraft does not expect any serious consequences to arise from the shutdown.

      In 2002, E.ON Energie entered the Finnish energy market by acquiring a 34.0 percent interest in the Finnish energy supplier Espoon Sähkö from the city of Espoo. During 2002, E.ON Energie increased its share to 65.6 percent by acquiring 31.6 percent of the outstanding shares through a public tender offer and additional share purchases. In September 2003, Espoon Sähkö was renamed E.ON Finland. E.ON Finland traded a total of approximately 35.6 TWh of electricity in 2003.

      For information on the disposition of E.ON Energie’s former shareholdings in Norway, see “— History and Development of the Company — Ruhrgas Acquisition.”

      Central and Eastern Europe. E.ON Energie has significant shareholdings in Hungary, the Czech Republic and Slovakia. In Hungary, its shareholdings in regional distributors include equity interests of 92.4 percent in Dél-dunántúli Áramszolgáltató Rt. (“DÉDÁSZ”), 97.6 percent in Észak-dunántúli Áramszolgáltató Rt. (“ÉDÁSZ”) and 92.4 percent in Tiszántúli Áramszolgáltató Rt. (“TITÁSZ”). Management believes that E.ON Energie has a market share of approximately 45 percent in the Hungarian electricity distribution market. In January 2003, E.ON Hungária founded E.ON Energiakereskedö Kft., an electricity sales company, to serve the newly liberalized Hungarian electricity market. E.ON Energie also holds a 100.0 percent stake in the generator Debreceni Kombinált Ciklusú Erömü Kft. (“DKCE”) and a 31.2 percent stake in the gas distribution and supply company Közepdunántuli Gázszolgáltató Rt. (“KÖGÁZ”), as well as a 49.8 percent stake in the gas distributor DDGÁZ.

      In the Czech Republic, E.ON Energie controls significant participations in the energy sector. As of December 31, 2003, E.ON Energie had strengthened this position by increasing its stakes in the electricity distributors JME and JCE to 85.7 percent and 84.7 percent, respectively. The acquisition process also involved the transfer of E.ON Energie’s minority stakes in the Czech regional power distribution companies ZCE (35.1 percent) and VCE (41.7 percent) to the Czech state-owned company CEZ. In addition, E.ON Energie and CEZ concluded an option agreement which allows E.ON Energie to sell and CEZ to buy E.ON Energie’s minority stakes in the Czech regional electricity distribution companies Severomoravska energetika a.s. (30.3 percent) and Severoceská energetika a.s. (5.9 percent) beginning in 2004. On a combined basis, JME and JCE provided 1.4 million customers with around 12 TWh of electricity in 2003. In the gas sector, E.ON Energie owns minority shareholdings in the distributors Jihomoravská plynárenská a.s. (“JMP”), Jihoceska plynárenska a.s. (“JCP”), Západoceská plynárenska a.s. (“ZCP”), Prazska plynárenská a.s. (“PP”) and Stredoceská plynáreská a.s. (“STP”). In 2002, E.ON Energie entered the Slovakian energy market by acquiring a 49.0 percent interest in the Slovakian electricity supplier Západoslovenská energetika a.s. (“ZSE”).

      In the Baltic region, following the re-organization of the Lithuanian energy industry, E.ON Energie now owns a 20.3 percent interest in Rytu Skirstomieji Tinklai (“RST”), the eastern Lithuanian electricity distribution company, and a 14.6 percent interest in Vakaru Skirstomieji Tinklai (“VST”), the western electricity distribution company. E.ON Energie has agreed with the Lithuanian government that it will sell its stakes in both these distributors to the new majority shareholders following the completion of the ongoing privatization process. E.ON Energie also owned a 14.3 percent stake in Lietuvos Dujos, a Lithuanian gas company, and an 18.8 percent interest in Latvijas Gaze, the only gas supplier in Latvia. In connection with E.ON’s on.top project, E.ON Energie transferred these minority interests to Ruhrgas. In return, Ruhrgas transferred minority interests in a number of Czech and Hungarian gas distribution companies to E.ON Energie. For information about these shareholdings, see “— History and Development of the Company — Group Strategy — On.top.”

      The Netherlands. E.ON Energie’s acquisition of the Dutch power producer E.ON Benelux, formerly known as Electriciteitsbedrijf Zuid-Holland N.V., in January 2000 was a significant step into the important electricity market in the Netherlands. E.ON Benelux operates hard coal and natural gas power plants for the supply of electricity and heat to bulk customers and utilities in the Netherlands. In 2003, it had a total installed generation capacity of approximately 1,780 MW, and generated 11.0 billion kWh of electricity.

      Alpine Region. E.ON Energie owns a 20.0 percent equity interest in BKW, a Swiss utility that owns important hydropower assets as well as a single nuclear power station and interests in other nuclear power stations.

      For information about transfers in connection with E.ON’s on.top project, see “— History and Development of the Company — Group Strategy — On.top.”

      The following table sets forth E.ON Energie’s major international electric power generation facilities (including cogeneration plants), the total capacity, the stake held by E.ON Energie and the capacity attributable to E.ON Energie for each facility as of December 30, 2003 (prior to the transfer of Sydkraft and E.ON Finland to E.ON AG), and their start-up dates.

E.ON ENERGIE INTERNATIONAL ELECTRIC POWER STATIONS

		E.ON Energie’s Share

	Total		Attributable
	Capacity		Capacity
Power Plants	Net MW	%	MW	Start-up Date

Nuclear
Barsebäck 2 (S)	600	25.8	155	1977
Forsmark 1 (S)	961	9.3	89	1980
Forsmark 2 (S)	954	9.3	89	1981
Forsmark 3 (S)	1,155	10.8	125	1985
Oskarshamn I (S)(2)	467	54.5	255	1972
Oskarshamn II (S)(2)	602	54.5	328	1974
Oskarshamn III (S)(2)	1,160	54.5	632	1985
Ringhals 1 (S)	835	25.8	215	1976
Ringhals 2 (S)	872	25.8	225	1975
Ringhals 3 (S)	920	25.8	237	1981
Ringhals 4 (S)	915	25.8	236	1983

Total	9,441		2,586

		E.ON Energie’s Share

	Total		Attributable
	Capacity		Capacity
Power Plants	Net MW	%	MW	Start-up Date

Hard Coal
Maasvlakte 1 (NL)(3)	520	100.0	520	1988
Maasvlakte 2 (NL)(3)	520	100.0	520	1987
Suomenoja (FIN)	80	100.0	80	1977

Total	1,120		1,120

Natural Gas
Debrecen, DKCE (H)(1)	95	100.0	95	2000
Galileistraat (NL)	209	100.0	209	1988
Heleneholm G11, G12 (S)(CHP)	130	100.0	130	1966 + 1970
Leiden (NL)	81	100.0	81	1986
RoCa 3 (NL)(3)	220	100.0	220	1996
Suomenoja GT (FIN)	50	100.0	50	1989
The Hague (NL)	78	100.0	78	1982
Other (<50 MW installed capacity)	146	n/a	103	n/a

Total	1,009		966

Fuel Oil
Abyverket G1, G2, G3 (S)(CHP)	151	100.0	151	1962-1974
Alholmens Kraft 2 (S)	240	14.9	36	2002
Barsebäck GT (S)	84	100.0	84	1974
Bravalla (S)	240	65.0	156	1972
Halmstad G11 (S)	78	100.0	78	1973
Halmstad G12 (S)	172	100.0	172	1993
Händelö (Norrköping)(S)(CHP)	100	100.0	100	1983
Kainuun Voima (FIN)	56	50.0	28	1989
Karlshamn G1 (S)	332	70.0	232	1971
Karlshamn G2 (S)	332	70.0	232	1971
Karlshamn G3 (S)	326	70.0	228	1973
Karskär G4 (S)	125	50.0	63	1968
Öresundsverket GT (S)	126	100.0	126	1971
Oskarshamn GT (S)(2)	80	54.5	44	1973
Other (<50 MW installed capacity)	45	n/a	45	n/a

Total	2,487		1,775

Hydroelectric
Balforsen (S)	88	100.0	88	1958
Bergeforsen (S)	160	44.0	70	1955
Bjurfors nedre (S)	78	100.0	78	1959
Blasjön (S)	60	50.0	30	1957
Degerforsen (S)	63	100.0	63	1965
Edensforsen (Aseleälven)(S)	67	97.7	65	1956
Edsele (S)	60	100.0	60	1965
Forse (S)	52	100.0	52	1968
Gulsele (Aseleälven)(S)	64	65.0	42	1955
Hällby (Aseleälven)(S)	84	65.0	55	1970
Hammarforsen (S)	79	100.0	79	1928
Harjavalta (FIN)	76	13.2	10	1945
Harrsele (S)	223	50.6	113	1957
Hjälta (S)	178	100.0	178	1949

		E.ON Energie’s Share

	Total		Attributable
	Capacity		Capacity
Power Plants	Net MW	%	MW	Start-up Date

Hydroelectric (continued)
Järnvägsforsen (S)	100	94.9	95	1975
Korselbränna (Fjällsjöälven)(S)	130	100.0	130	1961
Kvistforsen (S)	140	100.0	140	1962
Laseke (S)	140	19.6	27	1956
Moforsen (S)	139	100.0	139	1968
Olden (Langan)(S)	112	100.0	112	1974
Pengfors (S)	56	65.0	36	1954
Ramsele (S)	157	100.0	157	1958
Rätan (S)	60	100.0	60	1968
Selsfors (S)	61	10.6	6	1944
Stensjön (Harkan)(S)	95	50.0	48	1968
Storfinnforsen (S)	112	100.0	112	1953
Trangfors (S)	73	100.0	73	1975
Other (<50 MW installed capacity)	1,281	n/a	1,037	n/a

Total	3,988		3,155

Wind Power
Total	196	n/a	53	n/a

Other Power Plants
Jjoensuu Bio (FIN)	65	100.0	65	1986
Karskär G3 (S)	48	50.0	24	1968
Unicorn (NL)	6	100.0	6	1996

Total	119		95

Shutdown
Barsebäck 1 (S)(Nuclear)	—	25.8	—	1975

E.ON Energie Total International	18,360		9,750

(1)	For these power plants, the amount of attributable capacity as compared to E.ON Energie’s ownership interest is varied by contract.

(2)	E.ON Energie is additionally leasing 2.5 percent of the power plant’s capacity.

(3)	Power station operated by E.ON Benelux under long-term cross-border leasing arrangement.

(FIN)	Located in Finland.

(H)	Located in Hungary.

(NL)	Located in the Netherlands.

(S)	Located in Sweden.

(CHP)	Combined Heat and Power Generation.

      In addition, as of December 30, 2003 E.ON Energie held a number of primarily minority shareholdings in generation assets in Switzerland, the Czech Republic, Thailand and Scandinavia.

      Following the transfer of Sydkraft, E.ON Energie does not have interests in companies operating nuclear power plants other than those in Germany and Switzerland.

Regulatory Environment

      General. In order to promote competition in the energy production, transmission and distribution sectors, the EU adopted a directive (Directive 96/92/EC Concerning Common Rules for the Internal Market in Electricity, or the “First Electricity Directive”) in December 1996 that was intended to open access to the internal markets of EU member states to power producers from other EU member states. Germany implemented the First Electricity

Directive by enacting an Energy Law (Energiewirtschaftsgesetz, or the “Energy Law”) that came into effect on April 29, 1998. The Energy Law modified the old Energy Law, the German legal framework governing utilities that sets forth the general obligations required of electricity and gas suppliers and defines which segments of the industry are subject to regulation. In June 2003, the EU Energy Council amended the First Electricity Directive and adopted a new electricity directive (Directive 2003/54/EC Concerning Common Rules for the Internal Market in Electricity, or “the Second Electricity Directive”) that includes new rules for the organization of the EU energy market and replaces the First Electricity Directive. The following paragraphs discuss the First Electricity Directive, the Energy Law and the Second Electricity Directive, as well as other applicable German laws regulating the electricity industry, the German framework for electricity grid access and rate regulation. For information about European and German gas regulation, see “— Ruhrgas — Regulatory Environment.” E.ON Energie’s operations outside of Germany are subject to national and local regulations in the relevant countries.

      The First Electricity Directive. The First Electricity Directive established common rules for the internal EU electricity market. Under the First Electricity Directive, the EU electricity market was expected to be opened gradually to competition. Member states could choose to have either a single-buyer system or a system permitting negotiated or regulated third-party access (“NTPA” or “RTPA”). Member states that elected the NTPA system were required to publish frameworks for network charges. The Directive also required integrated utilities to keep separate accounts for their transmission activities, as well as for other activities not relating to transmission and distribution, in their internal accounting.

      The Energy Law. Germany’s Energy Law of 1998 implemented the First Electricity Directive. The Energy Law abolished exclusive supply contracts, thereby introducing competition in the supply of electricity to all consumers, and provided for non-discriminatory NTPA for all utilities. The German market was opened for all customers in one step, going far beyond the requirements of the First Electricity Directive and also beyond the steps taken by Germany’s neighboring countries. Specifically, in assessing a request for energy transmission, the Energy Law requires a transmission company to take into account the extent to which such transmission displaces electricity generated from CHP plants, renewable energy sources and, in eastern Germany, lignite-based power plants, and the extent to which it impedes the commercial operation of such power plants. Furthermore, the Energy Law modified certain cartel law provisions, such as direct applicability of abuse control filings issued by the Federal Cartel Office. This modification also necessitated an amendment of the Law Against Restraints on Competition (Gesetz gegen Wettbewerbsbeschränkungen, or “GWB”).

      Completion of the Internal Electricity Market/The Second Electricity Directive. On June 26, 2003, the EU Energy Council adopted the Second Electricity Directive, which replaces the First Electricity Directive. The Second Electricity Directive requires full market opening to competition in each member state by July 1, 2004 for commercial customers and by July 1, 2007 for household customers. The Directive also sets forth general rules for the organization of the EU electricity market, such as public service obligations, customer protection measures and provisions for monitoring the security of the EU’s electricity supply. The existing framework of negotiated third-party access in Germany is no longer allowed under the Second Electricity Directive. Instead, the Directive requires that at least a methodology for calculating grid tariffs be fixed by law or approved by an independent regulatory body which is required to be established. In addition, the Second Electricity Directive contains provisions requiring the legal unbundling of transmission and distribution system operators as well as mandatory electricity labelling for fuel mix, emissions and waste data.

      The following paragraphs provide more detail on the independent regulatory authority, legal unbundling, electricity labelling and certain of the public service requirements:

      Each of the Second Electricity Directive and the Second Gas Directive (described in “— Ruhrgas — Regulatory Environment”) requires the establishment of a regulatory body for the energy industry which will be independent of the interests of the electricity and gas industries. This regulatory body will be responsible for ensuring non-discriminatory grid access, monitoring of effective competition and the efficient functioning of the market. It will be responsible for fixing or approving the terms and conditions for connection and access to national transmission networks (or at least the methodologies to calculate such terms), including transmission and distribution tariffs, and for the provision of balancing services. It will also have the authority to require transmission and distribution system operators, if necessary, to modify their terms and conditions in order to ensure that they are proportionate and applied in a non-discriminatory manner.

      In addition, the Second Electricity Directive requires that each transmission and distribution system operator be independent, at least in terms of legal form, organization and decision-making, from other activities not relating to transmission or distribution (“legal unbundling”). This requirement does not imply or result in the requirement to separate the ownership of assets of the transmission network from the vertically integrated undertaking. The Second Electricity Directive enables member states to postpone the implementation of provisions for legal unbundling of distribution system operations until July 1, 2007 at the latest. Derogations from legal unbundling may also be granted to distribution companies serving less than 100,000 connected customers or small isolated networks. Member states can request an exemption from legal unbundling if they can prove that total and non-discriminatory access to the distribution networks can be achieved by other means.

      The Second Electricity Directive requires electricity suppliers to specify in or with bills, as well as in promotional materials for end user customers, the following information:

•	The contribution of each energy source to the overall fuel mix of the supplier over the preceding year; and

•	A reference to where information is publicly available on the environmental impact of the supplier’s activities, including the amount of CO2 and radioactive waste produced.

      Finally, the Second Electricity Directive requires that household customers and — where member states deem it appropriate — small companies are required to be provided with “universal service,” i.e., the right to be supplied with electricity and gas of a specified quality at reasonable prices, which are to be determined on a cost plus basis.

      The Second Electricity Directive is required to be implemented by each member state by July 1, 2004.

      Regulation on Cross-Border Electricity Trading. The Second Electricity Directive is accompanied by a new EU regulation on cross-border electricity trading (Regulation (EC) No 1228/2003 on Conditions for Access to the Network for Cross-Border Exchanges in Electricity, or the “Regulation on Cross-Border Electricity Trading”). This regulation requires the establishment of a committee of national experts chaired by the EU Commission. This committee will adopt guidelines on member state compensation for electricity transit flows, on the harmonization of national transmission tariffs and on the allocation of cross-border interconnection capacity as of 2005.

      At the EU level, a provisional tariff system for cross-border electricity trading came into effect in March 2002. It was based on the proposals by the European Transmission System Operators Association and will be valid, with slight modifications, until the end of 2004. The system provides a fund mechanism to cover costs resulting from cross-border trades. Until 2003, money for the fund was raised from two sources: a charge on exports and socialized costs charged to all electricity customers. As of January 1, 2004, a modified cross-border tariff system has taken effect. Instead of charging export fees for international electricity flows, transmission system operators must now pay into a fund according to their net physical import and export flows. As before, the distribution of the funds depends on transit volume, so as a large transit country Germany continues to be a net receiver of funds. This transitional tariff system will remain in effect until the guidelines outlined in the EU’s Regulation on Cross-Border Electricity Trading are applicable, most likely in 2005.

      Revisions of the Energy Law. Prior to the adoption of the Second Electricity Directive in 2003, the German government amended the Energy Law in May 2003. This amendment required the Federal Ministry of Economics and Labor to investigate how the system of NTPA influences competition in the energy markets and whether improvements in grid access are necessary, and to report its findings to the German Parliament. The so-called “monitoring report” (Report of the Federal Ministry of Economics and Labor to the Lower House of the German Parliament About the Impact of the Association Agreements on the Energy Industry and on Competition), which is a status report of the Federal Ministry of Economics and Labor to the German Parliament, was published in September 2003. The monitoring report contains a positive assessment of competition in the electricity market, and found it has a well-functioning grid access system accepted by all market participants. The monitoring report criticizes grid access charges as too high, but recommends a balance between price levels and security of energy supply, acknowledging the particular responsibility of energy companies for reliable system operations as well as for maintenance and extension of infrastructure. Therefore, according to the monitoring report, industry framework conditions should provide the companies with adequate incentives for investment in a reliable infrastructure.

      With respect to the independent regulatory authority required by the Second Electricity Directive, the monitoring report suggests that the main tasks of the regulatory authority should be to ensure effective, non-discriminatory network access for all users and to promote competition in the energy markets, using its powers of intervention only as necessary. The report also specifies that the industry participants that drew up the current NTPA agreements (discussed in “— Electricity Grid Access” below) should cooperate closely with the German government as it seeks to define the new regulatory authority’s role and competence in the coming months. Although an initial draft of the amended Energy Law implementing the Second Electricity Directive was published at the end of February 2004, the Company cannot yet predict any consequences of this legislation, as the relevant issues will also be subject to several new regulations not yet published. The government has stated it does not expect to meet the formal Second Electricity Directive implementation deadline of July 1, 2004, but expects to enact a revised Energy Law by January 2005 at the latest.

      Security of Energy Supply. In December 2003, the European Commission proposed a legislative package on energy infrastructures and security of supply. The proposed legislation has been sent to the European Parliament and the Energy Council for discussion, but adoption is not expected in 2004. The purpose of the proposed legislation is to promote investment in the EU energy sector in order to ensure high quality public services and to introduce measures supporting the security of the EU’s energy supply. The legislative package also includes a directive proposal to introduce measures to improve energy demand management and a regulation proposal to harmonize cross-border gas flows. The most important legislative proposals for the electricity industry are:

•	Directive proposal on measures to safeguard security of electricity supply and infrastructure investment. This proposed directive introduces minimum standards for grid operators to provide security of electricity supply as well as rules on ensuring reserve capacity and on approval procedures for investments in cross-border transmission lines.

•	Directive proposal on energy end-use efficiency and energy services. This proposed directive sets an annual reduction target of one percent for energy used in each member state, which would be achieved by boosting energy efficiency measures in the EU.

      The Electricity Feed-in Law and the Renewable Energy Law. Under the German Stromeinspeisungsgesetz (law governing renewable electricity fed into the power grid, or “Electricity Feed-In Law”), which came into effect simultaneously with the Energy Law in April 1998, all regional utilities with standard rate customers were required to pay for energy produced from renewable resources, including wind-generated electricity, fed into the grid. The price paid by the regional utility to the generator of renewable energy, determined by the average electricity price to the end user nationwide, typically exceeded the regional utilities’ procurement costs, thereby forcing regional utilities to pay part of the costs of renewable sources of energy. Regional utilities in whose supply area the feeding plants are located must bear these costs.

      As this led to distortions in competition, the German Parliament passed another change in the Electricity Feed-in Law, which came into effect April 1, 2000. Important aspects of the changed law, which is called the Renewable Energy Law, include:

•	Fixed tariffs for renewable energies: Tariffs for renewable energies are fixed. For wind turbines coming online in 2004, the tariff is fixed at 8.8 €cent/kWh. This tariff is limited in time, with a general term of five years that may be extended up to 20 years depending upon the actual production volume of the installation. After five years, the tariff is reduced to 5.9 €cent/kWh if 150 percent or more of a reference production, which is the potential production of the installed wind turbine operating with a constant wind speed of five meters per second over five years, has been produced. In addition, the fixed tariff is reduced by 1.5 percent for new wind turbines every year. For wind turbines coming online in 2005, this means a reduction to 8.7 €cent/kWh and 5.8 €cent/kWh respectively.

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

      The Renewable Energy Law has abolished regional differences in electricity costs for consumers and the related competitive disadvantages for E.ON Energie. However, the growing production of energy from wind turbines leads to growing costs for balancing power and for grid extensions. These costs are currently not part of the national burden sharing mechanism. They are a growing burden for E.ON Energie, however, since approximately 44 percent of Germany’s wind turbines are situated in the grid control area of E.ON Energie AG, an area that meets approximately 30 percent of German electricity demand. The German government is currently in the process of amending the Renewable Energy Law. The proposed amendment would lead to slightly lower tariffs for wind turbines onshore and higher tariffs for small biomass, geothermal and photovoltaic installations, as well as higher tariffs for wind turbines installed offshore. E.ON Energie believes that the tariffs for renewable energies are still too high. However, the proposed amendment of the Renewable Energy Law introduces a burden sharing mechanism for balancing power, which E.ON Energie supports. The burden sharing mechanism would lead to a fairer distribution of the growing costs for balancing power among all German grid operators. As a result, E.ON Energie expects to be able to pass a certain amount of balancing costs on to other grid operators. The amendment is expected to be agreed on in the first half of 2004 and may be enacted in mid-2004.

      In addition, in two court rulings dated December 22, 2003, the German Federal Court of Justice found that contractual provisions used by E.ON’s competitor RWE to impose taxes and levies upon the customer (so-called “Steuer- und Abgabeklauseln”) also apply to the additional burdens placed on electric power companies by the Renewable Energy Law, despite the fact that those burdens are neither taxes nor levies in a legal sense. Although E.ON was not a party to the proceedings that resulted in these rulings, it believes these rulings could be a legal base for all German electric power companies to pass the costs imposed by the Renewable Energy Law on to their customers.

      Co-Generation Protection Law. In order to protect existing CHP plants and give incentives to improve them, the German Parliament passed a new Co-Generation Protection Law (Kraft-Wärme-Kopplung-Gesetz) on March 1, 2002, which came into effect on April 1, 2002 and replaces the former Co-Generation Protection Law of May 2000. The new law, which expires at the end of 2010, requires local network operators to pay CHP plants the following bonus payments for electricity that is produced in combination with heat and fed into the public grid:

•	CHP plants that were commissioned before 1990 received 1.53 €cent/kWh in 2002 and 2003, and will receive 1.38 €cent/kWh in 2004 and 2005 and 0.97 €cent/kWh in 2006;

•	CHP plants that were commissioned after 1990 received 1.53 €cent/kWh in 2002 and 2003, and will receive 1.38 €cent/kWh in 2004 and 2005, 1.23 €cent/kWh in 2006 and 2007, 0.82 €cent/kWh in 2008, and 0.56 €cent/kWh in 2009;

•	CHP plants that are modernized received 1.74 €cent/kWh in 2002 and 2003, and will receive 1.74 €cent/kWh in 2004, 1.69 €cent/kWh in 2005 and 2006, 1.64 €cent/kWh in 2007 and 2008, and 1.59 €cent/kWh in 2009 and 2010; and

•	Small CHP plants with an installed capacity of less than two MW received 2.56 €cent/kWh in 2002 and 2003, and will receive 2.4 €cent/kWh in 2004 and 2005, 2.25 €cent/kWh in 2006 and 2007, 2.1 €cent/kWh in 2008 and 2009, and 1.94 €cent/kWh in 2010.

      The local network operators are in turn allowed to pass on the costs of the bonus payments to the grid operators, which may pass on the costs of the bonus system to their customers. A nationwide equalization process among the utilities was implemented in order to ensure the equal distribution of the costs of the bonus system across utilities. In 2004, every consumer will have to pay an additional approximately 0.3 €cent/kWh. Industrial customers only have to pay 0.05 €ct/kWh for that portion of their electricity consumption exceeding 100,000 kWh per year. For those customers whose electricity costs are higher than 4 percent of their total turnover, this fee for the consumption exceeding 100,000 kWh per year is limited to 0.025 cent/kWh. In 2004, the government together with the utilities will start a monitoring process to evaluate the extent to which CO2 emissions have been reduced as a result of this law and whether the current bonus payments are adequate.

      The European Union has passed a co-generation directive in order to promote the use of co-generation and thereby increase energy efficiency and reduce CO2 emissions. The directive corresponds largely to the German national CHP legislation and will not require a significant change in current German law.

      Electricity Grid Access. The First Electricity Directive was implemented in Germany with a framework for negotiated third-party access agreed by all German utilities and certain large industrial customers for access to high-, medium- and low-voltage transmission systems (Verbändevereinbarung, amended as Verbändevereinbarung II and Verbändevereinbarung II+). As of January 1, 2002, Verbändevereinbarung II+ provided for an amended framework for objective and non-discriminatory grid access by increasing transparency with respect to grid prices in order to make grid access more customer-friendly. In addition, traders were offered more flexibility and the option of booking intra-day capacities. This agreement was valid until December 2003 as part of the current Energy Law. Although the Verbändevereinbarung II+ is not in force anymore, utilities still act according to its rules and will continue to do so until the revised Energy Law is passed.

      Electricity Rate Regulation. Prices at which local and regional distributors sell electricity to standard-rate customers are currently regulated by the economics ministries of each of the German states (as provided in the Federal Electricity Tariff Regulation (Bundestarifordnung Elektrizität, or “BTO Elt”)) and are normally reset at least every two years. The rates are set at a level to assure an adequate return on investment on the basis of the costs and earnings of the electricity company. However, these governmentally-set ceiling rates do not represent the actual market situation, with numerous rates which are below the regulated tariffs designed to meet different customers’ special needs. The average price charged by utilities for an average standard-rate customer in Germany with an annual consumption of 3,500 kWh was, according to the VDEW, 17.19 €cent per kWh in 2003 (all taxes included). The average price quoted by the German Association for Energy Consumption (“VEA”) for industrial customers was 6.6 €cent per kWh, which is slightly lower than the average price per kWh charged by E.ON Energie AG (6.8 €cent per kWh), as quoted by VEA as of January 1, 2004 (net of tax). As standard-rate customers may choose between different suppliers, rate regulation is generally viewed as no longer necessary, and E.ON Energie believes it may be abandoned. Prices for sales of electricity by E.ON Energie to regional electricity companies, municipal utilities and large industrial customers are not regulated by the BTO Elt; however, they are governed by the GWB, which requires that no patently unreasonable rates are set.

      Greenhouse Gas Emissions Trading. In order to reach the greenhouse gas emissions reduction targets set by the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”), the EU adopted a directive on emissions trading (Directive 2003/87/EC Establishing a Scheme for Greenhouse Gas Emission Allowance Trading Within the Community, or the “Emissions Trading Directive”) on October 13, 2003. The Emissions Trading Directive establishes a CO2 emissions allowance trading system for member states which will start in 2005 with a test phase, followed by the first obligatory commitment period under the Kyoto Protocol from 2008 to 2012. The other five identified greenhouse gases, as defined by the Kyoto Protocol, may be included in the scheme from 2008. Since the test phase is not obligatory under the Kyoto Protocol, some exemptions — such as opt-outs for certain installations — have been included during this phase, but E.ON does not expect these exemptions to be important for the German energy industry. Under the emissions allowance trading system, operators of identified types of industrial installations within the EU (including fossil fuel-fired power plants with a thermal input exceeding 20 MW) will be obliged to acquire an emissions permit that will entitle the installation to emit a specified quantity of CO2. Although the national implementation of the Emissions Trading Directive is not expected to be finalized before mid-2004, preliminary drafts of national legislation provide that emissions allowances will be allocated to installations free of charge in Germany until at least 2007, and probably until 2012. If an installation exceeds the level of emissions covered by its allowances, it will be obliged to buy additional allowances on the market and to pay a penalty fee. E.ON Energie expects many of its gas, oil and coal-powered generating facilities to be covered by national legislation implementing the Directive. However, given that the required legislation has not yet been finalized and that the Company must also evaluate the trading systems adopted by other member states, E.ON Energie is as yet unable to quantify the potential impact of the Emissions Trading Directive on its operations.

          Competitive Environment

      Since 1998, liberalization of the electricity markets in the EU has greatly altered competition in the German electricity market, which was formerly characterized by numerous strong competitors. Following liberalization, significant consolidation has taken place in the German market, resulting in three mergers of major interregional utilities in recent years: VEBA and VIAG forming E.ON, RWE and VEW forming RWE (both in 2000) and Hamburgische Electricitäts-Werke AG (“HEW”)/Bewag Berliner Kraft und Licht Aktiengesellschaft (“BEWAG”)/VEAG/Lausitzer Braunkohle Aktiengesellschaft (“LAUBAG”) forming Vattenfall Europe in 2002. In 2003, E.ON, RWE, Vattenfall Europe and the other remaining major interregional utility, EnBW, supplied approximately 65 percent of the total electricity production in Germany.

      The interregional utilities own the high-voltage transmission lines in their traditional supply areas and are active in all phases of the electricity business. In addition to the interregional utilities, there are about 900 electric utilities in Germany at the state, regional and municipal level, many of which are partly or wholly owned by state or municipal governments. These utilities may be involved in various combinations of the generation, transmission, distribution and supply and trading functions. The liberalization of the electricity market in Germany has also led to new market structures with new market participants. The market for electricity has become more liquid and more competitive, and currently has the highest number of participants in continental Europe. The volume of electricity trading has greatly increased, reaching a trading volume of 391 TWh at the German Power Exchange’s Spot and Futures Market in 2003, more than twice the volume of 2002. In addition, approximately 200 new market participants have entered the German market since 1998, with more than half of them engaged in electricity trading. The German Power Exchange (EEX) has also become a benchmark for electricity prices in central Europe.

      Liberalization of the electricity market in Germany caused electricity prices to decrease in 1998, with significant declines in some market segments. These declines were largely due to aggressive price setting by new competitors and suppliers as well as other factors such as significant power plant overcapacity in Germany and Europe and relatively high and increasing price transparency. The rate of price declines began to slow in the second half of 2000, and prices have increased since 2001 but have developed differently in each of the customer segments. In 2003, electricity prices in Germany have continued to recover. Nevertheless, in the retail business, prices paid by customers in 2003 were three to ten percent lower than in the liberalization year 1998, while in the large industrial customers and regional distributors segment, prices remained lower than in 1998 but increased seven percent compared with 2002. A significant factor in this price recovery are new or increased costs faced by electricity companies since the beginning of liberalization. Among these new or increased costs are the electricity tax (introduced in 1998 and subject to annual increases through 2003), duties and additional costs attributable to compliance with new legislation, including the Renewable Energy Law and Co-Generation Protection Law, as well as higher costs incurred in procuring balancing power to cover fluctuations in the availability of electricity from renewable resources such as wind. As most distributors have tried to pass these increases through to their customers, electricity prices have risen more rapidly than the associated margins for generators in recent years. Taxes and duties accounted for approximately 41 percent of German electricity prices for household customers in 2003, compared with about 25 percent before deregulation in 1998. See also “Item 5. Operating and Financial Review and Prospects — Results of Operations.” E.ON Energie expects electricity prices in Germany to further increase in 2004.

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

Environmental Matters

      Air Pollution. All of E.ON Energie’s plants are subject to EU and/or national regulations, and are equipped where necessary with pollution removal devices. The most important pollution law applicable to E.ON Energie’s German plants is the German Federal Pollution Control Act (Bundesimmissionsschutzgesetz, or “BImSchG”) and its implementing ordinances. One of such ordinances, the Ordinance on Large Combustion Plants (Verordnung über Großfeuerungsanlagen, or “13. BImSchV”), sets stringent emission limits for power stations for all known air pollutants, such as sulphur dioxide (“SO2”), nitrogen oxides and dust. The emissions of E.ON Energie’s power plants are continuously measured and reported. Due to the extensive installation of scrubbers, catalysts and other pollution control devices, E.ON Energie’s power plants comply with all current requirements. In order to implement the EU environmental guideline 2001/80/EU, the German government is planning an amendment to 13. BImSchV in 2004 to introduce lower emission limits. E.ON Energie is currently evaluating the effects of the proposed lower emission limits on its power plants, and may determine that it needs to make investments in pollution control devices. E.ON is currently unable to predict whether investments will be necessary, however, since the proposed legislation is still being discussed.

      Nuclear Energy. Details of E.ON Energie’s nuclear power operations in Germany, Sweden (until year-end 2003) and those of its 20 percent minority investee BKW in Switzerland can be found under “— German Operations — Power Generation” and “— International Shareholdings — The Nordic Countries” above. E.ON Energie does not own or operate any nuclear power facilities in any other country. German safety standards for nuclear power stations are among the most stringent in the world. German nuclear power regulations are found in the AtG and a number of national regulations, guidelines and technical rules. The German regulatory framework regarding nuclear power regulations is also governed by international agreements, including the Euratom Agreement, dated March 23, 1957 (Euratomvertrag), the Paris Liability Agreement, dated July 29, 1960 (Pariser Haftungsübereinkommen), and the Non-Proliferation Treaty, dated July 1, 1968 (Nichtverbreitungsvertrag).

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

      In 1998, there was public debate about contamination in connection with radioactive waste transport facilities. In May 1998, the German Ministry for Environment, Nature Conservation and Nuclear Safety ordered all nuclear transport to cease until the reasons for such contamination were clarified and countermeasures were taken. Transport container loading procedures were identified as the cause of contamination and improvements in such procedures have been implemented. The ministry therefore issued a new permit for the transport of spent nuclear fuel elements and transport resumed in 2001.

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

      According to the Law Concerning Financing of Treatment of Nuclear Waste, the owner of a nuclear facility in Sweden is under the obligation to pay an amount determined by the Swedish government for each kWh produced in the facility to the Swedish Nuclear Waste Fund. The amounts thus paid, together with any capital gains on the amounts, are to cover the costs for phase out and closure of the facility. In accordance with Swedish law, Sydkraft has also given guarantees to governmental authorities to cover possible additional costs related to the disposal of high-level radioactive waste and nuclear power plant decommissioning. See also Note 25 of the Notes to Consolidated Financial Statements.

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

      In case of a nuclear accident in Germany, the owner of the reactor, the factory or the nuclear materials storage facility (the “Proprietor”) is subject to liability provisions that guarantee comprehensive compensation to all injured parties. Under German nuclear power regulations, the Proprietor is strictly liable, and the geographical scope of its liability is not limited to Germany or the contractual territory of the Paris Liability Agreement. The Proprietor is in principal subject to unlimited liability. The AtG and the Regulation regarding the Provision for Coverage pursuant to the AtG (Atomrechtliche Deckungsvorsorge-Verordnung, or “AtDeckV”) require every Proprietor to provide liability coverage by either insurance or financial security. The amount of coverage required is reevaluated every five years. In February 2002, the AtG was amended and the required liability coverage was increased from €256 million to €2.5 billion. E.ON Energie has insurance covering the first €256 million of damages. To provide liability coverage for the additional amounts required by the AtG amendment, the German nuclear power plant operators entered into a solidarity agreement to cover the increase, which provides that the costs of liability exceeding the operator’s own resources and those of its parent company in the event of a nuclear accident will be covered by a pool, with the nuclear facility operators having a mutual responsibility to cover each other’s damages. For details, see Note 25 of the Notes to Consolidated Financial Statements. For this reason, the AtG amendment has resulted in only a slight cost increase for liability coverage.

      In Sweden, the owner of a nuclear facility is liable for damages caused by accidents in the nuclear facility and accidents caused by nuclear substances to and from the facility. The liability is limited to an amount equal to €430 million per year, which amount must be insured according to the Law Concerning Nuclear Liability. Sydkraft has the necessary insurance for its nuclear power plants.

      Nuclear Package/ Directives for Nuclear Security, Decommissioning and Disposal. In January 2003, the European Commission presented the so-called “Nuclear Package”, a set of draft directives concerning nuclear security and decommissioning and the disposal of nuclear waste.

      The draft directive on nuclear disposal sets forth definite deadlines by which member states will be required to install and operate facilities for the permanent storage of nuclear waste. The draft directive on nuclear security and decommissioning calls for general nuclear security standards that would be applicable in all EU member states. The original draft directive included a provision that each member state require its nuclear power producers to create a separate fund that can be drawn on for expenses relating to decommissioning of nuclear power plants and the permanent storage of waste materials. In its most recent proposal, the European Commission no longer insists on externally administered decommissioning funds, which means that the current decommissioning fund regime in Germany already complies with the European Commission’s proposal. E.ON therefore hopes that adoption of the proposed draft directive would not require E.ON Energie to increase its existing provisions and would not have an impact on cash flow. However, the definitive text of the directive has not yet been determined and no assurance can be given that the adoption and implementation of the directives would not have an adverse effect on the Company’s results of operations and financial condition. The German government has made clear that it will only approve the directives if their final provisions are compatible with its current agreement with the operators of nuclear power plants in Germany and the parties’ existing plans for decommissioning and waste disposal.

RUHRGAS

Overview

      E.ON completed the acquisition of all of the outstanding shares of Ruhrgas in March 2003 and has fully consolidated Ruhrgas’ results since February 2003. Details on E.ON’s acquisition of Ruhrgas, including the actions taken by E.ON and Ruhrgas in 2003 and early 2004 to fulfill relevant conditions, the status of integration efforts and progress made on realizing synergies between the two companies are described in “— History and Development of the Company — Ruhrgas Acquisition.” In terms of sales, Ruhrgas is one of the leading non-state-owned gas companies in Europe and the largest gas company in Germany. For the period from February through December 2003, Ruhrgas recorded revenues of €12.1 billion (which included €2.5 billion in natural gas taxes that were remitted to the German tax authorities) and internal operating profit of €1.1 billion. €11.2 billion of Ruhrgas’ revenues for this period were generated in Germany and €0.9 billion was generated abroad.

      As part of E.ON’s on.top project, Ruhrgas was named the lead company of the new Pan-European Gas market unit and has taken over responsibility for all of E.ON’s non-retail gas activities in continental Europe. Accordingly, E.ON Energie has transferred or will transfer certain of its shareholdings in gas distribution and exploration companies to Ruhrgas, while Ruhrgas has transferred or will transfer certain of its downstream gas activities in central Europe to E.ON Energie. E.ON Energie will also transfer its gas trading activities to Ruhrgas in 2004. For more information about E.ON’s on.top project and the relevant changes to Ruhrgas’ business, see “History and Development of the Company — Group Strategy — On.top.”

      Operations. Ruhrgas’ principal business is the supply, transmission, storage and sale of natural gas. Through Ruhrgas AG and its subsidiaries, Ruhrgas is engaged in:

Supply:	the purchase of natural gas under long-term contracts with foreign and domestic producers, including the Russian gas company Gazprom, the world’s largest gas producer in terms of volume, in which Ruhrgas holds a small shareholding. Ruhrgas has also established U.K. and Norwegian exploration and production subsidiaries in order to increase its involvement in gas exploration and production in these countries. To supplement its supply as well as its sales business, Ruhrgas also engages in short-term gas trading activities and purchases small volumes of coke oven gas;
Transmission System:	the transmission of gas within Germany via a network of approximately 11,000 km of pipelines in which Ruhrgas holds an interest;
Storage:	the storage of gas in a number of large underground natural gas storage facilities; and
Sales:	the sale of gas within Germany to regional and supraregional distributors, municipal utilities and industrial customers, as well as the export of gas to a number of other European countries.

      The following table provides information about Ruhrgas’ purchases and sales of natural gas and coke oven gas for the full year 2003 and the eleven-month period during which it was consolidated by E.ON. The difference between gas supplies and gas sales in any given period is due to storage and metering differences and occurs routinely.

	February-
	December 2003		Total 2003
Purchases(1)	billion kWh	%	billion kWh	%

Imports	454.1	82.3	515.8	82.4
German sources	97.5	17.7	110.1	17.6

Total	551.6	100.0	625.9	100.0

Sales(2)

Distributors	349.9	63.2	405.0	63.3
Municipal utilities	139.9	25.3	163.9	25.6
Industrial customers	63.5	11.5	70.6	11.1

Total	553.3	100.0	639.5	100.0

(1)	All purchase and supply data presented herein includes relatively minimal amounts of gas that Ruhrgas does not consider part of its primary business, including volumes handled for third parties. These volumes amounted to 10.7 billion kWh and 12.5 billion kWh for the period from February to December 2003 and for the full year, respectively.

(2)	Sales figures include both domestic sales and exports.

      In addition to its natural gas supply, transmission system, storage and sales businesses, Ruhrgas’ subsidiary Ruhrgas Energie Beteiligungs-AG (“RGE”) holds primarily minority shareholdings in a number of gas distributors and energy utilities, while its subsidiary Ruhrgas Industries AG (“Ruhrgas Industries”) manages Ruhrgas’ industrial businesses, which focus on metering and industrial furnaces. The following chart summarizes the company structure of Ruhrgas and the respective fields of operations of Ruhrgas’ major subsidiaries, each of which is wholly-owned:

      On January 1, 2004, in fulfillment of one of the requirements of the ministerial approval of E.ON’s acquisition of Ruhrgas, Ruhrgas transferred its gas transmission business to a new subsidiary, Ruhrgas Transport AG & Co. KG (“Ruhrgas Transport”). See “— Transmission System — Ruhrgas Transport” below.

Supply

      Ruhrgas purchases natural gas from producers in six countries: Russia, Norway, the Netherlands, Germany, the United Kingdom and Denmark. In the eleven months following its acquisition, Ruhrgas purchased a total of 551.6 billion kWh of gas, of which approximately 82 percent was imported and approximately 18 percent was purchased from German producers. Ruhrgas was the largest gas purchaser in Germany in 2003, acquiring more than half of the total volume of gas purchased for the German market. Of the 551.6 billion kWh of gas purchased in the eleven months following its acquisition, Ruhrgas bought approximately 30 percent from Russia and approximately 28 percent from Norway, its two largest suppliers. The following table provides information on the amount of gas purchased from each country and its percentage of the total volume of Ruhrgas’ gas supply in the full year 2003 and the eleven-month period during which it was consolidated by E.ON:

	February-		Total
	December 2003		2003
Sources of Gas	billion kWh	%	billion kWh	%

Germany	97.5	17.7	110.1	17.6
Russia	167.7	30.4	186.6	29.8
Norway	156.5	28.4	174.4	27.9
The Netherlands	89.4	16.2	109.9	17.5
United Kingdom	24.8	4.5	27.3	4.4
Denmark	15.7	2.8	17.6	2.8

Total	551.6	100.0	625.9	100.0

      As is typical in the gas industry, these purchases were made under long-term supply contracts that Ruhrgas has with one or more gas producers in each country. Purchases under such contracts provided for nearly all of the gas bought by Ruhrgas in 2003; the remaining amounts were purchased on international spot markets or pursuant to short-term contracts. Ruhrgas’ current long-term contracts with fixed terms (so-called “supply”-type contracts) have termination dates ranging from 2004 to 2029 (subject in certain cases to automatic extensions unless either party gives notice of termination), while so-called “depletion”-type contracts terminate upon the exhaustion of economic production from the relevant gas field. Ruhrgas believes that its existing contracts secure the supply of a total maximum volume of approximately 10 trillion kWh of natural gas over the period to 2029. As is standard in the industry, the price Ruhrgas pays for gas under these contracts is calculated on the basis of complex formulas incorporating variables based upon current market prices for fuel oil, gas oil, coal and/or other competing fuels, with prices being automatically re-calculated periodically, usually monthly or quarterly. The contracts also generally provide for formal revisions and adjustments of the price and other business terms to reflect changes in the market (in many cases expressly including changes in the retail market for natural gas and competing fuels), generally providing that such revisions may only be made once every few years unless the parties agree otherwise. Claims for revision are subject to binding arbitration in the event the parties cannot agree on the necessary adjustments. Certain contracts also provide Ruhrgas with the possibility of buying specified quantities of gas at prices linked to those on international spot markets. The contracts also require Ruhrgas to pay for specified minimum quantities of gas even if it does not take delivery of such quantities, a standard gas industry practice known as “take or pay.” Take or pay quantities are generally set at approximately 80 percent of the firm contract quantities. To date, Ruhrgas has been able to avoid the application of these take or pay clauses in nearly all cases. The contracts also include quality and availability provisions (together with related discounts for non-compliance), force majeure provisions and other industry standard terms. Ruhrgas generally takes delivery of the gas it imports at the point at which the relevant pipeline crosses the German border. For additional information on these contractual obligations, see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations.”

      In the medium and long term, rising demand for gas in Europe, combined with falling indigenous production in European countries, particularly in the United Kingdom, will lead to a greater reliance on imports by European gas wholesalers. Accordingly, in the near future, gas producers will have to invest, in some cases quite considerably, in expanding their production capacities. In addition, the natural decline in output from older fields will need to be made up by the development of new fields. Ruhrgas believes that long-term gas purchase contracts will remain crucial to European gas supplies, ensuring a fair balance of risks between producers and importers. Ruhrgas believes the price adjustment provisions in such contracts safeguard sufficient supplies of gas at competitive prices, while the take or pay provisions give producers the necessary long-term security for investing. The economic significance of such contracts has been acknowledged by both the German government and, to an increasing extent, by the EU commission, and Ruhrgas seeks to balance its purchase and sale obligations so as to minimize risk. For information about risks relating to long-term gas supply contracts, see “Item 3. Key Information — Risk Factors.”

      Ruhrgas’ supply sources are discussed below on a country-by-country basis.

      Russia. In the period from February to December 2003, Ruhrgas purchased 167.7 billion kWh of gas, or 30.4 percent of its total gas purchased, from Russia. Russia is the largest supplier of natural gas to Ruhrgas, while Ruhrgas is the second-largest purchaser of gas from Russia. As with most of its gas imports, Ruhrgas takes ownership of its Russian gas when it reaches the German border.

      All of Ruhrgas’ purchases of Russian natural gas are made pursuant to long-term supply contracts with OOO Gazexport, the subsidiary of Gazprom responsible for exports. Ruhrgas holds a 3.5 percent direct interest in Gazprom; an additional stake of 2.9 percent in Gazprom is attributable to Ruhrgas on the basis of contractual arrangements relating to its minority interest in a Russian entity that holds these shares. In 2003, this Russian entity increased its holdings in Gazprom, thus strengthening Ruhrgas’ position as the largest foreign investor in Gazprom. Ruhrgas considers its shareholding in Gazprom to be an important element supporting its long-term supply relationship with Gazprom, which is the world’s largest gas producer, having produced approximately 5.6 trillion kWh of gas in 2003. Ruhrgas expects the importance of Russian gas exports for Europe to increase as the indigenous production of important European supply countries decreases. Gazprom has indicated it will flexibly cover about one third of Ruhrgas’ gas requirements for the German market until 2030. Ruhrgas and Gazprom may enter into new gas supply contracts in the future which will provide a contractual basis for this arrangement.

      Since the summer of 2002, Ruhrgas has been involved in efforts to set up an international consortium for the operation, rehabilitation and further development of the Ukrainian gas transit system. This project is an initiative of the Russian and Ukrainian presidents and the German Chancellor. Currently, approximately 80 percent of the Russian gas deliveries for western Europe and more than 90 percent of the Russian gas purchased by Ruhrgas flow through the Ukrainian pipeline system on the way to their final delivery points. Ruhrgas therefore believes that secure transit through the Ukraine is of paramount importance for supply security in Germany and Europe as a whole.

      In addition, Ruhrgas is a member of a consortium that holds a minority interest in Slovenský plynárenský priemysel a.s. (“SPP”), the operator of the gas transmission system in Slovakia through which most Russian gas bound for western Europe is transported.

      Ruhrgas is also working with Gazprom on plans to lay a pipeline from Russia through the Baltic Sea to western Europe. The parties expect that the pipeline, if and when built, will increase Russia’s gas export capacity to western Europe, diversify delivery routes for Russian gas to western Europe, and create new sales opportunities for Russian gas.

      Norway. In the period from February to December 2003, Ruhrgas purchased 156.5 billion kWh, or 28.4 percent of its total gas purchased, from Norwegian sources. Ruhrgas takes delivery of its Norwegian supplies at the gas import points near Emden along the German North Sea coast.

      In 2001, the Norwegian government abolished Norway’s centralized gas marketing system (the so-called GFU) for deliveries in EU member states and introduced a company-based marketing system. Currently, Ruhrgas has supply contracts with a number of major Norwegian and international energy companies that hold concessions for the exploitation of Norwegian gas fields. These contracts are either of the “depletion”-type or have set terms.

      The Netherlands. In the period from February to December 2003, Ruhrgas purchased 89.4 billion kWh, or 16.2 percent of its total gas purchased, pursuant to a single long-term supply contract with N.V. Nederlandse Gasunie. This contract provides Ruhrgas with a certain degree of flexibility in managing its supply portfolio. Ruhrgas believes such flexibility is particularly important in this case, as the Dutch gas fields are relatively close to the end consumers of Ruhrgas’ imports, making it more economically viable for Ruhrgas to react to changes in market demand by varying contract quantities. Ruhrgas takes delivery of Dutch gas at the German border.

      Germany. In the period from February to December 2003, Ruhrgas purchased 97.5 billion kWh, or 17.7 percent of its total gas purchased, from domestic gas production companies. Ruhrgas has long-term supply contracts for German natural gas with BEB Erdgas und Erdöl GmbH, Mobil Erdgas–Erdöl GmbH, Gaz de France Production Exploration Deutschland GmbH (formerly Preussag Energie GmbH) and RWE DEA AG. A number of the contracts provide Ruhrgas with significant additional flexibility by providing for the supply of minimum and maximum quantities of gas, rather than a single fixed amount. Ruhrgas also has short-term arrangements with some of its German suppliers, and in the period from February to December 2003 the company purchased 4.8 billion kWh of natural gas under short-term arrangements. Ruhrgas expects the volume of gas it purchases from domestic sources to decline over time, as German gas fields will be depleted.

      United Kingdom. In the period from February to December 2003, Ruhrgas purchased 24.8 billion kWh, or 4.5 percent of its total gas purchased, from U.K. sources. Ruhrgas purchased 8.0 billion kWh of its U.K. gas from BP Gas Marketing Ltd under a long-term supply contract. Ruhrgas purchased the remainder of its U.K. gas through its subsidiary Ruhrgas UK Exploration and Production Ltd (“Ruhrgas UK”), which has interests in U.K. gas production facilities, and on the spot short-term market. See “Exploration and Production” below for more information on Ruhrgas UK.

      In contrast to its other imported gas, which Ruhrgas takes ownership of at the German border, Ruhrgas takes delivery of its purchased U.K. gas supplies partly at Bacton and partly at Zeebrügge in Belgium. Gas from the U.K. gas fields is transported to Belgium through the undersea gas pipeline run by the project company Interconnector (UK) Limited (“Interconnector”), in which Ruhrgas owns a 10.0 percent interest. In order to transport the gas to Germany, Ruhrgas has long-term transportation contracts for the transmission of the gas through the Belgian pipeline system to the gas import point Raeren near Aachen on the German-Belgian border.

      Denmark. In the period from February to December 2003, Ruhrgas purchased 15.7 billion kWh, or 2.8 percent of its total gas purchased, from the Danish supplier DONG Naturgas A/S, with which Ruhrgas has a long-term supply contract. Ruhrgas takes delivery of Danish gas at the German border.

Trading

      In order to supplement its long-term gas supply contracts, Ruhrgas engages in a small amount of short- and medium-term gas trading. These activities are concentrated at the national balancing point in the United Kingdom and at the Zeebrügge hub in Belgium, and are mainly handled via brokers participating in open markets. In the period from February to December 2003, the total volume of purchases and sales was 35.2 billion kWh. Ruhrgas’ gas trading activities are expected to increase in 2004 following the transfer of D-Gas, the trading unit currently owned by E.ON Energie, to Ruhrgas.

Exploration and Production

      Ruhrgas participates in the exploration and production segment of the gas industry through shareholdings in gas production companies in the United Kingdom and, as of 2003, Norway. In addition, Ruhrgas opened an office in Moscow in 2003 to support gas exploration and production opportunities it may find in Russia in the future.

      United Kingdom. In the United Kingdom, Ruhrgas operates through its subsidiary Ruhrgas UK, which holds minority interests in a number of gas production fields and exploration blocks in the British North Sea.

      In 2003, Ruhrgas UK produced approximately 2.85 billion kWh (251 million cubic meters (“m3”)) of gas, primarily from the Elgin/ Franklin project, in which Ruhrgas UK holds a 5.2 percent interest. A test of production at the Scoter gas field, in which Ruhrgas UK holds a 12.0 percent interest, was made in December 2003.

      Norway. Ruhrgas established a Norwegian exploration and production subsidiary, Ruhrgas Norge AS (“Ruhrgas Norge”), in May 2003. Ruhrgas Norge has purchased a 15.0 percent stake in the Njord oil and gas field in the Norwegian Schelf area of the North Sea. Currently, gas from this field is being re-injected to increase the rate of oil recovery. Ruhrgas Norge obtained 1.6 million barrels of oil as a result of its stake in 2003, of which 1.5 million barrels were sold on the market. The field is currently expected to begin producing gas for sale in 2006 or 2007.

Liquefied Natural Gas

      Liquefied natural gas (“LNG”), which is liquefied in the producing country, transported by tanker and then converted back into gas at the receiving terminal, is an alternative to gas deliveries by pipeline. Ruhrgas has a majority shareholding in the consortium Deutsche Flüssigerdgas Terminal Gesellschaft mbH, which owns property and the necessary permits to build an LNG landing terminal in Wilhelmshaven, Germany. Although LNG is not an attractive option for German purchases under current market conditions, Ruhrgas believes its interest in this company provides it with an option for diversifying into LNG purchases should costs associated with LNG fall. No assurances can be given, however, that such a terminal will be built.

Transmission System

      Ruhrgas’ transmission system is comprised of pipelines owned by Ruhrgas, those co-owned directly by Ruhrgas and other gas companies, and those owned by project companies in which Ruhrgas holds an interest. The transmission system is used to transport the gas that Ruhrgas and third party customers receive from suppliers at gas import points on the German border or at other supply points within Germany to customers or to storage facilities for later use. Ruhrgas and its project companies also transport gas for third parties through the transmission system. The following map shows the transmission system as well as the location of compressor stations, gas storage facilities, field stations and gas import points:

Ruhrgas Gas Transmission System

      As of the end of 2003, Ruhrgas owned gas pipelines totaling 6,449 km and co-owned gas pipelines totaling 1,510 km with other companies, in some of which Ruhrgas holds a stake through its subsidiary RGE. In addition, German project companies in which Ruhrgas holds an interest owned gas pipelines totaling 3,274 km at the end of 2003. These German project companies are entities Ruhrgas has set up with German or European gas companies for a special purpose, such as establishing a pipeline connection between two countries. As shown in the map above, the Ruhrgas transmission system is located primarily in western Germany, the historical center of Ruhrgas’ operations.

      In 2003, Ruhrgas carried out monitoring and maintenance services for almost all of its transmission system. Ruhrgas maintained (including providing local monitoring) — for itself or under service contracts — a total of 12,809 km of pipelines, which includes 1,265 km of pipelines owned by third parties and 2,025 km of pipelines owned by companies in which Ruhrgas holds a stake through its subsidiary RGE. Transmission system monitoring operations are centered at Ruhrgas’ dispatching facility in Essen. Among other tasks, the center keeps the transmission system under continual surveillance, handles all reports of disturbances in the system and arranges for the necessary response to any disturbance report. In 2003, Ruhrgas performed this kind of system monitoring for about 11,600 km of pipelines. Management of operations, general maintenance (including local monitoring) and trouble shooting are handled by the Ruhrgas field stations and facilities located along the network. Ruhrgas also deploys mobile units from these stations and facilities to carry out maintenance and repair work. For certain sections of Ruhrgas’ own pipelines, primarily those where no field station or facility is located nearby, maintenance (including local monitoring) is performed by third parties. Ruhrgas’ dispatching, monitoring and maintenance processes are regularly certified under International Standards Organization (“ISO”) 9001:2000 (quality management), ISO 14001 (environmental management), OHSAS 18001, an Occupational Health and Safety Assessment Series for health and safety management systems (work safety management) and TSM, the Technical Safety Management rules of DVGW (German Association of Gas and Water Engineers). DVGW is a self-regulatory body for the gas and water industries, its technical rules serving as a basis for ensuring safety and reliability of German gas and water supplies.

      The following table provides more information on the Ruhrgas transmission system in Germany as of December 31, 2003:

		Maintained
	Total	by Ruhrgas
Pipelines	km	km

Owned by Ruhrgas	6,449	6,135
Co-owned pipelines	1,510	596
DEUDAN (PC )	110	0
EGL (PC)	67	67
MEGAL (PC)	1,080	1,080
METG (PC)	346	346
NETG (PC)	285	144
NETRA (PC)	341	106
SETG (PC)	79	79
TENP (PC)	966	966
Companies in which Ruhrgas holds a stake through its subsidiary RGE	—	2,025
Owned by third parties	—	1,265

Total in Germany	11,233	12,809

(PC)	project company

      The following table provides more information on the Ruhrgas share in each of the project companies noted above as of December 31, 2003:

Ruhrgas Share
Project Company	%

DEUDAN (Deutsch/ Dänische Erdgastransport-Gesellschaft mbH & Co. KG)	25.0
EGL (Etzel Gas-Lager Statoil Deutschland GmbH & Co)	74.8
MEGAL GmbH (Mittel-Europäische-Gasleitungsgesellschaft)	50.0
METG (Mittelrheinische Erdgastransport Gesellschaft mbH)	100.0
NETG (Nordrheinische Erdgastransportleitungsgesellschaft mbH & Co. KG)	50.0
NETRA GmbH (Norddeutsche Erdgas Transversale & Co. KG)	41.7
SETG (Süddeutsche Erdgas Transport Gesellschaft mbH)	100.0
TENP (Trans Europa Naturgas Pipeline GmbH)	51.0

      Ruhrgas’ share of the capacity of any particular pipeline it does not wholly own is determined by contract and is not necessarily related to Ruhrgas’ interest in the pipeline. Ruhrgas’ pipeline network is comprised of pipeline sections of varying diameters originally built according to the estimated capacity needed for the relevant section of the system. Currently, the transmission system contains 2,023 km of pipelines with a diameter of less than or equal to 300 millimeters, 3,028 km of pipelines with a diameter of more than 300 and less than or equal to 600 millimeters, 2,918 km of pipelines with a diameter of more than 600 and less than or equal to 900 millimeters, and 3,264 km of pipelines with a diameter of more than 900 and less than or equal to 1,200 millimeters. Due to the number and complexity of factors influencing pipeline utilization, such as temperature, the volume of third party transmissions and the availability of compressor units, Ruhrgas does not consider data on the utilization of its pipeline network to be meaningful. Ruhrgas had sufficient pipeline capacity available both in 2003 and in prior years and believes that a shortage of pipeline capacity is not a material risk in the forseeable future.

      In addition to its German transmission system, Interconnector, a U.K. project company in which Ruhrgas has a 10.0 percent interest, owns the Interconnector pipeline, a 235 km undersea gas pipeline from the United Kingdom to Belgium. Ruhrgas also owns a 3.0 percent interest in the Swiss project company Transitgas AG, which owns the 294 km Transitgas pipeline, the main gas pipeline running through Switzerland from Wallbach on the Swiss-German border to Griespass at the Swiss-Italian border.

      Compressor Stations. Compressor stations are used to produce the pressure necessary to transport gas through pipelines and to inject gas into underground storage facilities. Ruhrgas owns or co-owns 14 compressor stations, seven operating for gas transportation purposes, five for gas storage purposes and two for both. Project companies in which Ruhrgas holds an interest own an additional 18 compressor stations, with Ruhrgas acting as operator for 12 of them under service contracts. The current installed capacity of the compressor stations operated by Ruhrgas totals 831 MW. The following table provides more information about Ruhrgas’ and its project companies’ gas compressor stations as of December 31, 2003:

					Installed
					Capacity
					of Units
			Total Installed	Units	Operated
			Capacity	Operated by	by Ruhrgas
Compressor Stations	Stations	Units	MW	Ruhrgas	MW

In Germany:
Ruhrgas (transportation and storage)	14	44	384	44	384
DEUDAN (PC) (transportation)	2	4	16	0	0
EGL (PC) (storage)	1	2	13	0	0
GHG Hannover (PC) (storage)	1	3	4	0	0
MEGAL (PC) (transportation)	5	17	179	17	179
METG (PC) (transportation)	2	9	99	9	99
NETG (PC) (transportation)	2	5	50	2	20
NETRA (PC) (transportation)	1	2	21	0	0
TENP (PC) (transportation)	4	14	149	14	149

Total in Germany	32	100	915	86	831

International:
Transitgas (Switzerland)(PC)	1	4	68	0	0
Interconnector (U.K.)(PC)	1	4	108	0	0

Total international	2	8	176	0	0

(PC)	project company

      Third Party Gas Transportation. In addition to transporting its own gas, Ruhrgas transports gas within Germany for third parties. The system regulating third party access to Ruhrgas’ transmission system for the purpose of delivering gas to customers within Germany is explained in “— Regulatory Environment” below.

      Ruhrgas Transport. On January 1, 2004, in fulfillment of one of the requirements of the ministerial approval authorizing E.ON’s acquisition of Ruhrgas, Ruhrgas transferred its gas transmission business to a new subsidiary, Ruhrgas Transport. Ruhrgas Transport has sole responsibility for the gas transmission business, including technical responsibility for the transmission system, and functions independently of Ruhrgas’ sales business, which is a customer of Ruhrgas Transport. As the transmission system operator, Ruhrgas Transport controls the Ruhrgas pipeline network. The new company now handles all major functions needed for an independent gas transmission business: transmissions management, transportation contracts (including access fees), shipper relations, planning, controlling and billing. Ruhrgas Transport obtains certain support services from Ruhrgas AG under a service agreement.

Storage

      Underground gas storage facilities are generally used to balance gas supplies and heavily fluctuating demand patterns. For example, the gas send out by Ruhrgas on a cold winter day is approximately four times as high as that on a hot summer day, while the flow of gas produced and purchased is much more constant. For this reason, Ruhrgas injects gas into storage facilities during warm weather periods and withdraws it in cold weather periods to cope with peak demand. Ruhrgas stores gas in large underground gas storage facilities, which are located in porous rock formations (depleted gas fields or aquifer horizons) or in salt caverns. As of the end of 2003, Ruhrgas owned five storage facilities, co-owned another two storage facilities and leased capacity in three storage facilities in order to meet its gas storage requirements. In addition, Ruhrgas had storage capacity available through two project companies in which it is a shareholder. These owned, co-owned, leased and project company storage facilities gave Ruhrgas a usable working gas storage capacity of approximately 5 billion m3 in 2003. Due to the number and complexity of factors influencing storage utilization, particularly temperature and the terms of supply contracts, Ruhrgas does not consider data on the utilization of gas storage capacity to be meaningful. Ruhrgas had sufficient storage capacity available both in 2003 and in prior years, and does not consider a shortage of gas storage capacity to be a material risk in the foreseeable future. The following table provides more information about Ruhrgas’ gas storage facilities, all of which are situated in Germany, as of December 31, 2003:

		Ruhrgas’
		Share in
	Ruhrgas’	Maximum		Ruhrgas’ Share in
	Share in	Withdrawal		Storage Facility
	Working	Rate		or in the
	Capacity	thousand		Project Company
Underground Storage Facilities	million m3	m3/hour	Owned by	%

Bierwang(P)	1,300	1,200	Ruhrgas	100.0
Empelde(C)	19	39	GHG-Gasspeicher	13.2
			Hannover Gesellschaft mbH (PC)
Epe(C)	1,695	2,250	Ruhrgas	100.0
Eschenfelden(P)	48	87	Ruhrgas/N-ERGIE AG	66.7
Etzel(C)	422	987	Etzel Gas-Lager	74.8
			Statoil Deutschland GmbH & Co(PC)
Hähnlein(P)	80	100	Ruhrgas	100.0
Krummhörn(C)(1)	0	0	Ruhrgas	100.0
Sandhausen(P)	15	23	Ruhrgas/Gasversorgung	50.0
			Süddeutschland GmbH
Stockstadt(P)	135	135	Ruhrgas	100.0
Breitbrunn(P)	900	520	RWE Dea AG/Mobil	Leased
			Erdöl-Erdgas GmbH
Inzenham-West(P)	500	300	RWE Dea AG	Leased
Nüttermoor(C)	101	100	EWE AG	Leased

Total	5,215	5,741

(C)	salt cavern

(P)	porous rock

(PC)	project company

(1)	currently out of service for repairs/adjustments

Sales

      Ruhrgas was the largest distributor of natural gas in Germany in 2003, selling a total volume of 565.5 billion kWh of gas, or approximately 57 percent of the gas consumed in Germany in 2003. Ruhrgas also sold 74.0 billion kWh of gas outside of Germany in 2003. The following map illustrates the sales area of Ruhrgas in Germany:

      Ruhrgas sells gas to regional and supraregional distributors, municipal utilities and industrial customers. The following table sets forth information on the sale of gas by Ruhrgas in Germany for the periods presented:

	February-
	December 2003		Total 2003
Sale of Gas to:	billion kWh	%	billion kWh	%

Regional and supraregional distributors	289.0	59.1	334.8	59.2
Municipal utilities	139.9	28.6	163.9	29.0
Industrial customers	60.0	12.3	66.8	11.8

Total	488.9	100.0	565.5	100.0

      Ruhrgas’ sales contracts vary depending on the type of customer. The majority of Ruhrgas’ customers are distributors and municipal utilities. As is typical in the industry, sales contracts for these customers generally have longer terms, while sales contracts with industrial customers are shorter, typically having terms between one and five years. Price terms in all types of supply contracts are generally pegged to the price of competing fuels, primarily gas oil or heavy fuel oil, and provide for automatic quarterly price adjustments based on fluctuations in underlying fuel prices. In addition, medium- and long-term contracts, with terms of over two years, usually contain clauses that enable the parties to review prices and price formulas at regular intervals (usually every one to four years) and to negotiate adjustments in accordance with changed market conditions. Contracts for industrial customers generally provide for some form of take or pay obligation, usually in an amount of 50 to 90 percent of the overall annual contract volume. Contracts with distributors and municipal utilities generally do not include fixed take or pay provisions.

      Two requirements of the ministerial approval approving E.ON’s acquisition of Ruhrgas relate to gas sales contracts. First, customers which purchase more than 50 percent of their gas from Ruhrgas have had the option, since October 2003, of reducing the volume of gas they purchase from Ruhrgas to 80 percent of the contracted amounts for the remaining term of the relevant contract. Most customers decided not to exercise this option for the year ending September 30, 2004, having selected instead revised pricing and delivery terms, including delivery periods, for the 20 percent of contracted gas volumes they were able to terminate (thereby postponing any subsequent exercise of their termination option for one year). Second, two larger regional distributor customers in which Ruhrgas held an interest (Bayerngas and swb) were granted the right to a staged termination of their contracts over a three-year period, beginning in July 2004. To date, one of the parties has elected not to terminate the contract for the first year, with the effect that its termination rights can now be exercised as of October 1, 2005, 2006 and 2007, while the other is still considering its option. Upon a request of the German Federal Cartel Office, Ruhrgas forwarded these new contractual arrangements with its customers for review.

      In 2003, gas prices in Germany rose, due primarily to a rise in taxes on natural gas that took place at the beginning of the year. Excluding the effect of this tax increase, the increase in prices in 2003 was only marginal. Competition in the German gas industry has increased in recent years, and Ruhrgas has in certain cases responded to competitive pressure by re-negotiating the terms of sales contracts with major customers. See also “— Competitive Environment.”

      International. In the period from February to December 2003, Ruhrgas exported 64.4 billion kWh of gas to customers in other European countries, or 11.6 percent of the total volume of gas sold by Ruhrgas. The primary destinations for Ruhrgas’ exports are Switzerland and the United Kingdom, with the remainder of its exports going to customers in Austria, Hungary, Liechtenstein, Poland, Sweden, France and the Benelux countries. Ruhrgas’ exports are primarily made pursuant to long-term sales contracts similar to those it has with domestic distributors. Limitations on available gas transportation capacity across the relevant borders may restrict Ruhrgas’ ability to expand its export business to certain countries.

RGE

      Ruhrgas Energie Beteiligungs-AG, or RGE, plays an important role in assisting Ruhrgas in its expansion as a European gas company. RGE, which holds most of Ruhrgas’ equity interests in German and foreign gas distributors and municipal utilities, manages the portfolio of shareholdings with a goal of increasing the market value of the portfolio and seeks and secures new partnerships for Ruhrgas in the gas industry. In 2003, RGE’s portfolio of shareholdings included primarily minority stakes in 19 domestic and 23 foreign companies. For the eleven-month period ended December 31, 2003, RGE’s consolidated companies contributed sales of €606.9 million (approximately 5 percent of Ruhrgas’ total sales) and internal operating profit of €155.4 million. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2003 Compared with Year Ended December 31, 2002 — Ruhrgas.”

      In April 2003, RGE purchased a 20.0 percent interest in Stadtwerke Langenfeld GmbH, a municipal utility in Langenfeld, Germany, from the city of Langenfeld. RGE also acquired a 5.26 percent interest in the regional gas distributor VNG from E.ON Energie in September 2003, in preparation for Ruhrgas’ disposal of an aggregate 42.1 percent stake in VNG. RGE sold this VNG stake, as well as its shareholdings in the regional distributors Bayerngas and swb, in late 2003 and early 2004. For more information, see “— History and Development of the Company — Ruhrgas Acquisition.”

      In addition, as part of E.ON’s on.top project, RGE acquired shareholdings from E.ON Energie at the end of 2003 in the Latvian and Lithuanian gas distributors Latvijas Gaze and AB Lietuvos Dujos. In return, RGE transferred its interests in the Czech gas distributors JMP, PPH, PP and STP and in the Hungarian gas distributor DDGAZ to E.ON Energie. For more information on E.ON’s on.top project, see “— History and Development of the Company — Group Strategy — On.top.”

      In the future, Ruhrgas expects RGE to focus primarily on the acquisition of international shareholdings.

      Germany. In Germany, RGE currently holds interests in the following operating companies, which are primarily gas distributors and municipal utilities:

Share held
by RGE
Shareholding	%

Ferngas Nordbayern GmbH	53.10
Ferngas Salzgitter GmbH(1)	39.00
Gas-Union GmbH	25.93
Saar Ferngas AG	20.00
Gaswerk Philippsburg GmbH	87.90
HEAG Südhessische Energie AG (HSE)	21.21
Stadtwerke Duisburg AG	20.00
Stadtwerke Essen AG	20.00
EWR GmbH	20.00
Stadtwerke Langenfeld GmbH	20.00
Stadtwerke Chemnitz AG	15.00
MVV Energie AG	15.05
Stadtwerke Neuss Energie und Wasser GmbH	15.00
EVI Energieversorgung Hildesheim GmbH & Co. KG	12.60
Stadtwerke Hannover AG	12.00
GASAG Berliner Gaswerke AG	11.95
DREWAG — Stadtwerke Dresden GmbH	10.00
Stadtwerke Karlsruhe GmbH	10.00
Thüga AG(2)	10.00

(1)	RGE holds 24.0 percent of the voting rights. Ferngas Salzgitter GmbH holds 16.43 percent of Avacon AG.

(2)	Interest held by RGE independent of the 67.7 percent interest in Thüga transferred to Ruhrgas by E.ON Energie.

      RGE holds some stakes in companies which are customers of Ruhrgas. Other German gas companies also hold interests in certain of these companies.

      International. RGE currently holds interests in the following operating companies in countries outside of Germany, primarily in central Europe and the Nordic region:

Share held
by RGE
Shareholding	%

Gasnor ASA, Norway	15.00
Naturgass Vest AS, Norway	14.04
Nova Naturgas AB, Sweden	29.59
Gasum Oy, Finland	20.00
AS Eesti Gaas, Estonia	33.57
Latvijas Gaze, Latvia	47.15
AB Lietuvos Dujos, Lithuania	35.70
therminvest Sp.z o.o., Poland	75.00
Inwestycyjna Spolka Energetyczna Sp.z o.o. (IRB), Poland	50.00
Szczencinska Energetyka Cieplna Sp.z o.o. (SEC), Poland	26.24
EUROPGAS a.s., Czech Republic(1)	50.00
Východoceská plynárenská a.s. (VCP) (Ostböhmische Gas AG), Czech Republic	16.52
Severomoravská plynárenská a.s. (SMP) (Nordmährische Gas AG), Czech Republic	9.57
Colonia-Cluj-Napoca-Energie S.R.L. (CCNE), Romania	33.33
S.C. Congaz S.A., Romania	28.57
Ekopur d.o.o., Slovenia(2)	100.00
SOTEG – Société de Transport de Gaz S.A., Luxembourg	20.00
Compagnie Industrielle et Commerciale du Gaz S.A., Switzerland	4.00
RGE Hungaria Kft., Hungary(3)	100.00

(1)	EUROPGAS a.s. holds 50.0 percent of SPP Bohemia a.s. and 46.47 percent of Moravské naftové doly a.s. (MND) in the Czech Republic.

(2)	Ekopur d.o.o. holds 6.52 percent of Geoplin d.o.o. in Slovenia.

(3)	RGE Hungaria Kft. holds 16.34 percent of Budapester Gaswerke AG, FÖGÁZ, in Hungary.

      As with its German shareholdings, RGE holds some stakes in companies which are customers of Ruhrgas. For major international investments, RGE participates as part of a consortium with one or more other gas companies when possible.

Ruhrgas Industries

      Ruhrgas’ industrial activities are held by Ruhrgas Industries. These activities are divided into two strategic business units: Metering and Industrial Furnaces. For the eleven-month period ended December 31, 2003, the revenues of Ruhrgas Industries were €1.1 billion, or 8.7 percent of the total revenues of Ruhrgas during this period. Ruhrgas Industries contributed internal operating profit of €45.5 million during the period. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2003 Compared with Year Ended December 31, 2002 — Ruhrgas.”

      Metering. The metering business unit offers products, systems and services for gas measurement and control, as well as electricity and water meters. Activities in gas measurement and control are conducted by Elster GmbH, Instromet International N.V., G. Kromschröder AG, American Meter Company and their respective subsidiaries. Products include gas meters and regulators for household use, industrial purposes and bulk metering in the supply, transmission and production of gas. In addition, safety and control systems and components are produced for the boiler market and for uses related to process heating. In the area of electricity and water meters, the Elster Metering Group produces electricity and water meters for households, utilities and industrial customers. The main companies of the Elster Metering Group are Elster Electricity LLC, Elster Metering Ltd.,

AMCo Water Metering Systems Inc., Elster Messtechnik GmbH, Elster Iberconta S.A. and Elster Medidores S.A. Ruhrgas Industries’ electricity and water meters business was partly acquired from ABB in December 2002, with an additional four units transferred to Ruhrgas Industries during the course of 2003. The business has been consolidated within Ruhrgas since December 2002, and within E.ON since the completion of the Ruhrgas acquisition in February 2003. As part of the transaction, ABB will transfer another three units to Ruhrgas Industries in 2004 – one electricity meter unit in China, one water meter unit in Romania, and one electricity and gas meter unit in the Czech Republic. The main competitors of the metering business unit are Actaris, Badger, Emerson Process Management, Invensis, Landis & Gyr, General Electric and Schlumberger. Sales of the metering business unit totaled €841 million for the eleven-month period ended December 31, 2003.

      Industrial Furnaces. The companies in the industrial furnaces business unit produce large industrial furnaces for heating, heat-treating and melting steel and non-ferrous metals, as well as plants for heat treatment of parts and components using controlled atmosphere and vacuum technology. The main companies in the business unit are LOI Thermprocess GmbH, Ipsen International GmbH, Ipsen International Inc. and Hauzer Techno Coating B.V. In February 2003, Ruhrgas Industries acquired the Belgian company Drever International S.A., supplementing its product portfolio in the area of continuous heat-treatment systems for the steel industry. The main competitors of the industrial furnaces business unit are Techint-Italimpianti, Chugai Ro, Ebner, Stein Heurtey and Aichelin. Sales of the industrial furnaces business unit totaled €215 million for the eleven-month period ended December 31, 2003.

Regulatory Environment

      General. In order to introduce competition in gas transmission and distribution, the EU adopted a directive (EU Directive Concerning Common Rules for the Internal Market in Natural Gas 98/30/ EC, or the “First Gas Directive”) in 1998 that was intended to open access to the internal markets of EU member states to gas companies from other EU member states. The Energy Law (Energiewirtschaftsgesetz), which came into effect on April 29, 1998, implemented parts of the First Gas Directive. The amended Energy Law, which came into effect on May 24, 2003, completed the implementation of the First Gas Directive into national law. On June 26, 2003, the EU adopted a second gas directive (Directive Concerning Common Rules for the Internal Market in Natural Gas and Repealing Directive 98/30/ EC, or the “Second Gas Directive”), which replaces the First Gas Directive. The following paragraphs discuss the provisions of the First and Second Gas Directives, the Energy Law and its amendments, as well as other applicable German laws regulating the gas industry. Ruhrgas’ operations outside of Germany are subject to the different national and local regulations in the relevant countries.

      The First Gas Directive. The First Gas Directive provided for a gradual opening of EU member states’ natural gas markets to competition, and stipulated that interconnection of national transmission systems should be facilitated by establishing compatible gas quality standards. It also required the establishment of technical rules for the interoperability of systems. Under the First Gas Directive, the EU had the power to grant derogations or waive the obligation of member states to apply the rules of the Directive if it would create serious economic difficulties for companies committed to existing take or pay contracts. The First Gas Directive also allowed each member state to opt for regulated or negotiated third party access, similar to the provisions of the First Electricity Directive.

      Germany adopted legislation in 1998 — prior to the adoption of the First Gas Directive — which implemented certain parts of the First Gas Directive. The Parliament (Bundestag) implemented the remaining provisions with an amendment to the Energy Law which became effective on May 24, 2003.

      The Energy Law. The Energy Law of 1998 introduced competition in gas supply to all consumers and provided for non-discriminatory negotiated third party access (NTPA) for all utilities. The German gas market was opened for all customers in one step in the year 1998, going far beyond the requirements of the First Gas Directive and also beyond the steps taken by Germany’s neighboring countries. In 2000, the first gas association agreement (Verbändevereinbarung Gas, see also “— Third Party Access” below) provided the main basis for the NTPA grid access system for gas in Germany. Technical access rules for household and small commercial customers were introduced in September 2002.

      Legislation amending the Energy Law was adopted by the German Parliament in April 2003 and came into force on May 23, 2003. The amended Energy Law (Erstes Gesetz zur Änderung des Gesetzes zur Neuregelung des Energiewirtschaftsrechts) fully completed the implementation of the First Gas Directive into national law.

      Apart from provisions to facilitate the opening of the gas market, a newly introduced section determines the legal basis for non-discriminatory access to gas networks. In addition, the amended Energy Law formally recognized the relevant gas association agreement (Verbändevereinbarung Gas II, see “— Third Party Access” below) as good commercial practice until December 31, 2003. Transmission system operators are obliged to offer access to their transmission network under conditions that adhere to good commercial practice and that are not less favorable than conditions offered to their own business or associated companies. The amended Energy Law also obliges integrated gas companies to unbundle their accounts for gas transmission, distribution and storage from accounts of other activities.

      The amended Energy Law also required the Federal Ministry of Economics and Labor to investigate how the NTPA system influences competition in the energy markets and whether improvements in transmission system access are necessary, and to report its findings to the German Parliament. For more information on the resulting “monitoring report”, see “— E.ON Energie — Regulatory Environment.” With respect to competition in the German gas market, the monitoring report recommends reforming the current network access model. According to the monitoring report, the current model of point-to-point capacity booking and distance-related tariffs has allegedly led to discriminatory access conditions. The monitoring report briefly describes a so-called “entry-exit model” as a possible alternative, but the ministry states that it is willing to consider other proposals due to concerns regarding practicability. E.ON expects that the development of a new access regime for gas networks will be one focus of the German government in implementing the Second Gas Directive.

      Completion of the Internal Gas Market. On June 26, 2003, the EU adopted the Second Gas Directive, which replaces the First Gas Directive. Similar to the Second Electricity Directive, the Second Gas Directive requires full opening of each member state’s gas market to competition by July 1, 2004 for all non-household customers and by July 1, 2007 for all customers. The Directive also sets forth general rules for the organization of the EU gas market, including public service obligations, customer protection measures and provisions for monitoring the security of the EU’s gas supply. The existing framework of negotiated third-party access in Germany is no longer allowed under the Second Gas Directive. Instead, as in the Second Electricity Directive, the Second Gas Directive requires that a methodology for calculating grid tariffs be fixed by law or approved by a regulatory authority which is required to be established. This regulatory authority is required to be independent of the interests of the electricity and gas industries. For further information, see “— E.ON Energie — Regulatory Environment.” The Directive also requires integrated gas companies to legally unbundle their transmission and distribution system operators from other operations (legal unbundling). For information on legal unbundling, see “— E.ON Energie — Regulatory Environment.” On January 1, 2004, in fulfillment of one of the requirements of E.ON’s acquisition of Ruhrgas, Ruhrgas transferred its transmission business to Ruhrgas Transport. The Second Gas Directive is required to be implemented by each member state by July 1, 2004.

      An initial draft amendment of the Energy Law, containing provisions to implement the Second Gas Directive and reflecting the recommendations of the monitoring report, was published by the Federal Ministry of Economics and Labor at the end of February 2004. A number of regulations specifying the details of new electricity and gas regulation are expected to be published at the end of March 2004. See also “— E.ON Energie — Regulatory Environment.”

      Third Party Access. Similar to electricity, the association agreement for gas (Verbändevereinbarung Gas) signed in July 2000 provided the original framework for negotiated third party gas grid access in Germany and implemented the provisions of the First Gas Directive. It has been amended twice. The first amendment in March 2001 included, among other provisions, commercial access to storage facilities. The second amendment (Verbändevereinbarung Gas II), which came into force on October 1, 2002, included, among other provisions, access for small customers and provided a dispute settlement mechanism. The second amendment was valid until September 30, 2003. Even though the Verbändevereinbarung Gas II is not in force anymore, gas transmission companies still act according to its rules and will continue to do so until the new regulatory framework is passed and comes into force.

      Gas transmission system access in Germany has in the framework of liberalization been based on negotiated third party access, with companies seeking gas transmission system access submitting transmission requests directly to the gas transmission network operators. Transmission contracts are then negotiated mainly on the basis of standard volume per hour and distance-based prices offered by the gas transmission network operators. Standard gas transmission contracts in Germany usually last for a one-year period, but other contract durations are possible. Ruhrgas publishes the terms and conditions for gas transmission contracts lasting from 12 months to one day. Shippers are entitled to resell unused contracted transmission capacity to third parties, which supports a secondary market in the gas transmission business. In addition, shippers are able to bundle their multiple transmission contracts in a particular used pipeline, including transmission contracts for other customers. This makes it easier for shippers to sell unused transmission capacity. Ruhrgas also offers a balancing model to shippers, whereby differences between gas transmission input and output volumes are balanced out in kind over a month.

      Gas Rates. Gas and heat rates are not regulated in Germany, but the GWB (Act against Restraints on Competition) does apply. For network access, local distribution tariffs are currently priced on the basis of a postage stamp tariff, calculated according to the guidelines set by the Verbändevereinbarung Gas II for local grids. Transmission tariffs at the national and regional level are currently set by network operators using international tariffs as a benchmark.

      Greenhouse Gas Emissions Trading. The EU adopted the Emissions Trading Directive, which establishes an EU-wide greenhouse gas emissions allowance trading system, on October 13, 2003. For general information on the Emissions Trading Directive, see “— E.ON Energie — Regulatory Environment.” Ruhrgas is among the operators of identified types of industrial installations within the EU, but only expects to be affected by the requirements of the Emissions Trading Directive to a moderate extent. Ruhrgas operates several compressor stations with a thermal capacity exceeding 20 MW, and therefore expects that it will be obliged to acquire emissions permits to emit a specified quantity of CO2. Ruhrgas expects that permits will be allocated free of charge in Germany, at least until 2007. As there are still many open issues, Ruhrgas is as yet unable to quantify the potential impact of this Directive on its operations.

Competitive Environment

      Along with oil and lignite/hard coal, natural gas is one of the three primary sources of energy used in Germany. Gas is currently used for a little more than 20 percent of Germany’s energy consumption and satisfies about a third of the energy demand of the German industrial and commercial/residential sectors. Competing sources of energy include electricity and coal in all sectors, gas oil and district heating in the commercial/residential sector and gas oil and heavy fuel oil in the industrial sector. Natural gas is also used, but to a more limited extent, as an energy source for power stations. Since the 1970s, natural gas has made particular gains in the residential space heating market, where it is marketed as a modern and environmentally-friendly energy source for heating homes. At year-end 2003, approximately 47 percent of German homes were heated using gas, making gas the leading energy source for this market. In 2003, gas was chosen as the heating method for approximately 75 percent of new homes under construction.

      The German gas market has always been characterized by competition. Approximately 18 independent companies are active in the regional and supraregional distribution of gas. Competition has increased since the early 1990s, when Wingas entered the gas transmission market by building its own pipeline infrastructure. Wingas’ pipeline network currently has a length of more than 2,000 km, compared with the Ruhrgas pipeline network length of over 11,000 km. The market entry of Wingas has led to increased price competition not only in areas close to the Wingas system, but all over Germany.

      Within the German gas market, Ruhrgas competes with domestic and foreign gas companies, the gas subsidiaries of oil producers and pure trading companies. Major domestic competitors include RWE Gas, BEB, VNG and Wingas, while foreign competitors include Gaz de France, BP Gas, Econgas, Essent and Nuon. Ruhrgas currently enjoys a strong market position, supplying approximately 57 percent of all gas consumed in Germany in 2003. Nevertheless, Ruhrgas considers competition in the German gas market to be vigorous, with both new and established competitors vying for the business of Ruhrgas’ direct and indirect customers. This is partly due to the association agreements that determine the rules of negotiated third party access, which have intensified competition by facilitating market entry for foreign companies. Third party access has developed dynamically since 2000 when the first association agreement was signed, with the ratio of transmission enquiries to completed contracts rising from 15:1 in 2000 to 3:1 in 2003. Ruhrgas believes it was able to successfully compete in 2003 by remaining flexible in its contract and price negotiations and by offering attractive terms and services to its established and potential customers.

      Gas prices in gas supply contracts are mostly linked to prices for gas oil or heavy fuel oil. The prices for end consumers fluctuate according to oil price developments as well, thereby maintaining competitive prices compared to oil products independent of oil price level. Gas prices in Germany are also affected by applicable taxes on fossil fuels. In 2003, German gas prices were higher than in 2002, primarily due to an increase in taxes on natural gas of 0.20 €cent/kWh that took effect as of January 1, 2003. In line with its competition, Ruhrgas passed this tax increase on to its customers. In Germany, customers in the commercial/residential sector now pay gas prices that include at least 0.67 €cent/kWh in duties and taxes, while industrial customers pay up to 0.47 €cent/kWh in duties and taxes.

      The ministerial approval required for E.ON’s acquisition of Ruhrgas contained certain requirements intended to promote competition in the German gas market. For more information about these requirements and actions taken by Ruhrgas, see “— History and Development of the Company — Ruhrgas Acquisition.” In Ruhrgas’ opinion, these requirements have had a considerable influence on the competitive environment in Germany. In addition, the Second Gas Directive and national gas legislation being proposed to implement the Second Gas Directive may change competition in the gas industry. See “— Regulatory Environment.” Ruhrgas cannot currently predict the form and extent of those changes, or whether the proposed changes will have a negative effect on Ruhrgas’ ability to compete and results of operations. See also “Item 3. Key Information — Risk Factors.”

      Outside Germany, the gas markets in which Ruhrgas operates are also subject to strong competition. The Company cannot guarantee it will be able to compete successfully in the gas markets in which it is already present or in new gas markets Ruhrgas may enter.

Environmental Matters

      Air Pollution. The construction and operation of Ruhrgas’ gas transmission system is subject to EU and national law, rules and regulations. The most important pollution law applicable to Ruhrgas’ gas transport and storage facilities is the German Federal Pollution Control Act (Bundesimmissionsschutzgesetz, or “BImSchG”) and its implementing ordinances. Ruhrgas’ facilities comply with all of the current requirements. One of such ordinances, 13. BImSchV, is currently being amended to require reduced emission limits also for existing gas turbines for air pollutants such as NOx and carbon monoxide. For more information, see “— E.ON Energie — Environmental Matters.” Ruhrgas uses gas turbines to drive compressors for gas transportation and storage. If the turbines do not comply with the new emission limits, Ruhrgas will have to take measures to retrofit the non-complying turbines. Ruhrgas cannot currently quantify the measures that will be required by the amendment of 13. BImSchV. Any other amendments to or new environmental legislation that creates new or more stringent environmental standards could also affect the future operation of Ruhrgas’ facilities and related costs.

      Gas Storage. Natural gas underground storage facilities in Germany are subject to the 12th Ordinance on the Implementation of the German Federal Pollution Control Act (12. Verordnung zur Durchführung des Bundesimmissionsschutzgesetzes, or Störfallverordnung), which came into force in May 2000. Since then, all facilities operated by Ruhrgas have complied with all relevant requirements. Further compliance is continuously measured and reported by public authorities.

      For information on Ruhrgas’ environmental management system, see “— Transmission System” above.

Research and Development

      For the eleven-month period ended December 31, 2003, Ruhrgas spent €39.0 million on research and development (“R&D”) activities, or 0.3 percent of sales. Ruhrgas’ R&D efforts are focused on improving the operation and monitoring of its pipeline system, improving the competitive position of gas in its fields of application and opening up new market segments for gas. R&D at Ruhrgas is primarily conducted by each of the business units, which pursue projects according to their respective competitive goals and needs. In 2003, Ruhrgas continued work on high-resolution remote sensing techniques to increase automation and efficiency of pipeline monitoring and natural gas detection, including a project to install remote monitoring systems in helicopters and incident control vehicles. Ruhrgas also worked on a variety of other projects meeting its R&D objectives, such as improving low cost pipeline rehabilitation, developing tank technology for natural gas powered vehicles, testing gas fuel cell heaters, and developing gas applications for the plastics processing industry. Ruhrgas employed 437 people in R&D activities in 2003.

POWERGEN

Overview

      Powergen, a wholly-owned subsidiary of E.ON, is an integrated energy company with its principal operations now focused in the United Kingdom. E.ON completed its acquisition of Powergen on July 1, 2002, and has, since the acquisition, managed Powergen as a separate division from E.ON Energie. In October 2002, Powergen acquired the U.K. retail energy business of the TXU Group and in January 2004 Powergen completed the acquisition of Midlands Electricity, which operates an electricity distribution network adjoining Powergen’s own existing network. Additional information on these acquisitions is provided below under “U.K. Business”. For additional information on E.ON’s acquisition of Powergen, including the impairment charge recorded in 2002 in respect of the related goodwill, see “— History and Development of the Company — Powergen Acquisition,” “Item 5. Operating and Financial Review and Prospects — Results of Operations” and Notes 4 and 11 a) to the Notes to Consolidated Financial Statements.

      In March 2003, E.ON transferred LG&E Energy (Powergen’s principal U.S. operating subsidiary) and its direct parent holding company from a subsidiary of Powergen to E.ON US Holding GmbH, a direct subsidiary of E.ON AG. Throughout 2003, however, Powergen continued to have primary operating responsibility for LG&E Energy and its related utility and non-utility operations, which are described below as Powergen’s “U.S. Business”. As part of E.ON’s implementation of its on.top strategy, LG&E Energy became the lead company of E.ON’s U.S. Midwest market unit as of January 1, 2004, and now reports directly to E.ON AG. Beginning in 2004, Powergen’s operations will therefore be concentrated on its U.K.-based business and its remaining interests in Asia, while the U.S. Midwest market unit will constitute a separate segment for financial reporting purposes. See “— History and Development of the Company — Group Strategy — On.top.”

Operations

      In the United Kingdom and the United States, electricity generated at power stations is delivered to consumers through an integrated transmission and distribution system. The principal segments of the electricity industry are:

Generation:	the production of electricity at power stations;

Transmission:	the bulk transfer of electricity across an interregional power grid, which consists mainly of overhead transmission lines, substations and some underground cables (at this level there is a market for bulk trading of electricity, through which sales and purchases of electricity are made between generators, regional distributors, and other suppliers of electricity);

Distribution:	the transfer of electricity from the interregional power grid and its delivery, across local distribution systems, to consumers;

Retail:	the purchase of electricity from generators and its sale to consumers; and

Trading:	the buying and selling of electricity and related products for purposes of portfolio optimization, arbitrage and risk management.

      In the United Kingdom, Powergen and its associated companies are actively involved in electricity generation, distribution, retail and trading. All electricity transmission in England and Wales is operated by National Grid Transco plc (“National Grid”). In 2003, Powergen’s U.S. business was actively involved in all segments of the electricity industry in the states in which it had utility operations. However, the commercial elements of the electricity industry in the United States can vary from state to state, depending on the level of deregulation enacted in each jurisdiction.

      Powergen also operates significant wholesale and retail gas businesses, as well as offering fixed line telephone services to its U.K. retail energy customers. In 2003, electricity accounted for approximately 68 percent of Powergen’s sales, gas revenues accounted for approximately 27 percent and other activities (including the fixed line telephone business) accounted for approximately 5 percent. In 2003, Powergen had total sales of €9.9 billion and internal operating profit of €620 million. The U.K. business accounted for €7.9 billion or approximately 80 percent of this sales total, while the U.S. business accounted for the remaining €2.0 billion or approximately 20 percent of Powergen’s sales.

U.K. Business

      Powergen UK plc (“Powergen U.K.”) is one of the leading integrated electricity and gas companies in the United Kingdom. It was formed as one of the four successor companies to the former Central Electricity Generating Board as part of the privatization of the electricity industry in the United Kingdom in 1989. In 1998, Powergen U.K. acquired East Midlands Electricity plc, an electricity distribution and supply company.

      In October 2002, Powergen acquired the U.K. retail energy business of TXU Group (along with certain other assets) for €2.1 billion, net of €0.1 billion cash acquired. The acquisition of the TXU Group retail business has enabled Powergen to better balance its generation output with its mass market retail demand, thereby reducing exposure to wholesale price fluctuations.

      In January 2004, Powergen completed the acquisition of Midlands Electricity from Aquila Sterling Holdings LLC for €1.7 billion, net of €0.1 billion cash acquired. Aquila Sterling Holdings is a holding company owned by two U.S. energy companies, Aquila (which holds a majority interest) and FirstEnergy Corp. The distribution network operated by Midlands Electricity covers a geographical area contiguous to that of Powergen’s existing East Midlands distribution network. The Midlands Electricity network contains 2.4 million customer connections which are supplied by Powergen’s retail business or by other suppliers, and effectively doubles the size of Powergen’s U.K. distribution business, which will be operated as a single business unit under the name Central Networks. Powergen also acquired a number of other businesses in the transaction. These include an electrical contracting operation and an electricity and gas metering business in the United Kingdom, as well as minority equity stakes in companies operating three generation plants located in the United Kingdom, Turkey and Pakistan. Powergen is currently reviewing these additional businesses from a strategic and operational perspective, and expects to decide whether they will be integrated into its existing portfolio or divested during the course of 2004.

      In 2003, Powergen U.K.’s operations included electricity generation, distribution and retail, gas retail and shipping, energy trading, CHP and renewable generation businesses. As of December 31, 2003, Powergen U.K. owned or through joint ventures had an attributable interest in 9,614 MW of generation capacity, including 613 MW of CHP plants and 156 MW of operational wind and hydroelectric generation capacity. The company served approximately 8.7 million customer accounts at December 31, 2003, including approximately 5.8 million electricity customer accounts, 2.7 million gas customer accounts, 0.1 million telephone customer accounts and 0.1 million industrial and commercial electricity and gas customer accounts. Powergen’s East Midlands distribution network served 2.4 million customer connections as of the end of 2003. For 2003, Powergen’s U.K. operations had sales of €7.9 billion.

      The following table sets forth the sources and sales channels of electric power in Powergen U.K.’s operations during each of 2003 and 2002, as well as for that portion of 2002 following E.ON’s completion of the acquisition:

	Total	Total	July - December
	2003	2002	2002
Sources of Power	million kWh	million kWh	million kWh

Own production	35,881	33,574	17,749
Purchased power from power stations in which Powergen has an interest of 50 percent or less	4,289	4,581	2,320
Power purchased from other suppliers(1)	53,600	22,573	16,894
Power used for operating purposes, network losses and pump storage	(2,238)	(3,215)	(1,665)

Net power supplied(2)	91,532	57,513	35,298

Sales of Power

Mass market sales (residential customers and small and medium sized enterprises)(1)	39,280	20,369	13,551
Industrial and commercial sales(1)	32,698	16,362	10,586
Market sales	19,554	20,782	11,161

Net power sold(2)	91,532	57,513	35,298

(1)	The change in the volume of power purchased from other suppliers in 2003 compared with 2002 reflects the increase in sales in 2003, primarily to the mass market and to industrial and commercial customers, that resulted from the first-time full year inclusion of the former TXU Group retail operations.

(2)	Excluding proprietary trading volumes. For information on proprietary trading volumes, see “— Energy Trading.”

      The following table sets forth the sources and sales channels of gas in Powergen U.K.’s operations during each of the periods presented:

	Total	Total	July - December
	2003	2002	2002
Sources of Gas	million therms	million therms	million therms

Long term gas supply contracts	1,880	1,558	645
Market purchases(1)	3,945	2,373	1,547

Total gas supplied(2)	5,825	3,931	2,192

Sale and Use of Gas

Gas used for own generation	1,268	1,307	626
Sales to industrial and commercial customers(1)	1,215	949	552
Sales to retail mass market customers(1)	2,279	1,140	688
Market sales(1)	1,063	535	326

Total gas used and sold(2)	5,825	3,931	2,192

(1)	The change in gas purchased in 2003 compared with 2002 primarily reflects the increase in sales to industrial and commercial customers and to retail mass market customers as well as increased market sales in 2003 that resulted from the first-time full year inclusion of the former TXU Group retail operations.

(2)	Excluding proprietary trading volumes. For information on proprietary trading volumes, see “— Energy Trading.”

U.K. Market Environment

      Electricity. Powergen U.K. primarily operates in the electricity generation, gas shipping, electricity and gas trading and the electricity and gas retail energy markets in Great Britain (England, Wales and Scotland) and in the market for electricity distribution in England.

      National demand for electricity in England and Wales reported through the New Electricity Trading Arrangements (“NETA”) was 305 TWh for the twelve months ended December 31, 2003, compared with 300 TWh in 2002. In the medium term, Powergen expects electricity demand in the United Kingdom to grow by an average of between 1 to 2 percent per annum under normal weather conditions. It also expects a growing proportion of that demand to be met by smaller CHP and renewable source power stations embedded within local distribution networks.

      The principal commercial features of the electricity industry in the United Kingdom in recent years have been increasing competition in supply through a principle of open access to the transmission and distribution systems. Suppliers are free to compete with each other in supplying electricity to consumers anywhere within England, Wales and Scotland. All electricity supply (retail) and distribution activities were separated in England and Wales in 2001, splitting the market into a liberalized supply sector and a regulated network distribution sector.

      On March 27, 2001, a new set of trading rules known as NETA was introduced in England and Wales. NETA provides a market-based framework for electricity trading and wholesale sales, as well as a method of settling trading imbalances and a mechanism for maintaining the stability of the network. Trading activities are characterized by bilateral contracts for the purchase and sale of bulk power and are carried out both on exchanges and over the counter. The Office of Gas and Electricity Markets (“Ofgem”) is responsible for regulatory oversight of NETA.

      Under the British Electricity Trading and Transmission Arrangements which are due to be introduced in April 2005, arrangements similar to those provided under NETA will be extended to the Scottish generation and retail markets. These markets represent approximately 10 percent of the electricity market in Great Britain as a whole and Powergen expects that the new arrangements will allow the company to compete more effectively in Scotland.

      The combined pressure of overcapacity, an increasingly fragmented generation market and the introduction of NETA led to significant downward pressure on wholesale electricity prices in the period from 1999 through 2002, creating difficult trading conditions for many companies. The largest electricity generator in the United Kingdom, British Energy, required a government loan to continue operating and a number of generators were placed into administration.

      However, since April 2003, increasing generation fuel costs, forecast reductions in excess plant capacity linked to greater winter demand and expected future environmental costs have combined to push up wholesale electricity prices for forward delivery substantially. Prices for delivery in winter 2004/2005 increased from GBP19.18/MWh in April to GBP24.81/MWh by the end of December. Short-term electricity prices exhibited significant volatility during 2003 due to the impact of unexpected power outages in Europe and an increase in demand from continental Europe through the United Kingdom-France electricity interconnector. In response to these increases in wholesale prices, Powergen increased its retail electricity prices for the first time in seven years in January 2004, as explained in more detail in “Retail” below.

      Natural Gas. Wholesale gas prices in the United Kingdom increased in absolute terms and were more volatile during 2003, driven by higher oil prices and supply and demand imbalances in the United Kingdom and continental Europe. Average day ahead prices were 19.83 pence per therm during 2003, approximately 30 percent higher than during 2002. Although Powergen purchases gas on both U.K. and international trading markets, management believes that these price increases had little material impact on the overall profitability of the U.K. business during 2003, as Powergen managed to secure forward purchases to cover most of its requirements in 2003 and actually benefited from low short-term prices in the early part of the year. Within the retail market, Powergen and all of its main competitors either increased or announced increases in customer prices during 2003, to pass on some but not all of the increase in gas wholesale prices since January 2003.

      Competition. As noted above, Powergen’s exposure to low wholesale electricity prices in the United Kingdom is partially hedged by the balance provided by its recently-expanded retail business. The retail energy market in the United Kingdom has consolidated over the last few years into six major competitors. Based on data from Datamonitor, Centrica, previously the monopoly gas supplier branded as British Gas, is currently the market leader in terms of size in both gas and electricity with 18 million customer accounts. Following the acquisition of TXU’s U.K. retail business, Powergen has become the second largest energy retailer with approximately 8.7 million accounts, followed by Innogy Holdings plc with approximately 6 million accounts. The market is highly competitive, with substantial levels of customers switching supplier in any given year; approximately 40 percent of households in the United Kingdom have now switched supplier since direct competition was introduced in 1998. Churn levels have fallen since 2002 as the market has matured and Powergen believes its annual retail churn rate is in line with the industry average of approximately 16 percent.

      Impact of Environmental Measures. The ongoing implementation of environmental legislation is expected to have a significant impact on the energy market in the United Kingdom in coming years. In response, Powergen is increasing its production of electricity from renewable sources, as described in more detail below. Environmental measures of particular importance include:

•	In April 2002, the U.K. government enacted a renewables obligation requiring electricity retailers to source an increasing amount of the electricity they supply to retail customers from renewable sources. In the period from April 1, 2002 until March 31, 2003, this renewables obligation amounted to 3.0 percent of the power supplied by electricity retailers to their retail customers; in the period from April 1, 2003 until March 31, 2004, the renewables obligation increased to 4.3 percent; and in the period from April 1, 2004 until March 31, 2005, the renewables obligation will increase to 4.9 percent, rising to a figure of 10.4 percent by 2010/2011. The requirement applies to all retail sales over a twelve-month period beginning on April 1 of each year, and Renewables Obligation Certificates (“ROCs”) are issued to generators as evidence of qualified sourcing. ROCs are tradeable, and retailers who fail to present Ofgem with ROCs representing the full amount of their renewables obligation are required to make a balancing payment in the amount of any shortfall into a buy-out fund. Receipts from the buy-out fund are re-distributed to holders of ROCs. The government recently announced its intention to increase the renewables obligation percentage to 15.4 percent by 2015/2016, though the increase has not yet been approved by Parliament.

•	The United Kingdom will introduce a greenhouse gas emissions allowance trading system at the beginning of 2005, which will require permits for carbon dioxide emitted into the atmosphere from identified types of industrial installations, including fossil fuel-fired power plants with a thermal input exceeding 20 MW. In January 2004, the government published a draft National Allocation Plan containing initial proposals for the allocation of emission allowances to current power plants, including those owned by Powergen. Powergen is actively participating in the consultation process that is expected to end in March 2004 and considering the implications of the proposals on its future operations.

•	The application in the United Kingdom of the EU Large Combustion Plant Directive may prevent coal-powered generation facilities that have not been fitted with specified sulphur oxide and nitrous oxide reduction measures from operating for more than a total of 20,000 hours starting in 2008.

      Further information on the emissions allowance trading system and the Large Combustion Plant Directive is given in the “Environmental Matters” section below.

Power Generation

      Powergen focuses on maintaining a low cost, efficient and flexible electricity generation business in order to compete effectively in the wholesale electricity market. As of December 31, 2003, Powergen owned either wholly, or through joint ventures, power stations in the United Kingdom with an attributable registered generating capacity of 9,614 MW, including 613 MW of CHP plants and 50 MW of hydroelectric plant, while its attributable portfolio of operational wind capacity stood at 106 MW. The modest decline in Powergen’s generation capacity during the year reflected the closure of two old and inefficient coal-fired plants obtained as part of the TXU acquisition. Powergen’s share of the generation market in England and Wales remained relatively stable in 2003, at approximately 11 percent.

      Powergen generates electricity from a diverse portfolio of fuel sources. In 2003, 65 percent of Powergen’s electricity output (excluding that produced by CHP schemes) was fuelled by coal and approximately 34 percent by gas, with the remaining one percent being generated from hydroelectric, wind and oil-fired plants. Powergen is continuing its effort to secure a balanced and diverse portfolio of fuel sources, giving it the flexibility to respond to market conditions and to minimize costs.

      Powergen also regularly monitors the economic status of its plant in order to respond to changes in market conditions. This flexibility was demonstrated during 2003 by the mothballing of a second gas-fired module at Killingholme in response to increasing gas prices and the withdrawal of an oil-fired unit at Grain during the summer. As of year-end, two oil-fired units at Grain had been returned to service following the recovery of wholesale power prices during the latter half of the year, while both modules at Killingholme were operating at reduced capacity in limited open cycle mode under a standing reserve contract with National Grid.

      The following table sets forth details about Powergen’s electric power generation facilities in the United Kingdom, including their total capacity, the stake held by Powergen and the attributable capacity to Powergen for each facility as of December 31, 2003, as well as their start-up dates:

POWERGEN ELECTRIC POWER STATIONS

		Powergen’s Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Hard Coal
Ironbridge U1	485	100.0	485	1970
Ironbridge U2	485	100.0	485	1970
Kingsnorth U1	485	100.0	485	1970
Kingsnorth U2	485	100.0	485	1971
Kingsnorth U3	485	100.0	485	1972
Kingsnorth U4	485	100.0	485	1973
Ratcliffe U1(1)	500	100.0	500	1968
Ratcliffe U2(1)	500	100.0	500	1969
Ratcliffe U3(1)	500	100.0	500	1969
Ratcliffe U4(1)	500	100.0	500	1970

Total	4,910		4,910

Natural Gas
Cottam Development Centre (CDC) Module(2)	400	50.0	200	1999
Connahs Quay U1	345	100.0	345	1996
Connahs Quay U2	345	100.0	345	1996
Connahs Quay U3	345	100.0	345	1996
Connahs Quay U4	345	100.0	345	1996
Corby Module	401	50.0	200	1993
Killingholme Module 1 (open cycle operation only)(3)	300	100.0	300	1992
Killingholme Module 2 (open cycle operation only)(3)	300	100.0	300	1993

Total	2,781		2,380

Oil
Grain U1	650	100.0	650	1982
Grain U4	650	100.0	650	1984

Total	1,300		1,300

		Powergen’s Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Other (including hydroelectric and wind farms)
Grain Aux GT1	28	100.0	28	1979
Grain Aux GT4	27	100.0	27	1980
Kingsnorth Aux GT1	17	100.0	17	1967
Kingsnorth Aux GT4	17	100.0	17	1968
Ratcliffe Aux GT2	17	100.0	17	1967
Ratcliffe Aux GT4	17	100.0	17	1968
Taylors Lane GT2	68	100.0	68	1981
Taylors Lane GT3	64	100.0	64	1979
Hydroelectric	50	100.0	50	1962
Wind farms	118	various	106	various

Total	423		411

CHP schemes	613	100.0	613	various

Total Capacity	10,027		9,614

Shutdown
Drakelow U9	333	100.0	333	1965
Drakelow U10	333	100.0	333	1965
Drakelow U12	333	100.0	333	1967
High Marnham U1	189	100.0	189	1959
High Marnham U2	189	100.0	189	1960
High Marnham U3	189	100.0	189	1960
High Marnham U4	189	100.0	189	1961
High Marnham U5	189	100.0	189	1962

Total	1,944		1,944

(1)	In November 2003, Powergen obtained permission from the responsible government agency to begin an 18 month trial co-burning petcoke, a mixture of coal and oil, at Ratcliffe power station.

(2)	In January 2004, Powergen acquired the outstanding 50.0 percent interest in the CDC Module from Siemens Power Ventures, becoming the sole owner of the plant.

(3)	When the plant operates in combined cycle mode, the capacity increases to 450 MW.

      In addition, Powergen owns Edenderry, which operates a 120 MW peat-fired plant in the Republic of Ireland. Edenderry was acquired by E.ON from Fortum in connection with the parties’ transactions following the Ruhrgas acquisition, with ownership being transferred to Powergen in July 2003.

      As part of the Midlands Electricity transaction, Powergen also acquired minority interests in companies that operate three gas-fired power plants in the United Kingdom, Pakistan and Turkey (see “Midlands Electricity Non-Distribution Assets” below).

      Nuclear. Powergen does not operate any nuclear power plants.

      Renewable Energy. Powergen plans to grow its renewable electricity generation business in response to the U.K. regulatory initiatives summarized above. Since 1999, Powergen’s wind generation projects have been developed by Powergen Renewables Holdings Limited (“Powergen Renewables”), which was initially a joint venture with Abbot Group plc but has been wholly-owned by Powergen since October 2002. Powergen is already one of the leading developers and owner/operators of wind farms in the United Kingdom, with interests in 15 operational onshore and offshore wind farms with total capacity of 118 MW, of which 106 MW is attributable to Powergen.

      During 2003, Powergen began construction of a large offshore windfarm site with a capacity of approximately 60 MW at Scroby Sands off the coast of East Anglia. The Scroby Sands project builds on Powergen’s success in commissioning the U.K.’s first offshore wind farm at Blyth during 2001. Additional onshore projects with an aggregate capacity of approximately 16 MW are currently under construction and potential projects with an aggregate capacity of approximately 755 MW are now in the development phase. In order to maximize its renewables capacity and optimize its development focus, Powergen is now concentrating on wind projects with a capacity of over 15 MW, rather than small wind and hydro projects.

      In addition to the planned expansion of its wind farm portfolio, Powergen is evaluating the development of biomass, which is the burning of biological material derived from sustainable production methods. Powergen has obtained permission from the responsible government agency to co-fire biomass materials at the Kingsnorth, Ironbridge and Ratcliffe power stations, which generated a total of 39 GWh by this method during trials in 2003.

      As a part of its balanced approach, Powergen seeks to fulfill its renewables obligation through a combination of its own generation, renewable energy purchased from other generators under tradeable ROC contracts and direct payment of any residual obligation into the buy-out fund. For the period from April 1, 2002 to March 31, 2003, Powergen achieved the 3.0 percent target under the renewables obligation scheme described above.

      CHP. Powergen also operates large scale CHP schemes. CHP is an energy efficient technology which recovers heat from the power generation process and uses it for industrial processes such as steam generation, product drying, fermentation, sterilizing and heating. Powergen’s total operational CHP electricity capacity at December 31, 2003 was 613 MW, with a further 30 MW in the final stage of commissioning. Clients range across a number of sectors, including pharmaceuticals, chemicals, paper and oil refining.

      Powergen’s generation and energy trading activities are very closely linked. For example, the energy trading business is responsible for purchasing the fuel burned in power stations that are managed by the generation business. The energy trading business also decides whether Powergen should generate or purchase electricity to cover its retail obligations, depending upon the prevailing market price of electricity. For this reason, for financial reporting purposes generation and energy trading are treated as a single business unit. However, for the purpose of describing the business activities of Powergen it is helpful to discuss them separately since they each cover distinct areas of activity.

Energy Trading

      Powergen engages in asset-based energy marketing in gas and electricity markets through the energy trading unit to assist in commercial risk management and the optimization of its U.K. gross margin. The energy trading unit plays a key role in Powergen’s integrated electricity and gas business in the United Kingdom by acting as the “commercial hub” for all energy transactions. It manages price and volume risks and seeks to maximize the integrated value from Powergen’s generation and customer assets.

      Energy trading activities include:

•	Purchasing of coal, gas and oil for power stations;

•	Dispatching generation and selling the electrical output and ancillary services provided by Powergen’s power stations;

•	Purchasing gas and electricity as required for Powergen’s retail portfolio;

•	Managing the net position and risks of Powergen’s generation and retail portfolio;

•	Managing renewable obligations for the retail portfolio through long term purchases and trading of ROCs;

•	Purchasing and/or trading of other environmental products, including Levy Exempt Certificates (issued in relation to the U.K. Climate Change Levy) and emissions products;

•	Trading of weather derivatives, which assist in hedging volume variability in Powergen’s retail business; and

•	Achieving portfolio optimization and risk management.

      Powergen also engages in a controlled amount of proprietary trading in gas, power, coal and oil markets in order to take advantage of market opportunities and maintain the highest levels of market understanding required to support optimization and risk management activities. The following table sets forth Powergen’s electricity and gas proprietary trading volumes for 2003 and the full year 2002:

	2003	2002	2003	2002
	Electricity	Electricity	Gas	Gas
Proprietary Trading Volumes	billion kWh	billion kWh	billion therms	billion therms

Energy bought(1)	20.2	22.4	5.25	5.07
Energy sold(1)	20.2	23.2	5.25	5.07

Gross volume	40.4	45.6	10.50	10.14

(1)	Any negative balance of power bought as compared to power sold is satisfied by the delivery of electricity generated by Powergen.

      In its energy trading operations, Powergen uses a combination of bilateral contracts, forwards, futures and options contracts and swaps traded over-the-counter or on commodity exchanges. Powergen also undertakes relatively low levels of trading in other derivatives; in 2003, Powergen began limited trading activity in ROCs and in weather derivatives. All of Powergen’s energy trading operations, including its limited proprietary trading, are subject to E.ON’s risk management policies for energy trading. For additional information on these policies and related exposures, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

      Powergen has in place a portfolio of fuel contracts of varying volume, duration and price, reflecting market conditions at the time of commitment. Coal contracts with a variety of suppliers within the United Kingdom and overseas ensure that supplies are secured for Powergen’s coal-fired plants, while maintaining enough flexibility to minimize the cost of generation across the total generation portfolio. Powergen’s coal import facilities at Kingsnorth power station and Gladstone Dock, Liverpool, provide secure access to international coal supplies.

      The supply of gas for Powergen’s CCGT and CHP plants is sourced through non-interruptible long-term gas supply contracts with gas producers (certain of which contain take or pay provisions), as well as through purchases on the forward and spot markets. Risk management arrangements in respect of the volume and price risks associated with Powergen’s gas supply contracts are conducted through trading on the spot, over-the-counter and bilateral markets. For additional details on these contractual commitments, see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations” and Notes 24 and 25 of the Notes to Consolidated Financial Statements.

Retail

      Powergen sells electricity, gas, fixed line telephone services and other services to residential, business and industrial customers throughout Great Britain. As of December 31, 2003, Powergen supplied approximately 8.7 million customer accounts, of which 8.6 million were residential and small and medium sized business customer accounts and 0.1 million were industrial customer accounts. The decline of approximately 0.4 million in the total number of customer accounts over the course of the year reflected Powergen’s revision of its customer definition, as well as small net losses of telephone and electricity customers, which were partially offset by a net increase in the number of gas customers. Powergen continues to focus on reducing the costs of its retail business, through efficiency improvements, more economical procurement of services and the utilization of lower cost sales channels.

      TXU Acquisition. The acquisition of the TXU Group’s U.K. retail business in 2002 more than doubled the size of Powergen’s retail business. Powergen has completed the integration of the former TXU operations with its own retail activities and has rebranded all of the former TXU services under the Powergen brand. Residential and small and medium sized customer activities are conducted at sites in the East Midlands, while industrial and commercial activities are divided between Coventry and Ipswich, where the former TXU Group activities were headquartered. Synergy benefits realized include an overall reduction of over 500 in the headcount of the combined retail operations. The integration process also included Powergen’s re-negotiation of TXU’s contract with Vertex, a division of United Utilities plc which had provided customer service support to TXU, to secure cost savings in the provision of call-related support, as well as billing and collection services to retail customers.

      Residential and Small and Medium Sized Business Customers. The residential business had approximately 8.1 million customer accounts as of December 31, 2003. The number of accounts in the small and medium sized business sector totaled approximately 0.5 million at year-end 2003. Approximately 67 percent of Powergen’s residential customer accounts are electricity customers, 31 percent are gas customers and 2 percent are fixed line telephone customers. Individual retail customers who buy more than one product (i.e., electricity, gas or fixed line telephone services) are counted as having a separate account for each product, although they may choose to receive a single bill for all Powergen-provided services.

      Powergen targets residential and small and medium sized business customers through national marketing activities such as media advertising (including print, television and radio), targeted direct mail, public relations and online campaigns. Powergen also seeks to continue to exploit the high level of national awareness of its brand and has taken steps to enhance the strength of its brand, including the sponsorship of high profile, national sports competitions such as the Powergen Cups in Rugby Union and Rugby League. Powergen is also the main sponsor for Ipswich Town, a First Division soccer team.

      In response to recent increases in wholesale energy prices, in November 2003 Powergen announced an increase in the price of both electricity and gas for the majority of its residential and small business customers, to take effect in January 2004. The average increases were 6.9 percent for electricity and 4.9 percent for gas, and represented the first increase in retail electricity prices by Powergen in seven years. Powergen has delayed the impact of the price increase on some of its financially disadvantaged and elderly customers.

      Industrial and Commercial. In the industrial and commercial sector, Powergen sold 33 TWh of electricity and 36 TWh of gas to approximately 0.1 million customer accounts in 2003. Powergen’s focus in this area remains on acquiring and retaining the most profitable contracts available.

Distribution

      The distribution business in the United Kingdom is effectively a natural monopoly within the area covered by the existing network due to the cost of providing an alternative distribution network. Accordingly, it is highly regulated. However, new distribution licenses are available, including for those areas already covered by an existing distribution license, and electricity distribution could also face indirect competition from alternative energy sources such as gas. For details on the license system, see “— Regulatory Environment — U.K. Business.”

      East Midlands Electricity Distribution plc (“EME”) and the newly-acquired Midlands Electricity, both wholly-owned subsidiaries of Powergen U.K., own, manage and operate two electricity distribution networks servicing the East and West Midlands areas of England, respectively. The combined service areas cover approximately 11,200 square miles, extending from the Welsh border in the West to the Lincolnshire coast in the East and from Chesterfield in the North to the northern outskirts of Bristol in the South and containing a resident population of approximately ten million people. The networks distribute electricity to approximately 4.8 million homes and businesses in the combined service areas, and virtually all electricity supplied to consumers in the service areas (whether by Powergen’s retail business or by other suppliers) is transported through the EME or Midlands Electricity distribution network.

      Powergen has begun an integration process for the EME and Midlands Electricity distribution businesses which it expects to result in more efficient operations as well as cost savings. Powergen intends to combine the two distribution networks in a single system, to be called “Central Networks.” This combined system will be managed by a centralized management team at Powergen but will maintain the current, separate distribution licenses.

      The following table sets forth the total distribution of electric power by Powergen U.K.’s business for each of the periods presented (the figures do not include the Midlands Electricity business, which was only acquired in January 2004):

	Total	Total
	2003	2002	July – December
	million	million	2002
Distribution of Power to	kWh	kWh	million kWh

Large non-domestic customers	13,684	13,040	6,345
Domestic and small non-domestic customers	15,665	15,310	7,771

Total	29,349	28,350	14,116

      Distribution customers are billed on the basis of published tariffs, which are set by the company and adhere to Ofgem’s price control formulas. Ofgem has begun an electricity price control review which will result in the setting of allowed income for operating and investing in the network as well as five year performance targets. The review process, in which Powergen is actively participating, is expected to last for most of the year, with the final proposals being announced in the fourth quarter of 2004 and taking effect April 1, 2005.

Asian Asset Management

      In 2003, Powergen continued the divestment of its Asian asset management business, which consisted of joint venture equity and operating interests in independent power production (“IPP”) activities in India, Australia and Indonesia. As of December 31, 2003, Powergen had completed the sale of its interests in operating plants in India and Australia and in a development project in Thailand to CLP Power International and had concluded a bidding process for the sale of its only remaining Asian interest, 35.0 percent of PT Jawa Power, owner of a 1,220 MW plant at Paiton in Indonesia and 100 percent of the associated operations and maintenance company. In January 2004, Powergen reached an agreement to sell this stake to Keppel Energy Pte Ltd (“Keppel Energy”) and Electric Power Development Co Ltd (“J-Power”). Subject to the granting of requisite regulatory, third party and shareholder approvals, the sale is expected to be completed before the end of 2004.

Midlands Electricity Non-Distribution Assets

      Powergen also acquired a number of non-distribution businesses in the Midlands Electricity transaction. These include an electrical contracting operation and an electricity and gas metering business in the United Kingdom, as well as minority equity stakes in companies operating three electricity generation plants. These consist of a 26.7 percent interest in Teeside Power Ltd, which operates a CCGT plant in England, a 40.0 percent interest in Uch Power Ltd, which operates a 586 MW CCGT plant in Pakistan, and a 31.0 percent interest in Trakya Electric Uretin ve Ticaret A.S., which operates a 478 MW CCGT plant in Turkey. Powergen is currently reviewing these additional businesses from a strategic and operational perspective, and expects to decide whether they will be integrated into its existing portfolio or divested during the course of 2004.

LG&E Energy

      As of March 1, 2003, E.ON transferred LG&E Energy and its direct parent (E.ON U.S. Investments Corp.) from a Powergen subsidiary to E.ON US Holding GmbH, a direct subsidiary of E.ON AG. LG&E Energy is a diversified energy services company with businesses in power generation, retail gas and electric utility services, as well as asset-based energy marketing. Asset-based energy marketing primarily involves the marketing of power generated by physical assets owned or controlled by LG&E Energy and its affiliates. LG&E Energy’s power generation and retail electricity and gas services are located principally in Kentucky, with a small customer base in Virginia and Tennessee. As of December 31, 2003, LG&E Energy owned or controlled aggregate generating capacity of approximately 9,073 MW, including LG&E Energy’s interest in independent power plants of 405 MW. In 2003, LG&E Energy served more than one million customers.

      LG&E Energy divides its operations into regulated utility and non-utility businesses. Utility operations are subject to state regulation that sets rates charged to retail customers.

      In the regulated utility business, which accounted for approximately 84 percent of LG&E Energy’s revenues in 2003 (70 percent electricity, 14 percent gas), LG&E Energy operates two wholly owned utility subsidiaries: Louisville Gas and Electric Company (“LG&E”), an electricity and natural gas utility based in Louisville, Kentucky, which serves customers in Louisville and 17 surrounding counties, and Kentucky Utilities Company (“KU”), an electric utility based in Lexington, Kentucky, which serves customers in 77 Kentucky counties, five counties in Virginia and one county in Tennessee.

      LG&E Energy’s non-utility business, which accounted for 16 percent of LG&E Energy’s sales in 2003, is primarily comprised of the operations of LG&E Capital Corp. (“LCC”), its primary holding company, and LG&E Energy Marketing Inc. (“LEM”), its asset-based energy marketing subsidiary, each of which is wholly owned by LG&E Energy. LCC operates nine coal-fired and one oil-fired electricity generation units in western Kentucky through its wholly-owned subsidiary Western Kentucky Energy Corp. and affiliates (“WKE”). LCC also owns interests in three Argentine gas distribution companies and stakes in a number of power plants in the United States through its wholly-owned subsidiary LG&E Power Inc. (“LPI”). LG&E Energy is in the process of disposing of its stakes in the power plants held by LPI. For more information, see “— Non-Utility Businesses.”

      Until October 31, 2003, LG&E Energy owned 100 percent of CRC-Evans International, Inc. (“CRC-Evans”), a company that leases equipment and provides services to the oil and gas pipeline industry. Effective October 31, 2003, LG&E Energy sold CRC-Evans. For more information, see “— Non-Utility Businesses.”

U.S. Market Environment

      In the United States, the market environment for electricity companies varies from state to state, depending on the level of deregulation enacted in each jurisdiction.

      The electric power industry remains highly regulated at the retail level in much of the U.S., including Kentucky, although in some parts of the country, including Virginia, it is becoming more competitive as a result of price and supply deregulation and other regulatory changes. In approximately one-third of the United States, retail electricity customers can now choose their electricity supplier. To better support a competitive industry, federal regulators are transforming the manner in which the electric transmission grid is operated. Transmission owning entities are being strongly encouraged by federal regulators to transfer individual control over the operation of their transmission systems to regional transmission organizations (“RTOs”). These RTOs are intended to ensure non-discriminatory and open access to the nation’s electric transmission system. Depending on the specifics of deregulation in the states in which they operate, U.S. electric utilities have adopted different strategies and structures, sometimes divesting one or more of the generation, transmission, distribution or supply components of their businesses.

      LG&E Energy’s electric service territories are located in Kentucky, Virginia and Tennessee. At present, due to the absence of customer choice or competitive market requirements in Kentucky and Tennessee and the passage of legislation in Virginia exempting KU from the provisions of that state’s recently-enacted liberalization measures, none of LG&E Energy’s retail utility operations are subject to customer choice or competitive market conditions. LG&E Energy’s customers are therefore generally required to purchase their electric service from LG&E Energy’s utility subsidiaries at prices set by state governmental regulators.

      LG&E Energy’s primary electric service territories are located in Kentucky, which accounted for approximately 92 percent of LG&E Energy’s total revenues in 2003. To date, neither the Kentucky General Assembly nor the Kentucky Public Service Commission have adopted or announced a plan or timetable for retail electric industry competition in Kentucky. However, the nature or timing of any new legislative or regulatory actions regarding industry restructuring or the introduction of competition and their impact on LG&E and KU cannot currently be predicted.

      Although retail choice became available for many customers in Virginia in January 2002 pursuant to the Virginia Electric Restructuring Act (the “Restructuring Act”), KU was able to obtain an extension of the effective date for its Virginia customers to January 2005. Subsequently, in the 2003 legislative session, the Virginia assembly exempted KU entirely from the provisions of the Restructuring Act until such time as KU provides competitive electric service to retail customers in any other state. Prior to the receipt of the extension and the statutory exemption, KU, as required, had filed unbundled rates that would become effective when its customers were able to receive energy from a supplier other than KU. During 2003, KU’s Virginia operations accounted for approximately 5 percent of KU’s total revenues and approximately 2 percent of LG&E Energy’s total revenues. LG&E Energy’s very limited Tennessee operations accounted for less than one percent of total revenues in each of 2003 and 2002.

      LG&E Energy has moved aggressively over the past decade to be positioned for any shift to customer choice and a competitive market for energy services. Specifically, LG&E Energy and its subsidiaries have taken many steps to prepare for the expected increase in competition in its business, including support for performance-based ratemaking structures; aggressive cost reduction activities; strategic acquisitions, dispositions and growth initiatives; an increase in focus on commercial and industrial customers; an increase in employee training; and necessary corporate and business unit realignments.

      In contrast to the relatively stable market environment in which LG&E Energy’s utility businesses operate, its non-utility businesses have significant exposure to changes in wholesale prices for electricity and to increases in fuel costs. The gas distribution businesses in Argentina have also suffered significantly from the severe economic crisis facing that country. Deterioration in the market environment for LG&E Energy’s non-utility businesses was partially responsible for triggering the impairment analysis and related write-down of goodwill in 2002 described in more detail in “Item 5. Operating and Financial Review and Prospects — Results of Operations” and Notes 4 and 11 a) to the Notes to Consolidated Financial Statements.

      Seasonal variations in U.S. demand for electricity reflect the summer cooling period as the time of peak load requirements, with a lesser peak during the winter heating period, the latter primarily in regions which do not have extensive gas distribution networks. The peak period of retail gas demand is the winter heating period.

          Utility Business

      LG&E. LG&E is a regulated public utility that generates and distributes electricity to approximately 384,000 customers and supplies natural gas to approximately 312,000 customers in Louisville and adjacent areas of Kentucky. LG&E’s service area covers approximately 700 square miles in 17 counties. LG&E’s coal-fired electric generating plants, most of which are equipped with systems to reduce SO2 emissions, produce nearly all (99 percent) of LG&E’s electricity; the remainder is generated by combustion turbines and by a hydroelectric power plant. Underground natural gas storage fields assist LG&E in providing economical and reliable gas service to customers. As of December 31, 2003, LG&E owned steam and combustion turbine generating facilities with an attributable capacity of 2,878 MW and a 48 MW hydroelectric facility on the Ohio River.

      KU. KU is a regulated public utility engaged in producing, transmitting, distributing and selling electric energy. KU provides electric service to approximately 482,000 customers in 77 counties in central, southeastern and western Kentucky and approximately 30,000 customers in five counties in southwestern Virginia. In Virginia, KU operates under the name Old Dominion Power Company. KU also sells wholesale electric energy to 12 municipalities and fewer than 10 customers in Tennessee. KU’s coal-fired electric generating plants produce nearly all (99 percent) of KU’s electricity; the remainder is generated by gas- and oil-fired combustion turbines and a hydroelectric facility. As of December 31, 2003, KU owned steam and combustion turbine generating facilities with an attributable capacity of 4,044 MW and a 24 MW hydroelectric facility.

          Power Generation

      The following table sets forth details of LG&E’s and KU’s electric power generation facilities, including their total capacity, the stake held by LG&E Energy and the attributable capacity to LG&E Energy for each facility as of December 31, 2003, and their start-up dates.

LG&E’S AND KU’S ELECTRIC POWER STATIONS

		LG&E Energy’s Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Hard Coal
Cane Run 4 (1)	155	100.0	155	1962
Cane Run 5 (1)	168	100.0	168	1966
Cane Run 6 (1)	240	100.0	240	1969
E.W. Brown 1 (2)	101	100.0	101	1957
E.W. Brown 2 (2)	167	100.0	167	1963
E.W. Brown 3 (2)	429	100.0	429	1971
Ghent 1 (2)	486	100.0	486	1974
Ghent 2 (2)	484	100.0	484	1977
Ghent 3 (2)	495	100.0	495	1981
Ghent 4 (2)	495	100.0	495	1984
Green River 3 (2)	68	100.0	68	1954
Green River 4 (2)	95	100.0	95	1959
Mill Creek 1 (1)	303	100.0	303	1972
Mill Creek 2 (1)	301	100.0	301	1974
Mill Creek 3 (1)	394	100.0	394	1978
Mill Creek 4 (1)	481	100.0	481	1982
Trimble County (1)	513	75.0	385	1990
Tyrone 3 (2)	71	100.0	71	1953

Total	5,446		5,318

Natural Gas
Cane Run 11 (1)	14	100.0	14	1968
E.W. Brown 5 (3)	117	100.0	117	2001
E.W. Brown 6 (3)	154	100.0	154	1999
E.W. Brown 7 (3)	154	100.0	154	1999
E.W. Brown 8 (2)	106	100.0	106	1995
E.W. Brown 9 (2)	106	100.0	106	1994
E.W. Brown 10 (2)	106	100.0	106	1995
E.W. Brown 11 (2)	106	100.0	106	1996
E.W. Brown IAC (3)	98	100.0	98	2000
Haefling 1 (2)	12	100.0	12	1970
Haefling 2 (2)	12	100.0	12	1970
Haefling 3 (2)	12	100.0	12	1970
Paddy’s Run 11 (1)	12	100.0	12	1968

		LG&E Energy’s Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Paddy’s Run 12 (1)	23	100.0	23	1968
Paddy’s Run 13 (3)	158	100.0	158	2001
Trimble County 5 (3)	160	100.0	160	2002
Trimble County 6 (3)	160	100.0	160	2002
Waterside 7 (1)	11	100.0	11	1964
Waterside 8 (1)	11	100.0	11	1964
Zorn 1 (1)	14	100.0	14	1969

Total	1,546		1,546

Oil
Tyrone Unit 1 (2)	27	100.0	27	1947
Tyrone Unit 2 (2)	31	100.0	31	1948

Total	58		58

Hydroelectric
Dix Dam (2)	24	100.0	24	1925
Ohio Falls (1)	48	100.0	48	1928

Total	72		72

LG&E Energy Utility Business Total	7,122		6,994

Shutdown
Green River 1 (2)	22	100.0	22	1950
Green River 2 (2)	22	100.0	22	1950

Total	44		44

(1)	Power stations owned by LG&E.

(2)	Power stations owned by KU.

(3)	Power stations jointly owned by LG&E and KU.

      For details about WKE’s power plants, see “— Non-Utility Businesses — WKE.”

      Fuel. Coal-fired generating units provided approximately 99 percent of LG&E’s and KU’s net kWh generation for 2003. The remainder of 2003 net generation was made up of hydroelectric plants and of natural gas and oil fuelled combustion turbine peaking units. LG&E Energy has no nuclear generating units and coal will be the predominant fuel used by LG&E Energy’s subsidiaries for the foreseeable future. LG&E and KU have entered into coal supply agreements with various suppliers for coal deliveries for 2004 and beyond and normally augment their coal supply agreements with spot market purchases. The companies have coal inventory policies which they believe provide adequate protection under most contingencies. Reliability of coal deliveries can be affected from time to time by a number of factors, including fluctuations in demand, coal mine labor issues and other supplier or transporter operating or contractual difficulties.

      Each of LG&E and KU expect to continue purchasing much of their coal, which has varying sulphur content ranges, from western Kentucky, southern Indiana and West Virginia, with additional KU purchases from eastern Kentucky, Wyoming and Colorado. In general, the delivered cost of coal, particularly for spot purchases where long-term contracts are not in place, has been rising since late 2000.

      LG&E purchases natural gas transportation services from Texas Gas Transmission, LLC and Tennessee Gas Pipeline Company. LG&E also has a portfolio of gas supply arrangements with a number of suppliers in order to meet its firm sales obligations. These gas supply arrangements have various terms and include pricing provisions that are market-responsive. LG&E believes these firm supplies, in tandem with the pipeline transportation services, provide the reliability and flexibility necessary to serve LG&E’s gas customers. LG&E operates five underground gas storage fields with a current working gas capacity of 15.1 billion cubic feet. Gas is purchased and injected into storage during the summer season and is then withdrawn to supplement pipeline supplies to meet the gas-system load requirements during the winter heating season.

      LG&E and KU have limited exposure to market price volatility in prices of coal and natural gas, as long as cost pass-through mechanisms, including the fuel adjustment clause and gas supply clause, exist for retail customers. For a more detailed explanation of these mechanisms, see “— Regulatory Environment — U.S. Business.”

      Asset-Based Energy Marketing. LG&E and KU seek to optimize the value of their generating assets by selling excess energy to wholesale customers. This asset-based energy marketing activity accounted for 4.4 TWh of sales in 2003.

          Transmission

      LG&E Energy’s utility subsidiaries LG&E and KU operate 5,130 miles of transmission line. They participate as transmission owning members of the Midwest Independent Transmission System Operator (“MISO”), which commenced commercial operations in February 2002. In 2002, the Federal Energy Regulatory Commission affirmed the MISO’s imposition of certain of its administrative costs on all users of the system, including native load customers. This has resulted in increased costs for LG&E and KU. LG&E and KU are aggressively participating in ongoing proceedings before both the Federal Energy Regulatory Commission and the United States Court of Appeals, challenging the imposition of these costs on native load customers. On July 17, 2003, the Kentucky Public Service Commission (“KPSC”) initiated an investigation into LG&E’s and KU’s membership in the MISO. Specifically, the KPSC is investigating whether the benefits derived from MISO membership, if any, justify the corresponding costs. An order is expected from the KPSC during mid-2004. No assurance can be given as to the outcome of this investigation.

          Distribution/ Retail

      The electric retail activities of LG&E and KU are limited to their respective service territories in Kentucky, with a small KU service region in Virginia and service to less than 10 customers in Tennessee. In 2003, LG&E’s total electric retail sales to residential, commercial and industrial customers were 10.3 billion kWh and its total aggregate electric sales including asset-based energy marketing sales were 15.1 billion kWh. In 2003, KU’s total electric retail sales to residential, commercial and industrial customers were 15.3 billion kWh and its total aggregate electric sales were 20.3 billion kWh.

      The following table sets forth LG&E’s and KU’s sale of electric power for the periods presented:

	Total	Total	July-December
	2003	2002	2002
Sales of Electric Power to	million kWh	million kWh	million kWh

Residential	9,836	10,233	5,513
Commercial and industrial customers	15,738	15,657	8,145
Municipals	1,903	1,926	1,027
Other retail	3,523	3,553	1,848
Asset-based energy marketing	4,409	3,805	1,317

Total	35,409	35,174	17,850

      The gas retail activities of LG&E are limited to its service territory in Kentucky. In 2003, LG&E’s total retail gas sales were 11.0 billion kWh and total aggregate gas sales (including gas transportation volumes and wholesale sales) were 15.7 billion kWh.

          Non-Utility Businesses

      LCC. LCC is the primary holding company for LG&E Energy’s non-utility businesses discussed below. Its businesses include domestic power generation and wholesale sales, international operations, and pipeline services.

      WKE. Through WKE, LCC has a 25 year lease of and operates the generating facilities of Big Rivers Electric Corporation (“BREC”), a power generation cooperative in western Kentucky, and a coal-fired facility owned by the city of Henderson, Kentucky aggregating a total generating capacity of 1,771 MW. Nine coal-fired units are under lease, including Coleman unit 1 and unit 2 (150 MW each), Coleman unit 3 (155 MW), Green unit 1 (231 MW) and unit 2 (223 MW), Henderson unit 1 (153 MW) and unit 2 (159 MW), Reid 1 (65 MW), and Wilson (420 MW), as well as one oil-fired unit, Reid Combustion Turbine (65 MW). In 2003, WKE generated approximately 10.6 TWh of electricity. Approximately 91 percent of WKE’s net generation is used to serve BREC’s three member cooperatives and two regional aluminum smelters. Remaining power is sold into the wholesale electric market. As a non-utility entity, WKE is exposed to changes in fuel prices. To mitigate this exposure, WKE has entered into various interim-term fuel supply contracts and uses alternative fuels.

      Argentine Gas Distribution Operations. LCC owns interests in Argentine gas distribution operations which provide natural gas to approximately two million customers in Argentina through three distributors (Gas Natural BAN S.A. (“Ban”), Distribuidora de Gas del Centro S.A. (“Centro”) and Distribuidora de Gas Cuyana S.A. (“Cuyana”)). LCC owns 19.6 percent of Ban, 45.9 percent of Centro, and 14.4 percent of Cuyana. LG&E Energy’s operations in Argentina have been negatively affected by the recent economic and political developments in Argentina.

      LPI. LPI, a wholly owned subsidiary of LCC, and its affiliates own, operate and maintain interests in U.S. independent power generation facilities. LCC also owns an interest in a wind power generation facility in Tarifa, Spain, while LG&E Power Services LLC, an affiliate of LPI, also operates two 63 MW coal-fired facilities in the U.S. under a medium-term operating contract with an independent third party utility. During 2003, LPI sold its minority interests in two U.S. combined cycle gas generation facilities and one U.S. windpower generation facility. Following management’s decision in September 2003 to dispose of all of LPI’s assets, bids for the remaining assets are being pursued on a project by project basis. The sale process is expected to be completed before the end of 2004, but no assurance can be given that the disposal of LPI’s remaining assets will be completed as planned.

      CRC-Evans. CRC-Evans is a provider of specialized equipment and services used in the construction and rehabilitation of gas and oil transmission pipelines. In connection with Powergen’s acquisition of LG&E Energy, the SEC had required that LG&E Energy sell CRC-Evans. Effective October 31, 2003, LG&E Energy sold its 100.0 interest in CRC-Evans to an affiliate of Natural Gas Partners. CRC-Evans is accounted for as a discontinued operation in the Consolidated Financial Statements. For more detail on discontinued operations, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

      LEM. LEM engages in asset-based energy marketing, which primarily involves the marketing of power generated by non-utility physical assets owned or controlled by LG&E Energy and its affiliates.

      Effective June 30, 1998, LEM discontinued its merchant energy trading and sales business. This business consisted primarily of a portfolio of energy marketing contracts entered into in 1996 and early 1997, including a long-term contract with Oglethorpe Power Corporation, nationwide deal origination and some level of proprietary trading activities, which were not directly supported by LG&E Energy’s physical assets. LG&E Energy’s decision to discontinue these operations was primarily based on the impact that volatility and rising prices in the power market had on its portfolio of energy marketing contracts. LG&E Energy continues to settle commitments entered into during this period that obligate it to buy and sell natural gas and electric power through 2007 and has established a reserve to cover expected future costs.

          Regulatory Environment

          U.K. Business

      The electricity industry in Great Britain is subject to regulation under the Electricity Act 1989 (as amended) and the Utilities Act 2000. Powergen’s gas business is subject to regulation under the Gas Act 1986 (as amended), the Utilities Act 2000 and the Pipelines Act 1962. Liberalization of the electricity and gas industries in the United Kingdom largely pre-dated the requirements of the First and Second Electricity and the Gas Directives described under “— E.ON Energie — Regulatory Environment” and “— Ruhrgas — Regulatory Environment” above, but the U.K. regulatory regime is basically consistent with the terms of such directives. For information about environmental-related legislation and regulations, see “— Environmental Matters — U.K. Business.” Powergen is also subject to existing U.K. and EU legislation on competition.

      The gas and electricity markets in England, Wales and Scotland are regulated by a single energy regulator, the Gas and Electricity Markets Authority (the “Authority”), established in November 2000. The Authority is assisted by Ofgem, which is governed by the Authority. The principal objective of the Authority is to protect the interests of consumers of gas and electricity, wherever appropriate, by the promotion of effective competition in the electricity and gas industries. The Authority may grant licenses authorizing the generation, transmission, distribution or supply of electricity and the transportation, shipping or supply of gas. Any such license will incorporate by reference as appropriate the standard conditions determined for that type of license, which may be modified by the Authority. The license may also include other conditions that the Authority considers appropriate. License conditions may be modified in accordance with their terms or under the provisions of the Electricity Act 1989 (as amended) or Gas Act 1986 (as amended), as appropriate. The Authority has power to impose financial penalties on licensees and/or make enforcement orders for breach of license conditions and other relevant requirements.

      The Authority also has within its designated areas of responsibility many of the powers of the Office of Fair Trading to apply and enforce the prohibitions in the Competition Act 1998 in relation to anti-competitive agreements or abuse of market dominance, including imposing financial penalties for breach. Within its designated areas, the Authority also exercises concurrently with the Office of Fair Trading certain functions under the Enterprise Act 2002 relating to the power to make market investigation references to the Competition Commission.

      The Electricity Act. Unless covered by a license exemption, all electricity generators operating a power station in England, Wales or Scotland are required to have a generation license. The principal generation license within Powergen is held by Powergen U.K. Although generation licenses do not contain direct price controls, they contain conditions which regulate various aspects of generators’ economic behaviour. The Authority has consented to Powergen’s request to disapply, from March 27, 2004, the parts of Standard Licence Condition (“SLC”) 18, Generating Unit Availability, that require Powergen to give the Authority prior notice of its intention to close or mothball generating capacity.

      The distribution licenses held by EME and Aquila Networks plc authorize the licensee to distribute electricity for the purpose of giving a supply to any premises in Great Britain. They provide for a distribution services area, equating to the former authorized area of the former public electricity suppliers in the East Midlands and West Midlands areas, respectively, in which the licensee has certain specific distribution services obligations. Under the Electricity Act 1989 (as amended), an electricity distributor has a duty, except in certain circumstances, to make a connection between its distribution system and any premises for the purpose of enabling electricity to be conveyed to or from the premises and to make a connection between its distribution system and any distribution system of another authorized distributor, for the purpose of enabling electricity to be conveyed to or from that other system.

      The distribution licenses place price controls on distribution. The current distribution price controls are in effect until March 2005. In addition, Ofgem initiated an Information and Incentives program which introduced comparative costs and quality targets in April 2002.

      The supply license held by Powergen Retail Limited authorizes the licensee to supply electricity to any premises in Great Britain. It provides for a supply services area, equating to the former authorized area of

Powergen Energy plc, as the former public electricity supplier in the East Midlands, in which the licensee has certain specific supply services obligations. The supply license used to place price controls on supply; however, these price controls lapsed after March 31, 2002. Following the end of the price controls, Ofgem relies on monitoring competition and, where necessary, using its powers under the Competition Act 1998 to tackle abuse. In addition, Ofgem is pursuing a range of measures under its Social Action Plan to help vulnerable and low income customers, continuing to work to make it easier for customers to switch suppliers and enforcing license requirements where these apply.

      A separate supply license is held by Powergen U.K., which does not extend to supply to domestic premises. Powergen U.K. also continues to hold a second-tier supply license for Northern Ireland (to which the Utilities Act 2000 generally does not extend).

      Following the acquisition of the U.K. retail energy business of the TXU Group in October 2002, Powergen also holds a number of additional electricity and gas supply licenses through certain of the companies that were acquired as part of that deal. During 2003, customers supplied under these licenses have been migrated to the supply licenses held by Powergen Retail Limited and Powergen U.K.

      The Gas Act. Licenses to ship gas and to supply gas are held by a number of companies in the Powergen Group.

      Powergen operates gas pipelines that are subject to the Pipelines Act 1962 (as amended), including pipelines at Killingholme, Cottam and Connah’s Quay. This legislation gives third parties rights to apply to the Secretary of State for a direction requiring the pipeline owner to make spare capacity available to the third party.

      Powergen operates its trading activities through its separate subsidiary, Powergen Trading Limited, which is authorized and regulated by the Financial Services Authority (“FSA”). The FSA’s powers are set out in the Financial Services and Markets Act 2000, to which Powergen is subject. The proposed revision to the EU’s Investment Services Directive as eventually implemented in the United Kingdom is expected to apply to Powergen’s trading activities. However, the proposed revision is still being developed and, on the basis of current drafting, there may be exemptions that could apply to Powergen.

          U.S. Business

      Retail Electric Rate Regulation. The KPSC has regulatory jurisdiction over the rates and service of LG&E and KU and over the issuance of certain of their securities. The Virginia State Corporation Commission also has parallel regulatory jurisdiction with respect to certain of KU’s operations. The KPSC and Virginia State Corporation Commission, respectively, regulate the rates and services of LG&E or KU and, via periodic public rate cases and other proceedings, establish tariffs governing the rates LG&E and KU may charge customers. Because KU owns and operates a small amount of electric utility property in Tennessee and serves less than 10 customers there, KU is also subject to the jurisdiction of the Tennessee Regulatory Authority.

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

      On December 29, 2003, LG&E and KU filed general rate case applications with the KPSC seeking increases in regulated tariffs. LG&E’s last electric rate case was in 1990 and its last gas rate case was in 2000; KU’s last rate case was in 1983. LG&E requested an increase in its electric rates of an aggregate of $63.8 million or 11.3 percent and an increase in its gas rates of an aggregate of $19.1 million or 5.4 percent. KU requested an increase of an aggregate of $58.3 million or 8.5 percent. The discovery phase of the proceeding will take place in the first quarter of 2004, with the required public hearing and final order expected in the second quarter. Any new rates approved by the KPSC are expected to become effective as of July 1, 2004. No assurance can be given as to the outcome of the proceeding.

      The electric rates of LG&E and KU in Kentucky contain fuel adjustment clauses whereby increases and decreases in the cost of fuel for electric generation are reflected in the rates charged to all retail electric customers. The KPSC requires public hearings at six-month intervals to examine past fuel adjustments, and at two-year intervals to review past operations of the fuel clause and transfer the then-current fuel adjustment charge or credit to the base charges. At present, the KPSC also requires that electric utilities, including LG&E and KU, file publicly certain documents relating to fuel procurement and the purchase of power and energy from other utilities.

      The electric rates LG&E and KU charge in Kentucky are also subject to an earnings sharing mechanism (“ESM”). The ESM was in place for three years beginning January 1, 2000. Prior to the expiration of the ESM at the end of 2002, LG&E and KU filed a request for a three-year continuation of the ESM in its current form through December 31, 2005. In January 2003, the KPSC approved the ESM continuation for 2003, subject to prospective change as a result of further proceedings. In September 2003, the KPSC initiated an investigation to determine the appropriateness of further continuing the ESM. LG&E and KU are currently involved in the discovery phase of the proceeding initiated pursuant to their request to continue the ESM through 2005. No assurance can be given as to the outcome of that proceeding. The ESM establishes a range of 100 basis points on either side of an allowed annual rate of return of 11.5 percent. If LG&E’s or KU’s allowed annual rate of return on adjusted equity for a given calendar year falls within the range, no action is necessary. If earnings are above the upper limit, the excess earnings are shared 40 percent with ratepayers and 60 percent is retained by shareholders; if earnings are below the lower limit, the earnings deficiency is recovered 40 percent from ratepayers and 60 percent from shareholders. The ESM filing is made on March 1 of the following year, with any rate changes going into effect on April 1.

      LG&E’s and KU’s electric rates in Kentucky contain an environmental cost recovery surcharge which recovers costs incurred by LG&E or KU that are required to comply with the U.S. Clean Air Act Amendments of 1990 (the “Clean Air Act”) and other environmental regulations. The magnitude of the surcharge fluctuates with the amount of approved environmental compliance costs incurred during each rate period.

      Retail Gas Rate Regulation. LG&E’s gas rates in Kentucky contain a gas supply charge, whereby increases or decreases in the cost of gas supply are reflected in LG&E’s rates, subject to approval of the KPSC. The gas supply charge procedure prescribed by order of the KPSC provides for quarterly rate adjustments to reflect the expected cost of gas supply in that quarter. In addition, the gas supply charge contains a mechanism whereby any over- or under-recoveries of gas supply cost from prior quarters will be refunded to or recovered from customers through the adjustment factor.

      Other Regulations. Integrated resource planning regulations in Kentucky require LG&E, KU and other major utilities to make triennial filings with the KPSC of historical and forecasted information relating to forecasted load, capacity margins and demand-side management techniques. The two utilities filed their most recent integrated resource plan in October 2002.

      Pursuant to Kentucky law, the KPSC has established the service boundaries for LG&E, KU and other utility companies, other than municipal corporations, within which each such supplier has the exclusive right to render retail electric service.

          Environmental Matters

      U.K. Business

      While Powergen in the United Kingdom is subject to the same EU legislation as is E.ON Energie (described under “— E.ON Energie — Environmental Matters”), details of the implementation of that legislation as adopted in the United Kingdom differ from those implemented by the German government. Powergen is also subject to national legislation which includes the obligations of the United Kingdom and international conventions to which the United Kingdom adheres. These obligations relate principally to emissions from generating facilities to air, notably SO2, NOx and dust. Although historically such legislation has primarily affected coal-fired plants, all fossil-fuelled generation may be impacted in the future. Powergen is currently in compliance with all applicable emissions regulations.

      As an alternative to setting rigid emission limit values, the EU Large Combustion Plants Directive allows each member state to include all its existing large combustion plant within a single National Emissions Reduction Plan. The U.K. government has prepared such a plan but has reserved the right not to implement it but rather to apply strict emission limit values instead. A consultation exercise on the approach to be adopted is in progress, and is expected to extend until the end of June 2004. Once the Large Combustion Plants Directive has been implemented, Powergen will need to determine what measures it intends to take to comply, such as upgrading pollution control devices, reducing plant operating time or closing selected plants.

      The U.K. government has published the regulations necessary to establish a greenhouse gas emissions allowance trading system, as required by the EU’s Emissions Trading Directive. For more information on the Emissions Trading Directive, see “— E.ON Energie — Regulatory Environment.” The draft regulations for implementing the trading scheme were published in January 2004, releasing for consultation a draft National Allocation Plan which includes the proposed allocations of CO2 emissions allowances for Powergen’s plants as well as details of the operation of the emissions allowance trading scheme. The proposed trading scheme requires that each participating plant be covered by a greenhouse gas emissions permit, which initially will be issued free of charge. Powergen has made the necessary applications for permits and is currently participating in the consultation process, which is expected to last until March 2004.

      The timing and scale of the costs that Powergen may incur in connection with the implementation of the Emissions Trading Directive and the Large Combustion Plants Directive remain unclear at the present time.

      Each of Powergen’s fossil-fuelled power stations in the United Kingdom is required to have an Integrated Pollution Control Authorization, issued by a government agency, which regulates releases to the environment and seeks to minimize their impact. The current system of authorizations is to be expanded via a new permitting system to cover a wider range of matters such as noise, waste minimization and energy conservation, reflecting extended requirements now applicable to all new installations. Existing power stations are to be brought under the newly-expanded regime during 2006.

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

      Powergen is also subject to environmental regulations affecting its business, including the registration of equipment possibly contaminated with polychlorinated biphenyls (“PCBs”) and packaging waste regulations. In May 2000, new PCB regulations were introduced requiring companies to register all equipment that is known to be contaminated with PCBs. In addition, companies must register all other relevant equipment that cannot be “reasonably assumed” not to contain PCBs. Powergen believes that it has registered all equipment that has any possibility of containing regulated trace amounts (between 50-500 parts per million) of PCBs.

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

      The Clean Air Act imposed stringent new SO2 and NOx emission limits on electric generating units located in the United States. LG&E had previously installed flue gas desulphurisation equipment on all of its generating units, while KU and WKE met their Phase I SO2 requirements primarily through installation of flue gas desulphurisation equipment on Ghent Unit 1 and Henderson 1 and 2, respectively. LG&E Energy’s combined strategy for Phase II, which commenced January 1, 2000, uses accumulated emissions allowances to defer additional capital expenditures and also includes fuel switching or the installation of additional flue gas desulphurisation equipment. LG&E, KU and WKE met the NOx emission requirements of the Clean Air Act through installation of low-NOx burner systems. LG&E Energy’s compliance plans are subject to many factors including developments in the emission allowance and fuel markets, future regulatory and legislative initiatives, and advances in clean air control technology. LG&E Energy will continue to monitor these developments to ensure that its environmental obligations are met in the most efficient and cost-effective manner.

      In September 1998, the U.S. Environmental Protection Agency (“EPA”) announced its final “NOx SIP Call” rule requiring significant additional reductions in NOx emissions by May 2003, in order to mitigate alleged ozone transport to the northeastern United States. While each of the 19 states covered by the rule is free to allocate its assigned NOx reductions among various emissions sectors as it deems appropriate, the regulations currently require electric generating units to reduce their NOx emissions to 0.15 pounds weight per million British thermal unit (“lb./MMBtu”) — an 85 percent reduction from 1990 levels. Kentucky revised its State Implementation Plan (“SIP”) to require reductions in NOx emissions from coal-fired generating units to the 0.15 lb./ MMBtu level on a system-wide basis in June 2002. In related proceedings in response to petitions filed by various northeastern states, in December 1999, the EPA issued a final rule directing similar NOx reductions from a number of specifically named electric generating units including all LG&E and KU stations in the eastern half of Kentucky. As a result of appeals to both rules, the compliance date was extended to May 2004. All LG&E Energy generating units are subject to the May 2004 compliance date under these NOx emissions reduction rules.

      LG&E Energy is currently implementing a plan that will add significant NOx controls to its generating units at LG&E, KU and WKE. Installation of additional NOx controls has proceeded on a gradual basis, with installation of controls having commenced in late 2000 and continuing through the final compliance date of May 2004. LG&E Energy estimates that it will incur total capital costs of approximately $539 million through mid-2004 (of which approximately $452 million has been incurred through year-end 2003) to reduce its NOx emissions to the 0.15 lb./ MMBtu level on a company-wide basis. In addition, LG&E Energy will incur additional operating and maintenance costs in operating new NOx controls. LG&E Energy believes its costs in this regard to be comparable to those of similarly situated utilities with like generation assets. With respect to costs incurred at LG&E and KU, in April 2001 the KPSC granted recovery of these costs under their environmental surcharge mechanisms.

      During 2004, certain portions of LG&E Energy’s service territory may potentially be designated non-attainment areas under EPA rules regarding ozone and particulate emissions. If so, rules applicable to LG&E Energy regarding additional reductions in SO2 and NOx emissions may be completed by 2007. The effect on LG&E Energy of such rules is not yet determinable, but could include increases in capital expenditure and operating costs.

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

      From time to time, LG&E Energy conducts negotiations with the applicable regulatory authorities to finalize cleanup plans or determine financial responsibility concerning other environmental matters, including remediation steps regarding former LG&E and KU manufactured gas plant sites, a fuel oil discharge at KU’s E.W. Brown plant and matters relating to a KU transformer scrap yard.

VITERRA

          Overview

      E.ON’s real estate subsidiary Viterra is one of the largest real estate groups in Germany in terms of its residential portfolio, with revenues of €1.1 billion and internal operating profit of €295 million in 2003. Viterra focuses on the core business of residential real estate and the additional business of real estate development.

          Residential Real Estate

      The residential real estate business comprises the purchase of larger housing portfolios, the rental and management of the housing stock and the sale of housing units, to tenants, owner-occupiers and investors. Viterra operates this business through six branch offices in the Rhein-Ruhr area and Wohnungsgesellschaft Hüls mbH (together, the “Ruhrgebiet branch offices”), as well as through Deutschbau Immobilien-Dienstleistungen GmbH (“Deutschbau”) and Viterra Rhein-Main GmbH (“Viterra Rhein-Main”). Viterra is one of Germany’s largest private owners of residential property on the basis of housing units, with a property portfolio of approximately 152,000 housing units at year-end 2003. The Ruhrgebiet branch offices are responsible for some 90,000 housing units in the Rhein-Ruhr area. Viterra Rhein-Main serves some 21,000 housing units in the Rhein-Main area. Deutschbau, in which Viterra holds a 50 percent shareholding, is responsible for some 41,000 housing units throughout Germany.

      Viterra increased the number of housing units sold from approximately 9,900 units in 2002 to approximately 13,400 units in 2003. At year-end 2003, Viterra’s residential real estate units had an approximately 97.6 percent occupancy rate based on total rentable space.

      In addition, Viterra transferred approximately 27,000 housing units to MIRA in 2003. However, due to the nature of the contractual arrangements and Viterra’s ongoing operational obligations with regard to these units, these units will continue to be consolidated on Viterra’s balance sheet under U.S. GAAP and are included in the property portfolio described above and below.

      E.ON’s real estate activities originated in the 1930s in order to provide subsidized housing primarily in the Ruhr area for workers in the coal and steel industries. Today, some 68 percent of the housing stock is located in North Rhine-Westphalia. Approximately 57 percent of Viterra’s housing units at year-end 2003 were built prior to 1961. Viterra believes that its housing units are in reasonably good condition and intends to further improve the quality and profitability of its rental housing through selective maintenance and modernization. In 2003, Viterra incurred capital expenditures of €29 million, as well as maintenance and modernization costs of €200 million, in its residential real estate business for the improvement of its existing housing portfolio. It has spent approximately €167 million per year, on average, over the past seven years on maintenance and modernization of its housing stock and does not expect such expenses to increase significantly over the long term.

      In the past, the majority of Viterra’s housing was built with low interest rate public financing and with low interest rate financing from third parties in exchange for perpetual tenancy rights (Belegungsrechte). As a result, approximately 58 percent of Viterra’s housing units are subject to a wide variety of rent controls, some governmental and some contractually imposed by third parties with perpetual tenancy rights. Although some of these rent controls expire over time, their existence and the geographical concentration of the housing units impose practical restrictions on the ability of Viterra to dispose of substantial quantities of the housing units on reasonable terms.

      Because of the original purpose of providing subsidized housing for workers in the coal and steel industries, companies like E.ON were initially granted nonprofit status for their real estate activities. In 1990, however, these activities became taxable as a result of a change in German income tax law. In connection with the change in taxable status, former nonprofit real estate companies have become entitled to certain depreciation deductions under German income tax law, subject to conditions and restrictions. These deductions depend, among other conditions, upon the level of profits from certain rental properties and capital expenditures on rental properties. These depreciation deductions are accounted for when they are realized on the tax return.

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

      Viterra’s financing of residential investments is primarily carried out through third-party secured financing and intra-Group borrowings.

          Real Estate Development

      Viterra’s real estate development business unit, Viterra Development GmbH, focuses on the development of office buildings and apartment houses. It conducts all aspects of real estate development, including land acquisition, planning, rental and sale of the completed units to investors and owner-occupiers. The actual construction is executed by third-party general contractors. The business unit focuses on the principal metropolitan areas in Germany (Berlin, Frankfurt, Munich, Hamburg and Düsseldorf), as well as on projects in Prague and Warsaw. Viterra intends to expand its real estate development business in the future.

      Viterra’s real estate development business unit currently holds approximately 80 commercial units, 9 of which are logistic properties. 30 units accounted for 95 percent of the portfolio in value terms at the end of 2003.

          Former Activities

      Viterra’s former residential services business provided real estate-related services (primarily heat and water submetering services and contracting services) for administrators and private and institutional owners of residential and commercial property through Viterra Energy Services and Viterra Contracting GmbH (“Viterra Contracting”). In March 2003, Viterra sold Viterra Contracting to Mabanaft GmbH (“Mabanaft”). In June 2003, Viterra sold Viterra Energy Services to CVC Capital Partners.

      Each of Viterra Energy Services and Viterra Contracting is accounted for as a discontinued operation in the Consolidated Financial Statements. For more detail on discontinued operations, see “— Discontinued Operations — Other,” “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

      Moreover, as decided in 2002, Viterra phased out its development of one-and two-family houses by the end of 2003.

DEGUSSA

          Overview

      In 2001, E.ON streamlined its chemicals business by merging Degussa-Hüls and SKW Trostberg, the chemicals divisions of the former VEBA and VIAG, into a new, more focused company called Degussa AG.

      In May 2002, E.ON reached a definitive agreement with RAG to sell a portion of E.ON’s majority interest in Degussa to RAG and to acquire RAG’s more than 18 percent interest in Ruhrgas in a two step transaction. Upon termination of the court proceedings that had temporarily enjoined the Company from acquiring control of Ruhrgas in late January 2003, E.ON completed the first step of the RAG/ Degussa transaction by acquiring RAG’s Ruhrgas stake and tendering 37.2 million of its shares in Degussa to RAG at the price of €38 per share, receiving total proceeds of €1.4 billion. Following this transaction and the completion of the tender offer to the other Degussa shareholders, RAG and E.ON each hold a 46.5 percent interest in Degussa, with the remainder being held by the public. The shares of Degussa AG are listed on the Frankfurt Stock Exchange and are part of the MDAX, the performance index of 50 German mid-cap companies. In the second step, E.ON is to sell enough shares to RAG at the above price to give RAG a 50.1 percent interest in Degussa by May 31, 2004. E.ON and RAG operate Degussa under joint control.

      Following the sale of roughly 18 percent of Degussa, E.ON accounts for Degussa using the equity method, in line with its 46.5 percent shareholding in the company. For this reason, the sales figure recorded for Degussa comprises only its January 2003 revenues. For all periods from February 1, 2003, E.ON records 46.5 percent of Degussa’s after-tax earnings in its internal operating profit. For the one-month period ended January 31, 2003, Degussa had revenues of €994 million. For the full fiscal year, Degussa contributed internal operating profit of €157 million.

          Operations

      Degussa’s strategic management responsibilities lie with its board of management, supported by staff at the Düsseldorf headquarters. Responsibility for management at the operational level rests with Degussa’s 21 decentralized business units, each of which is grouped into one of Degussa’s five core divisions. The following chart sets forth Degussa’s five divisions divided into business units:

DEGUSSA

	Fine &		Coatings &
Construction	Industrial	Performance	Advanced	Specialty
Chemicals	Chemicals	Materials	Fillers	Polymers

Admixture Systems North America	Fine Chemicals	Superabsorbents	Coatings & Colorants	High Performance Polymers

Admixture Systems Europe	Bleaching & Water Chemicals	Care Specialties	Aerosil & Silanes	Specialty Acrylics

Admixture Systems Asia/Pacific	C 4 -Chemistry	Oligomers & Silicones	Advanced Fillers & Pigments	Methacrylates

Construction Systems Americas	Catalysts & Initiators	Food Ingredients		Plexiglas

Construction Systems Europe	Feed Additives

      All other activities are grouped as non-core businesses or services/development units and are not shown in the table above. The core businesses of Degussa contributed in excess of 90 percent of its total 2003 sales.

          Construction Chemicals

      Degussa’s Construction Chemicals division offers innovative products and technologies for the construction of new buildings and the repair and modernization of existing buildings. Its core competencies include concrete admixtures, tunnel and underground construction, cement-bound products, waterproofing and coating systems, and paints and lacquers. In addition, it offers a broad product range of tile adhesives, heat insulation and products for industrial and sport floors. The division subdivides its range of products into two application-oriented segments: admixture systems and construction systems. Since construction is a local activity, the geographical business units in the admixture systems segment focus on North America, Europe and the Asia/ Pacific region, while those in the construction systems segment focus on the Americas and Europe.

          Fine & Industrial Chemicals

      The Fine & Industrial Chemicals division supplies high quality chemicals for use as starting materials and intermediates in the pharmaceutical and agricultural chemicals industries and other areas, such as water treatment. It offers a wide range of high quality chemical materials and ingredients for pharmaceuticals and agrochemicals, pulp and paper, water treatment, mining, plastics and fuels. In addition, it concentrates on the development, production and marketing of high quality additives for animal nutrition. The division consists of the business units Fine Chemicals, Bleaching & Water Chemicals, Catalysts & Initiators, C4-Chemistry and Feed Additives.

          Performance Materials

      The Performance Materials division concentrates on applied chemistry and superabsorbent polymers. The principal applications are additives for polyurethane foaming agents, paints and inks, as well as special raw materials for body care, laundry softeners and diapers. Furthermore, the division is active in the development, production and marketing of high quality food components. It consists of the business units Superabsorbents, Care Specialties, Oligomers & Silicones and Food Ingredients.

          Coatings & Advanced Fillers

      This division offers fine-particled reinforcing and surface enhancing materials and systems used in various applications, such as tires and anti-caking agents, as well as silanes, resins, cross-linking agents and colorants for the paints and coatings industries. These materials are generally used to increase the value of the products in which they are used, which include tires, silicone rubber and low emission and age-resistant coatings systems. The division’s business units are Coatings & Colorants, Aerosil & Silanes and Advanced Fillers & Pigments.

          Specialty Polymers

      This division manufactures high quality plastics with a methyl-methacrylate base and C12-polyamides. Its products are characterized by particular temperature, weathering and chemical resistances, and have good transparency and form stability properties. The most important markets for these products are the medical sector, the electrical and electronics industries, and the aircraft, automobile and construction industries. The division consists of the business units High Performance Polymers, Specialty Acrylics, Methacrylates and Plexiglas.

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

      Any failure to comply with present or future environmental laws or regulations could result in fines being imposed on Degussa, suspension of production or alteration of manufacturing processes. Such laws or regulations could also require Degussa to perform expensive remediation activities or to incur other expenses to comply with environmental regulation. Degussa believes that its domestic and international manufacturing facilities are currently in material compliance with the laws and regulations with respect to environmental matters applicable in the relevant jurisdictions. In order to ensure compliance, the Degussa board has introduced a set of ESHQ (environmental protection, safety, health, quality) requirements which are binding on all operating units. The proper implementation of this system is checked by means of regular internal audits.

      The individual business units of Degussa conduct their environmental activities independently, while the management of the Degussa group sets general guidelines. Degussa actively participates in the worldwide initiative “Responsible Care,” a chemical industry commitment to continuously improve performance in health, safety and the environment. In addition, many of Degussa’s domestic subsidiaries participate in the European Eco-Management and Audit Scheme (“EMAS”). The EMAS program includes the development of a management system clearly assigning environmental protection responsibilities, the completion of both internal and external environmental audits, the formation of specific environmental objectives and programs for plants and subsidiaries, the publication of environmental reviews, the evaluation of environmental procedures by an independent expert and, upon successful completion of the program, the registration of the site. Furthermore, an increasing number of Degussa sites operate environmental management systems which are certified under ISO 14001 or are in the process of certification. All relevant activities are expected to be covered by year-end 2004.

      In 2003, Degussa invested €36 million in facilities and processes relating to environmental control, and, in addition, had other environmental-related expenditures of €233 million.

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

          Research and Development

      In fiscal 2003, Degussa spent €347 million on R&D for its core operations. As a percentage of sales, R&D expenditures for Degussa were 3.2 percent in 2003, compared with 3.1 percent in 2002. R&D at Degussa is primarily conducted by each of the business units, which pursue projects according to their respective competitive goals and needs. A localized approach to R&D is intended to ensure that new products are developed to respond as closely as possible to the individual unit’s markets, customers and their needs. Degussa also has centralized R&D and innovation management which initiates and oversees strategically important projects and coordinates the exchange of information among business units.

          Other

      Due to the wide range of products and businesses in the Degussa group, a discussion of the sources and availability of raw materials is not meaningful, and individual product source and availability information is therefore not presented. The prices of some of the raw materials used by Degussa are subject to volatility, although raw material price changes have not had a material effect on the Company’s chemical activities in the past. Degussa believes that the worldwide supply of raw materials for its products is satisfactory, and does not anticipate material disruptions to its businesses due to prolonged unavailability of raw materials or high prices. Group-wide, Degussa’s activities are not significantly affected by seasonal factors, although individual products and businesses may be subject to seasonal variations.

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

DISCONTINUED OPERATIONS

      In 2002 and 2001, the Company discontinued the operations of its oil and distribution/logistics segments and of its aluminum and silicon wafer segments, respectively. These segments are accounted for as discontinued operations in accordance with U.S. GAAP. In addition, E.ON Energie, Powergen, Viterra and Degussa have either disposed of or have classified certain businesses as held for sale in 2003 and 2002. E.ON therefore also considers these businesses to be discontinued operations. Under U.S. GAAP, results of all such discontinued operations must be shown separately, net of taxes and minority interests, under “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income. For details, see Note 4 of the Notes to Consolidated Financial Statements.

          Oil

      VEBA Oel is active in the oil and gas exploration and production, oil processing and marketing and petrochemicals businesses. This includes the production of hydrocarbons, refining of crude oil, production of petrochemicals and the marketing of petroleum products and petrochemicals.

      In July 2001, E.ON and BP entered into an agreement pursuant to which BP agreed to acquire a 51.0 percent stake in VEBA Oel by way of a capital increase. The agreement also provided E.ON with a put option that allowed it to sell the remaining 49.0 percent interest in VEBA Oel to BP at any time from April 1, 2002 for

€2.8 billion, subject to certain purchase price adjustments. In December 2001, the German Federal Cartel Office cleared the transaction. The capital increase took place in February 2002, giving BP majority control of VEBA Oel as of February 1, 2002. The aggregate consideration paid by BP for the capital increase was approximately €2.9 billion. In addition, €1.9 billion in shareholder loans from the E.ON Group to VEBA Oel were repaid. As of June 30, 2002, E.ON exercised the put option. E.ON has received €2.8 billion for its VEBA Oel shares plus the aforementioned repayment of the shareholder loans. In April 2003, E.ON and BP reached an agreement setting the final purchase price for VEBA Oel (without prejudice to the standard guarantees in the contract) at approximately €2.9 billion. The portion of VEBA Oel’s 2003 and 2002 results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to a loss of €37 million and income of €1.8 billion, respectively. E.ON recognized a loss on disposal of €35 million in 2003 related to the final purchase price settlement and a gain of €1.4 billion in 2002. For details, see Note 4 of the Notes to Consolidated Financial Statements.

          Distribution/ Logistics

      Stinnes is active in logistics services in the following areas: transportation, chemicals and materials. In transportation logistics, Stinnes operates primarily through Schenker AG, which provides air freight, sea freight, rail and road transportation, comprehensive exhibition logistics and transportation services and logistical services for industry, trade and the public sector. Stinnes also owns the Swedish transportation and logistics company BTL AB. The chemicals logistics services of Stinnes’ subsidiary, Brenntag AG, include the procurement, transport and storage of chemicals, mixing and repackaging into smaller containers and the re-acceptance of empty containers. Brenntag supplements the sale of chemicals with application-specific advice, particularly with respect to specialty chemicals. In the materials business, Stinnes’ subsidiary, Stinnes Interfer AG, procures, processes and distributes a wide variety of steel products as well as industrial minerals (special ores and fillers) and metals and metallurgical products (alloys, alloy briquettes, carborizing agents and pig iron).

      In July 2002, E.ON agreed to sell its 65.4 percent interest in Stinnes to Deutsche Bahn AG (“DB”) in connection with a cash tender offer DB later made to all Stinnes shareholders at a price of €32.75 per share. E.ON received cash proceeds of €1.6 billion upon completion of the tender, and Stinnes was deconsolidated as of September 30, 2002. The portion of Stinnes’ 2002 results included in “Income (Loss) from discontinued operations, net” in E.ON’s 2002 Consolidated Statement of Income amounted to €603 million of income. In 2002, Stinnes had revenues of €8.8 billion and E.ON realized a gain on the disposal of €588 million. For details, see Note 4 of the Notes to Consolidated Financial Statements.

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

      In March 2002, E.ON sold VAW to the Norwegian company Norsk Hydro ASA for the aggregate price of €3.1 billion, including financial liabilities and pension provisions totaling €1.2 billion. The portion of VAW’s 2001 results included in “Income (Loss) from discontinued operations, net” in E.ON’s 2001 Consolidated Statement of Income amounted to €274 million of income. The income in 2002 consists of income from discontinued operations of €34 million. E.ON realized a gain on disposal of €893 million. The net gain on disposal of €893 million does not include the reversal of VAW’s negative goodwill of €191 million, as this amount was required to be recognized as income due to a change in accounting principles upon adoption of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), on January 1, 2002. For details, see Note 4 of the Notes to Consolidated Financial Statements.

          Silicon Wafers

      MEMC is a worldwide manufacturer of silicon wafers for the semiconductor device industry. On September 30, 2001, E.ON agreed to sell its 71.8 percent interest in MEMC to Texas Pacific Group, a San Francisco-based financial investor, for a symbolic price, which included the assumption of shareholder loans made by E.ON. The transaction was completed on November 13, 2001. The portion of MEMC’s 2001 results included in “Income (Loss) from discontinued operations, net” in E.ON’s 2001 Consolidated Statement of Income amounted to €810 million of losses. In September 2003, the purchase price was adjusted, as provided for in the purchase agreement, because MEMC had substantially improved its earnings performance in 2002. This purchase price adjustment resulted in income from discontinued operations net of income taxes and minority interests for E.ON of €14 million. For details, see Note 4 of the Notes to Consolidated Financial Statements.

          Other

      As a legal condition for E.ON’s acquisition of Ruhrgas, E.ON Energie was required to dispose of its 80.5 percent shareholding in Gelsenwasser, which provides drinking water, industrial water, natural gas and other utility services in Germany. In September 2003, a joint venture company owned by the municipal utilities of the German cities of Dortmund and Bochum purchased the Gelsenwasser interest for €835 million. The portion of Gelsenwasser’s 2003 and 2002 results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to €479 million and €24 million, respectively. In 2003, Gelsenwasser had revenues of €295 million. E.ON realized a gain on disposal of €418 million.

      CRC-Evans is a provider of specialized equipment and services used in the construction and rehabilitation of gas and oil transmission pipelines. As a part of the regulatory oversight of Powergen’s acquisition of LG&E Energy, the SEC had required that LG&E Energy sell CRC-Evans. Effective October 31, 2003, LG&E Energy sold CRC-Evans to an affiliate of Natural Gas Partners for €37 million. The portion of CRC-Evans’ results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to less than €1 million in each of 2003 and 2002. E.ON realized no gain or loss on the disposal. In 2003, CRC-Evans had revenues of €73 million.

      Viterra Energy Services, which provides heat and water submetering services for administrators and owners of residential and commercial property, was accounted for as a discontinued operation in the E.ON Consolidated Financial Statements for 2002. In June 2003, Viterra disposed of Viterra Energy Services to CVC Capital Partners. In March 2003, Viterra sold its Viterra Contracting subsidiary, which provides heat contracting services to apartment buildings, to Mabanaft. The aggregate consideration for both transactions totaled €961 million, including approximately €112 million of assumed liabilities, with Viterra realizing a gain of €641 million. The portion of 2003 and 2002 results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to €681 million and €52 million, respectively. For the portion of 2003 prior to their disposition, Viterra Energy Services and Viterra Contracting had combined revenues of €202 million.

      During 2002, Degussa divested several non-core businesses, including its gelatin business, the persulfate operations, the textile additives business, the fertilizer manufacturer SKW Piesteritz Holding GmbH, Degussa Bank GmbH, Viatris GmbH & Co. KG and the biopharmaceutical company Zentaris AG. The portion of the 2002 results of these divested operations included in “Income (Loss) from discontinued operations, net” in E.ON’s 2002 Consolidated Statement of Income amounted to a loss of €84 million. In 2002, the divested Degussa non-core businesses had revenues of €410 million and E.ON realized an aggregate loss on their disposal of €93 million.

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

ECONOMIC BACKGROUND

          Germany

      During 2003, the general economic situation improved only slightly worldwide. German export performance remained weak as a consequence of sluggish worldwide economic conditions and the appreciation of the euro. In addition, domestic demand remained unchanged compared with 2002. As a result, the German economy had one of the worst performances in the Eurozone in 2003. The real gross domestic product decreased by 0.1 percent, compared with an increase of 0.2 percent in 2002. Capital spending by businesses decreased by 3.3 percent, mainly due to the lasting recession in the construction industry, while the level of investment in machinery and equipment fell by 4.0 percent. Other investment — especially in computer software — grew by 1.8 percent. The German economy did not gain much momentum in the second part of 2003, as demand for imports increased and growth rate of capital investment was still negative. The German Council of Economic Advisers forecasts a strong global economic upturn starting at the end of 2003, with a German growth rate of 1.5 percent in 2004.

      Long-term interest rates in the Eurozone decreased by 0.05 percentage points in 2003. In June 2003, the European Central Bank reduced each of its deposit facility and margin lending rates by 0.5 percentage points, to 1.0 percent and 3.0 percent, respectively, noting that it did not believe that the reduction would increase inflationary pressures in the Eurozone.

      Germany’s competitive position in world trade continues to benefit from many factors, including monetary stability, a reputation for quality and recent productivity gains. In 2003, Germany achieved a surplus in exports and services in real terms of €97.0 billion, compared with a surplus of €101.1 billion in 2002. Due to weak economic growth and lack of structural reforms, however, unemployment remained high in Germany in 2003. The reasons for unemployment are predominantly of a structural nature and include, among other factors, extensive regulation of the labor market and high labor costs (compared with the rest of the EU and the United States).

      Both chambers of the German legislature (Bundestag and Bundesrat) approved the Tax Reduction Act in July 2000. The Act came into effect on January 1, 2001. The Act provides tax relief for families, private households and businesses. The top marginal income tax rate will be lowered from 53 percent in 1999 to 42 percent by 2005.

      The Tax Reduction Act replaced the corporate imputation system with a classic corporate tax system (Halbeinkünfteverfahren). The 30 percent corporate income tax rate on distributed earnings and the 40 percent corporate income tax rate on non-distributed profits were both reduced to 25 percent. The corporate income tax liability remains subject to a solidarity surcharge of 5.5 percent.

      On April 11, 2003, the chambers of the German legislature approved the Tax Preference Reduction Act (Steuervergünstigungsabbaugesetz). The legislation suspends the use of corporate tax credits for a period of three years beginning January 1, 2003 and continuing through December 31, 2005 for calendar year taxpayers. Existing corporate tax credits are “frozen” during this period; no refunds are possible. Once the moratorium ends, corporate tax credits will be refunded in an amount up to 1/6 of annual declared dividends with potential further restrictions over the refund period (January 1, 2006 through December 31, 2019).

      On December 22, 2003, the German legislature approved important bills amending German tax laws after several months of intense political discussions. The new rules, which are collectively known as the Law

Implementing the German Federal Government’s Protocol Declaration on the Legislative Conference Committee’s Recommendation on the Tax Preference Reduction Act — Basket II (Gesetz zur Umsetzung der Protokollerklärung der Bundesregierung zur Vermittlungsempfehlung zum Steuervergünstigungsabbaugesetz, or the “Tax Preference Reduction Act — Basket II”), are designed to stabilize corporate income tax revenue, to align German tax law with EU law and to counteract certain tax structures and perceived abuses of law. The new rules have become effective in most cases as of January 1, 2004.

      The Tax Preference Reduction Act — Basket II introduced, inter alia, a “minimum taxation”, whereby the use of tax loss carryforwards is curtailed for income tax, corporate income tax and trade tax purposes. Loss carryforwards may only offset 60 percent of a taxpayer’s income to the extent income or loss exceeds €1.0 million. In addition, under the new rules, dividends received and capital gains derived from the sale of shares in a corporation remain generally tax-free if received by a German corporate taxpayer. However, a lump sum of 5 percent of dividends and capital gains remains taxable. For more information about the effects of these changes on the Company, see Note 7 of the Notes to Consolidated Financial Statements.

      In December 2002, the European Court of Justice ruled that, as applied to EU shareholders, the thin capitalization rules under German tax law conflict with the freedom of establishment clause of the EC Treaty. These thin capitalization rules were held to violate EU law because they treat related party loans to corporations differently depending on whether interest payments are subject to taxation in Germany at the level of the lender or not. The new rule under the Tax Preference Reduction Act — Basket II tries to take into account the concerns of the European Court of Justice by reinforcing the existing rules and broadening the scope at the same time. Under the new thin capitalization rules, certain interest payments by a corporation or a partnership with corporate partners are characterized as deemed dividends if the underlying debt is provided or secured by a shareholder who alone or together with related parties owns more than 25 percent of the borrowing company. As the interpretation of the new rule is still unclear and no guidance has yet been issued by the German Ministry of Finance, it is not possible to quantify its potential impact upon E.ON at this stage.

      In order to finance the 2004 tax rate reduction contained in the Tax Reduction Act, certain existing subsidies were limited or eliminated as of January 1, 2004. In particular, the subsidy related to the construction or purchase of a house or apartment used for the taxpayer’s own living purposes (Eigenheimzulage) was significantly reduced.

      The Flood Victims Solidarity Act, passed in response to severe flooding in Germany during the summer of 2002, increased Germany’s corporate tax rate to 26.5 percent for 2003 only. In 2004, the rate will again be 25 percent.

      In 1999, the German legislature introduced an environmental tax reform. The introductory step, which took effect as of April 1, 1999, introduced a new tax on electricity consumption of 1.02 €cent per kWh and an increase in tax rates of 3.07 €cent per liter for gasoline, 2.05 €cent per liter for heating oil and 0.16 €cent per kWh for natural gas. These energy tax revenues are used to reduce the contribution rate for the government social security pension system. In November 1999, a second step introduced a yearly increase of 3.07 €cent per liter of gasoline and 0.26 €cent per kWh of electricity for the years 2000 to 2003. Accordingly, as of each of January 1, 2000, January 1, 2001, January 1, 2002, and January 1, 2003, the tax on gasoline rose by 3.07 €cent per liter and the tax on electricity by 0.26 €cent per kWh. In addition, the environmental tax reform includes an indirect tax preference for low sulphur gasoline from November 2001. A special tax on heavy fuel oil used for power generation was abolished and all uses are now taxed at €25.0 per ton. In 2002, the German legislature revised the exemption policy for industry. The compensation mechanism in which the burden of the higher energy tax is almost compensated by lower contributions to the social security system has been changed by using more actual figures for calculating the relief from lower social security rates. As a result, E.ON expects no material impact from the higher energy tax. The legislature also increased the reduced tax rates from 20 percent to 60 percent of the normal rate. It increased the tax rates for natural gas for heating purposes by 58 percent to €5.5 per MWh. These changes, including other measures, are expected to result in an additional burden for the industry of approximately €1.6 billion in 2003. For 2004, no environmental tax changes are expected. For additional information on the tax regime applicable to German corporations, see “Item 10. Additional Information — Taxation — Taxation of German Corporations.”

      The power industry and the German government have now reached an agreement to phase out nuclear energy which has been passed into law and has taken effect (see “— Business Overview — E.ON Energie”).

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

      Since the ratification of the Treaty, the EU has been enlarged from 12 to 15 member states, with the entry of Austria, Finland and Sweden in January 1995. It is now facing another possible enlargement to include several additional European countries, primarily East European countries. In 1997, the EU signed accession agreements with six applicant countries: Cyprus, the Czech Republic, Estonia, Hungary, Poland and Slovenia. The agreements provide for the entry into the EU of the relevant applicant, provided that the candidate-specific accession criteria are met. In early 2000, the EU started the accession process with another six countries — Bulgaria, Latvia, Lithuania, Malta, Romania and Slovakia. Turkey also reached the status of an accessing country. On December 15, 2002, the European Council invited Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia to join the European Union as of May 1, 2004. As these countries join the EU, significant institutional reform within the current 15 EU member states will be necessary to enable the EU to integrate the new members. As a first step, an EU convention has drafted a treaty establishing a European Constitution. The draft includes significant institutional reforms of the EU Commission and the EU policy-making process. During the last EU member state summit in December 2003, the participants discussed the draft, but no decision was reached. Discussions among the EU member states will be continued in 2004. It is not clear when and in what form a constitution will be adopted.

          United Kingdom

      In the United Kingdom, the economy performed better in 2003 than in most other EU countries due to strong household demand, low interest rates and growing public expenditures. Monetary and fiscal policy provided a stable macroeconomic environment, so that prospects for 2004 are quite good. The U.K. economy is estimated to have grown at a rate of 2.0 percent in 2003 in real terms, according to the German Council of Economic Advisers. This is expected to accelerate to a growth rate of 2.9 percent in 2004. Inflation in 2003 was 1.4 percent.

          United States

      Since spring 2003, the United States’ economic growth has increased, stimulated by expansive fiscal and monetary policies. Private consumption responded strongly to tax reductions that took effect in 2003, and business investment rebounded. Interest rates remained low, supporting growth. The United States achieved a real growth rate of 3.1 percent in 2003, with a large increase to 4.0 percent expected in 2004, according to the German Council of Economic Advisers. Inflation remained under control, with an annual rate for 2003 of 2.3 percent.

RISK MANAGEMENT

      While E.ON’s divisions have varying exposures to fluctuations in exchange rates, on an overall basis E.ON has certain exposures to fluctuations between the euro and the U.S. dollar, the British pound, the Swedish krona and the Norwegian krona, respectively, that it seeks to manage through hedging activities. Foreign exchange rate risk management, along with liquidity management and interest rate risk management, is generally centralized on a Group-wide basis and is the responsibility of the Group treasury. The currency and interest rate risks of Group companies are hedged with Group treasury in conformity with E.ON’s financial guidelines, or, in certain cases, with external banks with E.ON AG’s approval. E.ON only uses interest rate and currency derivatives to hedge its risk positions deriving from underlying business transactions, and E.ON continually assesses its exposure to these risks resulting from the underlying exposures and the results of hedging transactions. Moreover, E.ON is exposed to risks from fluctuations in the prices of commodities and raw materials. The E.ON Energie, Ruhrgas and Powergen divisions also engage in the trading of energy-related commodity derivatives, subject to guidelines for risk management. For a more detailed discussion of the current exchange rate, interest rate and commodity price risk exposures and risk management policies of the Group, see “Item 5. Operating and Financial Review and Prospects — Exchange Rate Exposure and Currency Risk Management,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Notes 28 and 29 of the Notes to Consolidated Financial Statements.

ENVIRONMENTAL MATTERS

      E.ON is subject to numerous national and local environmental laws and regulations concerning its operations, products and other activities in the various jurisdictions in which it operates. Although E.ON believes that its domestic and international production facilities and operations are currently in material compliance with the laws and regulations with respect to environmental matters, such laws and regulations could require E.ON to take future action to remediate the effects on the environment of prior disposal or release of substances or waste. Such laws and regulations could apply to various sites, including power plants, pipelines and gas storage facilities, chemicals plants, waste disposal sites and chemicals warehouses. Such laws and regulations could also require E.ON to install additional controls for certain of its emission sources or undertake changes in its operations in future years. For greater detail on the application of environmental laws and regulations to E.ON’s operations, see “— Environmental Matters” under “— Business Overview — E.ON Energie,” “— Ruhrgas,” “— Powergen” and “— Degussa” above. E.ON has established and continues to establish accruals for environmental liabilities where it is probable that a liability will be incurred and the amount of liability can be reasonably estimated. The provisions made are considered to be sufficient for known requirements. E.ON adjusts accruals as new remediation commitments are made and as information becomes available which changes estimates previously made.

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

ORGANIZATIONAL STRUCTURE

      E.ON AG is the Group’s Düsseldorf-based management holding company. E.ON AG provides strategic management for Group companies and coordinates Group activities. E.ON AG also provides centralized controlling, treasury, risk management (including hedging) and service functions to Group members, as well as communications, capital markets and investor relations functions. The Group’s operating activities are organized into business divisions, each of which is responsible for managing its own day-to-day business. The following table sets forth certain information about each of the entities which served as a parent or co-parent company of an E.ON business division as of December 31, 2003:

		Percentage
	Country of	Ownership Interest	Percentage Voting
Name of Subsidiary	Incorporation	held by E.ON	Interest held by E.ON

E.ON Energie AG (energy)	Germany	100.0%	100.0%
Ruhrgas AG (energy)	Germany	100.0%	100.0%
Powergen Limited (energy)	U.K.	100.0%	100.0%
LG&E Energy LLC (energy)	USA	100.0%	100.0%
Viterra AG (real estate)	Germany	100.0%	100.0%
Degussa AG (chemicals)	Germany	46.5%	46.5%

PROPERTY, PLANTS AND EQUIPMENT

GENERAL

      The Company owns most of its production facilities and other properties. Some of E.ON’s facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2003, the total amount of indebtedness collateralized by these facilities was approximately €1.8 billion, €1.3 billion of which was secured by property owned by Viterra. E.ON believes that the Group’s principal production facilities and other significant properties are in good condition and that they are adequate to meet the needs of the E.ON Group. In 2001, E.ON moved to its new headquarters located at E.ON-Platz 1, D-40479 Düsseldorf, Germany. E.ON owns its headquarters.

PRODUCTION FACILITIES

          E.ON Energie

      E.ON Energie produces electricity at jointly and wholly owned power plants. Its power generation facilities have a total installed capacity of approximately 51,300 MW, E.ON Energie’s attributable share of which is approximately 34,900 MW (not including mothballed, shutdown and reduced power plants). Electricity is transmitted to purchasers by means of high-voltage transmission lines and underground cables owned by E.ON Energie. For further details, see “— Business Overview — E.ON Energie.” E.ON Energie believes that its power plants are in good operating condition and that its machinery and equipment have been well maintained. E.ON Energie’s German base load nuclear power plants operated at approximately 94.1 percent of available capacity in 2003. E.ON Energie believes that average utilization data calculated on the basis of all of its international and German power stations would not reflect differences between base load and peak load requirements or differential costs of generation and would therefore dilute the significance of such a measure.

          Ruhrgas

      Ruhrgas owns, co-owns or has interests through project companies in gas pipelines in Germany totaling 11,233 km. Ruhrgas owns, co-owns, leases or has interests through project companies in 12 underground gas storage facilities in Germany; Ruhrgas’ share in the usable working gas storage capacity of these facilities is approximately 5 billion m3. In addition, Ruhrgas owns, co-owns or has interests through project companies in 32 compressor stations in Germany, with Ruhrgas acting as operator for 26 of them. The current installed capacity of the compressor stations operated by Ruhrgas totals 831 MW. Due to the number and complexity of factors influencing gas pipeline and storage utilization, Ruhrgas does not consider data on the utilization of its pipeline system and gas storage capacity to be meaningful. Ruhrgas also owns interests in two project companies operating gas pipelines and compressor stations outside of Germany. For further details, see “— Business Overview — Ruhrgas.”

      On a global basis, Ruhrgas Industries operates one major engineering site in Essen (Germany) and 14 major production plants, the locations of which are as follows: Kleve (Germany); Lampertheim (Germany); Lotte-Büren (Germany); Mainz-Kastel (Germany); Luton (United Kingdom); Renteria (Spain); Stará Turá (Slovakia); Nebraska City, Nebraska (USA); Madison, Ohio (USA); Ocala, Florida (USA); Raleigh, North Carolina (USA); Bogotá (Colombia); Cachoerinha (Brazil); and La Rioja (Argentina).

      Ruhrgas believes that its pipeline system (including compressor stations), gas storage facilities and production and engineering plants are in good operating condition and that its machinery and equipment have been well maintained.

          Powergen

      Powergen and LG&E Energy produce electricity at jointly and wholly owned power plants. Their power generation facilities have a total installed capacity of approximately 21,084 MW, Powergen’s and LG&E Energy’s attributable share of which is approximately 19,434 MW (not including mothballed and shutdown power plants). Electricity is transmitted to purchasers by means of the National Grid transmission network in the United Kingdom and LG&E Energy’s transmission network (operated by MISO) in the United States. For further details, see “— Business Overview — Powergen.” Powergen and LG&E Energy believe that their power plants are in good operating condition and that their machinery and equipment have been well maintained. In 2003, Powergen’s power plants operated at approximately 55 percent of theoretical capacity in the United Kingdom and LG&E Energy’s power plants operated at approximately 58 percent of theoretical capacity in the United States. This average utilization is calculated for all U.K. and U.S. power stations and does not reflect differences between base load and peak load power stations.

          Viterra

      Viterra has a property portfolio of approximately 152,000 housing units and approximately 80 commercial units. See “— Business Overview — Viterra” for further information. No single property is material to the E.ON Group.

          Degussa

      On a global basis, Degussa operates 63 major production plants, including 14 in Germany, 19 in the rest of Europe, three in Brazil, 14 in North America, two in Africa, nine in Asia and two in Oceania.

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

      As a result of the listing of its ADRs on the NYSE, E.ON is also subject to the listing requirements of the NYSE and the U.S. federal securities laws, including the U.S. Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the rules and regulations thereunder. For more information on E.ON’s compliance with these requirements, see “Item 10. Additional Information — Memorandum and Articles of Association,” “Item 15. Controls and Procedures,” “Item 16A. Audit Committee Financial Expert,” “Item 16B. Code of Ethics” and “Item 16C. Principal Accountant Fees and Services,” as well as the certifications included as exhibits to this annual report.

Item 5.     Operating and Financial Review and Prospects.

OVERVIEW

      On June 16, 2000, the Company completed the merger between VEBA and VIAG. The VEBA-VIAG merger was accounted for under the purchase method of accounting. The merger was completed on a step by step basis. The first step was the acquisition from the Free State of Bavaria on October 7, 1999 of a total of 10 percent of VIAG’s shares at €23.00 per share, for an aggregate purchase price of €1,592 million. The second step was the acquisition of the remaining 90 percent of VIAG’s shares using the share exchange ratio of one VEBA share for 2.5 VIAG shares, resulting in the issuance of 249,113,480 new Ordinary Shares for an aggregate purchase price of €9,271 million. The total purchase price amounted to €10,920 million, including acquisition costs of €57 million. The difference of €340 million between the purchase price of the acquired net assets and their fair values as of June 30, 2000 was capitalized as goodwill. The operations of VIAG have therefore been included in E.ON’s financial data since July 1, 2000. For more information on the VEBA-VIAG merger, see “Item 4. Information on the Company — History and Development of the Company — VEBA-VIAG Merger.”

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

      In July 2002, E.ON acquired 100 percent of the issued share capital of Powergen, an integrated utility business based in London and Coventry, England, for total cash consideration of €7.6 billion (net of €0.2 billion of cash acquired) and the assumption of €7.4 billion of debt. The acquisition was accounted for under the purchase method and goodwill in the amount of €8.9 billion resulted from the purchase price allocation. A subsequent impairment charge reduced this amount to €6.5 billion. For more information on this charge, see “— Results of Operations — Year Ended December 31, 2002 Compared with Year Ended December 31, 2001 — Powergen.” The operations of Powergen are reflected in the Powergen business segment from July 1, 2002. Additional information on the Powergen acquisition can be found in “Item 4. Information on the Company — History and Development of the Company — Powergen Acquisition” and “— Business Overview — Powergen.”

      In March 2003, E.ON completed the acquisition of all of the outstanding shares of Ruhrgas and has fully consolidated Ruhrgas’ results since February 2003. The total cost of the transaction to E.ON, including settlement costs and excluding dividends acquired, amounted to €10.2 billion. Goodwill in the amount of €2.9 billion resulted from the purchase price allocation. The acquisition had initially been blocked by the German Federal Cartel Office and then by a temporary injunction imposed by the courts following lawsuits brought by a number of plaintiffs who had challenged the validity of the ministerial approval that had overturned the Federal Cartel Office’s decision. In January 2003, E.ON reached settlement agreements with all of the plaintiffs, allowing the transaction to proceed. For further information, see “Item 4. Information on the Company — History and Development of the Company — Ruhrgas Acquisition.”

      Upon termination of the Ruhrgas court proceedings in late January 2003, E.ON completed the first step of the two step RAG/Degussa transaction. In the first step, E.ON acquired RAG’s Ruhrgas stake and tendered 37.2 million of its shares in Degussa to RAG at the price of €38 per share, receiving total proceeds of €1.4 billion. A gain of €168 million was realized from the sale. Following this transaction and the completion of the tender offer to the other Degussa shareholders, RAG and E.ON each hold a 46.5 percent interest in Degussa, with the remainder being held by the public. In the second step, E.ON is to sell enough shares to RAG at the above price to give RAG a 50.1 percent interest in Degussa by May 31, 2004. E.ON and RAG operate Degussa under joint control, and E.ON accounts for its interest in Degussa under the equity method. E.ON owns a 39.2 percent interest in RAG.

      E.ON participates in a number of different businesses. E.ON operates in the continental European energy business through E.ON Energie and Ruhrgas, in the U.K. and (in 2003) the U.S. energy businesses through Powergen, in the real estate business through Viterra, and in the chemicals business through its minority equity interest in Degussa. The E.ON Group also has minority participations in numerous companies, particularly in the E.ON Energie division, which are classified as associated companies. Income from these participations is reflected in the income statement as income from equity interests and is generally included in internal operating profit. Management views these associated companies as an integral part of the operations of E.ON. Beginning as of January 1, 2002, E.ON reports the results of its remaining equity interests in telecommunications companies under “Other/ consolidation.” For more information, see “Item 4. Information on the Company — Business Overview — Introduction.” In line with its objective to focus on energy as its core business, E.ON has sold or classified as discontinued the operations of its former silicon wafer, aluminum, oil and distribution/ logistics business segments, as well as certain components of its E.ON Energie, Powergen, Viterra and Degussa business segments. For additional information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations” and “— Acquisitions and Dispositions — Discontinued Operations.”

      As a result of E.ON’s on.top strategic review launched in 2003, the core energy business has been re-organized into five new regional market units, plus the corporate center. The lead companies of each market unit will report directly to E.ON AG. Beginning in 2004, E.ON’s financial reporting will mirror the new structure, with each of the five market units constituting a separate segment for financial reporting purposes. Viterra and Degussa will continue to be presented outside of the core energy business, and the results of the enhanced corporate center will be reported as a separate segment. As part of the implementation of the new structure, E.ON completed or will complete intra-group transfers of shareholdings in a number of its companies in December 2003 and in 2004. None of these transfers had any impact on E.ON’s financial results on a consolidated basis. For information about the transfer of shareholdings in connection with E.ON’s on.top project, see “Item 4. Information on the Company — History and Development of the Company — Group Strategy — On.top.”

      2003 Highlights. E.ON’s sales in 2003 increased 19.2 percent to €42,541 million from €35,691 million in 2002 (in each case net of electricity and natural gas taxes). This reflects the inclusion of eleven months of results from Ruhrgas and a full year of results from Powergen, the effects of which were partially offset by the deconsolidation of Degussa as of February 1, 2003. The core energy business accounted for 95.5 percent of the Group’s sales in 2003, as compared with 64.6 percent in 2002, reflecting the first-time inclusion of Ruhrgas and the first-time full year inclusion of Powergen, as well as the deconsolidation of Degussa. Net income increased by 67.3 percent from €2,777 million in 2002 to €4,647 million in 2003, reflecting strong improvement in results from continuing operations, including the relative absence of impairment charges that had depressed net income in 2002, as described in more detail below. Cash provided by operating activities increased 53.2 percent to €5,538 million in 2003 from €3,614 million in 2002, with the significant increase being primarily attributable to the increase in the Group’s net income, reflecting operational improvements, as well as the contribution from newly-acquired entities, including Ruhrgas and Powergen.

ACQUISITIONS AND DISPOSITIONS

      The following discussion summarizes each of the principal acquisitions and dispositions made by E.ON since January 1, 2001, and is organized by business segment. For information on the accounting treatment of these transactions, see Note 4 of the Notes to Consolidated Financial Statements. For information on E.ON AG’s acquisition of Powergen in 2002 and Ruhrgas in 2003, as well as its expected disposition of additional shares of Degussa, see “Item 4. Information on the Company — History and Development of the Company — Powergen Acquisition” and “— Ruhrgas Acquisition.” For acquisitions and dispositions related to the Ruhrgas transaction, including those required by the ministerial approval authorizing the transaction, see “E.ON Energie/ Ruhrgas/Powergen” below.

      E.ON Energie. During the first part of 2001, E.ON Energie acquired a controlling interest in Sydkraft, a Swedish energy group, in a series of transactions. As a result of these transactions, for which E.ON Energie paid an aggregate of approximately €1.7 billion, E.ON Energie owned 60.8 percent of Sydkraft, and fully consolidated Sydkraft in the Consolidated Financial Statements effective as of May 1, 2001. The purchase price allocation resulted in no goodwill being recorded. In October 2001, the Company concluded a put option agreement which allows a minority shareholder of Sydkraft to sell any or all of its shares to E.ON Energie at any time through December 15, 2007. The consideration payable by E.ON Energie upon the exercise of this option in full is approximately €2 billion.

      In June 2001, E.ON Energie acquired an additional 61.85 percent interest in Hein Gas for €514 million, raising its total ownership interest to 89.9 percent. E.ON therefore fully consolidated Hein Gas effective June 1, 2001. The purchase price allocation resulted in goodwill of €74 million. In August 2003, Hein Gas was merged with Schleswag and Hanse Gas GmbH to form E.ON Hanse, in which E.ON Energie held a 73.8 percent interest as of December 31, 2003.

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

      In 2002, E.ON Energie acquired new interests or increased its existing shareholdings in a number of entities. The aggregate consideration paid for the following 2002 acquisitions totaled €3,449 million, and the final related purchase price allocations resulted in aggregate goodwill of €1,021 million (at December 31, 2002, the aggregate goodwill had been recorded as €1,425 million, of which €1,003 million was based on preliminary allocations).

•	In January and April, E.ON Energie acquired a majority interest in the Finnish energy utility company Espoon Sähkö. Espoon Sähkö was fully consolidated as of April 1, 2002. As of December 31, 2002, E.ON Energie held an interest of 65.6 percent in Espoon Sähko. In September 2003, Espoon Sähkö was renamed E.ON Finland.

•	In May, E.ON Energie increased its 46.0 percent interest in EAM, a regional utility based in Kassel, Germany, to a majority interest. E.ON Energie fully consolidated EAM as of June 1, 2002. As of December 31, 2002, E.ON Energie held 73.3 percent of EAM.

•	In June, E.ON Energie purchased a 100 percent interest in EWB from the Finnish utility Fortum. EWB is a holding company with a 100 percent ownership interest in EWW, a regional utility in Hameln, Germany. Both companies were fully consolidated as of July 1, 2002.

•	In July, E.ON Energie acquired an additional 30.1 percent interest in EMR, a regional utility in Herford, Germany, from municipal shareholders, giving E.ON Energie a total interest in EMR of 55.2 percent. EMR was fully consolidated as of August 1, 2002.

•	In August, E.ON Energie acquired an additional 25.1 percent interest in Thüga from Bayerische Landesbank, thus raising its interest in Thüga, which was already fully consolidated, to 87.1 percent. In December 2003, E.ON Energie transferred 67.7 percent of this shareholding in Thüga to Ruhrgas and now holds 18.9 percent of Thüga.

•	In September, E.ON Energie acquired a 49.0 percent interest in ZSE, the largest regional utility company in Slovakia. ZSE is accounted for under the equity method.

•	In November, E.ON Energie acquired an additional 62.9 percent interest in ÉDÁSZ, a regional Hungarian utility, thereby increasing its stake in ÉDÁSZ to 90.6 percent. ÉDÁSZ was fully consolidated effective December 1, 2002.

      In August 2003, E.ON Energie merged EWW, EMR and PESAG Aktiengesellschaft into the single larger regional distribution company, E.ON Westfalen Weser AG, in which E.ON Energie held a 62.8 percent stake as of December 31, 2003.

      In 2002, E.ON Energie divested the following shareholdings, receiving total consideration of €940 million and realizing an aggregate net gain on these sales of €341 million.

•	In January, E.ON and E.ON Energie sold their indirect shareholdings of 6.5 percent each in STEAG AG (“STEAG”), a German independent power producer, to RAG.

•	In March, E.ON Energie reduced its shareholding in Sydkraft by transferring 5.8 percent of its interest to Statkraft.

•	In July, E.ON Energie disposed of its entire 24.5 percent interest in Watt AG, a Swiss utility, to Nordostschweizerische Kraftwerke AG.

      In addition, in January 2002 E.ON Energie split up the partnership which owned shares in Rhenag Rheinische Energie Aktiengesellschaft (“Rhenag”), which resulted in a gain of €184 million.

      In September 2003, E.ON Energie through a series of transactions acquired majority stakes in the Czech regional electricity utilities JME and JCE. As of December 31, 2003, E.ON’s interest in JME and JCE was 85.7 percent and 84.7 percent, respectively. The total aggregate purchase price amounted to €207 million. The acquisition process also involved the sale of E.ON Energie’s minority stakes in the regional power distributors ZCE and VCE to the Czech state-owned company CEZ for €206 million, resulting in a gain of €2 million. Goodwill in the amount of €152 million resulted from the preliminary purchase price allocation relating to the acquisitions, which is expected to be completed in 2004.

      Beginning in November 2003, following its receipt of the required approvals from the relevant cartel authorities, E.ON Energie’s majority-owned subsidiary Sydkraft increased its stake in the Swedish utility Graninge from 36.3 percent to 79.0 percent by acquiring shares from EdF and other shareholders. Swedish law required E.ON to make a public tender for all outstanding Graninge shares following the acquisition of a majority stake. At the close of this mandatory offer in January 2004, E.ON’s indirect stake in Graninge had increased to 97.5 percent and Graninge was delisted. Total acquisition costs to E.ON incurred by E.ON in 2003 (therefore not including those relating to the tender offer) amounted to €628 million. Goodwill in the amount of €175 million resulted from the preliminary purchase price allocation, which is expected to be completed in 2004. The purchase price for the Graninge shares acquired in 2004 was approximately €270 million.

      In January 2004, E.ON Energie sold its 4.99 percent shareholding in the Spanish utility Union Fenosa on the market for approximately €217 million, realizing a gain on the sale of approximately €26 million.

      Powergen. On October 21, 2002, Powergen acquired the U.K. based retail business of the TXU Group, along with certain other assets, for total cash consideration of €2.1 billion, net of €0.1 billion of cash acquired. Powergen also funded working capital requirements associated with the retail business of €0.4 billion. Goodwill of €2.3 billion resulted from the purchase price allocation.

      In October 2002, Powergen acquired the remaining 50.0 percent interest in its former joint venture Powergen Renewables for €92 million and subsequently holds 100 percent of Powergen Renewables. In addition, Powergen assumed €57 million of debt. Total goodwill of €64 million was recorded in the purchase price allocation.

      In November 2002, in accordance with Powergen’s strategy to focus on the core U.K. and U.S. markets, Powergen reached agreements to sell its share in certain joint venture companies holding interests in independent power projects in India, Australia and Thailand. The sale of these interests in 2003 generated aggregate proceeds of €112 million and a gain of €29 million. In January 2004, Powergen reached an agreement to sell its only remaining Asian interest, a 35.0 percent stake in PT Jawa Power, owner of a 1,220 MW plant in Indonesia and 100 percent of the associated operations and maintenance company, to Keppel Energy and J-Power. Subject to the granting of requisite regulatory, third party and shareholder approvals, the sale is expected to be completed before the end of 2004.

      In January 2004, Powergen completed the acquisition of Midlands Electricity from Aquila and FirstEnergy for €1.7 billion, net of €0.1 billion cash acquired. The acquisition price comprised €52 million paid to stockholders, €910 million paid to creditors and €748 million of debt assumed. In the transaction, Powergen also acquired a number of other businesses, including an electrical contracting operation and an electricity and gas metering business in the United Kingdom, as well as minority equity stakes in companies operating three generation plants in the United Kingdom, Turkey and Pakistan.

      E.ON Energie/ Ruhrgas/Powergen. The ministerial approval authorizing E.ON’s acquisition of Ruhrgas and certain of the settlement agreements with plaintiffs challenging the transaction required E.ON Energie and Ruhrgas to dispose of a number of shareholdings, including those described below:

•	In July 2003, E.ON Energie and Ruhrgas each agreed to sell a 22.0 percent stake in Bayerngas to the municipal utilities of the cities of Munich, Augsburg, Regensburg and Ingolstadt, and to the city of Landshut for a total of €127 million. The transaction was completed in November 2003. E.ON Energie realized a gain on the disposal in the amount of €22 million. No gain was realized on the sale of the Ruhrgas stake, as these shares had been recorded at their fair value at the time of E.ON’s acquisition of Ruhrgas.

•	In September 2003, E.ON Energie sold its 80.5 percent interest in Gelsenwasser to a joint venture company owned by the municipal utilities of the cities of Dortmund and Bochum. Gelsenwasser was accounted for as a discontinued operation in the Consolidated Financial Statements. For further information, see “Discontinued Operations” below.

•	In October 2003, E.ON Energie transferred its 5.26 percent stake in VNG to Ruhrgas, which already owned an interest in this Leipzig-based gas distributor. In December 2003, Ruhrgas agreed to sell 32.1 percent of VNG to EWE, and offered its remaining 10.0 percent stake in VNG to eleven municipalities in eastern Germany for the same price per share. The total consideration for the sale of the entire interest was approximately €899 million. E.ON Energie realized a gain of approximately €60 million on its stake. No gain was realized on the sale of the Ruhrgas stake, as these shares had been recorded at their fair value at the time of E.ON’s acquisition of Ruhrgas. The sales were subject to the fulfillment of a number of conditions and were completed in January 2004.

•	In November 2003, E.ON Energie divested its 100 percent interest in E.ON-Energiebeteiligungs-Gesellschaft to EWE for €305 million. E.ON Energiebeteiligungs-Gesellschaft had a 32.36 percent interest in swb, comprising all of the shares previously held by E.ON Energie and Ruhrgas. E.ON Energie realized a gain on the disposal in the amount of €85 million. No gain was realized on the sale of the Ruhrgas stake, as these shares had been recorded at their fair value at the time of E.ON’s acquisition of Ruhrgas.

•	In December 2003, E.ON concluded an agreement to divest its stake in EWE. E.ON Energie’s 27.4 percent stake in EWE was acquired by EWE’s majority shareholders Energieverband Elbe-Weser Beteiligungsholding GmbH and Weser-Ems Energiebeteiligungen GmbH for total consideration of approximately €520 million. E.ON recorded a gain of approximately €250 million on the disposal. The sale was completed in January 2004.

      For more details on these transactions, see Notes 4 and 33 of the Notes to Consolidated Financial Statements.

      In February/ March 2003, as a consequence of E.ON’s settlement agreement with Fortum, a Finnish utility that was one of the plaintiffs challenging the Ruhrgas transaction, Fortum and E.ON swapped certain shareholdings. Fortum acquired E.ON Energie’s equity interests in the Norwegian utilities Hafslund, Østfold and Frederikstad and in the Russian utility Lenenergo for a total of approximately €460 million, including the repayment of debt. In return, E.ON Energie bought the Swedish distribution company Småland and E.ON AG bought the German power plant Burghausen, ownership of which was transferred to E.ON Energie, and the Irish peat-fired plant Edenderry, ownership of which was transferred to Powergen. The purchase prices for the E.ON Group relating to these transactions totaled approximately €288 million, including the assumption of debt.

      Viterra. On January 1, 2002, Viterra acquired a 86.3 percent interest in Frankfurter Siedlungsgesellschaft mbH (“FSG”) for a total purchase price of €312 million, including cash acquired of €39 million. FSG was fully consolidated effective January 1, 2002. After selling a 0.2 percent shareholding to a third party investor in December 2002, Viterra acquired an additional 13.7 percent interest in FSG, bringing it to a total of 99.8 percent, for a purchase price of approximately €49 million in January 2003. No goodwill resulted from the purchase price allocation for either transaction.

      Degussa. During the first half of 2001, Degussa acquired the remaining 80.4 percent of Laporte through a public tender offer for consideration of €1.8 billion. Laporte was fully consolidated as of March 31, 2001. The Laporte acquisition was accounted for using the purchase method. The purchase price accounting was finalized in March 2002 and resulted in goodwill of €1.1 billion.

      In 2001 and 2002, Degussa disposed of a number of non-core businesses. In April 2001, Degussa sold Phenolchemie GmbH & Co. KG to the British Ineos group for €322 million, net of debt assumed of €66 million. In August 2001, Degussa sold the activities of dmc2 Degussa Metals Catalysts Cerdec AG (“dmc2”) to OM Group, Inc. of the U.S. for €1.2 billion. In October 2001, Degussa sold the oncology business of ASTA Medica GmbH (“ASTA Medica”) to Baxter Healthcare S.A., a Swiss subsidiary of the U.S.-based company Baxter International, for €525 million. In October 2001, Degussa sold the Degussa Dental Group to the U.S. company Dentsply International Inc. for €576 million, including the assumption of €27 million in debt. These transactions resulted in a net gain of €530 million, which was recorded as income from continuing operations in the Consolidated Statement of Income for 2001. Degussa’s dispositions of certain non-core businesses in 2002 qualified for discontinued operations accounting under SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”), which E.ON adopted on January 1, 2002. For further information, see “— Discontinued Operations”.

      Other/ consolidation. Schmalbach-Lubeca is a packaging business that was formerly 59.8 percent owned by the VIAG Group. After completion of a statutory squeeze out of the remaining minority shareholders in 2002, AV Packaging, a 49-51 joint venture of E.ON and Allianz Capital Partners, held a 100 percent stake in Schmalbach-Lubeca. Schmalbach-Lubeca’s revenues were included in the Company’s consolidated results of operations from July 1 to September 30, 2000, after which Schmalbach-Lubeca was accounted for under the equity method indirectly through AV Packaging until its disposition in December 2002.

      In January 2001, E.ON sold its 45 percent share in VIAG Interkom GmbH & Co. (“VIAG Interkom”) to British Telecommunications plc (“BT”) in accordance with the terms of an existing option agreement between the two parties. The cash consideration paid by BT totaled €7.25 billion, with BT also repaying €4.2 billion in shareholder loans. A gain of €110 million was recognized on the sale, as the book value of VIAG Interkom had been increased to its fair value at the time of the VEBA-VIAG merger.

      In October 2001, Klöckner’s multi-metal distribution business was sold to Balli Group plc (94.5 percent) and to Westdeutsche Landesbank Girozentrale (5.5 percent) for €1.1 billion. The purchase price included the assumption of debt and pension provisions of approximately €800 million, with the remainder being paid in cash. A gain of approximately €140 million was recognized on the sale.

      In June 2002, E.ON exercised a put option it had previously agreed with France Telecom, pursuant to which E.ON sold the entire stake in Orange S.A. it had received as part of the consideration for the 2000 sale of its interest in the Swiss operations of Orange Communications S.A. The total consideration was approximately €950 million. E.ON recorded a net loss on the transaction of €103 million.

      In July 2002, Schmalbach-Lubeca sold its PET and White Cap business units to Amcor, an Australian packaging manufacturer, for approximately €1.8 billion. In December 2002, AV Packaging sold Schmalbach-Lubeca to Ball Corporation, a U.S. based packaging manufacturer, for €1.2 billion. In 2002, E.ON recorded income from its equity investment in AV Packaging of approximately €558 million resulting from gains on these transactions. In 2003, a subsequent purchase price adjustment resulted in E.ON recording an additional loss of €42 million, which was included in income/(loss) from discontinued operations.

      In January 2003, E.ON entered into an agreement to sell its 15.9 percent shareholding in Bouygues Telecom to the Bouygues Group for a total of approximately €1.1 billion in a two-step transaction. In the first step, the Bouygues Group acquired a 5.8 percent stake in Bouygues Telecom (including approximately €60 million in shareholder loans) from E.ON for €394 million in March 2003. In the second step, the Bouygues Group exercised a fixed price call option on E.ON’s remaining 10.1 percent interest, acquiring the shares for €692 million in December 2003. E.ON recorded a net gain of €840 million on the two-step sale.

      Discontinued Operations. Consistent with its plans to focus on its core energy business, E.ON has disposed of a number of its non-core divisions and businesses in recent years. As a result of the 2001 divestitures, the Company’s former silicon wafer and aluminum business segments were accounted for as discontinued operations in accordance with Accounting Principles Bulletin No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (“APB 30”). On January 1, 2002, the Company adopted SFAS 144, which requires it to account for disposals of a “component” of a segment as discontinued operations, thereby reducing the threshold needed for a particular divestiture to result in discontinued operations treatment. In 2002, E.ON discontinued the operations of its former oil and distribution/ logistics business segments, following its disposal of VEBA Oel and Stinnes. In addition, certain operations in the Degussa and Viterra business segments have been disposed of and, as such, these “components” are also accounted for as discontinued operations. In 2003, E.ON discontinued and disposed of certain operations in the E.ON Energie, Powergen and Viterra business segments. These transactions are summarized below.

      On September 30, 2001, E.ON entered into an agreement for the sale of MEMC, its former silicon wafer division to TPG Partners III. In November 2001, E.ON sold both its 71.8 percent interest in the silicon wafer division and its shareholder loans for a symbolic purchase price of $6. The disposal of the silicon wafer division resulted in a loss from discontinued operations net of income taxes and minority interests of €810 million in 2001. The loss includes a €990 million loss on disposition. In 2003, a final purchase price adjustment based on MEMC’s having met specific performance targets in 2002 resulted in E.ON recording income from discontinued operations net of income taxes and minority interests of €14 million. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Silicon Wafers.”

      On January 6, 2002, E.ON entered into an agreement to sell its 100 percent stake in its former aluminum division VAW to Norsk Hydro ASA for €3.1 billion. The results of the ongoing operations of VAW up to the date of disposal and the €893 million gain realized by E.ON on its disposal are reported in “Income (loss) from discontinued operations, net” in the Consolidated Statements of Income. The income from discontinued operations net of income taxes related to VAW totaled €927 million and €274 million in 2002 and 2001, respectively. The net gain on disposal of €893 million does not include the reversal of VAW’s negative goodwill of €191 million, as this amount was required to be recognized as income from a change in accounting principles upon the adoption of SFAS 142 on January 1, 2002. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Aluminum.”

      In July 2001, E.ON and BP entered into an agreement pursuant to which BP agreed to acquire a 51.0 percent stake in VEBA Oel by way of a capital increase. The agreement also provided E.ON with a put option that allowed it to sell its remaining 49.0 percent interest in VEBA Oel to BP at any time from April 1, 2002 for an exercise price of €2.8 billion, subject to certain purchase price adjustments. The capital increase took place in February 2002, giving BP majority control of VEBA Oel as of February 1, 2002. E.ON exercised its put option effective June 30, 2002. E.ON received proceeds of €2.8 billion for its VEBA Oel shares. In addition, €1.9 billion in shareholder loans made previously by the E.ON Group to VEBA Oel were repaid. In April 2003, E.ON and BP reached an agreement setting the final purchase price for VEBA Oel (without prejudice to the standard guarantees in the contract) at approximately €2.9 billion. The disposal of VEBA Oel resulted in a loss from discontinued operations net of income taxes of €37 million in 2003, and income from discontinued operations net of income tax of €1,784 million and €295 million in 2002 and 2001, respectively. E.ON recognized a loss on disposal of €35 million in 2003 and a gain of €1,367 million in 2002. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Oil.”

      In July 2002, E.ON agreed to sell its 65.4 percent interest in Stinnes to DB in a cash tender offer DB made on August 7, 2002 to all Stinnes shareholders at a price of €32.75 per share. E.ON received cash proceeds of €1.6 billion upon completion of the tender, and Stinnes was deconsolidated as of September 30, 2002. The disposal of Stinnes resulted in income from discontinued operations net of income taxes and minority interests of €603 million and €95 million in 2002 and 2001, respectively. In 2002, E.ON recognized a gain on disposal of €588 million. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Distribution/ Logistics.”

      During 2002, Degussa divested several non-core businesses. In January, Degussa transferred its gelatin business to Sobel N.V. Degussa sold its persulfate operations to Unionchimica Industriale S.p.A. in February. The textile additives business was also divested in February to Giovanni Bozzetto S.p.A. In April, Degussa divested the fertilizer manufacturer SKW Piesteritz Holding GmbH to A&A Stickstoff Holding AG. In June, Degussa sold Degussa Bank GmbH to Allgemeine Deutsche Direktbank AG (Diba). Viatris GmbH & Co. KG, a former part of the Degussa Health Products business ASTA Medica, was sold to Advent International Corporation in August 2002. Finally, in December, Degussa sold the biopharmaceutical company Zentaris AG to Æterna Laboratories Inc. These Degussa division disposition transactions resulted in aggregate proceeds of approximately €866 million, an aggregate loss from discontinued operations net of income taxes and minority interests of €84 million in 2002 and income from discontinued operations net of income taxes and minority interests of €6 million in 2001. In 2002, E.ON recognized a loss of €93 million from Degussa’s disposal of these non-core businesses. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other.”

      Under the ministerial approval for E.ON’s acquisition of Ruhrgas, E.ON Energie was required to dispose of its 80.5 percent shareholding in Gelsenwasser. In September 2003, a joint venture company owned by the municipal utilities of the German cities of Dortmund and Bochum purchased the Gelsenwasser interest for €835 million. The disposal of Gelsenwasser resulted in income from discontinued operations net of income taxes and minority interests of €479 million, €24 million and €23 million in 2003, 2002 and 2001, respectively. In 2003, E.ON realized a gain on disposal of €418 million. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other.”

      As a condition to its approval of Powergen’s acquisition of LG&E Energy, the SEC required that LG&E Energy sell CRC-Evans. Effective October 31, 2003, LG&E Energy sold CRC-Evans to an affiliate of Natural Gas Partners for €37 million. Less than €1 million in income from discontinued operations net of income taxes and minority interests was recorded in each of 2003 and 2002. E.ON realized no gain or loss on the disposal. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other.”

      Viterra Energy Services was accounted for as a discontinued operation in the Consolidated Financial Statements for 2002. In June 2003, Viterra sold this wholly-owned subsidiary to CVC Capital Partners. In March 2003, Viterra sold its Viterra Contracting subsidiary to Mabanaft. The aggregate consideration for both transactions totaled €961 million, including approximately €112 million of assumed liabilities, with Viterra realizing a gain of €641 million. The portion of 2003 and 2002 results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to €681 million and €52 million, respectively. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other.”

      The Consolidated Financial Statements and related notes thereto for the year ended December 31, 2003, and the Consolidated Statements of Income for 2002 and 2001, as well as the related notes thereto, have been reclassified to reflect the discontinued operations treatment outlined above. The presentation of discontinued operations reported in the Consolidated Financial Statements in 2001 under APB 30 have been reclassified to conform with the presentation requirements of SFAS 144. Operating results for discontinued operations through the disposal date, as well as the gains or losses from ultimate sale, are reported in “Income (Loss) from discontinued operations, net” in the Consolidated Statements of Income. The assets and liabilities of the business units which were classified as held for sale as of December 31, 2002 and 2001, but which were not yet sold, are reported as “Assets of disposal groups” and “Liabilities of disposal groups”, respectively, in the respective

Consolidated Balance Sheets. Cash flows from discontinued operations have been eliminated from the Consolidated Statements of Cash Flows for all periods presented.

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

Goodwill and Intangible Assets

      E.ON’s group strategy is to maximize the value of its portfolio of businesses through creating value from the convergence of European energy markets and of the electricity and gas value chains. Another element of that strategy is the improvement of the Group’s position in target markets through pursuing selective market investments.

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

      Goodwill. On January 1, 2002, E.ON adopted SFAS 142, which significantly changed the accounting requirements for goodwill. Upon adoption, E.ON ceased amortizing pre-existing goodwill with a net book value of €6,083 million at December 31, 2001, recognized €191 million in unamortized negative goodwill as income, identified reporting units as defined by SFAS 142, allocated all assets (including goodwill) and liabilities to those reporting units, established procedures for impairment testing of the goodwill balances and performed transitional impairment testing on the goodwill as of January 1, 2002 (which did not result in any impairment being recorded). Goodwill was, and will be for future acquisitions, allocated to the reporting units whose assets and liabilities were acquired in the business combination that resulted in the goodwill and to reporting units that will benefit from the acquisition.

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

      E.ON has designated the fourth quarter of its fiscal year for its annual impairment test in order to coincide with its mid-term planning process. E.ON believes that this schedule ensures that the most current information available is used and provides consistency in methodology. Acquisitions in 2003 resulted in goodwill totaling €3,816 million. Total goodwill as of December 31, 2003 was €13,955 million.

Fair Value of Derivatives

      As quoted market prices for certain financial derivatives used by E.ON are not readily available, the fair values of these derivatives have been calculated using common market valuation methods and value-influencing market data at the relevant balance sheet date as follows:

•	Short term currency, electricity, gas, coal and oil forwards, as well as electricity, gas, coal and oil related commodity swaps, are fair valued at future rates or market prices as of the relevant balance sheet date. The fair values of forward contracts are based on spot prices that are calculated taking into account forward premiums or discounts quoted in the relevant markets.

•	Long-term commodity forward contracts are fair valued using weighted-average probability models reflecting the underlying conditions and variables associated with the relevant contractual agreements.

•	Currency, gas and electricity options and share options are fair valued using standard options pricing models. The fair value for caps, floors and collars embedded in these contracts is calculated separately, similar to stand-alone options.

•	Interest rate, interest rate cross currency and cross currency swaps are fair valued by using the expected cash flows over the remaining term of the individual contracts at the relevant balance sheet date, discounted at market interest rates. Certain interest rate options are fair valued using option pricing models.

      The use of valuation models requires E.ON to make assumptions and estimates regarding the volatility of derivative contracts at the balance sheet date, and actual results could differ significantly due to fluctuations in value-influencing market data. The valuation models for the interest rate and currency derivatives are based on calculations and valuations, generally using a group-wide financial reporting system which provides consistent market data and valuation algorithms throughout the Company. The algorithms used to obtain valuations are those which are commonly used in the financial markets. In certain cases the calculated fair value of derivatives is compared with results which are produced by other market participants, including banks, as well as those available through other internally available systems. The valuations of commodity instruments are delivered by multiple use EDP-based systems, which also utilize common valuation techniques and models as described above.

      The objective of E.ON’s financial risk management is to minimize the risk of significant volatility in earnings and cash flows from derivative instruments. Through internal guidelines (i.e., Group-wide financial guidelines), the Company ensures that derivatives used for risk management purposes, rather than proprietary trading, are only utilized to hedge booked, contracted or planned underlying transactions. E.ON’s proprietary trading is limited to commodity derivatives and takes place in specified markets within defined limits designed to limit any significant impact of trading activities on earnings. The Company, in line with international banking standards, calculates and assesses market risks in accordance with the policies outlined in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” For additional details on the Group’s use of derivative financial instruments, see Note 28 of the Notes to Consolidated Financial Statements.

Electricity Contracts

      Certain electricity contracts that E.ON has entered into in the ordinary course of business meet all of the required criteria for a derivative as defined under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and are marked to market. However, due to the normal purchase normal sales exemption for electricity companies as revised by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”), some of these contracts are not accounted for as a derivative under SFAS 133 and therefore are not being marked to market. As a result, any price volatility inherent in these contracts is not reflected in the operating results of E.ON. If this exemption is disallowed through future interpretations or actions of the Financial Accounting Standards Board (“FASB”), the impact on future operating results could be significant.

Gas Contracts

      The E.ON Energie, Ruhrgas and Powergen divisions enter into gas purchase and sale contracts in connection with their distribution, sale and retail activities, as well as long-term gas purchase contracts for Ruhrgas’ gas supplies and for the operation of certain of E.ON Energie’s and Powergen’s generation plants. Contracts providing for physical delivery in Germany or Sweden are currently accounted for as contracts outside the scope of SFAS 133, as no sufficient natural gas market mechanism or spot market exists in Germany and Sweden which would allow the Company to classify gas as readily convertible to cash. In the future, it is possible that a sufficient market mechanism or spot market for natural gas could emerge resulting in a need to reassess the German and Swedish contracts for derivatives under SFAS 133. If any such reassessment resulted in contracts being accounted for as derivatives under SFAS 133, the impact on future operating results could be significant. Within the U.K. market a number of non-standard gas contracts at Powergen have been marked to market in 2003 following the implementation of Derivatives Implementation Group Issue C-20.

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

Nuclear Waste Management

      German law requires nuclear power plant operators to establish sufficient financial provisions for financial obligations that arise from the use of nuclear power. The amounts provided by E.ON for its German nuclear power plants have been determined based on an industry-wide valuation prepared by German governmental authorities and qualified parties. In Sweden, nuclear power plant operators are obliged to contribute cash to a fund managed by the governmental authorities. The amount of the contributions, as determined annually by governmental authorities, is based on the volume of electricity produced using nuclear power. Despite these contributions to the fund, nuclear power plant operators in Sweden will still be obligated to make additional contributions if actual costs for nuclear waste management and decommissioning exceed the government’s estimates and the amount available in the fund.

      E.ON believes that the valuations used for both the German and Swedish nuclear waste management programs provide the best estimate available in respect to its nuclear waste management and decommissioning liabilities. The costs associated with nuclear waste management and the decommissioning of nuclear power plants are substantial and are based on current legal requirements and the projection of costs over extended future periods. Any changes to the current legal requirements for nuclear waste management/ decommissioning or the timing of payments to be made in relation to these requirements could have a significant impact on E.ON’s future operating results.

      E.ON adopted SFAS 143 as of January 1, 2003. SFAS 143 requires that asset retirement obligations be recorded at their fair value on a company’s balance sheet. For Germany, SFAS 143 changed the methodology for calculating the nuclear decommissioning accrual; however, the information used as a basis for establishing the total costs of decommissioning will remain consistent with that used in prior years. The asset retirement obligation for Swedish nuclear power plants was recorded on a gross basis upon the adoption of SFAS 143. E.ON recorded an asset retirement obligation at fair value and a corresponding long-term receivable against the Swedish national Nuclear Waste Fund at fair value not exceeding the fair value of the asset retirement obligation. The adoption of SFAS 143 increased the amounts recorded on the Consolidated Balance Sheet for E.ON’s nuclear decommissioning liabilities as of January 1, 2003 by €1,294 million. For more details, see Note 23 of the Notes to Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

      The Financial Accounting Standards Board issued the following accounting pronouncements in 2003 which are applicable to E.ON:

•	FASB Interpretation No. (“FIN”) 46, Consolidation of Variable Interest Entities; and

•	FIN 46 (revised December 2003), Consolidation of Variable Interest Entities (not yet effective).

      For details of these pronouncements and their impact or expected impact on the Company’s results, see Note 2 of the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

      E.ON’s sales in 2003 increased 19.2 percent to €42,541 million from €35,691 million in 2002 (in each case net of electricity and natural gas taxes). The increase reflected the inclusion of eleven months of results from Ruhrgas and a full year of results from Powergen, the effects of which were partially offset by the deconsolidation of Degussa as of February 1, 2003. Net income increased by 67.3 percent from €2,777 million in 2002 to €4,647 million in 2003, reflecting strong improvement in results from continuing operations and the relative absence of impairment charges that had depressed net income in 2002, as described in more detail below. Cash provided by operating activities increased 53.2 percent to €5,538 million in 2003 from €3,614 million in 2002, with the significant increase being primarily attributable to the increase in the Group’s net income, reflecting operational improvements, as well as the contribution from newly-acquired entities, including Ruhrgas and Powergen.

      As E.ON focuses on its objective to internationalize its customer base, the percentage of E.ON’s sales to customers outside of Germany, especially in its core energy business, is expected to increase. However, in 2003, 61.0 percent of the Group’s total sales were to customers in Germany and 39.0 percent were to customers in other parts of the world, compared with 55.2 percent and 44.8 percent in 2002, respectively. The increase in the percentage of sales represented by German customers reflects the deconsolidation of Degussa’s non-German customer base as well as the addition of Ruhrgas’ German customer base, the effects of which were partly offset by inclusion of Powergen’s U.K. and U.S. customer base for a full year. For the core energy business, the percentage of sales to customers outside Germany was 39.2 percent in 2003, as compared to 34.9 percent in 2002.

      Due to its range of businesses, E.ON’s sales and earnings are influenced by a number of differing economic and other external factors. The core energy business, which represented 95.5 percent of the Group’s sales in 2003, is generally not subject to severe fluctuation in its results, but is to some extent affected by seasonality in demand related to weather patterns. Typically, demand is higher for E.ON Energie, Ruhrgas and Powergen’s U.K. business unit during the winter months and for Powergen’s U.S. operations during the summer. For a discussion of trends and factors affecting E.ON’s businesses, see the division descriptions in “Item 4. Information on the Company — Business Overview” and “— Operating Environment”, as well as “Item 3. Key Information — Risk Factors.”

BUSINESS SEGMENT INFORMATION

      E.ON conducts its business through the activities of its subsidiaries in each of the business segments of the Group. “Internal operating profit” is the measure pursuant to which the Group has evaluated the performance of its segments and allocated resources to them during the period covered by this annual report. Internal operating profit is equivalent to income from continuing operations before income taxes, adjusted to exclude material, non-operating income and expenses that are non-recurring or infrequent in nature. These adjustments primarily include net book gains resulting from large divestitures, as well as restructuring expenses. E.ON has used internal operating profit as its segment reporting measure in accordance with SFAS 131. However, on a consolidated Group basis, internal operating profit is considered a non-GAAP measure that must be reconciled to the most directly comparable GAAP measure. For a reconciliation of Group internal operating profit to net income for each of 2001, 2002 and 2003, see the table on the next page. For a reconciliation of internal operating profit to income (loss) from continuing operations before income taxes and minority interests, see Note 31 of the Notes to the Consolidated Financial Statements.

      The following table sets forth sales and internal operating profit (loss) for each of the business segments of E.ON for 2003, 2002 and 2001 (in each case excluding the results of discontinued operations):

E.ON BUSINESS SEGMENT SALES AND INTERNAL OPERATING PROFIT (LOSS)

	2003		2002		2001

		Internal		Internal		Internal
		Operating		Operating		Operating
		Profit		Profit		Profit
	Sales	(Loss)	Sales	(Loss)	Sales	(Loss)

	(€ in millions)
E.ON Energie(1)(2)	22,579	3,058	19,142	2,782	15,840	1,917
Ruhrgas(3)	12,085	1,128	—	—	—	—
Powergen(2)(4)	9,894	620	4,422	329	—	—
Other/consolidation(2)(5)	(273)	(693)	81	(152)	3,841	50

Core Energy Business	44,285	4,113	23,645	2,959	19,681	1,967
Viterra (2)	1,085	295	1,214	203	868	153
Degussa(2)(6)	994	157	11,765	655	16,337	507

Other Activities	2,079	452	12,979	858	17,205	660

Total(7)	46,364	4,565	36,624	3,817	36,886	2,627

(1)	Sales include electricity taxes of €1,308 million in 2003, €933 million in 2002 and €694 million in 2001. Sales and cost of sales from trading activities in 2001 have been presented as a net amount in sales to conform with the required presentation of trading activities in 2002 and 2003.

(2)	Excludes the sales and internal operating profit of certain activities now accounted for as discontinued operations. For more details, see “— Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(3)	Includes the results of Ruhrgas from the date of consolidation on February 1, 2003. Sales for the period include natural gas taxes of €2,525 million.

(4)	Includes the results of Powergen from the date of consolidation on July 1, 2002.

(5)	Includes primarily the parent company and effects from consolidation, as well as the results of the former telecommunications division, as explained in “Item 4. Information on the Company — Business Overview — Introduction.” In 2001, also includes the sales (€3,279 million) and internal operating profit (€56 million) for Klöckner for the period until its disposal in October of that year. For further information on Klöckner’s disposal, see “— Acquisitions and Dispositions.”

(6)	In 2003, includes results of Degussa for the month of January only, prior to its deconsolidation. For more details, see “Item 4. Information on the Company — Business Overview — Degussa — Overview”, “— Acquisitions and Dispositions — Degussa” and Note 4 of the Notes to Consolidated Financial Statements.

(7)	Excludes intercompany sales.

      As noted above, E.ON has used internal operating profit as its segment reporting measure in accordance with SFAS 131. On a consolidated Group basis, internal operating profit is considered a non-GAAP measure that must be reconciled to the most directly comparable GAAP measure. A reconciliation of Group internal operating profit to net income for each of 2001, 2002 and 2003 appears in the table below. The principal components of each of the reconciling items to income (loss) from continuing operations before income taxes and minority interests and of each of the income statement line items needed to reconcile that item to net income are discussed in the year to year comparisons of financial and operating results below under “E.ON Group — Reconciliation of Internal Operating Profit” and “— E.ON Group.”

	2003	2002	2001

	(€ in millions)
Group internal operating profit	4,565	3,817	2,627
Net book gains	1,257	1,071	890
Cost-management and restructuring expenses	(479)	(331)	(325)
Other non-operating results	195	(5,316)	(563)
Income/(loss) from continuing operations before income taxes and minority interests	5,538	(759)	2,629
Income taxes	(1,124)	662	(48)
Minority interests	(464)	(623)	(452)
Income/(loss) from continuing operations	3,950	(720)	2,129
Income/(loss) from discontinued operations	1,137	3,306	(55)
Cumulative effect of change in accounting principles	(440)	191	(26)
Net income	4,647	2,777	2,048

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

E.ON Group

      E.ON’s sales in 2003 increased 19.2 percent to €42,541 million from €35,691 million in 2002 (in each case net of electricity and natural gas taxes). As illustrated in the table on the preceding page, the overall increase in the Group’s sales reflected the inclusion in 2003 of eleven months of results from Ruhrgas and a full year of results from Powergen, the effects of which were partially offset by the deconsolidation of Degussa as of February 1, 2003.

      Sales of the E.ON Energie division increased 18.0 percent in 2003 to €22,579 million (including €1,308 million of electricity taxes) from €19,142 million (including €933 million of electricity taxes) in 2002. Ruhrgas’ sales for the eleven-month period following its consolidation on February 1, 2003 amounted to €12,085 million (including €2,525 million of natural gas taxes). Sales of the Powergen division more than doubled, amounting to €9,894 million in 2003 as compared to €4,422 million in 2002 for the six-month period following its consolidation on July 1, 2002. Sales of the Viterra division decreased 10.6 percent to €1,085 million in 2003 from €1,214 million in 2002. Degussa recorded sales of €994 million in the one month it was consolidated in 2003 as compared to €11,765 million for the full year 2002. The sales of each of these segments are discussed in more detail below.

      Total cost of goods sold and services provided in 2003 increased 23.5 percent to €32,780 million compared with €26,534 million in 2002, with the increase of €6,246 million primarily reflecting the effects of the first-time consolidation of Ruhrgas (€8,239 million) and the inclusion of Powergen for the full year (€4,425 million). In addition, the cost of goods sold and services provided at the E.ON Energie division increased by €1,636 million, primarily reflecting changes to the scope of consolidation. The impact of these items on the overall figure was partially offset by the effect of including only one month of costs for Degussa as a result of its deconsolidation as of January 31, 2003 (€7,568 million). Cost of goods sold as a percentage of revenues (net of electricity and natural gas taxes) increased to 77.1 percent in 2003 from 74.3 percent in 2002, reflecting the deconsolidation of Degussa and the consolidation of Ruhrgas. Gross profit therefore increased at a lower rate than sales, rising by 6.6 percent to €9,761 million in 2003 from €9,157 million in 2002.

      Selling expenses decreased 5.8 percent or €283 million to €4,556 million in 2003, compared with €4,839 million in 2002. The deconsolidation of Degussa reduced overall selling expenses by €1,531 million, with the impact being partially offset by the first-time full year inclusion of Powergen (€597 million), higher expenses at E.ON Energie (€485 million) that were mainly attributable to the changes to the scope of consolidation, and selling expenses incurred by Ruhrgas (€166 million).

      General and administrative expenses decreased by €250 million year on year, amounting to €1,399 million in 2003 compared with €1,649 million in 2002. The 15.2 percent decrease again reflected the Degussa deconsolidation effect (€586 million), as well as a decline of €104 million at E.ON Energie that was primarily due to reduced expenses at E.ON Energie’s corporate center. As with other expense items, these effects were partly offset by the Powergen (€127 million) and Ruhrgas (€268 million) consolidation effects. Expenses attributed to the Other/ consolidation segment increased by €46 million, reflecting the enhanced role of E.ON’s corporate center.

      Other operating income (expenses), net increased sharply to €2,091 million in 2003 from €236 million in 2002. This €1,855 million increase reflected higher book gains on the disposal of businesses and fixed assets, which increased by €738 million to a total of €1,783 million in 2003. The 2003 figure included gains from the sale of E.ON’s 15.9 percent interest in Bouygues Telecom (€840 million), the sale of fixed assets (primarily additional housing units) at Viterra (€433 million) and the sale of 18.1 percent of Degussa’s shares to RAG (€168 million), as well as from E.ON Energie’s sale of a number of shareholdings (aggregating €150 million). The lower total for 2002 had been primarily attributable to E.ON Energie, following the break up of Rhenag and the sale of E.ON Energie’s shares in Sydkraft and Watt, as well as to Viterra’s sales of housing units. The increase in the overall figure also reflected a decline of €311 million in R&D expenses in 2003 that was mainly the result of the deconsolidation of Degussa. Miscellaneous other operating income (expenses), net increased by €1,049 million, amounting to income of €588 million in 2003 compared with expenses of €461 million in 2002. This improved result was primarily attributable to reduced losses on the required marking to market of derivatives (approximately €550 million), lower external consulting costs (approximately €150 million) and increased net gains from the sale of short-term securities (approximately €70 million).

      Financial earnings increased by €914 million, resulting in a loss of €359 million in 2003 compared with a loss of €1,273 million in 2002. The improvement in this item was primarily attributable to the fact that the 2002 figure included approximately €2.4 billion in write downs of financial assets and long-term loans, primarily those on E.ON Energie’s investment in HypoVereinsbank (€1,854 million) and other securities (approximately €500 million), whereas the equivalent figure for 2003 was only €34 million. The positive impact of the very sharp decline in write downs was partially offset by lower income from share investments, reflecting a decline in income from companies accounted for at equity compared with the high level recorded in the prior year. In 2002, income from equity investees totaled €1,324 million, including gains of €558 million resulting from the sale of Schmalbach-Lubeca by AV Packaging and €173 million stemming from the sale of an investment in STEAG by E.ON’s equity investee Gesellschaft für Energiebeteiligung mbH. In 2003, the total of €664 million in income from equity investees was not significantly influenced by gains on disposals and was primarily comprised of income from equity investees held by E.ON Energie and Ruhrgas and losses from the equity accounting of

Degussa. In addition, interest and similar expenses, net increased by €735 million, primarily due to financing costs for E.ON’s acquisitions of Powergen and Ruhrgas (approximately €540 million), as well as from the effects of the accretion of provisions pursuant to SFAS 143 (€486 million).

      As a result of the factors described above, income (loss) from continuing operations before income taxes and minority interests increased significantly to income of €5,538 million in 2003, as compared with a loss of €759 million in 2002, when the overall result also reflected the negative impact of the €2.4 billion impairment charge on goodwill from the Powergen transaction. For further details, see “— Year Ended December 31, 2002 Compared with Year Ended December 31, 2001 — Powergen” and Notes 4 and 11 a) of the Notes to the Consolidated Financial Statements.

      In 2003, E.ON recorded income tax expenses of €1,124 million, as compared to a tax benefit of €662 million in 2002. The 2002 result was primarily due to the release of €613 million in deferred taxes, particularly those resulting from valuation adjustments on securities held by E.ON and from losses on securities sold by E.ON. The 2003 result reflected an adjustment of valuation allowances for deferred taxes on loss carryforwards that amounted to an expense of €543 million, of which €488 million resulted from the delay in the utilization of loss carryforwards that were accrued in Germany. Changes in tax rates and tax laws that took effect in 2003 also resulted in increased tax expenses of approximately €60 million.

      Income attributable to minority interests, and therefore deducted in the calculation of net income, was €464 million in 2003, as compared to €623 million in 2002, with the difference reflecting the fact that the 2002 figure had included income attributable to the other shareholders of Degussa.

      Results from discontinued operations contributed €1,137 million to net income in 2003, as compared to €3,306 million in 2002. The significant decrease reflects the fact that the Company is nearing completion of its divestitures planned in connection with its focus on the core energy business. Excluding the results of discontinued operations, E.ON would have recorded net income of €3,510 million in 2003, as compared to a net loss of €529 million in 2002, when the overall result was negatively affected by the impairment charges discussed above. The Group’s net income increased 67.3 percent, totaling €4,647 million in 2003, compared with €2,777 million in 2002.

      Reconciliation of Internal Operating Profit. As noted above, E.ON has used internal operating profit as its segment reporting measure in accordance with SFAS 131. On a consolidated Group basis, internal operating profit is considered a non-GAAP measure that must be reconciled to the most directly comparable GAAP measure. A reconciliation of Group internal operating profit to net income for each of 2001, 2002 and 2003 appears in the table on page 120. The following paragraphs discuss changes in the principal components of each of the reconciling items to income (loss) from continuing operations before income taxes and minority interests. For additional details, see Note 31 of the Notes to Consolidated Financial Statements.

      On a consolidated Group basis, internal operating profit increased by 19.6 percent to €4,565 million in 2003, as compared with €3,817 million in 2002.

      Net book gains in 2003 increased by 17.4 percent from €1,071 million in 2002 to €1,257 million. In 2003, net book gains mainly resulted from the sale of E.ON’s 15.9 percent interest in Bouygues Telecom (€840 million), E.ON’s sale of 18.1 percent of Degussa to RAG (€168 million) and the sale of shareholdings at E.ON Energie (approximately €165 million). Additional book gains in the amount of approximately €160 million were primarily attributable to E.ON Energie’s sale of its interest in swb (€85 million) and Powergen’s disposal of certain power plants (€24 million). The overall impact of these gains was offset in part by a loss of €76 million recorded on the sale by E.ON Energie of a 1.9 percent interest in HypoVereinsbank in March 2003. These book gains are calculated on a more inclusive basis than those discussed above in the analysis of other operating income (expenses), net. These gains generally include all gains and losses from the disposal of financial assets and results of deconsolidation, both net of expenses directly linked with the relevant disposal. They also include book gains and losses realized by equity investees, which are included in the income statement as a component of financial earnings.

      Cost-management and restructuring expenses increased by 44.7 percent to €479 million in 2003 compared with €331 million in 2002. In 2003, the principal expenses contributing to this item were primarily costs attributable to E.ON Energie (€358 million), including those resulting from the merger of a number of its regional distribution companies into E.ON Hanse and E.ON Westfalen Weser AG. Additional restructuring costs of €121 million were attributable to Powergen’s integration of the former TXU Group retail activities in the United Kingdom. In 2002, the principal expenses contributing to this item were costs attributable to Degussa in connection with the best@chem performance improvement program (€189 million) and costs related to power station closures at Powergen (€58 million), as well as expenses related to the phasing out of Viterra’s business of developing one- and two-family houses (€63 million).

      The income reported as other non-operating results amounted to €195 million in 2003, compared with a loss of €5,316 million in 2002. The substantial loss in 2002 was mainly attributable to the Powergen impairment charge (€2.4 billion) and the write downs in the value of the HypoVereinsbank shares (€1,854 million) and other securities (approximately €520 million) discussed above. In 2003, positive other non-operating results in the amount of €494 million were attributable to unrealized gains from the required marking to market of energy derivatives at Powergen and E.ON Energie under SFAS 133. These positive effects on this item were partially offset by the impact of an impairment charge that Degussa took as of September 30, 2003. Degussa recorded an impairment charge of €500 million (before taxes) in its Fine Chemicals business unit due to significant changes in market conditions. As a result of this impairment charge, E.ON recorded a loss of €187 million attributable to its direct 46.5 percent shareholding in Degussa. For more information, see Note 6 of the Notes to Consolidated Financial Statements.

E.ON Energie

      Total sales of the E.ON Energie division increased by 18.0 percent to €22,579 million (including €1,308 million of electricity taxes and €8 million in intercompany sales) in 2003, compared with €19,142 million (including €933 million of electricity taxes and €30 million in intercompany sales) in 2002. The overall increase of €3,437 million reflected higher sales at each of the division’s business units other than its Other/ consolidation business unit, as described in more detail below. The following table sets forth the sales of the E.ON Energie division for the last two years for each business unit:

SALES OF E.ON ENERGIE DIVISION

	2003	2002	Percent Change

	(€ in millions)
In Germany(1)	16,057	14,020	+14.5
Electricity(1)	12,905	11,408	+13.1
Gas	3,152	2,612	+20.7
Outside Germany(1)	4,688	3,586	+30.7
Other/ consolidation(1)(2)	526	603	-12.8

Total(1)	21,271	18,209	+16.8

(1)	Excludes electricity taxes.

(2)	For 2003, includes sales of Thüga, as to which E.ON Energie transferred the majority of its interest to Ruhrgas as of December 31, 2003. To facilitate the comparison, the sales data for 2002 have been conformed to reflect this new presentation, as well as to reflect the changes made to the organizational structure of E.ON Energie’s business units effective January 1, 2003.

      Sales of the German electricity business unit increased by €1,497 million or 13.1 percent from €11,408 million to €12,905 million, primarily due to an increase of approximately €1,000 million in revenues mainly from distribution activities that reflected the increase in wholesale market prices as well as increased fees from third parties for the transport of energy. The overall increase also reflected the full year inclusion of the regional utilities EAM, EWW and EMR, which were consolidated for the first time in June, July and August 2002, respectively (€308 million), as well as the positive impact of the recovery of electricity prices (€200 million).

      Sales of the German gas business unit increased by 20.7 percent from €2,612 million to €3,152 million, with the increase of €540 million reflecting the impact of an increase in natural gas taxes (€193 million), the first-time full year inclusion of EAM’s gas operations (€145 million) and higher demand due to colder than average temperatures in the first quarter of 2003 (€100 million).

      E.ON Energie’s sales outside Germany increased by 30.7 percent or €1,102 million, from €3,586 million in 2002 to €4,688 million in 2003, primarily as a result of the inclusion of a full year of results from ÉDÁSZ (€430 million) and E.ON Finland (€90 million), as well as the sales contributions of JME and JCE (€197 million) and Graninge (€78 million), following their first-time consolidation as of October 1, 2003 and November 1, 2003, respectively. E.ON Benelux also increased its sales by 30 percent (€193 million), reflecting higher demand.

      Total power supplied by the E.ON Energie division (excluding physically-settled trading activities) rose 7.5 percent to 269.4 billion kWh in 2003, compared with 250.6 billion kWh in 2002. The increase of 18.8 billion kWh mainly reflects the inclusion, throughout the entire period under review, of power sales made by regional utilities in Germany and outside Germany (11.1 billion kWh), as well as higher demand (7.0 billion kWh). E.ON Energie’s own production of power rose to 162.7 billion kWh in 2003, compared with 155.7 billion kWh in 2002, largely as a result of inclusion of a full year’s production from the Grohnde plant. E.ON Energie produced 58 percent of its power requirements in 2003, compared with 59 percent in 2002. Compared with 2003, electricity purchased from jointly operated power stations increased from 14.7 billion kWh to 18.0 billion kWh, primarily due to a change in classification of jointly operated power stations at Sydkraft. Purchases of electricity from third parties, excluding physically-settled trading activities, increased 9.0 percent, from 91.5 billion kWh in 2002 to 99.7 billion kWh in 2003, mainly due to the first-time full year inclusion of ÉDÁSZ (7.1 billion kWh), as this company has few generating assets, as well as from increased power purchases at E.ON Benelux (3.2 billion kWh).

      In 2003, the E.ON Energie division contributed internal operating profit of €3,058 million, a 9.9 percent increase from €2,782 million in 2002. The overall increase reflected improved internal operating profit results at each of the division’s business units other than its German electricity business, as described in more detail below.

      The internal operating profit of E.ON Energie’s German electricity business unit decreased by €158 million from €2,304 million in 2002 to €2,146 million in 2003. The positive effects of the recovery of electricity prices (€200 million), improved trading results at EST (€132 million) and the inclusion of newly consolidated companies (€94 million) were more than offset by higher expenses related to the adoption of SFAS 143 (approximately €200 million) and payments in connection with the settlement of accounts in control and balance areas based on unbundling requirements (approximately €120 million), as well as lower intercompany interest income (€135 million) and a decline in income attributable to certain share investments (approximately €50 million).

      The internal operating profit of the German gas business grew by 11.8 percent to €265 million in 2003, compared with €237 million in 2002, with the increase of €28 million primarily reflecting the weather-driven increase in sales (€30 million) and the contribution from the newly consolidated companies (€32 million). The overall increase was dampened by a difference between required customer pre-payments and actual billings of approximately €30 million in 2003 compared with 2002.

      E.ON Energie’s non-German businesses contributed an internal operating profit of €766 million in 2003, a 16.2 percent or €107 million increase from €659 million in 2002, that was mainly attributable to the first-time consolidation of the earnings of ÉDÁSZ and E.ON Finland (formerly Espoon Sähkö) for the entire period under review (€43 million), as well as the first-time consolidation of the Swedish utility Graninge and the Czech utilities JME and JCE in the fourth quarter of 2003 (€35 million). Improved trading results at E.ON Finland added €24 million (net of consolidation effects) to the 2003 result.

      E.ON Energie recorded a €299 million increase in internal operating profit in its Other/ consolidation business unit, from an internal operating loss of €418 million in 2002 to an internal operating loss of €119 million in 2003. The improvement primarily reflected lower intracompany interest expenses (€135 million) and higher earnings from asset disposals (€50 million). The higher total also reflected an increase of €60 million in internal operating profit at Thüga (now part of Ruhrgas) that was due to improved results at the companies in which it holds interests.

Ruhrgas

      Following the acquisition of Ruhrgas by E.ON, the Ruhrgas division was established. Ruhrgas’ results were included in the Consolidated Financial Statements from February 1, 2003. Ruhrgas’ results comprise the results of its gas business unit, including RGE, and those of its industrial business unit, consisting of Ruhrgas Industries. The following table sets forth the sales of the Ruhrgas division for the eleven-month period from February 1 to December 31, 2003 for each major business unit:

SALES OF RUHRGAS DIVISION

February 1 to
December 31, 2003

(€ in millions)
Gas business(1)	8,504
Industrial business	1,056

Total(1)	9,560

(1)	Excludes natural gas taxes.

      Ruhrgas’ total sales for the eleven-month period from February 1, 2003 to December 31, 2003 amounted to €12,085 million (including €2,525 million of natural gas taxes and €386 million in intercompany sales), of which approximately 91 percent were from the gas business, including revenues of €607 million attributable to RGE’s consolidated subsidiaries, and approximately 9 percent were from the industrial business.

      Sales of the gas business totaled €11,029 million (including €2,525 million of natural gas taxes and €386 million of intercompany sales) during the eleven-month period. The sales of Ruhrgas’ gas business increased significantly compared with 2002 (when it was not owned by E.ON). Gas sales volumes increased, largely because of the below-average temperatures in Germany in the first quarter of 2003, while overall revenues also benefited from an increase of €0.20 per kWh in the German natural gas tax as of January 1, 2003.

      Total gas sold amounted to 553.3 billion kWh. Sales to distributors amounted to 349.9 billion kWh, of which 289.0 billion kWh or 83 percent were in Germany and 60.9 billion kWh or 17 percent were outside Germany, primarily to Switzerland and the United Kingdom. Sales to municipal utilities totaled 139.9 billion kWh, all of which was sold in Germany. Ruhrgas sold 63.5 billion kWh of gas to industrial customers, 60.0 billion kWh in Germany and 3.5 billion kWh outside Germany, primarily in France. Ruhrgas purchased approximately 82 percent of its gas supplies from outside Germany and approximately 18 percent from German producers.

      Sales of the industrial business totaled €1,056 million, of which approximately 80 percent or €841 million were from the metering business, and approximately 20 percent or €215 million were from the industrial furnaces business. The metering business increased its sales in 2003, primarily as a result of the first-time inclusion of the electricity and water metering businesses acquired from ABB during 2003.

      Ruhrgas contributed internal operating profit of €1,128 million for the eleven-month period from February 1, 2003 to December 31, 2003. Internal operating profit from the gas business totaled €1,082 million, including €155 million from RGE, with the remaining €46 million coming from the industrial business. The internal operating profit result was mainly attributable to the sales increase noted above.

Powergen

      Powergen was consolidated for all of 2003, whereas in 2002 it was only consolidated for the six months following its acquisition as of July 1. This first-time full-year consolidation effect is reflected in a significant increase in all of the Powergen division’s results for 2003, compared with 2002. In order to better present trends in the underlying business, this analysis also discusses certain changes in Powergen’s results for the second half of 2002 as compared to the second half of 2003. These half year results are unaudited.

      Total sales more than doubled, increasing by €5,472 million or 123.7 percent, from €4,422 million in 2002 to €9,894 million in 2003. Sales for the first six months of 2003 totaled €5,169 million, with those in the second half amounting to €4,725 million, with the relatively larger contribution of first half sales reflecting seasonal effects, particularly in the U.K. business, where sales are highest during the first three months of the year. The increase of €303 million, or 6.9 percent, in second half sales from the €4,422 million recorded in 2002 reflected an increase in electricity and gas retail sales in the United Kingdom that was largely attributable to the consolidation of the former TXU Group retail business in October 2002 (€458 million). The positive effect of these increased sales on the overall result was partially offset by the significant decline in the value of the U.S. dollar against the euro, which negatively affected the translation of the U.S. business’ dollar-denominated revenues into euro. In 2003, sales of the U.K. business represented approximately 80 percent of the total sales of the Powergen division, as compared to approximately 72 percent of the total in 2002.

      The following table sets out the sales of the Powergen division for 2003 and the six-month period from July 1 to December 31, 2002 for each major business unit:

SALES OF POWERGEN DIVISION

		July 1 to	Percent
	2003	December 31, 2002	Change

	(€ in millions)
U.K. Operations	7,923	3,162	+150.6
U.S. Operations	1,971	1,260	+56.4

Total	9,894	4,422	+123.7

      Sales of the U.K. business more than doubled, increasing by €4,761 million or 150.6 percent to €7,923 million in 2003, from €3,162 million for the second six months of 2002. The sales increase primarily reflected the first-time inclusion of a full year of the U.K. business. Sales for the first half of 2003 amounted to €4,190 million, with €3,733 million recorded in the second half. The €571 million or 18.1 percent increase in second half sales from €3,162 million in 2002 was primarily attributable to an increase of €458 million in total retail sales, reflecting the inclusion of a full six months’ results from the former TXU Group retail business in 2003 compared with only two months in 2002, as well as the impact of an increase in gas sales at generation and trading (€135 million).

      Sales volumes for both electricity and gas reflected the impact of the inclusion of the former TXU retail activities for the entire year. The volume of electricity sold by the U.K. business more than doubled, increasing by 56.2 billion kWh to 91.5 billion kWh, as compared with 35.3 billion kWh in the six months of 2002 during which Powergen was consolidated. Mass market sales increased by 25.7 billion kWh, while those to industrial and commercial customers increased by 22.1 billion kWh. The increase in sales was reflected in a significant increase of 36.7 billion kWh in the amount of power Powergen purchased from other suppliers, while its own production increased by only 18.1 billion kWh. Gas sales also more than doubled, increasing by 3.6 billion therms from 2.2 billion therms in the second half of 2002 to 5.8 billion therms in 2003, with the increase reflecting higher sales to both mass market (1.6 billion therms) and industrial and commercial customers (0.7 billion therms), as well as higher market sales (0.7 billion therms). The U.K. business satisfied its increased need for gas mainly through higher market purchases (2.4 billion therms), with the remainder being sourced under long-term gas supply contracts.

      Sales of the U.S. business increased by €711 million or 56.4 percent to €1,971 million, from €1,260 million in the second half of 2002. In 2003, approximately 84 percent of sales were attributable to the two regulated utilities, LG&E and KU (approximately 77 percent in 2002), with the remaining 16 percent arising from the U.S. business’ non-utility operations (approximately 23 percent in 2002). The increase in sales attributable to the consolidation effect was offset to a significant degree by the decline in the value of the U.S. dollar against the euro. Sales for the first half of 2003 amounted to €979 million, with €992 million recorded in the second half, reflecting the different seasonal pattern in the U.S. business as compared to the U.K. business, as U.S. sales are highest during the summer months. The €268 million or 21.3 percent decline in second half sales from €1,260 million in 2002 was largely attributable to the impact of unfavorable exchange rates (€177 million), as well as to a decline in revenues at LPI reflecting its completion of certain construction contracts (€108 million).

Sales at the regulated utilities remained relatively stable in local currency, as sales volumes increased by approximately 1 percent on a full year basis.

      The Powergen division increased internal operating profit by €291 million or 88.4 percent from €329 million for the second half of 2002 to €620 million in 2003, as described in more detail below.

      The U.K. business contributed an internal operating profit of €452 million in 2003, an increase of €297 million or 191.6 percent compared with the €155 million recorded in 2002. Internal operating profit for the first six months of 2003 totaled €265 million, with that in the second half amounting to €187 million. The increase in second half internal operating profit of €32 million or 20.6 percent from €155 million in 2002 reflected the positive impact of the inclusion of the former TXU retail activities for the full period including cost savings realized through the integration of the TXU activities (€70 million) and lower interest costs (€15 million). These positive factors were partly offset by a lower contribution from the generation and trading businesses (€67 million). The internal operating profit of the distribution business also increased slightly, due to higher allowable income under the applicable regulatory rules (€6 million).

      The U.S. business contributed an internal operating profit of €218 million in 2003, an increase of €24 million or 12.4 percent compared with the €194 million recorded in 2002. Internal operating profit for the first six months of 2003 totaled €70 million, with that in the second half amounting to €148 million. The U.S. utility business recorded total internal operating profit of €249 million in 2003, of which €86 million arose in the first half of the year and €163 million in the second six months. The decrease of €8 million or 4.7 percent in second half internal operating profit compared with the €171 million recorded in 2002 was primarily attributable to the negative exchange rate effect, which more than offset an increase of approximately 10 percent in dollar terms that reflected an increase in asset-based energy marketing driven by higher wholesale market prices for electricity. The non-utility businesses recorded an internal operating loss of €31 million in 2003, of which €16 million arose in the first half of the year and €15 million in the second half of the year. The sharp decline in the results of the business compared with the second half of 2002 (when it recorded internal operating profit of €23 million) was primarily due to increased losses incurred at the Argentine gas distributors in which LCC owns interests.

Viterra

      Sales of the Viterra division decreased 10.6 percent in 2003 to €1,085 million, including intercompany sales of €10 million, from €1,214 million in 2002, including intercompany sales of €10 million, with the decline of €129 million primarily reflecting a decline in rental revenues as more housing units have been sold (€50 million) and the phasing out of Viterra Baupartner’s business of developing one- and two family houses (€39 million).

      The Viterra division contributed internal operating profit of €295 million in 2003, compared with €203 million in 2002. This increase of €92 million or 45.3 percent was primarily attributable to an increase in the number of housing units sold in the residential real estate business unit, which increased by approximately 3,500 units in 2003 to a total of approximately 13,400 units (€65 million), as well as to the positive earnings developments at Viterra Baupartner (€26 million).

Degussa

      Following its February 2003 sale of 18.1 percent of Degussa, E.ON accounts for Degussa using the equity method in line with its remaining 46.5 percent shareholding in the company. For this reason, the 2003 sales figure reported for Degussa comprises only the division’s January 2003 revenues. For all periods from February 1, 2003, E.ON has recorded 46.5 percent of Degussa’s net income as a component of financial earnings.

      Total sales of the Degussa division were €994 million for the one month of 2003, as compared with €11,765 million for the full year 2002.

      Degussa contributed internal operating profit of €157 million to E.ON in 2003, consisting of €56 million for the month prior to its deconsolidation and €101 million for the remainder of the year. The decline in E.ON’s share of Degussa’s internal operating profit from the €655 million recorded in 2002 was in line with E.ON’s reduced interest in the company and the related deconsolidation, as Degussa’s overall internal operating profit remained relatively stable.

      As of September 30, 2003, Degussa took an impairment charge of €500 million (before taxes) in its Fine Chemicals business unit due to significant changes in market conditions. For more information on the impact on E.ON, see the discussion of other non-operating results in the reconciliation of internal operating profit for the E.ON Group above.

Other/ consolidation

      Whereas in prior years, sales and internal operating profit attributed to the Other/ consolidation segment had included significant positive contributions from non-core operations, the results attributed to the segment in 2003 primarily comprise the elimination of intra-company results and consolidation effects. Accordingly, Other/ consolidation reduced Group sales by €273 million in 2003 compared to contributing sales of €81 million in 2002. Internal operating profit attributable to Other/ consolidation decreased to a loss of €693 million in 2003 compared with a loss of €152 million in 2002, primarily resulting from the substantially higher interest expenses attributable to the acquisitions of Powergen and Ruhrgas.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

E.ON Group

      E.ON’s sales in 2002 decreased 1.4 percent to €35,691 million from €36,192 million in 2001 (in each case net of electricity taxes). Sales of the E.ON Energie division increased 20.8 percent in 2002 to €19,142 million (including €933 million of electricity taxes) from €15,840 million (including €694 million of electricity taxes) in 2001. Sales of the Powergen division amounted to €4,422 million for the six-month period following its acquisition on July 1, 2002. Sales of the Viterra division increased 39.9 percent to €1,214 million in 2002 from €868 million in 2001. Sales of the Degussa division decreased 28.0 percent to €11,765 million in 2002 from €16,337 million in 2001. Sales attributable to Other/ consolidation decreased sharply, from €3,841 million in 2001 to €81 million in 2002. The sales results of each of these segments are discussed in more detail below.

      Cost of goods sold and services provided in 2002 decreased 8.6 percent to €26,534 million compared with €29,037 million in 2001. The decrease of €2,503 million was primarily attributable to declines at Degussa (€4,599 million, primarily due to the disposal of non-core businesses in 2002) and Other/ consolidation (€3,097 million, mainly due to the fact that the 2001 figure included nine months of results from Klöckner), as well as the change in classification of certain expenses at E.ON Energie described in the discussion of selling expenses below. The impact of these factors was partially offset by the inclusion of Powergen’s costs (€3,423 million) for the six-month period subsequent to its acquisition. Cost of goods sold and services as a percentage of revenues declined to 74.3 percent in 2002 compared with 80.2 percent in 2001. Gross profit increased 28.0 percent to €9,157 million in 2002 from €7,155 million in 2001.

      Selling expenses increased 21.6 percent to €4,839 million in 2002, compared with €3,981 million in 2001. Excluding the effect of significant acquisitions, selling expenses increased by approximately 12 percent, primarily due to an overall increase in selling costs at the E.ON Energie division of €1,061 million in 2002, including those attributable to the fact that certain of its entities became purely sales oriented in 2002. Accordingly, the costs associated with these entities are included in selling expenses in 2002, whereas they had been recorded in cost of goods sold and services provided in 2001, when they totaled €454 million.

      General and administrative expenses decreased by €162 million on a year on year basis, amounting to €1,649 million in 2002 compared with €1,811 million in 2001. This 8.9 percent decrease was primarily attributable to an overall decline of €225 million in general and administrative expenses at E.ON Energie (reflecting reductions of approximately €120 million in other administrative costs and approximately €100 million in personnel costs) and at the Other/ consolidation segment of €176 million (reflecting the inclusion in the 2001 total of nine months of costs at Klöckner and a full year of costs at ONE, formerly Connect Austria). These decreases were partly offset by the first-time inclusion of expenses from the Powergen division (€222 million).

      Other operating income (expenses), net was more than halved, decreasing by €305 million to €236 million in 2002, compared with €541 million in 2001. The overall decrease was primarily attributable to a decline in book gains on the disposal of businesses and fixed assets from the high levels recorded in 2001. These book gains declined by €481 million, from €1,526 million in 2001 to €1,045 million in 2002. The 2001 figure included the gains recorded on dispositions by Degussa, E.ON Energie and the sale of E.ON’s interest in VIAG Interkom to BT, while the lower total for 2002 was primarily attributable to E.ON Energie following the break up of Rhenag and the sale of its shares in Sydkraft and Watt, as well as to Viterra’s higher sales of housing units. The negative impact on this item of the reduction in book gains was partially offset by a €130 million decrease in research and development costs, from €510 million in 2001 to €380 million in 2002, reflecting Degussa’s disposition of a number of businesses with significant research and development activities. The deconsolidation of Degussa will result in a further reduction of these charges in 2003.

      Financial earnings decreased €1,998 million, from income of €725 million in 2001 to a loss of €1,273 million in 2002. This decline was primarily due to the write down of E.ON Energie’s investment in HypoVereinsbank (€1,854 million) and write downs in the value of other securities (approximately €500 million) which were also impaired due to the negative developments in share prices in 2002. For additional details, see Note 6 of the Notes to Consolidated Financial Statements. The negative impact of these write downs on financial earnings was partially offset by increased income from equity investees in the amount of €1,324 million in 2002, compared with €635 million in 2001, mainly as a result of the gains of €558 million resulting from the sale of Schmalbach-Lubeca by AV Packaging and €173 million stemming from the sale of an investment in STEAG by E.ON’s equity investee Gesellschaft für Energiebeteiligung mbH.

      In the third quarter of 2002, E.ON recorded an impairment charge of €2.4 billion on goodwill from the Powergen acquisition. For further details, see “— Powergen” and Notes 4 and 11 a) of the Notes to Consolidated Financial Statements.

      As a result of the factors described above, income (loss) from continuing operations before income taxes and minority interests decreased to a loss of €759 million in 2002 compared with income of €2,629 million in 2001.

      The results of discontinued operations contributed €3,306 million to net income. The significant impact of the discontinued operations on net income reflects the Company’s ability to realize significant value from these businesses through their timely divestment. Excluding the results of discontinued operations, E.ON would have recorded a net loss of €529 million in 2002, primarily due to the negative impact of the impairment charges discussed above. The Group’s net income in 2002 was €2,777 million, a 35.6 percent increase from €2,048 million in 2001.

      Reconciliation of Internal Operating Profit. As noted above, E.ON has used internal operating profit as its segment reporting measure in accordance with SFAS 131. On a consolidated Group basis, internal operating profit is considered a non-GAAP measure that must be reconciled to the most directly comparable U.S. GAAP measure. A reconciliation of Group internal operating profit to net income for 2001, 2002 and 2003 is presented in the table on page 120. The following paragraphs discuss changes in the principal components of each of the reconciling items to income (loss) from continuing operations before income taxes and minority interests. For additional details, see Note 31 of the Notes to Consolidated Financial Statements.

      On a consolidated Group basis, internal operating profit increased by 45.3 percent from €2,627 million to €3,817 million in 2002, as compared with 2001.

      Net book gains in 2002 increased by 20.3 percent from €890 million in 2001 to €1,071 million. In 2002, net book gains mainly resulted from the sale of Schmalbach-Lubeca (€558 million) and E.ON’s shares in STEAG (€173 million). Additional book gains in the amount of approximately €447 million were reported at E.ON Energie, principally from the break-up of Rhenag and the disposition of shares in Sydkraft and Watt. In 2001, the principal book gains contributing to this item were those on Degussa’s disposal of a number of non-core businesses (€530 million), and the sale of E.ON’s interests in Klöckner (€140 million) and VIAG Interkom (€110 million). Gains on disposals at E.ON Energie of approximately €240 million were partially offset by the division’s losses on the sale of securities of €135 million. These book gains are calculated on a more inclusive basis than those discussed above in the analysis of other operating income (expenses), net. These gains generally include all gains and losses from the disposal of financial assets and results of deconsolidation, both net of expenses directly linked with the relevant disposal. They also include book gains and losses realized by equity investees, which are included in the income statement as a component of financial earnings.

      Cost-management and restructuring expenses increased by 1.8 percent to €331 million in 2002 compared with €325 million in 2001. In 2002, the principal items contributing to this item were costs attributable to Degussa in connection with the best@chem performance improvement program (€189 million) and for power station closures at Powergen (€58 million), as well as the expenses related to the phasing out of Viterra’s business of developing one-and two-family houses (€63 million). In 2001, the principal expenses in this category were approximately €204 million in restructuring expenses at Degussa, power plant retirement costs and expenses associated with corporate re-alignments at E.ON Energie (totaling approximately €75 million), and approximately €45 million in costs at Viterra arising from the reorganization of its construction business.

      The loss reported as other non-operating results increased sharply, recording a loss of €5,316 million in 2002 as compared to a loss of €563 million in 2001. The substantially higher loss in 2002 was mainly attributable to the Powergen impairment charge, and the write downs in the value of the HypoVereinsbank shares and other securities described above. In 2001, the principal components of this item were expenses at E.ON Energie of approximately €240 million that primarily related to the cancellation of long-term energy contracts that were no longer economical and approximately €198 million in non-recurring costs related to the Degussa-Hüls merger.

E.ON Energie

      Total sales of the E.ON Energie division increased by 20.8 percent to €19,142 million (including €933 million of electricity taxes and €30 million in intercompany sales) in 2002, compared with €15,840 million (including €694 million of electricity taxes and €42 million in intercompany sales) in 2001. The overall increase of €3,302 million was primarily attributable to the contribution of recently acquired entities (which contributed an aggregate of €2,148 million, including €141 million of electricity taxes), as well as a gradual increase in average electricity prices in Germany, which increased by approximately 5 percent for retail customers and 2 percent for industrial customers in 2002, compared with 2001. The increase in E.ON Energie’s 2002 sales results reflects the effects of the first-time inclusion of a full year of sales at the Swedish utility Sydkraft, which was consolidated in May 2001 (€751 million, net of electricity taxes), and at the German gas company Hein Gas, which was consolidated in June 2001 (€459 million, net of electricity taxes), as well as the sales of the German regional energy companies EAM, EWW and EMR following their consolidation in June, July and August 2002, respectively (an aggregate of €721 million, net of electricity taxes). The following table sets forth the sales of the E.ON Energie division for the last two years for each of its business units:

SALES OF E.ON ENERGIE DIVISION

	2002	2001	Percent Change

	(€ in millions)
In Germany(1)(2)	14,527	12,325	+17.9
Electricity(2)	11,597	9,846	+17.8
Gas	2,930	2,479	+18.2
Outside Germany(1)(2)	3,586	2,670	+34.3
Other/ consolidation(2)	96	151	-36.4

Total(2)	18,209	15,146	+20.2

(1)	Sales and cost of sales from trading activities in 2001 have been presented as a net amount in sales, to conform with the required presentation of trading activities in 2002.

(2)	Excludes electricity taxes.

      Sales of the German electricity business unit increased by €1,751 million or 17.8 percent, primarily due to the first-time consolidation of several regional utilities, including EAM, EWW and EMR and a number of smaller companies (all of which accounted for an aggregate of €1,244 million), as well as the positive impact of the gradual increase in German electricity prices noted above. Sales of the German gas business unit increased by €451 million or 18.2 percent, primarily reflecting the first-time inclusion of a full year of sales of Hein Gas, which had been consolidated in June 2001.

      E.ON Energie’s sales outside Germany increased by €916 million or 34.3 percent, primarily as a result of the inclusion of a full year of results of Sydkraft (which was consolidated in May 2001) (€751 million), as well as nine months of results of Espoon Sähkö following its acquisition in April 2002 (€167 million).

      Total power supplied by the E.ON Energie division (excluding physically-settled trading activities) rose by 24.9 billion kWh or 11.0 percent to 250.6 billion kWh in 2002, compared with 225.7 billion kWh in 2001. E.ON Energie’s own production of power rose by 13.9 billion kWh or 9.8 percent to 155.7 billion kWh in 2002, compared with 141.8 billion kWh in 2001, largely as a result of the inclusion of a full year’s production of Sydkraft, which accounted for an increase of 14.6 billion kWh. E.ON Energie produced 59.5 percent of its power requirements in 2002, compared with 60.3 percent in 2001. Compared with 2001, electricity purchased from jointly operated power stations decreased by 2.8 billion kWh or 16.0 percent from 17.5 billion kWh to 14.7 billion kWh, reflecting the fact that the EWW/EMR transaction included E.ON Energie’s acquisition of the former minority interest in the Grohnde plant, effective as of August 1, 2002. Grohnde generated a total of 4.7 billion kWh for the last five months of 2002. Purchases of electricity from third parties, excluding physically-settled trading activities, increased by 15.6 billion kWh or 20.6 percent, from 75.9 billion kWh in 2001 to 91.5 billion kWh in 2002, as EST’s purchases increased by 9.6 billion kWh, reflecting its sale of power through the newly acquired utilities and higher purchases for balancing purposes, while the remainder of the increase was largely due to increased purchases of energy generated from renewable resources in order to meet increased regulatory requirements.

      In 2002, the E.ON Energie division contributed internal operating profit of €2,782 million, an increase of €865 million or 45.1 percent from €1,917 million in 2001. This increase was primarily attributable to the change in accounting method for the adoption of SFAS 142 effective January 1, 2002, which resulted in the discontinuance of goodwill amortization (€240 million), as well as the effect from the harmonization of policies for estimates to reflect the internationalization of the division (€340 million), operational improvements realized in the German operations (€450 million), and the first full year contribution by Sydkraft and Hein Gas, as well as those of the division’s other acquisitions (€240 million). These positive effects were partially offset by nonrecurring items in the generation operations (€310 million).

Powergen

      Following the acquisition of Powergen by E.ON, the Powergen division was established. Powergen’s results were included in the Consolidated Financial Statements from July 1, 2002. The following table sets forth the sales of the Powergen division for the six-month period from July 1 to December 31, 2002 for each major business unit:

SALES OF POWERGEN DIVISION

July 1 to
December 31, 2002

(€ in millions)
U.K. Operations	3,162
U.S. Operations	1,260

Total	4,422

      Powergen’s sales for the six months from July 1, 2002 to December 31, 2002 were €4,422 million, of which 72 percent were from the U.K. business and 28 percent from the U.S. business.

      Sales for the U.K. business totaled €3,162 million. Of this amount, €2,410 million, or 76 percent, was attributable to retail, including the results of the former TXU Group retail business following its acquisition in October (€1,140 million). Generation and trading contributed €617 million of the total, with distribution accounting for a total of €231 million. Over 40 percent of distribution’s sales are to Powergen’s own retail business and therefore the related amounts (€96 million) are eliminated in arriving at the total figure for the U.K. business.

      The U.S. business recorded sales of €1,260 million, of which 77 percent, or €965 million, were from the two regulated utilities, Louisville Gas and Electric Company and Kentucky Utilities Company, and 23 percent or €295 million, from non-utility operations. These non-utility operations included a generating plant based in western Kentucky (WKE) and interests in gas distribution assets in Argentina.

      The Powergen division contributed internal operating profit of €329 million for the six month period from July 1, 2002 to December 31, 2002. Internal operating profit from its U.K. operations totaled €155 million, with distribution contributing the largest portion of the total. Margins in generation and trading were adversely affected by low wholesale prices in the U.K., while those in retail benefited from the contribution from the former TXU Group retail business following its acquisition in October. Powergen’s U.S. operations recorded internal operating profit of €194 million for the six-month period, as the utility operations benefited from high energy demand during the third quarter due to unseasonably warm weather. In contrast, margins at the non-utility operations were adversely affected by declines in wholesale prices and higher fuel costs, as well as by the negative political and economic situation in Argentina, which adversely affected the gas distribution operations in which Powergen has interests. In addition, Powergen also recorded €20 million of net corporate and consolidation costs, which reduced internal operating profit.

      In the third quarter of 2002, the original goodwill of €8.9 billion associated with the Powergen acquisition was reduced by an impairment charge of €2.4 billion. E.ON originally made its acquisition offer for Powergen in April 2001, and between that date and the completion of the acquisition on July 1, 2002, the market environment in which both Powergen’s U.K. and U.S. businesses operate, changed significantly. Electricity prices in the U.K. generation sector declined some 25 percent in the twelve months following the introduction of NETA in March 2001. Earnings at the U.S. non-utilities were also down year-on-year owing to lower power sales prices, as well as higher fuel costs. The U.S. business is also active in natural gas distribution in Argentina. The ongoing political and economic crisis in that country has led to a substantial devaluation of the peso and negative economic growth. In view of these factors it was necessary to test the goodwill for impairment, which resulted in an impairment charge being recorded against income during the third quarter. For further information on the goodwill impairment, see Notes 4 and 11 a) of the Notes to Consolidated Financial Statements.

Viterra

      Sales of the Viterra division increased 39.9 percent in 2002 to €1,214 million, including intercompany sales of €10 million, from €868 million in 2001, with the increase of €346 million primarily reflecting the contribution of a full year’s results from Deutschbau (€267 million) and FSG (€61 million) (each fully consolidated on January 1, 2002), as well as WohnBau Rhein-Main (fully consolidated on October 1, 2001) (€47 million).

      The Viterra division contributed internal operating profit of €203 million in 2002, compared with €153 million in 2001. This 32.7 percent increase was primarily attributable to the larger number of housing units sold in the residential real estate business unit, which increased by 3,200 units to a total of approximately 9,900 units in 2002.

Degussa

      Total sales of the Degussa division decreased 28.0 percent in 2002 to €11,765 million, including intercompany sales of €20 million, compared with €16,337 million in 2001, with the decrease of €4,572 million primarily reflecting the fact that the 2001 results include €2,338 million of sales from the non-core businesses divested during the year through the date of their disposition, whereas the businesses divested in 2002 qualify for discontinued operations treatment under SFAS 144 and have therefore been eliminated from both years, and that €2,137 million in revenues from precious metals trading are included in the total for 2001. The following table sets forth the sales of the Degussa division for the last two years for each segment (in each case excluding the sales of discontinued operations):

SALES OF DEGUSSA DIVISION

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

      Sales in Degussa’s core businesses remained largely consistent with the prior year, as the positive effects of overall higher sales volumes (€567 million) were generally offset by that of lower average prices (€444 million). Sales of the Health & Nutrition division decreased slightly compared to the prior year, mainly as a result of weakened demand in the Flavors & Fruit Systems business unit. Sales of the Construction Chemicals division increased by €78 million, reflecting strong demand in southern Europe at the Admixture Systems Europe business unit (€80 million), the positive effects of which were partially offset by a cyclical drop in sales volumes experienced in the Admixture Systems Asia/Pacific business unit (€29 million). In the Fine & Industrial Chemicals division, sales increased by €231 million, reflecting the first-time inclusion of a full year’s sales from Laporte, which was consolidated on April 1, 2001 (€85 million), and strong demand that allowed the C4-Chemistry business unit to increase sales by €124 million. In the Performance Chemicals division, sales decreased by €49 million, reflecting the closure of a superabsorbents production line at the Greensboro plant in the U.S. Sales in the Coatings & Advanced Fillers division decreased by €151 million, primarily as a result of the transfer of the carbon black activities in North America to the Degussa Engineered Carbons joint venture (€98 million) and negative foreign currency exchange effects (€32 million). In the Specialty Polymers division, sales increased by €44 million, reflecting higher demand in the Plexiglass business unit (€30 million), in the Specialty Acrylics business unit for oil additives (€19 million) and in the Methacrylates business unit for moulding compounds and bulk monomers (€9 million). The positive impact of these increases was partially offset by lower sales in the High Performance Polymers business unit primarily due to weak demand from the telecommunications industry (€12 million). The decrease of €2,558 million in sales in the non-core businesses was primarily attributable to the fact that the 2001 results include those of the divested operations through the date of their disposition (€2,338 million).

      The Degussa division contributed internal operating profit of €655 million in 2002 compared with €507 million in 2001. This €148 million or 29.2 percent increase was primarily attributable to the cessation of regular goodwill depreciation (which had totaled €225 million in 2001) due to the adoption of SFAS 142, as well as positive contributions by the Performance Chemicals division’s Superabsorbents business unit (€32 million) due to significant costs savings from restructuring operations and a drop in raw material prices and from the Coatings & Advanced Fillers division’s Advanced Fillers & Pigments business unit (€16 million) stemming from cost containment measures. These positive factors were partially offset by declines in internal operating profit experienced by the Fine & Industrial Chemicals (€32 million) and Health & Nutrition (€30 million) divisions due to a combination of cyclical downturns and competitive price pressures, as well as a decline of €54 million in the contribution of non-core businesses, reflecting dispositions.

Other/ consolidation

      Sales attributed to the Other/ consolidation segment dropped sharply to €81 million in 2002 from €3,841 million in 2001. The decline primarily reflected the fact that the 2001 total included nine months of sales from Klöckner (€3,279 million) prior to its disposition.

INFLATION

      The rates of inflation in Germany during 2003, 2002 and 2001 were 1.1 percent, 1.4 percent and 2.0 percent, respectively (basis 1995 equals 100). The effects of inflation on E.ON’s operations have not been significant in recent years.

EXCHANGE RATE EXPOSURE AND CURRENCY RISK MANAGEMENT

      Certain business activities within the E.ON Group result in foreign exchange rate exposures. Of the Group’s consolidated revenues in 2003, 2002 and 2001, 34 percent, 36 percent and 35 percent, respectively, were attributable to customers located outside of member states participating in the EMU.

      To manage the Group’s exposure to exchange rate fluctuations, E.ON continually monitors its exposures to currency risks and pursues a systematic and Group-wide foreign exchange risk management policy. At the end of 2003, the Group’s consolidated foreign exchange rate exposure, which is calculated as its netted transaction risk exposure deriving from booked and forecasted transactions excluding any foreign exchange translation exposure from net investments in entities with a functional currency other than the euro, was approximately €1.2 billion, compared with approximately €0.3 billion at year-end 2002. The increase in the Group’s foreign exchange rate exposure was primarily due to the deconsolidation of Degussa (which had a long position in U.S. dollars which was netted with short positions at other Group companies). The Group’s foreign exchange rate exposure is principally attributable to the energy divisions E.ON Energie and Powergen (which have short positions in U.S. dollars and British pounds and a long position in Norwegian krona). Ruhrgas contributes only relatively minor foreign exchange risks. Due to the acquisition of Powergen and the additional Sydkraft shares, the E.ON Group has also a net investment in assets denominated in British pounds, U.S. dollars and Swedish krona which is continually monitored and partly hedged with foreign exchange instruments in accordance with the financial guidelines of the E.ON Group. As noted above, the depreciation of the U.S. dollar against the euro during 2003 had a negative impact on LG&E’s dollar-denominated results when translated into euro, the Group’s reporting currency.

      The principal derivative financial instruments used by E.ON to cover foreign currency exposures are foreign exchange forward contracts, cross currency swaps, interest rate cross currency swaps and currency options. As of December 31, 2003, the E.ON Group had entered into foreign exchange forward contracts with a nominal value of €6.9 billion, cross currency swaps with a nominal value of €11.1 billion, interest rate cross currency swaps with a nominal value of €0.6 billion and currency options with a nominal value of €0.4 billion. The currencies in which the Group’s derivative financial instruments are denominated reflect the currencies in which it is subject to transaction and translation risks. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 28 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

      The principal sources of liquidity for E.ON in 2003 were again cash provided by operating activities and the proceeds from divestments. Cash provided by operating activities amounted to €5,538 million in 2003, €3,614 million in 2002 and €2,571 million in 2001. The significant increase in cash provided from operating activities in 2003 was primarily attributable to the increase in the Group’s net income, reflecting operational improvements as well as the contribution of acquired entities, including Ruhrgas and Powergen. These positive effects were offset in part by the deconsolidation of Degussa in February.

      Proceeds from divestments, which are reported in the Consolidated Statements of Cash Flows as the sum of payments received on the disposition of equity investments, other financial assets and intangible and fixed assets, amounted to €7,035 million in 2003, €10,931 million in 2002 and €19,867 million in 2001. In 2003, divestment proceeds were primarily attributable to the sale of 18.1 percent of Degussa (as well as Degussa’s repayment of loans that had been extended by E.ON), and the sales of shares of Bouygues Telecom, Gelsenwasser and Viterra Energy Services. The declining trend in this item reflects the fact that E.ON is nearing completion of the planned divestitures relating to its focus on the core energy business. For additional details regarding the Group’s sources of liquidity, see Note 24 of the Notes to Consolidated Financial Statements.

      E.ON’s principal liquidity requirement in recent years has been for purchases of financial assets (including equity investments) and other fixed assets. Capital expenditures in 2003, 2002 and 2001 amounted to €9,196 million, €24,159 million and €6,867 million, respectively, and are reported in the Consolidated Statements of Cash Flows as the sum of purchases of equity investments, other financial assets and intangible and fixed assets. In each of the three most recent years, purchases of equity investments and other financial assets have significantly outweighed those of fixed assets. The significant decrease in capital expenditures from 2002 was primarily attributable to the unusually high level of acquisition activity in 2002, when E.ON purchased Powergen, the TXU retail business in the United Kingdom, a portion of the shares of Ruhrgas and interests in a number of other companies, primarily in the E.ON Energie division. In 2003, the primary capital expenditures were for the remaining shares of Ruhrgas, increased interests in Graninge and Gazprom, and other acquisitions, primarily at E.ON Energie. The largest capital expenditure in 2001 had been for the acquisition of interests in Sydkraft, Hein Gas and Laporte. The decrease in acquisition activity in 2003 was largely responsible for the change in E.ON’s cash flow used for investing activities, which declined from €10,409 million cash used in 2002 to €39 million cash provided in 2003 (€11,854 million cash provided in 2001). For additional information on these transactions, see “— Acquisitions and Dispositions” above and Note 4 of the Notes to Consolidated Financial Statements.

      Cash used for financing activities totaled €3,545 million in 2003, with the change from cash provided by financing activities of €4,499 million in 2002 primarily reflecting the increased repayment of financial liabilities in 2003 described below, as well as the increased borrowing in 2002 related to the financing of the acquisitions described above. In 2001, cash used in financing activities had totaled €11,618 million.

      As of December 31, 2003, the Group had cash and cash equivalents from continuing operations of €3,321 million, as compared with €1,332 million at December 31, 2002 (€3,860 million at year-end 2001).

      The following table shows the cash provided by operating activities and used for capital expenditures for each of the Group’s divisions in 2003, 2002 and 2001 (in each case excluding the cash flows of discontinued operations).

E.ON BUSINESS SEGMENT CASH FLOW AND CAPITAL EXPENDITURES(1)

	2003		2002		2001

	Cash from	Capital	Cash from	Capital	Cash from	Capital
	Operations	Expenditures	Operations	Expenditures	Operations	Expenditures

	(€ in millions)
E.ON Energie(2)	5,040	3,521	3,246	6,125	2,707 (3)	3,992
Ruhrgas(4)	791	463	—	—	—	—
Powergen(2)(5)	493	842	373	3,094	—	—
Other/ consolidation(2)(6)	(795)	4,210 (7)	(897)	13,448 (7)	(1,028)	713

Core Energy Business	5,529	9,036	2,722	22,667	1,679	4,705
Viterra(2)	102	124	51	378	(16)	120
Degussa(2)	(93)	36	841	1,114	908	2,042

Other Activities	9	160	892	1,492	892	2,162

Total	5,538	9,196	3,614	24,159	2,571	6,867

(1)	For a detailed description of capital expenditures by purchases of financial assets and purchases of other fixed assets, see Note 27 of the Notes to Consolidated Financial Statements.

(2)	Excludes the cash from operations and capital expenditures of certain activities now accounted for as discontinued operations. For more details, see “— Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(3)	E.ON Energie had shareholdings in E-Plus, Cablecom, Orange Communications and VIAG Interkom. The resulting tax burden from the disposal of these telecommunication activities was charged to E.ON Energie and reduced its cash flow from operations. The Company has reclassified the cash flow impact of these tax effects from the E.ON Energie segment to the Other/ consolidation segment in order to show cash flow from operations of each of these segments more clearly.

(4)	Includes the cash flows of Ruhrgas from the date of consolidation on February 1, 2003.

(5)	Includes the cash flows of Powergen from the date of consolidation on July 1, 2002.

(6)	In 2001, includes cash from operating activities (€93 million) and capital expenditures (€47 million) of Klöckner for the period until its disposal in October of that year.

(7)	Includes the acquisition of Powergen in 2002 and shares of Ruhrgas in both 2002 and 2003.

      The E.ON Energie division continued to account for the largest portion of the Group’s capital expenditures over the most recent three-year period, primarily as a result of acquisitions of equity investments in energy companies and other financial assets, as well as additions to property, plant and equipment. Capital expenditures in the E.ON Energie division in 2003 decreased to €3,521 million. Of this amount, €1,649 million was attributable to investments in property, plant and equipment focused primarily on power generation and distribution assets. The largest equity investments were the acquisition of an additional 42.7 percent of Graninge (€597 million, net of cash acquired) and the acquisition of additional stakes in JME and JCE (€207 million). E.ON Energie’s investments in 2002 had totaled €6,125 million, reflecting a high level of acquisition activity, including the acquisition of an additional 25.1 percent of Thüga; the additional 62.9 percent shareholding in ÉDÁSZ; the 65.6 percent of the former Espoon Sähkö (now E.ON Finland); 49.0 percent of ZSE and increases in the division’s shareholdings in a number of German regional utilities. E.ON Energie’s investments in 2001 amounted to €3,992 million, largely resulting from the acquisition of additional shares in Sydkraft for an aggregate of €1.4 billion net of liquid funds acquired. Investments in property, plant and equipment at E.ON Energie in all three years focused primarily on the improvement of the electricity and heat distribution network.

      Capital expenditures in the Ruhrgas division for the eleven months beginning on February 1, 2003 amounted to €463 million, of which €324 million were for financial assets, most significantly the financing of the purchase of additional shares of Gazprom by the Russian entity in which Ruhrgas holds an interest. The remaining €139 million related to investments in fixed assets, primarily for the improvement of the technical infrastructure.

      Capital expenditures in the Powergen division in 2003 decreased by 72.8 percent to €842 million. Investments at the U.K business amounted to €399 million, primarily due to additions to property, plant and equipment. In the U.S. business, the majority of the capital expenditures of €443 million were attributable to property, plant and equipment, mainly in the utility business. The Powergen division’s capital expenditures for the six months beginning on July 1, 2002 amounted to almost €3.1 billion. Of this figure, €2.5 billion, net of €0.1 billion cash acquired and including €0.4 billion for working capital funding, was for the acquisition of the TXU Group retail business and associated assets. The remainder primarily comprised additions to property, plant and equipment totalling €0.4 billion in the United States and €0.2 billion in the United Kingdom.

      Capital expenditures in the Viterra division in 2003 decreased by 67.2 percent to €124 million, of which €74 million were dedicated to property, plant and equipment and €50 million to financial assets. The largest single investment was the purchase of the remaining outstanding shares of FSG from the city of Frankfurt for approximately €49 million in January 2003. The relatively high level of capital expenditures in 2002 (€378 million) was primarily attributable to the division’s acquisition of a majority interest in FSG in January 2002 for €273 million, net of €39 million cash acquired. The Viterra division’s capital expenditures in 2001 amounted to €120 million, with the largest investments relating to building improvements and the purchase of an additional 44.99 percent of Wohnbau Rhein-Main.

      Degussa’s capital expenditures in January 2003 amounted to €36 million. Investments in the Degussa division in 2002 had totaled €1,114 million, reflecting a lower level of acquisition activity compared to prior years and a reduction in expenditures for fixed assets. The Degussa division’s capital expenditures in 2001 amounted to €2,042 million. Investments in financial assets primarily included the acquisition of approximately 80 percent of Laporte. Investments in fixed assets were focused primarily on the improvement and construction of new production facilities in divisions including Coatings & Advanced Fillers and Fine & Industrial Chemicals.

      Capital expenditures at the Other/ consolidation segment reflected significant acquisition activity by E.ON AG in 2002 and 2003, the impact of which was partially offset by consolidation effects. The total of €4,210 million in 2003 was primarily attributable to the purchase of the remaining shares of Ruhrgas in the first quarter, while the total of €13,448 million in 2002 reflected the acquisition of Powergen and E.ON’s initial stakes in Ruhrgas. The €713 million in capital expenditures attributable to the segment in 2001 primarily related to investments at Klöckner and the telecommunications activities that were then part of this segment.

      Financial Liabilities. The financial liabilities of E.ON decreased to €21,787 million at year-end 2003 from €24,850 million at year-end 2002. The decrease of €3,063 million or 12.3 percent primarily resulted from the fact that repayments exceeded new drawdowns by €1,970 million, with the net results reflected in reduction in the outstanding amount of bank loans (€1,504 million) and bonds (including bonds issued under MTN programs) (€766 million), the effect of which was partially offset by an increase in outstanding commercial paper (€265 million). The overall decrease also reflected a reduction in euro terms in the value of the Group’s foreign currency-denominated debt due to exchange rate fluctuations amounting to €459 million. Bank loans decreased from €6,552 million at year-end 2002 to €4,917 million at year-end 2003, as a total of €3,024 million in loans were repaid, while €1,520 million were drawn down. €2,001 million (40.7 percent) of the amounts payable under bank loans at year-end 2003 are due after 2008, with €1,283 million (26.1 percent) due in 2004, €365 million (7.4 percent) due in 2005, €621 million (12.6 percent) due in 2006, €422 million (8.6 percent) due in 2007 and €225 million (4.6 percent) due in 2008. Mortgage loans incurred by Viterra account for €1,278 million of the total. For more detailed information on interest rates, maturities, significant covenants, cross-default provisions and E.ON’s compliance therewith, as well as other details of the Group’s financial liabilities, including the credit facilities and Commercial Paper and Medium Term Note programs of E.ON AG and certain of its subsidiaries, see Note 24 of the Notes to Consolidated Financial Statements.

      E.ON follows a centralized financing policy. Most of the financing transactions of E.ON’s divisions have been centralized and netted at the Group level to reduce the Group’s overall debt and interest expense. As a general rule, external financings will be undertaken at the E.ON AG level (or via finance subsidiaries under its guarantee) and on-lent as needed within the Group. In certain limited circumstances, future financings may also take place at the subsidiary level, e.g. for reasons of tax efficiency or regulatory compliance. E.ON’s aim is to maximize its financing efficiency and minimize structural subordination issues that would arise if significant external debt was held at the operating subsidiary level. Over time it is E.ON’s intention to refinance outstanding external subsidiary debt as it falls due with intercompany loans.

      E.ON’s implementation of its centralized financing policy was reflected in the increase of the authorized amount of E.ON AG’s Commercial Paper program to €10 billion in March 2003 and that of its Medium-Term Note program to €20 billion in August 2002. E.ON also established a Syndicated Multi-Currency Revolving Credit Facility in December 2002 that permits borrowings in various currencies in an aggregate amount of up to €15 billion, which was reduced to €12.5 billion in December 2003. This facility replaced existing credit facilities of E.ON, Powergen and Ruhrgas and also provides a general liquidity backstop. For additional information on these programs, including amounts outstanding and available as of year-end 2003, see Note 24 of the Notes to Consolidated Financial Statements.

      In March 2004, E.ON made a cash tender offer to the holders of approximately €1.8 billion in outstanding principal amount of debt issued by Powergen and its subsidiaries. The cash tender offer was made by way of a solicitation of offers to sell and is a further step in the implementation of E.ON’s centralized financing policy. At the conclusion of the offer, a total of approximately €1.2 billion in principal amount of bonds had been tendered, for which E.ON paid a total of approximately €1.3 billion.

      At year-end 2003, Standard & Poor’s Ratings Group (“S&P”) and Moody’s Investors Service (“Moody’s”) rated E.ON’s Commercial Paper program with a short-term rating of “A-1+” and “Prime-1,” respectively. On August 4, 2003, S&P confirmed its “AA-” long-term rating for E.ON’s bonds and changed the outlook from stable to negative. On January 10, 2003, Moody’s lowered its long-term rating for E.ON bonds from “Aa2” to “A1” with a stable outlook. Moody’s left its rating unchanged following its annual review process in 2003. Following the announcement of Powergen’s acquisition of Midlands Electricity in October 2003, both agencies confirmed that their ratings for E.ON remain unchanged. On March 2, 2004, Moody’s placed E.ON’s “A1” long-term rating on review for possible upgrade.

      Expected Investment Activity. In an effort to further optimize the planning process, E.ON reduced the length of its investment planning period from five years to three in 2002. The basis for this decision was E.ON’s belief that the product life cycles are continuously shortening and that conditions in markets and competitive relationships are changing more quickly.

      E.ON has budgeted €13.8 billion for capital investments for the three-year period from 2004 through 2006. The majority of the capital spending (€8.7 billion) is earmarked for fixed assets, including maintaining and expanding E.ON’s power and gas networks, as well as implementing environmental protection measures at power generation facilities. Investments in financial assets are expected to focus primarily on the increase of E.ON’s interests in companies in its target markets in which it already owns a shareholding. The investment plan follows the Group’s reorganization into market units as defined in the strategic review project on.top. See “Item 4. Information on the Company — History and Development of the Company — Group Strategy — On.top.”

      Total investments at the Central Europe market unit are expected to amount to €5.4 billion during the next three years. Of this amount, €4.3 billion is earmarked for fixed assets, primarily power generation and transmission assets. At the Pan-European Gas market unit, investment is expected to total €1.7 billion. Approximately €0.8 billion is planned to be invested in fixed assets, mainly in the gas transmission network, with the remaining €0.9 billion projected for securing gas supply and expanding Thüga’s market position in Italy. Expenditures at the U.K. market unit of €1.7 billion are planned largely for fixed assets, such as power generation and distribution assets. Of the €3.7 billion in investment allocated to the Nordic market unit, approximately €2.6 billion relates to acquisitions of shareholdings, primarily the anticipated exercise of put options by Sydkraft’s minority shareholder. The additional €1.1 billion in planned expenditures are aimed chiefly at the market unit’s power and heat generation and distribution assets. For the U.S. Midwest market unit, E.ON plans capital expenditures of €0.9 billion, primarily to maintain power generation and transmission assets. The remaining expected amount of €0.4 billion is dedicated to other operations, primarily at the Viterra division.

      The Group expects to be able to finance the total volume of budgeted capital investments through cash provided by operating activities and divestment proceeds anticipated during the three-year planning period. E.ON has targeted a marked improvement in its financial position through increases in its operating cash flow. Reaching this target would give the Group considerable financial flexibility to fund further strategic acquisitions not included in the medium-term plan, which could include investments in natural gas production interests in Russia and the North Sea.

      The following material transactions are expected to have a significant impact on E.ON’s cash flows in 2004. In January 2004, E.ON completed the sales of VNG and EWE. Cash inflows from these transactions, as well as from the planned divestment of an additional 3.6 percent interest in Degussa to RAG to complete the second step of that transaction, are expected to total €1.7 billion. The completion of E.ON’s debt tender offer for Powergen bonds, the acquisition of outstanding shares from Graninge shareholders and the acquisition of Midlands Electricity are expected to result in cash outflows of €1.6 billion.

      E.ON expects that cash flow from operations and cash received from disposals will continue to be the primary source of funds for its capital expenditures and working capital requirements in 2004. E.ON believes that its cash flow and available liquid funds and credit lines will be sufficient to meet its anticipated cash needs. In addition, various means of raising share capital are available to E.ON as discussed in “Item 10. Additional Information — Memorandum and Articles of Association — Changes in Capital” and Note 17 of the Notes to Consolidated Financial Statements.

      Fair Value of Derivatives. E.ON has established risk management policies that allow the use of foreign currency, interest rate and commodity derivative instruments and other instruments and agreements to manage its exposure to market, currency, interest rate, commodity price and counterparty risk. E.ON uses derivatives for both trading and non-trading purposes. Proprietary trading is conducted with the goal of improving operating results within defined limits in specified markets. For additional information about E.ON’s trading activities and risk management policies, see “Item 4. Information on the Company — Business Overview — E.ON Energie — German Operations — Trading,” “— E.ON Energie — International Shareholdings,” “— Powergen — Energy Trading” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

      The estimated fair value of commodity contracts used in the Group’s trading activities for the year ended December 31, 2003 is presented below:

FAIR VALUE RECONCILIATION TABLE

(€ in millions)

Fair value of contracts outstanding at the beginning of the period	(481.0)
Change to scope of consolidation	43.6
Contracts realized or otherwise settled during the period	364.2
Fair value of new contracts entered into during the period	98.2
Changes in fair values attributable to changes in valuation techniques and assumptions	(6.1)
Other changes in fair values	83.1

Fair value of contracts outstanding at the end of the period	102.0

      For information regarding market factors impacting the fair values of contracts, see “Item 4. Information on the Company — Business Overview — E.ON Energie — German Operations — Trading,” “— E.ON Energie — International Shareholdings,” “— Powergen — Energy Trading” and Notes 28 and 29 of the Notes to Consolidated Financial Statements.

      E.ON estimated the gross mark-to-market value of its commodity contracts as of December 31, 2003 using quoted market values where available and other valuation techniques where market data is not available. In such instances, E.ON uses alternative pricing methodologies, including, but not limited to, weighted average probability models, spot prices adjusted for forward premiums/ discounts and option pricing models. Fair value contemplates the effects of credit risk, liquidity risk and time value of money on gross mark-to-market positions.

      The following table shows the sources of prices used to calculate the fair value of commodity contracts at December 31, 2003. In many cases these prices are fed into option models that calculate a gross mark-to-market value from which fair value is derived after considering reserves for liquidity, credit, time value and model confidence.

SOURCE OF FAIR VALUE TABLE

	Fair Value of Contracts at Period-End

	Maturity			Maturity in
	less than	Maturity	Maturity	excess of	Total Fair
Source of Fair Value	1 year	1-3 years	4-5 years	5 years	Value

	(€ in millions)
Prices actively quoted	90.5	7.5	(1.2)	0.0	96.8
Prices provided by other external sources	(1.6)	0.0	0.0	0.0	(1.6)
Prices based on models and other valuation methods	(67.6)	(15.2)	31.1	58.5	6.8

      The amounts disclosed above are not indicative of likely future cash flows, as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and E.ON’s risk management portfolio needs and strategies.

RESEARCH AND DEVELOPMENT

      In 2003, E.ON spent approximately €69 million on R&D, compared with €380 million in 2002 and €510 million in 2001. In 2003, 2002 and 2001, E.ON’s R&D expenditures as a percentage of sales were 0.1 percent, 1.0 percent, and 1.4 percent, respectively. The sharp decline in 2003 reflects the deconsolidation of Degussa, which had been responsible for the large majority of these expenses. E.ON does not anticipate any significant changes in its R&D expenditures in the near term. The 2003 expenditures were primarily attributable to Ruhrgas, where about 437 of E.ON’s 852 R&D employees are employed. See “Item 4. Information on the Company — Business Overview — Ruhrgas — Research and Development.”

TREND INFORMATION

      For information on the principal trends and uncertainties affecting the Company’s results of operations and financial condition, see “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company — Operating Environment,” “— Business Overview — E.ON Energie,” “— Ruhrgas” and “— Powergen” and “Item 5. Operating and Financial Review and Prospects — Results of Operations” and “— Liquidity and Capital Resources.”

OFF-BALANCE SHEET ARRANGEMENTS

      E.ON uses certain off-balance sheet arrangements in the ordinary course of business, including financial guarantees, lines of credit, indemnification agreements and other guarantees. E.ON’s arrangements in each of these categories are described in more detail below. For additional information, see Note 25 of the Notes to the Consolidated Financial Statements.

      Financial Guarantees. E.ON’s financial guarantees require the guarantor to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability, or the equity of the guaranteed party. These guarantees include arrangements that characterized as direct and indirect obligations under FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Direct obligations are those that give the party receiving the guarantee a direct claim against E.ON; indirect obligations are those under which E.ON has agreed to provide the funds necessary for another party to satisfy an obligation, such as pursuant to a keepwell arrangement.

      The Company’s financial guarantees as of December 31, 2003 included certain direct obligations relating to E.ON’s generation of electricity from nuclear power plants in Germany and Sweden, primarily those arising from solidarity agreements in connection with the requirement that German nuclear power plant operators provide nuclear accident liability coverage of up to €2.5 billion per accident. These obligations are described in more detail in “Item 4. Information on the Company — Business Overview — E.ON Energie — Environmental Matters” and Note 25 of the Notes to Consolidated Financial Statements. E.ON’s direct obligations also include direct financial guarantees issued in favor of the creditors of related parties and third parties. The Company’s obligations under these direct financial guarantees with specified terms extend as far as 2029, and the maximum undiscounted amounts potentially payable in the future under these direct guarantees totaled €525 million at December 31, 2003, compared with €866 million at year-end 2002. Of these amounts, €310 million and €573 million, respectively, involved guarantees issued on behalf of related parties (including financing arrangements for the Interconnector undersea gas pipeline). E.ON’s indirect financial guarantees primarily include obligations in connection with cross-border leasing transactions entered into by E.ON Benelux and obligations to provide financial support, primarily to related parties. E.ON’s obligations under indirect financial guarantees with specified terms extend as far as 2023. The maximum undiscounted amounts potentially payable in the future under these indirect guarantees totaled €663 million at year-end 2003, compared with €753 million at December 31, 2002. Of these amounts, €353 million and €218 million, respectively, involved guarantees issued on behalf of related parties (including financing arrangements for ONE, formerly Connect Austria). As of December 31, 2003 and 2002, the Company had recorded provisions in accordance with U.S. GAAP of €95 million and €50 million, respectively, with respect to its obligations under all of these non-nuclear financial guarantees.

      Indemnification Agreements. A number of the agreements governing E.ON’s divestiture of former subsidiaries and operations include indemnification clauses (Freistellungen) and other guarantees, certain of which are required by applicable local law. These arrangements generally comprise customary guarantees relating to the accuracy of representations and warranties, as well as indemnification provisions relating to contingent future environmental and tax liabilities. The Company’s obligations under these arrangements with specified terms extend as far as 2041. The maximum undiscounted amounts potentially payable under these agreements was €5,693 million as of December 31, 2003, as compared with €5,663 million at year-end 2002. In a number of cases, it is not possible to reliably estimate a maximum obligation because there is no maximum liability specified in the contract. A number of the contracts also require the buyer to either share costs or cover a certain amount of costs before the Company is required to make any payments. Certain of E.ON’s obligations under these arrangements are also covered by insurance and/or provisions established at the relevant divested companies. As of December 31, 2003 and 2002, the Company had recorded provisions in accordance with U.S. GAAP of €103 million and €287 million, respectively, with respect to all indemnities and other guarantees included in the relevant agreements. Indemnification agreements entered into by companies that were later sold by E.ON AG (or VEBA AG and VIAG AG before their merger) have generally been assumed by the buyers of the relevant businesses in the final sales contracts, and are therefore no longer obligations of E.ON.

      Other Guarantees. E.ON’s obligations under “other guarantees” primarily include those relating to market value guarantees and warranties (including those provided on behalf of related parties), as well as those arising from purchase agreements under which E.ON is obligated to pay additional consideration upon the occurrence of certain contingencies. These warranty obligations primarily relate to E.ON Energie’s business and Viterra’s real estate operations, while those for market value guarantees primarily arise from assurances as to the future value of securities pledged in connection with cross-border leasing transactions. As of December 31, 2003, the maximum potential undiscounted future payments potentially payable in respect of these warranties and market value guarantees amounted to €69 million, with those relating to contingent purchase consideration amounting to €36 million. As of December 31, 2003, E.ON had also recorded provisions in accordance with U.S. GAAP in the amount of €30 million in respect of its own product warranties. At December 31, 2002, the warranty provision had totaled €72 million; the reduction in 2003 is primarily attributable to the deconsolidation of Degussa.

      Variable Interest Entities. The Company holds variable interests in various Variable Interest Entities (“VIEs”), which are not significant either individually or in the aggregate. As a result of the first-time application of FIN 46, two jointly managed electricity generation companies, two real estate leasing companies and two companies managing investments were fully consolidated in the Consolidated Financial Statements effective July 1, 2003. Another VIE for the management and disposal of real estate has been fully consolidated since the underlying contractual relationship became effective in 2003. As of December 31, 2003, these companies have total assets and liabilities of approximately €1,564 million and recorded a loss for 2003 of €25 million before consolidation. At December 31, 2003, €113.0 million in fixed assets of these entities served as collateral for financial leasing and bank credits. There are no substantial limitations on the recourse of creditors of the consolidated VIEs to the assets of the consolidating companies. The effect of the adoption of FIN 46 is accounted for in the statement of income as a cumulative effect of changes in accounting principles and resulted in a charge of €50 million in 2003.

      In addition, E.ON has had contractual relationships with one leasing company in the energy sector since July 1, 2000. The Company is not the primary beneficiary of this VIE, but this entity had total assets of €148.0 million as of December 31, 2003, and recorded income before consolidation of €27.0 million in 2003. E.ON has calculated that its maximum risk related to the association with this VIE is €21.0 million and considers it unlikely that these losses will be realized.

CONTRACTUAL OBLIGATIONS

      The following table summarizes E.ON’s contractual obligations as of December 31, 2003 and the related amounts falling due in each of the periods presented:

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

	(€ in millions)
Financial Liabilities	22,150	7,266	2,024	1,322	11,538
Capital Lease Obligations	192	31	64	66	31
Operating Leases	1,254	115	188	162	789
Purchase Obligations	103,755	5,794	20,570	18,817	58,574
Asset Retirement Obligations	9,009	165	264	252	8,328
Other Long-Term Obligations	4,838	696	355	3,636	151

Total Contractual Obligations	141,198	14,067	23,465	24,255	79,411

      As of December 31, 2003, the majority of the Company’s contractual obligations arose under long-term purchase contracts in its core energy business, primarily natural gas and electricity. For additional details on E.ON’s financial liabilities and lease obligations, see Notes 24 and 25 of the Notes to Consolidated Financial Statements.

      Purchase Obligations. E.ON’s purchase obligations primarily relate to the procurement of gas (€94 billion) and electricity (€5 billion). Ruhrgas purchases nearly all of its natural gas under long-term supply contracts with international and German gas producers. For more detailed information, see “Item 4. Information on the Company — Business Overview — Ruhrgas.” As is standard in the industry, the price Ruhrgas pays for gas under these contracts is calculated on the basis of complex formulas incorporating variables based upon current market prices for fuel oil, gas oil, coal and/or other competing fuels, with prices being automatically re-calculated periodically. The contracts also generally provide for formal revisions and adjustments of the price and other business terms to reflect changes in the market environment (in many cases expressly including changes in the retail market for natural gas and competing fuels), generally providing that such revisions may only be made once every few years unless the parties agree otherwise. Claims for revision are subject to binding arbitration in the event the parties cannot agree on the necessary adjustments. The contracts also require Ruhrgas to pay for specified minimum quantities of gas even if it does not take delivery of such quantities, a standard gas industry practice known as “take or pay”. Certain of the Company’s other energy businesses also procure gas under similar arrangements. E.ON calculates the financial obligations arising from these contracts using the same principles that govern its internal budgeting process, as well as taking into account the specific take-or-pay obligations in the individual contracts.

      Contractual obligations for the purchase of electricity primarily arise in connection with E.ON Energie’s interest in jointly operated power plants. The price E.ON pays for electricity generated by these jointly operated power plants is determined on the basis of production cost plus a profit margin that is generally calculated on the basis of an agreed return on capital.

      E.ON Energie has also entered into long-term purchase obligations in connection with its obligations for the reprocessing and storage of spent nuclear fuel elements, with the relevant prices being based on prevailing market conditions. For additional details on these obligations, see “Item 4. Information on the Company — Business Overview — E.ON Energie — German Operations — Power Generation.”

      Asset Retirement Obligations. In accordance with SFAS 143, E.ON’s asset retirement obligations are reported at the fair value of both legal and contractual obligations. These obligations primarily relate to retirement costs for decommissioning of nuclear power plants in Germany and Sweden, environmental remediation related to non-nuclear power plants, including removal of electricity transmission and distribution equipment, environmental remediation at gas storage and opencast mining facilities and the decommissioning of oil and gas field infrastructure. For additional details on E.ON’s asset retirement obligations, see Note 23 of the Notes to the Consolidated Financial Statements.

      Other Contractual Obligations. E.ON’s other contractual obligations consist primarily of obligations arising out of mandatory tender offers and option agreements that would require the Company to purchase shares from third parties.

      Tender offer related obligations include those arising out of outstanding mandatory offers made to minority shareholders of E.ON Bayern and CONTIGAS and payments due to the remaining minority shareholders of E.ON Bayern and Thüga as a result of statutory squeeze-out transactions. As of December 31, 2003, such obligations totaled €332 million. In addition, E.ON Energie is a party to put option agreements related to certain of its acquisitions, including one that allows the minority shareholder in Sydkraft to sell its remaining stake in that company to E.ON Energie at any time through 2007 at an agreed price, and others that allow minority shareholders in other companies controlled by E.ON Energie to exercise similar rights. As of December 31, 2003, the total amount of such obligations was approximately €3.2 billion. Viterra has entered into a similar arrangement with the other shareholders of Deutschbau, which would allow these shareholders to sell all or part of their stakes in Deutschbau to Viterra at an agreed price beginning on September 30, 2007, with exercise being subject to certain conditions. Viterra has a call option on the entire minority stake that is subject to different conditions. The amount payable for the minority shareholders’ entire stake under the put option is €409 million, subject to possible adjustments.

      For more information with regards to E.ON’s contractual obligations, see Notes 24 and 25 of the Notes to Consolidated Financial Statements.

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

      In carrying out their duties, the individual Board members must exercise the standard of care of a diligent and prudent businessperson. In complying with such standard of care, the Boards must take into account a broad range of considerations including the interests of E.ON and its shareholders, employees and creditors. In addition, the members of the Board of Management are personally liable for certain violations of the Stock Corporation Act by the Company. For information on differences between E.ON’s corporate governance standards and those applicable to U.S. companies listed on the NYSE, see “Item 10. Additional Information — Memorandum and Articles of Association — Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”).”

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

      Because all members of the Supervisory Board are elected at the same time, their terms expire simultaneously. The term of a substitute member of the Supervisory Board elected or appointed by a court to fill a vacancy ends at the time when the term of the original member would have ended. The incumbent members of E.ON’s Supervisory Board, their respective ages and their principal occupation and experience, each as of December 31, 2003, as well as the year in which they were first elected to the Supervisory Board are as follows:

			Year First
Name and Position Held	Age	Principal Occupation	Elected

Ulrich Hartmann(1) Chairman of the Supervisory Board	65	Retired Co-Chief Executive Officer of E.ON AG; formerly Chairman of the Board of Management and Chief Executive Officer of VEBA AG	2003

		Supervisory Board Memberships/Directorships:

		Deutsche Bank AG, Deutsche Lufthansa AG, Hochtief AG, IKB Deutsche Industriebank AG (Chairman), Münchener Rückversicherungs-Gesellschaft AG (Chairman), Arcelor(2), Henkel KGaA(2)

Hubertus Schmoldt(3) Deputy Chairman of the Supervisory Board	58	Chairman of the Board of Management of Industriegewerkschaft Bergbau, Chemie, Energie	1996

		Supervisory Board Memberships/ Directorships:

		Bayer AG, BHW AG, DOW Olefinverbund GmbH, Deutsche BP AG

Günter Adam(3) Member of the Supervisory Board	45	Foreman, Degussa AG	2002
		Supervisory Board Memberships/Directorships:

		Degussa AG

			Year First
Name and Position Held	Age	Principal Occupation	Elected

Dr. Karl-Hermann Baumann(1) Member of the Supervisory Board	68	Chairman of the Supervisory Board of Siemens AG; formerly member of the Board of Management of Siemens AG	2000

		Supervisory Board Memberships/Directorships:

		Deutsche Bank AG, Linde AG, Schering AG, ThyssenKrupp AG, Wilhelm von Finck AG

Ralf Blauth(1)(3) Member of the Supervisory Board	52	Industrial clerk, Degussa AG	1996
		Supervisory Board Memberships/Directorships:

		Degussa AG

Dr. Rolf-E. Breuer Member of the Supervisory Board	66	Chairman of the Supervisory Board of Deutsche Bank AG; formerly Spokesman of the Board of Management of Deutsche Bank AG	1997

		Supervisory Board Memberships/Directorships:

		Bertelsmann AG, Deutsche Börse AG (Chairman), Compagnie de Saint-Gobain S.A.(2), Landwirtschaftliche Rentenbank(2), Kreditanstalt für Wiederaufbau(2)

Dr. Gerhard Cromme Member of the Supervisory Board	60	Chairman of the Supervisory Board of ThyssenKrupp AG	1993

		Supervisory Board Memberships/Directorships:

		Allianz AG, Axel Springer Verlag AG, Deutsche Lufthansa AG, Ruhrgas AG, Siemens AG, Volkswagen AG, Suez S.A.(2), BNP Paribas S.A.(2)

Wolf-Rüdiger Hinrichsen(3) Member of the Supervisory Board	48	Head of the Economic Affairs Department of E.ON AG	1998

Ulrich Hocker Member of the Supervisory Board	53	General Manager of the German Investor Protection Association	1998

		Supervisory Board Memberships/Directorships:

		CBB Holding AG, Feri Finance AG, Gildemeister AG, Karstadt Quelle AG, ThyssenKrupp Steel AG, Gartmore Capital Strategy Fonds(2), Phoenix Mecano AG(2) (Chairman)

Eva Kirchhof(3) Member of the Supervisory Board	46	Diploma-Physicist, Degussa AG	2002
		Supervisory Board Memberships/Directorships:

		Wohnungsgesellschaft Hüls mbH(2)

Seppel Kraus(3) Member of the Supervisory Board	50	Secretary of Labor Union	2003
		Supervisory Board Memberships/Directorships:

		Wacker-Chemie GmbH, UPM-Kymmene Beteiligungs GmbH

Prof. Dr. Ulrich Lehner Member of the Supervisory Board	57	President and Chief Executive Officer, Henkel Group	2003
		Supervisory Board Memberships/Directorships:

		Dresdner Bank Luxembourg S.A.(2), Ecolab Inc.(2), Novartis AG(2)

			Year First
Name and Position Held	Age	Principal Occupation	Elected

Dr. Klaus Liesen Member of the Supervisory Board	72	Honorary Chairman of the Supervisory Board of Ruhrgas AG; formerly Chairman of the Supervisory Board of Ruhrgas AG	1991

		Supervisory Board Memberships/Directorships:

		TUI AG, Volkswagen AG

Peter Obramski(3) Member of the Supervisory Board	44	Secretary of Labor Union	2003
		Supervisory Board Memberships/Directorships:

		E.ON Energie AG, E.ON Engineering GmbH, E.ON Kraftwerke GmbH

Ulrich Otte(3) Member of the Supervisory Board	54	Systems engineer, E.ON Energie AG	2001
		Supervisory Board Memberships/Directorships:

		E.ON Energie AG, E.ON Kraftwerke GmbH

Klaus-Dieter Raschke(1)(3) Member of the Supervisory Board	50	Tax assistant, E.ON Kernkraft GmbH	2002
		Supervisory Board Memberships/Directorships:

		E.ON Energie AG, E.ON Kernkraft GmbH

Dr. Henning Schulte-Noelle Member of the Supervisory Board	61	Chairman of the Supervisory Board of Allianz AG; formerly Chairman of the Board of Management of Allianz AG	1993

		Supervisory Board Memberships/Directorships:

		Siemens AG, ThyssenKrupp AG

Prof. Dr. Wilhelm Simson Member of the Supervisory Board	65	Retired Co-Chief Executive Officer of E.ON AG; formerly Chairman of the Board of Management and Chief Executive Officer of VIAG AG	2003

		Supervisory Board Memberships/Directorships:

		Bayerische Hypo- und Vereinsbank AG, Degussa AG (until December 31, 2003), Frankfurter Allgemeine Zeitung GmbH, Jungbunzlauer Holding AG(2)

Gerhard Skupke(3) Member of the Supervisory Board	54	Gas technician, E.DIS Aktiengesellschaft	2003
		Supervisory Board Memberships/Directorships:

		E.DIS Aktiengesellschaft

Dr. Georg Freiherr von Waldenfels Member of the Supervisory Board	59	Former Minister of Finance of the State of Bavaria; Attorney	2003

		Supervisory Board Memberships/Directorships:

		Deutscher Tennis Bund Holding GmbH (Chairman), Georgsmarienhütte Holding GmbH, Messe München GmbH

(1)	Member of E.ON AG’s Audit Committee. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance.”

(2)	Membership in comparable domestic or foreign supervisory body of a commercial enterprise.

(3)	Elected by the employees.

      The current members of the Supervisory Board are subject to reelection in 2008.

BOARD OF MANAGEMENT (VORSTAND)

      As of December 31, 2003, the Board of Management of E.ON consisted of five members (the total number is determined by the Supervisory Board) who are appointed by the Supervisory Board in accordance with the Stock Corporation Act.

      Pursuant to E.ON’s Articles of Association, any two members of the Board of Management, or one member of the Board of Management and the holder of a special power of attorney (Prokura), may bind E.ON. According to E.ON’s Articles of Association, Prokura is granted by the Board of Management.

      The Board of Management must report regularly to the Supervisory Board, in particular on proposed business policy and strategy, on profitability, on the current business of E.ON and on business transactions that may affect the profitability or liquidity of E.ON, as well as on any exceptional matters which may arise from time to time. The Supervisory Board is also entitled to request special reports at any time. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association.”

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

      The members of the Board of Management, their respective ages and their positions and experience, each as of December 31, 2003, as well as the year in which they were first appointed to the Board and the years in which their terms expire, respectively, are as follows:

			Year First	Year Current
Name and Title	Age	Business Activities and Experience	Appointed	Term Expires

Dr. Wulf-H. Bernotat(1) Chairman of the Board of Management	55	Chief Executive Officer; Corporate Communications, Corporate and Public Affairs, Investor Relations, Supervisory Board Relations, Strategy, Executive Development, Audit; formerly Chairman of the Board of Management of Stinnes AG	2003	2008

		Supervisory Board Memberships/ Directorships:

		E.ON Energie AG(2) (Chairman), Ruhrgas AG(2) (Chairman), Allianz AG, Metro AG, RAG Aktiengesellschaft (Chairman), Powergen Limited(3) (Chairman)

Dr. Burckhard Bergmann(4) Member of the Board of Management	60	Upstream Business; Chairman of the Board of Management and Chief Executive Officer of Ruhrgas AG	2003	2005

		Supervisory Board Memberships/ Directorships:

		Ruhrgas Energie Beteiligungs-AG(2) (Chairman), Thüga AG(2), Allianz Lebensversicherungs-AG, VNG — Verbundnetz Gas AG (Chairman), Jaeger Akustik GmbH & Co.(3) (Chairman), METHA Methanhandel GmbH(2)(3) (Chairman), Mitteleuropäische Gasleitungsgesellschaft mbH (MEGAL)(2)(3) (Chairman), OAO Gazprom(3), Ruhrgas E & P GmbH(2)(3) (Chairman), Ruhrgas Industries GmbH(2)(3) (Chairman), Trans Europe Naturgas Pipeline GmbH(2)(3) (Chairman), ZAO Gerosgaz(2)(3) (Chairman; in alternation with a representative of the foreign partner)

			Year First	Year Current
Name and Title	Age	Business Activities and Experience	Appointed	Term Expires

Dr. Hans Michael Gaul Member of the Board of Management	61	Controlling/ Corporate Planning, M&A, Legal Affairs; formerly Member of the Board of Management of VEBA AG	1990	2006

		Supervisory Board Memberships/ Directorships:

		Degussa AG(2), E.ON Energie AG(2), Ruhrgas AG(2), Viterra AG(2) (Chairman), Allianz Versicherungs-AG, DKV AG, RAG Aktiengesellschaft, STEAG AG, Volkswagen AG, LG&E Energy LLC(3)(5)

Dr. Manfred Krüper Member of the Board of Management	62	Labor Relations, Personnel, Infrastructure and Services, Procurement, Organization; formerly Member of the Board of Management of VEBA AG	1996	2005

		Supervisory Board Memberships/ Directorships:

		E.ON Energie AG(2), Viterra AG(2), equitrust Aktiengesellschaft (Chairman), RAG Aktiengesellschaft, RAG Immobilien AG, Victoria Versicherung AG, Victoria Lebensversicherung AG, E.ON North America, Inc.(3)(5) (Chairman)

Dr. Erhard Schipporeit Member of the Board of Management	54	Chief Financial Officer; Finance, Accounting, Taxes, IT; formerly Member of the Board of Management of VIAG AG (appointed in 1997)	2000	2005

		Supervisory Board Memberships/ Directorships:

		Ruhrgas AG(2), Degussa AG(2), Commerzbank AG, Talanx AG, E.ON Risk Consulting GmbH(3)(5) (Chairman), HDI V.a.G.(3)

(1)	As of May 1, 2003, Dr. Bernotat replaced Ulrich Hartmann and Prof. Dr. Wilhelm Simson, former Co-Chief Executive Officers, who have joined the Company’s Supervisory Board.

(2)	Group mandate.

(3)	Membership in comparable domestic or foreign supervisory body of a commercial enterprise.

(4)	Since March 5, 2003.

(5)	Other Group mandate (membership in comparable domestic or foreign supervisory body of a commercial enterprise).

      In its meeting on December 11, 2003, the Supervisory Board additionally appointed Dr. Johannes Teyssen (age: 44) as a member of the Board of Management with effect as of January 1, 2004. Dr. Teyssen is responsible for the downstream business. He is also Chief Executive Officer of E.ON Energie AG. Dr. Teyssen’s Supervisory Board memberships/ directorships or comparable appointments as of December 31, 2003 were: Avacon AG (Chairman), E.ON Bayern AG (Chairman), E.ON Hanse AG (Chairman), E.ON Sales & Trading GmbH, Thüga AG (Chairman), EWE Aktiengesellschaft, E.ON Hungária Energetikai Részevénytársaság (Chairman) and Sydkraft AB (Chairman).

      The members of the Supervisory Board and Board of Management hold, in aggregate, less than one percent of E.ON’s outstanding Ordinary Shares.

COMPENSATION

      Provided that E.ON’s shareholders approve the proposed dividend at the Annual Shareholders Meeting on April 28, 2004, total remuneration to members of the Supervisory Board for 2003 will be €3.1 million. Of this total, €0.6 million consists of fixed compensation (including compensation for duties performed at subsidiaries and attendance fees) and €2.5 million of variable compensation.

      Pursuant to E.ON AG’s Articles of Association, members of the Supervisory Board receive an annual fixed fee of €10,000 and are reimbursed each fiscal year for their meeting-related expenses, including reimbursement for the value added tax on their remuneration. Members of the Supervisory Board also receive an annual variable fee of €1,250 for each percentage point by which the dividend paid to shareholders exceeds 4 percent of the Company’s capital stock. The Chairman of the Supervisory Board receives three times the above-mentioned fees, the Deputy Chairman and every chairman of a Supervisory Board committee receive double the above-mentioned fees, and each member of a Supervisory Board committee receives one-and-a-half times the above-mentioned fees. In addition, members of the Supervisory Board receive an attendance fee of €1,000 per day for meetings of the Supervisory Board or one of its committees. For information about the Supervisory Board committees, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance — The Supervisory Board Committees.”

      Members of the Supervisory Board who serve less than the entire financial year owing to a change in the Board’s composition receive the above-mentioned fees on a proportionate basis. There were no loans to members of the Supervisory Board in the 2003 financial year.

      In accordance with the recommendations of the German Corporate Governance Code, the compensation of members of the Board of Management has both fixed and variable components. The Company believes that all of these components, individually and in the aggregate, are fair and reasonable. The amount of compensation paid to a Board of Management member is based on a number of criteria, in particular his or her areas of responsibility, his or her personal performance and the performance of the Board of Management as a whole, as well as the Company’s financial condition, profitability and outlook compared with its peers. Currently, the compensation of the Board of Management has the following three components:

•	fixed annual compensation;

•	an annual bonus, the amount of which is based on the achievement of company-based and personal performance targets; and

•	stock appreciation rights (“SARs”)

      Fixed compensation is paid on a monthly basis and reviewed on a regular basis to determine whether it conforms with industry practice and is fair and reasonable.

      The target amount of the annual bonus is set during an annual review process. 80 percent of the target bonus consists of company-based performance targets and 20 percent consists of personal performance targets. The company-based performance targets reflect, in equal shares, operating performance (as measured by adjusted EBIT) and return-on-capital performance. Individual targets relate to members’ areas of responsibility, functions and projects. If a Board of Management member meets 100 percent of his or her performance targets, the member receives the contractually stipulated target bonus. The maximum possible bonus that could be achieved is 200 percent of the target bonus.

      The fixed annual compensation and the annual bonus also compensate Board of Management members for services performed for E.ON Group companies.

      In addition, E.ON AG has conducted a SAR program since 1999. The program is designed to compensate Board of Management members and other key executives for their contributions to increasing shareholder value as well as to promote E.ON’s long-term corporate growth. This variable compensation program, which combines incentives for long-term growth with a risk component, serves to align the interests of management and stockholders. The SAR program contains demanding performance targets and comparative parameters. Under the terms of the SAR program, these performance targets and comparative parameters are not subject to subsequent alteration. In addition, from 2004 SARs granted under this program will have a cap to limit the effect of extraordinary, unanticipated market movements. See also “— Stock Incentive Plans” below and Note 9 of the Notes to Consolidated Financial Statements.

      The SAR program and the bonus system have a risk component and consequently are not guaranteed compensation.

      Total remuneration to members of the Board of Management was €17.4 million in 2003. Of this total, €5.0 million consisted of fixed compensation, including compensation for duties performed at subsidiaries as well as monetary benefits and other compensation. Variable compensation of €12.4 million consisted of the regular annual bonuses paid for 2003 and of one-time performance-related payments that were made to certain members of the Board of Management upon resolution of the Supervisory Board. No SARs were exercised by the Board of Management in 2003. The SAR plan is described in Note 9 of the Notes to Consolidated Financial Statements.

      In early 2003, members of the Board of Management received 461,511 SARs. These SARs were part of the fifth tranche of the SAR plan. On the balance sheet date, the SARs of the fifth and the second tranches had a hypothetical exercise value of €9.63 and €3.39, respectively. The SARs of the third and the fourth tranches had a hypothetical exercise value of zero, because the E.ON share price ended the year markedly below the strike prices of the respective tranches.

      Total payments to retired members of the Board of Management and their beneficiaries were €5.4 million in 2003. Provisions of €83.6 million have been provided for the pension obligations to retired members of the Board of Management and their beneficiaries. There were no loans to members of the Board of Management in the 2003 financial year.

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

EMPLOYEES

      As of December 31, 2003, E.ON had 66,549 employees. This decrease of 34.3 percent from year-end 2002 is mainly due to the deconsolidation of Degussa, partially offset by the addition of Ruhrgas. Of the total number of employees, 55.7 percent were based in Germany. The 66,549 employees at year-end 2003 do not include apprentices and managing directors or board members. In addition, E.ON employed 2,528 apprentices with limited contracts in Germany at year-end 2003. The following table sets forth information about the number of employees of E.ON as of December 31, 2003, 2002 and 2001:

	Employees at			Employees at			Employees at
	December 31, 2003			December 31, 2002			December 31, 2001

	Total	Germany	Foreign	Total	Germany	Foreign	Total	Germany	Foreign

E.ON Energie	43,853	29,712	14,141	41,823	30,700	11,123	36,134	27,405	8,729
Ruhrgas	10,150	5,087	5,063	—	—	—	—	—	—
Powergen	10,062	—	10,062	11,017	—	11,017	—	—	—
Other/consolidation	597	390	207	558	370	188	2,210	371	1,839

Core Energy Business	64,662	35,189	29,473	53,398	31,070	22,328	38,344	27,776	10,568
Viterra	1,887	1,861	26	2,471	2,448	23	1,744	1,715	29
Degussa	—	—	—	45,467	26,195	19,272	46,685	27,290	19,395

Other Activities	1,887	1,861	26	47,938	28,643	19,295	48,429	29,005	19,424
Total	66,549	37,050	29,499	101,336	59,713	41,623	86,773	56,781	29,992

      Personnel expenses totaled €4.9 billion in 2003 compared with €6.4 billion in 2002. This decrease of 23.4 percent primarily reflected the deconsolidation of Degussa as of January 31, 2003, which was partially offset by the first-time inclusion of Ruhrgas from February 1, 2003 and the inclusion of Powergen for a full year.

      Many of the Group’s employees are members of labor unions. Almost all of the union members in Germany belong to the national chemicals/ mining/energy and the united services unions. None of E.ON’s facilities in Germany is operated on a “closed shop” basis. In Germany, employment agreements for blue collar workers and for white collar employees below management level are generally collectively negotiated between the regional association of the companies within a particular industry and the respective unions. In addition, under German law, works councils comprised of both blue collar and white collar employees participate in determining company policy with regard to certain compensation matters, work hours and hiring policy.

      Powergen U.K.’s organizational structure comprises a number of businesses which are supported by a common services business and central functional teams that provide finance, legal and human resources services. Powergen U.K. has in place a company level framework for collective bargaining that has been jointly agreed with the five recognized trade unions. This framework provides for arrangements for negotiation and consultation at the company level and the business unit level. At the company level, a range of common standards is negotiated with the trade unions for company-wide application. At the business unit level, detailed negotiation of pay and other business-specific terms and conditions is negotiated by business level employee forums. These forums consist of representatives from management, trade unions and employees and fulfill a consultative as well as a negotiating role. Since privatization, Powergen U.K. believes it has maintained constructive relationships with its recognized unions.

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

      Pursuant to EU requirements, E.ON also established a European works council in 1996 that is responsible for cross-border issues. The Company believes that it has satisfactory relations with its works councils and unions and therefore anticipates reaching new agreements with its labor unions on satisfactory terms as the existing agreements expire. There can be no assurance, however, that new agreements will be reached without a work stoppage or strike or on terms satisfactory to the Company. A prolonged work stoppage or strike at any of its major facilities could have a material adverse effect on the Company’s results of operations. The Group has not experienced any material strikes during the last ten years.

      Since 1984, E.ON has had an employee share purchase program under which employees may purchase shares at a discount to the extent provided under German tax laws (according to Section 19a of the German Income Tax Law, in 2003 employees were eligible for a total discount per employee of €154). In 2003, 14,174 employees purchased 196,920 Ordinary Shares under this program.

      Since 2003, Powergen operates an Inland Revenue-approved share incentive plan that allows employees to buy shares in E.ON AG out of their pre-tax salary (“partnership shares”) and receive additional shares for every partnership share purchased (“matching shares”). In 2003, 2,775 Powergen employees participated in the plan, purchasing 68,291 partnership shares and receiving approximately 84,000 matching shares under the plan.

STOCK INCENTIVE PLANS

      Since 1999, E.ON AG has run a SAR plan for key executives of the Group. The purpose of this plan is to focus key executives on long-term corporate growth. The SAR plan is based on the performance of E.ON AG’s Ordinary Shares. E.ON AG granted approximately 2.5 million SARs to 343 top-level executives worldwide in 2003, including members of the Board of Management, as part of their compensation. See also “— Compensation” above.

      For more information about this plan, see Note 9 of the Notes to Consolidated Financial Statements.

Item 7.     Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

      As of December 31, 2003, E.ON had an aggregate number of 656,026,401 Ordinary Shares with no par value outstanding. Under the Articles of Association, each Ordinary Share represents one vote.

      Based on information available to E.ON, including filings with the SEC, there were no shareholders who beneficially owned more than 5 percent of the Ordinary Shares as of December 31, 2003. In August 2003, Allianz AG informed E.ON that it had reduced its shareholding in E.ON AG to 4.2 percent. The following table summarizes Allianz AG’s holdings of Ordinary Shares as of the dates indicated. None of these Ordinary Shares possess any special voting rights.

	As of December 31,

	2003		2002		2001

	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class

Allianz AG	25,102,365	3.6	44,850,517	6.5	61,807,102	8.9

      Holders of voting securities of listed German corporations (including E.ON) whose shareholding reaches, passes or falls below certain thresholds are subject to certain notification requirements under German law. These thresholds are 5, 10, 25, 50 and 75 percent of a company’s voting rights. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association — Disclosure of Shareholdings” and Note 17 of the Notes to Consolidated Financial Statements.

      In addition, as of December 31, 2003 E.ON directly and indirectly held a total of 35,973,599 of its own Ordinary Shares in treasury stock, representing 5.2 percent of its share capital. E.ON cannot vote these shares. For more information, see Note 17 of the Notes to Consolidated Financial Statements.

      Although E.ON is unable to determine the exact number of its Ordinary Shares held in the United States, it believes that as of December 31, 2003, approximately 15.5 percent of its outstanding share capital was held in the United States, and approximately 2.3 percent was held in the form of ADSs. For more information, see “Item 9. The Offer and Listing — General.”

RELATED PARTY TRANSACTIONS

      In the ordinary course of its business, E.ON enters into transactions with numerous businesses, including firms in which the Group holds ownership interests and those with which some of E.ON’s Supervisory Board members hold positions of significant responsibility.

      Allianz AG was a major shareholder of E.ON in 2002 and prior years. Allianz AG provides the Group with insurance coverage in the ordinary course of business for which it was paid reasonable and customary fees. E.ON also has ongoing banking relations with Deutsche Bank AG, previously a major shareholder, in the ordinary course of business.

      E.ON directly and indirectly holds a 39.2 percent interest in RAG. In January 2002, E.ON and its wholly owned subsidiary E.ON Energie sold their respective 6.5 percent interests in STEAG, a German independent power producer, to RAG. Proceeds received for this 13 percent shareholding totaled approximately €288 million and E.ON realized a gain of €173 million after elimination of intercompany profit. In February 2003, E.ON sold 37.2 million of its shares in Degussa (approximately 18 percent of Degussa’s outstanding shares) to RAG for €1.4 billion and has an agreement to sell additional shares to RAG in the future. Subsequent to this transaction, both E.ON and RAG hold a 46.5 percent interest in Degussa. E.ON has also agreed to purchase the underlying shares from the lenders who provided RAG’s third-party debt financing of the acquisition under certain events of default by RAG. For more information on these transactions, see “Item 4. Information on the Company — History and Development of the Company — Ruhrgas Acquisition”, “Item 5. Operating and Financial Review and Prospects — Overview” and “ — Acquisitions and Dispositions.”

      From time to time E.ON may make loans to companies in which the Group holds ownership interests. At year-end 2003, E.ON had aggregate outstanding loans to companies in which the Group holds ownership interests amounting to €474 million.

      For a discussion of off-balance sheet arrangements, see “Item 5. Operating and Financial Review and Prospects — Off-Balance Sheet Arrangements.”

Item 8.     Financial Information.

CONSOLIDATED FINANCIAL STATEMENTS

      See “Item 18. Financial Statements” and pages F-1 to F-84.

LEGAL PROCEEDINGS

      Various legal actions, including lawsuits for product liability or for alleged price fixing agreements, governmental investigations, proceedings and claims are pending or may be instituted or asserted in the future against the Company. These include two lawsuits pending in the United States against subsidiaries of Ruhrgas Industries GmbH. Since litigations or claims are subject to numerous uncertainties, their outcome cannot be ascertained; however, in the opinion of management, the outcome of these matters will not have a material adverse effect upon the financial condition, results of operations or cash flows of the Company.

      In the wake of the various corporate restructurings of the past several years, shareholders have filed a number of claims (Spruchstellenverfahren). The claims contest the adequacy of share exchange ratios or cash settlements. The claims impact the Company’s E.ON Energie and the former distribution/ logistics divisions, as well as the VEBA-VIAG merger. In connection with the VEBA-VIAG merger, certain shareholders of the former VIAG have filed claims with the district court in Munich, contesting the adequacy of the share exchange ratio used in the merger. The claims challenge in particular the valuation used for VIAG’s telecommunications shareholdings, which were valued at the earnings value of the businesses. The plaintiffs claim that a divestiture of these shareholdings was anticipated, and therefore the holdings should have been valued at fair market value as if sold as of the merger date. Because the share exchange ratios and settlements were determined by outside experts and reviewed by independent auditors, E.ON believes that the exchange ratios and settlements are correct.

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

      For information about proceedings instituted by the German Federal Cartel Office affecting Ruhrgas and certain of E.ON Energie’s subsidiaries, see “Item 3. Key Information — Risk Factors.”

      For information about the conditions and obligations imposed on E.ON in connection with the ministerial approval for E.ON’s acquisition of Ruhrgas, see “Item 4. Information on the Company — History and Development of the Company — Ruhrgas Acquisition.”

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

      See also “Item 3. Key Information — Dividends.”

SIGNIFICANT CHANGES

      For information about significant changes following December 31, 2003, see “Item 4. Information on the Company — History and Development of the Company.”

Item 9.     The Offer and Listing.

GENERAL

      The principal trading market for the Ordinary Shares is the Frankfurt Stock Exchange together with XETRA, as described below. The Ordinary Shares are also traded on the other German stock exchanges in Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart, as well as on the Swiss Stock Exchange. Options on Ordinary Shares are traded on the German derivatives exchange (Eurex Deutschland). E.ON believes that as of December 2003, it had close to 478,000 stockholders worldwide.

      ADSs, each representing one Ordinary Share with a pro rata amount of the registered capital of E.ON AG calculated on a €2.60 share-equivalent basis, are listed on the NYSE and traded under the symbol “EON.” The depositary for the ADSs is J.P. Morgan Chase & Co. of New York.

TRADING ON THE NEW YORK STOCK EXCHANGE

      The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the NYSE, as reported on the NYSE Composite Tape.

	Price per ADS ($)

	High	Low

1999	66 1/4	42 1/8
2000	60 3/8	40 5/8
2001(1)	60.50	42.03
2002	58.02	39.80
First Quarter	52.25	47.75
Second Quarter	58.02	50.80
Third Quarter	57.90	42.80
Fourth Quarter	50.31	39.80
2003	65.44	38.52
First Quarter	45.36	38.52
Second Quarter	52.46	41.40
Third Quarter	53.38	48.80
Fourth Quarter	65.44	48.75
September	51.80	48.80
October	50.88	48.75
November	56.47	50.90
December	65.44	57.68
2004
January	66.60	62.09
February	68.93	64.39

(1)	On January 29, 2001, the NYSE started trading all listed issues in decimals instead of fractions.

      On March 22, 2004, the closing sale price per ADS on the NYSE as reported on the NYSE Composite Tape was $62.80.

TRADING ON THE FRANKFURT STOCK EXCHANGE

      The Frankfurt Stock Exchange is by far the most significant of the eight German stock exchanges. By the end of December 2003, it accounted for approximately 90 percent of the total securities orderbook turnover in Germany. As of the end of 2003, the equity securities of 5,730 corporations, including 4,901 foreign corporations, were traded on the Frankfurt Stock Exchange.

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

      Prices are continuously quoted on the Frankfurt Stock Exchange floor each business day between 9:00 a.m. and 8:00 p.m. Central European Time (“CET”) and on XETRA between 9:00 a.m. and 5:30 p.m. CET for E.ON Ordinary Shares, as well as for other actively traded shares. The Frankfurt Stock Exchange publishes a daily official list (Orderbuchstatistik) which includes the volume of recorded transactions in the shares comprising the Deutsche Aktienindex or DAX 30 Index (a performance index comprising the shares of the 30 largest German companies included in the Prime Standard, of which E.ON is one, and the key benchmark of trading on the Frankfurt Stock Exchange), together with the prices of the highest and lowest recorded trades of the day. The list reflects price and volume information for trades completed by members on the floor during the day as well as for interdealer trades completed off the floor.

      XETRA (Exchange Electronic Trading System) is a computerized trading platform that can be accessed by all market participants regardless of their geographical location. It is administered by Deutsche Börse AG and integrated into the Frankfurt Stock Exchange, and is subject to the Exchange’s rules and regulations. Unlike exchange floor-trading, electronic order processing makes it possible for orders to be entered in the system and matched up to the end of the trading day. All of the equity securities listed on the Frankfurt Stock Exchange are traded on XETRA.

      The market supervisory committee of each German stock exchange is responsible for maintaining market transparency and regulating price determination and stock market pricing in general. The market supervisory committee is made up of the German Federal securities affairs supervisory body (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BAFin”), the local state stock market supervisory authority and the stock market internal trading supervision and monitoring body. The Frankfurt Stock Exchange’s internal supervisory body is independently responsible for ensuring correct trading and order processing on the market, with the goal of enhancing the protection provided to investors and improving the overall integrity of the market.

      The Frankfurt Stock Exchange’s market supervision committee also includes representatives of the Hessian State Ministry for Economic Affairs, Transport and State Development and the BAFin. The local state supervisory authority is responsible for ensuring that stock exchange regulations and directives governing stock exchange operations and the correct processing of stock exchange business are observed. The BAFin is responsible for the detection of insider trading and enforcement of regulations relating to insider trading and ensuring transparency, and cooperates at the international level with other stock market supervisory authorities from outside of Germany.

      The table below sets forth, for the periods indicated, the high and low closing sales prices (Schlusskurse) for the Ordinary Shares on XETRA, as reported by the Frankfurt Stock Exchange, together with the highs and lows of the DAX 30 Index.

      See the discussion under “Item 3. Key Information — Exchange Rates” for rates of exchange between the dollar and the euro applicable during the periods set forth below.

	Price Per
	Ordinary Share		DAX 30 Index(1)

	High	Low	High	Low

	(€)		(€ in thousands)
1999	62.60	41.60	6,958.14	4,678.72
2000	66.55	41.01	8,064.97	6,200.71
2001	64.50	64.91	6,795.14	3,787.23
2002	59.97	38.16	5,462.55	2,597.88
First Quarter	59.61	55.60	5,462.55	4,745.58
Second Quarter	59.97	58.75	5,343.88	4,099.05
Third Quarter	59.80	43.53	4,483.03	2,769.03
Fourth Quarter	52.07	38.16	3,380.20	2,597.88
2003	51.74	34.67	3,965.16	2,202.96
First Quarter	42.90	34.67	3,157.25	2,202.96
Second Quarter	44.77	38.01	3,304.15	2,450.19
Third Quarter	47.72	41.90	3,668.67	3,146.55
Fourth Quarter	51.74	41.67	3,965.16	3,276.64
September	47.65	41.90	3,668.67	3,256.78
October	43.48	41.67	3,655.99	3,276.64
November	47.30	44.25	3,797.40	3,638.04
December	51.74	47.48	3,965.16	3,806.54
2004
January	52.30	49.27	4,151.83	3,995.91
February	54.40	51.73	4,141.53	3,991.42

(1)	The DAX 30 Index is a continuously updated, capital-weighted performance index of 30 German blue chip companies. E.ON represented approximately 8.35 percent of the DAX 30 Index as of March 22, 2004. In principle, the shares included in the DAX 30 Index were selected on the basis of their stock exchange turnover and their market capitalization. Adjustments of the DAX 30 Index are made for capital changes, subscription rights and dividends.

      On March 22, 2004, the closing sale price per Ordinary Share on XETRA, as reported by the Frankfurt Stock Exchange, was €51.01, equivalent to $62.93 per Ordinary Share, translated at the euro Foreign Exchange Rate as published on Reuters page EUROFX/1 on such date.

Item 10.     Additional Information.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization, Register and Entry Number

      E.ON AG is a stock corporation organized under the laws of the Federal Republic of Germany. It is entered in the Commercial Register maintained by the local court of Düsseldorf, Germany, under the entry number HRB 22315.

Objects and Purposes

      The purposes of the Company, described in Section 2 of E.ON AG’s Articles of Association (Satzung), are the supply of energy (primarily electricity and gas) and water as well as the provision of disposal services. The Company’s activities may encompass generation and/or production, transmission and/or transport, purchasing, selling and trading. Plants of all kinds may be built, purchased and operated; services and cooperations of all kinds may be performed.

      Furthermore, the Company is entitled to run businesses in the chemicals sector, primarily in the special and constructional chemistry areas, as well as in the real estate industry and telecommunications sector.

      Further, its Articles of Association authorize E.ON AG to conduct business itself or through subsidiaries or associated companies in these or related areas. The Company is entitled to take all actions and measures related to its purpose or suited to serve its purpose, directly or indirectly.

      E.ON may also establish and purchase other companies, and may acquire shareholdings in other companies, particularly companies active, in whole or in part, in the business areas set forth above. The Articles of Association further authorize E.ON to acquire interests in companies of all kinds with the primary objective of investing financial resources, regardless of whether the company operates within one of E.ON’s stated business sectors.

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

      In February 2002, a government commission appointed by the German Minister of Justice presented the new German Corporate Governance Code (Deutscher Corporate Governance Kodex, the “Code”), which is described in more detail below. A new Transparency and Publicity Act (Tranzparenz- und Publizitatsgesetz) came into effect in July 2002. A new Article 161 was also added to the Stock Corporation Act, stipulating that the board of management and supervisory board of German listed companies shall declare once a year that the recommendations of the Code have been and are being complied with, or identify which of the Code’s recommendations have not been or are not being applied. E.ON submitted this declaration for the first time on December 19, 2002, and for the second time on December 11, 2003. For more information, see “— Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”)” below.

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

      Conflicts of Interest. In order to ensure that the Supervisory Board’s advice and oversight functions are conducted on an independent basis, no more than two former members of the Board of Management may be members of the Supervisory Board. Supervisory Board members may also not hold a corporate office or perform any advisory services for key competitors of the Company. Supervisory Board members are required to disclose any information concerning conflicts of interest to the full Supervisory Board, particularly if the conflict arises from their advising or holding a corporate office with one of E.ON’s customers, suppliers, creditors or other business partners. The Supervisory Board is required to report any conflicts of interest to the annual shareholders’ meeting and to describe how the conflicts have been handled. Any material conflict of interest of a non-temporary nature will result in the termination of the member’s appointment to the Supervisory Board. No conflicts of interest involving any members of the Supervisory Board were reported during 2003. In addition, any consulting or other service agreements between the Company and a member of the Supervisory Board require the prior consent of the full Supervisory Board. No such agreements existed during 2003.

      Members of the Board of Management are also required to promptly report conflicts of interest to the Executive Committee of the Supervisory Board and to the full Board of Management. Members of the Board of Management may only assume other corporate positions, particularly appointments to the supervisory boards of non-Group companies, with the consent of the Executive Committee. Any material transactions between the Company and members of the Board of Management, their relatives or entities with which they have close personal ties require the consent of the Executive Committee, and all transactions must be conducted on an arm’s length basis. No such transactions took place during 2003.

      The Supervisory Board Committees. The Supervisory Board has 20 members and, in accordance with the German Codetermination Act (Mitbestimmungsgesetz), is composed of an equal number of shareholder and employee representatives. It supervises the management of the Company and advises the Board of Management. The Supervisory Board has formed the following committees from among its members.

      The Executive Committee consists of four members. It prepares meetings of the Supervisory Board and advises the Board of Management on matters of general policy relating to the strategic development of the Company. In urgent cases (i.e., if waiting for the prior approval of the Supervisory Board would materially prejudice the Company), the Executive Committee decides on business transactions requiring prior approval by the Supervisory Board.

      In particular, the Executive Committee prepares the Supervisory Board’s personnel decisions and deals with issues of corporate governance. It reports to the Supervisory Board at least once a year on the status, effectiveness and possible ways of improving the Company’s corporate governance and on new requirements and developments in this field.

      The Audit Committee consists of four members who have special knowledge in the field of accounting or business administration. The Company believes that two of the Audit Committee’s members — Dr. Karl-Hermann Baumann and Ulrich Hartmann — meet all of the requirements for being considered a “financial expert” within the meaning of Section 407 of Sarbanes-Oxley and the rules enacted thereunder, given their extensive experience in accounting and auditing matters, including the application of U.S. GAAP.

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

      The Audit Committee also prepares the proposal on the selection of the Company’s external auditors for the annual general meeting of shareholders. In order to ensure the auditors’ independence, the Audit Committee secures a statement from the auditors proposed detailing any facts that could lead to the firm being excluded for independence reasons or otherwise conflicted. As a condition of their appointment, the external auditors agree to promptly inform the chair of the Audit Committee should any such facts arise during the course of the audit. The auditors also agree to promptly inform the Supervisory Board of anything arising during the course of their audit that is of relevance to the Supervisory Board’s duties, and to inform the chair of the Audit Committee of, or to note in their audit report, any facts determined during the audit that contradict statements submitted by the Board of Management or Supervisory Board in connection with the requirements of the Code.

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

      Measures Relating to the Sarbanes-Oxley Act. As a company whose ADSs are listed on the NYSE, E.ON is subject to the U.S. federal securities laws and the jurisdiction of the U.S. securities regulator, the SEC. In particular, E.ON is subject to the provisions of Sarbanes-Oxley. The aim of Sarbanes-Oxley is to increase the monitoring, quality and transparency of financial reporting in light of recent corporate and accounting scandals in the United States, and its provisions generally apply to both U.S. and non-U.S. issuers with securities listed in the United States. E.ON has complied with all of the Sarbanes-Oxley requirements currently applicable to the Company. See “Item 15. Controls and Procedures”, “Item 16A. Audit Committee Financial Expert”, “Item 16B. Code of Ethics”, “Item 16C. Principal Accountant Fees and Services” and the certifications appearing as exhibits at the end of this annual report. E.ON has instituted the following measures to improve further the transparency of its corporate governance and financial reporting:

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

      Under the Disclosure Committee’s leadership, E.ON has carried out a review of the proceedings used in preparing the annual report on Form 20-F and has inventoried the Company’s existing control mechanisms. The effectiveness of these mechanisms has been assessed by E.ON AG’s internal audit department; E.ON’s independent auditors have performed a sample test on the effectiveness assessment conducted by E.ON AG’s internal audit department.

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

      Dividends. Dividends in respect of Ordinary Shares are declared once a year at the annual general meeting of shareholders. For each fiscal year, the Board of Management approves E.ON AG’s unconsolidated financial statements and submits them together with a proposal regarding the distribution of profits to the Supervisory Board for its approval. After examining the financial statements and proposal for profit distribution, the Supervisory Board presents a report in writing at the annual general shareholders’ meeting. On the basis on the Supervisory Board’s report, the shareholders vote on the Board of Management’s proposal regarding the disposition of all unappropriated profits, including the amount of net profits to be distributed as a dividend. E.ON’s shareholders participate in the distribution of dividends of the Company in proportion to their ownership of the outstanding share capital. Prior to dissolution of E.ON AG, the only amounts that may be distributed to shareholders under the Stock Corporation Act are the distributable profits (Bilanzgewinn).

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

      Preemptive Rights. Pursuant to E.ON AG’s Articles of Association, the preemptive right (Bezugsrecht) of shareholders to subscribe for any issue of additional shares in proportion to their shareholdings in the existing capital may be excluded under certain circumstances.

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

Shareholders’ Meetings

      The annual general meeting of shareholders is convened by E.ON’s Board of Management or, when required by law, by its Supervisory Board, and must be held during the first eight months of the fiscal year. In addition, an extraordinary meeting of the shareholders may be called by the Board of Management, the Supervisory Board or shareholders owning in the aggregate at least five percent of the Company’s issued share capital. There is no minimum quorum requirement for shareholder meetings. Each shareholder may be represented by a proxy by means of a written power of attorney. In Germany, non-institutional shareholders typically deposit their shares with a German bank (Depotbank). Such a bank may exercise the voting rights in relation to the deposited shares only if authorized to do so by a proxy of the shareholder. Such proxies are revocable at any time. If a shareholder giving a proxy does not give the bank instructions on how to exercise the voting rights, the bank will exercise the voting rights in accordance with its own proposals as previously communicated to the shareholder. Holders of ADSs may vote their shares by proxy by signing and returning the proxy card mailed to them by J.P. Morgan Chase & Co. (the “Depositary”) in advance of the meeting. The Depositary will, to the extent permitted by law, the Articles of Association and the provisions of the ADSs, vote or cause to be voted all ADSs for which it receives signed proxies by the applicable record date.

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

      Notice of any shareholders’ meeting, including an agenda describing items to be voted upon, shall be published in the electronic form of the German Federal Official Gazette (Bundesanzeiger) and in one other major daily German newspaper no later than one month before the deadline for depositing shares as described below. Holders of ADRs will be notified of any shareholders’ meeting by the Depositary.

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

      If an E.ON shareholder deposits his shares with a notary, that shareholder must submit to the Company confirmation of the deposit no later than the day after the deadline for depositing shares. With the consent of one of the depositaries mentioned above, an E.ON shareholder may also be permitted to deposit his shares with another financial institution in the depositary’s name and have the shares frozen until the end of the shareholders’ meeting. If no share certificates have been issued, E.ON AG’s Articles of Association stipulate that the Board of Management will determine any prerequisites for shareholders participating in a shareholders’ meeting. Pursuant to a shareholder resolution approved at the former VEBA extraordinary shareholders’ meeting held on February 10, 2000, the Company excluded share certification in order to save the Company and its shareholders the high costs of printing and distributing share certificates. The shareholders’ right to share certificates and profit-sharing coupons is thus excluded except as provided by the rules governing stock exchanges on which the shares are listed. E.ON has not issued and does not intend to issue share certificates.

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

      Members of the Board of Management and Supervisory Board are required to disclose any acquisition or sale of Ordinary Shares under Section 15a of the Securities Trading Act and Section 6.6 of the Code. No such reports were received by E.ON AG during 2003.

Changes in Capital

      Under German law, share capital may be increased in consideration of contributions in cash or in kind. To prepare such capital increase, the company may establish authorized capital (Genehmigtes Kapital) or conditional capital (Bedingtes Kapital). Authorized capital provides a company’s board of management with the flexibility to issue new shares for a period of up to five years. Conditional capital allows the board of management to issue new shares for specified purposes, including employee stock option plans, mergers and the issuance of shares upon conversion of option bonds and convertible bonds. Capital increases and the establishment of authorized or conditional capital require an amendment to the articles of association approved by 75 percent of the issued shares present at the shareholders’ meeting at which the increase is proposed. The board of management must also obtain the approval of the supervisory board before issuing new shares. Likewise, the share capital may be reduced. This requires shareholders’ authorization passed by at least 75 percent of the share capital represented at the shareholders’ meeting. If those shares are to be canceled, an additional resolution of the board of management approved by the supervisory board to amend the articles of association to take into account the reduction in share capital is required. E.ON AG’s Articles of Association do not contain conditions regarding changes in the share capital that are more stringent than German law requires.

      Authorized and Conditional Capital. Subject to the approval of the Supervisory Board, the Board of Management is authorized:

•	To increase the Company’s capital stock by a maximum of €180,000,000 through the one-time or repeated issuance of new Ordinary Shares in return for cash contributions until May 25, 2005. E.ON shareholders have pre-emptive rights with respect to the issuance of these authorized shares, though their rights may be excluded by the Board of Management, subject to approval by the Supervisory Board, under certain circumstances.

•	To increase the Company’s capital stock by a maximum of €150,392,201 through the one-time or repeated issuance of new Ordinary Shares in return for contributions in kind until May 25, 2005. Subject to approval by the Supervisory Board, E.ON shareholders have no pre-emptive rights with respect to these authorized shares.

•	To increase the Company’s capital stock by a maximum of €180,000,000 through the one-time or repeated issuance of new Ordinary Shares in return for cash contributions until May 25, 2005. E.ON shareholders generally have pre-emptive rights with respect to the issuance of these authorized shares, though their rights may be excluded by the Board of Management, subject to approval by the Supervisory Board, under certain circumstances.

      Also pursuant to its Articles of Association, E.ON’s capital stock has been conditionally increased by up to €175,000,000. This conditional increase may be implemented only to the extent that holders of conversion rights or option certificates issued under a program authorized by the E.ON shareholders on April 30, 2003 exercise their conversion or option rights.

      For more information regarding the Company’s capital stock, see Note 17 of the Notes to Consolidated Financial Statements.

      Share Buyback. Pursuant to shareholder resolutions approved at the annual general meetings of shareholders held on May 25, 2000 and on May 18, 2001, the Board of Management was authorized to buy back up to 10 percent of E.ON AG’s outstanding share capital through October 31, 2002, either through market purchases or via a public tender offer. On September 22, 2000, the Board of Management resolved to make use of this authorization over the following nine months, and to buy back up to 10 percent of E.ON’s share capital through market purchases. As of October 31, 2001, the Company had bought back 76,329,887 Ordinary Shares at an average price of €58.69 per share, representing approximately 10 percent of E.ON’s total share capital. As of November 13, 2001, the Board of Management decided to cancel 71,298,875 Ordinary Shares. This decision was approved by the Supervisory Board on December 12, 2001, which authorized the Board of Management to cancel 71,298,875 of the repurchased shares without seeking further approval by the general meeting of shareholders. The remaining repurchased shares are used to compensate employees under various incentive plans. These amendments to the number of Ordinary Shares authorized were entered into the Commercial Register of the local court in Düsseldorf. E.ON AG’s share capital now consists of 692,000,000 Ordinary Shares. In 2002, E.ON purchased 241,523 Ordinary Shares in the market and sold 503,434 Ordinary Shares to employees in connection with existing plans. In 2003, E.ON purchased 969 Ordinary Shares in the market and an additional 240,000 Ordinary Shares from a subsidiary and sold 244,796 Ordinary Shares of treasury stock to its employees in connection with existing plans. Pursuant to shareholder resolutions approved at the annual general meeting of shareholders held on April 30, 2003, the Board of Management is further authorized to buy back up to 10 percent of E.ON AG’s outstanding share capital through October 30, 2004. For additional details on the share repurchases, see Note 17 of the Notes to Consolidated Financial Statements.

      Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”)

      Corporate governance principles for German stock corporations (Aktiengesesellschaften) are set forth in the Stock Corporation Act, the Co-Determination Act and the German Corporate Governance Code. E.ON believes the following to be the significant differences between German corporate governance practices, as E.ON has implemented them, and those applicable to U.S. companies under NYSE listing standards, as set forth in Section 303A of the NYSE Manual.

      E.ON’s Implementation of the German Corporate Governance Code. The German Corporate Governance Code was released in 2002 by a commission comprised of German corporate governance experts, including top managers of large German companies and representatives of institutional and retail investors, academia, the accounting profession and labor unions, that was appointed by the German Federal Ministry of Justice in 2001. The Code has been amended twice since its initial release, most recently in May 2003. As a general rule, the Code will be reviewed annually and amended if necessary to reflect international corporate governance developments. The Code describes and summarizes the basic mandatory statutory corporate governance principles found in the Stock Corporation Act and other provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards on responsible corporate governance intended to reflect generally accepted best practice.

      The Code addresses six core areas of corporate governance. These are (i) shareholders and shareholders’ meetings, (ii) the interaction between the board of management (Vorstand) and the supervisory board (Aufsichtsrat), (iii) the board of management, (iv) the supervisory board, (v) transparency and (vi) accounting and audits. Although these corporate governance issues are similar to those covered by the NYSE corporate governance guidelines and code of business conduct that a U.S. company subject to the NYSE listing standards must adopt and disclose, the Code’s provisions as such are not legally binding.

      The Code contains three types of provisions. First, the Code describes and summarizes the existing statutory, i.e., legally binding, corporate governance framework set forth in the Stock Corporation Act and in other German laws. Those laws — and not the incomplete and abbreviated summaries of them reflected in the Code — must be complied with. The second type of provisions are “recommendations”. While these are not legally binding, §161 of the Stock Corporation Act requires that a German stock corporation company listed on a stock exchange in the European Union or European Economic Area must issue an annual compliance report stating which of these Code recommendations, if any, are not being applied. The third and final type of Code provisions comprises “suggestions” which issuers may choose not to adopt without making any related disclosure. The Code contains a significant number of such suggestions, covering almost all of the core areas of corporate governance it addresses.

      E.ON issued its annual compliance report for 2003 on December 11, 2003. E.ON’s report notes that it has complied with all of the legally binding provisions of the Code, as well as with all of its recommendations, other than those relating to directors’ and officers’ insurance (the Code recommends that such policies include a deductible, E.ON’s does not) and the disclosure of individual compensation data for the members of the board of management and supervisory board (E.ON does not disclose such information on an individual basis). Neither of these points is expressly addressed by the NYSE listing standards applicable to U.S. companies. A copy of the complete compliance report is available on E.ON’s website at www.eon.com. Information appearing on the website is not incorporated by reference into this annual report.

      A German Stock Corporation is Required to Have a Two-Tier Board System. A German stock corporation is required by the Stock Corporation Act to have both a supervisory board and a board of management. This contrasts with the unitary board of directors envisaged by the relevant laws of all U.S. states and the NYSE listing standards. Under the Stock Corporation Act, the two boards are separate and no individual may be a member of both boards. Both the members of the board of management and the members of the supervisory board owe a duty of loyalty and care to the stock corporation.

      The board of management is responsible for managing the company and representing the company in its dealings with third parties. The board of management is also required to ensure appropriate risk management within the corporation and to establish an internal monitoring system. The members of the board of management, including its chairman or speaker, are regarded as equals and share collective responsibility for all management decisions.

      The supervisory board appoints and removes the members of the board of management. Although it is not permitted to make management decisions, the supervisory board has comprehensive monitoring functions, including advising the company on a regular basis and participating in decisions of fundamental importance to the company. To ensure that these monitoring functions are carried out properly, the board of management must, among other things, regularly report to the supervisory board with regard to current business operations and business planning, including any deviation of actual developments from concrete and material targets previously presented to the supervisory board. Transactions of fundamental importance to the stock corporation, such as major strategic decisions or other actions that may have a fundamental impact on the company’s assets and liabilities, financial condition or results of operations, are also subject to the consent of the supervisory board. The supervisory board may also request special reports from the board of management at any time.

      The supervisory board of a large company like E.ON is subject to the German principle of employee “co-determination” of the company’s fundamental business direction. Accordingly, under the German Co-determination Act, E.ON’s Supervisory Board consists of representatives of the shareholders and representatives of the employees. E.ON’s employees have the right to elect one-half of the total of 20 Supervisory Board members. In addition, the Chairman of E.ON’s Supervisory Board is a shareholder representative who has the deciding vote in the event of a tie.

      The Committees Required by the NYSE Manual are not Required Under the Stock Corporation Act or the Code. The only supervisory board committee required under German law is a mediation committee, which is required in companies with more than two thousand employees in Germany that are subject to the principle of employee co-determination. This committee’s function is to assist the supervisory board by making proposals for board of management member nominees in the event that the two-thirds majority of employee votes needed to appoint a board of management member is not met. However, the Code contains the recommendation that the supervisory board also establish one or more committees with sufficiently qualified members. In particular, it recommends establishing an “audit committee” to handle issues of accounting and risk management, auditor independence, the engagement and compensation of outside auditors appointed by the shareholders’ meeting and the determination of auditing focal points. The Code suggests that the chairman of the audit committee should not be the current chair of the supervisory board or a former member of the board of management of the stock corporation. The Code also includes suggestions on other subjects that may be handled by committees, including corporate strategy, compensation of the members of the board of management, investments and financing. Under the Stock Corporation Act, any supervisory board committee must regularly report to the supervisory board.

      E.ON has created a Finance and Investment Committee, an Audit Committee and an Executive Committee. As a result of its listing on the NYSE, E.ON’s Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the U.S. Securities Exchange Act of 1934 (“Rule 10A-3”), which are also applicable to U.S. companies. As a foreign private issuer, however, E.ON has an extended compliance period for most of these rules, and must comply by July 31, 2005. E.ON has chosen to comply with these requirements in advance of their formal effective date, and believes that its Audit Committee is in compliance with the provisions of Rule 10A-3 applicable to foreign private issuers. E.ON is also required to disclose information concerning any “audit committee financial expert” (as defined in the relevant SEC rules) serving on its Audit Committee, the fees E.ON pays to its auditors for various services and the policies E.ON has for approving engagements of these auditors, and has done so in Item 16 of this annual report.

      E.ON’s Audit Committee is not Subject to All of the Requirements the NYSE Manual Applies to U.S. Companies. E.ON’s Audit Committee is not subject to requirements similar to those applied to U.S. companies under Section 303A.02 or Section 303A.07 of the NYSE Manual. These requirements include an affirmative determination that audit committee members are “independent” according to strict criteria, the adoption of an annual performance evaluation, and the review of an auditor’s report describing internal quality-control issues and procedures and all relationships between the auditor and the corporation. The Code requires that the supervisory board and the audit committee monitor the work of the independent auditors and receive reports from the auditors on their activities. However, these reporting requirements are not as detailed as those set forth in Section 303A.07 of the NYSE Manual.

      German corporate law does not require an affirmative independence determination, meaning that the supervisory board need not make affirmative findings that audit committee members are independent. Nevertheless, both the Stock Corporation Act and the Code contain several rules, recommendations and suggestions to ensure the supervisory board’s independent advice and supervision of the board of management. Under the Stock Corporation Act, advisory, service and certain other contracts between a member of the supervisory board and the company require the supervisory board’s approval. A similar requirement applies to loans granted by the stock corporation to a supervisory board member or other persons, such as certain members of the supervisory board member’s family. In addition, the Code recommends that no more than two former members of the board of management be members of the supervisory board and that supervisory board members not exercise directorships or accept advisory tasks for important competitors of the stock corporation. Furthermore, the Code suggests that the chairman of the audit committee should not be the current chair of the supervisory board or a former member of the board of management of the stock corporation, and E.ON has complied with that suggestion.

      The Code recommends that each member of the supervisory board inform the supervisory board of any conflicts of interest which may result from a consulting or directorship function with clients, suppliers, lenders or other business partners of the stock corporation. In the case of material conflicts of interest or ongoing conflicts, the Code recommends that the mandate of the supervisory board member be terminated. The Code further recommends that any conflicts of interest that have occurred be reported by the supervisory board at the annual shareholders’ meeting, together with the action taken, and that potential conflicts of interest be also taken into account in the nomination process for the election of supervisory board members.

      Section 303A.02 of the NYSE Manual also imposes independence requirements on members of audit committees of U.S. companies that are more stringent than those set forth in Rule 10A-3, requiring, for instance, that any director who is an employee of an issuer will not be considered independent until three years after the end of such employment relationship. E.ON’s Audit Committee, in accordance with the requirements of the Co-Determination Act (and as permitted by Rule 10A-3), includes two current employees, neither of whom is an executive officer, as well as the former chairman of E.ON’s Board of Management, who retired from E.ON’s Board of Management in May 2003.

MATERIAL CONTRACTS

      In February 2003, E.ON acquired Ruhrgas. The details of the acquisition are described in more detail in “Item 4. Information on the Company — History and Development of the Company — Ruhrgas Acquisition.” Copies of the contracts under which E.ON acquired majority control of Ruhrgas have been incorporated by reference as exhibits to this annual report.

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

      On July 15, 2001, E.ON and BP entered into a participation agreement which, among other things, provided for the acquisition by BP of a 51.0 percent stake in VEBA Oel by way of a capital increase and for a shareholders’ agreement between the two parties following the capital increase. The agreement also gave E.ON a put option to sell the remaining 49.0 percent interest in VEBA Oel to BP at any time from April 1, 2002. E.ON exercised that put option in June 2002. The details of the transaction are described in more detail in “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions.” A copy of the participation agreement has been incorporated by reference as an exhibit to this annual report.

EXCHANGE CONTROLS

      At the present time, Germany does not restrict the movement of capital between Germany and other countries or individuals except Iraq, certain persons and entities associated with Osama bin Laden, the Al-Qaida network and the Taliban and certain other countries and individuals subject to embargoes in accordance with German law and applicable resolutions adopted by the United Nations and the EU. However, for statistical purposes only, every individual or corporation residing in Germany (a “Resident”) must report to the German

Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to or on account of an individual or a corporation resident outside of Germany (a “Non-resident”) if such payment exceeds €12,500 (or the equivalent in a foreign currency). In addition, Residents must report any claims against or any liabilities payable to Non-residents if such claims or liabilities, in the aggregate, exceed €5 million (or the equivalent in a foreign currency) at the end of any month. Residents are also required to report annually any shareholdings of 10 percent or more held in non-resident corporations with total assets of more than €3 million, and resident corporations with assets in excess of €3 million must report annually any shareholdings of 10 percent or more in the company held by a Non-resident.

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

TAXATION OF GERMAN CORPORATIONS

      Pursuant to the German Tax Reduction Act of October 23, 2000, profits earned by a German resident corporation in business years beginning on or after January 1, 2001 are subject to a uniform corporate income tax rate of 25 percent. The Flood Victims Solidarity Act of September 19, 2002 increased this rate from 25 percent to 26.5 percent for the year 2003 only. German resident corporations are also subject to a solidarity surcharge equal to 5.5 percent of their corporate income tax liability. The aggregate corporate income tax and solidarity surcharge amount to 27.96 percent for the year 2003 and to 26.375 percent for subsequent years. In addition to these taxes, profits of a German resident corporation are subject to a municipal income trade tax. This tax is levied at rates set by each municipality in which the corporation maintains a business establishment. The municipal trade income tax is an allowable deduction for corporate income and municipal trade income tax purposes.

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

      The gross amount of dividends received by a U.S. Holder (including the additional dividend associated with the treaty refund and amounts withheld in respect of German withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15 percent in receipt of dividends received after 2002 and before 2009. German withholding tax at the 15 percent rate provided under the Income Tax Treaty will be treated as a foreign income tax that, subject to applicable limitations under U.S. tax law, is eligible for credit against a U.S. Holder’s U.S. federal income tax liability or, at the holder’s election, may be deducted in computing taxable income. Thus, for a declared dividend of $100, a U.S. Holder would be deemed to have paid German taxes of $15. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. Holder’s expected economic profit is insubstantial. U.S. Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

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

      As part of the individual refund claim, a U.S. Holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of its last filed United States federal income tax return. IRS Form 6166 may be obtained by filing a request (generally IRS Form 8802) with the Internal Revenue Service Center in Philadelphia,

Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the holder’s name, social security number or employer identification number, tax return form number, and tax period for which the certification is requested. The Internal Revenue Service will send a certificate on IRS Form 6166 to the U.S. Holder, which then must submit the certification with its claim for refund.

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

      Upon a sale or other disposition of ADSs or Ordinary Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADSs or Ordinary Shares. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the ADSs or Ordinary Shares exceeds one year. The net amount of long-term capital gain recognized by an individual U.S. Holder generally is subject to taxation at a maximum rate of 20 percent; however, net long-term capital gain recognized by an individual U.S. Holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. Deposits and withdrawals of Ordinary Shares in exchange for ADSs will not result in realization of gain or loss for U.S. federal income tax purposes.

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

      The following discussion should be read in conjunction with “Summary of Significant Accounting Policies” in Note 2 of the Notes to Consolidated Financial Statements and in conjunction with Notes 28 and 29 of the Notes to Consolidated Financial Statements, which provides a summarized comparison of nominal values and fair values of financial instruments used by the Company for risk management purposes and other information relating to those instruments.

Risk Identification and Analysis

      In the normal course of business, the Company is exposed to foreign currency risk, interest rate risk, commodity price risk, share price risk, and counterparty (or repayment) risk. These risks create volatility in equity, earnings and cash flows from period to period. The Company makes use of derivative instruments generally in order to manage currency risk, interest rate risk and commodity price risk. Foreign exchange and interest rate derivatives held by the Company are used only for non-speculative purposes. The E.ON Energie and Powergen divisions also engage in the trading of energy-related commodity derivatives, subject to established guidelines for risk management. See “— Commodity Price Risk Management” below and “Item 4. Information on the Company — Business Overview — E.ON Energie — Trading” and “— Powergen — Energy Trading.” In its hedging and trading activities, the Company generally utilizes established and widely-used derivative instruments for which significant liquidity exists. The Company’s comprehensive framework for risk management includes general risk management guidelines for the use and evaluation of derivative instruments which are in place on all group levels of the Company.

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

      The following discussion of the Company’s risk management activities and the estimated amounts generated from value-at-risk and sensitivity analyses are “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global financial markets. The methods used by the Company to analyze risks, as discussed below, should not be considered projections of future events or losses. The Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk, which are not represented in the following analyses.

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

      A computerized reporting and controlling system for treasury activities has been implemented throughout the Company. It is designed to provide for the systematic and consistent identification and analysis of the Company’s overall financial and market risks in the field of currencies and interest rates. The system is also used to determine, analyze and monitor the Company’s short- and long-term financing and investment requirements and market and counterparty risks arising from short- and long-term deposits and hedging transactions. Currently, the Company is in the process of implementing a new Group-wide reporting and controlling system for treasury activities which incorporates all functions, including treasury, back office and financial controlling functions, in order to achieve a systematic, integrated and permanently updated financial risk management system.

      The range of actions, responsibilities and financial reporting procedures to be followed by each Group company are outlined in detail in the Company’s internal financial guidelines. The individual subgroup headquarters have enacted their own guidelines for financial risk management within the limits established by the Group financial guidelines. To ensure efficient risk management at E.ON AG, the Corporate Treasury, Back Office and Financial Controlling departments are organized as strictly separate units. Standard software is employed in processing relevant business transactions. The Financial Controlling department is charged with providing continuous and independent risk management. It prepares operational financial plans, calculates market price and counterparty risks, and evaluates financial transactions. The Financial Controlling department reports to management at regular intervals on the Group’s liquidity, foreign exchange and interest rate market risks and counterparty risks. Those subsidiaries which make use of external hedging transactions have similar organizational and reporting arrangements.

Foreign Exchange Rate Risk Management

      Due to the international nature of certain of its business activities, the Company is exposed to foreign exchange risk related to sales, assets, receivables liabilities denominated in currencies other than the euro, net investments in foreign operations and anticipated foreign exchange payments. Of the Company’s consolidated revenue in 2003, 2002 and 2001, approximately 34 percent, 36 percent and 35 percent, respectively, arose due to transactions with customers which were not located in member states of the EMU, and therefore exposed the Company to foreign exchange rate risk. The Company’s exposure results principally from transactions in United States dollars, British pounds, Norwegian krona and Swedish krona and from net investments in foreign operations whose functional currencies are U.S. dollars, British pounds and Swedish krona. As of December 31, 2003, the Company had in place hedging transactions with respect to each of these currencies.

      In accordance with E.ON’s hedging policy, macro-hedging transactions relating to currency risks are generally completed for periods of up to 36 months. Under certain circumstances the hedging horizon is wider. Macro-hedging transactions comprise a number of individual underlying transactions that have been grouped together and hedged as an individual unit.

      The principal derivative financial instruments used by E.ON to cover foreign currency exposures are foreign exchange forward contracts, cross currency swaps, interest rate cross currency swaps and currency options. As of December 31, 2003, the E.ON Group had entered into foreign exchange forward contracts with a nominal value of €6.9 billion, cross currency swaps with a nominal value of €11.1 billion, interest rate cross currency swaps with a nominal volume of €0.6 billion and currency options with a nominal value of €0.4 billion.

      Market risks for foreign exchange derivatives consist of the positive and negative changes in net asset value that result from fluctuations of the relevant currencies on relevant financial markets. The market values of derivative financial instruments are calculated by comparing all relevant price components of a transaction at the time of the deal with those prevailing on the valuation date. The relevant parameters used to calculate the potential change in market value are the contract amount and the contractual forward-exchange rate. In line with international banking standards, market risk has been calculated using the value-at-risk method on the basis of RiskMetrics data and using risk management software of the RiskMetrics Group. The “value-at-risk” is equal to the maximum potential loss from derivative positions that could be realized within the following business day, based on empirical standard deviations using a confidence interval of 99 percent. Correlations between individual instruments are considered within the calculations, the risk of a portfolio is generally lower than the sum of its individual risks.

      The market risk analysis of the Company’s foreign exchange derivatives by transaction and maturity as of December 31, 2003 and December 31, 2002 is summarized in the following table.

Total Volume of Foreign Currency Derivatives as of December 31, 2003 and December 31, 2002

	December 31, 2003				December 31, 2002

	Nominal	Fair	Value-	Stress	Nominal	Fair	Value-	Stress
	Value	Value	at-Risk	Test	Value	Value	at-Risk	Test

	(€ in millions)
FX forward transactions
Buy	2,149.5	(142.5)	12.8	38.4	4,486.9	(199.4)	17.7	53.1
Sell	4,789.8	174.6	17.3	51.9	8,605.8	317.5	37.4	112.2
FX currency options
Buy	425.4	14.6	—	—	313.2	(20.8)	—	—
Sell	17.5	—	—	—	—	—	—	—

Subtotal	7,382.2	46.7	7.5	22.5	13,405.9	97.3	20.6	61.8

(Remaining maturities)
Cross currency swaps
up to 1 year	376.1	(25.1)	2.3	6.9	162.8	18.4	0.9	2.7
1 year to 5 years	3,464.8	251.1	27.3	81.9	2,885.2	75.8	18.8	56.4
more than 5 years	7,304.6	188.9	39.9	119.7	5,810.9	21.3	13.8	41.4
Interest rate/cross currency swaps
up to 1 year	51.1	(0.7)	0.3	0.9	51.1	(0.7)	0.3	0.9
1 year to 5 years	227.3	17.4	1.4	4.2	278.4	21.4	2.3	6.9
more than 5 years	297.4	(3.2)	5.0		—	—	—

Subtotal	11,721.3	428.4	60.1	180.3	9,188.4	136.2	33.3	99.9

Total	19,103.5	475.1	66.5	199.5	22,594.3	233.5	53.9	161.7

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

      The decrease in nominal value and market risk compared with year-end 2002 is primarily due to the deconsolidation of Degussa and decreased hedged volumes of intercompany loans in foreign currencies.

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

      The principal derivative financial instruments used by E.ON to cover interest rate risk exposures are interest rate swaps and interest rate options. As of December 31, 2003, the E.ON Group had entered into interest rate swaps with a nominal value of €4.8 billion and interest rate options with a nominal value of €0.4 billion.

      Market risks for interest rate derivatives are calculated in the same manner as those for foreign exchange instruments, as discussed in detail under “— Foreign Exchange Rate Risk Management” above.

      The market risk analysis of the Company’s interest rate derivatives by transaction and maturity as of December 31, 2003 and December 31, 2002 is summarized in the following table.

Total Volume of Interest Rate Derivatives as of December 31, 2003 and December 31, 2002

	December 31, 2003				December 31, 2002

	Nominal	Fair	Value-	Stress	Nominal	Fair	Value-	Stress
	Value	Value	at-Risk	Test	Value	Value	at-Risk	Test

	(€ in millions)
	(Remaining maturities)
Interest rate swaps fixed-rate payer
up to 1 year	315.1	(2.6)	0.7	2.1	545.9	(12.6)	3.1	9.3
1 year to 5 years	1,567.5	(49.8)	10.8	32.4	2,378.6	(85.2)	10.7	32.1
more than 5 years	1,283.9	(64.4)	11.8	35.4	1,173.8	(46.4)	4.4	13.2
fixed-rate receiver
up to 1 year	47.6	0.4	0.3	0.9	559.1	7.5	0.6	1.8
1 year to 5 years	99.7	8.9	0.7	2.1	1,184.6	56.1	5.2	15.6
more than 5 years	1,450.1	83.7	12.5	37.5	1,368.9	78.1	2.3	6.9

Subtotal	4,763.9	(23.8)	11.6	34.8	7,210.9	(2.5)	8.2	24.6

Interest rate options Buy up to 1 year	—	—	—		—	—	—
1 year to 5 years	220.3	0.1	0.2	0.6	218.4	0.2	0.5	1.5
more than 5 years	—	—	—	—	—	—	—	—
Sell up to 1 year	—	—	—		—	—	—
1 year to 5 years	220.3	(4.0)	2.4	7.3	218.4	(3.0)	2.1	6.4
more than 5 years	—	—	—	—	—	—	—	—

Subtotal	440.6	(3.9)	2.6	7.8	436.8	(2.8)	2.6	7.8

Total	5,204.5	(27.7)	14.2	42.6	7,647.7	(5.3)	10.8	32.4

      The market risk table shows the outstanding nominal values and fair values of interest rate derivatives before any economic hedging correlations are assigned between hedging contracts and booked transactions. In fact, all of the Group’s interest rate derivatives are assigned to a balance sheet item.

      The decrease in nominal value compared with year-end 2002 is primarily due to the deconsolidation of Degussa and interest rate swap assignments at Powergen.

      A sensitivity analysis was performed on the Group’s interest bearing short- and long-term capital investments and borrowings, including interest rate derivatives. The aggregate hypothetical loss in fair value on all financial instruments and derivative instruments that would have resulted from a 100 basis-point shift in the interest rate structure curve would change the interest rate portfolio’s market value by €811 million (2002: €1,058 million) as of the balance sheet date. The market risk according to the value-at-risk model amounted to €35 million as of December 31, 2003 (2002: €37 million).

Commodity Price Risk Management

      E.ON is also exposed to risks resulting from fluctuations in the prices of commodities and raw materials. Hedging transactions with respect to commodity-related risks of notable scope are now only conducted by the E.ON Energie, Ruhrgas and Powergen divisions.

      The principal derivative financial instruments used by E.ON to cover commodity price risk exposures are electricity, gas, coal and oil swaps and forwards, electricity options and exchange-traded electricity future and option contracts.

      Derivative financial instruments are used by the E.ON Energie, Ruhrgas and Powergen divisions to hedge the impact of electricity, gas and coal price fluctuations and to enable E.ON Energie and Powergen to better make use of their own power generating capacities and distributed power. To a limited extent proprietary trading is conducted with the goal of improving operating results within defined limits in specified markets. The proprietary trading limits are established and monitored by a board independent from the trading operations. Limits used on hedging and proprietary trading activities mainly include value-and profit-at-risk numbers, as well as volume and credit limits. Additional key elements of the risk management system are the clear division of duties between trading, settlement and control, as well as a risk reporting system independent from the trading operations.

      As of December 31, 2003, the E.ON Group had entered into electricity, gas, coal and oil derivative instruments with a nominal value of €18.3 billion (2002: €20.5 billion).

      The decrease in nominal value compared with year-end 2002 is primarily due to lower trading volume at E.ON Energie.

      The fair value of commodity trading transactions for which E.ON has not established economic hedging conditions involving booked or contractually agreed upon or planned underlying transactions amounted to negative €34.3 million as of December 31, 2003 (2002: €45.5 million). A hypothetical 10 percent change in underlying raw material and commodity prices would cause the market value of these commodity trading transactions to decline by €28 million (2002: €12 million).

Counterparty Risk From the Use of Derivative Financial Instruments

      Counterparty risk consists of potential losses that may arise from the non-fulfillment of contractual obligations by individual counterparties. With respect to derivative transactions, counterparty risk is equivalent to the replacement cost incurred by covering the open position in the event of counterparty default. Only transactions with a positive market value for E.ON are exposed to this risk. The Company’s counterparties for derivatives include financial institutions, commodity exchanges, energy distributors and broker-dealers, and other entities that satisfy E.ON’s credit criteria. The divisions involved in electricity-, gas-, coal- and oil-related derivatives also perform thorough credit checks on counterparties and monitor their creditworthiness on a regular basis. In exceptional cases collaterals are demanded and posted. Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be offset. Exchange-traded electricity future and option contracts with a nominal value of €1,760 million as of December 31, 2003 (2002: €4,125 million) are liquid instruments and do not bear individual counterparty risk. The Company’s counterparty risk with respect to derivatives amounts to €2,314 million as of December 31, 2003 (2002: €1,195 million). The increased credit risk reflects the fact that the market value of derivatives used to hedge foreign currency risks has risen due to foreign exchange rate and interest rate movements. Because of the fact that not all counterparties are rated by Standard & Poor’s and/or Moody’s, for these unrated counterparties thorough credit limit checks and credit risk evaluation systems are installed. In 2003, E.ON established a Group-wide credit risk management system which assures thorough credit worthiness analysis for all counterparties which have transactions with at least two divisions to conform Group-wide analysis. Group-wide credit risk exposures are monitored regularly and reported to the risk committee. The credit risk management system incorporates all counterparty risks resulting from commodity trading transactions and financial transactions in the area of deposits, interest rates and foreign exchange risks.

      E.ON’s contractual ability to net transactions with positive and negative market values with any defaulting counterparty is not reflected in these figures, regardless of whether the counterparty is rated or unrated, causing the credit risk to appear greater than in actuality. In general, collateral is neither provided nor received for foreign exchange and interest rate derivative transactions.

Item 12.     Description of Securities other than Equity Securities.

      Not applicable.

PART II

Item 13.     Defaults, Arrearages and Delinquencies.

      None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds.

      None.

Item 15.     Controls and Procedures.

      As of the end of the period covered by this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions have been taken. There were no changes in the Company’s internal control over financial reporting that occurred during 2003 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

      For more information on E.ON’s compliance with these requirements, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance.”

Item 16A.     Audit Committee Financial Expert.

      E.ON’s Supervisory Board has determined that the Company’s audit committee currently includes two audit committee financial experts: Dr. Karl-Hermann Baumann and Ulrich Hartmann.

Item 16B.     Code of Ethics.

      E.ON has adopted a special Code of Ethics for the Chief Executive Officer, the Chief Financial Officer and its senior financial officers. The Company has published the text of this Code of Ethics on its corporate website at www.eon.com. Material appearing on this website is not incorporated by reference into this annual report.

Item 16C.     Principal Accountant Fees and Services.

      In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company’s independent auditors in each of the company’s two most recent fiscal years.

      The following table sets forth the fees billed to the Company for professional services by its principal independent auditor, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“PwC”), during the fiscal years 2003 and 2002:

	Year ended	Year ended
Type of Fees	December 31, 2003	December 31, 2002

	(€ in millions)
Audit Fees	31.3	31.4
Audit-Related Fees	4.8	8.3
Tax Fees	1.8	4.7
All Other Fees	1.6	13.3

Total	39.5	57.7

Audit Committee Pre-Approval Policies

      In accordance with German law, E.ON’s independent auditors are appointed by the annual general meeting of shareholders based on a recommendation of E.ON’s Supervisory Board. The Audit Committee of the Supervisory Board prepares the board’s recommendation on the selection of the independent auditors. Subsequent to the auditor’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the auditors’ independence. On April 30, 2003, the annual general meeting of shareholders appointed PwC to serve as the Company’s independent auditors for the 2003 fiscal year.

      In order to assure the integrity of independent audits, in May 2003 E.ON’s Audit Committee established a policy to approve all audit and permissible non-audit services provided by E.ON’s independent auditors prior to the auditors’ engagement. As part of the approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by E.ON’s independent auditors. Under the policies, the Company’s independent auditors are not allowed to perform any non-audit services which may impair the auditors’ independence under the SEC’s rules. Furthermore, the Audit Committee has limited the aggregate amount of non-audit fees payable to PwC during a fiscal year to a maximum of 40 percent of all fees.

      In 2003, the Audit Committee pre-approved the performance by PwC of material services including the following:

Audit Services

•	Annual audit for E.ON’s Consolidated Financial Statements;

•	Quarterly review of E.ON’s interim financial statements;

•	Statutory audits of financial statements of E.ON AG and of its subsidiaries under the rules of their respective countries;

•	Attestation of internal controls as part of the external audit; and

•	Attestation of regulatory filing and other compliance requirements, including regulatory advice, such as carve-out reports and comfort letters.

Audit-Related Services

•	Accounting advice relating to transactions or events;

•	Due diligence relating to acquisitions, dispositions and contemplated transactions;

•	Consultation in accounting and corporate reporting matters;

•	Attestation of compliance with provisions or calculations required by agreements;

•	Employee benefit plan audits;

•	Agreed-upon procedures engagements; and

•	Advisory services relating to internal controls and systems documentation.

Tax Services

•	Tax compliance services, including return preparation and tax payment planning;

•	Tax advice relating to transactions or events;

•	Expatriate employee tax services;

•	Transfer pricing studies; and

•	Tax services for employee benefit plans.

All Other Services

•	Advisory services on corporate governance and risk management;

•	Advisory services on corporate treasury processes and systems;

•	Advisory services on information systems; and

•	Educational and training services on accounting and industry matters.

      All contingent fee arrangements are prohibited for tax services.

      Services that are not included in one of the categories listed above require specific pre-approval of the Audit Committee’s chairman. An approval may not be granted if the service falls into a category of services not permitted by current law or if it is inconsistent with maintaining auditor independence, as expressed in the rules promulgated by the SEC.

PART III

Item 17.     Financial Statements.

      Not applicable.

Item 18.     Financial Statements.

      See pages F-1 to F-84, incorporated by reference.

Item 19.     Exhibits.

Exhibit No.	Exhibit Title

1.1	English translation of the Articles of Association (Satzung) of E.ON AG as amended to date.*
4.1	Scheme of Arrangement between E.ON AG and Powergen plc, dated March 27, 2002.**
4.2	VEBA Oel Participation Agreement between E.ON AG and BP p.l.c., dated July 15, 2001.***
4.3	Gelsenberg Participation Agreement between E.ON AG and BP p.l.c., dated July 15, 2001.****
4.4	Amendment to Gelsenberg Participation Agreement between E.ON AG and BP p.l.c., dated July 15, 2001, between BP p.l.c. and Deutsche BP AG, and E.ON AG, E.ON Zehnte Verwaltungsgesellschaft mbH, dated June 28, 2002.****
4.5	Unofficial English translation of Framework Agreement between RAG AG, RAG Beteiligungs-GmbH, RAG Projektgesellschaft mbH and EBV Aktiengesellschaft, and E.ON AG, Chemie Verwaltungs AG, E.ON Vermögensanlage GmbH, dated May 20, 2002.****
4.6	Unofficial English translation of Ruhrgas Purchase Agreement between E.ON AG, and RAG AG, RAG Beteiligungs-GmbH and EBV Aktiengesellschaft, dated May 20, 2002.****
4.7	Unofficial English translation of Option Contract between E.ON AG, and Deutsche Bank Luxembourg S.A. and Morgan Stanley Senior Funding, Inc., dated May 22, 2002.****
4.8	Unofficial English translation of Guarantee Agreement between E.ON AG, and Deutsche Bank Luxembourg S.A. and Morgan Stanley Senior Funding, Inc., dated May 22, 2002.****
4.9	Unofficial English translation of Framework Agreement between Esso Deutschland GmbH and Deutsche Shell GmbH, and E.ON AG, dated July 1, 2002.****
4.10	Unofficial English translation of Share Purchase Agreement between Deutsche Shell GmbH and E.ON AG, dated July 1, 2002.****
4.11	Unofficial English translation of Share Purchase Agreement between Schubert Beteiligungs-Gesellschaft mbH and E.ON AG, dated July 1, 2002.****
4.12	Amended and Restated Fiscal Agency Agreement between E.ON AG, E.ON International Finance B.V., E.ON UK PLC, and Citibank, N.A. as Fiscal Agent, and Banque du Luxembourg S.A. and Citibank AG as Paying Agents, relating to the Euro 20,000,000,000 Medium Term Note Programme, dated August 21, 2002.****
8.1	Subsidiaries as of the end of the year covered by this annual report: see “Item 4. Information on the Company — Organizational Structure.”
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

**	Incorporated by reference to Exhibit B-2 to the Application-Declaration on Form U-1, Amendment No. 2, filed by Powergen plc with the Securities and Exchange Commission on March 27, 2002, file number 070-10058.

***	Incorporated by reference to the Form 20-F filed by E.ON AG with the Securities and Exchange Commission on March 21, 2002, file number 1-14688. Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked through.

****	Incorporated by reference to the Form 20-F filed by E.ON AG with the Securities and Exchange Commission on March 19, 2003, file number 1-14688.

(PAGE INTENTIONALLY LEFT BLANK)

E.ON AG AND SUBSIDIARIES

F-i

(PAGE INTENTIONALLY LEFT BLANK)

Report of Independent Auditors

To the Board of Directors and Stockholders of

E.ON AG

      We have audited the accompanying consolidated balance sheets of E.ON AG and its subsidiaries (“E.ON”) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of E.ON’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of E.ON at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2 to the consolidated financial statements, effective January 1, 2003, E.ON adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.” Also, as discussed in Note 11 a) to the consolidated financial statements, effective January 1, 2002, E.ON adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Düsseldorf February 19, 2004	PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
	/S/ BREBECK	/S/ WIEGAND

	Brebeck Wirtschaftsprüfer (German Public Auditor)	Wiegand Wirtschaftsprüfer (German Public Auditor)

E.ON AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions, except for per share amounts)

		Year Ended December 31,

	Note	2003*	2003	2002	2001

Public utility sales		$40,906	€32,473	€23,564	€15,840
Gas sales		13,893	11,029	—	—
Product sales		2,583	2,050	11,765	19,616
Other sales		1,023	812	1,295	1,430

Sales	(31)	58,405	46,364	36,624	36,886

Electricity and petroleum tax		(4,816)	(3,823)	(933)	(694)

Sales, net of electricity and petroleum tax		53,589	42,541	35,691	36,192
Cost of goods sold — Public utility		(29,190)	(23,172)	(17,111)	(12,297)
Cost of goods sold — Gas		(9,361)	(7,431)	—	—
Cost of goods sold — Product		(1,888)	(1,499)	(8,258)	(15,639)
Cost of goods sold and services provided — Other		(854)	(678)	(1,165)	(1,101)

Cost of goods sold and services provided		(41,293)	(32,780)	(26,534)	(29,037)

Gross profit on sales		12,296	9,761	9,157	7,155

Selling expenses		(5,739)	(4,556)	(4,839)	(3,981)
General and administrative expenses		(1,763)	(1,399)	(1,649)	(1,811)
Other operating income (expenses), net	(5)	2,634	2,091	236	541
Financial earnings	(6)	(452)	(359)	(1,273)	725
Goodwill impairment	(11a )	—	—	(2,391)	—

Income/(Loss) from continuing operations before income taxes and minority interests		6,976	5,538	(759)	2,629
Income taxes	(7)	(1,416)	(1,124)	662	(48)

Income/(Loss) from continuing operations after income taxes		5,560	4,414	(97)	2,581
Minority interests	(8)	(584)	(464)	(623)	(452)

Income/(Loss) from continuing operations		4,976	3,950	(720)	2,129
Income/(Loss) from discontinued operations:
Income/(Loss) from operations (less applicable income taxes of €(52), €(255) and €(558), respectively)	(4)	1,432	1,137	3,306	(55)

Income before cumulative effect of changes in accounting principles		6,408	5,087	2,586	2,074
Cumulative effect of changes in accounting principles (less applicable income taxes of €261, €0 and €(16), respectively)		(554)	(440)	191	(26)

Net income		5,854	4,647	2,777	2,048

Basic earnings per share:	(10)
Income/(Loss) from continuing operations		7.61	6.04	(1.10)	3.15
Income (Loss) from discontinued operations, net		2.19	1.74	5.07	(0.08)
Cumulative effect of changes in accounting principles, net		(0.85)	(0.67)	0.29	(0.04)

Net income		8.95	7.11	4.26	3.03

Diluted earnings per share:	(10)
Income/(Loss) from continuing operations		7.61	6.04	(1.10)	3.15
Income (Loss) from discontinued operations, net		2.19	1.74	5.07	(0.08)
Cumulative effect of changes in accounting principles, net		(0.85)	(0.67)	0.29	(0.04)

Net income		8.95	7.11	4.26	3.03

*	Note 1

The accompanying Notes are an integral part of these Consolidated Financial Statements.

E.ON AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions)

		December 31,

	Note	2003*	2003	2002

ASSETS
Goodwill	(11a )	$17,579	€13,955	€14,512
Intangible assets	(11a )	5,182	4,114	4,528
Property, plant and equipment	(11b )	53,961	42,836	42,427
Financial assets	(11c )	22,328	17,725	16,971

Fixed assets		99,050	78,630	78,438

Inventories	(12)	3,120	2,477	3,840
Financial receivables and other financial assets	(13)	2,761	2,192	1,847
Operating receivables and other operating assets	(13)	19,945	15,833	17,009
Assets of disposal groups	(4)	—	—	508
Investment in short-term securities	(14)	9,415	7,474	7,043
Cash and cash equivalents	(15)	4,184	3,321	1,342

Non-fixed assets		39,425	31,297	31,589

Deferred tax assets	(7)	1,921	1,525	3,042
Prepaid expenses	(16)	501	398	434

Total assets (thereof short-term 2003: €24,912; 2002: €27,217)		140,897	111,850	113,503

	Note	2003*	2003	2002

STOCKHOLDERS’ EQUITY AND LIABILITIES
Capital stock	(17)	$2,266	€1,799	€1,799
Additional paid-in capital	(18)	14,567	11,564	11,402
Retained earnings	(19)	21,384	16,976	13,472
Accumulated other comprehensive income	(20)	(389)	(309)	(761)
Treasury stock	(17)	(322)	(256)	(259)

Stockholders’ equity		37,506	29,774	25,653

Minority interests	(21)	5,826	4,625	6,511

Provisions for pensions	(22)	9,375	7,442	9,163
Other provisions	(23)	33,714	26,764	25,584

Accrued liabilities		43,089	34,206	34,747

Financial liabilities	(24)	27,445	21,787	24,850
Operating liabilities	(24)	17,778	14,113	14,186

Liabilities		45,223	35,900	39,036

Liabilities of disposal groups	(4)	—	—	339
Deferred tax liabilities	(7)	7,893	6,265	6,162
Deferred income	(16)	1,360	1,080	1,055

Total liabilities (thereof short-term 2003: €24,083; 2002: €22,838)		103,391	82,076	87,850
Total stockholders’ equity and liabilities		140,897	111,850	113,503

*	Note 1

The accompanying Notes are an integral part of these Consolidated Financial Statements.

E.ON AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,

	2003*	2003	2002	2001

Net income	$5,854	€4,647	€2,777	€2,048
Income applicable to minority interests	585	464	623	452
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	(1,432)	(1,137)	(3,306)	55
Depreciation, amortization, impairment	4,122	3,272	6,767	3,462
Changes in provisions	1,998	1,586	(1,297)	442
Changes in deferred taxes	(166)	(132)	(1,515)	(421)
Other non-cash income and expenses	(197)	(156)	274	(643)
(Gain)/Loss on disposal:
Equity investments	(1,624)	(1,289)	(491)	(1,229)
Other financial assets	—	—	(150)	9
Intangible and fixed assets	(663)	(526)	(360)	(292)
Changes in non-fixed assets and other operating liabilities:
Inventories	377	299	252	117
Trade receivables	217	172	(678)	(118)
Other operating receivables	518	411	(829)	(341)
Trade payables	(753)	(598)	546	(113)
Other operating liabilities	(1,858)	(1,475)	1,001	(857)

Cash provided by operating activities	6,978	5,538	3,614	2,571

Payments from disposal of:
Equity investments	6,664	5,290	8,351	14,103
Other financial assets	1,250	992	1,813	4,840
Intangible and fixed assets	949	753	767	924
Purchase of:
Equity investments	(7,931)	(6,296)	(20,335)	(3,294)
Other financial assets	(302)	(240)	(614)	(776)
Intangible and fixed assets	(3,351)	(2,660)	(3,210)	(2,797)
Changes in securities (other than trading) (> 3 months)	539	428	1,345	(631)
Changes in financial receivables	2,232	1,772	1,474	(515)

Cash provided by (used for) investing activities	50	39	(10,409)	11,854

Payments received/made from changes in capital including minority interests	—	—	17	254
Payments for treasury stock, net	9	7	15	(3,539)
Payment of cash dividends to:
Stockholders of E.ON AG	(1,439)	(1,142)	(1,100)	(954)
Minority stockholders	(603)	(479)	(418)	(249)
Payments for financial liabilities	3,230	2,564	12,432	7,145
Repayments of financial liabilities	(5,662)	(4,495)	(6,447)	(14,275)

Cash provided by (used for) financing activities	(4,465)	(3,545)	4,499	(11,618)

Net increase (decrease) in cash and cash equivalents maturing	2,560	2,032	(2,296)	(2,807)
Effect of foreign exchange rates on cash and cash equivalents	(54)	(43)	(232)	(63)
Cash and cash equivalents at the beginning of the period	1,691	1,342	4,239	1,617
Cash and cash equivalents from discontinued operations at the beginning of the period	(13)	(10)	(379)	(627)

Cash and cash equivalents from continued operations at end of the period	4,184	3,321	1,332	3,860

Cash and cash equivalents from discontinued operations at the end of the period	—	—	10	379

Cash and cash equivalents	4,184	3,321	1,342	4,239

*	Note 1

The accompanying Notes are an integral part of these Consolidated Financial Statements.

E.ON AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in millions of €)

				Accumulated other comprehensive income

		Additional		Currency	Available	Minimum
	Capital	paid-in	Retained	translation	for sale	pension	Cash flow	Treasury
	stock	capital	earnings	adjustments	securities	liability	hedges	stock	Total

Balance at January 1, 2001	1,985	11,402	14,705	451	490	(75)	—	(925)	28,033
Shares reacquired/sold								(3,539)	(3,539)
Redeemed shares	(186)		(4,004)					4,190	—
Dividends paid			(954)						(954)
Net income			2,048						2,048
Other comprehensive income				(75)	(755)	(245)	(51)		(1,126)
Total comprehensive income									922

Balance at December 31, 2001	1,799	11,402	11,795	376	(265)	(320)	(51)	(274)	24,462

Shares reacquired/sold								15	15
Dividends paid			(1,100)						(1,100)
Net income			2,777						2,777
Other comprehensive income				(618)	262	(81)	(64)		(501)
Total comprehensive income									2,276

Balance at December 31, 2002	1,799	11,402	13,472	(242)	(3)	(401)	(115)	(259)	25,653

Shares reacquired/sold		162	(1)					3	164
Dividends paid			(1,142)						(1,142)
Net income			4,647						4,647
Other comprehensive income				(779)	1,187	(91)	135		452
Total comprehensive income									5,099

Balance at December 31, 2003	1,799	11,564	16,976	(1,021)	1,184	(492)	20	(256)	29,774

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	Basis of Presentation

      The Consolidated Financial Statements of E.ON AG and its consolidated companies (“E.ON,” the “E.ON Group” or the “Company”), Düsseldorf, Germany, have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

      E.ON makes use of the relief outlined in section 292a of the German Commercial Code (“§ 292a HGB”), which exempts companies from preparing consolidated financial statements in accordance with generally accepted accounting principles in Germany (“German GAAP”), if the consolidated financial statements are prepared in accordance with internationally accepted accounting principles and comply with the Fourth and Seventh Accounting Directives of the European Community. For the interpretation of these directives, the Company relied on German Accounting Standards (“DRS”) No. 1 and DRS No. 1a, “Exempting Consolidated Financial Statements in accordance with § 292a HGB.”

      Solely for the convenience of the reader, the December 31, 2003 financial statements (except the changes in stockholders’ equity) have also been translated into United States dollars (“$”) at the rate of €1 = $1.2597, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2003. Such translation is unaudited.

(2)	Summary of Significant Accounting Policies

Principles of Consolidation

      The Consolidated Financial Statements include the accounts of E.ON AG and its consolidated subsidiaries. The subsidiaries, associated companies and other related companies have been included in the Consolidated Financial Statements in accordance with the following criteria:

•	Majority-owned subsidiaries in which E.ON directly or indirectly exercises control through a majority of the stockholders’ voting rights (“affiliated companies”) are fully consolidated. Furthermore, Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” requires E.ON AG to consolidate entities in which it is the primary beneficiary for economic purposes, even if it does not have a controlling interest.

•	Majority-owned companies in which E.ON does not exercise management control due to restrictions in the control of assets and management (“unconsolidated affiliates”) are generally accounted for under the equity method.

Companies in which E.ON has the ability to exercise significant influence in the investees’ operations (“associated companies”) are also accounted for under the equity method. These are mainly companies in which E.ON holds an interest of between 20 and 50 percent.

•	All other share investments are accounted for under the cost method or, if they are marketable, at fair value.

      A list of all E.ON stockholdings and other interests will be filed with the Commercial Register of the Düsseldorf District Court, HRB 22 315.

      Intercompany results, sales, expenses and income, as well as receivables and liabilities between the consolidated companies are eliminated. If companies are accounted for under the equity method, intercompany results are eliminated in the consolidation process if and to the extent that the relevant underlying facts are known and significant.

Business Combinations

      Effective July 1, 2001, E.ON adopted Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” (“SFAS 141”). In accordance with SFAS 141, all business combinations are accounted for under the purchase method of accounting, whereby all assets acquired and liabilities assumed are recorded at their fair value. After adjustments to the fair values of assets acquired and liabilities assumed are made, any resulting positive differences are capitalized in the balance sheet as goodwill. Situations in which the fair value of net assets acquired is greater than the purchase price paid result in an excess that is allocated as a pro rata reduction of the balance sheet amounts. Should any such excess remain after reducing the amounts that otherwise would have been assigned to those assets, the remaining excess is recognized as a separate gain. Goodwill arising in companies for which the equity method is applied is calculated on the basis of the same principles that are applicable to fully consolidated companies.

Foreign Currency Translation

      The Company’s transactions denominated in currencies other than the euro are translated at the current exchange rate at the time of the transaction and adjusted to the current exchange rate at each balance-sheet date; any gains and losses resulting from fluctuations in the relevant currencies are included in other operating income and other operating expenses, respectively. Gains and losses from the translation of financial instruments used to hedge the value of its net investments in its foreign operations are recorded with no effect on net income as stockholders’ equity in accumulated other comprehensive income.

      The assets and liabilities of the Company’s foreign subsidiaries with a functional currency other than the euro are translated using year-end exchange rates, while the statements of income are translated using annual-average exchange rates. Significant transactions of foreign subsidiaries occurring during the fiscal year are included in the financial statements using the exchange rate at the date of the transaction. Differences arising from the translation of assets and liabilities, as well as gains or losses in comparison with the translation of prior years, are included as a separate component of stockholders’ equity and accordingly have no effect on net income.

      The following chart depicts the movements in exchange rates for the periods indicated for major currencies of countries outside the European Monetary Union (1):

		€1, Rate as of
		December 31,		€1, Annual average rate

Currencies	ISO-Code	2003	2002	2003	2002	2001

Swiss franc	CHF	1.56	1.45	1.52	1.47	1.51
British pound	GBP	0.70	0.65	0.69	0.63	0.62
Japanese yen	JPY	133.72	124.27	130.96	118.04	108.68
Swedish krona	SEK	9.08	9.16	9.12	9.16	9.26
U.S. dollar	USD	1.25	1.04	1.13	0.95	0.90

(1)	The countries within the European Monetary Union are Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain.

Presentation of Sales and Cost of Goods Sold and Services Provided

      “Public utility sales” and “Cost of goods sold — Public utility” are shown separately in the Consolidated Statements of Income and include the total sales and cost of goods sold of the reportable segments E.ON Energie AG (“E.ON Energie”), Munich, Germany and Powergen Limited (“Powergen”), London, U.K.

      “Gas sales” and “Cost of goods sold — Gas” reflect the supply, transmission, storage and sale of natural gas from the reportable segment Ruhrgas AG (“Ruhrgas”), Essen, Germany, but exclude the activities of Ruhrgas Industries GmbH, which focuses on metering and industrial furnaces. These results are included in “Product sales” in the Consolidated Statements of Income.

      “Product sales” and “Cost of goods sold — Product” presented in the Consolidated Statements of Income include the activities of Degussa AG (“Degussa”), Düsseldorf, Germany, and Ruhrgas Industries GmbH in 2003, as well as those of the former subsidiary Klöckner & Co. AG (“Klöckner”), Duisburg, Germany, in 2001.

      “Other sales” and “Cost of goods sold and services provided — Other” are presented in the Consolidated Statements of Income and primarily include the activities of Viterra AG (“Viterra”), Essen, Germany, as well as consolidation effects at the Group level.

Revenue Recognition

      The Company generally recognizes revenue upon delivery of products to customers or upon fulfillment of services. Delivery has occurred when the risks and rewards associated with ownership have been transferred to the buyer, compensation has been contractually established and collection of the resulting receivable is probable. The following is a description of E.ON’s major revenue recognition policies by segment.

Core Energy Business

      Sales in the segments led by E.ON Energie, Ruhrgas and Powergen consist mainly of revenue from the sales of electricity and gas to distributors, utilities, industrial and commercial customers and end-consumers. Additional revenue is earned from the distribution of electricity and deliveries of steam and heat, as well as from sales of electricity in the U.K. under the New Electricity Trading Arrangements (“NETA”).

      Revenue from the sale of electricity and gas to distributors, utilities, industrial and commercial customers and end-consumers is recognized when earned on the basis of a contractual arrangement with the customer; it reflects the value of the volume supplied, including an estimated value of the volume supplied to customers between the date of their last meter reading and year end.

      Gains and losses on energy trading contracts are presented net in the Consolidated Statement of Income.

Degussa

      Sales are recognized, net of discounts, bonuses and rebates at the time of transfer of risk or when the services are rendered. For products, this is normally when the goods are dispatched to the customer.

Viterra

      Sales are recognized net of discounts, sales incentives, customer bonuses and rebates granted, when risk is transferred, remuneration is contractually fixed or determinable and satisfaction of the associated claims is probable.

Electricity Tax

      The electricity tax is levied on electricity delivered to end-customers by domestic utilities in Germany and Sweden and is calculated on the basis of a fixed tax rate per kilowatt-hour (kWh). This rate varies between different classes of customers.

Petroleum Tax

      The petroleum tax also includes the natural gas tax. This tax becomes due at the time of procurement or removal of the natural gas from storage facilities. The tax is calculated on the basis of the specified quantities of natural gas.

Taxes other than Income Taxes

      Taxes other than income taxes totaled €155 million in 2003 (2002: €54 million; 2001: €34 million) and consisted principally of property tax and real estate transfer tax during the periods presented.

Cost of Goods Sold and Services Provided

      Cost of goods sold and services provided primarily include cost of procured electricity and gas, the costs of materials used to produce energy, depreciation of the equipment used to generate, store and transfer energy or to produce chemical products, personnel costs directly related to generation and supply or production, and costs incurred in the purchase of services and supplies.

Selling Expenses

      Selling expenses include all expenses incurred in connection with the sale of energy and chemical products. These primarily include personnel costs and other sales-related expenses of the regional utilities and other retail operations in E.ON’s energy business, as well as expenses incurred in relation to the packaging and distribution of goods.

Administrative Expenses

      Administrative expenses primarily include the personnel costs for those employees who do not work in the areas of production and sales, as well as the depreciation of administration buildings.

Accounting for Sales of Stock of Subsidiaries or Associated Companies

      If the sale of stock of a subsidiary or associated company to a third party leads to a reduction in E.ON’s ownership share of the relevant company (“dilution”), in accordance with SEC Staff Accounting Bulletin (“SAB”) 51, “Accounting for Sales of Stock of a Subsidiary” (“SAB 51”), gains and losses from these dilutive transactions will be included in the income statement under other operating income or expenses.

Advertising Costs

      Advertising costs are expensed as incurred and totaled €138 million in 2003 (2002: €223 million; 2001: €272 million).

Research and Development Costs

      Research and development costs are expensed as incurred, and recorded as other operating expenses.

Earnings Per Share

      Earnings per share (“EPS”) are computed in accordance with SFAS No. 128, “Earnings per Share” (“SFAS 128”). Basic EPS is computed by dividing consolidated net income by the weighted average number of ordinary shares outstanding during the relevant period. The computation of diluted EPS is identical to basic EPS, as E.ON AG does not have any dilutive securities.

Goodwill and Other Intangible Assets

Goodwill

      Effective for fiscal years beginning after December 15, 2001, SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), requires that goodwill no longer be periodically amortized, but rather be tested for impairment at the reporting unit level on an annual basis. Goodwill must be evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired. The Company has identified its reporting units as the operating units one level below its reportable segments.

      The testing of goodwill for impairment involves two steps:

•	The first step is to compare each reporting unit’s fair value with its carrying amount including goodwill. If a reporting unit’s carrying amount exceeds its fair value, this indicates that its goodwill may be impaired and the second step is required.

•	The second step is to compare the implied fair value of the reporting unit’s goodwill with the carrying amount of its goodwill. The implied fair value of goodwill is computed by allocating the reporting unit’s fair value to all of its assets and liabilities in a manner that is similar to a purchase price allocation in a business combination in accordance with SFAS 141. The remainder after this allocation is the implied fair value of the reporting unit’s goodwill. If this fair value of goodwill is less than its carrying value, the difference is recorded as an impairment.

      The annual testing of goodwill for impairment at the reporting unit level, as required by SFAS 142, is carried out in the fourth quarter of each year.

      When the Company adopted SFAS 142 in 2002, it performed a transitional impairment test that resulted in no impairment and recognized existing negative goodwill in income. This reflected a change in accounting principles and was therefore recognized separately in the Consolidated Statement of Income for 2002.

Intangible Assets Not Subject to Amortization

      SFAS 142 also requires that intangible assets other than goodwill be amortized over their useful lives unless their lives are considered to be indefinite. Any intangible asset that is not subject to amortization must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test for intangible assets with indefinite lives consists of a comparison of the fair value of the asset with its carrying value. Should the carrying value exceed the fair value, an impairment loss equal to the difference is recognized in other operating expenses.

Intangible Assets Subject to Amortization

      Intangible assets subject to amortization are classified into marketing-related, customer-related, contract-based, and technology-based, all of which are valued at cost and amortized using the straight-line method over their expected useful lives, generally for a period between 5 and 25 years.

      Intangible assets with definite lives subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

      Please see Note 11 a) for additional information about goodwill and intangible assets.

Property, Plant and Equipment

      Property, plant and equipment are valued at historical or production costs, including asset retirement costs to be capitalized, and depreciated over their expected useful lives, as summarized in the following table.

Useful Lives of Property, Plant and Equipment

Buildings	10 to 50 years
Power plants
Conventional components	10 to 60 years
Nuclear components	up to 25 years
Hydroelectric power stations and other facilities used to generate renewable energy	10 to 50 years
Equipment, fixtures, furniture and office equipment	3 to 25 years
Technical equipment for storage, distribution and transmission of energy	15 to 65 years

      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized in accordance with SFAS 144 when a long-lived asset’s carrying amount exceeds its fair value. In such cases, the carrying value of such an impaired asset is written down to its fair value. If necessary, the remaining useful life of the asset is correspondingly revised.

      Interest on debt apportioned to the construction period of qualifying assets is capitalized as a part of their cost of acquisition or construction. The additional cost is depreciated over the expected useful life of the related asset, commencing on the completion or commissioning date.

      Repair and maintenance costs are expensed as incurred.

Leasing

      Leasing transactions are classified according to the lease agreements which specify the benefits and risks associated with the leased property. E.ON concludes some agreements in which it is the lessor and other agreements in which it is the lessee.

      Leasing transactions in which E.ON is the lessee are defined as capital leases or operating leases. In a capital lease, E.ON receives the economic benefit of the leased property and recognizes the asset and associated liability on its balance sheet. All other transactions in which E.ON is the lessee are classified as operating leases. Payments made under operating leases are recorded as an expense.

      Leasing transactions in which E.ON is the lessor and the lessee enjoys the benefits and bears the risks of the leased property are classified as sales-type leases or direct financing leases. In these two types of leases, E.ON records the present value of the minimum lease payments as a receivable. The lessee’s payments to E.ON are allocated between a reduction of the lease obligation and interest income. All other transactions in which E.ON is the lessor are categorized as operating leases. E.ON records the leased property as an asset and the scheduled lease payments as income.

Financial Assets

      Shares in associated companies are generally accounted for under the equity method. E.ON’s accounting policies are also generally applied to its associated companies. Other share investments and debt securities that are marketable are valued in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). SFAS 115 requires that a security be accounted for according to its classification as either trading, available-for-sale or held-to-maturity. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable securities are classified as available-for-sale securities. The Company does not hold any securities classified as trading or held-to-maturity.

      Securities classified as available-for-sale are carried at fair value, with unrealized gains and losses net of related deferred taxes reported as a separate component of stockholders’ equity until realized. Realized gains and losses are recorded based on the specific identification method. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in financial earnings in the line item “Write-down of financial assets and long-term loans.”

      The residual value of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in net interest income. Realized gains (losses) on such securities are included in “Other operating income (expenses), net.” Other share investments that are non-marketable are accounted for at acquisition cost.

Inventories

      The Company values inventories at the lower of acquisition or production costs or at market value. Raw materials, products and goods purchased for resale are primarily valued at average cost. Gas inventories are valued at LIFO. The specific identification method is primarily used for real estate inventories. In addition to production materials and wages, production costs include material and production overheads based on normal capacity. Interest on borrowings is capitalized if the production activities are performed over an extended period (“qualifying assets”). The costs of general administration, voluntary social benefits and pensions are not capitalized. Inventory risks resulting from excess and obsolescence are provided for by appropriate valuation allowances.

Receivables and Other Assets

      Receivables and other assets are recorded at their nominal values. Valuation allowances are provided for identified individual risks for these items, as well as for long-term loans. If the loss of a certain part of the receivables is probable, valuation allowances are provided to cover the expected loss.

Discontinued Operations and Assets Held for Sale

      SFAS 144 requires that not only a reportable segment of a business, but also a substantial component of an entity that either has been disposed of or is classified as held for sale, must be reported as a discontinued operation if certain criteria are met. Gains or losses from the disposal and the operations of components classified as discontinued operations are included in “Income/(Loss) from discontinued operations”; prior-year figures are adjusted accordingly. Cash flows to and from discontinued operations are not included in the Consolidated Statement of Cash Flows. E.ON has not reclassified the prior-year balance-sheet accounts attributable to discontinued operations, as this is not required by SFAS 144.

      If assets are identified as held for sale, they are not depreciated but are accounted for at fair value. If the fair value of such assets, less selling costs, is less than the residual value of the assets, a loss is recognized immediately. Fair value is determined based on the assets’ discounted cash flows. The underlying interest rate that management deems reasonable for the calculation of such discounted cash flows is contingent on the type of property and prevailing market conditions. Appraisals and, if appropriate, current estimated net sales proceeds from pending offers, are also considered.

Investments in short-term securities

      Deposits at banking institutions and available-for-sale securities that management does not intend to hold long-term with original maturities greater than three months are classified as investments in short-term securities. Unrealized gains and losses in these investments are reported net of related deferred taxes as a separate component of stockholders’ equity. Realized gains and losses, as well as unrealized losses that are other than temporary, are recognized in “Other operating income (expenses), net.”

Cash and Cash Equivalents

      Cash and cash equivalents with an original maturity of three months or less include checks, cash on hand, balances in Bundesbank accounts and at other banking institutions. Included herein are also securities with an original maturity of three months or less.

Stock-Based Compensation

      The stock-based compensation plans are accounted for on the basis of their intrinsic values as stipulated in SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), in combination with FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (“FIN 28”). The corresponding expense is recognized in the Consolidated Statement of Income.

U.S. Regulatory Assets and Liabilities

      Accounting for E.ON’s regulated utility businesses, Louisville Gas and Electric Company and Kentucky Utilities Company (collectively “LG&E Energy”), Louisville, Kentucky, U.S., conforms with U.S. generally accepted principles as applied to regulated public utilities in the United States. These entities are subject to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (“SFAS 71”), under which costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery of such costs from customers in future rates approved by the relevant regulator. Likewise, certain credits that would otherwise be reflected as income are deferred as regulatory provisions. LG&E Energy’s current or expected recovery of deferred costs and expected return of deferred credits is generally based on specific ratemaking decisions or precedent for each item.

      LG&E Energy currently earns a return on all regulatory assets except for certain assets that have separate rate mechanisms providing for recovery within twelve months. Additionally, no current return is earned on the asset retirement obligation (“ARO”) regulatory asset. This regulatory asset will be offset against the associated regulatory liability, ARO asset and ARO liability at the time the underlying asset is retired.

      U.S. regulatory assets and provisions are included in “Operating receivables and other operating assets” and “Other provisions,” respectively.

Provisions for Pensions

      The valuation of pension liabilities is based on actuarial computations using the projected unit credit method in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”). The interpretation of the Emerging Issues Task Force (“EITF”) Issue 03-4 (“EITF 03-4”), “Determining the Classification and Benefit Attribution Method for a “Cash Balance’ Pension Plan,” has been adopted for pension plans of the type described therein. The expanded disclosure requirements outlined in SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132” revised 2003), were followed by E.ON for all domestic and foreign pension plans.

Other Provisions and Liabilities

      Other provisions and liabilities are recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.

      SFAS 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), requires that, for fiscal years beginning after June 15, 2002, the fair value of a liability arising from the retirement or disposal of an asset be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. When the liability is recorded, the Company must capitalize the costs of the liability by increasing the carrying amount of the long-lived asset. In subsequent periods, the liability is accreted to its present value and the carrying amount of the asset is depreciated over its useful life. Provisions for nuclear decommissioning costs are based on external studies and are continuously updated. Other provisions for the retirement or decommissioning of long-lived assets are based on estimates of the amount needed to fulfill the obligations.

      SFAS 143 requires that changes to these estimates be made, particularly when there are deviations from original cost estimates or changes to the payment schedule or the level of the relevant obligation. The liability must be adjusted in the case of both negative and positive changes to estimates (i.e. when the liability is less or greater than the accreted prior-year liability less utilization). Such an adjustment is usually made without affecting net income, and with a corresponding adjustment to fixed assets. Provisions for liabilities are accreted annually at the same interest rate that was used to establish fair value. The interest rate for existing liabilities will not be changed in future years. For new liabilities, as well as for increases in fair value due to changes in estimates that are treated like new liabilities, the interest rate to be used for subsequent valuations will be the interest rate that was valid at the time the new liability was incurred or the change in estimate occurred.

      The Company’s initial application of SFAS 143 on January 1, 2003 resulted in an increase of €1,370 million in the existing provisions for the retirement or decommissioning of fixed assets. Net book values of long-lived assets were increased by €262 million through capitalization of asset retirement costs. Also posted were receivables in the amount of €360 million from the Swedish national fund for nuclear waste management (see Note 23) and in the amount of €14 million for a U.S. regulatory asset. A net effect of €448 million after deferred taxes (€734 million before deferred taxes) arising from the adoption of SFAS 143 is reported in the Consolidated Statement of Income as a cumulative effect of changes in accounting principles. Interest resulting from the accretion of asset retirement obligations in the amount of €486 million for 2003 is shown in financial earnings.

      FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain guarantees. It also expands the scope of the disclosures made concerning such guarantees. Note 25 contains additional information on significant guarantees that have been entered into by E.ON.

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

SFAS 109 also requires the recognition of the future tax benefits of net operating loss carryforwards. A valuation allowance is established when it is more likely than not that the deferred tax assets will not be realized.

      Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date. The deferred taxes for German companies during the reporting year were generally calculated using a tax rate of 39 percent (2002: 39 percent, 2001: 39 percent) on the basis of a federal statutory rate of 25 percent for corporate income tax, a solidarity surcharge of 5.5 percent on corporate tax, and the average trade tax rate applicable for E.ON. Because of the enactment in Germany of the Flood Victims Solidarity Act (“Flutopfersolidaritätsgesetz”) of 2002, temporary differences recorded in 2002, and reversed in 2003, were calculated using a tax rate of 40 percent. Foreign subsidiaries use applicable national tax rates.

      Note 7 shows the major temporary differences so recorded.

Derivative Instruments and Hedging Activities

      SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 — an amendment of FASB Statement No. 133” (“SFAS 137”) and SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 138”), as well as the interpretations of the Derivatives Implementation Group (“DIG”), are applied as amended by SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 133 contains accounting and reporting standards for hedge accounting and for derivative financial instruments, including certain derivative financial instruments embedded in other contracts.

      Instruments commonly used are foreign currency forwards, swaps and options, interest-rate swaps and cross-currency swaps, as well as electricity, gas, coal and oil-related forwards and options, both physically and financially settled. Equity options and swaps are entered into to cover stock price risks. As part of conducting operations in commodities, derivatives are also entered into for trading purposes. Income and losses from these derivatives are shown net in the Consolidated Statement of Income.

      SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the Consolidated Balance Sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in net income or stockholders’ equity (as a component of “Accumulated other comprehensive income”; “OCI”).

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

      For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) is recorded in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is reported in stockholders’ equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period or periods during which the transaction being hedged affects earnings. For hedging instruments used to establish cash flow hedges, the change in fair value of the ineffective portion is recorded in current earnings. To hedge the foreign currency risk arising from the Company’s net investment in foreign operations, derivative as well as non-derivative financial instruments are used. Gains or losses due to fluctuations in market rates are recorded in the cumulative translation adjustment within stockholders’ equity as a currency translation adjustment in accumulated other comprehensive income.

      Fair values of derivative instruments are classified as operating assets or liabilities. Changes in fair value of derivative instruments affecting income are classified as other operating income or expenses. Realized gains and losses of derivative instruments relating to sales of the Company’s products are principally recognized in sales or cost of goods sold.

      Please see Note 28 for additional information regarding the Company’s use of derivative instruments.

Consolidated Statement of Cash Flows

      The Consolidated Statement of Cash Flows is classified by operating, investing and financing activities pursuant to SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”). Cash flows from and to discontinued operations are not included in the Consolidated Statement Of Cash Flows, and prior-year figures are adjusted accordingly. The separate line item, “Other non-cash income and expenses,” mainly comprises undistributed income from companies valued at equity. Effects of changes in the scope of consolidation are shown in investing activities, but have been eliminated from operating and financing activities. This also applies to valuation changes due to exchange rate fluctuations, whose impact on cash and cash equivalents is separately disclosed.

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

Use of Estimates

      The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts as of the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

      Certain reclassifications to the prior years’ presentation have been made to conform with the current year presentation.

New Accounting Pronouncements

      FIN 46, published in January 2003, sets out the consolidation and reporting requirements for variable interest entities if there is the possibility of E.ON exerting significant economic influence on the entity. FIN 46 requires companies to consolidate such entities not only on the basis of voting control, but also if the interest in a variable interest entity (“VIE”) results in the Company being the primary beneficiary for economic purposes. The requirement to disclose certain information also exists when the Company has a significant economic interest (variable interest) in a VIE without being the primary beneficiary. FIN 46 is applicable immediately for entities created after January 31, 2003. For entities created before February 1, 2003, FIN 46 is applicable no later than the reporting period ending after December 15, 2003. E.ON has included all VIEs identified as such with effect on July 1, 2003. The negative effect arising from the adoption of FIN 46, totaling €50 million as of July 1, 2003, is reported as a cumulative effect of changes in accounting principles in the Consolidated Statements of Income.

      In December 2003, a revised version of the interpretation was published as “FIN 46 revised.” The revised version will be applied by E.ON beginning in the first quarter of 2004. No significant effects on the Company’s assets, financial condition or results are expected to result from these changes. Note 3 contains further information on the application of FIN 46.

(3) Scope of Consolidation

      Changes to the scope of consolidation in the reporting year are listed below:

Scope of Consolidation	Domestic	Foreign	Total

Consolidated companies as of December 31, 2002	273	751	1,024
Additions	49	90	139
Disposals	(134)	(432)	(566)

Consolidated companies as of December 31, 2003	188	409	597

      As a result of the first-time application of FIN 46, two jointly managed electricity generation companies, two real estate leasing companies and two companies managing investments were fully consolidated in the Consolidated Financial Statements effective July 1, 2003. Another VIE for the management and disposal of real estate has been fully consolidated since the underlying contractual relationship became effective in 2003. As of December 31, 2003, these companies have total assets and liabilities of approximately €1,564 million and a loss for the 2003 fiscal year of €25 million before consolidation. €113 million of the VIE’s fixed assets serve as security for financial leasing and bank credits. There are no substantial limitations on the recourse of creditors of the consolidated VIEs to the assets of the consolidating companies. The negative effect of the adoption of FIN 46 in the amount of €50 million is accounted for in the Consolidated Statement of Income as a cumulative effect of changes in accounting principles.

      In addition, the Company has had contractual relationships with another leasing company in the energy sector since July 1, 2000. The Company is not the primary beneficiary of this VIE. This entity has total assets of €148 million and earnings of €27 million as of December 31, 2003. E.ON’s maximum exposure to loss related to the association with this VIE is €21 million. It is considered unlikely that these losses will be realized.

      The extent of E.ON’s interest in another VIE, which has been in existence since 2001 and will terminate in 2005, cannot be assessed in accordance with the FIN 46 criteria due to insufficient information. This entity handles the liquidation of assets from operations that have already been sold. Original assets and liabilities were €127 million. No adverse future impact on income is expected from the operation of this entity.

      Edenderry Power Limited (“Edenderry”), Edenderry, Ireland, which was acquired in the context of the acquisition of Ruhrgas and fully consolidated as of July 1, 2003, was reported by the Company as a discontinued operation in the third quarter of 2003, as it was placed on the market for strategic reasons. However, efforts to complete a sale were halted in the fourth quarter because the offers received were not satisfactory, and Edenderry is therefore reported as a continuing operation for the period since its acquisition.

      In 2003, a total of 116 domestic and 88 foreign associated and other companies were valued at equity (2002: 132 domestic and 90 foreign). See Note 4 for additional information on significant acquisitions, disposals and discontinued operations.

(4) Acquisitions, Disposals and Discontinued Operations

      All acquisitions and disposals are consistent with the Company’s strategy of focusing on and expanding its electricity and gas operations.

Acquisitions in 2003:

Significant Acquisitions in 2003

E.ON AG

Ruhrgas

      The acquisition of Ruhrgas in 2003 was a significant element in the strategy of strengthening E.ON as an integrated electricity and gas company.

      On January 31, 2003, E.ON reached an out-of-court settlement with nine companies that had filed appeals in State Superior Court in Düsseldorf, Germany, against the ministerial approval of the Ruhrgas takeover. All appeals were withdrawn. This allowed E.ON to expand its 38.5 percent holding in Ruhrgas as of December 31, 2002, through the subsequent acquisition of the shares belonging to Bergemann GmbH (“Bergemann”), Essen, Germany, thereby acquiring a majority of the shares of Ruhrgas. By the beginning of March 2003, the remaining shares of Ruhrgas had been acquired. The total purchase price amounted to €10.2 billion.

      Ruhrgas was fully consolidated in the Consolidated Financial Statements as of February 1, 2003. Goodwill in the amount of €2.9 billion resulted from the purchase price allocation. For further information regarding intangible assets, please see Note 11 a).

      The following table provides details of a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of Ruhrgas at the date of acquisition:

February 1,
€ in millions	2003

Intangible assets	651
Property, plant and equipment	4,191
Financial assets	4,843
Non-fixed assets	6,042
Other assets	200

Total assets	15,927

Accrued liabilities	(2,098)
Liabilities	(4,702)
Other liabilities (including minority interests)	(1,854)

Total liabilities	(8,654)

Net assets (excluding goodwill)	7,273

      The following condensed pro forma consolidated results of operations of the E.ON Group are presented as if the complete acquisition of Ruhrgas had taken place as of January 1, 2003 and January 1, 2002, respectively, and as if the acquisitions of Powergen and the U.K. retail operations of TXU Europe Group plc (“TXU Europe”), Ipswich, U.K., had taken place on January 1, 2002 and January 1, 2001, respectively (for further details on these transactions, please see page F-22). Adjustments to E.ON’s historical information have been made for the acquirees’ results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization and related tax effects resulting from the purchase price allocation. The pro forma figures also include adjustments to include interest costs determined on the basis of E.ON’s average interest rate for external debt, taking into consideration the respective financing structures.

	2003	2002	2001
€ in millions	unaudited	unaudited	unaudited

Net sales	43,883	53,013	52,922
Income before changes in accounting principles	5,147	3,340	2,643
Net income	4,717	3,531	2,590
Earnings per share (in €)	7.21	5.42	3.84

      This unaudited pro forma information is not necessarily indicative of what the actual combined results of operations might have been had the acquisitions occurred at the beginning of the respective periods presented.

Other Acquisitions in 2003

E.ON Energie

Graninge

      Beginning in November 2003, following approval by the relevant cartel authorities, E.ON Energie increased its indirect stake in Graninge AB (“Graninge”), Sollefteå, Sweden, (which it holds through its majority-owned subsidiary Sydkraft AB (“Sydkraft”)) from 36.3 percent as of December 31, 2002 to a total of 79.0 percent as of December 31, 2003. The acquisition costs for the stake acquired in 2003 amounted to €628 million. Graninge, a Swedish electric company, was fully consolidated as of November 1, 2003. Goodwill in the amount of €175 million resulted from the preliminary purchase price allocation.

      To comply with Swedish stock exchange law, a public takeover offer valid until January 16, 2004 had to be made to the remaining Graninge shareholders following this acquisition of a majority interest. Following expiration of this offer, the stake in Graninge increased to 97.5 percent. The purchase price for the Graninge shares acquired in 2004 was approximately €270 million.

JME/JCE

      By the end of September 2003, E.ON Energie had, through a series of transactions, acquired a majority stake in Jihomoravská energetika a.s. (“JME”), Brno, Czech Republic, and in Jihoceská energetika a.s. (“JCE”), Ceské Budéjovice, Czech Republic. These transactions increased the Company’s interest in JME from 45.0 percent to 85.7 percent and in JCE from 13.6 percent to 84.7 percent. The total aggregate purchase price amounted to €207 million. The acquisition process also entailed E.ON’s sale of non-controlling interests in the Czech regional utilities Západoceská energetika a.s. (“ZCE”), Plzen, Czech Republic and Vychodoceská energetika a.s. (“VCE”), Hradec Kralove, Czech Republic. The total sales price amounted to €206 million, resulting in a gain of €2 million.

      JME and JCE were fully consolidated as of October 1, 2003. Goodwill in the amount of €152 million resulted from the preliminary purchase price allocation.

Disposals and Discontinued Operations in 2003:

Significant Disposals in 2003

E.ON AG

Degussa

      Effective January 31, 2003, E.ON sold 18.1 percent of the capital stock of Degussa to RAG Aktiengesellschaft (“RAG”), Essen, Germany, pursuant to a public takeover offer. The sale price amounted to €1,413 million and resulted in a total gain of €276 million. However, as E.ON holds a 39.2 percent stake in RAG, the share of the gain recorded in the Consolidated Statement of Income was €168 million. E.ON continues to hold a 46.5 percent interest in Degussa, which has been accounted for at equity in the Consolidated Financial Statements thereafter. Degussa is jointly managed by E.ON and RAG pursuant to the shareholders’ agreement of May 20, 2002.

      In addition, E.ON and RAG have entered into a forward contract according to which RAG will purchase an additional 3.6 percent of Degussa by May 31, 2004, to secure a 50.1 percent holding in the company.

Bouygues Telecom

      In January 2003, E.ON entered into an agreement with the Bouygues Group, Paris, France, on the two-step disposal of E.ON’s 15.9 percent interest in Bouygues Telecom S.A. (“Bouygues Telecom”), Boulogne-Billancourt, France, the third-largest cellular phone company in France. In the first quarter of 2003, E.ON realized a gain of €294 million from the first step, the sale of 5.8 percent of Bouygues Telecom’s shares at a price of €394 million. In October, the Bouygues Group exercised a call option to purchase the remaining 10.1 percent interest in Bouygues Telecom by December 30, 2003, at a price of €692 million. A further gain of €546 million was realized on this transaction.

      The gains from the disposal of the Degussa and Bouygues Telecom shares are accounted for under “Other operating income.” Please see Note 5 for further details.

E.ON Energie/Ruhrgas

      The ministerial approval of the acquisition of Ruhrgas of July 5, 2002, (amended September 18, 2002) includes, among other requirements, the requirement that E.ON dispose of the following interests by February 2004:

•	Bayerngas GmbH (“Bayerngas”), Munich, Germany (held by E.ON Energie (22.0 percent) and Ruhrgas (22.0 percent))

•	Gelsenwasser AG (“Gelsenwasser”), Gelsenkirchen, Germany (E.ON Energie (80.5 percent))

•	swb AG (“swb”), Bremen, Germany (E.ON Energie (22.0 percent) and Ruhrgas (10.4 percent))

•	Verbundnetz Gas AG (“VNG”), Leipzig, Germany (E.ON Energie (5.3 percent) and Ruhrgas (36.8 percent))

•	EWE Aktiengesellschaft (“EWE”), Oldenburg, Germany (E.ON Energie (27.4 percent))

Bayerngas

      At the end of July 2003, E.ON Energie and Ruhrgas entered into sales contracts on the disposal of their Bayerngas holdings. Each company had a 22.0 percent interest in Bayerngas. The city of Landshut, Germany, and the municipal utilities of the German cities of Munich, Augsburg, Regensburg and Ingolstadt purchased the shares in the fourth quarter of 2003 upon receipt of the required approvals by the responsible committees and the German Federal Ministry of Economics and Labor. E.ON realized a gain of €22 million on the complete sale, at a price of €127 million. No gain was realized on the sale of the Bayerngas shares held by Ruhrgas, as these shares had been recorded at their fair value at the time of E.ON’s consolidation of Ruhrgas.

Gelsenwasser

      In September 2003, E.ON Energie sold its 80.5 percent interest in Gelsenwasser to a joint venture company owned by the municipal utilities of the German cities of Dortmund and Bochum. Further information can be found under “Discontinued Operations in 2003” below.

swb

      In November 2003, E.ON Energie sold its 100 percent interest in E.ON Energiebeteiligungs-Gesellschaft mbH (“E.ON Energiebeteiligungs-Gesellschaft”), Munich, Germany, to EWE for €305 million. E.ON Energiebeteiligungs-Gesellschaft held 32.4 percent of the shares of swb (comprising all of the shares previously held by E.ON Energie and Ruhrgas). The gain of €85 million resulting from the sale pertains solely to the portion held by E.ON Energie, because the swb shares held by Ruhrgas were recorded at their fair value at the time of E.ON’s consolidation of Ruhrgas.

VNG/EWE

      Contracts for the sale of E.ON’s interests in VNG and EWE were concluded in December 2003. Completion of the sales was conditional on approval of the companies’ respective boards (which have been obtained) and regulatory approvals. The disposals were completed in January 2004 (see Note 33).

Discontinued Operations in 2003

      The sales of E.ON’s former VEBA Oel and MEMC segments, which took place in 2002 and 2001, respectively, but had not been finalized as of the end of 2002, are being reported in 2003 under discontinued operations, in accordance with SFAS 144. Viterra and Powergen also disposed of certain operations and assets. In addition, as part of the requirements included in the ministerial approval for the acquisition of Ruhrgas, E.ON Energie classified its interest in Gelsenwasser as an asset held for sale. Amounts in the Consolidated Statements of Income and the Consolidated Statements of Cash Flows for 2003 and 2002, including the notes thereto, have been adjusted to reflect these discontinued operations.

      Beginning on the date of reclassification as a discontinued operation, the net income from operations and the gains or losses from disposals are both reported under “Income (Loss) from discontinued operations, net” in the accompanying Consolidated Statements of Income. For financial reporting purposes, the assets and liabilities of the disposal groups held for sale are classified in the accompanying Consolidated Balance Sheets in “Assets of disposal groups” and “Liabilities of disposal groups.”

E.ON AG

VEBA Oel

      In 2002, E.ON realized a preliminary sales price of approximately €2.8 billion for 100 percent of the shares of VEBA Oel AG (“VEBA Oel”), Gelsenkirchen, Germany, pursuant to an agreement E.ON entered into with BP plc. (“BP”), London, U.K., in July 2001. The final sales price payable under the contract depended on numerous conditions and settlement modalities, and especially on the proceeds BP would generate from the sale of VEBA Oel’s exploration and production businesses. In view of the political conditions in Venezuela at that time, it was not possible to sell the Venezuelan operations. In April 2003, E.ON and BP therefore agreed on a final purchase price for VEBA Oel — without impact on the customary indemnifications. This resulted in a total price of approximately €2.9 billion for VEBA Oel, with E.ON posting a book gain from the sale in the 2002 fiscal year, followed by a loss of €35 million in 2003.

€ in millions	2003	2002	2001

Sales	—	1,703	26,422
Gain on disposal, net	(35)	1,367	—
Other income (expenses), net	—	(1,284)	(25,565)

Income from continuing operations before income taxes and minority interests	(35)	1,786	857
Income taxes	(2)	(5)	(556)
Minority interests	—	3	(6)

Income from discontinued operations	(37)	1,784	295

MEMC

      On September 30, 2001, E.ON entered into an agreement to sell its silicon wafer operations to the Texas Pacific Group (“TPG”), Fort Worth, Texas, U.S. The symbolic price of USD 6.00 was paid for E.ON’s 71.8 percent interest and shareholder loans in MEMC Electronic Materials, Inc. (“MEMC”), St. Peters, Missouri, U.S. The transaction closed on November 13, 2001. The final purchase price was subject to adjustment if MEMC met certain predefined operating objectives for 2002. In August 2003 E.ON and the purchaser reached agreement on the purchase price, and the result was a net gain from discontinued operations of €14 million.

E.ON Energie

Gelsenwasser

      In September 2003, E.ON Energie sold its 80.5 percent interest in Gelsenwasser to a joint venture company owned by the municipal utilities of the German cities of Dortmund and Bochum for €835 million. This resulted in a gain of €418 million. The sale brought E.ON a step closer to fulfilling the ministerial approval requirements for the acquisition of Ruhrgas, as previously mentioned in connection with the disposal activities of 2003.

      The following table provides details of selected financial information from the discontinued operations of E.ON Energie’s disposal group for the periods indicated:

€ in millions	2003	2002	2001

Sales	295	369	380
Gain on disposal, net	418	—	—
Other income (expenses), net	(201)	(314)	(326)

Income from continuing operations before income taxes and minority interests	512	55	54
Income taxes	(24)	(17)	(23)
Minority interests	(9)	(14)	(8)

Income from discontinued operations	479	24	23

Powergen

CRC-Evans

      CRC-Evans International Inc. (“CRC-Evans”), Houston, Texas, U.S., was a 100 percent subsidiary of LG&E Energy, acquired in 1999. The company is a provider of equipment and services for the construction and maintenance of natural gas and oil pipelines. The conditions imposed by the SEC on Powergen’s acquisition of LG&E Energy included the disposal of this business. In November 2003, LG&E Energy sold its stake in CRC-Evans for €37 million. CRC-Evans was deconsolidated as of October 31, 2003. With 2003 revenues of €73 million (2002: €54 million), this discontinued operation produced earnings before and after taxes that were well below €1 million in each of 2003 and 2002.

Viterra

Viterra Energy Services/Viterra Contracting

      At the end of 2002, Viterra Energy Services AG (“Viterra Energy Services”), Essen, Germany, was accounted for as a discontinued operation in E.ON’s Consolidated Financial Statements. In April 2003 Viterra entered into a contract to sell Viterra Energy Services to the financial investor CVC Capital Partners, and the transaction was completed in June 2003. At the beginning of 2003, Viterra Contracting GmbH (“Viterra Contracting”), Bochum, Germany, was also sold. Viterra received aggregate proceeds totaling €961 million, including approximately €112 million of assumed liabilities, and realized an aggregate gain in the amount of €641 million. Both disposals reflected Viterra’s strategy of focusing on residential real estate and real estate development.

      The table below provides aggregated details of selected financial information from the discontinued operations of Viterra for the periods indicated:

€ in millions	2003	2002	2001

Sales	202	468	423
Gain on disposal, net	641	—	—
Other income (expenses), net	(145)	(376)	(330)

Income from continuing operations before income taxes and minority interests	698	92	93
Income taxes	(17)	(39)	(31)
Minority interests	—	(1)	—

Income from discontinued operations	681	52	62

Acquisitions in 2002:

Significant Acquisitions in 2002

E.ON AG

Powergen Ltd.

      In July 2002, E.ON acquired 100 percent of the issued share capital of Powergen, an integrated utility business, for total cash consideration of €7.8 billion. The acquisition was made following a conditional offer with a fixed price to Powergen shareholders according to English law. In addition, the Company assumed €7.4 billion of debt. Goodwill in the amount of €8.9 billion resulted from the purchase price allocation. Powergen was fully consolidated as of July 1, 2002. Due to the circumstances described in Note 11 a), a goodwill impairment charge of €2.4 billion was recorded at the acquisition date.

Powergen

TXU Europe Group plc

      In October 2002, Powergen acquired the U.K.-based retail business operations of TXU Europe for total consideration of €2.2 billion. Powergen also agreed to fund working capital requirements associated with these operations in the amount of €0.4 billion. In addition to the retail business, Powergen acquired three coal-fired power plants and certain long-term gas supply contracts. Goodwill in the amount of €2.3 billion resulted from the purchase price allocation. The operations acquired from TXU Europe were fully consolidated as of October 21, 2002.

      The following table provides details of a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entities at their respective acquisition dates:

	July 1, 2002	October 21, 2002

	Powergen
€ in millions	without TXU	TXU

Intangible assets	523	714
Goodwill	8,916	2,343
Property, plant and equipment	8,164	28
Financial assets	779	—
Non-fixed assets	1,960	558

Total assets	20,342	3,643

Accrued liabilities	(9,321)	(679)
Liabilities	(3,056)	(381)
Other liabilities (including minority interests)	(136)	—

Total liabilities	(12,513)	(1,060)

Net assets	7,829	2,583

Other Acquisitions in 2002

E.ON Energie

      In 2002, E.ON Energie purchased primarily stakes in the following companies for a total of €3,449 million, with the final purchase price allocations resulting in aggregate goodwill of €1,021 million. At the end of 2002, a total of €1,425 million in goodwill had been recorded, of which €1,003 million was considered preliminary. Finalization of the purchase price allocations reduced this preliminary goodwill to €599 million.

E.ON Finland Oyj (formerly: Espoon Sähkö Oyj)

      In January and April 2002, E.ON Energie acquired a majority interest of 65.6 percent in Espoon Sähkö Oyj (“Espoon”), Espoo, Finland, in two steps. Espoon was fully consolidated as of April 1, 2002.

EAM Energie AG (formerly: Energie-Aktiengesellschaft Mitteldeutschland)

      In May 2002, E.ON Energie increased its 46.0 percent interest in Energie-Aktiengesellschaft Mitteldeutschland (“EAM”), Kassel, Germany, to a majority interest. EAM was fully consolidated as of June 1, 2002.

E.ON Wesertal Beteiligungsgesellschaft mbH (formerly: Fortum Energie GmbH)

      In June 2002, E.ON Energie purchased a 100 percent interest in E.ON Wesertal Beteiligungsgesellschaft mbH (“EWB”), Hamburg, Germany. EWB is a holding company for 100 percent of the shares of Elektrizitätswerk Wesertal GmbH (“EWW”), Hameln, Germany. Both companies were fully consolidated as of July 1, 2002.

Elektrizitätswerk Minden-Ravensberg GmbH

      In July 2002, E.ON Energie acquired a majority stake in Elektrizitätswerk Minden-Ravensberg GmbH (“EMR”), Herford, Germany, adding to its existing 25.1 percent interest in EMR as of December 31, 2001 an additional 30.1 percent interest. EMR was fully consolidated as of August 1, 2002.

      Effective January 1, 2003, EWW, EMR and PESAG, Paderborn, Germany, were merged into E.ON Westfalen Weser AG, Paderborn, Germany.

Thüga Aktiengesellschaft

      In August 2002, E.ON Energie increased its existing interest in Thüga Aktiengesellschaft (“Thüga”), Munich, Germany, to a total of approximately 87.1 percent by acquiring an additional 25.1 percent interest. Through the acquisition of Ruhrgas, E.ON acquired an additional stake in Thüga. At an extraordinary meeting of Thüga shareholders held on November 28, 2003, it was decided that E.ON AG would acquire the remaining shares held by the minority shareholders in a squeeze-out transaction pursuant to German law. The total E.ON Group stake was 96.6 percent as of December 31, 2003.

Západoslovenská Energetika a.s.

      In September 2002, E.ON Energie acquired a 49.0 percent interest in Západoslovenská Energetika a.s. (“ZSE”), Bratislava, Slovak Republic. ZSE is accounted for under the equity method.

Észak-dunántúli Áramszolgáltató Rt.

      In November 2002, E.ON Energie acquired an additional 62.9 percent stake in Észak-dunántúli Áramszolgáltató Rt. (“Édász”), Györ, Hungary. Prior to this acquisition, E.ON Energie owned 27.7 percent of Édász. Édász was fully consolidated effective December 1, 2002. An additional 7.0 percent of Édász was acquired in 2003.

Powergen

Powergen Renewables Holdings Limited

      In October 2002, Powergen acquired the remaining 50.0 percent interest in its former joint venture Powergen Renewables Holdings Limited, London, U.K., for €92 million. In addition, Powergen assumed €57 million of debt. Total goodwill of €64 million was recorded in the purchase price allocation.

Viterra

Frankfurter Siedlungsgesellschaft mbH

      On January 1, 2002, Viterra acquired an 86.3 percent interest in Frankfurter Siedlungsgesellschaft mbH (“FSG”), Frankfurt, Germany. FSG focuses on the management and the sale of residential real estate. The total purchase price amounted to €312 million. In December 2002, Viterra sold a 0.2 percent interest in FSG to an investor. Viterra’s ownership interest amounted to 86.1 percent as of December 31, 2002. In January 2003,

Viterra acquired an additional 13.7 percent interest in FSG for a price of €49 million, giving Viterra a 99.8 percent interest in the company. No amounts were assigned to goodwill and intangible assets during the purchase price allocations.

Disposals and Discontinued Operations in 2002:

Significant Disposals in 2002

E.ON AG

Orange S.A.

      In June 2002, E.ON exercised its put option to sell all of its shares in Orange S.A. (“Orange”), Paris, France, to France Télécom S.A. (France Télécom), Paris, France. The exercise price was €9.25 per share. E.ON received approximately €950 million in the transaction. E.ON had received the Orange shares as part of the purchase price for its interest in the Swiss operations of Orange Communications S.A. (“Orange Communications”), Lausanne, Switzerland, which it sold to France Télécom in November 2000. The sale resulted in a net loss of €103 million.

Schmalbach-Lubeca AG

      In December 2002, AV Packaging GmbH (“AV Packaging”), Munich, Germany, a joint venture of Allianz Capital Partners, Munich, Germany, and E.ON AG, entered into an agreement to sell Schmalbach-Lubeca AG (“Schmalbach-Lubeca”), Ratingen, Germany to Ball Corporation, Indiana, U.S., a packaging manufacturer, for €1.2 billion. In July 2002, Schmalbach-Lubeca had sold its PET and White Cap business units to the Australian packaging manufacturer Amcor Ltd., Abbotsford, Victoria, Australia, for about €1.8 billion. The resulting net gain on the disposals was €558 million, which was recognized in income from companies accounted for at equity. In 2003, €42 million was charged against income from continuing operations because of subsequent purchase price adjustments.

E.ON Energie

      In 2002, the following transactions of E.ON Energie resulted in a total gain of €286 million:

Rhenag Rheinische Energie Aktiengesellschaft

      In January 2002, E.ON Energie split up the partnership that owned shares in Rhenag Rheinische Energie Aktiengesellschaft (“Rhenag”), Cologne, Germany. The net gain on this transaction was €184 million.

Watt AG

      In July 2002, E.ON Energie sold its entire 24.5 percent interest in Watt AG (“Watt”), Dietikon, Switzerland, for €429 million.

Discontinued Operations in 2002

      In 2002, the Company discontinued the operations of its former Oil, Distribution/ Logistics and Aluminum business segments, following its disposal of VEBA Oel, Stinnes AG (“Stinnes”), Mülheim an der Ruhr, Germany, and VAW aluminium AG (“VAW”), Bonn, Germany. These segments were accounted for as discontinued operations in accordance with SFAS 144. In addition, Degussa AG and Viterra either disposed of or classified certain businesses as held for sale in 2002 and, accordingly, presented the related results of these operations as discontinued.

E.ON AG

VEBA Oel AG

      In July 2001, E.ON AG and BP entered into an agreement pursuant to which BP agreed to acquire a 51.0 percent stake in VEBA Oel, then a 100 percent subsidiary of E.ON AG, through a capital increase. The agreement also provided E.ON with a put option that allowed it to sell the remaining 49.0 percent of shares in VEBA Oel to BP at any time from April 1, 2002. In December 2001, the German Federal Cartel Office (“Bundeskartellamt”) cleared the transaction. The capital increase took place on February 7, 2002, in which BP contributed approximately €2.9 billion. Simultaneous to this capital increase, intercompany loans granted to VEBA Oel in the amount of €1.9 billion were repaid. Prior to this, VEBA Oel, on January 29, 2002, sold its entire exploration and production business to Petro-Canada Limited, Alberta, Canada, for approximately €2.4 billion. As of June 30, 2002, E.ON AG exercised its put option and sold the remaining 49.0 percent of VEBA Oel to BP, receiving approximately €2.8 billion.

      For details of selected income statement information, please see the presentation under discontinued operations for 2003 above.

Stinnes AG

      In July 2002, E.ON completed negotiations with Deutsche Bahn AG (“Deutsche Bahn”), Berlin, Germany, on the sale of its 65.4 percent shareholding in Stinnes as part of a public takeover offer by Deutsche Bahn. The proceeds from this sale were €1.6 billion. Stinnes was deconsolidated as of September 30, 2002.

      The table below provides details of selected income statement information from the discontinued operations of the Distribution/ Logistics segment for the periods indicated:

€ in millions	2002	2001

Sales	8,840	12,270
Gain on disposal, net	588	—
Other income (expenses), net	(8,638)	(12,029)

Income from continuing operations before income taxes and minority interests	790	241
Income taxes	(125)	(89)
Minority interests	(62)	(57)

Income from discontinued operations	603	95

VAW AG

      On January 6, 2002, E.ON entered into a share purchase agreement with Norsk Hydro ASA , Oslo, Norway, to sell 100 percent of its shares and shareholder loans in VAW. The sales price for the 100 percent interest, the shareholder loans and other interest-bearing loans amounted to €3.1 billion. VAW was deconsolidated as of March 15, 2002.

      The net gain on disposal of €893 million does not include the reversal of VAW’s negative goodwill of €191 million, as this amount was required to be recognized as income from a change in accounting principles upon adoption of SFAS 142 on January 1, 2002.

      The table below provides details of selected income statement information from the discontinued operations of the Aluminium segment for the periods indicated:

€ in millions	2002	2001

Sales	807	3,814
Gain on disposal, net	893	—
Other income (expenses), net	(763)	(3,463)

Income from continuing operations before income taxes and minority interests	937	351
Income taxes	(10)	(74)
Minority interests	—	(3)

Income from discontinued operations	927	274

Degussa AG

      In accordance with Degussa’s program of divesting non-core businesses in order to focus on specialty chemicals, the following operations were sold in 2002 for aggregate proceeds of €866 million and classified as discontinued operations:

•	In January 2002, Degussa sold the companies that had conducted its gelatin activities to Sobel N.V., Eindhoven, The Netherlands. The gelatin activities were deconsolidated as of February 10, 2002.

•	In February 2002, Degussa sold its persulfate operations to Unionchimica Industriale S.p.A., Bergamo, Italy. The persulfate operations were deconsolidated as of March 31, 2002.

•	In February 2002, Degussa sold its textile additives activities to Giovanni Bozzetto S.p.A., Milan, Italy. The textile additives activities were deconsolidated as of February 28, 2002.

•	In April 2002, Degussa sold SKW Piesteritz Holding GmbH (“SKW Piesteritz”), Piesteritz, Germany, to A&A Stickstoff Holding AG, Binningen, Switzerland. SKW Piesteritz was deconsolidated as of June 30, 2002.

•	In June 2002, Degussa sold Degussa Bank GmbH (“Degussa Bank”), Frankfurt am Main, Germany, to the Allgemeine Deutsche Direktbank AG, Frankfurt am Main, Germany. Degussa Bank was deconsolidated as of June 30, 2002.

•	In August 2002, Degussa sold Viatris GmbH & Co. KG (“Viatris”), Frankfurt am Main, Germany, to Advent International Corporation, Boston, Massachusetts, U.S. Viatris was deconsolidated as of September 30, 2002.

•	In December 2002, Degussa sold Zentaris AG (“Zentaris”), Frankfurt am Main, Germany, to Æterna Laboratories Inc., Quebec, Canada. Zentaris was deconsolidated as of December 31, 2002.

      The following table provides details of selected financial information from the discontinued operations of Degussa’s disposal groups for the periods indicated:

€ in millions	2002	2001

Sales	410	1,061
Loss on disposal, net	(93)	—
Other income (expenses), net	(388)	(1,037)

Income from continuing operations before income taxes and minority interests	(71)	24
Income taxes	(59)	(14)
Minority interests	46	(4)

Loss from discontinued operations	(84)	6

Viterra AG

      In accordance with its strategy of focusing on its core business, Viterra decided to divest Viterra Energy Services, a subsidiary which provides heat and water metering services for residential and commercial property.

      For details of selected financial information from Viterra Energy Services together with Viterra Contracting, please see the presentation under discontinued operations for 2003.

      The table below provides the major classes of assets and liabilities from the discontinued operations of Viterra Energy Services:

€ in millions	December 31, 2002

Fixed assets	159
Non-fixed assets	349

Total assets	508
Total liabilities (including minority interests)	(339)

Net assets	169

Acquisitions in 2001:

Significant Acquisitions in 2001

E.ON Energie

Sydkraft AB

      During the first part of 2001, E.ON Energie acquired a controlling interest in Sydkraft, Malmö, Sweden, a Swedish energy group, through a multiple-step process:

•	On February 1, 2001, 5.3 percent of the outstanding shares were acquired.

•	On February 21, 2001, E.ON Energie announced a takeover bid to acquire shares through a public tender through May 2001. A total of 15.7 percent of the outstanding shares were acquired through this takeover bid.

•	On April 6, 2001, an additional 15.7 percent was acquired.

      Prior to these share acquisitions, E.ON Energie owned 24.1 percent of Sydkraft as of December 31, 2000. Subsequent to these share acquisitions, E.ON Energie owned a 60.8 percent interest in and fully consolidated Sydkraft effective May 1, 2001. The total purchase price paid for the above acquisitions amounted to approximately €1.7 billion. As the fair value of the acquired net assets approximated the purchase price, no goodwill was recorded.

      In October 2001, E.ON Energie concluded a put option agreement that allows the minority shareholder to exercise its right to sell its remaining stake in Sydkraft to E.ON Energie for approximately €2 billion, initially through the end of 2005. In 2003, the term of this option was extended to 2007.

      In March 2002, E.ON Energie sold a 5.8 percent interest in Sydkraft for approximately €223 million. A gain of €66 million was realized in connection with this transaction. In 2002, E.ON Energie acquired an additional interest of approximately 0.2 percent from various minority shareholders, giving it a stake in Sydkraft of 55.2 percent as of December 31, 2002.

Hein Gas Hamburger Gaswerke GmbH

      In June 2001, E.ON Energie acquired an additional 61.9 percent interest in Hein Gas Hamburger Gaswerke GmbH (“Hein Gas”), Hamburg, Germany, for €514 million. The acquisition resulted in goodwill of €74 million. As of December 31, 2001, E.ON Energie’s investment in Hein Gas totaled 89.9 percent. Hein Gas was fully consolidated effective June 1, 2001. In August 2003, Hein Gas was merged with Schleswag and Hanse Gas GmbH to form E.ON Hanse, in which E.ON Energie held a 73.8 percent interest as of December 31, 2003.

Degussa

SKW Trostberg AG

      In the second half of 2000, Degussa-Hüls AG (“Degussa-Hüls”), Frankfurt am Main, Germany, and SKW Trostberg AG (“SKW Trostberg”), Trostberg, Germany, announced plans to merge into Degussa with Degussa-Hüls acting as the acquirer. In October 2000, the merger was approved by the shareholders of both Degussa-Hüls and SKW Trostberg, and in early 2001 the European antitrust authorities approved the merger. On February 9, 2001, the merger was entered into the Commercial Register. The purchase was effected through a share transaction using the following exchange ratios:

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

Disposals and Discontinued Operations in 2001:

Significant Disposals in 2001

E.ON AG

VIAG Interkom GmbH & Co

      In January 2001, E.ON exercised its put option to sell its 45.0 percent interest in VIAG Interkom GmbH & Co (“VIAG Interkom”), Munich, Germany. E.ON had agreed on the put option with British Telecommunications plc. (“BT”), London, U.K., in August 2000. The proceeds from the sale of the interest amounted to roughly €11.4 billion, which comprises the price for the option after adjustment for effects resulting from the auction of a UMTS license in the amount of €7.25 billion and the repayment of additional shareholder loans. A net gain of €110 million was recognized on the sale.

Klöckner

      In October 2001, Klöckner was sold to Balli Group plc., London, U.K., (94.5 percent) and to Westdeutsche Landesbank Girozentrale, Düsseldorf, (5.5 percent) for a total amount of €1.1 billion. The purchase price included the assumption of debt and pension provisions of approximately €800 million, with the remainder paid in cash. A gain of approximately €140 million was recognized on the sale.

Other

      During 2001, E.ON, in compliance with antitrust requirements, sold investments in LAUBAG Lausitzer Braunkohle AG (“LAUBAG”), Senftenberg, Germany, in VEAG Vereinigte Energiewerke AG (“VEAG”), Berlin, Germany, in Berliner Kraft- und Licht AG, (“BEWAG”), Berlin, Germany, and in Hamburgische Elektricitaetswerke-AG (“HEW”), Hamburg, Germany. The former investments related to VEBA were classified as “Financial assets” and the former investments related to VIAG were classified as “Businesses held for sale” in the December 31, 2000 Consolidated Balance Sheet. The following summarizes those disposals:

•	LAUBAG and VEAG were sold on May 16, 2001 for €837 million, resulting in a €1 million loss.

•	BEWAG was sold on May 16, 2001 for €1,394 million, resulting in a gain of €63 million. The proceeds consisted of 61.9 percent of the outstanding shares of Hein Gas and €870 million in cash.

•	HEW was sold on May 17, 2001 for €419 million, resulting in a gain of €63 million.

Degussa

•	In April 2001, Degussa sold its 100 percent stake in Phenolchemie GmbH & Co. KG, Gladbeck, Germany, to the British INEOS group for €388 million, which includes the assumption of €66 million in debt.

•	In August 2001, Degussa sold the precious metals activities of dmc[2] Degussa Metals Catalysts Cerdec AG (“dmc[2]”), Hanau, Germany, to the U.S. OM Group, Inc., Cleveland/ Ohio, U.S., for €1.2 billion.

•	In October 2001, Degussa sold ASTA Medica GmbH, Dresden, Germany, an oncology business, to Baxter Healthcare SA, Zurich, Switzerland, a Swiss subsidiary of the U.S.-based Baxter International, Inc., Deerfield/ Illinois, U.S., for €525 million.

•	In October 2001, Degussa sold the Degussa Dental Group, Hanau-Wolfgang, Germany, to the U.S. company Dentsply International Inc., York/ Pennsylvania, U.S., for €576 million, which includes the assumption of debt.

      A net gain in the amount of €530 million resulted from these disposals.

Discontinued Operations in 2001

      In 2001, the Company discontinued the operations of Silicon Wafer and Aluminum segments. These segments are accounted for as such in accordance with Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“APB 30”). Amounts in the financial statements and related notes for the year ended December 31, 2001, have been reclassified to reflect the discontinued operations. SFAS 144 provides that long-lived assets classified as held for disposal as a result of disposal activities initiated prior to its adoption shall continue to be accounted for in accordance with the prior pronouncement applicable for that disposal until the end of the fiscal year in which SFAS 144 is adopted; as such, these segments were accounted for in accordance with ABP 30.

      Operating results for discontinued operations after income taxes and minority interests up through the date of disposal as well as the gains or losses from disposals are reported in “Income (Loss) from discontinued operations, net” in the accompanying Consolidated Statements of Income.

      For financial reporting purposes, the assets and liabilities of the discontinued aluminum operations are combined and classified in the accompanying Consolidated Balance Sheets as of December 31, 2001, under “Assets of disposal groups” and “Liabilities of disposal groups.”

      The impacts of cash flows from the discontinued operations have been eliminated from the Consolidated Statement of Cash Flows for all periods presented. The liquid fund balances of discontinued operations in prior periods are shown as cash and cash equivalents from discontinued operations at the beginning of the period and the end of the period, as applicable.

VAW AG

      The following table provides the major classes of assets and liabilities from the discontinued operations of the Aluminum business:

€ in millions	December 31, 2001

Fixed assets	1,193
Non-fixed assets	1,898
Liabilities	(2,613)

Net assets	478

      For further information and details of selected income statement information, please see the presentation under discontinued operations in 2002.

MEMC Electronic Materials, Inc

      In September 2001, E.ON entered into an agreement to sell its silicon wafer operations to the Texas Pacific Group (“TPG”), Fort Worth/ Texas, U.S. The symbolic price of USD 6.00 was for E.ON’s 71.8 percent investment and shareholder loans in MEMC Electronic Materials, Inc (“MEMC”), St. Peters/ Missouri, U.S. The transaction closed on November 13, 2001. The total purchase price was subject to upward adjustments, depending on certain predefined operating objectives for the year ending December 31, 2002. Please see the presentation under discontinued operations for 2003 on page F-20 for information regarding the adjustment in 2003.

      The following table provides details of selected financial information from the discontinued operations of the silicon wafer business:

€ in millions	2001

Sales	555
Loss on disposal, net	(990)
Other income (expenses), net	(752)

Income from continuing operations before income taxes and minority interests	(1,187)
Income taxes	229
Minority interests	148

Loss from discontinued operations	(810)

      The total loss on discontinued operations of MEMC of €810 million is composed of losses from the operations of the discontinued business of €326 million, net of €277 million in tax expense and the loss on disposal of €484 million, net of a €506 million tax benefit. MEMC was deconsolidated as of November 13, 2001.

(5) Other Operating Income and Expenses

      The table below provides details of other operating income/expenses, net:

€ in millions	2003	2002	2001

Gains from the disposal of businesses and/or fixed assets	1,783	1,045	1,526
SAB 51 gain	—	105	184
Research and development costs	(69)	(380)	(510)
Write-down on non-fixed assets	(211)	(73)	(40)
Miscellaneous	588	(461)	(619)

Other operating income (expenses), net	2,091	236	541

      Other operating expenses include costs that cannot be allocated to production, selling or administration activities.

      In 2003, gains from the disposal of businesses and/or fixed assets primarily comprise gains resulting from the sale of E.ON’s 15.9 percent interest in Bouygues Telecom (€840 million), the sale of fixed assets (primarily additional housing units) at Viterra (€433 million) and the sale of 18.1 percent of Degussa’s shares to RAG (€168 million), as well as from E.ON Energie’s sale of a number of shareholdings (aggregating €150 million). In 2002, gains from the disposal of businesses and/or fixed assets primarily comprise gains resulting from the disposition of investments in subsidiaries by E.ON Energie and of tangible fixed assets by Viterra. In 2001, gains from the disposal of businesses and/or fixed assets mainly consisted of dispositions of investments by Degussa and E.ON Energie as well as the sale of E.ON’s interest in VIAG Interkom to BT.

      A SAB 51 gain in 2002 in the amount of €98 million related to an increase in equity of E.ON’s at-equity investment, Bouygues Telecom, in which E.ON did not participate. In addition, in 2001 the common control merger of Degussa-Hüls and SKW Trostberg resulted in E.ON realizing a SAB 51 gain of €184 million.

      The reduction in research and development costs to €69 million in 2003 is attributable to the deconsolidation of Degussa. In 2002, the decline of €130 million as compared to 2001 reflects Degussa’s disposition of a number of businesses with significant research and development activities.

      The increase in miscellaneous other operating income (expenses), net in 2003 compared with 2002 was primarily attributable to reduced losses on the required marking to market of derivatives (approximately €550 million), lower external consulting costs (€150 million) and increased net gains from sales of short-term securities.

(6) Financial Earnings

      The following table provides details of financial earnings for the periods indicated:

€ in millions	2003	2002	2001

Income from companies in which share investments are held; thereof from affiliated companies: €34 (2002: €28; 2001: €73)	172	148	276
Income from profit- and loss-pooling agreements; thereof from affiliated companies: €9 (2002: €15; 2001: €0)	18	34	30
Income from companies accounted for at equity; thereof from affiliated companies: €16 (2002: €232; 2001: €0)	794	1,422	878
Losses from companies accounted for at equity; thereof from affiliated companies: €(3) (2002: €(40); 2001: €0)	(130)	(98)	(243)
Losses from profit- and loss-pooling agreements; thereof from affiliated companies: €(12) (2002: €(3); 2001: €0)	(19)	(6)	(14)
Write-down of investments	(53)	(28)	(83)

Income from share investments	782	1,472	844

Income from other long-term securities and long-term loans	100	165	200
Other interest and similar income; thereof from affiliated companies: €0 (2002: €11; 2001: €16)	678	838	733
Interest and similar expenses; thereof from affiliated companies: €(12) (2002: €(20); 2001: €(6) thereof accretion expense related to adoption of SFAS 143: €(486) (2002: €0; 2001: €0)	(1,885)	(1,375)	(1,008)

Interest and similar expenses (net)	(1,107)	(372)	(75)

Write-down of financial assets and long-term loans	(34)	(2,373)	(44)

Financial earnings	(359)	(1,273)	725

      Income from companies accounted for at equity declined in 2003 compared to 2002 primarily due to the significant gain from the sale of Schmalbach-Lubeca by AV Packaging in the amount of €558 million only included in 2002. Note 4 provides more information about the disposal. Income from companies accounted for at equity in 2002 includes €173 million resulting from the sale of a shareholding in STEAG Aktiengesellschaft (“STEAG”) by Gesellschaft für Energiebeteiligungen mbH (“GFE”) to RAG.

      Losses from companies accounted for at equity in 2003 primarily reflect the impairment charge recorded by Degussa on its fine chemicals division. This impairment impacted E.ON through its 46.5 percent directly held share of Degussa (€187 million), as well as through its share indirectly held through RAG. The total attributable to the indirect stake was €73 million, of which only €15 million was recognized in E.ON’s losses from associated companies, as the carrying value of E.ON’s investment in RAG was reduced to zero, partially due to other factors.

      Interest expense increased in 2003, primarily due to the financing of the acquisitions of Powergen and Ruhrgas. In addition, accretion-expense-related provisions pursuant to SFAS 143 in the amount of €486 million occurred for the first time.

      Interest expense was reduced by capitalized interest on debt totaling €22 million (2002: €34 million; 2001: €31 million).

      During the course of 2002, E.ON Energie recorded valuation allowances in “Write-down of financial assets and long-term loans” on its investment in Bayerische Hypo- und Vereinsbank AG (“HypoVereinsbank”), Munich, Germany, in the amount of €1,854 million. €1,380 million of the write-down was an impairment charge on available-for-sale securities included in fixed assets, and €474 million reflected the write-down of securities included in non-fixed assets. This was to adjust their carrying value to the reduced fair value of the publicly listed shares as of December 31, 2002. The Company did not consider the decline to be temporary, given the development of the share price in 2002. In addition, other securities have also been impaired due to the negative developments in share prices in 2002.

      In accordance with SFAS 142, the Company ceased amortizing goodwill of companies accounted for under the equity method when it adopted this standard as of January 1, 2002. In 2001, goodwill amortization of companies accounted for under the equity method amounted to €153 million. E.ON recorded no impairment charges on goodwill of companies accounted for under the equity method during the periods presented.

(7) Income Taxes

      The following table provides details of income taxes, including deferred taxes, for the periods indicated:

€ in millions	2003	2002	2001

Current taxes
Domestic corporate income tax	403	482	41
Domestic trade tax	297	280	88
Foreign income tax	283	110	221
Other	12	(19)	15

Total	995	853	365

Deferred taxes
Domestic	207	(1,435)	(119)
Foreign	(78)	(80)	(198)

Total	129	(1,515)	(317)

Income taxes	1,124	(662)	48

      The 2003 Tax Preference Reduction Act (“Steuervergünstigungsabbaugesetz”) altered the regulatory framework regarding the utilization of corporate tax credits arising from the corporate imputation system (“Anrechnungsverfahren”), which existed until 2001. The main changes include the repeal of the corporate dividend tax credit for a period of three years (moratorium). This has resulted in an increased tax burden of approximately €190 million on dividend payments in the amount of €1,142 million in 2003.

      The law implementing the German federal government’s protocol declaration on the legislative conference committee’s recommendation on the Tax Preference Reduction Act — Basket II (“Gesetz zur Umsetzung der Protokollerklärung der Bundesregierung zur Vermittlungsempfehlung zum Steuervergünstigungsabbaugesetz,” the so-called “Basket II Act”) was enacted on December 22, 2003. This law introduces restrictions on the extent to which expense deductions can be set against gains on the disposal of shareholdings in domestic and foreign corporations. A similar existing rule affecting foreign dividends has now been extended to cover domestic dividends. In the future, 5 percent of gains on the disposal of shareholdings and 5 percent of domestic and foreign dividends are deemed to be non-deductible tax expenses, and are thus subject to both the corporate tax and the trade tax. As a result of this change of law, the method for calculating deferred taxes on temporary differences relating to domestic and foreign shareholdings has been standardized, resulting in the recognition of a deferred tax liability of €237 million. No deferred taxes were recorded for temporary differences related to foreign shareholdings held by foreign subsidiaries, as it is impracticable to determine deferred taxes for such temporary differences.

      Changes in tax rates in the Czech Republic, Italy and Hungary, together with a change of tax law in Sweden, have resulted in deferred tax benefit of €206 million. Of this benefit, a total of €195 million is attributable to the tax exemption for gains on the disposal of shareholdings in certain corporations that came into effect in Sweden in the middle of 2003.

      The profits of E.ON Benelux Generation N.V. (“E.ON Benelux”), Voorburg, The Netherlands, E.ON Energie’s Dutch subsidiary, were entitled to a tax holiday between 1998 and 2001. Effective January 1, 2002, E.ON Benelux is subject to the ordinary tax rate of 34.5 percent. The revaluation of the assets resulted in the initial recognition of deferred tax assets in the amount of €201 million in 2002. On December 31, 2003, E.ON Benelux’s deferred tax assets amounted to €180 million.

      In 2002, the write-down and the disposal of securities led to reversal effects on deferred taxes recorded in other comprehensive income and resulted in a gain of €613 million. These deferred taxes recorded in other comprehensive income had influenced tax expenses in the past, owing to changes to enacted tax laws.

      In light of the positive developments in three precedent-setting tax proceedings in the lower German tax courts, the Company released a tax provision in 2001 that had previously been established to account for a probable liability stemming from the profit- and loss-pooling agreements with former non-profit real estate companies. This reduced income taxes in Germany in 2001 by €527 million. In December 2002, the federal tax court confirmed the favorable decisions of the lower courts. However, the final tax assessments for E.ON have not yet been made.

      In 2002, the Flood Victims Solidarity Act was enacted, resulting in an increase in the German corporate tax rate for 2003 only from 25.0 percent to 26.5 percent. The 2002 Consolidated Financial Statements included a deferred tax benefit of €2 million, attributable to the revaluation of deferred taxes on temporary differences that were expected to reverse in 2003 and would be subject to the increased rate in 2003. The tax rate has reverted to 25 percent in the 2004 tax year.

      The differences between the statutory tax rate of 26.5 percent (2002: 25.0 percent; 2001: 25.0 percent) in Germany and the effective tax rate are reconciled as follows:

	2003	2003	2002	2002	2001	2001
€ in millions	Amount	Percent	Amount	Percent	Amount	Percent

Corporate income tax	(1,468)	26.5	190	25.0	(658)	25.0
Credit for dividend distributions(1)	—	—	179	23.6	—	—
German municipal trade taxes net of federal tax benefit	(72)	1.3	(113)	(14.9)	(202)	7.7
Foreign tax rate differentials	(74)	1.3	44	5.8	(42)	1.6
Changes in valuation allowances	(543)	9.8	83	10.9	22	(0.8)
Changes in tax rate/tax law(2)	(60)	1.1	2	0.3	188	(7.2)
Tax effects on
Tax-free income	415	(7.5)	489	64.5	143	(5.5)
Equity accounting	163	(2.9)	330	43.5	208	(7.9)
Non-deductible goodwill amortization	—	—	(717)	(94.5)	(155)	5.9
Other(3)	515	(9.3)	175	23.1	448	(17.0)

Effective income taxes/tax rate	(1,124)	20.3	662	87.3	(48)	1.8

(1)	The tax credit resulting from the dividend for the year 2001 had to be recognized for U.S. GAAP purposes in 2002.

(2)	In 2003, in particular from temporary differences resulting from the gap between the deferred tax rate of 25 percent and the current corporate tax rate of 26.5 percent in Germany.

(3)	In 2003, in particular tax benefits resulting from permanent differences between book and tax basis in Germany (€114 million), from updating of deferred (€105 million) and current (€65 million) taxes for prior years, from deconsolidation (€75 million) and from creditable foreign withholding taxes (€19 million).

      Deferred tax liabilities of €1,395 million were established on December 31, 2003, in respect of the allocation of the purchase price for the acquisition of Ruhrgas.

      The purchase price allocations for Powergen and the acquired operations of TXU Europe resulted in deferred tax liabilities totaling €28 million as of December 31, 2002. The acquisition of TXU Europe resulted in tax-deductible goodwill of €2,640 million.

      As discussed in Note 4, the corporate income taxes relating to discontinued operations are reported separately in E.ON’s Consolidated Statements of Income under “Income (Loss) from discontinued operations, net,” and are as follows:

€ in millions	2003	2002	2001

VEBA Oel	2	5	556
Stinnes	—	125	89
Degussa operations	—	59	14
Viterra Energy Services/ Viterra Contracting	17	39	31
VAW	—	10	74
MEMC	9	—	(229)
Gelsenwasser	24	17	23

Income taxes from discontinued operations	52	255	558

      Income from continuing operations before income taxes and minority interests was attributable to the following geographic locations in the periods indicated:

€ in millions	2003	2002	2001

Domestic	3,411	620	2,101
Foreign	2,127	(1,379)	528

Income from continuing operations before income taxes and minority interests	5,538	(759)	2,629

      Deferred tax assets and liabilities are as follows as of December 31, 2003 and 2002 (these are primarily of a long-term nature):

	December 31

€ in millions	2003	2002

Deferred tax assets
Intangible assets	144	31
Fixed assets	516	575
Investments and long-term financial assets	427	231
Inventories	21	48
Receivables	90	110
Accrued liabilities	3,989	3,130
Liabilities	1,600	1,343
Net operating loss carryforwards	1,184	1,136
Tax credits	35	22
Other	280	424

Subtotal	8,286	7,050

Valuation allowance	(726)	(166)

Total	7,560	6,884

Deferred tax liabilities
Intangible assets	(788)	(880)
Fixed assets	(5,907)	(4,577)
Investments and long-term financial assets	(630)	(532)
Inventories	(96)	(31)
Receivables	(1,694)	(1,048)
Accrued liabilities	(1,021)	(729)
Liabilities	(1,522)	(1,753)
Other	(642)	(454)

Total	(12,300)	(10,004)

Net deferred tax assets (liabilities)	(4,740)	(3,120)

      Net deferred income tax assets and liabilities included in the Consolidated Balance Sheet are as follows:

	December 31, 2003		December 31, 2002

		Thereof		Thereof
€ in millions	Total	non-current	Total	non-current

Deferred tax assets	2,251	2,123	3,208	2,775
Valuation allowance	(726)	(722)	(166)	(154)

Net deferred tax assets	1,525	1,401	3,042	2,621

Less deferred tax liabilities	(6,265)	(5,744)	(6,162)	(5,863)

Net deferred tax liabilities	(4,740)	(4,343)	(3,120)	(3,242)

      Based on subsidiaries’ past performance and the expectation of similar performance in the future, it is expected that the future taxable income of these subsidiaries will more likely than not be sufficient to permit recognition of their deferred tax assets. A valuation allowance has been provided for that portion of the deferred tax assets for which this criterion is not expected to be met.

      The Basket II Act changed the way losses are treated under German tax law. In the future, a tax loss carryforward can only be offset against up to 60 percent of taxable income, subject to a full offset against the first €1 million. This introduction of minimum corporate taxation has become effective from January 1, 2004, and also applies to trade tax loss carryforwards.

      The tax loss carryforwards are as follows as of December 31, 2003 and 2002:

	December 31,

€ in millions	2003	2002

Domestic tax loss carryforwards	6,118	5,773
Foreign tax loss carryforwards	513	750

Tax loss carryforwards	6,631	6,523

      Despite the introduction of minimum taxation, the German tax loss carryforwards have no expiration date. However, the delayed ability to utilize tax losses resulted in adjustments to deferred tax assets from corporation tax loss carryforwards and from trade tax loss carryforwards of €200 million and €288 million as of December 31, 2003 and 2002, respectively. Foreign tax loss carryforwards expire as follows: €10 million in 2004, €60 million between 2005 and 2008, €388 million after 2008. €55 million do not have an expiration date.

      Tax credits totaling €35 million are exclusively foreign and expire as follows: €5 million in 2004, €9 million between 2005 and 2008, €7 million after 2008. €14 million do not have an expiration date.

(8) Minority Interests in Net Income

      Minority stockholders participate in the profits of the affiliated companies in the amount of €552 million (2002: €717 million; 2001: €482 million) and in the losses in the amount of €88 million (2002: €94 million; 2001: €30 million).

      Minority interests in net income were reduced in 2003 primarily because of the deconsolidation of Degussa.

(9) Personnel-Related Information

Personnel costs

      The following table provides details of personnel costs for the periods indicated:

€ in millions	2003	2002	2001

Wages and salaries	3,500	4,712	4,754
Social security contributions	590	835	882
Pension costs and other employee benefits; thereof pension costs: €678; (2002: €707; 2001: €630)	816	816	706

Personnel costs	4,906	6,363	6,342

      In 2003, E.ON purchased a total of 196,920 of its ordinary shares (0.03 percent of E.ON’s outstanding shares) from a subsidiary (2002: 218,305; 0.03 percent) at an average price of €46.16 (2002: €45.36) per share for resale to employees. These shares were sold to employees at preferential prices between €22.85 and €41.85 per share (2002: between €24.38 and €44.91). The difference between purchase price and resale price was charged to personnel costs. Further information about the changes in the number of its own shares held by E.ON AG can be found in Note 17.

      In the 2003 fiscal year, Powergen introduced a stock-based employee compensation program based on E.ON shares. Through this program, employees have the opportunity to purchase E.ON shares out of their pre tax income and to acquire additional bonus shares. The cost of issuing these bonus shares is also recorded under personnel costs.

Stock Appreciation Rights of E.ON AG

      In 1999, the E.ON Group introduced a stock-based compensation plan (stock appreciation rights, SARs) based on E.ON AG shares. E.ON AG continued the SAR program by issuing a fifth tranche of SARs in 2003.

      Since all first-tranche SARs (1999 to 2003) were exercised in full in 2002, there remain liabilities from the second through fifth tranches in 2003 as follows:

	5th tranche	4th tranche	3rd tranche	2nd tranche

Date of issuance	Jan. 2, 2003	Jan. 2, 2002	Jan. 2, 2001	Jan. 3, 2000
Term	7 years	7 years	7 years	7 years
Blackout period	2 years	2 years	2 years	2 years
Price at issuance (in €)	42.11	54.95	62.95	48.35
Number of participants in year of issuance	343	186	231	155
Number of SARs issued (in millions)	2.5	1.6	1.8	1.4
Exercise hurdle (exercise price exceeds the price at issuance by at least %)	10	10	20	20
Exercise hurdle (minimum exercise price in €)	46.32	60.45	75.54	58.02
Intrinsic value as of December 31, 2003 (in €)	9.63	(3.21)	(11.21)	3.39
Remainder of SARs as of December 31, 2003 (€ in millions)	2.5	1.6	1.3	0.8
Provision as of December 31, 2003 (€ in millions)	12.2	—	—	2.7
Exercise gains in 2003 (€ in millions)	—	—	—	—
Expense in 2003 (€ in millions)	12.2	—	—	2.7

      The members of the Board of Management of E.ON AG and certain executives of E.ON AG and its major subsidiaries E.ON Energie, Sydkraft, Powergen, LG&E Energy, Ruhrgas and Viterra, participate in the E.ON SAR program. Ruhrgas ended the program of phantom stock options it had set up in 2002, having fulfilled all its obligations thereunder. In the reporting year, the costs of €0.8 million pertaining to the program are reported as part of personnel costs. Degussa, itself a German-listed company, has also ended its own SAR program in the reporting year, having fulfilled all of its obligations thereunder.

      SARs can only be issued if the qualified executive owns a certain minimum number of shares of E.ON stock, which must be held until the issued SARs’ expiration date or until they have all been exercised.

      Following the expiration of a two-year blackout period following issuance, qualified executives can exercise all or a portion of the SARs issued to them within predetermined exercise windows, which start four weeks after the publication of an E.ON Interim Report or Annual Report in the years after the blackout period of the respective tranche’s term. The term of the SARs is limited to a total of 7 years.

      Both of the following two conditions must be met before E.ON SARs may be exercised:

•	Between the date of issuance and exercise, the E.ON stock price must outperform the STOXX Utility Supplier Price Index on at least ten consecutive trading days.

•	The E.ON stock price on the exercise date must be at least 10.0 percent (for the second and third tranches: at least 20.0 percent) above the price at issuance.

      SARs that remain unexercised by the employee on the corresponding tranche’s last exercise date are considered to have been exercised automatically on that date.

      When exercising SARs, qualified executives receive cash. Possible dilutive effects of capital-related measures and extraordinary dividend payments between the SARs’ time of issuance and exercise are taken into consideration when calculating such compensation.

      The amount paid to executives when they exercise their SARs is the difference between the E.ON AG stock price at the time of exercise and the underlying stock price at issuance multiplied by the number of SARs exercised.

      Starting with the fourth tranche, the underlying stock price used in this calculation equals the average XETRA closing quotations for E.ON stock during the December prior to issuance. For tranches two and three, the underlying stock price used in this calculation is the E.ON stock price at the actual time of issuance.

      Once issued, SARs are not transferable, and when the qualified executive leaves the E.ON Group they may either be exercised according to the SAR conditions either on the next possible allowed date or, if certain conditions have been fulfilled, prior to that date. If employment is terminated by the executive, SARs expire and become void without compensation if such termination occurs within the two-year blackout period or if the SARs are not exercised on the next possible exercise date.

      In 2003, 9,902 SARs from the fifth tranche were exercised prior to their exercise window. The gain to the holders on exercise was €26,220. On December 31, 2003, no liabilities with regard to the third and fourth tranches of SARs have been recorded owing to negative intrinsic values. The intrinsic value per SAR of the second tranche was €3.39, and that of the fifth tranche was €9.63, resulting in a liability of €14.9 million recognized through expenses.

      The E.ON SAR program has shown the following developments since 2000:

Number of SARs	5th tranche	4th tranche	3rd tranche	2nd tranche

Outstanding as of January 1, 2000	—	—	—	—
Granted in 2000	—	—	—	1,461,800
Exercised in 2000	—	—	—	—
Cancelled in 2000	—	—	—	(18,000)

Outstanding as of December 31, 2000	—	—	—	1,443,800

Granted in 2001	—	—	1,822,620	—
Exercised in 2001	—	—	—	(35,000)
Cancelled in 2001	—	—	—	(63,000)

Outstanding as of December 31, 2001	—	—	1,822,620	1,345,800

Granted in 2002	—	1,646,419	—	—
Exercised in 2002	—	—	—	(220,150)
Cancelled in 2002	—	—	—	—
Change in Scope of Consolidation	—	—	(504,720)	(301,000)

Outstanding as of December 31, 2002	—	1,646,419	1,317,900	824,650

Granted in 2003	2,545,191	15,000	—	—
Exercised in 2003	(9,902)	—	—	—
Cancelled in 2003	—	—	—	—
Change in Scope of Consolidation	—	(46,000)	(17,000)	(26,800)

Outstanding as of December 31, 2003	2,535,289	1,615,419	1,300,900	797,850

SARs exercisable at year end	—	—	—	—

      The changes in the scope of consolidation in 2003 are related to the discontinued activities of Viterra Energy Services and Gelsenwasser. In 2002, the changes in the scope of consolidation were mainly related to VEBA Oel. As of December 31, 2003, none of the SARs in any of the tranches were exercisable because the blackout periods had not expired (fifth tranche) or the exercise hurdles had not been reached (tranches two through four).

      For future tranches, a cap on gains on options will be put in place in order to limit the effect of unforeseen extraordinary increases in the price of the underlying stock. There is still no plan to adjust for negative effects in favor of holders.

Employees

      During 2003, the Company, excluding its discontinued operations, employed an average of 64,969 people, not including 2,261 trainees. The breakdown by segments is shown below:

Employees	2003	2002

E.ON Energie	41,691	39,277
Ruhrgas	10,207	—
Powergen	10,558	9,973
Other	594	602

Core energy business	63,050	49,852

Viterra	1,919	2,449
Degussa	—	45,821

Other activities	1,919	48,270

Total	64,969	98,122

(10) Earnings per Share

      The computation of basic and diluted earnings per share for the periods indicated is shown below.

€ in millions	2003	2002	2001

Income/(Loss) from continuing operations	3,950	(720)	2,129
Income/(Loss) from discontinued operations	1,137	3,306	(55)
Income (Loss) from cumulative effect of changes in accounting principles, net	(440)	191	(26)

Net income	4,647	2,777	2,048

Weighted-average number of shares outstanding (in millions)	654	652	674

Earnings per share (in €)
from continuing operations	6.04	(1.10)	3.15
from discontinued operations	1.74	5.07	(0.08)
from cumulative effect of changes in accounting principles, net	(0.67)	0.29	(0.04)

from net income	7.11	4.26	3.03

      The computation of diluted EPS is identical to basic EPS, as E.ON AG does not have any dilutive securities.

(11) Fixed Assets

      The following table provides information about the developments of fixed assets during the fiscal year:

	Acquisition and Production Costs

		Exchange	Change in
	January 1,	rate	scope of					December 31,
€ in millions	2003	differences	consolidation	Additions	Disposals	Transfers	Impairment	2003

Goodwill	15,270	(1,024)	100	237	(15)	(298)	—	14,270
Intangible assets	5,380	(99)	(395)	189	(31)	305	(3)	5,346
Advance payments on intangible assets	11	—	(9)	1	—	(3)	—	—

Goodwill and intangible assets	20,661	(1,123)	(304)	427	(46)	4	(3)	19,616

Real estate, leasehold rights and buildings	21,654	(272)	(2,203)	196	(521)	372	(41)	19,185
Technical equipment, plant and machinery	66,667	(1,545)	88	1,714	(564)	3,467	(1)	69,826
Other equipment, fixtures, furniture and office equipment	3,915	(127)	(910)	217	(154)	265	—	3,206
Advance payments and construction in progress	1,940	(110)	(544)	819	(99)	(673)	—	1,333

Tangible assets	94,176	(2,054)	(3,569)	2,946	(1,338)	3,431	(42)	93,550

Shares in unconsolidated affiliates	753	(7)	(233)	243	(274)	178	(23)	637
Shares in associated companies	7,703	(51)	4,785	1,586	(2,910)	(166)	(43)	10,904
Other share investments	5,644	(14)	(2,064)	373	(277)	(560)	(29)	3,073
Long-term loans to unconsolidated affiliates	588	—	18	97	(21)	12	—	694
Loans to associated companies and other share investments	481	(3)	25	62	(238)	12	(14)	325
Other long-term loans	1,011	2	(171)	89	(130)	—	—	801
Long-term securities	1,462	(10)	(7)	135	(790)	(111)	(1)	678

Financial assets	17,642	(83)	2,353	2,585	(4,640)	(635)	(110)	17,112

Total	132,479	(3,260)	(1,520)	5,988	(6,024)	2,800	(155)	130,278

	Accumulated Depreciation

		Exchange	Change in				Fair value
	January 1,	rate	scope of				adjustments	December 31,
	2003	differences	consolidation	Additions	Disposals	Transfers	OCI	2003

Goodwill	758	(3)	(558)	—	(5)	123	—	315
Intangible assets	859	(6)	(235)	370	(11)	255	—	1,232
Advance payments on intangible assets	4	—	(4)	—	—	—	—	—

Goodwill and intangible assets	1,621	(9)	(797)	370	(16)	378	—	1,547

Real estate, leasehold rights and buildings	7,634	(136)	(1,221)	377	(243)	141	—	6,552
Technical equipment, plant and machinery	41,310	(660)	(2,879)	2,068	(324)	2,452	—	41,967
Other equipment, fixtures, furniture and office equipment	2,790	(109)	(768)	175	(134)	223	—	2,177
Advance payments and construction in progress	15	—	(1)	11	(9)	2	—	18

Tangible assets	51,749	(905)	(4,869)	2,631	(710)	2,818	—	50,714

Shares in unconsolidated affiliates	116	(1)	(51)	—	(29)	4	—	39
Shares in associated companies	526	(10)	(70)	116	(43)	(112)	129	536
Other share investments	54	2	3	—	(15)	16	(980)	(920)
Long-term loans to unconsolidated affiliates	—	—	(1)	—	—	—	—	(1)
Loans to associated companies and other share investments	20	—	—	—	(2)	11	—	29
Other long-term loans	12	—	(1)	—	(5)	1	—	7
Long-term securities	(57)	—	17	—	(54)	(114)	(95)	(303)

Financial assets	671	(9)	(103)	116	(148)	(194)	(946)	(613)

Total	54,041	(923)	(5,769)	3,117	(874)	3,002	(946)	51,648

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Net Book Values

	December 31,	December 31,
	2003	2002

Goodwill	13,955	14,512
Intangible assets	4,114	4,521
Advance payments on intangible assets	—	7

Goodwill and intangible assets	18,069	19,040

Real estate, leasehold rights and buildings	12,633	14,020
Technical equipment, plant and machinery	27,859	25,357
Other equipment, fixtures, furniture and office equipment	1,029	1,125
Advance payments and construction in progress	1,315	1,925

Tangible assets	42,836	42,427

Shares in unconsolidated affiliates	598	637
Shares in associated companies	10,368	7,177
Other share investments	3,993	5,590
Long-term loans to unconsolidated affiliates	695	588
Loans to associated companies and other share investments	296	461
Other long-term loans	794	999
Long-term securities	981	1,519

Financial assets	17,725	16,971

Total	78,630	78,438

a)	Goodwill and Other Intangible Assets

      The Company adopted SFAS 141 as of July 1, 2001, and SFAS 142 as of January 1, 2002. In accordance with SFAS 142, the Company ceased amortizing goodwill when it adopted this standard. The carrying amount of goodwill as of January 1, 2002, was €7,617 million, of which €1,534 million related to companies accounted for under the equity method. The carrying amount of negative goodwill upon adoption, which in accordance with SFAS 142 was recognized in income, was €191 million. This amount is reported as “Cumulative effect of changes in accounting principles, net” in the Consolidated Statements of Income.

      During the first quarter of 2002, the Company reassessed the useful lives of all previously acquired intangible assets. As a result, the Company ceased amortization of certain intangible assets that it determined to have indefinite lives. These intangible assets had a total carrying value of €488 million as of January 1, 2002. They consist primarily of registered rights of way that are available to E.ON for an indefinite duration. Before the introduction of SFAS 142, these easements were depreciated over 40 years.

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

      By adopting SFAS 142, the Company also had to reclassify to goodwill any intangible assets that were acquired in business combinations completed before July 1, 2001 that do not meet the criteria for recognition apart from goodwill under SFAS 141. Any intangible asset acquired that meets the criteria but had been included in the amount reported as goodwill must be reclassified and accounted for as an asset apart from goodwill. Application of these standards resulted in reclassifications from intangible assets to goodwill in the amount of €24 million as of January 1, 2002.

      The Company was also required to perform a transitional goodwill impairment test for all reporting units as of January 1, 2002, the date of adoption. For purposes of testing goodwill impairment, the Company identified its reporting units as one level below its reportable segments (as reported in Note 31). E.ON calculated the carrying value of each reporting unit, which represents the assets (including goodwill) and liabilities allocated to each reporting unit and also determined the fair value of each reporting unit. The Company determines the fair value of its reporting units based on a valuation model that draws on medium-term planning data that the Company uses for internal reporting purposes. The model uses the discounted cash flow method and market comparables.

      As the fair value of each reporting unit exceeded the carrying value, no impairment charge was recognized as of the date of adoption.

      The following table presents an estimate of the impact of SFAS 142 on net income and earnings per share as if the accounting standard had been in effect for fiscal year 2001:

€ in millions, except per share amounts	2003	2002	2001

Net income — as reported in the consolidated statements of income	4,647	2,777	2,048
Adjustments:
Amortization of goodwill (including goodwill of companies accounted for at equity)	—	—	628
Amortization of intangible assets with indefinite lives	—	—	10
Differences in amortization due to the extension of useful lives	—	—	14
Differences due to reclassifications of intangible assets and goodwill	—	—	7

Total adjustments	—	—	659

Income tax effect	—	—	(12)
Minority interests	—	—	(125)

Net adjustments	—	—	522

Net income — adjusted	4,647	2,777	2,570

Basic earnings per share — in €	7.11	4.26	3.03
Basic earnings per share — adjusted in €	7.11	4.26	3.81
Diluted earnings per share — in €	7.11	4.26	3.03
Diluted earnings per share — adjusted in €	7.11	4.26	3.81

Goodwill

      The carrying amount of goodwill had the following changes in 2003 in each of E.ON’s segments:

					Core
	E.ON			Other/	energy			Other
€ in millions	Energie	Ruhrgas	Powergen	consolidation	business	Viterra	Degussa	activities	Total

Book value as of January 1, 2003	2,958	—	8,653	—	11,611	17	2,884	2,901	14,512
Goodwill additions/disposals	761	3,006	8	—	3,775	(7)	(2,883)	(2,890)	885
Other changes(1)	(494)	(1)	(946)	—	(1,441)	—	(1)	(1)	(1,442)

Book value as of December 31, 2003	3,225	3,005	7,715	—	13,945	10	—	10	13,955

(1)	Other changes include transfers and exchange rate differences.

      As the fair value of each reporting unit exceeded the carrying value, no goodwill impairment charge was recognized as a result of the annual goodwill impairment test in 2003 (2002: € 0 million).

      Goodwill must also be evaluated at the reporting unit level for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired.

      In 2003, no such event was identified.

      In 2002, an impairment test was performed at reporting-unit level in the Powergen segment at the time of the acquisition. The Company consolidated Powergen effective July 1, 2002. The purchase price was fixed in April 2001 when the Company made its conditional takeover offer for Powergen. Since that time, the market environment for Powergen’s U.K. and U.S. business units deteriorated significantly; wholesale electricity prices declined by approximately 25 percent in the U.K., and earnings at Powergen’s non-regulated utility operations in the U.S. were down owing to lower prices and higher fuel costs. Additionally, LG&E Energy has natural gas operations in Argentina. The continuing economic crisis in the country led to a substantial devaluation of the peso and to negative economic growth. For these reasons, the Company tested the acquired reporting units as of the acquisition date, which resulted in an impairment charge totaling €2.4 billion.

Other Intangible Assets

      As of December 31, 2003, the Company’s intangible assets other than goodwill, including advance payments on intangible assets, consist of the following:

Intangible Assets

	December 31, 2003

	Acquisition	Accumulated	Net
€ in millions	costs	amortization	book value

Intangible assets subject to amortization
Marketing-related intangible assets	221	35	186
thereof brand names	221	35	186

Customer-related intangible assets	2,270	422	1,848
thereof customer lists	1,584	273	1,311
customer contracts and related customer relationships	570	115	455

Contract-based intangible assets	1,527	498	1,029
thereof operating permits	1,235	344	891

Technology-based intangible assets	375	277	98
thereof computer software	301	228	73

Intangible assets not subject to amortization	953	—	953
thereof easements (including rights of way)	647	—	647
riparian rights	142	—	142

Intangible assets	5,346	1,232	4,114

      During 2003, the Company acquired the following intangible assets:

	Acquisition	Weighted average
	costs	amortization period
	(€ in millions)	(in years)

Intangible assets subject to amortization
Marketing-related intangible assets	50	5
thereof brand names	50	5

Customer-related intangible assets	337	24
thereof customer contracts and related customer relationships	337	24

Contract-based intangible assets	31	3

Technology-based intangible assets	82	5
thereof computer software	72	5

Intangible assets not subject to amortization	370	—
thereof easements	191	—
riparian rights	142	—

Acquired intangible assets in 2003	870

      The table above includes all intangible assets that were acquired either individually or in a business combination in 2003.

      In 2003, the Company recorded an aggregate amortization expense of €370 million (2002: €288 million; 2001: €270 million). Impairment charges of €3 million on intangible assets other than goodwill were incurred in 2003 (2002: €0 million; 2001: €0 million).

      Based on the current amount of intangible assets subject to amortization, estimated amortization expenses for each of the five succeeding fiscal years are as follows:

€ in millions

2004	328
2005	274
2006	251
2007	237
2008	219

Total	1,309

      As acquisitions and disposals occur in the future, actual amounts may vary.

b) Property, Plant and Equipment

      Property, plant and equipment includes capitalized interest on debt apportioned to the construction period of qualifying assets as part of their cost of acquisition and production in the amount of €22 million (2002: €34 million; 2001: €31 million). Impairment charges on property, plant and equipment were €42 million (2002: €28 million; 2001: €7 million).

      Restrictions on disposals of the Company’s tangible fixed assets exist in the amount of €5,469 million (2002: €6,321 million), mainly with regard to technical equipment and land. For additional information on collateralized tangible fixed assets, see Note 24.

      The transfers of technical equipment primarily include the consideration of liabilities from the retirement or decommissioning of fixed assets (asset retirement cost) in relation to the adoption of SFAS 143. On January 1, 2003, asset retirement costs of €262 million on technical equipment were capitalized, these being the result of €2,693 million of acquisition and production costs reduced by accumulated depreciation charges of €2,431 million. The capitalized asset retirement costs were reduced to €112 million as of December 31, 2003, resulting from ordinary depreciation charges and adjustments of decommissioning liabilities in the amount of €150 million.

Jointly Owned Power Plants

      E.ON holds joint ownership and similar contractual rights in certain power plants that are all independently financed by each respective participant. These jointly owned power plants were formed under ownership agreements or arrangements that did not create legal entities for which separate financial statements are prepared. They are therefore included in the financial statements of their owners. E.ON’s share of the operating expenses for these facilities is included in the Consolidated Financial Statements.

      Additional details about the plants are summarized in the table below:

			E.ON’s
		E.ON’s	accumulated
	E.ON’s	total	depreciation	E.ON’s
	ownership	acquisition	and	construction
	interest	cost	amortization	in progress
Name of plants by type	in %	€ in millions	€ in millions	€ in millions

Nuclear
Isar 2	75.00	2,040	1,859	3
Gundremmingen B	25.00	143	121	—
Gundremmingen C	25.00	143	121	—
Lignite
Lippendorf S	50.00	526	304	4
Hard coal
Bexbach 1	25.00	191	180	—
Trimble County	75.00	469	155	7
Rostock	50.38	317	270	—
Hydroelectric/wind
Nymölle Havspark / Rödsand	20.00	42	—	—
Nußdorf	53.00	55	40	—
Ering	50.00	31	28	—
Egglfing	50.00	47	42	—

      The jointly owned power plants listed above are not VIEs pursuant to FIN 46.

c) Financial Assets

      As of December 31, 2003, €17,725 million of financial assets mature after more than one year (2002: €16,971 million). Impairment charges on financial assets during 2003 amounted to €110 million (2002: €1,492 million; 2001: €50 million).

      Changes to the scope of consolidation with respect to shares in associated companies are the result of Degussa being accounted for under the equity method for the first time (€4.0 billion), the full consolidation of Ruhrgas (€2.4 billion), as well as €1.2 billion of reclassifications at E.ON Energie, consisting mainly of share investments in Graninge and JME, which had been accounted for under the equity method prior to their full consolidation, and of the sale of swb.

      The sale of 18.1 percent of the capital stock of Degussa resulted in a decrease of shares in associated companies in the amount of €1.6 billion.

      Changes to the scope of consolidation within other share investments are the result of the reduction of E.ON’s interest in Gelsenberg and Bergemann in the amount of €3.8 billion upon the full consolidation of Ruhrgas. This was offset by an increase in other share investments resulting from the full consolidation of Ruhrgas of €1.8 billion, of which the majority pertains to the interest in OAO Gazprom (“Gazprom”), Moscow, Russian Federation.

      Disposals of other share investments in 2003 resulted primarily from the disposal of the interest in Bouygues Telecom.

      The disposals of available-for-sale securities primarily consist of the sale of shares of HypoVereinsbank.

Shares in affiliated and associated companies accounted for under the equity method

      The financial information below summarizes income statement and balance sheet data for the investments of the Company’s affiliated and associated companies that are accounted for under the equity method:

      Separate summarized income statement and balance sheet data are presented for GFE, as this investment is considered to be a significant investment for the year ended December 31, 2002 under applicable rules of the U.S. Securities and Exchange Commission.

€ in millions	2003	thereof GFE	2002	thereof GFE	2001	thereof GFE

Sales	51,096	—	46,260	—	34,457	—
Net income (loss)	2,258	1	3,246	576	1,115	6
E.ON’s share of net income (loss)	791	—	1,452	290	469	3
Other(1)	(127)	—	(128)	(109)	166	—

Income from companies accounted for under the equity method	664	—	1,324	181	635	3

(1)	Other primarily includes adjustments to conform with E.ON accounting policies, goodwill amortization in 2001, depreciation of fair value adjustments due to purchase price allocations and intercompany eliminations.

      In 2003, the decrease in income from investments accounted for at equity as compared to 2002 primarily reflects the impairment charge recorded by Degussa in 2003 relating to its fine chemicals division and the high net gain in 2002 from the disposal of Schmalbach-Lubeca by AV Packaging and the sale of STEAG shares by GFE.

      Dividends received from affiliated and associated companies accounted for under the equity method were €683 million in 2003 (2002: €1,007 million; 2001: €583 million).

	December 31,

€ in millions	2003	thereof GFE	2002	thereof GFE

Fixed assets	46,714	—	40,615	—
Current assets and prepaid expenses	28,109	1	25,892	52
Accruals	(24,444)	—	(20,876)	(4)
Liabilities	(29,306)	—	(29,403)	(3)

Net assets	21,073	1	16,228	45

E.ON’s share in equity	7,699	—	5,615	26
Other(1)	2,678	—	1,656	(10)

Investment in companies accounted for under the equity method	10,377	—	7,271	16

(1)	Other primarily includes adjustments to conform with E.ON accounting policies, goodwill, fair value adjustments due to purchase price allocations, intercompany eliminations and impairments.

      The book values of affiliated and associated companies accounted for under the equity method whose shares are marketable amount to a total of €2,752 million (2002: €648 million). The fair value of E.ON’s share in these companies is €3,602 million (2002: €1,014 million).

      Additions of investments in associated and affiliated companies that are accounted for under the equity method resulted in goodwill of €157 million in 2003 (2002: €378 million).

      Investments in associated companies totaling €60 million were restricted because they were pledged as collateral for financing as of December 31, 2003.

Other Share Investments and Available-for-Sale Securities

      The amortized costs, fair values, and gross unrealized gains and losses for other share investments and available-for-sale securities that management intends to hold long-term, as well as the maturities of fixed-term securities, as of December 31, 2003 and 2002, are summarized below:

	December 31, 2003				December 31, 2002

			Gross	Gross			Gross	Gross
	Amortized	Fair	unrealized	unrealized	Amortized	Fair	unrealized	unrealized
€ in millions	cost	value	loss	gain	cost	value	loss	gain

Fixed-term securities
Less than 1 year	11	11	—	—	3	3	—	—
Between 1 and 5 years	276	276	—	—	206	207	—	1
More than 5 years	94	95	—	1	108	103	6	1

Subtotal	381	382	—	1	317	313	6	2

Non-fixed-term securities	3,312	4,592	9	1,289	6,567	6,796	—	229

Other share investments and available-for-sale securities	3,693	4,974	9	1,290	6,884	7,109	6	231

      In 2003, amortized costs were written down in the amount of €15 million (2002: €1,480 million; 2001: €0 million).

      Disposal of other share investments and available-for-sale securities generated proceeds in the amount of €815 million in 2003 (2002: €791 million; 2001: €621 million) and no significant net capital gain (2002: €24 million; 2001: €85 million). The Company uses the specific identification method as a basis for determining these amounts.

      Non-fixed-term securities include non-marketable investments or securities of €1,047 million (2002: €5,921 million).

Long-term loans

      Long-term loans were as follows as of December 31, 2003 and 2002:

	December 31, 2003			December 31, 2002

		Interest rate	Maturity		Interest rate	Maturity
	€ in millions	up to	through	€ in millions	up to	through

Loans to affiliated companies	695	3.90%	2015	588	3.90%	2015
Loans to associated companies and other share investments	296	4.60%	2007	461	4.60%	2007
Other long-term loans	794	9.00%	2010	999	9.00%	2010

Long-term loans	1,785			2,048

(12) Inventories

      The following table provides details of inventories as of the dates indicated:

	December 31,

€ in millions	2003	2002

Raw materials and supplies by segment
E.ON Energie	972	1,058
Ruhrgas	96	—
Powergen	347	439
Other/consolidation	(12)	(18)

Core energy business	1,403	1,479

Viterra	98	115
Degussa	—	480

Other activities	98	595

Total	1,501	2,074

Work in progress	405	463

Finished products by segment
E.ON Energie	—	10
Ruhrgas	38	—
Powergen	—	—
Other/consolidation	4	—

Core energy business	42	10

Viterra	41	163
Degussa	—	924

Other activities	41	1,087

Total	83	1,097

Goods purchased for resale	488	206

Inventories	2,477	3,840

      Raw materials, products and goods purchased for resale are generally valued at average cost. Where this is not the case, the LIFO method is used, particularly for the valuation of natural gas inventories. In 2003, inventories valued according to the LIFO method amounted to €393 million (2002: €102 million).

      The difference between valuation according to LIFO and higher replacement costs is €195 million (2002: €4 million). The significant increase from the prior-year amount is due to E.ON’s consolidation of Ruhrgas.

(13) Receivables and Other Assets

      The following table provides details of receivables and other assets as of the dates indicated:

	December 31, 2003		December 31, 2002

	With a	With a	With a	With a
	remaining	remaining term	remaining	remaining term
	term up to	of more than	term up to	of more than
€ in millions	1 year	1 year	1 year	1 year

Financial receivables from affiliated companies	180	43	331	5
Financial receivables from associated companies and other share investments	74	6	259	1
Other financial assets	1,139	750	1,194	57

Financial receivables and other financial assets	1,393	799	1,784	63

Trade receivables	6,047	6	6,805	55
Operating receivables from affiliated companies	67	—	40	—
Operating receivables from associated companies and other share investments	781	26	406	—
Reinsurance claim due from Versorgungskasse Energie (mutual insurance fund)	42	833	32	700
Regulatory assets	—	160	—	212
Other operating assets	6,972	899	8,709	50

Operating receivables and other operating assets	13,909	1,924	15,992	1,017

Receivables and other assets	15,302	2,723	17,776	1,080

      As of December 31, 2003, accounts receivable and other assets in the amount of €2,600 million (2002: €3,949 million) are interest-bearing.

      In 2003, other financial assets include receivables from owners of minority interests in jointly owned nuclear power plants of €720 million (2002: €683 million) and margin account deposits receivable of €28 million (2002: €342 million). In addition, following the adoption of SFAS 143, other financial assets include a claim for a refund from the Swedish nuclear fund in the amount of €385 million in connection with the decommissioning of nuclear power plants. Since this asset is designated for a particular purpose, E.ON’s access to it is restricted.

      The reinsurance claim due from the Versorgungskasse Energie Mutual Insurance Fund results from pension obligations payable to E.ON Energie employees. The claims of these employees at the point of retirement are covered to a certain extent by insurance contracts entered into with the above mutual insurance fund.

      In accordance with SFAS 71, assets that are subject to U.S. regulation are separately disclosed. For further information regarding these assets, please see Note 2.

      Other operating assets also include tax refund claims of €1,929 million (2002: €1,803 million), financial derivative assets of €2,498 million (2002: €1,743 million), receivables related to E.ON Benelux’s cross-border lease transactions for power plants amounting to €1,020 million (2002: €1,235 million) and accrued interest receivables of €427 million (2002: €299 million). Assets intended for sale as of December 31, 2003 in the amount of €854 million (2002: €4 million) are also reported here. Other operating assets as of December 31, 2002 included a prepayment of €1.9 billion made related to the Ruhrgas acquisition.

Valuation Allowances for Doubtful Accounts

      The valuation allowances for doubtful accounts comprise the following for the periods indicated:

€ in millions	2003	2002	2001

January 1	212	486	579
Changes affecting income	237	(1)	316
Changes not affecting income	14	(273)	(409)

December 31	463	212	486

      Changes not affecting income are related to changes in the scope of consolidation and currency translation adjustments.

(14) Investments in short-term securities

      The following table provides details of investments in short-term securities as of the dates indicated:

	December 31,

€ in millions	2003	2002

Deposits at banking institutions with an original maturity greater than 3 months	539	49
Securities with an original maturity greater than 3 months	6,935	6,994

Investments in short-term securities	7,474	7,043

      Available-for-sale securities that management does not intend to hold long-term are classified as investments in short-term securities.

      These securities’ amortized costs, fair values, gross unrealized gains and losses, as well as the maturities of fixed-term available-for-sale securities with original remaining maturities greater than three months as of the dates indicated were as follows:

	December 31, 2003				December 31, 2002

			Gross	Gross			Gross	Gross
	Amortized	Fair	unrealized	unrealized	Amortized	Fair	unrealized	unrealized
€ in millions	cost	value	loss	gain	cost	value	loss	gain

Fixed-term securities
Less than 1 year	109	112	—	3	802	810	2	10
Between 1 and 5 years	2,215	2,211	27	23	3,315	3,216	122	23
More than 5 years	1,968	1,935	56	23	450	1,093	3	646

Subtotal	4,292	4,258	83	49	4,567	5,119	127	679
Non-fixed-term securities	2,415	2,677	44	306	2,330	1,875	579	124

Total	6,707	6,935	127	355	6,897	6,994	706	803

      In 2003, amortized costs were written down in the amount of €18 million (2002: €883 million; 2001: €44 million).

      The disposal of marketable securities that management does not intend to hold long-term generated proceeds in the amount of €870 million (2002: €1,304 million; 2001: €3,572 million). Realized net gains from such disposals in an amount of €85 million (2002: €13 million; 2001: €140 million loss) were recorded in 2003. E.ON uses the specific identification method as a basis for determining cost and calculating realized gains and losses on such disposals.

      As of December 31, 2003, marketable securities with a fair value of €77 million that management does not intend to hold long-term have been in a continuous unrealized-loss position for more than 12 months. Gross unrealized losses for these securities have accumulated to €15 million. Because the values of these securities began to recover again after the balance sheet date, no other-than-temporary impairment was recorded.

      Non-fixed-term securities include non-marketable securities or investments of €3 million (2002: €12 million).

(15) Cash and Cash Equivalents

      Cash and cash equivalents with an original maturity of three months or less in the amount of €3,321 million (2002: €1,342 million) include checks, cash on hand, balances in Bundesbank accounts and at other banking institutions. Included herein are also securities with an original maturity of three months or less.

      Balances in bank accounts include €31 million of collateral provided by banks which are mirrored by corresponding bank liabilities of E.ON in the same amount; access to these funds is therefore restricted.

(16) Prepaid Expenses and Deferred Income

      Of the prepaid expenses totaling €398 million (2002: €434 million), €396 million (2002: €53 million) mature within one year. Deferred income totaled €1,080 million in 2003 (2002: €1,055 million), of which €374 million (2002: €12 million) matures within one year.

(17) Capital Stock

      The Company’s authorized capital stock of €1,799,200,000 consists of 692,000,000 ordinary shares issued without nominal value. The number of outstanding shares as of December 31, 2003, totaled 656,026,401 (2002: 652,341,876; 2001: 652,079,965).

      Pursuant to shareholder resolutions approved at the Annual Shareholders Meeting held on April 30, 2003, the Board of Management is authorized to buy back up to 10.0 percent of E.ON AG’s outstanding share capital through October 30, 2004.

      As of December 31, 2003, E.ON AG held a total of 4,403,342 (2002: 4,407,169) treasury shares having a book value of €256 million in the Consolidated Balance Sheet (equivalent to 0.6 percent or €11,448,689 of the capital stock). During 2003, the company purchased 969 (2002: 241,523) shares on the market and 240,000 (2002: 0) shares from a subsidiary, and sold 244,796 (2002: 503,434) shares to employees at preferential prices. Please refer to Note 9 for further information on stock-based compensation.

      An additional 31,570,257 (2002: 35,250,955) shares of E.ON AG are held by its subsidiaries due to the VEBA-VIAG merger. These shares were acquired and considered treasury shares with no purchase price allocated to them.

Authorized Capital

      At the Annual Shareholders Meeting on May 25, 2000, the Board of Management was authorized to increase the Company’s capital stock by a maximum of €180 million (“Authorized Capital I”) through the issuance of new shares in return for cash contributions (with the opportunity to exclude shareholders’ subscription rights) as well as to increase the Company’s capital stock by a maximum of €180 million (“Authorized Capital II”) through the issuance of new shares in return for contributions in kind (with the exclusion of shareholders’ subscription rights). Following a capital increase in 2000, Authorized Capital II now amounts to €150.4 million.

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

      The conditional capital of €75 million approved at the Annual Shareholders Meeting held on May 25, 2000, was cancelled at the Annual Shareholders Meeting held on April 30, 2003. Instead, conditional capital (with the opportunity to exclude shareholders’ subscription rights) in the amount of €175 million was authorized until April 30, 2008. This conditional capital may be used to issue bonds with conversion or option rights and to fulfill conversion obligations towards creditors of bonds containing conversion obligations. The securities underlying these rights and obligations are either E.ON shares or those of companies in which E.ON directly or indirectly holds a majority stake.

(18) Additional Paid-in Capital

      Additional paid-in capital results exclusively from share issuance premiums. As of December 31, 2003, additional paid-in capital amounts to €11,564 million (2002: €11,402 million). The increase of €162 million during 2003 is primarily a result of the issuance of 3,440,698 E.ON AG shares held by subsidiaries to minority shareholders of E.ON Bayern AG.

(19) Retained Earnings

      The following table provides details of the E.ON Group’s retained earnings as of the dates indicated:

	December 31,

€ in millions	2003	2002	2001

Legal reserves	45	45	45
Other retained earnings	16,931	13,427	11,750

Retained earnings	16,976	13,472	11,795

      According to German securities law, E.ON AG shareholders can only receive distributions from the retained earnings of E.ON AG as defined by German GAAP, which are included in the Group’s retained earnings under U.S. GAAP. As of December 31, 2003, these German GAAP retained earnings amount to €2,478 million (2002: €1,866 million). Of these, legal reserves of €45 million (2002: €45 million) pursuant to § 150 subsections 3 and 4 AktG and reserves for own shares of €228 million (2002: €170 million) pursuant to § 272 subsection 4 HGB were not distributable on December 31, 2003. Accordingly, an amount of €2,205 million (2002: €1,651 million) is in principle available for dividend payments.

      The Group’s retained earnings as of December 31, 2003, include accumulated undistributed earnings of €704 million from companies that have been accounted for under the equity method.

(20) Other Comprehensive Income

      The components of other comprehensive income and the related tax effects are as follows:

	December 31, 2003			December 31, 2002			December 31, 2001

		Tax			Tax			Tax
		benefit			benefit			benefit
€ in millions	Before tax	(expense)	Net-of-tax	Before tax	(expense)	Net-of-tax	Before tax	(expense)	Net-of-tax

Foreign currency translation adjustments	(701)	(152)	(853)	(438)	(55)	(493)	(39)	—	(39)
Plus (less): reclassification adjustments affecting income	71	3	74	(125)	—	(125)	(36)	—	(36)
Unrealized holding gains (losses) arising during period	1,282	(35)	1,247	(514)	(20)	(534)	(1,766)	983	(783)
Plus (less): reclassification adjustments affecting income	(74)	14	(60)	1,355	(559)	796	63	(35)	28
Additional minimum pension liability	(156)	65	(91)	(116)	35	(81)	(381)	136	(245)
Cash flow hedges	224	(89)	135	(129)	65	(64)	(67)	16	(51)

Total	646	(194)	452	33	(534)	(501)	(2,226)	1,100	(1,126)

(21) Minority Interests

      Minority interests are attributable to the following segments:

	December 31,

€ in millions	2003	2002

E.ON Energie	3,990	3,906
Ruhrgas	59	—
Powergen	225	139
Other/consolidation	(13)	29

Core energy business	4,261	4,074

Viterra	364	366
Degussa	—	2,071

Other activities	364	2,437

Minority interests	4,625	6,511

      The elimination of minority interests at Degussa is a result of the deconsolidation of that company as of January 31, 2003.

(22) Provisions for Pensions

      E.ON and its subsidiaries maintain both defined benefit pension plans and defined contribution plans. Some of the latter are part of a multi-employer pension plan under EITF 90-3, “Accounting for Employers’ Obligations for Future Contributions to a Multiemployer Pension Plan,” for approximately 6,500 beneficiaries at Sydkraft. Pension benefits are primarily based on compensation and years of service. Most Germany-based employees who joined the Company prior to 1999 participate in a final pay arrangement, under which their retirement benefits depend on their final salary (averaged over the last years of employment) and on years of service. Most employees who joined the Company in or after 1999 are enrolled in a cash balance pension plan, under which notional contributions based on current earnings are actuarially converted into pension units. To fund these defined benefit plans, the Company sets aside notional contributions and/or accumulates plan assets. For employees in defined contribution pension plans, under which the Company pays fixed contributions to an outside insurer or pension fund, the amount of the benefit depends on the value of each employee’s individual pension claim at the time of his or her retirement from the Company.

      The liabilities arising from the pension plans and their respective costs are determined using the projected unit credit method in accordance with SFAS 87. The valuation is based on current pensions and pension entitlements and on economic assumptions that have been chosen in order to reflect realistic expectations. Furthermore, cash balance pension plans are valued in accordance with EITF 03-4 (traditional unit credit method). The obligations arising primarily at U.S. companies from health care and other post-retirement benefits for certain employees are calculated in accordance with SFAS 106.

      The effective date for fixing the economic valuation parameter is December 31 of each year. The necessary calculation of the number of personnel, particularly in the consolidated German subsidiaries, takes place on September 30, with significant changes carried forward to December 31.

      The changes in the projected benefit obligation (“PBO”) are shown on page F-54. The disposal of Degussa, which resulted in a reduction of €3,572 million, and the acquisition of Ruhrgas, which resulted in the addition of €759 million, are mainly responsible for the change shown as “Change in scope of consolidation” in 2003. The acquisition of Powergen, which resulted in the addition of €5,684 million in related obligations, was mainly responsible for the change in that same category in 2002.

Changes in Projected Benefit Obligations
€ in millions	2003	2002

Balance as of January 1	15,816	10,643
Service cost	176	187
Interest cost	724	694
Change in scope of consolidation	(2,816)	4,982
Prior service cost	22	21
Actuarial (gains)/losses	669	170
Exchange rate differences	(539)	(157)
Other	(3)	(54)
Pensions paid	(754)	(670)

Balance as of December 31	13,295	15,816

      The amount shown for 2002 was not adjusted for discontinued operations in order to maintain comparability. Accordingly, this results in differences in the presentation of net periodic pension costs for 2002 on page F-56.

      Of the entire benefit obligation, €225 million (2002: €296 million) is related to health care benefits.

      In accordance with FASB Staff Position (“FSP”) No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” information on benefit obligations arising from health care benefits and the expenses attributable thereto during the reporting period do not reflect the effects of this new U.S. law, since no accounting regulations relating to benefits arising from this law are in place at this time. The amounts listed for health care benefit obligations could change following any future application of such regulations.

      The changes in plan assets, which do not include any shares in E.ON Group companies, are shown below. The deconsolidation of Degussa, which resulted in a reduction of €728 million, is mainly responsible for the change shown as “Change in scope of consolidation” in 2003. The acquisition of Powergen resulted in the addition of €4,942 million in the same category in 2002.

Changes in Plan Assets
€ in millions	2003	2002

Balance as of January 1	5,477	1,183
Actual return on plan assets	660	(408)
Company contributions	229	68
Employees contributions	15	11
Change in scope of consolidation	(683)	4,908
Exchange rate differences	(401)	(89)
Pensions paid	(365)	(203)
Other	(10)	7

Balance as of December 31	4,922	5,477

      The current allocation of plan assets to asset categories and the target portfolio structure for 2004 are as follows:

	Target
	allocation	December 31,
Categories of Plan Assets
in %	2004	2003	2002

Equity securities	50-65	53	57
Debt securities	28-50	40	35
Real estate	0-15	6	6
Other	0	1	2

      Debt with remaining maturities from 0 to 46 years had an average weighted remaining maturity of 16.5 years on December 31, 2003. On December 31, 2002, the remaining terms ranged between 0 and 33 years, and the average weighted remaining maturity of the debt was 15.4 years.

      In the E.ON Group, the vast majority of reported plan assets relates to the pension plans at Powergen in the U.K. and at LG&E Energy in the U.S. The investment objective for the pension plan assets is the real-time coverage of benefit obligations for the corresponding pension plans.

      The long-term investment strategy for the various pension plans takes into consideration, among other things, the scope of the benefit obligations, the maturity structure, the minimum capital reserve requirements and, if applicable, other relevant factors. The target portfolio structure was determined on the basis of current evaluations of the investment strategy and the market environment, and is reviewed on a regular basis and adjusted, if necessary, to reflect market trends. Current investment strategy is focused on equity securities, as well as on high-quality government bonds and selected corporate bonds. As of December 31, 2003, the percentage of overall plan assets consisting of equity securities had been reduced.

      In 2003, average rate of return on plan assets was 13.0 percent. This performance was above the expected rate of return of 7.25 percent, which is part of the net periodic pension costs. The expected rate of return on plan assets is targeted in such a way that, over the long term, the total expected return from plan assets is at least equal to the actuarially determined benefit obligation.

      The funded status — the difference between the PBO for all pension units and the fair value of plan assets — is reconciled with the provisions shown on the balance sheet as shown below:

	December 31,
Provisions for Pensions
€ in millions	2003	2002

Funded status	8,373	10,339
Unrecognized actuarial loss	(1,518)	(1,883)
Unrecognized prior service cost	(42)	(72)

Unfunded accrued benefit cost	6,813	8,384
Additional minimum liability	629	779

Provisions for pensions	7,442	9,163

      The accumulated benefit obligation for all defined benefit pension plans amounted to €12,284 million (2002: €14,680 million) on December 31, 2003.

      Under U.S. GAAP, an additional minimum liability does not affect income, because an intangible asset in the amount of €53 million as of December 31, 2003, is recorded (2002: €70 million), with the remainder being charged against stockholders’ equity in the amount of €576 million (2002: €709 million; 2001: €622 million).

      Actuarial gains and losses result from variations in valuation assumptions, differences between the estimated and actual beneficiaries and underlying assumptions and are recognized as provisions for pensions on a delayed basis and amortized separately over periods determined for each individual pension plan.

      Provisions for pensions shown on the balance sheet as of December 31, 2003, particularly include obligations of U.S. companies arising from post-retirement health care benefits in the amount of €186 million (2002: €245 million), with allowances made for increases in the costs of health-care benefits amounting to 11.5 percent in the short term and 5.0 percent in the long term.

      Based upon actuarial calculations, the total net periodic defined benefit pension cost is detailed in the table below. Amounts for 2002 have been adjusted accordingly to reflect effects of discontinued operations.

Net Periodic Pension Cost
€ in millions	2003	2002	2001

Employer service cost	161	173	144
Interest cost	724	688	508
Expected return on plan assets	(331)	(238)	(84)
Prior service cost	21	17	18
Net amortization of (gains) losses	25	45	6

Total	600	685	592

      For 2004, it is expected that the overall Company contribution to plan assets in order to guarantee the minimum plan asset values stipulated by law or by-laws will be €113 million.

      The net periodic pension cost shown includes an amount of €19 million in 2003 (2002: €17 million) for retiree health care benefits. A one-percentage-point increase or decrease in the assumed health care cost trend rate would cause a change in net periodic pension cost of +€1 million or -€1 million, respectively. The resulting accumulated post-retirement benefit obligation would change by +€13 million or
-€11 million, respectively.

      In addition to total net periodic pension cost, an amount of €36 million in 2003 (2002: €47 million) was incurred for defined contribution pension plans and other retirement provisions, under which the Company pays fixed contributions to external insurers or similar institutions.

      Effective with the 2000 fiscal year, the Company began using the Klaus Heubeck biometric tables from 1998 (“Richttafeln 1998”) for the domestic pension liabilities, the current industry standard for calculating company pension obligations in Germany. However, the table’s disability incidence rates have been reduced by 20.0 percent to better reflect the Company’s specific situation.

      Actuarial values of the pension obligations of the principal German, U.K. and U.S. subsidiaries were computed based on the following average actuarial assumptions for each region:

	December 31, 2003			December 31, 2002

Actuarial Assumptions		Great			Great
in %	Germany	Britain	USA	Germany	Britain	USA

Discount rate	5.50	5.50	6.25	5.75	5.75	6.75
Salary increase rate	2.75	4.00	3.00	2.75	3.75	3.75
Expected return on plan assets	5.50	6.70	8.50	5.75	7.25	9.00
Pension increase rate	1.25	2.50	—	1.25	2.25	—

(23) Other Provisions

      A description of the Company’s asset retirement obligations, which are being reported for the first time in 2003 pursuant to the adoption of SFAS 143, is followed by disclosures about other provisions.

Description of Asset Retirement Obligations

      E.ON adopted SFAS 143 on January 1, 2003. As of December 31, 2003, E.ON’s asset retirement obligations included:

•	retirement costs shown in sub-items 1ab) and 1ba) for decommissioning of nuclear power plants in Germany (€8,106 million) and Sweden (€385 million),

•	environmental remediation measures related to non-nuclear power plants, including removal of electricity transmission and distribution equipment (€377 million), as well as environmental remediation at gas storage (€76 million) and opencast mining facilities (€55 million), and the decommissioning of oil and gas field infrastructure (€10 million), which are shown in sub-item 8).

      The following table summarizes the changes in E.ON’s asset retirement obligations during 2003:

€ in millions

Balance upon adoption at January 1, 2003	8,638
Liabilities incurred in the current period	18
Liabilities settled in the current period	(104)
Change in scope of consolidation	76
Accretion expense	486
Revision in estimated cash flows	(97)
Foreign currency translation adjustment	(8)

Balance at December 31, 2003	9,009

      Had SFAS 143 been applied for all reported periods, the Company would have reported total asset retirement obligations of €7,080 million and €8,638 million as of January 1, 2002, and December 31, 2002, respectively. E.ON would have reported net income of €5,095 million (2002: €2,597 million; 2001: €1,795 million) and earnings per share of €7.79 (actual EPS: €7.11) for the year ended December 31, 2003, €3.98 (actual EPS: €4.26) for the year ended December 31, 2002, and €2.66 (actual EPS: €3.03) for the year ended December 31, 2001. These pro-forma amounts were measured using information, assumptions and interest rates that were current as of the date of the Company’s initial adoption of SFAS 143. For further details on SFAS 143 please see sub-items 1) and 8).

Other Provisions

      The following table lists other provisions as of the dates indicated:

	December 31,

€ in millions	2003	2002

Provisions for nuclear waste management(1)	13,758	12,279
Management of spent nuclear fuel rods	5,710	5,990
Asset retirement obligations	8,491	6,629
Waste disposal	408	461
Less: Advance payments	(851)	(801)
Provisions for taxes(2)	2,827	2,813
Provisions for personnel costs(3)	1,487	1,621
Provisions for outstanding invoices — procurement(4)	2,740	2,533
Provisions for outstanding invoices — sales contracts(5)	1,185	1,210
U.S. regulatory liabilities(6)	462	520
Provisions for environmental remediation(7)	332	675
Provisions for land reclamation(8)	1,693	1,141
Miscellaneous(9)	2,280	2,792

Other provisions	26,764	25,584

      As of December 31, 2003, €20,036 million of the above provisions are due after more than one year (2002: €20,481 million).

      Of the total other provisions, €14,594 million (2002: €12,279 million) bear interest.

1) Provisions for nuclear waste management

a) Germany

      Provisions for nuclear waste management comprise costs for the management of spent nuclear fuel rods, asset retirement obligations for the decommissioning of nuclear and non-nuclear power plant components, and costs for the disposal of low-level nuclear waste.

      The provisions for nuclear waste management stated above are presented net of advance payments of €851 million in 2003 (2002: €801 million). These advance payments are prepayments to nuclear fuel reprocessors and to other waste management companies, as well as to governmental authorities, relating to reprocessing of spent fuel rods and the construction of permanent storage facilities. Accruals for the costs of nuclear fuel rod disposal, of nuclear power plant decommissioning, and of the disposal of low-level nuclear waste also include the costs for the permanent storage of radioactive waste.

      Permanent storage costs include investment, operating and financing costs for the planned permanent storage facilities Gorleben and Konrad and include required advance payments for permanent storage facilities made pursuant to the Permanent Storage Advance Payments Ordinance and on the basis of data from the German Federal Office for Radiation Protection (“Bundesamt für Strahlenschutz”). Each year the Company makes advance payments to the Bundesamt für Strahlenschutz.

      Furthermore, in calculating the provisions for nuclear waste management, the Company took into account the effects of the nuclear energy agreement reached by the German government and the country’s major energy utilities on June 14, 2000, and the related agreement signed on June 11, 2001.

aa) Management of Spent Nuclear Fuel Rods

      The requirement for spent nuclear fuel reprocessing and disposal/storage is based on the German Nuclear Power Regulations Act (“Atomgesetz”). Operators may either reprocess or permanently store nuclear waste.

      E.ON Energie has entered into contracts with two large European fuel reprocessing firms, BNFL in the U.K. and Cogema in France, for the reprocessing of spent nuclear fuel from its German nuclear plants. The delivery of nuclear fuel rods for reprocessing is allowed until June 30, 2005. The radioactive waste that results from reprocessing will be returned to Germany to be temporarily stored in an authorized storage facility. Permanent storage is also expected to occur in Germany.

      The accrual for the costs of used nuclear fuel rods reprocessing includes the costs for all components of the reprocessing requirements, particularly

•	the costs of transporting spent fuel to the reprocessing firms,

•	the costs of fuel reprocessing, as well as

•	the costs of outbound transportation of nuclear waste.

      The cost estimates are based primarily on existing contracts.

      Accruals for the costs of permanent storage of used fuel rods primarily include

•	contractual costs for procuring intermediate containers and intermediate on-site storage on the plant premises, and

•	costs of transporting spent fuel rods to conditioning facilities, conditioning costs, and costs for procuring permanent storage containers as determined by external studies.

      The accrual for the management of used fuel rods is provided over the period in which the fuel is consumed to generate electricity.

ab) Nuclear Plant Decommissioning

      The obligation with regard to the nuclear portion of nuclear plant decommissioning is based on the Atomgesetz mentioned above, while the obligation for the non-nuclear portion depends upon legally binding civil and public regulations, as well as other agreements.

      The accrual for the costs of nuclear plant decommissioning includes the expected costs for run-out operation, closure and maintenance of the facility, dismantling and removal of both the nuclear and non-nuclear portions of the plant, conditioning, and temporary and final storage of contaminated waste. The expected decommissioning and storage costs are based upon studies performed by external specialists and are updated regularly. Since the adoption of SFAS 143 on January 1, 2003, current costs have been fully recognized in the period in which the obligation is incurred. Until December 31, 2002, an accrual was provided over the estimated useful life for each nuclear plant according to the nuclear energy agreement reached by the German government and the country’s major energy utilities on June 14, 2000, and the related agreement signed on June 11, 2001.

ac) Waste from Plant Operations

      The accrual for the costs of the disposal of low-level nuclear waste covers all expected costs for the conditioning of low-level waste that is generated in the operation of the facilities.

b) Sweden

      Under Swedish law, Sydkraft is required to pay fees to the country’s national fund for nuclear waste management. Each year, the Swedish nuclear energy inspection authority calculates the fees for the disposal of high-level radioactive waste and nuclear power plant decommissioning based on the amount of electricity produced at the particular nuclear power plant. The calculations are then submitted to government offices for approval. Upon approval, Sydkraft makes the corresponding payments.

ba) Decommissioning

      Due to the adoption of SFAS 143 on January 1, 2003, an asset retirement obligation for decommissioning was recognized. Since fees were paid in the past to the national fund for nuclear waste management, a compensating receivable relating to these decommissioning costs was recorded under “Other assets” on January 1, 2003.

bb) Nuclear Fuel Rods and Nuclear Waste in Sweden

      The required fees relating to high-level radioactive waste paid to the national fund for nuclear waste management are shown as an expense.

      In the case of low-level and medium-level radioactive waste, a joint venture owned by Swedish nuclear power plant operators charges annual fees based on actual waste management costs. Sydkraft records the corresponding payments to this venture as an expense.

c) United Kingdom and United States

      Neither Powergen nor LG&E Energy operates any nuclear power plants. They are therefore not required to make payments or record liabilities similar to those described above with respect to Germany.

2) Taxes

      Provisions for taxes mainly consist of domestic and foreign corporate income taxes.

3) Personnel Liabilities

      Provisions for personnel expenses primarily cover provisions for vacation pay, early retirement benefits, anniversary obligations and other deferred personnel costs.

4) Supplier-Related Liabilities

      Provisions for supplier-related liabilities consist primarily of provisions for goods and services received but not yet invoiced and for potential losses from purchase obligations.

5) Customer-Related Liabilities

      Provisions for customer-related liabilities consist primarily of potential losses on open sales contracts. Also included are provisions for warranties, as well as provisions for rebates, bonuses and discounts.

6) U.S. Regulatory Liabilities

      U.S. regulatory liabilities that are subject to SFAS 71 are reported separately. To conform with this presentation, the Company reclassified a portion of these liabilities, amounting to €438 million as of December 31, 2002, which was previously presented as an offset to fixed assets. For more information, please see Note 2.

7) Environmental Remediation

      Provisions for environmental remediation refer primarily to rehabilitating contaminated sites, redevelopment and water protection measures.

8) Environmental Improvements and Similar Liabilities, including Land Reclamation

      Provisions for environmental improvements and similar liabilities primarily include asset retirement obligations pursuant to SFAS 143 in the amount of €518 million. Also included are provisions for reversion of title, other environmental improvements and reclamation liabilities.

9) Miscellaneous

      Other provisions primarily include provisions arising from the electricity business, provisions for liabilities arising from the acquisition and disposal of companies and provisions for tax-related interest expenses.

(24) Liabilities

      The following table provides details of liabilities as of the dates indicated:

	December 31, 2003					December 31, 2002

			With a remaining					With a remaining
			term of					term of
		Weighted					Weighted
		average					average
		interest rate	up to	1 to 5	over		interest rate	up to	1 to 5	over
€ in millions	Total	(in %)	1 year	years	5 years	Total	(in %)	1 year	years	5 years

Bonds (including Medium Term Note programs)	11,506	5.4	1,400	1,469	8,637	13,074	5.9	1,096	2,830	9,148
Commercial paper	2,168	2.5	2,168	—	—	1,903	3.0	1,903	—	—
Bank loans/Liabilities to banks	4,917	3.9	1,283	1,633	2,001	6,552	4.1	2,080	2,547	1,925
Bills payable	71	3.6	—	3	68	144	4.3	43	101	—
Other financial liabilities	1,332	4.2	340	228	764	1,092	3.5	139	436	517

Financial liabilities to banks and third parties	19,994		5,191	3,333	11,470	22,765		5,261	5,914	11,590

Financial liabilities to affiliated companies	231	2.3	225	1	5	167	3.2	153	4	10
Liabilities to associated companies and other share investments	1,925	2.0	1,850	12	63	2,319	2.1	2,261	14	44

Financial liabilities to group companies	2,156		2,075	13	68	2,486		2,414	18	54

Financial liabilities	22,150		7,266	3,346	11,538	25,251		7,675	5,932	11,644

Accounts payable	3,778		3,768	10	—	3,620		3,607	13	—
Liabilities to affiliated companies	77		39	—	38	188		188	—	—
Liabilities to associated companies and other share investments	239		170	55	14	131		121	—	10
Capital expenditure grants	285		22	78	185	274		21	80	173
Construction grants from energy consumers	3,516		162	639	2,715	3,532		152	639	2,741
Advance payments	695		670	25	—	443		442	1	—
Other	5,523		4,021	125	1,377	5,998		4,393	180	1,425
thereof taxes	781		781			479		479
thereof social security contributions	55		55			109		109

Operating liabilities	14,113		8,852	932	4,329	14,186		8,924	913	4,349

Liabilities	36,263		16,118	4,278	15,867	39,437		16,599	6,845	15,993

      In the Consolidated Balance Sheets, liabilities are reported net of the interest portion of non-interest-bearing and low-interest liabilities in the amount of €35,900 million (2002: €39,036 million). The interest portion amounts to €363 million (2002: €401 million).

Financial Liabilities

      The following is a description of the E.ON Group’s significant credit arrangements and debt issuance programs. Outstanding amounts under credit lines and bank loans are disclosed in the table above as “Bank loans/Liabilities to banks.” Issuances under a Medium Term Note Program (“MTN program”) and issuances of commercial paper are disclosed in the corresponding line item.

      These financing arrangements contain affirmative and negative covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. In general, E.ON’s most significant financial arrangements do not include financial covenants such as ratio compliance tests or a rating trigger, though a number do include restrictions on certain types of transactions and negative pledges, while others include material adverse change clauses relating to the relevant borrower. The following description of each of the Group’s most significant individual financing arrangements includes disclosures of financial covenants or cross-default clauses contained in those arrangements that were in effect as of December 31, 2003.

E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2003 and 2002, and no cross-default clauses had been triggered as of such dates.

      In addition, E.ON has over 200 additional financing arrangements that are not individually significant and that are summarized below grouped by segment and type of arrangement. These other arrangements also include affirmative and negative covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. Certain of these arrangements also include financial covenants, including requirements to maintain certain ratios. Certain arrangements also include material adverse change clauses, as well as restrictions on certain types of transactions and negative pledges. A second-tier subsidiary did not comply with a financial ratio covenant relating to a €464 million loan as of December 31, 2003 and 2002. In anticipation of this, the borrower requested and the lenders agreed to an advance waiver of compliance with this covenant for both December 31, 2003 and 2002 in August 2002. The Company expects to comply with such financial ratio covenant for all required periods subsequent to December 31, 2003 and therefore continues to present the loan according to its original maturities. Except for this single case of non-compliance, E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2003 and 2002, and no cross-default clauses had been triggered as of such dates.

      The failure of E.ON or the relevant borrower to comply with any of the identified covenants or the triggering of any cross-default clauses could result in:

•	The repayment of the affected financing arrangement;

•	The declaration that a liability becomes due and payable before its stated maturity;

•	The triggering of cross defaults in other financing arrangements;

•	E.ON’s access to additional financing on favorable terms being severely curtailed or even eliminated.

E.ON AG

€20 billion Medium Term Note Program

      Established in 1995, the Company’s MTN program was increased to €20 billion in August 2002. This program allows E.ON AG and its wholly owned subsidiaries E.ON International Finance B.V. (“E.ON International Finance”), Rotterdam, The Netherlands, and E.ON UK Finance Ltd. (renamed E.ON UK Finance plc in March 2003, hereinafter “E.ON UK Finance”), London, U.K., under the unconditional guarantee of E.ON AG, to periodically issue debt instruments through syndicated and private placements to investors. On May 17, 2002, E.ON issued its first-ever multi-currency bond in euros and pounds sterling (“GBP”) on the international bond markets. At year end 2003, the following bonds were outstanding:

•	€4.25 billion issued by E.ON International Finance with a coupon of 5.75 percent and a maturity in May 2009;

•	€0.9 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2017;

•	GBP 500 million or €714 million issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2012;

•	GBP 0.975 billion or €1.39 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in June 2032.

      Neither the MTN program nor any of the bonds outstanding at year end 2003 or 2002 contain any financial covenants. The MTN program documentation, as well as the bonds issued under the program, both contain the same cross-default clause. A cross default would be triggered if any creditor is entitled to declare that any indebtedness for borrowed money is payable before its stated maturity by reason of an event of default. A cross payment default would be triggered if an issuer or the guarantor under the program fails to pay indebtedness for borrowed money or any amount payable under any guarantee in respect of such indebtedness. These cross defaults would only occur if the aggregate amount of such indebtedness exceeds €25 million.

€10 billion Commercial Paper Program

      Established in 1994, E.ON AG’s commercial paper program was increased to €10 billion in March 2003. This program allows E.ON AG and its wholly owned subsidiaries E.ON International Finance and E.ON UK Finance, under the unconditional guarantee of E.ON AG, to periodically issue commercial paper with maturities of up to 729 days to investors. Proceeds from these offerings may be used for general corporate purposes. The commercial paper program does not contain any financial covenants. A cross default would be triggered if any creditor is entitled to declare that any indebtedness for borrowed money is payable before its stated maturity by reason of an event of default. A cross payment default would be triggered if an issuer or the guarantor under the program fails to pay indebtedness for borrowed money or any amount payable under any guarantee in respect of such indebtedness. These cross defaults would only occur if the aggregate amount of such indebtedness exceeds €30 million. As of December 31, 2003, E.ON AG had issued approximately €2.0 billion (2002: €1.6 billion) in commercial paper, leaving approximately €8 billion available under the program.

€12.5 billion Syndicated Multi-Currency Revolving Credit Facility Agreement

      E.ON AG and its subsidiaries Hibernia Industriewerte GmbH (renamed E.ON Finance GmbH in January 2004), Düsseldorf, Germany, E.ON International Finance and E.ON UK Finance (each under the unconditional guarantee of E.ON AG, all together “the borrowers”) established a revolving credit facility on December 13, 2002, that initially permitted borrowings in various currencies in an aggregate amount of up to €15 billion. The facility is divided into Tranche A, a revolving credit facility initially in the amount of €10 billion, and Tranche B, a revolving credit facility in the amount of €5 billion. Tranche A had an initial maturity of 364 days but includes both an extension option and a term-out option of 364 days each. Amounts raised under Tranche A may be used for general corporate purposes (except for the repayment of commercial paper) and bear interest generally equal to EURIBOR or LIBOR for the respective currency plus a margin of 20 basis points. Tranche B has a maturity of 5 years, and amounts raised under it may be used for the refinancing of existing credit facilities and for liquidity back-up. Drawings under this tranche bear interest equal to EURIBOR or LIBOR for the respective currency plus a margin of 25 basis points. In December 2003, the term for Tranche A was extended by 364 days by exercising the extension option, and the amount was reduced from €10 billion to €7.5 billion. The facility does not contain any financial covenants. A cross default would be triggered by the occurrence of an event of default on financial indebtedness of any of the borrowers. Additional cross defaults would be triggered by the declaration of financial indebtedness of any material subsidiary or any of the borrowers to be due and payable prior to its specified maturity pursuant to the occurrence of an event of default (cross acceleration default) and by non-payment of any financial indebtedness of any material subsidiary or any of the borrowers when due or after any applicable grace period (cross payment default). These cross defaults would only occur if the aggregate amount of all such financial indebtedness is more than €100 million (or its equivalent in any other currency or currencies). For these purposes, the material subsidiaries are E.ON Energie AG, Powergen UK plc, LG&E Energy Corp. and any other member of the Group whose total assets or revenues exceed 10 percent of the total assets or revenues of the E.ON Group. As of December 31, 2003, there were no borrowings outstanding under this facility (2002: €0 million).

Bilateral Credit Lines

      At year end 2003, E.ON AG had committed short-term credit lines of approximately €180 million (2002: €480 million) with maturities of up to one year and variable interest rates of up to 25 basis points above EURIBOR. These credit lines may be used for general corporate purposes. In addition, E.ON AG had several uncommitted short-term credit lines. As of December 31, 2003, E.ON AG had €0 million (2002: €420 million) outstanding under these credit lines.

      As of December 31, 2003, E.ON North America Inc. (“E.ON North America”), New York, U.S., a wholly owned subsidiary of E.ON AG, had an USD 100 million credit facility. This is an overdraft loan facility to be used for short-term overnight general corporate use. The rate charged on the daily loan balance is 8 basis points over the Federal Funds Rate. There was no outstanding balance under this line at year end 2003 and 2002.

      None of these bilateral credit lines includes financial covenants, nor do they provide for cross defaults.

E.ON Energie

Sydkraft Medium Term Note Program

      A domestic MTN program was established by E.ON Energie’s subsidiary Sydkraft in 1999 and was increased in 2003 to a maximum allowed outstanding amount of 13 billion Swedish kronar (“SEK”). The facility is renewed every year and allows for borrowings with a maturity of up to 15 years with various interest rate structures. The program does not include any financial covenants but does contain a cross-default clause which would be triggered by a default of Sydkraft or any of its subsidiaries on financial indebtedness in the amount of SEK 10 million or more. The outstanding amount as of December 31, 2003, was SEK 5,895 million or €649 million (2002: SEK 6,774 million or €740 million).

Sydkraft and Graninge Commercial Paper Programs

      Established in 1990, Sydkraft’s domestic commercial paper program was increased in 1999 to a maximum allowed outstanding amount of SEK 3 billion. Borrowings can be made for terms of up to 365 days. The outstanding amount as of December 31, 2003, was SEK 300 million or €33 million (2002: SEK 2,285 million or €249 million).

      A euro commercial paper program was established by Sydkraft in 1990 with a maximum allowed outstanding amount of USD 200 million. Borrowings can be made for terms up to 365 days. There was no amount outstanding as of December 31, 2003 (2002: USD 34 million or €32 million).

      Sydkraft’s subsidiary Graninge has also established a SEK 3 billion domestic commercial paper program which allows for the issuance of commercial paper with maturities of up to 365 days. The outstanding amount as of December 31, 2003, was SEK 792 million or €87 million.

      None of these commercial paper programs include any financial covenants or cross-default clauses.

Bank Loans, Credit Facilities

      As of December 31, 2003, E.ON Energie and its subsidiaries had committed short-term credit lines of €1,053 million with maturities of up to one year and variable interest rates of up to 47.5 basis points above EURIBOR (2002: €778 million). These credit lines may be used for general corporate purposes. In particular, they serve as back-up facilities for letters of credit and bank guarantees. In addition, E.ON Energie had uncommitted short-term credit lines with various banks. Under the credit lines, €294 million was outstanding at year end 2003 (2002: €107 million).

      Included in these credit facilities is a €210 million revolving credit facility that was established by Graninge in 1999 and matures in 2004. This facility allows Graninge to borrow for periods of one to six months at LIBOR for the respective period plus 36 basis points. Borrowings may be used for general corporate purposes. The facility contains financial covenants including a cap on financial indebtedness, maintenance of a minimum equity ratio, and a cross-default clause that would be triggered by a default of any member of the Graninge Group on an obligation of more than €5 million. As of December 31, 2003, borrowings of €110 million were outstanding under this facility.

      Bank loans have been used by E.ON Energie and its subsidiaries mainly to finance specific projects or investment programs and include subsidized credit facilities from national and international financing institutions. Bank loans (including short-term credit lines) amount to €2,257 million (2002: €2,400 million).

Ruhrgas

€2.6 billion Syndicated Multi-Currency Revolving Credit Facility Agreement

      In January 2002, Ruhrgas AG established a revolving credit facility that permitted borrowings in various currencies in an aggregate amount of up to €2.6 billion. The facility was divided into Tranche A with an amount of €2.0 billion and Tranche B with an amount of €0.6 billion. Tranche A had an initial maturity of two years. Tranche B had an initial maturity of 364 days but included a term-out option of one year. Drawings under this facility bore interest at variable rates equal to EURIBOR or LIBOR plus a margin of 32.5 to 37.5 basis points. Outstanding amounts were repaid and the facility was cancelled in April 2003 following the takeover by E.ON.

Long-Term Loans

      In March 1999, Ruhrgas obtained four long-term bilateral loans from banks with fixed interest rates in the aggregate amount of €280 million and maturities of 5 to 15 years. The loans are repayable at maturity. The outstanding amount as of December 31, 2003, was €280 million. The interest rates for these loans vary between 3.75 and 5.068 percent (on average, about 4.76 percent).

      In addition, in the period from 1997 to 2003, Ruhrgas’ subsidiary Ferngas Nordbayern GmbH obtained long-term loans totaling €84 million. The loans each have a maturity of ten years with annual or quarterly repayments. The outstanding amount as of December 31, 2003, was €50 million. The interest rates for these loans vary between 4.25 and 5.98 percent (on average, about 5.06 percent).

      None of these loans include financial covenants, however they do include cross-default clauses that are triggered by defaults of Ruhrgas on financial indebtedness exceeding €20 million or €30 million, depending on the individual loan.

Bilateral Credit Lines

      The Ruhrgas Group also has several uncommitted short-term credit lines. As of December 31, 2003, €9 million were outstanding under these credit lines.

Powergen

U.K. Operations

Bonds

      As of December 31, 2003, Powergen Ltd. had a USD 1,050 million or €840 million Global U.S. Dollar Bond outstanding, which was issued by Powergen US Funding LLC (“Powergen US Funding”), Delaware, U.S. The bond has a coupon of 4.5 percent and matures in October 2004.

      Furthermore, Powergen UK plc. (“Powergen UK” ), London, U.K., had the following bonds in place as of December 31, 2003:

•	GBP 250 million or €357 million bond issued by Powergen UK with a coupon of 8.5 percent maturing in July 2006.

•	GBP 250 million or €357 million bond issued by Powergen UK with a coupon of 6.25 percent maturing in April 2024.

•	€500 million Eurobond issued by Powergen UK with a coupon of 5.0 percent maturing in July 2009.

•	USD 410 million or €328 million Yankee Bond issued by Powergen (East Midlands) Investments, London, U.K., with a coupon of 7.45 percent maturing in May 2007.

      Each of these bonds includes covenants providing for a negative pledge and restrictions on sale and leaseback transactions. Each also includes a cross-default clause that would be triggered by a non-payment of principal, premium or interest on any obligation of the issuer, Powergen or any of its subsidiaries, with the threshold amounts ranging from GBP 15 million to GBP 50 million.

U.S. Commercial Paper Program

      Powergen US Funding (under the guarantee of Powergen) established a USD 3.0 billion U.S. commercial paper program in December 2000, allowing it to periodically issue commercial paper with maturities of up to 270 days to investors. Proceeds from the issues were used for acquisition finance as well as general corporate purposes. This program was terminated on July 7, 2003.

Euro Commercial Paper Program

      Powergen UK established a euro commercial paper program with an authorized amount of up to USD 500 million or its equivalent in February 1994. Its proceeds were used for general corporate purposes. This program was terminated on July 7, 2003.

U.S. Operations

Bonds and Medium Term Note Program

      LG&E Capital Corp. (“LG&E Capital”), Louisville, Kentucky, U.S., has an MTN program under which it was authorized to issue initially up to USD 1.05 billion in bonds. Amounts repaid may not be reborrowed. As of December 31, 2003, the amount outstanding under the program was USD 450 million or €360 million (2002: USD 450 million or €432 million) leaving USD 400 million available for future issuance. The average interest rate for issues under this program in 2003 was 6.7 percent with maturities ranging from 2004 to 2008.

      The LG&E Capital MTN program requires LG&E Energy to maintain ownership of at least 80 percent of LG&E Capital and 100 percent of Louisville Gas and Electric Company (“LG&E”), Louisville, Kentucky, U.S. The program also requires LG&E Capital to maintain tangible net worth of at least USD 25 million, and prohibits liens on the shares of LG&E and LG&E Capital. Additionally, the program limits the use of sale and leaseback transactions. Any default on debt of the subsidiaries of LG&E Capital in excess of USD 15 million or a default by LG&E or LG&E Energy in excess of USD 25 million causes a default under the MTN program.

      In addition, as of December 31, 2003, bonds in the amount of USD 574 million or €459 million were outstanding at LG&E and bonds in the amount of USD 390 million or €312 million were outstanding at Kentucky Utilities Company (“Kentucky Utilities”), Louisville, Kentucky, U.S., with fixed interest rates as well as with variable interest rates. Fixed rate bonds bear interest at rates ranging from 5.75 percent to 7.92 percent, the average interest rate on the variable rate bonds was less than 4 percent in 2003. On the LG&E bonds, maturities range from 2013 to 2033, and on the Kentucky Utilities bonds, maturities range from 2006 to 2032. The LG&E and Kentucky Utilities bonds are collateralised by a lien on substantially all of the assets of the respective companies.

Commercial Paper Programs

      LG&E has authorized a USD 200 million commercial paper program which allows for the issuance of commercial paper with maturities of up to 270 days. There was no amount outstanding as of December 31, 2003 (2002: €0 million).

      LG&E Capital has authorized a USD 600 million commercial paper program which allows for the issuance of commercial paper with maturities of up to 270 days that had no outstanding balance as of December 31, 2003 (2002: €0 million).

      Both commercial paper programs do not contain any financial covenants or cross-default clauses.

Bilateral Credit Lines, Bank Loans

      LG&E has five revolving lines of credit with banks totaling USD 185 million or €148 million. These credit facilities expire in June 2004, and there was no outstanding balance under any of these facilities at December 31, 2003.

      These revolving lines of credit include financial covenants, in particular requiring that LG&E’s debt/total capitalization ratio must be less than 70 percent and that E.ON AG must own at least two thirds of voting stock of LG&E directly or indirectly. Furthermore, the corporate credit rating of LG&E must be at or above BBB- and Baa3 and LG&E may not dispose of assets aggregating more than 15 percent of its total assets. Each of the credit lines also contains a cross-default provision that causes the LG&E bilateral line of credit to be in default if LG&E is in default on other debt in excess of USD 25 million.

      In addition to the above, at year end 2003, LG&E Capital had short-term and long-term loans totalling USD 35 million or €28 million (2002: USD 39 million or €37 million).

Viterra

Bilateral Credit Lines

      At year end 2003, Viterra had committed short-term credit lines from various domestic and international banks of approximately €471 million (2002: €403 million) with maturities of up to one year. These credit lines may be used for general corporate purposes (such as bank guarantees). As of December 31, 2003, there was €149 million outstanding under these lines (2002: €225 million).

Long-Term Loans

      At year end 2003, Viterra AG and its subsidiaries had numerous long-term loans from banks and other creditors totalling €2,480 million (2002: €2,552 million) with maturities of up to 10 years. As of December 31, 2003, a nominal amount of €1,662 million of all loans from banks and other creditors was collateralized by mortgages on real estate and an equivalent amount of €464 million was collateralized by a pledge of equity in the relevant company. In order to collateralize certain loans totalling €154 million, it was undertaken to pledge equity in the relevant company by June 30, 2004. The interest rates on these financial liabilities vary between 0 and 10 percent (on average, about 4 percent).

      As of December 31, 2003, E.ON’s financial liabilities to banks and third parties had the following maturities:

	Repayment	Repayment	Repayment	Repayment	Repayment	Repayment
€ in millions	2004	2005	2006	2007	2008	after 2008	Total

Bonds (including MTN programs)	1,400	137	761	424	147	8,637	11,506
Commercial paper	2,168	—	—	—	—	—	2,168
Bank loans/Liabilities due to banks	1,283	365	621	422	225	2,001	4,917
Bills payable	—	—	—	3	—	68	71
Other financial liabilities	340	43	90	41	54	764	1,332

Financial Liabilities to banks and third parties	5,191	545	1,472	890	426	11,470	19,994

Used credit lines	459	—	—	—	—	—	459
Unused credit lines	9,422	—	—	5,000	—	—	14,422

Used and unused credit lines	9,881	—	—	5,000	—	—	14,881

      The following table shows the effective interest rates for the Company’s financial liabilities to banks with third parties:

	December 31, 2003

€ in millions	0 - 3%	3.1 - 7%	7.1 - 10%	10.1 - 14%	more than 14%	Total

Bonds (including MTN programs)	616	9,944	946	—	—	11,506
Commercial paper	2,048	120	—	—	—	2,168
Bank loans/Liabilities due to banks	1,567	3,134	182	31	3	4,917
Bills payable	3	68	—	—	—	71
Other financial liabilities	363	943	14	12	—	1,332

Financial liabilities to banks and third parties	4,597	14,209	1,142	43	3	19,994

      The following table provides details of the Company’s liabilities due to banks as of the dates indicated:

	December 31

€ in millions	2003	2002

Bank loans collateralized by mortgages on real estate	1,678	1,676
Other collateralized bank loans	574	1,150
Uncollateralized bank loans, drawings on credit lines, short-term loans	2,665	3,726

Bank loans/Liabilities to banks	4,917	6,552

      Collateralized liabilities to banks totaled €2,252 million as of December 31, 2003 (2002: €2,826 million), including €495 million (2002: €517 million) that are non-interest-bearing or bear interest rates below market rates.

      Bank loans that bear interest below market rates have been granted mainly to the Viterra segment for financing residential rental real estate. In return, rents below the prevailing market rates are offered to the lender. Due to these conditions, such loans appear at present value on the balance sheet. The difference resulting from discounting is reported under deferred income and released in subsequent years as rental income. The interest on the liabilities results in increased interest expense.

      Financial liabilities include non-interest-bearing and low-interest liabilities in the amount of €1,052 million in 2003 (2002: €696 million).

Operating liabilities

      Operating liabilities in the amount of €14,049 million (2002: €14,186 million) are non interest-bearing.

      Capital expenditure grants of €285 million (2002: €274 million) are paid primarily by customers in the core energy business for capital expenditures made on their behalf, while E.ON retains the assets. The grants are non-refundable and are recognized in other operating income over the period of the depreciable lives of the related assets.

      Construction grants of €3,516 million (2002: €3,532 million) are paid by customers of the core energy business for costs of connections according to the generally binding linkup terms. The grants are generally non-refundable and are recognized as revenue according to the useful lives of the related assets.

      Other operating liabilities primarily include the negative fair values of derivative financial instruments of €1,791 million (2002: €1,982 million), E.ON Benelux’s cross-border leasing transactions for power plants amounting to €1,020 million (2002: €1,235 million) and accrued interest payable of €616 million (2002: €613 million).

(25) Contingencies and Commitments

      E.ON is subject to contingencies and commitments involving a variety of matters, including different types of guarantees, litigation and claims (as discussed in Note 26), long-term contractual and legal obligations and other commitments.

Financial Guarantees

      Financial guarantees include both direct and indirect obligations (guarantees of indebtedness of others). These require the guarantor to make contingent payments based on the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability, or the equity of the guaranteed party.

      The Company’s financial guarantees include nuclear-energy-related items. Obligations also comprise direct financial guarantees to creditors of related parties and third parties. Financial guarantees with specified terms extend as far as 2029. Maximum potential undiscounted future payments could total up to €525 million (2002: €866 million). €310 million of this amount involves guarantees issued on behalf of related parties (2002: €573 million). Indirect guarantees primarily include obligations in connection with cross-border leasing transactions and obligations to provide financial support to primarily related parties. Indirect guarantees have terms up to 2023. Maximum potential undiscounted future payments could total up to €663 million (2002: €753 million). €353 million of this amount involves guarantees issued on behalf of related parties (2002: €218 million). The Company has recorded provisions of €95 million (2002: €50 million) as of year end 2003 with respect to financial guarantees.

      Pursuant to the amendments of the Atomgesetz (“AtG”) and the amendments to the Regulation regarding the Provision for Coverage of the AtG (“Atomrechtliche Deckungsvorsorge-Verordnung” or “AtDeckV”) on April 27, 2002, German nuclear power plant operators are required to provide nuclear accident liability coverage of up to €2.5 billion per incident.

      Beginning January 2003, a standardized insurance facility for an amount of €255.6 million was set up. The coverage provided through the institution Nuklear Haftpflicht Gesellschaft bürgerlichen Rechts (“Nuklear Haftpflicht GbR”) now only covers costs between €0.5 million and €15 million for claims related to officially ordered evacuation measures. Group companies have agreed to place their subsidiaries operating nuclear power plants in a position to maintain a level of liquidity that will enable them at all times to meet their obligations as members of the Nuklear Haftpflicht GbR, in proportion to their shareholdings in nuclear power plants.

      To provide liability coverage for the additional €2,244.4 million per incident required by the above-mentioned amendments, E.ON Energie and the other parent companies of German nuclear power plant operators reached a Solidarity Agreement (“Solidarvereinbarung”) on July 11, July 27, August 21, and August 28, 2001. If an accident occurs, the Solidarity Agreement calls for the nuclear power plant operator liable for the damages to receive—after the operator’s own resources and those of its parent company are exhausted—financing sufficient for the operator to meet its financial obligations. Under the Solidarity Agreement, E.ON Energie’s share of the liability coverage is 43 percent (2002: 40.6 percent) and an additional 5.0 percent charge for the administrative costs of processing damage claims.

      In accordance with Swedish law, Sydkraft has issued guarantees to governmental authorities. The guarantees were issued to cover possible additional costs related to the disposal of high-level radioactive waste and to nuclear power plant decommissioning. These costs could arise if actual costs exceed accumulated funds. In addition, Sydkraft is also responsible for any additional costs related to the disposal of low-level radioactive waste if actual waste management costs exceed the advance payments Sydkraft has made in the past to a joint venture owned by Swedish nuclear power plant operators.

      Neither Powergen nor LG&E Energy operate nuclear power plants; they therefore do not have comparable contingent liabilities.

Indemnification Agreements

      Contracts in connection with the disposal of shareholdings concluded throughout the Group include indemnification agreements and other guarantees with terms up to 2041 in accordance with contractual arrangements and local legal requirements, unless shorter terms were contractually agreed. Maximum potential undiscounted future payments could total up to €5,693 million (2002: €5,663 million). These typically relate to customary representations and warranties, environmental damages and taxes. In some cases the buyer is required to either share costs or cover a certain amount of costs before the Company is required to make any payments. Some obligations are to be covered first by insurance contracts or provisions of the disposed companies. The Company has recorded provisions of €103 million (2002: €287 million) at year end 2003 with respect to all indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or VEBA AG and VIAG AG before their merger) are included in the final sales contracts in the form of indemnities (“Freistellungen”).

Other Guarantees

      Other guarantees include contingent purchase consideration (maximum potential undiscounted future payments of €36 million; 2002: €36 million) with an effective period through 2020 and warranties and market value guarantees (maximum potential undiscounted future payments of €69 million). Other guarantees also include product warranties (€30 million included in provisions as of December 31, 2003, following the change in the scope of consolidation). The changes compared to the provisions of €72 million as of December 31, 2002, are the combined result of €9 million from the utilization of provisions, €2 million from the reversal of provisions and €13 million from additions in 2003.

Long-Term Obligations

      As of December 31, 2003, the principal long-term contractual obligations in place relate to the purchase of fossil fuels such as gas, lignite and hard coal and electricity.

      Gas is usually procured on the basis of long-term purchase contracts with large international producers of natural gas. Such contracts are generally of a “take-or-pay” nature. The prices paid for natural gas are normally tied to the prices of competing energy sources, as dictated by market conditions. The conditions of these long-term contracts are reviewed at certain specific intervals (usually every 3 years) as part of contract negotiations and may thus change accordingly. In the absence of an agreement on a pricing review, a neutral board of arbitration makes a final binding decision. Financial obligations arising from these contacts are calculated based on the same principles that govern internal budgeting. Furthermore, the take-or-pay conditions in the individual contracts are also used to perform the calculations.

      The contractual obligations in place for the purchase of electricity are especially with jointly operated power plants. The purchase price of electricity from jointly operated power plants is determined by the supplier’s production cost plus a profit margin that is generally calculated on the basis of an agreed return on capital.

      Long-term contractual obligations have also been entered into by E.ON Energie in connection with the reprocessing and storage of spent fuel elements. Respective prices are based on prevailing market conditions.

      Other financial obligations amount to €4,538 million. They consist primarily of obligations for cash offers and potential obligations arising from the acquisition of shares.

      Obligations for cash offers to minority shareholders relate to E.ON Bayern and CONTIGAS as well as commitments arising from squeeze-out transactions at E.ON Bayern and Thüga. In October 2001, E.ON Energie also entered into a put option agreement that allows the minority shareholder to exercise its right to sell its remaining stake in Sydkraft to E.ON Energie for approximately €2 billion. In 2003, the term of this option was extended to 2007. Furthermore, E.ON Energie has entered into put option agreements related to various acquisitions that allow other shareholders to exercise rights to sell their remaining stakes for an aggregate total of approximately €1.2 billion.

      Viterra has entered into a non-cancelable option agreement with the other shareholders of Deutschbau. This agreement conditionally requires Viterra to purchase part or all of the interests of those shareholders for €409 million subject to certain adjustments. A further agreement includes a call option for Viterra based on different conditions. Neither option can be exercised before September 30, 2007.

      Expected payments arising from long-term obligations total €108,593 million and are as follows:

€ in millions	Total	Up to 1 year	1 - 3 years	3 - 5 years	After 5 years

Natural gas	94,290	1,700	18,899	17,606	56,085
Coal	1,319	565	497	171	86
Lignite and other fossil fuels	244	36	74	77	57

Total fossil fuel purchase obligations	95,853	2,301	19,470	17,854	56,228

Electricity purchase obligations	5,001	1,354	926	681	2,040
Other purchase obligations	746	57	151	275	263

Total long-term purchase commitments/ obligations	101,600	3,712	20,547	18,810	58,531

Major repairs	4	4	—	—	—
Environmental protection measures	48	6	1	1	40
Other/ capital expenditure commitments	2,103	2,072	22	6	3

Total other purchase commitments/ obligations	2,155	2,082	23	7	43

Other financial obligations	4,538	633	161	3,636	108

Loan commitments	300	63	194	—	43

Total	108,593	6,490	20,925	22,453	58,725

Rental, Tenancy and Lease Agreements

      Nominal values of other commitments arising from rental, tenancy and leasing agreements are due as follows:

€ in millions

2004	146
2005	129
2006	123
2007	117
2008	111
Thereafter	820

Total	1,446

      Expenses arising from such contracts reflected in the Consolidated Statements of Income amounted to €100 million in 2003 (2002: €132 million; 2001: €95 million).

(26) Litigation and Claims

      Various legal actions, including lawsuits for product liability or for alleged price-fixing agreements, governmental investigations, proceedings and claims are pending or may be instituted or asserted in the future against the Company. These include two lawsuits pending in the U.S. against subsidiaries of Ruhrgas Industries GmbH. Since litigation or claims are subject to numerous uncertainties, their outcome cannot be ascertained; however, in the opinion of management, any potential obligations arising from these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

      In the wake of the various corporate restructurings of the past several years, shareholders have filed a number of claims (“Spruchstellenverfahren”). The claims contest the adequacy of share exchange ratios or cash settlements paid to former shareholders of the acquired companies. The claims impact the E.ON Energie segment and the former Distribution/ Logistics segment, as well as the VEBA-VIAG merger. Because the share exchange ratios and settlements were determined by outside experts and reviewed by other auditing firms, E.ON believes that the exchange ratios and settlements are correct.

(27) Supplemental Disclosure of Cash Flow Information

      The following table indicates supplemental disclosures of cash flow information:

€ in millions	2003	2002	2001

Cash paid during the year for
Interest, net of amounts capitalized	1,197	917	1,074
Income taxes, net of refunds	1,064	1,170	1,931
Non-cash investing and financing activities
Increase of stake in E.ON Bayern AG through issuance of E.ON AG shares to minority shareholders	153	—	—
Exchange and contribution of assets as part of acquisitions	—	167	—
Acquisition of Hein GAS (61.85%)	—	—	514
Merger of Degussa-Hüls and SKW	—	—	559

      For more information regarding the non-cash increase of the stake in E.ON Bayern AG, see Note 18.

      The deconsolidation of shareholdings and operations resulting from divestments led to reductions of €13,153 million (2002: €20,900 million, 2001: €6,912 million) related to assets and €11,306 million (2002: €14,535 million, 2001: €4,186 million) related to provisions and liabilities. Cash and cash equivalents divested herewith amounted to €214 million (2002: €1,373 million, 2001: €188 million).

      Cash provided by operating activities increased by €1,924 million from €3,614 million in 2002 to €5,538 million in 2003, reflecting the Company’s focus on its core energy businesses.

      In spite of the elimination of cash flows with the deconsolidation of Degussa and interest paid for the financing of acquisitions in 2003, cash provided by operating activities increased significantly, largely due to operating improvements and the effects of the consolidation of new companies at E.ON Energie, as well as the inclusion of Ruhrgas and Powergen. The prior-year cash provided by operating activities was also reduced by special items, particularly tax payments (including interest portions) for prior years.

      E.ON’s most significant investments in financial assets in 2003 relate to the acquisition of the outstanding shares of Ruhrgas and the increase of its stakes in Graninge and JCE/JME. The significant investments made in the prior year were primarily attributable to the acquisition of Powergen, the retail business of TXU and Ruhrgas shares. The investments in the reporting period were principally financed by proceeds from the sale of Degussa, Viterra Energy Services, Gelsenwasser and Bouygues Telecom.

      Payments for acquisitions of subsidiaries amounted to €5,531 million (2002: €12,758 million, 2001: €3,387 million). The 2002 amount does not include €5,679 million for the acquisition of Ruhrgas shares as these shares were not consolidated before 2003 and is mainly comprised of the payments for the acquisitions of Powergen and TXU. Cash and cash equivalents acquired herewith amounted to €352 million (2002: €819 million, 2001: €1,348 million). These purchases resulted in assets amounting to €21,321 million (2002: €31,018 million, 2001: €14,291 million) and in provisions and liabilities totaling €9,806 million (2002: €18,260 million, 2001: €9,788 million).

(28) Derivative Financial Instruments and Hedging Transactions

Strategy and Objectives

      During the normal course of business, the Company is exposed to foreign currency risk, interest rate risk, and commodity price risk. These risks create volatility in earnings, equity, and cash flows from period to period. The Company makes use of derivative instruments in various strategies to eliminate or limit these risks.

      The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. Some companies in the E.ON Energie and Powergen segments also engage in the proprietary trading of energy contracts within the risk management guidelines described below.

      E.ON AG has enacted general risk management guidelines for the use of derivative interest and foreign currency instruments that constitute a comprehensive framework for the Company. Each reporting unit has also adopted industry-specific risk management guidelines for commodities to manage the appropriate risks arising from their respective activities. The reporting units’ guidelines operate within the general risk management framework of E.ON AG. As part of the Company’s framework for interest rate and foreign currency risk management, an enterprise-wide reporting system is used to monitor each reporting unit’s exposures to these risks and their long-term and short-term financing needs. The creditworthiness of these counterparties is monitored on a regular basis.

      Energy trading activities are subject to the reporting unit’s risk management guidelines. The reporting units involved in such activities enter into energy trading contracts for price risk management, system optimization, load balancing and margin improvement. Proprietary trading is only allowed within strict limits, which are established and monitored by a board independent from the trading operations. Limits used mainly include Profit at Risk and Value at Risk figures, as well as volume, credit and book limits. Additional key elements of the risk management are the clear division of duties between scheduling, trading, settlement and control, as well as a risk reporting independent from the trading operations.

      Hedge Accounting in accordance with SFAS 133 is used primarily for interest rate derivatives regarding hedges of long-term debts, for foreign currency derivatives regarding hedges of investments in foreign operations (“Hedge of a net investment in a foreign operation”) and long-term debts in foreign currency. For commodities, potentially volatile future cash flows from planned purchases and sales of electricity, as well as from gas supply, are hedged.

Fair Value Hedges

      The Company generally seeks to maintain a desired level of floating-rate assets and debt. To this end, the Company uses interest rate and cross-currency interest rate swaps to manage interest rate and foreign currency risk arising from long-term loans and debt obligations denominated in euro and foreign currencies (principally USD and SEK). Gains and losses on these hedges are classified as other income or other expense. The ineffective portion of fair value hedges as of December 31, 2003, resulted in a gain of €2 million (2002: €1 million).

Cash Flow Hedges

      Interest rate and cross-currency interest rate swaps are concluded to hedge the interest rate and currency risks arising from floating-rate debt issued by the Company and its reporting units. By using these swaps, the Company pursues its strategy to hedge payments in foreign currency and in euro against interest-bearing long-term loans and debt obligations in the functional currency of the respective E.ON company by using cash flow hedge accounting. To reduce cash flow fluctuations arising from electricity and gas transactions effected at variable spot prices, futures and forward contracts are concluded and accounted for using cash flow hedge accounting.

      As of December 31, 2003, the hedged transactions in place included foreign currency cash flow hedges with maturities up to 13 years (2002: 4 years) and up to 29 years (2002: 18 years) for interest rate cash flow hedges. Planned commodity cash flow hedges have maturities of up to 4 years (2002: up to 2 years).

      The amount of ineffectiveness for cash flow hedges recorded for the year ended December 31, 2003, was a loss of €0 million (2002: €0 million). For the year ended December 31, 2003, reclassifications from accumulated other comprehensive income for cash flow hedges resulted in a loss of €154 million (2002: €10 million loss), of which €1 million was due to the absence of forecasted cash flows. The Company estimates that reclassifications from accumulated other comprehensive income for cash flow hedges in the next twelve months will result in a loss of €23 million. Gains and losses are classified as other operating income or other operating expense.

Net Investment Hedges

      The Company uses foreign currency loans, forwards and currency swaps to protect the value of its net investments in its foreign operations denominated in foreign currencies. For the year ended December 31, 2003, the Company recorded an amount of €856 million (2002: €238 million) in accumulated other comprehensive income within stockholders’ equity due to changes in fair value of derivative and foreign currency translation results of non-derivative hedging instruments.

Valuation of Derivative Instruments

      The fair value of derivative instruments is sensitive to movements in underlying market rates and other relevant variables. The Company monitors the fair value of derivative instruments on a periodic basis. Fair values for each derivative financial instrument are determined as being equal to the price at which one party would assume the rights and duties of another party, and calculated using common market valuation methods with reference to available market data as of the balance-sheet date.

      The following is a summary of the methods and assumptions for the valuation of utilized derivative financial instruments in the Consolidated Financial Statements.

•	Currency, electricity, gas, oil and coal forward contracts, as well as swaps, are valued separately at future rates or market prices as of the balance-sheet date. The fair values of spot and forward contracts are based on spot prices that consider forward premiums or discounts from quoted prices in the relevant markets.

•	Market prices for currency, electricity and gas options are valued using standard option pricing models commonly used in the market. The fair values of caps, floors, and collars are determined on the basis of quoted market prices or on calculations based on option pricing models.

•	The fair values of existing instruments to hedge interest rate risk are determined by discounting future cash flows using market interest rates over the remaining term of the instrument. Discounted cash values are determined for interest rate, cross-currency and cross-currency interest rate swaps for each individual transaction as of the balance-sheet date. Interest exchange amounts are considered with an effect on current results at the date of payment or accrual.

•	Equity swaps are valued on the basis of the stock prices of the underlying equities, taking into consideration any financing components.

•	Exchange-traded energy future and option contracts are valued individually at daily settlement prices determined on the futures markets that are published by their respective clearing houses. Paid initial margins are disclosed under other assets. Variation margins received or paid during the term of such contracts are stated under other liabilities or other assets, respectively, and are accounted for with an impact on earnings at settlement or realization.

•	Certain long-term energy trading contracts are valued by the use of valuation models that include average probabilities and take into account individual contract details and variables.

	December 31, 2003		December 31, 2002
Total Volume of Foreign Currency, Interest Rate and
Equity-Based Derivatives	Nominal	Fair	Nominal	Fair
€ in millions	value	value	value	value

FX forward transactions
Buy	2,149.5	(142.5)	4,486.9	(199.4)
Sell	4,789.8	174.6	8,605.8	317.5
FX currency options
Buy	425.4	14.6	313.2	(20.8)
Sell	17.5	—	—	—

Subtotal	7,382.2	46.7	13,405.9	97.3

Cross-currency swaps
up to 1 year	376.1	(25.1)	162.8	18.4
1 year to 5 years	3,464.8	251.1	2,885.2	75.8
more than 5 years	7,304.6	188.9	5,810.9	21.3
Cross-currency interest rate swaps
up to 1 year	51.1	(0.7)	51.1	(0.7)
1 year to 5 years	227.3	17.4	278.4	21.4
more than 5 years	297.4	(3.2)	—	—

Subtotal	11,721.3	428.4	9,188.4	136.2

Interest rate swaps
Fixed-rate payer
up to 1 year	315.1	(2.6)	545.9	(12.6)
1 year to 5 years	1,567.5	(49.8)	2,378.6	(85.2)
more than 5 years	1,283.9	(64.4)	1,173.8	(46.4)
Fixed-rate receiver
up to 1 year	47.6	0.4	559.1	7.5
1 year to 5 years	99.7	8.9	1,184.6	56.1
more than 5 years	1,450.1	83.7	1,368.9	78.1

Subtotal	4,763.9	(23.8)	7,210.9	(2.5)

Interest rate options
Buy up to 1 year	—	—	—	—
1 year to 5 years	220.3	0.1	218.4	0.2
more than 5 years	—	—	—	—
Sell up to 1 year	—	—	—	—
1 year to 5 years	220.3	(4.0)	218.4	(3.0)
more than 5 years	—	—	—	—

Subtotal	440.6	(3.9)	436.8	(2.8)

Equity swaps	76.5	158.3	—	—

Subtotal	76.5	158.3	—	—

Total	24,384.5	605.7	30,242.0	228.2

      The above table includes both derivatives that qualify for SFAS 133 hedge accounting treatment and those that do not qualify.

			Thereof Trading

	December 31, 2003		December 31, 2003		December 31, 2002

Total Volume of Electricity, Gas, Coal and Oil Related Financial Derivatives	Nominal	Fair	Nominal	Fair	Nominal	Fair
€ in millions	Value	value	Value	value	value	Value

Electricity forwards
up to 1 year	7,427.9	(1.1)	6,666.4	(59.9)	8,796.1	(159.1)
1 year to 3 years	2,345.3	(51.4)	1,956.9	(27.8)	2,044.8	(37.3)
4 years to 5 years	153.8	(7.0)	64.0	—	46.0	0.5
more than 5 years	15.4	(0.4)	—	—	16.0	0.1

Subtotal	9,942.4	(59.9)	8,687.3	(87.7)	10,902.9	(195.8)

Electricity swaps
up to 1 year	28.4	1.6	10.9	(0.2)	24.0	(24.2)
1 year to 3 years	21.4	3.5	9.5	(0.5)	17.8	(2.4)
4 years to 5 years	10.0	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	59,8	5.1	20.4	(0.7)	41.8	(26.6)

Electricity options
up to 1 year	49.3	0.2	49.3	0.2	242.4	2.3
1 year to 3 years	—	—	—	—	239.6	(0.1)
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	49.3	0.2	49.3	0.2	482.0	2.2

Exchange traded electricity forwards
up to 1 year	794.0	(83.5)	742.1	25.3	2,760.4	(212.3)
1 year to 3 years	858.1	(42.5)	358.8	33.4	940.3	(54.2)
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	1,652.1	(126.0)	1,100.9	58.7	3,700.7	(266.5)

Exchange traded electricity options
up to 1 year	101.5	(1.5)	101.5	(1.5)	111.1	(2.7)
1 year to 3 years	6.2	(4.4)	—	—	313.0	(6.2)
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	107.7	(5.9)	101.5	(1.5)	424.1	(8.9)

Coal forwards and swaps
up to 1 year	269.2	3.4	235.4	0.1	37.9	3.6
1 year to 3 years	129.2	13.9	86.4	0.2	38.7	0.6
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	398.4	17.3	321.8	0.3	76.6	4.2

Oil derivatives
up to 1 year	336.2	9.6	—	—	167.2	9.5
1 year to 3 years	91.8	4.3	—	—	51.2	0.4
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	428.0	13.9	—	—	218.4	9.9

Gas forwards
up to 1 year	2,714.5	102.1	1,462.8	(3.8)	3,290.4	1.9
1 year to 3 years	832.8	71.3	110.9	0.2	1,047.9	(4.1)
4 years to 5 years	389.6	31.2	—	—	42.3	0.2
more than 5 years	453.4	58.9	—	—	—	—

Subtotal	4,390.3	263.5	1,573.7	(3.6)	4,380.6	(2.0)

Gas swaps
up to 1 year	261.6	1.1	184.9	—	146.4	7.2
1 year to 3 years	28.1	2.3	—	—	52.5	(4.1)
4 years to 5 years	—	—	—	—	26.1	(2.3)
more than 5 years	—	—	—	—	18.4	(1.2)

Subtotal	289.7	3.4	184.9	—	243.4	(0.4)

Gas options
up to 1 year	419.3	(10.6)	—	—	31.7	2.9
1 year to 3 years	502.1	(4.7)	—	—	—	—
4 years to 5 years	56.4	5.7	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	977.8	(9.6)	—	—	31.7	2.9

Total	18,295.5	102.0	12,039.8	(34.3)	20,502.2	(481.0)

Counterparty Risk From the Use of Derivative Financial Instruments

      The Company is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, the Company’s credit risk will equal the contracts positive market value of a derivative. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

      In order to minimize the credit risk in derivative instruments, the Company enters into transactions with high-quality counterparties that include financial institutions, commodities exchanges, energy distributors and broker-dealers that satisfy the Company’s established credit approval criteria.

      The credit-risk management policy that has been established throughout the Group entails the systematic monitoring of the creditworthiness of counterparties and a regular assessment of credit risk. The credit ratings of all derivative counterparties are reviewed using the Company’s established credit approval criteria. The reporting units involved in electricity, gas, coal and oil related derivatives also perform thorough credit checks on their counterparties and monitor creditworthiness on a regular basis. In exceptional cases, collateral is required. Derivative transactions are generally executed on the basis of standard agreements that allow for the netting of all outstanding transactions with individual contracting partners. Exchange-traded electricity forward and option contracts with a nominal value of €1,760 million as of December 31, 2003 bear no counterparty risk.

      In summary, as of December 31, 2003, the Company’s derivative financial instruments had the following credit structure and lifetime. The netting of outstanding transactions with positive and negative market values is not shown in the table below, even though the greater part of the transactions were completed on the basis of contracts that do allow netting. The counterparty risk is the sum of the positive fair values.

	December 31, 2003

	Total		Up to 1 Year		1 to 5 Years		More then 5 Years

Rating of Counterparties		Counter-		Counter-		Counter-		Counter-
Standard & Poor’s and/or Moody’s	Nominal	party	Nominal	party	Nominal	party	Nominal	party
€ in millions	Value	Risk	Value	Risk	Value	Risk	Value	Risk

AAA and Aaa through AA- and Aa3	17,644.3	1,043.7	4,920.9	209.1	5,036.6	294.8	7,686.8	539.8
AA- and A1 or A+ and Aa3 through A- and A3	12,881.5	476.2	7,541.7	328.4	4,106.0	128.1	1,233.8	19.7
A- and Baa1 or BBB+ and A3 through BBB- or Baa3	3,205.2	299.2	1,757.2	41.0	1,125.6	234.3	322.4	23.9
BBB- and Ba1 or BB+ and Baa3 through BB- and Ba3	474.4	27.5	412.4	24.2	62.0	3.3	—	—
Other(1)	6,714.8	467.2	3,947.8	298.0	1,337.4	84.8	1,429.6	84.4

Total	40,920.2	2,313.8	18,580.0	900.7	11,667.6	745.3	10,672.6	667.8

(1)	This position includes mainly partners to contracts with respect to which E.ON has received collateral from counterparties with ratings of the above mentioned categories or with an equivalent internal rating.

(29) Non-Derivative Financial Instruments

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

      The estimated fair value of non-derivative financial instruments at December 31, 2003 and 2002, is summarized as follows:

	December 31, 2003		December 31, 2002

€ in millions	Book value	Fair value	Book value	Fair value

Assets
Loans	1,785	1,787	2,048	2,052
Securities	7,969	7,969	8,587	8,587
Financial receivables and other financial assets	2,192	2,192	1,847	1,847
Liquid funds	3,807	3,807	1,317	1,317

Total	15,753	15,755	13,799	13,803

Liabilities
Financial liabilities	21,787	22,498	24,850	25,352

      The Company used the following methods and assumptions to estimate the fair value of each class of financial instruments whose value it is practicable to estimate:

      The carrying amount of cash and cash equivalents is a reasonable estimate of their fair value. The Company calculates the fair value of loans and other financial instruments by discounting the future cash flows by the current interest rate for comparable instruments. The fair value of funds and marketable securities is based on their quoted market prices or other appropriate valuation techniques.

      Fair values for financial liabilities are estimated by discounting expected cash flows, using market interest rates currently available for debt with similar terms and remaining maturities. The carrying amount of commercial paper and borrowings under revolving credit facilities is assumed to approximate fair value due to the short maturities of these instruments.

      The Company believes that the overall credit risk related to its non-derivative financial instruments is insignificant. The counterparties with whom agreements on non-derivative financial instruments are entered into are also subjected to regular credit checks as part of the Group’s credit risk management policy. There is also regular reporting on counterparty risks in the E.ON Group.

(30) Transactions with Related Parties

      E.ON exchanges goods and services with a large number of companies as part of its continuing operations. Some of these companies are related companies accounted for under the equity method or reported at cost. Transactions with related parties are summarized as follows:

€ in millions	2003	2002

Income	4,736	1,622
Expenses	2,402	1,623
Receivables	1,999	1,504
Liabilities	2,353	2,189

      Income from transactions with related companies is generated mainly through the delivery of gas and electricity to distributors and municipal entities, especially municipal utilities. The relationships with these entities do not generally differ from those that exist with municipal entities in which E.ON does not have an interest. The significant increase compared to the prior year is due to the full consolidation of Ruhrgas.

      Expenses from transactions with related companies are generated mainly through the procurement of gas, coal and electricity. The fact that this item has increased is also due to the full consolidation of Ruhrgas.

      Accounts receivable from related companies consist mainly of trade receivables and of a subordinated loan to ONE GmbH (“ONE”), Vienna, Austria, (formerly: Connect Austria Gesellschaft für Telekommunikation Ges.m.b.H., Vienna, Austria) in the amount of €474 million (2002: €457 million). Interest income recognized on this loan amounted to €16 million in 2003 (2002: €20 million). In addition to the amounts lent, E.ON has issued a guarantee to a bank consortium to provide certain financial support in the event that ONE is or may become unable to comply with specified debt covenants. The total maximum obligation of E.ON under this agreement is €194 million, as it was in 2002.

      Liabilities of E.ON payable to related companies consist mainly of trade payables related to operators of jointly-owned nuclear power plants, and amount to €1,595 million (2002: €1,696 million). These payables consist mainly of loans with annual interest rates of between 1 and 1.95 percent (2002: between 1 and 1.95 percent) and have no fixed maturity. The Company purchases electricity from these power plants under a cost-plus-fee agreement. The settlement of such liabilities mainly occurs through clearing accounts.

      Please see Note 4 for information on the sale of 18.1 percent of the shares of Degussa to RAG.

(31) Segment Information

      The reportable segments are presented in line with the Company’s internal organizational and reporting structure based on products and services. E.ON’s businesses are Energy, Viterra and Degussa. The Company’s core energy business consists of the segments E.ON Energie, Ruhrgas and Powergen. The segment Other/ consolidation is also included in the core energy business. It also contains the results of central Group financing, minority interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the Group level. In 2001, “Other/consolidation” includes the results of Klöckner through its sale in October 2001. For further information on the disposal, see Note 4.

Reportable Segments in 2003

•	E.ON Energie operates E.ON’s integrated electricity business and the downstream gas business in continental Europe, including Sweden and Finland.

•	Following E.ON’s acquisition of a 100 percent interest, Ruhrgas became a fully consolidated E.ON company effective February 1, 2003. The segment focuses on the upstream and midstream gas business in Europe. Additionally, Ruhrgas holds a number of mostly minority shareholdings in the downstream gas business.

•	Powergen was fully consolidated as of July 1, 2002. Powergen’s subsidiaries Powergen UK and LG&E Energy operate E.ON’s integrated energy businesses in the United Kingdom and the U.S., respectively.

•	Viterra focuses on the business of residential real estate and on the start-up business of real estate development.

•	On January 31, 2003, E.ON sold a roughly 18 percent stake in Degussa, a specialty chemicals company, as part of the focus on E.ON’s core energy business. Effective February 1, 2003, Degussa is accounted for under the equity method in line with the 46.5 percent shareholding.

Discontinued Operations

      In accordance with SFAS 144, E.ON reports as a discontinued operation an operating segment or significant component of an entity that has either been disposed of or is classified as intended for sale. This especially applies to E.ON Energie’s interest in Gelsenwasser, which was disposed of as required by the ministerial approval of the Ruhrgas acquisition. In addition, Powergen and Viterra also disposed of certain operations. Please see Note 4 for further information on these changes to the reporting structure.

      Consolidated sales, earnings and investment figures for the periods presented have been adjusted for the effects of discontinued operations.

      An indicator of a business’s long-term earnings power, internal operating profit is the key figure at E.ON in terms of management control. Internal operating profit is an adjusted figure derived from income/(loss) from continuing operations before income taxes and minority interests. The adjustments include book gains and losses on disposals, restructuring expenses, and other non-operating income and expenses.

      Due to the adjustments accounted for under non-operating earnings, the key figures by segment may differ from the corresponding U.S. GAAP figures reported in the Consolidated Financial Statements. Below is the reconciliation of internal operating profit to income/(loss) from continuing operations before income taxes and minority interests as shown in the Consolidated Financial Statements:

€ in millions	2003	2002	2001

Internal operating profit	4,565	3,817	2,627
Net book gains	1,257	1,071	890
Cost-management and restructuring expenses	(479)	(331)	(325)
Other non-operating earnings	195	(5,316)	(563)

Income/(Loss) from continuing operations before income taxes and minority interests	5,538	(759)	2,629

Income taxes	(1,124)	662	(48)
Minority interests	(464)	(623)	(452)

Income/(Loss) from continuing operations	3,950	(720)	2,129

Income (Loss) from discontinued operations, net	1,137	3,306	(55)
Cumulative effect of changes in accounting principles, net	(440)	191	(26)

Net income	4,647	2,777	2,048

      Net book gains in 2003 resulted primarily from the sale of E.ON’s interest in Bouygues Telecom to the Bouygues Group (€840 million) and the sale of a 18.1 percent stake in Degussa (€168 million). E.ON Energie recorded a net book gain of approximately €165 million on the sale of securities. Further book gains of approximately €160 million mainly reflect E.ON Energie’s disposal of shares in swb and in a regional utility located in eastern Germany, as well as Powergen’s sale of interests in certain power plants. These gains were partly offset by a book loss of €76 million on the disposal of a 1.9 percent stake in HypoVereinsbank in March 2003. The prior-year figure is attributable mainly to the disposal of certain parts of Schmalbach-Lubeca and to the sale of STEAG shares, along with net book gains recorded at E.ON Energie in connection with the split of Rhenag and the sale of shares in Sydkraft and in Watt, a Swiss energy utility.

Segment information by division for periods indicated are as follows:

	E.ON Energie			Ruhrgas			Powergen			Other/consolidation			Core energy business

€ in millions	2003	2002(1)	2001(1)	2003	2002(1)	2001(1)	2003	2002(1)	2001(1)	2003	2002(1)	2001(1)(4)	2003	2002(1)	2001(1)

External sales	22,571	19,112	15,798	11,699	—	—	9,886	4,422	—	140	141	3,974	44,296	23,675	19,772
Intersegment sales	8	30	42	386	—	—	8	—	—	(413)	(60)	(133)	(11)	(30)	(91)

Total sales	22,579	19,142	15,840	12,085	—	—	9,894	4,422	—	(273)	81	3,841	44,285	23,645	19,681

Depreciation and amortization (2)	(1,895)	(1,590)	(1,941)	(360)	—	—	(626)	(307)	—	(27)	(23)	(190)	(2,908)	(1,920)	(2,131)
Impairments (2)	(49)	(6)	—	(1)	—	—	—	—	—	(26)	—	—	(76)	(6)	—
Interest income	(776)	(285)	(62)	(41)	—	—	(285)	(127)	—	(381)	45	(9)	(1,483)	(367)	(71)
Internal operating profit	3,058	2,782	1,917	1,128	—	—	620	329	—	(693)	(152)	50	4,113	2,959	1,967
Thereof: earnings from companies accounted for at equity (3)	528	451	405	206	—	—	53	44	—	16	58	301	803	553	706
Investments	3,521	6,125	3,992	463	—	—	842	3,094	—	4,210	13,448	713	9,036	22,667	4,705
Intangible assets and property, plant and equipment	1,699	1,590	1,033	139	—	—	749	548	—	(37)	(31)	332	2,550	2,107	1,365
Financial assets	1,822	4,535	2,959	324	—	—	93	2,546	—	4,247	13,479	381	6,486	20,560	3,340
thereof: companies accounted for at equity	421	854	753	41	—	—	4	—	—	(65)	94	—	401	948	753

Total assets	63,961	59,744	54,903	18,403	—	—	21,719	22,821	—	1,636	8,939	23,913	105,719	91,504	78,816

	Viterra			Degussa			Other activities			E.ON affiliated group

€ in millions	2003	2002(1)	2001(1)	2003	2002(1)	2001(1)	2003	2002(1)	2001(1)	2003	2002(1)	2001(1)

External sales	1,075	1,204	845	993	11,745	16,269	2,068	12,949	17,114	46,364	36,624	36,886
Intersegment sales	10	10	23	1	20	68	11	30	91	—	—	—

Total sales	1,085	1,214	868	994	11,765	16,337	2,079	12,979	17,205	46,364	36,624	36,886

Depreciation and amortization (2)	(150)	(165)	(113)	(59)	(809)	(1,134)	(209)	(974)	(1,247)	(3,117)	(2,894)	(3,378)
Impairments (2)	(37)	(7)	—	—	(2)	—	(37)	(9)	—	(113)	(15)	—
Interest income	(161)	(184)	(101)	(19)	(281)	(360)	(180)	(465)	(461)	(1,663)	(832)	(532)
Internal operating profit	295	203	153	157	655	507	452	858	660	4,565	3,817	2,627
Thereof: earnings from companies accounted for at equity (3)	—	2	10	105	38	39	105	40	49	908	593	755
Investments	124	378	120	36	1,114	2,042	160	1,492	2,162	9,196	24,159	6,867
Intangible asset and property, plant and equipment	74	102	83	36	1,001	1,349	110	1,103	1,432	2,660	3,210	2,797
Financial assets	50	276	37	—	113	693	50	389	730	6,536	20,949	4,070
thereof: companies accounted for at equity	—	—	—	—	6	2	—	6	2	401	954	755

Total assets	6,131	6,814	4,716	—	15,185	18,127	6,131	21,999	22,843	111,850	113,503	101,659

(1)	Adjusted for discontinued operations.

(2)	In 2003 and 2002, the total of depreciation, amortization and impairment charges included in internal operating profit, deviates from the values reported in accordance with U.S. GAAP. In 2003, the deviation is due to an impairment charge recorded in non-operating earnings on an investment by Powergen in an Asian power plant. Deviations in 2002 were due primarily to the goodwill stemming from the Powergen acquisition and the valuation allowance on the HypoVereinsbank shares, all of which were also recorded in non-operating earnings.

(3)	In 2002 and 2003, earnings of companies accounted for at equity deviate from earnings from income from companies accounted for at equity pursuant to U.S. GAAP. In 2003, this was due to the reclassification of at-equity earnings from RAG in other non-operating earnings, as well as to the impairment charge on an investment by Powergen in an Asian power plant. In 2002 the deviation results from the book gain on the disposal of Schmalbach-Lubeca and the sale of the STEAG interest, both of which are recorded in other non-operating earnings.

(4)	Thereof Klöckner: external sales (€3,278 million), intersegment sales (€1 million), depreciation and amortization (€(45) million), impairments (€0 million), interest income (€(33) million), internal operating profit (€56 million; thereof: earnings from companies accounted for at equity: €3 million), total investments (€47 million), intangible assets and property, plant and equipment (€45 million), financial assets (€2 million; thereof: companies accounted for at equity: €0 million) and total assets (€741 million).

      Restructuring expenses of €358 million in 2003 were recorded mainly at E.ON Energie, relating to the creation of two regional utilities, E.ON Hanse and E.ON Westfalen Weser, and other early retirement programs. Additional restructuring expenses of €121 million were recorded at Powergen in connection with the integration of TXU activities. Expenses in the prior year were mainly recorded in the Degussa segment.

      Other non-operating earnings in 2003 primarily reflect unrealized income from the required marking to market of energy derivatives at E.ON Energie and Powergen (€494 million). This was offset by the impairment charge taken by Degussa with respect to its Fine Chemicals division, which reduced E.ON’s other non-operating earnings by €187 million relating to E.ON’s direct stake in Degussa (46.5 percent). The substantial loss recorded in the prior year was primarily attributable to the adjustment of the goodwill emanating from the acquisition of Powergen and the reduction in the value of the HypoVereinsbank shares and of other securities.

      Furthermore, for purposes of internal analysis, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the increases in other long-term provisions are treated analogously to the extent that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

      Non-operating interest income (net) primarily reflects tax-related interest for the periods indicated.

€ in millions	2003	2002	2001

Interest and similar expenses (net) (1)	(1,107)	(372)	(75)
Non-operating interest income (net) (2)	(62)	164	(16)
Interest income of long-term provisions	(494)	(624)	(441)

Interest income (net) charged against internal operating profit	(1,663)	(832)	(532)

(1)	See Note 6.

(2)	This figure is calculated by adding non-operating interest expenses and subtracting non-operating interest income.

      Transactions within the E.ON Group were generally effected at market prices.

Geographic Segmentation

      The following table details external sales (by destination and by operation), internal operating profit and property, plant and equipment information by geographic area:

				Europe (Eurozone
	Germany			excluding Germany)			Europe (other)

€ in millions	2003	2002	2001	2003	2002	2001	2003	2002	2001

External sales
by destination	28,281	20,215	17,747	2,404	3,190	6,199	12,491	6,705	4,403
by operation	29,832	22,825	23,054	1,697	1,985	3,625	11,873	6,300	3,263
Internal operating profit	2,859	2,498	2,236	97	160	(114)	1,262	729	325
Property, plant and equipment	23,418	23,463	21,006	1,331	1,379	2,659	13,937	11,708	7,733

	USA			Other			Total

	2003	2002	2001	2003	2002	2001	2003	2002	2001

External sales
by destination	2,619	3,884	4,999	569	2,630	3,538	46,364	36,624	36,886
by operation	2,689	4,027	4,938	273	1,487	2,006	46,364	36,624	36,886
Internal operating profit	255	284	136	92	146	44	4,565	3,817	2,627
Property, plant and equipment	4,044	5,379	1,613	106	498	1,275	42,836	42,427	34,286

Information on Major Customers and Suppliers

      E.ON’s customer structure in 2003 and 2002 did not result in any major concentration in any given geographical region or business area. Due to the high volume of the Company’s customers and the variety of its business activities, there are no individual customers whose business volume is material compared with the Company’s total business volume.

      E.ON procures the majority of its gas inventory from Russia and Norway.

(32) Compensation of Supervisory Board and Board of Management

Supervisory Board

      Provided that E.ON’s shareholders approve the proposed dividend at the Annual Shareholders’ Meeting on April 28, 2004, total remuneration to members of the Supervisory Board will be €3.1 million (2002: €2.6 million). Of this total, €0.6 million (2002: €0.7 million) consists of fixed compensation (including compensation for duties performed at subsidiaries and attendance fees) and €2.5 million (2002: €1.9 million) of variable compensation.

      There were no loans to members of the Supervisory Board in the 2003 fiscal year.

      The members of the Supervisory Board are listed in “Item 6: Directors, Senior Management and Employees.”

Board of Management

      Chairmen and co-CEOs Ulrich Hartmann and Prof. Dr. Wilhelm Simson retired from the Board of Management on April 30, 2003. Dr. Wulf H. Bernotat was appointed Chairman and Chief Executive Officer effective May 1, 2003, when he joined the Board of Management. Dr. Burckhard Bergmann became a member of the Board of Management on March 5, 2003.

      Total remuneration to members of the Board of Management was €17.4 million (2002: €10.5 million; 2001: €8.8 million). Of this total, €5.0 million (2002: €4.6 million) consisted of fixed compensation, including compensation for duties performed at subsidiaries as well as monetary benefits and other compensation. Variable compensation of €12.4 million consisted of the regular annual bonuses paid for 2003 and of one-time performance-related payments that were made to certain members of the Board of Management upon resolution of the Supervisory Board (2002: €5.2 million). There were no earnings from the exercise of stock appreciation rights in 2003 (2002: €0.7 million).

      In early 2003, members of the Board of Management received a total of 461,511 (2002: 260,000) SARs. These SARs were part of the fifth tranche of the SAR plan described on pages F-37 – F-38.

      The fifth and second tranches had hypothetical exercise values of €9.63 and €3.39 per SAR respectively as of December 31, 2003. The SARs of the other tranches by contrast had a hypothetical exercise value of zero because the E.ON share price ended the year markedly below the strike prices of the respective tranches.

      Total payments to retired members of the Board of Management and their beneficiaries were €5.4 million (2002: €4.9 million). Provisions of €83.6 million (2002: €53.9 million) have been provided for the pension obligations to retired members of the Board of Management and their beneficiaries.

      There were no loans to members of the Board of Management in the 2003 fiscal year.

      The members of the Board of Management are listed in “Item 6: Directors, Senior Management and Employees.”

(33) Subsequent Events

      On January 16, 2004, Powergen completed the acquisition of Midlands Electricity plc, Worcester, U.K., thus becoming the sole shareholder of this British distributor of electricity. The acquisition price was €1,710 million (GBP 1,177 million), of which €52 million was paid to stockholders and €910 million was paid to creditors. Additional financial debt assumed amounted to €748 million. The company is thus fully consolidated as of January 16, 2004.

      On January 20, 2004, E.ON sold its 4.99 percent interest in the Spanish utility Union Fenosa S.A., Madrid, Spain, for approximately €217 million. This corresponds to proceeds of €14.25 per share. E.ON recorded a net book gain from the sale in the amount of approximately €26 million.

      On January 26, 2004, the two main shareholders in EWE, Energieverband Elbe-Weser Beteiligungsholding GmbH and Weser-Ems Energiebeteiligungen GmbH, acquired the E.ON Energie stake in EWE (27.4 percent) when they exercised their preferential subscription rights. The share purchase and transfer agreement of December 8, 2003 has thus been implemented in full. E.ON recorded proceeds of approximately €520 million from the disposal of the EWE shares and a net book gain in the amount of approximately €250 million.

      On January 28, 2004, E.ON sold 32.1 percent out of its 42.1 percent share of VNG to EWE. The remaining 10.0 percent were offered to and acquired by eastern German municipalities at the same price per share in accordance with the requirements included in the ministerial approval. The total sales price was €899 million. From the sale, E.ON recorded a net book gain of approximately €60 million on the 5.3 percent share in VNG originally held by E.ON Energie. The 36.8 percent share held through Ruhrgas was recorded at its fair value at the time of the purchase price allocation undertaken after the acquisition of Ruhrgas, and therefore no net book gain was recorded when this stake was sold.

      On February 11, 2004, the State Superior Court in Düsseldorf, Germany, upheld the appeal by TEAG Thüringer Energie AG, Erfurt, Germany, against the German Federal Cartel Office’s (Bundeskartellamt) notice of prohibition of December 16, 2002, which had been issued on the basis of its conclusion that TEAG had inflated power grid fees. The court decided that the calculation methods used in the electricity industry’s Second Association Agreement on Electricity “plus” (Verbändevereinbarung II+) represented a recognized business method. The State Superior Court has explicitly given leave to appeal its ruling. Decisions with respect to the appropriateness of grid pricing remain pending in a series of civil actions against individual regional utilities belonging to the E.ON Group.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2004

E.ON AG

By:	/s/ DR. ERHARD SCHIPPOREIT

Dr. Erhard Schipporeit
Member of the Board of Management and
Chief Financial Officer

/s/ MICHAEL C. WILHELM

Michael C. Wilhelm
Senior Vice President Accounting