Form 20-F
period 2004-12-31
E ON AG
filed 2005-03-10
CIK 1136808

As filed with the Securities and Exchange Commission on March 10, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004
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
     As of December 31, 2004, 659,153,403 outstanding Ordinary Shares with no par value.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒  No ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐  Item 18 ☒

*	Not for trading, but only in connection with the registration of American Depositary Shares.

      As used in this annual report,

•	“E.ON,” the “Company,” the “E.ON Group” or the “Group” refers to E.ON AG and its consolidated subsidiaries.

•	“VEBA” refers to VEBA AG and its consolidated subsidiaries prior to its merger with VIAG AG and the name change from VEBA AG to E.ON AG. “VIAG” or the “VIAG Group” refers to VIAG AG and its consolidated subsidiaries prior to its merger with VEBA.

•	“PreussenElektra” refers to PreussenElektra AG and its consolidated subsidiaries, which merged with Bayernwerk AG and its consolidated subsidiaries to form E.ON’s German and continental European energy business in the Central Europe market unit consisting of E.ON Energie AG and its consolidated subsidiaries (“E.ON Energie”).

•	“E.ON Ruhrgas” refers to E.ON Ruhrgas AG (formerly Ruhrgas AG or “Ruhrgas”) and its consolidated subsidiaries, which collectively comprise E.ON’s gas business in the Pan-European Gas market unit. Until December 31, 2003, Ruhrgas and its consolidated subsidiaries formed E.ON’s former Ruhrgas division.

•	“E.ON UK” refers to E.ON UK plc (formerly Powergen UK plc or “Powergen”) and its consolidated subsidiaries, which collectively comprise E.ON’s U.K. energy business in the U.K. market unit. Until December 31, 2003, Powergen and its consolidated subsidiaries, including LG&E Energy, which was held by Powergen until its transfer to a direct subsidiary of E.ON AG in March 2003, formed E.ON’s former Powergen division (“Powergen Group”).

•	“Sydkraft” refers to Sydkraft AB and its consolidated subsidiaries, and “E.ON Finland” refers to E.ON Finland Oyj and its consolidated subsidiaries, which collectively comprise E.ON’s Nordic energy business in the Nordic market unit.

•	“LG&E Energy” refers to LG&E Energy LLC and its consolidated subsidiaries, which collectively comprise E.ON’s U.S. energy business in the U.S. Midwest market unit. Until December 31, 2003, LG&E Energy formed the U.S. business of the Powergen Group.

•	“Viterra” refers to Viterra AG and its consolidated subsidiaries, which collectively comprise E.ON’s real estate business in the other activities segment.

•	“Degussa” refers to Degussa AG and its consolidated subsidiaries, in which E.ON now owns a minority interest, and which collectively comprised E.ON’s former Degussa division.

•	“VEBA Oel” refers to VEBA Oel AG and its consolidated subsidiaries, which collectively comprised E.ON’s former oil division.

•	“Stinnes” refers to Stinnes AG and its consolidated subsidiaries, which collectively comprised E.ON’s former distribution/logistics division.

•	“VAW” refers to VAW aluminium AG and its consolidated subsidiaries, which collectively comprised E.ON’s former aluminum division.

•	“MEMC” refers to MEMC Electronic Materials, Inc. and its consolidated subsidiaries, which collectively comprised E.ON’s former silicon wafers division.
      Unless otherwise indicated, all amounts in this annual report are expressed in European Union euros (“euros” or “EUR” or “€”), United States dollars (“U.S. dollars” or “dollars” or “$”), British pounds (“GBP”) or Swedish öre (“öre”). Beginning in 1999, the reporting currency is the euro. Amounts formerly stated in German marks (“marks” or “DM”) have been translated into euro using the fixed rate of DM 1.95583 per €1.00. Amounts stated in dollars, unless otherwise indicated, have been translated from euros at an assumed rate solely for convenience and should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise stated, such dollar amounts have been translated from euros at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004, which was $1.3538 per €1.00. Such rate may differ from the actual rates used in the preparation of the consolidated financial statements of E.ON as of December 31, 2004, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2004, included in Item 18 of this annual report (the “Consolidated Financial Statements”), which are expressed in euros, and, accordingly, dollar amounts appearing in this annual report may differ from the actual dollar amounts that were translated into euros in the preparation of such financial statements. For information regarding recent rates of exchange, see “Item 3. Key Information — Exchange Rates.”
      Beginning in 2000, E.ON has prepared its financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Formerly, the Company prepared its financial statements in accordance with generally accepted accounting principles in Germany as prescribed by the German Commercial Code (Handelsgesetzbuch, the “Commercial Code”) and the German Stock Corporation Act (Aktiengesetz, the “Stock Corporation Act”). Sales and adjusted EBIT presented in this annual report for each of E.ON’s segments are based on the consolidated accounts of the E.ON Group as shown in Note 31 (Segment Information) of the Notes to Consolidated Financial Statements under the captions “External sales” and “Adjusted EBIT” and are presented prior to the elimination of intersegment transactions. “Adjusted EBIT” is the measure pursuant to which the Group has evaluated the performance of its segments and allocated resources to them during 2004. Adjusted EBIT is an adjusted figure derived from income/ (loss) from continuing operations (before intra-Group eliminations when presented on a segment basis) before income taxes and minority interests, excluding interest income. Adjustments include net book gains resulting from disposals, as well as restructuring expenses and other non-operating earnings of an exceptional nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions and nuclear waste management is allocated to adjusted interest income. E.ON uses adjusted EBIT as its segment reporting measure in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). However, on a consolidated Group basis adjusted EBIT is considered a non-GAAP measure that must be reconciled to the most directly comparable GAAP measure. For a reconciliation of Group adjusted EBIT to net income for each of 2003 and 2004, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Business Segment Information.”
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
      This annual report contains certain forward-looking statements and information relating to the E.ON Group that are based on beliefs of its management, as well as assumptions made by and information currently available to E.ON. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and similar expressions, as they relate to the E.ON Group or its management, are intended to identify forward-looking statements. Such statements reflect the current views of E.ON with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the E.ON Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by the Group’s targeted customers, changes in business strategy, lack of successful completion of planned acquisitions and dispositions and/ or the realization of expected benefits and various other factors, both referenced and not referenced in this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated, expected, intended, planned or projected. E.ON does not intend, and does not assume any obligation, to update these forward-looking statements.

(This page intentionally left blank)

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
Item 2. Offer Statistics and Expected Timetable.
Item 3. Key Information.
SELECTED FINANCIAL DATA
DIVIDENDS
EXCHANGE RATES
RISK FACTORS
Item 4. Information on the Company.
HISTORY AND DEVELOPMENT OF THE COMPANY
VEBA-VIAG MERGER
POWERGEN GROUP ACQUISITION
RUHRGAS ACQUISITION
GROUP STRATEGY
OTHER SIGNIFICANT EVENTS
CAPITAL EXPENDITURES
BUSINESS OVERVIEW
INTRODUCTION
CENTRAL EUROPE
PAN-EUROPEAN GAS
U.K.
NORDIC
U.S. MIDWEST
OTHER ACTIVITIES
DISCONTINUED OPERATIONS
REGULATORY ENVIRONMENT
ENVIRONMENTAL MATTERS
OPERATING ENVIRONMENT
ECONOMIC BACKGROUND
RISK MANAGEMENT
ORGANIZATIONAL STRUCTURE
PROPERTY, PLANTS AND EQUIPMENT
GENERAL
PRODUCTION FACILITIES
INTERNAL CONTROLS
Item 5. Operating and Financial Review and Prospects.
OVERVIEW
ACQUISITIONS AND DISPOSITIONS
CRITICAL ACCOUNTING POLICIES
NEW ACCOUNTING PRONOUNCEMENTS
RESULTS OF OPERATIONS
BUSINESS SEGMENT INFORMATION
YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003
YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002
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
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Item 15. Controls and Procedures.
Item 16A. Audit Committee Financial Expert.
Item 16B. Code of Ethics.
Item 16C. Principal Accountant Fees and Services.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
PART III
Item 17. Financial Statements.
Item 18. Financial Statements.
Item 19. Exhibits.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
English translation of the Articles of Association
Unofficial English Translation of Current Form of Management Board Service Agreement
Schedule 1 to Exhibit 10.1
Certification of Chief Executive Officer Pursuant to Section 302
Certification of Chief Financial Officer Pursuant to Section 302
Certificaiton of CEO and CFO Pursuant to Section 906

PART I

Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
	SELECTED FINANCIAL DATA	1
	DIVIDENDS	2
	EXCHANGE RATES	3
	RISK FACTORS	4
Item 4.	Information on the Company	13
	HISTORY AND DEVELOPMENT OF THE COMPANY	13
	VEBA-VIAG MERGER	13
	POWERGEN GROUP ACQUISITION	13
	RUHRGAS ACQUISITION	14
	GROUP STRATEGY	18
	OTHER SIGNIFICANT EVENTS	21
	CAPITAL EXPENDITURES	22
	BUSINESS OVERVIEW	22
	INTRODUCTION	22
	CENTRAL EUROPE	26
	PAN-EUROPEAN GAS	44
	U.K.	62
	NORDIC	73
	U.S. MIDWEST	85
	OTHER ACTIVITIES	92
	DISCONTINUED OPERATIONS	94
	REGULATORY ENVIRONMENT	96
	ENVIRONMENTAL MATTERS	110
	OPERATING ENVIRONMENT	115
	ECONOMIC BACKGROUND	115
	RISK MANAGEMENT	117
	ORGANIZATIONAL STRUCTURE	118
	PROPERTY, PLANTS AND EQUIPMENT	118
	GENERAL	118
	PRODUCTION FACILITIES	118
	INTERNAL CONTROLS	120
Item 5.	Operating and Financial Review and Prospects	120
	OVERVIEW	120
	ACQUISITIONS AND DISPOSITIONS	122
	CRITICAL ACCOUNTING POLICIES	128
	NEW ACCOUNTING PRONOUNCEMENTS	132
	RESULTS OF OPERATIONS	132
	BUSINESS SEGMENT INFORMATION	133
	YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003	134
	YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002	148

i

	INFLATION	157
	EXCHANGE RATE EXPOSURE AND CURRENCY RISK MANAGEMENT	157
	LIQUIDITY AND CAPITAL RESOURCES	157
	RESEARCH AND DEVELOPMENT	165
	TREND INFORMATION	165
	OFF-BALANCE SHEET ARRANGEMENTS	165
	CONTRACTUAL OBLIGATIONS	167
Item 6.	Directors, Senior Management and Employees	168
Item 7.	Major Shareholders and Related Party Transactions	180
Item 8.	Financial Information	181
	CONSOLIDATED FINANCIAL STATEMENTS	181
	LEGAL PROCEEDINGS	181
	DIVIDEND POLICY	182
	SIGNIFICANT CHANGES	182
Item 9.	The Offer and Listing	182
Item 10.	Additional Information	185
	MEMORANDUM AND ARTICLES OF ASSOCIATION	185
	MATERIAL CONTRACTS	196
	EXCHANGE CONTROLS	196
	TAXATION	197
	DOCUMENTS ON DISPLAY	201
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	201
Item 12.	Description of Securities other than Equity Securities	206
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	206
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	206
Item 15.	Controls and Procedures	206
Item 16A.	Audit Committee Financial Expert	207
Item 16B.	Code of Ethics	207
Item 16C.	Principal Accountant Fees and Services	207
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	209
PART III
Item 17.	Financial Statements	210
Item 18.	Financial Statements	210
Item 19.	Exhibits	210

ii

PART I
Item 1.     Identity of Directors, Senior Management and Advisers.
      Not applicable.
Item 2.     Offer Statistics and Expected Timetable.
      Not applicable.
Item 3.     Key Information.
SELECTED FINANCIAL DATA
      The selected financial data presented below in accordance with U.S. GAAP as of and for each of the years in the five-year period ended December 31, 2004 have been excerpted from or are derived from the Consolidated Financial Statements of E.ON as of and for the period ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively.
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

	Year Ended December 31,

	2004(1)	2004	2003	2002	2001	2000

	(in millions, except share amounts)
Statement of Income Data:
Sales	$66,476	€49,103	€46,427	€36,624	€36,886	€38,374
Sales excluding electricity and natural gas taxes(2)	60,576	44,745	42,541	35,691	36,192	38,385
Income/(Loss) from continuing operations before income taxes	9,204	6,799	5,538	(759)	2,629	5,095
Income/(Loss) from continuing operations after income taxes(3)	6,568	4,852	4,414	(97)	2,581	3,328
Income/(Loss) from continuing operations	5,886	4,348	3,950	(720)	2,129	2,939
Income/(Loss) from discontinued operations(4)	(12)	(9)	1,137	3,306	(55)	628
Net income	5,874	4,339	4,647	2,777	2,048	3,570
Basic earnings/(Loss) per share from continuing operations	8.96	6.62	6.04	(1.10)	3.15	4.74
Basic earnings (Loss) per share from discontinued operations, net(4)	(0.01)	(0.01)	1.74	5.07	(0.08)	1.01
Basic earnings per share from net income(5)	8.95	6.61	7.11	4.26	3.03	5.75

	Year Ended December 31,

	2004(1)	2004	2003	2002	2001	2000

	(in millions, except share amounts)
Balance Sheet Data:
Total assets	$154,417	€114,062	€111,850	€113,503	€101,659	€106,215
Long-term financial liabilities	18,330	13,540	14,884	17,576	9,308	7,611
Stockholders’ equity(6)	45,434	33,560	29,774	25,653	24,462	28,033
Number of authorized shares		692,000,000	692,000,000	692,000,000	692,000,000	763,298,875

(1)	Amounts in this column are unaudited and have been translated solely for the convenience of the reader at an exchange rate of $1.3538 = €1.00, the Noon Buying Rate on December 31, 2004.

(2)	Laws in Germany and other European countries in which E.ON operates require the seller of electricity to collect electricity taxes and remit such amounts to tax authorities. Similar laws also require the seller of natural gas to collect and remit natural gas taxes to tax authorities.

(3)	Before minority interest of €504 million for 2004, as compared with €464 million, €623 million, €452 million and €389 million for 2003, 2002, 2001 and 2000, respectively.

(4)	For more details, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(5)	Includes earnings per share from the first-time application of new U.S. GAAP standards of €0.00, €(0.67), €0.29 and €(0.04) for 2004, 2003, 2002 and 2001, respectively.

(6)	After minority interests.
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

	Dividends Paid
	per Ordinary
	Share with no
	par value

Year Ended December 31,	€	$(1)

2000	1.35	1.18
2001	1.60	1.49
2002	1.75	1.96
2003	2.00	2.39
2004(2)	2.35	3.18

(1)	Translated into dollars at the Noon Buying Rate on the dividend payment date, which typically occurred during the second quarter of the following year, except for the 2004 amount, which has been translated at the Noon Buying Rate on December 31, 2004.

(2)	The dividend amount for the year ended December 31, 2004 is the amount proposed by E.ON’s Supervisory Board and Board of Management and has not yet been approved by its stockholders. Prior to the payment of the dividends, a resolution approving such amount must be passed by E.ON’s stockholders at the annual general meeting to be held on April 27, 2005.
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

Period	Average(1)	High	Low	Period-End

2000	0.9207			0.9388
2001	0.8909			0.8901
2002	0.9495			1.0485
2003	1.1411			1.2597
2004	1.2478			1.3538
September		1.2417	1.2052
October		1.2783	1.2271
November		1.3288	1.2703
December		1.3625	1.3224
2005
January		1.3476	1.2954
February		1.3274	1.2773

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period.
      On March 7, 2005, the Noon Buying Rate was $1.3203 per €1.00.

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
      Even prior to the requirements introduced by KonTraG, the Company believes it had an effective risk management system which integrates risk management in its Group-wide business procedures. The system includes controlling processes, Group-wide guidelines, data processing systems and regular reports to the Board of Management and Supervisory Board. The reliability of the risk management system is reviewed regularly by the internal audit units of the Company as well as by the Company’s external independent auditors, based on requirements set forth in the Stock Corporation Act. The documentation and evaluation of the Company’s risks are updated quarterly throughout the Group in the following steps:

•	Standardized documentation of risks and control systems;

•	Evaluation of risks according to the degree of severity and the probability of occurrence, and an annual assessment of the effectiveness of existing control systems; and

•	Analysis of the results and structured disclosure in a risk report.
      The following discussion groups risks according to the categories of external, operational and financial risks, as used by the Company in its risk management system.
External
      The Company faces the general risks of economic downturns experienced by all businesses. The following are specific external risks the Company faces:

The Company’s core energy operations face strong competition, which could depress margins.
      Since 1998, liberalization of the electricity markets in the EU has greatly altered competition in the German electricity market, which was formerly characterized by numerous strong competitors. Following liberalization, significant consolidation has taken place in the German market, resulting in four major interregional utilities: E.ON, RWE AG, Vattenfall Europe AG (“Vattenfall Europe”) and EnBW Energie Baden-Württemberg AG (“EnBW”). In addition, the market for electricity trading has become more liquid and competitive, with a total trading volume of approximately 397 terrawatt hours (“TWh”) at the European Energy Exchange (EEX) spot and futures market in 2004. Liberalization of the German electricity market also caused prices to decrease beginning in 1998, although prices have increased since 2001. Retail prices now exceed 1998 levels, and prices for sales to distributors and industrial customers have also improved, but electricity companies now face new or increased costs that have effectively reduced their margins. Among these new or increased costs are electricity taxes, duties and additional costs attributable to compliance with new legislation, as well as higher costs incurred in procuring balancing power to cover fluctuations in the availability of electricity from renewable resources such as wind. For additional information, see “Item 4. Information on the Company — Regulatory Environment — Germany: Electricity.” Although the Company continues to implement cost-management measures at its electricity operations in Germany, it may not be able to fully regain its former profit margins in this sector. Further, although the Company intends to compete vigorously in the changed German electricity market, it cannot be certain that it will be able to develop its business as successfully as its competitors. For information about new regulatory changes that will affect the German electricity market, see the discussion on changes in laws and regulations below.
      In 2002, the German Federal Cartel Office instituted proceedings challenging the transmission fees of 10 regional and municipal electricity suppliers in Germany, including four companies of the E.ON Group — TEAG

Thüringer Energie AG (“TEAG”), E.DIS AG (“E.DIS”), EAM Energie AG (formerly Energie-Aktiengesellschaft Mitteldeutschland) (“EAM”) and Avacon AG (“Avacon”). On February 19, 2003, the Federal Cartel Office issued a decision requiring a 10 percent reduction in TEAG’s network fees. The decision rejected the basic principles of the tariff calculation guidelines that are used by all of the E.ON Group companies involved in the proceedings. TEAG appealed the decision in the State Superior Court in Düsseldorf and received a temporary injunction preventing the immediate reduction of its tariffs. On February 11, 2004, TEAG won its appeal, with the court ruling that TEAG’s calculation methods follow a set of recognized rules under the electricity industry’s association agreement (Verbändevereinbarung II+) and represent a recognized business method. The decision is now final and binding until new legislation affecting Germany’s electricity industry comes into force. See the discussion on changes in laws and regulations below. All other proceedings of the Federal Cartel Office against regional distributors of the E.ON Group have been put on hold.
      On February 24, 2003, the German Federal Cartel Office instituted proceedings challenging the prices charged by E.ON Sales & Trading GmbH (“EST”) and other wholesale energy companies for balancing energy. The Federal Cartel Office has made inquiries in order to assess whether or not these prices constitute market abuse, which are still pending. If the Company is unable to reach a satisfactory resolution of this proceeding, it may have a material adverse impact on E.ON Energie’s transmission rate structure.
      Outside Germany, the electricity markets in which the Company operates are also subject to strong competition. The Company has significant U.K. and Swedish operations in electricity generation, distribution and supply, on both the wholesale and retail levels. Increased competition from new market entrants and existing market participants could adversely affect the Company’s U.K. or Swedish market share in both the retail and wholesale sectors. In the United States, LG&E Energy, the Company’s primary U.S. subsidiary, is exposed to wholesale price and fuel cost risks with respect to its non-regulated operations, whose rates are not set by governmental regulators, and which represent a minority of LG&E Energy’s business. A significant deterioration in the market environment for E.ON’s U.K. and U.S. operations triggered an impairment analysis in the third quarter of 2002 that resulted in an impairment charge of €2.4 billion, thus reducing the amount of goodwill associated with the Powergen Group acquisition to €6.5 billion. For additional details on this charge, see “Item 5. Operating and Financial Review and Prospects — Results of Operations.” The Company cannot guarantee it will be able to compete successfully in the United Kingdom, the Nordic countries, the United States or other electricity markets where it is already present or in new electricity markets the Company may enter. E.ON Ruhrgas also faces risks associated with increased competition in the gas sector; see “Item 4. Information on the Company — Business Overview — Pan-European Gas — Competitive Environment” and “— Regulatory Environment — Germany: Gas.”
     Changes in laws and regulations which affect the Company’s operations could materially and adversely affect the Company’s financial condition and results of operations.
      In each of its operations, the Company must comply with a number of laws and government regulations. For more information on laws and regulations affecting the Company’s core energy business, see “Item 4. Information on the Company — Regulatory Environment.” From time to time, changes or new laws and regulations may be introduced which may negatively affect the Company’s businesses, financial condition and results of operations.
      For example, the EU adopted new electricity and gas directives in 2003 which will require changes to the electricity and gas industries of some EU member states, including Germany. One of the requirements is that an independent regulatory authority be established in each member state to oversee access to the electricity and gas networks. The German government has decided to authorize the existing Regulatory Authority for Telecommunications and Posts to perform this function. According to the directives, this regulatory body should have the authority to set or approve network access tariffs or, alternatively, the methodologies used for calculating them, as well as the power to control compliance with the tariffs or methodologies once they are set. The establishment of an independent regulatory authority will therefore change the current system of negotiated third party network access in the electricity and gas industries in Germany. Although draft legislation has been published, the Company cannot yet predict all consequences of this legislation as the relevant issues will also be subject to several new regulations not yet published or still in political discussion. The Company cannot be certain that the establishment of a regulator and changes to the current system of network access, as well as other changes introduced as part of the new legislation, will not have a negative effect on its electricity and gas businesses in Germany, including the grid fees E.ON Energie and E.ON Ruhrgas may charge for network access. For more information, see “Item 4. Information on the Company — Regulatory Environment.”
      The EU has adopted a directive requiring member states to establish a greenhouse gas emissions allowance trading scheme. Under the scheme, permits to emit a specified amount of carbon dioxide are to be allocated to affected power stations and other industrial installations. Germany, the Netherlands and Sweden have already passed the required legislation and allocated the necessary permits free of charge, while the United Kingdom and Finland are expected to allocate permits during 2005. Although the Company does not generally expect the allocation of emissions allowances to have a negative impact on its operations, the implementation of the EU’s emissions trading directive has only recently taken effect in some EU member states and has not yet taken effect in others. The Company cannot currently predict how the trading of emissions allowances will develop and any impact on its operations. For more information, see “Item 4. Information on the Company — Regulatory Environment.”
      In Germany, the Company’s nuclear power plants are among its cheapest source of power, and, along with hydroelectric and lignite-based power plants, are used primarily to cover the Company’s base load power requirements. In June 2001, E.ON, together with the other German operators of nuclear power stations, reached an agreement with the German federal government to phase out the generation of nuclear power in Germany; this agreement was reflected in an amendment of Germany’s nuclear energy law in April 2002. For more information about the planned phase-out of nuclear power stations in Germany, see “Item 4. Information on the Company — Business Overview — Central Europe.” The amended law provides that the delivery of spent nuclear fuel rods for reprocessing will be allowed until July 2005, during which time plant operators are to build storage facilities on the premises of their nuclear plants. E.ON expects to complete construction of the necessary storage facilities by the end of 2006. The construction costs of these storage facilities are expected to be significant, and the Company may incur higher than anticipated costs in ending its nuclear energy operations.
      Regulatory changes can also affect the prices the Company may charge customers. For example,

•	As described above, EU directives provide that the regulatory authority to be introduced in Germany should have the power to set or approve network access tariffs or, alternatively, the methodologies used for calculating them. This could lead to lower grid fees for E.ON’s electricity and gas transportation and distribution businesses in Germany.

•	In Germany, state cartel authorities in Bavaria, Hesse and Thuringia and the Federal Cartel Office have launched investigations of certain utilities with allegedly high gas tariffs to determine whether these gas prices constitute market abuse. These investigations affect some utilities in which Thüga and E.ON Energie hold interests. The Bavarian state cartel office and the Federal Cartel Office have since decided to end their investigations, while the proceedings in Hesse and Thuringia remain pending. The Company cannot currently predict the outcome of the pending investigations.

•	Regulators in the United Kingdom have established a price control framework for electricity distribution customers that is in effect through March 31, 2005; new price controls will take effect in April 2005 for the five year period ending March 2010.

•	In the United States, the rates for LG&E Energy’s retail electric and gas customers in Kentucky, its principal area of operations, are set by state regulators and remain in effect until such time that an adjustment is sought and approved. LG&E Energy’s affected utilities applied for and received increases in regulated tariffs effective as of July 1, 2004, although such increases remain the subject of continuing regulatory review and governmental inquiry.
      For additional information on these developments, see “Item 4. Information on the Company — Regulatory Environment.” For all of its operations, adverse changes in price controls or rate structures could have an adverse effect on the Company’s operating results.

      “Item 4. Information on the Company — Regulatory Environment” and “Item 8. Financial Information — Legal Proceedings” also contain information regarding other recent or proposed changes in law or regulations or legal proceedings which could negatively affect the Company’s operations. The Company is unable to predict the effect of future developments in laws and regulations on its operations and future earnings.
      Rising fuel prices could materially and adversely affect the Company’s results of operations and financial condition.
      A significant portion of the expenses of the Company’s regional market units are made up of fuel costs, which are heavily influenced by prices in the world market for oil, natural gas, fuel oil and coal. Similarly, the majority of E.ON Ruhrgas’ expenses are for purchases of natural gas under long-term take or pay contracts that link the gas prices to that of fuel oil and other competing fuels. The prices for such commodities have historically fluctuated and there is no guarantee that prices will remain within projected levels. The price of oil in particular rose in 2004 as a result of geopolitical factors, including, but not limited to, an increase in demand in China and India, the war and post-war insurgency in Iraq, increased instability in other parts of the Middle East and a further deterioration of the economic and political situation in Venezuela and Nigeria. The Company’s electricity operations do maintain some flexibility to shift power production among different types of fuel, and the Company is also partially hedged against rising fuel prices. However, increases in fuel costs could have an adverse effect on the Company’s operating results or financial condition if it is not able (or not permitted by regulatory authorities) to shift production to lower-cost fuel or to adjust its rates to offset such increases in fuel prices on a timely or complete basis.
      For more information about E.ON Ruhrgas’ take or pay contracts, see the discussion on E.ON Ruhrgas’ long-term gas supply contracts below. The Company could also incur losses if its hedging strategies are not effective. For more information about the Company’s hedging policies and the instruments used, see “— Financial” below, “Item 5. Operating and Financial Review and Prospects — Exchange Rate Exposure and Currency Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
      The Company’s revenues and results of operations fluctuate by season and according to the weather, and management expects these fluctuations to continue.
      The demand for power and natural gas is seasonal, with the Company’s operations generally experiencing higher demand during the cold weather months of October through March and lower demand during the warm weather months of April through September. The exception to this is the Company’s U.S. power business, where hot weather results in an increased demand for electricity to run air conditioning units. As a result of these seasonal patterns, the Company’s revenues and results of operations are higher in the first and fourth quarters and lower in the second and third quarters, with the U.S. power business having its highest revenues in the third quarter and a secondary peak in the first and fourth quarters. Revenues and results of operations for all of the Company’s energy operations would be negatively affected by periods of unseasonally warm weather during the autumn and winter months. The Company’s European energy operations could also be negatively affected by a summer with higher than average temperatures and its Nordic operations could be negatively affected by a lack of precipitation, each of which occurred in 2003. In Sweden, a severe water shortage during late 2002 and early 2003 resulted in decreased energy supply from hydroelectric power plants and higher energy prices in 2003, while higher temperatures in Europe during the summer of 2003 forced some of the Company’s German power plants to reduce or shut down operations due to over-heated water needed for cooling the plants. For information on the Company’s hydroelectric operations in Sweden, see “Item 4. Information on the Company — Business Overview — Nordic — Power Generation.” Management expects seasonal and weather-related fluctuations in revenues and results of operations to continue.
Operational
      The Company’s core energy businesses operate technologically complex production facilities and transmission systems. Operational failures or extended production downtimes could negatively impact the Company’s financial condition and results of operations. The Company’s businesses are also subject to risks in the ordinary course of business such as the loss of personnel or customers, and losses due to bad debts. The Company believes it has appropriate risk control measures in effect to counteract and address these types of risks. The following are additional operational risks the Company faces:
      E.ON Ruhrgas’ long-term gas contracts expose it to volume and price risks.
      As is typical in the gas industry, E.ON Ruhrgas enters into long-term gas supply contracts with natural gas producers to secure the supply of almost all the gas E.ON Ruhrgas purchases for resale. These contracts, which generally have terms of around 20 to 25 years, require E.ON Ruhrgas to purchase minimum amounts of natural gas over the period of the contract or to pay for such amounts even if E.ON Ruhrgas does not take the gas, a standard industry practice known as “take or pay”. The minimum amounts are generally about 80 percent of the firmly contracted quantities. E.ON Ruhrgas also enters into long-term gas sales contracts with its customers, although these contracts are shorter than the gas supply contracts (for distributors and municipal utilities, which constitute the majority of E.ON Ruhrgas’ customers, the contracts generally have longer terms, while contracts for industrial customers usually have terms between one and five years). In addition, the majority of these gas sales contracts do not include fixed take or pay provisions. Since E.ON Ruhrgas’ gas supply contracts have longer terms than its gas sales contracts, and commit E.ON Ruhrgas to paying for a minimum amount of gas over a long period, E.ON Ruhrgas is exposed to the risk that it will have an excess supply of natural gas in the long term should it have fewer committed purchasers for its gas in the future and be unable to otherwise sell its gas on favorable terms. Such a shortfall could result if a significant number of E.ON Ruhrgas’ customers (or their end customers) shifted from natural gas to other forms of energy or if E.ON Ruhrgas’ customers began to acquire gas from other sources. The ministerial approval E.ON obtained for the acquisition of Ruhrgas required E.ON Ruhrgas to divest its stakes in two gas distributors, as well as granting these distributors the right to terminate their gas sales contracts with E.ON Ruhrgas. The ministerial approval also gave most of E.ON Ruhrgas’ distribution customers the right to reduce the amounts of natural gas purchased from E.ON Ruhrgas to 80 percent of the contractually agreed amount over the period of the applicable gas sales contract. To date, most customers have decided not to exercise this option. For additional information on these developments, see “Item 4. Information on the Company — Business Overview — Pan-European Gas — Sales.” If the affected gas distributors choose to begin termination of their gas sales contracts in 2005, or a significant number of other affected customers choose to reduce the amounts of gas purchased from E.ON Ruhrgas in 2005, the take or pay provisions of some of E.ON Ruhrgas’ gas supply contracts may become applicable, which would negatively affect its results of operations. In addition, due to increasing competition linked to the liberalization of the gas market and the entry of new competitors, E.ON Ruhrgas may not be able to renew some of its existing gas sales contracts as they expire, or to gain new contracts. This may also have the effect of leaving E.ON Ruhrgas with an excess supply of natural gas and/or decrease in margins.
      In the course of a proceeding not involving E.ON Ruhrgas, the German Federal Cartel Office issued an opinion stating that it believed that long-term sales contracts requiring municipal utilities or other purchasers to cover 100 percent of their requirements from a single supplier were contrary to German and European competition law, provided their duration exceeds two years, and that even contracts providing for only 50 to 80 percent of a purchaser’s requirements must be limited to four years. Based on this legal position, the Federal Cartel Office has instituted proceedings against E.ON Ruhrgas and a number of other long-distance gas wholesale companies in Germany. In the course of these proceedings, the Federal Cartel Office published a memorandum in January 2005 reiterating its aforementioned opinion on the validity of long-term sales contracts for the purpose of public discussion. E.ON Ruhrgas believes the Federal Cartel Office’s position fails to take into account that long-term supply contracts needed to ensure secure gas supplies in Germany will only be viable if importers can sell their gas volumes on a long-term basis. However, no assurance can be given as to the outcome of these proceedings. Were any such challenge to result in E.ON Ruhrgas’ being required to change the terms of its sales contracts, E.ON Ruhrgas’ exposure to the volume and price risks described in the above paragraph would be heightened.
      As is standard in the gas industry, the price E.ON Ruhrgas pays for gas under its long-term gas supply contracts is calculated on the basis of complex formulas incorporating variables based on current market prices for fuel oil, gas oil, coal and/or other competing fuels, with prices being automatically re-calculated periodically, usually quarterly, by reference to market prices of the relevant fuels during a prior period. Price terms in E.ON Ruhrgas’ gas sales contracts are generally pegged to the price of competing fuels and provide for automatic quarterly price adjustments based on fluctuations in underlying fuel prices, again by reference to market prices during a prior period. Since E.ON Ruhrgas’ supply and sales contracts are generally indexed to different types of oil and related fuels, in different proportions and are adjusted according to different formulas, E.ON Ruhrgas’ margins for natural gas may be significantly affected in the short term by variations in the price of oil or other fuels, which are generally reflected in prices payable under its supply contracts before they are reflected in prices paid under sales contracts, the so-called “time lag” effect. Although E.ON Ruhrgas seeks to manage this risk by matching the general terms of its portfolio of sales contracts with those of its supply contracts, there can be no assurance that it will always be successful in doing so, particularly in the short term. For more information on E.ON Ruhrgas’ gas supply and sales contracts, see “Item 4. Information on the Company — Business Overview — Pan-European Gas — Sales.”
      If the Company’s plans to make selective acquisitions and investments to enhance its core energy business are unsuccessful, the Company’s future earnings and share price could be materially and adversely affected.
      The Company’s business strategy involves selective acquisitions and investments in its core business area of energy. This strategy depends in part on the Company’s ability to successfully identify and acquire companies that enhance its business on acceptable terms. In order to obtain the necessary approvals for acquisitions, the Company may be required to divest other parts of its business, or to make concessions or undertakings which materially affect its operations. For example, the Company’s efforts to obtain control of Ruhrgas through a series of purchases from the holders of Ruhrgas interests were initially blocked by the German Federal Cartel Office and then by a series of plaintiffs who succeeded in convincing the State Superior Court in Düsseldorf to issue a temporary injunction preventing the Company from completing the transaction. In order to receive the ministerial approval of the German Economics Ministry that overruled the initial decision of the Federal Cartel Office, the Company was required to make significant concessions, including committing to divest certain operations, to have E.ON Ruhrgas sell a significant quantity of natural gas at auction (with opening bids set at below-market prices) and to offer certain customers the option of reducing the volume of gas they had contracted for. In addition, in settling the claims of the plaintiffs who had received the temporary injunction, the Company has agreed to divest certain of its operations, to provide certain of the plaintiffs with energy supply contracts and network access, to make certain infrastructure improvements and provide marketing support, as well as making financial payments. For more information, see “Item 4. Information on the Company — History and Development of the Company — Ruhrgas Acquisition.” Each of these matters delayed completion of the Ruhrgas acquisition and had the effect of increasing the cost of the transaction to the Company.
      In addition, there can be no assurances that the Company will be able to achieve the benefits it expects from any acquisition or investment. For example, the Company may fail to retain key employees, may be unable to successfully integrate new businesses with its existing businesses, may incorrectly judge expected cost savings, operating profits or future market trends and regulatory changes, or may spend more on the acquisition, integration and operations of new businesses than anticipated. Legal challenges may also have an impact. E.ON is currently involved in an arbitration proceeding regarding its interest in E.ON Finland. See “Item 4. Information on the Company — Business Overview — Nordic — Overview.” Especially large acquisitions, such as those of the Powergen Group (now E.ON UK and LG&E Energy) in 2002, or more recently, the U.K. retail operations and other assets of TXU Europe Group plc (“TXU Group”), which were purchased by E.ON UK in October 2002, the Midlands Electricity plc (“Midlands Electricity”) distribution business, which was purchased by E.ON UK in January 2004, or E.ON Ruhrgas, the purchase of which was completed in March 2003, present particularly difficult challenges. For information on the integration of the TXU Group and Midlands Electricity businesses, see “Item 4. Information on the Company — Business Overview — U.K.” and for information on the integration of E.ON Ruhrgas, see “Item 4. Information on the Company — History and Development of the Company — Ruhrgas Acquisition.” Investments and acquisitions of businesses in new areas such as natural gas require the Company to become familiar with new markets and competitors and expose the Company to commercial and other risks, as well as additional regulatory regimes relating to the acquired businesses that may be stricter than the ones the Company is currently subject to. Because of the risks and uncertainty associated with acquisitions and investments, any acquired businesses or investments may not achieve the profitability expected by the Company.

      The U.S. Public Utility Holding Company Act imposes significant restrictions on the Company’s business.
      In order to acquire the Powergen Group, the Company was required to register as a “holding company” under the U.S. Public Utility Holding Company Act of 1935 (“PUHCA”). Although the Company’s non-U.S. businesses are generally (but not entirely) free from regulation under this statute, the Company and its U.S. businesses are subject to extensive regulation under PUHCA. The PUHCA regulations require prior U.S. Securities and Exchange Commission (“SEC”) approval for a wide range of capital raising, merger and acquisitions, intercompany transactions and non-regulated activities and could interfere with the Company’s timely implementation of business plans and its financial flexibility.
      The Company cannot be certain it will be able to make required divestments on acceptable terms or within required time periods, which could interfere with its declared business strategy and/or adversely affect its business.
      The Company has agreed to sell all of its non-energy-related businesses except its telecommunications interests in connection with its acquisition of Powergen Group, and has agreed to divest additional businesses in connection with its acquisition of Ruhrgas. Although the Company has successfully completed most of the required divestments, the Company cannot be sure that it will be able to complete the remaining required divestments at the most favorable terms, or within the required divestment periods. In connection with certain of its divestitures, the Company has provided standard indemnities to the buyers which expose it to possible losses in certain circumstances. The Company may also be subject to sanctions if it is unable to divest businesses it has undertaken to sell within the required periods. The Company’s business strategy, financial condition and share price may suffer if it is unable to complete its planned dispositions successfully.
      The Company could be subject to environmental liability associated with its operations that could materially and adversely affect its business.
      In case of environmental damages caused by an electric power generation facility, the owner of the facility is subject under German law to liability provisions that guarantee comprehensive compensation to all injured parties. In addition, there has been some relaxation in the evidence required under the German Environmental Liability Law (Umwelthaftungsgesetz) to establish and quantify environmental claims. Under German law, the Company may still be subject to future environmental claims with respect to alleged historical environmental damage arising from certain of its discontinued and disposed of operations, including the VEBA Oel oil business, the VAW aluminum operations, the Klöckner & Co AG distribution and logistics businesses and the VEBA Electronics business. The Company may also be subject to environmental claims with respect to Degussa’s operations. If claims were to be asserted against the Company in relation to environmental damages and plaintiffs were successful in proving their claims, such claims could result in material losses to the Company.
      In case of a nuclear accident in Germany, the owner of the reactor, the factory or the nuclear materials storage facility is subject to liability provisions that guarantee comprehensive compensation to all injured parties. Under German nuclear power regulations, the owner is strictly liable, and the geographical scope of its liability is not limited to Germany. E.ON’s Swedish nuclear power stations also expose the Company to liability under applicable Swedish law. The Company does not operate or have interests in nuclear power plants outside of Germany, Sweden and Switzerland, including in the United Kingdom or the United States. The Company takes extensive safety and risk management measures in the operation of its nuclear power operations, and has mandatory insurance with respect to its nuclear operations as described in “Item 4. Information on the Company — Environmental Matters — Germany: Electricity” and “— Nordic.” However, any claims against the Company arising in the case of a nuclear power accident could exceed the coverage of such insurance, and cause material losses to the Company.
      The Company expects that it will incur costs associated with future environmental compliance, especially compliance with clean air laws. For example, the U.S. Environmental Protection Agency has introduced new regulations regarding the reduction of nitrogen oxide (“NOx”) emissions from electricity generating units. These regulations require LG&E Energy to make significant additional capital expenditures in NOx control equipment, which are currently estimated to total approximately $539 million through 2006, of which nearly all ($516 million) have been incurred through 2004. LG&E Energy also expects to make additional capital expenditures to reduce sulphur dioxide emissions from generation units totaling $737 million through 2009. LG&E Energy expects to recover a significant portion of these costs over time from customers of its regulated utility businesses. In the United Kingdom, legislation to implement the EU Large Combustion Plants Directive is currently being discussed. The legislation is expected to require E.ON UK to make decisions on whether to invest in enhanced pollution control devices, reduce operating time at certain of its plants or consider closing certain plants in the future. Similarly, the German government has recently amended an ordinance of the German Federal Pollution Control Act (Bundesimmissionsschutzgesetz, or “BImSchG”) to introduce lower emission limits for air pollutants such as carbon monoxide and NOx. This amendment requires both E.ON Energie and E.ON Ruhrgas to make investments in pollution control devices. In addition, in the United States, LG&E Energy also expects to be affected by a number of potential regional or industry-wide transmission market structure changes that are currently being proposed by the relevant authorities. Currently, none of E.ON’s market units can predict the extent to which their respective operations will be affected by the new or proposed legislation and /or regulations. Revisions to existing environmental laws and regulations and the adoption of new environmental laws and regulations may result in significant increases in costs for the Company. Those costs, if not recoverable from customers, may adversely affect the Company’s operating results or financial condition. For more information on environmental matters, see “Item 4. Information on the Company — Environmental Matters.”
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
      Each of Italy, Denmark, Sweden, London and large parts of the United States and Canada experienced major power outages during 2003. The reasons for these blackouts vary, although with the exception of London they involved a locally or regionally inadequate balance between power production and consumption, with single failures triggering a cascade-like shutdown of lines and power plants following overload or voltage problems. This type of problem has increased in recent years following the liberalization of EU electricity markets, partly due to an emphasis on unrestricted cross-border physically-settled electricity trading that has resulted in a substantially higher load on the international network, which was originally conceived mainly for purposes of mutual assistance and operations optimization. There are transmission bottlenecks at many locations in Europe, and the high load has resulted in fewer safety reserves in the network. In Germany, where power plants are located in closer proximity to population centers than in many other countries, the risk of blackouts is lower due to shorter transmission paths and a strongly meshed network. In addition, the spread of a power failure is less likely in Germany due to the organization of the German power grid into four balancing zones. Nevertheless, the Company’s German or international electricity operations could experience unanticipated operating or other problems leading to a power failure. For example, in the case of the blackout which occurred in Denmark and southern Sweden on September 23, 2003, one of the causes was an unexpected power failure at the Oskarshamn power plant (which is 54.5 percent owned by the Company’s majority-owned subsidiary Sydkraft), that occurred as the plant was being reconnected to the grid following regularly scheduled maintenance. In addition, on January 8-9, 2005, a severe storm hit Sweden, destroying the electricity distribution grid in some areas in the south of the country. Approximately 250,000 Sydkraft customers were affected by the resulting power outage, and some customers were left without electricity for several weeks. Sydkraft estimates that its costs for rebuilding its distribution grid and compensating customers will be approximately €164 million. In Germany, almost half of the country’s wind turbines are connected to the power grid of E.ON Energie, mostly in the north of Germany. In the case of a power grid failure, technical grid access conditions for wind power plants installed through 2003 may require that the majority of such plants be separated from the grid. This possible separation of a number of wind power plants from the grid may in turn increase the impact of the original power failure in the grid. For more information, see “Item 4. Information on the Company — Regulatory Environment — Germany: Electricity.”

The Company can give no assurances that power failures involving its operations will not occur in the future, or that any such power failure would not have a negative effect on the Company’s business and results of operations.
Financial
      The Company is exposed to financial risks that could have a material effect on its financial condition.
      During the normal course of its business, the Company is exposed to the risk of energy price volatility, as well as interest rate, commodity price, currency and counterparty risks. These risks are partially hedged on a Group-wide (or market unit-wide) basis, but the Company may incur losses if any of the variety of instruments and strategies it uses to hedge exposures are not effective. For more information about these risks and the Company’s hedging policies and instruments, see “Item 5. Operating and Financial Review and Prospects — Exchange Rate Exposure and Currency Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” For more information about E.ON Ruhrgas’ take or pay contracts, see the discussion on E.ON Ruhrgas’ long-term gas contracts above.
      The Company is also exposed to other financial risks. For example, it holds certain stock investments which may expose it to the risk of stock market declines. For information on the write downs with regard to E.ON’s investment in Bayerische Hypo- und Vereinsbank AG (“HypoVereinsbank”) in 2002, see “Item 5. Operating and Financial Review and Prospects — Results of Operations.” Financial markets have performed poorly in some recent years, and markets may decline again or experience volatility. In addition, a significant portion of the Company and E.ON UK’s outstanding debt bears interest at floating rates; the Company’s interest expense will therefore increase if the relevant base rates rise. In addition, the value of the Company’s investments in fixed rate bonds will be adversely affected by a rise in interest rates.
      The Company also faces risks arising from its energy trading operations. In general, the Company seeks to hedge risks associated with volatile energy-related prices by entering into fixed-price bilateral contracts, futures and options contracts traded on commodities exchanges, and swaps and options traded in over-the-counter financial markets. To the extent the Company is unable to hedge these risks, or enters into hedging contracts that fail to address its exposure or incorrectly anticipate market movements, it may suffer losses, some of which could be material. In addition to the risks associated with adverse price movements, credit risk is also a factor in the energy marketing, trading and treasury activities, where loss may result from the non-performance of contractual obligations by a counterparty. The Company maintains credit policies and control procedures with respect to counterparties to protect it against losses associated with such types of credit risk, although there can be no assurance that these policies and procedures will fully protect the Company. The marking to market of many of E.ON’s hedging instruments required by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), has also increased the volatility of the Company’s results of operations, though it has not had a material effect on E.ON’s overall risk exposure. In addition, LG&E Energy is exposed to potential losses under several fixed-price energy marketing contracts that its former merchant energy trading operations entered into in 1996 and early 1997, some of which run through 2007. Although the Company has used what it believes to be appropriate estimates for future energy prices, among other factors, in establishing a provision to cover anticipated losses on these contracts, no assurance can be given that higher than anticipated future prices or demand, among other factors, may not result in additional losses. For more information about the Company’s energy trading operations, its hedging policies and the instruments used, see “Item 4. Information on the Company — Business Overview — Central Europe — Trading”, “— Pan-European Gas — Trading,” “— U.K. — Energy Trading” and “— Nordic — Trading”, “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2004 Compared with Year Ended December 31, 2003” and “— Exchange Rate Exposure and Currency Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Item 4.	Information on the Company.
HISTORY AND DEVELOPMENT OF THE COMPANY
      E.ON AG is a stock corporation organized under the laws of the Federal Republic of Germany. It is entered in the Commercial Register (Handelsregister) of the local court of Düsseldorf, Germany, under HRB 22315. E.ON’s registered office is located at E.ON-Platz 1, D-40479 Düsseldorf, Germany, telephone +49-211-45 79-0. E.ON’s agent in the United States is E.ON North America, Inc., 405 Lexington Avenue, New York, NY 10174.
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
VEBA-VIAG MERGER
      On June 16, 2000, VEBA AG merged with VIAG AG, one of the largest industrial groups in Germany. VEBA AG was subsequently renamed E.ON AG. The merger of VEBA and VIAG to form E.ON has created the second-largest industrial group in Germany, based on market capitalization at year-end 2004, with sales of €49.1 billion in 2004.
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
POWERGEN GROUP ACQUISITION
      On April 9, 2001, E.ON made a pre-conditional offer of 765 pence (€12.19) per share to the shareholders of the London- and Coventry-based British utility Powergen. The pre-conditions of the offer included making certain government and regulatory filings and obtaining the approval of regulatory authorities in a number of jurisdictions, including approvals from the European Commission, the Office of Gas and Electricity Markets in the United Kingdom and, due to Powergen Group’s U.S. businesses, a number of U.S. regulatory authorities, including approvals from the state utility regulators in Kentucky, Tennessee and Virginia, the U.S. Federal Energy Regulatory Commission and the SEC, which administers PUHCA. In connection with its SEC application, E.ON agreed, among other things, to divest VEBA Oel, Degussa, Viterra, Stinnes and VAW over a period of three to five years, and to register with the SEC as a holding company under PUHCA following the consummation of the transaction. VEBA Oel, Stinnes and VAW have already been sold. E.ON has also sold a 21.7 percent stake in Degussa through a two-step process to RAG Aktiengesellschaft (“RAG”), which has resulted in RAG holding a majority of Degussa effective June 1, 2004. For more information, see “— Ruhrgas Acquisition.”
      As agreed between E.ON and Powergen, upon satisfaction of all conditions E.ON implemented the transaction under an alternative U.K. legal procedure known as a “scheme of arrangement” instead of a tender offer. The scheme of arrangement provided for the acquisition of all outstanding Powergen shares by virtue of an order of the English courts following approval of the transaction at a meeting of Powergen shareholders on April 19, 2002, convened by order of the court. The scheme of arrangement was approved by 98.3 percent of the Powergen shares held by Powergen shareholders present and voting (either in person or by proxy). On June 12, 2002, E.ON received SEC approval for the acquisition. On July 1, 2002, E.ON completed its acquisition of Powergen Group, which is now wholly owned by E.ON.
      The total purchase price amounted to €7.6 billion (net of €0.2 billion cash acquired), and the assumption of €7.4 billion of debt. Goodwill in the amount of €8.9 billion resulted from the purchase price allocation. A significant deterioration in the market environment for Powergen Group’s U.K. and U.S. operations triggered an impairment analysis as of the acquisition date that resulted in an impairment charge of €2.4 billion, thus reducing the amount of goodwill associated with the transaction to €6.5 billion. For additional details on this charge, see “Item 5. Operating and Financial Review and Prospects — Results of Operations.” On July 5, 2004, Powergen was renamed E.ON UK.
      Under PUHCA, E.ON AG, LG&E Energy and any other company in the holding structure between E.ON and LG&E Energy are classified as “holding companies.” As holding companies, they are required to be registered with the SEC or to obtain an exemption. E.ON and each of the companies between E.ON and LG&E Energy have therefore been registered as holding companies under PUHCA and are subject to regulation by the SEC. E.ON UK was also registered pursuant to this requirement but following the transfer of LG&E Energy and its direct parent holding company from a subsidiary of E.ON UK to a direct subsidiary of E.ON AG in March 2003, E.ON applied for the deregistration of E.ON UK as a holding company under PUHCA; the deregistration process was completed in November 2004. The SEC requires registered holding companies and their subsidiaries to receive SEC approval for many transactions, including:

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
      For more information on E.ON UK and LG&E Energy, see “— Business Overview — U.K.” and “— U.S. Midwest.”
RUHRGAS ACQUISITION
      E.ON Ruhrgas is one of the leading non-state-owned gas companies in Europe and the largest gas business in Germany in terms of gas sales. Prior to its acquisition by E.ON, Ruhrgas was owned by a number of holding companies, with indirect stakes dispersed among a number of major industrial and energy companies both within and outside Germany.

      In 2001, E.ON concluded contracts for the purchase of significant shareholdings in Ruhrgas with BP p.l.c. (“BP”) and Vodafone Group Plc (“Vodafone”). The aggregate consideration paid for these stakes was €3.3 billion. E.ON also reached an agreement in principle with RAG to acquire its Ruhrgas stakes. In January and February 2002, the German Federal Cartel Office blocked the consummation of the transactions with the aforementioned parties on the grounds that the proposed purchase would have a negative effect on competition in the German gas and electricity markets. E.ON appealed the decision to the German Economics Ministry, which has the power to overrule the Cartel Office if it determines a transaction would result in an overriding general benefit to the German economy. In March 2002, E.ON agreed to acquire ThyssenKrupp AG’s interest in Ruhrgas for a total consideration of €0.5 billion.
      In May 2002, E.ON reached a definitive agreement with RAG to acquire RAG’s more than 18 percent interest in Ruhrgas and to sell E.ON’s majority interest in Degussa to RAG. Under the arrangement, RAG acquired a majority shareholding in Degussa in two steps at a price of €38 per share. In the first step, in June 2002, RAG made a cash tender offer to Degussa’s shareholders at a price of €38 per share. The parties’ definitive agreement provided that after completion of the tender offer RAG and E.ON would hold equal shareholdings of Degussa and would manage Degussa jointly. In the second step, E.ON sold 3.6 percent of Degussa’s shares to RAG at the above price to give RAG a 50.1 percent interest in Degussa effective June 1, 2004.
      On July 3, 2002, E.ON reached agreements to acquire the 40 percent interest in Ruhrgas held indirectly by Esso Deutschland GmbH, Deutsche Shell GmbH, and TUI AG, which would make E.ON the sole owner of Ruhrgas. The aggregate purchase price for these stakes was €4.1 billion.
      On July 5, 2002, E.ON was granted the ministerial approval it had requested for the acquisition of a majority shareholding in Ruhrgas. The ministerial approval was linked with stringent requirements designed to promote competition in the gas sector. Ruhrgas was required to auction 75 billion kilowatt hours (“kWh”) of natural gas to its competitors and to legally unbundle its transmission system from its other operations. In addition, E.ON and Ruhrgas were required to divest several shareholdings. These included E.ON Energie’s stakes in Gelsenwasser AG (“Gelsenwasser”) and EWE Aktiengesellschaft (“EWE”), and minority stakes held by each of E.ON Energie and Ruhrgas in Verbundnetz Gas AG (“VNG”), Bayerngas GmbH (“Bayerngas”) and swb AG (“swb”). On the same day, E.ON completed the acquisition of 38.5 percent of Ruhrgas from BP, Vodafone and ThyssenKrupp AG.
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
      Following the issuance of the temporary injunction, on September 18, 2002, Germany’s Federal Minister of Economics confirmed the essential aspects of the July 5 ministerial approval for E.ON’s acquisition of Ruhrgas. However, the ministry linked its decision to a tightening of the requirements. Ruhrgas was also required to sell its stakes in Bayerngas and swb, and all of the companies required to be disposed of were granted special rights to terminate their existing purchase agreements with E.ON and Ruhrgas on a staggered basis. In addition, customers purchasing more than 50 percent of their gas requirements from Ruhrgas were granted the right, as of October 2003, to reduce the volume of gas purchased from Ruhrgas to 80 percent of the contracted amount. Finally, Ruhrgas was required to auction 200 billion kWh of natural gas to its competitors, with the minimum bid in such auctions being lower than the average border-crossing price. The approval also provided that the ministry has the right to take further action (including imposing a possible veto) in the event of any sale by E.ON of a controlling interest in E.ON Ruhrgas or a change in control over E.ON. On this basis, the ministry asked the State Superior Court to lift its temporary injunction.
      On December 17, 2002, the State Superior Court decided not to lift the temporary injunction, and formal proceedings (Hauptverfahren) regarding the injunction started in January 2003. On January 31, 2003, E.ON reached settlement agreements with all plaintiffs who had contested the validity of the ministerial approval. The settlement agreements with each of the nine plaintiffs differ in certain respects, though they can be divided into two groups. Those with EnBW and Fortum Oil and Gas Oy (“Fortum”) primarily entail the exchange of shareholdings in certain of the companies’ respective domestic and northern European affiliates upon agreed conditions. In addition, E.ON agreed to acquire a stake in Concord Power Verwaltungsgesellschaft GmbH (“Concord Power”) under an agreement with EnBW and the Saalfeld Group, the owners of Concord Power. Concord Power plans to build a new Combined Cycle Gas Turbine Power Station in Lubmin on the Baltic Sea. The agreements with the remaining plaintiffs — Ampere AG, ares Energie AG, GGEW Gruppen-Gas-und Elektrizitätswerk Bergstraße AG, Stadtwerke Aachen Aktiengesellschaft, Stadtwerke Rosenheim GmbH & Co. KG and Trianel European Energy Trading GmbH — generally include commitments by E.ON to enter into gas and/or electricity supply contracts, make certain infrastructure improvements (particularly with regard to gas distribution), and provide specified access to the gas and electricity supply grids. Certain of these agreements also provide for the sale by E.ON of shareholdings or distribution assets and the related customer base or require E.ON to provide marketing support. These agreements also required E.ON to make other financial payments to the plaintiffs. In addition, Ruhrgas reconfirmed to all the parties its commitment to open and fair competition in the gas market.
      In March 2003, E.ON acquired the remaining shares of Ruhrgas. The total cost of the transaction to E.ON, including settlement costs and excluding dividends received on Ruhrgas shares owned by E.ON prior to its consolidation, amounted to €10.2 billion. Beginning as of February 1, 2003, E.ON fully consolidated Ruhrgas, which was renamed E.ON Ruhrgas on July 1, 2004.
      Upon termination of the court proceedings, the Company completed the first step of the RAG/ Degussa transaction, i.e., the Company acquired RAG’s Ruhrgas stake for total consideration of €2.0 billion, and E.ON tendered 37.2 million of its shares in Degussa to RAG at the price of €38 per share, receiving total proceeds of €1.4 billion. Following this transaction and the completion of the tender offer to the other Degussa shareholders, RAG and E.ON each held a 46.5 percent interest in Degussa, with the remainder being held by the public. With effect from June 1, 2004, E.ON sold a further 3.6 percent of Degussa stock to RAG, giving RAG a 50.1 percent interest in Degussa. Total proceeds from the sale of this 3.6 percent stake amounted to €283 million.
      In connection with E.ON’s acquisition of Ruhrgas, E.ON committed to divest several shareholdings. E.ON Energie and E.ON Ruhrgas have disposed of the following shareholdings, which comprise all of the shareholdings required to be divested by the ministerial approval:

•	In September 2003, E.ON Energie sold its 80.5 percent interest in Gelsenwasser to a joint venture company owned by the municipal utilities of the cities of Dortmund and Bochum. Gelsenwasser has been accounted for as a discontinued operation in the Consolidated Financial Statements.

•	In October 2003, E.ON Energie transferred its 5.26 percent stake in VNG to E.ON Ruhrgas, which already owned an interest in this Leipzig-based gas distributor. In December 2003, E.ON Ruhrgas agreed to sell 32.1 percent of VNG to EWE, and offered its remaining 10.0 percent stake in VNG to eleven municipalities in eastern Germany. These sales were subject to the fulfillment of a number of conditions and were completed in January 2004.

•	In November 2003, E.ON Energie and E.ON Ruhrgas sold their respective 22.0 percent stakes in Bayerngas to the municipal utilities of the cities of Munich, Augsburg, Regensburg and Ingolstadt, and to the city of Landshut.

•	In November 2003, E.ON Energie sold its 100 percent interest in E.ON-Energiebeteiligungs-Gesellschaft mbH to EWE. E.ON Energiebeteiligungs-Gesellschaft mbH held E.ON’s 32.36 percent interest in swb, comprising all of the shares previously held by E.ON Energie and E.ON Ruhrgas.

•	In January 2004, E.ON Energie sold its 27.4 percent stake in EWE to EWE’s majority shareholders Energieverband Elbe-Weser Beteiligungsholding GmbH and Weser-Ems Energiebeteiligungen GmbH.

      For more information about these transactions, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Central Europe/ Pan-European Gas/ U.K.”, “— Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.
      E.ON Ruhrgas has also fulfilled the requirement of the ministerial approval to offer those customers which purchase more than 50 percent of their gas requirements from E.ON Ruhrgas the option of reducing the volume of gas purchased from E.ON Ruhrgas to 80 percent of the contracted amount for the remaining term of the applicable contract. In addition, E.ON Ruhrgas has offered Bayerngas and swb the right to a staged termination of their contracts over a three-year period beginning in July 2004. For additional information, see “— Business Overview — Pan-European Gas — Sales.”
      On July 30, 2003, E.ON Ruhrgas offered 33 billion kWh of natural gas at auction from its supply portfolio in the first of six auctions intended to fulfill the requirements of the ministerial approval mandating the sale of an aggregate of 200 billion kWh of gas. 15 billion kWh of this gas was sold. On May 19, 2004, E.ON Ruhrgas offered approximately 39 billion kWh of gas under its long-term supply contracts in an internet-based second auction. The offered volume included a third of the volume not sold in the first auction (approximately 6 billion kWh). In the 2004 auction, seven bidders purchased an aggregate volume of approximately 35 billion kWh of gas. The prices E.ON Ruhrgas obtained in each of the first two auctions were in line with the minimum prices set by the German Federal Ministry for Economics and Labor. E.ON Ruhrgas is required to hold the remaining gas auctions in annual steps. The remaining two thirds of the volumes not sold in the first auction (approximately 12 billion kWh) will be offered at the third and fourth gas auctions.
      In addition, on January 1, 2004, in fulfillment of the ministerial requirement that E.ON Ruhrgas legally unbundle its transmission business, E.ON Ruhrgas transferred this business to a new subsidiary, E.ON Ruhrgas Transport AG & Co. KG (“E.ON Ruhrgas Transport”). For more information on E.ON Ruhrgas Transport, see “— Business Overview — Pan-European Gas — Transmission System and Storage.”
      Finally, as part of the settlement agreement E.ON entered into with the Finnish utility Fortum, E.ON and Fortum swapped certain shareholdings in February and March 2003. Fortum acquired Sydkraft’s equity interests in the Norwegian utilities Hafslund, Østfold and Frederikstad and E.ON Energie’s equity interest in the Russian utility AO Lenenergo. In return, Sydkraft bought the Swedish distribution company Fortum Nät Småland AB (“Småland”) and E.ON AG bought the German power plant Fortum Kraftwerk Burghausen GmbH (“Burghausen”), ownership of which was transferred to E.ON Energie, and the Irish peat-fired power plant Edenderry Power Limited (“Edenderry”), ownership of which was transferred to E.ON UK.
      In connection with its acquisition of Ruhrgas, E.ON seeks to achieve the following potential synergies in its market units:

•	In the Pan-European Gas market unit, E.ON intends to leverage its increased gas operations to improve its negotiating position with producers of natural gas, and to take advantage of pan-European gas arbitrage opportunities. For information about E.ON’s planned capital investment in E.ON Ruhrgas, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

•	In the Central Europe market unit, E.ON expects to benefit from joint market management with regional energy companies, the integration of continental European gas trading activities and the sharing of technical expertise among the power and gas businesses. In order to integrate the Company’s continental European gas trading activities conducted by D-Gas B.V. (“D-Gas”), E.ON Energie transferred their gas trading operations to E.ON Ruhrgas in 2004.

•	In the U.K. market unit, E.ON intends to use the Pan-European Gas division to enhance E.ON UK’s gas supply and gas storage options, as well as support its trading activities. An important first step was the conclusion of a 10-year gas supply contract between E.ON Ruhrgas and E.ON UK. E.ON Ruhrgas started supplying E.ON UK with gas in October 2004.

•	In the Nordic market unit, E.ON also intends to use the Pan-European Gas market unit to enhance Sydkraft’s gas supply options and expects to be able to use a joint approach for future gas infrastructure development. E.ON Ruhrgas and Sydkraft have also entered into a gas supply contract, pursuant to which E.ON Ruhrgas will start to supply Sydkraft with natural gas in autumn 2005.

      In addition, E.ON has identified a number of areas in which it expects to achieve cost savings through the integration of E.ON Ruhrgas with other E.ON Group companies. Major areas of potential cost savings include the reduction of procurement costs through process optimization and joint purchasing power, the integration of gas trading activities in central Europe and savings in overhead costs.
      For more information on E.ON Ruhrgas, see “— Business Overview — Pan-European Gas.” For more information on the impact of this transaction on E.ON’s financial condition, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” In addition, in connection with E.ON’s on.top project, E.ON Energie transferred a number of shareholdings to E.ON Ruhrgas or to E.ON AG, and E.ON Ruhrgas transferred a number of shareholdings to E.ON Energie. These transfers, which generally took place in December 2003 or in 2004, are described in more detail in “— Group Strategy — On.top.”
GROUP STRATEGY

On.top
      E.ON is committed to an integrated business model with a clear focus on power and gas. This was confirmed in a broad strategic review in 2003 called the “on.top” project, which resulted in a reorganization of E.ON’s businesses in order to help implement that model and achieve the strategic objectives outlined below. The core energy business has been reorganized into five new market units. These market units, focusing each on a region in which management believes E.ON has a strong competitive position, are:

•	Central Europe, led by E.ON Energie AG;

•	Pan-European Gas, led by E.ON Ruhrgas AG;

•	U.K., led by E.ON UK plc;

•	Nordic, led by E.ON Nordic AB; and

•	U.S. Midwest, led by LG&E Energy LLC.
      The lead companies of each market unit report directly to E.ON AG. The activities of the Central Europe, Nordic, U.K. and U.S. Midwest market units include the generation, transmission, distribution and sale of energy to customers in each regional market. While focusing on electricity, these activities also include or will include distribution and sales of natural gas to retail customers. The Pan-European Gas unit focuses on the supply, transmission and sale of natural gas to distributors and industrial customers in Europe, and also engages in trading and gas exploration and production activities. In addition, the market unit has primarily minority interests in a large number of German and other European municipal and regional energy distribution companies.
      In addition, the role of the Corporate Center at E.ON AG has been enhanced and more closely aligned to the Group’s focus on energy. The Corporate Center’s new responsibilities include the design and implementation of strategies and policies with the goal of optimizing the Group’s results across the energy markets in which it is active, the pursuit of operational excellence at each of the market units through the transfer of best practice, as well as a stronger role in regulatory affairs that may affect several market units at the same time. Human resources management and career development for 200 top executives currently working throughout the Group have also been centralized at the Corporate Center and a project for establishing a Group-wide E.ON identity has been introduced.
      Beginning in 2004, E.ON’s financial reporting mirrors the new structure, with each of the five market units constituting a separate segment for financial reporting purposes. Viterra and the results of E.ON’s minority interest in Degussa continue to be presented outside of the core energy business, and the results of the enhanced Corporate Center (including consolidation effects) are reported as a separate segment. At the same time, with effect from January 2004, management has decided to use adjusted EBIT, rather than internal operating profit, as the primary measure by which it evaluates the performance of each segment in accordance with SFAS 131. E.ON defines this measure as an adjusted figure derived from income/(loss) from continuing operations (before intra-

Group eliminations when presented on a segment basis) before income taxes and minority interests, excluding interest income. Adjustments include net book gains resulting from disposals, as well as restructuring expenses and other non-operating earnings of an exceptional nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions and nuclear waste management is allocated to adjusted interest income. Management believes that this measure is the most useful segment performance measure because it better depicts the performance of individual operating units independent of changes in interest income and taxes.
      As part of the implementation of the new structure, E.ON completed intra-Group transfers of shareholdings in a number of its companies in December 2003 and in 2004, except as noted below. These transactions include:

•	The transfer by E.ON Energie to E.ON Ruhrgas of its:

•	67.7 percent interest in Thüga;

•	up to 40.0 percent interest in the Austrian company RAG Beteiligungs-Aktiengesellschaft, which owns a 75 percent share in the Austrian exploration and production company Rohöl-Aufsuchungs Aktiengesellschaft (to be completed in 2005);

•	18.8 percent interest in the Latvian gas supplier JSC Latvijas Gaze;

•	14.3 percent interest in the Lithuanian gas distributor AB Lietuvos Dujos; and its

•	gas trading business D-Gas.

•	The transfer by E.ON Ruhrgas to E.ON Energie of its downstream gas activities in the Czech Republic and Hungary, including its:

•	4.45 percent interest in the Czech gas distribution company Jihomoravská plynárenská a.s. (“JMP”);

•	27.6 percent interest in the Czech gas distribution company Západoceská plynárenská a.s. (“ZCP”);

•	24.0 percent interest in the Czech gas distribution company Prazská plynárenská Holding a.s. (“PPH”);

•	0.05 percent interest in the Czech gas distribution company Prazská plynárenská a.s. (“PP”);

•	14.3 percent interest in the Czech gas distribution company Stredoceska plynárenská a.s. (“STP”);

•	9.57 percent interest in the Czech gas distribution company Severomoravská plynárenská a.s. (“SMP”);

•	16.52 percent interest in the Czech gas distribution company Východoceská plynárenská a.s. (“VCP”);

•	49.8 percent interest in the Hungarian gas distribution company Déldunántuli Gázszolgáltató Részvenytársaság (“DDGÁZ”); and its

•	16.3 percent interest in the Hungarian gas distribution company Fövárosi Gázmüvek Részvénytársaság (“FÖGÁZ”).

•	The transfer by E.ON Energie to E.ON AG of its 100 percent interest in E.ON Scandinavia (which has since been re-named E.ON Nordic), including its:

•	55.2 percent interest in Sydkraft, including Sydkraft’s interest in Graninge AB (“Graninge”) and its interest in the Baltic Cable; and a

•	65.6 percent interest in E.ON Finland.
      The on.top project also included the definition of mid-term performance targets for the Group. Management’s principal goal in guiding strategic and investment decisions is to realize a significant improvement in E.ON’s return on capital while growing earnings through 2006.

Strategy
      E.ON’s corporate strategy is to maximize the value of its portfolio of focused energy businesses with a strong presence in the value chains for both electricity and gas through:

•	Creating value from the convergence of European energy markets (e.g., as the United Kingdom becomes a net importer of gas and can take advantage of greater pipeline capacity connecting it to continental Europe, E.ON will be able to supply its retail gas business in the United Kingdom from its Pan-European Gas supply business).

•	Creating value from the convergence of the electricity and gas value chains (e.g., offering retail electricity and gas customers energy from a single source), thus providing E.ON with opportunities to realize economies of scale in servicing costs while increasing customer loyalty, thus reducing its customer “churn rate”.

•	Enhancing operational performance through identifying and transferring best practice for common activities throughout the Group’s different market units (e.g., effective programs for enhancing E.ON’s electricity generation, distribution and retailing businesses).

•	Improving the Group’s competitive position in its target markets through pursuing selective investments which contribute to these objectives or provide stand alone value creation opportunities, as described below; and

•	Tapping value-enhancing growth potential in new markets such as Russia and Italy.
      E.ON has set a number of specific objectives for implementing its corporate strategy within each of its target markets, namely:

•	Central Europe — Fortifying strong market positions and developing new growth potential through:

•	consolidation of distribution activities and capitalizing on opportunities from power-gas convergence;

•	re-investment in power generation to maintain the strong market position;

•	hedging exposure to price risks through vertical integration of generation and distribution operations; and

•	participation in the privatization of power and downstream gas companies in eastern Central Europe, as well as selective investments in power generation.

•	Pan-European Gas — Strengthening and diversifying E.ON Ruhrgas’ current position through:

•	selective equity investments in gas production in the North Sea and Russia;

•	participation in infrastructure projects to enhance gas supply position in Europe; and

•	selective acquisitions of mid- and downstream companies in Europe.

•	U.K. — Enhancing profitability of the U.K. businesses through:

•	investing in flexible generation assets and low carbon intensive generating technologies, such as Combined Cycle Gas Turbine (“CCGT”), to maintain a low cost hedge for changes in retail electricity demand;

•	investing in the generation of power from renewable resources to capture value from the British government’s renewable obligation mandate; and

•	investing in gas storage assets to hedge against potentially volatile gas price movements as the United Kingdom starts to become a net importer of gas.

•	Nordic — Strengthening E.ON’s position in a consolidating market through:

•	expanding presence in power generation;

•	enhancing scale through synergistic acquisitions in distribution and district heating; and

•	continued participation in gas supply and infrastructure developments.

•	U.S. Midwest — Focusing on optimizing LG&E Energy’s current operations in Kentucky and delivering additional performance improvements. This could include investments in generation capacity if the demand for electricity grows and the U.S. regulatory authorities enable the Company to earn a return on investment that meets its stringent criteria.
      As it focuses on energy, E.ON will seek to maximize the value of its remaining non-core businesses by divesting them at an appropriate time and allocating the proceeds to strategic investments. As part of its strategy to focus on its core energy business, E.ON has decided to actively pursue the disposal of Viterra, and currently expects to complete the disposition of Viterra during 2005.
      The transformation of the Company into a focused energy business has entailed significant divestment and acquisition activities in recent years. For more detailed information on the principal activities in implementing the transformation, see “— Powergen Group Acquisition,” “— Ruhrgas Acquisition” and the respective market unit descriptions in “— Business Overview.”
OTHER SIGNIFICANT EVENTS
      In January 2004, E.ON UK acquired Midlands Electricity, a British electricity distributor, from Aquila Energy Inc. (“Aquila”) and FirstEnergy Corp. (“FirstEnergy”).
      In January 2004, E.ON’s indirect stake in the Swedish energy utility Graninge increased to 97.5 percent and Graninge was delisted following completion of a mandatory tender offer. Beginning in November 2003, following its receipt of the required approvals from the relevant antitrust authorities, Sydkraft had increased its stake in Graninge from 36.3 percent to 79.0 percent by acquiring shares from Electricité de France (“EdF”) and other shareholders. Swedish law required Sydkraft to make a public tender for all outstanding Graninge shares following the acquisition of a majority stake. By June 2004, Sydkraft had acquired the remaining outstanding shares and controlled 100 percent of Graninge.
      In March 2004, E.ON completed a cash tender offer to the holders of approximately €1.8 billion in outstanding principal amount of debt issued by Powergen and its subsidiaries, which did not include dollar-denominated bonds that matured in 2004. At the conclusion of the offer, a total of approximately €1.2 billion in principal amount of bonds had been tendered.
      Effective June 1, 2004, E.ON sold a further 3.6 percent of Degussa stock to RAG and now holds a 42.9 percent shareholding in Degussa.
      In July 2004, E.ON and OAO Gazprom (“Gazprom”) signed a Memorandum of Understanding for a deepened cooperation between the parties to pursue joint projects in gas production in Russia, gas transport to Europe (including the joint construction of a new pipeline through the Baltic Sea to western Europe), power generation in Russia, and the expansion of infrastructure to market natural gas and power in Europe, as well as examine and, if possible, jointly implement generation projects. The parties expect that the Baltic Sea gas pipeline, if and when built, will increase Russia’s gas export capacity to western Europe, diversify delivery routes for Russian gas to western Europe, and create new sales opportunities for Russian gas.
      In September 2004, E.ON agreed further details regarding its agreement in principle with the Norwegian energy company Statkraft SF (“Statkraft”) to sell a portion (1.6 TWh) of the generation capacity that Sydkraft had acquired as part of the Graninge acquisition to its minority shareholder Statkraft. E.ON expects that the contract negotiations will be completed in the first half of 2005.

      In October 2004, E.ON Ruhrgas signed an agreement for the acquisition of a 51.0 percent stake in the Romanian gas supplier Distrigaz Nord S.A. (“Distrigaz Nord”). The transaction is expected to close in the first half of 2005.
      In November 2004, E.ON Ruhrgas International AG (“ERI”) signed an agreement for the acquisition of 75.0 percent minus 1 share each of the gas trading and gas storage businesses of the Hungarian oil and gas company MOL RT. (“MOL”) and its 50.0 percent interest in the gas importer Panrusgáz Rt. (“Panrusgáz”). In addition, MOL received a put option to sell to ERI up to 75.0 percent minus 1 share of its gas transmission business and put options to sell to ERI the remaining 25.0 percent plus 1 share in the MOL gas trading and gas storage companies. The transaction is subject to antitrust approval by the relevant cartel authorities and the Hungarian energy office and is expected to close in the second half of 2005.
      In December 2004, Viterra acquired 49.1 percent of Deutschbau-Holding GmbH (“Deutschbau-Holding”) from various investors. Viterra now holds a 99.1 percent interest in Deutschbau-Holding.
      In December 2004, Thüga sold its 15.05 percent stake in MVV Energie AG (“MVV”) to EnBW.
      In December 2004, E.ON replaced its existing €12.5 billion credit facility with a new facility that permits borrowings in an aggregate amount of up to €10 billion on improved terms and conditions.
      In February 2005, E.ON Energie acquired 67.0 percent stakes in each of the two northeastern Bulgarian electricity distribution companies Elektrorazpredelenie Varna EAD (“Elektrorazpredelenie Varna”) and Elektrorazpredelenie Gorna Oryahovitza EAD (“Elektrorazpredelenie Gorna Oryahovitza”).
      See also the respective market unit descriptions in “— Business Overview” and the descriptions in “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions” and “— Liquidity and Capital Resources.”
CAPITAL EXPENDITURES
      E.ON’s aggregate capital expenditures for property, plant and equipment were €2.6 billion in 2004 (2003: €2.6 billion, 2002: €3.1 billion). For a detailed description of these capital expenditures, as well as E.ON’s expected capital expenditures for the period beginning in 2005, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
BUSINESS OVERVIEW
INTRODUCTION
      E.ON is the second-largest industrial group in Germany, measured on the basis of market capitalization at year-end 2004. In 2004, the Group’s core energy business was organized into the following separate market units: Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest, as well as the Corporate Center. Outside its core energy business, E.ON holds a controlling interest in Viterra, its real estate subsidiary, and a 42.9 percent interest in Degussa, which is not consolidated, but rather accounted for using the equity method.
          Core Energy Business
      Central Europe. E.ON Energie is the lead company of the Central Europe market unit. E.ON Energie is one of the largest non-state-owned European power companies in terms of electricity sales, with revenues of €20.8 billion (which included €1.1 billion of electricity taxes that were remitted to the tax authorities) in 2004. E.ON Energie’s core business consists of the ownership and operation of power generation facilities and the transmission, distribution and sale of electric power, gas and heat in Germany and continental Europe. The Central Europe market unit owns interests in and operates power stations with a total installed capacity of approximately 35,800 megawatts (“MW”), of which Central Europe’s attributable share is approximately 27,500 MW (not including mothballed, shutdown and reduced power plants). Through its own operations, as well as through distribution companies, in most of which it owns a majority interest, E.ON Energie also distributes electricity, heat and gas to regional and municipal utilities, commercial and industrial customers and residential customers, which together account for more than one-third of the electricity consumption by end users in

Germany. In 2004, the Central Europe market unit contributed 42.3 percent of E.ON’s revenues and recorded adjusted EBIT of €3.6 billion.
      Pan-European Gas. E.ON Ruhrgas is the lead company of the Pan-European Gas market unit. E.ON Ruhrgas is one of the leading non-state-owned gas companies in Europe and the largest gas business in Germany in terms of gas sales, with 641.4 billion kWh of gas sold in 2004. E.ON Ruhrgas’ principal business is the supply, transmission, storage and sale of natural gas. E.ON Ruhrgas imports gas from Russia, Norway, the Netherlands, the United Kingdom and Denmark, and also purchases gas from domestic sources. E.ON Ruhrgas sells this gas to regional and supraregional distributors, municipal utilities and industrial customers in Germany and increasingly also delivers gas to customers in other European countries. In addition, E.ON Ruhrgas is active in gas transmission within Germany via a network of approximately 11,000 kilometers (“km”) of gas pipelines and operates a number of underground storage facilities in Germany. E.ON Ruhrgas also holds numerous stakes in German and other European gas transportation and distribution companies, as well as a small shareholding in Gazprom, Russia’s main natural gas exploration, production, transportation and marketing company. In 2004, the Pan-European Gas market unit recorded revenues of €14.4 billion (which included €2.9 billion in natural gas and electricity taxes that were remitted, directly or indirectly, to the tax authorities) and adjusted EBIT of €1.4 billion. The Pan-European Gas market unit contributed 29.4 percent of E.ON’s revenues in 2004.
      U.K. E.ON UK is the lead company of the U.K. market unit. E.ON UK is an integrated energy company with its principal operations focused in the United Kingdom. In 2004, the U.K. market unit recorded revenues of €8.5 billion or 17.3 percent of E.ON’s revenues, and adjusted EBIT of €1.0 billion. E.ON UK and its associated companies are actively involved in the ownership and operation of power generation facilities, as well as in the distribution and supply of electric power and gas and in energy trading. E.ON UK owns interests in and operates power stations with a total installed capacity of approximately 9,480 MW, of which its attributable share is approximately 9,265 MW (not including mothballed and shutdown power plants). On January 16, 2004, E.ON UK completed the acquisition of the distribution business of Midlands Electricity, together with an electrical contracting operation, an electricity and gas metering business and minority interests in three power stations. The acquisition has approximately doubled the number of customer connections served by E.ON UK’s distribution business, bringing it to 4.8 million.
      Nordic. E.ON Nordic is the lead company of the Nordic market unit. It currently operates through the two integrated energy companies Sydkraft and E.ON Finland, primarily in Sweden and Finland. In January 2004, E.ON transferred E.ON Nordic from a subsidiary of E.ON Energie to E.ON AG. E.ON Nordic and its associated companies are actively involved in the ownership and operation of power generation facilities, as well as the distribution and supply of electric power, gas and heat. E.ON Nordic owns interests in power stations with a total installed capacity of approximately 16,317 MW, of which its attributable share is approximately 7,971 MW (not including mothballed and shutdown power plants). In 2004, E.ON Nordic recorded revenues of €3.3 billion (including €395 million of electricity and natural gas taxes that were remitted to the tax authorities) or 6.8 percent of E.ON’s revenues, and adjusted EBIT of €701 million.
      U.S. Midwest. LG&E Energy is the lead company of the U.S. Midwest market unit. LG&E Energy is a diversified energy services company with businesses in power generation, retail gas and electric utility services, as well as off-system sales. LG&E Energy’s power generation and retail electricity and gas services are located principally in Kentucky, with a small customer base in Virginia and Tennessee. In 2004, the U.S. Midwest market unit recorded revenues of €1.9 billion or 3.9 percent of E.ON’s revenues, and adjusted EBIT of €349 million. LG&E Energy owns interests in and operates power stations with a total installed capacity of approximately 10,600 MW, of which its attributable share is approximately 9,700 MW (not including mothballed and shutdown power plants).
      Corporate Center. The Corporate Center consists of E.ON AG itself, equity interests managed directly by E.ON AG, including those of its remaining telecommunications interests, and consolidation effects at the Group level, including the elimination of intersegment sales.

          Other Activities
      Viterra. Viterra, E.ON’s real estate group, is engaged in two businesses: residential real estate and real estate development. Viterra is one of Germany’s largest private owners of residential property, with a property portfolio at year-end 2004 of approximately 138,000 housing units, including approximately 20,000 housing units legally owned by MIRA Grundstücksgesellschaft und Co. KG (“MIRA”). Viterra also held 76 commercial units at year-end. In 2004, Viterra had revenues of €988 million and adjusted EBIT of €471 million, and contributed 2.0 percent of E.ON’s revenues. As part of its strategy to focus on its core energy business, E.ON has decided to actively pursue the disposal of Viterra, and currently expects to complete the disposition of Viterra during 2005.
      Degussa. Degussa is one of the major specialty chemical companies in the world. As of February 2003, following the first step of the RAG/ Degussa transaction described in “— History and Development of the Company — Ruhrgas Acquisition,” E.ON held a 46.5 percent interest in Degussa and operated Degussa under joint control with RAG, which also held a 46.5 percent interest. E.ON has accounted for Degussa using the equity method since February 1, 2003. Effective June 1, 2004, E.ON sold a further 3.6 percent of Degussa stock to RAG. For all periods from February 1, 2003 until May 31, 2004, E.ON recorded 46.5 percent of Degussa’s after-tax earnings in its financial earnings. From June 1, 2004, E.ON has recorded 42.9 percent of Degussa’s after-tax earnings in its financial earnings. In 2004, Degussa contributed adjusted EBIT of €107 million.
      Until the end of 2001, E.ON reported its telecommunications activities as a separate segment. Following the sale of its remaining minority interest in the French mobile telecommunications network operator Bouygues Telecom S.A. (“Bouygues Telecom”) in 2003, E.ON’s only remaining telecommunications interest is a 50.1 percent stake in the Austrian mobile telecommunications network operator ONE GmbH (“ONE”), formerly Connect Austria Gesellschaft für Telekommunikation GmbH (“Connect Austria”). E.ON considers its former telecommunications division to be of minor significance. Accordingly, as of January 2002, E.ON has reported the results of these activities under Other/ Consolidation in 2002 and Corporate Center in 2003 in its segment reporting. Effective January 1, 2002, ONE is accounted for at equity in E.ON’s Consolidated Financial Statements, as was Bouygues Telecom until divestment of the first tranche of the shares to the Bouygues Group in March 2003.
      For information on E.ON’s discontinued operations, including its former oil, distribution/logistics, aluminum and silicon wafers divisions, as well as certain activities of the Central Europe and U.S. Midwest market units and of Viterra and Degussa, see “— Discontinued Operations.”
      As a result of E.ON’s on.top strategic review launched in 2003, the core energy business has been reorganized into five new regional market units, plus the Corporate Center. Beginning in 2004, E.ON’s financial reporting mirrors the new structure, with each of the five market units constituting a separate segment for financial reporting purposes. The results of the enhanced Corporate Center are reported as a separate segment, and Viterra and the results of E.ON’s minority interest in Degussa continue to be presented outside of the core energy business. As part of the implementation of the new structure, E.ON completed intra-Group transfers of shareholdings in a number of its companies in December 2003 and in 2004. None of these transfers had any impact on E.ON’s financial results on a consolidated basis. To facilitate comparison, the table below provides revenues for both 2004 and 2003 according to the new market unit structure. For information about the transfer of shareholdings in connection with E.ON’s on.top project, see “— History and Development of the Company — Group Strategy — On.top.” For additional information on the presentation of segment information for 2004, 2003 and 2002, see “Item 5. Operating and Financial Review and Prospects — Business Segment Information.”

      The following table sets forth the revenues of E.ON by market unit for 2004 and 2003:

	2004		2003

	(€ in		(€ in
	millions)%		millions)%

Central Europe(1)(2)	20,752	42.3	19,253	41.5
Pan-European Gas(3)	14,426	29.4	12,973	27.9
U.K	8,490	17.3	7,923	17.1
Nordic(4)	3,347	6.8	2,824	6.1
U.S. Midwest(2)	1,913	3.9	1,971	4.2
Corporate Center(2)(5)	(813)	(1.7)	(596)	(1.3)

Core Energy Business	48,115	98.0	44,348	95.5
Other Activities(2)(6)	988	2.0	2,079	4.5

Total Revenues(7)	49,103	100.0	46,427	100.0

(1)	Includes electricity taxes of €1,051 million in 2004 and €1,015 million in 2003.

(2)	Excludes the sales of certain activities now accounted for as discontinued operations. For more details, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(3)	Includes the sales of the former Ruhrgas activities from the date of consolidation on February 1, 2003. Sales include natural gas and electricity taxes of €2,923 million in 2004 and €2,555 million in 2003.

(4)	Sales include electricity and natural gas taxes of €395 million in 2004 and €324 million in 2003.

(5)	Includes primarily the parent company and effects from consolidation, as well as the results of the former telecommunications division, as explained above.

(6)	Includes sales of Viterra and sales of Degussa until January 2003, prior to its deconsolidation. For more details, see “— Other Activities — Degussa,” “Item 5. Operating and Financial Review and Prospects — Overview” and Note 4 of the Notes to Consolidated Financial Statements.

(7)	Excludes intercompany sales.
      The following table sets forth the revenues of E.ON according to the former division structure then in effect for each of 2003 and 2002:

	2003		2002

	(€ in		(€ in
	millions)%		millions)%

E.ON Energie(1)(2)	22,642	48.7	19,142	52.3
Ruhrgas(3)	12,085	26.1	—	—
Powergen(2)(4)	9,894	21.3	4,422	12.1
Other/consolidation(2)(5)	(273)	(0.6)	81	0.2

Core Energy Business	44,348	95.5	23,645	64.6
Viterra(2)	1,085	2.3	1,214	3.3
Degussa(2)(6)	994	2.2	11,765	32.1

Other Activities	2,079	4.5	12,979	35.4

Total Revenues(7)	46,427	100.0	36,624	100.0

(1)	Sales include electricity taxes of €1,371 million in 2003 and €933 million in 2002.

(2)	Excludes the sales of certain activities now accounted for as discontinued operations. For more details, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(3)	Includes the sales of the former Ruhrgas activities from the date of consolidation on February 1, 2003. Sales for the period include natural gas taxes of €2,525 million.

(4)	Includes the sales of the Powergen Group from the date of consolidation on July 1, 2002.

(5)	Includes primarily the parent company and effects from consolidation, as well as the results of the former telecommunications division.

(6)	In 2003, includes sales of Degussa for the month of January only, prior to its deconsolidation. For more details, see “— Other Activities — Degussa”, “Item 5. Operating and Financial Review and Prospects — Overview” and Note 4 of the Notes to Consolidated Financial Statements.

(7)	Excludes intercompany sales.
      Most of E.ON’s operations are in Germany. German operations produced 63.9 percent of E.ON’s revenues (measured by location of operation) in 2004 (2003: 64.3 percent; 2002: 62.3 percent). E.ON also has a significant presence outside Germany representing 36.1 percent of revenues by location of operation for 2004 (2003: 35.7 percent; 2002: 37.7 percent). In 2004, approximately 60.6 percent (2003: 60.9 percent; 2002: 55.2 percent) of E.ON’s revenues were derived from customers in Germany and 39.4 percent (2003: 39.1 percent; 2002: 44.8 percent) from customers outside Germany. For more details about the segmentation of E.ON’s revenues by location of operation and customers for the years 2004, 2003 and 2002, see Note 31 of the Notes to Consolidated Financial Statements. At December 31, 2004, E.ON had 69,710 employees, approximately 52.9 percent of whom were employed in Germany. For more information about employees, see “Item 6. Directors, Senior Management and Employees — Employees.”
      E.ON believes that as of December 31, 2004, it had close to 478,000 shareholders worldwide. E.ON’s shares, all of which are Ordinary Shares, are listed on all seven German stock exchanges. They are also actively traded over the counter in London. E.ON’s American Depositary Shares (“ADSs”), each of which represents one Ordinary Share, are listed on the New York Stock Exchange (“NYSE”).
CENTRAL EUROPE

Overview
      The Central Europe market unit is led by E.ON Energie. E.ON Energie, which is wholly owned by E.ON, is one of the largest European power companies in terms of electricity sales. E.ON Energie had revenues of €20.8 billion (which included €1.1 billion of electricity taxes that were remitted to the tax authorities), €18.2 billion of which in Germany, and adjusted EBIT of €3.6 billion in 2004. In 2004, E.ON Energie, together with E.ON Ruhrgas and E.ON Nordic, was responsible for all of E.ON’s energy activities in Germany and continental Europe and was one of the four interregional electric utilities in Germany that are interconnected in the western European power grid.
      In connection with E.ON’s acquisition of E.ON Ruhrgas, E.ON Energie was required to divest certain shareholdings. For more information about the required divestments, see “— History and Development of the Company — Ruhrgas Acquisition.”
      In addition, in connection with E.ON’s on.top project, E.ON Energie has transferred or will transfer a number of shareholdings to E.ON Ruhrgas or to E.ON AG, and E.ON Ruhrgas has transferred a number of shareholdings to E.ON Energie. These transfers are described in more detail in “— History and Development of the Company — Group Strategy — On.top.”
      In order to further focus its energy business in Germany and in continental Europe, E.ON Energie entered into the following transactions in 2004 and the beginning of 2005:

•	In January 2004, E.ON Energie sold its 4.99 percent shareholding in the Spanish utility Union Fenosa S.A. (“Union Fenosa”) on the market.

•	In June 2003, the general assembly of E.ON Bayern AG (“E.ON Bayern”) passed a resolution authorizing E.ON Energie, its controlling shareholder, to use a squeeze out procedure to acquire that portion of E.ON Bayern stock held by minority shareholders. Following registration of the acquired shares in the commercial register on July 1, 2004, E.ON Energie now holds 100.0 percent of E.ON Bayern.

•	In October 2004, E.ON Energie qualified as “preferred bidder” for the acquisition of a majority stake in the Romanian electricity distribution company Electrica Moldova S.A. (“Electrica Moldova”) from the Romanian government. E.ON Energie currently expects to sign an agreement in the first half of 2005, and to close the transaction in the second half of 2005. In 2003, the company sold approximately 4.1 TWh of electricity to 1.3 million customers.

•	In December 2004, E.ON Energie increased its stake in the German regional electricity distribution company Avacon by 13.1 percent to 69.6 percent in a multistage process involving acquisition of the intermediate holding companies Ferngas Salzgitter GmbH (“Ferngas Salzgitter”) and FSG Holding GmbH (“FSG Holding”). E.ON Energie increased its stake in FSG Holding to 100 percent by acquiring a 10.0 percent interest from Bayerische Landesbank and the remaining 90.0 percent from three Group companies (E.ON Ruhrgas’ RGE Holding GmbH (45.0 percent), Thüga-Konsortium Beteiligungs GmbH (35.0 percent) and Thüga (10.0 percent)). In addition, E.ON Energie purchased direct shareholdings in Ferngas Salzgitter from Brigitta Erdgas und Erdöl GmbH (“BEB”) (13.0 percent), Erdgas-Verkaufs-Gesellschaft Münster (“EGM”) (13.0 percent) and RGE Holding GmbH (39.0 percent). Following these acquisitions, FSG Holding was merged into E.ON Energie and Ferngas Salzgitter into Avacon.

•	During 2004, Thüga transferred minority shareholdings in several German municipal utilities in Thuringia to E.ON Energie. For more information, see “— Pan-European Gas — Downstream Shareholdings — Thüga.”

•	During 2004, E.ON Energie signed agreements to increase its stake in DDGÁZ to 50.01 percent, pending approval by the Hungarian authorities.

•	In February 2005, E.ON Energie acquired 67.0 percent stakes in each of the two Bulgarian electricity distribution companies Elektrorazpredelenie Varna and Elektrorazpredelenie Gorna Oryahovitza. The companies operate in northeastern Bulgaria. In 2004, the companies sold an aggregate of approximately 5 TWh of electricity to 1.1 million customers.
      E.ON Energie’s company structure reflects its operations in western and eastern Europe and, in addition, reflects the individual segments of its electricity business: generation, transmission, distribution and sale and trading. The following chart shows the major subsidiaries of the Central Europe market unit as of December 31, 2004, their respective fields of operation and the percentage of each held by E.ON Energie as of that date.
CENTRAL EUROPE MARKET UNIT
Holding Company
E.ON Energie AG

•	Leading entity for the management and coordination of the group activities.
•	Centralized strategic, controlling and service functions.

Western Europe
Conventional Power Plants
E.ON Kraftwerke GmbH (100%)

•	Power generation by conventional power plants.
•	Waste incineration.
•	Renewables.
•	District heating.
•	Industrial power plants.
Nuclear Power Plants
E.ON Kernkraft GmbH (100%)

•	Power generation by nuclear power plants.
Hydroelectric Power Plants
E.ON Wasserkraft GmbH (100%)

•	Power generation by hydroelectric power plants.
E.ON Benelux B.V. (100%)

•	Power generation by conventional power plants.
•	District heating.
Transmission
E.ON Netz GmbH (100%)

•	Operation of high voltage grids (380 kilovolt-110 kilovolt).
•	System operation, including provision of regulating and balancing power.

Distribution, Sale and Trading of Electricity, Gas and Heat
E.ON Sales & Trading GmbH (100%)

•	Supply of electricity and energy services to large industrial customers, as well as to regional and municipal distributors.
•	Centralized wholesale functions.
•	Optimization of energy procurement costs.
•	Physical energy trading and trading of energy-based financial instruments and related risk management.
•	Optimization of the value of the power plants’ assets in the market place.
•	Emissions trading.
Seven regional distributors across Germany
(shareholding percentages range from 62.9 to 100.0 percent).

•	Distribution and sale of electricity, gas, heat and water to retail customers.
•	Energy support services.
•	Waste incineration.
Ruhr Energie GmbH (100%)

•	Customer service and electricity and heat supply to utilities and industrial customers in the Ruhr region.

Eastern Europe
E.ON Hungária Energetikai Rt. (100%)

•	Generation, distribution, marketing and sale of electricity and gas in Hungary through its group companies.
E.ON Czech Holding AG (100%)

•	Distribution, marketing and sale of electricity and gas in the Czech Republic through its group companies.
Západoslovenská energetika a.s. (49.0%)

•	Distribution, marketing and sale of electricity in Slovakia.
Consulting and Support Services
E.ON Engineering GmbH (57.0%) (1)

•	Group internal and external consulting and planning services in the energy sector.
•	Marketing of expertise in the area of conventional, renewable, cogeneration and nuclear power generation and pipeline business.
E.ON Facility Management GmbH (51.0%)

•	Infrastructure services.

(1)	The remaining 43.0 percent is held by E.ON Ruhrgas.
      For financial reporting purposes, the Central Europe market unit comprises four business units: Central Europe West Power, Central Europe West Gas, Central Europe East and Other/ Consolidation. The Central Europe West Power business unit reflects the results of the conventional, nuclear and hydroelectric generation businesses, transmission, the regional distribution of power, and the electricity retail business in Germany, as well as E.ON Energie’s trading business. In addition, Central Europe West Power also includes the results of E.ON Benelux B.V. (“E.ON Benelux”), which operates power generation and district heating businesses in the Netherlands. The Central Europe West Gas business unit reflects the results of the regional distribution of gas and the gas retail business in Germany. The Central Europe East business unit primarily includes the results of the shareholdings in regional distribution companies in the Czech Republic, Hungary, Slovakia and, from 2005, Bulgaria and presumably Romania. Other/ Consolidation primarily includes the results of other international shareholdings, service companies and the E.ON Energie corporate center, as well as intrasegment consolidation effects.
      In the following presentation of the Central Europe market unit, 2003 financial and operating data has been adjusted for the new market unit structure implemented by E.ON in 2004. The adjustment reflects the transfer of several shareholdings from E.ON Energie to other market units at the end of 2003 and the beginning of 2004. In particular, the Nordic activities, including Sydkraft, E.ON Finland and the Baltic Cable, are now part of the Nordic market unit and Thüga and certain other gas activities are now part of the Pan-European Gas market unit. For more details, see “— History and Development of the Company — Group Strategy — On.top.”

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
      E.ON Energie and its associated companies are actively involved in all segments of the electricity industry. Its core business consists of the ownership and operation of power generation facilities and the transmission, distribution and sale of electricity and, to a lesser extent, gas and heat, to interregional, regional and municipal utilities, traders, and industrial, commercial and residential customers.
      The following table sets forth the sources of E.ON Energie’s electric power in kWh in 2004 and 2003:

	2004	2003
	million	million	%
Sources of Power	kWh	kWh(1)	Change

Own production	131,278	137,107	-4.3
Purchased power	123,035	103,907	+18.4
from power stations in which E.ON Energie has an interest of 50 percent or less	11,223	10,564	+6.2
from other suppliers	111,812	93,343	+19.8
Total power procured(2)	254,313	241,014	+5.5
Power used for operating purposes, network
losses and pump storage	(10,239)	(9,234)	+10.9

Total	244,074	231,780	+5.3

(1)	Adjusted to reflect the new market unit structure.

(2)	Excluding physically-settled electricity trading activities at EST. EST’s physically-settled electricity trading activities amounted to 110,914 million kWh and 138,981 million kWh in 2004 and 2003, respectively.
      In 2004, E.ON Energie procured a total of 254.3 billion kWh of electricity, including 10.2 billion kWh used for operating purposes, network losses and pumped storage. E.ON Energie purchased a total of 11.2 billion kWh of power from power stations in which it has an interest of 50 percent or less. In addition, E.ON Energie purchased 111.8 billion kWh of electricity from other utilities, 23.9 billion kWh of which were from Vattenfall Europe, the eastern German interregional utility, for redistribution by eastern German regional distributors. In addition, E.ON Energie purchased power from local generators in Hungary and in the Czech Republic totaling 28.1 billion kWh. The increase in purchased power primarily reflects the first-time full year inclusion of results from Jihomoravská energetika a.s. (“JME”) and Jihoceská energetika a.s (“JCE”) following their acquisition in the fall of 2003.
      Following the abolition of separate geographic operating areas for utilities under the Energy Law (as defined in “— Regulatory Environment”) in 1998, E.ON Energie began to supply power nationwide and to broaden its activities in neighboring countries. E.ON Energie has thus significantly expanded beyond its traditional home markets, which include parts or all of the German states of Schleswig-Holstein, Lower Saxony, Hesse, North

Rhine-Westphalia, Mecklenburg-Western Pomerania, Brandenburg, Saxony-Anhalt, Thuringia and Bavaria. E.ON Energie supplied about one-third of the electricity consumed by end users in Germany in 2004. Electricity accounted for 78.8 percent of E.ON Energie’s 2004 sales (2003: 77.1 percent), gas revenues represented 14.4 percent (2003: 16.8 percent), district heating 2.0 percent (2003: 2.0 percent) and other activities 4.8 percent (2003: 4.1 percent).
      The following table sets forth data on the sales of E.ON Energie’s electric power in 2004 and 2003:

	Total	Total
	2004	2003	%
	million	million	Change in
Sale of Power(1) to	kWh	kWh(2)	Total

Non-consolidated interregional, regional and municipal utilities	130,862	129,814	+0.8
Industrial and commercial customers	72,077	62,554	+15.2
Residential and small commercial customers	41,135	39,412	+4.4

Total	244,074	231,780	+5.3

(1)	Excluding physically-settled electricity trading activities at EST. EST’s physically-settled electricity trading activities amounted to 110,914 million kWh and 138,981 million kWh in 2004 and 2003, respectively.

(2)	Adjusted to reflect the new market unit structure.
      The increase in the total sale of power primarily reflects the inclusion of a full year of results from JME and JCE. For further information, see “Item 5. Operating and Financial Review and Prospects — Results of Operations.” E.ON Energie’s total gas sales volume amounted to 102.9 billion kWh in 2004, an 8.5 percent decrease from 112.4 billion kWh in 2003, reflecting warmer weather conditions in 2004, as well as an intra-Group transfer of a gas contract following the on.top project.
Western Europe

Power Generation
      General. In Germany, E.ON Energie owns interests in and operates electric power generation facilities with a total installed capacity of approximately 33,800 MW, its attributable share of which is approximately 25,600 MW (not including mothballed, shutdown or reduced power plants). The German power generation business is subdivided into three units according to fuels used: E.ON Kraftwerke GmbH owns and operates the power stations using fossil fuel energy sources, as well as waste incineration plants and renewable generation facilities, E.ON Kernkraft GmbH (“E.ON Kernkraft”) owns and operates the nuclear power stations and E.ON Wasserkraft GmbH owns and operates the hydroelectric power plants.
      In the Netherlands, E.ON Energie operates, through its subsidiary E.ON Benelux, hard coal and natural gas power plants for the supply of electricity and heat to bulk customers and utilities. In 2004, it had a total installed generation capacity of approximately 1,850 MW, and generated approximately 10.0 billion kWh of electricity.
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

      The following table sets forth E.ON Energie’s major electric power generation facilities (including cogeneration plants) in Germany and the Netherlands, the total capacity and the capacity attributable to the E.ON Energie for each facility as of December 31, 2004, and their start-up dates.
E.ON ENERGIE’S ELECTRIC POWER STATIONS IN GERMANY AND THE NETHERLANDS

		Capacity Attributable
	Total	to E.ON Energie
	Capacity			Start-up
Power Plants	Net MW	%(1)	MW	Date

Nuclear
Brokdorf	1,370	80.0	1,096	1986
Brunsbüttel	771	33.3	257	1976
Emsland	1,329	12.5	166	1988
Grafenrheinfeld	1,275	100.0	1,275	1981
Grohnde	1,360	83.3	1,133	1984
Gundremmingen B	1,284	25.0	321	1984
Gundremmingen C	1,288	25.0	322	1984
Isar 1	878	100.0	878	1977
Isar 2	1,400	75.0	1,050	1988
Krümmel	1,260	50.0	630	1983
Unterweser	1,345	100.0	1,345	1978

Total	13,560		8,473

Lignite
Buschhaus	350	100.0	350	1985
Kassel	33	50.0	17	1988
Lippendorf S	891	50.0	446	1999
Schkopau	900	55.6	500	1995

Total	2,174		1,313

Hard Coal
Bexbach 1	714	11.1	79	1983
Buer (CHP)	70	100.0	70	1985
Datteln 1	95	100.0	95	1964
Datteln 2	95	100.0	95	1964
Datteln 3	113	100.0	113	1969
Farge	343	100.0	343	1969
GKW Weser/ Veltheim 2	93	74.0	69	1965
GKW Weser/ Veltheim 3	320	74.0	237	1970
Heyden	865	100.0	865	1987
Kiel	323	50.0	162	1970
Knepper C	345	100.0	345	1971
Maasvlakte 1 (NL)(2)	520	100.0	520	1988
Maasvlakte 2 (NL)(2)	520	100.0	520	1987
Mehrum C	690	50.0	345	1979
Rostock	508	50.4	256	1994
Scholven B	345	100.0	345	1968
Scholven C	345	100.0	345	1969

		Capacity Attributable
	Total	to E.ON Energie
	Capacity			Start-up
Power Plants	Net MW	%(1)	MW	Date

Hard Coal (continued)
Scholven D	345	100.0	345	1970
Scholven E	345	100.0	345	1971
Scholven F	676	100.0	676	1979
Shamrock	132	100.0	132	1957
Staudinger 1	249	100.0	249	1965
Staudinger 3	293	100.0	293	1970
Staudinger 5	510	100.0	510	1992
Wilhelmshaven	747	100.0	747	1976
Zolling	449	100.0	449	1986

Total	10,050		8,550

Natural Gas
Burghausen	120	100.0	120	2001
Emden GT	52	100.0	52	1972
Erfurt	75	32.9	25	—
Franken I/1	383	100.0	383	1973
Franken I/2	440	100.0	440	1976
Galileistraat (NL)	209	100.0	209	1988
Gendorf	40	50.0	20	2002
GKW Weser/ Veltheim 4 GT	400	74.0	296	1975
Grenzach-Wyhlen	40	69.9	28	2004
GT Ummeln	60	74.0	44	1973
Huntorf	290	100.0	290	1977
Irsching 3	415	100.0	415	1974
Jena-Süd	199	73.0	145	1996
Kirchlengern	180	62.9	113	1980
Kirchmöser	178	100.0	178	1994
Leiden (NL)	81	100.0	81	1986
Maasvlakte UCML (NL)	70	100.0	70	2004
Obernburg	100	50.0	50	1995
Robert Frank 4	487	100.0	487	1973
RoCa 3 (NL)(2)	220	100.0	220	1996
Staudinger 4	622	100.0	622	1977
The Hague (NL)	78	100.0	78	1982
Other (<40 MW installed capacity)	313	n/a	283	n/a

Total	5,052		4,649

Fuel Oil
Audorf	87	100.0	87	1973
Hausham GT 1	25	100.0	25	1982
Hausham GT 2	25	100.0	25	1982
Hausham GT 3	25	100.0	25	1982

		Capacity Attributable
	Total	to E.ON Energie
	Capacity			Start-up
Power Plants	Net MW	%(1)	MW	Date

Fuel Oil (continued)
Hausham GT 4	25	100.0	25	1982
Ingolstadt 3	386	100.0	386	1973
Ingolstadt 4	386	100.0	386	1974
Itzehoe	87	100.0	87	1972
Wilhelmshaven	56	100.0	56	1973
Zolling GT 1	25	100.0	25	1976
Zolling GT 2	25	100.0	25	1976

Total	1,152		1,152

Hydroelectric
Aufkirchen	27	100.0	27	1924
Bittenbrunn	20	100.0	20	1969
Bergheim	24	100.0	24	1970
Braunau-Simbach	100	50.0	50	1953
Egglfing	81	100.0	81	1944
Eitting	26	100.0	26	1925
Ering	73	100.0	73	1942
Erzhausen	220	100.0	220	1964
Feldkirchen	38	100.0	38	1970
Gars	25	100.0	25	1938
Geisling	25	100.0	25	1985
Happurg	160	100.0	160	1958
Hemfurth	20	100.0	20	1915
Jochenstein	132	50.0	66	1955
Kachlet	54	100.0	54	1927
Langenprozelten	164	100.0	164	1975
Neuötting	26	100.0	26	1951
Nußdorf	48	76.5	37	1982
Oberaudorf-Ebbs	60	50.0	30	1992
Passau-Ingling	86	50.0	43	1965
Pfrombach	22	100.0	22	1929
Reisach	105	100.0	105	1955
Rosenheim	35	100.0	35	1960
Roßhaupten	46	100.0	46	1954
Schärding-Neuhaus	96	50.0	48	1961
Stammham	23	100.0	23	1955
Straubing	22	100.0	22	1994
Tanzmühle	28	100.0	28	1959
Teufelsbruck	25	100.0	25	1938
Töging	85	100.0	85	1924
Vohburg	23	100.0	23	1992
Walchensee	124	100.0	124	1924

		Capacity Attributable
	Total	to E.ON Energie
	Capacity			Start-up
Power Plants	Net MW	%(1)	MW	Date

Hydroelectric (continued)
Waldeck 1	120	100.0	120	1931
Waldeck 2	440	100.0	440	1975
Wasserburg	24	100.0	24	1938
Other run-of-river, pump storage and storage	781	n/a	734	n/a

Total	3,408		3,113

Others	281		191

Total	35,677		27,441

Mothballed/ Shutdown/ Reduced
Arzberg 5	104	100.0	104	1966
Arzberg 6	252	100.0	252	1974
Arzberg 7	121	100.0	121	1979
Aschaffenburg 21	150	100.0	150	1963
Aschaffenburg 31	143	100.0	143	1971
Emden 4	433	100.0	433	1972
Franken II/1	206	100.0	206	1966
Franken II/2	206	100.0	206	1967
Irsching 1	151	100.0	151	1969
Irsching 2	312	100.0	312	1972
Offleben	280	100.0	280	1988
Pleinting 1	292	100.0	292	1968
Pleinting 2	402	100.0	402	1976
Rauxel 2	164	100.0	164	1967
Scholven G(3)	672	50.0	336	1974
Scholven H(3)	672	50.0	336	1975
Schwandorf B(4)	99	100.0	99	1959
Schwandorf C(4)	99	100.0	99	1961
Schwandorf D	292	100.0	292	1972
Stade	640	66.7	417	1972
Staudinger 2	249	100.0	249	1965
Westerholt 1(5)	138	100.0	138	1959
Westerholt 2(5)	138	100.0	138	1961

Total	6,215		5,320

(1)	Percentage of total capacity attributable to E.ON Energie.

(2)	Power station operated by E.ON Benelux under long-term cross-border leasing arrangement.

(3)	Not included in October 2000 shutdown program discussed below.

(4)	Closed down before the shutdown program discussed below; already dismantled.

(5)	Dismantling in process and finished, respectively.

(CHP)	Combined Heat and Power Generation.

(NL)	Located in the Netherlands.

      For more information about E.ON Energie’s power generation facilities in eastern Europe, see “— Eastern Europe.”
      Germany. In response to intense competition in Germany over wholesale prices, E.ON Energie has been forced to assess all of its production facilities very carefully with respect to actual and, in the medium term, expected profitability. In October 2000, as a result of this analysis, E.ON Energie decided to shut down or permanently suspend operations at certain power plants with a total installed capacity of approximately 4,900 MW by the end of 2003. This decision primarily affected older and smaller units. The shutdowns of the nuclear power plant Stade and the lignite power plant Arzberg 5 in November and December 2003, respectively, completed the shutdown program.
      E.ON Energie’s German plants generate electricity primarily with nuclear power, bituminous coal (commonly referred to as “hard coal”), lignite, gas, fuel oil and water. The existing nuclear and hydroelectric power plants are E.ON Energie’s source of power with the lowest variable costs and, together with lignite-based power plants, are used mainly to cover the base load. Hard coal is utilized mainly for middle load, while the other energy sources are used primarily for peak load.
      Nuclear Power. E.ON Energie operates its German nuclear power plants through E.ON Kernkraft. These nuclear power plants are required to meet applicable German safety standards, which are among the most stringent standards in the world (see “— Environmental Matters — Germany: Electricity”). For the reprocessing of their nuclear waste, E.ON Energie’s nuclear power plants have contracts with Cogema SA (“Cogema”) in France and British Nuclear Fuels plc (“BNFL”) in the United Kingdom. German law allows the delivery of spent nuclear fuel rods for reprocessing until June 30, 2005. E.ON Energie is currently in the process of constructing interim storage facilities at each power plant to replace the transport of spent fuel elements for reprocessing, as described below. Under German law, the Federal Republic of Germany is responsible for the final storage of all domestic nuclear waste at the expense of the generator.
      Operators of nuclear power plants are required under German law to establish sufficient financial provisions for future obligations that arise from the use of nuclear power. The three required provisions are for: (1) management of spent nuclear fuel rods, (2) disposal of contaminated operating waste and (3) the eventual decommissioning of nuclear plants. At year-end 2004, E.ON Energie had a total of approximately €13.1 billion provided for these purposes in respect of nuclear power plants included in the consolidated accounts, consisting of €4.5 billion for management of spent nuclear fuel rods, €0.4 billion for disposal of operational waste and €8.2 billion for decommissioning costs. These provisions are stated net of advance payments of €0.9 billion. In determining its pro rata share of these provisions, provisions attributed to minority interests included in E.ON Energie’s consolidated accounts have been deducted and provisions for nuclear plants in which E.ON Energie has a minority interest are added. At year-end 2004, on such a pro rata basis, E.ON Energie’s provisions for these purposes totaled €13.6 billion, as compared to €13.9 billion at year-end 2003.
      In June 2004, German legislators passed an amendment to Germany’s Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes (Endlager-Vorausleistungsverordnung). Under the amended ordinance, construction costs for the final nuclear waste storage facilities, located in Gorleben and Konrad, Germany, are now shared by the nuclear plant operators and other users, such as research institutes, in line with their expected actual usage of the storage facilities. Overall, this lowers E.ON’s share of the costs and has led to a reduction of the Company’s provisions for nuclear waste management. Partially offsetting this reduction, the post-operation phase at nuclear power stations that use MOX fuel elements, which are fuel elements containing plutonium produced in the reprocessing process, has been extended as a result of a change in the delivery schedule for MOX fuel elements.
      E.ON Kernkraft purchases uranium and fuel elements for its nuclear power plants from independent domestic and international suppliers, primarily under long-term contracts. E.ON Energie considers the supply of uranium and fuel elements on the world market to be generally adequate.
      In May 1995, PreussenElektra decided to shut down its nuclear power plant at Würgassen for economic reasons and, in October 1995, it applied for and received permission from the German authorities to decommission and dismantle the Würgassen plant in accordance with German nuclear energy legislation. E.ON

Energie expects the decommissioning of Würgassen, which began in October 1995, to last until approximately 2015. In 2000, as a result of the review of all of its power plants described above, E.ON Energie also decided to shut down the nuclear power plant Stade. In July 2001, E.ON Kernkraft filed an application with the Lower Saxonian Ministry of Environment to decommission and dismantle Stade. E.ON Energie expects to receive the approval for decommissioning/dismantling by the end of 2005. Stade was shut down in November 2003, and E.ON Energie expects its decommissioning to last approximately 10 to 12 years. E.ON Energie has provided €1.9 billion for the decommissioning of Würgassen and Stade, including the management of spent nuclear fuel rods and the dismantling of the plants.
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
      Among other things, the amendment provides as follows:

•	Nuclear Phase-out: The operators of the nuclear plants have agreed to a specified number of operating kWh for each nuclear plant. This number has been calculated on the basis of 32 years of plant operation using a high load factor. The operators may trade allotted kWh among themselves. This means that if one nuclear plant closes before it has produced the allotted amount of kWh, the remaining kWh may be transferred to another nuclear power plant.

•	Termination of Fuel Reprocessing: The transport of spent fuel elements for reprocessing will be allowed until June 30, 2005 at the latest. Following this deadline, the operators must store spent fuel in interim facilities on the premises of the nuclear plants. Such storage requires the approval and construction of interim storage facilities. The construction of E.ON’s interim storage facilities is progressing and the Company expects to finish construction by the end of 2006. For the period from July 2005 until construction is finished, the Company plans to store the spent fuel elements at the plants in so-called in-plant fuel pools. The Company expects the capacity of these fuel pools will be sufficient to store the spent fuel elements until the storage facilities are completed. E.ON believes the transition period from reprocessing to on-site storage allows it to satisfy its obligations under its reprocessing contracts with Cogema and BNFL.
      As part of the agreement, the German federal government has agreed not to institute any future changes in German tax law which discriminate against nuclear power operations or other measures creating economic disadvantages in comparison with other forms of power generation.
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
      In March 1999, the German parliament passed the Tax Relief Act 1999/2000/2002 (Steuerentlastungsgesetz 1999/2000/2002, the “Tax Relief Act”). The Tax Relief Act contains new rules for the tax treatment of nuclear provisions. Furthermore, the German tax authorities have adopted a more stringent interpretation of the previous law with respect to the years before 1999. The changes to the tax status of the provisions include the following:

•	The accrual period for decommissioning costs has been extended from 19 to 25 years. This requires E.ON Energie to release a portion of the provisions it had previously established for tax purposes based on the shorter accrual period.

•	Certain parts of the provisions concerning MOX fuel elements have to be reversed. The costs must be capitalized as incurred instead.

•	Those portions of the provisions that have been established in past years relating to the financing and operational costs for final storage of nuclear waste have been disallowed. The costs of these items will now be tax-deductible when they are actually expensed.

•	In accordance with the new general rule for long-term provisions, all types of provisions for nuclear power must now be discounted. The Tax Relief Act sets the discount rate at 5.5 percent. This also applies to provisions that have previously been established, which must be released to the extent they do not reflect this discounting.
      The Tax Relief Act provides that the tax payments resulting from the reversal of provisions necessitated by the extension of the accrual period, the disallowance of portions of the provisions related to costs of final storage of waste and the discounting of the provisions are spread over a period of ten years beginning in 1999.
      In 2002, the Company concluded its general discussions with the tax authorities regarding the treatment of the years prior to 1999, and the tax calculations for these years have been agreed in principle. Part of the resulting tax has already been paid and the Company has established a provision to cover the remaining amounts. The years from 1999 onwards are still under review.
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
      Hard Coal. In 2004, approximately 40 percent of the hard coal used by E.ON Energie’s German operations was mined in Germany. Traditionally, hard coal is mined in Germany under much more difficult conditions than in other countries. Therefore, German coal production costs are substantially above world market levels, and E.ON Energie strongly believes they will continue to remain high. Although electricity producers were in the past required to purchase German coal, they are now free to purchase coal from any source. To encourage the purchase of German coal, the German federal government has been paying direct subsidies to German producers enabling them to offer domestic coal at world market prices, although it is now in the process of reducing such subsidies. Due to high production costs and the reduction in subsidies, the volume of German coal production has shown a relatively steady decline in the past and is expected to continue to decline further. However, E.ON Energie expects that adequate supplies of imported coal for its operations will be available on the world coal market at acceptable prices. Hard coal is generally available from multiple sources, though prices are determined on international commodities markets and are therefore subject to fluctuations. E.ON Benelux also uses imported hard coal in its power plants.
      Lignite. German lignite, also known as brown coal, has approximately one-third of the heating value of hard coal. E.ON Energie participates in lignite-based energy generation in western Germany through BKB Aktiengesellschaft (“BKB”) and in eastern Germany through Kraftwerk Schkopau GbR and a portion of one unit of Kraftwerk Lippendorf. Lignite is a readily available domestic fuel source that E.ON Energie obtains from its own reserves or under long-term contracts with German producers. The price of lignite is not generally volatile and is generally determined by reference to published indices in Germany. However, the price can fluctuate based on the underlying price of hard coal in global commodities markets.
      Gas and Oil. In Germany, the price of natural gas is linked to the price of oil and other competing fuels. This mechanism has been enforced in order to reduce the influence of, and dependence on, gas-producing countries. Only about 18 percent of gas demand in Germany is satisfied by German deposits, while about 82 percent is satisfied through imports from foreign producers, primarily from Russia, Norway and the Netherlands. For its gas-fired power plants, E.ON Energie purchases gas from E.ON Ruhrgas and other international suppliers, mainly under short-term contracts. Fuel oil power plants are only used for peak load operations. E.ON Energie purchases its fuel oil from traders or directly from a number of oil companies. As with natural gas, the price of fuel oil depends on the price of crude oil. E.ON Benelux purchases predominantly Dutch gas under one-year contracts for its gas-fired power plants.
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
      Although E.ON’s power plants are maintained on a regular basis, there is a certain risk of failure for power plants of every fuel type (for example, the breakdown of a generator in the non-nuclear part of the Unterweser power plant in 2002 resulted in the plant being out of service for six months ending in February 2003 and a broken spray duct lid in the nuclear power plant Brunsbüttel resulted in the plant being out of service in February and March 2003). In addition, the summer heat wave in Europe in 2003 reduced the availability of electric generating facilities dependent on using river water for cooling purposes. Depending on the associated generation capacity, the length of the outage and the cost of the required repair measures, the economic damage due to such failure can vary significantly. In order to meet contractual commitments, electricity which cannot be generated at these plants has to be bought from other generators or has to be generated from more expensive plants. Thus, power plant outages can negatively affect the market unit’s financial and operating results.

Transmission
      The German power transmission grid of E.ON Energie, which operates with voltages of 380, 220 and 110 kilovolts, has a system length of over 42,000 km and a coverage area of nearly 200,000 km2. It is located in the German states of Schleswig-Holstein, Lower Saxony, Mecklenburg-Western Pomerania, Brandenburg, North Rhine-Westphalia, Saxony-Anhalt, Hesse, Thuringia and Bavaria, and reaches from the Scandinavian border to the Alps. The grid is interconnected with the western European power grid with links to the Netherlands, Austria, Denmark and Eastern Europe. The system is mainly operated by E.ON Netz GmbH (“E.ON Netz”). The network of E.ON Netz allows long-distance power transport at low transmission losses and covers more than 40 percent of the surface area of Germany. This system is operated from two main system control centers, one in Lehrte near Hanover and one in Karlsfeld near Munich, and from several regional control and service units at decentralized locations within the E.ON Netz grid area.
      Access to E.ON Energie’s power transmission grid is open to all potential users. The Company believes its usage fees and conditions comply with existing German regulations governing grid access. For further information, see “— Regulatory Environment — Germany: Electricity.”
      The Baltic cable links the transmission grid of E.ON Energie to Scandinavia. For details, see “— Nordic — Electricity Distribution.”

Distribution and Sale
      Electricity. The German utilities historically established defined supply areas which were coextensive with their distribution grids. See “ — Operations.” The following map shows E.ON Energie’s current supply area in Germany through its majority shareholdings in regional electricity distribution companies:
      E.ON Energie supplied about one-third of the electricity consumed by end users in Germany in 2004. Its customers are interregional, regional and municipal utilities, traders, industrial and commercial customers and, only through regional distributors, residential and small commercial customers predominantly in those parts of Germany highlighted on the above map. In compliance with the EU Commission’s conditions upon approving the VEBA-VIAG merger, E.ON Energie’s majority-owned regional distributors E.DIS and TEAG in eastern Germany purchase power from E.ON Energie’s competitor Vattenfall Europe. E.ON Energie’s majority-owned distributor Avacon likewise purchases its power primarily from Vattenfall Europe for those of its customers situated in the eastern German state of Saxony-Anhalt. In 2004, E.ON Energie sold 166.7 billion kWh of electricity in western Germany and 32.5 billion kWh in eastern Germany compared with 165.3 billion kWh and 29.0 billion kWh in 2003, respectively.
      The following table sets forth the sale of E.ON Energie’s electric power (excluding that used in physically settling its trading activities) in Germany in 2004 and 2003:

	Germany	Germany
	2004	2003	%
	million	million	Change
Sale of Power to	kWh	kWh(1)	in Total

Non-consolidated interregional, regional and municipal utilities	112,575	111,243	+1.2
Industrial and commercial customers(2)	56,274	51,925	+8.4
Residential and small commercial customers	30,352	31,086	-2.4

Total	199,201	194,254	+2.5

(1)	Adjusted to reflect the new market unit structure.

(2)	The increase in the sale of power to industrial and commercial customers is primarily attributable to the gain of new customers.

      In order to offer optimized services to major customers and to equalize supply and demand at all times with respect to the costs of procurement, E.ON Energie has integrated its trading and wholesale operations into EST. EST focuses on the national and international wholesale business for regional utilities, large municipal utilities and major industrial customers, and is also responsible for E.ON Energie’s trading operations. The regional distribution companies manage the main part of E.ON Energie’s retail business, which is the supply of power to municipal utilities, industrial and commercial customers, as well as residential and small commercial customers. The following chart sets forth the principal supply structure of E.ON Energie’s electricity sales.
      The supply contracts under which E.ON Energie’s regional distributors (all are majority-owned) regularly order their required load for upcoming years have historically had relatively long terms. Typical supply contracts now last for one to three years. Potential alternative sources of electricity include the purchase of electricity from other utilities and auto-generation by municipalities, regional distributors or industrial customers. The regional distributors’ contracts with municipal utilities contain varying terms and conditions. Long-term concession contracts permit municipal utilities and regional distributors to supply electricity to residential customers within a municipality.
      Gas. Most of the distribution subsidiaries of E.ON Energie supply natural gas to households, small businesses and industrial customers in many parts of Germany. E.ON Energie’s gas sales volume in Germany in 2004 amounted to 102.9 billion kWh compared with 108.0 billion kWh in 2003.
      Heat. E.ON Energie is one of the leading suppliers of district heating in Germany. It operates its own district heating networks for six cities in the Ruhr area and supplies four additional networks owned by other companies. E.ON Energie’s regional distributors are also involved in district heat and steam delivery. E.ON Energie’s total district heat deliveries in Western Europe increased 8.3 percent in 2004 to 13.4 billion kWh, of which 10.2 billion kWh were supplied in Germany. The remaining amount is mainly supplied through E.ON Benelux.
      Water. Following the sale of its interest in Gelsenwasser in 2003, E.ON’s remaining water business is conducted through certain of its distribution companies, particularly E.ON Hanse AG (“E.ON Hanse”), Avacon and E.ON Westfalen Weser, in which E.ON Energie has shareholdings of 73.8 percent, 69.6 percent and 62.9 percent, respectively. For more details on discontinued operations, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

      Customers. Through its subsidiaries and companies in which it has shareholdings, E.ON Energie serves approximately 9.3 million electricity customers in Germany. E.ON Energie’s German operations also supply approximately 1.7 million customers with gas and more than 0.3 million customers with water.

Trading
      E.ON Energie has integrated its trading and wholesale operations into EST. An international team of traders buys and sells electricity on the spot and forward markets. E.ON Energie’s trading operations offer customized and standard products that are traded on a bilateral basis, as well as trading in standard exchange-traded instruments. EST’s trading focuses on Germany, but also includes the rest of continental Europe, including the European Energy Exchange in Leipzig, the Amsterdam Power Exchange in the Netherlands, Powernext in France and Energy Exchange Austria in Austria. Furthermore, EST supplies cross border trading and risk management processes for optimal international power procurement to E.ON Energie’s operations in Hungary, the Czech Republic and Slovakia.
      E.ON Energie believes that its trading activities provide valuable market insight and have strengthened its competitive position in the European electricity market. E.ON Energie’s trading activities are focused on asset-backed trading in order to optimize the value of its generation portfolio, though E.ON Energie also engages in a limited amount of proprietary trading within its established risk limits.
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
      The volume of EST’s energy trading activities decreased in 2004, reflecting the uncertainties about the development of European wholesale prices. EST traded smaller volumes in 2004, in order to avoid higher risk due to high price volatility. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2004 Compared with Year Ended December 31, 2003 — Central Europe.” The following table sets forth the total volume of EST’s traded electric power in 2004 and 2003.

	2004	2003	%
	million	million	Change
Trading of Power	kWh	kWh	in Total

Power sold(1)	162,671	208,939	-22.1
Power purchased(1)	146,755	202,680	-27.6

Total	309,426	411,619	-24.8

(1)	Any negative balance of power purchased as compared to power sold is satisfied by the delivery of electricity generated by E.ON Energie.

Other
      Consulting and Support Services. E.ON Engineering GmbH offers internal and external consulting, planning and construction services in the energy sector in fields such as chemical analytics and electrical, mechanical and civil engineering, with a focus on conventional and renewable power generation, cogeneration, use of biomass, pipeline construction, development of energy strategies and CO2-emissions reduction. Building on their shareholdings in municipal and regional utilities, E.ON Energie and the regional distributors also establish partnerships and cooperative relationships with local authorities. E.ON Energie and the regional distributors operate their own electricity and gas supply systems, and provide the local authorities with consulting, technical and managerial support to promote the efficient use of electricity and gas. E.ON Facility Management GmbH provides technical, commercial and infrastructural facility management services, mainly for E.ON Energie group companies.

      Waste Incineration. E.ON Energie also has a waste incineration business, led by BKB. In 2004, incinerated waste volumes handled by BKB totaled approximately 1.4 million tons.
      Other Minority Shareholdings. In the Alpine region, E.ON Energie owns a 20.0 percent equity interest in BKW FMB Energie AG (“BKW”), a Swiss utility that owns important hydropower assets, as well as a single nuclear power station and interests in other nuclear power stations.
Eastern Europe
      E.ON Energie participates in a number of eastern European energy markets with several shareholdings and cooperation agreements. E.ON Energie has significant shareholdings in Hungary, the Czech Republic and Slovakia, has recently acquired shareholdings in Bulgaria and expects to acquire a shareholding in Romania. In those countries in which E.ON Energie has already built up a portfolio of activities, national holding companies such as E.ON Hungária Energetikai Rt. (“E.ON Hungária”) and E.ON Czech Holding AG coordinate E.ON Energie’s activities. In 2003 and 2004, as part of the on.top project, E.ON Energie transferred certain eastern European shareholdings to E.ON Ruhrgas and to E.ON AG, and E.ON Ruhrgas transferred certain eastern European shareholdings to E.ON Energie. For more information, see “— History and Development of the Company — Group Strategy — On.top.”
      In Hungary, E.ON Energie holds all of the shares (except for a “golden share” held by the Hungarian government) of the regional electricity distributors E.ON Dél-dunántúli Áramszolgáltató Rt., E.ON Észak-dunántúli Áramszolgáltató Rt. (“ÉDÁSZ”) and E.ON Tiszántúli Áramszolgáltató Rt. Management believes that E.ON Energie has a market share of approximately 45 percent in the Hungarian electricity distribution market. In January 2003, E.ON Hungária founded E.ON Energiakereskedö Kft., an electricity and gas sales company, to serve the liberalized Hungarian electricity market. E.ON Energie also holds a 100.0 percent stake in the natural gas power generation company Debreceni Kombinált Ciklusú Erömü Kft. (95 MW). In the gas sector, E.ON Energie holds a 16.3 percent stake in the gas company FÖGÁZ, a 31.2 percent stake in the gas distribution and supply company Közepdunántuli Gázszolgáltató Rt. (“KÖGÁZ”) and a 49.99 percent stake in the gas distributor DDGÁZ. During 2004, E.ON Energie signed agreements to increase its stake in DDGÁZ to 50.01 percent, pending approval by the Hungarian authorities. In addition, E.ON Energie intends to increase its stake in KÖGÁZ to 64.46 percent in 2005.
      In the Czech Republic, E.ON Energie controls significant participations in the energy sector. In 2004, E.ON Energie increased its stakes in the electricity distributors JME and JCE from 85.7 percent and 84.7 percent, respectively, to 99.0 percent and 98.7 percent, respectively. On a combined basis, JME and JCE provided 1.4 million customers with approximately 12 TWh of electricity in 2004. Pursuant to an option agreement concluded between E.ON Energie and the Czech state-owned company CEZ, a.s. (“CEZ”) in 2003, E.ON Energie sold its minority stakes in the Czech regional electricity distribution companies Severomoravska energetika a.s. (30.3 percent) and Severoceská energetika a.s. (5.9 percent) in October 2004. In the gas sector, E.ON Energie owns minority shareholdings in the distributors JMP, Jihoceska plynárenska a.s. (“JCP”), PP, STP, SMP, ZCP and VCP. In 2002, E.ON Energie entered the Slovakian energy market by acquiring a 49.0 percent interest in the Slovakian electricity supplier Západoslovenská energetika a.s. (“ZSE”), which provided 1.0 million customers with approximately 7 TWh of electricity in 2004.
      In February 2005, E.ON Energie acquired 67.0 percent stakes in each of the two northeastern Bulgarian electricity distribution companies Elektrorazpredelenie Varna and Elektrorazpredelenie Gorna Oryahovitza. The companies had combined sales of approximately 5 billion kWh and served approximately 1.1 million customers in 2004.
      In the Baltic region, following the re-organization of the Lithuanian energy industry, E.ON Energie now owns a 20.3 percent interest in Rytu Skirstomieji Tinklai (“RST”), the eastern Lithuanian electricity distribution company. E.ON Energie also owned a 14.6 percent interest in Vakaru Skirstomieji Tinklai (“VST”), the western Lithuanian electricity distribution company, but sold this stake to VST’s new majority shareholder in April 2004 following the completion of the privatization of VST. E.ON Energie also has an agreement with the Lithuanian government to sell its interest in RST to the new majority shareholder should RST be completely privatized.

      In addition, as of December 31, 2004 E.ON Energie held a number of shareholdings in small generation assets, primarily in Hungary and the Czech Republic. E.ON Energie does not have interests in companies operating nuclear power plants other than those in Germany and Switzerland.

Competitive Environment
      Since 1998, liberalization of the electricity markets in the EU has greatly altered competition in the German electricity market, which was formerly characterized by numerous strong competitors. Following liberalization, significant consolidation has taken place in the German market, resulting in three mergers of major interregional utilities in recent years: VEBA and VIAG forming E.ON, RWE and Vereinigte Elektrizitätswerke AG forming RWE (both in 2000) and Hamburgische Electricitäts-Werke AG/ Bewag Berliner Kraft und Licht Aktiengesellschaft/ VEAG/ Lausitzer Braunkohle Aktiengesellschaft forming Vattenfall Europe in 2002. In 2004, E.ON, RWE, Vattenfall Europe and the other remaining major interregional utility, EnBW, supplied approximately two thirds of the total electricity production in Germany.
      The interregional utilities own the high-voltage transmission lines in their traditional supply areas and are active in all phases of the electricity business. In addition to the interregional utilities, there are about 900 electric utilities in Germany at the state, regional and municipal level, many of which are partly or wholly owned by state or municipal governments. These utilities may be involved in various combinations of the generation, transmission, distribution and supply and trading functions. The liberalization of the electricity market in Germany has also led to new market structures with new market participants. The market for electricity has become more liquid and more competitive, and currently has the highest number of participants in continental Europe. Approximately 200 new market participants have entered the German market since 1998, with more than half of them engaged in electricity trading. The volume of electricity trading remained stable in 2004 (397 TWh at the European Energy Exchange’s Spot and Futures Market compared with 391 TWh in 2003), following a large increase in 2003. The European Energy Exchange has also become a benchmark for electricity prices in central Europe.
      Liberalization of the electricity market in Germany caused electricity prices to decrease in 1998, with significant declines in some market segments. These declines were largely due to aggressive price setting by new competitors and suppliers, as well as other factors such as significant power plant overcapacity in Germany and Europe and relatively high and increasing price transparency. The rate of price declines began to slow in the second half of 2000, and prices have increased since 2001 but have developed differently in each of the customer segments. In 2004, electricity prices in Germany have continued to recover. According to the German Electricity Association, VDEW, in 2004 prices paid by household customers were about 5 percent higher than in the liberalization year 1998, while prices (including electricity tax) paid by industrial customers were still about 5 percent lower than in 1998. Prices increased in 2004 due to rising fuel costs and higher trading prices, while a significant factor in the overall price recovery are new or increased costs faced by electricity companies since the beginning of liberalization. Among these new or increased costs are the electricity tax (introduced in 1998 and subject to annual increases through 2003), duties and additional costs attributable to compliance with new legislation, including the Renewable Energy Law and Co-Generation Protection Law, as well as higher costs incurred in procuring balancing power to cover fluctuations in the availability of electricity from renewable resources such as wind. As most distributors have tried to pass these increases through to their customers, electricity prices have risen more rapidly than the associated margins for generators in recent years. Taxes and duties accounted for approximately 40 percent of German electricity prices for household customers in 2004, compared with about 25 percent before deregulation in 1998. Similarly, electricity taxes and duties increased from 2 percent of German electricity prices for industrial customers in 1998 to 21 percent in 2004. In view of recent developments in the commodity and fuel markets, E.ON Energie expects electricity prices in Germany to further increase in 2005. E.ON Energie has already announced further price hikes for 2005, which in most cases have been approved by the relevant authorities.
      High environmental and nuclear safety standards, as well as high investments in new lignite power plants, taxes on electricity, the requirements of the Co-Generation Protection Law and the Renewable Energy Law’s requirement that regional utilities purchase electricity generated from renewable resources impose a considerable burden on German electricity prices. E.ON Energie still believes that it will be able to compete effectively in the

European Union. In addition, E.ON Energie believes that the liberalization of the gas and electricity markets may open new business opportunities. However, E.ON Energie may be unable to compete as effectively as other electricity companies due to the factors described above. Any of these or other factors could materially and adversely affect E.ON’s financial condition and results of operations. See also “Item 3. Key Information — Risk Factors.”
      Outside Germany, the energy markets in which E.ON Energie operates are also subject to strong competition. E.ON Energie cannot guarantee it will be able to compete successfully in electricity markets where it already is present or in new electricity markets it may enter.
PAN-EUROPEAN GAS

Overview
      E.ON Ruhrgas is the lead company of the Pan-European Gas market unit and is responsible for all of E.ON’s non-retail gas activities in continental Europe. E.ON completed the acquisition of all of the outstanding shares of the former Ruhrgas in March 2003 and has fully consolidated the results of the former Ruhrgas activities since February 2003. Details on E.ON’s acquisition of Ruhrgas, including the actions taken by E.ON and E.ON Ruhrgas in 2003 and early 2004 to fulfill relevant conditions, the status of integration efforts and progress made on realizing synergies between the two companies are described in “— History and Development of the Company — Ruhrgas Acquisition.” In terms of sales, E.ON Ruhrgas is one of the leading non-state-owned gas companies in Europe and the largest gas company in Germany. In 2004, E.ON Ruhrgas recorded revenues of €14.4 billion (which included €2.9 billion in natural gas and electricity taxes that were remitted, directly or indirectly, to the German tax authorities) and adjusted EBIT of €1.4 billion. €13.0 billion of E.ON Ruhrgas’ 2004 revenues were generated in Germany and €1.4 billion was generated abroad.
      As part of E.ON’s on.top project, E.ON Energie has transferred certain of its shareholdings in gas distribution and exploration companies to E.ON Ruhrgas, while E.ON Ruhrgas has transferred certain of its downstream gas activities in central Europe to E.ON Energie. E.ON Energie also transferred its gas trading activities to E.ON Ruhrgas in 2004. For more information about E.ON’s on.top project and the relevant changes to E.ON Ruhrgas’ business, see “— History and Development of the Company — Group Strategy — On.top.”
      In 2004, E.ON Ruhrgas entered into the following transactions:

•	In October 2004, E.ON Ruhrgas signed an agreement with the Romanian government for the acquisition of a 51.0 percent stake in the Romanian gas supplier Distrigaz Nord. Distrigaz Nord is active in gas distribution in northern Romania. The transaction is expected to close in the first half of 2005.

•	In November 2004, ERI signed an agreement for the acquisition of 75.0 percent minus 1 share each of the gas trading and gas storage businesses of the Hungarian oil and gas company MOL and its 50.0 percent interest in the gas import subsidiary Panrusgáz. In addition, MOL received a put option to sell to ERI up to 75.0 percent minus 1 share of its gas transmission business and put options to sell to ERI the remaining 25.0 percent plus 1 share in the MOL gas trading and gas storage companies. The transaction is subject to antitrust approval and is expected to close in the second half of 2005.

•	In December 2004, E.ON Ruhrgas made use of its right of first refusal to purchase an additional 4.0 percent interest in the project company Interconnector (UK) Limited (“Interconnector”), which operates an undersea gas pipeline linking the United Kingdom and Belgium, from another shareholder. The transaction is expected to close in the first quarter of 2005.
      For information about additional transactions in the downstream business, see “— Downstream Shareholdings.”
      On January 1, 2004, in fulfillment of one of the requirements of the ministerial approval of E.ON’s acquisition of Ruhrgas, E.ON Ruhrgas transferred its gas transmission business to a new subsidiary, E.ON Ruhrgas Transport. See also “— Transmission System and Storage” below.

Operations
      Through E.ON Ruhrgas AG and its subsidiaries, E.ON Ruhrgas is primarily engaged in the following segments of the gas industry:

Supply:	The purchase of natural gas under long-term contracts with foreign and domestic producers, including the Russian gas company Gazprom, the world’s largest gas producer in terms of volume, in which E.ON Ruhrgas holds a small shareholding. E.ON Ruhrgas also engages in gas exploration and production activities and, to supplement its supply as well as its sales business, in a limited amount of trading activities;
Transmission System:	The transmission of gas within Germany via a network of approximately 11,000 km of pipelines in which E.ON Ruhrgas holds an interest;
Storage:	The storage of gas in a number of large underground natural gas storage facilities; and
Sales:	The sale of gas within Germany to regional and supraregional distributors, municipal utilities and industrial customers, as well as the delivery of gas to a number of customers in other European countries.
      In addition to its natural gas supply, transmission system, storage and sales businesses, E.ON Ruhrgas owns numerous shareholdings in integrated gas companies, gas distribution companies and municipal utilities through its subsidiaries ERI and Thüga. ERI holds primarily minority shareholdings in both German and other European integrated gas companies, regional gas distribution companies and municipal gas utilities. Thüga holds primarily minority shareholdings in about 100 regional and municipal electricity and gas utilities in Germany, as well as majority and minority shareholdings in a number of Italian gas distribution and sales companies and one Italian municipal utility. E.ON Ruhrgas’ subsidiary Ruhrgas Industries GmbH (“Ruhrgas Industries”) holds and manages the market unit’s industrial businesses, which focus on metering and industrial furnaces. Management has decided to actively pursue the disposal of the operations of Ruhrgas Industries during 2005, subject to market conditions.
      For financial reporting purposes, the Pan-European Gas market unit is divided into three business units: Up-/ Midstream, Downstream Shareholdings and Other/ Consolidation. The Up-/ Midstream business unit reflects the results of the supply, transmission system, storage and sales businesses, with the midstream operations essentially including all of the supply and sales business other than exploration and production activities. The Downstream Shareholdings business unit reflects the results of ERI and Thüga. Other/ Consolidation primarily includes the results of Ruhrgas Industries, as well as consolidation effects.
      The following table provides information about purchases and sales of natural gas and coke oven gas by E.ON Ruhrgas’ midstream operations for the full years 2004 and 2003, as well as the eleven-month period in 2003 during which these operations were consolidated by E.ON. The difference between gas supplies and gas sales in any given period is due to storage and metering differences and occurs routinely.

					February-
	Total 2004		Total 2003		December 2003
Purchases	billion kWh	%	billion kWh	%	billion kWh	%

Imports	537.4	83.2	506.6	82.6	446.2	82.5
German sources	108.6	16.8	106.8	17.4	94.7	17.5

Total	646.0	100.0	613.4	100.0	540.9	100.0

Sales

Domestic distributors	328.7	51.2	326.7	52.9	282.0	52.8
Domestic municipal utilities	156.1	24.3	159.5	25.8	136.3	25.5
Domestic industrial customers	69.0	10.8	66.0	10.7	59.3	11.1
Sales abroad	87.6	13.7	65.2	10.6	56.9	10.6

Total	641.4	100.0	617.4	100.0	534.5	100.0

      In the table above, as well as in the descriptions of E.ON Ruhrgas’ supply and sales businesses, purchase and sales volumes are presented for all periods excluding amounts purchased and sold under “location swaps”, which are the simultaneous purchase and sale of equal amounts of natural gas for approximately the same price but at different locations, as well as relatively minimal amounts of gas that E.ON Ruhrgas does not consider part of its primary business, including volumes handled for third parties. In addition, these gas volumes do not include gas volumes attributable to ERI or Thüga, which are part of the Downstream Shareholdings business unit.
      The increase in total sales volume in 2004 is mainly attributable to increased sales to non-domestic customers, primarily reflecting increased sales to affiliated companies. For more information on E.ON Ruhrgas’ gas supply contract with E.ON UK, see “— History and Development of the Company — Ruhrgas Acquisition” and “— U.K. — Energy Wholesale — Energy Trading.”
          Supply
      E.ON Ruhrgas purchases virtually all of its natural gas from producers in six countries: Russia, Norway, the Netherlands, Germany, the United Kingdom and Denmark. In 2004, E.ON Ruhrgas purchased a total of 646.0 billion kWh of gas, of which approximately 83.2 percent was imported and approximately 16.8 percent was purchased from German producers. E.ON Ruhrgas was the largest gas purchaser in Germany in 2004, acquiring more than half of the total volume of gas purchased for the German market. Of the 646.0 billion kWh of gas purchased in 2004, E.ON Ruhrgas bought approximately 31.2 percent from Russia and approximately 26.3 percent from Norway, its two largest suppliers. The following table provides information on the amount of gas purchased from each country and its percentage of the total volume of gas purchased by the midstream operations in the full years 2004 and 2003 and the eleven-month period in 2003 during which these operations were consolidated by E.ON:

					February-
	Total 2004		Total 2003		December 2003
Sources of Gas	billion kWh	%	billion kWh	%	billion kWh	%

Germany	108.6	16.8	106.8	17.4	94.7	17.5
Russia	201.3	31.2	186.7	30.4	167.7	31
Norway	169.6	26.3	174.4	28.4	156.4	28.9
The Netherlands	124.1	19.2	100.6	16.4	81.6	15.1
United Kingdom	22.8	3.5	27.3	4.5	24.8	4.6
Denmark	19.3	3.0	17.6	2.9	15.7	2.9
Others(1)	0.3	0.0	—	—	—	—

Total	646.0	100.0	613.4	100.0	540.9	100.0

(1)	Italy and France.
      In the table above, purchase volumes are presented for all periods excluding amounts purchased under location swaps, as well as relatively minimal amounts of gas that E.ON Ruhrgas does not consider part of its primary supply business, including volumes handled for third parties. In addition, these gas volumes do not include gas volumes attributable to ERI or Thüga.
      As is typical in the gas industry, these purchases were made under long-term supply contracts that E.ON Ruhrgas has with one or more gas producers in each country. Purchases under such contracts provided for nearly all of the gas bought by E.ON Ruhrgas in 2004; the remaining amounts were purchased on international spot markets or pursuant to short-term contracts. E.ON Ruhrgas’ current long-term contracts with fixed term (so-called “supply”-type contracts) have termination dates ranging from 2005 to 2030 (subject in certain cases to automatic extensions unless either party gives notice of termination), while so-called “depletion”-type contracts terminate upon the exhaustion of economic production from the relevant gas field. E.ON Ruhrgas believes that its existing contracts secure the supply of a total volume of approximately 10 trillion kWh of natural gas over the period to 2030. As is standard in the gas industry, the price E.ON Ruhrgas pays for gas under these contracts is calculated on the basis of complex formulas incorporating variables based upon current market prices for fuel oil, gas oil, coal and/or other competing fuels, with prices being automatically re-calculated periodically, usually monthly or quarterly. The contracts also generally provide for formal revisions and adjustments of the price and other business terms to reflect changes in the market (in many cases expressly including changes in the retail market for natural gas and competing fuels), generally providing that such revisions may only be made once every few years unless the parties agree otherwise. Claims for revision are subject to binding arbitration in the event the parties cannot agree on the necessary adjustments. Certain contracts also provide E.ON Ruhrgas with the possibility of buying specified quantities of gas at prices linked to those on international spot markets. The contracts also require E.ON Ruhrgas to pay for specified minimum quantities of gas even if it does not take delivery of such quantities, a standard gas industry practice known as “take or pay.” Take-or-pay quantities are generally set at approximately 80 percent of the firm contract quantities. To date, E.ON Ruhrgas has been able to avoid the application of these take-or-pay clauses in nearly all cases. The contracts also include quality and availability provisions (together with related discounts for non-compliance), force majeure provisions and other industry standard terms. E.ON Ruhrgas also has short-term arrangements with some of its suppliers, which provided less than 2 percent of E.ON Ruhrgas’ gas supply in 2004. E.ON Ruhrgas generally takes delivery of the gas it imports at the point at which the relevant pipeline crosses the German border. For additional information on these contractual obligations, see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations.”
      In the medium and long term, rising demand for gas in Europe, combined with falling indigenous production in European countries, particularly in the United Kingdom, will lead to a greater reliance on imports by European gas wholesalers. Accordingly, in the near future, gas producers will have to invest, in some cases quite considerably, in expanding their production capacities. In addition, the natural decline in output from older fields will need to be made up by the development of new fields. E.ON Ruhrgas believes that long-term gas purchase contracts will remain crucial to European gas supplies, ensuring a fair balance of risks between producers and importers. E.ON Ruhrgas believes the price adjustment provisions in such contracts safeguard sufficient supplies of gas at competitive prices, while the take or pay provisions give producers the necessary long-term security for investing. The economic significance of such contracts has been acknowledged by both the German government and, to an increasing extent, by the EU Commission, and E.ON Ruhrgas seeks to balance its purchase and sale obligations so as to minimize risk. For information about risks relating to long-term gas supply contracts, see “Item 3. Key Information — Risk Factors.”
      E.ON Ruhrgas’ supply sources are discussed below on a country-by-country basis.
      Russia. In 2004, E.ON Ruhrgas purchased 201.3 billion kWh of gas, or 31.2 percent of its total gas purchased, from Russia. Russia is the largest supplier of natural gas to E.ON Ruhrgas, while E.ON Ruhrgas is the second-largest purchaser of gas from Russia. As with most of its gas imports, E.ON Ruhrgas takes ownership of its Russian gas when it reaches the German border.
      All of E.ON Ruhrgas’ purchases of Russian natural gas are made pursuant to long-term supply contracts with OOO Gazexport, the subsidiary of Gazprom responsible for exports. E.ON Ruhrgas holds a 3.5 percent direct interest in Gazprom; an additional stake of 2.9 percent in Gazprom is attributable to E.ON Ruhrgas on the basis of contractual arrangements relating to its minority interest in a Russian entity that holds these shares. E.ON Ruhrgas considers its shareholding in Gazprom to be an important element supporting its long-term supply relationship with Gazprom, which is the world’s largest gas producer, having produced approximately 5.6 trillion kWh of gas in 2004. E.ON Ruhrgas expects the importance of Russian gas exports for Europe to increase as the indigenous production of important European supply countries decreases. Gazprom has indicated it will flexibly cover about one third of E.ON Ruhrgas’ gas requirements for the German market until 2030. E.ON Ruhrgas and Gazprom may enter into new gas supply contracts in the future which will provide a contractual basis for this arrangement. In July 2004, E.ON and Gazprom signed a Memorandum of Understanding for a deepened strategic cooperation between the parties. For more details, see “— History and Development of the Company — Other Significant Events.”
      In addition, E.ON Ruhrgas is a member of a consortium that holds a minority interest in Slovenský plynárenský priemysel a.s. (“SPP”), the operator of the gas transmission system in Slovakia through which most Russian gas bound for western Europe is transported.

      Norway. In 2004, E.ON Ruhrgas purchased 169.6 billion kWh, or 26.3 percent of its total gas purchased, from Norwegian sources. E.ON Ruhrgas takes delivery of its Norwegian supplies at the gas import points near Emden along the German North Sea coast.
      In 2001, the Norwegian government abolished Norway’s centralized gas marketing system (the so-called GFU) for deliveries in EU member states and introduced a company-based marketing system. Currently, E.ON Ruhrgas has supply contracts with a number of major Norwegian and international energy companies that hold concessions for the exploitation of Norwegian gas fields. Some of the contracts are of the “depletion”-type while others are “supply”-type contracts.
      The Netherlands. In 2004, E.ON Ruhrgas purchased 124.1 billion kWh, or 19.2 percent of its total gas purchased, pursuant to a single long-term supply contract with N.V. Nederlandse Gasunie. This contract provides E.ON Ruhrgas with a certain degree of flexibility in managing its supply portfolio. E.ON Ruhrgas believes such flexibility is particularly important in this case, as the Dutch gas fields are relatively close to the end consumers of E.ON Ruhrgas’ imports, making it more economically viable for E.ON Ruhrgas to react to changes in market demand by varying contract quantities. E.ON Ruhrgas takes delivery of Dutch gas at the German border.
      Germany. In 2004, E.ON Ruhrgas purchased 108.6 billion kWh, or 16.8 percent of its total gas purchased, from domestic gas production companies. E.ON Ruhrgas has long-term supply contracts for German natural gas with ExxonMobil Gas Marketing Deutschland GmbH (formerly Mobil Erdgas-Erdöl GmbH), ExxonMobil Gas Marketing Deutschland GmbH & Co. KG (50 percent of former BEB), Shell Erdgas Marketing GmbH & Co. KG (50 percent of former BEB), Gaz de France Produktion Exploration Deutschland GmbH (formerly Preussag Energie GmbH) and RWE Dea AG. A number of the contracts provide E.ON Ruhrgas with significant additional flexibility by providing for the supply of minimum and maximum quantities of gas, rather than a single fixed amount. E.ON Ruhrgas expects the volume of gas it purchases from domestic sources to decline over time, as German gas fields will be depleted.
      United Kingdom. In 2004, E.ON Ruhrgas purchased 22.8 billion kWh, or 3.5 percent of its total gas purchased, from U.K. sources. These quantities were partly purchased from BP Gas Marketing Ltd under a long-term supply contract, partly purchased on the spot short-term market and partly received as “equity gas” through E.ON Ruhrgas’ subsidiary E.ON Ruhrgas UK Exploration and Production Ltd (“E.ON Ruhrgas UK”), which has interests in U.K. gas fields and infrastructure. See “Exploration and Production” below for more information on E.ON Ruhrgas UK.
      In contrast to its other imported gas, which E.ON Ruhrgas takes ownership of at the German border, E.ON Ruhrgas takes delivery of its purchased U.K. gas supplies partly at Bacton and partly at Zeebrügge in Belgium. Gas from the U.K. gas fields is transported to Belgium through the undersea gas pipeline run by the project company Interconnector, in which E.ON Ruhrgas holds a 10.0 percent interest. In order to transport the gas to Germany, E.ON Ruhrgas has long-term transportation contracts for the transmission of the gas through the Belgian pipeline system to the gas import point Raeren near Aachen on the German-Belgian border.
      Denmark. In 2004, E.ON Ruhrgas purchased 19.3 billion kWh, or 3.0 percent of its total gas purchased, from the Danish supplier DONG Naturgas A/ S (“DONG”), with which E.ON Ruhrgas has a long-term supply contract. E.ON Ruhrgas takes delivery of Danish gas at the German border.

Trading
      In order to optimize and manage price risks of its long-term gas portfolio, E.ON Ruhrgas engages in gas, oil and coal trading. The gas trading activities are concentrated at the national balancing point in the United Kingdom, at the Zeebrügge hub in Belgium and at the Title Transfer Facility in the Netherlands, and are mainly handled via brokers participating in open markets. Financial, oil and coal trading activities are undertaken mainly for hedging purposes. Proprietary trading is marginal compared to asset based trading.
      As of April 1, 2004, E.ON Energie transferred 100 percent of D-Gas, which has an experienced team of gas traders, to E.ON Ruhrgas. E.ON Ruhrgas’ total traded gas volume for 2004 was 4.9 percent of total E.ON Ruhrgas sales, as compared with 1.9 percent in 2003, with the increase being attributable to increased hedging activities reflecting the expansion of the arbitrage business in the markets in the U.K., Belgium and the Netherlands, as well as due to the inclusion of D-Gas.
      All of E.ON Ruhrgas’ energy trading operations, including its limited proprietary trading, are subject to E.ON’s risk management policies for energy trading. For additional information on these policies and related exposures, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Exploration and Production
      E.ON Ruhrgas participates in the exploration and production segment of the gas industry through its gas production companies in the United Kingdom and in Norway.
      United Kingdom. In the United Kingdom, E.ON Ruhrgas operates through its subsidiary E.ON Ruhrgas UK, which holds minority interests in a number of gas production fields and exploration blocks in the British North Sea.
      In 2004, E.ON Ruhrgas UK produced 4.0 billion kWh (353 million cubic meters (“m3”)) of gas, compared with 2.85 billion kWh (251 million m3) of gas in 2003. In 2004, this gas came primarily from the Elgin/ Franklin project, in which E.ON Ruhrgas UK holds a 5.2 percent interest, and from the Scoter gas field, in which E.ON Ruhrgas UK holds a 12.0 percent interest and which started regular production in March 2004. In addition, E.ON Ruhrgas UK produced 2.5 million barrels of liquids (oil and condensate) in 2004, which were sold on the market. In July 2004, the field development plan of Glenelg, a satellite field of Elgin/ Franklin, was approved by the authorities. Glenelg and the other Elgin/ Franklin satellite field West Franklin are expected to begin gas and liquids production in 2005. E.ON Ruhrgas UK holds a respective 18.57 and 5.2 percent interest in these fields.
      Norway. E.ON Ruhrgas operates in Norway through its subsidiary E.ON Ruhrgas Norge AS (“E.ON Ruhrgas Norge”). E.ON Ruhrgas Norge holds a 15.0 percent stake in the Njord oil and gas field in the Norwegian Shelf area of the North Sea. Currently, gas from this field is being re-injected to increase the rate of oil recovery. E.ON Ruhrgas Norge obtained 1.6 million barrels of oil as a result of its stake in 2004 which were sold on the market. The field is currently expected to begin producing gas for sale in 2007.
      Russia. In July 2004, E.ON and Gazprom signed a Memorandum of Understanding for a deepened strategic cooperation between the parties, including in the area of gas production in Russia. For more details, see “— History and Development of the Company — Other Significant Events.”

Liquefied Natural Gas
      Liquefied natural gas (“LNG”), which is liquefied in the gas producing country, transported by tanker and then converted back into gas at the receiving terminal, is an alternative to gas deliveries by pipeline. E.ON Ruhrgas has a majority shareholding in Deutsche Flüssigerdgas Terminal Gesellschaft mbH, which owns property and the necessary permits to build an LNG landing terminal in Wilhelmshaven, Germany. Although LNG is not an attractive option for German purchases under current market conditions, E.ON Ruhrgas believes its interest in this company provides it with an option for diversifying into LNG purchases should costs associated with LNG fall. No assurances can be given, however, that such a terminal will be built.

Transmission System and Storage
      E.ON Ruhrgas’ pipeline system is comprised of pipelines and transport compressor stations (together, the “transmission system”), as well as underground gas storage facilities (including storage compressor stations) owned by E.ON Ruhrgas, those co-owned directly by E.ON Ruhrgas and other gas companies, and those owned by project companies in which E.ON Ruhrgas holds an interest.
      Project companies are entities E.ON Ruhrgas has set up with German or European gas companies for a special purpose, such as establishing a pipeline connection between two countries or building and operating underground gas storage facilities. The following table provides more information on the E.ON Ruhrgas share in each of its German project companies as of December 31, 2004:

E.ON
Ruhrgas Share
Project Company	%

DEUDAN (DEUDAN — Deutsch/ Dänische Erdgastransport-Gesellschaft mbH & Co. KG)	25.0
EGL (Etzel Gas-Lager Statoil Deutschland GmbH & Co)	74.8
GHG (GHG-Gasspeicher Hannnover Gesellschaft mbH)	13.2
MEGAL (MEGAL GmbH Mittel-Europäische-Gasleitungsgesellschaft)	50.0
METG (Mittelrheinische Erdgastransportleitungsgesellschaft mbH)(1)	100.0
NETG (Nordrheinische Erdgastransportleitungsgesellschaft mbH & Co. KG)	50.0
NETRA (NETRA GmbH Norddeutsche Erdgas Transversale & Co. KG)	41.7
TENP (Trans Europa Naturgas Pipeline GmbH)	51.0

(1)	As of January 1, 2004, the wholly-owned project company Süddeutsche Erdgas Transport Gesellschaft mbH (SETG) was merged into METG.
      The E.ON Ruhrgas pipeline system is operated by E.ON Ruhrgas, its wholly-owned subsidiary E.ON Ruhrgas Transport and its project companies, and monitored and maintained largely by E.ON Ruhrgas. The transmission system is used to transport the gas that E.ON Ruhrgas and third party customers receive from suppliers at gas import points on the German border or at other supply points within Germany to customers or to storage facilities for later use.
      In fulfillment of one of the requirements of the ministerial approval authorizing E.ON’s acquisition of Ruhrgas, the transmission system has been leased out to E.ON Ruhrgas Transport together with all transmission rights and rights of beneficial use that E.ON Ruhrgas possesses in respect of third party transmission systems in Germany. For more information on E.ON Ruhrgas Transport, see “— E.ON Ruhrgas Transport” below.

      The following map shows the pipelines as well as the location of compressor stations, gas storage facilities and field stations of the E.ON Ruhrgas pipeline system:
E.ON Ruhrgas Pipeline System
      As shown in the map above, the E.ON Ruhrgas pipeline system is located primarily in western Germany, the historical center of E.ON Ruhrgas’ operations.
      Pipelines. As of the end of 2004, E.ON Ruhrgas owned gas pipelines totaling 6,456 km and co-owned gas pipelines totaling 1,550 km with other companies. In addition, German project companies in which E.ON Ruhrgas holds an interest owned gas pipelines totaling 3,274 km at the end of 2004.
      The following table provides more information on E.ON Ruhrgas’ pipelines in Germany as of December 31, 2004:

		Maintained
	Total	by E.ON Ruhrgas
Pipelines	km	km

Owned by E.ON Ruhrgas	6,456	6,185
Co-owned pipelines	1,550	605
DEUDAN (PC)	110	0
EGL (PC)	67	67
MEGAL (PC)	1,080	1,080
METG (PC)	425	425
NETG (PC)	285	144
NETRA (PC)	341	106
TENP (PC)	966	966
Companies in which E.ON Ruhrgas holds a stake through its subsidiaries ERI and Thüga	—	2,015
Owned by third parties	—	1,072

Total in Germany	11,280	12,665

(PC)	project company

      E.ON Ruhrgas’ share in the use of any particular pipeline it does not wholly own is determined by contract and is not necessarily related to E.ON Ruhrgas’ interest in the pipeline. E.ON Ruhrgas’ pipeline network is comprised of pipeline sections of varying diameters originally built according to the estimated capacity needed for the relevant section of the system. Currently, the pipeline network comprises 2,029 km of pipelines with a diameter of less than or equal to 300 millimeters, 3,029 km of pipelines with a diameter of more than 300 and less than or equal to 600 millimeters, 2,918 km of pipelines with a diameter of more than 600 and less than or equal to 900 millimeters, and 3,304 km of pipelines with a diameter of more than 900 and less than or equal to 1,200 millimeters.
      In 2004, E.ON Ruhrgas maintained 6,185 km of its own pipelines, 605 km of co-owned pipelines, 1,072 km of pipelines owned by third parties and 2,015 km of pipelines owned by companies in which E.ON Ruhrgas holds a stake through its subsidiaries ERI and Thüga, as well as 2,788 km of pipelines owned by project companies in which E.ON Ruhrgas holds an interest. In total, E.ON Ruhrgas maintained (including providing local monitoring) 12,665 km of pipelines in 2004. For information on pipeline monitoring and maintenance, see “— Monitoring and Maintenance” below.
      In addition to its German transmission system, E.ON Ruhrgas has a 10.0 percent interest in Interconnector, a U.K. project company that owns the Interconnector transmission system, comprising a 235 km undersea gas pipeline from the United Kingdom to Belgium and a transport compressor station at Bacton (four units with a total installed capacity of approximately 112 MW). In December 2004, E.ON Ruhrgas made use of its right of first refusal to purchase an additional 4.0 percent interest in Interconnector from another shareholder. The transaction is expected to close in the first quarter of 2005. In July 2004, E.ON Ruhrgas acquired a 20.0 percent interest in BBL Company V.O.F., a Dutch project company founded in July 2004, which is building a second undersea transmission system between continental Europe and the United Kingdom. Construction on this transmission system, which is expected to link Balgzand in the Netherlands to Bacton in the United Kingdom, began in December 2004. E.ON Ruhrgas also owns a 3.0 percent interest in the Swiss project company Transitgas AG, which owns the Transitgas transmission system, running through Switzerland from Wallbach on the Swiss-German border and Rodersdorf on the French-Swiss border to Griespass on the Swiss-Italian border. The Transitgas system comprises pipelines totaling 293 km and one transport compressor station at Ruswil (four units with a total installed capacity of approximately 60 MW).
      Compressor Stations. Compressor stations are used to produce the pressure necessary to transport gas through pipelines and to inject gas into underground storage facilities. E.ON Ruhrgas owns or co-owns 15 compressor stations, nine operating for gas transportation purposes (with a total installed capacity of 305 MW), and six for gas storage purposes (with a total installed capacity of 79 MW). Project companies in which E.ON Ruhrgas holds an interest own an additional 16 transport compressor stations with a total installed capacity of 516 MW and two storage compressor stations with a total installed capacity of 17 MW. In 2004, E.ON Ruhrgas provided monitoring and maintenance services under service contracts for the nine transport compressor stations leased out to E.ON Ruhrgas Transport and 12 transport compressor stations of the project companies. E.ON Ruhrgas also operated, monitored and maintained its six compressor stations operating for gas storage purposes. The current installed capacity of the compressor stations monitored and maintained by E.ON Ruhrgas totals 833 MW.

      The following table provides more information about E.ON Ruhrgas’ and its project companies’ gas compressor stations in Germany as of December 31, 2004:

					Installed Capacity
					of Compressor Units
				Compressor Units	Monitored and
			Total Installed	Monitored and	Maintained
	Compressor	Compressor	Capacity	Maintained by	by E.ON Ruhrgas
Owned by	Stations	Units	MW	E.ON Ruhrgas	MW

E.ON Ruhrgas (transportation and storage)	15	44	384	44	384
DEUDAN (PC) (transportation)	2	4	16	0	0
EGL (PC) (storage)	1	2	13	0	0
GHG Hannover (PC) (storage)	1	3	4	0	0
MEGAL (PC) (transportation)	5	17	179	17	179
METG (PC) (transportation)	2	9	99	9	99
NETG (PC) (transportation)	2	5	50	2	20
NETRA (PC) (transportation)	1	2	21	0	0
TENP (PC) (transportation)	4	15	151	15	151

Total in Germany	33	101	917	87	833

(PC)	project company
      Due to the complexity of the transmission system together with transmission rights and rights of beneficial use, as well as the number and complexity of factors influencing pipeline utilization, such as temperature, the volume of gas transported and the availability of compressor units, no meaningful data on the utilization of the transmission system is available. E.ON Ruhrgas had sufficient pipeline capacity in prior years and booked sufficient pipeline capacity in 2004. E.ON Ruhrgas believes that a shortage of pipeline capacity is not a material risk in the foreseeable future.
      Storage. Underground gas storage facilities are generally used to balance gas supplies and heavily fluctuating demand patterns. For example, the gas send out by E.ON Ruhrgas on a cold winter day is approximately four to five times as high as that on a hot summer day, while the flow of gas produced and purchased is much more constant. For this reason, E.ON Ruhrgas injects gas into storage facilities during warm weather periods and withdraws it in cold weather periods to cope with peak demand. E.ON Ruhrgas stores gas in large underground gas storage facilities, which are located in porous rock formations (depleted gas fields or aquifer horizons) or in salt caverns. Underground gas storage facilities consist of an underground section (cavity or porous rock and wells) and an above-ground part, especially the storage compressor station. As of the end of 2004, E.ON Ruhrgas owned five storage facilities, co-owned another two storage facilities and leased capacity in three storage facilities in order to meet its gas storage requirements. In addition, E.ON Ruhrgas had storage capacity available through two project companies in which it is a shareholder. Through these owned, co-owned, leased and project company storage facilities a working gas storage capacity of approximately 5.2 billion m3 was available to E.ON Ruhrgas in 2004. Due to the number and complexity of factors influencing storage utilization, particularly temperature and the terms of supply and delivery contracts, E.ON Ruhrgas does not consider data on the utilization of gas storage capacity to be meaningful. E.ON Ruhrgas had sufficient storage capacity available both in 2004 and in prior years and does not consider a shortage of gas storage capacity to be a material risk in the foreseeable future. However, depending on a number of factors such as future gas send out, E.ON Ruhrgas’ gas supply and delivery situation and further gas sales potential in the United Kingdom, E.ON Ruhrgas intends to increase working gas capacity by enlarging existing storage facilities, building new facilities and by leasing additional gas storage capacity in the future. The following table provides more information about E.ON Ruhrgas’ underground gas storage facilities, all of which are situated in Germany, as of December 31, 2004:

			E.ON Ruhrgas’
			Share in		E.ON Ruhrgas’
	E.ON Ruhrgas’		Maximum		Share in
	Share in		Withdrawal		Storage Facility
	Working		Rate		or in the		Operated by
	Capacity		thousand		Project Company		E.ON
Underground Storage Facilities	million m3		m3/hour	Owned by	%		Ruhrgas

Bierwang(P)	1,300		1,200	E.ON Ruhrgas	100.0		Yes
Empelde(C)	19		39	GHG-Gasspeicher	13.2		—
				Hannover Gesellschaft mbH (PC)
Epe(C)	1,661		2,450	E.ON Ruhrgas	100.0		Yes
Eschenfelden(P)	48		87	E.ON Ruhrgas/N-ERGIE AG	66.7		Yes
Etzel(C)	387		987	Etzel Gas-Lager	74.8		—
				Statoil Deutschland GmbH & Co(PC)
Hähnlein(P)	80		100	E.ON Ruhrgas	100.0		Yes
Krummhörn(C)(1)	0		0	E.ON Ruhrgas	100.0		Yes
Sandhausen(P)	15		23	E.ON Ruhrgas/Gasversorgung	50.0		Yes
				Süddeutschland GmbH
Stockstadt(P)	135		135	E.ON Ruhrgas	100.0		Yes
Breitbrunn(P)	965	(2)	520	RWE Dea AG/	Leased	(3)	Yes	(4)
				ExxonMobil
				Gasspeicher Deutschland
				GmbH(3)/ E.ON Ruhrgas (4)
Inzenham-West(P)	500		300	RWE Dea AG	Leased		—
Nüttermoor(C)	97		100	EWE AG	Leased		—

Total	5,207		5,941

(C)	salt cavern

(P)	porous rock

(PC)	project company

(1)	Currently out of service for repairs/adjustments.

(2)	900 million m3 was contractually guaranteed in 2004; 965 million m3 is the current working gas capacity available to E.ON Ruhrgas.

(3)	Underground section.

(4)	Above ground part, particularly the storage compressor station.
      Monitoring and Maintenance. In 2004, E.ON Ruhrgas carried out for itself and under service contracts for E.ON Ruhrgas Transport and some of the project companies E.ON Ruhrgas holds an interest in, monitoring and maintenance services for almost all of the E.ON Ruhrgas pipeline system.
      Pipeline system monitoring operations are centered at E.ON Ruhrgas’ dispatching facility in Essen. Among other tasks, the center keeps the pipeline system under continual surveillance, handles all reports of disturbances in the system and arranges for the necessary response to any disturbance report. In 2004, E.ON Ruhrgas performed this kind of system monitoring for about 12,550 km of pipelines, 21 transport compressor stations, one storage compressor station and seven underground storage facilities. Management of operations, general maintenance (including local monitoring) and trouble shooting are handled by the E.ON Ruhrgas field stations and facilities located along the network. E.ON Ruhrgas also deploys mobile units from these stations and facilities to carry out maintenance and repair work. For certain sections of pipelines, primarily those where no field station or facility is located nearby, maintenance (including local monitoring) is performed by third parties under service contracts. E.ON Ruhrgas’ dispatching, monitoring and maintenance processes are regularly certified under International Standards Organization (“ISO”) 9001:2000 (quality management), ISO 14001 (environmental management), OHSAS 18001, an Occupational Health and Safety Assessment Series for health and safety management systems (work safety management) and TSM, the Technical Safety Management rules of DVGW (German Association of Gas and Water Engineers). DVGW is a self-regulatory body for the gas and water industries, its technical rules serving as a basis for ensuring safety and reliability of German gas and water supplies.
      E.ON Ruhrgas Transport. On January 1, 2004, in fulfillment of one of the requirements of the ministerial approval authorizing E.ON’s acquisition of Ruhrgas, E.ON Ruhrgas transferred its gas transmission business to a new subsidiary, E.ON Ruhrgas Transport. E.ON Ruhrgas Transport has sole responsibility for the gas transmission business, including technical responsibility for the transmission system, and functions independently of E.ON Ruhrgas’ sales business, which is a customer of E.ON Ruhrgas Transport. As the transmission system operator, E.ON Ruhrgas Transport operates and controls the E.ON Ruhrgas transmission system and handles all major functions needed for an independent gas transmission business: transmissions management, transportation contracts (including access fees), shipper relations, planning, controlling and billing. E.ON Ruhrgas Transport obtains certain support services from E.ON Ruhrgas AG under service agreements.
      On November 1, 2004, E.ON Ruhrgas Transport introduced an entry/exit model for access to the E.ON Ruhrgas gas transmission system as a result of an agreement reached with the Competition Directorate-General of the European Commission (the “Competition Directorate”) with respect to a matter that had been pending before the Competition Directorate. The E.ON Ruhrgas Transport entry/exit system enables customers to book entry and exit capacities for the transmission of gas separately, in different amounts and at different times. Booked capacities can be transferred at short notice and combined with capacities of other customers of E.ON Ruhrgas Transport. The fee structure is simple and applies to five zones into which the transmission system of E.ON Ruhrgas has been divided. The level of transmission fees is determined by reference to European markets and pipeline-to-pipeline competition in Germany. Customers also benefit from the introduction of local exit zones within which they can use capacities flexibly. According to the agreement reached with the Competition Directorate, E.ON Ruhrgas will reduce the number of fee zones to four in 2006, unless the company is able to demonstrate that technical, qualitative, economic or other reasons make such reduction of zones impossible.
      Partly as a result of the agreement reached with the Competition Directorate, E.ON Ruhrgas Transport made a number of improvements in its transmission business in 2004. For example, E.ON Ruhrgas Transport now offers customers which want to transport gas through the transmission systems of other gas companies one-stop transmission management, which means that the customers have a single point of contact, and has implemented other improvements such as enhanced online communications and simplified contract procedures. Since July 1, 2004, E.ON Ruhrgas has been publishing comprehensive technical data on its transmission system and on available gas transmission capacities.

Sales
      Germany. E.ON Ruhrgas was the largest distributor of natural gas in Germany in 2004, selling a total volume of 553.8 billion kWh of gas. E.ON Ruhrgas also sold 87.6 billion kWh of gas outside of Germany in 2004. The following map illustrates the sales area of E.ON Ruhrgas in Germany:
      E.ON Ruhrgas sells gas to regional and supraregional distributors, municipal utilities and industrial customers. The following table sets forth information on the sale of gas by E.ON Ruhrgas’ sales business in Germany for the periods presented:

					February-
	Total 2004		Total 2003		December 2003
Sale of Gas to:	billion kWh	%	billion kWh	%	billion kWh	%

Distributors	328.7	59.3	326.7	59.2	282.0	59.1
Municipal utilities	156.1	28.2	159.5	28.9	136.3	28.5
Industrial customers	69.0	12.5	66.0	11.9	59.3	12.4

Total	553.8	100.0	552.2	100.0	477.6	100.0

      In the table above, sales volumes are presented for all periods excluding amounts sold under location swaps, as well as relatively minimal amounts of gas that E.ON Ruhrgas does not consider part of its primary sales business, including volumes handled for third parties. In addition, these gas volumes do not include gas volumes attributable to ERI or Thüga.
      E.ON Ruhrgas’ sales contracts vary depending on the type of customer. The majority of E.ON Ruhrgas’ customers are distributors and municipal utilities. As is typical in the industry, sales contracts for these customers generally have longer terms, while sales contracts with industrial customers are shorter, typically having terms between one and five years. Price terms in all types of supply contracts are generally pegged to the price of competing fuels, primarily gas oil or heavy fuel oil, and provide for automatic quarterly price adjustments based on fluctuations in underlying fuel prices. In addition, medium- and long-term contracts, with terms of over two years, usually contain clauses that enable the parties to review prices and price formulas at regular intervals (usually every one to four years) and to negotiate adjustments in accordance with changed market conditions. Contracts for industrial customers generally provide for some form of take or pay obligation, usually in an amount of 50 to 90 percent of the overall annual contract volume. Contracts with distributors and municipal utilities generally do not include fixed take or pay provisions.

      Two requirements of the ministerial approval approving E.ON’s acquisition of E.ON Ruhrgas relate to gas sales contracts. First, customers which purchase more than 50 percent of their gas from E.ON Ruhrgas have had the option, since October 2003, of reducing the volume of gas they purchase from E.ON Ruhrgas to 80 percent of the contracted amounts for the remaining term of the relevant contract. Most customers decided not to exercise this option for the gas year ending September 30, 2005, having selected instead revised pricing and delivery terms, including delivery periods, for the 20 percent of contracted gas volumes they were able to terminate (thereby postponing any subsequent exercise of their termination option for one year). Second, two larger regional distributor customers in which E.ON Ruhrgas previously held an interest (Bayerngas and swb) were granted the right to a staged termination of their contracts over a three-year period, beginning in July 2004. To date, one of the parties has elected not to terminate the contract for the first year, with the effect that its termination rights can now be exercised as of October 1, 2005, 2006 and 2007, while the other has decided to sign a new contract with E.ON Ruhrgas without reducing the contracted volumes.
      In 2004, gas prices in Germany rose, due primarily to a rise in the price of oil. Competition in the German gas industry has increased in recent years, and E.ON Ruhrgas has in certain cases responded to competitive pressure by re-negotiating the terms of sales contracts with major customers. See also “— Competitive Environment.”
      International. In 2004, E.ON Ruhrgas delivered 87.6 billion kWh of gas to customers in other European countries, or 13.7 percent of the total volume of gas sold by E.ON Ruhrgas, compared with 56.9 billion kWh or 10.6 percent in the period from February to December 2003. The primary destinations for E.ON Ruhrgas’ external sales are Switzerland and the United Kingdom, with the remainder of its exports going to customers in Austria, Hungary, Liechtenstein, Poland, Sweden, France, Denmark, Italy and the Benelux countries. E.ON Ruhrgas’ external sales are primarily made pursuant to long-term supply contracts similar to those it has with domestic distributors. In October 2004, E.ON Ruhrgas began supplying natural gas to E.ON UK pursuant to a long-term supply contract between the parties. E.ON Ruhrgas has also entered into a long-term gas supply contract with Sydkraft which will take effect in October 2005. See also “— U.K. — Energy Wholesale — Energy Trading” and “— Nordic — Gas Supply.” Limitations on available gas transportation capacity across the relevant borders may restrict E.ON Ruhrgas’ ability to expand its external sales business to certain countries.

Downstream Shareholdings
      E.ON Ruhrgas owns numerous shareholdings in integrated gas companies, gas distribution companies and municipal utilities through its subsidiaries ERI and Thüga. Thüga was transferred from E.ON Energie to E.ON Ruhrgas at the end of 2003 as part of E.ON’s on.top project. For more information, including information on shareholdings ERI transferred to E.ON Energie as part of the on.top project, see “— History and Development of the Company — Group Strategy — On.top.”
      ERI holds primarily minority shareholdings in both German and other European integrated gas companies, regional gas distribution companies and municipal gas utilities, while Thüga holds primarily minority shareholdings in about 100 regional and municipal electricity and gas utilities in Germany, as well as majority and minority shareholdings in a number of Italian gas distribution and sales companies and one Italian municipal utility. Beginning in May 2004, as part of an internal restructuring to create a more focused structure within E.ON Ruhrgas, ERI transferred its shareholdings in 12 German municipal utilities to Thüga. ERI plans to transfer its remaining three shareholdings in German municipal utilities to Thüga in 2005. In addition, ERI transferred its 10.0 percent interest in Thüga to E.ON Ruhrgas Thüga Holding GmbH (“Thüga Holding”), the holding company through which E.ON Ruhrgas holds its interest in Thüga. In the future, E.ON Ruhrgas expects ERI to focus primarily on international shareholdings and interests in German regional distributors, while Thüga will focus on domestic utilities and Italian shareholdings.
      ERI: As of December 31, 2004, ERI’s portfolio of shareholdings included primarily minority stakes in 6 domestic and 17 foreign companies. In 2004, ERI (including its fully consolidated shareholdings) contributed sales of €544.5 million (approximately 4.7 percent of E.ON Ruhrgas’ total sales, excluding natural gas and electricity taxes) and had sales volumes of 30.1 billion kWh in 2004 (2003: 30.1 billion kWh).

      In addition to the on.top and internal restructuring transfers described above, ERI entered into the following transactions in 2004:

•	In May 2004, ERI and E.ON Energie started to simplify the shareholder structure of Avacon: ERI transferred its 39.0 percent stake in Ferngas Salzgitter, which had a 16.43 percent interest in Avacon, and its 45.0 percent stake in FSG Holding, which had a 25.0 percent stake in Ferngas Salzgitter, to E.ON Energie. For additional details, see “— Central Europe — Overview.”

•	In May 2004, ERI acquired a 40.13 percent interest in the Slovakian company Nafta a.s. from RWE Gas AG and as part of a compulsory tender offer following this purchase acquired a further 0.14 percent of Nafta a.s.

•	In August 2004, ERI acquired the remaining 25.0 percent of therminvest Sp.z o.o. (“therminvest”) from EWFE G.S. and now owns 100 percent of therminvest.

•	In October 2004, as part of the privatization of the Lithanian gas distributor AB Lietuvos Dujos, ERI participated in a capital increase. As a result, ERI’s shareholding in AB Lietuvos Dujos increased by 3.21 percent to 38.91 percent.

•	In November 2004, the gas trading business of Nova Naturgas AB (“Nova Naturgas”), in which ERI has a 29.59 percent interest, was sold to the Danish gas company DONG.

•	In November 2004, ERI signed contracts to acquire shareholdings in certain businesses of the Hungarian gas company MOL. For details, see “— Overview.”

•	During the second half of 2004, ERI increased its shareholding in the Polish district heating company Szczencinska Energetyke Cieplna Sp.z o.o. (“SECS”) by 5.76 percent to 32.0 percent through the acquisition of employee shares.
      Germany. As of December 31, 2004, ERI held interests in the following operating companies, which are primarily gas distributors and municipal utilities:

Share held
by ERI
Shareholding	%

Ferngas Nordbayern GmbH(1)	53.10
Gas-Union GmbH(1)	25.93
Saar Ferngas AG(1)	20.00
HEAG Südhessische Energie AG (HSE)(2)	21.21
EWR GmbH(2)	20.00
Stadtwerke Neuss Energie und Wasser GmbH(2)	15.00

(1)	Interest held via ERI’s fully-owned subsidiary RGE Holding GmbH.

(2)	As part of the internal restructuring described above, these shareholdings in municipal utilities are expected to be transferred to Thüga in 2005.
      ERI holds some stakes in companies which are customers of E.ON Ruhrgas. Other German gas companies also hold interests in certain of these companies.

      International. As of December 31, 2004, ERI held interests in the following operating companies in countries outside of Germany, primarily in central Europe and the Nordic region:

Share held
by ERI
Shareholding	%

Gasnor AS, Norway	14.00
Nova Naturgas AB, Sweden	29.59
Gasum Oy, Finland	20.00
AS Eesti Gaas, Estonia	33.66
JSC Latvijas Gaze, Latvia	47.23
AB Lietuvos Dujos, Lithuania	38.91
therminvest Sp.z o.o., Poland	100.00
Inwestycyjna Spolka Energetyczna Sp.z o.o. (IRB), Poland	50.00
Szczencinska Energetyka Cieplna Sp.z o.o. (SECS), Poland	32.00
EUROPGAS a.s., Czech Republic(1)	50.00
Colonia-Cluj-Napoca-Energie S.R.L. (CCNE), Romania	33.33
E.ON Ruhrgas Mittel- und Osteuropa GmbH(2)	100.0
Nafta a.s., Slovakia	40.27
S.C. Congaz S.A., Romania	28.59
Ekopur d.o.o., Slovenia(3)	100.00
SOTEG — Société de Transport de Gaz S.A., Luxembourg	20.00
CICG Holding S.A., Switzerland	4.00

(1)	EUROPGAS a.s. holds 50.0 percent of SPP Bohemia a.s. and an indirect interest of 48.18 percent of Moravské naftové doly a.s. (MND) in the Czech Republic.

(2)	The shareholding was transferred from E.ON Ruhrgas to ERI with effect from December 31, 2004, midnight. E.ON Ruhrgas Mittel- und Osteuropa GmbH has an indirect interest of 24.50 percent in SPP, Slovakia.

(3)	Ekopur d.o.o. holds 6.52 percent of Geoplin d.o.o. in Slovenia.
      As with its German shareholdings, ERI holds some stakes in companies which are customers of E.ON Ruhrgas.
      Thüga: Thüga holds primarily minority shareholdings in about 100 regional and municipal electricity and gas utilities in Germany, as well as majority and minority shareholdings in 26 Italian gas distribution and sales companies and one Italian municipal utility. Through its 22 majority-owned shareholdings in gas distributors, Thüga supplied natural gas to approximately 550,000 end customers in Italy in 2004, primarily in the regions of Lombardy, Emilia Romagna, Veneto and Friuli. With respect to its minority shareholdings, Thüga is an active shareholder, offering operational competence as well as other services. In 2004, Thüga contributed sales of €813.0 million (approximately 7.1 percent of E.ON Ruhrgas’ total sales, excluding natural gas and electricity taxes). Thüga increased its gas sales volumes by 28.2 percent to 20.9 billion kWh in 2004 from 16.3 billion kWh in 2003, primarily as a result of the inclusion of new Italian businesses.
      In May 2004, E.ON AG completed a squeeze out procedure which resulted in the acquisition by E.ON AG of the remaining 3.4 percent of Thüga held by minority shareholders and the delisting of Thüga. In November 2004, E.ON AG transferred this 3.4 percent interest to Thüga Holding so that as of December 31, 2004, Thüga Holding held 81.1 percent of Thüga and E.ON Energie, through its subsidiary CONTIGAS Deutsche Energie-AG (“CONTIGAS”), held the remaining 18.9 percent.

      In addition to the on.top and internal restructuring transfers described above, Thüga was involved in the following transactions in 2004:

•	In January 2004, as part of a lease agreement, Thüga transferred its electricity supply operations in parts of Bavaria to E.ON Bayern with effect from January 1, 2004.

•	In April 2004, Thüga acquired 100 percent of the Italian gas distribution and sales companies Metanifera Prealpina S.r.l. and Metanifera Prealpina com S.r.l., which together serve nearly 30,000 gas customers in Italy.

•	In May 2004, Thüga acquired 100 percent of the Italian gas distributor Fin.Vicu-Group, which serves approximately 100,000 gas customers in Italy.

•	In June 2004, Thüga acquired a 19.9 percent stake in the Udine-based Italian municipal utility AMGA Azienda Multiservizi S.p.A., which serves approximately 90,000 gas customers in Italy.

•	In June 2004, Thüga acquired the remaining 25.0 percent stake in Delta Gas S.r.l., an Italian gas distribution company, and now holds all of the shares of this company.

•	In December 2004, Thüga sold its 15.05 percent stake in MVV to EnBW as a result of an agreement between E.ON AG and EnBW.

•	During 2004, Thüga transferred its shareholdings in the following five Thuringian municipal utilities to the German distributor TEAG, a majority shareholding of E.ON Energie: Energieversorgung Apolda GmbH (25.1 percent), Energieversorgung Greiz GmbH (24.5 percent), Energieversorgung Nordhausen GmbH (27.9 percent), Energiewerke Zeulenroda GmbH (24.5 percent) and Stadtwerke Weimar Stadtversorgungs-GmbH (25.1 percent).

Other
      Ruhrgas Industries: E.ON Ruhrgas’ industrial activities are held by Ruhrgas Industries. These activities are divided into the metering and industrial furnaces businesses. In 2004, the revenues of Ruhrgas Industries were €1.2 billion, or 8.3 percent of the total revenues of E.ON Ruhrgas. Ruhrgas Industries has subsidiaries in more than 30 countries worldwide.
      Ruhrgas Industries does not form part of E.ON Ruhrgas’ core gas business. Management has therefore decided to actively pursue the disposal of these operations during the course of 2005, subject to market conditions.
      Metering. The metering business comprises two divisions: gas measurement and control, and electricity and water metering. Activities in gas measurement and control are conducted by G. Kromschröder AG, Elster GmbH, American Meter Company, Instromet International N.V. and their respective subsidiaries. Products include gas meters and regulators for household use, industrial purposes and bulk metering in the supply, transmission and production of gas. In addition, safety and control systems and components are produced for the water heater market and for uses related to process heating. In the area of electricity and water meters, the Elster Metering Group produces electricity and water meters for households, utilities and industrial customers. The main companies of the Elster Metering Group are Elster Electricity LLC, Elster Metering Ltd., AMCo Water Metering Systems Inc., Elster Messtechnik GmbH, Elster Iberconta S.A. and Elster Medidores S.A. Ruhrgas Industries’ electricity and water meters business was partly acquired from ABB in December 2002 and has been consolidated within E.ON Ruhrgas as of this date. An additional seven units were transferred to Ruhrgas Industries during the course of 2003 and 2004. The main competitors of the metering division are Actaris, Badger, General Electric, Emerson Process Management, Landis & Gyr, Itron, Neptune and Sensus. Sales of the metering division totaled €956.3 million in 2004.
      Industrial Furnaces. The companies in the industrial furnaces division produce large industrial furnaces for heating, heat-treating and melting steel and non-ferrous metals, as well as plants for heat treatment of parts and components using controlled atmosphere and vacuum technology. The main companies in the division are LOI Thermprocess GmbH and Ipsen International GmbH. The main competitors of the industrial furnaces division are Techint-Italimpianti, Chugai Ro, Ebner, Stein Heurtey and Aichelin. Sales of the industrial furnaces division totaled €248.0 million in 2004.

Competitive Environment
      Along with oil and lignite/ hard coal, natural gas is one of the three primary sources of energy used in Germany. Gas is currently used for a little more than 20 percent of Germany’s energy consumption and satisfies about a third of the energy demand of the German industrial and commercial/residential sectors. Competing sources of energy include electricity and coal in all sectors, gas oil and district heating in the commercial/ residential sector and gas oil and heavy fuel oil in the industrial sector. Natural gas is also used, but to a more limited extent, as an energy source for power stations. Since the 1970s, natural gas has made particular gains in the residential space heating market, where it is marketed as a modern and environmentally-friendly energy source for heating homes. At year-end 2004, approximately 47 percent of German homes were heated using gas, making gas the leading energy source for this market. In 2004, gas was chosen as the heating method for approximately 75 percent of new homes under construction.
      The German gas market has always been characterized by competition. Approximately 18 independent companies are active in the regional and supraregional distribution of gas. Competition has increased since the early 1990s, when Wingas entered the gas transmission market by building its own pipeline infrastructure. Wingas’ pipeline network currently has a length of more than 2,000 km, compared with the E.ON Ruhrgas pipeline network length of over 11,000 km. The market entry of Wingas has led to increased price competition not only in areas close to the Wingas system, but all over Germany.
      Within the German gas market, E.ON Ruhrgas competes with domestic and foreign gas companies, the gas subsidiaries of oil producers and pure trading companies. Major domestic competitors include RWE Energy, Shell and ExxonMobil as successors of the former BEB sales division, VNG and Wingas, while foreign competitors include Gaz de France, BP Energie, Econgas, Ecoswitch, Essent and Nuon. E.ON Ruhrgas currently enjoys a strong market position, supplying approximately 57 percent of all gas consumed in Germany in 2003. Nevertheless, E.ON Ruhrgas considers competition in the German gas market to be vigorous, with both new and established competitors vying for the business of E.ON Ruhrgas’ direct and indirect customers. This is partly due to the association agreements that currently determine the rules of negotiated third party access, which have intensified competition by facilitating market entry for third parties. Third party access has developed dynamically since 2000 when the first association agreement was signed. E.ON Ruhrgas believes it was able to successfully compete in 2004 by remaining flexible in its contract and price negotiations and by offering attractive terms and services to its established and potential customers. Due to likely increasing competition in the transmission business in Germany, however, E.ON Ruhrgas Transport may not be able to renew some of its existing transportation contracts when they expire, or to gain new contracts. This may have the effect of leaving E.ON Ruhrgas Transport with excess transmission capacity.
      Gas prices in gas supply contracts are mostly linked to prices for gas oil or heavy fuel oil. The prices for end consumers fluctuate according to oil price developments as well, thereby maintaining competitive prices compared to oil products independent of oil price level. Gas prices in Germany are also affected by applicable taxes on fossil fuels. In Germany, customers in the commercial/residential sector pay gas prices that include at least 0.67 €cent/kWh in duties and taxes, while industrial customers pay up to 0.47 €cent/kWh in duties and taxes. In 2004, global energy prices rose significantly, though natural gas prices rose less steeply than oil prices. Like other gas companies, E.ON Ruhrgas adjusted its sales prices in 2004 to reflect the higher price levels. In addition, rising oil prices led to further gas price increases as of the beginning of 2005, and more increases are expected in 2005 due to the price linkage between oil and gas. For information on investigations of gas prices charged by some German utilities, including utilities in which E.ON Ruhrgas and E.ON Energie hold interests, see “Item 3. Key Information — Risk Factors.”
      The ministerial approval required for E.ON’s acquisition of Ruhrgas contained certain requirements intended to promote competition in the German gas market. For more information about these requirements and actions taken by E.ON Ruhrgas, see “— History and Development of the Company — Ruhrgas Acquisition.” In connection with an agreement reached with the Competition Directorate-General of the European Commission,

E.ON Ruhrgas also introduced an entry/exit model for third party access to its gas transmission system in November 2004. For details, see “— Transmission System and Storage — E.ON Ruhrgas Transport.” In E.ON Ruhrgas’ opinion, these requirements and actions have had a considerable influence on the competitive environment in Germany. In addition, the Second Gas Directive and national gas legislation being proposed to implement the Second Gas Directive may change competition in the gas industry. See “— Regulatory Environment.” E.ON Ruhrgas cannot currently predict the form and extent of those changes, or whether the proposed changes will have a negative effect on E.ON Ruhrgas’ ability to compete and results of operations. See also “Item 3. Key Information — Risk Factors.”
      Outside Germany, the gas markets in which E.ON Ruhrgas operates are also subject to strong competition. The Company cannot guarantee it will be able to compete successfully in the gas markets in which it is already present or in new gas markets E.ON Ruhrgas may enter.

Research and Development
      In 2004, E.ON Ruhrgas spent €42 million on research and development (“R&D”) activities. As a percentage of sales, R&D expenditures for E.ON Ruhrgas were 0.3 percent in 2004, compared with 0.3 percent for the eleven month period ended December 31, 2003. E.ON Ruhrgas’ R&D efforts are focused on improving the operation and monitoring of its pipeline system, improving the competitive position of gas in its fields of application and opening up new market segments for gas. R&D at E.ON Ruhrgas is primarily conducted by each of the business units, which pursue projects according to their respective competitive goals and needs. In 2004, E.ON Ruhrgas continued work on high-resolution remote sensing techniques to increase automation and efficiency of pipeline monitoring and natural gas detection, including a project to install remote monitoring systems in helicopters. E.ON Ruhrgas also worked on a variety of other projects meeting its R&D objectives, such as improving gas measurement technology, developing low cost pipeline rehabilitation, developing tank technology for natural gas powered vehicles, testing gas fuel cell heaters, and developing gas applications for the plastics processing industry. E.ON Ruhrgas employed approximately 400 people in R&D activities in 2004.
U.K.

Overview
      The U.K. market unit is led by E.ON UK (formerly Powergen). E.ON UK, a wholly-owned subsidiary of E.ON, is an integrated energy company with its principal operations focused in the United Kingdom. E.ON completed its acquisition of the Powergen Group on July 1, 2002, and has, since the acquisition, managed its operations as a separate market unit. For additional information on E.ON’s acquisition of the Powergen Group, including the impairment charge recorded in 2002 in respect of the related goodwill, see “— History and Development of the Company — Powergen Group Acquisition,” “Item 5. Operating and Financial Review and Prospects — Results of Operations” and Notes 4 and 11 a) to the Notes to Consolidated Financial Statements. In March 2003, E.ON transferred LG&E Energy (E.ON UK’s former principal U.S. operating subsidiary) and its direct parent holding company to a direct subsidiary of E.ON AG. See “— U.S. Midwest.” On July 5, 2004, Powergen was renamed E.ON UK and its industrial and commercial retail business was rebranded as E.ON Energy. E.ON UK continues to operate in the consumer and small and medium enterprise segment of the U.K. energy market under the Powergen brand.
      E.ON UK is one of the leading integrated electricity and gas companies in the United Kingdom. It was formed as one of the four successor companies to the former Central Electricity Generating Board as part of the privatization of the electricity industry in the United Kingdom in 1989. In 1998, E.ON UK acquired East Midlands Electricity plc, an electricity distribution and supply company.
      In October 2002, E.ON UK acquired the U.K. retail energy business of TXU Group (along with certain other assets) for €2.1 billion, net of €0.1 billion cash acquired. The acquisition of the TXU Group retail business has enabled E.ON UK to better balance its generation output with its mass market retail demand, thereby reducing exposure to wholesale price fluctuations.

      In January 2004, E.ON UK completed the acquisition of Midlands Electricity from Aquila Sterling Holdings LLC for €1.7 billion, net of €0.1 billion cash acquired. Aquila Sterling Holdings is a holding company owned by two U.S. energy companies, Aquila (which holds a majority interest) and FirstEnergy. The distribution network operated by Midlands Electricity covers a geographical area contiguous to that of E.ON UK’s existing East Midlands distribution network. The Midlands Electricity network contains approximately 2.4 million customer connections which are supplied by E.ON UK’s retail business or by other suppliers, and effectively doubles the size of E.ON UK’s distribution business, which is now operated as a single business unit under the name Central Networks. E.ON UK also acquired a number of other businesses in the transaction. These include an electrical contracting operation and an electricity and gas metering business in the United Kingdom, as well as minority equity stakes in companies operating three generation plants located in the United Kingdom, Turkey and Pakistan (see “— Midlands Electricity Non-Distribution Assets” below).

Operations
      In the United Kingdom, electricity generated at power stations is delivered to consumers through an integrated transmission and distribution system. For information about the principal segments of the electricity industry, see “— Central Europe — Operations.” In the United Kingdom, E.ON UK and its associated companies are actively involved in electricity generation, distribution, retail and trading. All electricity transmission in England and Wales is operated by National Grid Transco plc (“National Grid”). As of December 31, 2004, E.ON U.K. owned or through joint ventures had an attributable interest in 9,265 MW of generation capacity, including 587 MW of CHP plants and 233 MW of operational wind and hydroelectric generation capacity.
      E.ON UK also operates significant wholesale and retail gas businesses and engages in gas trading, as well as offering fixed line telephone services to its U.K. retail energy customers. The company served approximately 8.8 million customer accounts at December 31, 2004, including approximately 5.8 million electricity customer accounts, 2.8 million gas customer accounts, 0.1 million telephone customer accounts and 0.1 million industrial and commercial electricity and gas customer accounts. E.ON UK’s Central Networks distribution business served 4.8 million customer connections as of the end of 2004.
      The U.K. market unit comprises the non-regulated business, including energy wholesale (generation and energy trading) and retail, the regulated distribution business, and other activities, such as certain non-distribution assets and the E.ON UK corporate center. In 2004, electricity accounted for approximately 67 percent of E.ON UK’s sales, gas revenues accounted for approximately 32 percent and other activities (including the fixed line telephone business) accounted for approximately 1 percent. In 2004, E.ON UK had total sales of €8.5 billion and adjusted EBIT of €1.0 billion.

      The following table sets forth the sources and sales channels of electric power in E.ON UK’s operations during each of 2004 and 2003:

	Total	Total
	2004	2003	%
Sources of Power	million kWh	million kWh	Change

Own production(1)	34,916	35,881	-2.7
Purchased power from power stations in which E.ON UK has an interest of 50 percent or less(1)	2,047	4,289	-52.3
Power purchased from other suppliers	47,087	53,622	-12.2
Power used for operating purposes, network losses and pump storage	(1,976)	(2,238)	+11.7

Net power supplied(2)	82,074	91,554	-10.4

Sales of Power

Mass market sales (residential customers and small and medium sized enterprises)	36,189	37,450	-3.4
Industrial and commercial sales(3)	26,528	34,550	-23.2
Market sales	19,357	19,554	-1.0

Net power sold(2)	82,074	91,554	-10.4

(1)	The decrease in power supplied by power stations in which E.ON UK has an interest of 50 percent or less is due to E.ON UK becoming the sole owner of the CDC power station in January 2004. This change also led to a corresponding increase in own production, partially offsetting the overall decrease in own production.

(2)	Excluding proprietary trading volumes. For information on proprietary trading volumes, see “— Energy Trading.”

(3)	During 2004, the industrial and commercial sales business focused on securing profitable customers, which resulted in lower sales volumes in 2004 compared with 2003.
      The following table sets forth the sources and sales channels of gas in E.ON UK’s operations during each of the periods presented:

	Total	Total
	2004	2003	%
Sources of Gas	million kWh	million kWh	Change

Long-term gas supply contracts	49,494	55,090	-10.2
Market purchases	126,400	115,581	+9.4

Total gas supplied(1)	175,894	170,671	+3.1

Sale and Use of Gas

Gas used for own generation	39,023	37,167	+5.0
Sales to industrial and commercial customers	35,946	35,611	+0.9
Sales to retail mass market customers	66,221	66,788	-0.8
Market sales	34,704	31,105	+11.6

Total gas used and sold(1)	175,894	170,671	+3.1

(1)	Excluding proprietary trading volumes. For information on proprietary trading volumes, see “— Energy Trading.”

Market Environment
      E.ON UK primarily operates in the electricity generation, gas shipping, electricity and gas trading and the electricity and gas retail energy markets in Great Britain (England, Wales and Scotland) and in the market for electricity distribution in England.
      Electricity. National demand for electricity in England and Wales reported through the New Electricity Trading Arrangements (“NETA”) was 315 TWh for the twelve months ended December 31, 2004, compared with 305 TWh in 2003. In the medium term, E.ON UK expects electricity demand in the United Kingdom to grow by an average of between 1 to 2 percent per annum under normal weather conditions. It also expects a growing proportion of that demand to be met by smaller CHP and renewable source power stations embedded within local distribution networks.
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
      Under the British Electricity Trading and Transmission Arrangements, which are due to be introduced in April 2005, arrangements similar to those provided under NETA will be extended to the Scottish generation and retail markets. These markets represent approximately 10 percent of the electricity market in Great Britain as a whole and E.ON UK expects that the new arrangements will allow it to compete more effectively in Scotland.
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
      However, since April 2003, increasing generation fuel costs, security of supply concerns and expected future environmental costs have combined to push up wholesale electricity prices for forward delivery substantially. Baseload prices for fourth quarter 2005 delivery increased from approximately GBP23 per MWh in January 2004 up to a high of GBP40 per MWh in October 2004, before retreating to GBP32 per MWh by December 2004. Short-term electricity prices exhibited significant volatility during 2004 due mainly to volatile fuel input prices. In response to these increases in wholesale prices, U.K. suppliers, including E.ON UK, increased their retail electricity prices a number of times during 2004, as explained in more detail in “Retail” below.
      Natural Gas. Wholesale gas prices in the United Kingdom increased in absolute terms and were more volatile during 2004, driven by higher oil prices and supply and demand imbalances in the United Kingdom and continental Europe. Average day ahead prices were 24.04 pence per therm during 2004, approximately 21 percent higher than during 2003. Although E.ON UK purchases gas on both U.K. and international trading markets, management believes that these price increases had little material impact on the overall profitability of the U.K. market unit during 2004, as E.ON UK managed to secure forward purchases to cover most of its requirements in 2004, switched fuel sources used by certain of its generating assets and increased retail prices. As noted above, E.ON UK and all of its main competitors either increased or announced increases in retail customer prices during 2004.

      Competition. E.ON UK’s exposure to wholesale electricity prices in the United Kingdom is partially hedged by the balance provided by its retail business. The retail energy market in the United Kingdom has consolidated over the last few years into six major competitors. Based on data from Datamonitor, Centrica, previously the monopoly gas supplier branded as British Gas, is currently the market leader in terms of size in both gas and electricity with approximately 18.5 million customer accounts. Following the acquisition of TXU’s U.K. retail business, E.ON UK has become the second largest energy retailer with approximately 8.8 million accounts, followed by RWE Npower with approximately 6 million accounts. The market is characterized by substantial levels of customers switching suppliers in any given year; approximately 50 percent of customers in the United Kingdom have now switched either their gas or electricity supplier since market liberalization. However, churn levels, which measure the percentage of customers switching suppliers, have fallen since 2002 as the market has matured and E.ON UK has reduced its annual churn rate from 16.1 percent in 2003 to 15.4 percent in 2004.
      Impact of Environmental Measures. The ongoing implementation of environmental legislation is expected to have a significant impact on the energy market in the United Kingdom in coming years. In response, E.ON UK is increasing its production of electricity from renewable sources, as described in more detail below. Environmental measures of particular importance include:

•	In April 2002, the U.K. government enacted a renewables obligation requiring electricity retailers to source an increasing amount of the electricity they supply to retail customers from renewable sources. In the period from April 1, 2002 until March 31, 2003, this renewables obligation amounted to 3.0 percent of the power supplied by electricity retailers to their retail customers; in the period from April 1, 2003 until March 31, 2004, the renewables obligation increased to 4.3 percent; in the period from April 1, 2004 until March 31, 2005, the renewables obligation increased to 4.9 percent; and in the period from April 1, 2005 until March 31, 2006, the renewables obligation will increase to 5.5 percent, rising to a figure of 10.4 percent by 2010/2011. The government has announced its intention to increase the renewables obligation percentage to 15.4 percent by 2015/2016, though the increase has not yet been approved by Parliament. The requirement applies to all retail sales over a twelve-month period beginning on April 1 of each year, and Renewables Obligation Certificates (“ROCs”) are issued to generators as evidence of qualified sourcing. ROCs are tradeable, and retailers who fail to present Ofgem with ROCs representing the full amount of their renewables obligation are required to make a balancing payment in the amount of any shortfall into a buy-out fund. Receipts from the buy-out fund are re-distributed to holders of ROCs.

•	To implement the EU’s Emissions Trading Directive, the United Kingdom introduced a greenhouse gas emissions allowance trading scheme at the beginning of 2005. This scheme will require companies to annually match carbon dioxide (CO2) emissions with allowances issued free of charge by the government. Carbon dioxide emissions from fossil fuel-fired power plants with a thermal input exceeding 20 MW are included in this scheme. During 2004, the government published a National Allocation Plan containing initial proposals for the allocation of emission allowances to current power plants, including those owned by E.ON UK. E.ON UK expects emissions allowances for its power plants to be allocated during 2005.

•	The application in the United Kingdom of the EU Large Combustion Plant Directive may prevent coal-powered generation facilities that have not been fitted with specified sulphur oxide and nitrous oxide reduction measures from operating for more than a total of 20,000 hours starting in 2008.
      Further information on the emissions allowance trading scheme and the Large Combustion Plant Directive is given in “— Environmental Matters.”
Non-regulated Business

Energy Wholesale
      During 2004, E.ON UK’s power generation and energy trading businesses were merged into a single business called “Energy Wholesale”. This change was designed to provide a greater strategic focus in the management of E.ON UK’s generation and trading activities and reinforce the close operational ties between the two businesses. For example, the energy trading business is responsible for purchasing the fuel burned in power stations that are managed by the generation business. The energy trading business also decides whether E.ON UK should generate or purchase electricity to cover its retail obligations, depending upon the prevailing market price of electricity. However, for the purpose of describing the business activities of E.ON UK the two businesses are described separately since they each cover distinct areas of activity.

Power Generation
      E.ON UK focuses on maintaining a low cost, efficient and flexible electricity generation business in order to compete effectively in the wholesale electricity market. As of December 31, 2004, E.ON UK owned either wholly, or through joint ventures, power stations in the United Kingdom with an attributable registered generating capacity of 9,265 MW, including 587 MW of CHP plants and 50 MW of hydroelectric plant, while its attributable portfolio of operational wind capacity stood at 183 MW. The modest decrease in E.ON UK’s generation capacity during the year reflected mothballing of the Killingholme plants, partially offset by the acquisition of the outstanding 50.0 percent interest in the CDC Module from Siemens Power Ventures, making E.ON UK the sole owner of the plant. E.ON UK’s share of the generation market in Great Britain remained relatively stable in 2004, at approximately 10 percent.
      E.ON UK generates electricity from a diverse portfolio of fuel sources. In 2004, approximately 62 percent of E.ON UK’s electricity output (excluding that produced by CHP schemes) was fuelled by coal and approximately 37 percent by gas, with the remaining 1 percent being generated from hydroelectric, wind and oil-fired plants. E.ON UK is continuing its effort to secure a balanced and diverse portfolio of fuel sources, giving it the flexibility to respond to market conditions and to minimize costs.
      E.ON UK also regularly monitors the economic status of its plant in order to respond to changes in market conditions. This flexibility was demonstrated during 2004, when E.ON UK shut down two oil-fired units at Grain for the summer, and then returned these two units for winter use later in the year. Work also commenced at Killingholme to bring both modules back to service at full capacity during 2005. Both actions were in response to increasing market prices which made the resumed operation of both plants economically attractive.
      The following table sets forth details about E.ON UK’s electric power generation facilities in the United Kingdom, including their total capacity, the stake held by E.ON UK and the attributable capacity to E.ON UK for each facility as of December 31, 2004, as well as their start-up dates:
E.ON UK ELECTRIC POWER STATIONS

		E.ON UK’s Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Hard Coal
Ironbridge U1(1)	485	100.0	485	1970
Ironbridge U2(1)	485	100.0	485	1970
Kingsnorth U1(1)	485	100.0	485	1970
Kingsnorth U2(1)	485	100.0	485	1971
Kingsnorth U3(1)	485	100.0	485	1972
Kingsnorth U4(1)	485	100.0	485	1973
Ratcliffe U1(2)	500	100.0	500	1968
Ratcliffe U2(2)	500	100.0	500	1969
Ratcliffe U3(2)	500	100.0	500	1969
Ratcliffe U4(2)	500	100.0	500	1970

Total	4,910		4,910

Natural Gas
Cottam Development Centre (CDC) Module(3)	400	100.0	400	1999
Connahs Quay U1	345	100.0	345	1996
Connahs Quay U2	345	100.0	345	1996

		E.ON UK’s Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Natural Gas (continued)
Connahs Quay U3	345	100.0	345	1996
Connahs Quay U4	345	100.0	345	1996
Corby Module	401	50.0	200	1993

Total	2,181		1,980

Oil
Grain U1	650	100.0	650	1982
Grain U4	650	100.0	650	1984

Total	1,300		1,300

Other (including hydroelectric and wind farms)
Grain Aux GT1	28	100.0	28	1979
Grain Aux GT4	27	100.0	27	1980
Kingsnorth Aux GT1	17	100.0	17	1967
Kingsnorth Aux GT4	17	100.0	17	1968
Ratcliffe Aux GT2	17	100.0	17	1967
Ratcliffe Aux GT4	17	100.0	17	1968
Taylors Lane GT2	68	100.0	68	1981
Taylors Lane GT3	64	100.0	64	1979
Hydroelectric	50	100.0	50	1962
Wind farms(4)	197	various	183	various

Total	502		488

CHP schemes	587	100.0	587	various

Total Capacity	9,480		9,265

Shutdown/ Mothballed
Drakelow U9	333	100.0	333	1965
Drakelow U10	333	100.0	333	1965
Drakelow U12	333	100.0	333	1967
High Marnham U1	189	100.0	189	1959
High Marnham U2	189	100.0	189	1960
High Marnham U3	189	100.0	189	1960
High Marnham U4	189	100.0	189	1961
High Marnham U5	189	100.0	189	1962
Killingholme Mod 1	450	100.0	450	1992
Killingholme Mod 2	450	100.0	450	1993

Total	2,844		2,844

(1)	Biomass material co-fired during 2004.

(2)	In November 2003, E.ON UK obtained permission from the responsible government agency to begin an 18 month trial co-burning petcoke, a mixture of coal and oil, at Ratcliffe power station.

(3)	In January 2004, E.ON UK acquired the outstanding 50.0 percent interest in the CDC Module from Siemens Power Ventures, becoming the sole owner of the plant.

(4)	Scroby Sands wind farm commissioned as of December 31, 2004.
      In addition, E.ON UK owns Edenderry, which operates a 120 MW peat-fired plant in the Republic of Ireland.

      As part of the Midlands Electricity transaction, E.ON UK also acquired minority interests in companies that operate three gas-fired power plants in the United Kingdom, Pakistan and Turkey (see “Midlands Electricity Non-Distribution Assets” below).
      Nuclear. E.ON UK does not operate any nuclear power plants.
      Renewable Energy. E.ON UK plans to grow its renewable electricity generation business in response to the U.K. regulatory initiatives summarized above. E.ON UK’s wind generation projects are developed by E.ON UK Renewables Holdings Limited (“E.ON UK Renewables”). E.ON UK is already one of the leading developers and owner/operators of wind farms in the United Kingdom, with interests in 20 operational onshore and offshore wind farms with total capacity of 197 MW, of which 183 MW is attributable to E.ON UK.
      During 2004, E.ON UK completed construction of a large offshore windfarm site with a capacity of approximately 60 MW at Scroby Sands off the coast of East Anglia. The Scroby Sands project builds on E.ON UK’s success in commissioning the U.K.’s first offshore wind farm at Blyth during 2001. Additional onshore projects with an aggregate capacity of approximately 16 MW are currently under construction and potential projects with an aggregate capacity of approximately 755 MW are now in the development phase. In order to maximize its renewables capacity and optimize its development focus, E.ON UK is now concentrating on wind projects with a capacity of over 15 MW, rather than small wind and hydro projects.
      In addition to the planned expansion of its wind farm portfolio, E.ON UK is developing a biomass capability, which burns biological material derived from sustainable production methods. During 2004, E.ON UK co-fired biomass materials at the Kingsnorth and Ironbridge power stations, generating a total of 39 GWh by this method during 2004.
      As a part of its balanced approach, E.ON UK seeks to fulfill its renewables obligation through a combination of its own generation, renewable energy purchased from other generators under tradeable ROC contracts and direct payment of any residual obligation into the buy-out fund. For the period from April 1, 2003 to March 31, 2004, E.ON UK achieved the 4.3 percent target under the renewables obligation scheme described above.
      CHP. E.ON UK also operates large scale CHP schemes. CHP is an energy efficient technology which recovers heat from the power generation process and uses it for industrial processes such as steam generation, product drying, fermentation, sterilizing and heating. E.ON UK’s total operational CHP electricity capacity at December 31, 2004 was 587 MW. Clients range across a number of sectors, including pharmaceuticals, chemicals, paper and oil refining.

Energy Trading
      E.ON UK’s energy trading unit engages in asset-based energy marketing in gas and electricity markets to assist E.ON UK in commercial risk management and the optimization of its U.K. gross margin. The energy trading unit plays a key role in E.ON UK’s integrated electricity and gas business in the United Kingdom by acting as the “commercial hub” for all energy transactions. It manages price and volume risks and seeks to maximize the integrated value from E.ON UK’s generation and customer assets.
      Energy trading activities include:

•	Purchasing of coal, gas and oil for power stations;

•	Dispatching generation and selling the electrical output and ancillary services provided by E.ON UK’s power stations;

•	Purchasing gas and electricity as required for E.ON UK’s retail portfolio;

•	Managing the net position and risks of E.ON UK’s generation and retail portfolio;

•	Managing renewable obligations for the retail portfolio through long-term purchases and trading of ROCs;

•	Purchasing and/or trading of other environmental products, including Levy Exempt Certificates (issued in relation to the U.K. Climate Change Levy) and emissions products (including carbon permits);

•	Trading of weather derivatives, which assist in hedging volume variability in E.ON UK’s retail business; and

•	Achieving portfolio optimization and risk management.
      E.ON UK also engages in a controlled amount of proprietary trading in gas, power, coal and oil markets in order to take advantage of market opportunities and maintain the highest levels of market understanding required to support its optimization and risk management activities. The following table sets forth E.ON UK’s electricity and gas proprietary trading volumes for 2004 and 2003:

	2004	2003	2004	2003
	Electricity	Electricity	Gas	Gas
Proprietary Trading Volumes	billion kWh	billion kWh	billion kWh(1)	billion kWh

Energy bought	20.9	20.2	86.55	153.75
Energy sold	20.9	20.2	86.55	153.75

Gross volume	41.8	40.4	173.1	307.5

(1)	Proprietary gas trading volumes decreased significantly in 2004, as risk limit restraints limited trading, reflecting both higher prices and higher volatility in the gas market in 2004.
      In its energy trading operations, E.ON UK uses a combination of bilateral contracts, forwards, futures and options contracts and swaps traded over-the-counter or on commodity exchanges. E.ON UK also undertakes relatively low levels of trading in other commodities, including ROCs and weather derivatives. All of E.ON UK’s energy trading operations, including its limited proprietary trading, are subject to E.ON’s risk management policies for energy trading. For additional information on these policies and related exposures, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
      E.ON UK has in place a portfolio of fuel contracts of varying volume, duration and price, reflecting market conditions at the time of commitment. Coal contracts with a variety of suppliers within the United Kingdom and overseas ensure that supplies are secured for E.ON UK’s coal-fired plants, while maintaining enough flexibility to minimize the cost of generation across the total generation portfolio. E.ON UK’s coal import facilities at Kingsnorth power station and Gladstone Dock, Liverpool, provide secure access to international coal supplies.
      The supply of gas for E.ON UK’s CCGT and CHP plants is sourced through non-interruptible long-term gas supply contracts with gas producers (certain of which contain take or pay provisions), and through purchases on the forward and spot markets. As of October 1, 2004, E.ON Ruhrgas became a significant supplier of natural gas to E.ON UK pursuant to a long-term supply contract between the parties. The agreed framework for the E.ON Ruhrgas contract is essentially that of a “take or pay” arrangement. Risk management arrangements in respect of the volume and price risks associated with E.ON UK’s gas supply contracts are conducted through trading on the spot, over-the-counter and bilateral markets. For additional details on these contractual commitments, see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations” and Notes 24 and 25 of the Notes to Consolidated Financial Statements.

Retail
      E.ON UK sells electricity, gas, fixed line telephone services and other energy-related products to residential, business and industrial customers throughout Great Britain. As of December 31, 2004, E.ON UK supplied approximately 8.8 million customer accounts, of which 8.7 million were residential and small and medium sized business customer accounts and 0.1 million were industrial customer accounts. During the year, there was a net increase in the total number of customer accounts of approximately 0.1 million. This increase reflected a significant increase in the number of gas customers in the fourth quarter of 2004 following the announcement by competitors of increased prices, that was partially offset by reductions in accounts due to write-offs and small net losses in the number of telecoms and electricity customers. E.ON UK continues to focus on reducing the costs of its retail business, through efficiency improvements, more economical procurement of services and the utilization of lower cost sales channels.

      TXU Acquisition. The acquisition of the TXU Group’s U.K. retail business in 2002 more than doubled the size of E.ON UK’s retail business. E.ON UK has completed the integration of the former TXU operations with its own retail activities and has rebranded all of the former TXU services under the Powergen brand. Residential and small and medium sized customer activities are conducted at sites in the East Midlands, while industrial and commercial activities are divided between Coventry and Ipswich, where the former TXU Group activities were headquartered. Synergy benefits realized include an overall reduction of over 500 in the headcount of the combined retail operations. The integration process also included E.ON UK’s re-negotiation of TXU’s contract with Vertex, a division of United Utilities plc which had provided customer service support to TXU, to secure cost savings in the provision of call-related support, as well as billing and collection services to retail customers. The integration was successfully completed in 2004, with full migration of customer accounts to E.ON UK systems targeted for the first half of 2005.
      Residential and Small and Medium Sized Business Customers. The residential business had approximately 8.2 million customer accounts as of December 31, 2004. The number of accounts in the small and medium sized business sector totaled approximately 0.5 million at year-end 2004. Approximately 66 percent of E.ON UK’s residential customer accounts are electricity customers, 33 percent are gas customers and 1 percent are fixed line telephone customers. Individual retail customers who buy more than one product (i.e., electricity, gas or fixed line telephone services) are counted as having a separate account for each product, although they may choose to receive a single bill for all E.ON UK-provided services. In the residential and small and medium sized business customers sector, E.ON UK sold 36.2 TWh of electricity and 66.2 TWh of gas in 2004, as compared with 37.4 TWh of electricity and 66.8 TWh of gas in 2003.
      E.ON UK targets residential and small and medium sized business customers through national marketing activities such as media advertising (including print, television and radio), targeted direct mail, public relations and online campaigns under its Powergen brand. E.ON UK also seeks to continue to exploit the high level of national awareness of its Powergen brand and has taken steps to enhance the strength of its brand, including the sponsorship of high profile, national sports competitions such as the Powergen Cups in Rugby Union and Rugby League. E.ON UK is also the main sponsor for Ipswich Town, a soccer team playing in the English Championship league.
      In an environment of rising wholesale energy prices and increasing environmental costs, E.ON UK and its competitors implemented a number of electricity and gas price increases affecting residential and small business users in 2004. E.ON UK’s cumulative increases amount to 16.4 percent for electricity and 18.5 percent for gas. At the same time, E.ON UK has also implemented a package of measures to limit the effects of rising wholesale costs on its most vulnerable customers, including free cavity wall insulation for customers aged 60 or older, halving the surcharge paid by prepayment electricity customers and maintaining the former prices for Age Concern Energy Services customers.
      Industrial and Commercial. In the industrial and commercial sector, E.ON UK sold 26.5 TWh of electricity and 35.9 TWh of gas to approximately 0.1 million customer accounts in 2004, as compared with 34.6 TWh of electricity and 35.6 TWh of gas in 2003. E.ON UK’s focus in this area remains on acquiring and retaining the most profitable contracts available.
Regulated Business

Distribution
      The distribution business in the United Kingdom is effectively a natural monopoly within the area covered by the existing network due to the cost of providing an alternative distribution network. Accordingly, it is highly regulated. However, new distribution licenses are available for network developments, including for those areas already covered by an existing distribution license, and electricity distribution could also face indirect competition from alternative energy sources such as gas. For details on the license system, see “— Regulatory Environment — U.K.”
      East Midlands Electricity Distribution plc (“EME”) and Midlands Electricity, both wholly-owned subsidiaries of E.ON UK, own, manage and operate two electricity distribution networks servicing the East and West

Midlands areas of England, respectively. The combined service areas cover approximately 11,312 square miles, extending from the Welsh border in the West to the Lincolnshire coast in the East and from Chesterfield in the North to the northern outskirts of Bristol in the South and containing a resident population of approximately ten million people. The networks distribute electricity to approximately 4.8 million homes and businesses in the combined service areas, and virtually all electricity supplied to consumers in the service areas (whether by E.ON UK’s retail business or by other suppliers) is transported through the EME or Midlands Electricity distribution network.
      E.ON UK has begun an integration process for the EME and Midlands Electricity distribution businesses which it expects will result in more efficient operations as well as cost savings. E.ON UK has combined the two distribution networks in a single business, which is called “Central Networks.” This combined business is managed by a centralized management team, and uses the same network management methodologies and staff to operate both networks but maintains the current, separate distribution licenses. E.ON UK is pursuing a rapid integration program with the goal of achieving a substantial reduction in operating costs within the first three years of integration. Around 700 staff performing administrative and overhead functions are expected to leave the business and the number of sites will be reduced from 52 to 34 by mid-2005. In addition, about 25 information systems projects are progressing according to plan. E.ON UK will also seek further improvements in the business by continuing to develop the metering and connections businesses.
      The following table sets forth the total distribution of electric power by E.ON U.K.’s business for each of the periods presented:

	Total	Total
	2004	2003	%
Distribution of Power to	million kWh	million kWh	Change

Large non-domestic customers(1)	26,610	13,684	+94.5
Domestic and small non-domestic customers(1)	30,583	15,665	+95.2

Total	57,193	29,349	+94.9

(1)	The increase in volumes is primarily attributable to the first-time inclusion of Midlands Electricity.
      Distribution customers are billed on the basis of published tariffs, which are set by the company and adhere to Ofgem’s price control formulas. The existing price controls are due to be reset with effect from April 1, 2005. Ofgem began work to review these price controls in 2002. In November 2004 the electricity distribution price control review culminated with Ofgem’s final proposals for the new price controls to run from April 2005 until March 2010. The final proposals set out the allowed income for investing in and operating the network, as well as five-year performance targets. E.ON UK accepted Ofgem’s final proposals in principle in December 2004.
Other

Asian Asset Management
      In 2004, E.ON UK completed the divestment of its Asian asset management business, which consisted of its 35.0 percent interest in PT Jawa Power, owner of a 1,220 MW plant at Paiton in Indonesia, and 100 percent of the associated operations and maintenance company, PT Jawa Power Timur. In January 2004, E.ON UK reached an agreement to sell this stake to Keppel Energy Pte Ltd (“Keppel Energy”) and Electric Power Development Co Ltd (“J-Power”). In April 2004, an existing shareholder, PT Bumipertiwi Tatapradipta (“Bumipertiwi”), exercised its pre-emption rights over this sale, and E.ON UK therefore terminated the agreement with Keppel and J-Power. In August 2004, E.ON UK entered into agreements with Bumipertiwi and YTL Power International (“YTL PI”) reflecting Bumipertiwi’s exercise of its pre-emption rights and subsequent sale of its interest to YTL PI. E.ON UK completed the disposal of this investment in December 2004.

Midlands Electricity Non-Distribution Assets
      E.ON UK also acquired a number of non-distribution businesses in the Midlands Electricity transaction. These include an electrical contracting operation and an electricity and gas metering business in the United

Kingdom, as well as minority equity stakes in companies operating three electricity generation plants. These consisted of a 26.7 percent interest in Teeside Power Ltd (“TPL”), which owns and operates a 1,700 MW CCGT plant in England, a 40.0 percent interest in Uch Power Ltd, which owns and operates a 586 MW CCGT plant in Pakistan, and a 31.0 percent interest in Trakya Electric Uretin ve Ticaret A.S., which owns and operates a 478 MW CCGT plant in Turkey. E.ON UK agreed to sell its interest in Uch Power to International Power plc in March 2004, and completed such sale in February 2005. On December 22, 2004, E.ON UK sold its 7.5 percent indirect interest in TPL to Enron Europe Power 3 Ltd, TPL’s majority shareholder. The continued ownership of the remaining 19.2 percent interest in TPL, which is directly held by Midlands Electricity, is under review. E.ON UK has decided to retain the electricity and gas metering services business within Central Networks, as well as core parts of the contracting business, but has decided to close or sell the non-core parts of the contracting business.
NORDIC

Overview
      As of December 31, 2003, as part of E.ON’s reorganization of its core energy business into new market units, E.ON transferred E.ON Nordic from a subsidiary of E.ON Energie to E.ON AG. Effective as of January 1, 2004, E.ON Nordic leads the new market unit “Nordic.” E.ON Nordic’s principal business is the generation, distribution, marketing, sale and trading of electricity, gas and heat, mainly in Sweden and Finland. It operates through the two integrated energy companies Sydkraft, the second-largest Swedish utility (on the basis of electricity sales and production capacity), and E.ON Finland. E.ON Nordic and its associated companies are actively involved in the ownership and operation of power generation facilities. Through Sydkraft and E.ON Finland, E.ON Nordic owns interests in power stations with a total installed capacity of approximately 16,317 MW, of which its attributable share is approximately 7,971 MW (not including mothballed and shutdown power plants). E.ON’s interest in E.ON Finland is currently the subject of arbitration proceedings. See “E.ON Finland” below.
      In 2004, electricity accounted for approximately 69 percent of E.ON Nordic’s sales, heat revenues accounted for approximately 15 percent, gas revenues accounted for approximately 6 percent and other activities accounted for approximately 10 percent. In 2004, E.ON Nordic had total sales of €3.3 billion (including €395 million of energy taxes) and adjusted EBIT of €701 million. Sydkraft accounted for €3.1 billion or approximately 92 percent of this sales total, while E.ON Finland accounted for the remaining €257 million or approximately 8 percent of E.ON Nordic’s sales.
      Sydkraft. As of December 31, 2003, as a result of E.ON’s on.top project, E.ON AG holds Sydkraft directly through E.ON Nordic. In 2004, E.ON Nordic was the largest shareholder in Sydkraft with a 55.2 percent equity and a 56.6 percent voting interest. Statkraft, the remaining major minority shareholder in Sydkraft, has a put option allowing it to sell any or all of its 44.6 percent equity interest in Sydkraft to E.ON Energie at any time through December 15, 2007 (the termination date having been extended by two years in 2003).
      Sydkraft is active in the generation, distribution, marketing and sale of electricity. In 2004, it had a total installed generation capacity of 7,773 MW and generated 32,133 million kWh of electricity. Sydkraft generated about 54 percent of its electric power at nuclear power plants and about 42 percent at hydroelectric plants in 2004. The remaining 4 percent was generated using fuel oil, hard coal, biomass, natural gas, wind power and waste. Sydkraft also supplies gas, is active in the heat and waste business and conducts electricity trading activities. In 2004, Sydkraft had sales of €3.1 billion. Electricity contributed approximately 70 percent, heat 14 percent, gas 5 percent and other 10 percent of 2004 sales. Other sales are mainly attributable to the waste business, as well as the company’s remaining non-core activities ElektroSandberg AB and Sydkraft Bredband AB. Sydkraft traded a total of approximately 64 TWh of electricity in 2004 (including both purchases and sales). Sydkraft is primarily active in Sweden. The company also operates to a minor degree in Finland, Denmark and Poland. In 2004, Sydkraft estimated that it supplied about 14 percent of the electricity consumed by end users in Sweden.
      In November 2003, Sydkraft increased its stake in the Swedish utility Graninge to a majority shareholding and fully consolidated Graninge. As of year-end 2003, Sydkraft held 79.0 percent of Graninge. The stake in

Graninge increased to 100.0 percent by June 2004 following the completion of a mandatory tender offer. See also “— History and Development of the Company — Other Significant Events.” Graninge’s service territory partially borders that of Sydkraft. By working together more closely, the two utilities are expected to achieve cost savings, particularly in their generation, distribution, and retail operations. In addition, Graninge has successfully established activities in the Stockholm region, which complement Sydkraft’s other operations in Sweden. Sydkraft began an integration process for Graninge in early 2004, which is expected to be completed by the end of 2005.
      In September 2004, E.ON agreed further details regarding its agreement in principle with the Norwegian energy company Statkraft to sell a portion (1.6 TWh) of the generation capacity that Sydkraft had acquired as part of the Graninge acquisition to its minority shareholder Statkraft. This corresponds to approximately 5 percent of Sydkraft’s annual electricity production, and approximately 50 percent of the capacity it acquired with the majority of Graninge. E.ON expects that contract negotiations will be completed in the first half of 2005. The purchase price is expected to be approximately €500 million.
      In 2004 and the beginning of 2005, Sydkraft disposed of a number of smaller non-core businesses for overall proceeds of approximately €15 million. In addition, Sydkraft reached an agreement in principle with E.DIS, a subsidiary of E.ON Energie, to sell its Polish heat activities to E.DIS. The transaction is expected to be completed in the first half of 2005.
      On January 8 and 9, 2005, a severe storm hit Sweden and devastated large areas of forest in southern Sweden. This had a serious effect on the distribution grid, which in some areas was destroyed. Approximately 420,000 households in Sweden, including approximately 250,000 Sydkraft customers, were affected by power outages. Some customers, including Sydkraft customers, were left without electricity for several weeks. All households, with the exception of a few currently uninhabited summer homes, were reconnected to their electricity supply within a period of six weeks. Sydkraft estimates that the cost for rebuilding its distribution grid and compensating customers will total approximately €164 million.
      Sydkraft expects to change its legal name to E.ON Sverige AB (“E.ON Sverige”) in 2005. The Company believes that the rebranding to E.ON Sverige will positively affect E.ON Nordic’s retail operations and that rebranding will allow for more efficient Group brand management.
      E.ON Finland. E.ON Nordic also holds a majority shareholding in E.ON Finland (formerly Espoon Sähkö Oyj). In 2004, E.ON Nordic was the largest shareholder in E.ON Finland with a 65.6 percent stake. The city of Espoo, the former majority shareholder in E.ON Finland, retains a 34.2 percent stake and the remaining 0.2 percent of E.ON Finland, which is listed on the Helsinki Stock Exchange, is held by other shareholders. In September 2001, when E.ON Nordic acquired its shareholding in E.ON Finland, E.ON Nordic and the city of Espoo entered into a shareholders’ agreement, which contains restrictions regarding the transfer of shares in E.ON Finland. In April 2002, E.ON Nordic entered into a call option agreement, in which the Finnish company Fortum Power and Heat Oy (“Fortum Power”) was granted a call option in relation to E.ON Nordic’s entire shareholding in E.ON Finland; the call option can be exercised in the first quarter of 2005, but any sale is subject to certain legal restrictions pursuant to the shareholders’ agreement with the city of Espoo. Fortum Power was aware of the content of the shareholders’ agreement, including these restrictions, when it entered into the call option agreement. The shareholders’ agreement has thereafter been amended but still contains restrictions regarding the transfer of shares in E.ON Finland. On January 17, 2005, E.ON Nordic received notice from Fortum Power that Fortum Power wished to exercise its call option. E.ON Nordic has notified Fortum Power that E.ON Nordic is not in a position to transfer its shares to Fortum Power due to statements of the city of Espoo based on the restrictions as contained in the shareholders’ agreement. On February 3, 2005, Fortum Power filed a request for arbitration seeking to enforce its call option. No assurance can be given as to the outcome of these proceedings.
      E.ON Finland is active in the generation, distribution, marketing and sale of electricity and heat, as well as the supply of gas in Finland, primarily in the Espoo region near Helsinki and in the Joensuu region. In 2004, it had a total installed generation capacity of 198 MW and generated 977 million kWh of electricity. E.ON Finland generated about 38 percent of its electric power at coal-fired power plants and about 36 percent at gas-fired plants in 2004. The remaining 26 percent was generated using biomass and hydroelectric plants. In 2004, E.ON Finland had sales of €257 million. Electricity contributed approximately 62 percent, heat 35 percent, and other 3 percent of 2004 sales. E.ON Finland also has an electricity trading business and traded a total of approximately 42 TWh of electricity in 2004 (including both purchases and sales).
      In 2004, E.ON Finland estimated that it supplied about 7 percent of the electricity consumed by end users in Finland.

Operations
      In the Nordic region, electricity generated at power stations is delivered to consumers through an integrated transmission and distribution system. For information about the principal segments of the electricity industry, see “— Central Europe — Operations.” E.ON Nordic and its associated companies are actively involved in electricity generation, distribution, retail and trading.
      The following table sets forth the sources and sales channels of electric power in E.ON Nordic’s operations during each of 2004 and 2003:

	Total 2004	Total 2003%
Sources of Power	million kWh	million kWh	Change

Own generation	33,110	25,595	+29.4
Purchased power from jointly owned power stations	11,030	10,013	+10.2
Power purchased from outside sources	7,376	6,742	+9.4
Total power procured(1)	51,516	42,350	+21.6
Power used for operating purposes, network losses and pump storage	(2,054)	(1,806)	-13.7

Total	49,462	40,544	+22.0

Sales of Power

Residential customers	9,132	6,613	+38.1
Commercial customers	14,454	13,496	+7.1
Sales partners(2)/Nordpool	25,876	20,435	+26.6

Total(1)	49,462	40,544	+22.0

(1)	Excluding physically-settled electricity trading activities. Nordic’s physically-settled electricity trading activities (including both purchases and sales) amounted to 44 million kWh and 40 million kWh in 2004 and 2003, respectively.

(2)	Sales partners are co-owners in E.ON Nordic’s majority-owned power plants, primarily nuclear power plants, to which E.ON Nordic sells electricity at prices equal to the cost of production.
      In 2004, E.ON Nordic procured a total of 51,516 kWh of electricity, including 2,054 kWh used for operating purposes, network losses and pumped storage. E.ON Nordic purchased a total of 11,030 kWh of power from power stations in which it has an interest of 50 percent or less. In addition, E.ON Nordic purchased 7,376 kWh of electricity from other sources, mainly from the Nordpool power exchange. In 2004, own generation volumes increased by approximately 3.2 billion kWh due to the Graninge acquisition and by approximately 4.3 billion kWh in existing operations, primarily as a result of the improving hydrological situation, as well as the higher availability of nuclear power plants compared with 2003. Sales to residential and commercial customers increased by approximately 3.5 billon kWh in 2004, mainly due to the full-year inclusion of Graninge, while sales to sales partners and Nordpool increased by approximately 5.4 billion kWh in 2004 due to increased hydroelectric and nuclear power generation. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2004 Compared with Year Ended December 31, 2003 — Nordic.”

      In 2004, E.ON Nordic supplied approximately 6 percent of the electricity consumed by end users in the Nordic countries.
      E.ON Nordic also operates wholesale and retail gas businesses in Sweden, Denmark and Finland. The following table sets forth the sources and sales channels of gas in E.ON Nordic’s operations during each of 2004 and 2003:

	Total 2004	Total 2003%
Sources of Gas	million kWh	million kWh	Change

Long-term gas supply contracts	9,252	9,014	+2.6
Market purchases	402	602	-33.2

Total gas supplied	9,654	9,616	+0.4

Sale and Use of Gas

Gas used for own generation	2,539	2,637	-3.7
Sales to industrial and distribution customers	6,963	6,798	+2.4
Sales to residential customers	152	181	-16.0
Market sales	0	0	—

Total gas used and sold(1)	9,654	9,616	+0.4

(1)	Total gas used and sold increased in 2004 due to the first-time full year inclusion of Graninge. This effect was, however, almost entirely offset by lower sales in the existing operations, mainly reflecting lower consumption of selected industrial customers and slightly higher average temperatures in 2004.

Market Environment
      Electricity. The electricity markets in Sweden and Finland have undergone major and far-reaching changes since the mid-1990s. Electricity market reforms have been instituted in both countries with the goal of increasing efficiency and keeping electricity prices low. Market integration and increased competition were seen as means to attain this objective. Privatization has not been an objective, and consequently the degree of public ownership in the electricity supply industry is essentially unaffected by the electricity market reforms.
      The first major step in Swedish market reform was taken in 1991, with the decision to separate transmission from generation. Svenska Kraftnät, established to manage the Swedish main transmission network, started operating in 1992. The networks were gradually opened to new participants, and legislation providing for competition became effective January 1, 1996. Finland instituted market competition beginning June 1, 1995. In 1997, Finland merged the grid operations of its two companies into a single national grid company, Fingrid.
      Today, the key feature of the Swedish and Finnish electricity markets is that there is a strict separation between the natural monopoly and the competitive parts of the industry. Thus, transmission and distribution, which are seen as natural monopolies, are separated from generation, retail sales and trading. In order to make competition in generation and retail sales possible, third party access to transmission and distribution networks is guaranteed. The prices and quality of transmission and distribution services are subject to regulation by a sector-specific regulator in each country. Moreover, in each country a central transmission system operator is responsible for the stability of the system. Thus, although there is a common spot market and free trade across the national borders, system control remains a national responsibility.
      Following deregulation, the electricity trading market in Sweden, Finland, Norway and Denmark (the “Nordic countries”) is a liquid and transparent commodity market with trading taking place through the Nordic electricity exchange Nordpool. The market participants at Nordpool include power generators, distributors, industrial companies, other end users and portfolio managers. The electricity exchange markets consist of a spot market (delivery in the next 24-hour period), a financial market (contracts of up to four years for longer term hedging) and clearing operations. The current volume of electricity traded at the Nordpool spot market exchange is equal to approximately 30 percent of underlying consumption in the Nordic countries. As a result, pricing in the Nordic market has become increasingly efficient, with reduced transaction costs and high transparency. In addition, the exchange price is used as a reference price for a large part of bilateral trading contracts. The prices on the spot and forward markets are generally used as the basis for sales contracts with end customers.
      The electricity supply system in the Nordic countries is highly dependent on the hydro power systems in Norway and Sweden. The inflow of water in the two countries is generally well correlated, i.e. low inflow in Norway usually coincides with a low inflow in Sweden. On a region-wide basis, this means that hydro power generation varies widely between dry and rainy years. In a normal year, total hydro power generation in the Nordic countries amounts to approximately 190-200 TWh. Hydro power has relatively low variable costs and is therefore the generation source that is the first to be put to use (base load). When the water level of hydro power reservoirs decreases, other sources of power generation have to be put into operation at increasing marginal cost. Although long-term precipitation is relatively stable in the region, wide variations occur in the short term both within individual years and between years. As a result, the price on the Nordpool electricity spot market can vary widely both within a given year and between years.
      In 2003, which was a dry year, the total volume of electrical energy generated by hydro power in the Nordic countries was 168 TWh. The system price, i.e. the traded price on Nordpool, reached levels of over 200 öre/kWh in the beginning of 2003 and did not drop below 30 öre/kWh until the end of March. Compared to this, prices in earlier years exceeded 30 öre/kWh only on a few occasions. During the summer of 2003, the price decreased to 20 öre/kWh, and then rose to levels between 25 and 30 öre/kWh during the autumn and winter. In 2004, the total volume of electrical energy generated by hydro power was 177 TWh, mainly due to low reservoir levels in the first three quarters of 2004 that were primarily attributable to the dry weather in 2003. Electricity prices in Sweden remained stable during that time at levels around 30 öre/kWh. Prices on the spot market as well as on the forward markets had a peak during summer and early autumn, with the spot price reaching levels of almost 40 öre/kWh. By the fourth quarter, more normal levels of rainfall during the course of the year allowed reservoir levels to recover and at year-end reservoirs were near normal levels. At year-end, electricity spot prices were quoted at levels around 20 öre/kWh.
      Electricity consumption in the Nordic countries decreased during 2002 and 2003, before recovering in 2004. In 2001 there was a demand of 393 TWh, which fell in 2002 to 388 TWh and in 2003 to 380 TWh, with the decrease in demand being due to high electricity prices following the extremely dry autumn of 2002. In 2004, electricity consumption recovered to around 390 TWh.
      In May 2003, the Swedish government introduced an electricity certificate system to support renewable electrical energy. This is a market-based support system in which the price of the electricity certificates is the result of the relationship between supply and demand on the electricity certificate market. The aim of the system is to increase the volume of electricity produced from renewable sources by 10 TWh by 2010 as compared with the 2002 level. Electricity certificates are granted by the Swedish government to generators of electricity from renewable sources. For every MWh of electricity produced from such sources the generator is given one certificate that it can sell in addition to the electricity generated. In order to create a demand for electricity certificates, it is mandatory for most electricity end users (including residential customers) to purchase a certain number of certificates in proportion to their consumption. This is known as the quota obligation. During 2003, the average quota obligation amounted to 7.4 percent of electricity consumed from May 1 to December 31. In 2004, the average quota obligation amounted to 8.1 percent over the full year. The quota obligation is scheduled to gradually increase up to 16.9 percent in 2010. Any applicable end user who fails to meet this quota obligation must instead pay a quota obligation charge to the Swedish government. Electricity certificates may be traded.
      E.ON Nordic’s main competitors in the Nordic generation market are the Swedish energy company Vattenfall AB (“Vattenfall”), the Finnish utility Fortum and the Norwegian energy company Statkraft. Vattenfall and Fortum are also the main competitors of Sydkraft in the Swedish retail market. Fortum is the main competitor of E.ON Finland in the Finnish retail market.
      Natural Gas. The Swedish gas pipeline system is constructed along the western coast of Sweden, starting in Dragör, Denmark and ending in Gothenburg, Sweden. Gas represents 20 percent of the total energy supply in this region, while at the national level, it comprises somewhat less than 2 percent of Sweden’s total energy supply. In 2004, gas consumption in Sweden amounted to approximately 10 TWh. The Swedish gas market is characterized by a small number of companies and a high degree of vertical integration. There are currently about ten competitors active in the Swedish market, with Sydkraft accounting for the distribution and sale of approximately half of all gas distributed and sold in Sweden in 2004. The major competitors in the end customer market are municipally owned companies with customers mainly in the geographic area of their municipality. The most important of those are Göteborgs Energi, Öresundskraft and Lunds Energi. In addition, the Danish gas company DONG competes in the Swedish gas market.
      Deregulation in the Swedish gas market is ongoing and the final steps will be taken during 2005. Deregulation’s first major impact on the natural gas market came in 2003 when large customers (with an annual consumption of more than 15 million m3) became free to sign separate supply and distribution contracts. As of July 2005, all non-household customers will have the ability to enter into separate contracts. By the end of 2005, Sydkraft expects the deregulated volume to represent approximately 90 percent of the total gas sales volume in the Swedish market. Current contracts for most gas customers require one year notice before they can be terminated. To date, few industrial customers have terminated their contracts with Sydkraft in advance of the market opening.
      District Heating. District heating supplies residential buildings, commercial premises and industries with heat for space heating and domestic hot water production.
      In Sweden, most district heating companies are still owned by municipalities, although the current trend is for large energy groups to acquire municipal companies. Sydkraft is actively participating in this privatization process. District heating is not price-controlled. The price of competing alternatives serves, however, as a ceiling for the prices that district heating companies can charge. Similar to Sweden, Finland does not regulate district heating prices or revenues.

Power Generation
      General. E.ON Nordic owns interests in electric power generation facilities in Sweden and Finland with a total installed capacity of approximately 16,317 MW, its attributable share of which is approximately 7,971 MW (not including mothballed, shutdown or reduced power plants).
      E.ON Nordic generates electricity primarily at nuclear and hydroelectric power plants, with a small percentage generated at other types of power plants. In 2004, approximately 53 percent of E.ON Nordic’s electric output was fuelled by nuclear, 40 percent by hydroelectric, and the remaining 7 percent by other fuels including oil, hard coal, biomass, natural gas, wind and waste.
      Based on the consolidation principles under U.S. GAAP, E.ON Nordic reports 100 percent of revenues and expenses from majority-owned power plants in its consolidated accounts without any deduction for minority interests. Conversely, 50 percent and minority-owned power plants are accounted for by the equity method. Power generation in jointly owned plants is generally reported based on E.ON’s ownership percentage.
      The following table sets forth E.ON Nordic’s major electric power generation facilities (including cogeneration plants), the total capacity, the stake held by Sydkraft or E.ON Finland and the capacity attributable to Sydkraft or E.ON Finland for each facility as of December 31, 2004, and their start-up dates.
E.ON NORDIC ELECTRIC POWER STATIONS

		Sydkraft’s/E.ON
		Finland’s Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Nuclear
Barsebäck 2(S)	600	25.8	155	1977
Forsmark 1(S)	961	9.3	90	1980
Forsmark 2(S)	954	9.3	89	1981
Forsmark 3(S)	1,185	10.8	128	1985

		Sydkraft’s/E.ON
		Finland’s Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Nuclear (continued)
Oskarshamn I(S)	467	54.5	255	1972
Oskarshamn II(S)	602	54.5	328	1974
Oskarshamn III(S)	1,160	54.5	632	1985
Ringhals 1(S)	835	25.8	215	1976
Ringhals 2(S)	872	25.8	225	1975
Ringhals 3(S)	920	25.8	237	1981
Ringhals 4(S)	915	25.8	236	1983

Total	9,471		2,590

Hydroelectric
Balforsen(S)	88	100.0	88	1958
Bergeforsen(S)	160	44.0	70	1955
Bjurfors nedre(S)	78	100.0	78	1959
Blasjön(S)	60	50.0	30	1957
Degerforsen(S)	63	100.0	63	1965
Edensforsen (Aseleälven)(S)	67	93.7	63	1956
Edsele(S)	60	100.0	60	1965
Forsse(S)	52	100.0	52	1968
Gulsele (Aseleälven)(S)	64	65.0	42	1955
Hällby (Aseleälven)(S)	84	65.0	55	1970
Hammarforsen(S)	79	100.0	79	1928
Harjavalta(1)(FIN)	76	13.2	10	1945
Harrsele(S)	223	50.6	113	1957
Hjälta(S)	178	100.0	178	1949
Järnvägsforsen(S)	100	94.9	95	1975
Korselbränna (Fjällsjöälven)(S)	130	100.0	130	1961
Kvistforsen(1)(S)	140	100.0	140	1962
Moforsen(S)	135	100.0	135	1968
Olden (Langan)(S)	112	100.0	112	1974
Pengfors(S)	52	65.0	34	1954
Ramsele(S)	157	100.0	157	1958
Rätan(S)	60	100.0	60	1968
Selsfors(S)	61	10.6	6	1944
Stensjön (Harkan)(S)	95	50.0	48	1968
Storfinnforsen(S)	112	100.0	112	1953
Trangfors(S)	73	100.0	73	1975
Other (<50 MW installed capacity)	1,403	n/a	1,044	n/a

Total	3,962		3,127

Fuel Oil
Barsebäck GT(S)	84	100.0	84	1974
Bravalla(S)	240	100.0	240	1972
Halmstad G11(S)	78	100.0	78	1973
Halmstad G12(S)	172	100.0	172	1993

		Sydkraft’s/E.ON
		Finland’s Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Fuel Oil (continued)
Kainuun Voima (FIN)	56	50.0	28	1989
Karlshamn G1(S)	332	70.0	232	1971
Karlshamn G2(S)	332	70.0	232	1971
Karlshamn G3(S)	326	70.0	228	1973
Karskär G4(S)	125	50.0	63	1968
Öresundsverket GT(S)	126	100.0	126	1971
Oskarshamn GT(S)	80	54.5	44	1973
Other (<50 MW installed capacity)	100	n/a	64	n/a

Total	1,995		1,563

Natural Gas
Heleneholm G11, G12(S)(CHP)	130	100.0	130	1966 + 1970
Suomenoja GT (FIN)	50	100.0	50	1989

Total	180		180

Hard Coal
Suomenoja(2)(FIN)	80	100.0	80	1977

Wind Power
Sweden	17	n/a	17	n/a
Denmark	166	n/a	33	n/a

Total	183		50

Other Power Plants
Abyverket G1, G2, G3(S)(CHP)	151	100.0	151	1962-1974
Händelö (Norrköping)(S)(CHP)	100	100.0	100	1983
Joensuu Bio(2)(FIN)	65	100.0	65	1986
Kainuun Voima (FIN)	82	50.0	41	1989
Karskär G3(S)	48	50.0	24	1968

Total	446		381

Shutdown
Barsebäck 1(S)(Nuclear)	—	25.8	—	1975

Total	16,317		7,971

(1)	Power plant expected to be transferred to Sydkraft’s minority shareholder Statkraft in 2005 according to an agreement in principle.

(2)	Power plant of E.ON Finland.

(FIN)	Located in Finland.

(S)	Located in Sweden.

(CHP)	Combined Heat and Power Generation.
      Pending receipt of the necessary approvals, Sydkraft plans to build a new gas-fired CHP plant in the Swedish city of Malmö. In addition, efficiency improvements, which are expected to result in an increase of generation capacity, are planned for the nuclear reactors in Forsmark, Ringhals and Oskarshamn. Sydkraft expects that the implementation of these efficiency measures may begin in 2005, following the receipt of the necessary approvals.

      Nuclear Power. In Sweden, Sydkraft operates three nuclear power plants (Oskarshamn I – III), which provided 54 percent of its total power output in 2004 (53 percent of E.ON Nordic’s total power output in 2004). In addition, Sydkraft holds minority participations in all other Swedish nuclear power reactors. Sydkraft receives a share of the electrical power produced at these plants according to its respective shareholding. The purchase price for this electricity is determined on the basis of the production cost.
      Sydkraft’s nuclear power plants are required to meet applicable Swedish safety standards, which are described in “— Environmental Matters — Nordic.” In Sweden, nuclear waste is handled by Svensk Kärnbränslehantering AB (“SKB”), which is owned by the domestic nuclear power producers and controlled by various state institutions. Sweden’s low and intermediate-level nuclear waste is deposited in the Repository for Radioactive Operational Waste, located at the Forsmark nuclear power plants. Spent nuclear fuel and other high-level nuclear waste are placed in temporary storage at the Central Interim Storage Facility for Spent Nuclear Fuel, situated near the Oskarshamn nuclear power plants. No long-term repository has yet been constructed for spent nuclear fuel, but SKB is planning to build a deep repository for the long-term storage of all spent nuclear fuel. Sydkraft expects that a decision will be taken on where the deep repository is to be built by 2010, with the first nuclear waste expected to be stored there by 2017.
      In 1997, a law concerning the phase out of nuclear power was passed pursuant to which the government can decide to revoke a license to conduct nuclear operations, but must compensate the owner of the nuclear plants that are phased out. Sydkraft has one nuclear reactor, Barsebäck 1, which has been closed under this law in 1999 and for which Sydkraft received compensation. Beginning in 2002, the Swedish government appointed a special negotiator whose task was to negotiate with the Swedish energy industry on behalf of the government, with the aim of reaching an agreement about a sustainable policy for the energy system.
      In September 2004, these negotiations were unilaterally abandoned by the Swedish government. At the same time, the government has opted for the phase-out of the nuclear reactor block Barsebäck 2 in 2005. The effect of a possible phase-out of Barsebäck 2 on Sydkraft had already been taken into account in the agreement when Barsebäck 1 was shut down in 1999. According to this agreement, Sydkraft will be compensated through an increase of its ownership in Ringhals AB, which owns the Ringhals nuclear plant, from 25.8 percent to approximately 29.6 percent. This will give Sydkraft almost the same share in nuclear power production capacity as before the phase-out of Barsebäck 2. As of today, Sydkraft has no other nuclear power plants that have been explicitly targeted for early phase-out by the Swedish government. It is unclear if and to what extent Sydkraft will need to shut down other nuclear power plants in the future. Management believes, however, that public opinion in Sweden has become more favorable towards nuclear power since the original phase-out decision in 1997.
      In Sweden, the financing system for the handling of high-level nuclear waste as well as the dismantling of nuclear facilities is based on a fee charged per generated kilowatt hour of electricity. The exact amount is regularly calculated based on assumptions about the expected period of operation for each reactor by the Swedish Nuclear Power Inspectorate and ultimately determined by the Swedish government. Nuclear power operators include this fee in the price of electricity and transfer it to the national Nuclear Waste Fund. The purpose of this fund is to cover all expenses incurred for the safe handling and final disposal of spent nuclear fuel, as well as for dismantling nuclear facilities and disposing of decommissioning waste. Expenses for other low and intermediate-level operational nuclear waste have to be directly covered by the nuclear operators. For this purpose, Sydkraft has made provisions totaling €6.2 million as of December 31, 2004.
      In Sweden, taxes are levied on the production of nuclear power based on the installed nuclear power capacity. This tax currently amounts to approximately €7,230 per MW.
      Sydkraft purchases fuel elements for nuclear power plants from international suppliers. Sydkraft considers the supply of uranium and fuel elements on the world market to be adequate.
      Hydroelectric. In Sweden, Sydkraft operates 145 hydroelectric power plants, which provided 42 percent of its total power output in 2004 (40 percent of E.ON Nordic’s total power output in 2004). In addition, E.ON Finland operates one minor hydroelectric plant. Due to the presence of mountains and rivers, hydroelectric plants are generally located in northern Sweden. Due to natural variances in annual water inflow to the hydro reservoirs, hydroelectric plants can be subject to reduced operations during periods of low precipitation. In periods of severe water shortages, such as occurred in late 2002 and early 2003, Sydkraft must purchase electricity which cannot be generated at these plants from the market in order to meet contractual commitments. Conversely, following periods of high precipitation Sydkraft is able to generate more electricity than it needs to meet its commitments, and is therefore able to sell excess electricity to its sales partners or on the market. Thus, variances in rainfall in the region can have a significant positive or negative effect on the Nordic market unit’s financial and operating results. See also “Item 3. Key Information — Risk Factors.”
      Other Power Plants. Power plants fuelled by fuel oil, hard coal, biomass, natural gas, wind power and waste provided the remaining 7 percent of E.ON Nordic’s total power output in 2004. Hard coal and wind power plants are usually used for electricity base load operations. Oil- and gas-fired plants are only used for peak load operations, when market prices cover the operational cost. The production planning of CHP plants is to a large degree dependent on temperature conditions. Fuel oil, natural gas, hard coal and biomass are generally available from multiple sources, though prices are determined on international commodities markets and are therefore subject to fluctuations. Waste is purchased under supply contracts with local providers.
      Demand for power tends to be seasonal, rising in the winter months and typically resulting in additional electricity sales by E.ON Nordic in the first and fourth quarters. E.ON Nordic believes it has adequate sources of power to meet foreseeable increases in demand, whether seasonal or otherwise.
      Although E.ON’s power plants are maintained on a regular basis, there is a certain risk of failure for power plants of every fuel type. In September 2003, a blackout in parts of Sweden and Denmark was caused by a combination of a fault in the transmission grid and a failure at the power plant Oskarshamn (which is 54.5 percent owned by Sydkraft) that occurred when the plant was being returned to service following routine maintenance. The power plant restarted in November 2003 following a comprehensive investigation and analysis. No serious consequences arose from the shutdown. Depending on the associated generation capacity, the length of the outage and the cost of the required repair measures, the economic damage due to such failure can vary significantly. In order to meet contractual commitments, electricity which cannot be generated at these plants has to be bought from the market. Thus, as with water shortages, power plant outages can negatively affect the market unit’s financial and operating results. No significant unplanned outage occurred in 2004.
      In January 2005, a severe storm hit Sweden and devastated large areas of forest in southern Sweden. This had a serious effect on parts of Sydkraft’s distribution grid, which in some areas was destroyed. For details, including the expected cost to Sydkraft, see “— Overview.”

Electricity Distribution
      E.ON Nordic and its associated companies are actively involved in electricity distribution activities in both Sweden and Finland.
      In Sweden, the high voltage electricity grid is managed by Svenska Kraftnät, a company owned by the Swedish government. Mid-voltage electricity is transmitted through a regional distribution network with a length of around 40,000 km, of which Sydkraft owns and manages 8,000 km, located in southern Sweden and around Sundsvall in the north of Sweden. The local distribution networks are managed by about 180 different grid companies, including Sydkraft. The length of the total local network for Sweden is about 550,000 km, of which Sydkraft owns 117,000 km. Balance control for the whole system is managed by Svenska Kraftnät.
      The electricity grid in Sweden is linked to the power transmission grids in Norway, Finland and Denmark. In addition, the Baltic Cable links the Swedish transmission grid to the grid of E.ON Energie in Germany. The Baltic Cable is one of the longest (250 km) direct current submarine cables in the world, currently transmitting from approximately 372 MW up to its maximum designed capacity of 600 MW. Sydkraft owns one-third of the cable, with the remaining two-thirds owned by the Norwegian utility Statkraft.
      In 2004, Sydkraft’s distribution network served approximately one million customers, including approximately 615,000 customers in southern Sweden, 325,000 customers in the metropolitan areas of Stockholm/Örebro/ Norrköping and 90,000 customers in the Mid-Norrland region. The areas around the cities of Malmö (in southern Sweden), Stockholm, Örebro and Norrköping belong to the more densely populated areas of Sweden, but parts of southern Sweden and Norrland are more rural areas with a lower density.

      Due to the acquisition of Graninge, Sydkraft also owns and operates local power distribution grids in Finland through Graninge Kainuu Oyj (53,700 customers in western Finland), with a length of 12,344 km, and Graninge Energia Oyj (17 industrial customers in southwest Finland), with a length of 189 km.
      The power distribution grid of E.ON Finland is located in the areas of Espoo and Joensuu. The grid has a system length of approximately 6,650 km. In 2004, E.ON Finland’s distribution grid served approximately 162,000 customers.
      The following map shows E.ON Nordic’s current distribution areas.
      In Sweden and Finland, electricity customers have separate contracts with a retail supplier and an electricity distributor. For this reason, distribution customers of Sydkraft and E.ON Finland may choose other retail suppliers and Sydkraft and E.ON Finland may sell electricity to customers not covered by their own power transmission grids. For information on grid access, see “— Regulatory Environment — Nordic.”

Gas Supply
      Sydkraft purchases gas under long-term gas supply contracts with natural gas importers. Up to November 1, 2004, Sydkraft had a long-term contract with Nova Naturgas for the supply of natural gas. As of November 1, 2004, the contract was transferred to DONG, as a consequence of DONG’s acquisition of the supply business of Nova Naturgas. The contract with DONG will terminate at the end of September 2005. As of October 1, 2005, E.ON Ruhrgas will become the sole supplier of natural gas to Sydkraft pursuant to a long-term supply contract between the parties. The agreed framework for the E.ON Ruhrgas contract is essentially that of a “take or pay”

arrangement, though it will provide Sydkraft with a certain amount of flexibility in relation to the purchase of additional quantities and the deferral of quantities not taken.

Gas Distribution
      The Swedish gas pipeline system is constructed along the western coast of Sweden, starting in Dragör, Denmark and ending in Gothenburg, Sweden. Gas represents 20 percent of total energy supply in the Nordic region, while at the national level, it comprises somewhat less than 2 percent of Sweden’s total energy supply. The 320 km national gas transmission pipeline is owned by Nova Naturgas, a consortium in which E.ON Ruhrgas holds a 29.6 percent interest. Sydkraft owns, operates and maintains a regional high-pressure gas pipeline with a length of 202 km and a low-pressure gas distribution pipeline with a length of 1,700 km. In addition, Sydkraft has an underground gas storage facility in Getinge with a working capacity of 8.5 million m3 and a maximum withdrawal rate of 40 thousand m3/hour. In 2004, Sydkraft transported a total of 7.4 TWh of gas through its gas pipeline system.
      The Swedish natural gas market is currently connected to the Danish natural gas market through one supply route. Sweden’s strategic location between two of the largest producers, Russia and Norway, has led to the initiation of several studies and projects with the aim of increasing supplies to or via Sweden. E.ON Nordic is participating in the Baltic Gas Interconnector project promoting the construction of a pipeline between Germany, Sweden and Denmark. During 2004, Sydkraft was granted the Swedish concession for this project.

Retail
      E.ON Nordic and its associated companies sell electricity, gas and district heating, as well as other energy-related services to residential and commercial customers, mainly in the southern parts of Sweden and in Finland. In addition, E.ON Nordic sells heat and natural gas in Denmark.
      Sydkraft expects to change its legal name to E.ON Sverige AB in 2005. The Company believes that the rebranding to E.ON Sverige will positively affect E.ON Nordic’s retail operations and that rebranding will allow for more efficient Group brand management.
      Electricity. As of December 31, 2004, Sydkraft supplied electricity to approximately 1 million electricity customer accounts in Sweden and to a minor degree in Finland following the acquisition of Graninge. Although the majority of Sydkraft’s customer accounts are with residential customers, the majority of its sales are made to commercial customers. Sydkraft sold a total of 21.0 TWh of electricity in 2004, of which 7.3 TWh was delivered to residential customers and 13.7 TWh was delivered to commercial customers (including municipal distributors). Sydkraft’s electricity customers are concentrated in the south of Sweden, the areas of Stockholm, Örebro and Norrköping, as well as in the Mid-Norrland region, although Sydkraft potentially serves customers throughout Sweden.
      E.ON Finland’s electricity sales operations cover all of Finland, although its customers are mainly located in the Espoo region. As of December 31, 2004, E.ON Finland supplied electricity to approximately 180,000 electricity customer accounts. In 2004, E.ON Finland sold electricity totaling 2.6 TWh, of which 1.8 TWh was sold to residential customers and 0.8 TWh was sold to commercial customers. E.ON Finland does not sell electricity to distributors.
      Gas. In the Swedish gas market, Sydkraft supplied approximately 25,000 customers with gas in 2004. 6.3 TWh were delivered to large industrial and (mostly municipal) distribution customers, and 0.2 TWh were delivered to residential customers. Sydkraft also supplied a small amount of gas in Denmark in 2004.
      Due to the acquisition of Graninge, Sydkraft also supplied 0.6 TWh of gas to eight industrial customers in Finland.
      E.ON Finland sold 48 GWh of gas to 166 industrial customers in 2004. Overall, natural gas consumption in Finland is very limited in the residential customer sector. The main users of gas in Finland are power plants and the paper and pulp industry.

      Heat & Waste. Sydkraft sells heating, including district heating, to approximately 18,000 customers in Sweden and Denmark. In 2004, sales of district heating in Sweden amounted to 7.0 TWh. In Denmark, 2004 sales amounted to 0.6 TWh. In addition, in 2004 Sydkraft sold a de minimis amount of heat in Poland. E.ON Finland’s district heating operations are concentrated in the area of Espoo. E.ON Finland served a total of approximately 7,300 customers in 2004, delivering 2.5 TWh of heat.
      E.ON Nordic is also active in the Swedish waste business, mainly through Sydkraft SAKAB AB (“Sydkraft SAKAB”). Sydkraft SAKAB’s operations focus on recycling and destroying hazardous waste. In addition, Sydkraft SAKAB treats a small portion of household waste and industrial refuse for heat-recovery purposes. In 2004, Sydkraft’s waste activities had combined sales of €55 million. Waste volumes handled amounted to approximately 450,000 tons.
      Other Activities. E.ON Nordic provides distribution network and other services primarily in Sweden through Sydkraft’s subsidiary ElektroSandberg AB. Sydkraft Bredband AB is active in the broadband communications business.

Trading
      E.ON Nordic conducts its energy trading activities through Sydkraft and E.ON Finland. The focus is on electricity trading on the Nordpool exchange but does to a lesser extent include other sources of energy such as oil, natural gas and propane.
      Sydkraft and E.ON Finland use energy trading to optimize the value of and manage risks associated with their energy portfolios. Sydkraft also performs a limited amount of proprietary trading as well as providing portfolio management services for external clients including access to energy exchanges, advising and risk management for their portfolios. Since 1999, Sydkraft Energy Trading AB has been fully authorized by the Swedish Financial Supervisory Authority to advise and conduct trading on behalf of portfolio management clients.
      All of E.ON Nordic’s energy trading operations, including its limited proprietary trading, are subject to E.ON’s risk management policies for energy trading. For additional information on these policies and related exposures, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
      The following table sets forth the total volume of E.ON Nordic’s traded electric power in 2004 and 2003.

	2004	2003
	million	million
Trading of Power	kWh	kWh	% Change

Power sold	56,758	70,650	-19.7
Power purchased	48,764	69,537	-29.9

Total	105,522	140,187	–24.7

      The major part of realized trading volumes is usually contracted in the year prior to realization. The reason for decreasing volumes in 2004 can thus be found in the trades contracted during 2003 compared with 2002. The decline in volumes is primarily due to the extremely high spot and forward prices in the beginning of 2003. With unchanged risk limits, the high prices automatically led to lower trading volumes.
U.S. MIDWEST
          Overview
      In March 2003, E.ON transferred LG&E Energy (E.ON’s principal U.S. operating subsidiary) and its direct parent holding company from a subsidiary of E.ON UK to E.ON US Holding GmbH, a direct subsidiary of E.ON AG. As part of E.ON’s implementation of its on.top strategy, LG&E Energy became the lead company of E.ON’s U.S. Midwest market unit as of January 1, 2004, and now reports directly to E.ON AG. See “— History and Development of the Company — Group Strategy — On.top.”

      LG&E Energy is a diversified energy services company with businesses in power generation, retail gas and electric utility services, as well as asset-based energy marketing. Asset-based energy marketing involves the off-system sale of excess power generated by physical assets owned or controlled by LG&E Energy and its affiliates pursuant to bilateral contracts with wholesale customers on negotiated terms. LG&E Energy’s power generation and retail electricity and gas services are located principally in Kentucky, with a small customer base in Virginia and Tennessee. As of December 31, 2004, LG&E Energy owned or controlled aggregate generating capacity of approximately 9,666 MW, including LG&E Energy’s interest in independent power plants of 105 MW in North Carolina and 275 MW in Texas. LG&E Energy’s interest in the Texas plant was sold in January 2005. In 2004, LG&E Energy served more than one million customers. The U.S. Midwest market unit recorded sales of €1.9 billion in 2004 and adjusted EBIT of €349 million.

Operations
      In the areas of the United States in which LG&E Energy operates, electricity generated at power stations is delivered to consumers through an integrated transmission and distribution system. For information about the principal segments of the electricity industry, see “— Central Europe — Operations.” In 2004, LG&E Energy was actively involved in generation, transmission, distribution, retail and trading in the states in which it had utility operations.
      LG&E Energy divides its operations into regulated utility and non-regulated businesses. Utility operations are subject to state regulation that sets rates charged to retail customers.
      In the regulated utility business, which accounted for approximately 85 percent of LG&E Energy’s revenues in 2004 (83 percent electricity, 17 percent gas), LG&E Energy operates two wholly-owned utility subsidiaries: Louisville Gas and Electric Company (“LG&E”), an electricity and natural gas utility based in Louisville, Kentucky, which serves customers in Louisville and 17 surrounding counties, and Kentucky Utilities Company (“KU”), an electric utility based in Lexington, Kentucky, which serves customers in 77 Kentucky counties, five counties in Virginia and one county in Tennessee.
      LG&E Energy’s non-regulated business, which accounted for approximately 15 percent of LG&E Energy’s sales in 2004, is primarily comprised of the operations of LG&E Capital Corp. (“LCC”), its primary holding company, and LG&E Energy Marketing Inc. (“LEM”), its asset-based energy marketing subsidiary, each of which is wholly owned by LG&E Energy. LCC operates nine coal-fired and one oil-fired electricity generation units in western Kentucky through its wholly-owned subsidiary Western Kentucky Energy Corp. and affiliates (“WKE”). LCC also owns interests in three Argentine gas distribution companies and stakes in a number of power plants in the United States through its wholly-owned subsidiary LG&E Power Inc. (“LPI”). LG&E Energy is in the process of disposing of its stakes in the power plants held by LPI, one of which was sold in January 2005. For more information, see “— Non-regulated Businesses.”

Market Environment
      In the United States, the market environment for electricity companies varies from state to state, depending on the level of deregulation enacted in each jurisdiction.
      The electric power industry remains highly regulated at the retail level in much of the U.S., including Kentucky, although in some parts of the country, including Virginia, it has become more competitive as a result of price and supply deregulation and other regulatory changes. In approximately one-third of the United States, retail electricity customers can now choose their electricity supplier; however, some states have begun discussing re-regulation. To better support a competitive industry, federal regulators are transforming the manner in which the electric transmission grid is operated. Transmission owning entities are being strongly encouraged by federal regulators to transfer individual control over the operation of their transmission systems to regional transmission organizations (“RTOs”). These RTOs are intended to ensure non-discriminatory and open access to the nation’s electric transmission system. Depending on the specifics of deregulation in the states in which they operate, U.S. electric utilities have adopted different strategies and structures, sometimes divesting one or more of the generation, transmission, distribution or supply components of their businesses.

      LG&E Energy’s electric service territories are located in Kentucky, Virginia and Tennessee. At present, due to the absence of customer choice or competitive market requirements in Kentucky and Tennessee and the passage of legislation in Virginia exempting KU from the provisions of that state’s liberalization measures, none of LG&E Energy’s retail utility operations are subject to customer choice or competitive market conditions. LG&E Energy’s customers are therefore generally required to purchase their electric service from LG&E Energy’s utility subsidiaries at prices set by state governmental regulators.
      LG&E Energy’s primary retail electric service territories are located in Kentucky, which accounted for approximately 58 percent of LG&E Energy’s total revenues in 2004. To date, neither the Kentucky General Assembly nor the Kentucky Public Service Commission (“KPSC”) have adopted or announced a plan or timetable for retail electric industry competition in Kentucky. However, the nature or timing of any new legislative or regulatory actions regarding industry restructuring or the introduction of competition and their impact on LG&E and KU cannot currently be predicted.
      Although retail choice became available for many customers in Virginia in January 2002 pursuant to the Virginia Electric Restructuring Act (the “Restructuring Act”), KU was able to obtain an extension of the effective date for its Virginia customers to January 2005. Subsequently, in the 2003 legislative session, the Virginia assembly exempted KU entirely from the provisions of the Restructuring Act until such time as KU provides competitive electric service to retail customers in any other state. During 2004, KU’s Virginia operations accounted for approximately 5 percent of KU’s total revenues and approximately 2 percent of LG&E Energy’s total revenues. LG&E Energy’s very limited Tennessee operations accounted for less than 1 percent of total revenues in each of 2004 and 2003.
      Over the past decade, LG&E Energy has taken steps to keep its rates low while maintaining high levels of customer satisfaction, including a reduction in the number of employees; aggressive cost reduction activities; an increase in focus on commercial, industrial and residential customers; an increase in employee involvement and training; and continuous modifications of its organizational structure.
      In contrast to the relatively stable market environment in which LG&E Energy’s utility businesses operate, its non-regulated businesses have significant exposure to changes in wholesale prices for electricity and to increases in fuel costs. The gas distribution businesses in Argentina have also suffered significantly from the severe political and economic crises facing that country.
      Seasonal variations in U.S. demand for electricity reflect the summer cooling period as the time of peak load requirements, with a lesser peak during the winter heating period, the latter primarily in regions which do not have extensive gas distribution networks. The peak period of retail gas demand is the winter heating period.

Regulated Business
      LG&E. LG&E is a regulated public utility that generates and distributes electricity to approximately 390,000 customers and supplies natural gas to approximately 318,000 customers in Louisville and adjacent areas of Kentucky. LG&E’s service area covers approximately 700 square miles in 17 counties. LG&E’s coal-fired electric generating plants, most of which are equipped with systems to reduce sulphur dioxode (“SO2”) emissions, produce nearly all (98 percent) of LG&E’s electricity; the remainder is generated by gas-fired combustion turbines and by a hydroelectric power plant. Underground natural gas storage fields assist LG&E in providing economical and reliable gas service to customers. As of December 31, 2004, LG&E owned steam and combustion turbine generating facilities with an attributable capacity of 3,105 MW and a 48 MW hydroelectric facility on the Ohio River.
      KU. KU is a regulated public utility engaged in producing, transmitting, distributing and selling electric energy. KU provides electric service to approximately 488,000 customers in 77 counties in central, southeastern and western Kentucky and approximately 30,000 customers in five counties in southwestern Virginia. In Virginia, KU operates under the name Old Dominion Power Company. KU also sells wholesale electric energy to 12 municipalities and fewer than 10 customers in Tennessee. KU’s coal-fired electric generating plants produce nearly all (99 percent) of KU’s electricity; the remainder is generated by gas- and oil-fired combustion turbines and a hydroelectric facility. As of December 31, 2004, KU owned steam and combustion turbine generating facilities with an attributable capacity of 4,433 MW and a 24 MW hydroelectric facility.

Power Generation
      The following table sets forth details of LG&E’s and KU’s electric power generation facilities, including their total capacity, the stake held by LG&E Energy and the capacity attributable to LG&E Energy for each facility as of December 31, 2004, and their start-up dates.
LG&E’S AND KU’S ELECTRIC POWER STATIONS

		LG&E Energy’s Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Hard Coal
Cane Run 4(1)	155	100.0	155	1962
Cane Run 5(1)	168	100.0	168	1966
Cane Run 6(1)	240	100.0	240	1969
E.W. Brown 1(2)	101	100.0	101	1957
E.W. Brown 2(2)	167	100.0	167	1963
E.W. Brown 3(2)	429	100.0	429	1971
Ghent 1(2)	475	100.0	475	1974
Ghent 2(2)	484	100.0	484	1977
Ghent 3(2)	493	100.0	493	1981
Ghent 4(2)	493	100.0	493	1984
Green River 3(2)	68	100.0	68	1954
Green River 4(2)	95	100.0	95	1959
Mill Creek 1(1)	303	100.0	303	1972
Mill Creek 2(1)	301	100.0	301	1974
Mill Creek 3(1)	391	100.0	391	1978
Mill Creek 4(1)	477	100.0	477	1982
Trimble County(1)	511	75.0	383	1990
Tyrone 3(2)	71	100.0	71	1953

Total	5,422		5,294

Natural Gas
Cane Run 11(1)	14	100.0	14	1968
E.W. Brown 5(3)	117	100.0	117	2001
E.W. Brown 6(3)	154	100.0	154	1999
E.W. Brown 7(3)	154	100.0	154	1999
E.W. Brown 8(2)	106	100.0	106	1995
E.W. Brown 9(2)	106	100.0	106	1994
E.W. Brown 10(2)	106	100.0	106	1995
E.W. Brown 11(2)	106	100.0	106	1996
E.W. Brown IAC(3)	98	100.0	98	2000
Haefling 1(2)	12	100.0	12	1970
Haefling 2(2)	12	100.0	12	1970
Haefling 3(2)	12	100.0	12	1970
Paddy’s Run 11(1)	12	100.0	12	1968
Paddy’s Run 12(1)	23	100.0	23	1968

		LG&E Energy’s Share

	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Natural Gas (continued)
Paddy’s Run 13(3)	158	100.0	158	2001
Trimble County 5(3)	160	100.0	160	2002
Trimble County 6(3)	160	100.0	160	2002
Trimble County 7(3)	160	100.0	160	2004
Trimble County 8(3)	160	100.0	160	2004
Trimble County 9(3)	160	100.0	160	2004
Trimble County 10(3)	160	100.0	160	2004
Waterside 7(1)	11	100.0	11	1964
Waterside 8(1)	11	100.0	11	1964
Zorn 1(1)	14	100.0	14	1969

Total	2,186		2,186

Oil
Tyrone Unit 1(2)	27	100.0	27	1947
Tyrone Unit 2(2)	31	100.0	31	1948

Total	58		58

Hydroelectric
Dix Dam(2)	24	100.0	24	1925
Ohio Falls(1)	48	100.0	48	1928

Total	72		72

LG&E Energy Regulated Business Total	7,738		7,610

Shutdown
Green River 1(2)	22	100.0	22	1950
Green River 2(2)	22	100.0	22	1950

Total	44		44

(1)	Power stations owned by LG&E.

(2)	Power stations owned by KU.

(3)	Power stations jointly owned by LG&E and KU.
      For details about WKE’s power plants, see “— Non-regulated Businesses — WKE.”
      Fuel. Coal-fired steam and combustion turbine generating units provided approximately 99 percent of LG&E’s and KU’s net kWh generation for 2004. The remainder of 2004 net generation was produced by hydroelectric plants and natural gas- and oil-fueled combustion turbine peaking units. LG&E Energy has no nuclear generating units and coal will be the predominant fuel used by LG&E Energy’s subsidiaries for the foreseeable future. LG&E and KU have entered into coal supply agreements with various suppliers for coal deliveries for 2005 and beyond and normally augment their coal supply agreements with spot market purchases. The companies have coal inventory policies which they believe provide adequate protection under most contingencies. Reliability of coal deliveries can be affected from time to time by a number of factors, including fluctuations in demand, coal mine labor issues and other supplier or transporter operating or contractual difficulties.

      Each of LG&E and KU expect to continue purchasing much of their coal, which has varying sulphur content ranges, from western Kentucky, southern Indiana and West Virginia, with additional KU purchases from eastern Kentucky, Wyoming and Colorado. In general, the delivered cost of coal has been rising since late 2000.
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
      LG&E and KU have limited exposure to market price volatility in prices of coal and natural gas, as long as cost pass-through mechanisms, including the fuel adjustment clause and gas supply clause, exist for retail customers. For a more detailed explanation of these mechanisms, see “— Regulatory Environment — U.S. Midwest.”
      Asset-Based Energy Marketing. LG&E and KU seek to optimize the value of their generating assets by selling excess energy to wholesale customers. These off-system sales accounted for 4.2 TWh in 2004.

Transmission
      LG&E Energy’s utility subsidiaries LG&E and KU operate 5,138 miles of transmission line. They participate as transmission owning members of the Midwest Independent Transmission System Operator, Inc. (“MISO”), which commenced commercial operations in February 2002. In 2002, the Federal Energy Regulatory Commission (“FERC”) affirmed the MISO’s imposition of certain of its administrative costs on all users of the system, including native load customers such as LG&E and KU. LG&E and the other transmission owners appealed this decision in the U.S. courts. In July 2004, the United States Court of Appeals affirmed the FERC’s earlier decision to impose RTO administrative costs on all customers. This has resulted in increased costs for LG&E and KU. LG&E and KU are participating in ongoing proceedings before the FERC, the federal courts in Washington D.C. and the KPSC, challenging the imposition of these costs on native load customers.
      The Kentucky Public Service Commission (“KPSC”) is continuing its proceedings examining LG&E’s and KU’s membership in the MISO. Specifically, the KPSC is investigating whether the benefits derived from MISO membership, if any, justify the corresponding costs. In September 2004, in response to requests of the KPSC, LG&E and KU filed pleadings indicating that MISO membership does not provide benefits commensurate with its costs to the companies and to Kentucky ratepayers. LG&E and KU have therefore requested an order of the KPSC directing their ultimate exit from MISO, if approved by the FERC and under other appropriate conditions. An order is expected from the KPSC during 2005. No assurance can be given as to the outcome of these proceedings. For additional information, see “— Regulatory Environment — U.S. Midwest.”

Distribution/ Retail
      The electric retail activities of LG&E and KU are limited to their respective service territories in Kentucky, with a small KU service region in Virginia and service to less than 10 customers in Tennessee. In 2004, LG&E’s total electric retail sales to residential, commercial and industrial customers were 10.5 billion kWh and its total aggregate electric sales, including off-system sales, were 15.2 billion kWh. In 2004, KU’s total electric retail sales to residential, commercial and industrial customers were 15.9 billion kWh and its total aggregate electric sales were 20.9 billion kWh.

      The following table sets forth LG&E’s and KU’s sale of electric power for the periods presented:

	Total 2004	Total 2003
Sales of Electric Power to	million kWh	million kWh

Residential	10,084	9,836
Commercial and industrial customers	16,276	15,738
Municipals	1,959	1,903
Other retail	3,576	3,523
Off-system sales	4,199	4,409

Total	36,094	35,409

      The gas retail activities of LG&E are limited to its service territory in Kentucky. In 2004, LG&E’s total retail gas sales were 10.2 billion kWH (2003: 11.0 billion kWh ) and total aggregate gas sales (including gas transportation volumes and wholesale sales) were 14.7 billion kWh (2003: 15.7 billion kWh).
      On June 30, 2004, the KPSC approved electric and gas base rate changes at LG&E and KU that increased these rates by an aggregate of approximately $100 million per year. The new rates became effective on July 1, 2004. For details, including pending regulatory challenges, see “— Regulatory Environment — U.S. Midwest.”

Non-regulated Businesses
      LCC. LCC is the primary holding company for LG&E Energy’s non-regulated businesses discussed below. Its businesses include domestic power generation and wholesale sales, international operations, and pipeline services.
      WKE. Through WKE, LCC has a 25 year lease of and operates the generating facilities of Big Rivers Electric Corporation (“BREC”), a power generation cooperative in western Kentucky, and a coal-fired facility owned by the city of Henderson, Kentucky aggregating a total generating capacity of 1,771 MW. Nine coal-fired units are under lease, including Coleman unit 1 and unit 2 (150 MW each), Coleman unit 3 (155 MW), Green unit 1 (231 MW) and unit 2 (223 MW), Henderson unit 1 (153 MW) and unit 2 (159 MW), Reid 1 (65 MW), and Wilson (420 MW), as well as one oil-fired unit, Reid Combustion Turbine (65 MW). In 2004, WKE generated approximately 11.1 TWh of electricity. Approximately 91 percent of WKE’s net generation is used to serve BREC’s three member cooperatives and two regional aluminum smelters. Remaining power is sold into the wholesale electric market. As a non-regulated entity, WKE is exposed to changes in fuel prices. To mitigate this exposure, WKE has entered into various interim-term fuel supply contracts and uses alternative fuels.
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
      LPI. LPI, a wholly-owned subsidiary of LCC, and its affiliates own, operate and maintain interests in U.S. independent power generation facilities. LG&E Power Services LLC, an affiliate of LPI, operates two other 63 MW coal-fired facilities in the United States under a medium-term operating contract with an independent third party utility. Following management’s decision in September 2003 to dispose of all of LPI’s assets, in 2004 LPI and LCC sold their interests in wind power generation facilities in Texas and Tarifa, Spain, respectively. LPI has also entered into a contract to sell its share of a 209 MW power generation facility in North Carolina. In January 2005, LPI sold its 550 MW gas-fired power generation facility in Texas. The sale process for the North Carolina plant is expected to be completed in 2005, but no assurance can be given that the disposal of LPI’s remaining assets will be completed as planned.
      LEM. LEM engages in asset-based energy marketing, which primarily involves the off-system sales of excess power generated by non-regulated physical assets owned or controlled by LG&E Energy and its affiliates.

      Effective June 30, 1998, LEM discontinued its merchant energy trading and sales business. This business consisted primarily of a portfolio of energy marketing contracts entered into in 1996 and early 1997, including a long-term contract with Oglethorpe Power Corporation which terminated at the end of 2004, nationwide deal origination and some level of proprietary trading activities, which were not directly supported by LG&E Energy’s physical assets. LG&E Energy’s decision to discontinue these operations was primarily based on the impact that volatility and rising prices in the power market had on its portfolio of energy marketing contracts. LG&E Energy continues to settle commitments entered into during this period that obligate it to buy and sell electric power through 2007 and has established a reserve to cover expected future costs.
OTHER ACTIVITIES
          Viterra

Overview
      E.ON’s real estate subsidiary Viterra is one of the largest real estate groups in Germany in terms of its residential portfolio, with revenues of €988 million and adjusted EBIT of €471 million in 2004. Viterra focuses on the core business of residential real estate and the additional business of real estate development.
      As part of its strategy to focus on its core energy business, E.ON has decided to actively pursue the disposal of Viterra, and currently expects to complete the disposition of Viterra during 2005.

Residential Real Estate
      The residential real estate business comprises the purchase of larger housing portfolios, the rental and management of the housing stock and the sale of housing units, to tenants, owner-occupiers and investors. Viterra operates this business through five branch offices in the Rhein-Ruhr area (together, the “Ruhrgebiet branch offices”), as well as through Deutschbau Immobilien-Dienstleistungen GmbH (“Deutschbau”) and Viterra Rhein-Main GmbH (“Viterra Rhein-Main”). Viterra is one of Germany’s largest private owners of residential property on the basis of housing units, with a property portfolio of approximately 138,000 housing units at year-end 2004. The Ruhrgebiet branch offices are responsible for some 79,000 housing units in the Rhein-Ruhr area. Viterra Rhein-Main serves some 19,000 housing units in the Rhein-Main area. Deutschbau is responsible for some 40,000 housing units throughout Germany. In December 2004, Viterra acquired an additional 49.1 percent interest in Deutschbau from various investors, increasing its shareholding to 99.1 percent.
      Viterra slightly increased the number of housing units sold from approximately 13,400 units in 2003 to approximately 14,000 units in 2004. At year-end 2004, Viterra’s residential real estate units had an approximately 97.4 percent occupancy rate based on total rentable space.
      Viterra sold approximately 27,000 housing units to MIRA in 2003. However, due to the nature of the contractual arrangements with regard to these units, this portfolio will continue to be consolidated on Viterra’s balance sheet under U.S. GAAP and is included in the property portfolio described above and below.
      E.ON’s real estate activities originated in the 1930s in order to provide subsidized housing primarily in the Ruhr area for workers in the coal and steel industries. Today, some 66 percent of the housing stock is located in North Rhine-Westphalia. Approximately 58 percent of Viterra’s housing units at year-end 2004 were built prior to 1961. Viterra believes that its housing units are in reasonably good condition and intends to further improve the quality and profitability of its rental housing through selective maintenance and modernization. In 2004, Viterra incurred capital expenditures of €20 million, as well as maintenance and modernization costs of €142 million, in its residential real estate business for the improvement of its existing housing portfolio. It has spent approximately €174 million per year, on average, over the past seven years on maintenance and modernization of its housing stock and does not expect such expenses to increase significantly over the long term.
      In the past, the majority of Viterra’s housing was built with low interest rate public financing and with low interest rate financing from third parties in exchange for perpetual tenancy rights (Belegungsrechte). As a result, approximately 50 percent of Viterra’s housing units are subject to a wide variety of rent controls and perpetual tenancy rights, some governmental and some contractually imposed by third parties.

      Because of the original purpose of providing subsidized housing for workers in the coal and steel industries, companies like E.ON were initially granted nonprofit status for their real estate activities. In 1990, however, these activities became taxable as a result of a change in German income tax law. In connection with the change in taxable status, former nonprofit real estate companies became entitled to certain depreciation deductions under German income tax law, subject to conditions and restrictions. These deductions depend, among other conditions, upon the level of profits from certain rental properties and capital expenditures on rental properties. These depreciation deductions are accounted for when they are realized on the tax return.
      Changing their former opinion, the German tax authorities came to the conclusion that the additional depreciation has to be taxed as a dividend while a profit and loss sharing agreement is in effect. E.ON, however, believes that this conclusion is not compatible with the concept of group taxation and the basic principles of German corporate tax law and therefore challenged the tax authorities. Following three favorable precedent-setting cases in lower tax courts, in 2001 E.ON released the provision it had previously established to cover the related liability, which totaled €527 million. In December 2002, the federal tax court confirmed the favorable decisions of the lower courts. In 2004, the tax authorities applied the federal tax court decision in pending cases to the extent that it is to the taxpayer’s benefit. Therefore, Viterra received the expected tax refunds from the German tax authorities for prior years.
      On December 9, 2004, the German legislature approved the Directive Implementation Act (Richtlinien-Umsetzungsgesetz — EURLUmsG). The changes under the Directive Implementation Act now codify the former position of the tax authorities. Pre-consolidation remittance surpluses and shortfalls are to be treated as distributions and contributions with the consequence that 5 percent of the distribution amount remains taxable. The new rules are applicable to consolidated groups with fiscal years ending after December 31, 2003. E.ON AG terminated its profit and loss transfer agreement with Viterra as of September 30, 2004. For more information about the effects of these changes on the Company, see Note 7 of the Notes to Consolidated Financial Statements.

Real Estate Development
      Viterra’s real estate development business unit, Viterra Development GmbH, focuses on the development of office buildings and apartment houses. It conducts all aspects of real estate development, including land acquisition, planning, rental and sale of the completed units to investors and owner-occupiers. The actual construction is executed by third party general contractors. The business unit focuses on the principal metropolitan areas in Germany (Berlin, Frankfurt, Munich, Hamburg and Düsseldorf), as well as on projects in Prague and Warsaw.
      Viterra’s real estate development business unit currently holds 76 commercial units, 9 of which are logistic properties.
          Degussa

Overview
      Degussa is one of the major specialty chemical companies in the world. In May 2002, E.ON reached a definitive agreement with RAG to sell a portion of E.ON’s majority interest in Degussa to RAG and to acquire RAG’s more than 18 percent interest in E.ON Ruhrgas in a two step transaction. Upon termination of the court proceedings that had temporarily enjoined the Company from acquiring control of Ruhrgas in late January 2003, E.ON completed the first step of the RAG/ Degussa transaction by acquiring RAG’s Ruhrgas stake and tendering 37.2 million of its shares in Degussa to RAG at the price of €38 per share, receiving total proceeds of €1.4 billion. Following this transaction and the completion of the tender offer to the other Degussa shareholders, RAG and E.ON each held a 46.5 percent interest in Degussa, with the remainder being held by the public. The shares of Degussa AG are listed on the Frankfurt Stock Exchange and are part of the MDAX, the performance index of 50 German mid-cap companies. In the second step, E.ON sold a further 3.6 percent of Degussa stock to RAG as of May 31, 2004. Effective June 1, 2004, E.ON owns 42.9 percent of Degussa. E.ON and RAG operate Degussa under joint control.

      Since the first step of the RAG/ Degussa transaction was completed, E.ON accounts for Degussa using the equity method. For all periods from February 1, 2003 until May 31, 2004, E.ON recorded 46.5 percent of Degussa’s after-tax earnings in its financial earnings. From June 1, 2004, E.ON records 42.9 percent of Degussa’s after-tax earnings in its financial earnings. For 2004, Degussa contributed adjusted EBIT of €107 million.

Operations
      Degussa’s strategic management responsibilities lie with its board of management, while responsibility for management at the operational level rests with Degussa’s 21 decentralized business units, each of which is grouped into one of Degussa’s five core divisions. The following chart sets forth Degussa’s five divisions divided into business units:
DEGUSSA

	Fine &		Coatings &
Construction	Industrial	Performance	Advanced	Specialty
Chemicals	Chemicals	Materials	Fillers	Polymers

Admixture Systems North America	Building Blocks	Superabsorbents	Coatings & Colorants	High Performance Polymers

Admixture Systems Europe	Exclusive Synthesis & Catalysts	Care Specialties	Aerosil & Silanes	Specialty Acrylics

Admixture Systems Asia/Pacific	Peroxygen Chemicals	Oligomers & Silicones	Advanced Fillers & Pigments	Methacrylates

Construction Systems Americas	C 4 -Chemistry	Food Ingredients		Plexiglas

Construction Systems Europe	Feed Additives
      All other activities are grouped as non-core businesses or services/development units and are not shown in the table above.
DISCONTINUED OPERATIONS
      In 2002 and 2001, the Company discontinued the operations of its former oil and distribution/logistics segments and of its former aluminum and silicon wafer segments, respectively. These former segments are accounted for as discontinued operations in accordance with U.S. GAAP. In addition, E.ON Energie, Powergen, Viterra and Degussa either disposed of or have classified certain businesses as held for sale in 2003 and 2002. E.ON therefore also considers these businesses to be discontinued operations. Under U.S. GAAP, results of all such discontinued operations must be shown separately, net of taxes and minority interests, under “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income. For details, see Note 4 of the Notes to Consolidated Financial Statements.

Oil
      In July 2001, E.ON and BP entered into an agreement pursuant to which BP agreed to acquire a 51.0 percent stake in VEBA Oel by way of a capital increase. VEBA Oel was then active in the oil and gas exploration and production, oil processing and marketing and petrochemicals businesses. The agreement also provided E.ON with a put option that allowed it to sell the remaining 49.0 percent interest in VEBA Oel to BP at any time from April 1, 2002 for €2.8 billion, subject to certain purchase price adjustments. In December 2001, the German Federal Cartel Office cleared the transaction. The capital increase took place in February 2002, giving BP majority control of VEBA Oel as of February 1, 2002. The aggregate consideration paid by BP for the capital increase was approximately €2.9 billion. In addition, €1.9 billion in shareholder loans from the E.ON Group to VEBA Oel were repaid. As of June 30, 2002, E.ON exercised the put option. E.ON has received €2.8 billion for its VEBA Oel shares plus the aforementioned repayment of the shareholder loans. In April 2003, E.ON and BP reached an agreement setting the final purchase price for VEBA Oel (without prejudice to the standard indemnities in the contract) at approximately €2.9 billion. The portion of VEBA Oel’s 2003 and 2002 results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to a loss of €37 million and income of €1.8 billion, respectively. E.ON recognized a loss on disposal of €35 million in 2003 related to the final purchase price settlement and a gain of €1.4 billion in 2002. In 2004, E.ON recognized a loss of €19 million resulting from claims under the standard indemnities. These effects were recorded under “Income (Loss) from discontinued operations, net” in the Consolidated Statements of Income. For details, see Note 4 of the Notes to Consolidated Financial Statements.

Distribution/ Logistics
      In July 2002, E.ON agreed to sell its 65.4 percent interest in Stinnes to Deutsche Bahn AG (“DB”) in connection with a cash tender offer DB later made to all Stinnes shareholders at a price of €32.75 per share. Stinnes was then active in logistics services in the following areas: transportation, chemicals and materials. E.ON received cash proceeds of €1.6 billion upon completion of the tender, and Stinnes was deconsolidated as of September 30, 2002. In 2002, Stinnes had revenues of €8.8 billion and E.ON realized a gain on the disposal of €588 million. The portion of Stinnes’ 2002 results included in “Income (Loss) from discontinued operations, net” in E.ON’s 2002 Consolidated Statement of Income amounted to €603 million of income. For details, see Note 4 of the Notes to Consolidated Financial Statements.

Aluminum
      In March 2002, E.ON sold VAW (then one of Europe’s major aluminum companies) to the Norwegian company Norsk Hydro ASA for the aggregate price of €3.1 billion, including financial liabilities and pension provisions totaling €1.2 billion. The portion of VAW’s 2002 results included in “Income (Loss) from discontinued operations, net” in E.ON’s 2002 Consolidated Statement of Income amounted to €34 million of income. E.ON realized a gain on disposal of €893 million. The net gain on disposal of €893 million does not include the reversal of VAW’s negative goodwill of €191 million, as this amount was required to be recognized as income due to a change in accounting principles upon adoption of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), on January 1, 2002. For details, see Note 4 of the Notes to Consolidated Financial Statements.

Silicon Wafers
      On September 30, 2001, E.ON agreed to sell its 71.8 percent interest in MEMC (then a worldwide manufacturer of silicon wafers for the semiconductor device industry) to Texas Pacific Group, a San Francisco-based financial investor, for a symbolic price, which included the assumption of shareholder loans made by E.ON. The transaction was completed on November 13, 2001. In September 2003, the purchase price was adjusted, as provided for in the purchase agreement, because MEMC had substantially improved its earnings performance in 2002. This purchase price adjustment resulted in income from discontinued operations net of income taxes and minority interests for E.ON of €14 million. For details, see Note 4 of the Notes to Consolidated Financial Statements.

Other
      As a legal condition for E.ON’s acquisition of Ruhrgas, E.ON Energie was required to dispose of its 80.5 percent shareholding in Gelsenwasser, which then provided drinking water, industrial water, natural gas and other utility services in Germany. In September 2003, a joint venture company owned by the municipal utilities of the German cities of Dortmund and Bochum purchased the Gelsenwasser interest for €835 million. The portion of Gelsenwasser’s 2003 and 2002 results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to €479 million and €24 million, respectively. In 2003, Gelsenwasser had revenues of €295 million. E.ON realized a gain on disposal of €418 million.
      As a part of the regulatory approval of the former Powergen’s acquisition of LG&E Energy, the SEC had required that LG&E Energy sell CRC-Evans International Inc. (“CRC-Evans”), then a provider of specialized equipment and services used in the construction and rehabilitation of gas and oil transmission pipelines. Effective

October 31, 2003, LG&E Energy sold CRC-Evans to an affiliate of Natural Gas Partners for €37 million. The portion of CRC-Evans’ results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to less than €1 million in each of 2003 and 2002. E.ON realized no gain or loss on the disposal. In 2003, CRC-Evans had revenues of €73 million.
      In June 2003, Viterra disposed of Viterra Energy Services AG (“Viterra Energy Services”), which then provided heat and water submetering services for administrators and owners of residential and commercial property, to CVC Capital Partners. Viterra Energy Services had been accounted for as a discontinued operation in the E.ON Consolidated Financial Statements for 2002. In March 2003, Viterra sold its Viterra Contracting GmbH (“Viterra Contracting”) subsidiary, which then provided heat contracting services to apartment buildings, to Mabanaft GmbH (“Mabanaft”). The aggregate consideration for both transactions totaled €961 million, including approximately €112 million of assumed liabilities, with Viterra realizing a gain of €641 million. The portion of 2003 and 2002 results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to €681 million and €52 million, respectively. For the portion of 2003 prior to their disposition, Viterra Energy Services and Viterra Contracting had combined revenues of €202 million. In 2004, the release of previously recorded provisions resulted in income in the amount of €10 million, which is recorded in the same line item.
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
      For further information, see Note 4 of the Notes to Consolidated Financial Statements.
REGULATORY ENVIRONMENT
EU/ GERMANY: GENERAL ASPECTS (ELECTRICITY AND GAS)

Overview
      In order to promote competition in the EU energy market, the EU adopted electricity and gas directives (Directive 96/92/ EC Concerning Common Rules for the Internal Market in Electricity, or the “First Electricity Directive” and Directive 98/30/ EC Concerning Common Rules for the Internal Market in Natural Gas, or the “First Gas Directive”).
      The First Electricity Directive was adopted in December 1996 and was intended to open access to the internal electricity markets of EU member states. Germany implemented the First Electricity Directive by enacting an Energy Law (Energiewirtschaftsgesetz, or the “Energy Law”) that entered into force on April 29, 1998. The Energy Law of 1998 modified the old Energy Law, the German legal framework governing utilities that sets forth the general obligations required of electricity and gas companies and defines which segments of the industry are subject to regulation.
      The First Gas Directive was adopted in 1998 and was intended to open access to the internal gas markets of EU member states. The Energy Law of 1998 already included elements of the First Gas Directive, while an amendment to the Energy Law, which came into effect on May 24, 2003, completed the implementation of the First Gas Directive into national law.
      In June 2003, the EU Energy Council amended the First Electricity Directive and replaced it with a new electricity directive (Directive 2003/54/ EC Concerning Common Rules for the Internal Market in Electricity, or “the Second Electricity Directive”), and also adopted a second gas directive (Directive 2003/55/ EC Concerning Common Rules for the Internal Market in Natural Gas and Repealing Directive 98/30/ EC, or the “Second Gas Directive”), which replaced the First Gas Directive.

      The following paragraphs outline relevant aspects of the First Electricity and Gas Directives, the Energy Law, the Second Electricity and Gas Directives, and amendments of the Energy Law, as well as other EU proposed and adopted directives and regulations that affect the German energy industry.
      E.ON’s operations outside of Germany are subject to the different national and local regulations in the relevant countries.

The First Electricity and Gas Directives
      The First Electricity Directive established common rules for the internal EU electricity market. Under the First Electricity Directive, the EU electricity market was expected to be opened gradually to competition. Member states could choose to have either a so-called “single-buyer system” or a system permitting negotiated or regulated third party access to electricity networks (“nTPA” or “rTPA”). Member states that elected the nTPA system were required to publish frameworks for network charges. The Directive also required integrated utilities to keep separate accounts for their transmission activities, as well as for other activities not relating to transmission and distribution, in their internal accounting.
      The First Gas Directive provided for a gradual opening of EU member states’ natural gas markets to competition. It allowed each member state to opt for nTPA or rTPA systems similar to the provisions of the First Electricity Directive. Under the First Gas Directive, natural gas companies were allowed to apply for a temporary derogation from the rules for third party access in case of serious economic and financial difficulties created by existing take-or-pay commitments. The First Gas Directive also required integrated utilities to keep separate accounts for their transmission activities, as well as for other activities not relating to transmission and distribution, in their internal accounting.

The German Energy Law
      Germany’s Energy Law of 1998 implemented the First Electricity Directive. The Energy Law abolished exclusive supply contracts, thereby introducing competition in the supply of electricity to all consumers, and provided (in addition to the so-called “single-buyer” system) for non-discriminatory nTPA for all utilities. The German market was opened for all customers in one step, going far beyond the requirements of the First Electricity Directive and also beyond the steps taken by Germany’s neighboring countries. Specifically, in assessing a request for energy transmission, the Energy Law requires a transmission company to take into account the extent to which such transmission displaces electricity generated from CHP plants, renewable energy sources and, in eastern Germany, lignite-based power plants, and the extent to which it impedes the commercial operation of such power plants. Furthermore, the Energy Law introduced a provision for third party access into the Law Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen, or “GWB”).
      The Energy Law of 1998 also included — prior to the adoption of the First Gas Directive — certain parts of the First Gas Directive. The Energy Law of 1998 enhanced competition in gas supply to consumers and provided for non-discriminatory nTPA for all utilities. The German gas market was opened for all customers in one step in the year 1998, in this respect going far beyond the requirements of the First Gas Directive and also beyond the steps taken by Germany’s neighboring countries. In 2000, the first gas association agreement provided the main basis for the nTPA grid access system for gas in Germany. Technical access rules for household and small commercial customers were introduced in September 2002.

The Second Electricity and Gas Directives
      Completion of the Internal Electricity Market/The Second Electricity Directive. On June 26, 2003, the EU Energy Council adopted the Second Electricity Directive, which replaced the First Electricity Directive. The Second Electricity Directive requires full market opening to competition in each member state by July 1, 2004 for commercial customers and by July 1, 2007 for household customers. The Directive also sets forth general rules for the organization of the EU electricity market, such as the option of the member states to impose certain public service obligations, customer protection measures and provisions for monitoring the security of the EU’s electricity supply. The existing framework of negotiated third party access in Germany is no longer allowed under the Second Electricity Directive. Instead, the Directive requires that at least a methodology for calculating grid tariffs be fixed by law or approved by an independent regulatory body which is required to be established. In addition, the Second Electricity Directive contains provisions requiring the organizational and legal unbundling of transmission and distribution system operators, as well as mandatory electricity labelling for fuel mix, emissions and waste data.
      The following paragraphs provide more detail on the independent regulatory authority, legal unbundling, electricity labelling and certain of the public service requirements.
      The Second Electricity Directive (as well as the Second Gas Directive, see below) requires the establishment of a regulatory body which will be independent of the interests of the electricity and gas industries. The German government has decided to authorize the existing Regulatory Authority of Telecommunications and Post (the “REGTP”) to take responsibility for ensuring non-discriminatory grid access, monitoring effective competition and ensuring the efficient functioning of the market. The REGTP will be responsible for fixing or approving the terms and conditions for connection and access to national transmission networks (or at least the methodologies to calculate such terms), including transmission and distribution tariffs, and for the provision of balancing services. It will also have the authority to require transmission and distribution system operators, if necessary, to modify their terms and conditions in order to ensure that they are proportionate and applied in a non-discriminatory manner.
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
      Finally, the Second Electricity Directive requires that household customers and — where member states deem it appropriate — small companies must be provided with “universal service,” i.e., the right to be supplied with electricity of a specified quality at reasonable prices.
      Completion of the Internal Gas Market/ The Second Gas Directive. On June 26, 2003, the EU also adopted the Second Gas Directive, which replaced the First Gas Directive. Similar to the Second Electricity Directive, the Second Gas Directive requires full opening of each member state’s gas market to competition by July 1, 2004 for all non-household customers and by July 1, 2007 for all customers. The Directive also sets forth similar general rules for the organization of the EU gas market. The existing framework of negotiated third party gas grid access in Germany is no longer allowed under the Second Gas Directive. Instead, as in the Second Electricity Directive, the Second Gas Directive requires that at least a methodology for calculating grid tariffs be fixed by law or approved by an independent regulatory authority which is required to be established. The Directive also requires integrated gas companies to legally unbundle their transmission and distribution system operators from other operations. On January 1, 2004, in fulfillment of one of the requirements of E.ON’s acquisition of E.ON Ruhrgas, E.ON Ruhrgas established E.ON Ruhrgas Transport as a legally independent transmission system operator.
      The Second Electricity and Gas Directives were required to be implemented by each member state by July 1, 2004.

Revisions of the German Energy Law
      Prior to the adoption of the Second Gas Directive, the German government amended the Energy Law in May 2003. The amended Energy Law (Erstes Gesetz zur Änderung des Gesetzes zur Neuregelung des Energiewirtschaftsrechts) fully completed the implementation of the First Gas Directive into national law. Apart from provisions to facilitate the opening of the gas market, a new section determined the legal basis for non-discriminatory access to gas networks. In addition, the amended Energy Law formally recognized the relevant electricity and gas association agreements (Verbändevereinbarung Strom II+ and Verbändevereinbarung Gas II) as good commercial practice until December 31, 2003. Furthermore, this amendment modified the provisions of the GWB concerning the suspensive effect of appeals made against decisions of the Federal Cartel Office, so that decisions issued pursuant to the third party access provision of the GWB became immediately applicable.
      In order to implement the Second Electricity and Gas Directives, on July 28, 2004 the German Cabinet adopted a draft of proposed amendments to the Energy Law (Zweites Gesetz zur Neuregelung des Energiewirtschaftsrechts) and forwarded it to the Bundesrat (Upper House of Parliament) in accordance with German legislative procedures. The main elements of the draft are as follows:
      Unbundling of network operators: Legal unbundling of each transmission and distribution system operator from other activities of the utility. The draft contains the exemptions from legal unbundling provided for in the Second Electricity and Gas Directives.
      Regulation of network access: The REGTP will be authorized as the independent regulator required by the Second Electricity and Gas Directives. In addition, the draft contains provisions on the supervisory powers of the regulator, non-discriminatory network access, and basic rules for grid tariff calculations. The draft also proposes a possible regulation giving incentives for the cost-effective provision of services. Secondary legislation specifies the details of network access conditions and grid tariffs, including an option for the market-based determination of gas grid tariffs based on competition.
      On September 24, 2004, the Bundesrat submitted its comments on the draft of the revised Energy Law, which included several changes such as the introduction of regulator pre-approval of tariffs for network access and balancing services, introduction of regulatory powers for the German states and the accelerated introduction of an incentive regulation.
      The government’s reply of October 27, 2004 contained the following key points:

•	if network access fees are increased before the amended Energy Law comes into force, the REGTP is required to institute market abuse proceedings immediately after the amended Energy Law comes into force;

•	introduction of an approval procedure for increases in network access fees after entry into force of the amended Energy Law and before the introduction of an incentive regulation; and

•	immediate creation of conditions for an incentive regulation and introduction within two years (at the latest) after the amended Energy Law has entered into force.
      The first reading of the revised draft Energy Law began in the Bundestag (Lower House of Parliament) on October 28, 2004.
      Because of the ongoing legislative process, the Company cannot predict the final form of this legislation, or its effects on the Company and on the German energy industry generally. In addition, the relevant issues will also be subject to several new regulations not yet published or still in political discussion. The Second Electricity and Gas Directives implementation deadline of July 1, 2004 has not been met, but the government expects to enact a revised Energy Law in mid-2005.

European Regulation on Cross-Border Trading
      The Second Electricity Directive was accompanied by a new EU regulation on cross-border electricity trading (Regulation (EC) No 1228/2003 on Conditions for Access to the Network for Cross-Border Exchanges in Electricity, or the “Regulation on Cross-Border Electricity Trading”). This regulation required the establishment of a committee of national experts chaired by the EU Commission. The committee will adopt guidelines on member state compensation for electricity transit flows, on the harmonization of national transmission tariffs and on the allocation of cross-border interconnection capacity. The applicable guidelines have already been drafted and are expected to enter into force during 2005 or 2006.
      At the EU level, a provisional tariff system for cross-border electricity trading came into effect in March 2002. The system provides a fund mechanism to cover costs resulting from cross-border trades. Until 2003, money for the fund was raised from two sources: a charge on exports and socialized costs charged to all electricity customers. As of January 1, 2004, a modified cross-border tariff system has taken effect. Instead of charging export fees for international electricity flows, transmission system operators must now pay into a fund according to their net physical import and export flows. As before, the distribution of the funds depends on transit volume, so as a large transit country Germany continues to be a net receiver of funds. This transitional tariff system will remain in effect until the guidelines outlined in the EU’s Regulation on Cross-Border Electricity Trading are applicable.

Greenhouse Gas Emissions Trading
      In order to reach the greenhouse gas emissions reduction targets set by the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”), the EU adopted a directive on emissions trading (Directive 2003/87/ EC Establishing a Scheme for Greenhouse Gas Emission Allowance Trading Within the Community, or the “Emissions Trading Directive”) on October 13, 2003. The Emissions Trading Directive establishes a greenhouse gas emissions allowance trading scheme for member states which started in 2005. The trading scheme is currently limited to the trading of CO2. The first obligatory commitment period under the Kyoto Protocol will follow from 2008 to 2012. Under the emissions allowance trading scheme, operators of identified types of industrial installations within the EU (including fossil fuel-fired power plants with a thermal input exceeding 20 MW) will be obliged to acquire an emissions permit that will entitle the installation to emit a specified quantity of CO2. If an installation exceeds the level of emissions covered by its allowances (which are initially allocated free of charge), it will be obliged to buy additional allowances on the market. If it fails to do so, it will have to pay a penalty fee. If the emissions of an installation fall below the level of allocated emissions permits, the allowances can be sold on the market.
      Most EU member states have already transposed the Emissions Trading Directive into national law. In Germany, in July 2004 the German Parliament passed the so-called Greenhouse Gas Emissions Trade Act (Treibhausgas-Emissionshandelsgesetz or “TEHG”) and in August 2004 the Allocation Act 2007 (Zuteilungsgesetz 2007 or “ZuG 2007”), which consists of methods of permit allocation and application procedures, came into force. Most of E.ON Energie’s gas-, oil- and coal-powered generating facilities are covered by the new legislation. In addition, E.ON Ruhrgas operates several compressor stations with a thermal capacity exceeding 20 MW which are covered by the legislation. Pursuant to ZuG 2007, E.ON Energie and E.ON Ruhrgas applied for the necessary emissions allowances by year-end 2004. The results of the allocation of emissions allowances for E.ON Energie’s covered facilities by the competent authority (Deutsche Emissionshandelsstelle or “DEHSt”) are generally acceptable to E.ON but there are still some open questions to be discussed with the DEHSt, with which E.ON Energie has filed an objection with respect to the allocation of allowances to a number of its installations. E.ON Energie expects the amount of allowances granted to its covered facilities to nearly match its emissions, with a slight shortfall. E.ON considers the results of the allocation of emissions allowances for E.ON Ruhrgas’ covered facilities to be generally acceptable. However, the current allocation of emissions allowances to E.ON Ruhrgas is preliminary and some conditions still have to be discussed with DEHSt.
      Emissions allowances have also been allocated in Sweden, Finland and the Netherlands, and while the Company is generally satisfied with the allocation, E.ON Benelux has filed an objection for a single installation. In the United Kingdom, emissions allowances are expected to be allocated during 2005.
      The implementation of the Emissions Trading Directive has only recently taken effect and the Company cannot currently predict how the trading of emissions allowances will develop and any effect this may have on the Company’s financial condition and results of operations. Currently, the Company does not generally expect the emissions trading scheme to have a negative impact on its operations.

Legislative Package on Energy Infrastructure and Security of Supply
      In December 2003, the European Commission proposed a legislative package on energy infrastructure and security of supply. The proposed legislation is currently being discussed by the European Parliament and the Energy Council, but adoption has not yet taken place. The most important legislative proposals are:

•	Directive proposal on measures to safeguard security of electricity supply and infrastructure investment. This proposed directive provides for the introduction of minimum technical standards for grid operators to provide security of electricity supply. In addition, transmission system operators will be required to submit their investment plans for cross border interconnection to the national authorities on a regular basis.

•	Directive proposal on energy end-use efficiency and energy services. This proposed directive sets an annual reduction target of one percent for energy used in each member state, which would be achieved by boosting energy efficiency measures in the EU.

•	Regulation proposal on conditions for access to gas transmission networks. This proposed regulation covers access to all gas transmission networks in the EU, and addresses a number of issues such as access charges, third party access services, capacity allocation mechanisms, congestion management, transparency requirements, balancing and imbalance charges, secondary markets, and information and confidentiality provisions. The regulation proposal also requires the establishment of a committee of national experts chaired by the EU Commission, which will have the authority to revise the rules annexed to the regulation.

Security of Energy Supply (Gas)
      On April 26, 2004, the EU adopted a directive establishing measures to safeguard the security of the EU’s gas supply (Directive 2004/67/ EC Concerning Measures to Safeguard Security of Natural Gas Supply, the “Gas Supply Directive”). The Gas Supply Directive establishes a common framework within which member states must define general, transparent and non-discriminatory security of supply policies compatible with the requirements of a competitive internal gas market, and focuses on measures to be taken if severe difficulties arise in the supply of natural gas. The key elements of the Gas Supply Directive are:

•	Member states must adopt adequate minimum security of supply standards, and

•	A “three step procedure” will take effect in the event of a major supply disruption for a significant period of time. Under the “three step procedure”, the gas industry should take measures as a first response to such a disruption, followed by national measures taken by member states. In the event of inadequate measures at the national level, the Gas Coordination Group, consisting of representatives of member states, the gas industry and relevant consumers under the chairmanship of the European Commission, would then decide on necessary measures.
      The Gas Supply Directive is required to be implemented by each member state by May 19, 2006.

Markets in Financial Instruments Directive
      The Markets in Financial Instruments Directive (“MiFID”), which substantially revises the existing Investment Services Directive, was adopted by the EU in April 2004. Member states are required to implement MiFID by April 2006, although this may be subject to delay.
      MiFID establishes high level organizational and conduct of business standards that apply to all investment firms, including the application of EU capital adequacy standards. The extension of regulation to include commodity derivatives and investment advice are two notable features of the directive which potentially affect energy firms which are active in the trading business. There are, however, a number of exemptions which could apply to energy firms, depending on how MiFID is eventually implemented in the member states. The Company cannot currently predict how the eventual implementation of MiFID may affect its operations.

GERMANY: ELECTRICITY

The Electricity Feed-in Law and the Renewable Energy Law
      Under the amended German Stromeinspeisungsgesetz (law governing renewable electricity fed into the power grid, or “Electricity Feed-In Law”), which came into effect in 1998, all regional utilities with standard rate customers were required to pay for energy produced from renewable resources, including wind-generated electricity, fed into the grid. The price paid by the regional utility to the generator of renewable energy, determined by the average electricity price to the end user nationwide, typically exceeded the regional utilities’ procurement costs, thereby forcing regional utilities to pay part of the costs of renewable sources of energy. Regional utilities in whose supply area the feeding plants are located had to bear these costs.
      As this led to distortions in competition, the German Parliament passed another change in the Electricity Feed-in Law, which came into effect April 1, 2000. Important aspects of the changed law, which is called the Renewable Energy Law, include:

•	Fixed tariffs for renewable energies: Tariffs for renewable energies are fixed. For wind turbines coming online in 2005, the tariff is fixed at 8.53 €cent/kWh. This tariff is limited in time, with a general term of five years that may be extended up to 20 years depending upon the actual production volume of the installation. After five years, the tariff is reduced to 5.39 €cent/kWh if 150 percent or more of a reference production, which is the potential production of the installed wind turbine operating with a constant wind speed of five meters per second over five years, has been produced. In addition, the fixed tariff is reduced by two percent for new wind turbines every year. For wind turbines coming online in 2006, this means a reduction to 8.36 €cent/kWh and 5.28 €cent/kWh respectively.

•	National burden sharing: The Renewable Energy Law assumes that the subsidy obligation would be passed on in full to the supplying companies. At the transmission company level, there is an equalization process covering the whole country. Each transmission company first determines how much electricity it takes up under the Renewable Energy Law and how much electricity in total flows in its region to end users. An equalization will then be effected among all transmission companies so that all transmission companies take on and subsidize proportionally equivalent amounts of renewable electricity under the statute. The transmission company will then pass these quantities of electricity and the corresponding costs on to the suppliers delivering electricity to end users in its region in proportion to their respective sales.
      The Renewable Energy Law abolished regional differences in electricity costs for consumers and the related competitive disadvantages for E.ON Energie. However, the growing production of energy from wind turbines has led to growing costs for balancing power, grid extensions and back-up power for power stations that have to be kept in reserve. This became a growing burden for E.ON Energie, since almost half of Germany’s wind turbines are situated in the grid control area of E.ON Energie AG, an area that meets approximately 30 percent of German electricity demand. In July 2004, the German Parliament passed an amendment of the Renewable Energy Act which introduced an obligation for the transmission system operators to share the effort of balancing power by equally distributing the feed-in of electricity from wind power according to the electricity consumption in the area of each transmission system operator. As a result of this burden sharing mechanism, E.ON Energie is able to pass a certain amount of balancing costs on to other grid operators. Other costs caused by renewable energy (grid extension and back-up power) are, however, currently not part of the national burden sharing mechanism. E.ON Energie believes that the tariffs for renewable energies are still too high and that competition which would bring down the cost of renewable energy generation has not developed.
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

Co-Generation Protection Law
      In order to protect existing CHP plants and give incentives to improve them, the German Parliament passed a new Co-Generation Protection Law (Kraft-Wärme-Kopplung-Gesetz) on March 1, 2002, which came into effect on April 1, 2002 and replaced the former Co-Generation Protection Law of May 2000. The new law, which will expire at the end of 2010, requires local network operators to pay CHP plants the following bonus payments for electricity that is produced in combination with heat and fed into the public grid:

•	CHP plants that were commissioned before 1990 received 1.53 €cent/kWh in 2002 and 2003 and 1.38 €cent/kWh in 2004, and will receive 1.38 €cent/kWh in 2005 and 0.97 €cent/kWh in 2006;

•	CHP plants that were commissioned after 1990 received 1.53 €cent/kWh in 2002 and 2003 and 1.38 €cent/kWh in 2004, and will receive 1.38 €cent/kWh in 2005, 1.23 €cent/kWh in 2006 and 2007, 0.82 €cent/kWh in 2008, and 0.56 €cent/kWh in 2009;

•	CHP plants that are modernized received 1.74 €cent/kWh in 2002 and 2003 and 1.74 €cent/kWh in 2004, and will receive 1.69 €cent/kWh in 2005 and 2006, 1.64 €cent/kWh in 2007 and 2008, and 1.59 €cent/kWh in 2009 and 2010; and

•	Small CHP plants with an installed capacity of less than two MW received 2.56 €cent/kWh in 2002 and 2003 and 2.4 €cent/kWh in 2004, and will receive 2.4 €cent/kWh in 2005, 2.25 €cent/kWh in 2006 and 2007, 2.1 €cent/kWh in 2008 and 2009, and 1.94 €cent/kWh in 2010.
      The local network operators are in turn allowed to pass on the costs of the bonus payments to the grid operators, which may pass on the costs of the bonus system to their customers. A nationwide equalization process among the utilities was implemented in order to ensure the equal distribution of the costs of the bonus system across utilities. In 2005, every consumer will have to pay an additional approximately 0.34 €cent/kWh (including VAT). Industrial customers only have to pay 0.05 €ct/kWh for that portion of their electricity consumption exceeding 100,000 kWh per year. For those customers whose electricity costs are higher than 4 percent of their total turnover, this fee for the consumption exceeding 100,000 kWh per year is limited to 0.025 cent/kWh. In 2004, the government together with the utilities started a monitoring process to evaluate the extent to which CO2 emissions have been reduced as a result of this law and whether the current bonus payments are adequate.
      The European Union has passed a co-generation directive in order to promote the use of co-generation and thereby increase energy efficiency and reduce CO2 emissions. The directive corresponds largely to the German national CHP legislation and will not require a change in current German law.

Electricity Grid Access
      The First Electricity Directive was implemented in Germany with a framework for negotiated third party access to high-, medium- and low-voltage networks agreed by the associations of all German utilities and of industrial customers (Verbändevereinbarung, amended as Verbändevereinbarung II and Verbändevereinbarung II+). As of January 1, 2002, Verbändevereinbarung II+ provided for an amended framework for objective and non-discriminatory grid access by increasing transparency with respect to grid prices in order to make grid access more customer-friendly. In addition, traders were offered more flexibility and the option of booking intra-day capacities. This agreement was valid until December 2003 as part of the current Energy Law. Although the Verbändevereinbarung II+ is not officially in force anymore, utilities still act according to its rules and will continue to do so until the revised Energy Law is passed.

Electricity Rate Regulation
      Prices at which local and regional distributors sell electricity to standard-rate customers are currently regulated by the economics ministries of each of the German states (as provided in the Federal Electricity Tariff Regulation (Bundestarifordnung Elektrizität, or “BTO Elt”)) and are normally reset at least every two years. The rates are set at a level to assure an adequate return on investment on the basis of the costs and earnings of the electricity company. However, these governmentally-set ceiling rates do not completely represent the actual market situation, with numerous rates offered which are designed to meet different customers’ special needs. The average price charged by utilities for an average standard-rate customer in Germany with an annual consumption of 3,500 kWh was, according to the VDEW, 17.96 €cent per kWh in 2004 (all taxes included). The average price quoted by the German Association for Energy Consumption (“VEA”) for industrial customers was 7.79 €cent per kWh, while the average price per kWh charged by E.ON Energie was 8.07 €cent per kWh, as quoted by VEA as of July 1, 2004 (net of tax). As standard-rate customers may choose between different suppliers, an integrated rate regulation is generally viewed as no longer necessary, and according to the draft of the revised Energy Law, probably should be abandoned. Prices for sales of electricity by E.ON Energie to regional electricity companies, municipal utilities and large industrial customers are not regulated by the BTO Elt; however, they are governed by the GWB, which requires that no patently unreasonable rates are set.
GERMANY: GAS

Gas Grid Access
      Until legislation is passed implementing the Second Gas Directive, E.ON Ruhrgas will use the framework for third party access contained in an agreement between E.ON Ruhrgas and the Competition Directorate-General of the European Commission with respect to a matter that had been pending before the Competition Directorate. The agreement contains, among other commitments by E.ON Ruhrgas with respect to its transmission business such as greater transparency and improved congestion management, an agreement to use an entry/exit model for gas grid access. The agreed entry/exit model was introduced by E.ON Ruhrgas Transport on November 1, 2004. For more information, see “— Business Overview — Pan-European Gas — Transmission System and Storage.”

Gas Rates
      Gas and heat rates are not regulated in Germany, but the GWB does apply. For network access, local distribution tariffs are currently priced on the basis of a postage stamp tariff, calculated according to the guidelines set by the Verbändevereinbarung Gas II for local grids. Transmission tariffs at the national and regional level are currently set by network operators using international tariffs as a benchmark.
U.K.
      Liberalization of the electricity and gas industries in the United Kingdom largely pre-dated the requirements of the First and Second Electricity and Gas Directives described under “— EU/ Germany: General Aspects (Electricity and Gas)” above, but the U.K. regulatory regime is basically consistent with the terms of such directives. E.ON UK is also subject to U.K. and EU legislation on competition.
      The gas and electricity markets in England, Wales and Scotland are regulated by a single energy regulator, the Gas and Electricity Markets Authority (the “Authority”), established in November 2000. The Authority is assisted by Ofgem, which is governed by the Authority. The principal objective of the Authority is to protect the interests of consumers of gas and electricity, wherever appropriate, by the promotion of effective competition in the electricity and gas industries. The Authority may grant licenses authorizing the generation, transmission, distribution or supply of electricity and the transportation, shipping or supply of gas. The Energy Act 2004 also gives the Authority power to license the operation of gas and electricity interconnectors. Any such license will incorporate by reference as appropriate the standard conditions determined for that type of license, which may be modified by the Authority. The license may also include other conditions that the Authority considers appropriate. License conditions may be modified in accordance with their terms or under the provisions of the Electricity Act 1989 (as amended) or Gas Act 1986 (as amended), as appropriate. The Authority has power to impose financial penalties on licensees and/or make enforcement orders for breach of license conditions and other relevant requirements.
      The Authority also has within its designated areas of responsibility many of the powers of the Office of Fair Trading to apply and enforce the prohibitions in the Competition Act 1998 in relation to anti-competitive agreements or abuse of market dominance, including imposing financial penalties for breach. Since May 1, 2004, following reform of the EC competition law regime, the Authority also has the power to apply Articles 81 and 82 of the EC Treaty, which deal with control of anti-competitive agreements and abuse of market dominance. Within its designated areas, the Authority also exercises concurrently with the Office of Fair Trading certain functions under the Enterprise Act 2002 relating to the power to make market investigation references to the Competition Commission.

Electricity
      Unless covered by a license exemption, all electricity generators operating a power station in England, Wales or Scotland are required to have a generation license. The principal generation license within the E.ON U.K. business is held by E.ON UK. Although generation licenses do not contain direct price controls, they contain conditions which regulate various aspects of generators’ economic behaviour.
      The distribution licenses held by Central Networks East and Central Networks West authorize the licensee to distribute electricity for the purpose of giving a supply to any premises in Great Britain. They provide for a distribution services area, equating to the former authorized area of the former public electricity suppliers in the East Midlands and West Midlands areas, respectively, in which the licensee has certain specific distribution services obligations. Under the Electricity Act 1989 (as amended), an electricity distributor has a duty, except in certain circumstances, to make a connection between its distribution system and any premises for the purpose of enabling electricity to be conveyed to or from the premises and to make a connection between its distribution system and any distribution system of another authorized distributor, for the purpose of enabling electricity to be conveyed to or from that other system.
      The distribution licenses place price controls on distribution. The current distribution price controls are in effect until March 2005. Ofgem has proposed the electricity price control review allowed income for operating and investing in the network as well as five year performance targets for the period April 2005 to March 2010 and this has been accepted in principle by all the electricity distribution companies in the United Kingdom. The relevant license conditions to give effect to the agreement in principle are now being discussed with Ofgem for implementation by April 2005.
      The supply license held by Powergen Retail Limited authorizes the licensee to supply electricity to any premises in Great Britain. It provides for a supply services area, equating to the former authorized area of Powergen Energy plc, as the former public electricity supplier in the East Midlands, in which the licensee has certain specific supply services obligations. The supply license used to place price controls on supply; however, these price controls lapsed after March 31, 2002. Following the end of the price controls, Ofgem relies on monitoring competition and, where necessary, using its powers under the Competition Act 1998 to tackle abuse. In addition, Ofgem is pursuing a range of measures under its Social Action Plan to help vulnerable and low income customers. It is also continuing to work with the industry to improve the process for customers when they switch suppliers.
      On August 25, 2004, the Authority confirmed a GBP700,000 financial penalty on Powergen Retail Limited, for incorrectly objecting to the transfer of more than 20,000 domestic customers to new gas or electricity suppliers between October 2002 and July 2003. The penalty was initially proposed by Ofgem in July 2004 following an investigation by Ofgem’s enforcement team. Powergen Retail Limited accepted the penalty and revised its procedures concerning customers in debt.
      A separate supply license is held by E.ON UK, which does not extend to supply to domestic premises. E.ON UK also continues to hold a second-tier supply license for Northern Ireland (to which the Utilities Act 2000 generally does not extend).
      Following the acquisition of the U.K. retail energy business of the TXU Group in October 2002, E.ON UK also holds a number of additional electricity and gas supply licenses through certain of the companies that were acquired as part of that deal. Customers supplied under these licenses are being migrated to the supply licenses held by Powergen Retail Limited and E.ON UK.
      Under section 33BC of the Gas Act 1986, section 41A of the Electricity Act 1989 and section 103 of the Utilities Act 2000, electricity and gas suppliers are subject to a statutory obligation (known as the Energy Efficiency Commitment (EEC)) which requires them to achieve targets for installing energy efficiency measures in the household sector. The current obligation covers the period from April 1, 2002 to March 31, 2005. The U.K. government has decided to extend the EEC for a further six years and require savings at about twice the level of the current EEC, achieving reductions in CO2 emissions of about 0.7 million tons of carbon per annum by 2010. It has accordingly imposed a further obligation covering the period from April 1, 2005 to March 31, 2008 (known as the Electricity and Gas (Energy Efficiency Obligations) Order 2004). The U.K. government estimates the cost to suppliers of this requirement will be about GBP9 per year for each of their gas and electricity customers, although the actual cost will depend on the cost to suppliers of contracting for energy efficiency measures, which is to some extent uncertain. E.ON UK would expect to recover these costs from customers, but can give no assurance that it will be able to do so.

Gas
      Licenses to ship gas and to supply gas are held by a number of companies in the U.K. market unit.
      E.ON UK operates gas pipelines that are subject to the Pipelines Act 1962 (as amended), including pipelines at Killingholme, Cottam and Connah’s Quay. This legislation gives third parties rights to apply to the Secretary of State for a direction requiring the pipeline owner to make spare capacity available to the third party.
NORDIC

Sweden
      Electricity. The main legislation applicable to the electricity industry in Sweden is the Swedish Electricity Act (Ellag (1997:857), or the “Electricity Act”) that came into force on January 1, 1998.
      The Electricity Act promotes competition by creating opportunity for customers to enter into agreements with the supplier of the customer’s choice. In order to further ensure competition in sales of electricity, the Electricity Act also required the legal unbundling of the generation/sales and the transmission and distribution businesses, so that transmission and distribution operations are carried out by a separate legal entity. As a consequence, electricity customers in Sweden have separate contracts with a retail supplier and an electricity distributor. In Sweden, retail prices are not regulated.
      Transmission and distribution of electricity are considered to be natural monopolies and are subject to regulation. The Swedish Energy Agency (“STEM”) grants licenses to erect power lines and carry on distribution operations. As the regulator for the Swedish electricity and gas markets, STEM has the authority to supervise the monopoly transmission and distribution businesses in order to protect the interests of the customers. STEM also oversees third party access to the networks. It monitors network charges and other terms for the transmission and distribution of electricity and is responsible for setting certain standards with respect to transmission and distribution. In Sweden, the high-voltage transmission grid is owned and operated by Svenska Kraftnät, the state-owned national grid company. The mid- and low-voltage distribution grids are owned and operated by a large number of both privately and publicly owned companies. A spot tariff, consisting of an annual connection fee and an hourly transmission charge, applies for access to the national transmission as well as the regional and local distribution grids. Market participants pay for the right to feed in or take out electricity at just one point, which gives the participant access to the entire grid system and enables it to trade with any of the other market participants in the Nordic grid system. STEM also monitors quality of supply data for statistical reasons.
      Changes in the Electricity Act regarding distribution regulation came into force in July 2002. The amendments provide that distribution tariffs be reasonable compared to the distribution companies’ performance. The concept of performance will initially be defined by STEM, which has constructed a fictitious network for each utility in order to calculate the resources needed for the distribution of electricity. The resulting value of the network will then be compared to the utility’s actual revenues in order to assess the reasonableness of the distribution tariffs.
      For this purpose STEM has created a model called the “Network Performance Assessment Model”. The model will be used for the first time with respect to 2003 distribution tariffs. Swedish distribution companies have reported the required information to STEM, which now is examining the operation of the companies. STEM decided in December 2004 to prolong its inspection of a number of Swedish distribution companies, primarily for administrative reasons. With respect to Sydkraft’s operations, one very small distribution company was subject to inspections due to an unfavorable efficiency ratio.

      The Electricity Act is currently being reviewed to determine if amendments will be necessary as a result of the Second Electricity Directive. A government bill has recently been presented by the government, but no final decision regarding any changes in the Electricity Act has yet been made.
      Gas. In order to comply with the requirements of the First Gas Directive, a Swedish Natural Gas Act (Naturgaslag (2000:599) or the “Natural Gas Act”) was implemented in August 2000. The Natural Gas Act does not stipulate legal unbundling of the transmission and supply businesses but requires separate accounting for the transmission business and non-discriminatory third party access to gas networks. The Natural Gas Act also requires that gas tariffs be published for eligible customers. Tariffs are checked by STEM ex-post.
      The Swedish government is currently preparing new legislation based on the requirements of the Second Gas Directive, which may take effect in mid-2005. The main elements of the initial draft legislation are that all non-household customers will be able to choose their gas supplier; that legal unbundling of gas transmission and supply be introduced; that network access be based on published tariffs; and that the criteria for tariffs be pre-approved by STEM while network revenues remain subject to examination by STEM ex-post. STEM is currently developing a model for the supervision of grid tariffs. As no final decision regarding the draft legislation has been made yet, the Company cannot yet predict any consequences of this legislation.
      Renewable Energy and Electricity Certificates. The Swedish electricity certificate system has been in operation since May 2003. The objective of the system, which is based on the Swedish Act on Electricity Certificates (SCS 2003:313), is to increase the volume of electricity produced from renewable energy sources by 10 TWh by 2010 as compared with the 2002 level. For more information about the system, see “— Business Overview — Nordic — Market Environment.”
      During 2004 STEM gave the Ministry of Sustainable Development recommendations on the electricity certificate system based on an analysis of the system. STEM recommended that the electricity certificate system be made permanent and that long-term quota levels be set if necessary investments in renewable energy are to take place. Due in part to this analysis, the Swedish government is expected to deliver proposals on an amendment of the Act on Electricity Certificates to the Swedish Parliament during 2005.

Finland
      The main legislation applicable to the Finnish electricity industry is the Electricity Market Act (Sähkömarkkinalaki (386/1995), or the “Electricity Market Act”), which came into effect in June 1995. The Electricity Market Act pre-dated the requirements of the First Electricity Directive, but is basically consistent with the terms of that directive. The purpose of the Electricity Market Act is to ensure preconditions for an efficiently functioning electricity market so as to secure the sufficient supply of high-standard electricity at reasonable prices. The Electricity Market Act contains regulations for distribution and transmission companies with regard to electricity network licenses, general obligations and pricing principles for network operation, systems responsibility, balance responsibility and balance determination, construction of electricity networks, retail sale of electricity and unbundling of operations. Under the Electricity Market Act, generation, retail and electricity trading are subject to competition, while transmission and distribution remain regulated natural monopolies. The Finnish government amended the Electricity Market Act at the end of 2004 because the legislation did not meet all the requirements of the Second Electricity Directive, in particular the requirement for legal unbundling.
      The Finnish energy regulator, the Energy Market Authority (“EMA”), is an expert body subordinate to the Finnish Ministry of Trade and Industry. Its operation started in June 1995, at the same time as the Electricity Market Act took effect.
      Electricity and natural gas network operation in a specific geographical area is subject to license, with only one license allowed per specific geographical area. The EMA grants network licenses to utilities engaged in distribution operations. Moreover, the EMA also grants permits for constructing high voltage power lines.
      The pricing of network services, such as connection, distribution and metering, must be public, reasonable, non-discriminatory and regionally impartial. The EMA supervises and monitors the pricing of transmission and distribution services of the regional network operators and the national grid. Moreover, the EMA also intervenes in the terms and prices of network services that are considered to restrict competition. The EMA can forbid a network operator from applying a pricing system that does not meet requirements and can obligate the company to correct its pricing within three months. The EMA itself cannot impose any penalty on network operators.
      In order to comply with all of the requirements of the Second Electricity Directive, the Finnish government has revised the regulations on pricing supervision with effect from January 1, 2005. The new regulation provides for evaluation of the reasonableness of distribution pricing based on the network operator’s rate of return, combined with efficiency requirements. The first regulatory period will cover the years 2005-2007, with a five year period to follow. The EMA has set allowed annual profits for this period; the allowed income level is approximately the same as in 2004. The reasonableness of distribution pricing is evaluated ex-post. In cases where the EMA determines that over-charging has occurred, network operators must return the excess profits to customers.
U.S. MIDWEST

Retail Electric Rate Regulation
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
      On December 29, 2003, LG&E and KU filed general rate case applications with the KPSC seeking increases in regulated tariffs. LG&E’s last electric rate case was in 1990 and its last gas rate case was in 2000; KU’s last rate case was in 1983. LG&E requested an increase in its annual electric rates of an aggregate of $63.8 million or 11.3 percent and an increase in its annual gas rates of an aggregate of $19.1 million or 5.4 percent. KU requested an increase of an aggregate of $58.3 million or 8.5 percent. On June 30, 2004, the KPSC issued an order approving increases in the base electric and gas rates of LG&E and the base electric rates of KU. In the KPSC’s order, LG&E was granted increases in annual base electric rates of approximately $43.4 million or 7.7 percent and in annual base gas rates of approximately $11.9 million or 3.4 percent. KU was granted an increase in annual base electric rates of approximately $46.1 million or 6.8 percent. The rate increases took effect on July 1, 2004. The Attorney General of Kentucky has challenged these rate increases and commenced an inquiry into the regulatory process which led to them. The inquiry and proceedings before the KPSC and certain Kentucky courts regarding such challenges are expected to continue during 2005 and it is uncertain when such matters will be concluded or whether they will ultimately have an effect on the rate increase. Pending the results of such matters, LG&E and KU are charging customers the approved higher rates
      The electric rates of LG&E and KU in Kentucky contain fuel adjustment clauses whereby increases and decreases in the cost of fuel for electric generation are reflected in the rates charged to all retail electric customers. The KPSC requires public hearings at six-month intervals to examine past fuel adjustments, and at two-year intervals to review past operations of the fuel clause and transfer the then-current fuel adjustment charge or credit to the base charges. At present, the KPSC also requires that electric utilities, including LG&E and KU, publicly file certain documents relating to fuel procurement and the purchase of power and energy from other utilities.
      Through December 31, 2003, the electric rates LG&E and KU charge in Kentucky were also subject to an earnings sharing mechanism (“ESM”). The ESM was originally put in place for three years beginning January 1, 2000. Prior to the expiration of the ESM at the end of 2002, LG&E and KU filed a request for a three-year continuation of the ESM in its previous form through December 31, 2005. In January 2003, the KPSC approved the ESM continuation for 2003, subject to prospective change as a result of further proceedings. The KPSC’s order approving new base rates effective July 1, 2004 terminated the ESM for all periods after 2003, but allowed for recovery of amounts requested through 2003. Under the ESM settlement, during the period through March 2005 LG&E and KU are collecting from customers approximately $13.0 million and $16.2 million, respectively, of ESM revenue earned in 2003.
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

Retail Gas Rate Regulation
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

Transmission Developments
      A number of regional or industry-wide FERC proceedings regarding transmission market structure changes are in varying stages of development. In August 2004, MISO filed its FERC-required proposed Transmission and Energy Markets Tariff (“TEMT”). In September and October 2004, many MISO-related parties (including LG&E and KU) filed proposals with the FERC regarding pending MISO-filed changes to transmission pricing principles, including the TEMT and elimination of through-and-out transmission (“T&O”) charges. Additional filings of the companies before FERC in September 2004 sought to address issues relating to the treatment of certain “grandfathered” transmission agreements (“GFA’s”) should TEMT become effective. The utility proposals generally seek to appropriately delay the T&O and TEMT effective dates based upon errors in administrative or procedural processes used by FERC or to appropriately limit potential reductions in transmission revenues received by the utilities should the T&O, TEMT or GFA structures be implemented. At present, existing FERC orders conditionally approve elimination of T&O rates and implementation of general TEMT rates in MISO by spring 2005. At this time, LG&E and KU cannot predict the outcome or effects of the various FERC proceedings described above, including whether such will have a material impact on the financial condition or results of operations of the companies. Financial consequences (changes in transmission revenues and costs) associated with the upcoming transmission market tariff changes are subject to varying assumptions and calculations and are therefore difficult to estimate. One component, the MISO-related administrative costs, are estimated by LG&E and KU at approximately $15 million annually over the period 2005-2010. Changes in revenues and costs related to broader shifts in energy market practices and economics are not currently estimable. Should LG&E or KU be ordered to exit MISO, current MISO rules may also impose an exit fee. LG&E and KU are not able to predict the estimated outcome or economic impact of any of the MISO-related matters. While LG&E and KU believe legal and regulatory precedent should permit most or many of the MISO-related costs to be recovered in their rates charged to customers, they can give no assurance that state or federal regulators will ultimately agree with such position with respect to all costs, components or timing of recovery.

Other Regulations
      Integrated resource planning regulations in Kentucky require LG&E, KU and other major utilities to make triennial filings with the KPSC of historical and forecasted information relating to forecasted load, capacity margins and demand-side management techniques. The two utilities plan to file their next integrated resource plan in April 2005.

      Pursuant to Kentucky law, the KPSC has established the service boundaries for LG&E, KU and other utility companies, other than municipal corporations, within which each such supplier has the exclusive right to render retail electric service.
ENVIRONMENTAL MATTERS
GENERAL
      E.ON is subject to numerous national and local environmental laws and regulations concerning its operations, products and other activities in the various jurisdictions in which it operates. Although E.ON believes that its domestic and international production facilities and operations are currently in material compliance with the laws and regulations with respect to environmental matters, such laws and regulations could require E.ON to take future action to remediate the effects on the environment of prior disposal or release of substances or waste. Such laws and regulations could apply to various sites, including power plants, pipelines and gas storage facilities, chemicals plants, waste disposal sites and chemicals warehouses. Such laws and regulations could also require E.ON to install additional controls for certain of its emission sources or undertake changes in its operations in future years. For greater detail on the application of environmental laws and regulations to E.ON’s operations, see below. E.ON has established and continues to establish accruals for environmental liabilities where it is probable that a liability will be incurred and the amount of liability can be reasonably estimated. The provisions made are considered to be sufficient for known requirements. E.ON adjusts accruals as new remediation commitments are made and as information becomes available which changes estimates previously made.
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
GERMANY: ELECTRICITY
      Air Pollution. All of E.ON Energie’s plants are subject to EU and/or national regulations, and are equipped where necessary with pollution removal devices. The most important pollution law applicable to E.ON Energie’s German plants is the German Federal Pollution Control Act (Bundesimmissionsschutzgesetz, or “BImSchG”) and its implementing ordinances. One of such ordinances, the Ordinance on Large Combustion Plants (Verordnung über Großfeuerungsanlagen, or “13. BImSchV”), sets stringent emission limits for power stations for all known air pollutants, such as sulphur oxides (“SOx”), nitrogen oxides (NOx) and dust. The relevant emissions of E.ON Energie’s power plants are continuously measured and reported. Due to the extensive installation of scrubbers, catalysts, electrostatic precipitators and other pollution control devices, E.ON Energie’s power plants comply with all current requirements. In order to implement the EU environmental guideline 2001/80/ EU, the German government amended 13. BImSchV in 2004 to introduce lower emission limits. Because of the reduction in emission limits, especially for particulate emissions, some of E.ON Energie’s power plants require retrofitting of their instrumentation and/or electrostatic precipitators in order to comply with the amended ordinance. E.ON Energie expects to implement most of these retrofits between 2008 and 2011. The total cost of compliance is currently expected to be between €8 million and €40 million, but this cost estimate is preliminary and the Company may incur greater than expected costs in complying with the amended ordinance.
      Emission trading for carbon dioxide started in the EU on January 1, 2005. For details on the Emissions Trading Directive, applicable German legislation and effects on E.ON Energie, see “— Regulatory Environment.”

      Nuclear Energy. Details of E.ON Energie’s nuclear power operations in Germany and those of its 20 percent minority investee BKW in Switzerland can be found under “— Business Overview — Central Europe — Power Generation” and “— Other” above. E.ON Energie does not own interests in or operate any nuclear power facilities in any other country. German safety standards for nuclear power stations are among the most stringent in the world. German nuclear power regulations are found in the AtG and a number of national regulations, guidelines and technical rules. The German regulatory framework regarding nuclear power regulations is also governed by international agreements, including the Euratom Agreement, dated March 23, 1957 (Euratomvertrag), the Paris Liability Agreement, dated July 29, 1960 (Pariser Haftungsübereinkommen), and the Non-Proliferation Treaty, dated July 1, 1968 (Nichtverbreitungsvertrag).
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
      In case of a nuclear accident in Germany, the owner of the reactor, the factory or the nuclear materials storage facility (the “Proprietor”) is subject to liability provisions that guarantee comprehensive compensation to all injured parties. Under German nuclear power regulations, the Proprietor is strictly liable, and the geographical scope of its liability is not limited to Germany or the contractual territory of the Paris Liability Agreement. The Proprietor is in principle subject to unlimited liability. The AtG and the Regulation regarding the Provision for Coverage pursuant to the AtG (Atomrechtliche Deckungsvorsorge-Verordnung, or “AtDeckV”) require every Proprietor to provide liability coverage by either insurance or financial security. The amount of coverage required is reevaluated every five years. In February 2002, the AtG was amended and the required liability coverage was increased from €256 million to €2.5 billion. E.ON Energie has insurance covering the first €256 million of damages. To provide liability coverage for the additional amounts required by the AtG amendment, the German nuclear power plant operators entered into a solidarity agreement to cover the increase, which provides that the costs of liability exceeding the operator’s own resources and those of its parent company in the event of a nuclear accident will be covered by a pool, with the nuclear facility operators having a mutual responsibility to cover each other’s damages. For details, see Note 25 of the Notes to Consolidated Financial Statements. For this reason, the AtG amendment has resulted in only a slight cost increase for liability coverage.

GERMANY: GAS
      Air Pollution. The construction and operation of E.ON Ruhrgas’ gas pipeline system is subject to EU and national law, rules and regulations. The most important pollution law applicable to E.ON Ruhrgas’ gas transport and storage facilities is the BImSchG and its implementing ordinances. E.ON Ruhrgas’ facilities comply with all of the current requirements. One of such ordinances, 13. BImSchV, was recently amended to require reduced emission limits also for existing gas turbines for air pollutants such as NOx and carbon monoxide (by 2015). For more information, see “— Germany: Electricity.” E.ON Ruhrgas uses gas turbines to drive compressors for gas transportation and storage. If the turbines do not comply with the new emission limits, E.ON Ruhrgas will have to take measures to retrofit the non-complying turbines. E.ON Ruhrgas cannot currently quantify the measures that will be required by the amendment of 13. BImSchV. Any other amendments to or new environmental legislation that creates new or more stringent environmental standards could also affect the future operation of E.ON Ruhrgas’ facilities and related costs.
      Emission trading for carbon dioxide started in the EU on January 1, 2005. For details on the Emissions Trading Directive, applicable German legislation and effects on E.ON Ruhrgas, see “— Regulatory Environment.”
      Gas Storage. Natural gas underground storage facilities in Germany are subject to the 12th Ordinance on the Implementation of the German Federal Pollution Control Act (12. Verordnung zur Durchführung des Bundesimmissionsschutzgesetzes, or Störfallverordnung), which came into force in May 2000. Since then, all facilities operated by E.ON Ruhrgas have complied with all relevant requirements. Further compliance is continuously measured and reported by public authorities.
      For information on E.ON Ruhrgas’ environmental management system, see “— Business Overview — Pan-European Gas — Transmission System and Storage.” For information on the German Environmental Liability Law, see “Germany: Electricity” above.
U.K.
      While E.ON UK in the United Kingdom is subject to the same EU environmental legislation as is E.ON Energie (described above under “— Germany: Electricity”), details of the implementation of that legislation as adopted in the United Kingdom differ from those implemented by the German government. E.ON UK is also subject to national legislation which includes the obligations of the United Kingdom and international conventions to which the United Kingdom adheres. These obligations relate principally to emissions from generating facilities to air, notably SO2, NOx and dust. Although historically such legislation has primarily affected coal-fired plants, all fossil-fuelled generation may be impacted in the future. E.ON UK is currently in compliance with all applicable emissions regulations.
      As an alternative to setting rigid emission limit values, the EU Large Combustion Plants Directive allows each member state to include all its existing large combustion plant within a single National Emissions Reduction Plan. The U.K. government has prepared such a plan. A consultation exercise on the approach to be adopted is in progress. Once the Large Combustion Plants Directive has been implemented, E.ON UK will need to determine what measures it intends to take to comply, such as upgrading pollution control devices, reducing plant operating time or closing selected plants.
      The U.K. government has published the regulations necessary to establish a greenhouse gas emissions allowance trading scheme, as required by the EU’s Emissions Trading Directive. For more information on the Emissions Trading Directive, see “— Regulatory Environment.” The draft regulations for implementing the trading scheme were published in January 2004, releasing for consultation a draft National Allocation Plan which includes the proposed allocations of CO2 emissions allowances for E.ON UK’s plants, as well as details of the operation of the emissions allowance trading scheme. The proposed trading scheme requires that each participating plant be covered by a greenhouse gas emissions permit, which initially will be issued free of charge. E.ON UK has made the necessary applications for permits and is currently participating in the consultation process.

      The timing and scale of the costs that E.ON UK may incur in connection with the implementation of the Emissions Trading Directive and the Large Combustion Plants Directive remain unclear at the present time.
      Each of E.ON UK’s fossil-fuelled power stations in the United Kingdom is required to have an Integrated Pollution Control Authorization, issued by a government agency, which regulates releases to the environment and seeks to minimize their impact. The current system of authorizations is to be expanded via a new permitting system to cover a wider range of matters such as noise, waste minimization and energy conservation, reflecting extended requirements now applicable to all new installations. Existing power stations are to be brought under the newly-expanded regime during 2006.
      Using the flexibility available to it, E.ON UK has responded to the requirements imposed by emission controls with a combination of actions, notably the increased use of gas-fired CCGT plants, the use of low sulphur content fuels, the installation of emission abatement equipment and the development of renewable energy systems.
      E.ON UK has operated its own environmental management system since 1991. On January 1, 1999, E.ON U.K. achieved corporate certification to ISO 14001, the international standard for environmental management, for its electricity production, gas operations and associated services. The certificate was renewed on November 1, 2004 for a further three years.
      E.ON UK is also subject to environmental regulations affecting its business, including the registration of equipment possibly contaminated with polychlorinated biphenyls (“PCBs”) and packaging waste regulations. In May 2000, new PCB regulations were introduced requiring companies to register all equipment that is known to be contaminated with PCBs. In addition, companies must register all other relevant equipment that cannot be “reasonably assumed” not to contain PCBs. E.ON UK believes that it has registered all equipment that has any possibility of containing regulated trace amounts (between 50-500 parts per million) of PCBs.
      In order to comply with applicable packaging waste regulations, E.ON UK has joined an appropriate recycling scheme. The majority of the waste involved is paper.
NORDIC
      Air Pollution. The power generation plants of Sydkraft and E.ON Finland are subject to EU, international and/ or national regulations, and are equipped where necessary with pollution removal devices. In Sweden and Finland, production plants are subject to emission limits for air pollutants such as SOx, NOx and dust.
      In Sweden there are taxes attached to emitting SOx (for coal, oil and peat), CO2 (for coal, oil, natural gas and liquified petroleum gas) and NOx. In Finland, excise taxes are applied to the different fuels according to their carbon content. There are also limits for the sulphur content of coal and oils to be used in energy generation. In addition, oil is subject to oil damage duties.
      The relevant emissions of Sydkraft’s and E.ON Finland’s power plants are continuously measured and reported.
      Emission trading for carbon dioxide started in the EU on January 1, 2005. For details on the Emissions Trading Directive, applicable to legislation and effects on Sydkraft and E.ON Finland see “— Regulatory Environment.”
      Nuclear Energy. In Sweden, the regulatory framework regarding nuclear power regulations is also governed by the international agreements discussed in “— Germany: Electricity” above. In addition, Swedish nuclear power regulations are governed by Swedish law, mainly the Law Concerning Nuclear Activity, the Law Concerning Nuclear Liability and the Law Concerning Financing of Treatment of Nuclear Waste. Under Swedish law, the owner of a nuclear power station is obliged to conduct operations in such a manner that the required safety standards are maintained and is responsible for nuclear waste storage. The owner must also carry out the phase out of nuclear operations, including plant decommissioning. A license is required in order to own a nuclear facility, which is granted by the Swedish government on recommendation by the Swedish Nuclear Authority, which supervises all nuclear facilities in Sweden.

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
      For more information about Sydkraft’s nuclear power operations, see “— Business Overview — Nordic — Power Generation.” Sydkraft does not own interests in or operate any nuclear power facilities in any country other than Sweden, and E.ON Finland does not own interests in or operate any nuclear power facilities.
      Liability. In Sweden, the owner of a nuclear facility is liable for damages caused by accidents in the nuclear facility and accidents caused by nuclear substances to and from the facility. The liability is limited to an amount equal to €341 million per accident, which must be insured according to the Law Concerning Nuclear Liability. Sydkraft has the necessary insurance for its nuclear power plants.
      Currently, a government investigation is ongoing regarding nuclear liabilities. To date, it is unclear if and to what extent this investigation will lead to an adjustment of the nuclear liability limit in Sweden.
U.S. MIDWEST
      LG&E Energy’s operations are subject to a number of environmental laws and regulations in each of the jurisdictions in which it operates governing, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety.
      The Clean Air Act imposed stringent new SO2 and NOx emission limits on electric generating units located in the United States. LG&E had previously installed flue gas desulphurisation equipment on all of its generating units, while KU and WKE met their Phase I SO2 requirements primarily through installation of flue gas desulphurisation equipment on Ghent Unit 1 and Henderson 1 and 2, respectively. LG&E Energy’s combined strategy for Phase II, which commenced January 1, 2000, uses accumulated emissions allowances to defer additional capital expenditures and also includes fuel switching or the installation of additional flue gas desulphurisation equipment. LG&E, KU and WKE met the NOx emission requirements of the Clean Air Act through installation of low-NOx burner systems. LG&E Energy’s compliance plans are subject to many factors, including developments in the emission allowance and fuel markets, future regulatory and legislative initiatives, and advances in clean air control technology. LG&E Energy will continue to monitor these developments to ensure that its environmental obligations are met in the most efficient and cost-effective manner.
      In September 1998, the U.S. Environmental Protection Agency (“EPA”) announced its final “NOx SIP Call” rule requiring significant additional reductions in NOx emissions by May 2003, in order to mitigate alleged ozone transport to the northeastern United States. While each of the 19 states covered by the rule is free to allocate its assigned NOx reductions among various emissions sectors as it deems appropriate, the regulations currently require electric generating units to reduce their NOx emissions to 0.15 pounds weight per million British thermal unit (“lb./ MMBtu”) — an 85 percent reduction from 1990 levels. Kentucky revised its State Implementation Plan (“SIP”) to require reductions in NOx emissions from coal-fired generating units to the 0.15 lb./ MMBtu level on a system-wide basis in June 2002. In related proceedings in response to petitions filed by various northeastern states, in December 1999, the EPA issued a final rule directing similar NOx reductions from a number of specifically named electric generating units, including all LG&E and KU stations in the eastern half of Kentucky. As a result of appeals to both rules, the compliance date was extended to May 2004. All LG&E Energy generating units met the May 2004 compliance date under these NOx emissions reduction rules.
      LG&E Energy is completing a NOx control plan at its generating units at LG&E, KU and WKE. Installation of additional NOx controls, including selective catalystic control technology, began in 2000. Appropriate NOx control equipment was placed into service as required, associated with May 2004 as final compliance date. LG&E Energy estimates that it will incur total capital costs of approximately $539 million through 2006 (of which approximately $516 million was incurred through year-end 2004) to reduce its NOx emissions to the 0.15 lb./ MMBtu level on a company-wide basis. In addition, LG&E Energy will incur additional operating and maintenance costs in operating new NOx controls and expects to make additional capital expenditures to reduce SO2 emissions totaling $737 million through 2009. LG&E Energy believes its costs in this regard to be comparable to those of similarly situated utilities with like generation assets. With respect to costs incurred at LG&E and KU, in April 2001 the KPSC granted recovery of these costs under their environmental surcharge mechanisms.
      During 2004, portions of LG&E Energy’s service territory were examined by the EPA and state environmental agencies for potential designation as non-attainment areas under EPA rules regarding ozone and particulate emissions. If such a designation is made following the review and assessment stages, rules applicable to LG&E Energy regarding additional reductions in SO2 and NOx emissions may be completed by 2007. The effect on LG&E Energy of such rules is not yet determinable, but could include increases in capital expenditures and operating costs.
      LG&E Energy is also monitoring several other air quality issues that may potentially impact coal-fired power plants. These include the appeal of the District of Columbia Circuit’s remand of the EPA’s revised air quality standards for ozone and particulate matter, measures to implement the EPA’s regional haze rule, the Clean Air Interstate Rule relating to acid rain transport and the EPA’s December 2000 determination to regulate mercury emissions from power plants. In addition, LG&E Energy is currently working with local regulatory authorities to review the effectiveness of remedial measures aimed at controlling particulate matter emissions from its Mill Creek Station. LG&E previously settled a number of property damage claims from adjacent residents and completed significant remedial measures as part of its ongoing capital construction program.
      From time to time, LG&E Energy conducts negotiations with the applicable regulatory authorities to finalize cleanup plans or determine financial responsibility concerning other environmental matters, including remediation steps regarding former LG&E and KU manufactured gas plant sites, a settlement agreement relating to a fuel oil discharge at KU’s E.W. Brown plant and matters relating to a KU transformer scrap yard.
OPERATING ENVIRONMENT
      As Germany’s second-largest industrial group on the basis of market capitalization, all social, political and economic developments and conditions in Germany affect E.ON. Labor costs, corporate taxes and employee benefit expenses in Germany are high and weekly working hours are shorter compared with most other EU member states, the United States and Japan. Nonetheless, many factors, including monetary and political stability, high environmental protection and standards and a well-educated, highly qualified workforce continue to positively affect Germany’s competitive position in world trade.
      By virtue of its operations outside the European Monetary Union (“EMU”), the Group is also subject to the risks normally associated with cross-border business transactions and business activities, particularly those relating to exchange rate fluctuations. In addition, because most of the Group’s operations are based in Europe, both the development of the European market and the entry of new members into the EU will continue to create new opportunities and challenges for E.ON.
ECONOMIC BACKGROUND

Germany
      During 2004, the general economic situation improved worldwide. German export performance was strong as a consequence of robust worldwide economic conditions and despite the appreciation of the euro and a surge in oil prices. Domestic demand, however, remained weak compared with 2003. As a result, the German economy again had one of the worst performances in the Eurozone in 2004. The real gross domestic product increased by 1.7 percent, compared with a decrease of 0.1 percent in 2003. Capital spending by businesses decreased by 10.7 percent, mainly due to the lasting recession in the construction industry, while the level of investment in machinery and equipment fell by 1.2 percent. Other investment — especially in computer software — grew by 2.4 percent. The German economy gained some momentum in the second part of 2004, as private consumption increased, but the growth rate of capital investment was still negative. The German Council of Economic Advisers forecasts an ongoing global economic upturn in 2005, with a German growth rate of 1.4 percent in 2005.
      Germany’s competitive position in world trade continues to benefit from many factors, including monetary stability, a reputation for quality and recent productivity gains. In 2004, Germany achieved a surplus in exports and services in real terms of €115.2 billion, compared with a surplus of €91.5 billion in 2003. Due to weak economic growth and lack of structural reforms, however, unemployment remained high in Germany in 2004. The reasons for unemployment are predominantly of a structural nature and include, among other factors, extensive regulation of the labor market and high labor costs (compared with the rest of the EU and the United States).
      For information on the tax regime applicable to German corporations, see “Item 10. Additional Information — Taxation — Taxation of German Corporations.” For information on changes in German tax regulation that have a material impact on the Company, see Note 7 of the Notes to Consolidated Financial Statements.

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
      Since the ratification of the Treaty, the EU has been enlarged from 12 to 25 member states, with the entry of Austria, Finland and Sweden in January 1995 and Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia as of May 1, 2004. As new countries join the EU, significant institutional reform within the existing EU member states will be necessary to enable the EU to integrate the new members. As a first step, an EU convention drafted a treaty establishing a European Constitution. The new Constitution, which includes significant institutional reforms of the EU Commission and the EU policy-making process, was adopted by the European Council in October 2004 and now must be ratified in all 25 EU member states in order to come into force. This process may take several years.
      In addition to the countries which joined in May 2004, the European Council has invited Bulgaria and Romania to join the EU in January 2007. Further institutional reforms must be implemented in Croatia before it also may join the EU. Negotiations with Croatia to join the EU are expected to begin in 2005. In October 2005, the EU is also expected to start negotiations with Turkey to join the EU. Since these negotiations may take years, there is no fixed date for Turkey to join the EU.
      Long-term interest rates in the Eurozone decreased by 0.49 percentage points in 2004. The European Central Bank left its deposit facility and margin lending rates unchanged at 1.0 percent and 3.0 percent, respectively.

United Kingdom
      The U.K. economy performed better in 2004 than in most other EU countries due to strong household demand, low interest rates and growing public and private expenditures. Monetary and fiscal policy provided a stable macroeconomic environment, so that prospects for 2005 are quite good. The U.K. economy is estimated to have grown at a rate of 3.3 percent in 2004 in real terms, according to the German Council of Economic Advisers. This is expected to slow to a growth rate of 2.8 percent in 2005. Inflation in 2004 was 1.5 percent.

Sweden/ Finland
      In 2004, the Swedish economy performed well above average compared with other EU member states, driven by strong exports and a robust investment performance. The Swedish economy is estimated to have grown at a rate of 3.3 percent in real terms, according to data from the German Council of Economic Advisers. This is expected to slow to a growth rate of 2.7 percent in 2005. Finland also performed better than the EU average, with an estimated real growth rate of 2.9 percent driven by strong domestic demand. Finland’s growth rate is expected to remain high at 3.0 percent in 2005, according to the German Council of Economic Advisers. Inflation remained low in both countries, with an annual rate of 0.4 percent in Sweden and 0.2 percent in Finland for 2004.

United States
      Since 2003, the United States’ economic growth has increased, stimulated by expansive fiscal and monetary policies. Private consumption responded strongly to tax reductions that took effect in 2003, and business investment rebounded. Interest rates remained low, supporting growth. The United States achieved a real growth rate of 4.4 percent in 2004, with a slight decrease to 3.3 percent expected in 2005, according to the German Council of Economic Advisers. Inflation remained under control, with an annual rate of 2.7 percent for 2004.
RISK MANAGEMENT
      While E.ON’s market units have varying exposures to fluctuations in exchange rates, on an overall basis E.ON has certain exposures to fluctuations between the euro and the U.S. dollar, the British pound, the Swedish krona and the Norwegian krona, respectively, that it seeks to manage through hedging activities. Foreign exchange rate risk management, along with liquidity management and interest rate risk management, is generally centralized on a Group-wide basis and is the responsibility of the Group treasury. The currency and interest rate risks of Group companies are hedged with Group treasury in conformity with E.ON’s financial guidelines, or, in certain cases, with external counterparties with E.ON AG’s approval. E.ON only uses interest rate and currency derivatives to hedge its risk positions deriving from underlying business transactions, and E.ON continually assesses its exposure to these risks resulting from the underlying exposures and the results of hedging transactions. Moreover, E.ON is exposed to risks from fluctuations in the prices of commodities and raw materials which are subject to commodity risk hedging activities. The Central Europe, Pan-European Gas, U.K. and Nordic market units also engage in the trading of energy-related commodity derivatives, which is also subject to guidelines for risk management. For a more detailed discussion of the current exchange rate, interest rate and commodity price risk exposures and risk management policies of the Group, see “Item 5. Operating and Financial Review and Prospects — Exchange Rate Exposure and Currency Risk Management,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Notes 28 and 29 of the Notes to Consolidated Financial Statements.

ORGANIZATIONAL STRUCTURE
      E.ON AG is the Group’s Düsseldorf-based management holding company. E.ON AG provides strategic management for Group companies and coordinates Group activities. E.ON AG also provides centralized controlling, treasury, risk management (including hedging) and service functions to Group members, as well as communications, capital markets and investor relations functions. The Group’s operating activities are organized into market units, each of which is responsible for managing its own day-to-day business. The following table sets forth certain information about each of the entities which served as a parent company of an E.ON market unit as of December 31, 2004, as well as Viterra, E.ON’s real estate subsidiary:

		Percentage	Percentage
	Country of	Ownership Interest	Voting Interest
Name of Subsidiary	Incorporation	held by E.ON	held by E.ON

E.ON Energie AG (energy)	Germany	100.0%	100.0%
E.ON Ruhrgas AG (energy)	Germany	100.0%	100.0%
E.ON UK Limited (energy)	U.K.	100.0%	100.0%
E.ON Nordic AB (energy)	Sweden	100.0%	100.0%
LG&E Energy LLC (energy)	USA	100.0%	100.0%
Viterra AG (real estate)	Germany	100.0%	100.0%
PROPERTY, PLANTS AND EQUIPMENT
GENERAL
      The Company owns most of its production facilities and other properties. Some of E.ON’s facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2004, the total amount of indebtedness collateralized by these facilities was approximately €2.5 billion, €1.5 billion of which was secured by property owned by Viterra. E.ON believes that the Group’s principal production facilities and other significant properties are in good condition and that they are adequate to meet the needs of the E.ON Group. E.ON’s headquarters are located at E.ON-Platz 1, D-40479 Düsseldorf, Germany. E.ON owns its headquarters.
PRODUCTION FACILITIES

Central Europe
      E.ON Energie produces electricity at jointly and wholly-owned power plants. Its power generation facilities have a total installed capacity of approximately 35,800 MW, E.ON Energie’s attributable share of which is approximately 27,500 MW (not including mothballed, shutdown and reduced power plants). Electricity is transmitted to purchasers by means of high-voltage transmission lines and underground cables owned by E.ON Energie. For further details, see “— Business Overview — Central Europe.” E.ON Energie believes that its power plants are in good operating condition and that its machinery and equipment have been well maintained. E.ON Energie’s German base load nuclear power plants operated at approximately 90.5 percent of available capacity in 2004. E.ON Energie believes that average utilization data calculated on the basis of all of its international and German power stations would not reflect differences between base load and peak load requirements or differential costs of generation and would therefore dilute the significance of such a measure.

Pan-European Gas
      E.ON Ruhrgas owns, co-owns or has interests through project companies in gas pipelines in Germany totaling 11,280 km. In addition, E.ON Ruhrgas owns, co-owns or has interests through project companies in 33 compressor stations in Germany. The current installed capacity of these compressor stations totals 917 MW. E.ON Ruhrgas also owns, co-owns, leases or has interests through project companies in 12 underground gas storage facilities in Germany; E.ON Ruhrgas’ share in the usable working gas storage capacity of these facilities is approximately 5.2 billion m3. Due to the number and complexity of factors influencing gas pipeline and storage utilization, E.ON Ruhrgas does not consider data on the utilization of the transmission system and gas storage capacity to be meaningful. E.ON Ruhrgas also owns interests in two project companies operating gas transmission systems and in a third project company developing a gas transmission system outside of Germany. For further details, see “— Business Overview — E.ON Ruhrgas.”
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
      E.ON Ruhrgas believes that its transmission system (including transport compressor stations), gas storage facilities (including storage compressor stations) and production and engineering plants are in good operating condition and that its machinery and equipment have been well maintained.

U.K.
      E.ON UK produces electricity at jointly and wholly-owned power plants. Its power generation facilities have a total installed capacity of approximately 9,480 MW, E.ON UK’s attributable share of which is approximately 9,265 MW (not including mothballed and shutdown power plants). Electricity is transmitted to purchasers by means of the National Grid transmission network in the United Kingdom. For further details, see “— Business Overview — U.K.” E.ON UK believes that its power plants are in good operating condition and that its machinery and equipment have been well maintained. In 2004, E.ON UK’s power plants operated at approximately 55 percent of theoretical capacity. This average utilization is calculated for all U.K. power stations and does not reflect differences between base load and peak load power stations.

Nordic
      E.ON Nordic produces electricity at jointly and wholly-owned power plants. Its power generation facilities have a total installed capacity of approximately 16,317 MW, its attributable share of which is approximately 7,971 MW (not including mothballed and shutdown power plants). In Sweden and Finland, electricity is transmitted to purchasers via high voltage electricity grids, which are operated by state-owned companies, and through regional and local distribution networks. Sydkraft and E.ON Finland own and operate regional and local electricity distribution networks in Sweden (Sydkraft) and Finland (Sydkraft and E.ON Finland). Sydkraft also owns one-third of the Baltic Cable, an undersea electricity cable linking the Swedish electricity grid to the grid of E.ON Energie in Germany. In Sweden, Sydkraft also owns and operates high-and low-pressure gas pipelines. For more information, see “— Business Overview — Nordic.” E.ON Nordic believes that its power plants are in good operating condition and that its machinery and equipment have been well maintained. The Swedish base load nuclear power plants in which E.ON Nordic holds an interest operated at approximately 91 percent of available capacity in 2004. E.ON Nordic believes that average utilization data calculated on the basis of all of its power stations would not reflect differences between base load and peak load requirements or differential costs of generation and would therefore dilute the significance of such a measure.

U.S. Midwest
      LG&E Energy produces electricity at jointly and wholly-owned power plants. Its power generation facilities have a total installed capacity of approximately 10,611 MW, LG&E Energy’s attributable share of which is approximately 9,666 MW (not including mothballed and shutdown power plants). Electricity is transmitted to purchasers by means of LG&E Energy’s transmission network (operated by MISO) in the United States. For further details, see “— Business Overview — U.S. Midwest.” LG&E Energy believes that its power plants are in good operating condition and that its machinery and equipment have been well maintained. In 2004, LG&E Energy’s power plants operated at approximately 56 percent of theoretical capacity. This average utilization is calculated for all U.S. power stations and does not reflect differences between base load and peak load power stations.

Other Activities
      Viterra. Viterra has a property portfolio of approximately 138,000 housing units and 76 commercial units. See “— Business Overview — Other Activities — Viterra” for further information. No single property is material to the E.ON Group.
      Degussa. On a global basis, Degussa operates 67 major production plants in 21 different countries.
      Degussa believes that its production facilities are in good operating condition and that its machinery and equipment have been well maintained.
INTERNAL CONTROLS
      E.ON’s own financial controls indicate that E.ON is organized, and will continue to be operated, in a financially sound manner. E.ON’s internal controls and procedures are integrated with its firm-wide risk management system. E.ON’s integrated risk management and internal controls system have the following key elements: the planning and controlling process, the reporting structure, E.ON Group-wide guidelines, internal control and monitoring by E.ON’s Management Board and Supervisory Board, the internal auditing process and the risk reporting system.
      E.ON’s internal control systems and procedures are used to monitor the Company’s investments, obligations, commitments and operations. The internal control system is not restricted to identifying and monitoring balance sheet items, but also identifies and monitors off-balance sheet transactions. The formation of corporate or other business entities to hold, control or own any investment, asset or liability would also be controlled by the process to manage the risks associated therewith.
      E.ON believes that appropriate internal controls are in place to achieve effective and efficient operations as well as reliable internal and external reporting, and to ensure compliance with applicable laws and regulations as well as internal policies and procedures. In addition, E.ON believes that its internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable law and generally accepted accounting principles.
      As a result of the listing of its ADRs on the NYSE, E.ON is also subject to the listing requirements of the NYSE and the U.S. federal securities laws, including the U.S. Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the rules and regulations thereunder. For more information on E.ON’s compliance with these requirements, see “Item 10. Additional Information — Memorandum and Articles of Association,” “Item 15. Controls and Procedures,” “Item 16A. Audit Committee Financial Expert,” “Item 16B. Code of Ethics,” “Item 16C. Principal Accountant Fees and Services” and “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers,” as well as the certifications included as exhibits to this annual report.
Item 5.     Operating and Financial Review and Prospects.
OVERVIEW
      On June 16, 2000, the Company completed the merger between VEBA and VIAG. The VEBA-VIAG merger was accounted for under the purchase method of accounting. The operations of VIAG have been included in E.ON’s financial data since July 1, 2000. For more information on the VEBA-VIAG merger, see “Item 4. Information on the Company — History and Development of the Company — VEBA-VIAG Merger.”
      In July 2002, E.ON acquired 100 percent of the issued share capital of the former Powergen, an integrated utility business based in London and Coventry, England, for total cash consideration of €7.6 billion (net of €0.2 billion of cash acquired) and the assumption of €7.4 billion of debt. The acquisition was accounted for under the purchase method and goodwill in the amount of €8.9 billion resulted from the purchase price allocation. A subsequent impairment charge reduced this amount to €6.5 billion. The operations of the Powergen Group are reflected in a separate segment from July 1, 2002 and from January 1, 2004 in the U.K. and U.S. Midwest market units. Additional information on the Powergen Group acquisition can be found in “Item 4. Information on the Company — History and Development of the Company — Powergen Group Acquisition” and “— Business Overview — U.K.”
      In March 2003, E.ON completed the acquisition of all of the outstanding shares of the former Ruhrgas and has fully consolidated Ruhrgas’ results since February 2003. The total cost of the transaction to E.ON, including settlement costs and excluding dividends acquired, amounted to €10.2 billion. Goodwill in the amount of €2.9 billion resulted from the purchase price allocation. The acquisition had initially been blocked by the German Federal Cartel Office and then by a temporary injunction imposed by the courts following lawsuits brought by a number of plaintiffs who had challenged the validity of the ministerial approval that had overturned the Federal Cartel Office’s decision. In January 2003, E.ON reached settlement agreements with all of the plaintiffs, allowing the transaction to proceed. For further information, see “Item 4. Information on the Company — History and Development of the Company — Ruhrgas Acquisition.”
      Upon termination of the Ruhrgas court proceedings in late January 2003, E.ON completed the first step of the two step RAG/ Degussa transaction. In the first step, E.ON acquired RAG’s Ruhrgas stake and tendered 37.2 million of its shares in Degussa to RAG at the price of €38 per share, receiving total proceeds of €1.4 billion. A gain of €168 million was realized from the sale. Following this transaction and the completion of the tender offer to the other Degussa shareholders, RAG and E.ON each held a 46.5 percent interest in Degussa, with the remainder being held by the public. In the second step, E.ON sold a further 3.6 percent of Degussa to RAG on May 31, 2004. Effective June 1, 2004, E.ON owns 42.9 percent of Degussa. Total proceeds from this transaction amounted to €283 million, resulting in a gain of €51 million. E.ON and RAG operate Degussa under joint control, and E.ON accounts for its interest in Degussa under the equity method. E.ON owns a 39.2 percent interest in RAG.
      E.ON participates in a number of different businesses. E.ON operates in the continental European energy business through E.ON Energie, E.ON Ruhrgas and E.ON Nordic, in the U.K. energy business through E.ON UK and in the U.S. energy business through LG&E Energy. Outside its core energy business, E.ON operates in the real estate business through Viterra, and participates in the chemicals business through its minority equity interest in Degussa. The E.ON Group also has minority participations in numerous companies, particularly in the Central Europe and Pan-European Gas market units, which are classified as associated companies. Income from these participations is reflected in the income statement as income from equity interests and is generally included in adjusted EBIT. Management views these associated companies as an integral part of the operations of E.ON. E.ON now reports the results of its remaining equity interests in telecommunications companies as part of those of the Corporate Center market unit. For more information, see “Item 4. Information on the Company — Business Overview — Introduction.” In line with its objective to focus on energy as its core business, E.ON has sold or classified as discontinued the operations of its former silicon wafer, aluminum, oil and distribution/logistics business segments, as well as certain components of its Central Europe and U.S. Midwest market units and of its non-core activities Viterra and Degussa. For additional information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations” and “— Acquisitions and Dispositions — Discontinued Operations.”
      As a result of E.ON’s on.top strategic review launched in 2003, the core energy business has been re-organized into five new regional market units (Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest), plus the Corporate Center. The lead company of each market unit reports directly to E.ON AG. Beginning in 2004, E.ON’s financial reporting mirrors the new structure, with each of the five market units and the results of the enhanced Corporate Center (including consolidation effects) constituting a separate segment for financial reporting purposes. Viterra’s results and E.ON’s proportionate share of Degussa’s after-tax earnings following its deconsolidation continue to be presented outside of the core energy business as part of E.ON’s “Other Activities”, which is reported as a separate segment. As part of the implementation of the new structure, E.ON completed intra-Group transfers of shareholdings in a number of its companies in December 2003 and in 2004. None of these transfers had any impact on E.ON’s financial results on a consolidated basis. For additional information, see “Item 4. Information on the Company — History and Development of the Company — Group Strategy — On.top” and “— Business Segment Information” below.

      2004 Highlights. E.ON’s sales in 2004 increased 5.2 percent to €44,745 million from €42,541 million in 2003 (in each case net of electricity and natural gas taxes). The increase was primarily attributable to consolidation effects, including the first-time inclusion of full-year results from the former Ruhrgas activities (which were only consolidated for 11 months in 2003), from Graninge in the Nordic market unit and from JME and JCE in the Central Europe market unit, as well as the first-time consolidation of Midlands Electricity in the U.K. market unit, which more than offset the impact of the fact that the 2003 results included one month of Degussa’s sales prior to its deconsolidation as of February 1, 2003. The increase also reflected higher prices at the Central Europe, U.K. and Nordic market units, while exchange rate effects resulted in a decline in the sales of the U.S. Midwest market unit. The core energy business accounted for 98.0 percent of the Group’s sales in 2004, as compared with 95.5 percent in 2003. Net income decreased by 6.6 percent to €4,339 million in 2004 from €4,647 million in 2003, primarily reflecting lower income from discontinued operations, as described in more detail below. Cash provided by operating activities increased 7.8 percent to €5,972 million in 2004 from €5,538 million in 2003, with the increase being primarily attributable to the consolidation effects noted above, which more than offset the decline in net income.
ACQUISITIONS AND DISPOSITIONS
      The following discussion summarizes each of the principal acquisitions and dispositions made by E.ON since January 1, 2002, and is organized by business segment according to E.ON’s new market unit structure, which was adopted in January 2004. In particular, transactions with respect to E.ON Nordic, Sydkraft, Graninge, E.ON Finland and Thüga are described according to the market unit each entity currently belongs to, rather than the former segment it belonged to at the time of the relevant transaction. For information on the accounting treatment of the most significant of these transactions, see Note 4 of the Notes to Consolidated Financial Statements. For information on E.ON AG’s acquisition of the Powergen Group in 2002 and the former Ruhrgas in 2003, see “Item 4. Information on the Company — History and Development of the Company — Powergen Group Acquisition” and “— Ruhrgas Acquisition.” For acquisitions and dispositions related to the Ruhrgas acquisition, including those required by the ministerial approval authorizing the transaction, see “Central Europe/ Pan-European Gas/ U.K./Nordic” below.
      Central Europe. In 2002, E.ON Energie acquired new interests or increased its existing shareholdings in a number of entities. The aggregate consideration paid for the following 2002 acquisitions totaled €1,761 million, and the final related purchase price allocations resulted in aggregate goodwill of €336 million (at December 31, 2002, the aggregate goodwill had been recorded as €467 million, of which €131 million was based on preliminary allocations).

•	In May, E.ON Energie increased its 46.0 percent interest in EAM, a regional utility based in Kassel, Germany, to a majority interest. E.ON Energie fully consolidated EAM as of June 1, 2002. As of December 31, 2002, E.ON Energie held 73.3 percent of EAM.

•	In June, E.ON Energie purchased a 100 percent interest in EWB from the Finnish utility Fortum. EWB was a holding company with a 100 percent ownership interest in Elektrizitätswerk Wesertal GmbH (“EWW”), a regional utility in Hameln, Germany. Both companies were fully consolidated as of July 1, 2002.

•	In July, E.ON Energie acquired an additional 30.1 percent interest in Elektrizitätswerk Minden-Ravensberg (“EMR”), a regional utility in Herford, Germany, from municipal shareholders, giving E.ON Energie a total interest in EMR of 55.2 percent. EMR was fully consolidated as of August 1, 2002.

•	In September, E.ON Energie acquired a 49.0 percent interest in ZSE, the largest regional utility company in Slovakia. ZSE is accounted for under the equity method.

•	In November, E.ON Energie acquired an additional 62.9 percent interest in ÉDÁSZ, a regional Hungarian utility, thereby increasing its stake in ÉDÁSZ to 90.6 percent. ÉDÁSZ was fully consolidated effective December 1, 2002.

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
      In August 2003, E.ON Energie merged EWW, EMR and PESAG Aktiengesellschaft into the single larger regional distribution company, E.ON Westfalen Weser AG, in which E.ON Energie held a 62.9 percent stake as of December 31, 2004. Also in August 2003, Hein Gas Hamburger Gaswerke GmbH (“Hein Gas”) was merged with Schleswag AG (“Schleswag”) and Hanse Gas GmbH to form E.ON Hanse, in which E.ON Energie held a 73.8 percent interest as of December 31, 2004.
      In September 2003, E.ON Energie acquired majority stakes in the Czech regional electricity utilities JME and JCE through a series of transactions. As of December 31, 2003, E.ON’s interest in JME and JCE was 85.7 percent and 84.7 percent, respectively. The total aggregate purchase price amounted to €207 million. Goodwill in the amount of €48 million resulted from the final purchase price allocation for these stakes (at December 31, 2003, goodwill of €152 million had been recorded according to the preliminary purchase price allocation). The acquisition process also involved the sale of E.ON Energie’s minority stakes in the regional power distributors ZCE and VCE to the Czech state-owned company CEZ for €206 million, resulting in a gain of €2 million. In December 2004, E.ON Energie acquired additional stakes in JME and JCE, increasing its interests in the two companies to 99.0 percent and 98.7 percent, respectively. The aggregate acquisition costs for the 2004 transactions amounted to €81 million, with no goodwill resulting from the purchase price allocation.
      In January 2004, E.ON Energie sold its 4.99 percent shareholding in the Spanish utility Union Fenosa on the market for approximately €217 million, realizing a gain on the sale of approximately €26 million.
      In July 2004, E.ON Energie completed the statutory squeeze out procedure to obtain the remaining 1.1 percent of E.ON Bayern held by minority shareholders. The purchase price amounted to €189 million, with goodwill of €148 million resulting from the purchase price allocation.
      In December 2004, E.ON Energie increased its stake in the German regional electricity distribution company Avacon by 13.1 percent to 69.6 percent in a multistage process involving acquisition of the intermediate holding companies Ferngas Salzgitter and FSG Holding. E.ON Energie increased its stake in FSG Holding to 100 percent by acquiring a 10.0 percent interest from Bayerische Landesbank and the remaining 90.0 percent from three Group companies (E.ON Ruhrgas’ RGE Holding GmbH (45.0 percent), Thüga-Konsortium Beteiligungs GmbH (35.0 percent) and Thüga (10.0 percent)). In addition, E.ON Energie purchased direct shareholdings in Ferngas Salzgitter from BEB (13.0 percent), EGM (13.0 percent) and RGE Holding GmbH (39.0 percent). Following these acquisitions, FSG Holding was merged into E.ON Energie and Ferngas Salzgitter into Avacon. The aggregate purchase price paid to Bayerische Landesbank, BEB and EGM was €133 million, with €39 million in goodwill resulting from the preliminary purchase price allocation.
      In February 2005, E.ON Energie acquired 67.0 percent stakes in each of the two Bulgarian electricity distribution companies Elektrorazpredelenie Varna and Elektrorazpredelenie Gorna Oryahovitza. Advance payments equal to the expected aggregate purchase price made in 2004 amounted to €141 million.
      Pan-European Gas. In August 2002, E.ON Energie acquired an additional 25.1 percent interest in Thüga from Bayerische Landesbank, thus raising its interest in Thüga, which was already fully consolidated, to 87.1 percent. The purchase price amounted to €1,350 million, including €632 million in goodwill. In December 2003, E.ON Energie transferred 67.7 percent of this shareholding in Thüga to E.ON Ruhrgas, which already owned a 10.0 percent interest. CONTIGAS of the Central Europe market unit also owned 18.9 percent of Thüga as of December 31, 2004.
      In May 2004, E.ON AG completed a squeeze out procedure to obtain the remaining 3.4 percent of Thüga. The total purchase price for the 2.9 million shares amounted to €223 million. Goodwill of €106 million resulted from the purchase price allocation.
      In October 2004, E.ON Ruhrgas signed an agreement for the acquisition of a 51.0 percent stake in the Romanian gas supplier Distrigaz Nord from the Romanian government in a two-step transaction. In the first step, E.ON Ruhrgas will acquire a 30.0 percent share in Distrigaz Nord. In the second step, which will immediately follow the first, this stake will be increased to 51.0 percent through a capital increase. E.ON Ruhrgas estimates it will pay an aggregate of approximately €300 million for the 51.0 percent stake. The transaction is expected to close in the first half of 2005.
      In November 2004, ERI signed an agreement with the Hungarian oil and gas company MOL for the acquisition of interests of 75.0 percent minus 1 share in each of MOL’s gas trading and gas storage units and its 50.0 percent interest in the gas importer Panrusgáz. The agreement also includes put options allowing MOL to sell its remaining interests in the gas trading and gas storage units, as well as an interest of up to 75.0 percent minus 1 share of its gas transmission business, to ERI for a period of 5 years from the closing date and through July 1, 2007, respectively. The aggregate transaction value payable by ERI (including the assumption of debt and the amounts payable upon MOL’s exercise of its put options) is expected to amount to €2.1 billion. The transaction is subject to approval by the relevant antitrust authorities and the Hungarian energy office and is expected to close in the second half of 2005.
      U.K. On October 21, 2002, E.ON UK acquired the U.K. based retail business of the TXU Group, along with certain other assets, for total cash consideration of €2.1 billion, net of €0.1 billion of cash acquired. E.ON UK also funded working capital requirements associated with the retail business of €0.4 billion. Goodwill of €2.3 billion resulted from the purchase price allocation.
      In October 2002, E.ON UK acquired the remaining 50.0 percent interest in its former joint venture E.ON UK Renewables for €92 million and subsequently holds 100 percent of E.ON UK Renewables. In addition, E.ON UK assumed €57 million of debt. Total goodwill of €64 million was recorded in the purchase price allocation.
      In November 2002, in accordance with E.ON UK’s strategy to focus on the core U.K. market, E.ON UK reached agreements to sell its share in certain joint venture companies holding interests in independent power projects in India, Australia and Thailand. The sale of these interests in 2003 generated aggregate proceeds of €112 million and a gain of €29 million. In January 2004, E.ON UK reached an agreement to sell its only remaining Asian interests, a 35.0 percent stake in PT Jawa Power, owner of a 1,220 MW plant in Indonesia, and 100 percent of the associated operations and maintenance company, PT Jawa Power Timur, to Keppel Energy and J-Power. In April 2004, an existing shareholder, Bumipertiwi, exercised its pre-emption rights over this sale. In July 2004, E.ON UK terminated the agreement with Keppel Energy and J-Power and in August 2004, E.ON UK entered into agreements with Bumipertiwi and YTL PI reflecting Bumipertiwi’s exercise of its pre-emption rights and subsequent sale of its interests to YTL PI. On December 7, 2004, E.ON UK completed the disposal of its investment in PT Jawa Power and PT Jawa Power Timur. The sale of these interests in 2004 generated aggregate proceeds of €120 million and a loss of €6 million.
      In January 2004, E.ON UK completed the acquisition of Midlands Electricity from Aquila and FirstEnergy for €1.7 billion, net of €0.1 billion cash acquired. The acquisition price comprised €55 million paid to stockholders, €881 million paid to creditors and €856 million of debt assumed. Cash acquired amounted to €86 million. In the transaction, E.ON UK also acquired a number of other businesses, including an electrical contracting operation and an electricity and gas metering business in the United Kingdom, as well as minority equity stakes in companies operating three generation plants in the United Kingdom, Turkey and Pakistan. Goodwill in the amount of €473 million resulted from the purchase price allocation.
      Nordic. In October 2001, the Company concluded a put option agreement, which allows a minority shareholder of Sydkraft to sell any or all of its shares of Sydkraft to E.ON Energie at any time through

December 15, 2007. The consideration payable by E.ON Energie upon the exercise of this option in full is approximately €2.2 billion.
      In January and April 2002, E.ON Energie acquired a majority interest in the Finnish energy utility company Espoon Sähkö. Espoon Sähkö was fully consolidated as of April 1, 2002. As of December 31, 2004, E.ON Energie held an interest of 65.6 percent in Espoon Sähko. In September 2003, Espoon Sähkö was renamed E.ON Finland. The purchase price amounted to €338 million, with €86 million in goodwill resulting from the purchase price allocation.
      Beginning in November 2003, following its receipt of the required approvals from the relevant antitrust authorities, Sydkraft increased its stake in the Swedish utility Graninge from 36.3 percent to 79.0 percent by acquiring shares from EdF and other shareholders. Swedish law required Sydkraft to make a public tender for all outstanding Graninge shares following the acquisition of a majority stake. At the close of this mandatory offer in January 2004, Sydkraft’s indirect stake in Graninge had increased to 97.5 percent and Graninge was delisted. By June 2004, Sydkraft had acquired the remaining outstanding shares and controlled 100 percent of Graninge. Total acquisition costs to Sydkraft in 2003 (therefore not including those relating to the tender offer) amounted to €628 million. The purchase price for the Graninge shares acquired in 2004 was approximately €307 million, with €76 million in goodwill resulting from the purchase price allocation. As of December 31, 2004, the goodwill relating to Sydkraft’s 100 percent interest in Graninge amounted to €233 million.
      In September 2004, E.ON agreed further details regarding its agreement in principle with Statkraft to sell a portion (1.6 TWh) of the generating capacity that Sydkraft had acquired as part of the Graninge acquisition to Statkraft. The purchase price is expected to be approximately €500 million, corresponding to the assets’ book value. No gain is expected to result from this transaction, which is expected to close in the first half of 2005.
      Central Europe/ Pan-European Gas/ U.K./Nordic. The ministerial approval authorizing E.ON’s acquisition of Ruhrgas and certain of the settlement agreements with plaintiffs challenging the transaction required E.ON Energie and E.ON Ruhrgas to dispose of a number of shareholdings, including those described below:

•	In July 2003, E.ON Energie and E.ON Ruhrgas each agreed to sell a 22.0 percent stake in Bayerngas to the municipal utilities of the cities of Munich, Augsburg, Regensburg and Ingolstadt, and to the city of Landshut, for a total of €127 million. The transaction was completed in November 2003. E.ON Energie realized a gain on the disposal in the amount of €22 million. No gain was realized on the sale of the E.ON Ruhrgas stake, as these shares had been recorded at their fair value at the time of E.ON’s acquisition of Ruhrgas.

•	In September 2003, E.ON Energie sold its 80.5 percent interest in Gelsenwasser to a joint venture company owned by the municipal utilities of the cities of Dortmund and Bochum. Gelsenwasser was accounted for as a discontinued operation in the Consolidated Financial Statements. For further information, see “Discontinued Operations” below.

•	In October 2003, E.ON Energie transferred its 5.26 percent stake in VNG to E.ON Ruhrgas, which already owned an interest in this Leipzig-based gas distributor. In December 2003, E.ON Ruhrgas agreed to sell 32.1 percent of VNG to EWE, and offered its remaining 10.0 percent stake in VNG to eleven municipalities in eastern Germany for the same price per share. The total consideration for the sale of the entire interest was approximately €899 million. E.ON Energie realized a gain of approximately €60 million on its stake. No gain was realized on the sale of the E.ON Ruhrgas stake, as these shares had been recorded at their fair value at the time of E.ON’s acquisition of Ruhrgas. The sales were subject to the fulfillment of a number of conditions and were completed in January 2004.

•	In November 2003, E.ON Energie divested its 100 percent interest in E.ON-Energiebeteiligungs-Gesellschaft to EWE for €305 million. E.ON Energiebeteiligungs-Gesellschaft had a 32.36 percent interest in swb, comprising all of the shares previously held by E.ON Energie and E.ON Ruhrgas. E.ON Energie realized a gain on the disposal in the amount of €85 million. No gain was realized on the sale of the E.ON Ruhrgas stake, as these shares had been recorded at their fair value at the time of E.ON’s acquisition of Ruhrgas.

•	In December 2003, E.ON concluded an agreement to divest its stake in EWE. E.ON Energie’s 27.4 percent stake in EWE was acquired by EWE’s majority shareholders Energieverband Elbe-Weser Beteiligungsholding GmbH and Weser-Ems Energiebeteiligungen GmbH for total consideration of approximately €520 million. E.ON recorded a gain of €257 million on the disposal, which was completed in January 2004.
      In February/ March 2003, as a consequence of E.ON’s settlement agreement with Fortum, a Finnish utility that was one of the plaintiffs challenging the E.ON Ruhrgas transaction, Fortum and E.ON swapped certain shareholdings. Fortum acquired Sydkraft’s equity interests in the Norwegian utilities Hafslund, Østfold and Frederikstad and E.ON Energie’s equity interest in the Russian utility AO Lenenergo for a total of approximately €460 million, including the repayment of debt. In return, Sydkraft bought the Swedish distribution company Småland and E.ON AG bought the German power plant Burghausen, ownership of which was transferred to E.ON Energie, and the Irish peat-fired plant Edenderry, ownership of which was transferred to E.ON UK. The consideration paid by the E.ON Group in these transactions totaled approximately €288 million, including the assumption of debt.
      Corporate Center. Schmalbach-Lubeca is a packaging business that was formerly 59.8 percent owned by the VIAG Group. After completion of a statutory squeeze out of the remaining minority shareholders in 2002, AV Packaging, a 49-51 joint venture of E.ON and Allianz Capital Partners, held a 100 percent stake in Schmalbach-Lubeca. Schmalbach-Lubeca’s revenues were included in the Company’s consolidated results of operations from July 1 to September 30, 2000, after which Schmalbach-Lubeca was accounted for under the equity method indirectly through AV Packaging until its disposition in December 2002.
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
      In July 2002, Schmalbach-Lubeca sold its PET and White Cap business units to Amcor, an Australian packaging manufacturer, for approximately €1.8 billion. In December 2002, AV Packaging sold Schmalbach-Lubeca to Ball Corporation, a U.S. based packaging manufacturer, for €1.2 billion. In 2002, E.ON recorded income from its equity investment in AV Packaging of approximately €558 million resulting from gains on these transactions. In 2003, a subsequent purchase price adjustment resulted in E.ON recording an additional loss of €42 million, which was included in income/(loss) from continuing operations.
      In January 2003, E.ON entered into an agreement to sell its 15.9 percent shareholding in Bouygues Telecom to the Bouygues Group for a total of approximately €1.1 billion in a two-step transaction. In the first step, the Bouygues Group acquired a 5.8 percent stake in Bouygues Telecom (including approximately €60 million in shareholder loans) from E.ON for €394 million in March 2003. In the second step, the Bouygues Group exercised a fixed price call option on E.ON’s remaining 10.1 percent interest, acquiring the shares for €692 million in December 2003. E.ON recorded a gain of €840 million on the two-step sale.
      Other Activities. On January 1, 2002, Viterra acquired an 86.3 percent interest in Frankfurter Siedlungsgesellschaft mbH (“FSG”) for a total purchase price of €312 million, including cash acquired of €39 million. After selling a 0.2 percent shareholding to a third party investor in December 2002, Viterra acquired an additional 13.7 percent interest in FSG for a purchase price of approximately €49 million in January 2003, bringing its stake to 99.8 percent. No goodwill resulted from the purchase price allocation for either acquisition.
      In October 2004, Viterra made an offer to the minority shareholders of Deutschbau to purchase the shares held by them. The offer was accepted by minority shareholders holding 98.6 percent of the shares not owned by Viterra. The aggregate purchase price amounted to €429 million, of which €60 million was paid following the closing and €2 million was paid in early 2005. The remaining €367 million is to be paid in five interest-bearing annual installments beginning in 2005. No goodwill resulted from the purchase price allocation. Viterra now holds a 99.1 percent interest in Deutschbau.
      Discontinued Operations. Consistent with its plans to focus on its core energy business, E.ON has disposed of a number of its non-core divisions and businesses in recent years. As a result of the 2001 divestitures, the Company’s former silicon wafer and aluminum business segments were accounted for as discontinued operations in accordance with Accounting Principles Bulletin No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (“APB 30”). On January 1, 2002, the Company adopted SFAS 144, which requires it to account for disposals of a component of a segment as discontinued operations, thereby reducing the threshold needed for a particular divestiture to result in discontinued operations treatment. In 2002, E.ON discontinued the operations of its former oil and distribution/logistics business segments, following its disposal of VEBA Oel and Stinnes. In addition, certain operations in the former Degussa and Viterra business segments have been disposed of and, as such, these components are also accounted for as discontinued operations. In 2003, E.ON discontinued and disposed of certain operations in the Central Europe and U.S. Midwest market units, as well as certain activities of Viterra in the Other Activities business segment. These transactions are summarized below.
      On September 30, 2001, E.ON entered into an agreement for the sale of MEMC, its former silicon wafer division, to TPG Partners III. In November 2001, E.ON sold both its 71.8 percent interest in the silicon wafer division and its shareholder loans for a symbolic purchase price of $6. The disposal of the silicon wafer division resulted in a loss from discontinued operations net of income taxes and minority interests of €810 million in 2001. The loss includes a €990 million loss on disposition. In 2003, a final purchase price adjustment based on MEMC’s having met specific performance targets in 2002 resulted in E.ON recording income from discontinued operations net of income taxes and minority interests of €14 million. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Silicon Wafers.”
      On January 6, 2002, E.ON entered into an agreement to sell its 100 percent stake in its former aluminum division VAW to Norsk Hydro ASA for €3.1 billion. The results of the ongoing operations of VAW up to the date of disposal and the €893 million gain realized by E.ON on its disposal are reported in “Income (Loss) from discontinued operations, net” in the Consolidated Statements of Income. The income from discontinued operations net of income taxes related to VAW totaled €927 million in 2002. The net gain on disposal of €893 million does not include the reversal of VAW’s negative goodwill of €191 million, as this amount was required to be recognized as income from a change in accounting principles upon the adoption of SFAS 142 on January 1, 2002. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Aluminum.”
      In July 2001, E.ON and BP entered into an agreement pursuant to which BP agreed to acquire a 51.0 percent stake in VEBA Oel by way of a capital increase. The agreement also provided E.ON with a put option that allowed it to sell its remaining 49.0 percent interest in VEBA Oel to BP at any time from April 1, 2002 for an exercise price of €2.8 billion, subject to certain purchase price adjustments. The capital increase took place in February 2002, giving BP majority control of VEBA Oel as of February 1, 2002. E.ON exercised its put option effective June 30, 2002. E.ON received proceeds of €2.8 billion for its VEBA Oel shares. In addition, €1.9 billion in shareholder loans made previously by the E.ON Group to VEBA Oel were repaid. In April 2003, E.ON and BP reached an agreement setting the final purchase price for VEBA Oel (without prejudice to the standard indemnities in the contract) at approximately €2.9 billion. The disposal of VEBA Oel resulted in a loss from discontinued operations net of income taxes of €37 million in 2003, and income from discontinued operations net of income tax of €1,784 million in 2002. E.ON recognized a loss on disposal of €35 million in 2003 and a gain of €1,367 million in 2002. In 2004, E.ON recognized a loss of €19 million resulting from claims under the standard indemnities. These effects were each recorded under “Income (Loss) from discontinued operations, net” in the Consolidated Statements of Income. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Oil.”
      In July 2002, E.ON agreed to sell its 65.4 percent interest in Stinnes to DB in a cash tender offer DB made on August 7, 2002 to all Stinnes shareholders at a price of €32.75 per share. E.ON received cash proceeds of €1.6 billion upon completion of the tender, and Stinnes was deconsolidated as of September 30, 2002. The disposal of Stinnes resulted in income from discontinued operations net of income taxes and minority interests of €603 million in 2002. In 2002, E.ON recognized a gain on disposal of €588 million. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Distribution/ Logistics.”

      During 2002, Degussa divested several non-core businesses. In January, Degussa transferred its gelatin business to Sobel N.V. Degussa sold its persulfate operations to Unionchimica Industriale S.p.A. in February. The textile additives business was also divested in February to Giovanni Bozzetto S.p.A. In April, Degussa divested the fertilizer manufacturer SKW Piesteritz Holding GmbH to A&A Stickstoff Holding AG. In June, Degussa sold Degussa Bank GmbH to Allgemeine Deutsche Direktbank AG (Diba). Viatris GmbH & Co. KG, a former part of the Degussa Health Products business ASTA Medica, was sold to Advent International Corporation in August 2002. Finally, in December, Degussa sold the biopharmaceutical company Zentaris AG to Æterna Laboratories Inc. These Degussa division disposition transactions resulted in aggregate proceeds of approximately €866 million and an aggregate loss from discontinued operations net of income taxes and minority interests of €84 million in 2002. In 2002, E.ON recognized a loss of €93 million from Degussa’s disposal of these non-core businesses. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other.”
      Under the ministerial approval for E.ON’s acquisition of Ruhrgas, E.ON Energie was required to dispose of its 80.5 percent shareholding in Gelsenwasser. In September 2003, a joint venture company owned by the municipal utilities of the German cities of Dortmund and Bochum purchased the Gelsenwasser interest for €835 million. The disposal of Gelsenwasser resulted in income from discontinued operations net of income taxes and minority interests of €479 million and €24 million in 2003 and 2002, respectively. In 2003, E.ON realized a gain on disposal of €418 million. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other.”
      As a condition to its approval of the former Powergen’s acquisition of LG&E Energy, the SEC had required that LG&E Energy sell CRC-Evans. Effective October 31, 2003, LG&E Energy sold CRC-Evans to an affiliate of Natural Gas Partners for €37 million. Less than €1 million in income from discontinued operations net of income taxes and minority interests was recorded in each of 2003 and 2002. E.ON realized no gain or loss on the disposal. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other.”
      Viterra Energy Services was accounted for as a discontinued operation in the Consolidated Financial Statements for 2002. In June 2003, Viterra sold this wholly-owned subsidiary to CVC Capital Partners. In March 2003, Viterra sold its Viterra Contracting subsidiary to Mabanaft. The aggregate consideration for both transactions totaled €961 million, including approximately €112 million of assumed liabilities, with Viterra realizing a gain of €641 million. The portion of 2003 and 2002 results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to €681 million and €52 million, respectively. In 2004, the release of previously recorded provisions resulted in income in the amount of €10 million, which is recorded in the same line item. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other.”
      The Consolidated Financial Statements and related notes thereto for the year ended December 31, 2003, and the Consolidated Statement of Income for 2002, as well as the related notes thereto, have been reclassified to reflect the discontinued operations treatment outlined above. Operating results for discontinued operations through the disposal date, as well as the gains or losses from ultimate sale, are reported in “Income (Loss) from discontinued operations, net” in the Consolidated Statements of Income. The assets and liabilities of the business units which were classified as held for sale as of December 31, 2002, but which were not yet sold, are reported as “Assets of disposal groups” and “Liabilities of disposal groups”, respectively, in the respective Consolidated Balance Sheets. Cash flows from discontinued operations have been eliminated from the Consolidated Statements of Cash Flows for all periods presented.
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
      Business Combinations. This strategy has resulted in E.ON completing a significant number of acquisitions in recent years, and E.ON can be expected to continue to make acquisitions in the future. E.ON’s acquisitions have been, and, as required, will continue to be, accounted for under the purchase method of accounting (the “purchase method”). Under the purchase method, an acquired company is recorded on E.ON’s balance sheet using the fair values of the acquired assets (tangible and intangible) and liabilities as of the acquisition date.
      The application of the purchase method requires a company to make certain estimates and judgments. One of the most significant estimates relates to the determination of the fair value of assets and liabilities acquired. For other than intangible assets acquired, E.ON determines the fair value based on the nature of the asset. For example, marketable securities are valued at the market rate on the date of acquisition, while an independent appraisal is often obtained for land, buildings and equipment. The Company also assesses whether any significant intangible assets arise from contractual or other legal rights of the acquired entity or are separable from the acquired entity (i.e. capable of being sold). If any intangible assets are identified, the Company must determine the value of these intangibles. Depending on the type of intangible and the complexity of determining its fair value, the Company either consults with an independent external valuation expert or develops the fair value internally, using an appropriate valuation technique. The determination of the useful life of intangible assets is based upon the nature of the intangible, as well as the characteristics of the acquired business and the industry in which it operates. Any residual amount remaining after allocation of the purchase price to the fair value of all assets and liabilities acquired is goodwill.
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
      If the carrying value exceeds the fair value of a reporting unit, thus indicating a possible impairment, E.ON performs the second step of the SFAS 142 impairment test, which requires E.ON to allocate the fair value to the assets and liabilities of the reporting unit using a methodology consistent with the application of the purchase method. Any excess of fair value of the reporting unit over the fair value of net assets is compared to the allocated goodwill as recorded. If the allocated goodwill exceeds the residual fair value, an impairment charge equal to the difference is recognized.

      E.ON has designated the fourth quarter of its fiscal year for its annual impairment test in order to coincide with its mid-term planning process. E.ON believes that this schedule ensures that the most current information available is used and provides consistency in methodology. Acquisitions in 2004 resulted in goodwill totaling approximately €1 billion. Total goodwill as of December 31, 2004 was €14.5 billion.
Fair Value of Derivatives
      As quoted market prices for certain derivatives used by E.ON are not readily available, the fair values of these derivatives have been calculated using common market valuation methods and value-influencing market data at the relevant balance sheet date as follows:

•	Currency, electricity, gas, oil and coal forward contracts, swaps, and emission rights derivatives are valued separately at future rates or market prices as of the balance sheet date. The fair values of spot and forward contracts are based on spot prices that consider forward premiums or discounts from quoted prices in the relevant markets.

•	Market prices for currency, electricity and gas options are obtained using standard option pricing models commonly used in the market. The fair values of caps, floors, and collars are determined on the basis of quoted market prices or on calculations based on option pricing models.

•	The fair values of existing instruments to hedge interest rate risk are determined by discounting future cash flows using market interest rates over the remaining term of the instrument. Discounted cash values are determined for interest rate, cross-currency and cross-currency/interest rate swaps for each individual transaction as of the balance sheet date. Interest income is considered with an effect on current results at the date of payment or accrual.

•	Equity swaps are valued on the basis of the stock prices of the underlying equities, taking into consideration any financing components.

•	Exchange-traded energy future and option contracts are valued individually at daily settlement prices determined on the futures markets that are published by their respective clearing houses. Initial margins paid are disclosed under other assets. Variation margins received or paid during the term of such contracts are stated under other liabilities or other assets, respectively, and are accounted for with an impact on earnings at settlement or realization.

•	Certain long-term commodity contracts are valued by the use of valuation models that include average probabilities and take into account individual contract details and variables.
      The use of valuation models requires E.ON to make assumptions and estimates regarding the volatility of derivative contracts at the balance sheet date, and actual results could differ significantly due to fluctuations in value-influencing market data. The valuation models for the interest rate and currency derivatives are based on calculations and valuations, generally using a Group-wide financial management system that provides consistent market data and valuation algorithms throughout the Company. The algorithms used to obtain valuations are those which are commonly used in the financial markets. In certain cases the calculated fair value of derivatives is compared with results which are produced by other market participants, including banks, as well as those available through other internally available systems. The valuations of commodity instruments are delivered by multiple use EDP-based systems in the market units, which also utilize common valuation techniques and models as described above.
      The objective of E.ON’s financial and commodity risk management is to minimize the risk of significant volatility in earnings and cash flows from the underlying operational business. Through internal guidelines (i.e., Group finance guidelines and Group commodity risk guidelines), the Company ensures that derivatives used for risk management purposes, rather than proprietary trading, are only utilized to hedge booked, contracted or planned underlying transactions. E.ON’s proprietary trading is limited to commodity derivatives and takes place in specified markets within defined limits designed to limit any significant impact of trading activities on earnings. The open positions from the operational business and the hedging and proprietary trading activities are reported and monitored regularly. The Company, in line with international banking standards, calculates and assesses market risks in accordance with the policies outlined in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” For additional details on the Group’s use of derivative financial instruments, see Note 28 of the Notes to Consolidated Financial Statements.
Electricity Contracts
      Certain electricity contracts that E.ON has entered into in the ordinary course of business meet all of the required criteria for a derivative as defined under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and are marked to market. However, due to the normal purchase normal sales exemption for electricity companies as specified by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”), some of these contracts are not accounted for as derivatives under SFAS 133 and therefore are not being marked to market. As a result, any price volatility inherent in these contracts is not reflected in the operating results of E.ON. If this exemption is disallowed through future interpretations or actions of the Financial Accounting Standards Board (“FASB”), the impact on future operating results could be significant.
Gas Contracts
      The market units enter into gas purchase and sale contracts in connection with their distribution, sale and retail activities, as well as long-term gas purchase contracts for E.ON Ruhrgas’ gas supplies and for certain subsidiaries of E.ON Energie and the operation of E.ON UK’s generation plants. Contracts providing for physical delivery in Germany or Sweden are currently accounted for as contracts outside the scope of SFAS 133, as no functioning natural gas market mechanism or spot market exists in Germany and Sweden which would allow the Company to classify gas as readily convertible to cash. In the future, it is possible that a functioning market mechanism or spot market for natural gas could emerge, resulting in a need to reassess the German and Swedish contracts for derivatives under SFAS 133. If any such reassessment resulted in contracts being accounted for as derivatives under SFAS 133, the impact on future operating results could be significant. Within the U.K. market, a number of non-standard gas contracts at E.ON UK have been marked to market in 2003 following the implementation of Derivatives Implementation Group Issue C-20.
Deferred Taxes
      E.ON has significant deferred tax assets and liabilities which are expected to be realized through the statement of income over extended periods of time in the future. In calculating the deferred tax items, E.ON is required to make certain assumptions and estimates regarding the future tax consequences attributable to differences between the carrying amounts of assets and liabilities as recorded in the Consolidated Financial Statements and their tax basis. Significant assumptions made include the expectation that: (1) future operating performance for subsidiaries will be consistent with historical operating results; (2) recoverability periods for tax credits and net operating loss carryforwards will not change; (3) undistributed earnings of foreign investments have been permanently reinvested; (4) net operating losses for which E.ON has not provided a valuation allowance will more likely than not be recovered through future taxable income; and (5) existing tax laws and rates to which E.ON is subject in various tax jurisdictions will remain unchanged into the foreseeable future. E.ON believes that it has used prudent assumptions and feasible tax planning strategies in developing its deferred tax balances; however, any changes to the facts and circumstances underlying its assumptions could cause significant changes in the deferred tax balances and resulting volatility in its operating results.
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
      E.ON believes that the valuations used for both the German and Swedish nuclear waste management programs provide the best estimate available in respect to its nuclear waste management and decommissioning liabilities. The costs associated with nuclear waste management and the decommissioning of nuclear power plants are substantial and are based on current legal requirements and the projection of costs over extended future periods. Any changes to the current legal requirements for nuclear waste management/decommissioning or the timing of payments to be made in relation to these requirements, as well as changes in cost estimates, could have a significant impact on E.ON’s future operating results.
      E.ON adopted SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”) as of January 1, 2003. SFAS 143 requires that asset retirement obligations be recorded at their fair value on a company’s balance sheet. For Germany, SFAS 143 changed the methodology for calculating the nuclear decommissioning accrual; however, the information used as a basis for establishing the total costs of decommissioning will remain consistent with that used in prior years. The asset retirement obligation for Swedish nuclear power plants was recorded on a gross basis upon the adoption of SFAS 143. E.ON recorded an asset retirement obligation at fair value and a corresponding long-term receivable against the Swedish national Nuclear Waste Fund at fair value not exceeding the fair value of the asset retirement obligation. The adoption of SFAS 143 increased the amounts recorded on the Consolidated Balance Sheet for E.ON’s nuclear decommissioning liabilities as of January 1, 2003 by €1,294 million. For more details, see Note 23 of the Notes to Consolidated Financial Statements.
NEW ACCOUNTING PRONOUNCEMENTS
      The Financial Accounting Standards Board issued the following accounting pronouncements in 2004 which are applicable to E.ON:

•	SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4;

•	SFAS No. 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29; and

•	SFAS No. 123 (revised 2004), Share-Based Payment.
      For details of these pronouncements and their impact or expected impact on the Company’s results, see Note 2 of the Notes to Consolidated Financial Statements.
RESULTS OF OPERATIONS
      E.ON’s sales in 2004 increased 5.2 percent to €44,745 million from €42,541 million in 2003 (in each case net of electricity and natural gas taxes). The increase was primarily attributable to consolidation effects, including the first-time inclusion of full-year results from the former Ruhrgas activities (which were only consolidated for 11 months in 2003), from Graninge in the Nordic market unit and from JME and JCE in the Central Europe market unit, as well as the first-time consolidation of Midlands Electricity in the U.K. market unit, which more than offset the impact of the fact that the 2003 results included one month of Degussa’s sales prior to its deconsolidation as of February 1, 2003. The increase also reflected higher prices at the Central Europe, U.K. and Nordic market units, while exchange rate effects resulted in a decline in the sales of the U.S. Midwest market unit. The core energy business accounted for 98.0 percent of the Group’s sales in 2004, as compared with 95.5 percent in 2003. Net income decreased by 6.6 percent to €4,339 million in 2004 from €4,647 million in 2003, primarily reflecting lower income from discontinued operations, as described in more detail below. Cash provided by operating activities increased 7.8 percent to €5,972 million in 2004 from €5,538 million in 2003, with the increase being primarily attributable to the consolidation effects noted above, which more than offset the decline in net income.
      In 2004, 60.6 percent of the Group’s total sales were to customers in Germany and 39.4 percent were to customers in other parts of the world, as compared with 60.9 percent and 39.1 percent in 2003, respectively. For the core energy business, the percentage of sales to customers outside Germany was 39.4 percent in 2004, as compared with 39.2 percent in 2003.
      E.ON’s sales and earnings are influenced by a number of differing economic and other external factors. The core energy business, which represented 98.0 percent of the Group’s sales in 2004, is generally not subject to severe fluctuations in its results, but is to some extent affected by seasonality in demand related to weather patterns. Typically, demand is higher for the Central Europe, Pan-European Gas and U.K. market units during the winter months and for the U.S. Midwest market unit during the summer. For a discussion of trends and factors affecting E.ON’s businesses, see the market unit descriptions in “Item 4. Information on the Company — Business Overview” and “— Operating Environment”, as well as “Item 3. Key Information — Risk Factors.”
BUSINESS SEGMENT INFORMATION
      As a result of the on.top strategic review E.ON launched in 2003, the core energy business has been re-organized into five new regional market units (Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest), plus the Corporate Center. Beginning in 2004, E.ON’s financial reporting mirrors the new structure, with each of the five market units and the results of the enhanced Corporate Center (including consolidation effects) constituting a separate segment for financial reporting purposes. Viterra’s results and E.ON’s proportionate share of Degussa’s after-tax earnings following its deconsolidation continue to be presented outside of the core energy business as part of E.ON’s “Other Activities”, which is reported as a separate segment. As part of the implementation of the new structure, E.ON completed intra-Group transfers of shareholdings in a number of its companies in December 2003 and in 2004. In particular, E.ON Energie transferred the majority of its interest in Thüga and certain of its other gas operations to E.ON Ruhrgas (where they now form part of the Pan-European Gas market unit), while transferring its interest in the holding company owning its interests in Sydkraft and E.ON Finland (now E.ON Nordic) to E.ON AG (where they now comprise the Nordic market unit), and E.ON Ruhrgas transferred downstream gas activities mainly in Hungary and the Czech Republic to E.ON Energie (where they now form part of the Central Europe market unit). None of these transfers had any impact on E.ON’s financial results on a consolidated basis. For additional information, see “Item 4. Information on the Company — History and Development of the Company — Group Strategy — On.top.”
      Also beginning in 2004, E.ON adopted “adjusted EBIT” as the measure pursuant to which the Group evaluates the performance of its segments and allocates resources to them. Adjusted EBIT is an adjusted figure derived from income/(loss) from continuing operations (before intra-Group eliminations when presented on a segment basis) before income taxes and minority interests, excluding interest income. Adjustments include net book gains resulting from disposals, as well as restructuring expenses and other non-operating earnings of an exceptional nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions and nuclear waste management is allocated to adjusted interest income. Management believes that adjusted EBIT is the most useful segment performance measure because it better depicts the performance of individual operating units independent of changes in interest income and taxes. Until 2004, “Internal operating profit” was the measure used to evaluate segment performance. Internal operating profit is equivalent to adjusted EBIT plus adjusted interest income. During the relevant periods, E.ON used adjusted EBIT and internal operating profit as its segment reporting measure in accordance with SFAS 131. However, on a consolidated Group basis, adjusted EBIT and internal operating profit are considered non-GAAP measures that must be reconciled to the most directly comparable GAAP measure. For a reconciliation of Group adjusted EBIT to net income for each of 2003 and 2004, as well as a reconciliation of Group internal operating profit to net income for each of 2002 and 2003, see the tables on pages 137 and 151 below and the accompanying analysis. For a reconciliation of adjusted EBIT to income (loss) from continuing operations before income taxes and minority interests for each of the three years, see Note 31 of the Notes to Consolidated Financial Statements.
      SFAS 131 requires that the segment presentation included in Note 31 of the Notes to Consolidated Financial Statements be reclassified to reflect the new market unit structure (including the transfers of businesses noted above) and the adoption of adjusted EBIT as the segment reporting measure for each of the three years presented. To enhance comparability, the analysis of E.ON’s segment results in 2004 and 2003 presented below has been prepared using these reclassified figures for 2003. However, the extent of the reclassification of segment results required by SFAS 131 is limited and does not provide E.ON with sufficient data with which to present a detailed comparison of its segment results for 2003 and 2002 on the basis of the new market unit structure, particularly with regard to the factors driving changes in key line items within any single segment. Even were it practicable for E.ON to prepare such a detailed analysis, E.ON believes that the utility to investors of any such comparison would be quite limited, given that E.ON’s management did not use the new market unit structure or adjusted EBIT in managing its businesses in 2002 or 2003, as well as the fact that in 2002 E.ON did not control E.ON Ruhrgas, which accounts for the significant majority of the results of the Pan-European Gas market unit, and only controlled Powergen, which accounts for all of the results of the U.K. market unit, and LG&E Energy, which accounts for all of the results of the U.S. Midwest market unit, for six months. Accordingly, the comparison of E.ON’s segment results for 2003 and 2002 presented below has been prepared on the basis of the segments and segment performance measure (internal operating profit, rather than adjusted EBIT) used by the Group’s management at such time, as previously reported in E.ON’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and Note 31 of the Notes to Consolidated Financial Statements included therein. The segment results for 2003 included in such comparison therefore differ from the reclassified segment results used in the comparison of results for 2004 and 2003. In particular, the 2003 results of the Central Europe market unit included in the 2004-2003 comparison are not directly comparable with those of the former E.ON Energie segment included in the 2003-2002 comparison and the results of the Pan-European Gas market unit included in the 2004-2003 comparison are not directly comparable with those of the Ruhrgas division included in the 2003-2002 comparison.
YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003
      The following table sets forth sales and adjusted EBIT for each of E.ON’s business segments for 2004 and 2003 (in each case excluding the results of discontinued operations):
E.ON BUSINESS SEGMENT SALES AND ADJUSTED EBIT

	2004		2003

		Adjusted		Adjusted
	Sales	EBIT	Sales	EBIT

	(€ in millions)
Central Europe(1)(2)	20,752	3,602	19,253	2,979
Pan-European Gas(3)	14,426	1,428	12,973	1,463
U.K.	8,490	1,017	7,923	610
Nordic(4)	3,347	701	2,824	546
U.S. Midwest(2)	1,913	349	1,971	317
Corporate Center(2)(5)	(813)	(314)	(596)	(319)

Core Energy Business	48,115	6,783	44,348	5,596
Other Activities(2)(6)	988	578	2,079	632

Total	49,103	7,361	46,427	6,228

(1)	Sales include electricity taxes of €1,051 million in 2004 and €1,015 million in 2003.

(2)	Excludes the sales and adjusted EBIT of certain activities now accounted for as discontinued operations. For more details, see “— Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(3)	Includes the results of the former Ruhrgas activities from the date of consolidation on February 1, 2003. Sales include natural gas and electricity taxes of €2,923 million in 2004 and €2,555 million in 2003.

(4)	Sales include electricity and natural gas taxes of €395 million in 2004 and €324 million in 2003.

(5)	Includes primarily the parent company and effects from consolidation (including the elimination of intersegment sales), as well as the results of the former telecommunications division, as explained in “Item 4.

Information on the Company — Business Overview — Introduction.” Sales between companies in the same market unit are eliminated in calculating sales on the market unit level.

(6)	In 2003, includes sales of Degussa for the month of January only, prior to its deconsolidation. For more details, see “Item 4. Information on the Company — Business Overview — Other Activities — Degussa — Overview” and Note 4 of the Notes to Consolidated Financial Statements.

E.ON Group
      E.ON’s sales in 2004 increased 5.2 percent to €44,745 million from €42,541 million in 2003 (in each case net of electricity and natural gas taxes). As noted above, the increase was primarily attributable to consolidation effects. As illustrated in the table on the preceding page, the overall increase in the Group’s sales reflected an increase in sales in the core energy business as a whole and at each of its market units other than U.S. Midwest and the Corporate Center, the effect of which was partially offset by a sharp decline in sales at E.ON’s Other Activities, primarily due to the fact that the 2003 results included one month of Degussa’s sales prior to its deconsolidation as of February 1, 2003.
      Sales of the Central Europe market unit increased 7.8 percent in 2004 to €20,752 million (including €1,051 million of electricity taxes) from €19,253 million (including €1,015 million of electricity taxes) in 2003. Pan-European Gas’ sales increased by 11.2 percent to €14,426 (including €2,923 million of natural gas and electricity taxes) in 2004 from €12,973 million (including €2,555 million of natural gas and electricity taxes) in 2003. Sales of the U.K. market unit increased by 7.2 percent, amounting to €8,490 million in 2004 as compared to €7,923 million in 2003. The Nordic market unit grew its 2004 sales by 18.5 percent to €3,347 million (including €395 million of electricity and natural gas taxes) from €2,824 million (including €324 million of electricity and natural gas taxes) in 2003. Sales of the U.S. Midwest market unit decreased by 2.9 percent in 2004 to €1,913 million compared with €1,971 million in 2003. The elimination of intersegment sales at the Corporate Center resulted in the segment reporting negative sales of €596 million in 2003 and €813 million in 2004. Sales at the Other Activities were more than halved, declining from €2,079 million in 2003 to €988 million in 2004. The sales of each of these segments are discussed in more detail below.
      Total cost of goods sold and services provided in 2004 increased 1.7 percent or €573 million to €33,353 million compared with €32,780 million in 2003, with increases at the Pan-European Gas market unit (€1,043 million) primarily reflecting the effect of the first-time full-year inclusion of the former Ruhrgas activities, at the Central Europe market unit (€419 million), primarily resulting from higher procurement costs, and at the Nordic market unit (€273 million), mainly due to the first-time full-year inclusion of Graninge. These effects were largely offset by decreases at the Other Activities due to the deconsolidation of Degussa (€690 million), lower cost of goods sold and services provided at the Corporate Center (€170 million) and a similar decrease at the U.K. market unit (€109 million). Cost of goods sold as a percentage of revenues (net of electricity and natural gas taxes) decreased to 74.5 percent in 2004 from 77.1 percent in 2003, as sales increased more than the cost of goods sold and services provided. Gross profit therefore increased at a higher rate than sales, rising by 16.7 percent to €11,392 million in 2004 from €9,761 million in 2003.
      Selling expenses decreased 3.7 percent or €169 million to €4,387 million in 2004, compared with €4,556 million in 2003. The decline reflected an overall reduction of €209 million in selling expenses at the Central Europe market unit, including €90 million in reduced personnel costs and €63 million from the release of provisions, as well as the fact that the 2003 results reflected €136 million in selling expenses at Degussa. These effects were offset in part by an increase of €189 million in selling expenses at the U.K. market unit, primarily reflecting expenses at Midlands Electricity following its acquisition.
      General and administrative expenses increased by €109 million, amounting to €1,508 million in 2004 compared with €1,399 million in 2003. The 7.8 percent increase was primarily attributable to an increase of €148 million in such costs at the Central Europe market unit, including an impairment charge of €73 million for real estate, as well as personnel costs arising from the first-time consolidation of E.ON Facility Management GmbH (€48 million). An increase of €78 million at the Nordic market unit mainly reflecting the first-time full-year inclusion of Graninge also contributed to the higher total. The factors were offset in part by the fact that the

2003 results included €77 million of general and administrative expenses from Degussa, as well as lower general and administrative expenses at the U.K. market unit in 2004 (€5 million).
      Other operating income (expenses), net decreased to €1,735 million in 2004 from €2,091 million in 2003. This decrease of €356 million, or 17.0 percent, reflected lower net book gains on the disposal of businesses and fixed assets and increased expenses arising from exchange rate differences. Net book gains decreased by €871 million year on year, amounting to €912 million in 2004, compared with €1,783 million in 2003. The 2004 figure primarily included gains from the sale of fixed assets (primarily housing units) at Viterra (€414 million), the sales of stakes in EWE and VNG (€317 million), the sale of an additional 3.6 percent of Degussa’s share capital to RAG (€51 million), the sale of shares in Union Fenosa (€26 million) and the sale of certain shareholdings at the Central Europe market unit (€57 million). The higher net book gains of €1,783 million for 2003 included gains from the sale of E.ON’s 15.9 percent interest in Bouygues Telecom (€840 million), the sale of fixed assets (primarily housing units) at Viterra (€433 million), the sale of 18.1 percent of Degussa’s shares to RAG (€168 million), as well as from the sale of a number of shareholdings at the Central Europe market unit (aggregating €150 million). Net expenses arising from exchange rate differences increased by €349 million, from income of €38 million in 2003 to expenses of €311 million in 2004, reflecting results from the recognition of exchange rate movements on foreign currency transactions and net realized losses on foreign currency derivatives. The impact of the lower net book gains and higher expenses from exchange rates differences on the overall figure was partially offset by an increase in gains on the required marking to market of derivatives (€201 million) and a reduction in write-downs of non-fixed assets (€168 million). Miscellaneous other operating income (expenses), net increased by €481 million, amounting to income of €647 million in 2004, as compared with income of €166 million in 2003. This improved result was primarily attributable to income from the reversal of certain provisions (approximately €151 million) and higher net gains from the sale of short-term securities (approximately €106 million). For further information, see Note 5 of the Notes to Consolidated Financial Statements.
      Financial earnings decreased by €74 million, or 20.6 percent, resulting in a loss of €433 million in 2004 compared with a loss of €359 million in 2003. The decrease was primarily attributable to an increase of €34 million in interest and similar expenses, net, a decline of €20 million in income from share investments and an increase of €20 million in write-downs of financial assets and long-term loans. For additional information, see Note 6 of the Notes to Consolidated Financial Statements.
      As a result of the factors described above, income (loss) from continuing operations before income taxes and minority interests increased by 22.8 percent or €1,261 million to income of €6,799 million in 2004, as compared with income of €5,538 million in 2003.
      In 2004, E.ON recorded income tax expenses of €1,947 million, as compared to a tax expense of €1,124 million in 2003. The increase of €823 million or 73.2 percent primarily reflected the improved operating results. Changes in tax rates and tax laws that took effect in 2004 also resulted in increased tax expenses of approximately €142 million, including deferred tax expenses of €77 million. These effects were partially offset by the change in valuation allowances for deferred taxes on loss carryforwards that amounted to income of €199 million in 2004 as compared to expenses of €543 million in 2003. For additional information, see Note 7 of the Notes to Consolidated Financial Statements.
      Income attributable to minority interests, and therefore deducted in the calculation of net income, was €504 million in 2004, as compared to €464 million in 2003, with the increase of €40 million, or 8.6 percent, reflecting improved results at a number of the entities in which the Group holds a minority interest.
      Results from discontinued operations decreased net income by €9 million in 2004, as compared to a contribution of €1,137 million to net income in 2003. The significant decrease reflects the fact that the Company is nearing completion of its divestitures planned in connection with its focus on the core energy business, as discontinued operations divested in prior years no longer produce income effects. Excluding the results of discontinued operations, E.ON would have recorded net income of €4,348 million in 2004, as compared to net income of €3,510 million in 2003. The Group’s net income decreased 6.6 percent, totaling €4,339 million in 2004, compared with €4,647 million in 2003.

      Reconciliation of Adjusted EBIT. As noted above, beginning in January 2004, E.ON uses adjusted EBIT as its segment reporting measure in accordance with SFAS 131. On a consolidated Group basis, adjusted EBIT is considered a non-GAAP measure that must be reconciled to the most directly comparable GAAP measure. A reconciliation of Group adjusted EBIT to net income for each of 2003 and 2004 appears in the table below. The following paragraphs discuss changes in the principal components of each of the reconciling items to income (loss) from continuing operations before income taxes and minority interests. For additional details, see Note 31 of the Notes to Consolidated Financial Statements.

	2004	2003

	(€ in millions)
Adjusted EBIT	7,361	6,228
Adjusted interest income, net	(1,140)	(1,663)
Net book gains	589	1,257
Cost-management and restructuring expenses	(108)	(479)
Other non-operating results	97	195

Income/(loss) from continuing operations before income taxes and minority interests	6,799	5,538
Income taxes	(1,947)	(1,124)
Minority interests	(504)	(464)

Income/(loss) from continuing operations	4,348	3,950
Income/(loss) from discontinued operations	(9)	1,137
Cumulative effect of change in accounting principles	—	(440)

Net income	4,339	4,647

      On a consolidated Group basis, adjusted EBIT increased by 18.2 percent to €7,361 million in 2004, as compared with €6,228 million in 2003.
      As detailed in the table below, adjusted interest income, net increased by €523 million or 31.4 percent to an expense of €1,140 million in 2004 from an expense of €1,663 million in 2003, primarily due to a reduction of €357 million in the interest portion of long-term provisions, of which approximately €270 million related to amendments to Germany’s Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes (Endlager-Vorausleistungsverordnung). Under the amended ordinance, construction costs for the final storage facilities at Gorleben and Konrad will now be shared by nuclear plant operators and by other users, such as research institutes, in line with their expected actual usage of the storage facilities, thus lowering E.ON’s share of the costs. Non-operating interest income, net amounted to income of €62 million in 2003 and an expense of €138 million in 2004, with the change reflecting an increase in accruals for interest payments due on future taxes.

	2004	2003

	(€ in millions)
Interest income and similar expenses (net) as shown in Note 6 of the Notes to Consolidated Financial Statements	(1,141)	(1,107)
(+) Non-operating interest income, net(1)	138	(62)
(-) Interest portion of long-term provisions	137	494

Adjusted interest income, net	(1,140)	(1,663)

(1)	This net figure is calculated by adding in non-operating interest expense and subtracting non-operating interest income.
      Net book gains in 2004 decreased by 53.1 percent from €1,257 million in 2003 to €589 million. In 2004, net book gains resulted from the sale of equity interests in EWE and VNG (€317 million), the sale of shares of Union Fenosa and other securities held by the Central Europe market unit (€221 million) and the sale of an additional

3.6 percent of Degussa’s share capital to RAG (€51 million). In 2003, net book gains mainly resulted from the sale of E.ON’s 15.9 percent interest in Bouygues Telecom (€840 million), E.ON’s sale of 18.1 percent of Degussa to RAG (€168 million) and the sale of securities at E.ON Energie (approximately €165 million). Additional book gains in the amount of approximately €160 million were primarily attributable to E.ON Energie’s sale of its interest in swb (€85 million) and Powergen’s disposal of certain power plants (€24 million). The overall impact of these gains in 2003 was offset in part by a loss of €76 million recorded on the sale by E.ON Energie of a 1.9 percent interest in HypoVereinsbank in March of that year. These book gains are calculated on a more inclusive basis than those discussed above in the analysis of other operating income (expenses), net. These gains generally include all gains and losses from the disposal of financial assets and results of deconsolidation, both net of expenses directly linked with the relevant disposal. They also include book gains and losses realized by equity investees, which are included in the income statement as a component of financial earnings.
      Cost-management and restructuring expenses decreased by 77.5 percent to €108 million in 2004, compared with €479 million in 2003. In 2004, the principal expenses contributing to this item were restructuring costs of €63 million at the U.K. market unit, mainly attributable to the integration of Midlands Electricity, and restructuring costs of €37 million at the Central Europe market unit that were primarily attributable to the merger of a number of its regional distribution companies into E.ON Hanse and E.ON Westfalen Weser. In 2003, the principal expenses contributing to this item were primarily costs attributable to the Central Europe market unit (€358 million), including those resulting from the merger of regional distributors noted above. Additional restructuring costs of €121 million were attributable to the U.K. market unit’s integration of the former TXU Group retail activities.
      The income reported as other non-operating results amounted to €97 million in 2004, compared with €195 million in 2003. In 2004, positive other non-operating results in the amount of approximately €290 million were attributable to unrealized gains from the required marking to market of derivatives under SFAS 133 primarily at the U.K. market unit, which were partially offset by unusual charges on investments at the Central Europe and U.K. market units (€110 million) and by impairment charges on real estate and short-term securities at the Central Europe market unit (€84 million). In 2003, other non-operating earnings primarily reflected the positive effects from the required marking to market of derivatives (€494 million), which was partially offset by the impact of an impairment charge that Degussa took as of September 30, 2003. Degussa recorded an impairment charge of €500 million (before taxes) in its Fine Chemicals business unit due to significant changes in market conditions. As a result of this impairment charge, E.ON recorded a loss of €187 million attributable to its direct shareholding in Degussa (then 46.5 percent). For more information, see Note 6 of the Notes to Consolidated Financial Statements.

Central Europe
      For financial reporting purposes, the Central Europe market unit comprises four business units: Central Europe West Power, Central Europe West Gas, Central Europe East and Other/ Consolidation. The Central Europe West Power business unit reflects the results of the conventional, nuclear and hydroelectric generation businesses, transmission, the regional distribution of power, and the retail electricity business in Germany, as well as E.ON Energie’s trading business. In addition, Central Europe West Power also includes the results of E.ON Benelux, which operates power generation and district heating businesses in the Netherlands. The Central Europe West Gas business unit reflects the results of the regional distribution of gas and the gas retail business in Germany. The Central Europe East business unit primarily includes the results of the shareholdings in regional distribution companies in the Czech Republic, Hungary and Slovakia. Other/ Consolidation primarily includes the results of other international shareholdings, service companies and the E.ON Energie corporate center, as well as intrasegment consolidation effects.
      Total sales of the Central Europe market unit increased by 7.8 percent to €20,752 million (including €1,051 million of electricity taxes and €212 million in intersegment sales) in 2004, compared with a total of €19,253 million (including €1,015 million of electricity taxes and €270 million in intersegment sales) in 2003. The overall increase of €1,499 million reflected higher sales at each of Central Europe’s business units other than its Central Europe West Gas business unit, as described in more detail below.

      The following table sets forth the sales of each business unit in the Central Europe market unit in each of the last two years, in each case excluding electricity taxes:
SALES OF CENTRAL EUROPE MARKET UNIT

			Percent
	2004	2003(1)	Change

	(€ in millions)
Central Europe West	17,576	16,814	+4.5
Power	14,597	13,662	+6.8
Gas	2,979	3,152	-5.5
Central Europe East	1,877	1,308	+43.5
Other/Consolidation	248	116	+113.8

Total	19,701	18,238	+8.0

(1)	Excludes sales of Thüga and the activities transferred to the Pan-European Gas market unit and those of Sydkraft and the other businesses of E.ON Nordic.
      Sales of the Central Europe West Power business unit increased by €935 million or 6.8 percent from €13,662 million in 2003 to €14,597 million in 2004. The increase was primarily attributable to an increase in the sale of electricity from renewable resources, reflecting regulatory requirements (approximately €550 million), as well as higher electricity prices (approximately €275 million).
      Sales of the Central Europe West Gas business unit decreased by 5.5 percent from €3,152 million in 2003 to €2,979 million in 2004, with the decrease of €173 million reflecting a decrease of 9.5 TWh or 8.5 percent in the volume of gas sold that was primarily attributable to warmer temperatures in 2004 compared with 2003.
      Sales of the Central Europe East business unit increased by 43.5 percent or €569 million, from €1,308 million in 2003 to €1,877 million in 2004, with the increase being primarily due to the first-time inclusion of a full year of results from JME and JCE, which were consolidated as of October 2003 (approximately €520 million).
      Total power procured by the Central Europe market unit (excluding physically-settled trading activities) rose 5.5 percent to 254.3 billion kWh in 2004, compared with 241.0 billion kWh in 2003. E.ON Energie’s own production of power declined by 4.2 percent from 137.1 billion kWh in 2003 to 131.3 billion kWh in 2004, largely as a result of the shut down of the nuclear power plant Stade in November 2003 as part of Germany’s planned phase-out of nuclear power (4.6 TWh). E.ON Energie produced approximately 52 percent of its power requirements in 2004, compared with approximately 57 percent in 2003. Compared with 2003, electricity purchased from jointly operated power stations increased by 5.7 percent from 10.6 billion kWh to 11.2 billion kWh. Purchases of electricity from third parties increased by 19.8 percent, from 93.3 billion kWh in 2003 to 111.8 billion kWh in 2004, largely due to the first-time inclusion of full year results at JME and JCE (approximately 9 TWh), as well as a significant increase in purchases of energy produced from renewable sources (approximately 8 TWh).
      In 2004, the Central Europe market unit contributed adjusted EBIT of €3,602 million, a 20.9 percent increase from a total of €2,979 million in 2003. The overall increase reflected improved adjusted EBIT results at each of the market unit’s business units, as described in more detail below.

      The following table sets forth the adjusted EBIT of each business unit in the Central Europe market unit in each of the last two years:
ADJUSTED EBIT OF CENTRAL EUROPE MARKET UNIT

			Percent
	2004	2003(1)	Change

	(€ in millions)
Central Europe West	3,311	2,819	+17.5
Power	2,996	2,530	+18.4
Gas	315	289	+9.0
Central Europe East	235	172	+36.6
Other/Consolidation	56	(12)	—

Total	3,602	2,979	+20.9

(1)	Excludes results of Thüga and the activities transferred to the Pan-European Gas market unit and those of Sydkraft and the other businesses of E.ON Nordic.
      Adjusted EBIT at the Central Europe West Power business unit increased by €466 million from €2,530 million in 2003 to €2,996 million in 2004. This 18.4 percent increase was primarily attributable to higher electricity prices (€275 million), as well as lower expenses for nuclear fuel management (approximately €270 million) largely due to lower depreciation expense as a consequence of a reduction of the remaining asset base. The release of provisions contributed €151 million in adjusted EBIT. These provisions related to additional costs relating to the Renewable Energy Law and the Co-Generation Protection Law and to allegedly excessive grid access fees and were released following court decisions confirming E.ON’s position that such costs can be passed on to consumers and that such fees were not excessive. Adjusted EBIT for 2003 had also been negatively impacted by €124 million in payments settling accounts in control and balance areas based on unbundling requirements, including those due for prior years, whereas similar costs in 2004 totalled approximately €10 million. The positive effects of these factors on the business unit’s adjusted EBIT were partly offset by increased provisions for legal obligations in the grid business (approximately €160 million) and higher fuel costs (€56 million), primarily reflecting significantly higher prices for hard coal. In addition, the positive effect arising from the closing out of certain positions by EST’s trading unit in 2003 (€130 million), did not recur in 2004.
      Adjusted EBIT of the Central Europe West Gas business unit grew by 9.0 percent to €315 million in 2004, compared with €289 million in 2003. The increase of €26 million was primarily the result of the effect on margins (€77 million), largely reflecting optimized procurement, the effect of which was partially offset by the impact of the largely weather-related decline in the volume of gas sales noted above (€40 million).
      The Central Europe East business unit contributed adjusted EBIT of €235 million in 2004, a 36.6 percent increase from €172 million in 2003. This €63 million increase was primarily attributable to the inclusion of JME and JCE for the entire period under review (€44 million) and improved results at E.ON Hungária (€36 million), which were partly offset due to an impairment charge at one of the business unit’s shareholdings (€11 million).
      In the Other/Consolidation business unit, Central Europe recorded a €68 million improvement in adjusted EBIT, from adjusted EBIT of negative €12 million in 2003 to adjusted EBIT of €56 million in 2004. The primary reason was the release of provisions relating to E.ON Energie.

Pan-European Gas
      Following its acquisition, Ruhrgas’ results were included in E.ON’s Consolidated Financial Statements from February 1, 2003. As a result of E.ON’s on.top project, a majority of E.ON Energie’s interest in Thüga and its interests in a number of smaller gas companies were transferred to E.ON Ruhrgas in late 2003 and early 2004. As explained above, all of the financial data for 2003 presented in this comparison have been reclassified to conform to the new market unit structure and therefore include the results of Thüga and the other transferred companies within those for the Pan-European Gas market unit for all of both 2003 and 2004. E.ON Ruhrgas was consolidated for all of 2004. This first-time full-year consolidation effect is reflected in an increase in many of the market unit’s results for 2004, as compared to the reclassified results for 2003. In order to better present trends in the underlying business, this analysis also discusses certain changes in the market unit’s results for 2003 (including the former Ruhrgas activities for the eleven months beginning February 1 and Thüga and the other transferred activities for the full year) compared with figures for 2004 (the “adjusted 2004 figures”) prepared on the same basis (excluding the results of the former Ruhrgas activities for January). The adjusted 2004 figures are unaudited.
      For financial reporting purposes, the Pan-European Gas market unit is divided into three business units: Up-/Midstream, Downstream Shareholdings and Other/ Consolidation. The Up-/ Midstream business unit reflects the results of the supply, transmission system, storage and sales businesses, with the midstream operations essentially including all of the supply and sales business other than exploration and production activities. The Downstream Shareholdings business unit reflects the results of ERI and Thüga. Other/ Consolidation primarily includes the results of Ruhrgas Industries and consolidation effects.
      Total sales of the Pan-European Gas market unit increased by 11.2 percent to €14,426 million (including €2,923 million of natural gas and electricity taxes and €567 million in intersegment sales) in 2004, compared with a total of €12,973 million (including €2,555 million of natural gas and electricity taxes and €400 million in intersegment sales) in 2003, with the increase reflecting sales increases at each of the business units that were primarily attributable to the full-year consolidation effect, as described in more detail below. On the basis of the adjusted 2004 figures, the market unit’s sales (including natural gas and electricity taxes and intersegment sales) decreased by €68 million or 0.5 percent, mainly due to lower sales in the Up-/ Midstream business unit, as described in more detail below.
      The following table sets forth the sales of each business unit in the Pan-European Gas market unit (excluding natural gas and electricity taxes) in each of the last two years:
SALES OF PAN-EUROPEAN GAS MARKET UNIT

			Percent
	2004	2003(1)	Change

	(€ in millions)
Up-/ Midstream	9,274	8,360	+10.9
Downstream	1,358	1,326	+2.4
Other/ Consolidation	871	732	+19.0

Total	11,503	10,418	+10.4

(1)	Includes sales of the former Ruhrgas activities for the period from February 1 to December 31 and those of Thüga and the other transferred activities for the full year.
      Sales in the Up-/ Midstream business unit increased by 10.9 percent from €8,360 million to €9,274 million, with the increase being entirely attributable to the full-year consolidation effect, which is amplified by the fact that January (which is included in the 2004 results, but excluded with respect to the former Ruhrgas activities from those for 2003) is traditionally a month of significantly higher than average sales. On the basis of the adjusted 2004 figures, the business unit’s sales decreased by €159 million or 1.9 percent, primarily due to a decline of approximately €230 million in gas sales in the midstream operations. This decrease reflected the combined effect of a decline in average prices (approximately €400 million) and the impact of lower temperature spikes (the fact that the coldest days of 2004 were warmer than those of 2003 was reflected in decreased demand for gas on those days and therefore a lower capacity charge for the period) (approximately €120 million), which were partially offset by positive volume and mix effects in the midstream operations (approximately €290 million). The business unit’s overall sales figure also benefited from the initial sales contribution from the exploration and production activities of E.ON Ruhrgas Norge (€45 million).
      In the Downstream Shareholdings business unit, sales increased by 2.4 percent to €1,358 million in 2004 compared with €1,326 million in 2003, again due to the full-year consolidation effect. On the basis of the adjusted 2004 figures, sales decreased by €36 million or 2.7 percent, reflecting the impact of the negative price effects described above on the unit’s operations, particularly Ferngas Nordbayern.
      Sales in the Other/ Consolidation business unit increased by €139 million or 19.0 percent from €732 million in 2003 to €871 million in 2004, with the increase reflecting the full-year consolidation effect. On the basis of the adjusted 2004 figures, sales increased by €98 million or 13.4 percent, reflecting the first-time inclusion of a full year of results of a number of businesses acquired by Ruhrgas Industries, including Canadian Meter Company (consolidated in January 2004), Drever International S.A. (consolidated in March 2003) and OOO Elster Metronica (consolidated in April 2003).
      Sales volumes also reflected the impact of the first-time inclusion of the former Ruhrgas’ activities for the entire year. Total gas sold by E.ON Ruhrgas’ midstream operations increased by 20.0 percent to 641.4 billion kWh in 2004 from 534.5 billion kWh in the eleven months of 2003, with increases recorded in sales to each category of customer. Sales to domestic distributors increased by 16.6 percent from 282.0 billion kWh to 328.7 billion kWh. Sales to domestic municipal utilities increased by 14.5 percent from 136.3 billion kWh to 156.1 billion kWh. E.ON Ruhrgas sold 69.0 billion kWh of gas to domestic industrial customers, an increase of 16.4 percent from 59.3 billion kWh in 2003. Exports reached 87.6 billion kWh in 2004, a 54.0 percent increase from 56.9 billion kWh in 2003. E.ON Ruhrgas purchased approximately 83.2 percent of its gas supplies from outside Germany and approximately 16.8 percent from German producers in 2004, compared with 82.5 percent and 17.5 percent, respectively, in 2003. In the Downstream Shareholdings business unit, total gas sales volumes increased by 9.9 percent from 46.4 billion kWh in 2003 to 51.0 billion kWh in 2004. Thüga increased its sales volumes by 28.2 percent to 20.9 billion kWh from 16.3 billion kWh, primarily due to the inclusion of Thüga Italia. Sales volumes at ERI were stable at 30.1 billion kWh.
      Adjusted EBIT of the Pan-European Gas market unit decreased by 2.4 percent to €1,428 million from a total of €1,463 million in 2003, as the positive full-year consolidation effect was more than offset by other factors, particularly negative price effects that contributed to a decline in adjusted EBIT in the Up-/ Midstream business unit, as described in more detail below.
      The following table sets forth the adjusted EBIT of each business unit in the Pan-European Gas market unit in each of the last two years:
ADJUSTED EBIT OF PAN-EUROPEAN GAS MARKET UNIT

			Percent
	2004	2003(1)	Change

	(€ in millions)
Up-/ Midstream	862	923	-6.6
Downstream Shareholdings	486	484	+0.4
Other/Consolidation	80	56	+42.9

Total	1,428	1,463	-2.4

(1)	Includes results of the former Ruhrgas activities for the period from February 1 to December 31 and those of Thüga and the other transferred activities for the full year.
      Adjusted EBIT in the Up-/ Midstream business unit decreased by €61 million or 6.6 percent from €923 million in 2003 to €862 million in 2004. On the basis of the adjusted 2004 figures, adjusted EBIT decreased by €247 million or 26.7 percent, reflecting the impact of the “time lag effect” (approximately €190 million) resulting from the fact that increases in market reference prices for gas and competing fuels are generally reflected in the prices E.ON Ruhrgas pays for gas under its long-term purchase contracts before they are reflected in the prices paid by customers under sales contracts (see “Item 3. Key Information — Risk Factors — Ruhrgas’ long-term gas contracts expose it to volume and price risks”), as well as that of the lower temperature spikes noted above (approximately €120 million). These negative factors were partially offset by the impact of increased sales volumes (approximately €70 million) and the contribution of E.ON Ruhrgas Norge (€19 million).

      In the Downstream Shareholdings business unit, adjusted EBIT increased by €2 million or 0.4 percent to €486 million in 2004 from €484 million in 2003 due to the full-year consolidation effect. On the basis of the adjusted 2004 figures, adjusted EBIT decreased by €16 million or 3.3 percent. The fact that the 2003 result had included €24 million in adjusted EBIT from Bayerngas and VNG, which were disposed of in late 2003 and early 2004, as well as impairments to shareholdings, including Stadtwerke Chemnitz, of €30 million, more than offset the positive impact of improved results at a number of the business unit’s international shareholdings (€44 million), including SPP.
      Adjusted EBIT in the Other/ Consolidation business unit increased by €24 million or 42.9 percent from €56 million in 2003 to €80 million in 2004, again reflecting the full-year consolidation effect. On the basis of the adjusted 2004 figures, adjusted EBIT increased by €23 million or 41.1 percent, primarily as a result of the fact that the adjusted EBIT contribution of Ruhrgas Industries (which rose by €16 million) had been reduced by €14 million in 2003 due to required write-downs of in-process research and development expenses as part of the purchase price allocation. The industrial furnaces and gas metering businesses also contributed to the overall increase.

U.K.
      Total sales of the U.K. market unit in 2004 increased by 7.2 percent to €8,490 million (including €10 million in intersegment sales) from €7,923 million (including €8 million in intersegment sales) in 2003, primarily as a result of significantly increased sales in the Regulated Business business unit reflecting the first-time inclusion of the results of Midlands Electricity following its consolidation as of January 16, 2004. The overall increase of €567 million reflected higher sales at each of U.K.’s business units, as described in more detail below.
      The following table sets forth the sales of each business unit in the U.K. market unit in each of the last two years:
SALES OF U.K. MARKET UNIT

			Percent
	2004	2003	Change

	(€ in millions)
Non-regulated Business	7,788	7,682	+1.4
Regulated Business	941	438	+114.8
Other/ Consolidation	(239)	(197)	-21.3

Total	8,490	7,923	+7.2

      Sales in the Non-regulated Business, which is primarily comprised of the energy wholesale (generation and trading) and retail businesses in the U.K., increased by €106 million from €7,682 million in 2003 to €7,788 million in 2004. This 1.4 percent increase was primarily attributable to higher retail prices (€538 million) and positive exchange rate effects (€164 million), the effects of which were largely offset by a reduction in retail sales volumes and mix (€553 million) primarily arising in the industrial and commercial business.
      Sales in the Regulated Business, which is primarily comprised of the U.K. distribution operations, more than doubled, increasing to €941 million in 2004 from €438 million in 2003. The sales increase of €503 million was almost entirely attributable to the first-time inclusion of the results of Midlands Electricity.
      Sales attributed to the Other/ Consolidation business unit consist almost entirely of the elimination of intrasegment sales and had a negative impact on sales of €239 million in 2004 as compared to a negative impact of €197 million in 2003.
      The volume of electricity sold by the U.K. market unit decreased by 9.5 billion kWh or 10.4 percent to 82.1 billion kWh, as compared with 91.6 billion kWh in 2003. Mass market sales decreased by 1.3 billion kWh or 3.4 percent to 36.2 billion kWh, while those to industrial and commercial customers decreased by 8.0 billion kWh or 23.2 percent to 26.5 billion kWh, reflecting the market unit’s focus in this segment on securing margins rather than volume. The decrease in sales was reflected in each of the sources of power. Own production decreased by 1.0 billion kWh or 2.7 percent from 35.9 billion kWh in 2003 to 34.9 billion kWh in 2004. Power purchased from other suppliers decreased by 6.5 billion kWh or 12.2 percent to 47.1 billion kWh from 53.6 billion kWh. In addition, the volume of power purchased from power stations in which E.ON UK has an interest of 50 percent or less decreased by 2.2 billion kWh or 52.3 percent as a result of the acquisition of remaining shares in the CDC power station. Gas sales increased by 5.2 billion kWh or 3.1 percent from 170.7 billion kWh in 2003 to 175.9 billion kWh in 2004, with the increase reflecting higher market sales (3.6 billion kWh) and higher sales to industrial and commercial customers (0.3 billion kWh), as well as an increase in gas used for the market unit’s own generation (1.9 billion kWh). E.ON UK satisfied its increased need for gas mainly through an increase of 10.8 billion kWh or 9.4 percent in market purchases, while the volume of gas being sourced under long-term gas supply contracts decreased by 5.6 billion kWh or 10.2 percent from 55.1 billion kWh in 2003 to 49.5 billion kWh in 2004.
      Adjusted EBIT at the U.K. market unit increased by €407 million or 66.7 percent from €610 million in 2003 to €1,017 million in 2004, reflecting higher results of the Non-regulated Business and the Regulated Business, partially offset by a decrease at Other/ Consolidation, as described in more detail below.
      The following table sets forth the adjusted EBIT of each business unit in the U.K. market unit in each of the last two years:
ADJUSTED EBIT OF U.K. MARKET UNIT

			Percent
	2004	2003	Change

	(€ in millions)
Non-regulated Business	626	412	+51.9
Regulated Business	446	225	+98.2
Other/ Consolidation	(55)	(27)	-103.7

Total	1,017	610	+66.7

      The Non-regulated Business contributed adjusted EBIT of €626 million in 2004. This €214 million or 51.9 percent increase from €412 million in 2003 mainly resulted from the realization of additional cost savings from the integration of the former TXU retail business (€91 million) and higher retail margins (€54 million), as the impact of higher retail prices was only partially offset by increased fuel costs. The overall increase also reflected lower retail gas transportation and metering costs (€47 million) and higher recycled benefits, i.e. receipts from the ROC buy-out fund (€22 million).
      In the Regulated Business, E.ON UK almost doubled its adjusted EBIT, which increased from €225 million in 2003 to €446 million in 2004. This increase was almost entirely attributable to the first-time inclusion of Midlands Electricity.
      The contribution of the Other/ Consolidation business unit to adjusted EBIT, which is structurally negative due to the combination of intercompany eliminations and costs of the E.ON UK corporate center, was negative €55 million in 2004, as compared with negative €27 million in 2003. The change was primarily attributable to the relative absence of positive offsetting factors in 2004 and reflected a lower contribution from property sales (€19 million) and the Asian Asset Management activities (€10 million) following the divestment of that business.

Nordic
      Total sales of the Nordic market unit increased from €2,824 million in 2003 (including €324 million of electricity and natural gas taxes and €48 million in intersegment sales) to €3,347 million (including €395 million of electricity and natural gas taxes and €66 million in intersegment sales) in 2004. This 18.5 percent increase was primarily attributable to the first-time inclusion of a full year of results from Graninge, which was consolidated in November 2003.

      The following table sets forth the sales of each business unit in the Nordic market unit in each of the last two years, in each case excluding electricity and natural gas taxes:
SALES OF NORDIC MARKET UNIT

			Percent
	2004	2003	Change

	(€ in millions)
Sweden	2,714	2,216	+22.5
Finland	238	284	-16.2

Total	2,952	2,500	+18.1

      Sales in Sweden increased by €498 million or 22.5 percent from €2,216 million to €2,714 million, primarily due to the first-time full-year inclusion of Graninge (€264 million) and increased sales volumes made possible by generation reflecting historically high availability of nuclear power production and an improved hydrological situation (€110 million).
      Sales in Finland decreased from €284 million to €238 million. This 16.2 percent decrease was mainly attributable to a reduction in the sales volumes of E.ON Finland’s trading operations.
      Total power supplied by E.ON Nordic (excluding physically settled trading activities) rose 22.0 percent to 49.5 billion kWh in 2004, compared with 40.5 billion kWh in 2003. The increase of 9.0 billion kWh reflected an increase in the volume of power sold to all customer segments. Sales to residential customers increased 38.1 percent from 6.6 billion kWh in 2003 to 9.1 billion kWh in 2004, primarily reflecting the inclusion of Graninge. Sales to commercial customers increased by 7.1 percent to 14.5 billion kWh in 2004 compared with 13.5 billion kWh in 2003, mainly due to the inclusion of Graninge. Sales to sales partners and Nordpool increased by 26.6 percent from 20.4 billion kWh in 2003 to 25.9 billion kWh in 2004, primarily resulting from increased generation in own and jointly owned power plants. E.ON Nordic’s own production rose by 29.4 percent from 25.6 billion kWh in 2003 to 33.1 billion kWh in 2004, mainly resulting from the increased hydro and nuclear power generation (4.3 billion kWh) and the first-time full-year inclusion of Graninge (3.2 billion kWh). E.ON Nordic purchased more power, primarily from jointly owned power stations (1.0 billion kWh) due to a higher availability in these plants. The total volume of gas sold to third parties increased slightly in 2004 to 7.1 billion kWh from 7.0 billion kWh in 2003, as the positive effect of the inclusion of Graninge (0.5 billion kWh) was largely offset by lower gas sales from existing operations (0.4 billion kWh), primarily reflecting lower consumption of selected industrial and commercial customers and slightly higher average temperatures in 2004.
      Adjusted EBIT at the Nordic market unit increased by €155 million or 28.4 percent from €546 million to €701 million, reflecting higher results in Sweden that were partially offset by a decrease in Finland, as described in more detail below.
      The following table sets forth the adjusted EBIT of each business unit in the Nordic market unit in each of the last two years:
ADJUSTED EBIT OF NORDIC MARKET UNIT

			Percent
	2004	2003	Change

	(€ in millions)
Sweden	662	484	+36.8
Finland	39	62	+37.1

Total	701	546	+28.4

      Adjusted EBIT in Sweden increased by €178 million from €484 million in 2003 to €662 million in 2004. This 36.8 percent increase reflected the impact of increased sales volumes reflecting greater availability of nuclear and hydroelectric generation assets (€89 million), as well as improved margins in Sydkraft’s retail electricity

(€17 million) and heat (€15 million) businesses. In addition, the consolidation of Graninge for the full year was responsible for €63 million of the increase in adjusted EBIT.
      In Finland, adjusted EBIT decreased by €23 million from €62 million in 2003 to €39 million in 2004. This 37.1 percent decrease mainly resulted from the combination of the reduction in trading volumes noted above and the fact that trading profits in the first half of 2003 had been exceptionally high.

U.S. Midwest
      Total sales of the U.S. Midwest market unit amounted to €1,913 million in 2004, a decrease of 2.9 percent from €1,971 million in 2003. The decrease was attributable to the decline in the value of the U.S. dollar against the euro, which negatively affected the translation of the U.S. Midwest market unit’s dollar-denominated revenues into euro, E.ON’s reporting currency. In local currency, sales increased by 6.8 percent over the prior year.
      The following table sets forth the sales of each business unit in the U.S. Midwest market unit in each of the last two years:
SALES OF U.S. MIDWEST MARKET UNIT

			Percent
	2004	2003	Change

	(€ in millions)
Regulated Business	1,643	1,663	-1.2
Non-regulated Business	270	308	-12.3

Total	1,913	1,971	-2.9

      Sales of the Regulated Business, which is comprised of the utility operations of LG&E and KU, decreased by €20 million or 1.2 percent to €1,643 million in 2004, from €1,663 million in 2003. The decrease was attributable to the impact of unfavorable exchange rates, as sales increased by $164 million in dollar terms, from $1,880 million in 2003 to $2,044 million in 2004. This 8.7 percent increase in dollar-denominated sales was mainly attributable to higher retail prices following the rate increases that took effect in mid-2004 ($46 million), an increase in sales volumes resulting from warm spring weather ($36 million), the higher recovery of gas supply costs from customers ($34 million), higher revenues from off-system electric sales reflecting higher wholesale electric prices driven by higher gas prices ($21 million), higher environmental cost recoveries ($19 million), and the impact of an adjustment to the 2003 earnings sharing mechanism, which was approved by the KPSC during 2004 (€12 million). These effects were partially offset by the impact of a decline of approximately 1 billion kWh in gas sales, due largely to mild winter weather conditions in 2004 ($6 million).
      Sales of the Non-regulated Business, which primarily consists of LCC and its subsidiaries, including WKE, declined by €38 million or 12.3 percent from €308 million in 2003 to €270 million in 2004, with the decline being primarily due to the exchange rate effect. In dollar terms, sales decreased by $13 million, from $348 million in 2003 to $336 million in 2004. This 3.6 percent decrease was primarily attributable to the completion of the Tiger Creek construction project, which had contributed $40 million in sales in 2003, the effect of which was partially offset by an increase in sales at WKE of $18 million resulting from an increase in off-peak sales to Big Rivers Electric, as well as a $9 million increase in sales from the Argentine business, reflecting an increase in customer demand and more favorable exchange rates.
      Adjusted EBIT at the U.S. Midwest market unit increased by 10.1 percent from €317 million in 2003 to €349 million in 2004. In dollar terms, adjusted EBIT grew by 21.1 percent to $434 million from $358 million in 2003.

      The following table sets forth the adjusted EBIT of each business unit in the U.S. Midwest market unit in each of the last two years:
ADJUSTED EBIT OF U.S. MIDWEST MARKET UNIT

			Percent
	2004	2003	Change

	(€ in millions)
Regulated Business	339	306	+10.8
Non-regulated Business	10	11	-9.1

Total	349	317	+10.1

      Adjusted EBIT at the Regulated Business increased by €33 million or 10.8 percent from €306 million in 2003 to €339 million in 2004. In dollar terms, adjusted EBIT increased by 21.7 percent. The increase was primarily attributable to the increase in sales in dollar terms resulting from increased retail electric and gas rates that went into effect July 1, 2004 and increased retail electric sales volumes due to unseasonably warm spring weather (€65 million). In addition, the contribution from off-system sales was higher (€14 million), as prices in the off-system wholesale electric market for 2004 were higher than 2003 due to high gas prices and strong demand during 2004. The impact of the increase in dollar-denominated sales more than offset the impact of the negative exchange rate effects (€34 million) and that of additional storm-related costs from the severe spring and summer storms that caused significant damage to the utility operation’s distribution network (€12 million).
      Adjusted EBIT at LG&E Energy’s Non-regulated Business was generally consistent with 2003, falling by €1 million or 9.1 percent, from €11 million in 2003 to €10 million in 2004. In dollar terms, adjusted EBIT increased by 4.6 percent.

Corporate Center
      The Corporate Center reduced Group sales by €813 million in 2004, compared with reducing sales by €596 million in 2003. The reduction in adjusted EBIT attributable to the segment was €314 million in 2004, compared with €319 million in 2003. The contribution of the Corporate Center to both sales and adjusted EBIT is structurally negative, due to the elimination of intersegment results and administrative costs that are not matched by revenues.

Other Activities
      Following the deconsolidation of Degussa in February 2003, the sales of E.ON’s Other Activities segment consist entirely of those of its Viterra real estate business. Degussa continues to contribute to the adjusted EBIT of this segment in proportion to E.ON’s remaining minority interest.
      Sales of Viterra decreased 8.9 percent in 2004 to €988 million, including intersegment sales of €10 million, from €1,085 million in 2003, including intersegment sales of €10 million, with the decline of €97 million primarily reflecting the phasing out of Viterra Baupartner’s business of developing one- and two-family houses (€64 million), a decline in rental revenues as more housing units have been sold (€32 million) and lower sales of apartment buildings at the real estate development business (€29 million). Viterra contributed adjusted EBIT of €471 million in 2004, compared with €456 million in 2003. This increase of €15 million or 3.3 percent was primarily attributable to the optimization of the management of its property portfolio (€52 million) and of its sales activities (€18 million). These effects more than offset a reduction in earnings from logistics facilities (€43 million). In late 2003, Viterra sold a logistics park near Prague.
      Effective February 1, 2003, Degussa has been accounted for using the equity method in line with E.ON’s minority shareholding in the company. Under the equity method, Degussa’s sales are not included in E.ON’s consolidated sales. From February 1, 2003, a percentage of Degussa’s earnings after taxes and minority interests equal to E.ON’s proportionate interest is recorded in E.ON’s financial earnings. After selling a further 3.6 percent interest, E.ON has owned 42.9 percent of Degussa since June 1, 2004 and 42.9 percent of Degussa’s earnings after taxes and minority interests are recorded in E.ON’s financial earnings. Degussa contributed €107 million to adjusted EBIT in 2004, compared with €176 million in 2003. In 2003, Degussa had contributed sales of €994 million for the one month of January.
YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002
      As noted above, the comparison of E.ON’s segment results for 2003 and 2002 presented below has been prepared on the basis of the segments and segment performance measure (internal operating profit, rather than adjusted EBIT) used by the Group’s management at such time, as previously reported in E.ON’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and Note 31 of the Notes to Consolidated Financial Statements included therein. See “— Business Segment Information” above.
      The following table sets forth sales and internal operating profit for each of the business segments of E.ON for 2003 and 2002 (in each case excluding the results of discontinued operations):
E.ON BUSINESS SEGMENT SALES AND INTERNAL OPERATING PROFIT

	2003		2002

		Internal		Internal
		Operating		Operating
		Profit		Profit
	Sales	(Loss)	Sales	(Loss)

	(€ in millions)
E.ON Energie(1)(2)	22,642	3,058	19,142	2,782
Ruhrgas(3)	12,085	1,128	—	—
Powergen(2)(4)	9,894	620	4,422	329
Other/consolidation(2)(5)	(273)	(693)	81	(152)

Core Energy Business	44,348	4,113	23,645	2,959
Viterra(2)	1,085	295	1,214	203
Degussa(2)(6)	994	157	11,765	655

Other Activities	2,079	452	12,979	858

Total(7)	46,427	4,565	36,624	3,817

(1)	Sales include electricity taxes of €1,371 million in 2003 and €933 million in 2002.

(2)	Excludes the sales and internal operating profit of certain activities now accounted for as discontinued operations. For more details, see “— Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(3)	Includes the results of the former Ruhrgas activities from the date of consolidation on February 1, 2003. Sales for the period include natural gas taxes of €2,525 million.

(4)	Includes the results of the Powergen Group from the date of consolidation on July 1, 2002.

(5)	Includes primarily the parent company and effects from consolidation, as well as the results of the former telecommunications division, as explained in “Item 4. Information on the Company — Business Overview — Introduction.”

(6)	In 2003, includes results of Degussa for the month of January only, prior to its deconsolidation. For more details, see “Item 4. Information on the Company — Business Overview — Other Activities — Degussa — Overview” and Note 4 of the Notes to Consolidated Financial Statements.

(7)	Excludes intercompany sales.

E.ON Group
      E.ON’s sales in 2003 increased 19.2 percent to €42,541 million from €35,691 million in 2002 (in each case net of electricity and natural gas taxes). As illustrated in the table on the preceding page, the overall increase in the Group’s sales reflected the inclusion in 2003 of eleven months of results from Ruhrgas and a full year of results from the Powergen Group, the effects of which were partially offset by the deconsolidation of Degussa as of February 1, 2003.
      Sales of the E.ON Energie division increased 18.3 percent in 2003 to €22,642 million (including €1,371 million of electricity taxes) from €19,142 million (including €933 million of electricity taxes) in 2002. Ruhrgas’ sales for the eleven-month period following its consolidation on February 1, 2003 amounted to €12,085 million (including €2,525 million of natural gas taxes). Sales of the Powergen division more than doubled, amounting to €9,894 million in 2003 as compared to €4,422 million in 2002 for the six-month period following its consolidation on July 1, 2002. Sales of the Viterra division decreased 10.6 percent to €1,085 million in 2003 from €1,214 million in 2002. Degussa recorded sales of €994 million in the one month it was consolidated in 2003 as compared to €11,765 million for the full year 2002. The sales of each of these segments are discussed in more detail below.
      Total cost of goods sold and services provided in 2003 increased 23.5 percent to €32,780 million compared with €26,534 million in 2002, with the increase of €6,246 million primarily reflecting the effects of the first-time consolidation of Ruhrgas (€8,239 million) and the inclusion of the Powergen Group for the full year (€4,425 million). In addition, the cost of goods sold and services provided at the E.ON Energie division increased by €1,636 million, primarily reflecting changes to the scope of consolidation. The impact of these items on the overall figure was partially offset by the effect of including only one month of costs for Degussa as a result of its deconsolidation as of January 31, 2003 (€7,568 million). Cost of goods sold as a percentage of revenues (net of electricity and natural gas taxes) increased to 77.1 percent in 2003 from 74.3 percent in 2002, reflecting the deconsolidation of Degussa and the consolidation of Ruhrgas. Gross profit therefore increased at a lower rate than sales, rising by 6.6 percent to €9,761 million in 2003 from €9,157 million in 2002.
      Selling expenses decreased 5.8 percent or €283 million to €4,556 million in 2003, compared with €4,839 million in 2002. The deconsolidation of Degussa reduced overall selling expenses by €1,531 million, with the impact being partially offset by the first-time full year inclusion of the Powergen Group (€597 million), higher expenses at E.ON Energie (€485 million) that were mainly attributable to the changes to the scope of consolidation, and selling expenses incurred by Ruhrgas (€166 million).
      General and administrative expenses decreased by €250 million year on year, amounting to €1,399 million in 2003 compared with €1,649 million in 2002. The 15.2 percent decrease again reflected the Degussa deconsolidation effect (€586 million), as well as a decline of €104 million at E.ON Energie that was primarily due to reduced expenses at E.ON Energie’s corporate center. As with other expense items, these effects were partly offset by the Powergen Group (€127 million) and Ruhrgas (€268 million) consolidation effects. Expenses attributed to the Other/consolidation segment increased by €46 million, reflecting the enhanced role of E.ON’s corporate center.
      Other operating income (expenses), net increased sharply to €2,091 million in 2003 from €236 million in 2002. This €1,855 million increase reflected higher book gains on the disposal of businesses and fixed assets, which increased by €738 million to a total of €1,783 million in 2003. The 2003 figure included gains from the sale of E.ON’s 15.9 percent interest in Bouygues Telecom (€840 million), the sale of fixed assets (primarily additional housing units) at Viterra (€433 million) and the sale of 18.1 percent of Degussa’s shares to RAG (€168 million), as well as from E.ON Energie’s sale of a number of shareholdings (aggregating €150 million). The lower total for 2002 had been primarily attributable to E.ON Energie, following the break up of Rhenag and the sale of E.ON Energie’s shares in Sydkraft and Watt, as well as to Viterra’s sales of housing units. The increase in the overall figure also reflected a decline of €311 million in R&D expenses in 2003 that was mainly the result of the deconsolidation of Degussa. Gains on derivative instruments, net improved from an expense of €172 million in 2002 to income of €384 million in 2003, reflecting the results of the required marking to market. Miscellaneous other operating income (expenses), net increased by €472 million, amounting to income of €166 million in 2003 compared with expenses of €306 million in 2002. This improved result was primarily attributable to lower external consulting costs (approximately €150 million) and increased net gains from the sale of short-term securities (approximately €70 million).
      Financial earnings increased by €914 million, resulting in a loss of €359 million in 2003 compared with a loss of €1,273 million in 2002. The improvement in this item was primarily attributable to the fact that the 2002 figure included approximately €2.4 billion in write-downs of financial assets and long-term loans, primarily those on E.ON Energie’s investment in HypoVereinsbank (€1,854 million) and other securities (approximately €500 million), whereas the equivalent figure for 2003 was only €34 million. The positive impact of the very sharp decline in write-downs was partially offset by lower income from share investments, reflecting a decline in income from companies accounted for at equity compared with the high level recorded in the prior year. In 2002, income from equity investees, net totaled €1,324 million, including gains of €558 million resulting from the sale of Schmalbach-Lubeca by AV Packaging and €173 million stemming from the sale of an investment in STEAG by E.ON’s equity investee Gesellschaft für Energiebeteiligung mbH. In 2003, the total of €664 million in income from equity investees, net was not significantly influenced by gains on disposals and was primarily comprised of income from equity investees held by E.ON Energie and Ruhrgas and losses from the equity accounting of Degussa. In addition, interest and similar expenses, net increased by €735 million, primarily due to financing costs for E.ON’s acquisitions of the Powergen Group and Ruhrgas (approximately €540 million), as well as from the effects of the accretion of provisions pursuant to SFAS 143 (€486 million).
      As a result of the factors described above, income (loss) from continuing operations before income taxes and minority interests increased significantly to income of €5,538 million in 2003, as compared with a loss of €759 million in 2002, when the overall result also reflected the negative impact of the €2.4 billion impairment charge on goodwill from the Powergen Group transaction. For further details, see Notes 4 and 11a) of the Notes to Consolidated Financial Statements.
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
      Reconciliation of Internal Operating Profit. As noted above, E.ON used internal operating profit as its segment reporting measure in accordance with SFAS 131 in both 2002 and 2003. On a consolidated Group basis, internal operating profit is considered a non-GAAP measure that must be reconciled to the most directly comparable GAAP measure. A reconciliation of Group internal operating profit to net income for each of 2002 and 2003 appears in the table below. The following paragraphs discuss changes in the principal components of each of the reconciling items to income (loss) from continuing operations before income taxes and minority interests. For additional details, see Note 31 of the Notes to Consolidated Financial Statements.

	2003	2002

	(€ in millions)
Group internal operating profit	4,565	3,817
Net book gains	1,257	1,071
Cost-management and restructuring expenses	(479)	(331)
Other non-operating results	195	(5,316)

Income/(loss) from continuing operations before income taxes and minority interests	5,538	(759)
Income taxes	(1,124)	662
Minority interests	(464)	(623)

Income/(loss) from continuing operations	3,950	(720)
Income/(loss) from discontinued operations	1,137	3,306
Cumulative effect of change in accounting principles	(440)	191

Net income	4,647	2,777

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
      The income reported as other non-operating results amounted to €195 million in 2003, compared with a loss of €5,316 million in 2002. The substantial loss in 2002 was mainly attributable to the Powergen impairment charge (€2.4 billion) and the write-downs in the value of the HypoVereinsbank shares (€1,854 million) and other securities (approximately €520 million) discussed above. In 2003, positive other non-operating results in the amount of €494 million were attributable to unrealized gains from the required marking to market of energy derivatives at Powergen and E.ON Energie under SFAS 133. These positive effects on this item were partially offset by the impact of an impairment charge that Degussa took as of September 30, 2003. Degussa recorded an impairment charge of €500 million (before taxes) in its Fine Chemicals business unit due to significant changes in market conditions. As a result of this impairment charge, E.ON recorded a loss of €187 million attributable to its direct shareholding in Degussa (then 46.5 percent). For more information, see Note 6 of the Notes to Consolidated Financial Statements.

E.ON Energie
      Total sales of the E.ON Energie division increased by 18.3 percent to €22,642 million (including €1,371 million of electricity taxes and €8 million in intercompany sales) in 2003, compared with €19,142 million (including €933 million of electricity taxes and €30 million in intercompany sales) in 2002. The overall increase of €3,500 million reflected higher sales at each of the division’s business units other than its Other/consolidation business unit, as described in more detail below. The following table sets forth the sales of the E.ON Energie division for the last two years for each business unit:
SALES OF E.ON ENERGIE DIVISION

			Percent
	2003	2002	Change

	(€ in millions)
In Germany(1)	16,057	14,020	+14.5
Electricity(1)	12,905	11,408	+13.1
Gas	3,152	2,612	+20.7
Outside Germany(1)	4,688	3,586	+30.7
Other/consolidation(1)(2)	526	603	-12.8

Total(1)	21,271	18,209	+16.8

(1)	Excludes electricity taxes.

(2)	For 2003, includes sales of Thüga, as to which E.ON Energie transferred the majority of its interest to Ruhrgas as of December 31, 2003. To facilitate the comparison, the sales data for 2002 have been conformed to reflect this new presentation, as well as to reflect the changes made to the organizational structure of E.ON Energie’s business units effective January 1, 2003.
      Sales of the German electricity business unit increased by €1,497 million or 13.1 percent from €11,408 million to €12,905 million, primarily due to an increase of approximately €1,000 million in revenues mainly from distribution activities that reflected the increase in wholesale market prices, as well as increased fees from third parties for the transport of energy. The overall increase also reflected the full year inclusion of the regional utilities EAM, EWW and EMR, which were consolidated for the first time in June, July and August 2002, respectively (€308 million), as well as the positive impact of the recovery of electricity prices (€200 million).
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
      E.ON Energie recorded a €299 million increase in internal operating profit in its Other/consolidation business unit, from an internal operating loss of €418 million in 2002 to an internal operating loss of €119 million in 2003. The improvement primarily reflected lower intracompany interest expenses (€135 million) and higher earnings from asset disposals (€50 million). The higher total also reflected an increase of €60 million in internal operating profit at Thüga (now part of E.ON Ruhrgas) that was due to improved results at the companies in which it holds interests.

Ruhrgas
      Following the acquisition of Ruhrgas by E.ON, the Ruhrgas division was established. Ruhrgas’ results were included in the Consolidated Financial Statements from February 1, 2003. Ruhrgas’ results comprise the results of its gas business unit, including ERI, and those of its industrial business unit, consisting of Ruhrgas Industries. The following table sets forth the sales of the Ruhrgas division for the eleven-month period from February 1 to December 31, 2003 for each major business unit:
SALES OF RUHRGAS DIVISION

February 1 to
December 31, 2003

(€ in millions)
Gas business(1)	8,504
Industrial business	1,056

Total(1)	9,560

(1)	Excludes natural gas taxes.

      Ruhrgas’ total sales for the eleven-month period from February 1, 2003 to December 31, 2003 amounted to €12,085 million (including €2,525 million of natural gas taxes and €386 million in intercompany sales), of which approximately 91 percent were from the gas business, including revenues of €607 million attributable to ERI’s consolidated subsidiaries, and approximately 9 percent were from the industrial business.
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
      Total gas sold amounted to 534.5 billion kWh. Sales to German distributors amounted to 282.0 billion kWh. Sales to German municipal utilities totaled 136.3 billion kWh. Ruhrgas sold 59.3 billion kWh of gas to German industrial customers. Exports reached 56.9 billion kWh in 2003. Ruhrgas purchased approximately 82 percent of its gas supplies from outside Germany and approximately 18 percent from German producers.
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
      Ruhrgas contributed internal operating profit of €1,128 million for the eleven-month period from February 1, 2003 to December 31, 2003. Internal operating profit from the gas business totaled €1,082 million, including €155 million from ERI, with the remaining €46 million coming from the industrial business. The internal operating profit result was mainly attributable to the sales increase noted above.

Powergen
      The Powergen Group was consolidated for all of 2003, whereas in 2002 it was only consolidated for the six months following its acquisition as of July 1. This first-time full-year consolidation effect is reflected in a significant increase in all of the Powergen division’s results for 2003, compared with 2002. In order to better present trends in the underlying business, this analysis also discusses certain changes in Powergen’s results for the second half of 2002 as compared to the second half of 2003. These half year results are unaudited.
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

      The following table sets out the sales of the Powergen division for 2003 and the six-month period from July 1 to December 31, 2002 for each major business unit:
SALES OF POWERGEN DIVISION

		July 1 to
		December 31,	Percent
	2003	2002	Change

	(€ in millions)
U.K. Operations	7,923	3,162	+150.6
U.S. Operations	1,971	1,260	+56.4

Total	9,894	4,422	+123.7

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
      Sales of the U.S. business increased by €711 million or 56.4 percent to €1,971 million, from €1,260 million in the second half of 2002. In 2003, approximately 84 percent of sales were attributable to the two regulated utilities, LG&E and KU (approximately 77 percent in 2002), with the remaining 16 percent arising from the U.S. business’ non-regulated operations (approximately 23 percent in 2002). The increase in sales attributable to the consolidation effect was offset to a significant degree by the decline in the value of the U.S. dollar against the euro. Sales for the first half of 2003 amounted to €979 million, with €992 million recorded in the second half, reflecting the different seasonal pattern in the U.S. business as compared to the U.K. business, as U.S. sales are highest during the summer months. The €268 million or 21.3 percent decline in second half sales from €1,260 million in 2002 was largely attributable to the impact of unfavorable exchange rates (€177 million), as well as to a decline in revenues at LPI reflecting its completion of certain construction contracts (€108 million). Sales at the regulated utilities remained relatively stable in local currency, as sales volumes increased by approximately 1 percent on a full year basis.
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
      The U.S. business contributed an internal operating profit of €218 million in 2003, an increase of €24 million or 12.4 percent compared with the €194 million recorded in 2002. Internal operating profit for the first six months of 2003 totaled €70 million, with that in the second half amounting to €148 million. The U.S. utility business recorded total internal operating profit of €249 million in 2003, of which €86 million arose in the first half of the year and €163 million in the second six months. The decrease of €8 million or 4.7 percent in second half internal operating profit compared with the €171 million recorded in 2002 was primarily attributable to the negative exchange rate effect, which more than offset an increase of approximately 10 percent in dollar terms that reflected an increase in off-system sales driven by higher wholesale market prices for electricity. The non-regulated businesses recorded an internal operating loss of €31 million in 2003, of which €16 million arose in the first half of the year and €15 million in the second half of the year. The sharp decline in the results of the business compared with the second half of 2002 (when it recorded internal operating profit of €23 million) was primarily due to increased losses incurred at the Argentine gas distributors in which LCC owns interests.

Viterra
      Sales of the Viterra division decreased 10.6 percent in 2003 to €1,085 million, including intercompany sales of €10 million, from €1,214 million in 2002, including intercompany sales of €10 million, with the decline of €129 million primarily reflecting a decline in rental revenues as more housing units have been sold (€50 million) and the phasing out of Viterra Baupartner’s business of developing one- and two-family houses (€39 million).
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

Degussa
      Following its February 2003 sale of 18.1 percent of Degussa, E.ON accounted for Degussa in 2003 using the equity method, in line with its remaining 46.5 percent shareholding in the company. For this reason, the 2003 sales figure reported for Degussa comprises only the division’s January 2003 revenues. For the period from February 1, 2003 through the end of the year, E.ON recorded 46.5 percent of Degussa’s net income as a component of financial earnings.
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

Other/consolidation
      Whereas in prior years, sales and internal operating profit attributed to the Other/consolidation segment had included significant positive contributions from non-core operations, the results attributed to the segment in 2003 primarily comprise the elimination of intra-company results and consolidation effects. Accordingly, Other/ consolidation reduced Group sales by €273 million in 2003 compared to contributing sales of €81 million in 2002. Internal operating profit attributable to Other/ consolidation decreased to a loss of €693 million in 2003 compared with a loss of €152 million in 2002, primarily resulting from the substantially higher interest expenses attributable to the acquisitions of the Powergen Group and Ruhrgas.
INFLATION
      The rates of inflation in Germany during 2004, 2003 and 2002 were 1.6 percent, 1.1 percent and 1.4 percent, respectively (basis 1995 equals 100). The effects of inflation on E.ON’s operations have not been significant in recent years.
EXCHANGE RATE EXPOSURE AND CURRENCY RISK MANAGEMENT
      Certain business activities within the E.ON Group result in foreign exchange rate exposures. Of the Group’s consolidated revenues in 2004, 2003 and 2002, 35 percent, 34 percent and 36 percent, respectively, were attributable to customers located outside of member states participating in the EMU.
      To manage the Group’s exposure to exchange rate fluctuations, E.ON continually monitors its exposures to currency risks and pursues a systematic and Group-wide foreign exchange risk management policy. At the end of 2004, the Group’s consolidated foreign exchange rate exposure, which is calculated as its netted transaction risk exposure deriving from booked and forecasted transactions excluding any foreign exchange translation exposure from net investments in entities with a functional currency other than the euro, was approximately €1.8 billion, compared with approximately €1.2 billion at year-end 2003. The increase in the Group’s foreign exchange rate exposure was primarily due to the increased gas sales volume of the Pan-European Gas market unit to the U.K. market. The Group’s foreign exchange rate exposure is principally attributable to the market units Central Europe and U.K. (which have short positions in U.S. dollars), Pan-European Gas (which has a long position in British pounds) and Nordic (which has a long position in Norwegian krona). Due to the acquisition of the Powergen Group and the additional Sydkraft shares, the E.ON Group also has a net investment in assets denominated in British pounds, U.S. dollars and Swedish krona, which is continually monitored and partly hedged with foreign exchange instruments in accordance with the financial guidelines of the E.ON Group. As noted above, the depreciation of the U.S. dollar against the euro during 2004 had a negative impact on LG&E Energy’s dollar-denominated results when translated into euro, the Group’s reporting currency.
      The principal derivative financial instruments used by E.ON to cover foreign currency exposures are foreign exchange forward contracts, cross currency swaps, interest rate cross currency swaps and currency options. As of December 31, 2004, the E.ON Group had entered into foreign exchange forward contracts with a nominal value of €9.6 billion, cross currency swaps with a nominal value of €18.7 billion, interest rate cross currency swaps with a nominal value of €0.5 billion and currency options with a nominal value of €1.2 billion. The currencies in which the Group’s derivative financial instruments are denominated reflect the currencies in which it is subject to transaction and translation risks. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 28 of the Notes to Consolidated Financial Statements.
LIQUIDITY AND CAPITAL RESOURCES
      The principal source of liquidity for E.ON in 2004 was again cash provided by operating activities. Cash provided by operating activities amounted to €5,972 million in 2004, €5,538 million in 2003 and €3,614 million in 2002. The 7.8 percent increase in cash provided by operating activities in 2004 was primarily attributable to the contribution of newly-acquired entities, including Midlands Electricity and Graninge, and other consolidation effects, as well as operational improvements, such as increased production and positive price adjustments in certain of the retail businesses.

      Proceeds from divestments, which are reported in the Consolidated Statements of Cash Flows as the sum of payments received on the disposition of equity investments, other financial assets and intangible and fixed assets, amounted to €3,457 million in 2004, €7,035 million in 2003 and €10,931 million in 2002. In 2004, divestment proceeds were primarily attributable to the sale of equity interests in EWE and VNG and the sale of 3.6 percent of Degussa stock. The declining trend in this item reflects the fact that E.ON is nearing completion of the planned divestitures relating to its focus on the core energy business.
      E.ON’s principal liquidity requirement in recent years has been for purchases of financial assets (including equity investments) and other fixed assets. Capital expenditures in 2004, 2003 and 2002 amounted to €5,285 million, €9,196 million and €24,159 million, respectively, and are reported in the Consolidated Statements of Cash Flows as the sum of purchases of equity investments, other financial assets and intangible and fixed assets. In 2004, investments in fixed and intangible assets exceeded purchases of equity investments and other financial assets, while in each of 2003 and 2002, purchases of equity investments and other financial assets had significantly outweighed those of fixed and intangible assets. The significant decrease in capital expenditures in 2004 reflected the relative absence of major acquisitions as compared to prior years. In 2003, E.ON acquired the remaining shares of Ruhrgas and increased its interest in Graninge, while the largest capital expenditures in 2002 had been for the acquisition of the Powergen Group, the TXU retail business in the United Kingdom, a portion of shares of Ruhrgas and interests in a number of other companies, primarily in the Central Europe market unit. For additional information on these acquisitions, see “— Acquisitions and Dispositions” above and Note 4 of the Notes to Consolidated Financial Statements. As described in more detail in the segment analysis below, the most significant capital expenditures in 2004 were for fixed and intangible assets at a number of the market units, particularly Central Europe and U.K., as well as for payments related to the acquisition of Midlands Electricity, intra-Group transfers of shareholdings and the Thüga squeeze out. A change in the cash flow effect of changes in securities with a maturity of more than three months (which had provided cash of €428 million in 2003 and used cash of €385 million in 2004) was the primary factor for the change in E.ON’s cash flow used for investing activities, which declined from €39 million cash provided in 2003 to €596 million cash used in 2004 (€10,409 million cash used in 2002).
      Cash used for financing activities totaled €4,461 million, with the increase from €3,545 million in 2003 primarily reflecting the increased repayment of financial liabilities in 2004 described below, as well as the impact of increased borrowing in 2003 related to the financing of the acquisitions described above. In 2002, cash provided by financing activities had totaled €4,499 million.
      As of December 31, 2004, the Group had cash and cash equivalents from continuing operations of €4,176 million, as compared with €3,321 million at December 31, 2003 (€1,332 million at year-end 2002).

      The following table shows the cash provided by operating activities and used for capital expenditures for each of the Group’s segments in 2004 and 2003 (in each case excluding the cash flows of discontinued operations). As noted above, this analysis is presented on the basis of the new market unit structure and the reclassified results for 2003. See “— Business Segment Information” above.
E.ON BUSINESS SEGMENT CASH FLOW AND CAPITAL EXPENDITURES(1)

	2004		2003

	Cash from	Capital	Cash from		Capital
	Operations	Expenditures	Operations		Expenditures

	(€ in millions)
Central Europe(2)	2,938	2,527	4,081		2,126
Pan-European Gas	1,016	660	1,027	(3)	667	(3)
U.K.	633	503	315		388
Nordic	957	740	773		1,265
U.S. Midwest(2)	182	277	188		443
Corporate Center(2)	241	434	(855)		4,147	(4)

Core Energy Business	5,967	5,141	5,529		9,036
Other Activities(2)	5	144	9		160

Total	5,972	5,285	5,538		9,196

(1)	For a detailed description of capital expenditures by purchases of financial assets and purchases of other fixed assets, see Note 27 of the Notes to Consolidated Financial Statements.

(2)	Excludes the cash from operations and capital expenditures of certain activities now accounted for as discontinued operations. For more details, see “— Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(3)	Includes the cash flows of the former Ruhrgas activities for the period from February 1 to December 31 and those of Thüga and other transferred activities for the full year.

(4)	Includes the acquisition of shares of Ruhrgas in 2003.

Capital Expenditures in 2004 Compared with 2003
      The Central Europe market unit continued to account for the largest portion of the Group’s capital expenditures over the most recent two-year period, primarily as a result of acquisitions of equity investments in energy companies and other financial assets, as well as additions to property, plant and equipment and intangible assets. Investments of the Central Europe market unit amounted to €2,527 million in 2004, an 18.9 percent increase from 2003, with €1,388 million invested in property, plant and equipment and intangible assets primarily used in power generation and distribution. Investments in financial assets amounted to €1,139 million with the largest single category being intra-Group acquisitions from the Pan-European Gas market unit in connection with the new market unit structure (€404 million), the largest of which was the acquisition of additional interests in Ferngas Salzgitter (€230 million). The investment in financial assets also included advance payments in connection with the acquisition of interests in Elektrorazpredelenie Varna and Elektrorazpredelenie Gorna Oryahovitza (€141 million), and the purchase of additional shares in Ferngas Salzgitter from third parties (€133 million) and increased stakes in a number of companies in the Czech Republic and Hungary (€106 million). Capital expenditures in the Central Europe market unit in 2003 amounted to €2,126 million. Of this amount, €1,255 million was attributable to investments in property, plant and equipment and intangible assets focused primarily on power generation and distribution assets. The largest equity investment was the acquisition of additional stakes in JME and JCE (€207 million).
      The level of capital expenditures at the Pan-European Gas market unit was essentially stable compared with that in 2003. In 2004, the Pan-European Gas market unit invested €660 million, of which €145 million was spent on property, plant and equipment and intangible assets, primarily in the transmission system. The majority of the remaining €515 million in capital expenditures was for financial assets, with the largest single item being the €223 million spent acquiring the remaining 3.4 percent stake in Thüga in the squeeze out process. Capital expenditures in the Pan-European Gas market unit in 2003 amounted to €667 million, of which €453 million were for financial assets, most significantly the financing of the purchase of additional shares of Gazprom by the Russian entity in which E.ON Ruhrgas holds an interest. The remaining €214 million related to investments in property, plant and equipment and intangible assets, primarily for the improvement of the technical infrastructure.
      The U.K. market unit’s capital expenditures increased by 29.6 percent to €503 million in 2004, with €511 million spent on fixed and intangible assets and negative €8 million attributable to financial assets. The majority of the investments in fixed assets was attributable to expenditures in the distribution business (€286 million), and the expansion and maintenance of the generation portfolio (€178 million). Capital expenditures in the U.K. market unit in 2003 amounted to €388 million, primarily due to additions to property, plant and equipment and intangible assets.
      The Nordic market unit’s capital expenditures decreased by 41.5 percent to €740 million in 2004. Of this amount, €390 million was attributable to investments in financial assets. The largest equity investment was the acquisition of additional Graninge shares (€307 million). The Nordic market unit also invested €350 million in property, plant and equipment and intangible assets in order to maintain its existing production facilities, as well as to upgrade and enhance the distribution network. Capital expenditures in 2003 amounted to €1,265 million. The largest equity investment was the acquisition of 42.7 percent of Graninge (€628 million).
      Capital expenditures in the U.S. Midwest market unit decreased by 37.5 percent to €277 million in 2004. The total amount was invested in property, plant and equipment and intangible assets, primarily in the regulated business. The decrease principally reflected the fact that environmental control and combustion turbine equipment under construction in 2003 was placed into service in 2004. In 2003, all of the capital expenditures of €443 million were attributable to property, plant and equipment and intangible assets, mainly in the regulated business.
      The Corporate Center segment’s level of capital expenditures in 2004 decreased significantly, amounting to €434 million. The majority of this amount was invested in financial assets, primarily payments to holders of outstanding bonds of Midlands Electricity as part of its acquisition (€881 million) and in the Thüga squeeze out (€223 million), with the impact of these investments on the segment’s total partially offset by the elimination of intersegment transactions. In 2003, capital expenditures at the Corporate Center segment reflected significant acquisition activity by E.ON AG, the impact of which was partially offset by consolidation effects. The total of €4,147 million in 2003 was primarily attributable to the purchase of the remaining shares of Ruhrgas in the first quarter.
      Capital expenditures at the Other Activities segment in 2004 were solely dedicated to Viterra. The majority of the capital expenditures of €144 million was attributable to financial assets, primarily in the residential real estate business for the acquisition of additional stakes in Deutschbau (€60 million). Capital expenditures at the Other Activities segment in 2003 amounted to €160 million, with €124 million dedicated to Viterra and €36 million to Degussa. €74 million of Viterra’s investments were for property, plant and equipment and intangible assets and €50 million were for financial assets. The largest single investment was the purchase of the remaining outstanding shares of FSG from the city of Frankfurt for approximately €49 million in January 2003.
      The following table shows the cash provided by operating activities and used for capital expenditures for each of the Group’s segments in 2003 and 2002 (in each case excluding the cash flows of discontinued operations). As noted above, the comparison of results for 2003 and 2002 presented below has been prepared on the basis of the segments used by the Group’s management at such time, as previously reported in E.ON’s

Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and Note 31 of the Notes to Consolidated Financial Statements included therein. See “— Business Segment Information” above.
E.ON BUSINESS SEGMENT CASH FLOW AND CAPITAL EXPENDITURES(1)

	2003			2002

	Cash from	Capital		Cash from	Capital
	Operations	Expenditures		Operations	Expenditures

	(€ in millions)
E.ON Energie(2)	5,040	3,521		3,246	6,125
Ruhrgas(3)	791	463		—	—
Powergen(2)(4)	493	842		373	3,094
Other/consolidation(2)	(795)	4,210	(5)	(897)	13,448	(5)

Core Energy Business	5,529	9,036		2,722	22,667
Viterra(2)	102	124		51	378
Degussa(2)	(93)	36		841	1,114

Other Activities	9	160		892	1,492

Total	5,538	9,196		3,614	24,159

(1)	For a detailed description of capital expenditures by purchases of financial assets and purchases of other fixed assets, see Note 27 of the Notes to Consolidated Financial Statements.

(2)	Excludes the cash from operations and capital expenditures of certain activities now accounted for as discontinued operations. For more details, see “— Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(3)	Includes the cash flows of the former Ruhrgas activities from the date of consolidation on February 1, 2003.

(4)	Includes the cash flows of the Powergen Group from the date of consolidation on July 1, 2002.

(5)	Includes the acquisition of the Powergen Group in 2002 and shares of Ruhrgas in both 2002 and 2003.

Capital Expenditures in 2003 Compared with 2002
      The E.ON Energie division continued to account for the largest portion of the Group’s capital expenditures over the most recent two-year period, primarily as a result of acquisitions of equity investments in energy companies and other financial assets, as well as additions to property, plant and equipment. Capital expenditures in the E.ON Energie division in 2003 decreased to €3,521 million. Of this amount, €1,699 million was attributable to investments in property, plant and equipment focused primarily on power generation and distribution assets. The largest equity investments were the acquisition of an additional 42.7 percent of Graninge (€597 million, net of cash acquired) and the acquisition of additional stakes in JME and JCE (€207 million). E.ON Energie’s investments in 2002 had totaled €6,125 million, reflecting a high level of acquisition activity, including the acquisition of an additional 25.1 percent of Thüga; the additional 62.9 percent shareholding in ÉDÁSZ; the 65.6 percent of the former Espoon Sähkö (now E.ON Finland); 49.0 percent of ZSE and increases in the division’s shareholdings in a number of German regional utilities.
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
      Capital expenditures in the Powergen division in 2003 decreased by 72.8 percent to €842 million. Investments at the U.K business amounted to €399 million, primarily due to additions to property, plant and equipment. In the U.S. business, the majority of the capital expenditures of €443 million were attributable to property, plant and equipment, mainly in the utility business. The Powergen division’s capital expenditures for the six months beginning on July 1, 2002 amounted to almost €3.1 billion. Of this figure, €2.5 billion, net of

€0.1 billion cash acquired and including €0.4 billion for working capital funding, was for the acquisition of the TXU Group retail business and associated assets. The remainder primarily comprised additions to property, plant and equipment totaling €0.4 billion in the United States and €0.2 billion in the United Kingdom.
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
      Capital expenditures at the Other/consolidation segment reflected significant acquisition activity by E.ON AG in 2002 and 2003, the impact of which was partially offset by consolidation effects. The total of €4,210 million in 2003 was primarily attributable to the purchase of the remaining shares of Ruhrgas in the first quarter, while the total of €13,448 million in 2002 reflected the acquisition of the Powergen Group and E.ON’s initial stakes in Ruhrgas.
      Financial Liabilities. The financial liabilities of E.ON decreased to €20,301 million at year-end 2004 from €21,787 million at year-end 2003. The decrease of €1,486 million or 6.8 percent primarily resulted from the fact that repayments exceeded new drawdowns by €2,471 million, with the net result reflected in reductions in the outstanding amount of bank loans (€719 million) and bonds (€2,358 million), the overall effects of which were partially offset by an increase in outstanding commercial paper (€1,463 million). Bank loans decreased from €4,718 million at year-end 2003 to €3,999 million at year-end 2004, as a total of €2,762 million in loans were repaid, while €1,393 million were drawn down. €1,614 million (39.1 percent) of the amounts payable under bank loans at year-end 2004 are due after 2009, with €1,010 million (24.5 percent) due in 2005, €474 million (11.5 percent) due in 2006, €410 million (9.9 percent) due in 2007, €195 million (4.7 percent) due in 2008 and €427 million (10.3 percent) due in 2009. In the Consolidated Balance Sheet at December 31, 2004, liabilities are reported net of the interest portion of non-interest-bearing and low-interest liabilities in the amount of €34,355 million. The interest portion amounts to €275 million. Mortgage loans incurred by Viterra account for €1,542 million of the total. For more detailed information on interest rates, maturities, significant covenants, cross-default provisions and E.ON’s compliance therewith, as well as other details of the Group’s financial liabilities, including the credit facilities and Commercial Paper and Medium Term Note programs of E.ON AG and certain of its subsidiaries, see Note 24 of the Notes to Consolidated Financial Statements.
      E.ON follows a centralized financing policy. Most of the financing transactions of E.ON’s market units have been centralized and netted at the Group level to reduce the Group’s overall debt and interest expense. As a general rule, external financings will be undertaken at the E.ON AG level (or via finance subsidiaries under its guarantee) and on-lent as needed within the Group. In certain limited circumstances, future financings may also take place at the subsidiary level, e.g. for reasons of tax efficiency or regulatory compliance. E.ON’s aim is to maximize its financing efficiency and minimize structural subordination issues that would arise if significant external debt was held at the operating subsidiary level. Over time it is E.ON’s intention to refinance outstanding external subsidiary debt as it falls due with intercompany loans.
      E.ON’s implementation of its centralized financing policy was reflected in the increase of the authorized amount of E.ON AG’s Commercial Paper program to €10 billion in March 2003 and that of its Medium Term Note program to €20 billion in August 2002. E.ON also has a Syndicated Multi-Currency Revolving Credit Facility that permits borrowings in various currencies in an aggregate amount of up to €10 billion. For additional information on these programs, including amounts outstanding and available as of year-end 2004, see Note 24 of the Notes to Consolidated Financial Statements.
      In March 2004, E.ON made a cash tender offer to the holders of approximately €1.8 billion in outstanding principal amount of bonds issued by Powergen and its subsidiaries. The cash tender offer was made by way of a solicitation of offers to sell and was a further step in the implementation of E.ON’s centralized financing policy. At the conclusion of the offer, a total of approximately €1.2 billion in principal amount of bonds had been tendered, for which E.ON paid a total of approximately €1.3 billion.
      At year-end 2004, Standard & Poor’s Ratings Group (“S&P”) and Moody’s Investors Service (“Moody’s”) rated E.ON’s Commercial Paper program with a short-term rating of “A-1+” and “Prime-1,” respectively. On June 4, 2004, S&P confirmed its “AA-” long-term rating for E.ON’s bonds and changed the outlook from negative to stable. On April 30, 2004, Moody’s upgraded its long-term rating for E.ON bonds from “A1” to “Aa3” with a stable outlook.
      Expected Investment Activity. In an effort to further optimize the planning process, E.ON reduced the length of its investment planning period from five years to three in 2002. The basis for this decision was E.ON’s belief that the product life cycles are continuously shortening and that conditions in markets and competitive relationships are changing more quickly.
      E.ON currently plans to invest a total of €18.7 billion over the three years from 2005 to 2007. The majority of capital expenditure (€12.6 billion) is earmarked for property, plant, and equipment. Key investment areas include modernizing and maintaining power and gas networks and building environmentally-friendly power generating facilities. E.ON has budgeted more than €1 billion for investments related to the production of energy from renewable resources. Investments in financial assets of about €6.1 billion are planned primarily for increasing E.ON’s stakes in existing shareholdings in its target markets and for expanding its shareholdings in natural gas production assets in order to further enhance the security of its gas supply.
      At the Central Europe market unit, E.ON plans to invest €6.8 billion during the next three years. Of this amount, €5.9 billion is earmarked for property, plant, and equipment, primarily focusing on power generation and the expansion of the market unit’s transmission and distribution networks. Projects include the construction of a new coal-fired power plant and a new gas-fired power plant. Investments in financial assets of approximately €0.9 billion are expected to be used mainly for increasing equity interests in existing shareholdings in central and eastern Europe. Expenditures of €4.3 billion are planned at the Pan-European Gas market unit. Approximately two-thirds of this planned capital expenditure is budgeted for the acquisition of shareholdings and the expansion of upstream operations. Capital investment of €1.4 billion is planned for the expansion of gas transport and storage infrastructure. Total investment at the U.K. market unit is expected to amount to €2.8 billion, budgeted primarily for an upgrade of its distribution network and for investments in generation assets. At the Nordic market unit, capital expenditure totaling €3.7 billion is budgeted, of which €2.2 billion is earmarked for the acquisition of additional shares in Sydkraft if Sydkraft’s minority shareholder exercises its put option. Additional capital expenditure is planned for boosting the efficiency of generating facilities and upgrading the distribution network. At the U.S. Midwest market unit, capital expenditure of €1.2 billion is planned for property, plant and equipment.
      The investment plan summarized above only contains projects that are sufficiently probable from today’s perspective. The Group expects to be able to finance the total volume of budgeted capital investments through cash provided by operating activities. E.ON believes its strong financial situation gives the Company the flexibility to carry out additional growth initiatives if they make strategic sense and create value.
      The following material transactions are expected to have a significant impact on E.ON’s cash flows in 2005. Proceeds from the sale of hydroelectric assets to Statkraft are expected to total approximately €500 million; firm estimates of expected proceeds for the other expected dispositions are not currently available. The acquisition of the interests in the MOL companies is expected to result in cash outflows totaling approximately €400 million (excluding the assumption of external financial debt and any payments upon exercise of the put options), while that of the majority interest in Distrigaz Nord is expected to result in cash outflows of approximately €300 million.
      In January 2005, E.ON AG agreed to make a payment of GBP420 million (approximately €600 million) into the principal pension plan for existing employees of the U.K. market unit. The payment, which is expected to be made in April 2005, will improve the funding level of the plans (which had a funding deficit of GBP728 million

(€1.1 billion) at the time of the last actuarial valuation in March 2004) and allow for the merger of four previously autonomous sections covering Powergen, EME, Midlands Electricity and TXU into a single pool.
      E.ON expects that cash flow from operations and cash received from disposals will continue to be the primary source of funds for its capital expenditures and working capital requirements in 2005. E.ON believes that its cash flow and available liquid funds and credit lines will be sufficient to meet its anticipated cash needs. In addition, various means of raising share capital are available to E.ON as discussed in “Item 10. Additional Information — Memorandum and Articles of Association — Changes in Capital” and Note 17 of the Notes to Consolidated Financial Statements.
      Fair Value of Derivatives. E.ON has established risk management policies that allow the use of foreign currency, interest, and commodity derivative instruments and other instruments and agreements to manage its exposure to market, currency, interest rate, commodity price and counterparty risk. E.ON uses derivatives for both trading and non-trading purposes. Proprietary trading is conducted with the goal of improving operating results within defined limits in specified markets.
      The estimated fair value of commodity contracts used in the Group’s trading activities for the year ended December 31, 2004 is presented below:
FAIR VALUE RECONCILIATION TABLE
(€ in millions)

Fair value of contracts outstanding at the beginning of the period	(72.7)
Change to scope of consolidation	0.0
Contracts realized or otherwise settled during the period	82.0
Fair value of new contracts entered into during the period	29.3
Changes in fair values attributable to changes in valuation techniques and assumptions	(18.8)
Other changes in fair values	362.7

Fair value of contracts outstanding at the end of the period	382.5

      For information regarding E.ON’s trading activities, risk management and market factors impacting the fair values of contracts, see the respective market unit descriptions in “Item 4. Information on the Company — Business Overview,” “— Risk Management,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Notes 28 and 29 of the Notes to Consolidated Financial Statements.
      E.ON estimated the gross mark-to-market value of its commodity contracts as of December 31, 2004 using quoted market values where available and other valuation techniques where market data is not available. In such instances, E.ON uses alternative pricing methodologies, including, but not limited to, weighted average probability models, spot prices adjusted for forward premiums/discounts and option pricing models. Fair value contemplates the effects of credit risk, liquidity risk and time value of money on gross mark-to-market positions.
      The following table shows the sources of prices used to calculate the fair value of commodity contracts at December 31, 2004. In many cases these prices are fed into option models that calculate a gross mark-to-market value from which fair value is derived after considering reserves for liquidity, credit, time value and model confidence.
SOURCE OF FAIR VALUE TABLE

	Fair Value of Contracts at Period-End

	Maturity			Maturity in
	less than	Maturity	Maturity	excess of	Total
Source of Fair Value	1 year	1-3 years	4-5 years	5 years	Fair Value

	(€ in millions)
Prices actively quoted	160.6	274.2	0.6	0.0	435.4
Prices provided by other external sources	0.0	0.0	0.0	0.0	0.0
Prices based on models and other valuation methods	(11.3)	(11.7)	(4.8)	(25.1)	(52.9)
      The amounts disclosed above are not indicative of likely future cash flows, as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and E.ON’s risk management portfolio needs and strategies.
RESEARCH AND DEVELOPMENT
      In 2004, E.ON spent approximately €55 million on R&D, compared with €69 million in 2003 and €380 million in 2002. In 2004, 2003 and 2002, E.ON’s R&D expenditures as a percentage of sales were 0.1 percent, 0.1 percent and 1.0 percent, respectively. The sharp decline in 2003 reflects the deconsolidation of Degussa, which had been responsible for the large majority of these expenses. E.ON does not anticipate any significant changes in its R&D expenditures in the near term. The 2004 expenditures were primarily attributable to E.ON Ruhrgas, where about 400 of E.ON’s 1,007 R&D employees are employed. See “Item 4. Information on the Company — Business Overview — Pan-European Gas — Research and Development.”
TREND INFORMATION
      For information on the principal trends and uncertainties affecting the Company’s results of operations and financial condition, see “Item 3. Key Information — Risk Factors,” the respective market unit descriptions in “Item 4. Information on the Company — Business Overview,” “— Operating Environment,” and “— Results of Operations” and “— Liquidity and Capital Resources” above.
OFF-BALANCE SHEET ARRANGEMENTS
      E.ON uses certain off-balance sheet arrangements in the ordinary course of business, including financial guarantees, lines of credit, indemnification agreements and other guarantees. E.ON’s arrangements in each of these categories are described in more detail below. For additional information, see Note 25 of the Notes to Consolidated Financial Statements.
      Financial Guarantees. E.ON’s financial guarantees require the guarantor to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability, or the equity of the guaranteed party. These guarantees include arrangements that are characterized as direct and indirect obligations under FASB Interpretation No. (“FIN”) 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Direct obligations are those that give the party receiving the guarantee a direct claim against E.ON; indirect obligations are those under which E.ON has agreed to provide the funds necessary for another party to satisfy an obligation, such as pursuant to a keepwell arrangement.
      The Company’s financial guarantees as of December 31, 2004 included certain direct obligations relating to E.ON’s generation of electricity from nuclear power plants in Germany and Sweden, primarily those arising from solidarity agreements in connection with the requirement that German nuclear power plant operators provide nuclear accident liability coverage of up to €2.5 billion per accident. These obligations are described in more detail in “Item 4. Information on the Company — Business Overview — Environmental Matters — Germany: Electricity” and Note 25 of the Notes to Consolidated Financial Statements. E.ON’s direct obligations also include direct financial guarantees issued in favor of the creditors of related parties and third parties. The Company’s obligations under these direct financial guarantees with specified terms extend as far as 2029, and the maximum undiscounted amounts potentially payable in the future under these direct guarantees totaled €737 million at December 31, 2004, compared with €525 million at year-end 2003. Of these amounts, €534 million and €310 million, respectively, involved guarantees issued on behalf of related parties (including financing arrangements for the Interconnector undersea gas pipeline). E.ON’s indirect financial guarantees primarily include obligations in connection with cross-border leasing transactions entered into by E.ON Benelux and obligations to provide financial support, primarily to related parties. E.ON’s obligations under indirect financial guarantees with specified terms extend as far as 2023. The maximum undiscounted amounts potentially payable in the future under these indirect guarantees totaled €459 million at year-end 2004, compared with €663 million at December 31, 2003. Of these amounts, €162 million and €353 million, respectively, involved guarantees issued on behalf of related parties (including financing arrangements for ONE, formerly Connect Austria, as of December 31, 2003). As of December 31, 2004 and 2003, the Company had recorded provisions in accordance with U.S. GAAP of €98 million and €95 million, respectively, with respect to its obligations under all of these non-nuclear financial guarantees.
      Indemnification Agreements. A number of the agreements governing E.ON’s divestiture of former subsidiaries and operations include indemnification clauses (Freistellungen) and other guarantees, certain of which are required by applicable local law. These arrangements generally comprise customary guarantees relating to the accuracy of representations and warranties, as well as indemnification provisions relating to contingent future environmental and tax liabilities. The Company’s obligations under these arrangements with specified terms extend as far as 2041. The maximum undiscounted amount potentially payable under these agreements was €4,602 million as of December 31, 2004, as compared with €5,693 million at year-end 2003. In a number of cases, it is not possible to reliably estimate a maximum obligation because there is no maximum liability specified in the contract. A number of the contracts also require the buyer to either share costs or cover a certain amount of costs before the Company is required to make any payments. Certain of E.ON’s obligations under these arrangements are also covered by insurance and/or provisions established at the relevant divested companies. As of December 31, 2004 and 2003, the Company had recorded provisions in accordance with U.S. GAAP of €86 million and €103 million, respectively, with respect to all indemnities and other guarantees included in the relevant agreements. Indemnification agreements entered into by companies that were later sold by E.ON AG (or VEBA AG and VIAG AG before their merger) have generally been assumed by the buyers of the relevant businesses in the final sales contracts, and are therefore no longer obligations of E.ON.
      Other Guarantees. E.ON’s obligations under “other guarantees” primarily include those relating to market value guarantees and warranties (including those provided on behalf of related parties), as well as those arising from purchase agreements under which E.ON is obligated to pay additional consideration upon the occurrence of certain contingencies. These warranty obligations primarily relate to E.ON Energie’s business and Viterra’s real estate operations, while those for market value guarantees primarily arise from assurances as to the future value of securities pledged in connection with cross-border leasing transactions. As of December 31, 2004, the maximum potential undiscounted future payments potentially payable in respect of these warranties and market value guarantees amounted to €127 million, with those relating to contingent purchase consideration amounting to €36 million. As of December 31, 2004, E.ON had also recorded provisions in accordance with U.S. GAAP in the amount of €25 million in respect of its own product warranties. At December 31, 2003, the warranty provision had totaled €30 million.
      Variable Interest Entities. The Company holds variable interests in various Variable Interest Entities (“VIEs”), which are not significant either individually or in the aggregate. As a result of the first-time application of FIN 46, two jointly managed electricity generation companies, two real estate leasing companies and two companies managing investments were fully consolidated in the Consolidated Financial Statements effective July 1, 2003. Another VIE for the management and disposal of real estate has been fully consolidated since the underlying contractual relationship became effective in 2003. Following E.ON’s acquisition of additional interests in one of the previously jointly managed electricity companies and one of companies managing investments noted above, the revised FASB Interpretation No. 46 (“FIN 46R”) ceased to apply to such entities. As of October 1, 2004, one other electricity company was fully consolidated into the E.ON Group for the first time in accordance with the provisions of FIN 46R. As of December 31, 2004, these companies had total assets and liabilities of €1,109 million and recorded a gain for 2004 of €91 million before consolidation. At December 31, 2004, €105 million in fixed assets of these entities served as collateral for financial leasing and bank credits. The recourse of creditors of the consolidated VIEs to the assets of the consolidating companies is generally limited. Two VIEs have no such limitation of recourse. The consolidating companies are liable for €90 million in respect of these two entities.
      In addition, E.ON has had contractual relationships with one leasing company in the energy sector since July 1, 2000. The Company is not the primary beneficiary of this VIE, but this entity had total assets of €120 million as of December 31, 2004, and recorded income before consolidation of €29 million in 2004. E.ON has calculated that its maximum risk related to the association with this VIE is €15 million and considers it unlikely that these losses will be realized.
      The extent of E.ON’s interest in another VIE, which has been in existence since 2001 and will terminate in 2005, cannot be assessed in accordance with the FIN 46R criteria due to insufficient information. The entity handles the liquidation of assets from operations that have already been sold. Its original assets and liabilities were €127 million. No adverse future impact on income is expected from the operation of this entity.
CONTRACTUAL OBLIGATIONS
      The following table summarizes E.ON’s contractual obligations as of December 31, 2004 and the related amounts falling due in each of the periods presented:

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

	(€ in millions)
Financial Liabilities	20,576	7,036	1,888	5,539	6,113
Capital Lease Obligations	168	35	69	38	26
Operating Leases	1,179	109	181	151	738
Purchase Obligations	112,041	11,445	17,381	21,341	61,874
Asset Retirement Obligations	9,088	182	312	287	8,307
Pension Payments	9,133	814	1,696	1,788	4,835
Other Long-Term Obligations	12,418	832	3,001	5,028	3,557

Total Contractual Obligations	164,603	20,453	24,528	34,172	85,450

      As of December 31, 2004, the majority of the Company’s contractual obligations arose under long-term purchase contracts in its core energy business, primarily for natural gas and electricity. For additional details on E.ON’s financial liabilities and lease obligations, see Notes 24 and 25 of the Notes to Consolidated Financial Statements. For information on pension obligations, see Note 22 of the Notes to Consolidated Financial Statements.
      Purchase Obligations. E.ON’s purchase obligations primarily relate to the procurement of gas (€104 billion) and electricity (€3 billion). E.ON Ruhrgas purchases nearly all of its natural gas under long-term supply contracts with international and German gas producers. For more detailed information, see “Item 4. Information on the Company — Business Overview — E.ON Ruhrgas.” As is standard in the industry, the price E.ON Ruhrgas pays for gas under these contracts is calculated on the basis of complex formulas incorporating variables based upon current market prices for fuel oil, gas oil, coal and/or other competing fuels, with prices being automatically re-calculated periodically. The contracts also generally provide for formal revisions and adjustments of the price and other business terms to reflect changes in the market environment (in many cases expressly including changes in the retail market for natural gas and competing fuels), generally providing that such revisions may only be made once every few years unless the parties agree otherwise. Claims for revision are subject to binding arbitration in the event the parties cannot agree on the necessary adjustments. The contracts also require E.ON Ruhrgas to pay for specified minimum quantities of gas even if it does not take delivery of such quantities, a standard gas industry practice known as “take or pay”. Certain of the Company’s other energy businesses also procure gas under similar arrangements. E.ON calculates the financial obligations arising from these contracts using the same principles that govern its internal budgeting process, as well as taking into account the specific take-or-pay obligations in the individual contracts.
      Contractual obligations for the purchase of electricity primarily arise in connection with E.ON Energie’s interest in jointly operated power plants. The price E.ON pays for electricity generated by these jointly operated power plants is determined on the basis of production cost plus a profit margin that is generally calculated on the basis of an agreed return on capital.
      E.ON Energie has also entered into long-term purchase obligations in connection with its obligations for the reprocessing and storage of spent nuclear fuel elements, with the relevant prices being based on prevailing market conditions. For additional details on these obligations, see “Item 4. Information on the Company — Business Overview — Central Europe — Power Generation.”
      Asset Retirement Obligations. In accordance with SFAS 143, E.ON’s asset retirement obligations are reported at the fair value of both legal and contractual obligations. These obligations primarily relate to retirement costs for decommissioning of nuclear power plants in Germany and Sweden, environmental remediation related to non-nuclear power plants, including removal of electricity transmission and distribution equipment, environmental remediation at gas storage and opencast mining facilities and the decommissioning of oil and gas field infrastructure. For additional details on E.ON’s asset retirement obligations, see Note 23 of the Notes to Consolidated Financial Statements.
      Other Long-Term Obligations. E.ON’s other contractual obligations consist primarily of obligations arising out of mandatory tender offers and option agreements that would require the Company to purchase shares from third parties.
      Tender offer related obligations include those arising out of outstanding mandatory offers made to minority shareholders of CONTIGAS. As of December 31, 2004, such obligations totaled €44 million. In addition, E.ON is a party to put option agreements related to certain of its acquisitions, including one that allows the minority shareholder in Sydkraft to sell its remaining stake in that company to E.ON Energie at any time through December 15, 2007 at an agreed price, and others that allow minority shareholders in other companies controlled by E.ON Energie to exercise similar rights. As of December 31, 2004, the total amount potentially payable in connection with such obligations was approximately €3.0 billion.
      For more information with regard to E.ON’s contractual obligations, see Notes 24 and 25 of the Notes to Consolidated Financial Statements.

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
      Because all members of the Supervisory Board are elected at the same time, their terms expire simultaneously. The term of a substitute member of the Supervisory Board elected or appointed by a court to fill a vacancy ends at the time when the term of the original member would have ended. The incumbent members of E.ON’s Supervisory Board, their respective ages and their principal occupation and experience, each as of December 31, 2004, as well as the year in which they were first elected to the Supervisory Board are as follows:

			Year First
Name and Position Held	Age	Principal Occupation	Elected

Ulrich Hartmann(1)(2)*(3)*	66	Retired Co-Chief Executive Officer of	2003
Chairman of the Supervisory Board		E.ON AG; formerly Chairman of the Board of Management and Chief Executive Officer of VEBA AG

		Supervisory Board Memberships/Directorships:

		Deutsche Bank AG, Deutsche Lufthansa AG, Hochtief AG, IKB Deutsche Industriebank AG (Chairman), Münchener Rückversicherungs- Gesellschaft AG, Arcelor(4), Henkel KGaA(4)

Hubertus Schmoldt(2)(3)(5)	59	Chairman of the Board of Management of	1996
Deputy Chairman of the Supervisory Board		Industriegewerkschaft Bergbau, Chemie, Energie

		Supervisory Board Memberships/ Directorships:

		Bayer AG, BHW AG, DOW Olefinverbund GmbH, Deutsche BP AG, RAG Aktiengesellschaft

			Year First
Name and Position Held	Age	Principal Occupation	Elected

Günter Adam(5)	46	Chairman of the Central Works Council,	2002
Member of the Supervisory Board		Degussa AG

		Supervisory Board Memberships/ Directorships:

		Degussa AG

Dr. Karl-Hermann Baumann(1)*	69	Chairman of the Supervisory Board of	2000
Member of the Supervisory Board		Siemens AG (until January 27, 2005); formerly member of the Board of Management of Siemens AG

		Supervisory Board Memberships/ Directorships:

		Deutsche Bank AG, Linde AG, Schering AG, ThyssenKrupp AG

Ralf Blauth(1)(2)(5)	53	Chairman of the Combined Works Council,	1996
Member of the Supervisory Board		Degussa AG

		Supervisory Board Memberships/ Directorships:

		Degussa AG, RAG Aktiengesellschaft

Dr. Rolf-E. Breuer	67	Chairman of the Supervisory Board of	1997
Member of the Supervisory Board		Deutsche Bank AG; formerly Spokesman of the Board of Management of Deutsche Bank AG

		Supervisory Board Memberships/ Directorships:

		Bertelsmann AG, Deutsche Börse AG (Chairman), Compagnie de Saint-Gobain S.A.(4), Landwirtschaftliche Rentenbank(4), Kreditanstalt für Wiederaufbau(4)

Dr. Gerhard Cromme(3)	61	Chairman of the Supervisory Board of	1993
Member of the Supervisory Board		ThyssenKrupp AG

		Supervisory Board Memberships/ Directorships:

		Allianz AG, Axel Springer AG, Deutsche Lufthansa AG, E.ON Ruhrgas AG, Hochtief AG, Siemens AG, Volkswagen AG, Suez S.A.(4), BNP Paribas S.A.(4)

Wolf-Rüdiger Hinrichsen(3)(5)	49	Head of the Economic Affairs Department	1998
Member of the Supervisory Board		of E.ON AG

Ulrich Hocker	54	General Manager of the German Investor	1998
Member of the Supervisory Board		Protection Association

		Supervisory Board Memberships/ Directorships:

		Feri Finance AG, Gildemeister AG, Karstadt Quelle AG, ThyssenKrupp Steel AG, Gartmore Capital Strategy Fonds(4), Phoenix Mecano AG(4) (Chairman)

Eva Kirchhof(5)	47	Diploma-Physicist, Degussa AG	2002
Member of the Supervisory Board

		Supervisory Board Memberships/ Directorships:

		Viterra Wohnungsgesellschaft III mbH(4)

			Year First
Name and Position Held	Age	Principal Occupation	Elected

Seppel Kraus(5)	51	Secretary of Labor Union	2003
Member of the Supervisory Board
		Supervisory Board Memberships/ Directorships:

		Wacker-Chemie GmbH, UPM-Kymmene Beteiligungs GmbH

Prof. Dr. Ulrich Lehner	58	President and Chief Executive Officer,	2003
Member of the Supervisory Board		Henkel KGaA

		Supervisory Board Memberships/ Directorships:

		HSBC Trinkaus & Burkhardt KGaA, Ecolab Inc.(4), Novartis AG(4), Dial Corporation(4), Henkel of America(4), Henkel Corporation(4)

Dr. Klaus Liesen	73	Honorary Chairman of the Supervisory	1991
Member of the Supervisory Board		Board of E.ON Ruhrgas AG; formerly Chairman of the Supervisory Board of E.ON Ruhrgas AG

		Supervisory Board Memberships/ Directorships:

		TUI AG, Volkswagen AG, Otto Wolff Industrieberatung und Beteiligungen GmbH(4)

Peter Obramski(5)	45	Secretary of Labor Union	2003
Member of the Supervisory Board
		Supervisory Board Memberships/ Directorships:

		E.ON Energie AG, E.ON Engineering GmbH, E.ON Kraftwerke GmbH, RAG Bahn und Hafen GmbH

Ulrich Otte(5)	55	Chairman of the Central Works Council,	2001
Member of the Supervisory Board		E.ON Energie AG

		Supervisory Board Memberships/ Directorships:

		E.ON Energie AG, E.ON Kraftwerke GmbH

Klaus-Dieter Raschke(1)(5)	51	Chairman of the Combined Works Council,	2002
Member of the Supervisory Board		E.ON Energie AG

		Supervisory Board Memberships/ Directorships:

		E.ON Energie AG, E.ON Kernkraft GmbH

Dr. Henning Schulte-Noelle(2)	62	Chairman of the Supervisory Board of	1993
Member of the Supervisory Board		Allianz AG; formerly Chairman of the Board of Management of Allianz AG

		Supervisory Board Memberships/ Directorships:

		Siemens AG, ThyssenKrupp AG

Prof. Dr. Wilhelm Simson	66	Retired Co-Chief Executive Officer of	2003
Member of the Supervisory Board		E.ON AG; formerly Chairman of the Board of Management and Chief Executive Officer of VIAG AG

		Supervisory Board Memberships/ Directorships:

		Bayerische Hypo- und Vereinsbank AG, Frankfurter Allgemeine Zeitung GmbH, Merck KGaA, Freudenberg & Co.(4), Jungbunzlauer Holding AG(4)

			Year First
Name and Position Held	Age	Principal Occupation	Elected

Gerhard Skupke(5)	55	Chairman of the Central Works Council,	2003
Member of the Supervisory Board		E.DIS Aktiengesellschaft

		Supervisory Board Memberships/ Directorships:

		E.DIS Aktiengesellschaft

Dr. Georg Freiherr von Waldenfels	60	Former Minister of Finance of the State	2003
Member of the Supervisory Board		of Bavaria; Attorney

		Supervisory Board Memberships/ Directorships:

		Deutscher Tennis Bund Holding GmbH (Chairman), Georgsmarienhütte Holding GmbH, GI Ventures AG

*	Chairman of the respective Supervisory Board committee.

(1)	Member of E.ON AG’s Audit Committee. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance — The Supervisory Board Committees.”

(2)	Member of E.ON AG’s Executive Committee, which covers the functions of a remuneration committee. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance — The Supervisory Board Committees.”

(3)	Member of E.ON AG’s Finance and Investment Committee. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance — The Supervisory Board Committees.”

(4)	Membership in comparable domestic or foreign supervisory body of a commercial enterprise.

(5)	Elected by the employees.
      The current members of the Supervisory Board are subject to reelection in 2008.
BOARD OF MANAGEMENT (VORSTAND)
      As of December 31, 2004, the Board of Management of E.ON consisted of six members (the total number is determined by the Supervisory Board) who are appointed by the Supervisory Board in accordance with the Stock Corporation Act.
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

      The members of the Board of Management, their respective ages and their positions and experience, each as of December 31, 2004, as well as the year in which they were first appointed to the Board and the years in which their terms expire, respectively, are as follows:

			Year First	Year Current
Name and Title	Age	Business Activities and Experience	Appointed	Term Expires

Dr. Wulf-H. Bernotat Chairman of the Board of Management	56	Chief Executive Officer; Corporate Communications, Corporate and Public Affairs, Investor Relations, Supervisory Board Relations, Strategy, Executive Development, Audit; formerly Chairman of the Board of Management of Stinnes AG	2003	2008

		Supervisory Board Memberships/ Directorships:

		E.ON Energie AG(1) (Chairman), E.ON Ruhrgas AG(1) (Chairman), Allianz AG, Metro AG, RAG Aktiengesellschaft (Chairman), E.ON Nordic AB(2)(4) (Chairman), E.ON UK plc(2)(4) (Chairman), E.ON US Investments Corp.(2)(4) (Chairman), Sydkraft AB(2)(4) (Chairman)

Dr. Burckhard Bergmann Member of the Board of Management	61	Upstream Business, Market Management, Group Regulatory Management; Chairman of the Board of Management and Chief Executive Officer of E.ON Ruhrgas AG	2003	2005

		Supervisory Board Memberships/Directorships:

		E.ON Ruhrgas International AG(1) (Chairman), Thüga AG(1) (Chairman), Allianz Lebensversicherungs-AG, MAN Ferrostaal AG, Jaeger Akustik GmbH & Co.(2) (Chairman), Mitteleuropäische Gasleitungsgesellschaft mbH (MEGAL)(2)(4) (Chairman), OAO Gazprom(2), E.ON Ruhrgas E & P GmbH(2)(4) (Chairman), Ruhrgas Industries GmbH(2)(4) (Chairman), Trans Europe Naturgas Pipeline GmbH(2)(4) (Chairman), E.ON Ruhrgas Transport Management GmbH(2)(4), E.ON UK plc(2)(4), ZAO Gerosgaz(2)(4) (Chairman; in alternation with a representative of the foreign partner)

Dr. Hans Michael Gaul Member of the Board of Management	62	Controlling/ Corporate Planning, M&A, Legal Affairs; formerly Member of the Board of Management of VEBA AG	1990	2006

		Supervisory Board Memberships/Directorships:

		Degussa AG(1), E.ON Energie AG(1), E.ON Ruhrgas AG(1), Viterra AG(1) (Chairman), Allianz Versicherungs-AG, DKV AG, RAG Aktiengesellschaft, STEAG AG, Volkswagen AG, E.ON Nordic AB(2)(4), Sydkraft AB(2)(4)

			Year First	Year Current
Name and Title	Age	Business Activities and Experience	Appointed	Term Expires

Dr. Manfred Krüper Member of the Board of Management	63	Labor Relations, Personnel, Infrastructure and Services, Procurement, Organization; formerly Member of the Board of Management of VEBA AG	1996	2005

		Supervisory Board Memberships/ Directorships:

		E.ON Energie AG(1), Viterra AG(1), Degussa AG(1), equitrust Aktiengesellschaft (Chairman), RAG Aktiengesellschaft, RAG Immobilien AG, Victoria Versicherung AG, Victoria Lebensversicherung AG, E.ON US Investments Corp.(2)(4), E.ON North America, Inc.(2)(4) (Chairman)

Dr. Erhard Schipporeit Member of the Board of Management	55	Chief Financial Officer; Finance, Accounting, Taxes, IT; formerly Member of the Board of Management of VIAG AG (appointed in 1997)	2000	2009

		Supervisory Board Memberships/ Directorships:

		E.ON Ruhrgas AG(1), Degussa AG(1), Commerzbank AG, Talanx AG, E.ON Audit Services GmbH(2)(4) (Chairman), E.ON Risk Consulting GmbH(2)(4) (Chairman), E.ON UK plc(2)(4), E.ON US Investments Corp.(2)(4), HDI V.a.G.(2)

Dr. Johannes Teyssen(3) Member of the Board of Management	45	Downstream Business, Market Management, Group Regulatory Management; Chairman of the Board of Management and Chief Executive Officer of E.ON Energie AG	2004	2008

		Supervisory Board Memberships/Directorships:

		Avacon AG(1) (Chairman), E.ON Bayern AG(1) (Chairman), E.ON Hanse AG(1) (Chairman), E.ON Sales & Trading GmbH(1), Thüga AG(1), E.ON Nordic AB(2)(4), Sydkraft AB(2)(4)

(1)	Group mandate.

(2)	Membership in comparable domestic or foreign supervisory body of a commercial enterprise.

(3)	Since January 1, 2004.

(4)	Other Group mandate (membership in comparable domestic or foreign supervisory body of a commercial enterprise).
      The members of the Supervisory Board and Board of Management hold, in aggregate, less than 1 percent of E.ON’s outstanding Ordinary Shares.
COMPENSATION
SUPERVISORY BOARD
      Pursuant to E.ON AG’s Articles of Association, members of the Supervisory Board receive an annual fixed remuneration of €10,000. Members of the Supervisory Board also receive an annual variable remuneration of €1,250 for each percentage point by which the dividend paid to shareholders exceeds 4 percent of the Company’s capital stock. The Chairman of the Supervisory Board receives three times the above-mentioned remuneration, the Deputy Chairman and every chairman of a Supervisory Board committee each receive twice the above-mentioned remuneration, and each member of a Supervisory Board committee receives one-and-a-half times the above-mentioned remuneration. In addition, members of the Supervisory Board receive an attendance fee of €1,000 per day for meetings of the Supervisory Board or one of its committees and are reimbursed each fiscal year for their meeting-related expenses. For information about the Supervisory Board committees, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance — The Supervisory Board Committees.”
      Provided that E.ON’s shareholders approve the proposed dividend at the annual general meeting of shareholders on April 27, 2005, total remuneration to members of the Supervisory Board for 2004 will be €3.3 million.
      E.ON has opted for voluntary compliance with most of the recommendations of the German Corporate Governance Code (Deutscher Corporate Governance Kodex), including disclosure of the individual compensation received by the members of the Supervisory Board. The following table sets forth details of the compensation of each member of E.ON’s Supervisory Board (in the capacities indicated) in 2004, presented in accordance with the recommendations of the German Corporate Governance Code:

	Fixed	Variable	Compensation for
	Compensation for	Compensation for	Supervisory Board
	Service on E.ON’s	Service on E.ON’s	Memberships at
Name	Supervisory Board	Supervisory Board	Affiliated Companies	Total

	(€)
Ulrich Hartmann	30,000	323,925	0	353,925
Hubertus Schmoldt	20,000	215,950	0	235,950
Günter Adam	10,000	107,975	0	117,975
Dr. Karl-Hermann Baumann	20,000	215,950	0	235,950
Ralf Blauth	15,000	161,963	0	176,963
Dr. Rolf-E. Breuer	10,000	107,975	0	117,975
Dr. Gerhard Cromme	15,000	161,963	0	176,963
Wolf Rüdiger Hinrichsen	15,000	161,963	0	176,963
Ulrich Hocker	10,000	107,975	0	117,975
Eva Kirchhof	10,000	107,975	0	117,975
Seppel Kraus	10,000	107,975	0	117,975
Prof. Dr. Ulrich Lehner	10,000	107,975	0	117,975
Dr. Klaus Liesen	10,000	107,975	0	117,975
Peter Obramski	10,000	107,975	0	117,975
Ulrich Otte	10,000	107,975	66,700	184,675
Klaus-Dieter Raschke	15,000	161,963	44,778	221,741
Dr. Henning Schulte-Noelle	15,000	161,963	0	176,963
Prof. Dr. Wilhelm Simson	10,000	107,975	0	117,975
Gerhard Skupke	10,000	107,975	14,250	132,225
Dr. Georg Freiherr von Waldenfels	10,000	107,975	0	117,975
Attendance fees and meeting-related reimbursements(1)				97,838

Total	265,000	2,861,340	125,728	3,349,906

(1)	Attendance fees and meeting-related reimbursements are given as an aggregate for all Supervisory Board members.
      Compensation includes fees relating to service in committees. For details of the members and chairmen of the Supervisory Board committees, see the table in “— Supervisory Board” above.
      There were no loans to members of the Supervisory Board in the 2004 financial year.
      In accordance with the recommendations of the German Corporate Governance Code, adjustments to the Supervisory Board compensation structure for 2005 to better reflect the scope of the Supervisory Board members’ responsibilities and the performance of the Company will be proposed to the annual general meeting of shareholders to be held in April 2005.

BOARD OF MANAGEMENT
      In accordance with the recommendations of the German Corporate Governance Code, the compensation of members of the Board of Management consists of both fixed and variable components. The Company believes that all of these components, individually and in the aggregate, are fair and reasonable. The amount of compensation paid to a Board of Management member is based on a number of criteria, in particular his or her areas of responsibility, his or her personal performance and the performance of the Board of Management as a whole, as well as the Company’s financial condition, profitability and outlook compared with its peers. Currently, the compensation of the Board of Management has the following three components:

•	fixed annual compensation;

•	annual bonus, the amount of which is based on the achievement of company-based and personal performance targets; and

•	stock appreciation rights (“SARs”)
      Fixed compensation is paid on a monthly basis and reviewed regularly to determine whether it conforms with industry practice and is fair and reasonable.
      The target amount of the annual bonus is set during an annual review process. For 2004, 80 percent of the target bonus consisted of company-based performance targets and 20 percent consisted of personal performance targets. From January 2005, the percentages are 70 percent and 30 percent, respectively. The company-based performance targets reflect, in equal shares, operating performance (as measured by adjusted EBIT) and return-on-capital performance. Individual targets relate to members’ areas of responsibility, functions and projects. If a Board of Management member meets 100 percent of his or her performance targets, the member receives the contractually stipulated target bonus. The maximum possible bonus that is achievable is 200 percent of the target bonus.
      In addition, E.ON AG has conducted a SAR program since 1999. The program is designed to compensate Board of Management members and other key executives for their contributions to increasing shareholder value, as well as to promote E.ON’s long-term corporate growth. This variable compensation program, which combines incentives for long-term growth with a risk component, serves to align the interests of management and stockholders. The SAR program contains performance targets and comparative parameters. Under the terms of the SAR program, these performance targets and comparative parameters are not subject to subsequent alteration. In addition, from 2004 SARs granted under this program incorporate a cap mechanism to limit the effect of extraordinary, unanticipated market movements in E.ON’s stock price. See also “ — Stock Incentive Plans” below and Note 9 of the Notes to Consolidated Financial Statements.
      The SAR program and the bonus system have a risk component and consequently are not guaranteed compensation.
      Total compensation paid to members of the Board of Management in 2004 amounted to €13.8 million, which included fixed and variable compensation as well as gains from exercising SARs.
      E.ON has opted for voluntary compliance with most of the recommendations of the German Corporate Governance Code, including disclosure of the individual compensation received by the members of the Board of Management. The following table sets forth the details of the compensation of each member of E.ON’s Board of

Management in 2004, presented in accordance with the recommendations of the German Corporate Governance Code:

					SARs
	Fixed Annual	Annual	Gains from		Granted
Name	Compensation	Bonus	exercising SARs(1)	Total	in 2004

	(€)	(€)	(€)	(€)	(No. of
					SARs)
Dr. Wulf H. Bernotat	1,025,000	2,100,000	0	3,125,000	95,339
Dr. Burckhard Bergmann	650,000	1,400,000	0	2,050,000	63,559
Dr. Hans Michael Gaul	650,000	1,400,000	109,935	2,159,935	63,559
Dr. Manfred Krüper	650,000	1,400,000	0	2,050,000	63,559
Dr. Erhard Schipporeit	650,000	1,400,000	107,800	2,157,800	63,559
Dr. Johannes Teyssen	530,000	1,100,000	100,200	1,730,200	52,966
Other compensation(2)				503,962

Total	4,155,000	8,800,000	317,935	13,776,897	402,541

(1)	The amount paid to Board of Management members upon exercise of any SARs is the difference between the E.ON AG stock price at the time of exercise and the E.ON AG stock price at the time the SAR was issued, multiplied by the number of SARs exercised.

(2)	Other compensation in the aggregate amount of approximately €0.5 million includes benefits in kind, certain compensation for duties performed at affiliated companies and amounts relating to the difference between the provisions for 2003 annual bonus compensation and the subsequent final determination of such compensation.
      In early 2004, members of the Board of Management received a total of 402,541 SARs. These SARs were part of the sixth tranche of the SAR plan. As of December 31, 2004, the SARs of the various tranches had hypothetical exercise values between €4.11 and €24.95 per SAR. For more information and a description of the SAR plan, see Note 9 of the Notes to Consolidated Financial Statements.
      Total payments to retired members of the Board of Management and their beneficiaries were €6.1 million in 2004. €0.8 million of this amount relates to the exercise of SARs. Provisions of €83.5 million have been provided for the pension obligations to retired members of the Board of Management and their beneficiaries. There were no loans to members of the Board of Management in the 2004 financial year.
      E.ON has service agreements with the members of its Board of Management. The individual compensation payable to members of the Board of Management pursuant to such service agreements is presented in the table appearing above in accordance with the recommendations of the German Corporate Governance Code. These service agreements do not contain provisions for compensation payments should a member’s employment be terminated prior to expiration of the agreement or not be extended by the Supervisory Board.
      A member of the Board of Management is entitled to receive pension payments following the end of his service in most cases, including reaching retirement age (currently 60 (unless extended)), disability, or the other termination of or failure to extend such member’s service agreement. These pension payments are not payable if a member’s service is terminated at his own request or for good cause, though any such termination does not have any effect on a member’s right to benefits guaranteed by law, such as mandatory social security benefits. The annual pension payment for members of the Board of Management is generally equal to between 50 percent and 75 percent of the member’s last base salary and is adjusted on an annual basis to reflect changes in the German consumer price index. The annual pension of one member of the Board of Management is instead set as a fixed amount, and adjusted on an annual basis to reflect changes in the German consumer price index plus an additional 0.7 percent per year. A portion of the pension payments due to a member of the Board of Management are payable to his family following the member’s death. A member’s widow is entitled to receive an annual payment equal to 60 percent of the amount that would have been payable to the member for as long as she lives, while the member’s children who have not yet reached a specified age are entitled to an aggregate annual payment equal to 20 percent of such amount.
      In the special case of a change in control of E.ON AG, members of the Board of Management are entitled to receive a payment equal to a maximum of five years’ annual compensation upon the satisfaction of certain conditions.
EMPLOYEES
      As of December 31, 2004, E.ON had 69,710 employees. This increase of 3.9 percent from year-end 2003 is mainly due to the U.K. market unit’s acquisition of Midlands Electricity. Of the total number of employees, 52.9 percent were based in Germany. The 69,710 employees at year-end 2004 do not include apprentices and managing directors or board members. In addition, E.ON employed 2,471 apprentices with limited contracts in Germany at year-end 2004. The following table sets forth information about the number of employees of E.ON as of December 31, 2004, 2003 and 2002:

	Employees at			Employees at			Employees at
	December 31, 2004			December 31, 2003			December 31, 2002

	Total	Germany	Foreign	Total	Germany	Foreign	Total	Germany	Foreign

Central Europe	36,811	29,208	7,603	36,576	28,611	7,965	35,062	29,604	5,458
Pan-European Gas	11,520	5,698	5,822	11,686	6,188	5,498	1,096	1,096	—
U.K.	10,397	6	10,391	6,541	—	6,541	7,439	—	7,439
Nordic	5,530	2	5,528	6,294	—	6,294	5,665	—	5,665
U.S. Midwest	3,437	1	3,436	3,521	—	3,521	3,578	—	3,578
Corporate Center	420	403	17	597	390	207	558	370	188

Core Energy Business	68,115	35,318	32,797	65,215	35,189	30,026	53,398	31,070	22,328
Other Activities(1)	1,595	1,573	22	1,887	1,861	26	47,938	28,643	19,295

Total	69,710	36,891	32,819	67,102	37,050	30,052	101,336	59,713	41,623

(1)	Includes Viterra and, for year ended December 31, 2002, Degussa.
      Personnel expenses totaled €4.7 billion in 2004 compared with €4.9 billion in 2003. This decrease of 4.1 percent primarily reflected the deconsolidation of Degussa as of February 1, 2003, the effect of which was partially offset by personnel expenses at newly acquired businesses.
      Many of the Group’s employees are members of labor unions. Almost all of the union members in Germany belong to the national chemicals/mining/energy and the united services unions. None of E.ON’s facilities in Germany is operated on a “closed shop” basis. In Germany, employment agreements for blue collar workers and for white collar employees below management level are generally collectively negotiated between the regional association of the companies within a particular industry and the respective unions. In addition, under German law, works councils comprised of both blue collar and white collar employees participate in determining company policy with regard to certain compensation matters, work hours and hiring policy. Management believes its relations with the German trade unions may be characterized as constructive and cooperative.
      E.ON U.K.’s organizational structure comprises a number of businesses which are supported by a common services business and central functional teams, including finance, legal and human resources services. E.ON U.K. has in place a company level framework for collective bargaining that has been jointly agreed with the five recognized trade unions. This framework provides for arrangements for negotiation and consultation at the company level and the individual business level. At company level, a range of common standards is negotiated with the trade unions for company-wide application. At the individual business level, detailed negotiation of pay and other business-specific terms and conditions is negotiated by business level employee forums. These forums consist of representatives from management, trade unions and employees and fulfill a consultative, as well as a negotiating role. Since privatization, E.ON U.K. believes it has maintained constructive relationships with its recognized unions.
      In Sweden, approximately 80 percent of Sydkraft’s employees are members of various trade unions. Sydkraft adheres to two main central collective labor agreements at the national level, on the basis of which Sydkraft’s corporate human resources department and representatives from the different trade unions have negotiated a framework for Sydkraft. Local human resources departments and local trade union representatives negotiate at the local level. Pursuant to Swedish law, representatives of the unions are members of Sydkraft’s board of directors. According to Swedish law, all issues that have an impact on the employees’ working conditions must be negotiated with the trade unions. Many of the Group’s employees in Finland are also members of trade unions. In Finland, union representatives are members of the E.ON Finland management group, not the board of directors. In Finland, the collective labor agreement, also called the Agreement of Income Policy, in force is determined on the national level or on a union level between the relevant trade unions and employers’ association. Local agreements are negotiated between the company chief executive officer, the human resources manager and representatives of the relevant trade unions on the basis of this general agreement. Management believes its relations with the Swedish and Finnish trade unions may be characterized as constructive and cooperative.
      The employees of LG&E Energy who are members of labor unions belong to local units of the International Brotherhood of Electrical Workers (“IBEW”) and The United Steelworkers of America. Most of these union employees are involved in operational and maintenance work in power generation and distribution operations. The majority of LG&E Energy’s employees are not union members. In the United States, Collective Bargaining Agreements (“CBA”) are negotiated between the local management (i.e., LG&E, KU and WKE) and local union representatives. Each CBA generally has a term of three to four years and includes no strike or lock out clauses during the term of the agreement. While LG&E Energy had an adversarial relationship in the past with the IBEW, its primary union, management believes relations have significantly improved and may now be characterized as cooperative.
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
      Since 1984, E.ON has had an employee share purchase program under which employees may purchase Ordinary Shares at a discount to the extent provided under German tax laws (according to Section 19a of the German Income Tax Law, in 2004 employees were eligible for a total discount per employee of €135). In 2004, 14,862 employees purchased 211,815 Ordinary Shares under this program.
      Since 2003, Powergen operates an Inland Revenue-approved share incentive plan that allows employees to buy Ordinary Shares of E.ON AG out of their pre-tax salary (“partnership shares”) and receive additional shares for every partnership share purchased (“matching shares”). In 2004, 4,376 Powergen employees participated in the plan, purchasing 94,550 partnership shares and receiving approximately 115,566 matching shares under the plan.
STOCK INCENTIVE PLANS
      Since 1999, E.ON AG has run a SAR plan for key executives of the Group. The purpose of this plan is to focus key executives on long-term corporate growth. The SAR plan is based on the performance of E.ON AG’s Ordinary Shares. E.ON AG granted approximately 2.6 million SARs to 356 top-level executives worldwide in 2004, including members of the Board of Management, as part of their compensation. See also “— Compensation” above.
      For more information about this plan, see Note 9 of the Notes to Consolidated Financial Statements.

Item 7.     Major Shareholders and Related Party Transactions.
MAJOR SHAREHOLDERS
      As of December 31, 2004, E.ON AG had an aggregate number of 659,153,403 Ordinary Shares with no par value outstanding. Under the Articles of Association, each Ordinary Share represents one vote.
      Based on information available to E.ON, including filings with the SEC, there were no shareholders who beneficially owned more than 5 percent of the Ordinary Shares as of December 31, 2004. Holders of voting securities of listed German corporations (including E.ON) whose shareholding reaches, passes or falls below certain thresholds are subject to certain notification requirements under German law. These thresholds are 5, 10, 25, 50 and 75 percent of a company’s voting rights. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association — Disclosure of Shareholdings” and Note 17 of the Notes to Consolidated Financial Statements.
      In addition, as of December 31, 2004 E.ON directly and indirectly held a total of 32,846,597 of its own Ordinary Shares in treasury stock, representing 4.7 percent of its share capital. E.ON cannot vote these shares. For more information, see Note 17 of the Notes to Consolidated Financial Statements.
      Although E.ON is unable to determine the exact number of its Ordinary Shares held in the United States, it believes that as of December 31, 2004, approximately 19.7 percent of its outstanding share capital was held in the United States, and approximately 1.9 percent was held in the form of ADSs. For more information, see “Item 9. The Offer and Listing — General.”
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
      E.ON directly and indirectly holds a 39.2 percent interest in RAG. In January 2002, E.ON and its wholly-owned subsidiary E.ON Energie sold their respective 6.5 percent interests in STEAG, a German independent power producer, to RAG. Proceeds received for this 13 percent shareholding totaled approximately €288 million and E.ON realized a gain of €173 million after elimination of intercompany profit. In February 2003, E.ON sold 37.2 million of its shares in Degussa (approximately 18 percent of Degussa’s outstanding shares) to RAG for €1.4 billion. Subsequent to this transaction, both E.ON and RAG held a 46.5 percent interest in Degussa. In the second step, E.ON sold a further 3.6 percent of Degussa stock to RAG as of May 31, 2004. Effective June 1, 2004, E.ON owns 42.9 percent of Degussa. E.ON and RAG operate Degussa under joint control. For more information on these transactions, see “Item 4. Information on the Company — History and Development of the Company — Ruhrgas Acquisition”, “Item 5. Operating and Financial Review and Prospects — Overview” and “— Acquisitions and Dispositions.”
      From time to time E.ON may make loans to companies in which the Group holds ownership interests. At year-end 2004, E.ON had aggregate outstanding loans to companies in which the Group holds ownership interests amounting to €899 million, with the largest single such loan being to ONE (€469 million). For information, see Note 30 of the Notes to Consolidated Financial Statements.
      For a discussion of off-balance sheet arrangements, see “Item 5. Operating and Financial Review and Prospects — Off-Balance Sheet Arrangements.”

Item 8.     Financial Information.
CONSOLIDATED FINANCIAL STATEMENTS
      See “Item 18. Financial Statements” and pages F-1 to F-84.
LEGAL PROCEEDINGS
      Various legal actions, including lawsuits for product liability or for alleged price fixing agreements, governmental investigations, proceedings and claims are pending or may be instituted or asserted in the future against the Company. These include two lawsuits pending in the United States against subsidiaries of Ruhrgas Industries as well as arbitration proceedings against subsidiaries of Degussa and against E.ON Nordic. For more information on the E.ON Nordic arbitration proceedings, see “Item 4. Information on the Company — Business Overview — Nordic — Overview.” Since such litigation or claims are subject to numerous uncertainties, their outcome cannot be ascertained; however, in the opinion of management, the outcome of these matters and those discussed in this section will not have a material adverse effect upon the financial condition, results of operations or cash flows of the Company.
      In the wake of the various corporate restructurings of the past several years, shareholders have filed a number of claims (Spruchstellenverfahren). The claims contest the adequacy of share exchange ratios or cash settlements. The claims impact E.ON Energie, certain E.ON Ruhrgas subsidiaries and the Company’s former AV Packaging unit, as well as the VEBA-VIAG merger. In connection with the VEBA-VIAG merger, certain shareholders of the former VIAG have filed claims with the district court in Munich, contesting the adequacy of the share exchange ratio used in the merger. The claims challenge in particular the valuation used for VIAG’s telecommunications shareholdings, which were valued at the earnings value of the businesses. The plaintiffs claim that a divestiture of these shareholdings was anticipated, and therefore the holdings should have been valued at fair market value as if sold as of the merger date. Because the share exchange ratios and settlements were determined by outside experts and reviewed by independent auditors, E.ON believes that the exchange ratios and settlements are correct.
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
      The U.S. Securities and Exchange Commission has requested that the Company provide them with information for an investigation focusing in particular on the preparation of its Annual Reports on Form 20-F and financial statements for the years from 2000 through 2003, including, with respect to all or a portion of such period, the accounting treatment and depreciation of its power plant assets, its accounting for and consolidation of subsidiaries (Degussa and Viterra) and their shareholdings, the nature of the services performed by its auditors, disclosures with regard to its long-term commitments (including fuel procurement contracts), and the process of such documents’ preparation and conformity with U.S. GAAP. The Company is in close contact with the SEC and has been cooperating fully with the investigation. A similar request that also covers additional items has been made to the Company’s independent public accountants.
      For information about the conditions and obligations imposed on E.ON in connection with the ministerial approval for E.ON’s acquisition of E.ON Ruhrgas, see “Item 4. Information on the Company — History and Development of the Company — Ruhrgas Acquisition.”
      For information about proceedings instituted by the German Federal Cartel Office affecting E.ON Ruhrgas and certain of E.ON Energie’s subsidiaries, see “Item 3. Key Information — Risk Factors.”
      For information about the LG&E Energy electricity and gas rate cases, see “Item 4. Information on the Company — Regulatory Environment — U.S. Midwest.”

      E.ON maintains general liability insurance covering claims on a worldwide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in light of E.ON’s businesses and the risks to which they are subject. For a discussion of E.ON Energie’s nuclear accident protection, see “Item 4. Information on the Company — Business Overview — Central Europe — Power Generation.”
DIVIDEND POLICY
      The Supervisory Board and the Board of Management jointly propose the Company’s dividends based on E.ON AG’s unconsolidated financial statements. The dividends are officially declared at the annual general meeting of shareholders which is usually convened during the second quarter of each year. The shareholders approve the dividends. Holders of E.ON’s Ordinary Shares on the date of the annual general meeting of shareholders are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or other governmental charges. See also “Item 10. Additional Information — Taxation.” Cash dividends payable to holders of Ordinary Shares will be distributed by HypoVereinsbank as paying agent from 2005 onwards. In Germany, the payment will be made to the holder’s custodian bank or other institution holding the shares for the shareholder which will credit the payment to the shareholder’s account. For purposes of distribution in the United States, the dividend will be paid to JPMorgan Chase Bank N.A. as U.S. transfer agent. For ADS holders in the United States, the payment will be converted from euros to U.S. dollars unless the ADS holder instructs otherwise. The U.S. dollar amounts of dividends may be affected by fluctuations in exchange rates. See “Item 3. Key Information — Exchange Rates.”
      E.ON AG expects to continue to pay dividends, although there can be no assurance as to the particular amounts that may be paid from year to year. The payment of future dividends will depend upon E.ON’s earnings, financial condition (including its cash needs), future earnings prospects and other factors.
      See also “Item 3. Key Information — Dividends.”
SIGNIFICANT CHANGES
      For information about significant changes following December 31, 2004, see “Item 4. Information on the Company — History and Development of the Company.”
Item 9.     The Offer and Listing.
GENERAL
      The principal trading market for the Ordinary Shares is the Frankfurt Stock Exchange together with XETRA, as described below. The Ordinary Shares are also traded on the other German stock exchanges in Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart. Options on Ordinary Shares are traded on the German derivatives exchange (Eurex Deutschland). E.ON believes that as of December 2004, it had close to 478,000 stockholders worldwide.
      ADSs, each representing one Ordinary Share with a pro rata amount of the registered capital of E.ON AG calculated on a €2.60 share-equivalent basis, are listed on the NYSE and traded under the symbol “EON.” The depositary for the ADSs is JPMorgan Chase Bank N.A.

TRADING ON THE NEW YORK STOCK EXCHANGE
      The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the NYSE, as reported on the NYSE Composite Tape.

	Price per ADS ($)

	High	Low

2000	60 3/8	40 5/8
2001(1)	60.50	42.03
2002	58.02	39.80
2003	65.44	38.52
First Quarter	45.36	38.52
Second Quarter	52.46	41.40
Third Quarter	53.38	48.80
Fourth Quarter	65.44	48.75
2004	91.15	61.72
First Quarter	68.95	61.72
Second Quarter	72.54	63.15
Third Quarter	75.17	69.22
Fourth Quarter	91.15	73.90
September	73.97	70.57
October	81.55	73.90
November	86.26	81.74
December	91.15	84.50
2005
January	90.01	85.85
February	93.02	89.15

(1)	On January 29, 2001, the NYSE started trading all listed issues in decimals instead of fractions.
      On March 7, 2005, the closing sale price per ADS on the NYSE as reported on the NYSE Composite Tape was $90.75.
TRADING ON THE FRANKFURT STOCK EXCHANGE
      The Frankfurt Stock Exchange is by far the most significant of the seven German stock exchanges. By the end of December 2004, it accounted for approximately 90 percent of the total securities orderbook turnover in Germany. As of the end of 2004, the equity securities of 6,209 corporations, including 5,393 foreign corporations, were traded on the Frankfurt Stock Exchange.
      The Exchange Council of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) approved a new segmentation of the Exchange’s equity markets on November 19, 2002, with the goal of increasing transparency, liquidity and integrity. The new structure, which took effect on January 1, 2003, consists of the Prime Standard Segment and the General Standard Segment.
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
      The market supervisory committee of each German stock exchange is responsible for maintaining market transparency and regulating price determination and stock market pricing in general. The market supervisory committee is made up of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BAFin”), the local state stock market supervisory authority and the stock market internal trading supervision and monitoring body. The Frankfurt Stock Exchange’s internal supervisory body is independently responsible for ensuring correct trading and order processing on the market, with the goal of enhancing the protection provided to investors and improving the overall integrity of the market.
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

	Price Per
	Ordinary Share		DAX 30 Index(1)

	High	Low	High	Low

	(€)		(€ in thousands)
2000	66.55	41.01	8,064.97	6,200.71
2001	64.50	64.91	6,795.14	3,787.23
2002	59.97	38.16	5,462.55	2,597.88
2003	51.74	34.67	3,965.16	2,202.96
First Quarter	42.90	34.67	3,157.25	2,202.96
Second Quarter	44.77	38.01	3,304.15	2,450.19
Third Quarter	47.72	41.90	3,668.67	3,146.55
Fourth Quarter	51.74	41.67	3,965.16	3,276.64
2004	67.06	49.27	4,261.79	3,646.99
First Quarter	56.16	49.27	4,151.83	3,726.07
Second Quarter	59.63	53.45	4,134.10	3,754.37
Third Quarter	60.83	56.85	4,035.02	3,646.99
Fourth Quarter	67.06	60.05	4,261.79	3,854.41
September	59.67	57.80	3,991.02	3,817.62
October	63.78	60.05	4,049.66	3,854.41
November	65.12	63.11	4,183.41	4,012.64
December	67.06	63.19	4,261.79	4,150.41
2005
January	68.72	65.82	4,316.40	4,201.81
February	71.70	67.27	4,402.03	4,279.97

(1)	The DAX 30 Index is a continuously updated, capital-weighted performance index of 30 German blue chip companies. E.ON represented approximately 9.99 percent of the DAX 30 Index as of March 7, 2005. In principle, the shares included in the DAX 30 Index were selected on the basis of their stock exchange turnover and their market capitalization. Adjustments of the DAX 30 Index are made for capital changes, subscription rights and dividends.
      On March 7, 2005, the closing sale price per Ordinary Share on XETRA, as reported by the Frankfurt Stock Exchange, was €68.83, equivalent to $90.91 per Ordinary Share, translated at the euro Foreign Exchange Rate as published on Reuters page EUROFX/1 on such date.

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
      In February 2002, a government commission appointed by the German Minister of Justice presented the new German Corporate Governance Code (Deutscher Corporate Governance Kodex, the “Code”), which is described in more detail below. A new Transparency and Publicity Act (Transparenz- und Publizitätsgesetz) came into effect in July 2002. A new Article 161 was also added to the Stock Corporation Act, stipulating that the board of management and supervisory board of German listed companies shall declare once a year that the recommendations of the Code have been and are being complied with, or identify which of the Code’s recommendations have not been or are not being applied. E.ON has submitted this declaration each year since 2002 as required. For more information, see “ — Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”)” below.
      E.ON has always welcomed the creation of uniform corporate governance standards. E.ON believes that the Code will make the German system of corporate governance more transparent and promote the trust of international and national investors and the general public in the management and supervision of German listed companies. Taking the Code as a basis, in 2002 E.ON reviewed its internal rules and procedures relating to shareholders’ meetings, the interaction between the Board of Management and the Supervisory Board and the transparency of its financial reporting, as well as the Company’s procedures for accounting and auditing. E.ON concluded from this review that the Company had already been following a majority of the Code’s recommenda-

tions for some time before the Code was published, reflecting E.ON’s value-oriented corporate governance principles and capital markets-oriented accounting and reporting policies. In order to promote the transparency and efficiency of the Supervisory Board’s activities, rules of procedure for the Supervisory Board were adopted on December 19, 2002 and it was decided to set up an audit committee, as well as a finance and investment committee, in addition to the already existing committees.
      Cooperation between the Board of Management and the Supervisory Board. The E.ON Board of Management manages the business of the Company, with all its members bearing joint responsibility for its decisions, in accordance with German law. The Board of Management establishes the Company’s objectives, sets its fundamental strategic direction, and is responsible for corporate policy and group organization. This includes, in particular, the management of the group and its financial resources, the development of its human resources strategy, the appointment of persons to management posts within the group and the development of its managerial staff, as well as the presentation of the group to the capital markets and to the public at large. In addition, the Board of Management is responsible for coordinating and supervising the Group’s market units in accordance with the group’s established strategy.
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
      Conflicts of Interest. In order to ensure that the Supervisory Board’s advice and oversight functions are conducted on an independent basis, no more than two former members of the Board of Management may be members of the Supervisory Board. Supervisory Board members may also not hold a corporate office or perform any advisory services for key competitors of the Company. Supervisory Board members are required to disclose any information concerning conflicts of interest to the full Supervisory Board, particularly if the conflict arises from their advising or holding a corporate office with one of E.ON’s customers, suppliers, creditors or other business partners. The Supervisory Board is required to report any conflicts of interest to the annual shareholders’ meeting and to describe how the conflicts have been handled. Any material conflict of interest of a non-temporary nature will result in the termination of the member’s appointment to the Supervisory Board. No conflicts of interest involving any members of the Supervisory Board were reported during 2004. In addition, any consulting or other service agreements between the Company and a member of the Supervisory Board require the prior consent of the full Supervisory Board. No such agreements existed during 2004.
      Members of the Board of Management are also required to promptly report conflicts of interest to the Executive Committee of the Supervisory Board and to the full Board of Management. Members of the Board of Management may only assume other corporate positions, particularly appointments to the supervisory boards of non-Group companies, with the consent of the Executive Committee. Any material transactions between the Company and members of the Board of Management, their relatives or entities with which they have close personal ties require the consent of the Executive Committee, and all transactions must be conducted on an arm’s length basis. No such transactions took place during 2004.
      The Supervisory Board Committees. The Supervisory Board has 20 members and, in accordance with the German Codetermination Act (Mitbestimmungsgesetz), is composed of an equal number of shareholder and employee representatives. It supervises the management of the Company and advises the Board of Management. The Supervisory Board has formed the following committees from among its members.
      The Executive Committee consists of four members. It prepares meetings of the Supervisory Board and advises the Board of Management on matters of general policy relating to the strategic development of the Company. In urgent cases (i.e., if waiting for the prior approval of the Supervisory Board would materially prejudice the Company), the Executive Committee decides on business transactions requiring prior approval by the Supervisory Board. The Executive Committee also performs the functions of a remuneration committee.
      In particular, the Executive Committee prepares the Supervisory Board’s personnel decisions and deals with issues of corporate governance. It reports to the Supervisory Board at least once a year on the status, effectiveness and possible ways of improving the Company’s corporate governance and on new requirements and developments in this field.
      The Audit Committee consists of four members who have special knowledge in the field of accounting or business administration. The Company believes that two of the Audit Committee’s members — Dr. Karl-Hermann Baumann and Ulrich Hartmann — meet all of the requirements for being considered an “audit committee financial expert” within the meaning of Section 407 of Sarbanes-Oxley and the rules enacted thereunder, given their extensive experience in accounting and auditing matters, including the application of U.S. GAAP.
      The Audit Committee deals in particular with issues relating to the Company’s accounting policies and risk management, issues regarding the independence of the Company’s external auditors, the establishment of auditing priorities and agreements on auditors’ fees, including E.ON’s policy for the approval of all audit and permissible non-audit services performed by the Company’s independent auditors. The Audit Committee also prepares the Supervisory Board’s decision on the approval of the annual financial statements of E.ON AG and the acceptance of the annual consolidated financial statements. It also inspects the Company’s Annual Report on Form 20-F and its quarterly reports and discusses the financial statements and the quarterly reports with the Company’s independent auditors. For additional information, see “Item 16C. Principal Accountant Fees and Services.”
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
      The Finance and Investment Committee consists of four members. It advises the Board of Management on all issues of Group financing and investment planning. It decides on behalf of the Supervisory Board on the approval of the acquisition and disposition of companies, company participations and parts of companies, as well as on finance activities whose value exceeds 1 percent of the Group’s equity, as listed in the latest consolidated balance sheet. If the value of any such transactions or activities exceeds 2.5 percent of this equity, the Finance and Investment Committee will prepare the Supervisory Board’s decision on such matters.
      Measures Relating to the Sarbanes-Oxley Act. As a company whose ADSs are listed on the NYSE, E.ON is subject to the U.S. federal securities laws and the jurisdiction of the U.S. securities regulator, the SEC. In particular, E.ON is subject to the provisions of Sarbanes-Oxley. The aim of Sarbanes-Oxley is to increase the monitoring, quality and transparency of financial reporting in light of recent corporate and accounting scandals in the United States, and its provisions generally apply to both U.S. and non-U.S. issuers with securities listed in the United States. E.ON has complied with all of the Sarbanes-Oxley requirements currently applicable to the Company. See “Item 15. Controls and Procedures”, “Item 16A. Audit Committee Financial Expert”, “Item 16B. Code of Ethics”, “Item 16C. Principal Accountant Fees and Services”, “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and the certifications appearing as exhibits at the end of this annual report. E.ON has instituted the following measures to improve further the transparency of its corporate governance and financial reporting:

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

      The SEC has adopted rules under Section 404 of Sarbanes-Oxley that will require management of a public company to assess annually the effectiveness of the company’s internal control over financial reporting and to report its assessment in the company’s annual report. Under the current rules applicable to E.ON, the first internal control report will be required for the year ended December 31, 2006. To ensure compliance with these requirements, E.ON launched a “SOA 404 Readiness” project in 2003 under the supervision of the Board of Management. The project provides a standardized methodology to document, evaluate and test relevant key controls, and to provide for the remediation of control deficiencies. E.ON adopted the Internal Control — Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO framework”) as a suitable framework to evaluate the effectiveness of its internal controls. In 2004, the project was rolled out to all market units and fully consolidated non-core activities. By the end of 2004, the project was implemented at all significant companies/locations within the E.ON Group. The project covers all business processes, including company-wide control standards, that have an impact on the reliability of E.ON’s financial reporting.

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
      Dividends. Dividends in respect of Ordinary Shares are declared once a year at the annual general meeting of shareholders. For each fiscal year, the Board of Management approves E.ON AG’s unconsolidated financial statements and submits them together with a proposal regarding the distribution of profits to the Supervisory Board for its approval. After examining the financial statements and proposal for profit distribution, the Supervisory Board presents a report in writing at the annual general shareholders’ meeting. On the basis of the Supervisory Board’s report, the shareholders vote on the Board of Management’s proposal regarding the disposition of all unappropriated profits, including the amount of net profits to be distributed as a dividend. E.ON’s shareholders participate in the distribution of dividends of the Company in proportion to their ownership of the outstanding share capital. Prior to dissolution of E.ON AG, the only amounts that may be distributed to shareholders under the Stock Corporation Act are the distributable profits (Bilanzgewinn).

      Notice of the dividends to be paid will be published in the electronic form of the German Federal Official Gazette (elektronischer Bundesanzeiger). For further information regarding E.ON dividends, see “Item 3. Key Information — Dividends” and “Item 8. Financial Information — Dividend Policy.”
      Voting Rights. Each Ordinary Share entitles its holder to one vote. The members of the Supervisory Board are each elected for the same fixed term of approximately five years; they are not elected at staggered intervals. Cumulative voting is not permitted under German law. E.ON AG’s Articles of Association require that resolutions of shareholders’ meetings be adopted by a simple majority of votes and, in certain circumstances, by a simple majority of the share capital of the Company, unless a higher vote is required by German law. Under German law, certain corporate actions require approval by 75 percent of the shares represented at the shareholders’ meeting at which the matter is proposed. Such actions include, among others:

•	amending the articles of association to alter the objects and purposes of the company;

•	increasing or reducing the share capital;

•	excluding preemptive rights of shareholders to subscribe for new shares;

•	dissolving the corporation;

•	merging the corporation into, or consolidating the corporation with, another company;

•	transferring all or virtually all of the corporation’s assets; and

•	changing corporate form.
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

Shareholders’ Meetings
      The annual general meeting of shareholders is convened by E.ON’s Board of Management or, when required by law, by its Supervisory Board, and must be held during the first eight months of the fiscal year. In addition, an extraordinary meeting of the shareholders may be called by the Board of Management, the Supervisory Board or shareholders owning in the aggregate at least 5 percent of the Company’s issued share capital. There is no minimum quorum requirement for shareholder meetings. Each shareholder may be represented by a proxy by means of a written power of attorney. In Germany, non-institutional shareholders typically deposit their shares with a German bank (Depotbank). Such a bank may exercise the voting rights in relation to the deposited shares only if authorized to do so by a proxy of the shareholder. Such proxies are revocable at any time. If a shareholder giving a proxy does not give the bank instructions on how to exercise the voting rights, the bank will exercise the voting rights in accordance with its own proposals as previously communicated to the shareholder. Holders of

ADSs may vote their shares by proxy by signing and returning the proxy card mailed to them by JPMorgan Chase Bank N.A. (the “Depositary”) in advance of the meeting. The Depositary will, to the extent permitted by law, the Articles of Association and the provisions of the ADSs, vote or cause to be voted all ADSs for which it receives signed proxies by the applicable record date.
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
      Notice of any shareholders’ meeting, including an agenda describing items to be voted upon, shall be published in the electronic form of the German Federal Official Gazette (elektronischer Bundesanzeiger) and in one other major daily German newspaper no later than one month before the deadline for depositing shares as described below. Holders of ADRs will be notified of any shareholders’ meeting by the Depositary.
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

Disclosure of Shareholdings
      E.ON AG’s Articles of Association do not require shareholders to disclose their shareholdings. The Securities Trading Act which became effective on January 1, 1995 requires each investor whose investment in a German corporation (including E.ON AG) listed on organized markets of a German, European Union or European Economic Area stock exchange reaches, passes or falls below 5 percent, 10 percent, 25 percent, 50 percent or 75 percent of the voting rights of such corporation to notify such corporation and BAFin promptly in writing, but in any event within seven calendar days. Failure of a shareholder to notify the company will, for so long as such failure continues, disqualify such shareholder from exercising the voting rights attached to his shares. In connection with this requirement, the Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the shares.
      Additionally, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) requires the publication of the acquisition of “control,” which is defined as the holding of at least 30 percent of the voting rights in a target company, within seven days.
      The Securities Trading Act also requires the reporting of certain directors’ dealings. According to the Act, persons discharging managerial responsibilities within a publicly-traded issuer have to notify both the issuer and the German Federal Financial Supervisory Authority about their transactions relating to the issuer’s shares and derivatives or other financial instruments linked to those shares. Certain persons closely associated with these managers, for example spouses, dependent children, or other relatives sharing the same household, are under the same obligation. Similarly, the reporting obligation also applies to legal entities, trusts and partnerships that are managed or controlled by any such manager or associated person, or that are set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person. There is no notification obligation until the total amount of transactions of a covered manager and all his or her associated persons is at least €5,000 during any calendar year. The issuer is obliged to publish all notifications it receives on its website; E.ON made available all such disclosure received during 2004 on its website. Material appearing on the website is not incorporated by reference in this annual report.

Changes in Capital
      Under German law, share capital may be increased in consideration of contributions in cash or in kind. To prepare such capital increase, the company may establish authorized capital (Genehmigtes Kapital) or conditional capital (Bedingtes Kapital). Authorized capital provides a company’s board of management with the flexibility to issue new shares for a period of up to five years. Conditional capital allows the board of management to issue new shares for specified purposes, including employee stock option plans, mergers and the issuance of shares upon conversion of bonds with warrants and convertible bonds. Capital increases and the establishment of authorized or conditional capital require an amendment to the articles of association approved by 75 percent of the issued shares present at the shareholders’ meeting at which the increase is proposed. The board of management must also obtain the approval of the supervisory board before issuing new shares. Likewise, the share capital may be reduced. This requires shareholders’ authorization passed by at least 75 percent of the share capital represented at the shareholders’ meeting. If those shares are to be canceled, an additional resolution of the board of management approved by the supervisory board to amend the articles of association to take into account the reduction in share capital is required. E.ON AG’s Articles of Association do not contain conditions regarding changes in the share capital that are more stringent than German law requires.
      Authorized and Conditional Capital. Subject to the approval of the Supervisory Board, the Board of Management is authorized:

•	To increase the Company’s capital stock by a maximum of €180,000,000 through the one-time or repeated issuance of new Ordinary Shares in return for cash contributions until May 25, 2005. E.ON shareholders have pre-emptive rights with respect to the issuance of these authorized shares, though their rights may be excluded by the Board of Management, subject to approval by the Supervisory Board, under certain circumstances set forth in the Articles of Association.

•	To increase the Company’s capital stock by a maximum of €150,392,201 through the one-time or repeated issuance of new Ordinary Shares in return for contributions in kind until May 25, 2005. Subject to approval by the Supervisory Board, E.ON shareholders have no pre-emptive rights with respect to these authorized shares.

•	To increase the Company’s capital stock by a maximum of €180,000,000 through the one-time or repeated issuance of new Ordinary Shares in return for cash contributions until May 25, 2005. E.ON shareholders generally have pre-emptive rights with respect to the issuance of these authorized shares, though their rights may be excluded by the Board of Management, subject to approval by the Supervisory Board, under certain circumstances set forth in the Articles of Association.
      Also pursuant to its Articles of Association, E.ON’s capital stock has been conditionally increased by up to €175,000,000. This conditional increase may be implemented only to the extent that holders of conversion rights or obligations or option rights issued under a program authorized by the E.ON shareholders on April 30, 2003 exercise their conversion or option rights or to the extent that the increase is necessary for the fulfillment of conversion obligations and no own shares are used for servicing.
      For more information regarding the Company’s capital stock, see Note 17 of the Notes to Consolidated Financial Statements.
      Share Buyback. In 2002, E.ON purchased 241,523 Ordinary Shares in the market and distributed 503,434 Ordinary Shares to employees in connection with existing employee share purchase plans. In 2003, E.ON purchased 969 Ordinary Shares in the market and an additional 240,000 Ordinary Shares from a subsidiary and distributed 244,796 Ordinary Shares from treasury stock to its employees in connection with existing employee share purchase plans. In 2004, E.ON purchased 212,135 Ordinary Shares in the market and distributed 240,754 Ordinary Shares from treasury stock to its employees in connection with existing plans, as well as 320 Ordinary Shares to certain former shareholders of Gelsenberg AG (“Gelsenberg”) as described in “Item 16E. Purchases of

Equity Securities by the Issuer and Affiliated Purchasers.” Pursuant to shareholder resolutions approved at the annual general meeting of shareholders held on April 28, 2004, the Board of Management is authorized to buy back up to 10 percent of E.ON AG’s outstanding share capital through October 28, 2005. For additional details on this share buyback plan and the share repurchases in 2004, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” See also Note 17 of the Notes to Consolidated Financial Statements.
      Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”)
      Corporate governance principles for German stock corporations (Aktiengesellschaften) are set forth in the Stock Corporation Act, the Co-Determination Act and the German Corporate Governance Code. E.ON believes the following to be the significant differences between German corporate governance practices, as E.ON has implemented them, and those applicable to U.S. companies under NYSE listing standards, as set forth in Section 303A of the NYSE Manual.
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
      The Code contains three types of provisions. First, the Code describes and summarizes the existing statutory, i.e., legally binding, corporate governance framework set forth in the Stock Corporation Act and in other German laws. Those laws — and not the incomplete and abbreviated summaries of them reflected in the Code — must be complied with. The second type of provisions are “recommendations”. While these are not legally binding, §161 of the Stock Corporation Act requires that a German stock corporation listed on a stock exchange in the European Union or European Economic Area must issue an annual compliance report stating which of these Code recommendations, if any, are not being applied. The third and final type of Code provisions comprises “suggestions” which issuers may choose not to adopt without making any related disclosure. The Code contains a significant number of such suggestions, covering almost all of the core areas of corporate governance it addresses.
      E.ON issued its annual compliance report for 2004 on December 16, 2004. E.ON’s report notes that it has complied with all of the legally binding provisions of the Code, as well as with all of its recommendations, other than those relating to directors’ and officers’ insurance (the Code recommends that such policies include a deductible, E.ON’s does not) and the disclosure of individual compensation data for the members of the board of management and supervisory board (E.ON will disclose such information on an individual basis only from 2005 (covering fiscal 2004) onwards). Neither of these points is expressly addressed by the NYSE listing standards applicable to U.S. companies. A copy of the complete compliance report is available on E.ON’s website at www.eon.com. Information appearing on the website is not incorporated by reference into this annual report.
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
      E.ON’s Audit Committee is Not Subject to All of the Requirements the NYSE Manual Applies to U.S. Companies. E.ON’s Audit Committee is not subject to requirements similar to those applied to

U.S. companies under Section 303A.02 or Section 303A.07 of the NYSE Manual. These requirements include an affirmative determination that audit committee members are “independent” according to stricter criteria than those set forth in Rule 10A-3 as applicable to foreign private issuers, the adoption of an annual performance evaluation, and the review of an auditor’s report describing internal quality-control issues and procedures and all relationships between the auditor and the corporation. The Code requires that the supervisory board and the audit committee monitor the work of the independent auditors and receive reports from the auditors on their activities. However, these reporting requirements are not as detailed as those set forth in Section 303A.07 of the NYSE Manual.
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
      Section 303A.02 of the NYSE Manual also imposes independence requirements on members of audit committees of U.S. companies that are more stringent than those set forth in Rule 10A-3, requiring, for instance, that any director who is an employee of an issuer will not be considered independent until three years after the end of such employment relationship. E.ON’s Audit Committee, in accordance with the requirements of the Co-Determination Act (and as permitted by Rule 10A-3, as applicable to foreign private issuers), includes two current employees, neither of whom is an executive officer, as well as the former chairman of E.ON’s Board of Management, who retired from E.ON’s Board of Management in May 2003.
MATERIAL CONTRACTS
      In May 2002, in connection with E.ON’s acquisition of Ruhrgas, E.ON reached a definitive agreement with RAG to acquire RAG’s more than 18 percent interest in Ruhrgas and to sell E.ON’s majority interest in Degussa to RAG. The arrangement provides for joint control of Degussa by E.ON and RAG. See also “Item 4. Information on the Company — History and Development of the Company — Ruhrgas Acquisition.” An English translation of the Framework Agreement between RAG AG, RAG Beteiligungs-GmbH, RAG Projektgesellschaft mbH and EBV Aktiengesellschaft, and E.ON AG, Chemie Verwaltungs AG and E.ON Vermögensanlage GmbH has been incorporated by reference as an exhibit to this annual report.
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
TAXATION OF GERMAN CORPORATIONS
      Profits earned by a German resident corporation are subject to a uniform corporate income tax rate of 25 percent. German resident corporations are also subject to a solidarity surcharge equal to 5.5 percent of their corporate income tax liability. The aggregate corporate income tax and solidarity surcharge amount to 26.375 percent. For a transition period, the distribution of profits earned under the former imputation system may increase or decrease the corporate tax liability. In addition to these taxes, profits of a German resident corporation are subject to a municipal trade income tax. This tax is levied at rates set by each municipality in which the corporation maintains a business establishment. The municipal trade income tax is an allowable deduction for corporate income and municipal trade income tax purposes.
TAXATION OF DIVIDENDS
      The Company is generally required to withhold tax on dividends in an amount equal to 20 percent of the gross amount paid to resident and non-resident stockholders. There is a 5.5 percent solidarity surcharge on the German withholding tax on dividend distributions paid by the Company. The surcharge amounts to 1.1 percent (5.5 percent × 20 percent) of the gross dividend amount. This results in an aggregate withholding rate of 21.1 percent. A full refund of this surcharge and partial refund of the withholding tax can be obtained by U.S. Holders under the Income Tax Treaty. In the case of any U.S. Holder, other than a U.S. corporation owning ADSs or Ordinary Shares representing at least 10 percent of the voting stock of the Company, the German withholding tax is refunded to reduce such tax to 15 percent of the gross amount of the dividend.
      The gross amount of dividends received by a U.S. Holder (including the additional dividend associated with the treaty refund and amounts withheld in respect of German withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual U.S. Holder generally will be subject to U.S. taxation at a maximum rate of 15 percent in respect of dividends received before 2009 if the dividends are “qualified dividends.” Dividends that the Company pays will be treated as qualified dividends if (1) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), and (2) for dividends paid in the 2004 taxable year, was not a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”) in 2003 or 2004. Based on the Company’s audited consolidated financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on the Company’s audited consolidated financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its 2005 taxable year. German withholding tax at the 15 percent rate provided under the Income Tax Treaty will be treated as a foreign income tax that, subject to applicable limitations under U.S. tax law, is eligible for credit against a U.S. Holder’s U.S. federal income tax liability or, at the holder’s election, may be deducted in computing taxable income. Thus, for a declared dividend of $100, a U.S. Holder would be deemed to have paid German taxes of $15. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.
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
REFUND PROCEDURES
      Individual claims for refund are made on a special German form, which must be filed with the German tax authorities: Bundesamt für Finanzen, 53221 Bonn, Germany. Copies of the required form may be obtained from the German tax authorities at the same address, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road N.W., Washington D.C. 20007-1998; alternatively, a download of the required form can be

found on the internet under www.bff-online.de/ Steuer  Vordrucke/ KSt   KapSt/ AntragErstattungKapE  USA.pdf. Information appearing on the website is not incorporated by reference into this annual report.
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
      Under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren), a broker which is registered as a participant in the electronic data exchange procedure with the Bundesamt für Finanzen may file a collective refund claim on behalf of all of the U.S. Holders for whom it holds ADSs or Ordinary Shares in custody by sending the relevant data either on CD-ROM or magnetic tape to the Bundesamt für Finanzen. The electronic application must include the name, address and U.S. tax identification number of each U.S Holder, as well as the security identification number for the relevant security, the day of the distribution, the gross dividend amount, the amount of tax withheld and the amount of the refund. Unlike an individual refund claim, a collective refund claim transmitted by electronic data exchange need not include official certifications on IRS Form 6166 or original bank vouchers (or certified copies thereof) documenting the tax withheld. The transmitted data may be used by the German tax authorities for administrative exchange of information between Germany and the United States.
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
      Upon a sale or other disposition of ADSs or Ordinary Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADSs or Ordinary Shares. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the ADSs or Ordinary Shares exceeds one year. The net amount of long-term capital gain recognized by an individual U.S. Holder generally is subject to taxation at a minimum rate of 15 percent for gains recognized on or after May 6, 2003 and ending on or before December 31, 2008. Deposits and withdrawals of Ordinary Shares in exchange for ADSs will not result in realization of gain or loss for U.S. federal income tax purposes.
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

Risk Identification and Analysis
      In the normal course of business, the Company is exposed to foreign currency risk, interest rate risk, commodity price risk, share price risk, and counterparty (or repayment) risk. These risks create volatility in equity, earnings and cash flows from period to period. The Company makes use of derivative instruments generally in order to manage currency risk, interest rate risk and commodity price risk. Foreign exchange and interest rate derivatives held by the Company are used only for hedging purposes. The market units of the core energy business also engage in the trading of energy-related commodity derivatives, subject to established guidelines for risk management. See “— Commodity Price Risk Management” below and “Item 4. Information on the Company — Business Overview — Central Europe — Trading” and “— U.K. — Energy Trading.” In its hedging and trading activities, the Company generally utilizes established and widely-used derivative instruments for which significant liquidity exists. The Company’s comprehensive framework for risk management includes general risk management guidelines for the use and evaluation of derivative instruments that are in place on all group levels of the Company.
      As part of its risk management system, the Company utilizes instruments such as interest rate swaps, interest rate/cross currency swaps, interest rate options, foreign exchange forward contracts, cross currency swaps, foreign exchange options, commodity forwards, commodity swaps, commodity futures and commodity options, seeking to reduce its risk exposure by entering into offsetting market positions.
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

Foreign Exchange and Interest Rate Risk Management Principles
      The Company’s Corporate Treasury, which is primarily responsible for entering into derivative foreign exchange and interest rate contracts for the Group and its companies, acts as a service center for the Company and not as a profit center. With E.ON AG’s approval, individual Group companies may also hedge their currency and interest rate risks directly with third parties in exceptional cases.
      In 2004, the Company implemented a new Group-wide treasury, risk management and reporting system which incorporates all relevant functions, including those of the Corporate Treasury, Back Office and Financial Controlling units, so as to create a systematic, integrated and constantly-updated financial risk management system. This reporting system is designed to provide for the systematic and consistent identification and analysis of the Company’s overall financial and market risks with regard to liquidity, currencies and interest rates. The system is also used to determine, analyze and monitor the Company’s short- and long-term financing and investment requirements and market and counterparty risks arising from short- and long-term deposits and hedging transactions.
      The range of actions, responsibilities and financial reporting procedures to be followed by each Group company are outlined in detail in the Company’s internal financial guidelines. The individual subgroup headquarters have enacted their own guidelines for financial risk management within the limits established by the Group’s financial guidelines. To ensure efficient risk management at E.ON AG, the Corporate Treasury, Back Office and Financial Controlling departments are organized as strictly separate units. Standard software is employed in processing relevant business transactions. The Financial Controlling department is charged with providing continuous and independent risk management. It prepares operational financial plans, calculates market price and counterparty risks, and evaluates financial transactions. The Financial Controlling department reports to management at regular intervals on the Group’s liquidity, foreign exchange, interest rate and commodity price market risks and counterparty risks. Those subsidiaries that make use of external hedging transactions with third parties have similar organizational and reporting arrangements in place.

Foreign Exchange Rate Risk Management
      Due to the international nature of certain of its business activities, the Company is exposed to foreign exchange risk related to sales, assets, receivables and liabilities denominated in currencies other than the euro, net investments in foreign operations and anticipated foreign exchange payments. Of the Company’s consolidated revenue in 2004, 2003 and 2002, approximately 35 percent, 34 percent and 36 percent, respectively, arose due to transactions with customers which were not located in member states of the EMU, and therefore exposed the Company to foreign exchange rate risk. The Company’s exposure results principally from transactions in United States dollars, British pounds, Norwegian krona and Swedish krona and from net investments in foreign operations whose functional currencies are U.S. dollars, British pounds and Swedish krona. As of December 31, 2004, the Company had in place hedging transactions with respect to each of these currencies.
      In accordance with E.ON’s hedging policy, macro-hedging transactions relating to currency risks are generally completed for periods of up to 36 months. Under certain circumstances the hedging horizon is longer. Macro-hedging transactions comprise a number of individual underlying transactions that have been grouped together and hedged as an individual unit.
      The principal derivative financial instruments used by E.ON to cover foreign currency exposures are foreign exchange forward contracts, cross currency swaps, interest rate cross currency swaps and currency options. As of December 31, 2004, the E.ON Group had entered into foreign exchange forward contracts with a nominal value of €9.6 billion, cross currency swaps with a nominal value of €18.7 billion, interest rate cross currency swaps with a nominal volume of €0.5 billion and currency options with a nominal value of €1.2 billion.
      Market risks for foreign exchange derivatives consist of the positive and negative changes in net asset value that result from fluctuations of the relevant currencies on relevant financial markets. The market values of derivative financial instruments are calculated by comparing all relevant price components of a transaction at the time of the deal with those prevailing on the valuation date. The relevant parameters used to calculate the potential change in market value are the contract amount and the contractual forward-exchange rate. In line with international banking standards, market risk has been calculated using the value-at-risk method on the basis of RiskMetrics data and the Group-wide treasury, risk management and reporting system. The “value-at-risk” is equal to the maximum potential loss from derivative positions that could be realized within the following business day, based on empirical standard deviations using a confidence interval of 99 percent. Correlations between individual instruments are considered within the calculations; the risk of a portfolio is generally lower than the sum of its individual risks.
      The market risk analysis of the Company’s foreign exchange derivatives by transaction and maturity as of December 31, 2004 and December 31, 2003 is summarized in the following table.

Total Volume of Foreign Currency Derivatives as of December 31, 2004 and December 31, 2003

	December 31, 2004				December 31, 2003

	Nominal	Fair	Value-	Stress	Nominal	Fair	Value-	Stress
	Value	Value	at-Risk	Test	Value	Value	at-Risk	Test

	(€ in millions)
FX forward transactions
Buy	4,238.2	(41.3)	11.0	33.0	2,149.5	(142.5)	12.8	38.4
Sell	5,328.6	134.2	11.8	35.4	4,789.8	174.6	17.3	51.9
FX currency options
Buy	782.7	46.7	1.3	3.9	425.4	14.6	0.0	0.0
Sell	422.2	(36.4)	0.4	1.2	17.5	0.0	0.0	0.0

Subtotal	10,771.7	103.2	3.1	9.3	7,382.2	46.7	7.5	22.5

(Remaining maturities)
Cross currency swaps
up to 1 year	499.1	(7.0)	2.3	6.9	376.1	(25.1)	2.3	6.9
1 year to 5 years	11,033.7	484.2	33.4	100.2	3,464.8	251.1	27.3	81.9
more than 5 years	7,163.8	236.3	12.0	36.0	7,304.6	188.9	39.9	119.7
Interest rate/cross currency swaps
up to 1 year	102.3	1.4	0.5	1.5	51.1	(0.7)	0.3	0.9
1 year to 5 years	125.0	12.1	0.5	1.5	227.3	17.4	1.4	4.2
more than 5 years	297.4	(38.5)	2.5	7.5	297.4	(3.2)	5.0	15.0

Subtotal	19,221.3	688.5	44.9	134.7	11,721.3	428.4	60.1	180.3

Total	29,993.0	791.7	44.6	133.8	19,103.5	475.1	66.5	199.5

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
      The increase in the nominal value and market risk of foreign exchange currency derivatives at December 31, 2004 compared with year-end 2003 is primarily due to increased exposure at the Pan-European Gas market unit, the impact of the decline in the value of the U.S. dollar and new intra-Group loans in non-Euro currencies that are fully hedged.

      The value-at-risk amounts presented here disregard the possibility that foreign exchange rates can move in the Company’s favor. The assumption within the value-at-risk model is that all changes in foreign exchange rates are adverse. It is highly unlikely that the Company would experience continuous daily losses such as these over an extended period of time.

Interest Rate Risk Management
      Several line items on the Group’s balance sheet and associated financial derivatives bear fixed interest rates, and are therefore subject to changes in fair value resulting from changes in market rates. The Company also faces a similar risk with regard to balance sheet items and associated financial derivatives bearing floating rates, as changes in interest rates will affect the Company’s cash flows. The Company seeks to maintain a desired mix of floating-rate and fixed rate debt in its overall debt portfolio. The Company uses interest rate swaps and interest rate options to allow it to diversify its sources of funding and to reduce the impact of interest rate volatility on its financial condition.
      Financial derivatives are also used to realize time congruent hedging of interest rate risks. E.ON’s policy provides that macro-hedging transactions can be concluded for periods of up to five years to cover interest rate risks. For micro-hedging purposes, any adequate term is allowed for individual hedges of foreign exchange and interest rates. However, where possible with an adequate cost benefit ratio the Company applies hedge accounting under SFAS 133 to its interest rate derivatives.
      The principal derivative financial instruments used by E.ON to cover interest rate risk exposures are interest rate swaps and interest rate options. As of December 31, 2004, the E.ON Group had entered into interest rate swaps with a nominal value of €6.9 billion and interest rate options with a nominal value of €0.7 billion.
      Market risks for interest rate derivatives are calculated in the same manner as those for foreign exchange instruments, as discussed in detail under “— Foreign Exchange Rate Risk Management” above.
      The market risk analysis of the Company’s interest rate derivatives by transaction and maturity as of December 31, 2004 and December 31, 2003 is summarized in the following table.

Total Volume of Interest Rate Derivatives as of December 31, 2004 and December 31, 2003

	December 31, 2004				December 31, 2003

	Nominal	Fair	Value-	Stress	Nominal	Fair	Value-	Stress
	Value	Value	at-Risk	Test	Value	Value	at-Risk	Test

	(€ in millions)
	(Remaining maturities)
Interest rate swaps fixed-rate payer
up to 1 year	371.0	(5.4)	0.1	0.3	315.1	(2.6)	0.7	2.1
1 year to 5 years	2,092.5	(107.9)	3.1	9.3	1,567.5	(49.8)	10.8	32.4
more than 5 years	373.3	(36.6)	0.8	2.4	1,283.9	(64.4)	11.8	35.4
fixed-rate receiver
up to 1 year	23.3	0.3	0.0	0.0	47.6	0.4	0.3	0.9
1 year to 5 years	3,914.0	100.6	10.4	31.2	99.7	8.9	0.7	2.1
more than 5 years	147.0	4.5	0.5	1.5	1,450.1	83.7	12.5	37.5

Subtotal	6,921.1	(44.5)	6.7	20.1	4,763.9	(23.8)	11.6	34.8

Interest rate options Buy up to 1 year	554.6	(7.2)	0.1	0.3	—	—	—
1 year to 5 years	—	—	—	—	220.3	0.1	0.2	0.6
more than 5 years	—	—	—	—	—	—	—	—
Sell up to 1 year	110.9	(2.0)	0.0	0.0	—	—	—
1 year to 5 years	—	—	—	—	220.3	(4.0)	2.4	7.3
more than 5 years	—	—	—	—	—	—	—	—

Subtotal	665.5	(9.2)	0.2	0.6	440.6	(3.9)	2.6	7.8

Total	7,586.6	(53.7)	6.7	20.1	5,204.5	(27.7)	14.2	42.6

      The market risk table shows the outstanding nominal values and fair values of interest rate derivatives before any economic hedging correlations are assigned between hedging contracts and booked transactions. In fact, all of the Group’s interest rate derivatives are assigned to a balance sheet item.
      The increase in the nominal value and market risk of interest rate derivatives at December 31, 2004 compared with year-end 2003 is primarily due to new interest rate swaps entered into in order to reduce the effective maturity profile of the financial liabilities portfolio.
      A sensitivity analysis was performed on the Group’s interest bearing short- and long-term capital investments and borrowings, including interest rate derivatives. The aggregate hypothetical loss in fair value on all financial instruments and derivative instruments that would have resulted from a 100 basis-point shift in the interest rate structure curve would change the interest rate portfolio’s market value by €9 million (2003: €811 million) as of the balance sheet date. The market risk according to the value-at-risk model amounted to €62 million as of December 31, 2004 (2003: €35 million).

Commodity Price Risk Management
      E.ON is also exposed to risks resulting from fluctuations in the prices of commodities and raw materials. Hedging transactions with respect to commodity-related risks of notable scope are now conducted only by the market units.
      The principal derivative financial instruments used by E.ON to cover commodity price risk exposures are electricity, gas, coal and oil swaps and forwards, electricity options and exchange-traded electricity future and option contracts.
      Derivative financial instruments are used by the market units of the core energy business to hedge the impact of electricity, gas, coal and oil price fluctuations and to enable the market units to better make use of their own power generating capacities and power and gas distribution and sales capabilities. To a limited extent, proprietary trading is conducted with the goal of improving operating results within defined limits in specified markets. The proprietary trading limits are established and monitored by a board independent from the trading operations. Limits used on hedging and proprietary trading activities mainly include value- and profit-at-risk numbers, as well as volume, stop loss and credit limits. Additional key elements of the risk management system are a set of Group-wide commodity risk guidelines, the clear division of duties between trading, settlement and control, as well as the risk reporting system, which is independent from the trading operations.
      As of December 31, 2004, the E.ON Group had entered into electricity, gas, coal, oil and emissions derivative instruments with a nominal value of €25.3 billion (2003: €18.4 billion). The increase in nominal value compared with year-end 2003 reflected higher price levels, as well as increased commodities-related activity at all market units.
      The fair value of commodity trading transactions for which E.ON has not established economic hedging conditions involving booked or contractually agreed upon or planned underlying transactions amounted to negative €25.2 million as of December 31, 2004 (2003: negative €34.3 million). A hypothetical 10 percent change in underlying raw material and commodity prices would cause the market value of these commodity trading transactions to decline by €14 million (2003: €28 million).

Counterparty Risk From the Use of Derivative Financial Instruments
      Counterparty risk consists of potential losses that may arise from the non-fulfillment of contractual obligations by individual counterparties. With respect to derivative transactions, counterparty risk is equivalent to the replacement cost incurred by covering the open position in the event of counterparty default. Only transactions with a positive market value for E.ON are exposed to this risk. The Company’s counterparties for derivatives include financial institutions, commodity exchanges, energy distribution companies and broker-dealers, and other entities that satisfy E.ON’s credit criteria. The credit worthiness of all counterparties that are involved in electricity-, gas-, coal-, oil- and emissions-related derivatives with E.ON are thoroughly checked and monitored on a regular basis. In cases where E.ON enters into long-term currency and interest rate derivatives collateral is required, as it is in cases of commodity derivative transactions with counterparties with lower credit ratings. Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be netted. Exchange-traded electricity future and option contracts with a nominal value of €4,593 million as of December 31, 2004 (2003: €1,760 million) are liquid instruments and do not bear individual counterparty risk. The Company’s counterparty risk with respect to derivatives amounts to €3,000 million as of December 31, 2004 (2003: €2,332 million). The increased credit risk as of year-end 2004 reflects the fact that the market value of derivatives used to hedge foreign currency and interest rate risks has risen due to foreign exchange rate and interest rate movements. Commodity prices have risen as well, increasing the credit risks associated with certain commodity transactions. Not all counterparties are rated by Standard & Poor’s and/or Moody’s; for these unrated counterparties thorough credit limit checks and credit risk evaluation systems are installed and collateral is sometimes required. E.ON’s Group-wide credit risk management system and credit risk management guidelines are designed to assure thorough and uniform credit worthiness analysis for all counterparties. Significant Group-wide limits and risks are identified and their credit risk exposures are regularly monitored and reported to the E.ON risk committee. The credit risk management system incorporates information on all counterparty risks resulting from commodity trading transactions and financial transactions in the area of deposits, interest rate and foreign exchange risks.
      E.ON’s contractual ability to net transactions with positive and negative market values with any defaulting counterparty is not reflected in the figures presented in the prior paragraph, regardless of whether the counterparty is rated or unrated, causing the credit risk to appear greater than it is in actuality. In addition, the value of collateral posted by counterparties is not taken into account in calculating such figures.

Item 12.	Description of Securities other than Equity Securities.
      Not applicable.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.
      None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.
      None.

Item 15.	Controls and Procedures.
      The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures as of the end of the period covered by this report were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. There were no changes in the Company’s internal control over financial reporting that occurred during 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
      For more information on E.ON’s compliance with these requirements, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance.”

Item 16A.	Audit Committee Financial Expert.
      E.ON’s Supervisory Board has determined that the Company’s Audit Committee currently includes two members who qualify as an “Audit Committee Financial Expert” within the meaning of this Item 16A: Dr. Karl-Hermann Baumann and Ulrich Hartmann.

Item 16B.	Code of Ethics.
      E.ON has adopted a special Code of Ethics for the Chief Executive Officer, the Chief Financial Officer and its senior financial officers. The Company has published the text of this Code of Ethics on its corporate website at www.eon.com. Material appearing on this website is not incorporated by reference into this annual report. If E.ON amends the provisions of this Code of Ethics or grants any waiver of such provisions, it will disclose such amendment or waiver on its website at the same address.

Item 16C.	Principal Accountant Fees and Services.
      In January 2003, the SEC adopted rules requiring disclosure of fees billed by a public company’s independent auditors in each of the company’s two most recent fiscal years.
      The following table sets forth the fees billed to the Company for professional services by its principal independent auditor, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“PwC”), during the fiscal years 2004 and 2003:

	Year ended	Year ended
Type of Fees	December 31, 2004	December 31, 2003

	(€ in millions)
Audit Fees	41.4	31.3
Audit-Related Fees	11.4	4.8
Tax Fees	1.7	1.8
All Other Fees	4.8	1.6

Total	59.3	39.5

Audit Committee Pre-Approval Policies
      In accordance with German law, E.ON’s independent auditors are appointed by the annual general meeting of shareholders based on a recommendation of E.ON’s Supervisory Board. The Audit Committee of the Supervisory Board prepares the board’s recommendation on the selection of the independent auditors. Subsequent to the auditor’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the auditors’ independence. On April 28, 2004, the annual general meeting of shareholders appointed PwC to serve as the Company’s independent auditors for the 2004 fiscal year.
      In order to assure the integrity of independent audits, in May 2003 E.ON’s Audit Committee established a policy to approve all audit and permissible non-audit services provided by E.ON’s independent auditors prior to the auditors’ engagement. As part of the approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by E.ON’s independent auditors. Compliance with these policies is audited and monitored by the Audit Committee on a quarterly basis. Under the policies, the Company’s independent auditors are not allowed to perform any non-audit services which may impair the auditors’ independence under the SEC’s rules. Furthermore, the Audit Committee has limited the aggregate amount of non-audit fees payable to PwC during a fiscal year to a maximum of 40 percent of all fees.

      In 2004, the Audit Committee pre-approved the performance by PwC of material services, mainly including the following:

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
      Services that are not included in one of the categories listed above or in the Audit Committee’s catalogue of pre-approved services require specific pre-approval of the Audit Committee. An approval may not be granted if the service falls into a category of services not permitted by current law or if it is inconsistent with maintaining auditor independence, as expressed in the rules promulgated by the SEC.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
      The following table provides information on Ordinary Shares purchased by the Company in 2004:

			Total Number of	Maximum Number of
			Shares Purchased as	Shares that may yet
	Total Number of	Average Price Paid	Part of the Share	be Purchased under the
	Shares Purchased	per Share in €	Buyback Plan	Share Buyback Plan
2004	(a)	(b)	(c)	(d)

Jan. 1-31	—	—	—	33,226,401
Feb. 1-29	—	—	—	33,226,401
Mar. 1-31	—	—	—	33,226,401
Apr. 1-30	—	—	—	33,226,401
May 1-31	—	—	—	33,226,424
Jun. 1-30	—	—	—	33,253,416
Jul. 1-31	—	—	—	36,350,721
Aug. 1-31	200,000	57.73	—	36,153,049
Sep. 1-30	—	—	—	36,153,062
Oct. 1-31	—	—	—	36,153,075
Nov. 1-30	12,135	64.08	—	36,353,096
Dec. 1-31	—	—	—	36,353,403

Total	212,135	58.08	—

(a)	211,815 Ordinary Shares were purchased for the Company’s employee share purchase programs and 320 Ordinary Shares were purchased in order to meet conversion claims of former Gelsenberg AG shareholders. Gelsenberg AG was merged into the former VEBA AG in 1978; its shareholders had the option to receive VEBA shares or cash against delivery of their Gelsenberg shares. In November 2004, some former Gelsenberg AG shareholders presented Gelsenberg shares requesting an aggregate of 320 E.ON shares. All of these purchases were made in the market.

(c)(d)	Pursuant to shareholder resolutions approved at the annual general meeting of shareholders held on April 28, 2004, the Board of Management is authorized to buy back up to 10 percent of E.ON AG’s outstanding share capital, or 692,000,000 Ordinary Shares, through October 28, 2005. Pursuant to the German Stock Corporation Act, the maximum number of shares the Company may purchase at any time equals 10 percent of 692,000,000 (or 69,200,000 Ordinary Shares) less the number of Ordinary Shares held in treasury stock at such time. Therefore, the maximum number of Ordinary Shares that may be purchased under the Company’s share buyback plan, as reflected in column D, fluctuated over the course of 2004 due to changes in the number of Ordinary Shares held in treasury stock, rather than due to share repurchases. The Company did not buy back any Ordinary Shares pursuant to this share buyback plan in 2004, as the shares purchased for the employee share purchase programs and the Gelsenberg conversion claims were not purchased pursuant to such plan.
      For information about E.ON’s share repurchases in 2002 and 2003, see “Item 10. Additional Information — Memorandum and Articles of Association — Changes in Capital.”

PART III

Item 17.	Financial Statements.
      Not applicable.

Item 18.	Financial Statements.
      See pages F-1 to F-84, incorporated by reference.

Item 19.	Exhibits.

Exhibit No.	Exhibit Title

1.1	English translation of the Articles of Association (Satzung) of E.ON AG as amended to date.*
4.1	Unofficial English translation of Framework Agreement between RAG AG, RAG Beteiligungs-GmbH, RAG Projektgesellschaft mbH and EBV Aktiengesellschaft, and E.ON AG, Chemie Verwaltungs AG and E.ON Vermögensanlage GmbH, dated May 20, 2002.**
4.2	Amended and Restated Fiscal Agency Agreement between E.ON AG, E.ON International Finance B.V., E.ON UK PLC, and Citibank, N.A. as Fiscal Agent, and Banque du Luxembourg S.A. and Citibank AG as Paying Agents, relating to the Euro 20,000,000,000 Medium Term Note Programme, dated August 21, 2002.**
8.1	Subsidiaries as of the end of the year covered by this annual report: see “Item 4. Information on the Company — Organizational Structure.”
10.1	Unofficial English translation of Current Form of Management Board Service Agreement.*
10.2	Schedule 1 to Exhibit 10.1 — Individual Deviations from Form of Management Board Service Agreement.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

**	Incorporated by reference to the Form 20-F filed by E.ON AG with the Securities and Exchange Commission on March 19, 2003, file number 1-14688.

E.ON AG AND SUBSIDIARIES

F-i

(PAGE INTENTIONALLY LEFT BLANK)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
E.ON AG:
      We have audited the accompanying consolidated balance sheets of E.ON AG and its subsidiaries (“E.ON”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of E.ON’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of E.ON at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 2 to the consolidated financial statements, effective January 1, 2003, E.ON adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.” Also, as discussed in Note 11a) to the consolidated financial statements, effective January 1, 2002, E.ON adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Düsseldorf March 7, 2005	PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
	/s/ Brebeck	/s/ Laue

	Brebeck Wirtschaftsprüfer (German Public Auditor)	Laue Wirtschaftsprüfer (German Public Auditor)

E.ON AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except for per share amounts)

		Year Ended December 31,

	Note	2004*	2004	2003	2002

Public utility sales		$46,709	€34,502	€31,971	€23,333
Gas sales		17,903	13,224	11,917	567
Product sales		1,627	1,202	2,050	11,765
Other sales		237	175	489	959

Sales	(31)	66,476	49,103	46,427	36,624

Electricity and petroleum tax		(5,900)	(4,358)	(3,886)	(933)

Sales, net of electricity and petroleum tax		60,576	44,745	42,541	35,691
Cost of goods sold — Public utility		(31,709)	(23,422)	(22,893)	(17,039)
Cost of goods sold — Gas		(12,203)	(9,014)	(8,055)	(375)
Cost of goods sold — Product		(1,209)	(893)	(1,499)	(8,258)
Cost of goods sold and services provided — Other		(33)	(24)	(333)	(862)

Cost of goods sold and services provided		(45,154)	(33,353)	(32,780)	(26,534)

Gross profit on sales		15,422	11,392	9,761	9,157

Selling expenses		(5,939)	(4,387)	(4,556)	(4,839)
General and administrative expenses		(2,042)	(1,508)	(1,399)	(1,649)
Other operating income (expenses), net	(5)	2,349	1,735	2,091	236
Financial earnings	(6)	(586)	(433)	(359)	(1,273)
Goodwill impairment	(11a)	—	—	—	(2,391)

Income/(Loss) from continuing operations before income taxes and minority interests		9,204	6,799	5,538	(759)
Income taxes	(7)	(2,636)	(1,947)	(1,124)	662

Income/(Loss) from continuing operations after income taxes		(6,568)	4,852	4,414	(97)
Minority interests	(8)	(682)	(504)	(464)	(623)

Income/(Loss) from continuing operations		5,886	4,348	3,950	(720)
Income/(Loss) from discontinued operations:
Income/(Loss) from operations (less applicable income taxes of €0, €52 and €255, respectively)	(4)	(12)	(9)	1,137	3,306

Income before cumulative effect of changes in accounting principles		5,874	4,339	5,087	2,586
Cumulative effect of changes in accounting principles, (less applicable income taxes of €0, €(261) and €0, respectively)		—	—	(440)	191

Net income		5,874	4,339	4,647	2,777

Basic earnings per share:	(10)
Income/(Loss) from continuing operations		8.96	6.62	6.04	(1.10)
Income/(Loss) from discontinued operations, net		(0.01)	(0.01)	1.74	5.07
Cumulative effect of changes in accounting principles, net		—	—	(0.67)	0.29

Net income		8.95	6.61	7.11	4.26

Diluted earnings per share:	(10)
Income/(Loss) from continuing operations		8.96	6.62	6.04	(1.10)
Income/(Loss) from discontinued operations, net		(0.01)	(0.01)	1.74	5.07
Cumulative effect of changes in accounting principles, net		—	—	(0.67)	0.29

Net income		8.95	6.61	7.11	4.26

*	Note 1
The accompanying Notes are an integral part of these Consolidated Financial Statements.

E.ON AG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions)

		December 31,

	Note	2004*	2004	2003

ASSETS
Goodwill		$19,568	€14,454	€13,955
Intangible assets	(11a)	5,128	3,788	4,153
Property, plant and equipment	(11b)	58,975	43,563	42,797
Financial assets	(11c)	23,371	17,263	17,725

Fixed assets		107,042	79,068	78,630

Inventories	(12)	3,584	2,647	2,477
Financial receivables and other financial assets	(13)	2,875	2,124	2,192
Operating receivables and other operating assets	(13)	21,334	15,759	15,833
Assets of disposal groups	(4)	749	553	—
Investments in short-term securities	(14)	10,614	7,840	7,474
Cash and cash equivalents	(15)	5,653	4,176	3,321

Non-fixed assets		44,809	33,099	31,297

Deferred tax assets	(7)	2,100	1,551	1,525
Prepaid expenses	(16)	466	344	398

Total assets (thereof short-term 2004: €25,839; 2003: €24,883)		154,417	114,062	111,850

		December 31,

	Note	2004*	2004	2003

STOCKHOLDERS’ EQUITY AND LIABILITIES
Capital stock	(17)	$2,436	€1,799	€1,799
Additional paid-in capital	(18)	15,902	11,746	11,564
Retained earnings	(19)	27,080	20,003	16,976
Accumulated other comprehensive income	(20)	363	268	(309)
Treasury stock		(347)	(256)	(256)

Stockholders’ equity		45,434	33,560	29,774

Minority interests	(21)	5,610	4,144	4,625

Provisions for pensions	(22)	11,628	8,589	7,442
Other provisions	(23)	34,729	25,653	26,886

Accrued liabilities		46,357	34,242	34,328

Financial liabilities	(24)	27,484	20,301	21,787
Operating liabilities	(24)	19,026	14,054	13,903

Liabilities		46,510	34,355	35,690

Liabilities of disposal groups	(4)	73	54	—
Deferred tax liabilities	(7)	8,942	6,605	6,265
Deferred income	(16)	1,491	1,102	1,168

Total liabilities (thereof short-term 2004: €23,734; 2003: €23,999)		108,984	80,502	82,076
Total stockholders’ equity and liabilities		154,417	114,062	111,850

*	Note 1
The accompanying Notes are an integral part of these Consolidated Financial Statements.

E.ON AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,

	2004*	2004	2003	2002

Net income	$5,874	€4,339	€4,647	€2,777
Income applicable to minority interests	682	504	464	623
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	12	9	(1,137)	(3,306)
Depreciation, amortization, impairment	4,408	3,256	3,272	6,767
Changes in provisions	(652)	(482)	1,586	(1,297)
Changes in deferred taxes	27	20	(132)	(1,515)
Other non-cash income and expenses	(9)	(7)	(156)	274
(Gain)/ Loss on disposal:
Equity investments	(551)	(407)	(1,289)	(491)
Other financial assets	(47)	(35)	—	(150)
Intangible and fixed assets	(620)	(458)	(526)	(360)
Changes in non-fixed assets and other operating liabilities:
Inventories	(280)	(207)	299	252
Trade receivables	(305)	(225)	172	(678)
Other operating receivables	(72)	(53)	411	(829)
Trade payables	(125)	(92)	(598)	546
Other operating liabilities	(257)	(190)	(1,475)	1,001

Cash provided by operating activities	8,085	5,972	5,538	3,614

Proceeds from disposal of:
Equity investments	2,209	1,632	5,290	8,351
Other financial assets	976	721	992	1,813
Intangible and fixed assets	1,495	1,104	753	767
Purchase of:
Equity investments	(3,083)	(2,277)	(6,296)	(20,335)
Other financial assets	(401)	(296)	(240)	(614)
Intangible and fixed assets	(3,671)	(2,712)	(2,660)	(3,210)
Changes in securities (other than trading) (> 3 months)	(521)	(385)	428	1,345
Changes in financial receivables	2,189	1,617	1,772	1,474

Cash provided by (used for) investing activities	(807)	(596)	39	(10,409)

Payments received/made from changes in capital including minority interests	(24)	(18)	—	17
Payments for treasury stock, net	—	—	7	15
Payment of cash dividends to:
Stockholders of E.ON AG	(1,776)	(1,312)	(1,142)	(1,100)
Minority stockholders	(387)	(286)	(479)	(418)
Payments for financial liabilities	5,322	3,931	2,564	12,432
Repayments of financial liabilities	(9,174)	(6,776)	(4,495)	(6,447)

Cash provided by (used for) financing activities	(6,039)	(4,461)	(3,545)	4,499

Net increase (decrease) in cash and cash equivalents maturing	1,239	915	2,032	(2,296)
Effect of foreign exchange rates on cash and cash equivalents	(82)	(60)	(43)	(232)
Cash and cash equivalents at the beginning of the period	4,496	3,321	1,342	4,239
Cash and cash equivalents from discontinued operations at the beginning of the period	—	—	(10)	(379)

Cash and cash equivalents from continued operations at end of the period	5,653	4,176	3,321	1,332

Cash and cash equivalents from discontinued operations at the end of the period	—	—	—	10

Cash and cash equivalents	5,653	4,176	3,321	1,342

*	Note 1
The accompanying Notes are an integral part of these Consolidated Financial Statements.

E.ON AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in millions of €)

				Accumulated other comprehensive income

		Additional		Currency	Available	Minimum
	Capital	paid-in	Retained	translation	for sale	pension	Cash flow	Treasury
	stock	capital	earnings	adjustments	securities	liability	hedges	stock	Total

January 1, 2002	1,799	11,402	11,795	376	(265)	(320)	(51)	(274)	24,462
Shares reacquired/sold								15	15
Dividends paid			(1,100)						(1,100)
Net income			2,777						2,777
Other comprehensive income				(618)	262	(81)	(64)		(501)
Total comprehensive income									2,276

December 31, 2002	1,799	11,402	13,472	(242)	(3)	(401)	(115)	(259)	25,653

Shares reacquired/sold		162	(1)					3	164
Dividends paid			(1,142)						(1,142)
Net income			4,647						4,647
Other comprehensive income				(779)	1,187	(91)	135		452
Total comprehensive income									5,099

December 31, 2003	1,799	11,564	16,976	(1,021)	1,184	(492)	20	(256)	29,774

Shares reacquired/sold									—
Capital increase		182							182
Dividends paid			(1,312)						(1,312)
Net income			4,339						4,339
Other comprehensive income				125	994	(598)	56		577
Total comprehensive income									4,916

December 31, 2004	1,799	11,746	20,003	(896)	2,178	(1,090)	76	(256)	33,560

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(1) Basis of Presentation
      The Consolidated Financial Statements of E.ON AG and its consolidated companies (“E.ON”, the “E.ON Group” or the “Company”), Düsseldorf, Germany, have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
      The E.ON Group is an internationally active group of energy companies with integrated electricity and gas operations based in Germany. Effective January 1, 2004, the Group has been organized around five defined target markets:

•	The Central Europe market unit, led by E.ON Energie AG (“E.ON Energie”), Munich, Germany, operates E.ON’s integrated electricity business and the downstream gas business in Central Europe.

•	Pan-European Gas is responsible for the upstream and midstream gas business. Moreover, this market unit holds predominantly minority interests in companies of the downstream gas business. This market unit is led by E.ON Ruhrgas AG (“E.ON Ruhrgas”), Essen, Germany (formerly: Ruhrgas AG).

•	The U.K. market unit encompasses the integrated energy business in the United Kingdom. This market unit is led by E.ON UK plc (“E.ON UK”), Coventry, U.K. (formerly: Powergen UK plc).

•	The Nordic market unit, which is led by E.ON Nordic AB (“E.ON Nordic”), Malmö, Sweden, focuses on the integrated energy business in Northern Europe. It operates through the two integrated energy companies Sydkraft AB (“Sydkraft”), Malmö, Sweden, and E.ON Finland Oyj (“E.ON Finland”), Espoo, Finland, primarily in Sweden and Finland.

•	The U.S. Midwest market unit, led by LG&E Energy LLC (“LG&E Energy”), Louisville, Kentucky, U.S., is primarily active in the regulated energy market in the U.S. state of Kentucky.
      The Corporate Center contains the interests held directly by E.ON AG, E.ON AG itself, as well as the consolidation effects that take place at the Group level.
      These market units form the core energy business and are at the same time segments as defined in SFAS 131. The Corporate Center has also been classified as part of the core energy business. The other activities of the E.ON Group include the activities of Degussa AG (“Degussa”), Düsseldorf, Germany, which was consolidated until January 31, 2003, and is now accounted for at equity, and of Viterra AG (“Viterra”), Essen, Germany. Note 31 provides additional information about the market units.
      E.ON makes use of the relief outlined in section 292a of the German Commercial Code (“§ 292a HGB”), which exempts companies from preparing consolidated financial statements in accordance with generally accepted accounting principles in Germany (“German GAAP”), if the consolidated financial statements are prepared in accordance with internationally accepted accounting principles and comply with the Fourth and Seventh Accounting Directives of the European Community. For the interpretation of these directives, the Company refers to German Accounting Standards (“DRS”) No. 1 and DRS No. 1a, “Exempting Consolidated Financial Statements in accordance with § 292a HGB.”
      Solely for the convenience of the reader, the December 31, 2004 financial statements (except the changes in stockholders’ equity) have also been translated into United States dollars (“$”) at the rate of €1 = $1.3538, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2004. Such translation is unaudited.

(2) Summary of Significant Accounting Policies
Principles of Consolidation
      The Consolidated Financial Statements include the accounts of E.ON AG and its consolidated subsidiaries. The subsidiaries, associated companies and other related companies have been included in the Consolidated Financial Statements in accordance with the following criteria:

•	Majority-owned subsidiaries in which E.ON directly or indirectly exercises control through a majority of the stockholders’ voting rights (“affiliated companies”) are fully consolidated. Furthermore, Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”), requires E.ON to consolidate so-called variable interest entities in which it is the primary beneficiary for economic purposes, even if it does not have a controlling interest.

•	Majority-owned companies in which E.ON does not exercise management control due to restrictions in the control of assets and management (“unconsolidated affiliates”) are generally accounted for under the equity method. Companies in which E.ON has the ability to exercise significant influence in the investees’ operations (“associated companies”) are also accounted for under the equity method. These are mainly companies in which E.ON holds an interest of between 20 and 50 percent.

•	All other share investments are accounted for under the cost method or, if they are marketable, at fair value.
      A list of all E.ON stockholdings and other interests will be filed with the Commercial Register of the Düsseldorf District Court, HRB 22315.
      Intercompany results, sales, expenses and income, as well as receivables and liabilities between the consolidated companies are eliminated. If companies are accounted for under the equity method, intercompany results are eliminated in the consolidation process if and to the extent that these are material.
Business Combinations
      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”), all business combinations are accounted for under the purchase method of accounting, whereby all assets acquired and liabilities assumed are recorded at their fair value. After adjustments to the fair values of assets acquired and liabilities assumed are made, any resulting positive differences are capitalized in the balance sheet as goodwill. Situations in which the fair value of net assets acquired is greater than the purchase price paid result in an excess that is allocated as a pro rata reduction of the balance sheet amounts. Should any such excess remain after reducing the amounts that otherwise would have been assigned to those assets, the remaining excess is recognized as a separate gain. Goodwill arising in companies for which the equity method is applied is calculated on the basis of the same principles that are applicable to fully consolidated companies.
Foreign Currency Translation
      The Company’s transactions denominated in currencies other than the euro are translated at the current exchange rate at the time of the transaction and adjusted to the current exchange rate at each balance-sheet date; any gains and losses resulting from fluctuations in the relevant currencies are included in other operating income and other operating expenses, respectively. Gains and losses from the translation of financial instruments used to hedge the value of its net investments in its foreign operations are recorded with no effect on net income as a component of stockholders’ equity.
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
      The following chart depicts the movements in exchange rates for the periods indicated for major currencies of countries outside the European Monetary Union (1):

		€1, rate as of
		December 31,		€1, annual average rate

Currencies	ISO-Code	2004	2003	2004	2003	2002

Swiss franc	CHF	1.54	1.56	1.54	1.52	1.47
British pound	GBP	0.71	0.70	0.68	0.69	0.63
Japanese yen	JPY	141.03	133.72	134.42	130.96	118.04
Swedish krona	SEK	9.02	9.08	9.12	9.12	9.16
U.S. dollar	USD	1.36	1.25	1.24	1.13	0.95

(1)	The countries within the European Monetary Union are Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain.
Presentation of Sales and Cost of Goods Sold and Services Provided
      “Public utility sales” and “Cost of goods sold — Public utility” are shown separately in the Consolidated Statements of Income and include the total sales and cost of goods sold of the reportable segments Central Europe, U.K., Nordic and U.S. Midwest.
      “Gas sales” and “Cost of goods sold — Gas” reflect the supply, transmission, storage and sale of natural gas from the reportable segment Pan-European Gas, but exclude the activities of its subsidiary Ruhrgas Industries GmbH, Essen, Germany, which focuses on metering and industrial furnaces. These results are included in “Product sales” in the Consolidated Statements of Income. In 2002, “Gas sales” and “Cost of goods sold — Gas” relate only to those entities transferred from E.ON Energie to E.ON Ruhrgas during 2003 and 2004.
      “Product sales” and “Cost of goods sold — Product” presented in the Consolidated Statements of Income include the activities of Ruhrgas Industries GmbH, as well as those of Degussa in 2003 and 2002.
      “Other sales” and “Cost of goods sold and services provided — Other” are presented in the Consolidated Statements of Income and primarily include the activities of Viterra Germany, as well as consolidation effects at the Group level.
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
Core Energy Business
      Sales in the Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest market units result mainly from the sale of electricity and gas to industrial and commercial customers and to end-consumers. Additional revenue is earned from the distribution of electricity and deliveries of steam and heat.
      Revenue from the sale of electricity and gas to industrial and commercial customers and to end-consumers is recognized when earned on the basis of a contractual arrangement with the customer; it reflects the value of the volume supplied, including an estimated value of the volume supplied to customers between the date of their last meter reading and year end.
      Gains and losses on energy trading contracts are presented net in the Consolidated Statement of Income.

Other Activities
Degussa
      Sales are recognized, net of discounts, bonuses and rebates at the time of transfer of risk or when the services are rendered. For products, this is normally when the goods are dispatched to the customer.
Viterra
      Sales are recognized net of discounts, sales incentives, customer bonuses and rebates granted when risk is transferred, remuneration is contractually fixed or determinable and satisfaction of the associated claims is probable. Viterra also performs services under long-term contractual commitments (in particular property leases and service contracts); revenue from such sales is recognized according to the terms of the contracts or at the point when the relevant services have been rendered.
Electricity Tax
      The electricity tax is levied on electricity delivered to end-customers by domestic utilities in Germany and Sweden and is calculated on the basis of a fixed tax rate per kilowatt-hour (kWh). This rate varies between different classes of customers.
Petroleum Tax
      The petroleum tax in Germany also includes the natural gas tax. This tax becomes due at the time of procurement or removal of the natural gas from storage facilities. The tax is calculated on the basis of the specified quantities of natural gas.
Taxes other than Income Taxes
      Taxes other than income taxes totaled €80 million in 2004 (2003: €103 million; 2002: €54 million) and consisted principally of property tax and real estate transfer tax in all periods presented.
Cost of Goods Sold and Services Provided
      Cost of goods sold and services provided primarily includes the cost of procured electricity and gas, the cost of raw materials and supplies used to produce energy, depreciation of the equipment used to generate, store and transfer electricity and gas and of that used to produce chemical products, personnel costs directly related to the generation and supply of energy and to the production of chemical products, as well as costs incurred in the purchase of production-related services.
Selling Expenses
      Selling expenses include all expenses incurred in connection with the sale of energy and chemical products. These primarily include personnel costs and other sales-related expenses of the regional utilities and other retail operations in the Central Europe market unit, as well as expenses incurred in relation to the packaging and distribution of goods.
Administrative Expenses
      Administrative expenses primarily include the personnel costs for those employees who do not work in the areas of production and sales, as well as the depreciation of administration buildings.
Accounting for Sales of Stock of Subsidiaries or Associated Companies
      If a subsidiary or associated company sells its stock to a third party, leading to a reduction in E.ON’s ownership share of the relevant company (“dilution”), in accordance with SEC Staff Accounting Bulletin (“SAB”) 51, “Accounting for Sales of Stock of a Subsidiary” (“SAB 51”), gains and losses from these dilutive transactions are included in the income statement under other operating income or expenses.

Advertising Costs
      Advertising costs are expensed as incurred and totaled €137 million in 2004 (2003: €138 million; 2002: €223 million).
Research and Development Costs
      Research and development costs are expensed as incurred, and recorded as other operating expenses. They totaled €55 million in 2004 (2003: €69 million; 2002: €380 million).
Earnings Per Share
      Earnings per share (“EPS”) are computed in accordance with SFAS No. 128, “Earnings per Share” (“SFAS 128”). Basic EPS is computed by dividing consolidated net income by the weighted average number of ordinary shares outstanding during the relevant period. The computation of diluted EPS is identical to basic EPS, as E.ON AG does not have any dilutive securities.
Goodwill and Other Intangible Assets
Goodwill
      Effective for fiscal years beginning after December 15, 2001, SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), requires that goodwill not be periodically amortized, but rather be tested for impairment at the reporting unit level on an annual basis. Goodwill must be evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired. The Company has identified its reporting units as the operating units one level below its reportable segments.
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
      When the Company adopted SFAS 142 as of January 1, 2002, it performed a transitional impairment test that resulted in no impairment and recognized existing negative goodwill in income. This reflected a change in accounting principles and was therefore recognized separately in the Consolidated Statement of Income for 2002.
Intangible Assets Not Subject to Amortization
      SFAS 142 also requires that intangible assets other than goodwill be amortized over their useful lives unless their lives are considered to be indefinite. Any intangible asset that is not subject to amortization must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This impairment test for intangible assets with indefinite lives consists of a comparison of the fair value of the asset with its carrying value. Should the carrying value exceed the fair value, an impairment loss equal to the difference is recognized in other operating expenses.

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

Useful Lives of Property, Plant and Equipment

Buildings	10 to 50 years
Power plants
Conventional components	10 to 60 years
Nuclear components	up to 25 years
Hydro power plants and other facilities used to generate renewable energy	10 to 50 years
Equipment, fixtures, furniture and office equipment	3 to 25 years
Technical equipment for storage, distribution and transmission	15 to 65 years
      Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized in accordance with SFAS 144 when such a long-lived asset’s carrying amount exceeds its fair value. In such cases, the carrying value of such an impaired asset is written down to its fair value. If necessary, the remaining useful life of the asset is correspondingly revised.
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
      Leasing transactions in which E.ON is the lessee are defined as capital leases or operating leases. In a capital lease, the Company receives the economic benefit of the leased property and recognizes the asset and associated liability on its balance sheet. All other transactions in which E.ON is the lessee are classified as operating leases. Payments made under operating leases are recorded as an expense.
      Leasing transactions in which E.ON is the lessor and the lessee enjoys substantially all the benefits and bears the risks of the leased property are classified as sales-type leases or direct financing leases. In these two types of leases, E.ON records the present value of the minimum lease payments as a receivable. The lessee’s payments to E.ON are allocated between a reduction of the lease obligation and interest income. All other transactions in which E.ON is the lessor are categorized as operating leases. E.ON records the leased property as an asset and the scheduled lease payments as income.

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
      The residual value of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in net interest income. Realized gains and losses on such securities are included in “Other operating income (expenses), net.” Other share investments that are non-marketable are accounted for at acquisition cost.
Inventories
      The Company values inventories at the lower of acquisition or production cost or market value. Raw materials, products and goods purchased for resale are primarily valued at average cost. Gas inventories are valued at LIFO. The specific identification method is primarily used for real estate inventories. In addition to production materials and wages, production costs include material and production overheads based on normal capacity. Interest on borrowings is capitalized if the production activities are performed over an extended period (“qualifying assets”). The costs of general administration, voluntary social benefits and pensions are not capitalized. Inventory risks resulting from excess and obsolescence are provided for by appropriate valuation allowances.
      Also included in inventories are emission rights allocated to the Company under emissions trading systems in Germany and abroad. Emission rights are capitalized at cost for the entire allocation period on receipt of the notice of allocation from the responsible national authorities. They are carried at amortized cost (including any incidental acquisition expenses).
Receivables and Other Assets
      Receivables and other assets are recorded at their nominal values. Valuation allowances are provided for identified individual risks for these line items, as well as for long-term loans. If the loss of a certain part of the receivables is probable, valuation allowances are provided to cover the expected loss.
Discontinued Operations and Assets Held for Sale
      Discontinued operations are those operations of a reportable or operating segment, or of a component thereof, that either have been disposed of or are classified as held for sale. Assets and liabilities attributable to a component must be clearly distinguishable from the other consolidated entities in terms of their operations and cash flows. In addition, the reporting entity must not have any significant continuing involvement in the operations classified as a discontinued operation.
      Also reported under assets and liabilities of disposal groups are groups of long-lived assets held for disposal in one single transaction together with other assets and liabilities (“disposal groups”). SFAS 144 requires that certain defined criteria be met for an entity to be classified as a disposal group, and specifies the conditions under which a planned transaction becomes reportable as a discontinued operation.

      Gains or losses from the disposal and income and expenses from the operations of a discontinued operation are reported separately under “Income/ (Loss) from discontinued operations”; prior-year figures are adjusted accordingly. Cash flows of discontinued operations are not included in the Consolidated Statement of Cash Flows. No reclassification of prior-year balance-sheet line items attributable to discontinued operations takes place, as such reclassification is not permitted by SFAS 144.
      The income and expenses related to operations held for sale that are not classified as discontinued operations are included in “Income/ (Loss) from continuing operations” until they are sold.
      Individual assets and disposal groups identified as held for sale are no longer depreciated once they are classified as assets held for sale or as disposal groups. Instead, they are reported at the lower of their book value or their fair value. If the fair value of such assets, less selling costs, is less than the carrying value of the assets at the time of their classification as held for sale, an impairment is recognized immediately. The fair value is determined based on discounted cash flows. The underlying interest rate that management deems reasonable for the calculation of such discounted cash flows depends on the type of property and prevailing market conditions. Appraisals and, if appropriate, current estimated net sales proceeds from pending offers are also considered.
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
U.S. Regulatory Assets and Liabilities
      Accounting for E.ON’s regulated utility businesses, Louisville Gas and Electric Company and Kentucky Utilities Company (collectively “LG&E Energy”), Louisville, Kentucky, U.S., of the U.S. Midwest market unit, conforms with U.S. generally accepted principles as applied to regulated public utilities in the United States of America. These entities are subject to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (“SFAS 71”), under which costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery of such costs from customers in future rates approved by the relevant regulator. Likewise, certain credits that would otherwise be reflected as income are deferred as regulatory provisions. LG&E Energy’s current or expected recovery of deferred costs and expected return of deferred credits is generally based on specific ratemaking decisions or precedent for each item.
      The U.S. Midwest market unit currently receives interest on all regulatory assets except for certain assets that have separate rate mechanisms providing for recovery within twelve months. Additionally, no interest is earned on the asset retirement obligation (“ARO”) regulatory asset. This regulatory asset will be offset against the associated regulatory liability, ARO asset and ARO liability at the time the underlying asset is retired.
      U.S. regulatory assets and provisions are included in “Operating receivables and other operating assets” and “Other provisions,” respectively.

Provisions for Pensions
      The valuation of pension liabilities is based on actuarial computations using the projected unit credit method in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”). The interpretation of the Emerging Issues Task Force (“EITF”) Issue 03-4 (“EITF 03-4”), “Determining the Classification and Benefit Attribution Method for a ‘Cash Balance’ Pension Plan,” has been adopted for pension plans of the type described therein. The expanded disclosure requirements outlined in SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132R”), were followed by E.ON for all domestic and foreign pension plans.
Other Provisions and Liabilities
      Other provisions and liabilities are recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.
      SFAS 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), requires that, for fiscal years beginning after June 15, 2002, the fair value of a liability arising from the retirement or disposal of an asset be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. When the liability is recorded, the Company must capitalize the costs of the liability by increasing the carrying amount of the long-lived asset. In subsequent periods, the liability is accreted to its present value and the carrying amount of the asset is depreciated over its useful life. Provisions for nuclear decommissioning costs are based on external studies and are continuously updated. Other provisions for the retirement or decommissioning of property, plant and equipment are based on estimates of the amount needed to fulfill the obligations.
      Changes to these estimates arise pursuant to SFAS 143, particularly when there are deviations from original cost estimates or changes to the payment schedule or the level of relevant obligation. The liability must be adjusted in the case of both negative and positive changes to estimates (i.e. when the liability is less or greater than the accreted prior-year liability less utilization). Such an adjustment is usually made without affecting net income, and with a corresponding adjustment to fixed assets. Provisions for liabilities are accreted annually at the same interest rate that was used to establish fair value. The interest rate for existing liabilities will not be changed in future years. For new liabilities, as well as for increases in fair value due to changes in estimates that are treated like new liabilities, the interest rate to be used for subsequent valuations will be the interest rate that was valid at the time the new liability was incurred or the change in estimate occurred.
      The Company’s initial application of SFAS 143 on January 1, 2003 resulted in an increase of €1,370 million in the existing provisions from the retirement or decommissioning of fixed assets. Net book values of long-lived assets were increased by €262 million through capitalization of asset retirement costs. Also posted were receivables in the amount of €360 million from the Swedish national fund for nuclear waste management (see Note 13) and in the amount of €14 million for a U.S. regulatory asset. A net effect of €448 million after deferred taxes (€734 million before deferred taxes) arising from the adoption of SFAS 143 was reported in the Consolidated Statement of Income as a cumulative effect of changes in accounting principle. Interest resulting from the accretion of asset retirement obligations in the amount of €486 million for 2003 is shown in financial earnings.
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
Deferred Taxes
      Under SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), deferred taxes are recognized for all temporary differences between the applicable tax balance sheets and the Consolidated Balance Sheet. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 also requires the recognition of the future tax benefits of net operating loss carryforwards. A valuation allowance is established when the deferred tax assets are not expected to be realized within a reasonable period of time.
      Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date. The deferred taxes for German companies during the reporting year were generally calculated using a tax rate of 39 percent (2003: 39 percent; 2002: 39 percent) on the basis of a federal statutory rate of 25 percent for corporate income tax, a solidarity surcharge of 5.5 percent on corporate tax, and the average trade tax rate applicable for E.ON. Because of the enactment in Germany of the Flood Victims Solidarity Act of 2002 (“Flutopfersolidaritätsgesetz”), the German corporate tax rate was raised from 25 percent to 26.5 percent for 2003 only. The higher tax rate was thus applied to all temporary differences that were in effect in 2003. Foreign subsidiaries use applicable national tax rates.
      Note 7 shows the major temporary differences so recorded.
Derivative Instruments and Hedging Activities
      SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 — an amendment of FASB Statement No. 133” (“SFAS 137”), and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 138”), as well as the interpretations of the Derivatives Implementation Group (“DIG”), are applied as amended by SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 133 contains accounting and reporting standards for hedge accounting and for derivative financial instruments, including certain derivative financial instruments embedded in other contracts.
      Instruments commonly used are foreign currency forwards, swaps and options, interest-rate swaps and cross-currency swaps. Equity swaps are entered into to cover price risks on securities. In commodities, the instruments used include physically and financially settled forwards and options based on the prices of electricity, gas, coal, oil and emission rights. As part of conducting operations in commodities, derivatives and emission rights are also acquired for trading purposes. Income and losses from these trading instruments are shown net in the Consolidated Statement of Income.
      SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the Consolidated Balance Sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in net income or stockholders’ equity (as a component of accumulated other comprehensive income; “OCI”).
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
      For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) are recorded in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is reported in stockholders’ equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period or periods during which the transaction being hedged affects earnings. For hedging instruments used to establish cash flow hedges, the change in fair value of the ineffective portion is recorded in current earnings. To hedge the foreign currency risk arising from the Company’s net investment in foreign operations, derivative as well as non-derivative financial instruments are used. Gains or losses due to fluctuations in market rates are recorded in the cumulative translation adjustment within stockholders’ equity as a currency translation adjustment in accumulated other comprehensive income.
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
Segment Information
      The Company’s segment reporting is prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The management approach required by SFAS 131 designates that the internal reporting organization that is used by management for making operating decisions and assessing performance should be used as the source for presenting the Company’s reportable segments (see Note 31).
Use of Estimates
      The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts as of the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Reclassifications
      Certain reclassifications to the prior years’ presentation are made to conform with the current year presentation.
New Accounting Pronouncements
      The FASB issued new rules on the measurement of inventories with the publication of SFAS 151, “Inventory Cost, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”) in November 2004. This standard strengthens the requirement that abnormally high vacancy, wasted material, freight and processing costs not be part of recognizable production costs. Such costs must instead be expensed as incurred. Accordingly, fixed costs shall henceforth be allocated to inventory based on normal production capacity. The application of SFAS 151 is mandatory for fiscal years beginning after December 15, 2004. No significant effects on the Company’s assets, financial condition or results are expected to result from the initial adoption of the standard.
      In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”), which requires measurement at fair value of exchanges of nonmonetary assets. Measurement at fair value is required when the cash flow projections of the reporting entity are influenced by the transaction in question. SFAS 153 includes an exception for the exchange of assets during a joint venture in the oil and gas production industry. Because such exchanges are normally undertaken for purposes of risk diversification and to improve the utilization of capacity, gains and losses are not required to be recognized for these transactions. The application of this standard is mandatory for fiscal years beginning after June 15, 2005. No significant effects on the Company’s assets, financial condition or results are expected to result from the initial adoption of SFAS 153.
      In December 2004, the FASB also published a revised version of SFAS 123, “Share-Based Payment” (“SFAS 123R”). For E.ON this means that in the future, liabilities resulting from the Company’s stock-based employee compensation program will have to be reported at their fair value and recognized as an expense in the income statement. Public entities that do not file as small business issuers must initially apply the amended regulations of SFAS 123R in the first interim period beginning after June 15, 2005. No significant effects on E.ON’s assets, financial condition and results are expected to result from the initial adoption of SFAS 123R.
(3) Scope of Consolidation
      Changes to the scope of consolidation in the reporting year are listed below:

Scope of Consolidation	Domestic	Foreign	Total

Consolidated companies as of December 31, 2003	188	409	597
Additions	29	106	135
Disposals	(20)	(46)	(66)

Consolidated companies as of December 31, 2004	197	469	666

      At the time of the initial application of FIN 46 on July 1, 2003, two jointly managed electricity generation companies, two real estate leasing companies and two companies managing investments were identified as variable interest entities and included in the Consolidated Financial Statements of the E.ON Group. One other special-purpose entity for the management and disposal of real estate has been fully consolidated since contractual relationships commenced in 2003. When additional interests were acquired in 2004, the revised FASB Interpretation No. 46 (“FIN 46R”) ceased to apply to one previously jointly managed electricity generation company and to one company managing investments. As of October 1, 2004, one other electricity generation company was fully consolidated into the E.ON Group for the first time in accordance with the provisions of FIN 46R. These variable interest entities included in the E.ON Group had assets and liabilities of €1,109 million (2003: €1,564 million) and recorded earnings of €91 million (2003: loss of €25 million) before consolidation. €105 million of the fixed assets of one variable interest entity serve as security for financial leasing and bank credits. The recourse of creditors of the consolidated variable interest entities to the assets of the consolidating companies is generally limited. Two variable interest entities have no such limitation of recourse. The consolidating companies are liable for €90 million in respect of these two entities.
      In addition, the Company has had contractual relationships with another leasing company in the energy sector since July 1, 2000. The Company is not the primary beneficiary of this variable interest entity. This company had total assets of €120 million on December 31, 2004 (2003: €148 million), and reported earnings of €29 million (2003: €27 million). The E.ON Group’s maximum exposure to loss related to its association with this variable interest entity is approximately €15 million. It is considered unlikely that these losses will be realized.
      The extent of E.ON’s interest in another variable interest entity, which has been in existence since 2001 and will terminate in 2005, cannot be assessed in accordance with the FIN 46R criteria due to insufficient information. The entity handles the liquidation of assets from operations that have already been sold. Original assets and liabilities were €127 million. No adverse future impact on income is expected from the operation of this entity.
      In 2004, a total of 134 domestic and 78 foreign associated companies were valued at equity (2003: 135 domestic and 69 foreign). See Note 4 for additional information on acquisitions, disposals, discontinued operations and disposal groups.

(4) Acquisitions, Disposals, Discontinued Operations and Disposal Groups
      The presentation of E.ON’s acquisitions, disposals, discontinued operations and disposal groups in this Note is based on SFAS 141 and 144. Pursuant to these standards, acquisitions and disposals are classified as either “significant” or “other.” Additional information is provided for significant acquisitions and disposals. Information regarding multi-step acquisitions occurring over different reporting periods has been provided in the year the most recent step has taken place. Details regarding disposals and discontinued operations are generally provided in the reporting period when the most significant portion of the overall transaction has taken place.
      All acquisitions and disposals are consistent with E.ON’s strategy for growth, which is to focus on its activities in the electricity and gas sectors.
Acquisitions in 2004:
Significant Acquisitions in 2004
U.K.
Midlands Electricity
      On January 16, 2004, E.ON UK completed the acquisition of 100 percent of the British distributor of electricity Midlands Electricity plc (“Midlands Electricity”), Worcester, U.K. The purchase price, including incidental acquisition expenses, amounted to €1,706 million (GBP 1,180 million), of which €55 million was paid to stockholders and €881 million was paid to creditors. Moreover, financial debts amounting to an equivalent of €856 million were assumed. The payments to stockholders were offset by acquired liquid funds of €86 million. The company was thus fully consolidated as of January 16, 2004.
      The table below contains a presentation of the major classes of assets and liabilities of Midlands Electricity as of the acquisition date:

January 16,
€ in millions	2004

Intangible assets	10
Goodwill	473
Property, plant and equipment	1,745
Financial assets	34
Non-fixed assets	197
Other assets	20

Total assets	2,479

Accrued liabilities	(178)
Liabilities	(1,911)
Other liabilities	(335)

Total liabilities	(2,424)

Net assets	55

      The following condensed unaudited pro forma consolidated results of operations of the E.ON Group are presented as if the complete acquisition of Midlands Electricity had taken place on January 1, 2004, and the acquisition of E.ON Ruhrgas (for further details on the transactions, please see page F-21) had taken place on January 1, 2003. Adjustments to E.ON’s historical information have been made for the acquirees’ results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization and related tax effects resulting from the purchase price allocation. The pro forma figures also include adjustments to include interest costs determined on the basis of E.ON’s average interest rate for external debt, taking into consideration the respective financing structures.

	2004	2003
€ in millions	unaudited	unaudited

Net sales	44,769	44,434
Income before changes in accounting principles	4,343	5,156
Net income	4,343	4,726
Earnings per share (in €)	6.61	7.23
      This unaudited pro forma information is not necessarily indicative of what the actual combined results of operations might have been had the acquisitions occurred at the beginning of the respective periods presented.
Other Acquisitions in 2004
Central Europe
JME/ JCE
      In 2003, majority stakes in two Czech regional utilities, Jihomoravská energetika a.s. (“JME”), Brno, Czech Republic, and Jihoceská energetika a.s. (“JCE”), Ceské Budejovice, Czech Republic, were acquired for a total of €207 million, and both companies were fully consolidated on October 1, 2003. In December 2004, additional interests in JME and JCE were acquired; these transactions increased the Company’s respective interests in JME and JCE from 85.7 percent and 84.7 percent as of December 31, 2003, to 99.0 percent and 98.7 percent as of December 31, 2004. The total purchase price in 2004 amounted to €81 million.
      As of December 31, 2003, goodwill amounting to €152 million had resulted from the preliminary purchase price allocations. This was reduced to €48 million following the final allocation of the purchase prices for the tranches that had been initially consolidated in 2003. For the interests acquired in 2004, no goodwill remained after purchase price allocation.
E.ON Bayern
      In June 2003, a meeting of shareholders of E.ON Bayern AG (“E.ON Bayern”), Regensburg, Germany, had authorized E.ON Energie to acquire the outstanding shares of E.ON Bayern held by minority shareholders by means of a squeeze-out procedure. Following the conclusion of all legal challenges to the squeeze-out procedure, the squeeze-out was entered in the commercial register in July 2004. Subsequent to that registration, E.ON held 100 percent of E.ON Bayern.
      Prior to the squeeze-out, E.ON Energie had already acquired approximately 1.6 percent of the shares of E.ON Bayern in 2003, at an acquisition cost of €159 million. That acquisition, which mainly consisted of a transfer of E.ON shares with a market value of approximately €153 million, produced goodwill in the amount of €99 million. The acquisition increased E.ON’s stake in E.ON Bayern to 98.9 percent in 2003.
      In 2004, the acquisition of the remaining E.ON Bayern shares resulted in acquisition costs of €189 million, of which €165 million were attributable to the transfer of E.ON shares. The goodwill resulting from this transaction was €148 million.
Pan-European Gas
Thüga
      In May 2004, the squeeze-out transaction for the outstanding shares (3.4 percent) of Thüga Aktiengesellschaft (“Thüga”), Munich, Germany, was completed. The remaining 2.9 million shares were acquired at a purchase price of €223 million (including ancillary costs related to the acquisition). The purchase price allocation of these shares resulted in goodwill amounting to €106 million.

      In August 2002, the total E.ON Group stake in Thüga, which was already fully consolidated, was increased by acquiring an additional 25.1 percent interest to a total of approximately 87.1 percent as of December 31, 2002. The purchase price amounted to €1,350 million, including €632 million in goodwill resulting from the purchase price allocation relating to this stake. Through the acquisition of E.ON Ruhrgas AG, E.ON acquired additional shares in 2003. At the extraordinary general meeting of Thüga shareholders held on November 28, 2003, it had been decided that E.ON AG would acquire the remaining shares held by the minority shareholders in a squeeze-out transaction, as described above. The squeeze-out was entered in the commercial register in May 2004, and the total E.ON Group stake in Thüga thus amounted to 100 percent on December 31, 2004 (2003: 96.6 percent).
Nordic
Graninge
      In the first half of 2004, Sydkraft increased its stake in Graninge AB (“Graninge”), Sollefteå, Sweden, from 79.0 percent as of December 31, 2003, to 100 percent through the acquisition of the outstanding shares in three tranches for an aggregate price of €307 million (2.82 billion SEK). The purchase price allocation relating to these shares resulted in goodwill amounting to €76 million.
      In 2003, E.ON increased its stake in Graninge from the 36.3 percent held on January 1, 2003, to 79.0 percent as of December 31, 2003, upon receiving regulatory antitrust approval for the transaction. To comply with Swedish stock exchange regulations, such an acquisition of a majority interest required that a public takeover offer, valid until January 16, 2004, had to be submitted to the remaining minority shareholders in November 2003. The acquisition costs for the stake acquired in 2003 amounted to €628 million. Graninge was fully consolidated as of November 1, 2003. As of December 31, 2004, the goodwill relating to the 100 percent interest in Graninge amounted to €233 million.
      E.ON has reached an understanding in principle with the Norwegian utility Statkraft SF (“Statkraft”), Oslo, Norway, on the sale of hydroelectric generation capacity that E.ON had acquired as part of the Graninge acquisition. Contract negotiations are expected to be completed during the first half of 2005. Page F-21 provides more information about the disposal.
Other Activities
Viterra
Deutschbau
      In 2004, Viterra entered into a non-cancelable option agreement with the minority shareholders of Deutschbau-Holding GmbH (“Deutschbau”), Düsseldorf, Germany. This agreement conditionally requires Viterra to purchase part or all of the interests of those shareholders. Viterra must be notified one year beforehand of the acceptance of the offer. A further agreement also includes a call option for Viterra or a third party named by Viterra. Neither option can be exercised until on or after September 30, 2007. Notice of acceptance of the offer must be given at least six months before the exercise date, and the offer must be for all shares.
      In October 2004, Viterra made a separate offer to minority shareholders to purchase the shares held by them. That offer was accepted by minority shareholders holding 98.6 percent of the shares not owned by Viterra. The purchase price was €429 million, of which €62 million was to be paid in cash following the closing on December 20, 2004. €367 million will be paid in five equal annual installments through 2009. Interest will accrue on the respective remaining balances until the final payment. Subsequent to acquiring these shares in 2004, the E.ON Group has a consolidating interest in Deutschbau of 99.1 percent as of December 31, 2004.

Disposals, Discontinued Operations and Disposal Groups in 2004:
Disposal Groups in 2004
Nordic
Graninge
      As described previously, E.ON has reached an understanding in principle with the Norwegian utility Statkraft on the sale of hydroelectric generation capacity that it acquired when it purchased Graninge. The sales price is expected to be approximately €500 million.
      The table below shows the major balance sheet line items affected by the transaction which are presented in the Consolidated Balance Sheet as of December 31, 2004, under “Assets of disposal groups” and “Liabilities of disposal groups”:

December 31,
€ in millions	2004

Fixed assets	553
Non-fixed assets	—

Total assets	553

Total liabilities	(54)

Net assets	499

Acquisitions in 2003:
Significant Acquisitions in 2003
E.ON AG
E.ON Ruhrgas
      The acquisition of E.ON Ruhrgas in 2003 was a significant element in the strategy of strengthening E.ON as an integrated electricity and gas company.
      On January 31, 2003, E.ON reached an out-of-court settlement with nine companies that had filed appeals in state Superior Court in Düsseldorf, Germany, against the ministerial approval of the E.ON Ruhrgas takeover. All appeals were withdrawn. This allowed E.ON to expand its 38.5 percent holding in E.ON Ruhrgas as of December 31, 2002, through the subsequent acquisition of the shares belonging to Bergemann GmbH, Essen, Germany, thereby acquiring a majority of the shares of E.ON Ruhrgas. By the beginning of March 2003, the remaining shares of E.ON Ruhrgas had been acquired. The total purchase price amounted to €10.2 billion.
      E.ON Ruhrgas was fully consolidated into the Consolidated Financial Statements on February 1, 2003. Goodwill in the amount of €2.9 billion resulted from the purchase price allocation.

      The table below summarizes the major classes of assets and liabilities (excluding goodwill) of E.ON Ruhrgas as of the acquisition date:

February 1,
€ in millions	2003

Intangible assets	651
Property, plant and equipment	4,191
Financial assets	4,843
Non-fixed assets	6,042
Other assets	200

Total assets	15,927

Accrued liabilities	(2,098)
Liabilities	(4,702)
Other liabilities (including minority interests)	(1,854)

Total liabilities	(8,654)

Net assets (excluding goodwill)	7,273

Other Acquisitions in 2003
Other Activities
Viterra
Frankfurter Siedlungsgesellschaft mbH
      In January 2003, Viterra acquired an additional 13.7 percent interest in Frankfurter Siedlungsgesellschaft mbH (“FSG”), Frankfurt, Germany, for a price of €49 million, giving Viterra a 99.8 percent interest in the company as of December 31, 2003. On January 1, 2002, Viterra acquired an 86.3 percent interest in FSG, a company which focuses on the management and the sale of residential real estate. The total purchase price amounted to €312 million. In December 2002, Viterra sold a 0.2 percent interest in FSG to an investor. Viterra’s ownership interest amounted to 86.1 percent as of December 31, 2002. No amounts were assigned to goodwill and intangible assets during the purchase price allocations in 2002 or 2003, respectively.
Disposals, Discontinued Operations and Disposal Groups in 2003:
Significant Disposals in 2003
E.ON AG
Degussa
      Effective January 31, 2003, E.ON sold 18.1 percent of the capital stock of Degussa to RAG Aktiengesellschaft (“RAG”), Essen, Germany, pursuant to a public takeover offer. The sale price amounted to €1,413 million and resulted in a total gain of €276 million. However, as E.ON holds a 39.2 percent stake in RAG, the share of the gain recorded in the Consolidated Statement of Income was €168 million. E.ON continued to hold a 46.5 percent interest in Degussa, which had been accounted for at equity in the Consolidated Financial Statements thereafter. Degussa is jointly managed by E.ON and RAG pursuant to the shareholders’ agreement of May 20, 2002.
      In addition, E.ON and RAG entered into a forward contract according to which RAG would purchase an additional 3.6 percent of the capital stock of Degussa by May 31, 2004, to secure a 50.1 percent holding in the company. This transaction closed in accordance with the agreement on May 31, 2004. The sale for €283 million resulted in gains of €84 million, of which intercompany gains due to E.ON’s stake in RAG of 39.2 percent had to be adjusted. A gain of €51 million was thus realized from the sale. As of December 31, 2004, E.ON retains a 42.9 percent stake in Degussa.

Bouygues Telecom
      In January 2003 E.ON entered into an agreement with the Bouygues Group, Paris, France, on the two-step disposal of E.ON’s 15.9 percent interest in Bouygues Telecom S.A. (“Bouygues Telecom”), Boulogne-Billancourt, France, the third-largest cellular phone company in France. In the first quarter of 2003, E.ON realized a gain of €294 million from the first step, the sale of 5.8 percent of Bouygues Telecom shares at a price of €394 million. In October of that year, the Bouygues Group exercised a call option to purchase the remaining 10.1 percent interest in Bouygues Telecom by December 30, 2003, at a price of €692 million. A further gain of €546 million was realized on this transaction.
      The gains from the disposal of the Degussa and Bouygues Telecom shares are accounted for under “Other operating income.” Please see Note 5 for further details.
Central Europe/ Pan-European Gas
      The ministerial approval of the acquisition of E.ON Ruhrgas of July 5, 2002 (amended September 18, 2002) includes, among other requirements, the requirement that E.ON disposes of the following interests by February 2004:

•	Bayerngas GmbH (“Bayerngas”), Munich, Germany (held by E.ON Energie (22.0 percent) and E.ON Ruhrgas (22.0 percent))

•	Gelsenwasser AG (“Gelsenwasser”), Gelsenkirchen, Germany (E.ON Energie (80.5 percent))

•	swb AG (“swb”), Bremen, Germany (E.ON Energie (22.0 percent) and E.ON Ruhrgas (10.4 percent))

•	Verbundnetz Gas AG (“VNG”), Leipzig, Germany (E.ON Energie (5.3 percent) and E.ON Ruhrgas (36.8 percent))

•	EWE Aktiengesellschaft (“EWE”), Oldenburg, Germany (E.ON Energie (27.4 percent))
Bayerngas
      At the end of July 2003, E.ON Energie and E.ON Ruhrgas entered into sales contracts on the disposal of their Bayerngas holdings. Each company had a 22.0 percent interest in Bayerngas. The city of Landshut, Germany, and the municipal utilities of the German cities of Munich, Augsburg, Regensburg and Ingolstadt purchased the shares in the fourth quarter of 2003 following receipt of required approvals by the responsible committees and the German Federal Ministry of Economics and Labor. E.ON realized a gain of €22 million on the complete sale, at a price of €127 million. No gain was realized on the sale of the Bayerngas shares held by E.ON Ruhrgas, as these shares had been recorded at their fair value at the time of E.ON’s consolidation of E.ON Ruhrgas.
Gelsenwasser
      In September 2003, E.ON Energie sold its interest in Gelsenwasser to a joint venture owned by the municipal utilities of the German cities of Dortmund and Bochum. Further information can be found under “Discontinued Operations in 2003,” on page F-25.
swb
      In November 2003, E.ON Energie sold its entire interest in E.ON Energiebeteiligungs-Gesellschaft mbH (“E.ON Energiebeteiligungs-Gesellschaft”), Munich, Germany, to EWE for €305 million. E.ON Energiebeteiligungs-Gesellschaft held 32.4 percent of the shares of swb (comprising all of the shares previously held by E.ON Energie and E.ON Ruhrgas). The gain of €85 million resulting from the sale pertains solely to the portion held by E.ON Energie, because the swb shares held by E.ON Ruhrgas were recorded at their fair value at the time of E.ON’s consolidation of E.ON Ruhrgas.

VNG/ EWE
      Contracts for the sale of E.ON’s interests in VNG and EWE were concluded in December 2003. Completion of the sales was, however, conditional on the approvals of the companies’ respective boards and on regulatory approvals.
      On January 26, 2004, the two main shareholders in EWE, Energieverband Elbe-Weser Beteiligungsholding GmbH and Weser-Ems Energiebeteiligungen GmbH, acquired the E.ON Energie stake in EWE (27.4 percent) when they exercised their preferential subscription rights. The share purchase and transfer agreement of December 8, 2003, was thus implemented in full. E.ON recorded proceeds of approximately €520 million from the disposal of the EWE shares and a net book gain of €257 million.
      On January 28, 2004, EWE acquired 32.1 percent of the VNG interest. The remaining 10.0 percent were offered to and acquired by eastern German municipalities at the same sales price in accordance with the requirements of the ministerial approval. The total sales price was approximately €899 million. From the sale, E.ON recorded a net book gain of €60 million on the 5.3 percent share in VNG originally held by E.ON Energie. The 36.8 percent share held through E.ON Ruhrgas was recorded at its fair value at the time of the purchase price allocation undertaken after the acquisition of the company, and therefore no net book gain was attained when this stake was sold.
Discontinued Operations in 2003
      The sales of E.ON’s former VEBA Oel and MEMC segments, which took place in 2002 and 2001, respectively, but had not been finalized as of the end of 2002, were reported in 2003 under discontinued operations, in accordance with SFAS 144. Viterra and U.S. Midwest also disposed of certain operations and assets. In addition, as part of the requirements included in the ministerial approval for the acquisition of E.ON Ruhrgas, Central Europe classified its interest in Gelsenwasser as an asset held for sale. Amounts in the Consolidated Statements of Income and the Consolidated Statements of Cash Flows for 2003, including the notes thereto, have been adjusted to reflect these discontinued operations.
E.ON AG
VEBA Oel
      In July 2001, E.ON AG and BP plc. (“BP”), London, U.K., entered into an agreement pursuant to which BP agreed to acquire a 51.0 percent stake in VEBA Oel AG (“VEBA Oel”), Gelsenkirchen, Germany, then a 100 percent subsidiary of E.ON AG, through a capital increase. The agreement also provided E.ON with a put option that allowed it to sell the remaining 49.0 percent of shares in VEBA Oel to BP at any time from April 1, 2002. In December 2001, the German Federal Cartel Office (“Bundeskartellamt”) cleared the transaction. The capital increase took place on February 7, 2002, in which BP contributed approximately €2.9 billion. Simultaneous to this capital increase, intercompany loans granted to VEBA Oel in the amount of €1.9 billion were repaid. Prior to this, VEBA Oel, on January 29, 2002, sold its entire exploration and production business to Petro-Canada Limited, Alberta, Canada, for approximately €2.4 billion. As of June 30, 2002, E.ON AG exercised its put option and sold the remaining 49.0 percent of VEBA Oel to BP, receiving approximately €2.8 billion.
      The final sales price payable under the contract depended on numerous conditions and settlement modalities, and especially on the proceeds BP would generate from the sale of VEBA Oel’s exploration and production businesses. In view of the political conditions in Venezuela at that time, it was not possible to sell the Venezuelan operations. In April 2003, E.ON and BP therefore agreed on a final purchase price for VEBA Oel — without impact on the customary indemnifications. This resulted in a total price of approximately €2.9 billion for VEBA Oel, and E.ON posted a book gain from the sale in the 2002 fiscal year, followed by a pre-tax loss of €35 million in 2003 (after-tax loss: €37 million). Claims asserted under the customary indemnifications in 2004 resulted in an additional loss of €19 million in 2004 before taxes (after-tax loss: €19 million).

      The following table provides details of selected financial information from the discontinued operations of the former Oil segment for the periods indicated:

€ in millions	2003	2002

Sales	—	1,703
Gain/(Loss) on disposal, net	(35)	1,367
Other income (expenses), net	—	(1,284)

Income/(Loss) from continuing operations before income taxes and minority interests	(35)	1,786
Income taxes	(2)	(5)
Minority interests	—	3

Income/(Loss) from discontinued operations	(37)	1,784

MEMC
      On September 30, 2001, E.ON entered into an agreement to sell its silicon wafer operations to the Texas Pacific Group, Fort Worth, Texas, U.S. The symbolic price of USD 6.00 was paid for E.ON’s 71.8 percent interest and shareholder loans in MEMC Electronic Materials, Inc. (“MEMC”), St. Peters, Missouri, U.S. The transaction closed on November 13, 2001. The purchase price was initially subject to adjustment if MEMC met certain predefined operating objectives for 2002. In August 2003 E.ON and the purchaser reached agreement on the final purchase price, and the result was a net gain from discontinued operations of €14 million.
Central Europe
Gelsenwasser
      In September 2003, E.ON Energie sold its 80.5 percent interest in Gelsenwasser to a joint venture owned by the municipal utilities of the German cities of Dortmund and Bochum for €835 million. This resulted in a gain of €418 million. The sale brought E.ON a step closer to fulfilling the ministerial approval requirements for the acquisition of E.ON Ruhrgas, as previously mentioned in connection with the disposal activities of 2003.
      The following table provides details of selected financial information from the discontinued operations of this disposal group for the periods indicated:

€ in millions	2003	2002

Sales	295	369
Gain on disposal, net	418	—
Other income (expenses), net	(201)	(314)

Income from continuing operations before income taxes and minority interests	512	55
Income taxes	(24)	(17)
Minority interests	(9)	(14)

Income from discontinued operations	479	24

U.S. Midwest
CRC-Evans
      CRC-Evans International Inc. (“CRC-Evans”), Houston, Texas, U.S., was a wholly-owned subsidiary of LG&E Energy, acquired in 1999. CRC-Evans is a provider of equipment and services for the construction and maintenance of natural gas and oil pipelines. The conditions imposed by the SEC on E.ON UK’s acquisition of LG&E Energy included the disposal of this business. In November 2003, LG&E Energy sold its stake in CRC-Evans for €37 million. CRC-Evans was deconsolidated as of October 31, 2003. With revenues of €73 million in 2003, this discontinued operation produced earnings before and after taxes that were well below €1 million in each of 2003 and 2002.

Other Activities
Viterra
Viterra Energy Services/ Viterra Contracting
      At the end of 2002, Viterra Energy Services AG (“Viterra Energy Services”), Essen, Germany, a subsidiary which provided heat and water metering services for residential and commercial property, was accounted for as a discontinued operation in E.ON’s Consolidated Financial Statements. In April 2003, Viterra sold its wholly-owned service subsidiary to CVC Capital Partners. The transaction was completed in June 2003. At the beginning of 2003, Viterra Contracting GmbH (“Viterra Contracting”), Bochum, Germany, was also sold. Viterra received proceeds totaling €961 million, including approximately €112 million in liabilities assumed by the purchaser, and realized an aggregate gain in the amount of €641 million. In 2004, pre-tax gains of €10 million were realized from the reversal of provisions that had to be established in connection with the disposals in 2003 (after-tax gain: €10 million). Both disposals reflected Viterra’s strategy of focusing on residential real estate and real estate development.
      The table below provides aggregated details of selected financial information from the discontinued operations of Viterra for the periods indicated:

€ in millions	2003	2002

Sales	202	468
Gain on disposal, net	641	—
Other income (expenses), net	(145)	(376)

Income from continuing operations before income taxes and minority interests	698	92
Income taxes	(17)	(39)
Minority interests	—	(1)

Income from discontinued operations	681	52

Acquisitions in 2002:
Significant Acquisitions in 2002
E.ON AG
E.ON UK plc
      In July 2002, E.ON acquired 100 percent of the issued share capital of E.ON UK, an integrated utility business, for total cash consideration of €7.8 billion. The acquisition was made following a conditional offer with a fixed price to E.ON UK shareholders according to English law. In addition, the Company assumed €7.4 billion of debt. Goodwill in the amount of €8.9 billion resulted from the purchase price allocation. E.ON UK was fully consolidated as of July 1, 2002. Due to the circumstances described in Note 11a), a goodwill impairment charge of €2.4 billion was recorded on the acquisition date.
U.K.
TXU Europe Group plc
      In October 2002, E.ON UK acquired the U.K.-based retail business operations of TXU Europe for total consideration of €2.2 billion. E.ON UK also agreed to fund working capital requirements associated with these operations in the amount of €0.4 billion. In addition to the retail business, E.ON UK acquired three coal-fired power plants and certain long-term gas supply contracts. Goodwill in the amount of €2.3 billion resulted from the purchase price allocation. The operations acquired from TXU Europe were fully consolidated as of October 21, 2002.

      The following table provides details of a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entities on their respective acquisition dates:

	July 1, 2002	October 21, 2002

	E.ON UK
€ in millions	without TXU	TXU

Intangible assets	523	714
Goodwill	8,916	2,343
Property, plant and equipment	8,164	28
Financial assets	779	—
Non-fixed assets	1,960	558

Total assets	20,342	3,643

Accrued liabilities	(9,321)	(679)
Liabilities	(3,056)	(381)
Other liabilities (including minority interests)	(136)	—

Total liabilities	(12,513)	(1,060)

Net assets	7,829	2,583

Other Acquisitions in 2002
Central Europe
      In 2002, E.ON Energie purchased primarily stakes in the following companies for a total of €1,761 million, with the final purchase price allocations resulting in aggregate goodwill of €336 million.
EAM Energie AG
      In May 2002, E.ON Energie increased its 46.0 percent interest in EAM Energie AG (“EAM”), Kassel, Germany (formerly: Energie-Aktiengesellschaft Mitteldeutschland), to a majority interest. EAM was fully consolidated as of June 1, 2002.
E.ON Wesertal Beteiligungsgesellschaft mbH
      In June 2002, E.ON Energie purchased a 100 percent interest in E.ON Wesertal Beteiligungsgesellschaft mbH (“EWB”), Hamburg, Germany. EWB is a holding company for 100 percent of the shares of Elektrizitätswerk Wesertal GmbH (“EWW”), Hameln, Germany (formerly: Fortum Energie GmbH). Both companies were fully consolidated as of July 1, 2002.
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
U.K.
E.ON UK Renewables Holdings Limited
      In October 2002, E.ON UK acquired the remaining 50.0 percent interest in its former joint venture E.ON UK Renewables Holdings Limited, Coventry, U.K. (formerly: Powergen Renewables Holding Limited), for €92 million. In addition, E.ON UK assumed €57 million of debt. Total goodwill of €64 million was recorded in the purchase price allocation.
Nordic
E.ON Finland Oyj
      In January and April 2002, E.ON Nordic acquired a majority interest of 65.6 percent in E.ON Finland (formerly: Espoon Sähkö Oyj), in two steps. The total purchase price in 2002 amounted to €338 million. Goodwill in the amount of €86 million resulted from the purchase price allocation. E.ON Finland was fully consolidated as of April 1, 2002.
Disposals and Discontinued Operations in 2002:
Significant Disposals in 2002
E.ON AG
Orange S.A.
      In June 2002, E.ON exercised its put option to sell all of its shares in Orange S.A. (“Orange”), Paris, France, to France Télécom S.A. (France Télécom), Paris, France. The exercise price was €9.25 per share. E.ON received approximately €950 million in the transaction. E.ON had received the Orange shares as part of the purchase price for its interest in the Swiss operations of Orange Communications S.A., Lausanne, Switzerland, which it sold to France Télécom in November 2000. The sale resulted in a net loss of €103 million.
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
Central Europe
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

Watt AG
      In July 2002, E.ON Energie sold its entire 24.5 percent interest in Watt AG (“Watt”), Dietikon, Switzerland, for €429 million.
Discontinued Operations in 2002
      In 2002, the Company discontinued the operations of its former Oil, Distribution/ Logistics and Aluminum business segments, following its disposal of VEBA Oel, Stinnes AG (“Stinnes”), Mülheim an der Ruhr, Germany, and VAW aluminium AG (“VAW”), Bonn, Germany. These segments were accounted for as discontinued operations in accordance with SFAS 144. In addition, Degussa and Viterra either disposed of or classified certain businesses as held for sale in 2002 and, accordingly, presented the related results of these operations as discontinued. For additional information regarding the discontinued operations of VEBA Oel and Viterra, please see the presentation under “Discontinued Operations in 2003.”
E.ON AG
Stinnes
      In July 2002, E.ON completed negotiations with Deutsche Bahn AG (“Deutsche Bahn”), Berlin, Germany, on the sale of its 65.4 percent shareholding in Stinnes as part of a public takeover offer by Deutsche Bahn. The proceeds from this sale were €1.6 billion. Stinnes was deconsolidated as of September 30, 2002.
      The table below provides details of selected income statement information from the discontinued operations of the former Distribution/ Logistics segment for the periods indicated:

€ in millions	2002

Sales	8,840
Gain on disposal, net	588
Other income (expenses), net	(8,638)

Income from continuing operations before income taxes and minority interests	790
Income taxes	(125)
Minority interests	(62)

Income from discontinued operations	603

VAW AG
      On January 6, 2002, E.ON entered into a share purchase agreement with Norsk Hydro ASA, Oslo, Norway, to sell 100 percent of its shares and shareholder loans in VAW. The sales price for the 100 percent interest, the shareholder loans and other interest-bearing loans amounted to €3.1 billion. VAW was deconsolidated as of March 15, 2002.
      The net gain on disposal of €893 million does not include the reversal of VAW’s negative goodwill of €191 million, as this amount was required to be recognized as income from a change in accounting principles upon adoption of SFAS 142 on January 1, 2002.

      The table below provides details of selected income statement information from the discontinued operations of the former Aluminium segment for the periods indicated:

€ in millions	2002

Sales	807
Gain on disposal, net	893
Other income (expenses), net	(763)

Income from continuing operations before income taxes and minority interests	937
Income taxes	(10)
Minority interests	—

Income from discontinued operations	927

Degussa
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
      The following table provides details of selected financial information from the discontinued operations of Degussa’s disposal groups for the periods indicated:

€ in millions	2002

Sales	410
Loss on disposal, net	(93)
Other income (expenses), net	(388)

Loss from continuing operations before income taxes and minority interests	(71)
Income taxes	(59)
Minority interests	46

Loss from discontinued operations	(84)

(5) Other Operating Income and Expenses
      The table below provides details of other operating income/expenses, net:

€ in millions	2004	2003	2002

Gains from the disposal of businesses and/or fixed assets	912	1,783	1,045
Gains on derivative instruments, net	585	384	(172)
Exchange rate differences	(311)	38	17
SAB 51 gain	—	—	105
Research and development costs	(55)	(69)	(380)
Write-down of current assets	(43)	(211)	(73)
Miscellaneous	647	166	(306)

Total	1,735	2,091	236

      Other operating expenses include costs that cannot be allocated to production, selling or administration activities.
      Gains on the disposal of businesses and/or fixed assets in 2004 primarily arose from the sale of fixed assets at Viterra (€414 million), the sale of stakes in EWE and VNG (total gain: €317 million), the disposal of 3.6 percent of the shares of Degussa AG (€51 million), the sale of shares in Union Fenosa (€26 million) and additional disposals of investments held by the Central Europe market unit (€57 million). The higher net book gains of €1,783 million for 2003 included gains from the sale of E.ON’s 15.9 percent interest in Bouygues Telecom (€840 million), the sale of fixed assets at Viterra (€433 million), the sale of 18.1 percent of Degussa’s shares to RAG (€168 million), as well as from the sale of a number of shareholdings at the Central Europe market unit (aggregating €150 million). In 2002, gains from the disposal of businesses and/or fixed assets primarily comprise gains resulting from the disposal of investments in subsidiaries by E.ON Energie and of fixed assets by Viterra.
      Net expenses for exchange rate differences increased in 2004 compared with 2003 by €349 million, reflecting results from the recognition of exchange rate movements on foreign currency transactions and net realized losses on foreign currency derivatives. The impact resulting from exchange rate differences on the overall figure was partially offset by an increase in gains of €201 million on the required marking to market of derivatives reported as “Gains on derivative instruments, net.” In 2003, gains on the marking to market of derivatives increased in comparison with 2002 by €556 million.
      A SAB 51 gain in 2002 in the amount of €98 million related to an increase in equity of E.ON’s at-equity investment, Bouygues Telecom, in which E.ON did not participate.
      The reduction in research and development costs from €380 million in 2002 to €69 million in 2003 is attributable to the deconsolidation of Degussa.
      Miscellaneous other operating income (expenses), net increased by €481 million, amounting to income of €647 million in 2004, as compared with income of €166 million in 2003. This improved result was primarily attributable to higher net gains from the sale of short-term securities (€106 million) and income from the reversal of certain provisions (€151 million). The increase in miscellaneous other operating income (expenses), net in 2003 compared with 2002 was primarily attributable to lower external consulting costs (approximately €150 million) and increased net gains from sales of short-term securities.

(6) Financial Earnings
      The following table provides details of financial earnings for the periods indicated:

€ in millions	2004	2003	2002

Income from companies in which share investments are held; thereof from affiliated companies: €41 (2003: €34; 2002: €28)	195	172	148
Income from profit- and loss-pooling agreements; thereof from affiliated companies: €5 (2003: €9; 2002: €15)	5	18	34
Income from companies accounted for under the equity method; thereof from affiliated companies: €4 (2003: €16; 2002: €232)	817	794	1,422
Losses from companies accounted for under the equity method; thereof from affiliated companies: €(54) (2003: €(3); 2002: €(40))	(168)	(130)	(98)
Losses from profit- and loss-pooling agreements; thereof from affiliated companies: €(8) (2003: €(12); 2002: €(3))	(10)	(19)	(6)
Write-down of investments	(77)	(53)	(28)

Income from share investments	762	782	1,472

Income from other long-term securities	36	48	123
Income from long-term loans	43	52	42
Other interest and similar income; thereof from affiliated companies: €9 (2003: €0; 2002: €11)	579	678	838
Interest and similar expenses; thereof from affiliated companies: €(6) (2003: €(12); 2002: €20) thereof SFAS 143 accretion expense: €(499) (2003: €(486); 2002: €0)	(1,799)	(1,885)	(1,375)

Interest and similar expenses (net)	(1,141)	(1,107)	(372)

Write-down of financial assets and long-term loans	(54)	(34)	(2,373)

Financial earnings	(433)	(359)	(1,273)

      The income from share investments at the E.ON Group consists primarily of returns on numerous participations held in the core energy business. However, the largest single contributing amount in 2004 resulted from the interest in Degussa accounted for at equity (a gain of €107 million from companies accounted for at equity). In 2003, Degussa had delivered a negative contribution to income from share investments (a loss of €86 million from companies accounted for at equity). This loss primarily reflected the impairment charge recorded at Degussa’s fine chemicals division. The impact on E.ON of this impairment amounted to €86 million from its directly held share of the Degussa result (€187 million), which then was 46.5 percent. The stake in Degussa held indirectly by E.ON through RAG resulted in additional losses. The total attributable to the indirect stake was €73 million, of which, however, only €15 million was recognized in E.ON’s losses from companies accounted for under the equity method in 2003, as the carrying amount of E.ON’s investment in RAG could not be reduced beyond zero.
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
      In accordance with SFAS 142, the Company ceased amortizing goodwill of companies accounted for under the equity method when it adopted this standard as of January 1, 2002. Losses from companies accounted for at equity include €86 million (2003: €0 million; 2002: €0 million) in impairment charges on goodwill of companies accounted for at equity.
      Interest expense decreased in 2004, primarily because of reduced gross financial indebtedness and as a result of the lowering of interest rates. Interest expense is reduced by capitalized interest on debt totaling €20 million (2003: €22 million; 2002: €34 million). Interest expense increased in 2003 as compared to 2002, primarily due to the financing of the acquisitions of E.ON UK and E.ON Ruhrgas as well as the initial recognition of accretion expense related to provisions pursuant to SFAS 143 in the amount of €486 million.
      Included in interest and similar expenses (net) is a balance of €31 million (2003: €24 million) in interest expense resulting from financial relationships with associated companies and other share investments.
      During the course of 2002, E.ON Energie recorded an impairment in “Write-down of financial assets and long-term loans” on its investment in Bayerische Hypo- und Vereinsbank AG (“HypoVereinsbank”), Munich, Germany, in the amount of €1,854 million. €1,380 million of the write-down was an impairment charge on available-for-sale securities included in fixed assets, and €474 million reflected the write-down of securities included in non-fixed assets. This was to adjust their carrying value to the reduced fair value of the publicly listed shares as of December 31, 2002. The Company did not consider the decline to be temporary, given the development of the share price in 2002. In addition, other securities have also been impaired due to the negative developments in share prices in 2002.
(7) Income Taxes
      The following table provides details of income taxes, including deferred taxes, for the periods indicated:

€ in millions	2004	2003	2002

Current taxes
Domestic corporate income tax	1,039	403	482
Domestic trade tax on income	492	297	280
Foreign income tax	392	283	110
Other	4	12	(19)

Total	1,927	995	853

Deferred taxes
Domestic	32	207	(1,435)
Foreign	(12)	(78)	(80)

Total	20	129	(1,515)

Income taxes	1,947	1,124	(662)

      The increase in tax expenses of €823 million primarily reflects improvements in operating earnings.
      The 2003 Tax Preference Reduction Act (“Steuervergünstigungsabbaugesetz”) altered the regulatory framework regarding the utilization of corporate tax credits arising from the corporate imputation system (“Anrechnungsverfahren”), which existed until 2001. The main changes include the repeal of the tax credit for corporate dividends paid out after April 11, 2003, and before January 1, 2006. This has resulted in an increased tax burden of approximately €219 million (2003: €190 million) on dividend payments in the amount of €1,312 million (2003: €1,142 million) in 2004.
      The law implementing the German federal government’s protocol declaration on the legislative conference committee’s recommendation on the Tax Preference Reduction Act — Basket II (“Gesetz zur Umsetzung der Protokollerklärung der Bundesregierung zur Vermittlungsempfehlung zum Steuervergünstigungsabbaugesetz,” the so-called “Basket II Act”) was enacted on December 22, 2003. This law introduces restrictions to the extent to which expense deductions can be set against gains on the disposal of shareholdings in domestic and foreign corporations. A similar existing rule affecting foreign dividends has now been extended to cover domestic dividends. Beginning in the 2004 tax year, 5 percent of gains on the disposal of shareholdings and 5 percent of domestic and foreign dividends are deemed to be non-deductible tax expenses, and are thus subject to both the corporate tax and the trade tax. This resulted in the initial recognition of deferred tax liabilities totaling €237 million in 2003. For the year under review, the change in the law resulted in a tax expense of €200 million. No deferred taxes for temporary differences related to foreign shareholdings held by foreign subsidiaries are disclosed, as it is impracticable to determine deferred taxes for such temporary differences.

      Changes in tax rates and tax law in Finland, the Netherlands and Austria resulted in a total deferred tax benefit of €10 million. In the previous year, a deferred tax benefit of €206 million was recorded following changes in tax rates in the Czech Republic, Italy and Hungary, as well as a change of tax law in Sweden affecting the taxation of gains on the disposal of shareholdings in certain corporations that came into effect in mid-2003.
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
      In light of the positive developments in three precedent-setting tax proceedings in the lower German tax courts, the Company released a tax provision in 2001 that had previously been established to account for a probable liability stemming from gains from profit- and loss-pooling agreements with former non-profit real estate companies that were in place during periods prior to the consolidated tax filing status. In December 2002, the federal tax court confirmed the favorable decisions of the lower courts. In accordance with that December 2002 tax court decision, the tax authorities made the appropriate amendments to the corporate tax assessments for preceding years. This resulted in the Company receiving tax refunds totaling €351 million.
      For financial years ending after December 31, 2003, pre-consolidation remittance surpluses and shortfalls (“vororganschaftliche Mehr- und Minderabführungen”) have become subject to the revised provisions of section 14 subsection 3 of the Corporate Tax Act (“KStG”), as amended by the Directive Implementation Act of December 9, 2004 (“EURLUmsG”). This revised subsection of the KStG provides that tax-effective transfers of profits and losses that took place during periods before the profit-and-loss-sharing agreement came into effect no longer fall under the profit-and-loss rules applicable to consolidated entities. Pre-consolidation remittance surpluses and shortfalls are now to be treated respectively as distributions and capital contributions, with 5 percent of distributions taxable. This change in tax law resulted in a tax expense of €152 million in 2004, including a deferred tax charge of €87 million.
      In 2002, the Flood Victims Solidarity Act was enacted, resulting in an increase in the German corporate tax rate for 2003 only from 25 percent to 26.5 percent. The tax rate has reverted to 25 percent in the 2004 tax year (plus a solidarity surcharge of 5.5 percent).

      The differences between the statutory tax rate in 2004 of 25 percent (2003: 26.5 percent; 2002: 25.0 percent) in Germany and the effective tax rate are reconciled as follows:

	2004	2004	2003	2003	2002	2002
€ in millions	Amount	Percent	Amount	Percent	Amount	Percent

Corporate income tax	1,700	25.0	1,468	26.5	(190)	25.0
Credit for dividend distributions	—	—	—	—	(179)	23.6
German municipal trade taxes net of federal tax benefit	460	6.8	72	1.3	113	(14.9)
Foreign tax rate differentials	167	2.4	74	1.3	(44)	5.8
Change in valuation allowances	(199)	(2.9)	543	9.8	(83)	10.9
Changes in tax rate/tax law	142	2.1	60	1.1	(2)	0.3
Tax effects on
Tax-free income	(351)	(5.2)	(415)	(7.5)	(489)	64.5
Equity accounting	(135)	(2.0)	(163)	(2.9)	(330)	43.5
Non-deductible goodwill amortization	—	—	—	—	717	(94.5)
Other(1)	163	2.4	(515)	(9.3)	(175)	23.1

Effective income taxes/tax rate	1,947	28.6	1,124	20.3	(662)	87.3

(1)	Primarily prior-year current/deferred tax charge of €53 million (2003: €170 million credit; 2002: €33 million credit) and a tax charge of €63 million (2003: €49 million; 2002: €19 million) arising from non-deductible foreign expenditure.
      As discussed in Note 4, the corporate income taxes relating to discontinued operations are reported in E.ON’s Consolidated Statement of Income under “Income/(Loss) from discontinued operations, net,” and are as follows:

€ in millions	2004	2003	2002

VEBA Oel	—	2	5
Stinnes	—	—	125
Degussa operations	—	—	59
Viterra Energy Services/ Viterra Contracting	—	17	39
VAW	—	—	10
MEMC	—	9	—
Gelsenwasser	—	24	17

Total	—	52	255

      Income from continuing operations before income taxes and minority interests was attributable to the following geographic locations in the periods indicated:

€ in millions	2004	2003	2002

Domestic	3,967	3,411	620
Foreign	2,832	2,127	(1,379)

Total	6,799	5,538	(759)

      Deferred tax assets and liabilities are as follows as of December 31, 2004 and 2003 (these are primarily of a long-term nature):

	December 31,

€ in millions	2004	2003

Deferred tax assets
Intangible assets	167	144
Fixed assets	376	516
Investments and long-term financial assets	518	427
Inventories	14	21
Receivables	343	90
Accrued liabilities	4,165	3,989
Liabilities	1,591	1,600
Net operating loss carryforwards	1,089	1,184
Tax credits	34	35
Other	440	280

Subtotal	8,737	8,286

Valuation allowance	(509)	(726)

Total	8,228	7,560

Deferred tax liabilities
Intangible assets	(700)	(788)
Fixed assets	(6,155)	(5,907)
Investments and long-term financial assets	(1,114)	(630)
Inventories	(98)	(96)
Receivables	(2,141)	(1,694)
Accrued liabilities	(1,086)	(1,021)
Liabilities	(1,283)	(1,522)
Other	(705)	(642)

Total	(13,282)	(12,300)

Net deferred tax liabilities	(5,054)	(4,740)

      Net deferred income taxes included in the Consolidated Balance Sheet are as follows:

	December 31, 2004		December 31, 2003

		Thereof		Thereof
€ in millions	Total	non-current	Total	non-current

Deferred tax assets	2,060	1,865	2,251	2,123
Valuation allowance	(509)	(506)	(726)	(722)

Net deferred tax assets	1,551	1,359	1,525	1,401

Less deferred tax liabilities	(6,605)	(5,779)	(6,265)	(5,744)

Net deferred tax liabilities	(5,054)	(4,420)	(4,740)	(4,343)

      The purchase price allocation of the acquisition of Midlands Electricity resulted in a deferred tax liability of €274 million as of December 31, 2004.
      Deferred tax liabilities of €1,395 million were established on December 31, 2003, in respect of the allocation of the purchase price for the acquisition of E.ON Ruhrgas. In 2002, the purchase price allocations for E.ON UK and the acquired operations of TXU Europe resulted in deferred tax liabilities totaling €28 million as of December 31, 2002. The acquisition of TXU Europe resulted in tax-deductible goodwill of €2,640 million.
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

      The Basket II Act changed the way losses are treated under German tax law. Now a tax loss carryforward can only be offset against up to 60 percent of taxable income, subject to a full offset against the first €1 million. This introduction of minimum corporate taxation became effective from January 1, 2004, and also applies to trade tax loss carryforwards.
      The tax loss carryforwards as of the dates indicated are as follows:

	December 31,

€ in millions	2004	2003

Domestic tax loss carryforwards	4,487	6,118
Foreign tax loss carryforwards	1,158	513

Total	5,645	6,631

      Despite the introduction of minimum taxation, the German tax loss carryforwards have no expiration date. However, the delayed ability to utilize tax losses in 2003 resulted in adjustments to deferred tax assets from corporate tax loss carryforwards and from trade tax loss carryforwards of €200 million and €288 million, respectively. Foreign tax loss carryforwards expire as follows: €65 million between 2006 and 2009, €619 million after 2009. €474 million do not have an expiration date.
      Tax credits totaling €34 million are exclusively foreign and expire as follows: €8 million in 2005, €6 million between 2006 and 2009, €8 million after 2009. €12 million do not have an expiration date.
(8) Minority Interests in Net Income
      Minority stockholders participate in the profits of the affiliated companies in the amount of €562 million (2003: €552 million; 2002: €717 million) and in the losses in the amount of €58 million (2003: €88 million; 2002: €94 million).
(9) Personnel-Related Information
Personnel Costs
      The following table provides details of personnel costs for the periods indicated:

€ in millions	2004	2003	2002

Wages and salaries	3,334	3,500	4,712
Social security contributions	560	590	835
Pension costs and other employee benefits; thereof pension costs: €768 (2003: €678; 2002: €707)	818	816	816

Total	4,712	4,906	6,363

      In 2004, E.ON purchased a total of 211,815 of its ordinary shares (0.03 percent of E.ON’s outstanding shares) on the open market (2003: 196,920; 0.03 percent) at an average price of €58.08 (2003: €46.16) per share for resale to employees. These shares were sold to employees at preferential prices between €29.68 and €53.31 per share (2003: between €22.85 and €41.85). The difference between purchase price and resale price was charged to personnel costs as “wages and salaries.” Further information about the changes in the number of its own shares held by E.ON AG can be found in Note 17.
      Since the 2003 fiscal year, a stock-based employee compensation program based on E.ON shares has been in place at the U.K. market unit. Through this program, employees have the opportunity to purchase E.ON shares and to acquire additional bonus shares. The cost of issuing these bonus shares is also recorded under personnel costs as “wages and salaries.”

Stock Appreciation Rights of E.ON AG
      In 1999, the E.ON Group introduced a stock-based compensation plan (“Stock Appreciation Rights,” “SARs”) based on E.ON AG shares. E.ON AG continued the SAR program by issuing a sixth tranche of SARs in 2004.
      Since all first-tranche SARs (1999 to 2003) were exercised in full in 2002, there remain liabilities from the second through sixth tranches in 2004 as follows:

	6th tranche	5th tranche	4th tranche	3rd tranche	2nd tranche

Date of issuance	Jan. 2, 2004	Jan. 2, 2003	Jan. 2, 2002	Jan. 2, 2001	Jan. 3, 2000
Term	7 years	7 years	7 years	7 years	7 years
Blackout period	2 years	2 years	2 years	2 years	2 years
Price at issuance (in €)	49.05	42.11	54.95	62.95	48.35
Number of participants in year of issuance	356	343	186	231	155
Number of SARs issued (in millions)	2.6	2.5	1.6	1.8	1.4
Exercise hurdle (exercise price exceeds the price at issuance by at least %)	10	10	10	20	20
Exercise hurdle (minimum exercise price in €)	53.96	46.32	60.45	75.54	58.02
Intrinsic value as of December 31, 2004 (in €)	18.01	24.95	12.11	4.11	18.71
Maximum exercise gain (in €)	49.05	—	—	—	—
Remainder of SARs as of December 31, 2004 (in millions)	2.6	2.5	0.8	1.3	0.2
Provision as of December 31, 2004 (€ in millions)	23.8	62.3	9.8	5.3	3.6
Exercise gains in 2004 (€ in millions)	0.1	0.7	7.4	—	6.9
Expense in 2004 (€ in millions)	23.9	50.8	17.2	5.3	7.8
      All the members of the Board of Management of E.ON AG and certain executives of E.ON AG and of the Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest market units, as well as of Viterra, participate in the E.ON AG SAR program.
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
      Both of the following two conditions must be met before E.ON SARs may be exercised:

•	Between the date of issuance and exercise, the E.ON stock price must outperform the Dow Jones STOXX Utilities Index (Price EUR) on at least ten consecutive trading days.

•	The E.ON stock price on the exercise date must be at least 10.0 percent (for the second and third tranches: at least 20.0 percent) above the price at issuance.
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
      The amount paid to executives when they exercise their SARs is the difference between the E.ON AG stock price at the time of exercise and the underlying stock price at issuance multiplied by the number of SARs exercised. Beginning with the sixth tranche, a cap on gains on SARs equal to 100 percent of the strike price was put in place in order to limit the effect of unforeseen extraordinary increases in the price of the underlying stock.
      Starting with the fourth tranche, the underlying stock price equals the average XETRA closing quotations for E.ON stock during the December prior to issuance. For tranches two and three, the underlying stock price is the E.ON stock price at the actual time of issuance.
      Once issued, SARs are not transferable, and when the qualified executive leaves the E.ON Group they may be exercised according to the SAR conditions either on the next possible allowed date or, if certain conditions have been fulfilled, prior to that date. If employment is terminated by the executive, SARs expire and become void without compensation if such termination occurs within the two-year blackout period or if the SARs are not exercised on the next possible exercise date.
      In 2004, 605,350 second-tranche and 805,533 fourth-tranche SARs were exercised. In addition, 49,000 SARs from the fifth and 6,666 SARs from the sixth tranche were exercised in accordance with the SAR conditions prior to their normal exercise window. The gain to the holders on exercise was €15.1 million. The intrinsic values of the second through sixth tranches are shown in the table on page F-38 and resulted in an increase in the liability to €104.8 million as of December 31, 2004, which was recognized through expenses.
      The E.ON SAR program has shown the following developments since 2001:

Number of Options	6th tranche	5th tranche	4th tranche	3rd tranche	2nd tranche

Outstanding as of January 1, 2001	—	—	—	—	1,443,800
Granted in 2001	—	—	—	1,822,620	—
Exercised in 2001	—	—	—	—	35,000
Cancelled in 2001	—	—	—	—	63,000

Outstanding as of December 31, 2001	—	—	—	1,822,620	1,345,800

Granted in 2002	—	—	1,646,419	—	—
Exercised in 2002	—	—	—	—	220,150
Cancelled in 2002	—	—	—	—	—
Change in scope of consolidation	—	—	—	(504,720)	(301,000)

Outstanding as of December 31, 2002	—	—	1,646,419	1,317,900	824,650

Granted in 2003	—	2,545,191	15,000	—	—
Exercised in 2003	—	9,902	—	—	—
Cancelled in 2003	—	—	—	—	—
Change in scope of consolidation	—	—	(46,000)	(17,000)	(26,800)

Outstanding as of December 31, 2003	—	2,535,289	1,615,419	1,300,900	797,850

Granted in 2004	2,643,847	12,107	—	—	—
Exercised in 2004	6,666	49,000	805,533	—	605,350
Cancelled in 2004	—	—	—	—	—
Change in scope of consolidation	—	—	—	—	—

Outstanding as of December 31, 2004	2,637,181	2,498,396	809,886	1,300,900	192,500

SARs exercisable at year end	—	—	809,886	—	192,500
      As of December 31, 2004, none of the SARs in the fifth and sixth tranches were exercisable because the blackout periods had not expired. The third tranche was not exercisable because the minimum exercise price had not been reached.
      For additional information about the SARs issued to members of the Board of Management, please see Note 32.

Employees
      During 2004, the Company employed an average of 70,918 people (2003: 65,107), not including 2,224 apprentices (2003: 2,261). The breakdown by segments is shown below:

Employees	2004	2003

Central Europe	37,509	34,885
Pan-European Gas	11,451	11,425
U.K.	10,453	6,717
Nordic	5,908	5,726
U.S. Midwest	3,481	3,841
Corporate Center	418	594

Core energy business	69,220	63,188

Other activities	1,698	1,919

Total	70,918	65,107

(10) Earnings per Share
      The computation of basic and diluted earnings per share for the periods indicated is shown below.

€ in millions	2004	2003	2002

Income/(Loss) from continuing operations	4,348	3,950	(720)
Income/(Loss) from discontinued operations	(9)	1,137	3,306
Income/(Loss) from cumulative effect of changes in accounting
principles, net	—	(440)	191

Net income	4,339	4,647	2,777

Weighted-average number of shares outstanding (in millions)	657	654	652

Earnings per share (in €)
from continuing operations	6.62	6.04	(1.10)
from discontinued operations	(0.01)	1.74	5.07
from cumulative effect of changes in accounting principles, net	—	(0.67)	0.29

from net income	6.61	7.11	4.26

      The computation of diluted EPS is identical to basic EPS, as E.ON AG does not have any dilutive securities.

(11) Fixed Assets
      The following table provides information about the developments of fixed assets during the fiscal year:

	Acquisition and Production Costs

		Exchange	Change in
	January 1,	rate	scope of					December 31,
€ in millions	2004	differences	consolidation	Additions	Disposals	Transfers	Impairment	2004

Goodwill	14,270	(316)	601	398	22	(173)	—	14,758
Intangible assets	5,436	(7)	91	123	57	(149)	9	5,428
Advance payments on intangible assets	—	—	—	12	—	(5)	—	7

Goodwill and intangible assets	19,706	(323)	692	533	79	(327)	9	20,193

Real estate, leasehold rights and buildings	19,185	44	253	379	769	(322)	117	18,653
Technical equipment, plant and machinery	69,736	(441)	2,878	1,316	943	1,228	49	73,725
Other equipment, fixtures, furniture and office equipment	3,206	(12)	108	175	315	60	—	3,222
Advance payments and construction in progress	1,333	(14)	185	1,111	23	(1,243)	1	1,348

Tangible assets	93,460	(423)	3,424	2,981	2,050	(277)	167	96,948

Shares in unconsolidated affiliates	637	3	(24)	175	171	17	38	599
Shares in associated companies	10,904	105	(19)	397	925	116	147	10,431
Other share investments	3,073	6	(27)	180	413	(223)	36	2,560
Long-term loans to unconsolidated affiliates	694	—	(18)	59	35	(108)	—	592
Loans to associated companies and other share investments	325	2	—	59	44	(18)	9	315
Total other long-term loans	801	1	1	29	281	5	—	556
Long-term securities	678	—	10	338	560	—	—	466

Financial assets	17,112	117	(77)	1,237	2,429	(211)	230	15,519

Total	130,278	(629)	4,039	4,751	4,558	(815)	406	132,660

	Accumulated Depreciation

		Exchange	Change in				Fair value
	January 1,	rate	scope of				OCI	December 31,
	2004	differences	consolidation	Additions	Disposals	Transfers	adjustments	2004

Goodwill	315	6	(17)	—	—	—	—	304
Intangible assets	1,283	(6)	33	381	24	(20)	—	1,647
Advance payments on intangible assets	—	—	—	—	—	—	—	—

Goodwill and intangible assets	1,598	—	16	381	24	(20)	—	1,951

Real estate, leasehold rights and buildings	6,552	4	165	373	357	(24)	—	6,713
Technical equipment, plant and machinery	41,916	(169)	1,284	1,903	451	(50)	—	44,433
Other equipment, fixtures, furniture and office equipment	2,177	26	69	187	253	10	—	2,216
Advance payments and construction in progress	18	—	—	6	1	—	—	23

Tangible assets	50,663	(139)	1,518	2,469	1,062	(64)	—	53,385

Shares in unconsolidated affiliates	39	1	6	—	30	12	—	28
Shares in associated companies	536	1	(1)	—	2	(55)	16	495
Other share investments	(920)	—	1	—	10	(1)	(994)	(1,924)
Long-term loans to unconsolidated affiliates	(1)	—	—	—	—	1	—	—
Loans to associated companies and other share investments	29	—	—	—	9	(2)	—	18
Total other long-term loans	7	—	—	—	2	2	—	7
Long-term securities	(303)	—	—	—	—	—	(65)	(368)

Financial assets	(613)	2	6	—	53	(43)	(1,043)	(1,744)

Total	51,648	(137)	1,540	2,850	1,139	(127)	(1,043)	53,592

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Net book values

	December 31,	December 31,
	2004	2003

Goodwill	14,454	13,955
Intangible assets	3,781	4,153
Advance payments on intangible assets	7	—

Goodwill and intangible assets	18,242	18,108

Real estate, leasehold rights and buildings	11,940	12,633
Technical equipment, plant and machinery	29,292	27,820
Other equipment, fixtures, furniture and office equipment	1,006	1,029
Advance payments and construction in progress	1,325	1,315

Tangible assets	43,563	42,797

Shares in unconsolidated affiliates	571	598
Shares in associated companies	9,936	10,368
Other share investments	4,484	3,993
Long-term loans to unconsolidated affiliates	592	695
Loans to associated companies and other share investments	297	296
Total other long-term loans	549	794
Long-term securities	834	981

Financial assets	17,263	17,725

Total	79,068	78,630

a)	Goodwill and Other Intangible Assets
Goodwill
      The Company adopted SFAS 142 as of January 1, 2002. In accordance with SFAS 142, the Company ceased amortizing goodwill when it adopted this standard. The carrying amount of goodwill as of January 1, 2002, was €7,617 million, of which €1,534 million related to companies accounted for under the equity method. The carrying amount of negative goodwill upon adoption, which in accordance with SFAS 142 was recognized in income, was €191 million. This amount is reported as “Cumulative effect of changes in accounting principles, net” in the Consolidated Statements of Income.
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
      By adopting SFAS 142, the Company also had to reclassify to goodwill any intangible assets that were acquired in business combinations completed before July 1, 2001 that do not meet the criteria for recognition apart from goodwill under SFAS 141. Any intangible asset acquired that meets the criteria but had been included in the amount reported as goodwill must be reclassified and accounted for as an asset apart from goodwill. This resulted in reclassifications from intangible assets to goodwill in the amount of €24 million as of January 1, 2002.
      The Company was also required to perform a transitional goodwill impairment test for all reporting units as of January 1, 2002, the date of adoption. For purposes of testing goodwill impairment, the Company identified its reporting units as one level below its reportable segments (as reported in Note 31). E.ON calculated the carrying value of each reporting unit, which represents the assets (including goodwill) and liabilities allocated to each reporting unit and also determined the fair value of each reporting unit. To perform the goodwill impairment test, the Company determines the fair value of its reporting units based on a valuation model that draws on medium-term planning data that the Company uses for internal reporting purposes. The model uses the discounted cash flow method and market comparables.
      As the fair value of each reporting unit exceeded the carrying value, no impairment charge was recognized as of the date of adoption.
Goodwill
      The carrying amount of goodwill had the following changes in 2004 in each of E.ON’s segments:

		Pan-					Core
	Central	European			U.S.	Corporate	Energy	Other
€ in millions	Europe	Gas	U.K.	Nordic	Midwest	Center	Business	Activities	Total

Book value as of January 1, 2004	2,178	3,755	4,348	297	3,367	—	13,945	10	13,955
Goodwill additions/disposals	282	167	473	71	—	1	994	—	994
Other changes(1)	(155)	(2)	(42)	(9)	(287)	—	(495)	—	(495)

Book value as of December 31, 2004	2,305	3,920	4,779	359	3,080	1	14,444	10	14,454

(1)	Other changes include transfers arising from finalizing purchase price allocations and exchange rate differences.
      As the fair value of each reporting unit exceeded the carrying amount, no goodwill impairment charge was recognized in 2004 and 2003 in connection with the testing of goodwill impairment.

      In 2002, an impairment test was performed at reporting-unit level in the U.K. and the U.S. Midwest market units (the former Powergen segment) at the time of the acquisition. The Company consolidated E.ON UK and LG&E Energy effective July 1, 2002. The purchase price was fixed in April 2001 when the Company made its conditional takeover offer for E.ON UK (including its former subsidiary LG&E Energy). Since that time, the market environment for the companies’ U.K. and U.S. business units deteriorated significantly; wholesale electricity prices declined by approximately 25 percent in the U.K., and earnings at LG&E’s Energy non-regulated utility operations in the U.S. were down owing to lower prices and higher fuel costs. Additionally, LG&E Energy has natural gas operations in Argentina. The continuing economic crisis in the country led to a substantial devaluation of the peso and to negative economic growth. For these reasons, the Company tested the acquired reporting units as of the acquisition date, which resulted in an impairment charge totaling €2.4 billion.
Other Intangible Assets
      As of December 31, 2004, the Company’s intangible assets other than goodwill, including advance payments on intangible assets, consisted of the following:

	December 31, 2004

	Acquisition	Accumulated	Net book
€ in millions	costs	amortization	value

Intangible assets subject to amortization
Marketing-related intangible assets	220	72	148
thereof brand names	215	71	144
Customer-related intangible assets	2,238	578	1,660
thereof customer lists and customer relationships	2,074	514	1,560
Contract-based intangible assets	1,488	540	948
thereof operating permits	1,201	360	841
Technology-based intangible assets	598	457	141
thereof computer software	467	354	113
Intangible assets not subject to amortization	891	—	891
thereof easements	802	—	802

Total	5,435	1,647	3,788

      During 2004, the Company acquired the following intangible assets:

	Acquisition	Weighted average
	costs	amortization period
	(€ in millions)	(in years)

Intangible assets subject to amortization
Marketing-related intangible assets	—	—
Customer-related intangible assets	23	23
thereof customer lists and customer relationships	19	19
Contract-based intangible assets	13	18
thereof operating permits	8	15
Technology-based intangible assets	84	3
thereof computer software	80	3
Intangible assets not subject to amortization	25	—

Total	145

      The table above includes all intangible assets that were acquired either individually or in a business combination in 2004.

      In 2004, the Company recorded an aggregate amortization expense of €381 million (2003: €370 million; 2002: €288 million). Impairment charges of €9 million on intangible assets other than goodwill were incurred in 2004 (2003: €3 million; 2002: €0 million).
      Based on the current amount of intangible assets subject to amortization, estimated amortization expenses for each of the five succeeding fiscal years are as follows:

€ in millions

2005	345
2006	309
2007	260
2008	210
2009	180

Total	1,304

      As acquisitions and disposals occur in the future, actual amounts may vary.

b)	Property, Plant and Equipment
      Property, plant and equipment includes capitalized interest on debt apportioned to the construction period of qualifying assets as part of their cost of acquisition and production in the amount of €20 million (2003: €22 million; 2002: €34 million). Impairment charges on property, plant and equipment were €167 million (2003: €42 million; 2002: €28 million).
      In 2004, the Company recorded depreciation of plant, property and equipment in the amount of €2,469 million (2003: €2,631 million; 2002: €2,601 million).
      As of December 31, 2004, the gross carrying value of plant, property and equipment under operating leases in which the E.ON is the lessor was €8,174 million (2003: €8,629 million), and the accumulated depreciation corresponding to these leased assets totaled €3,578 million (2003: €3,691 million).
      Restrictions on disposals of the Company’s tangible fixed assets exist in the amount of €3,742 million (2003: €5,469 million) mainly with regard to technical equipment and land. For additional information on collateralized tangible fixed assets, see Note 24.
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

      Additional details about the plants are summarized in the table below:

			E.ON’s
	E.ON’s		accumulated	E.ON’s
	ownership	E.ON’s total	depreciation &	construction
	interest	acquisition cost	amortization	work in process
Name of plants by type	in %	(€ in millions)	(€ in millions)	(€ in millions)

Nuclear
Isar 2	75.00	2,055	1,887	9
Gundremmingen B	25.00	108	92	—
Gundremmingen C	25.00	115	98	—
Lignite
Lippendorf S	50.00	530	342	4
Hard Coal
Bexbach 1	8.33	64	60	—
Trimble County	75.00	439	152	3
Rostock	50.38	317	277	—
Hydroelectric/ Wind
Nymølle Havspark/ Rødsand	20.00	43	2	—
Nußdorf	53.00	55	40	—
Ering	50.00	31	28	—
Egglfing	50.00	47	42	—

c)	Financial Assets
      Impairment charges on financial assets during 2004 amounted to €230 million (2003: €110 million; 2002: €1,492 million).
Shares in Affiliated and Associated Companies Accounted for Under the Equity Method
      The financial information below summarizes income statement and balance sheet data for the investments of the Company’s affiliated and associated companies that are accounted for under the equity method. Separate summarized income statement and balance sheet data are presented for RAG (due to the full consolidation of Degussa into RAG as of June 1, 2004) and for GFE (resulting from the sale of a shareholding in STEAG in 2002; please see Note 5), as these investments are considered to be significant investments under applicable rules of the U.S. Securities and Exchange Commission in 2004 and 2002, respectively.

		thereof	thereof		thereof	thereof		thereof	thereof
€ in millions	2004	RAG	GFE(2)	2003	RAG	GFE	2002	RAG	GFE

Sales	55,790	18,240	—	51,096	12,791	—	46,260	15,258	—
Net income/(loss)	2,415	—	—	2,258	86	1	3,246	21	576
E.ON’s share of net income/(loss)	881	—	—	791	34	—	1,452	8	290
Other(1)	(232)	—	—	(127)	(49)	—	(128)	—	(109)

Income from companies accounted for under the equity method	649	—	—	664	(15)	—	1,324	8	181

(1)	Other primarily includes adjustments to conform with E.ON accounting policies, amortization of fair value adjustments due to purchase price allocations and intercompany eliminations.

(2)	GFE was liquidated as of July 31, 2004.
      In 2003, the decrease in income from investments accounted for at equity as compared to 2002 primarily reflects the impairment charge recorded by Degussa in 2003 relating to its fine chemicals division and the high net gain in 2002 from the disposal of Schmalbach-Lubeca by AV Packaging and the sale of STEAG shares by GFE.

      Dividends received from affiliated and associated companies accounted for under the equity method were €834 million in 2004 (2003: €683 million; 2002: €1,007 million).

	December 31,

		thereof	thereof		thereof	thereof
€ in millions	2004	RAG	GFE(2)	2003	RAG	GFE

Fixed assets	48,318	17,714	—	46,714	13,654	—
Current assets and prepaid expenses	30,713	11,973	—	28,109	8,453	1
Accrued liabilities	26,797	14,686	—	24,444	11,678	—
Liabilities and deferred income	29,561	9,785	—	29,306	7,386	—
Minority interests	3,085	2,889	—	512	404	—

Net assets	19,588	2,327	—	20,561	2,639	1

E.ON’s share in equity	7,433	912	—	7,699	1,034	—
Other(1)	2,398	(912)	—	2,678	(1,034)	—

Investment in companies accounted for under the equity method	9,831	—	—	10,377	—	—

(1)	Other primarily includes adjustments to conform with E.ON accounting policies, goodwill, fair value adjustments due to purchase price allocations, intercompany eliminations and impairments.

(2)	GFE was liquidated as of July 31, 2004.
      The book value of affiliated and associated companies accounted for under the equity method whose shares are marketable amount to a total of €2,739 million (2003: €2,752 million). The fair value of E.ON’s share in these companies is €4,096 million (2003: €3,602 million).
      Additions of investments in associated and affiliated companies that are accounted for under the equity method resulted in goodwill of €51 million in 2004 (2003: €157 million).
      Investments in associated companies totaling €69 million (2003: €60 million) were restricted because they were pledged as collateral for financing as of the balance-sheet date.
Other Share Investments and Available-for-Sale Securities
      The amortized costs, fair values and gross unrealized gains and losses for other share investments and available-for-sale securities that management intends to hold long-term, as well as the maturities of fixed-term securities as of December 31, 2004 and 2003, are summarized below:

	December 31, 2004				December 31, 2003

			Gross	Gross			Gross	Gross
	Amortized		unrealized	unrealized	Amortized		unrealized	unrealized
€ in millions	cost	Fair value	loss	gain	cost	Fair value	loss	gain

Fixed-term securities
Less than 1 year	109	109	—	—	11	11	—	—
Between 1 and 5 years	14	14	—	—	276	276	—	—
More than 5 years	97	101	—	4	94	95	—	1

Subtotal	220	224	—	4	381	382	—	1

Non-fixed-term securities	2,755	5,094	1	2,340	3,312	4,592	9	1,289

Total	2,975	5,318	1	2,344	3,693	4,974	9	1,290

      In 2004, amortized costs were written down in the amount of €36 million (2003: €15 million; 2002: €1,480 million).

      Disposal of other share investments and available-for-sale securities generated proceeds of €799 million in 2004 (2003: €815 million; 2002: €791 million) and a net capital gain of €25 million (2003: €0 million; 2002: €24 million). The Company uses the specific identification method as a basis for determining these amounts.
      Non-fixed-term securities include non-marketable investments or securities of €1,065 million (2003: €1,047 million).
Long-Term Loans
      Long-term loans were as follows as of December 31, 2004 and 2003:

	December 31, 2004			December 31, 2003

		Interest rate	Maturity		Interest rate	Maturity
	€ in millions	up to	through	€ in millions	up to	through

Loans to affiliated companies	592	8.25%	2025	695	3.90%	2015
Loans to associated companies and other share investments	297	9.00%	2024	296	4.60%	2007
Other long-term loans	549	9.00%	2023	794	9.00%	2010

Total	1,438			1,785

(12) Inventories
      The following table provides details of inventories as of the dates indicated:

	December 31,

€ in millions	2004	2003

Raw materials and supplies by segment
Central Europe	838	756
Pan-European Gas	104	101
U.K.	221	138
Nordic	213	211
U.S. Midwest	182	209
Corporate Center	—	(12)

Core energy business	1,558	1,403

Other activities	69	98

Total	1,627	1,501

Work in progress	320	405
Finished products	98	83
Goods purchased for resale	602	488

Inventories	2,647	2,477

      Raw materials, finished products and goods purchased for resale are generally valued at average cost. Where this is not the case, the LIFO method is used, particularly for the valuation of natural gas inventories. In 2004, inventories valued according to the LIFO method amounted to €509 million (2003: €393 million).
      The difference between valuation according to LIFO and higher replacement costs is €89 million (2003: €195 million).
      This line item also includes emission rights reported at an aggregate carrying amount of €4 million. Emission rights are capitalized at their acquisition costs plus directly attributable costs for the entire allocation period on receipt of the notice of allocation or, in the case of purchases, on the date of registration with the respective national allocation authorities.

(13) Receivables and Other Assets
      The following table provides details of receivables and other assets as of the dates indicated:

	December 31, 2004		December 31, 2003

	With a	With a	With a	With a
	remaining	remaining term	remaining	remaining term
	term up to	of more than	term up to	of more than
€ in millions	1 year	1 year	1 year	1 year

Financial receivables from affiliated companies	85	19	180	43
Financial receivables from associated companies	84	3	74	6
Other financial assets	1,145	788	1,139	750

Financial receivables and other financial assets	1,314	810	1,393	799

Trade receivables	6,462	72	6,211	6
Operating receivables from affiliated companies	63	—	67	—
Operating receivables from associated companies and other share investments	747	24	781	26
Reinsurance claim due from the mutual insurance fund	44	974	42	833
Regulatory assets	58	55	69	91
Other operating assets	6,334	926	6,739	968

Operating receivables and other operating assets	13,708	2,051	13,909	1,924

Receivables and other assets	15,022	2,861	15,302	2,723

      As of December 31, 2004, accounts receivable and other assets in the amount of €2,225 million (2003: €2,600 million) are interest-bearing.
      In 2004, other financial assets included receivables from owners of minority interests in jointly owned nuclear power plants of €724 million (2003: €720 million) and margin account deposits receivable of €67 million (2003: €28 million). In addition, in connection with the application of SFAS 143, other financial assets include a claim for a refund from the Swedish nuclear fund in the amount of €404 million (2003: €385 million) in connection with the decommissioning of nuclear power plants. Since this asset is designated for a particular purpose, E.ON’s access to it is restricted.
      The reinsurance claims due from the mutual insurance fund Versorgungskasse Energie Versicherungsverein auf Gegenseitigkeit (“VKE”), Hanover, Germany, cover part of the pension obligations payable to E.ON Energie employees. The claims of these employees at the point of retirement are covered to a certain extent by insurance contracts entered into with VKE.
      In accordance with SFAS 71, assets that are subject to U.S. regulation are disclosed separately. For further information regarding these assets, please see Note 2.
      Other operating assets also include tax refund claims of €1,815 million (2003: €1,929 million), financial derivative assets of €3,007 million (2003: €2,498 million), receivables related to E.ON Benelux’s cross-border lease transactions for power plants amounting to €900 million (2003: €1,020 million) and accrued interest receivables of €543 million (2003: €427 million). As of December 31, 2004, there were no assets held for sale (2003: €854 million).

Valuation Allowances for Doubtful Accounts
      The valuation allowances for doubtful accounts comprise the following for the periods indicated:

€ in millions	2004	2003

Balance as of January 1	463	212
Changes affecting income	(13)	99
Changes not affecting income	(19)	152

Balance as of December 31	431	463

      Changes not affecting income are related to changes in the scope of consolidation, charges against the allowances and currency translation adjustments.
(14) Investments in Short-Term Securities
      The following table provides details of investments in short-term securities as of the dates indicated:

	December 31,

€ in millions	2004	2003

Deposits at banking institutions with an original maturity greater than 3 months	89	539
Securities with an original maturity greater than 3 months	7,751	6,935

Investments in short-term securities	7,840	7,474

      Available-for-sale securities that management does not intend to hold long-term are classified as investments in short-term securities.
      These securities’ amortized costs, fair values, gross unrealized gains and losses, as well as the maturities of fixed-term available-for-sale securities as of the dates indicated, break down as follows:

	December 31, 2004				December 31, 2003

			Gross	Gross			Gross	Gross
	Amortized	Fair	unrealized	unrealized	Amortized	Fair	unrealized	unrealized
€ in millions	cost	value	loss	gain	cost	value	loss	gain

Fixed-term securities
Less than 1 year	165	168	—	3	163	166	—	3
Between 1 and 5 years	2,372	2,395	17	40	2,215	2,211	27	23
More than 5 years	2,359	2,413	27	81	1,968	1,934	57	23

Subtotal	4,896	4,976	44	124	4,346	4,311	84	49
Non-fixed-term securities	2,459	2,807	40	388	2,415	2,677	44	306

Total	7,355	7,783	84	512	6,761	6,988	128	355

      The disposal of short-term marketable securities that management does not intend to hold long-term generated proceeds in the amount of €4,180 million (2003: €870 million). Realized net gains from such disposals in an amount of €206 million (2003: €100 million) were recorded in 2004. E.ON uses the specific identification method as a basis for determining cost and calculating realized gains and losses on such disposals.
      Non-fixed-term securities classified as short-term include no non-marketable securities or investments (2003: €3 million).

      Details regarding the gross unrealized losses attributable to short-term available-for-sale securities are as follows:

	December 31, 2004

	less than		12 months
	12 months		or greater		Total

		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
€ in millions	value	loss	value	loss	value	loss

Fixed-term securities
Less than 1 year	12	—	—	—	12	—
Between 1 and 5 years	298	17	—	—	298	17
More than 5 years	273	26	4	1	277	27
Subtotal	583	43	4	1	587	44
Non-fixed-term securities	539	39	4	1	543	40

Total	1,122	82	8	2	1,130	84

      As of December 31, 2003, short-term marketable securities with a fair value of €77 million have been in a continuous unrealized-loss position for 12 months or longer. Gross unrealized losses attributable to these securities accumulated to €15 million. In 2004, an impairment of €5 million was recorded for securities that were carried at a fair value of €38 million as of December 31, 2003. The remaining securities recovered from their unrealized-loss position in response to positive developments in the equity markets.
      In 2004, amortized costs were written down in the amount of €45 million (2003: €18 million).
(15) Cash and Cash Equivalents
      Cash and cash equivalents with an original maturity of less than three months in the amount of €4,176 million (2003: €3,321 million) include checks, cash on hand, as well as balances in Bundesbank accounts and at other banking institutions. Included herein are also securities with an original maturity of less than three months.
      Balances in bank accounts include €23 million of collateral deposited at banks, the purpose of which is to prevent the exhaustion of credit lines in connection with the marking to market of derivatives transactions.
      Also included in bank account balances are liquid funds in the amount of €40 million that are subject to restricted access, of which €12 million must be considered as long-term restricted funds.
(16) Prepaid Expenses and Deferred Income
      Of the prepaid expenses totaling €344 million (2003: €398 million), €217 million (2003: €330 million) matures within one year. Deferred income totaled €1,102 million in 2004 (2003: €1,168 million), of which €194 million (2003: €327 million) matures within one year.
(17) Capital Stock
      The Company’s authorized capital stock of €1,799,200,000 remains unchanged and consists of 692,000,000 ordinary shares issued without nominal value. The number of outstanding shares as of December 31, 2004, totaled 659,153,403 (2003: 656,026,401; 2002: 652,341,876).
      Pursuant to a shareholder resolution approved at the Annual Shareholders’ Meeting held on April 28, 2004, the Board of Management is authorized to buy back outstanding shares up to an amount of 10.0 percent of E.ON AG’s capital stock through October 28, 2005.
      As of December 31, 2004, E.ON AG held a total of 4,374,403 (2003: 4,403,342) treasury shares having a book value of €256 million in the Consolidated Balance Sheet (equivalent to 0.6 percent or €11,373,448 of the capital stock). During 2004, the Company purchased 212,135 shares on the open market (2003: 240,000 shares from subsidiaries and 969 shares on the open market), and distributed 240,754 (2003: 244,796) shares to employees at preferential prices and 320 shares as compensation for the shareholders of Gelsenberg AG. Please refer to Note 9 for further information on stock-based compensation.
      An additional 28,472,194 shares of E.ON AG are held by its subsidiaries as of December 31, 2004 (2003: 31,570,257). At the beginning of July 2004, 3,098,063 of the 31,570,257 treasury shares held by these companies as of January 1, 2004, were used to compensate mainly minority shareholders of E.ON Bayern AG and, to a lesser extent, minority shareholders of CONTIGAS Deutsche Energie-AG. These shares held by subsidiaries were acquired at the time of the VEBA/ VIAG merger and considered treasury shares with no purchase price allocated to them.

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
      At the Annual Shareholders’ Meeting on April 30, 2003, conditional capital (with the opportunity to exclude shareholders’ subscription rights) in the amount of €175 million (“Conditional Capital”) was authorized until April 30, 2008. This Conditional Capital may be used to issue bonds with conversion or option rights and to fulfill conversion obligations towards creditors of bonds containing conversion obligations. The securities underlying these rights and obligations are either E.ON AG shares or those of companies in which E.ON AG directly or indirectly holds a majority stake.

(18)	Additional Paid-in Capital
      Additional paid-in capital results exclusively from share issuance premiums. As of December 31, 2004, additional paid-in capital amounts to €11,746 million (2003: €11,564 million). The increase of €182 million during 2004 is primarily a result of the distribution of 3,098,063 E.ON AG shares held by subsidiaries mainly to minority shareholders of E.ON Bayern AG and, to a lesser extent, minority shareholders of CONTIGAS Deutsche Energie-AG.
(19) Retained Earnings
      The following table provides details of the E.ON Group’s retained earnings as of the dates indicated:

	December 31,

€ in millions	2004	2003	2002

Legal reserves	45	45	45
Other retained earnings	19,958	16,931	13,427

Total	20,003	16,976	13,472

      According to German securities law, E.ON AG shareholders can only receive distributions from the retained earnings of E.ON AG as defined by German GAAP, which are included in the Group’s retained earnings under U.S. GAAP. As of December 31, 2004, these German-GAAP retained earnings amount to €3,852 million (2003: €2,478 million). Of these, legal reserves of €45 million (2003: €45 million) pursuant to § 150 subsections 3 and 4 AktG and reserves for own shares of €257 million (2003: €228 million) pursuant to § 272 subsection 4 HGB were not distributable on December 31, 2004. Accordingly, an amount of €3,550 million (2003: €2,205 million) is in principle available for dividend payments.
      The Group’s retained earnings as of December 31, 2004, include accumulated undistributed earnings of €692 million (2003: €704 million) from companies that have been accounted for under the equity method.
(20) Other Comprehensive Income
      The components of other comprehensive income and the related tax effects as of the dates indicated are as follows:

	December 31, 2004			December 31, 2003			December 31, 2002

		Tax			Tax			Tax
		benefit/			benefit/			benefit/
€ in millions	Before tax	(expense)	Net-of-tax	Before tax	(expense)	Net-of-tax	Before tax	(expense)	Net-of-tax

Foreign currency translation adjustments	139	(25)	114	(701)	(152)	(853)	(438)	(55)	(493)
Plus (Less): reclassification adjustments affecting income	11	—	11	71	3	74	(125)	—	(125)
Unrealized holding gains/(losses) arising during period	1,349	(243)	1,106	1,282	(35)	1,247	(514)	(20)	(534)
Plus (Less): reclassification adjustments affecting income	(107)	(5)	(112)	(74)	14	(60)	1,355	(559)	796
Additional minimum pension liability	(935)	337	(598)	(156)	65	(91)	(116)	35	(81)
Cash flow hedges	89	(33)	56	224	(89)	135	(129)	65	(64)

Total	546	31	577	646	(194)	452	33	(534)	(501)

(21) Minority Interests
      Minority interests as of the dates indicated are attributable to the following segments:

	December 31,

€ in millions	2004	2003

Central Europe	2,096	2,208
Pan-European Gas	126	185
U.K.	92	122
Nordic	1,668	1,656
U.S. Midwest	103	109
Corporate Center	36	(19)

Core energy business	4,121	4,261
Other activities	23	364

Total	4,144	4,625

(22)	Provisions for Pensions
      E.ON and its subsidiaries maintain both defined benefit pension plans and defined contribution plans. Some of the latter are part of a multiemployer pension plan under EITF 90-3, “Accounting for Employers’ Obligations for Future Contributions to a Multiemployer Pension Plan,” for approximately 5,500 employees at the Nordic market unit.
      Pension benefits are primarily based on compensation levels and years of service. Most Germany-based employees who joined the Company prior to 1999 participate in a final-pay arrangement, under which their retirement benefits depend in principle on their final salary (averaged over the last years of employment) and on years of service, but years of service beyond 2004 are now often no longer considered in these plans. Most employees who joined the Company in or after 1999 are enrolled in a cash balance pension plan, under which regular payroll deductions are actuarially converted into pension units. To fund these defined benefit plans, the Company sets aside notional contributions and/or accumulates plan assets. For employees in defined contribution pension plans, under which the Company pays fixed contributions to an outside insurer or pension fund, the amount of the benefit depends on the value of each employee’s individual pension claim at the time of his or her retirement from the Company.
      The liabilities arising from the pension plans and their respective costs are determined using the projected unit credit method in accordance with SFAS 87. The valuation is based on current pensions and pension entitlements and on economic assumptions that have been chosen in order to reflect realistic expectations. Furthermore, cash balance pension plans are valued in accordance with EITF 03-4 (traditional unit credit method). The obligations arising primarily at U.S. companies from health-care and other post-retirement benefits for certain employees are calculated in accordance with SFAS 106.
      The effective date for fixing the economic valuation parameter is December 31 of each year. The necessary calculation of the number of personnel, particularly in the consolidated German subsidiaries, takes place on September 30, with significant changes carried forward to December 31.
      The changes in the projected benefit obligation (“PBO”) are shown below. The acquisition of Midlands Electricity, which resulted in an addition of €1.390 million, is mainly responsible for the change shown as “Change in scope of consolidation” in 2004. The disposal of Degussa, which resulted in a decrease of €3,572 million in related obligations, and the acquisition of E.ON Ruhrgas, which brought about an increase of €759 million, were mainly responsible for the change in that same category in 2003.

Changes in Projected Benefit Obligations
€ in millions	2004	2003

Balance as of January 1	13,295	15,816
Service cost	215	176
Interest cost	804	724
Change in scope of consolidation	1,397	(2,816)
Prior service cost	6	22
Actuarial gains(-)/losses	1,182	669
Exchange rate differences	(144)	(539)
Other	6	(3)
Pensions paid	(843)	(754)

Balance as of December 31	15,918	13,295

      Of the entire benefit obligation, €210 million (2003: €225 million) is related to health-care benefits.
      No significant effects resulted from the initial adjustment of expenses for obligations arising from health-care benefits in the third quarter of 2004 in accordance with FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP No. 106-2”). The adjustment amounts arising from the determination of the projected benefit obligation were accounted for on December 31, 2004, for the first time in accordance with the option provided for in FSP No. 106-2.
      The changes in plan assets, which do not include any shares in E.ON Group companies, are shown in the following table. The acquisition of Midlands Electricity, which added €1,218 million in plan assets, is mainly responsible for the change shown as “Change in scope of consolidation” in 2004. The deconsolidation of Degussa resulted in a reduction of €728 million in the same category in 2003.

Changes in Plan Assets
€ in millions	2004	2003

Balance as of January 1	4,922	5,477
Actual return on plan assets	601	660
Company contributions	182	229
Employee contributions	16	15
Change in scope of consolidation	1,220	(683)
Exchange rate differences	(97)	(401)
Pensions paid	(439)	(365)
Other	(6)	(10)

Balance as of December 31	6,399	4,922

      The current allocation of plan assets to asset categories and the target portfolio structure are as follows:

		December 31,
	Target
in %	Allocation	2004	2003

Equity securities	45	51	53
Debt securities	49	42	40
Real estate	5	5	6
Other	1	2	1
      Debt with remaining maturities from 0 to 30 years had an average weighted remaining maturity of 17.1 years on December 31, 2004. On December 31, 2003, the remaining terms ranged between 0 and 46 years, and the average weighted remaining maturity of the debt was 16.5 years.
      In the E.ON Group, the vast majority of reported plan assets relates to the pension plans at the U.K. and U.S. Midwest market units. The investment objective for the pension plan assets is the real-time coverage of benefit obligations for the corresponding pension plans.
      The long-term investment strategy for the various pension plans takes into consideration, among other things, the scope of the benefit obligations, the maturity structure, the minimum capital reserve requirements and, if applicable, other relevant factors. The target portfolio structure was determined on the basis of current evaluations of the investment strategy and the market environment, and is reviewed on a regular basis and adjusted, if necessary, to reflect market trends. The current investment strategy is focused on equity securities, as well as on high-quality government bonds and selected corporate bonds. As of December 31, 2004, the percentage of overall plan assets consisting of equity securities had been further reduced.
      In 2004, the average rate of return on plan assets was 10.1 percent. This performance was above the expected rate of return of 6.8 percent, which is part of the net periodic pension costs. The expected rate of return on plan assets is targeted in such a way that, over the long term, the total expected return from plan assets is at least equal to the actuarially determined benefit obligation.
      The funded status — the difference between the PBO for all pension units and the fair value of plan assets — is reconciled with the provisions shown on the balance sheet as shown below:

	December 31,

€ in millions	2004	2003

Funded status	9,519	8,373
Unrecognized actuarial loss	(2,453)	(1,518)
Unrecognized prior service cost	(27)	(42)

Unfunded accrued benefit cost	7,039	6,813
Additional minimum liability	1,550	629

Provisions for pensions	8,589	7,442

      The provisions for pensions reported for December 31, 2004, include €403 million (2003: €393 million) in short-term commitments.
      The accumulated benefit obligation for all defined benefit pension plans amounted to €14,878 million (2003: €12,284 million) on December 31, 2004.
      Under U.S. GAAP, an additional minimum liability does not affect income, because an intangible asset in the amount of €38 million as of December 31, 2004 (2003: €53 million), is recorded, with the remainder being charged against stockholders’ equity in the amount of €1,512 million (2003: €576 million; 2002: €709 million).
      Actuarial gains and losses result from variations in valuation assumptions, differences between the estimated and actual number of beneficiaries and underlying assumptions and are recognized as provisions for pensions on a delayed basis and amortized separately over periods determined for each individual pension plan.
      Provisions for pensions shown on the balance sheet as of December 31, 2004, particularly include obligations of U.S. companies arising from post-retirement health-care benefits in the amount of €181 million (2003: €186 million), with allowances made for increases in the costs of health-care benefits amounting to 9.4 percent in the short term and 4.3 percent in the long term.
      The total net periodic defined benefit pension cost is detailed in the table below:

€ in millions	2004	2003	2002

Employer service cost	199	161	173
Interest cost	804	724	688
Expected return on plan assets	(426)	(331)	(238)
Prior service cost	24	21	17
Net amortization of (gains)/losses	42	25	45

Total	643	600	685

      For 2005, it is expected that the overall Company contribution to plan assets in order to guarantee the minimum plan asset values stipulated by law or by-laws will be €54 million (2003: €113 million). For details on the announced one-time contribution of approximately €600 million (GBP 420 million) to be made in 2005 to the plan assets of the U.K. market unit please refer to Note 33.
      The net periodic pension cost shown includes an amount of €18 million in 2004 (2003: €19 million) for retiree health-care benefits. A one-percentage-point increase or decrease in the assumed health care cost trend rate would affect the interest and service components and result in a change in net periodic pension cost of +€0.9 million or -€0.8 million, respectively. The resulting accumulated post-retirement benefit obligation would change by +€10 million or -€9 million, respectively.
      In addition to total net periodic pension cost, an amount of €52 million in 2004 (2003: €36 million) was incurred for defined contribution pension plans and other retirement provisions, under which the Company pays fixed contributions to external insurers or similar institutions.
      Prospective undiscounted pension payments for the next ten years are shown in the following table:

€ in millions

2005	814
2006	837
2007	859
2008	882
2009	906
2010 – 2014	4,835

Total	9,133

      Effective with the 2000 fiscal year, the Company began using the Klaus Heubeck biometric tables from 1998 (“Richttafeln 1998”) for the domestic pension liabilities, the current industry standard for calculating company pension obligations in Germany. However, the table’s disability incidence rates have been reduced by 20.0 percent to better reflect the Company’s specific situation.
      Actuarial values of the pension obligations of the principal German, U.K. and U.S. subsidiaries were computed based on the following average assumptions for each region:

	December 31, 2004			December 31, 2003

		United	United		United	United
in %	Germany	Kingdom	States	Germany	Kingdom	States

Discount rate	4.75	5.30	5.75	5.50	5.50	6.25
Salary increase rate	2.75	4.00	4.50	2.75	4.00	3.00
Expected return on plan assets	4.75	6.70	8.25	5.50	6.70	8.50
Pension increase rate	1.25	2.80	—	1.25	2.50	—
(23) Other Provisions
      Immediately below is a brief description of the asset retirement obligations that were reported for the first time in 2003 pursuant to the adoption of SFAS 143. The subsequent sections contain more detailed information about the other provisions as a whole.
Description of Asset Retirement Obligations
      E.ON adopted SFAS 143 on January 1, 2003. As of December 31, 2004, E.ON’s asset retirement obligations included:

•	retirement costs shown in sub-items 1ab) and 1ba) for decommissioning of nuclear power plants in Germany in the amount of €8,204 million (2003: €8,106 million) and in Sweden in the amount of €404 million (2003: €385 million),

•	environmental improvement measures reported under sub-item 8) related to the locations of non-nuclear power plants, including removal of electricity transmission and distribution equipment in the amount of €327 million (2003: €377 million), and

•	environmental improvements at gas storage facilities in the amount of €77 million (2003: €76 million) and at opencast mining facilities in the amount of €59 million (2003: €55 million), as well as the decommissioning of oil and gas field infrastructure in the amount of €17 million (2003: €10 million). These obligations are also reported under sub-item 8).
      The following table summarizes the changes in E.ON’s asset retirement obligations:

€ in millions	2004	2003

Balance as of January 1	9,009	8,638
Liabilities incurred in the current period	11	18
Liabilities settled in the current period	(164)	(104)
Change in scope of consolidation	2	76
Accretion expense	499	486
Revision in estimated cash flows	(272)	(97)
Other changes	3	(8)

Balance as of December 31	9,088	9,009

      Interest resulting from the accretion of asset retirement obligations is shown in financial earnings (see Note 6).
      Had SFAS 143 been applied for all reported periods, the Company would have reported total asset retirement obligations of €7,080 million and €8,638 million as of January 1, 2002, and December 31, 2002, respectively. For the year ended December 31, 2003, E.ON would have reported net income of €5,095 million (2002: €2,597 million) and earnings per share of €7.79 (actual EPS: €7.11) and €3.98 (actual EPS: €4.26) for the year ended December 31, 2002. These pro-forma amounts were measured using information, assumptions and interest rates that were current as of the date of the Company’s initial adoption of SFAS 143. For further details on SFAS 143 please see sub-items 1) and 8).
Other Provisions
      The following table lists other provisions as of the dates indicated:

	December 31,

€ in millions	2004	2003

Provisions for nuclear waste management(1)	13,481	13,758
Disposal of nuclear fuel rods	5,370	5,710
Asset retirement obligation (SFAS 143)	8,608	8,491
Waste disposal	378	408
less: advance payments	(875)	(851)

Provisions for taxes(2)	2,871	2,827
Provisions for personnel costs(3)	1,611	1,568
Provisions for supplier-related contracts(4)	2,818	2,740
Provisions for customer-related contracts(5)	439	1,295
U.S. regulatory liabilities(6)	415	462
Provisions for environmental remediation(7)	337	332
Provisions for environmental improvements, including land reclamation(8)	1,657	1,693
Miscellaneous(9)	2,024	2,211

Total	25,653	26,886

      As of December 31, 2004, €19,142 million of the above provisions are due after more than one year (2003: €20,036 million).
      Of these other provisions, €14,512 million (2003: €14,594 million) bear interest.
1) Provisions for nuclear waste management
a) Germany
      Provisions for nuclear waste management comprise costs for the disposal of spent nuclear fuel rods, the decommissioning of nuclear and non-nuclear power plant components, and the disposal of low-level nuclear waste.
      The provisions for nuclear waste management stated above are net of advance payments of €875 million in 2004 (2003: €851 million). The advance payments are prepayments to nuclear fuel reprocessors and to other waste management companies, as well as to governmental authorities, relating to reprocessing of spent fuel rods and the construction of permanent storage facilities. Provisions for the costs of nuclear fuel rod disposal, of nuclear power plant decommissioning, and of the disposal of low-level nuclear waste also include the costs for the permanent storage of radioactive waste.
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
      In calculating the provisions for nuclear waste management, the Company has also taken into account the effects of the nuclear energy agreement reached by the German government and the country’s major energy utilities on June 14, 2000, and the related agreement signed on June 11, 2001.

aa)	Management of Spent Nuclear Fuel Rods
      The requirement for spent nuclear fuel reprocessing and disposal/ storage is based on the German Nuclear Power Regulations Act (“Atomgesetz”). Operators may either reprocess or permanently store nuclear waste. Material may be shipped for reprocessing until June 30, 2005; after that date, spent nuclear fuel rods will be disposed of exclusively through permanent storage.
      There are contracts in place between E.ON Energie and two large European fuel reprocessing firms, BNFL in the U.K. and Cogema in France, for the reprocessing of spent nuclear fuel from its German nuclear plants. The radioactive waste that results from reprocessing will be returned to Germany to be temporarily stored in an authorized storage facility. Permanent storage is also expected to occur in Germany.
      The provision for the costs of used nuclear fuel rods reprocessing includes the costs for all components of the reprocessing requirements, particularly

•	the costs of transporting spent fuel to the reprocessing firms,

•	the costs of fuel reprocessing, as well as

•	the costs of outbound transportation and the intermediate storage of nuclear waste.
      The cost estimates are based primarily on existing contracts.
      Provisions for the costs of permanent storage of used fuel rods primarily include

•	contractual costs for procuring intermediate containers and intermediate on-site storage on the plant premises, and

•	costs of transporting spent fuel rods to conditioning facilities, conditioning costs, and costs for procuring permanent storage containers as determined by external studies.
      The provision for the management of used fuel rods is provided over the period in which the fuel is consumed to generate electricity.

ab)	Nuclear Plant Decommissioning
      The obligation with regard to the nuclear portion of nuclear plant decommissioning is based on the aforementioned Atomgesetz, while the obligation for the non-nuclear portion depends upon legally binding civil agreements and public regulations, as well as other agreements.
      The provision for the costs of nuclear plant decommissioning includes the expected costs for run-out operation, closure and maintenance of the facility, dismantling and removal of both the nuclear and non-nuclear portions of the plant, conditioning, and temporary and final storage of contaminated waste. The expected decommissioning and storage costs are based upon studies performed by external specialists and are updated regularly.

ac)	Waste from Plant Operations
      The provision for the costs of the disposal of low-level nuclear waste covers all expected costs for the conditioning of low-level waste that is generated in the operation of the facilities.

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

bb)	Nuclear Fuel Rods and Nuclear Waste in Sweden
      The required fees for high-level radioactive waste paid to the national fund for nuclear waste management are shown as an expense.
      In the case of low-level and medium-level radioactive waste, a joint venture owned by Swedish nuclear power plant operators charges annual fees based on actual waste management costs. The Company records the corresponding payments to this venture as an expense.

c)	United Kingdom and United States
      Neither the U.K. nor the U.S. Midwest market units operate any nuclear power plants. They are therefore not required to make payments or record liabilities similar to those described above with respect to Germany.
2) Taxes
      Provisions for taxes relate primarily to domestic and foreign corporate income taxes due in the current year, and also to any tax obligations that might arise from preceding years. Provisions are calculated on the basis of the respective tax legislation of the countries in which the Company operates, and due consideration will be taken of all known circumstances.
3) Personnel Liabilities
      Provisions for personnel expenses primarily cover provisions for vacation pay, early retirement benefits, anniversary obligations and other deferred personnel costs.
4) Supplier-Related Liabilities
      Provisions for supplier-related liabilities consist primarily of provisions for goods and services received but not yet invoiced and for potential losses from purchase obligations. Provisions for goods and services received but not yet invoiced represent obligations related to the purchase of goods that have been received and services that have been rendered, but for which an invoice has not yet been received.
5) Customer-Related Liabilities
      Provisions for customer-related liabilities consist primarily of potential losses on open sales contracts. Also included are provisions for warranties, as well as for rebates, bonuses and discounts.

6)	U.S. Regulatory Liabilities
      Pursuant to SFAS 71 (see Note 2), liabilities that are subject to U.S. regulation are reported separately.

7)	Environmental Remediation
      Provisions for environmental remediation refer primarily to rehabilitating contaminated sites, redevelopment and water protection measures.

8)	Environmental Improvements and Similar Liabilities, including Land Reclamation
      Provisions for environmental improvements and similar liabilities primarily include asset retirement obligations pursuant to SFAS 143 in the amount of €480 million (2003: €518 million). Also included are provisions for reversion of title, other environmental improvements and reclamation liabilities.

9)	Miscellaneous
      Other provisions primarily include provisions arising from the electricity business, provisions for liabilities arising from the acquisition and disposal of companies and provisions for tax-related interest expenses.

(24)	Liabilities
      The following table provides details of liabilities as of the dates indicated:

	December 31, 2004					December 31, 2003

		With a remaining					With a remaining
		term of					term of
					Average					Average
					interest rate					interest rate
		up to	1 to 5	over	up to 1 year		up to	1 to 5	over	up to 1 year
€ in millions	Total	1 year	years	5 years	(in %)	Total	1 year	years	5 years	(in %)

Bonds (including Medium Term Note programs)	9,148	355	5,306	3,487	2.4	11,506	1,400	1,469	8,637	5.4
Commercial paper	3,631	3,631	—	—	2.1	2,168	2,168	—	—	2.5
Bank loans/ Liabilities to banks	4,130	1,010	1,506	1,614	3.7	4,917	1,283	1,633	2,001	3.9
Bills payable	51	3	48	—	2.6	71	—	3	68	3.6
Other financial liabilities	1,648	155	547	946	4.4	1,332	340	228	764	4.2

Financial liabilities to banks and third parties	18,608	5,154	7,407	6,047		19,994	5,191	3,333	11,470

Financial liabilities to affiliated companies	134	128	—	6	2.5	231	225	1	5	2.3
Liabilities to associated companies and other share investments	1,834	1,754	20	60	3.5	1,925	1,850	12	63	2.0

Financial liabilities to Group companies	1,968	1,882	20	66		2,156	2,075	13	68

Financial liabilities	20,576	7,036	7,427	6,113		22,150	7,266	3,346	11,538

Accounts payable	3,662	3,627	35	—		3,778	3,768	10	—
Liabilities to affiliated companies	147	103	—	44		77	39	—	38
Liabilities to associated companies and other share investments	184	92	71	21		239	170	55	14
Capital expenditure grants	271	26	93	152		285	22	78	185
Construction grants from energy consumers	3,558	347	692	2,519		3,516	162	639	2,715
Advance payments	725	722	3	—		695	670	25	—
Other	5,507	3,793	323	1,391		5,313	3,811	125	1,377
thereof taxes	989	989	—	—		781	781	—	—
thereof social security contributions	62	62	—	—		55	55	—	—

Operating liabilities	14,054	8,710	1,217	4,127		13,903	8,642	932	4,329

Liabilities	34,630	15,746	8,644	10,240		36,053	15,908	4,278	15,867

      In the Consolidated Balance Sheet, liabilities are reported net of the interest portion of non-interest-bearing and low-interest liabilities in the amount of €34,355 million (2003: €35,690 million). The interest portion amounts to €275 million (2003: €363 million).

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
      These financing arrangements contain affirmative and negative covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. In general, E.ON’s most significant financial arrangements do not include financial covenants such as ratio compliance tests or a rating trigger, though a number do include restrictions on certain types of transactions and negative pledges, while others include material adverse change clauses relating to the relevant borrower. The following description of each of the Group’s most significant individual financing arrangements includes disclosures of financial covenants or cross-default clauses contained in those arrangements that were in effect as of December 31, 2004. E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2004 and 2003, and no cross-default clauses had been triggered as of such dates.
      In addition, E.ON has numerous additional financing arrangements that are not individually significant and that are summarized below grouped by segment and type of arrangement. These other arrangements also include affirmative and negative covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. Certain of these arrangements also include financial covenants, including requirements to maintain certain ratios. Certain arrangements also include material adverse change clauses, as well as restrictions on certain types of transactions and negative pledges. As of December 31, 2003, a second-tier subsidiary was not in compliance with a financial-ratio covenant relating to a loan which, on December 31, 2003, had an amount of €464 million outstanding. Creditors were informed of this non-compliance in advance, whereupon they chose not to assert their rights in connection with this event. The non-compliance was cured in 2004. Except for this single case of non-compliance, E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2004 and 2003, and no cross-default clauses had been triggered as of such dates.
      The failure of E.ON or the relevant borrower to comply with any of the identified covenants or the triggering of any cross-default clauses could result in any or all of the following:

•	the repayment of the affected financing arrangement

•	the declaration that a liability becomes due and payable before its stated maturity

•	the triggering of cross defaults in other financing arrangements

•	E.ON’s access to additional financing on favorable terms being severely curtailed or even eliminated
Corporate Center
€20 billion Medium Term Note Program
      Established in 1995, the Company’s MTN program was increased to €20 billion in August 2002. This program allows E.ON AG and its wholly owned subsidiaries E.ON International Finance B.V. (“E.ON International Finance”), Rotterdam, The Netherlands, and E.ON UK Finance Ltd. (renamed E.ON UK Finance plc in March 2003, hereinafter “E.ON UK Finance”), London, U.K., under the unconditional guarantee of E.ON AG, to periodically issue debt instruments through syndicated and private placements to investors. On May 17, 2002, E.ON issued its first-ever multi-currency bond in euros and pounds sterling (“GBP”) on the international bond markets. At year end 2004, the following bonds were outstanding:

•	€4.25 billion issued by E.ON International Finance with a coupon of 5.75 percent and a maturity in May 2009

•	€0.9 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2017

•	GBP 500 million or €704 million issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2012

•	GBP 0.975 billion or €1.37 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in June 2032
      Neither the MTN program nor any of the bonds outstanding at year end 2004 or 2003 contain any financial covenants. The MTN program documentation, as well as the bonds issued under the program, both contain the same cross-default clause. A cross default would be triggered if any creditor is entitled to declare that any such indebtedness is payable before its stated maturity by reason of an event of default or if an issuer or the guarantor under the program fails to pay indebtedness for borrowed money or any amount payable under any guarantee in respect of such indebtedness (cross payment default). A cross default would only occur if the aggregate amount of such indebtedness exceeds €25 million.
Other Bonds
      As of December 31, 2003, Powergen US Funding LLC (“Powergen US Funding”), Delaware, U.S., had a USD 1,050 million or €840 million Global U.S. Dollar Bond outstanding. The bond had a coupon of 4.5 percent, it matured and was repaid in full on October 15, 2004. As of December 31, 2004, no amount was outstanding under that bond.
€10 billion Commercial Paper Program
      Established in 1994, E.ON AG’s commercial paper program was increased to €10 billion in March 2003. This program allows E.ON AG and the wholly owned subsidiaries E.ON International Finance and E.ON UK Finance, under the unconditional guarantee of E.ON AG, to periodically issue commercial paper with maturities of up to 729 days to investors. Proceeds from these offerings may be used for general corporate purposes. The commercial paper program does not contain any financial covenants. A cross default would be triggered if any creditor is entitled to declare that any such indebtedness is payable before its stated maturity by reason of an event of default or if an issuer or the guarantor under the program fails to pay indebtedness for borrowed money or any amount payable under any guarantee in respect of such indebtedness (cross payment default). A cross default would only occur if the aggregate amount of such indebtedness exceeds €30 million. As of December 31, 2004, E.ON AG had issued approximately €3.4 billion (2003: €2.0 billion) in commercial paper, leaving approximately €6.6 billion available under the program.
€10 billion Syndicated Multi-Currency Revolving Credit Facility Agreement
      E.ON AG and its subsidiaries Hibernia Industriewerte GmbH (renamed E.ON Finance GmbH in January 2004), Düsseldorf, Germany, E.ON International Finance and E.ON UK Finance (each under the unconditional guarantee of E.ON AG, collectively “the borrowers”) established a revolving credit facility on December 13, 2002, that initially permitted borrowings in various currencies in an aggregate amount of up to €15 billion. This facility was cancelled on December 2, 2004, and replaced by a revolving credit facility that permits the borrowers to make borrowings in various currencies in an aggregate amount of up to €10 billion. The facility is divided into Tranche A, a revolving credit facility in the amount of €5 billion, and Tranche B, a revolving credit facility also in the amount of €5 billion. Tranche A has an initial maturity of 364 days but includes both an extension option and a term-out option of 364 days each. Amounts raised under Tranche A may be used for general corporate purposes and bear interest generally equal to EURIBOR or LIBOR for the respective currency plus a margin of 15 basis points. Tranche B has a maturity of 5 years but includes an extension option which allows for two extensions each of one year. The extension option may only be exercised at the end of year 1 and/or at the end of year 2. Amounts raised under Tranche B may be used for the refinancing of existing credit facilities, for liquidity back-up and for other general corporate purposes. Drawings under this tranche bear interest equal to EURIBOR or LIBOR for the respective currency plus a margin of 20 basis points. The facility does not contain any financial covenants. A cross default would be triggered by the declaration of financial indebtedness of any material subsidiary or any of the borrowers to be due and payable prior to its specified maturity pursuant to the occurrence of an event of default (cross acceleration default) and by non-payment of any financial indebtedness of any material subsidiary or any of the borrowers when due or after any applicable grace period (cross payment default). These cross defaults would only occur if the aggregate amount of all such financial indebtedness is more than €100 million (or its equivalent in any other currency or currencies). The material subsidiaries are E.ON Energie AG, E.ON UK plc, LG&E Energy LLC, E.ON Ruhrgas AG and any other member of the Group whose total assets or revenues exceed 10 percent of the total assets or revenues of the E.ON Group. As of December 31, 2004, there were no borrowings outstanding under this facility (2003: €0 million).
      The E.ON AG syndicated credit facility contains no financial covenants, nor does it provide for a rating trigger.
Bilateral Credit Lines
      At year end 2004, E.ON AG had committed short-term credit lines of €180 million (2003: €180 million) with maturities of up to one year and variable interest rates of up to 25 basis points above EURIBOR. These credit lines may be used for general corporate purposes. In addition, E.ON AG had several uncommitted short-term credit lines. As of December 31, 2004, E.ON AG had a €0 million (2003: €0 million) outstanding balance under these credit lines.
      As of December 31, 2004, E.ON North America Inc. (“E.ON North America”), New York, U.S., a wholly owned subsidiary of E.ON AG, had an USD 100 million credit facility. This is an overdraft loan facility to be used for short-term overnight general corporate use. The rate charged on the daily loan balance is 8 basis points over the Federal Funds Rate. There was no outstanding balance under this line at year end 2004 and 2003.
      None of these bilateral credit lines include financial covenants, nor do they provide for cross defaults or a rating trigger.
Central Europe
Bank Loans, Credit Facilities
      As of December 31, 2004, the Central Europe market unit had committed credit lines of €491 million (2003: €284 million). The credit lines may be used for general corporate purposes. In particular, they serve as back-up facilities for letters of credit and bank guarantees. In addition, Central Europe had uncommitted short-term credit lines with various banks. Under the credit lines, €181 million was outstanding at year end 2004 (2003: €118 million). Most of the credit lines do not have a specific maturity. Interest rates for unanticipated drawdowns of facilities reach up to 10 percent. Planned use of the facilities is subject to interest at variable money-market rates plus a margin of up to 47.5 basis points.
      Bank loans have been used by the Central Europe market unit primarily to finance specific projects or investment programs and include subsidized credit facilities from national and international financing institutions. Bank loans (including short-term credit lines) amounted to €1,216 million as of December 31, 2004 (2003: €1,738 million).
Pan-European Gas
Long-Term Loans
      In March 1999, the Pan-European Gas market unit obtained four long-term bilateral loans from banks bearing fixed interest rates in the aggregate amount of €280 million with maturities of 5 to 15 years. The loans are repayable at maturity. The outstanding amount as of December 31, 2004, was €140 million (2003: €280 million). The interest rates for these loans vary between 5.005 and 5.068 percent.
      In addition, in the period from 1997 to 2003, Pan-European Gas subsidiary Ferngas Nordbayern GmbH obtained long-term loans from banks totaling €84 million. The loans each have a maturity of ten years with annual or quarterly repayments. The outstanding amount as of December 31, 2004, was €21 million (2003: €50 million). The interest rates for these loans vary between 4.25 and 5.98 percent (on average, about 5.06 percent).

U.K.
Bonds
      Following the acquisition of the Midlands Electricity group of companies in January 2004, E.ON UK plc assumed responsibility for the liabilities of the acquired companies that were outstanding at the time of the acquisition. In the following, these liabilities are referred to as “the Midlands Debt”.
      During the first half of 2004, a portion of the outstanding bonds issued by E.ON UK plc and its subsidiaries were purchased by other E.ON Group companies following an offer to tender. Consequently, as of December 31, 2004, only a portion of the bonds still outstanding were held by investors external to the E.ON Group, as detailed below:

•	GBP 250 million or €352 million bond issued by E.ON UK plc with a coupon of 8.5 percent maturing in July 2006, of which GBP 44 million or €62 million was held by external investors

•	GBP 250 million or €352 million bond issued by E.ON UK plc with a coupon of 6.25 percent maturing in April 2024, of which GBP 8 million or €11 million was held by external investors

•	GBP 150 million or €211 million issued by Central Networks plc (previously Midlands Electricity plc, a wholly-owned subsidiary of E.ON UK plc) with a coupon of 7.375 percent maturing in November 2007 (part of the Midlands Debt), of which GBP 1 million or approximately €1 million was held by external investors

•	€500 million Eurobond issued by E.ON UK plc with a coupon of 5.0 percent maturing in July 2009, of which €264 million was held by external investors

•	USD 410 million or €301 million Yankee Bond issued by Powergen (East Midlands) Investments, London, U.K., with a coupon of 7.45 percent maturing in May 2007, of which USD 173 million or €127 million was held by external investors
      Each of these bonds includes covenants providing for a negative pledge and restrictions on sale and lease-back transactions. Each also includes a cross-default clause that would be triggered by a non-payment of principal, premium or interest on any obligation of the issuer, E.ON UK plc or any of its subsidiaries, with the threshold amounts ranging from GBP 10 million to GBP 50 million.
      As at year end 2004 and 2003, E.ON UK plc and its subsidiaries complied fully with the covenants included in their outstanding bonds.
Nordic
Sydkraft Medium Term Note Program
      A domestic MTN program was established by Sydkraft in 1999 and was increased in 2003 to a maximum allowed outstanding amount of 13 billion Swedish kronor (“SEK”). The facility is renewed every year and allows for borrowings with a maturity of up to 15 years with various interest rate structures. The program does not include any financial covenants but does contain a cross-default clause which would be triggered by a default of Sydkraft or any of its subsidiaries on financial indebtedness in the amount of SEK 10 million or more. The outstanding amount as of December 31, 2004, was SEK 4,458 million or €494 million (2003: SEK 5,895 million or €649 million).
Sydkraft and Graninge Commercial Paper Programs
      Established in 1990, Sydkraft’s domestic commercial paper program was increased in 1999 to a maximum allowed outstanding amount of SEK 3 billion. Borrowings can be made for terms of up to 365 days. The outstanding amount as of December 31, 2004, was SEK 1,500 million or €166 million (2003: SEK 300 million or €33 million).

      A Euro commercial paper program was established by Sydkraft in 1990 with a maximum allowed outstanding amount of USD 200 million. Borrowings can be made in various currencies for terms of up to 365 days. The outstanding amount as of December 31, 2004, was €61 million (2003: €0 million).
      In addition, Graninge, a subsidiary of Sydkraft, had established a SEK 3 billion domestic commercial paper program allowing the issuance of commercial paper with maturities of up to 365 days. As this program was cancelled on August 27, 2004, no amounts were outstanding as of December 31, 2004, (2003: SEK 792 million or €87 million).
      None of these commercial paper programs include any financial covenants or cross-default clauses.
Bank Loans, Credit Facilities
      Sydkraft has obtained bilateral loans from credit institutions with fixed interest rates ranging between 5.07 and 7.85 percent and with a floating rate spread of 21.5 basis points and maturities between one and seven years. As of December 31, 2004, the aggregate amount outstanding was SEK 2,269 million or €252 million (2003: SEK 2,745 million or €302 million). These loans have mainly been used to finance specific investments.
      A revolving credit facility of €210 million was established by Sydkraft AB’s subsidiary Graninge in 1999. This facility was cancelled on April 1, 2004, and consequently no amounts were outstanding as of December 31, 2004 (2003: €110 million).
U.S. Midwest
Bonds and Medium Term Note Programs
      LG&E Capital Corp. (“LG&E Capital”), Louisville, Kentucky, U.S., has an MTN program under which it was authorized to issue initially up to USD 1.05 billion in bonds. Amounts repaid may not be reborrowed. As of December 31, 2004, the amount outstanding under the program was USD 300 million or €221 million (2003: USD 450 million or €360 million), leaving USD 400 million available for future issuance. The average interest rate for issues under this program for 2004 was 6.97 percent with maturities ranging from 2008 to 2011.
      The LG&E Capital MTN program requires LG&E Energy to maintain ownership of at least 80 percent of LG&E Capital and 100 percent of Louisville Gas and Electric Company (“LG&E”), Louisville, Kentucky, U.S. The program also requires LG&E Capital to maintain tangible net worth of at least USD 25 million, and prohibits liens on the shares of LG&E and LG&E Capital. Additionally, the program limits the use of sale and leaseback transactions. Any default on debt of the subsidiaries of LG&E Capital in excess of USD 15 million or a default by LG&E or LG&E Energy in excess of USD 25 million causes a default of the MTN program.
      In addition, as of December 31, 2004, bonds in the amount of USD 574 million or €422 million (2003: USD 574 million or €459 million) were outstanding at LG&E and bonds in the amount of USD 385 million or €283 million (2003: USD 390 million or €312 million) were outstanding at Kentucky Utilities Company (“Kentucky Utilities”), Louisville, Kentucky, U.S., with fixed interest rates as well as with variable interest rates. Fixed rate bonds range from 5.90 percent to 7.92 percent, the average interest rate on the variable rate bonds was less than 2.00 percent in 2004. On the LG&E bonds, maturities range from 2013 to 2033, and on the Kentucky Utilities bonds, maturities range from 2006 to 2034. The LG&E and Kentucky Utilities bonds are collateralized by a lien on substantially all of the assets of the respective companies.
Bilateral Credit Lines, Bank Loans
      LG&E has five revolving lines of credit with banks totaling USD 185 million or €136 million. These credit facilities expire in June 2005, and there was no outstanding balance under any of these facilities on December 31, 2004 (2003: €0 million).
      These revolving lines of credit include financial covenants, in particular that LG&E’s debt/total capitalization ratio must be less than 70 percent and that E.ON AG must own at least two thirds of voting stock of LG&E directly or indirectly. Furthermore, the corporate credit rating of LG&E must be at or above BBB- and Baa3 and LG&E may not dispose of assets aggregating more than 15 percent of total assets. Each of the credit lines contains a cross-default provision that causes the LG&E bilateral line of credit to be in default if LG&E is in default on other debt in excess of USD 25 million.
      In addition to the above, at year end 2004, LG&E Capital had short-term and long-term loans totaling USD 5 million or €4 million (2003: USD 35 million or €28 million).
Viterra
Bilateral Credit Lines
      At year end 2004, Viterra had committed short-term credit lines from various domestic and international banks of approximately €191 million (2003: €471 million) with maturities of up to one year. These credit lines may be used for general corporate purposes (such as bank guarantees). As of December 31, 2004, there was €130 million outstanding under these lines (2003: €149 million).
Long-Term Loans
      At year end 2004, Viterra AG and its subsidiaries had numerous long-term loans from banks and other creditors totaling €2,855 million (2003: €2,480 million). As of December 31, 2004, a nominal amount of €1,542 million of all loans from banks and other creditors was collateralized by mortgages on real estate and an equivalent amount of €1,111 million was collateralized by a pledge of company shares. The interest rates on these financial liabilities vary between 0 and 8.5 percent (on average, about 4 percent).
      As of December 31, 2004, E.ON’s financial liabilities to banks and third parties had the following maturities:

	Repayment	Repayment	Repayment	Repayment	Repayment	Repayment
€ in millions	2005	2006	2007	2008	2009	after 2009	Total

Bonds (including MTN programs)	355	448	202	134	4,522	3,487	9,148
Commercial paper	3,631	—	—	—	—	—	3,631
Bank loans/ Liabilities due to banks	1,010	474	410	195	427	1,614	4,130
Bills payable	3	—	48	—	—	—	51
Other financial liabilities	155	170	126	130	121	946	1,648

Financial liabilities to banks and third parties	5,154	1,092	786	459	5,070	6,047	18,608

Used credit lines	315	11	3	—	—	69	398
Unused credit lines	5,834	1	5	10	5,005	136	10,991

Used and unused credit lines	6,149	12	8	10	5,005	205	11,389

      The following table shows the effective interest rates for the Company’s financial liabilities to banks and third parties:

	December 31, 2004

€ in millions	0 - 3%	3.1 - 7%	7.1 - 10%	more than 10%	Total

Bonds (including MTN programs)	463	8,486	199	—	9,148
Commercial paper	3,631	—	—	—	3,631
Bank loans/ Liabilities due to banks	1,507	2,533	90	—	4,130
Bills payable	—	51	—	—	51
Other financial liabilities	285	1,338	5	20	1,648

Financial liabilities to banks and third parties	5,886	12,408	294	20	18,608

      The following table provides details of the Company’s bank loans/ liabilities due to banks as of the dates indicated:

	December 31,

€ in millions	2004	2003

Bank loans collateralized by mortgages on real estate	1,147	1,678
Other collateralized bank loans	805	574
Uncollateralized bank loans, drawings on credit lines, short-term loans	2,178	2,665

Total	4,130	4,917

      Collateralized liabilities to banks totaled €1,952 million as of December 31, 2004 (2003: €2,252 million), including €278 million (2003: €495 million) that are non-interest-bearing or bear interest rates below market rates.
      Bank loans that bear interest below market rates have been granted mainly to Viterra for financing residential rental real estate. In return, occupancy rights and/or rents below the prevailing market rates are offered to the lender. Due to these conditions, such loans appear at present value on the balance sheet. The difference resulting from discounting is reported under deferred income and released in subsequent years as rental income. The interest on the liabilities results in increased interest expense.
      Financial liabilities include non-interest-bearing and low-interest liabilities in the amount of €566 million in 2004 (2003: €1,052 million).
Operating Liabilities
      Operating liabilities in the amount of €13,945 million (2003: €13,839 million) are non-interest-bearing.
      Capital expenditure grants of €271 million (2003: €285 million) are paid primarily by customers in the core energy business for capital expenditures made on their behalf, while E.ON retains the assets. The grants are non-refundable and are recognized in other operating income over the period of the depreciable lives of the related assets.
      Construction grants of €3,558 million (2003: €3,516 million) are paid by customers of the core energy business for costs of connections according to the generally binding linkup terms. These grants are customary in the industry, generally non-refundable and recognized as revenue according to the useful lives of the related assets.
      Other operating liabilities primarily include the negative fair values of derivative financial instruments of €1,773 million (2003: €1,791 million), E.ON Benelux’s cross-border leasing transactions for power plants amounting to €900 million (2003: €1,020 million) and accrued interest payable of €694 million (2003: €644 million).
(25) Contingencies and Commitments
      E.ON is subject to contingencies and commitments involving a variety of matters, including different types of guarantees, litigation and claims (as discussed in Note 26), long-term contractual and legal obligations and other commitments.
Financial Guarantees
      Financial guarantees include both direct and indirect obligations (indirect guarantees of indebtedness of others). These require the guarantor to make contingent payments based on the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability, or the equity of the guaranteed party.
      The Company’s financial guarantees include nuclear-energy-related items. Obligations also comprise direct financial guarantees to creditors of related parties and third parties. Financial guarantees with specified terms extend as far as 2029. Maximum potential undiscounted future payments could total up to €737 million (2003:

€525 million). €534 million of this amount involves guarantees issued on behalf of related parties (2003: €310 million). Indirect guarantees primarily include obligations in connection with cross-border leasing transactions and obligations to provide financial support to primarily related parties. Indirect guarantees have specified terms up to 2023. Maximum potential undiscounted future payments could total up to €459 million (2003: €663 million). €162 million of this amount involves guarantees issued on behalf of related parties (2003: €353 million). The Company has recorded provisions of €98 million (2003: €95 million) as of December 31, 2004, with respect to financial guarantees. In addition, E.ON has commitments under which it assumes joint and several liability arising from its stakes in the civil-law companies (“GbR”), non-corporate commercial partnerships and consortia in which it participates.
      Several subsidiaries have certain obligations that are based on their membership in VKE in accordance with the articles of incorporation. It is not expected that any claims will arise in respect of these obligations.
      Pursuant to the amendments of the Atomgesetz (“AtG”) and the amendments to the Regulation regarding the Provision for Coverage of the AtG (“Atomrechtliche Deckungsvorsorge-Verordnung” or “AtDeckV”) on April 27, 2002, German nuclear power plant operators are required to provide nuclear accident liability coverage of up to €2.5 billion per incident.
      From this provision, a standardized insurance facility in the amount of €255.6 million was set up. The institution Nuklear Haftpflicht Gesellschaft bürgerlichen Rechts (“Nuklear Haftpflicht GbR”) now only covers costs between €0.5 million and €15 million for claims related to officially ordered evacuation measures. Group companies have agreed to place their subsidiaries operating nuclear power plants in a position to maintain a level of liquidity that will enable them at all times to meet their obligations as members of the Nuklear Haftpflicht GbR, in proportion to their shareholdings in nuclear power plants.
      To provide liability coverage for the additional €2,244.4 million per incident required by the above-mentioned amendments, E.ON Energie AG and the other parent companies of German nuclear power plant operators reached a Solidarity Agreement (“Solidarvereinbarung”) on July 11, July 27, August 21, and August 28, 2001. If an accident occurs, the Solidarity Agreement calls for the nuclear power plant operator liable for the damages to receive — after the operator’s own resources and those of its parent company are exhausted — financing sufficient for the operator to meet its financial obligations. Under the Solidarity Agreement, E.ON Energie AG’s share of the liability coverage is 43.0 percent (2003: 43.0 percent) and an additional 5.0 percent charge for the administrative costs of processing damage claims.
      In accordance with Swedish law, the Nordic market unit has issued guarantees to governmental authorities. The guarantees were issued to cover possible additional costs related to the disposal of high-level radioactive waste and to nuclear power plant decommissioning. These costs could arise if actual costs exceed accumulated funds. In addition, Nordic is also responsible for any costs related to the disposal of low-level radioactive waste. In Sweden, owners of nuclear facilities are liable for damages resulting from accidents occurring in those nuclear facilities and for accidents involving any radioactive substances connected with the operation of those facilities. The liability is limited to the equivalent of €341 million per incident, which amount must be insured according to the Law Concerning Nuclear Liability. The Nordic market unit has purchased the necessary insurance for its nuclear power plants. The Swedish government is currently in the process of reviewing the regulatory framework for nuclear obligations. As of today, it is unclear if and to what extent this review will lead to an adjustment of the nuclear liability limit in Sweden.
      Neither the U.K. nor the U.S. Midwest market units operate nuclear power plants; they therefore do not have comparable contingent liabilities.
Indemnification Agreements
      Contracts in connection with the disposal of shareholdings concluded throughout the Group include indemnification agreements and other guarantees with terms up to 2041 in accordance with contractual arrangements and local legal requirements, unless shorter terms were contractually agreed. The maximum undiscounted amounts potentially payable under these agreements could total up to €4,602 million (2003: €5,693 million). These typically relate to customary representations and warranties, environmental damages and taxes. In some cases the buyer is required to either share costs or cover a certain amount of costs before the Company is required to make any payments. Some obligations are to be covered first by insurance contracts or provisions of the disposed companies. The Company has recorded provisions of €86 million (2003: €103 million) as of December 31, 2004, with respect to all indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or VEBA AG and VIAG AG before their merger) are included in the final sales contracts in the form of indemnities (“Freistellungen”).
Other Guarantees
      Other guarantees include contingent purchase consideration (maximum potential undiscounted future payments of €36 million; 2003: €36 million) with an effective period through 2020 and warranties and market value guarantees (maximum potential undiscounted future payments of €91 million). Other guarantees also include product warranties (€25 million included in provisions as of December 31, 2004). The changes compared to the provisions of €30 million as of December 31, 2003, are the combined result of €10 million from the utilization of provisions, €3 million from the reversal of provisions and €8 million from additions in 2004.
Long-Term Obligations
      As of December 31, 2004, the principal long-term contractual obligations in place relate to the purchase of fossil fuels such as gas, lignite and hard coal.
      Gas is usually procured on the basis of long-term purchase contracts with large international producers of natural gas. Such contracts are generally of a “take-or-pay” nature. The prices paid for natural gas are normally tied to the prices of competing energy sources, as dictated by market conditions. The conditions of these long-term contracts are reviewed at certain specific intervals (usually every 3 years) as part of contract negotiations and may thus change accordingly. In the absence of an agreement on a pricing review, a neutral board of arbitration makes a final binding decision. Financial obligations arising from these contracts are calculated based on the same principles that govern internal budgeting. Furthermore, the take-or-pay conditions in the individual contracts are also used to perform the calculations.
      The contractual obligations in place for the purchase of electricity relate especially to purchases from jointly operated power plants. The purchase price of electricity from jointly operated power plants is determined by the supplier’s production cost plus a profit margin that is generally calculated on the basis of an agreed return on capital.
      Long-term contractual obligations have also been entered into by the Central Europe market unit in connection with the reprocessing and storage of spent fuel elements. Respective prices are based on prevailing market conditions.
      Other financial obligations amount to €4,093 million (2003: €4,538 million). They consist primarily of obligations for cash offers and potential obligations arising from the acquisition of shares. Obligations for cash offers to minority shareholders relate to CONTIGAS.
      In addition, there is a put option agreement in place since October 2001, allowing a minority shareholder of Sydkraft to exercise its right to sell its remaining stake for approximately €2 billion. In 2003, the term of this option was extended to 2007.
      Furthermore, the Central Europe market unit has entered into put option agreements related to various acquisitions that allow other shareholders to exercise rights to sell their remaining stakes for an aggregate total of approximately €0.9 billion.
      The Nordic market unit has entered into a put option agreement related which, if exercised, would lead to the acquisition by that market unit of additional shares in E.ON Finland.

      As of December 31, 2004, expected payments arising from long-term obligations total €124,459 million and are as follows:

€ in millions	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years

Natural gas	104,123	8,932	15,515	20,324	59,352
Oil	—	—	—	—	—
Coal	1,971	839	754	263	115
Lignite and other fossil fuels	311	48	102	106	55

Total fossil fuel purchase obligations	106,405	9,819	16,371	20,693	59,522

Electricity purchase obligations	3,444	807	693	441	1,503
Other purchase obligations	1,264	408	222	150	484

Total long term purchase commitments/obligations	111,113	11,034	17,286	21,284	61,509

Major repairs	6	6	—	—	—
Environmental protection measures	18	1	2	1	14
Other (i.e. capital expenditure commitments)	904	404	93	56	351

Total other purchase commitments/obligations	928	411	95	57	365

Other financial liabilities	4,093	509	2,885	641	58

Loan commitments	8,325	323	116	4,387	3,499

Total	124,459	12,277	20,382	26,369	65,431

Rental, Tenancy and Lease Agreements
      Nominal values of other commitments arising from rental, tenancy and leasing agreements are due as follows:

€ in millions

2005	144
2006	129
2007	121
2008	113
2009	75
Thereafter	765

Total	1,347

      Expenses arising from such contracts reflected in the Consolidated Statements of Income amounted to €107 million in 2004 (2003: €100 million; 2002: €132 million).

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

      In the wake of the various corporate restructurings of the past several years, shareholders have filed a number of claims (“Spruchstellenverfahren”). The claims contest the adequacy of share exchange ratios or cash settlements paid to former shareholders of the acquired companies. The claims impact the Central Europe and Pan-European Gas market units, AV Packaging GmbH, Munich, Germany, as well as the VEBA-VIAG merger itself. Because the share exchange ratios and settlements were determined by outside experts and reviewed by other auditing firms, E.ON believes that the exchange ratios and settlements are correct.
      The U.S. Securities and Exchange Commission has requested that the Company provide them with information for an investigation focusing in particular on the preparation of its Annual Reports on Form 20-F and financial statements for the years from 2000 through 2003, including, with respect to all or a portion of such period, the accounting treatment and depreciation of its power plant assets, its accounting for and consolidation of subsidiaries (Degussa and Viterra) and their shareholdings, the nature of the services performed by its auditors, disclosures with regard to its long-term commitments (including fuel procurement contracts), and the process of such documents’ preparation and conformity with U.S. GAAP. The Company is in close contact with the SEC and has been cooperating fully with the investigation. A similar request that also covers additional items has been made to the Company’s independent public accountants.

(27)	Supplemental Disclosure of Cash Flow Information
      The following table indicates supplemental disclosures of cash flow information:

€ in millions	2004	2003	2002

Cash paid during the year for
Interest, net of amounts capitalized	1,216	1,197	917
Income taxes, net of refunds	1,241	1,064	1,170
Non-cash investing and financing activities
Increase of stakes in subsidiaries in exchange for distribution of E.ON AG shares to minority shareholders	182	153	—
Purchase price payments for Deutschbau shares not due until subsequent years	367	—	—
Exchange and contribution of assets as part of acquisitions	—	—	167
      For more information regarding the non-cash increase of stakes in subsidiaries, see Note 18. The Deutschbau acquisition is explained in Note 4.
      The deconsolidation of shareholdings and operations resulting from divestments led to reductions of €231 million (2003: €13,153 million; 2002: €20,900 million) related to assets and €186 million (2003: €11,306 million; 2002: €14,535 million) related to provisions and liabilities. Cash and cash equivalents divested herewith amounted to €19 million (2003: €214 million; 2002: €1,373 million).
      In 2004, cash provided by operating activities increased over the preceding year, this was due entirely to developments in the core energy business. The principal contributors to this increased cash flow were the U.K. and Nordic market units, particularly through the consolidation of Midlands Electricity and Graninge, price adjustments in the retail sector, and reductions of net working capital, as well as improvements in operations. In addition, certain one-time events that negatively affected cash flow in 2003 did not recur. Cash provided by operating activities increased by €1,924 million from €3,614 million in 2002 to €5,538 million in 2003, reflecting the Company’s focus on its core energy businesses.
      Outlays for investments in property, plant and equipment and in intangible assets were roughly at the same level as in 2003. Investments in financial assets were sharply reduced from 2003. The high value reported in 2003 resulted primarily from the acquisition of Ruhrgas. The most important individual investment projects in 2004 were the acquisition of Midlands Electricity, the acquisition of the outstanding Graninge shares and the completion of the squeeze-out transaction at Thüga.
      Payments for acquisitions of subsidiaries during the current year amounted to €1,004 million (2003: €5,531 million; 2002: €12,758 million). The 2002 amount does not include €5,679 million for the acquisition of

E.ON Ruhrgas shares as these shares were not consolidated before 2003, and consists primarily of the payments for the acquisitions of E.ON UK and TXU Europe. Cash and cash equivalents acquired herewith amounted to €110 million (2003: €352 million; 2002: €819 million). These purchases resulted in assets amounting to €2,680 million (2003: €21,321 million; 2002: €31,018 million) and in provisions and liabilities totaling €2,569 million (2003: €9,806 million; 2002: €18,260 million).
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
      The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. Some of the companies in the market units also conduct proprietary trading in commodities within the risk management guidelines described below.
      E.ON AG has enacted general risk management guidelines for the use of derivative interest and foreign currency instruments as well as for commodity risk management that constitute a comprehensive framework for the entire Group. The market units have also adopted specific risk management guidelines to manage the appropriate risks arising from their respective activities. The market units’ guidelines operate within the general risk management guidelines of E.ON AG. As part of the Company’s framework for interest rate, foreign currency and commodity risk management, an enterprise-wide reporting system is used to monitor each reporting unit’s exposures to these risks and their long-term and short-term financing needs. The creditworthiness of counterparties is monitored on a regular basis.
      Energy trading activities are subject to the specific market unit’s risk management guidelines. The market units involved in such activities enter into energy trading contracts for price risk management, system optimization, load balancing and margin improvement. Proprietary trading is only allowed within strict limits, which are established and monitored by a board independent from the trading operations. The risk ratios and limits used mainly include Profit at Risk and Value at Risk figures, as well as volume, credit and book limits. Additional key elements of risk management are the clear division of duties between scheduling, trading, settlement and control, as well as a risk reporting independent from the trading operations.
      Hedge Accounting in accordance with SFAS 133 is used primarily for interest rate derivatives regarding hedges of long-term debts, for foreign currency derivatives regarding hedges of net investments in foreign operations and long-term receivables and debts denominated in foreign currencies. For commodities, potentially volatile future cash flows from planned purchases and sales of electricity, as well as from gas supply, are hedged.
Fair Value Hedges
      The Company generally seeks to maintain a desired level of floating-rate assets and debt. To this end, the Company uses interest rate and cross-currency interest rate swaps to manage interest rate and foreign currency risk arising from long-term loans and debt obligations denominated in euro and foreign currencies (principally USD and SEK). Gains and losses on these hedges are generally reported in that line item of the income statement which also includes the respective hedged transactions. The ineffective portion of fair value hedges as of December 31, 2004, resulted in a gain of €2 million (2003: €2 million) and is included in other operating income.
Cash Flow Hedges
      Interest rate and cross-currency interest rate swaps are concluded to hedge the interest rate and currency risks arising from floating-rate debt obligations and loans issued by the Company and its reporting units. By using these swaps, the Company pursues its strategy to hedge payments in foreign currency and in euro against interest-bearing long-term loans and debt obligations in the functional currency of the respective E.ON company by using cash flow hedge accounting. To reduce cash flow fluctuations arising from electricity and gas transactions effected at variable spot prices, futures and forward contracts are concluded and accounted for using cash flow hedge accounting.
      As of December 31, 2004, the hedged transactions in place included foreign currency cash flow hedges with maturities of up to 20 years (2003: up to 13 years) and up to 28 years (2003: 29 years) for interest rate cash flow hedges. Planned commodity cash flow hedges have maturities of up to 3 years (2003: up to 4 years).
      The amount of ineffectiveness for cash flow hedges recorded for the year ended December 31, 2004, was a gain of €1 million (2003: €0 million). For the year ended December 31, 2004, reclassifications from accumulated other comprehensive income for cash flow hedges resulted in a gain of €117 million (2003: €154 million loss). The Company estimates that reclassifications from accumulated other comprehensive income for cash flow hedges in the next twelve months will result in a gain of €164 million. Gains and losses from reclassification are generally reported in that line item of the income statement which also includes the respective hedged transaction. Gains and losses from the ineffective portion of cash flow hedges are classified as other operating income or other operating expenses.
Net Investment Hedges
      The Company uses foreign currency loans, foreign currency forwards, FX swaps and cross-currency swaps to protect the value of its net investments in its foreign operations denominated in foreign currencies. For the year ended December 31, 2004, the Company recorded an amount of €1,060 million (2003: €856 million) in accumulated other comprehensive income within stockholders’ equity due to changes in fair value of derivative and foreign currency transaction results of non-derivative hedging instruments.
Valuation of Derivative Instruments
      The fair value of derivative instruments is sensitive to movements in underlying market rates and other relevant variables. The Company assesses and monitors the fair value of derivative instruments on a periodic basis. Fair values for each derivative financial instrument are determined as being equal to the price at which one party would assume the rights and duties of another party, and calculated using common market valuation methods with reference to available market data as of the balance-sheet date.
      The following is a summary of the methods and assumptions for the valuation of utilized derivative financial instruments in the Consolidated Financial Statements.

•	Currency, electricity, gas, oil and coal forward contracts, swaps, and emissions-related derivatives are valued separately at their forward rates and prices as of the balance sheet date. Forward rates and prices are based on spot rates and prices, with forward premiums and discounts taken into consideration.

•	Market prices for currency, electricity and gas options are valued using standard option pricing models commonly used in the market. The fair values of caps, floors, and collars are determined on the basis of quoted market prices or on calculations based on option pricing models.

•	The fair values of existing instruments to hedge interest rate risk are determined by discounting future cash flows using market interest rates over the remaining term of the instrument. Discounted cash values are determined for interest rate, cross-currency and cross-currency interest rate swaps for each individual transaction as of the balance-sheet date. Interest exchange amounts are considered with an effect on current results at the date of payment or accrual.

•	Equity swaps are valued on the basis of the stock prices of the underlying equities, taking into consideration any financing components.

•	Exchange-traded energy futures and option contracts are valued individually at daily settlement prices determined on the futures markets that are published by their respective clearing houses. Paid initial margins are disclosed under other assets. Variation margins received or paid during the term of such contracts are stated under other liabilities or other assets, respectively.

•	Certain long-term energy contracts are valued by the use of valuation models that include average probabilities and take into account individual contract details and variables.
      The following two tables include both derivatives that qualify for SFAS 133 hedge accounting treatment and those that do not qualify.

	December 31, 2004		December 31, 2003
Total Volume of Foreign Currency, Interest Rate and
Equity-Based Derivatives	Nominal	Fair	Nominal	Fair
€ in millions	value	value	value	value

FX forward transactions
Buy	4,238.2	(41.3)	2,149.5	(142.5)
Sell	5,328.6	134.2	4,789.8	174.6
FX currency options
Buy	782.7	46.7	425.4	14.6
Sell	422.2	(36.4)	17.5	—

Subtotal	10,771.7	103.2	7,382.2	46.7

Cross currency swaps
up to 1 year	499.1	(7.0)	376.1	(25.1)
1 year to 5 years	11,033.7	484.2	3,464.8	251.1
more than 5 years	7,163.8	236.3	7,304.6	188.9
Interest rate/cross currency swaps
up to 1 year	102.3	1.4	51.1	(0.7)
1 year to 5 years	125.0	12.1	227.3	17.4
more than 5 years	297.4	(38.5)	297.4	(3.2)

Subtotal	19,221.3	688.5	11,721.3	428.4

Interest rate swaps
Fixed-rate payer
up to 1 year	371.0	(5.4)	315.1	(2.6)
1 year to 5 years	2,092.5	(107.9)	1,567.5	(49.8)
more than 5 years	373.3	(36.6)	1,283.9	(64.4)
Fixed-rate receiver
up to 1 year	23.3	0.3	47.6	0.4
1 year to 5 years	3,914.0	100.6	99.7	8.9
more than 5 years	147.0	4.5	1,450.1	83.7

Subtotal	6,921.1	(44.5)	4,763.9	(23.8)

Interest rate options
Buy up to 1 year	554.6	(7.2)	—	—
1 year to 5 years	—	—	220.3	0.1
more than 5 years	—	—	—	—
Sell up to 1 year	110.9	(2.0)	—	—
1 year to 5 years	—	—	220.3	(4.0)
more than 5 years	—	—	—	—

Subtotal	665.5	(9.2)	440.6	(3.9)

Equity swaps	63.8	103.0	76.5	158.3

Subtotal	63.8	103.0	76.5	158.3

Total	37,643.4	841.0	24,384.5	605.7

			Thereof Trading

	December 31,		December 31,		December 31,
	2004		2004		2003

Total Volume of Electricity, Gas, Coal, Oil and Emissions Related Financial Derivatives	Nominal	Fair	Nominal	Fair	Nominal	Fair
€ in millions	value	value	value	value	value	value

Electricity forwards
up to 1 year	7,521.9	41.6	6,537.0	9.7	7,514.0	(167.5)
1 year to 3 years	2,306.2	(39.9)	1,866.8	(19.9)	2,364.4	(59.7)
4 years to 5 years	59.6	(0.4)	—	—	153.8	(7.0)
more than 5 years	7.5	(1.0)	—	—	15.4	(0.4)

Subtotal	9,895.2	0.3	8,403.8	(10.2)	10,047.6	(234.6)

Electricity swaps
up to 1 year	29.7	0.3	29.7	0.3	28.4	1.6
1 year to 3 years	3.1	(0.1)	3.1	(0.1)	21.4	3.5
4 years to 5 years	—	—	—	—	10.0	0.0
more than 5 years	—	—	—	—	—	—

Subtotal	32.8	0.2	32.8	0.2	59.8	5.1

Electricity options
up to 1 year	8.8	(0.2)	8.0	0.0	49.3	0.2
1 year to 3 years	—	—	—	—	—	—
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	8.8	(0.2)	8.0	0.0	49.3	0.2

Exchange traded electricity forwards
up to 1 year	3,085.4	(93.3)	2,053.8	(30.6)	794.0	(83.5)
1 year to 3 years	1,309.9	(9.9)	696.8	7.1	858.1	(42.5)
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	4,395.3	(103.2)	2,750.6	(23.5)	1,652.1	(126.0)

Exchange traded electricity options
up to 1 year	64.9	(1.5)	58.6	(1.1)	101.5	(1.5)
1 year to 3 years	132.6	(1.6)	132.6	(1.6)	6.2	(4.4)
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	197.5	(3.1)	191.2	(2.7)	107.7	(5.9)

Coal forwards and swaps
up to 1 year	1,541.6	26.8	844.5	1.5	269.2	3.4
1 year to 3 years	851.2	18.3	283.6	2.2	129.2	13.9
4 years to 5 years	112.0	1.1	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	2,504.8	46.2	1,128.1	3.7	398.4	17.3

Oil derivatives
up to 1 year	405.0	28.5	89.5	0.4	336.2	9.6
1 year to 3 years	266.0	28.1	—	—	91.8	4.3
4 years to 5 years	2.8	0.0	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	673.8	56.6	89.5	0.4	428.0	13.9

Gas forwards
up to 1 year	1,606.8	77.4	4.2	0.1	2,714.5	102.1
1 year to 3 years	1,117.9	131.7	7.0	0.0	832.8	71.3
4 years to 5 years	426.0	2.0	—	—	389.6	31.2
more than 5 years	—	—	—	—	453.4	58.9

Subtotal	3,150.7	211.1	11.2	0.1	4,390.3	263.5

Gas swaps
up to 1 year	1,908.1	78.1	809.7	0.8	261.6	1.1
1 year to 3 years	1,513.9	143.6	364.2	5.9	28.1	2.3
4 years to 5 years	503.1	(7.0)	—	—	—	—
more than 5 years	373.8	(24.2)	—	—	—	—

Subtotal	4,298.9	190.5	1,173.9	6.7	289.7	3.4

Gas options
up to 1 year	34.1	(7.6)	—	—	419.3	(10.6)
1 year to 3 years	24.5	(7.7)	—	—	502.1	(4.7)
4 years to 5 years	—	—	—	—	56.4	5.7
more than 5 years	—	—	—	—	—	—

Subtotal	58.6	(15.3)	—	—	977.8	(9.6)

Emissions related derivatives
up to 1 year	28.8	(0.5)	11.3	0.1	—	—
1 year to 3 years	5.9	(0.1)	—	—	—	—
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	34.7	(0.6)	11.3	0.1	—	—

Total	25,251.1	382.5	13,800.4	(25.2)	18,400.7	(72.7)

      Energy trading derivatives with a nominal value of €25 million (2003: €105 million) and a negative fair value of €16 million (2003: €175 million) relate to operations at the U.S. Midwest market unit that are discontinued operations at the market unit level, but not at the Group level, and are reflected in the above table on a gross basis as of December 31, 2004. Prior-year figures have been adjusted to maintain comparability.
Counterparty Risk from the Use of Derivative Financial Instruments
      The Company is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, the Company’s counterparty risk will equal the positive market value of the derivative. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.
      In order to minimize the credit risk in derivative instruments, the Company enters into transactions only with high-quality counterparties that include financial institutions, commodities exchanges, energy distributors and broker-dealers that satisfy the Company’s internally-established minimum requirements for the creditworthiness of counterparties.
      The credit-risk management policy that has been established throughout the Group entails the systematic monitoring of the creditworthiness of counterparties and a regular assessment of credit risk. The credit ratings of all counterparties to derivative instruments are reviewed using the Company’s established credit approval criteria. The reporting units involved in electricity, gas, coal, oil and emissions-related derivatives also perform thorough credit checks on their counterparties and monitor creditworthiness on a regular basis. The Company receives and pledges collateral in connection with long-term interest and currency hedging derivatives in the banking sector. Furthermore, collateral is required when entering into transactions in commodity derivatives with counterparties of a low degree of creditworthiness. Derivative transactions are generally executed on the basis of standard agreements that allow for the netting of all outstanding transactions with individual contracting partners. Exchange-traded electricity forward and option contracts with a nominal value of €4,593 million as of December 31, 2004, bear no counterparty risk.
      In summary, as of December 31, 2004, the Company’s derivative financial instruments had the following credit structure and lifetime. The netting of outstanding transactions with positive and negative market values is not shown in the table below, even though the greater part of the transactions were completed on the basis of contracts that do allow netting. The counterparty risk is the sum of the positive fair values.

	December 31, 2004

	Total		Up to 1 Year		1 to 5 Years		More than 5 Years

Rating of Counterparties		Counter-		Counter-		Counter-		Counter-
Standard & Poor’s and/or Moody’s	Nominal	party	Nominal	party	Nominal	party	Nominal	party
€ in millions	Value	Risk	Value	Risk	Value	Risk	Value	Risk

AAA and Aaa through AA- and Aa3	27,387.9	1,783.8	9,421.2	347.7	12,089.9	686.3	5,876.8	749.8
AA- and A1 or A+ and Aa3 through A- and A3	18,960.4	583.8	8,254.7	202.5	9,192.6	324.3	1,513.1	57.0
A- and Baa1 or BBB+ and A3 through BBB- or Baa3	2,707.0	142.8	1,414.1	74.1	973.8	42.5	319.1	26.2
BBB- and Ba1 or BB+ and Baa3 through BB- and Ba3	522.7	22.3	380.5	17.2	142.2	5.1	—	—
Other(1)	8,723.6	467.6	5,009.9	280.1	3,059.8	127.7	653.9	59.8

Total	58,301.6	3,000.3	24,480.4	921.6	25,458.3	1,185.9	8,362.9	892.8

(1)	This position consists primarily of parties to contracts with respect to which E.ON has received collateral from counterparties with ratings of the above categories or with an equivalent internal rating.

(29) Non-Derivative Financial Instruments
      The Company estimates the fair value of its non-derivative financial instruments using available market information and appropriate valuation methodologies. The interpretation of market data to generate estimates of fair value requires considerable judgement. Accordingly, the estimates are not necessarily indicative of the amounts the Company would realize for its non-derivative financial instruments under current market conditions.
      The estimated book values and fair values of non-derivative financial instruments as of December 31, 2004 and 2003, are summarized in the following table:

	December 31, 2004		December 31, 2003

€ in millions	Book value	Fair value	Book value	Fair value

Assets
Loans	1,438	1,477	1,785	1,787
Securities	8,617	8,617	7,969	7,969
Financial receivables and other financial assets	2,124	2,124	2,192	2,192
Liquid funds	4,233	4,233	3,807	3,807

Total	16,412	16,451	15,753	15,755

Liabilities
Financial liabilities	20,301	21,168	21,787	22,498

      The Company used the following methods and assumptions to estimate the fair value of each class of financial instruments whose value it is practicable to estimate:
      The carrying amounts of cash and cash equivalents are reasonable estimates of their fair values. The Company calculates the fair value of loans and other financial instruments by discounting the future cash flows by the current interest rate for comparable instruments. The fair values of funds and marketable securities are based on their quoted market prices or on other appropriate valuation techniques.
      Fair values for financial liabilities are estimated by discounting expected cash flows for payments on principal and interest payments, using market interest rates currently available for debt with similar terms and remaining maturities. The carrying amount of commercial paper and borrowings under revolving short-term credit facilities is assumed to approximate fair value due to the short maturities of these instruments.
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
(30) Transactions with Related Parties
      E.ON exchanges goods and services with a large number of companies as part of its continuing operations. Some of these companies are related companies accounted for under the equity method or reported at cost. Transactions with related parties are summarized as follows:

€ in millions	2004	2003

Income	4,846	4,736
Expenses	2,530	2,402
Receivables	1,686	1,999
Liabilities	1,973	2,353
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
      Accounts receivable from related companies consist mainly of trade receivables and of a subordinated loan to ONE in the amount of €469 million (2003: €474 million). Interest income recognized on this loan amounted to €14 million in 2004 (2003: €16 million). In addition to the amounts lent, E.ON in 2003 issued a guarantee to a bank consortium to provide additional financial support in the event that ONE is or may become unable to comply with specified debt covenants. The total maximum obligation of E.ON under this agreement as of December 31, 2003 was €194 million. Because of a refinancing measure at ONE in October 2004, E.ON has ceased to be liable for obligations under this guarantee as of December 31, 2004.
      Liabilities of E.ON payable to related companies consist mainly of trade payables related to operators of jointly-owned nuclear power plants, and amount to €1,513 million (2003: €1,595 million). These payables consist mainly of loans with annual interest rates of between 1 and 1.95 percent (2003: between 1 and 1.95 percent) and have no fixed maturity. The Company purchases electricity from these power plants under a cost-plus-fee agreement. The settlement of such liabilities mainly occurs through clearing accounts.
(31) Segment Information
      Effective January 1, 2004, the organization of the E.ON Group is based on target markets. The reportable segments are presented in line with the Company’s new internal organizational and reporting structure. E.ON’s business is subdivided into Energy and Other Activities. The core energy business includes the market units Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest, as well as the Corporate Center. Viterra and Degussa are reported under Other Activities. In order to provide for better comparability, the Company has restated its prior-year segment presentation in accordance with SFAS 131 to bring it into conformity with the new market unit structure in effect as of 2004, without affecting the consolidated figures for the Group.
Reportable Segments in 2004

•	The Central Europe market unit, led by E.ON Energie AG, Munich, Germany, focuses on E.ON’s integrated electricity business and the downstream gas business in central Europe.

•	Pan-European Gas is responsible for the upstream and midstream gas business. Additionally, this market unit holds a number of minority shareholdings in the downstream gas business. The lead company of this market unit is E.ON Ruhrgas AG, Essen, Germany.

•	The U.K. market unit encompasses the integrated energy business in the United Kingdom. This market unit is led by E.ON UK plc., Coventry, U.K.

•	The Nordic market unit, which is led by E.ON Nordic AB, Malmö, Sweden, focuses on the integrated energy business in Northern Europe.

•	The U.S. Midwest market unit, led by LG&E Energy LLC, Louisville, Kentucky, U.S., is primarily active in the regulated energy market in the U.S. state of Kentucky.

•	The Corporate Center contains the interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the Group level.
      Beginning in 2004, adjusted EBIT has taken the place of internal operating profit as the key figure at E.ON for purposes of internal management control and as an indicator of a business’s long-term earnings power. Adjusted EBIT is derived from income/loss before interest and taxes and adjusted to exclude certain special items. The adjustments include book gains and losses on disposals, restructuring expenses, and other non-operating income and expenses.
      Due to the adjustments accounted for under non-operating earnings, the key figures by segment may differ from the corresponding U.S. GAAP figures reported in the Consolidated Financial Statements. Below is the

reconciliation of adjusted EBIT to income/ loss from continuing operations before income taxes and minority interests as shown in the Consolidated Financial Statements:

€ in millions	2004	2003	2002

Adjusted EBIT	7,361	6,228	4,649
Adjusted interest income (net)	(1,140)	(1,663)	(832)
Net book gains	589	1,257	1,071
Cost-management and restructuring expenses	(108)	(479)	(331)
Other non-operating earnings	97	195	(5,316)

Income/(Loss) from continuing operations before income taxes and minority interests	6,799	5,538	(759)
Income taxes	(1,947)	(1,124)	662
Minority interests	(504)	(464)	(623)
Income/(Loss) from continuing operations	4,348	3,950	(720)

Income/(Loss) from discontinued operations, net	(9)	1,137	3,306
Cumulative effect of changes in accounting principles, net	—	(440)	191

Net income	4,339	4,647	2,777

      Net book gains in 2004 resulted from the sale of E.ON’s interests in EWE and VNG (totaling €317 million), the sale of securities (€221 million) and the sale of additional shares in Degussa (€51 million). In 2003, book gains consisted largely of gains from the sale of shares in Bouygues Telecom (€840 million), the sale of shares in Degussa (€168 million), and from the sale of securities held by the Central Europe market unit (€165 million). In addition, €160 million in book gains were realized from the sale of interests at the Central Europe and U.K. market units. These gains were primarily offset by a book loss of €76 million on the disposal of a stake in HypoVereinsbank held by the Central Europe market unit. The 2002 figure is attributable mainly to the disposal of certain parts of Schmalbach-Lubeca and to the sale of STEAG shares, along with net book gains recorded at Central Europe in connection with the split of Rhenag and the sale of certain investments.
      Cost-management and restructuring expenses were recorded mainly at the U.K. market unit (€63 million), primarily as a result of the integration of Midlands Electricity, and at the Central Europe market unit (€37 million), primarily at the two regional utilities E.ON Hanse and E.ON Westfalen Weser. In 2003, restructuring expenses were recorded at the Central Europe market unit (€358 million) and included, among others, expenses relating to the creation of the regional utilities E.ON Hanse and E.ON Westfalen Weser and to further early-retirement regulations, and at the U.K. market unit (€121 million), relating to the integration of the TXE Europe operations. Cost-management and restructuring expenses in 2002 were mainly recorded in connection with Degussa.
      Other non-operating earnings in 2004 primarily reflected unrealized income from the required marking to market of energy derivatives, which particularly resulted from hedging activities of the U.K. market unit. In 2004, the marking to market of derivatives resulted in a gain of approximately €290 million. This gain was offset by impairment charges on real estate and short-term securities at the Central Europe market unit and by certain charges on investments at the Central Europe and U.K. market units, among others. In 2003, other non-operating earnings primarily reflected the positive effects from the required marking to market of derivatives (€494 million). This was offset by the impairment charge taken by Degussa with respect to its Fine Chemicals division, which reduced E.ON’s other non-operating earnings by €187 million. The substantial loss recorded in 2002 was primarily attributable to the impairment of the goodwill associated with the acquisition of E.ON UK and the reduction in the value of the HypoVereinsbank shares and of other securities.
      Transactions within the E.ON Group were generally effected at market prices.

      Segment information for the periods indicated is as follows:

	Central Europe			Pan-European Gas			U.K.			Nordic

€ in millions	2004	2003	2002	2004	2003	2002(1)	2004	2003	2002	2004	2003	2002

External sales	20,540	18,983	16,068	13,859	12,573	549	8,480	7,915	3,162	3,281	2,776	2,490
Intersegment sales	212	270	272	567	400	18	10	8	—	66	48	81

Total sales	20,752	19,253	16,340	14,426	12,973	567	8,490	7,923	3,162	3,347	2,824	2,571

Depreciation and amortization	(1,121)	(1,447)	(1,239)	(378)	(429)	(28)	(575)	(426)	(196)	(420)	(386)	(322)
Impairments(2)	(185)	(45)	(6)	(94)	(4)	—	—	—	—	—	(1)	—
Adjusted EBIT	3,602	2,979	2,281	1,428	1,463	308	1,017	610	176	701	546	480

Thereof: earnings from companies accounted for at equity(3)	143	290	269	419	406	143	43	36	16	10	21	40
Investments	2,527	2,126	5,508	660	667	435	503	388	2,672	740	1,265	956

Intangible assets and property plant and equipment	1,388	1,255	1,148	145	214	38	511	322	149	350	369	434
Financial assets	1,139	871	4,360	515	453	397	(8)	66	2,523	390	896	522

Total assets	55,537	54,808	45,477	22,720	22,928	3,269	14,986	12,610	14,153	11,289	10,662	10,998

	U.S. Midwest			Corporate Center			Core Energy Business			Other Activities

€ in millions	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

External sales	1,913	1,971	1,260	52	141	146	48,125	44,359	23,675	978	2,068	12,949
Intersegment sales	—	—	—	(865)	(737)	(401)	(10)	(11)	(30)	10	11	30

Total sales	1,913	1,971	1,260	(813)	(596)	(255)	48,115	44,348	23,645	988	2,079	12,979

Depreciation and amortization	(195)	(200)	(112)	(23)	(20)	(23)	(2,712)	(2,908)	(1,920)	(139)	(209)	(974)
Impairments(2)	—	—	—	(18)	(26)	—	(297)	(76)	(6)	(11)	(37)	(9)
Adjusted EBIT	349	317	241	(314)	(319)	(160)	6,783	5,596	3,326	578	632	1,323

Thereof: earnings from companies accounted for at equity(3)	17	17	29	(42)	33	56	590	803	553	107	105	40
Investments	277	443	399	434	4,147	12,697	5,141	9,036	22,667	144	160	1,492

Intangible assets and property plant and equipment	277	443	399	11	(53)	(61)	2,682	2,550	2,107	30	110	1,103
Financial assets	—	—	—	423	4,200	12,758	2,459	6,486	20,560	114	50	389

Total assets	7,643	8,367	9,111	(3,672)	(3,656)	8,496	108,503	105,719	91,504	5,559	6,131	21,999

	E.ON Group

€ in millions	2004	2003	2002

External sales	49,103	46,427	36,624
Intersegment sales	—	—	—

Total sales	49,103	46,427	36,624

Depreciation and amortization	(2,851)	(3,117)	(2,894)
Impairments(2)	(308)	(113)	(15)
Adjusted EBIT	7,361	6,228	4,649

Thereof: earnings from companies accounted for at equity(3)	697	908	593
Investments	5,285	9,196	24,159

Intangible assets and property plant and equipment	2,712	2,660	3,210
Financial assets	2,573	6,536	20,949

Total assets	114,062	111,850	113,503

(1)	Includes only the 2002 results of those entities transferred from Central Europe to Pan-European Gas during 2004 and 2003.

(2)	For all periods presented, the impairment charges included in adjusted EBIT deviated from the values reported in accordance with U.S. GAAP. In 2004, the deviation was due to impairment charges on real property and on a municipal utility investment at the Central Europe market unit, as well as to an impairment charge recorded for an Asian power plant investment at the UK market unit, all of which are included in non- operating earnings. In 2003, the deviation was due to the impairment charge on an Asian power plant investment at the UK market unit, which was also included in non-operating earnings. Deviations in 2002 were due primarily to the goodwill stemming from the E.ON UK acquisition and the valuation allowance on the HypoVereinsbank shares, all of which were also recorded in non-operating earnings.

(3)	For all periods presented, earnings contributing to adjusted EBIT from companies accounted for at equity deviated from earnings from companies accounted for at equity in accordance with U.S. GAAP. In 2004, this deviation was the result of the impairment charge on a municipal utility investment at the Central Europe market unit and of an impairment charge on an Asian power plant investment at the UK market unit, all of which are included in non- operating earnings. In 2003, the deviation was due to the reclassification of at equity earnings from RAG in other non-operating earnings and to the impairment charge on the UK market unit’s Asian power plant investment, which was recorded in other non-operating earnings. In 2002, the deviation resulted from the book gain on the disposal of Schmalbach-Lubeca and the sale of the STEAG interest, both of which were recorded in other non-operating earnings.

      Furthermore, for purposes of internal analysis, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the increases in other long-term provisions are similarly allocated to interest income to the extent that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income. In 2004, the substantial decrease in the interest portion in the allocation of long-term provisions results primarily from the amendment to Germany’s Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes (“Endlager-Vorausleistungsverordnung”). This resulted in a one-time increase in adjusted interest income (net) of approximately €270 million.
      Non-operating interest income (net) primarily reflects tax-related interest for the periods indicated.

€ in millions	2004	2003	2002

Interest and similar expenses (net) as shown in Note 6	(1,141)	(1,107)	(372)
(+) Non-operating interest income (net)(1)	138	(62)	164
(-) Interest portion of long-term provisions	137	494	624

Adjusted interest income (net)	(1,140)	(1,663)	(832)

(1)	This figure is calculated by adding interest expenses and subtracting interest income.
Geographic Segmentation
      The following table details external sales (by location of customers and by location of company) and property, plant and equipment information by geographic area:

				Europe (Eurozone
	Germany			excluding Germany)			Europe (other)			United States			Other			Total

€ in millions	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

External sales
by location of customer	29,775	28,281	20,215	2,354	2,404	3,190	14,303	12,554	6,705	2,322	2,619	3,884	349	569	2,630	49,103	46,427	36,624
by location of company	31,388	29,832	22,825	1,656	1,697	1,985	13,608	11,936	6,300	2,293	2,689	4,027	158	273	1,487	49,103	46,427	36,624
Property, plant and equipment	23,171	23,418	23,463	1,283	1,331	1,379	15,327	13,898	11,708	3,693	4,044	5,379	89	106	498	43,563	42,797	42,427
Information on Major Customers and Suppliers
      In all periods presented, E.ON’s customer structure did not result in any major concentration in any given geographical region or business area. Due to the large number of customers the Company serves and the variety of its business activities, there are no individual customers whose business volume is material compared with the Company’s total business volume.

      E.ON procures the majority of its gas inventory from Russia and Norway.
(32) Compensation of Supervisory Board and Board of Management
Supervisory Board
      Provided that E.ON’s shareholders approve the proposed dividend at the Annual Shareholders’ Meeting on April 27, 2005, total remuneration to members of the Supervisory Board will be €3.3 million (2003: €3.1 million).
      The members of the Supervisory Board of E.ON AG received the following total remuneration:

	Fixed	Variable	Compensation for
	compensation for	compensation for	Supervisory Board
	service on E.ON’s	service on E.ON’s	memberships at
Name	Supervisory Board	Supervisory Board	affiliated companies	Total

	(€)
Ulrich Hartmann	30,000	323,925	0	353,925
Hubertus Schmoldt	20,000	215,950	0	235,950
Günter Adam	10,000	107,975	0	117,975
Dr. Karl-Hermann Baumann	20,000	215,950	0	235,950
Ralf Blauth	15,000	161,963	0	176,963
Dr. Rolf-E. Breuer	10,000	107,975	0	117,975
Dr. Gerhard Cromme	15,000	161,963	0	176,963
Wolf Rüdiger Hinrichsen	15,000	161,963	0	176,963
Ulrich Hocker	10,000	107,975	0	117,975
Eva Kirchhof	10,000	107,975	0	117,975
Seppel Kraus	10,000	107,975	0	117,975
Prof. Dr. Ulrich Lehner	10,000	107,975	0	117,975
Dr. Klaus Liesen	10,000	107,975	0	117,975
Peter Obramski	10,000	107,975	0	117,975
Ulrich Otte	10,000	107,975	66,700	184,675
Klaus-Dieter Raschke	15,000	161,963	44,778	221,741
Dr. Henning Schulte-Noelle	15,000	161,963	0	176,963
Prof. Dr. Wilhelm Simson	10,000	107,975	0	117,975
Gerhard Skupke	10,000	107,975	14,250	132,225
Dr. Georg Freiherr von Waldenfels	10,000	107,975	0	117,975
Attendance fees and meeting-related reimbursements(1)				97,838

Total	265,000	2,861,340	125,728	3,349,906

(1)	Attendance fees and meeting-related reimbursements are given as an aggregate for all Supervisory Board members.
      There were no loans to members of the Supervisory Board in 2004.
Board of Management
      Dr. Johannes Teyssen joined the Board of Management effective January 1, 2004.
      Total remuneration to members of the Board of Management in 2004 was €13.8 million (2003: €17.4 million).

      The members of the Board of Management received the following total remuneration:

					SARs
	Fixed annual	Annual	Gains from		granted
Name	compensation	bonus	exercising SARs	Total	in 2004

	(€)	(€)	(€)	(€)	(No. of
					SARs)
Dr. Wulf H. Bernotat	1,025,000	2,100,000	0	3,125,000	95,339
Dr. Burckhard Bergmann	650,000	1,400,000	0	2,050,000	63,559
Dr. Hans Michael Gaul	650,000	1,400,000	109,935	2,159,935	63,559
Dr. Manfred Krüper	650,000	1,400,000	0	2,050,000	63,559
Dr. Erhard Schipporeit	650,000	1,400,000	107,800	2,157,800	63,559
Dr. Johannes Teyssen	530,000	1,100,000	100,200	1,730,200	52,966
Other compensation				503,962

Total	4,155,000	8,800,000	317,935	13,776,897	402,541

      Other compensation, in the amount of €0.5 million, relates to benefits in kind, compensation for duties performed at affiliated companies and the amount relating to the difference between the provisions for 2003 annual bonus compensation and the actual amount paid out on the basis of the subsequent final determination made by the executive committee of the Supervisory Board.
      As long-term incentive compensation, members of the Board of Management received a total of 402,541 SARs in early 2004 (2003: 461,511). These SARs were part of the sixth tranche of the SAR plan described in Note 9. The hypothetical intrinsic exercise values per SAR as of December 31, 2004 are shown on page F-38.
      Total payments to retired members of the Board of Management and their beneficiaries were €6.1 million (2003: €5.4 million). Of these, €0.8 million (2003: €0.0 million) resulted from the exercise of stock appreciation rights. Provisions of €83.5 million (2003: €83.6 million) have been provided for the pension obligations to retired members of the Board of Management and their beneficiaries.
      There were no loans to members of the Board of Management in the 2004 fiscal year.
(33) Subsequent Events
      On January 8 and 9, 2005, a severe storm caused substantial damage to the electric distribution network in parts of southern Sweden. Almost 250,000 Sydkraft customers were without electricity on the morning of January 9, 2005. In some cases it took several weeks to restore service. The financial impact of repairs and compensation payments to customers is currently estimated at €164 million. Since they are non-operating in nature, these costs will not affect adjusted EBIT.
      On January 17, 2005, Fortum Power and Heat Oy (“Fortum”), Espoo, Finland, exercised a call option to acquire E.ON Nordic’s interest in E.ON Finland. E.ON Nordic owns 65.6 percent of E.ON Finland; this interest in what was Espoon Sähkö (now E.ON Finland) was acquired by E.ON Nordic from the City of Espoo, Finland (“Espoo”), among others. At the time of the acquisition, Espoo, which continues to hold a 34.2 percent interest in E.ON Finland, and E.ON Nordic concluded a shareholders’ agreement. This agreement contains legal restrictions on the transfer of shares by either of the two parties. In April 2002, E.ON Energie acquired from Fortum an interest in the German utility Elektrizitätswerke Wesertal. In connection with that acquisition, Fortum was granted the call option on E.ON Nordic’s shares in E.ON Finland; the option was made subject to the fulfillment of certain legal conditions originating from the provisions of the shareholders’ agreement. Fortum was aware of the content of the shareholders’ agreement with Espoo when the option contract was concluded. The shareholders’ agreement was modified thereafter, but still contains restrictions on share transfers. In response to Fortum exercising its option, E.ON Nordic replied that, in view of the position held by Espoo on the basis of the shareholders’ agreement, E.ON Nordic is not in a position to deliver the E.ON Finland shares. On February 3, 2005, Fortum filed a Request for Arbitration with the International Chamber of Commerce.

      E.ON UK, the U.K. market unit’s lead company, announced on January 25, 2005, that E.ON AG has enabled a payment of GBP 420 million to be made into its main pension plan in 2005. Payments will be made into the E.ON Holding Group of the Electricity Supply Pension Scheme (ESPS) to facilitate the merger of the four previously autonomous sections covering Powergen, East Midlands Electricity, Midlands Electricity and TXU. The payment will cover a significant portion of the actuarial deficit and improve the pension plan’s financing across all four sections.
      On February 25, 2005, E.ON Energie acquired 67.0 percent stakes in each of the two Bulgarian electricity distribution companies Elektrorazpredelenie Varna and Elektrorazpredelenie Gorna Oryahovitza. The companies operate in northeastern Bulgaria. In 2004, the companies sold an aggregate of approximately 5 TWh of electricity to 1.1 million customers. Advance payments equal to the expected aggregate purchase price made in 2004 amounted to €141 million.

SIGNATURES
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 10, 2005

E.ON AG

By:	/s/ Dr. Erhard Schipporeit

Dr. Erhard Schipporeit
Member of the Board of Management and
Chief Financial Officer

/s/ Michael C. Wilhelm

Michael C. Wilhelm
Senior Vice President Accounting