Form 20-F
period 2006-12-31
E ON AG
filed 2007-03-07
CIK 1136808

As filed with the Securities and Exchange Commission on March 7, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006
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

As of December 31, 2006, 659,597,269 outstanding Ordinary Shares with no par value.

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

 *  Not for trading, but only in connection with the registration of American Depositary Shares.

As used in this annual report,

•	“E.ON,” the “Company,” the “E.ON Group” or the “Group” refers to E.ON AG and its consolidated subsidiaries.

•	“VEBA” refers to VEBA AG and its consolidated subsidiaries prior to its merger with VIAG AG and the name change from VEBA AG to E.ON AG. “VIAG” or the “VIAG Group” refers to VIAG AG and its consolidated subsidiaries prior to its merger with VEBA.

•	“PreussenElektra” refers to PreussenElektra AG and its consolidated subsidiaries, which merged with Bayernwerk AG and its consolidated subsidiaries to form E.ON’s German and continental European energy business in the Central Europe market unit consisting of E.ON Energie AG and its consolidated subsidiaries (“E.ON Energie”).

•	“E.ON Ruhrgas” refers to E.ON Ruhrgas AG (formerly Ruhrgas AG or “Ruhrgas”) and its consolidated subsidiaries, which collectively comprise E.ON’s gas business in the Pan-European Gas market unit.

•	“E.ON UK” refers to E.ON UK plc (formerly Powergen UK plc or “Powergen”) and its consolidated subsidiaries, which collectively comprise E.ON’s U.K. energy business in the U.K. market unit. Until December 31, 2003, Powergen and its consolidated subsidiaries, including LG&E Energy LLC (“LG&E Energy”), which was held by Powergen until its transfer to a direct subsidiary of E.ON AG in March 2003, formed E.ON’s former Powergen division (“Powergen Group”).

•	“E.ON Sverige” refers to E.ON Sverige AB (formerly Sydkraft AB or “Sydkraft”) and its consolidated subsidiaries, and “E.ON Finland” refers to E.ON Finland Oyj (“E.ON Finland”) and its consolidated subsidiaries, which collectively comprised E.ON’s Nordic energy business in the Nordic market unit until the disposal of E.ON Finland.

•	“E.ON U.S.” refers to E.ON U.S. LLC (formerly LG&E Energy) and its consolidated subsidiaries, which collectively comprise E.ON’s U.S. energy business in the U.S. Midwest market unit. Until December 31, 2003, E.ON U.S. formed the U.S. business of the Powergen Group.

•	“Viterra” refers to Viterra AG and its consolidated subsidiaries, which collectively comprised E.ON’s real estate business in the other activities segment.

•	“Degussa” refers to Degussa AG and its consolidated subsidiaries, which collectively comprised E.ON’s chemicals business in the other activities segment.

•	“VEBA Oel” refers to VEBA Oel AG and its consolidated subsidiaries, which collectively comprised E.ON’s former oil division.

•	“VAW” refers to VAW aluminium AG and its consolidated subsidiaries, which collectively comprised E.ON’s former aluminum division.

Unless otherwise indicated, all amounts in this annual report are expressed in European Union euros (“euros” or “EUR” or “€”), United States dollars (“U.S. dollars” or “dollars” or “$”), British pounds (“GBP”), Swedish krona (“SEK”) or Swedish öre (“öre”). Amounts stated in dollars, unless otherwise indicated, have been translated from euros at an assumed rate solely for convenience and should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise stated, such dollar amounts have been translated from euros at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 29, 2006, which was $1.3197 per €1.00. Such rate may differ from the actual rates used in the preparation of the consolidated financial statements of E.ON as of December 31, 2006, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2006, included in Item 18 of this annual report (the “Consolidated Financial Statements”), which are expressed in euros, and, accordingly, dollar amounts appearing in this annual report may differ from the actual dollar amounts that were translated into euros in the preparation of such financial statements. For information regarding recent rates of exchange, see “Item 3. Key Information — Exchange Rates.”

Beginning in 2000, E.ON has prepared its financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Formerly, the Company prepared its financial statements in accordance with generally accepted accounting principles in Germany as prescribed by the German Commercial Code (Handelsgesetzbuch, the “Commercial Code”) and the German Stock Corporation Act (Aktiengesetz, the “Stock Corporation Act”). Sales and adjusted EBIT presented in this annual report for each of E.ON’s segments are based on the consolidated accounts of the E.ON Group as shown in Note 31 (Segment Information) of the Notes to Consolidated Financial Statements under the captions “External sales” and “Adjusted EBIT” and are presented prior to the elimination of intersegment transactions. “Adjusted EBIT” is the measure pursuant to which the Group has evaluated the performance of its segments and allocated resources to them since 2004. Adjusted EBIT is an adjusted figure derived from income/(loss) from continuing operations (before intra-Group eliminations when presented on a segment basis) before income taxes and minority interests, excluding interest income. Adjustments include net book gains resulting from disposals, as well as cost-management and restructuring expenses and other non-operating earnings of an exceptional nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions and nuclear waste management is allocated to adjusted interest income. E.ON uses adjusted EBIT as its segment reporting measure in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). However, on a consolidated Group basis adjusted EBIT is considered a non-GAAP measure that must be reconciled to the most directly comparable GAAP measure. For a reconciliation of Group adjusted EBIT to net income for each of 2006, 2005 and 2004, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Business Segment Information.” Adjusted EBIT should not be considered in isolation as a measure of E.ON’s profitability and should be considered in addition to, rather than as a substitute for, the most directly comparable U.S. GAAP measures. In particular, there are material limitations associated with the use of adjusted EBIT as compared with such U.S. GAAP measures, including the limitations inherent in E.ON’s determination of each of the adjustments noted above. E.ON seeks to compensate for those limitations by providing a detailed reconciliation of adjusted EBIT to income from continuing operations before income taxes and minority interests and net income, the most directly comparable U.S. GAAP measures, in the section of Item 5 noted above, as well as the more detailed textual analysis of year-on-year changes in the key components of each of the reconciling items appearing under the caption “Reconciliation of Adjusted EBIT” in “Item 5. Operating and Financial Review and Prospects — Results of Operations — Business Segment Information,” “— Year Ended December 31, 2006 Compared with Year Ended December 31, 2005” and “— Year Ended December 31, 2005 Compared with Year Ended December 31, 2004.” As a result of these limitations and other factors, adjusted EBIT as used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

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

SELECTED FINANCIAL DATA

The selected financial data presented below in accordance with U.S. GAAP as of and for each of the years in the five-year period ended December 31, 2006 have been excerpted from or are derived from the Consolidated Financial Statements of E.ON as of and for the period ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.

The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the Notes to Consolidated Financial Statements.

	Year Ended December 31,
	2006(1)	2006	2005	2004	2003	2002
	(in millions, except share amounts)

Statement of Income Data:
Sales	$89,422	€67,759	€56,141	€46,489	€44,839	€35,133
Sales excluding electricity and natural gas taxes(2)	84,721	64,197	51,616	42,150	39,953	34,200
Income/(Loss) from continuing operations before income taxes	6,774	5,133	7,152	6,332	5,204	(1,013)
Income/(Loss) from continuing operations after income taxes(3)	7,200	5,456	4,891	4,480	4,051	(324)
Income/(Loss) from continuing operations	6,506	4,930	4,355	4,011	3,602	(949)
Income/(Loss) from discontinued operations(4)	168	127	3,059	328	1,485	3,535
Net income	6,674	5,057	7,407	4,339	4,647	2,777
Basic earnings/(Loss) per share from continuing operations	9.87	7.48	6.61	6.11	5.51	(1.45)
Basic earnings (Loss) per share from discontinued operations, net(4)	0.25	0.19	4.64	0.50	2.27	5.42
Basic earnings per share from net income(5)	10.12	7.67	11.24	6.61	7.11	4.26
Balance Sheet Data:
Total assets	$167,908	€127,232	€126,562	€114,062	€111,850	€113,503
Long-term financial liabilities	13,143	9,959	10,555	13,540	14,884	17,576
Stockholders’ equity(6)	63,141	47,845	44,484	33,560	29,774	25,653
Number of authorized shares		692,000,000	692,000,000	692,000,000	692,000,000	692,000,000

(1)	Amounts in this column are unaudited and have been translated solely for the convenience of the reader at an exchange rate of $1.3197 = €1.00, the Noon Buying Rate on December 29, 2006.

(2)	Laws in Germany and other European countries in which E.ON operates require the seller of electricity to collect electricity taxes and remit such amounts to tax authorities. Similar laws also require the seller of natural gas to collect and remit natural gas taxes to tax authorities.

(3)	Before minority interest of €526 million for 2006, as compared with €536 million, €469 million, €449 million and €625 million for 2005, 2004, 2003 and 2002, respectively.

(4)	For more details, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(5)	Includes earnings per share from the first-time application of new U.S. GAAP standards of €0.00, €(0.01), €0.00, €(0.67) and €0.29 for 2006, 2005, 2004, 2003 and 2002, respectively.

(6)	After minority interests.

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

	Dividends Paid
	per Ordinary
	Share with no
	par value
Year Ended December 31,	€	$(1)

2002	1.75	1.96
2003	2.00	2.39
2004	2.35	3.04
2005(2)	2.75	3.50
2006(3)	3.35	4.42

(1)	Translated into dollars at the Noon Buying Rate on the dividend payment date, which typically occurred during the second quarter of the following year, except for the 2006 amount, which has been translated at the Noon Buying Rate on December 29, 2006.

(2)	An extra dividend for 2005 of €4.25 per Ordinary Share, resulting from the proceeds from the sale of E.ON’s remaining 42.9 percent stake in Degussa, was paid together with the regular 2005 dividend amount. For details on this transaction, see “Item 5. Operating and Financial Review and Prospects — Overview.”

(3)	The dividend amount for the year ended December 31, 2006 is the amount proposed by E.ON’s Supervisory Board and Board of Management and has not yet been approved by its stockholders. Prior to the payment of the dividends, a resolution approving such amount must be passed by E.ON’s stockholders at the annual general meeting to be held on May 3, 2007.

See also “Item 8. Financial Information — Dividend Policy.”

EXCHANGE RATES

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

The following table sets forth, for the periods indicated, the average, high, low and/or period-end Noon Buying Rates for euros expressed in $ per €1.00.

Period	Average(1)	High	Low	Period-End

2002	0.9495			1.0485
2003	1.1411			1.2597
2004	1.2478			1.3538
2005	1.2400			1.1842
2006	1.2661			1.3197
September		1.2833	1.2648
October		1.2773	1.2502
November		1.3261	1.2705
December		1.3327	1.3073
2007
January		1.3286	1.2904
February		1.3246	1.2933

(1)	The average of the Noon Buying Rates for the relevant period, calculated using the average of the Noon Buying Rates on the last business day of each month during the period.

On March 2, 2007, the Noon Buying Rate was $1.3182 per €1.00.

RISK FACTORS

On May 1, 1998, the German Control and Transparency in Business Act (Gesetz zur Kontrolle und Transparenz im Unternehmensbereich, or “KonTraG”), came into effect. The provisions of KonTraG include the requirement that the board of management of a German stock corporation establish a risk management system to identify material risks to the corporation at an early stage. As part of their audit, the auditors of a stock corporation assess whether the system meets the requirements of KonTraG. The audit requirement has been applicable to all fiscal years beginning after December 31, 1998, although the former VEBA underwent this audit voluntarily already in fiscal year 1998.

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

Since 1998, liberalization of the electricity markets in the EU has greatly altered competition in the German electricity market, which was formerly characterized by numerous strong competitors. Following liberalization, significant consolidation has taken place in the German market, resulting in four major interregional utilities: E.ON, RWE AG (“RWE”), Vattenfall Europe AG (“Vattenfall Europe”) and EnBW Energie Baden-Württemberg AG (“EnBW”). In addition, the market for electricity trading has become more liquid and competitive, with a total trading volume of approximately 1,133 terawatt hours (“TWh”) at the European Energy Exchange (EEX) spot and futures market in 2006, and additional volumes being traded on the over-the-counter market. Liberalization of the German electricity market also caused prices to decrease beginning in 1998, although prices have increased since 2001. Retail prices now exceed 1998 levels, and prices for sales to distributors and industrial customers have also increased. These price increases have generally been driven by increases in the price of fuel, as well as regulatory and other costs, with the result that competitive pressure on margins continues to exist. Higher wholesale prices are also expected to lead to the construction of new generation facilities, thereby increasing competition and the pressure on margins when the first such facilities come into operation. Although the Company intends to compete vigorously in the changed German electricity market, it cannot be certain that it will be able to develop its business as successfully as its competitors. For information about regulatory changes that are affecting the German electricity market, see the discussion on changes in laws and regulations below.

Outside Germany, the electricity markets in which the Company operates are also subject to strong competition. The Company has significant U.K. and Swedish operations in electricity generation, distribution and supply, on both the wholesale and retail levels. Increased competition from new market entrants and existing market participants could adversely affect the Company’s U.K. or Swedish market share in both the retail and wholesale sectors. The Company cannot guarantee it will be able to compete successfully in the United Kingdom, the Nordic countries, Eastern Europe, Italy or other electricity markets where it is already present or in new electricity markets the Company may enter. E.ON Ruhrgas also faces risks associated with increased competition in the gas sector; see “Item 4. Information on the Company — Business Overview — Pan-European Gas — Competitive Environment” and “— Regulatory Environment — Germany: Gas.”

     Changes in applicable laws and regulations as well as the introduction of new laws and regulations could materially and adversely affect the Company’s financial condition and results of operations.

In each of its operations, the Company must comply with a number of laws and government regulations. For more information on laws and regulations affecting the Company’s core energy business, including additional details on each of the regulatory regimes discussed below, see “Item 4. Information on the Company — Regulatory Environment.” From time to time, changes or new laws, including applicable tax laws, and regulations may be introduced which may negatively affect the Company’s businesses, financial condition and results of operations.

For example, the EU adopted new electricity and gas directives in 2003 which required changes to the electricity and gas industries of some EU member states, including Germany. One of the requirements is that an independent regulatory authority be established in each member state to oversee access to the electricity and gas networks. According to the directives, this regulatory body should have the authority to set or approve network charges or, alternatively, the methodologies used for calculating them, as well as the power to control compliance with the charges or methodologies once they are set. In Germany, the relevant legislation came into force in July 2005 and the German legislature authorized the Federal Network Agency (Bundesnetzagentur or the “BNetzA,” previously called the Regulatory Authority of Telecommunications and Post) to act as the required independent regulatory body. The new German energy legislation and the appointment of the BNetzA to oversee access to German electricity and gas networks has changed the previous system of negotiated third party network access in the electricity and gas industries in Germany. Although the new legislation has already come into force, the Company cannot yet predict all of the consequences of the new system, as the exact interpretation of some of the new regulatory rules is still pending and not all ordinances are in force; in particular, the new incentive regulation system has not been established. However, the BNetzA has interpreted some of the new regulatory rules and ordinances to reach a conclusion that is different than that reached by, and in some cases less favorable to, the Company as well as other German utilities. For example, the new German energy law contains two phases of regulation, and in the starting phase, the BNetzA and the state level regulators have to approve the network charges that are calculated by the network operators using a cost-based rate-of-return model. Thus the BNetzA and the state level regulators effectively set the network charges for network operators ex-ante. In 2006, the BNetzA reduced the allowed network charges submitted for its approval by the Company’s electricity and gas distribution network operators, as described below. In doing so, the BNetzA used a different interpretation of the new ordinance than that used by E.ON’s network operators (and the majority of German network operators) to calculate their network charges. The BNetzA has also announced that the reduced charges will be applicable from earlier dates than those which the Company believes should apply, so that the Company (and other German network operators) would need to refund amounts to customers equal to the difference between the calculated network charges as submitted to the BNetzA and the allowed network charges approved by the BNetzA for the time period in dispute. Several German utility companies have challenged the BNetzA’s decisions in third party legal proceedings; however, final decisions have not yet been made and E.ON intends to wait for the outcome of the pending legal proceedings before making any refunds to customers. For more information, see “Item 4. Information on the Company — Regulatory Environment.”

In the gas market, the gas industry developed an industry-wide gas network access model in order to comply with the new legislation, and the agreed model, with two variants for gas transportation, was finalized in mid-2006. Shortly thereafter, one of the variants for gas transportation was challenged in legal proceedings and the BNetzA decided that the challenged variant for gas transportation, which was widely used in the gas industry, does not comply with the new energy law, thus necessitating changes to the existing gas network operators’ cooperation agreement.

In addition, in November 2006 a new network connection ordinance came into force in Germany which increases potential liability for network operators for damages caused by energy supply disturbances.

In Sweden, new legislation was also adopted in order to comply with the requirements of the EU’s electricity and gas directives, and the Company cannot be certain that the new requirements will not have a negative effect on its Swedish operations. In addition, Sweden has also enacted new legislation concerning electricity distribution which requires customer compensation for power blackouts lasting more than 12 hours. As discussed below, in early 2007 a severe storm resulted in a power outage in Sweden that affected approximately 170,000 E.ON Sverige customers, and many of these customers are entitled to compensation under the new law.

The EU has also adopted a directive requiring member states to establish a greenhouse gas emissions allowance trading scheme, under which permits to emit a specified amount of carbon dioxide (“CO2 emission certificates”) are to be allocated to affected power stations and other industrial installations. All member states have already passed the required legislation and allocated the necessary CO2 emission certificates for the first phase of the scheme, mostly free of charge. Although the Company does not generally expect the introduction of the emissions trading scheme to have a negative impact on its operations, the fact that the directive has only recently been implemented makes it impossible for the Company to predict how the trading of CO2 emission certificates will develop or what long-term impact, if any, the new regime will have on its financial condition and results of operations. However, in each of 2005 and 2006, companies of both the U.K. and Central Europe market units had to purchase additional CO2 emission certificates on the market, with a resultant increase in operating costs. Further, member states are currently developing national allocation plans for the next phase of the greenhouse gas emissions allowance trading scheme, which will run from 2008-2012, and a reduced number of CO2 emission certificates is expected to be issued for this phase, which could further impact the Company’s operations. In Germany, the EU and the German government have already agreed on a reduced allocation of CO2 emissions certificates. In a reflection of current international heightened awareness of climate change, the European Commission recently published a package of measures to establish a new EU energy policy with the aim of, inter alia, combating climate change. In the package, the European Commission proposed further ambitious targets for cutting greenhouse gas emissions. The Company is unable to predict if and when such targets might be passed into law. For more information, see “Item 4. Information on the Company — Regulatory Environment” and “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2006 Compared with Year Ended December 31, 2005” and “Year Ended December 31, 2005 Compared with Year Ended December 31, 2004.”

In addition, in the summer of 2005 the Competition Directorate-General of the European Commission launched a sector inquiry concerning the electricity and gas markets in the EU. This investigation is based on Article 17 of Regulation 1/2003 and assesses the competition conditions in European gas and electricity markets. It cannot be excluded that this inquiry could result in individual antitrust proceedings against E.ON Group companies and/or legislative initiatives (at the EU or national level) that would seek to increase the current level of competition in the EU energy market. In its final report issued on January 10, 2007, the European Commission has identified the following barriers to a fully functioning internal energy market, which are market concentration, vertical foreclosure, lack of market integration and transparency and price formation.

The findings of the sector inquiry enable the European Commission to focus its enforcement action on the concerns identified in the report, such as: achieving adequate unbundling of network and supply activities, removing the regulatory gaps, in particular for cross border issues, addressing market concentration and barriers to entry, as well as increasing transparency in market operations.

One of the main suggestions arising from the sector inquiry report is ownership unbundling, i.e., the separation of ownership between the electricity and gas networks and commercial activities elsewhere in the value chain. It is not clear yet whether the European Commission will decide to mandate ownership unbundling or choose to attempt to resolve the identified problems using other options, such as a fully independent system operator. On February 15, 2007, the EU Energy Council discussed the presented energy package in detail, including the results of the sector inquiry final report. The European Council will discuss the measures for an action plan at its meeting on March 8, 2007. The German Presidency has announced its intention not to support ownership unbundling but to analyze all possible options, including an independent system operator, and it is at this time impossible to predict the results of this inquiry, if any.

The European Commission also carried out investigations at the premises of several energy companies in Europe, including E.ON AG and some of its affiliates, in May and December 2006, followed by requests for information regarding different regulatory and energy market-related issues of E.ON Energie and E.ON Ruhrgas. The European Commission is currently analyzing the respective data and has recently issued additional requests for information. The European Commission is currently investigating the circumstances under which a seal installed by investigators at one of the Company’s facilities failed.

In Germany, a draft bill has been introduced in the German parliament to tighten the provisions of Germany’s law against restraints on competition. The draft bill stipulates that undertakings holding a dominant position in an energy market shall not charge or impose prices, price components or other commercial conditions that are less favorable than those of other undertakings in comparable markets (even if the deviation is slight) or charge prices that disproportionately exceed their costs. E.ON believes that, if implemented as currently drafted, these provisions would impede competition in Germany’s energy markets, but is currently unable to quantify the effects that the implementation of the tightened provisions would have on E.ON.

Regulatory actions can also affect the prices the Company may charge customers. For example:

•	As noted above, in Germany the BNetzA has reduced the allowed network charges which were submitted for approval by the Company’s electricity and gas distribution network operators. For electricity, approved network charges of E.ON’s transmission system operator as well as its regional distribution network operators averaged a 13.7 percent reduction from the network charges E.ON originally filed for approval, while approved network charges for E.ON’s regional gas distribution network operators averaged a 10.0 percent reduction from those initially proposed by the Company. The approved network charges were based on a different interpretation of Germany’s new energy law by the BNetzA than that used by E.ON’s network operators (and the majority of German network operators) to calculate their network charges.

•	In Germany, the state antitrust authorities as well as the German Federal Cartel Office (Bundeskartellamt) regularly examine gas tariffs of utilities for household customers to determine whether these prices constitute market abuse. The companies belonging to the E.ON Energie group have delivered the information required. No formal proceedings are pending.

•	The Federal Cartel Office has opened proceedings against E.ON Energie and RWE, alleging that these two companies are abusing their dominant position in the energy market by including the costs for CO2 emission certificates in the calculation of energy prices for industrial customers. In this context, RWE has already received a statement of objections from the Federal Cartel Office. E.ON believes that the way the Group’s businesses calculate their electricity prices is in accordance with accepted calculation methods and therefore there have been no illegal acts by the Group in this regard. Should the Federal Cartel Office qualify E.ON’s calculation method as an abuse of a dominant position, E.ON would appeal against the decision. However, the outcome of such an appeal cannot be predicted.

•	Electricity and gas prices and sales practices have also been the subject of periodic challenges by the German antitrust authorities, although to date E.ON has prevailed in such cases, sometimes on appeal after a negative ruling by a court of first instance. Currently, 54 customers of E.ON Hanse AG (“E.ON Hanse”) have brought a claim asserting that recent price increases violate certain provisions of the German Civil Code (Bürgerliches Gesetzbuch). In order to support its case that the price increases were reasonable within the meaning of applicable law, E.ON Hanse has disclosed the basis on which it calculates prices for household customers to the District Court (Landgericht) in Hamburg. The court is currently examining E.ON Hanse’s submissions in this respect. In an unrelated proceeding, E.ON Westfalen Weser AG (“E.ON Westfalen Weser”) has brought suit against a group of customers that have refused to pay the increased prices. No assurances can be given as to the outcome of either of these proceedings.

•	With effect from April 2005, regulators in the United Kingdom renewed a price control framework for electricity distribution customers that is in effect through the five year period ending March 2010.

•	In the United States, the rates for E.ON U.S.’s retail electric and gas customers in Kentucky, its principal area of operations, are set by state regulators and remain in effect until such time as an adjustment is sought and approved. E.ON U.S.’s affected utilities applied for and received increases in regulated tariffs effective as of July 1, 2004.

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

A significant portion of the expenses of the Company’s regional market units are made up of fuel costs, which are heavily influenced by prices in the world market for oil, natural gas, fuel oil and coal. Similarly, the majority of E.ON Ruhrgas’ expenses are for purchases of natural gas under long-term take or pay contracts that link the gas prices to that of fuel oil and other competing fuels. The prices for such commodities have historically been volatile and there is no guarantee that prices will remain within projected levels. The price of oil in particular rose in 2006, although it declined somewhat in the second half of the year, while the recent fall in oil prices is not yet reflected in the average price of Germany’s natural gas imports due to time lags in indexation. The Company’s electricity operations do maintain some flexibility to shift power production among different types of fuel, and the Company is also partially hedged against rising fuel prices. However, increases in fuel costs could have an adverse effect on the Company’s operating results or financial condition if it is not able (or not permitted by regulatory authorities) to shift production to lower-cost fuel or to adjust its rates to offset such increases in fuel prices on a timely or complete basis.

For more information about E.ON Ruhrgas’ take or pay contracts, including a discussion of the so-called “time lag” effect, see the discussion on E.ON Ruhrgas’ long-term gas supply contracts below. The Company could also incur losses if its hedging strategies are not effective. For more information about the Company’s hedging policies and the instruments used, see “— Financial” below, “Item 5. Operating and Financial Review and Prospects — Exchange Rate Exposure and Currency Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

     Recent events have heightened concerns about the reliability of Russian gas supplies, on which E.ON Ruhrgas depends.

E.ON Ruhrgas currently obtains nearly 30 percent of its total gas supply from Russia pursuant to long-term supply contracts it has entered into with OOO Gazexport (now Gazprom export), a subsidiary of OAO Gazprom (“Gazprom”) (in which E.ON Ruhrgas holds a 3.5 percent direct interest and an additional stake of 2.9 percent). Recent events in some countries of the former Soviet Union have heightened concerns in parts of Western Europe about the reliability of Russian gas supplies. Historically cold temperatures in Russia in the winter of 2005-2006 increased gas consumption, leading some Western European countries to report declines in pressure in gas pipelines and shortfalls in the volume of gas they received from Russia. In addition, a dispute between Russia and Ukraine over the imposition of significant price increases on Russian gas delivered to Ukraine at the beginning of 2006 led to interruptions in the supply of Russian gas to Ukraine (and through Ukraine to other countries) in the early days of January. In late 2006, a similar price dispute between Russia and Belarus led to Belarus blocking the transit of gas and oil through that country, while in early 2007 Poland attempted to raise transit fees charged to Gazprom for Russian gas and oil being shipped to Western Europe through Poland, leading to speculation that Gazprom might retaliate by halting gas and oil shipments. Economic or political instability or other disruptive events in any “transit country” through which Russian gas must pass before it reaches its final destination in Western Europe can have a material adverse effect on the supply of such gas, and all such events are completely outside the control of E.ON Ruhrgas. Although E.ON Ruhrgas has to date not experienced any interruptions in supply or declines in delivered gas volumes below those which are guaranteed to it under its long-term contracts, no assurance can be given that such interruptions or declines will not occur. The terms of E.ON Ruhrgas’ long-term supply contracts for Russian gas require that the contracted volumes of gas be delivered to E.ON Ruhrgas at the German border, with the risk of ownership only passing to E.ON Ruhrgas at that point, but provide that such obligations can be suspended due to events of force majeure. Any prolonged interruption or decline in the amount of gas delivered to E.ON Ruhrgas under its contracts with Gazprom, its subsidiaries or any other party would result in E.ON Ruhrgas having to use its storage reserves to make up the shortfall with respect to amounts it is contracted to deliver to customers, and could have a material adverse effect on E.ON’s results of operations and financial condition.

     The Company’s revenues and results of operations fluctuate by season and according to the weather, and management expects these fluctuations to continue.

The demand for electric power and natural gas is seasonal, with the Company’s operations generally experiencing higher demand during the cold weather months of October through March and lower demand during the warm weather months of April through September. The exception to this is the Company’s U.S. power business, where hot weather results in an increased demand for electricity to run air conditioning units. As a result of these seasonal patterns, the Company’s revenues and results of operations are higher in the first and fourth quarters and lower in the second and third quarters, with the U.S. power business having its highest revenues in the third quarter and a secondary peak in the first and fourth quarters. Revenues and results of operations for all of the Company’s energy operations can be negatively affected by periods of unseasonably warm weather during the autumn and winter months, as occurred at certain of E.ON’s market units in 2006. The Company’s Nordic operations could be negatively affected by a lack of precipitation (which would lead to a decline in hydroelectric generation, as occurred in 2006) and its European energy operations could also be negatively affected by a summer with higher than average temperatures to the extent its plants were required to reduce or shut down operations due to a lack of water needed for cooling the plants. Management expects seasonal and weather-related fluctuations in revenues and results of operations to continue. Particularly severe weather can also lead to power outages, as discussed in more detail below.

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

     E.ON Ruhrgas’ long-term gas supply contracts expose it to volume and price risks, and it has had to terminate certain of its long-term sales contracts due to a negative decision by the German Federal Cartel Office.

As is typical in the gas industry, E.ON Ruhrgas enters into long-term gas supply contracts with natural gas producers to secure the supply of almost all the gas E.ON Ruhrgas purchases for resale. These contracts, which generally have terms of around 20 to 25 years, require E.ON Ruhrgas to purchase minimum amounts of natural gas over the period of the contract or to pay for such amounts even if E.ON Ruhrgas does not take the gas, a standard industry practice known as “take or pay.” The minimum amounts are generally about 80 percent of the firmly contracted quantities. Historically, E.ON Ruhrgas has also entered into long-term gas sales contracts with its customers, although these contracts are shorter than the gas supply contracts (for distributors and municipal utilities, which constitute the majority of E.ON Ruhrgas’ customers, the contracts generally have longer terms, while contracts for industrial customers usually have terms between one and five years), and, as described in more detail below, have been challenged by the German Federal Cartel Office. In addition, the majority of these gas sales contracts do not include fixed take or pay provisions. Since E.ON Ruhrgas’ gas supply contracts have longer terms than its gas sales contracts, and commit E.ON Ruhrgas to paying for a minimum amount of gas over a long period, E.ON Ruhrgas is exposed to the risk that it will have an excess supply of natural gas in the long term should it have fewer committed purchasers for its gas in the future and be unable to otherwise sell its gas on favorable terms. Such a shortfall could result if a significant number of E.ON Ruhrgas’ customers (or their end customers) shifted from natural gas to other forms of energy or if E.ON Ruhrgas’ customers began to acquire increased volumes of gas from other sources. The ministerial approval E.ON obtained for the acquisition of Ruhrgas required E.ON Ruhrgas to divest its stakes in two gas distributors, as well as granting these distributors the right to terminate their gas sales contracts with E.ON Ruhrgas. The ministerial approval also gave most of E.ON Ruhrgas’ distribution customers the right to reduce the amounts of natural gas purchased from E.ON Ruhrgas. To date, most customers have decided not to exercise these options. For additional information on these developments, see “Item 4. Information on the Company — Business Overview — Pan-European Gas — Sales.”

In January 2006, the German Federal Cartel Office (Bundeskartellamt) issued a decision prohibiting E.ON Ruhrgas from enforcing its existing long-term gas sales contracts with regional and local distribution companies after October 1, 2006 and from entering into new sales contracts with those customers that are identical or similar in nature. For details on this decision and the effect on E.ON Ruhrgas, see “Item 4. Information on the Company — Business Overview — Pan-European Gas — Sales.” E.ON Ruhrgas believes that the Federal Cartel Office is overlooking the negative impact its decision would have on security of supply and that by excluding suppliers from competing to supply additional volume, the Federal Cartel Office inadmissibly interferes with freedom of contract. Therefore, E.ON Ruhrgas has appealed against the decision issued by the Federal Cartel Office and sought temporary relief in a summary proceeding in order to prevent the decision from taking immediate effect. In June 2006, the State Superior Court (Oberlandesgericht) in Düsseldorf decided in the summary proceeding that E.ON Ruhrgas will not be granted temporary relief. Consequently, E.ON Ruhrgas had to terminate the supply contracts with regional and local distribution companies that are covered by the Federal Cartel Office decision as of October 1, 2006. E.ON Ruhrgas is currently challenging the Federal Cartel Office decision in a full proceeding before the State Superior Court, which is expected to last through 2007. In the meantime, it has concluded new contracts having a duration of only 1 or 2 years with virtually all of the regional and local distribution companies whose prior contracts it had been required to cancel. Although the court’s negative decision on E.ON Ruhrgas’ application for an injunction is not determinative in the full proceeding, no assurance can be given that E.ON Ruhrgas will be successful in that proceeding or any subsequent appeals, or otherwise be allowed to conclude contracts that exceed the combination of supply share and duration set by the decision of the Federal Cartel Office and/or bid for the remaining volumes.

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

In February 2006, E.ON announced that it would launch an all cash tender offer for 100 percent of the share capital of Endesa, S.A. (“Endesa”), the largest electric utility in Spain and Portugal, which also has significant operations in Latin America and southern Europe. E.ON’s original bid set an offer price of €27.50 per Endesa ordinary share and American Depositary Share (“ADS”). Over the course of the following twelve months, E.ON raised its offer price twice, first to €35.00 for each Endesa security and then to €38.75. The potential cost to E.ON for the acquisition of 100 percent of Endesa has therefore increased from approximately €29.1 billion to approximately €41 billion. E.ON intends to finance the acquisition through a combination of its own resources and new financing in the form of a committed line of credit provided by a syndicate of international banks that incorporates a number of conditions. The offer has also been subject to a series of legal challenges in Spain and the United States, a number of which remain pending. No assurance can be given that E.ON will be able to complete the transaction successfully on the proposed terms or at all. For additional information, see “Item 4. Information on the Company — History and Development of the Company — Proposed Endesa Acquisition.”

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

     The Company could be subject to environmental liability associated with its nuclear and conventional power operations that could materially and adversely affect its business. In addition, new or amended environmental laws and regulations may result in significant increases in costs for the Company.

Under German law, the owner of an electric power generation facility is subject to liability provisions that guarantee comprehensive compensation to all injured parties in the event of environmental damages caused by the facility. In addition, there has been some relaxation in the evidence required under the German Environmental Liability Law (Umwelthaftungsgesetz) to establish, prove and quantify environmental claims. Under German law and in accordance with contractual indemnities, the Company may still be subject to future environmental claims with respect to alleged historical environmental damage arising from certain of its discontinued and disposed of operations, including, but not limited to, the VEBA Oel oil business, the VAW aluminum operations and the Klöckner & Co AG distribution and logistics businesses, as well as Degussa’s operations. If claims were to be asserted against the Company in relation to environmental damages and plaintiffs were successful in proving their claims, such claims could result in material losses to the Company.

German law also provides that in the case of a nuclear accident in Germany, the owner of the reactor, the factory or the nuclear material storage facility is subject to liability provisions that guarantee comprehensive compensation to all injured parties. Under German nuclear power regulations, the owner is strictly liable, and the geographical scope of its liability is not limited to Germany. E.ON’s Swedish nuclear power stations also expose the

Company to liability under applicable Swedish law. In 2006 an inquiry opened by the Swedish government proposed both unlimited liability for nuclear plant operators and that such operators be obligated to purchase greater insurance coverage, although it is unclear what effect the inquiry’s proposals of new legislation will have. The Company does not operate or have interests in nuclear power plants outside of Germany, Sweden and Switzerland, including in the United Kingdom, the United States or the countries in Eastern Europe in which it operates. The Company takes extensive safety and risk management measures in the operation of its nuclear power operations, and has mandatory insurance with respect to its nuclear operations as described in “Item 4. Information on the Company — Environmental Matters — Germany: Electricity” and “— Nordic.” However, any claims against the Company arising in the case of a nuclear power accident could exceed the coverage of such insurance, and cause material losses to the Company.

The Company expects that it will incur costs associated with future environmental compliance, especially compliance with clean air laws. For example, the U.S. Environmental Protection Agency (“EPA”) has introduced regulations regarding the reduction of nitrogen oxide (“NOx”) and sulphur dioxide (“SO2”) emissions from electricity generating units. These regulations require E.ON U.S. to make significant additional capital expenditures in pollution control equipment. E.ON U.S. expects to incur total costs of $1.1 billion in installing these pollution controls during the 2007 through 2009 time period. E.ON U.S. expects to recover a significant portion of these costs over time from customers of its regulated utility businesses. In the United Kingdom, legislation to implement the EU Large Combustion Plants Directive has been adopted which requires E.ON UK to make decisions as to whether it will invest in enhanced pollution control devices, reduce operating time at certain of its plants or consider closing certain plants in the future. Similarly, the German government has amended an ordinance of the German Federal Pollution Control Act (Bundesimmissionsschutzgesetz, or “BImSchG”) to introduce lower emission limits for air pollutants such as carbon monoxide and NOx. This amendment requires both E.ON Energie and E.ON Ruhrgas to make investments in pollution control devices. Currently, none of E.ON’s market units can predict the extent to which their respective operations will be affected by the new legislation and/or regulations. Revisions to existing environmental laws and regulations and the adoption of new environmental laws and regulations may result in significant increases in costs for the Company. Any such increase in costs that cannot be fully recovered from customers may adversely affect the Company’s operating results or financial condition.

Although environmental laws and regulations have an increasing impact on the Company’s activities in almost all the countries in which it operates, it is impossible to predict accurately the effect of future developments in such laws and regulations on the Company’s future earnings and operations. For example, the EU has published a package of measures for a new energy policy which includes ambitious targets for cutting greenhouse gas emissions, but the Company cannot predict when or in what form these measures might be passed into law, or how the Company might be impacted. For detail, see the discussion on changes in laws and regulations above. Some risk of environmental costs and liabilities is inherent in particular operations and products of the Company, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. For more information on environmental matters, see “Item 4. Information on the Company — Environmental Matters.”

     If power outages or shutdowns involving the Company’s electricity operations occur, the Company’s business and results of operations could be negatively affected.

Significant parts of Europe and the United States and Canada have experienced major power outages in recent years. The reasons for these blackouts vary, although generally they involved a locally or regionally inadequate balance between power production and consumption, with single failures triggering a cascade-like shutdown of lines and power plants following overload or voltage problems. The likelihood of this type of problem has increased in recent years following the liberalization of EU electricity markets, partly due to an emphasis on unrestricted cross-border physically-settled electricity trading that has resulted in a substantially higher load on the international network, which was originally designed mainly for purposes of mutual assistance and operations optimization. As a result, there are transmission bottlenecks at many locations in Europe, and the high load has resulted in lower levels of safety reserves in the network. In Germany, where power plants are located in closer proximity to population centers than in many other countries, the risk of blackouts is lower due to shorter transmission paths and a strongly meshed network. In addition, the spread of a power failure is less likely in Germany due to the organization of the German power grid into four balancing zones. Nevertheless, the Company’s German or international electricity operations could experience unanticipated operating or other problems leading to a power failure or shutdown. For example:

•	On January 8-9, 2005, a severe storm hit Sweden, destroying the electricity distribution grid in some areas in the south of the country. Approximately 250,000 E.ON Sverige customers were affected by the resulting power outage, and some customers were left without electricity for several weeks. In 2005, E.ON Sverige recorded related costs for rebuilding its distribution grid and compensating customers of approximately €140 million.

•	In July 2006, a transmission-related incident at the Forsmark nuclear power plant in Sweden (in which E.ON Sverige owns a minority interest) resulted in an emergency shutdown of the plant and subsequent modifications to the plant’s transmission infrastructure. Reviews of similar infrastructure at other reactors following the Forsmark incident took a number of Swedish reactors out of service for a period of several weeks and revealed the need for a significant overhaul at the Oskarshamn I reactor operated by E.ON Sverige, which was only restarted in January 2007.

•	On November 4, 2006, an overload in the northwestern German power transmission grid occurred, leading to disturbances in other parts of the continental European power grid and an interruption of the power supply for more than 15 million European households located in parts of Germany, France, Belgium, the Netherlands, Italy and Spain. According to initial findings, the overload occurred after the E.ON Netz GmbH (“E.ON Netz”, a subsidiary of E.ON Energie) control center made an erroneous estimation in its planned interruption of a high voltage power line across the Ems river in Germany to allow the passage of a Norwegian cruise liner. Functioning safety mechanisms and close cooperation among European transmission system operators ensured that a full reconnection of the power grids and stabilization of the system occurred within 38 minutes after the grid separated into three “islands”, thus avoiding an uncontrolled blackout. A further investigation of the circumstances leading to the power blackout (including whether other factors played a role) will determine if consumers affected by the power interruption are entitled to compensation by E.ON Netz.

•	On January 14, 2007, another severe storm hit southern Sweden. Approximately 170,000 E.ON Sverige customers were affected by the resulting power outage, and some customers were left without electricity for up to ten days. Preliminary estimates of the costs to be incurred by E.ON Nordic for rebuilding its distribution grid and compensating affected customers are in the range of €95 million.

•	On January 18 and 19, 2007, a severe storm hit several European countries, damaging the electricity distribution grid of E.ON Energie in some areas of Germany, the Czech Republic, Hungary and Romania. In Germany, approximately 750,000 customers were disconnected from the grid (in the Czech Republic: approximately 500,000 customers; in Hungary: approximately 90,000 customers; and in Romania: approximately 5,000 customers). Approximately 80 percent of the affected customers were reconnected within one day, and nearly all customers were reconnected within three days. The costs of repairing the damages are not expected to be significant.

For more information on these events, see “Item 4. Information on the Company — Business Overview — Central Europe” and “— Nordic.” The areas of the United States in which E.ON U.S. operates are also from time to time subject to severe weather, such as ice storms, which could cause power outages. In Germany, about 40 percent of the country’s wind turbines are connected to the power grid of E.ON Energie, mostly in the north of Germany. In the case of a power grid failure, older wind power plants may switch off automatically; this possible separation of a number of wind power plants from the grid may in turn increase the impact of the original power failure in the grid. The Company can give no assurances that power failures or shutdowns involving its operations will not occur in the future, or that any such power failure or shutdown would not have a negative effect on the Company’s business and results of operations.

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

The Company also faces risks arising from its energy trading operations. In general, the Company seeks to hedge risks associated with volatile energy-related prices (including the prices of CO2 emission certificates) by entering into fixed-price bilateral contracts, fuel-price indexed bilateral contracts, futures and options contracts traded on commodities exchanges, and swaps and options traded in over-the-counter financial markets. To the extent the Company is unable to hedge these risks, or enters into hedging contracts that fail to address its exposure or incorrectly anticipate market movements, it may suffer losses, some of which could be material. In addition to the risks associated with adverse price movements, credit risk is also a factor in the Company’s energy marketing, trading and treasury activities, where loss may result from the non-performance of contractual obligations by a counterparty. The Company maintains credit policies and control procedures with respect to counterparties to protect it against losses associated with such types of credit risk, although there can be no assurance that these policies and procedures will fully protect the Company. The marking to market of many of E.ON’s hedging instruments required by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), has also increased the volatility of the Company’s results of operations, though it has not had a material effect on E.ON’s overall risk exposure. For example, in 2006, unrealized losses from the marking to market of derivatives, principally at the U.K. market unit, reduced other non-operating expenses by approximately €2.7 billion. For more information about the Company’s energy trading operations, its hedging policies and the instruments used, see “Item 4. Information on the Company — Business Overview — Central Europe — Trading,” “— Pan-European Gas — Trading,” “— U.K. — Energy Wholesale — Energy Trading,” “— Nordic — Trading” and “— U.S. Midwest — Power Generation — Asset-Based Energy Marketing,” “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2006 Compared with Year Ended December 31, 2005,” “— Year Ended December 31, 2005 Compared with Year Ended December 31, 2004” and “— Exchange Rate Exposure and Currency Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

VEBA-VIAG MERGER

On June 16, 2000, VEBA AG merged with VIAG AG, one of the largest industrial groups in Germany. VEBA AG was subsequently renamed E.ON AG. The merger of VEBA and VIAG to form E.ON has created the largest industrial group in Germany, based on market capitalization at year-end 2006, with sales of €67.8 billion in 2006.

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

In 2001, E.ON concluded contracts for the purchase of significant shareholdings in Ruhrgas with BP p.l.c. (“BP”) and Vodafone Group Plc (“Vodafone”). E.ON also reached an agreement in principle with RAG Aktiengesellschaft (“RAG”) to acquire its Ruhrgas stake. In January and February 2002, the German Federal Cartel Office blocked the consummation of the transactions with the aforementioned parties on the grounds that the proposed purchase would have a negative effect on competition in the German gas and electricity markets. E.ON appealed the decision to the German Federal Ministry for Economics and Labor (now renamed the Federal Ministry for Economics and Technology) (Bundesministerium für Wirtschaft und Technologie), which has the power to overrule the Cartel Office if it determines a transaction would result in an overriding general benefit to the German economy.

Between May and July 2002, E.ON reached agreements with ThyssenKrupp AG, Esso Deutschland GmbH, Deutsche Shell GmbH and TUI AG with respect to E.ON’s acquisition of each company’s respective stake in Ruhrgas. E.ON also reached a definitive agreement with RAG to acquire RAG’s more than 18 percent interest in Ruhrgas and to sell E.ON’s majority interest in Degussa to RAG in a two-step transaction. The successful completion of each of these arrangements would make E.ON the sole owner of Ruhrgas.

In July 2002, E.ON was granted the ministerial approval it had requested for the acquisition of a majority shareholding in Ruhrgas. The ministerial approval was linked with stringent requirements designed to promote competition in the gas sector. Ruhrgas was required to auction a specified volume of natural gas to its competitors and to legally unbundle its transmission system from its other operations. In addition, E.ON and Ruhrgas were required to divest several shareholdings. E.ON immediately completed the acquisition of 38.5 percent of Ruhrgas from BP, Vodafone and ThyssenKrupp AG.

A number of companies with alleged interests in the German energy industry filed complaints against the ministerial approval with the State Superior Court (Oberlandesgericht) in Düsseldorf and petitioned the court to issue a temporary injunction blocking the transaction. The court subsequently issued a series of orders in July, August and September 2002 that temporarily enjoined the Company’s acquisition of a majority stake in Ruhrgas and prohibited the Company from exercising its shareholders’ rights with respect to the Ruhrgas stake it had already acquired.

In September 2002, Germany’s Federal Minister of Economics confirmed the essential aspects of the July 5 ministerial approval for E.ON’s acquisition of Ruhrgas. However, the ministry linked its decision to a tightening of the requirements. Ruhrgas was also required to sell its stakes in two regional gas companies, and each of the companies required to be disposed of was granted a special right to terminate its existing purchase agreements with E.ON and Ruhrgas on a staggered basis. In addition, customers purchasing a majority of their gas requirements from Ruhrgas were granted the right to unilaterally reduce the contracted volumes, and Ruhrgas was required to auction 200 billion kilowatt hours (“kWh”) of natural gas to its competitors, with the minimum bid in such auctions being lower than the average border-crossing price. The approval also provided that the ministry has the right to take further action in the event of any sale by E.ON of a controlling interest in E.ON Ruhrgas or a change in control over E.ON. On this basis, the ministry asked the State Superior Court to lift its temporary injunction. E.ON and E.ON Ruhrgas have complied with all of the conditions imposed by the ministerial approval.

In December 2002, the State Superior Court decided not to lift the temporary injunction, and formal proceedings (Hauptverfahren) regarding the injunction began in January 2003. On January 31, 2003, E.ON reached settlement agreements with all plaintiffs who had contested the validity of the ministerial approval. In accordance with these agreements, E.ON exchanged shareholdings with certain plaintiffs and agreed to enter into gas and/or electricity supply contracts, make certain infrastructure improvements (particularly with regard to gas distribution), and provide specified access to the gas and electricity supply grids, with others, as well as agreeing to make other financial payments to the plaintiffs. In addition, Ruhrgas reconfirmed to all the parties its commitment to open and fair competition in the gas market.

In March 2003, E.ON acquired the remaining shares of Ruhrgas. The total cost of the transaction to E.ON, including settlement costs and excluding dividends received on Ruhrgas shares owned by E.ON prior to its consolidation, amounted to €10.2 billion. Beginning as of February 1, 2003, E.ON fully consolidated Ruhrgas, which was renamed E.ON Ruhrgas on July 1, 2004.

Upon termination of the court proceedings, the Company completed the first step of the RAG/Degussa transaction, i.e., the Company acquired RAG’s Ruhrgas stake for total consideration of €2.0 billion, and E.ON tendered 37.2 million of its shares in Degussa to RAG at the price of €38 per share, receiving total proceeds of €1.4 billion. Following this transaction and the completion of the subsequent mandatory tender offer to the other Degussa shareholders, RAG and E.ON each held a 46.5 percent interest in Degussa, with the remainder being held by the public. In the second step of the transaction, E.ON sold a further 3.6 percent of Degussa’s stock to RAG with effect from June 1, 2004, giving RAG a 50.1 percent interest in Degussa. Total proceeds from the sale of this 3.6 percent stake amounted to €283 million. In December 2005, E.ON and RAG signed a framework agreement on the sale of E.ON’s remaining 42.9 percent stake in Degussa to RAG. As part of the implementation of that framework agreement, E.ON transferred its stake in Degussa to RAG Projektgesellschaft mbH (“RAG Projektgesellschaft”) in March 2006 and agreed on the forward sale of that entity to RAG for a purchase price of approximately €2.8 billion (equal to €31.50 per Degussa share). The transaction closed in July 2006. As a result, E.ON no longer holds any equity interest in Degussa.

In accordance with the obligations set out in the ministerial approvals mandating the auctioning of an aggregate amount of 200 billion kWh of baseload gas, on July 30, 2003, E.ON Ruhrgas offered approximately 33 billion kWh of natural gas from its portfolio of long-term supply contracts in the first of six internet-based annual auctions. Approximately 15 billion kWh of this gas were sold. On May 19, 2004, E.ON Ruhrgas offered approximately 39 billion kWh of gas under its long-term supply contracts in the second auction. The offered volume included one third of the volumes (approximately 6 billion kWh) left unsold in the first auction. In the 2004 auction, seven bidders purchased an aggregate volume of approximately 35 billion kWh of gas. On May 18, 2005, E.ON Ruhrgas offered approximately 39 billion kWh of gas under its long-term supply contracts in a third auction, which again included one-third of the volumes (approximately 6 billion kWh) not sold in the first auction. In the 2005 auction, seven bidders purchased the total volume of gas offered. In the fourth auction on May 17, 2006, E.ON Ruhrgas offered approximately 39 billion kWh of natural gas (including the remaining third of the volumes not sold in the first auction, i.e. approximately 6 billion kWh), and sold these volumes to seven bidders. The prices E.ON Ruhrgas obtained in the first two auctions were in line with the minimum prices set by the German Federal Ministry for Economics and Labor (now renamed the Federal Ministry for Economics and Technology) (Bundesministerium für Wirtschaft und Technologie). In the auctions conducted in 2005 and 2006, the quantities on offer were sold at a premium to the minimum price. E.ON Ruhrgas is required to hold two more annual gas auctions in 2007 and 2008, respectively.

For more information on E.ON Ruhrgas, see “— Business Overview — Pan-European Gas.”

PROPOSED ENDESA ACQUISITION

     Overview

On February 21, 2006, E.ON (acting through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”)) announced its intent to make an offer to acquire all the outstanding ordinary shares, par value €1.20 per share (“Endesa ordinary shares”), and ADSs (“Endesa ADSs”, and together with the Endesa ordinary shares, the “Endesa securities”) of Endesa, S.A., a Spanish public limited company, for €27.50 in cash, without interest. As explained in more detail below, the offer consists of an offer to all holders of Endesa ordinary shares (the “Spanish Offer”) and a separate, concurrent offer to all holders of Endesa ordinary shares who are resident in the United States and to all holders of Endesa ADSs, wherever located (the “U.S. Offer”, and together with the Spanish Offer, the “Offers”). The U.S. Offer is being made pursuant to the Offer to Purchase dated January 26, 2007, as amended and supplemented by the Supplement to the Offer to Purchase dated February 14, 2007 (as so amended and supplemented, the “Offer to Purchase”), which has been filed with the SEC as an exhibit to the tender offer statement on Schedule TO filed by E.ON and E.ON 12 on January 26, 2007 (file number 005-80961) (as amended and supplemented prior to the date hereof, the “Schedule TO”). This summary of the terms of the Offers and certain related matters does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, the Schedule TO. The offer for Endesa was, at the time of the announcement, a competing offer to the one made by Gas Natural SDG, S.A. (“Gas Natural”) for 100 percent of the shares of Endesa on September 5, 2005, which was authorized by the Comisión Nacional del Mercado de Valores (the “CNMV”) on February 27, 2006. On February 1, 2007, Gas Natural announced that it terminated and withdrew its offer for Endesa.

The initial offer price of €27.50 was subsequently reduced by the amount of the special dividend paid by Endesa of €2.095 per Endesa ordinary share and Endesa ADS in July 2006, and the interim dividend paid by Endesa of €0.50 per Endesa ordinary share and Endesa ADS on January 2, 2007, in each case, pursuant to the terms of the originally announced offer price. As a result of an announcement made on September 26, 2006, E.ON committed to increase its offer price to at least €35.00 in cash for each Endesa ordinary share and each Endesa ADS. This commitment was reduced to at least €34.50 as a result of the interim dividend paid by Endesa of €0.50 per Endesa ordinary share and Endesa ADS on January 2, 2007. On February 2, 2007, pursuant to the Spanish “sealed envelope” procedure, E.ON 12 submitted proposed revised terms of the Spanish Offer to the CNMV for approval. The proposed revised terms, which provided for an increased offer price for the Spanish Offer of €38.75 in cash per Endesa ordinary share, were published by the CNMV later that day.

On February 6, 2007, the CNMV approved the proposed revised terms of the Spanish Offer, including the increased offer price of €38.75 in cash per Endesa ordinary share. The offer price under the U.S. Offer was increased by E.ON 12 to €38.75 in cash per Endesa ordinary share and Endesa ADS on February 8, 2007. As a matter of Spanish law, E.ON 12 is not permitted to further increase the offer price under the Offers. Given that Gas Natural announced the withdrawal of its offer on February 1, 2007, E.ON 12’s offer is the only offer which is currently in force for the Endesa ordinary shares and Endesa ADSs. The new purchase price of €38.75 would result in an aggregate purchase price of approximately €41 billion if all Endesa securities were to be tendered.

On February 6, 2007, Endesa’s board of directors unanimously determined that the offer price of €38.75 is fair from a financial point of view to Endesa’s shareholders. However, no assurance can be given that E.ON will be able to complete the Offers successfully on the proposed terms or at all. See also “Item 3. Key Information — Risk Factors.”

Acquisition of Endesa Ordinary Shares by Enel S.p.A. (“Enel”)

On February 27, 2007, Enel announced that it had purchased a 9.99 percent stake in Endesa. In the context of that announcement, Enel made a series of public disclosures on February 28, 2007 in response to questions raised by the CNMV. These disclosures, together with other public statements made by Enel since that date, are summarized below. E.ON takes no responsibility whatsoever for the accuracy of these statements by Enel, as it has no way of independently confirming their validity.

On February 27, 2007, Enel announced that a total of 105,800,000 Endesa ordinary shares were acquired by UBS, a bank acting pursuant to a mandate and purchase order from Enel, at a price of €39 per share. The purchase of the stake was finalized the following day by Enel Energy Europe S.r.l. (“Enel Energy Europe”), a wholly owned subsidiary of Enel. As of February 28, 2007, Enel had not entered into any contract for derivatives, futures, equity swaps or any other financial instrument linked to Endesa shares, though it reserves the right to do so in the future. Enel also does not rule out any intention to acquire additional Endesa securities so as to bring its stake up to 24.99 percent, subject to the authorization of the relevant Spanish authorities and favorable market conditions. As of February 28, 2007, Enel announced that it is maintaining all of its options open and that neither Enel nor its executives have had any relation, written or oral, or have coordinated actions or have defined any written or oral pact with any of the significant shareholders of Endesa. As of February 28, 2007, there is no decision on behalf of Enel about the Offers currently underway by E.ON.

In the first days of March, 2007, Enel announced that Enel Energy Europe had entered into a series of share swap transactions with UBS Limited and Mediobanca, with the underlying securities being an aggregate of up to 127,101,597 additional Endesa ordinary shares (equal to 12.01 percent of Endesa’s share capital). The swaps provide for cash settlement, with Enel Energy Europe having a conditional right to elect physical settlement (with the conditions including Enel’s obtaining the required administrative authorizations needed to complete its acquisition of Endesa shares). Enel also reported that Enel Energy Europe had obtained “collaterals” or “financing sources” for a total of 127,101,597 Endesa ordinary shares in order to satisfy its obligations under the swaps, at an average price of €39 per share.

E.ON will continue with its offer for Endesa.

     Offer Structure, Conditions and Expected Timing

The U.S. Offer was initially subject to the following conditions:

•	receipt of valid tenders in the U.S. Offer and the Spanish Offer for at least an aggregate of 529,481,934 Endesa ordinary shares (including Endesa ordinary shares represented by Endesa ADSs), representing 50.01 percent of Endesa’s share capital (the “minimum tender condition”);

•	certain modifications being made to Endesa’s articles of association with regard to limitations on voting rights, qualifications for directors and other corporate governance matters; and

•	the completion of the Spanish Offer.

On March 6, 2007, E.ON, acting with the required consent of the Mandated Lead Arrangers (as defined below) for the financing for the Offers, withdrew the condition requiring Endesa’s shareholders to approve the specified changes to the articles of association.

The Spanish Offer is subject to the same conditions as the U.S. Offer, except that while the U.S. Offer is conditioned on the completion of the Spanish Offer, the Spanish Offer is not conditioned on the U.S. Offer. Notwithstanding any other provision of the U.S. Offer and subject to applicable law, E.ON will have the right to withdraw the U.S. Offer and not accept, purchase or pay for, and shall have the right to extend the period of time during which the U.S. Offer is open and postpone acceptance and payment for any Endesa ordinary shares and Endesa ADSs deposited pursuant to the U.S. Offer, unless each of the above conditions are waived or satisfied by E.ON 12.

Whether the minimum tender condition has been satisfied will be determined as of the expiration of the acceptance period under the Offers. E.ON 12 has received relief from the SEC to permit E.ON 12, following the expiration of the acceptance period of the U.S. Offer, to reduce or waive the minimum tender condition in accordance with Spanish law and practice in the event that the minimum tender condition has not been satisfied, without extending the acceptance period of, or extending withdrawal rights under, the U.S. Offer. E.ON 12 may also waive the minimum tender condition at any time prior to the expiration of the acceptance period of the U.S. Offer. Pursuant to Spanish law, E.ON 12 is required to determine whether or not to reduce or waive the minimum tender condition no later than the day after the CNMV’s notification to E.ON 12 of the anticipated number of acceptances of the Offers. This notification is expected to be made no later than three Spanish Exchange days after the expiration date of the Spanish Offer.

As of the date of this annual report, E.ON expects that the timetable for the Spanish Offer will be as follows, though (as noted above) E.ON may choose to withdraw the Offers at any time they are open or choose to extend the acceptance period of the Offers. Although the U.S. Offer is conditioned on the completion of the Spanish Offer, it is expected that the payment for the Endesa securities accepted for payment by E.ON in the U.S. Offer will occur simultaneously with or shortly after the payment with respect to the Spanish Offer. No assurance can be given that the Offers will in fact be completed in accordance with this expected timetable or at all.

Expected Date	Action

March 29, 2007	End of acceptance period of the Offers
April 3, 2007	CNMV informs E.ON about acceptance levels
April 5, 2007	Spanish stock exchanges publish results in official bulletins
April 12, 2007	Settlement of tendered shares

     Financing for the Proposed Offer

In order to finance the Offers, E.ON, as borrower, initially entered on February 20, 2006 into a euro syndicated term and guarantee facility agreement for a total amount of €32 billion.

As a result of the announcement by E.ON of the increase of the offer price on September 26, 2006, a new euro syndicated term and guarantee facility agreement dated October 16, 2006 (the “Facility Agreement”), was entered into by E.ON as borrower and HSBC Bank plc, Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, acting as mandated lead arrangers (the “Mandated Lead Arrangers”) for a total amount of up to €37.1 billion. In order to finance the Offers at the increased offer price of €38.75, E.ON entered into a new additional syndicated term loan and guarantee facility agreement with the same banks on February 2, 2007 (the “Supplemental Facility Agreement”). The total amount of financing made available under the Supplemental Facility Agreement was up to €5.3 billion in one tranche. On February 2, 2007, the supplemental facility was utilized in the sum of €3,926,644,534 to provide additional guarantees to the CNMV. Under the terms of the Supplemental Facility Agreement, the unutilized portion of the guarantee commitment was immediately cancelled and the size of the facility was reduced to €3,926,644,534. To date, the Facility Agreement and the Supplemental Facility Agreement have been used for the issuance of financial guarantees (“Avales”) required by the CNMV in connection with the Spanish Offer; no cash drawdowns have yet been made.

E.ON will provide to E.ON 12 the funds that are obtained under the Facility Agreement and the Supplemental Facility Agreement, as well as any other funds which may be used in the Offers, through intra-Group loan agreements or capital contribution. E.ON will ensure that E.ON 12 is duly financed and capitalized at all times.

Below is a description of the material terms and conditions of the Facility Agreement. The terms and conditions of the Supplemental Facility Agreement are materially similar to those contained in the Facility Agreement (which are described below) except for the following: The date of maturity under the Supplemental Facility Agreement is February 20, 2009. The rate of interest under the Supplemental Facility Agreement is linked to a ratings based margin ratchet. Based on an expected initial A rating from Standard & Poor’s and an initial A2 rating from Moody’s the interest rate will be EURIBOR plus 27.5 basis points per annum for the first three months and EURIBOR plus 32.5 basis points per annum for the periods thereafter. The mandatory prepayment arrangements relating to the Facility Agreement do not apply to the Supplemental Facility Agreement.

     Amount and Maturity of the Facility

The amount of financing made available under the Facility Agreement is up to €37.1 billion. It is divided into two tranches:

•	Tranche A (2/3 of facility amount) with a maturity on February 18, 2008 and

•	Tranche B (1/3 of facility amount) with a maturity on February 20, 2009.

     Interest

The rate of interest under the Facility Agreement is linked to a ratings based margin ratchet. Based on an expected initial A rating from Standard & Poor’s and an initial A2 rating from Moody’s the margin will be EURIBOR plus 22.5 basis points per annum for Tranche A and EURIBOR plus 27.5 basis points per annum on Tranche B.

     Mandatory Prepayment

The Facility Agreement includes a mandatory prepayment clause which requires E.ON to prepay and cancel the facility:

•	upon a change of control if so requested by the majority of banks within 30 days of the occurrence of a change of control event;

•	out of the net proceeds of amounts raised pursuant to the refinancing strategy for the amounts borrowed that E.ON intends to carry out;

•	out of the net proceeds of any disposal required by any applicable law, regulation or any decision taken by a competent antitrust or other authority in connection with the acquisition of Endesa and received by E.ON (or capable of being made available to E.ON by way of inter-company loan or dividend); and

•	out of the net proceeds of material disposals that are received by E.ON (or capable of being made available to E.ON by way of inter-company loan or dividend) in excess of €1 billion (either on its own or aggregated) as long as the total term loan commitments exceed €17 billion at the time of disposal.

     Other Commitments

The Facility Agreement sets out, among others, general restrictions that will apply to E.ON and, after the settlement of the Offer, to Endesa and to its subsidiaries on the creation of new, or the maintenance of any existing, encumbrances, except those arising in the ordinary course of business and other exceptions to this general rule as set out in the Facility Agreement.

The Facility Agreement also contains restrictions on E.ON’s ability to dispose of all or a substantial portion of its assets, which restrictions are subject to standard exceptions contained in financings of this type.

Furthermore, the Facility Agreement establishes general undertakings, including compliance with law and regulations, pari passu ranking, insurance and change of business restrictions which are in line with the Loan Market Association standard documentation.

The Facility Agreement does not contain any restriction on the dividend or investment policy of E.ON. Furthermore there is no restriction on the level of dividends paid or investments made by Endesa.

The Facility Agreement does not require E.ON to comply with any financial covenants, i.e., it does not require the fulfillment of any financial ratios.

     Events of Default

The Facility Agreement includes some events of default usually included in this kind of financing, including failure to pay, non-fulfillment of financial obligations, breach of representations and warranties and insolvency.

     Security

The Facility Agreement does not require E.ON to provide any security in the form of pledges. Endesa is not a party to the Facility Agreement. E.ON does not foresee that it will pledge the ordinary shares of Endesa which it may purchase as a result of the Offers. The Facility Agreement does not require Endesa or the companies of its group to provide any security in the form of pledges or any other kind of guarantees as a result of the Offers.

     Repayment Plans

Initially the whole settlement amount for the Offers will be funded with drawings under the Facility Agreement and, if necessary, the Supplemental Facility Agreement, but E.ON intends to repay the drawings as soon as possible (which could imply early repayment), and has four main sources of funds to do this, namely existing and future cash, equity or equity like issues, debt capital market issues and asset disposals. The timing and size of these funding sources will depend on prevailing market conditions and no decision in this regard has been made by E.ON at the date of this annual report, apart from what is indicated below.

•	Existing and Future Cash. Initially the entire settlement amount for the Offers will be funded with bank debt, but part of this will be refinanced with existing cash resources. At the date of this annual report, it is expected that between €4 and €6 billion of liquid funds will be available for the refinancing of part of the bank debt. Also, E.ON’s business is highly cash generative, and it is foreseen that strong cash flows will be available that are sufficient to comply with the investment plans and also repayment plans.

•	Equity or Equity like Issues. Depending on the volume of acceptances of the Offers, E.ON may issue equity or equity like instruments to repay part of the bank debt and help to meet E.ON’s rating objective. E.ON will consider issuing up to 10 percent of its equity capital.

•	Debt Capital Market Issues. Subject to market conditions, E.ON intends to access the debt capital markets quickly, but in an orderly manner and will consider debt instruments in euros, sterling, U.S. dollars and possibly other currencies. E.ON has an existing €10 billion commercial paper program, and a €20 billion MTN program. Both programs have been already partially used but can be increased in size if required.

•	Asset Disposals. If necessary, E.ON may also consider asset disposals to repay part of the bank debt and help to meet its rating objective. The proceeds of such sales would be used to repay the bank debt in line with the mandatory prepayment clause.

     Certain Information on Endesa

The following information concerning Endesa is based on publicly available information (including Endesa’s SEC filings and filings made by Endesa with the CNMV). Publicly available information concerning Endesa may contain errors. E.ON cannot take responsibility for the accuracy or completeness of the information contained in such public information, or for any failure by Endesa to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to E.ON.

Endesa is a company (sociedad anónima) organized under the laws of the Kingdom of Spain with limited liability. The principal executive offices of Endesa are located in Madrid at Calle Ribera del Loira, 60, Spain. Endesa’s telephone number is +34 91 213 10 00.

Endesa was incorporated by notarial deed on November 18, 1944 under the corporate name Empresa Nacional de Electricidad, S.A, and is registered with the Commercial Registry of Madrid in Book 323, Folio 1, Sheet number 6405. It changed its corporate name to Endesa, S.A. pursuant to a shareholders’ resolution dated June 25, 1997.

Endesa is engaged in the electricity business, which is principally focused on Spain and Portugal, the Southern European region (including Italy and France) and Latin America. Endesa is also involved in other activities related to its core energy business, such as renewable energy, and the distribution and supply of natural gas. At December 31, 2005, Endesa had a total installed capacity of 45,908 megawatts (“MW”), and in 2005, generated 185,264 gigawatt hours (“GWh”) and sold 203,335 GWh, supplying electricity to approximately 23.2 million customers in 15 countries. At that date, Endesa had 27,204 employees, 53.2 percent of whom were located outside Spain and Portugal, and its total assets amounted to approximately €55 billion, 43.3 percent of which were located outside Spain and Portugal.

As of the date of this annual report, Endesa’s share capital amounts to €1,270,502,540 and is represented by 1,058,752,117 issued shares of a single series, each with a nominal value of €1.20. All of the Endesa ordinary shares are fully subscribed, paid up and represented by account entries.

All of the Endesa ordinary shares are listed on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and are integrated in the Stock Markets Interconnection System. The Endesa ordinary shares are also listed on the Santiago Off Shore Stock Exchange in Chile. The Endesa ADSs, each representing one Endesa ordinary share, are listed on the NYSE and are evidenced by ADRs.

     Strategic Considerations Supporting the Proposed Offer

The purpose of the Offers is to acquire all the outstanding Endesa ordinary shares and Endesa ADSs and obtain control of Endesa. E.ON’s business purpose for the acquisition of Endesa is, among other things, to consolidate E.ON’s business presence in the main countries of the European Union.

E.ON aims to operate the businesses of E.ON and Endesa as a complementary portfolio of assets, and execute them on a strategic business model designed to deliver value to both companies. Accordingly, E.ON has no plan to merge Endesa or any of the Endesa group of companies with E.ON 12 or any of the companies in the E.ON Group, dissolve Endesa or any of the Endesa group of companies or to effect any significant reorganization of the Endesa group. It is E.ON’s intention for Endesa to be responsible for managing a new market unit of the E.ON Group based in Madrid that will be responsible for Southern Europe and Latin America. The Offers are not being made for the purpose of generating synergies. E.ON believes that the acquisition of Endesa will be profitable whether or not there are specific cost savings that are realized as a result of the acquisition of Endesa. As of the date of this annual report, E.ON expects that the acquisition of Endesa will generate additional value that will reach its full effect starting in 2010.

E.ON has emphasized the importance of creating leading market positions as a key source of competitive advantage, both by creating economies of scale to reduce costs and by managing volatile commodity markets to reduce risks. E.ON believes that the Offers are fully in line with this strategy, as the acquisition of Endesa by E.ON would create a combined company with a competitive position (and sometimes a leading position) in Europe’s principal regional power markets. In strategic terms, this transaction is a major step forward for E.ON in delivering its vision to create the world’s leading power and gas company. The combination of E.ON and Endesa would:

•	broaden the dimensions of E.ON in Europe’s gas and power markets, given the positions of Endesa in Southern Europe;

•	add Endesa’s outstanding position in fast growing markets to E.ON’s strong asset portfolio; and

•	bring together two companies with the same vision of creating a leading integrated power and gas business, with the aim of investing for the long term to create value for both investors and customers.

Taken together, E.ON and Endesa serve more than 50 million customers and operate in more than 30 countries with a staff of more than 107,000 employees in 2005. The aggregate sales for the two companies in 2005 amounted to 608,000 million kWh of power and 945,000 million kWh of gas. Total capacity of the combined company would be approximately 100,000 MW, and total energy production would exceed 520 terawatt hours.

E.ON plans to maintain Endesa’s current business policy and strategy and to continue developing Endesa’s main business areas. The following is a brief description of E.ON’s plans with respect to Endesa, should E.ON obtain control over Endesa, with respect to the corporate and territorial organization of Endesa and Endesa’s assets. These plans and the related commitments assumed by E.ON have been made in light of the current Spanish regulatory framework and may be altered in the event of a material change in that regulatory framework.

E.ON intends immediately to take full advantage of one of Endesa’s key areas of expertise, Endesa’s Centre for Excellence in Distribution based in Barcelona. E.ON intends to build this center into a Global Centre of Excellence which will serve as a key resource of the entire E.ON Group.

As of the date of this annual report, E.ON does not have any specific plans regarding the use or disposal of Endesa’s assets outside of the ordinary course of its business. E.ON is not planning to sell Endesa’s assets. To the contrary, Endesa may benefit from the transfer of additional assets from E.ON to Endesa. There is no material overlap in the activities of E.ON and Endesa (except in certain regions of Northern Italy) and there is no need to sell any assets of Endesa to finance the Offers. However, E.ON will ensure that Endesa’s business will stay in line with major business trends and may decide to sell assets of Endesa in the future, depending on the circumstances that exist at the time.

     Antitrust and Regulatory Approvals

In connection with the Offers, the approval of various domestic and foreign regulatory authorities having jurisdiction over E.ON or Endesa, and their respective subsidiaries and their respective businesses, is required. The principal approvals required are described below.

     Antitrust Approvals

     European Union

E.ON and Endesa each conduct business in the member states of the European Union. Council Regulation (EC) No. 139/2004 requires that certain mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding specified thresholds be notified to and approved by the European Commission before such mergers and acquisitions are consummated. This Regulation also gives the member states of the European Union the right to request that the European Commission refer jurisdiction to review a merger to their national competition authorities under the provisions of the relevant national merger law where it may have an effect on competition in a distinct national market. Such a request must be notified to the European Commission within 15 working days of the transaction’s notification to the European Commission. There was no such referral in connection with the Offers.

E.ON, as sole shareholder of E.ON 12, submitted its proposed acquisition of Endesa to the European Commission on March 16, 2006. The European Commission reviewed the acquisition of Endesa pursuant to the Offers to determine whether the acquisition is compatible with the common market. The European Commission concluded that the proposed transaction would not significantly impede effective competition in the European Economic Area or any substantial part of it and therefore, on April 25, 2006, decided not to oppose the acquisition.

     Litigation of Iberdrola against the EU Approval

On July 25, 2006, Iberdrola filed an appeal with the EC Court of First Instance against the decision of the European Commission as of April 25, 2006. The appeal does not automatically suspend the execution of the European Commission’s decision. If the appeal were totally or partially upheld and the EC Court of Justice subsequently would confirm such decision of the Court of First Instance, pursuant to Article 10(5) of Council Regulation (EC) No. 139/2004, the acquisition of Endesa by E.ON 12 would be re-examined by the European Commission in the light of current market conditions. If the re-examination of the transaction led the European Commission to declare it incompatible with the common market or to declare it compatible with the common market subject to conditions, E.ON 12 understands that the European Commission may require them to dispose of all the Endesa ordinary shares or assets acquired, in order to restore the situation prevailing prior to the implementation of the concentration. However, such a disposition would not affect the purchase of Endesa’s securities pursuant to the Offers. E.ON’s outside counsel has received telephonic notice from the Court of First Instance that Iberdrola has withdrawn its appeal. Neither E.ON nor its counsel have as yet received written confirmation of such withdrawal.

     Spain

According to Council Regulation (EC) No. 139/2004 and article 14.1 of Spanish Law 16/1989, of July 17, on the Defense of Competition, the acquisition by E.ON 12 of Endesa has been notified to the European Commission and not to the Service for the Defense of Competition, the Spanish competition authority, since it represents a combination involving parties with aggregate worldwide sales and individual European Union sales exceeding specified thresholds.

     Other Jurisdictions

E.ON 12 is not required to file any notification with the competition authorities of the European Union member states with respect to the acquisition of Endesa by E.ON 12.

Based on its review of publicly available information regarding the businesses in which Endesa and its respective subsidiaries are engaged, the acquisition by E.ON 12 of Endesa is subject to the following notification requirements and/or approvals in non-European Union countries:

Argentina.  The antitrust authorization period is 45 days from the date notice is complete, unless it is suspended by the Commission for the Defense of Competition in order to request additional information from E.ON 12. Therefore, in practice, it may take several months to obtain the authorization from the Argentine antitrust authority. If the authorization period is not suspended and the 45-day period expires without the Commission for the Defense of Competition having taken any decision, the Offers shall be deemed to have been tacitly approved by the Commission for the Defense of Competition.

E.ON 12 notified the Argentine competition authorities on May 22, 2006. After submitting its notice, the Commission for the Defense of Competition requested that E.ON 12 provide additional information in order to complete such notification, which suspended the 45-day deadline for the authorization of the transaction, and requested the opinion of the Argentine gas regulator (ENARGAS) and of the Argentine electricity regulator (ENRE) on the transaction. ENARGAS issued its opinion on November 15, 2006, expressing no concerns about the transaction, but ENRE has not yet started its review of the transaction. On November 22, 2006, the Commission for the Defense of Competition resumed its assessment of the transaction upon approval of E.ON 12’s bid by the CNMV on November 16, 2006, but stated that it would not issue a final decision without the opinion of ENRE. The Offers do not need to be suspended pending the authorization. Nevertheless, should the authorization be denied after the completion of the Offers, E.ON 12 would be required to sell the assets and companies of Endesa in Argentina.

E.ON 12 believes that no circumstances exist that would prevent the acquisition of Endesa from being authorized by the Argentine competition authorities.

Brazil.  On March 15, 2006, E.ON 12 filed a request for authorization with the Brazilian competition authorities. The antitrust authorization period is generally between two and three months, unless it is suspended by the Brazilian competition authorities in order to request additional information from E.ON 12. On March 27, 2006, the investigation department of the Brazilian Electric Energy Agency issued an opinion recommending the approval of the Offers. Furthermore, the investigation department of the Brazilian Ministry of Justice has requested the Brazilian Electric Energy Agency (the “ANEEL”) to issue an opinion regarding the Offers. The Offers are currently under review by the ANEEL.

The Offers need not be suspended pending the authorization. Should the authorization be denied following the completion of the Offers, E.ON 12 would be required to sell the assets and companies of Endesa in Brazil. E.ON 12 believes that no circumstances exist that would prevent the acquisition of Endesa from being authorized by the Brazilian competition authorities.

Peru.  Neither E.ON nor Endesa conduct business in Peru. Therefore, the acquisition of Endesa by E.ON 12 is not subject to any notification to the Peruvian competition authorities. E.ON 12 has received oral confirmation by the Peruvian competition authorities that it is not required to file a notification of the combination. Although not mandatory, E.ON 12 notified the Peruvian competition authorities on June 23, 2006, for information purposes only.

Based on its review of publicly available information regarding the businesses in which Endesa and its respective subsidiaries are engaged, E.ON 12 is not aware of any other authorization that would be necessary for E.ON 12 to obtain from other competition authorities in addition to the notifications and authorizations described above.

As of the date of this annual report, E.ON 12 is not able to accurately assess the financial and business impact that the failure to obtain any or all of the previous authorizations would have on the combined businesses of E.ON and Endesa. Notwithstanding this, it is not foreseeable that any such impact would be significant. In the event that the operation could be prohibited in some of the above countries, E.ON will sell the correspondent assets by means of a tender or by any other adequate procedure.

     Other Regulatory Approvals

     Spanish General Secretary of Energy

On March 8, 2006, E.ON 12 filed a notification of the Spanish Offer to the General Secretary of Energy (Secretaría General de Energía) of the Spanish Ministry of Industry, Tourism and Trade, in accordance with Article 3 and Transitory Provision Third of Law 5/1995, of March 23, on the applicable regime for the sale of government shareholdings in certain companies and golden shares (Ley 5/1995, de 23 de marzo, de regimen jurídico de enajenación de participaciones públicas en determinadas empresas).

On April 6, 2006, the General Secretary of Energy resolved, in light of the notification filed by E.ON 12, not to initiate the proceedings contemplated under article 4 of Spanish Law 5/1995.

The regime governing golden shares in Spanish Law 5/1995 was revoked by Spanish Law 13/2005, of May 26.

     General Directorate for Energy of the Regional Government of the Balearic Islands

E.ON 12 filed an application to the General Directorate for Energy (Dirección General de Energía) of the Regional Government of the Balearic Islands on May 18, 2006, for the purposes of Decree 6/2006, of January 27, on the regulation of the procedure for the authorization of the transfer of electricity distribution facilities (Decreto 6/2006, de 27 de enero, sobre la regulación del procedimiento de autorización de la transmisión de instalaciones de distribución de energía). On November 15, 2006, the General Directorate for Energy granted the requested authorization.

     National Commission for Energy

On March 23, 2006, E.ON 12 filed with the Spanish National Commission for Energy (Comisión Nacional de Energía) (the “CNE”) an application requesting authorization to proceed with the Spanish Offer under the Royal Decree-Law 4/2006, of February 24, which amended the functions of the CNE.

On July 27, 2006, the CNE issued a resolution authorizing the Offers, subject to the fulfillment of 19 conditions.

On August 10, 2006, E.ON 12 filed an administrative appeal against the resolution of the CNE with the Spanish Ministry of Industry, Tourism and Trade (the “Spanish Ministry of Industry”), in which E.ON 12 argued that the conditions are excessive and unlawful.

On September 26, 2006, the European Commission declared that the conditions imposed on E.ON 12 by the CNE are incompatible with European Union law, and demanded their removal. On October 18, 2006, the European Commission initiated an infringement procedure against Spain for breach of European Union law by not complying with the order to remove the conditions.

On November 3, 2006, the Spanish Ministry of Industry confirmed the authorization of the Spanish Offer that had been granted by the CNE, removed some of the conditions and modified other conditions. The remaining conditions are outlined below:

•	E.ON 12 must keep Endesa as the parent company of its group and may not merge any of its subsidiaries with E.ON 12 for a period of five years after having obtained control of Endesa. Endesa must keep its brand, registered office and administrative body.

•	E.ON 12 must adequately fund Endesa in order to maintain a ratio of net financial debt to EBITDA of less than 5.25 for a period of three years after having obtained control of Endesa.

•	Until the year 2010, member companies of the combined E.ON and Endesa group carrying out regulated activities in Spain may only pay dividends if the resources generated by them are sufficient to meet their financial and investment commitments.

•	E.ON 12 must make all investments in regulated activities of gas and electricity as set out in the Endesa investment plans for the period 2006-2009 and certain other plans, and must furnish certain information and plans to the competent authorities.

•	In the period from 2010 to 2015, E.ON 12 must annually inform the CNE about its future investment plans regarding regulated activities and strategic assets of gas and electricity.

•	E.ON 12 must maintain Endesa’s ordinary generation facilities for their remaining usable life as currently intended by Endesa.

•	Until the year 2009, E.ON 12 may not redirect any natural gas to markets other than the Spanish market, if the annual volume of gas as set out in the natural gas supply plans submitted by Endesa to the CNE is not met.

•	All nuclear facilities owned by Endesa must comply with the obligations and regulations regarding nuclear matters and all applicable law and agreements as to the management of such nuclear facilities regarding questions of security and supply of uranium.

•	For a period of five years after obtaining control of Endesa, E.ON 12 must maintain the current companies owning assets used for the generation, distribution or transmission of insular or extra-peninsular electricity systems.

•	For a period of five years after obtaining control of Endesa, E.ON 12 must guarantee that the aggregated annual consumption of each of Endesa’s plants that currently consume Spanish coal is not less than the aggregated annual volume set out in the National Plan of Coal Mining 2006-2012.

•	Future acquisitions of shares in Endesa shall be governed by the same set of rules as in force.

•	E.ON 12 must not adopt strategic decisions as to Endesa which will affect the security of supply contrary to the Spanish law.

•	Any violation of the conditions set out by the decision of the Spanish Ministry of Industry may lead to legal proceedings under the applicable Spanish energy regulations.

•	If, during a period of ten years after E.ON 12 obtained control of Endesa, any third party acquires or attempts to acquire, directly or indirectly, shares in E.ON amounting to more than 50 percent of the share capital or granting more than 50 percent of the voting rights, E.ON must notify CNE, which will be entitled to modify the decision of the Spanish Ministry of Industry set forth above. In this case, CNE may require E.ON to dispose of all the ordinary shares of Endesa.

•	The CNE may request the Spanish government to adopt measures based on the relevant Spanish regulations in order to guarantee the supply of energy in emergency situations.

E.ON 12 considers the conditions set forth in the decision of the Spanish Ministry of Industry acceptable and does not intend to challenge its decision in court.

However, on December 20, 2006, the European Commission ruled that the conditions set forth in the decision of the Spanish Ministry of Industry as of November 3, 2006 were incompatible with EU law and requested the Spanish government to withdraw the modified conditions by January 19, 2007. The Spanish government has not withdrawn the modified conditions. On January 31, 2007, according to Article 226 of the EC Treaty, the Commission sent a letter to Spain requesting it to comply with the Commission’s Decisions of September 26 and December 20, 2006. If Spain does not comply with the Decisions, the Commission may issue a reasoned opinion against Spain. Finally, on January 25, 2007, the European Commission brought an action against Spain before the European Court of Justice regarding the approval of Royal Decree-Law 4/2006, of February 24, which amended the functions of the CNE.

     Other Jurisdictions

Brazil.  On July 3, 2006, E.ON 12 filed a request for authorization with the Brazilian energy regulatory agency (ANEEL) to acquire a controlling interest in Endesa’s subsidiaries that hold public service concessions. In response to such request, the Secretary of Economic and Financial Control of ANEEL ruled by official letter dated August 14, 2006, that Endesa was required to request authorization, not E.ON 12. E.ON 12 has asked that Endesa undertake all necessary measures to enable the acquisition by E.ON 12 of Endesa’s public service concessionaire subsidiaries in Brazil. On January 25, 2007, Endesa filed the new request for authorization with ANEEL. Although Brazilian law does not provide for a time limit for ANEEL to issue its authorization, this authorization may take approximately 45 business days to obtain.

If E.ON 12 does not obtain such authorization prior to the settlement of the Offers, E.ON 12 would be prevented from exercising control and, therefore, participating in the management of Endesa’s subsidiaries. Furthermore, if the authorization is denied, E.ON 12 may be required to sell Endesa’s public service concessionaire subsidiaries as well as the other subsidiaries operating under government authorization in Brazil. E.ON 12 would dispose of these assets by means of an auction or other efficient procedure. Finally, ANEEL may also decide to subject the grant of its authorization to certain conditions or restrictions. E.ON 12 is not able to estimate the impact of such restrictions.

Argentina.  Authorization for the acquisition of indirect control over the subsidiaries of Endesa in Argentina is not required. However, each of the relevant subsidiaries of Endesa must communicate such event to the energy regulator in Argentina following the settlement of Offers. This reporting obligation is made for the purpose of updating the corresponding registers in the Argentine energy sector. The deadline for notification is 10 days following the settlement of the Spanish Offer.

Colombia.  Acquisition of indirect control of the subsidiaries of Endesa in Colombia must be communicated to the Colombian energy regulator. Such communication is an informational obligation following the settlement of the Spanish Offer, for which no specific deadline is stipulated under Colombian law. The Colombian energy regulator could impose conditions relating to the terms of the government authorizations under which the

Colombian subsidiaries of Endesa operate. However, E.ON 12 believes that, in principle, there are no circumstances which might give rise to the imposition of conditions as a result of the acquisition of indirect control over the subsidiaries of Endesa in Colombia.

Turkey.  Endesa has a 50 percent shareholding in a Turkish company, and accordingly, E.ON 12 has requested the compulsory authorization from the Turkish regulatory authorities in the energy sector prior to the acquisition of such shareholding.

E.ON 12 requested the corresponding authorization from the Turkish regulatory authorities in the energy sector on September 5, 2006. On September 13, 2006, the Turkish regulatory authorities stated that no decision can be made because the Offers are subject to conditions.

In the event that, after E.ON has obtained control of Endesa and authorization were denied, E.ON 12 would have to sell Endesa’s holding in the Turkish company. However, E.ON 12 believes that the authorization will be obtained.

Poland.  The acquisition of indirect control of the subsidiaries of Endesa in Poland is not subject to any authorization. However, E.ON 12 is required to provide notification of the transaction to the Polish energy regulator following the settlement of the Offers, although no specific deadline for doing so is specified under Polish law. This notification has the purpose of updating the registers in the Poland energy sector, and under no circumstances could it have an impact on the Offers or require E.ON 12 to proceed with the sale of Endesa’s subsidiaries in Poland or of the assets of such subsidiaries.

Based on its review of publicly available information regarding the businesses in which Endesa and its respective subsidiaries are engaged, E.ON 12 is not aware of any other license or regulatory permits from the other regulatory authority within the energy sector that would be necessary for E.ON 12 to obtain in addition to the notification or authorization above described.

As of the date of this annual report, E.ON 12 is not able to accurately assess the financial and business impact that the failure to obtain any or all of the previous authorizations would have on the combined businesses of E.ON and Endesa. However, E.ON 12 does not estimate that there would be any significant impact. In any jurisdiction in which the transaction were not authorized, E.ON 12 would expect to dispose of the relevant assets by means of an auction or any other efficient procedure.

     Other Legal Actions

     Acciona Litigation

On October 12, 2006, E.ON and E.ON 12 filed a complaint against Acciona S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas”), a wholly owned subsidiary of Acciona, in the U.S. District Court for the Southern District of New York (the “Court”) alleging that a Schedule 13D filed by Acciona and Finanzas with the SEC on October 5, 2006, with respect to the acquisition of Endesa shares, was materially false and misleading. The complaint sought certain injunctive relief, including relief in the form of a declaration that the Schedule 13D violates Section 13(d) of the Exchange Act, an order requiring that Acciona and Finanzas correct by public means their material misstatements and omissions and be enjoined from purchasing or making any arrangement to purchase any Endesa ordinary shares until such time as they have filed an accurate Schedule 13D.

On October 13, 2006, E.ON and E.ON 12 filed a motion for a preliminary injunction as well as a motion for expedited scheduling and discovery, and the parties participated in an initial hearing with the Court to discuss the litigation. The Court scheduled a second hearing for October 20, 2006 to consider plaintiffs’ motions and to schedule further proceedings in connection with plaintiffs’ application for a preliminary injunction. On October 19, 2006, Acciona and Finanzas amended their Schedule 13D and made public certain information previously omitted from their Schedule 13D, including the existence of fourteen total return swap agreements with Banco Santander Central Hispano, S.A. (“Banco Santander”) related to Endesa shares. Acciona and Finanzas also moved to dismiss the complaint asserting, among other things, that the amended Schedule 13D mooted E.ON’s action. At the October 20, 2006 hearing, the Court requested that E.ON file an amended complaint addressing the amended Schedule 13D.

On November 3, 2006, E.ON filed an amended complaint (in which a wholly owned subsidiary of E.ON AG, BKB AG, was added as a plaintiff), a brief in opposition to Acciona’s and Finanzas’ motion to dismiss, and a renewed application for preliminary injunctive relief. The amended complaint alleges that the initial Schedule 13D filed by Acciona and Finanzas, as well as the Schedule 13D as amended on October 19, 2006, and October 25, 2006, are materially false and misleading and seeks certain injunctive relief, including relief in the form of a declaration that the Schedule 13D, as amended, violates Section 13(d) of the Exchange Act, an order requiring that Acciona and Finanzas correct by public means their material misstatements and omissions and be enjoined from purchasing or making any arrangement to purchase any Endesa ordinary shares in connection with the settlement of the total return swaps it entered into with Banco Santander.

On November 16, 2006, the Court advised that it would deny Acciona’s motion to dismiss, and it granted E.ON’s motion for expedited scheduling and discovery. On November 20, 2006, the Court issued an Opinion and Order denying Acciona’s motion to dismiss.

On November 17, 2006, E.ON supplemented its amended complaint to add allegations that Acciona’s acquisition of 13.692 percent of Endesa’s shares on September 25, 2006 (the initial 10 percent acquired directly by Acciona on September 25, 2006, plus an additional 3.692 percent acquired by Banco Santander and subjected to the first total return swap with Acciona) were acquired by means of an illegal tender offer in violation of Sections 14(d) and 14(e) of the Exchange Act. E.ON seeks an order that Acciona be required to offer withdrawal rights (through an offer of rescission) to all Endesa shareholders who sold shares to Acciona or Banco Santander in response to Acciona’s illegal tender offer.

On December 11, 2006, Acciona filed a motion to dismiss E.ON’s illegal tender offer claim. On January 9, 2007, the Court issued an Opinion and Order denying that motion to dismiss.

On February 5, 2007, the Court granted E.ON’s and E.ON 12’s motion for a preliminary injunction against Acciona and Finanzas prohibiting them from any further violation of Section 13(d) under the Exchange Act and any other disclosure provision of the U.S. securities laws. The Court denied all other preliminary injunctive relief sought by E.ON and E.ON 12. On February 7, 2007, the Court set the initial scheduling conference for May 11, 2007.

On February 7, 2007, E.ON and E.ON 12 appealed the February 5, 2007 opinion and order of the Court to the extent that it denied preliminary injunctive relief sought by E.ON and E.ON 12 to the U.S. Court of Appeals for the Second Circuit (the “Second Circuit”). Also on February 7, 2007, E.ON and E.ON 12 filed with the Second Circuit a motion to expedite the appeal. On February 14, 2007, E.ON’s and E.ON 12’s motion to expedite the appeal was denied.

     Barcelona Litigation I

On July 28, 2006, Gas Natural filed a pre-trial proceeding request with the Court for Business Matters No. 1 in Barcelona (Juzgado de lo Mercantil no 1 de Barcelona) based on the Spanish Unfair Competition Law requesting Endesa, E.ON, HSBC Bank plc, BNP Paribas, Citigroup Global Markets Limited, J.P. Morgan plc and Deutsche Bank AG (the “Requested Parties”) to furnish certain information and documents on the contacts maintained amongst them in connection with the Spanish Offer, alleging possible unfair competition practices and the use of inside information. On October 25, 2006, the Court for Business Matters No. 1 in Barcelona ordered the Requested Parties to provide copies of certain documents relating to the Spanish Offer within 15 days as from the notification of such decision. The requested documents, relating to the Spanish Offer, include, but are not limited to, the confidentiality agreements entered into by the Requested Parties, Board minutes, minutes of meetings, the agreements and mandate letters among Endesa, E.ON and their respective advisors, due diligence reports, and copies of all mailings amongst the Requested Parties. After the requested documents are furnished, the Court for Business Matters No. 1 in Barcelona will decide which of such documents shall be provided to Gas Natural. This decision will depend on the eventual relevance of such documents to serve as a basis for a possible future lawsuit.

The request for pre-trial proceedings does not imply the initiation of further jurisdictional proceedings against the Requested Parties. It is a pre-trial activity only, which purpose is to furnish the requesting party with sufficient information to decide whether or not to file a lawsuit. No request for precautionary measures has been filed. As of the date hereof, Endesa, Deutsche Bank, JP Morgan and HSBC have appeared in the pre-trial proceedings. E.ON has not yet been formally notified of the proceedings.

Because this is pre-trial activity only and, as mentioned above, Gas Natural has not filed a request for precautionary measures, the Offers should not be affected by these proceedings. However, Gas Natural could file a lawsuit on the basis of information obtained in these proceedings and possibly request that the Spanish Offer be suspended.

     Barcelona Litigation II

Gas Natural filed a lawsuit against E.ON with the Court for Business Matters No. 5 in Barcelona. Gas Natural alleges that E.ON is abusing a dominant position in violation of article 82 of the EC Treaty, and requests a Court judgment declaring the Offers void. On January 25, 2007, E.ON was served in Germany with the German versions of the complaint and court order, but not the Spanish versions. E.ON voluntarily appeared before the court on January 26, 2007, requesting that the court provide the entire court records in Spanish. This request does not imply any waiver of rights or tacit submission to the court. On January 30, 2007, the court provided E.ON with the Spanish version of the complaint together with its exhibits. As the vast majority of the exhibits which were given were in German, E.ON has filed a writ requesting the Spanish translations of the exhibits and a suspension of the deadline to file the answer to the claim, until the Spanish versions of the exhibits have been provided. The Court has granted Gas Natural a 10-day deadline to furnish the translation of the exhibits requested by E.ON, and has ordered that the course of the proceedings be suspended until Gas Natural furnishes the Spanish version of the exhibits. At this stage, Gas Natural has not yet provided the requested translations. In addition, E.ON has filed an appeal for reversal requesting the Court to fix the amount of the claim so as to render a resolution whereby it determines the amount of the claim is €36,526,948,036. Gas Natural has thereafter filed an opposition to the appeal for reversal requesting that the Court order the dismissal of the said appeal, leaving the amount in dispute as undetermined. Gas Natural has further filed complementary allegations to its opposition to E.ON’s appeal for reversal.

     Gas Natural New York Litigation

On November 30, 2006, Gas Natural filed a complaint against E.ON and E.ON 12 in the U.S. District Court for the Southern District of New York alleging that on November 17, 2006, E.ON and E.ON 12 had filed a false and misleading Schedule TO-C with the SEC containing a preliminary offer document in connection with the proposed tender offer for Endesa. On December 4, 2006, Gas Natural moved for a preliminary injunction seeking, among other things, to require E.ON and E.ON 12 to make additional disclosures to correct allegedly false and misleading statements and to prevent E.ON and E.ON 12, until additional disclosures were made, from taking further steps to consummate a U.S. tender offer or purchasing Endesa ordinary shares from U.S. holders. On December 11, 2006, E.ON and E.ON 12 moved to dismiss the lawsuit. On December 19, 2006, the Court dismissed most of the claims. The remaining claim concerns Gas Natural’s allegation that E.ON and E.ON 12 failed to disclose material agreements with Endesa; the Court expressed no view on the merits of that claim, but held only that it had been pleaded with sufficient specificity to survive a motion to dismiss. By stipulation entered by the Court on December 27, 2006, Gas Natural withdrew without prejudice its motion for a preliminary injunction and the case was stayed until the earlier of 45 days from entry of the stipulation or E.ON’s or E.ON 12’s commencement of a tender offer in the U.S. for Endesa ordinary shares or ADSs.

The stay expired on January 26, 2007, when E.ON 12 commenced its U.S. tender offer for Endesa. On February 7, 2007, the Court set the initial scheduling conference for May 11, 2007. Gas Natural’s complaint and other papers filed in the course of this proceeding are publicly available for a fee from the website of the PACER Service Center (http://pacer.psc.uscourts.gov), the U.S. Federal Judiciary’s centralized system for electronic access to court records, by selecting on the PACER website the U.S. District Court for the Southern District of New York and querying the party name “E.ON”. Material appearing on the website is not incorporated by reference in this annual report.

     E.ON’s Complaint Filed against Acciona, Gas Natural and Other Natural or Legal Persons before the CNMV

On January 2, 2007, E.ON filed a complaint against Acciona with the CNMV alleging that Acciona and Gas Natural are acting in concert without launching a joint tender offer in Spain and therefore are violating Spanish law. In its complaint, E.ON requests that Acciona shall be enjoined from acquiring Endesa ordinary shares and prohibited from exercising the voting rights of the Endesa ordinary shares already held.

     Complaint Filed by Acciona with the CNMV against E.ON 12

On January 16, 2007, the CNMV received a letter from Acciona, in which Acciona claimed that, according to reports published in the press, E.ON 12 held certain information concerning Endesa that was not known to Endesa’s shareholders. Acciona further stated in its letter that E.ON 12 should be compelled to disclose this information, and any future plans of E.ON 12 based on this information, to the Endesa shareholders and, in particular, to Acciona, in accordance with the principles of equal treatment and the protection of investors and so that shareholders are able to form a reasoned judgment regarding the Offers.

Specifically, Acciona requested that the Spanish Prospectus authorized on November 16, 2006, by the CNMV be modified to include this information or that the CNMV take any other measure to ensure that the Endesa shareholders are furnished with this information.

     Acciona’s Request for Preliminary Inquiries in Madrid

Acciona filed a request for pre-trial proceedings against E.ON before the courts in Madrid alleging possible unfair competition practices and the use of inside information between Endesa and E.ON. On March 2, 2007, E.ON was served with a resolution from the Court for Commercial Business no 2 of Madrid which rejected most of the preliminary inquiries sought by Acciona. Notwithstanding this, the resolution orders E.ON to furnish certain information referring to some currency exchange values in Latin America and to a joint venture contract entered into by Endesa and Medgaz. Additionally, E.ON is requested to furnish its confidentiality agreement with Endesa, as well as the due diligence reports and the list of insiders in connection with its bid for Endesa.

In any case, this request for pre-trial proceedings does not necessarily imply the initiation of further jurisdictional proceedings against E.ON. It is merely a pre-trial activity, which has the purpose of furnishing Acciona with sufficient information to decide whether or not to file a lawsuit.

     Obligation to Make Tender Offers in Other Jurisdictions

If the Offers are successful, pursuant to local laws in the countries of some of Endesa’s subsidiaries, E.ON 12 may be required to make tender offers for the outstanding shares of certain subsidiaries. The only offers which might be made for the stock of publicly traded subsidiaries of Endesa are the following:

     Brazil

In accordance with Law 6404/76 on stock companies, and Brazilian Securities Commission (Commissao de Valores Mobilarios) Instruction 361/2002, upon taking effective control of Endesa, E.ON 12 might be required to launch a tender offer for Ampla Energía e Serviços, S.A., Ampla Investimentos e Serviços, S.A. and Companhia Energética do Ceará (COELCE), Endesa subsidiaries whose shares are listed on the Sao Paulo Stock Exchange. Pursuant to the applicable Brazilian laws, these offers must be made for the whole share capital of such subsidiaries within 30 days after E.ON 12 takes effective control of Endesa. Anyway, pursuant to a recent interpretation of the applicable laws by the Brazilian Securities Commission, it is likely that E.ON 12 will not be requested to make any of these tender offers.

     Peru

Pursuant to sections 68º to 74º of the Unified Text of the Securities Market Law, approved by the Supreme Decree Nº 093-2002-EF enacted on June 15, 2002, and the regulation enacted by the Peruvian Securities Exchange Commission (CONASEV) under the Resolution Nº 009-2006-EF/94.10, in force since May 2006 and amended by Peruvian Securities Exchange Commission (CONASEV) under Resolution Nº 020-2006-EF/94.10 enacted in April

2006, if the Offers are successful, E.ON 12 would be required to launch a tender offer for Edegel S.A.A., Edelnor S.A.A., Generandes Perú S.A. and Empresa Eléctrica de Piura S.A., Endesa’s subsidiaries which have at least one class of shares listed on the Lima Stock Exchange. Pursuant to the above regulations, these tender offers should be launched within four months after the settlement of the Offers and must be for the share capital of such subsidiaries not controlled by Endesa.

     Chile

On December 7, 2005, the SVS confirmed, through Oficio Ordinario no 12.825, that E.ON 12 is not required to launch a tender offer pursuant to Chilean Securities Law 18.045 or pursuant to the Chilean Stock Companies Law 18.046 for Enersis, S.A., Endesa Chile, S.A., Chilectra, S.A. and E.E. Pehuenche, S.A., Endesa subsidiaries which are listed on the Santiago de Chile Stock Exchange.

E.ON 12 estimates that the amount that would have to be spent for mandatory tender offers for minority interests in Brazil and Peru, as described above, would be approximately €550 million.

GROUP STRATEGY

     E.ON’s Business Model

E.ON’s strategy is grounded in an integrated business model that is based on the following key points:

•	An Integrated Power and Gas Business. E.ON intends to follow a long-term strategy with a clear focus on integrated power and gas operations that enjoy leading positions in their respective markets. In doing so, it seeks to develop positions throughout the energy value chain, including positions in infrastructure where they are seen as enhancing E.ON’s access to markets and customers.

•	A Clear Geographic Focus. E.ON seeks to strengthen its leading positions and performance in its existing markets (Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest), while taking focused steps in new markets such as Italy, Russia, Turkey and — through the proposed acquisition of Endesa — also Spain and Latin America.

•	Clear Strategic Priorities. E.ON’s first priority is to strengthen and grow its position in European markets while maintaining a strong and diversified generation portfolio and enhancing its gas supply position through investments in “equity gas” produced from fields in which E.ON holds an interest, as well as the potential development of liquefied natural gas (“LNG”) as an alternative form of gas delivery. E.ON currently views the United States as an opportunity for more long-term growth.

•	Strict Investment Criteria. In following this model, E.ON applies strict strategic and financial criteria to each potential investment, focusing on those which management believes exhibit the potential for material value creation.

     Strategy

Building on this model, E.ON’s corporate strategy is to maximize the value of its portfolio of focused energy businesses through:

•	Creating value from the convergence of European energy markets (e.g., as the United Kingdom becomes a net importer of gas and can take advantage of greater pipeline capacity connecting it to continental Europe, E.ON will be able to supply its retail gas business in the United Kingdom from its Pan-European Gas supply business);

•	Creating value from vertical integration (i.e., establishing a presence in all parts of the value chains for both power and gas);

•	Creating value from the convergence of the electricity and gas value chains (e.g., offering retail electricity and gas customers energy from a single source), thus providing E.ON with opportunities to realize economies of scale in servicing costs while increasing customer loyalty;

•	Enhancing operational performance through identifying and transferring best practice for common activities throughout the Group’s different market units (e.g., effective programs for enhancing E.ON’s electricity generation, distribution and retailing businesses);

•	Improving the Group’s competitive position in its target markets, both through organic growth and through pursuing selective investments which contribute to these objectives or provide stand alone value creation opportunities, as described below;

•	Creation of a common corporate culture under the OneE.ON initiative, which seeks to enhance integration of all market units and their subsidiaries under the E.ON banner so as to help the E.ON Group realize its vision and strategic goals, while maintaining its commitment to corporate social responsibilities; and

•	Tapping value-enhancing growth potential in new markets such as Italy, Russia, Turkey and Spain and Latin America.

In addition, E.ON has set a number of specific objectives for its market units in implementing its corporate strategy within each of its target markets, namely:

•	Central Europe — Fortifying strong market positions, enhancing the company’s competitive activities in the mass market and developing new growth potential through:

•	consolidation of distribution and sales activities and capitalizing on opportunities from power-gas convergence;

•	significant investment in power generation to maintain the market position;

•	hedging exposure to price risks through vertical integration of generation and sales operations;

•	participating in the privatization of power and downstream gas companies in Eastern Europe, as well as significant investments in power generation; and

•	continued growth in the market of Italy, i.e. in power generation, trading and the retail business.

•	Pan-European Gas — Strengthening and diversifying E.ON Ruhrgas’ current position through:

•	selective equity investments in gas production in the North Sea and Russia;

•	pursuing LNG options (including upstream positions) to maintain long-term supply diversification;

•	securing security of supply through new (and renewed) long-term supply contracts with producers; and

•	participating in infrastructure projects to enhance gas supply position in Europe.

•	U.K. — Enhancing profitability of the U.K. businesses through:

•	investing in flexible generation assets and low carbon intensive generating technologies, such as Combined Cycle Gas Turbine (“CCGT”), to maintain a low cost hedge for changes in retail electricity demand;

•	investing in the generation of power from renewable resources to capture value from the U.K. government’s renewable obligation mandate; and

•	investing in gas storage assets to hedge against potentially volatile gas price movements as the United Kingdom starts to become a net importer of gas.

•	Nordic — Strengthening E.ON’s position through:

•	expanding its presence in power generation;

•	enhancing scale through synergistic acquisitions in distribution and district heating; and

•	continued participation in gas supply and infrastructure developments.

•	U.S. Midwest — Focusing on optimizing E.ON U.S.’s current operations in Kentucky and delivering additional performance improvements. This could include investments in generation capacity if the demand for electricity grows.

As it focuses on energy, E.ON will seek to maximize the value of its remaining non-core businesses by divesting them at an appropriate time and allocating the proceeds to strategic investments. As part of its strategy to focus on its core energy business, E.ON completed its disposal of Viterra and Ruhrgas Industries GmbH (“Ruhrgas Industries”) in 2005 and the disposal of its remaining minority interest in Degussa in 2006.

The transformation of the Company into a focused energy business has entailed further divestment and acquisition activities in recent years. For more detailed information on the principal activities in implementing the transformation, see “— Powergen Group Acquisition,” “— Ruhrgas Acquisition” and the respective market unit descriptions in “— Business Overview.”

OTHER SIGNIFICANT EVENTS

In November 2004, E.ON Ruhrgas International AG (“ERI”) signed an agreement for the acquisition of 75.0 percent minus one share each of the gas trading and gas storage businesses of the Hungarian oil and gas company MOL RT. (“MOL”) and its 50.0 percent interest in the gas importer Panrusgáz Zrt. (“Panrusgáz”). In addition, MOL received a put option to sell to ERI up to 75.0 percent minus one share of its gas transmission business and put options to sell to ERI the remaining 25.0 percent plus one share in the MOL gas trading and gas storage businesses. As a condition of antitrust approval by the European Commission, MOL is obliged to sell the remaining 25.0 percent plus one share of the gas trading and storage businesses as well. As a result, ERI signed an agreement for the acquisition of the remaining 25.0 percent plus one share of each of these two companies. The acquisition of 100 percent of the gas trading and gas storage businesses was completed at the end of March 2006. The acquisition of MOL’s 50.0 percent interest in Panrusgáz was completed at the end of October 2006.

In December 2005, E.ON AG and RAG signed a framework agreement on the sale of E.ON’s remaining 42.9 percent stake in Degussa to RAG. The transaction was completed on July 3, 2006.

In February 2006, E.ON Nordic and Fortum Power and Heat Oy (“Fortum”) signed an agreement providing for Fortum’s acquisition of E.ON Nordic’s entire 65.6 percent stake in E.ON Finland. On June 26, 2006, E.ON Nordic and Fortum finalized the transfer of all of E.ON Nordic’s shares in E.ON Finland to Fortum.

In February 2006, E.ON filed a takeover offer for 100 percent of the share capital of Endesa.

See also “— Proposed Endesa Acquisition,” the respective market unit descriptions in “— Business Overview” and the descriptions in “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions” and “— Liquidity and Capital Resources.”

CAPITAL EXPENDITURES

E.ON’s aggregate capital expenditures for property, plant and equipment were €4.0 billion in 2006 (2005: €2.9 billion, 2004: €2.5 billion). For a detailed description of these capital expenditures, as well as E.ON’s expected capital expenditures for the period beginning in 2007, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

BUSINESS OVERVIEW

INTRODUCTION

E.ON is the largest industrial group in Germany, measured on the basis of market capitalization at year-end 2006. In 2006, the Group’s core energy business was organized into the following separate market units: Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest, as well as the Corporate Center.

Central Europe.  E.ON Energie is the lead company of the Central Europe market unit. E.ON Energie is one of the largest non-state-owned European power companies in terms of electricity sales, with revenues of

€28.4 billion (which included €1.1 billion of energy taxes that were remitted to the tax authorities) in 2006. E.ON Energie’s core business consists of the ownership and operation of power generation facilities and the transmission, distribution and sale of electric power, gas and heat in Germany and continental Europe. The Central Europe market unit owns interests in and operates power stations with a total installed capacity of approximately 36,800 MW, of which Central Europe’s attributable share is approximately 28,200 MW (not including mothballed, shutdown and reduced power plants). Through its own operations, as well as through distribution companies, in most of which it owns a majority interest, E.ON Energie also distributes electricity, heat and gas to regional and municipal utilities, commercial and industrial customers and residential customers. In 2006, E.ON Energie supplied approximately 18 percent of the electricity consumed by end users in Germany. The Central Europe market unit contributed 41.9 percent of E.ON’s revenues and recorded adjusted EBIT of €4.2 billion in 2006.

Pan-European Gas.  E.ON Ruhrgas is the lead company of the Pan-European Gas market unit. E.ON Ruhrgas is one of the leading non-state-owned gas companies in Europe and the largest gas business in Germany in terms of gas sales, with 709.7 billion kWh of gas sold in 2006. E.ON Ruhrgas’ principal business is the supply (including gas exploration and production), transmission, storage and sale of natural gas. E.ON Ruhrgas imports gas from Russia, Norway, the Netherlands, the United Kingdom and Denmark, and also purchases gas from domestic sources. E.ON Ruhrgas sells this gas to regional and supraregional distributors, municipal utilities and industrial customers in Germany and increasingly also delivers gas to customers in other European countries. In addition, E.ON Ruhrgas is active in gas transmission within Germany via a network of approximately 11,400 kilometers (“km”) of gas pipelines and operates a number of underground storage facilities in Germany. E.ON Ruhrgas also holds numerous stakes in German and other European gas transportation and distribution companies, as well as a small shareholding in Gazprom, Russia’s main natural gas exploration, production, transportation and marketing company. In 2006, the Pan-European Gas market unit recorded revenues of €25.0 billion (which included €2.1 billion in natural gas and electricity taxes that were remitted, directly or indirectly, to the tax authorities) and adjusted EBIT of €2.1 billion. The Pan-European Gas market unit contributed 36.9 percent of E.ON’s revenues in 2006.

U.K.  E.ON UK is the lead company of the U.K. market unit. E.ON UK is an integrated energy company with its principal operations focused in the United Kingdom. E.ON UK and its associated companies are actively involved in the ownership and operation of power generation facilities, as well as in the distribution of electricity and supply of electric power and gas and in energy trading. E.ON UK owns interests in and operates power stations with a total installed capacity of approximately 10,800 MW, of which its attributable share is approximately 10,500 MW. E.ON UK served approximately 8.4 million electricity and gas customer accounts at December 31, 2006 and its Central Networks business served 4.9 million customer connections. In 2006, E.ON UK recorded revenues of €12.6 billion or 18.5 percent of E.ON’s revenues, and adjusted EBIT of €1.2 billion.

Nordic.  E.ON Nordic is the lead company of the Nordic market unit. It currently operates mainly through E.ON Sverige, an integrated energy company in which it holds a majority stake. E.ON Nordic and its associated companies are actively involved in the ownership and operation of power generation facilities, as well as the distribution and supply of electric power, gas and heat, primarily in Sweden but to a smaller extent also in Denmark and Finland. Through E.ON Sverige, E.ON Nordic owns interests in power stations with a total installed capacity of approximately 14,800 MW, of which its attributable share is approximately 7,300 MW (not including mothballed and shutdown power plants). In June 2006, E.ON Nordic and Fortum finalized the transfer of all of E.ON Nordic’s 65.6 percent stake in E.ON Finland to Fortum pursuant to an agreement signed in February 2006. In 2006, E.ON Nordic recorded revenues of €3.2 billion (including €377 million of electricity and natural gas taxes that were remitted to the tax authorities) or 4.7 percent of E.ON’s revenues, and adjusted EBIT of €619 million.

U.S. Midwest.  E.ON U.S. is the lead company of the U.S. Midwest market unit. E.ON U.S. is a diversified energy services company with businesses in power generation, retail gas and electric utility services, as well as asset-based energy marketing. E.ON U.S.’s power generation and retail electricity and gas services are located principally in Kentucky, with a small customer base in Virginia and Tennessee. E.ON U.S. owns interests in and operates power stations with a total installed capacity of approximately 7,600 MW, of which its attributable share is approximately 7,500 MW (not including mothballed and shutdown power plants). In 2006, the U.S. Midwest market unit recorded revenues of €1.9 billion or 2.9 percent of E.ON’s revenues, and adjusted EBIT of €391 million.

Corporate Center.  The Corporate Center consists of E.ON AG itself, those interests owned directly and indirectly by E.ON AG that have not been allocated to any of the other segments, including its remaining telecommunications interests, and consolidation effects at the Group level, including the elimination of intersegment sales.

For information on E.ON’s discontinued operations, including its former oil and aluminum divisions, as well as its real estate subsidiary Viterra and certain activities of the Pan-European Gas, Nordic and U.S. Midwest market units, see “— Discontinued Operations.’’

E.ON’s financial reporting mirrors the E.ON group structure, with each of the five market units and the results of the Corporate Center (including consolidation effects) constituting a separate segment for financial reporting purposes. Until the sale of E.ON’s remaining stake in Degussa in July 2006, the results of E.ON’s minority interest in Degussa continued to be presented outside of the core energy business as part of E.ON’s “Other Activities,” which was reported as a separate segment. The primary measure by which management evaluates the performance of each segment in accordance with SFAS 131 is adjusted EBIT. E.ON defines this measure as an adjusted figure derived from income/(loss) from continuing operations (before intra-Group eliminations when presented on a segment basis) before income taxes and minority interests, excluding interest income. Adjustments include net book gains resulting from disposals, as well as cost-management and restructuring expenses and other non-operating earnings of an exceptional nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions and nuclear waste management is allocated to adjusted interest income. Management believes that this measure is the most useful segment performance measure because it better depicts the performance of individual business units independent of changes in interest income and taxes. However, on a consolidated Group basis adjusted EBIT is considered a non-GAAP measure that must be reconciled to the most directly comparable GAAP measure. For a reconciliation of Group adjusted EBIT to net income for each of 2006, 2005 and 2004, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Business Segment Information.” Adjusted EBIT should not be considered in isolation as a measure of E.ON’s profitability and should be considered in addition to, rather than as a substitute for, the most directly comparable U.S. GAAP measures. In particular, there are material limitations associated with the use of adjusted EBIT as compared with such U.S. GAAP measures, including the limitations inherent in E.ON’s determination of each of the adjustments noted above. E.ON seeks to compensate for those limitations by providing a detailed reconciliation of adjusted EBIT to income from continuing operations before income taxes and minority interests and net income, the most directly comparable U.S. GAAP measures, in the section of Item 5 noted above, as well as the more detailed textual analysis of year-on-year changes in the key components of each of the reconciling items appearing under the caption “Reconciliation of Adjusted EBIT” in “Item 5. Operating and Financial Review and Prospects — Results of Operations — Business Segment Information,” “— Year Ended December 31, 2006 Compared with Year Ended December 31, 2005” and “— Year Ended December 31, 2005 Compared with Year Ended December 31, 2004.” As a result of these limitations and other factors, adjusted EBIT as used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

The following table sets forth the revenues of E.ON’s market units as well as the Corporate Center for 2006, 2005 and 2004:

	2006		2005		2004
	(€ in		(€ in		(€ in
	millions)%		millions)%		millions)%

Central Europe(1)	28,380	41.9	24,295	43.3	20,752	44.6
Pan-European Gas(2)(3)	24,987	36.9	17,914	32.0	13,227	28.5
U.K.	12,569	18.5	10,176	18.1	8,490	18.3
Nordic(2)(4)	3,204	4.7	3,213	5.7	3,094	6.7
U.S. Midwest(2)	1,947	2.9	2,045	3.6	1,718	3.7
Corporate Center(2)(5)	(3,328)	(4.9)	(1,502)	(2.7)	(792)	(1.8)

Total Revenues(6)	67,759	100.0	56,141	100.0	46,489	100.0

(1)	Includes energy taxes of €1,124 million in 2006, €1,049 million in 2005 and €1,051 million in 2004.

(2)	Excludes the sales of certain activities now accounted for as discontinued operations. For more details, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(3)	Sales include natural gas and electricity taxes of €2,061 million in 2006, €3,110 million in 2005 and €2,923 million in 2004.

(4)	Sales include electricity and natural gas taxes of €377 million in 2006, €382 million in 2005 and €376 million in 2004.

(5)	Includes primarily the parent company and effects from consolidation, as well as the results of its remaining telecommunications interests, as noted above.

(6)	Excludes intercompany sales.

Most of E.ON’s operations are in Germany. German operations produced 62.2 percent of E.ON’s revenues (measured by location of operation) in 2006 (2005: 65.3 percent; 2004: 64.6 percent). E.ON also has a significant presence outside Germany representing 37.8 percent of revenues by location of operation for 2006 (2005: 34.7 percent; 2004: 35.4 percent). In 2006, approximately 56.1 percent (2005: 59.8 percent; 2004: 61.6 percent) of E.ON’s revenues were derived from customers in Germany and 43.9 percent (2005: 40.2 percent; 2004: 38.4 percent) from customers outside Germany. For more details about the segmentation of E.ON’s revenues by location of operation and customers for the years 2006, 2005 and 2004, see Note 31 of the Notes to Consolidated Financial Statements. At December 31, 2006, E.ON had 80,612 employees, approximately 42.2 percent of whom were employed in Germany. For more information about employees, see “Item 6. Directors, Senior Management and Employees — Employees.”

E.ON believes that as of December 31, 2006, it had close to 478,000 shareholders worldwide. E.ON’s shares, all of which are Ordinary Shares, are listed on all seven German stock exchanges. They are also actively traded over the counter in London. E.ON’s ADSs are listed on the New York Stock Exchange (“NYSE”). Until March 28, 2005, one ADS represented one Ordinary Share. Since March 29, 2005, three ADSs represent one Ordinary Share.

CENTRAL EUROPE

     Overview

The Central Europe market unit is led by E.ON Energie. E.ON Energie, which is wholly owned by E.ON, is one of the largest non-state-owned European power companies in terms of electricity sales. E.ON Energie had revenues of €28.4 billion (which included €1.1 billion of energy taxes that were remitted to the tax authorities), €23.6 billion of which in Germany, and adjusted EBIT of €4.2 billion in 2006. E.ON Energie, together with E.ON Ruhrgas and E.ON Nordic, is responsible for all of E.ON’s energy activities in Germany and continental Europe and is one of the four interregional electric utilities in Germany that are interconnected in the western European power grid.

In order to further focus its energy business in Germany and in continental Europe, E.ON Energie entered into the following transactions in 2006:

•	In February 2006, E.ON Energie and RWE signed agreements to swap certain shareholdings in the Czech Republic and Hungary. These transactions were completed in August 2006.

•	In July 2006, E.ON Ruhrgas and OAO Gazprom signed a framework agreement memorializing the basic understanding of the parties regarding a swap of assets, including a 25.0 percent plus one share interest in E.ON Hungária Energetikai ZRt. (“E.ON Hungária”), currently wholly owned by E.ON Energie, which is to be transferred to OAO Gazprom. For details, see “— Pan-European Gas — Overview.”

•	In December 2006, E.ON Energie acquired 75.0 percent of the share capital of Dalmine Energie S.p.A. (“Dalmine”), an Italian company that focuses on electricity and gas wholesale.

For details, see “Item 5. Operating and Financial Review and Prospects — Acquisitions and Dispositions.”

E.ON Energie is also embarking on a significant program to build new generating capacity in many of the countries in which it operates:

•	Construction has already begun on new facilities at Irsching, Germany (a 530 MW advanced natural gas plant to be built in cooperation with Siemens AG, scheduled to begin operations in 2011), Datteln, Germany (a 1,100 MW hard coal plant, scheduled to begin operations in 2011) and Livorno Ferraris, Italy (an 800 MW natural gas plant, scheduled to begin operations in 2008).

•	E.ON Energie is also committed to building a new plant at Irsching, Germany (an 800 MW natural gas plant). In addition, E.ON Energie plans to build new plants at the location of Staudinger, Germany (a 1,100 MW hard coal plant) and Maasvlakte, the Netherlands (a 1,100 MW hard coal plant) if all requirements are met.

•	E.ON Energie plans to build various power plants in Eastern Europe.

For more information, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Expected Investment Activity.”

E.ON Energie’s company structure reflects its operations in western and eastern Europe and, in addition, reflects the individual segments of its electricity business: generation, transmission, distribution, sales and trading. The following chart shows the major subsidiaries of the Central Europe market unit as of December 31, 2006, their respective fields of operation and the percentage of each held by E.ON Energie as of that date.

CENTRAL EUROPE MARKET UNIT

Holding Company

E.ON Energie AG

•	Leading entity for the management and coordination of the group activities.
•	Centralized strategic, controlling and service functions.

  Western Europe

Conventional Power Plants

E.ON Kraftwerke GmbH (100%)

•	Power generation by conventional power plants.
•	Waste incineration.
•	Renewables.
•	District heating.
•	Industrial power plants.

Nuclear Power Plants

E.ON Kernkraft GmbH (100%)

•	Power generation by nuclear power plants.

Hydroelectric Power Plants

E.ON Wasserkraft GmbH (100%)

•	Power generation by hydroelectric power plants.

E.ON Benelux Holding B.V. (100%)

•	Power generation by conventional power plants in the Netherlands.
•	District heating in the Netherlands.
•	Sales of power and gas in the Netherlands.

Transmission

E.ON Netz GmbH (100%)

•	Operation of high voltage grids (380 kilovolt-110 kilovolt).
•	System operation, including provision of regulating and balancing power.

Distribution, Sales and Trading of Electricity, Gas and Heat

E.ON Sales & Trading GmbH (100%)

•	Supply of electricity and energy services to large industrial customers, as well as to regional and municipal distributors.
•	Centralized wholesale functions.
•	Optimization of energy procurement costs.
•	Physical energy trading and trading of energy-based financial instruments and related risk management.
•	Optimization of the value of the power plants’ assets in the market place.
•	Emissions trading.

Seven regional energy companies across Germany (shareholding percentages range from 62.8 to 100.0 percent)

•	Distribution and sales of electricity, gas, heat and water to retail customers.
•	Ownership and operation of regional grid companies in compliance with the Energy Law of 2005.
•	Energy support services.
•	Waste incineration.

Ruhr Energie GmbH (100%)

•	Customer service and electricity and heat supply to utilities and industrial customers in the Ruhr region.

  Eastern Europe

E.ON Hungária Energetikai ZRt. (100%) (1)

•	Generation, distribution and sales of electricity and gas in Hungary through its group companies.

E.ON Czech Holding AG (100%)

•	Generation, distribution and sales of electricity and gas in the Czech Republic through its group companies.

E.ON Moldova S.A. (51.0%)

•	Distribution and sales of electricity in Romania.

E.ON Bulgaria EAD (100%)

•	Distribution and sales of electricity in Bulgaria through its group companies.

Západoslovenská energetika a.s. (49.0% held at equity)

•	Distribution and sales of electricity in Slovakia.

Consulting and Support Services

E.ON Engineering GmbH (57.0%) (2)

•	Provision of consulting and planning services in the energy sector to companies within the Group and third parties.
•	Marketing of expertise in the area of conventional, renewable, cogeneration and nuclear power generation and pipeline business.

E.ON IS GmbH (60.0%) (3)

•	Provision of information technology services to companies within the Group and third parties.

E.ON Facility Management GmbH (100%)

•	Infrastructure services.

(1)	According to the framework agreement between E.ON Ruhrgas and OAO Gazprom regarding a swap of assets, including a 25.0 percent plus one share interest in E.ON Hungária, E.ON Energie’s interest in E.ON Hungária will be reduced to 75.0 percent minus one share. For details, see “— Pan-European Gas — Overview.”

(2)	The remaining 43.0 percent is held by E.ON Ruhrgas.

(3)	The remaining 40.0 percent is held by E.ON AG and E.ON Ruhrgas.

For financial reporting purposes, the Central Europe market unit comprises four business units: Central Europe West Power, Central Europe West Gas, Central Europe East and Other/Consolidation. The Central Europe West Power business unit reflects the results of the conventional (including waste incineration), nuclear and hydroelectric generation businesses, transmission of electricity, the regional distribution of power and the retail electricity business in Germany, as well as its trading business. In addition, Central Europe West Power also includes the results of E.ON Benelux Holding B.V. (“E.ON Benelux”), which operates power generation, district heating and gas and electricity retail businesses in the Netherlands. The Central Europe West Gas business unit reflects the results of the regional distribution of gas and the gas retail business in Germany. The Central Europe East business unit primarily includes the results of the regional distribution companies in Bulgaria, the Czech Republic, Hungary, Romania and Slovakia (with the Slovak activities being valued under the equity method given E.ON Energie’s minority interest). Other/Consolidation primarily includes the results of E.ON Energie’s retail business in Italy, other national and international shareholdings, service companies and E.ON Energie AG, as well as intrasegment consolidation effects.

Operations

Electricity generated at power stations is delivered to customers through an integrated transmission and distribution system. The principal segments of the electricity industry in the countries in which E.ON Energie operates are:

Generation:	the production of electricity at power stations;
Transmission:	the bulk transfer of electricity across an interregional power grid, which consists mainly of overhead transmission lines, substations and some underground cables (at this level there is a market for bulk trading of electricity, through which sales and purchases of electricity are made between generators, regional distributors, and other suppliers of electricity);
Distribution:	the transfer of electricity from the interregional power grid and its delivery, across local distribution systems, to customers;
Sales:	the sale of electricity to customers; and
Trading:	the buying and selling of electricity and related products for purposes of portfolio optimization, arbitrage and risk management.

E.ON Energie and its associated companies are actively involved in all segments of the electricity industry. Its core business consists of the ownership and operation of power generation facilities and the transmission, distribution and sale of electricity and, to a lesser extent, gas and heat, to interregional, regional and municipal utilities, traders and industrial, commercial and residential customers. Furthermore, E.ON Energie operates waste incineration facilities.

The following table sets forth the sources of E.ON Energie’s electric power in kWh in 2006 and 2005:

	2006	2005
	million	million	%
Sources of Power	kWh	kWh	Change

Own production	131,304	129,063	+1.7
Purchased power	149,867	142,215	+5.4
from power stations in which E.ON Energie has an interest of 50 percent or less	12,287	12,019	+2.2
from other suppliers	137,580	130,196	+5.7
Total power procured(1)	281,171	271,278	+3.6
Power used for operating purposes, network losses and pump storage	(12,951)	(12,735)	+1.7

Total	268,220	258,543	+3.7

(1)	Excluding physically-settled electricity trading activities at E.ON Sales & Trading GmbH (“EST”). EST’s physically-settled electricity trading activities amounted to 161,892 million kWh and 113,666 million kWh in 2006 and 2005, respectively.

In 2006, E.ON Energie procured a total of 281.2 billion kWh of electricity, including 13.0 billion kWh used for operating purposes, network losses and pumped storage. E.ON Energie purchased a total of 12.3 billion kWh of power from power stations in which it has an interest of 50 percent or less. In addition, E.ON Energie purchased 137.6 billion kWh of electricity from other utilities, 15.2 billion kWh of which were from Vattenfall Europe, the eastern German interregional utility, for redistribution by eastern German regional distributors. In addition, E.ON Energie purchased power from local generators in Hungary, the Czech Republic, Bulgaria and Romania totaling 39.7 billion kWh. The increase in purchased power compared to 2005 primarily reflects the first-time inclusion of a full year of results from operations acquired during 2005 (mainly in Bulgaria and Romania) as well as the purchase of significantly higher volumes of renewable source electricity, which is regulated under Germany’s Renewable Energy Law (as defined in “— Regulatory Environment”) (approximately 3.4 TWh). The increase in power used for operating purposes, network losses and pump storage is largely due to higher technical and non-technical network losses at the subsidiaries in Bulgaria and Romania, the results of which were included for an entire year for the first time in 2006.

E.ON Energie supplied approximately 18 percent of the electricity consumed by end users in Germany in 2006. Electricity accounted for 75.3 percent of E.ON Energie’s 2006 sales (2005: 77.8 percent), gas revenues represented 17.6 percent (2005: 15.3 percent), district heating 2.2 percent (2005: 1.9 percent) and other activities 4.9 percent (2005: 5.0 percent).

The following table sets forth data on the sales of E.ON Energie’s electric power in 2006 and 2005:

	Total	Total
	2006	2005	%
	million	million	Change in
Sale of Power(1) to	kWh	kWh	Total

Non-consolidated interregional, regional and municipal utilities	145,688	138,425	+5.2
Industrial and commercial customers	77,238	77,175	—
Residential and small commercial customers	45,294	42,943	+5.5

Total	268,220	258,543	+3.7

(1)	Excluding physically-settled electricity trading activities at EST. EST’s physically-settled electricity trading activities amounted to 161,892 million kWh and 113,666 million kWh in 2006 and 2005, respectively.

The increase in the total sale of power primarily reflects the first-time inclusion of a full year of results from operations acquired during 2005 (mainly in Bulgaria and Romania as well as the Netherlands). For further information, see “Item 5. Operating and Financial Review and Prospects — Results of Operations.”

The following table sets forth data on the gas sales of E.ON Energie in 2006 and 2005:

	Total	Total
	2006	2005	%
	million	million	Change in
Sale of Gas to	kWh	kWh	Total

Non-consolidated interregional, regional and municipal utilities	30,631	29,475	+3.9
Industrial and commercial customers	53,208	46,199	+15.2
Residential and small commercial customers	44,629	36,653	+21.8

Total	128,468	112,327	+14.4

E.ON Energie’s total gas sales volume amounted to 128.5 billion kWh in 2006, a 14.4 percent increase from 112.3 billion kWh in 2005. The increase primarily reflects the first-time inclusion of a full year of results from Középdunántúli Gázszolgáltató ZRt. (“KÖGÁZ”) and Dél-dunántúli Gázszolgáltató ZRt. (“DDGÁZ”) in Hungary, NRE Energie b.v. (“NRE”) in the Netherlands and Gasversorgung Thüringen GmbH (“GVT”), which has since been merged into Thüringer Energie AG (“TEAG”). A slight increase also resulted from the Czech company Jihoceska plynárenska a.s. (“JCP”), in which E.ON Energie increased its interest during the year, as well as from the newly-acquired Italian company Dalmine (included as of September and December 2006, respectively).

Western Europe

Power Generation

General.  In Germany, E.ON Energie owns interests in and operates electric power generation facilities with a total installed capacity of approximately 34,500 MW, its attributable share of which is approximately 26,000 MW (not including mothballed, shutdown or reduced power plants). The German power generation business is subdivided into three units according to fuels used: E.ON Kraftwerke GmbH owns and operates the power stations using fossil fuel energy sources, as well as waste incineration plants and renewable generation facilities, E.ON Kernkraft GmbH (“E.ON Kernkraft”) owns and operates the nuclear power stations and E.ON Wasserkraft GmbH owns and operates the hydroelectric power plants.

In the Netherlands, E.ON Energie operates, through its subsidiary E.ON Benelux, hard coal and natural gas power plants for the supply of electricity and heat to bulk customers and utilities. In 2006, it had a total installed generation capacity of approximately 1,900 MW.

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

The following table sets forth E.ON Energie’s major electric power generation facilities (including cogeneration plants) in Germany and the Netherlands, the total capacity and the capacity attributable to E.ON Energie for each facility as of December 31, 2006, and their start-up dates.

E.ON ENERGIE’S ELECTRIC POWER STATIONS IN GERMANY AND THE NETHERLANDS

		Capacity
	Total	Attributable to
	Capacity	E.ON Energie		Start-up
Power Plants	Net MW	%(1)	MW	Date

Nuclear
Brokdorf	1,370	80.0	1,096	1986
Brunsbüttel	771	33.3	257	1976
Emsland	1,329	12.5	166	1988
Grafenrheinfeld	1,275	100.0	1,275	1981
Grohnde	1,360	83.3	1,133	1984
Gundremmingen B	1,284	25.0	321	1984
Gundremmingen C	1,288	25.0	322	1984
Isar 1	878	100.0	878	1977
Isar 2	1,400	75.0	1,050	1988
Krümmel	1,260	50.0	630	1983
Unterweser	1,345	100.0	1,345	1978

Total	13,560		8,473

Lignite
Buschhaus	352	100.0	352	1985
Lippendorf S	891	50.0	446	1999
Schkopau	900	55.6	500	1995
Others (< 100 MW)	33	n/a	17	n/a

Total	2,176		1,315

Hard Coal
Bexbach 1	714	8.3	59	1983
Datteln 3	113	100.0	113	1969
Farge	345	100.0	345	1969
GKW Weser/Veltheim 3	303	67.0	203	1970
Heyden	875	100.0	875	1987
Kiel	323	50.0	162	1970
Knepper C	345	100.0	345	1971
Maasvlakte 1 (NL)(2)	532	100.0	532	1988
Maasvlakte 2 (NL)(2)	520	100.0	520	1987
Mehrum C	690	50.0	345	1979
Rostock	508	50.4	256	1994
Scholven B	345	100.0	345	1968
Scholven C	345	100.0	345	1969
Scholven D	345	100.0	345	1970
Scholven E	345	100.0	345	1971
Scholven F	676	100.0	676	1979

		Capacity
	Total	Attributable to
	Capacity	E.ON Energie		Start-up
Power Plants	Net MW	%(1)	MW	Date
Hard Coal (continued)

Shamrock	132	100.0	132	1957
Staudinger 1	249	100.0	249	1965
Staudinger 3	293	100.0	293	1970
Staudinger 5	510	100.0	510	1992
Wilhelmshaven	747	100.0	747	1976
Zolling	449	100.0	449	1986
Others (< 100 MW)	353	n/a	322	n/a

Total	10,057		8,513

Natural Gas
Kirchlengern	180	62.9	113	1980
Burghausen (CHP)	120	100.0	120	2001
Obernburg (CHP)	100	50.0	50	1995
Franken I/1	383	100.0	383	1973
Franken I/2	440	100.0	440	1976
Galileistraat (NL) (CHP)	209	100.0	209	1988
GKW Weser/Veltheim 4 GT	390	67.0	261	1975
Huntorf	290	100.0	290	1977
Irsching 3	415	100.0	415	1974
Jena-Süd	199	62.9	125	1996
Kirchmöser	160	100.0	160	1994
RoCa 3 (NL) (CHP)(2)	220	100.0	220	1996
Robert Frank 4	491	100.0	491	1973
Staudinger 4	622	100.0	622	1977
Emden 4(3)	433	100.0	433	1972
Others (< 100 MW)	737	n/a	599	n/a

Total	5,389		4,931

Fuel Oil
Ingolstadt 3	386	100.0	386	1973
Ingolstadt 4	386	100.0	386	1974
Others (< 100 MW)	381	n/a	381	n/a

Total	1,153		1,153

		Capacity
	Total	Attributable to
	Capacity	E.ON Energie		Start-up
Power Plants	Net MW	%(1)	MW	Date

Hydroelectric
Braunau-Simbach	100	50.0	50	1953
Erzhausen	220	100.0	220	1964
Happurg	160	100.0	160	1958
Jochenstein	132	50.0	66	1955
Langenprozelten	164	100.0	164	1975
Reisach	105	100.0	105	1955
Walchensee	124	100.0	124	1924
Waldeck 1	120	100.0	120	1931
Waldeck 2	440	100.0	440	1975
Others (< 100 MW)	1,843	n/a	1,664	n/a

Total	3,408		3,113

Others (waste, wind, biomass et al.)
Waste	261		163
Wind, biomass et al.	332		210

Total	593		373

Total	36,336		27,871

Mothballed/Shutdown/Reduced Mothballed
Irsching 1	151	100.0	151	1969
Irsching 2	312	100.0	312	1972
Pleinting 1	292	100.0	292	1968
Pleinting 2	402	100.0	402	1976
Staudinger 2	249	100.0	249	1965
Dismantling
Arzberg 5	104	100.0	104	1966
Arzberg 6	252	100.0	252	1974
Arzberg 7	121	100.0	121	1979
Offleben	280	100.0	280	1972
Rauxel 2	164	100.0	164	1967
Scholven G	672	50.0	336	1974
Scholven H	672	50.0	336	1975
Stade	640	66.7	417	1972

Total	4,311		3,416

(1)	Percentage of total capacity attributable to E.ON Energie.

(2)	Power station operated by E.ON Benelux under long-term cross-border leasing arrangement.

(3)	Emden 4 was restarted on January 13, 2006.

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

Nuclear Power.  E.ON Energie operates its German nuclear power plants through E.ON Kernkraft. These nuclear power plants are required to meet applicable German safety standards, which are among the most stringent standards in the world (see “— Environmental Matters — Germany: Electricity”). Until June 30, 2005, E.ON Energie’s nuclear power plants delivered spent nuclear fuel elements to AREVA NC (formerly Compagnie Générale des Matières Nucléaires S.A. (“COGEMA”)) in France and British Nuclear Group Sellafield Ltd (formerly British Nuclear Fuels plc.) in the United Kingdom for the reprocessing of their nuclear waste. Since June 30, 2005, German law has prohibited the delivery of spent nuclear fuel rods for reprocessing. Instead, operators must store spent fuel rods in interim facilities on the premises of the nuclear plants. For more details, see the description below under “Termination of Fuel Reprocessing.” Under German law, the Federal Republic of Germany is responsible for the final storage of all domestic nuclear waste at the expense of the generator.

Operators of nuclear power plants are required under German law to establish sufficient financial provisions for future obligations that arise from the use of nuclear power. The three required provisions are for: (1) management of spent nuclear fuel rods, (2) disposal of contaminated operating waste and (3) the eventual decommissioning of nuclear plants. At year-end 2006, E.ON Energie had a total of approximately €13.2 billion provided for these purposes in respect of nuclear power plants included in its consolidated accounts, consisting of €4.2 billion for management of spent nuclear fuel rods, €0.5 billion for disposal of operational waste and €8.5 billion for decommissioning costs. These provisions are stated net of advance payments of €0.9 billion. In determining its pro rata share of these provisions, provisions attributed to minority interests included in E.ON Energie’s consolidated accounts have been deducted and provisions for nuclear plants in which E.ON Energie has a minority interest are added. At year-end 2006, on such a pro rata basis, E.ON Energie’s provisions for these purposes totaled €13.8 billion, as compared to €13.5 billion at year-end 2005.

In June 2004, German legislators passed an amendment to Germany’s Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes (Endlager-Vorausleistungsverordnung). Under the amended ordinance, construction costs for the final nuclear waste storage facilities, located in Gorleben and Konrad, Germany, are now shared by the nuclear plant operators and other users, such as research institutes, in line with their expected usage of the storage facilities. Overall, this lowered E.ON’s share of the costs and led to a reduction of the Company’s provisions for nuclear waste management in 2004. Partially offsetting this reduction, the post-operation phase at nuclear power stations that use MOX fuel elements, which are fuel elements containing plutonium produced in the reprocessing process, was extended beginning in 2004 as a result of a change in the delivery schedule for MOX fuel elements.

E.ON Kernkraft purchases uranium and fuel elements for its nuclear power plants from independent domestic and international suppliers, primarily under long-term contracts. E.ON Energie considers the supply of uranium and fuel elements on the world market to be generally adequate.

In May 1995, PreussenElektra decided to shut down its nuclear power plant at Würgassen for economic reasons and, in October 1995, it applied for and received permission from the German authorities to decommission and dismantle the Würgassen plant in accordance with German nuclear energy legislation. E.ON Energie expects the decommissioning of Würgassen, which began in October 1995, to last until approximately 2015. In 2000, E.ON Energie also decided to shut down the nuclear power plant Stade. In July 2001, E.ON Kernkraft filed an application with the Lower Saxonian Ministry of Environment to decommission and dismantle Stade. E.ON Energie received the approval for decommissioning/dismantling in September 2005. Stade was shut down in November 2003, and E.ON Energie expects its decommissioning to last until approximately 2015. E.ON Energie has established a provision of €1.7 billion for the decommissioning of Würgassen and Stade, including the management of spent nuclear fuel rods and the dismantling of the plants.

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

Among other things, the amendment provides as follows:

•	Nuclear Phase-out: The operators of the nuclear plants have agreed to a specified number of operating kWh for each nuclear plant. This number has been calculated on the basis of 32 years of plant operation using a high load factor. The operators may trade allocated kWh among themselves. This means that if one nuclear plant closes before it has produced the allocated amount of kWh, the remaining kWh may be transferred to another nuclear power plant.

•	Termination of Fuel Reprocessing: The transport of spent fuel elements for reprocessing was allowed until June 30, 2005. Following this deadline, the operators must store spent fuel in interim facilities on the premises of the nuclear plants. Such storage requires the approval and construction of interim storage facilities. The Company is to construct five interim on-site storage facilities. Two of these, Grafenrheinfeld and Grohnde, went into operation in the first quarter of 2006, while the remaining three interim on-site storage facilities (Brokdorf, Isar and Unterweser) are scheduled to go into operation in the first half of 2007.

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

In 2006, the Company concluded its discussions with the tax authorities regarding the treatment of its nuclear provisions for the years prior to 2002, and the tax calculations for these years have been agreed. All of the resulting tax has already been paid and the Company has established a provision to cover the potential tax amounts for the years 2002 onwards, which are still under review.

Hard Coal.  In 2006, approximately 30 percent of the hard coal used by E.ON Energie’s German operations was mined in Germany. Traditionally, hard coal is mined in Germany under much more difficult conditions than in other countries. Therefore, German coal production costs are substantially above world market levels, and E.ON Energie strongly believes they will continue to remain high. Although electricity producers were in the past required to purchase German coal, they are now free to purchase coal from any source. To encourage the purchase of German coal, the German federal government has been paying direct subsidies to German producers enabling them to offer domestic coal at world market prices, although it is now in the process of reducing such subsidies. Due to high production costs and the reduction in subsidies, the volume of German coal production has shown a relatively steady decline in the past and is expected to continue to decline further. However, E.ON Energie expects that adequate supplies of imported coal for its operations will be available on the world coal market at acceptable prices. Hard coal is generally available from multiple sources, though prices are determined on international commodities markets and are therefore subject to fluctuations. E.ON Benelux also uses imported hard coal in its power plants.

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

Waste Incineration.  E.ON Energie also has a waste incineration business, led by BKB and E.ON Westfalen Weser. In 2006, incinerated waste volumes totaled approximately 2.1 million tons. The waste incineration plants have a total power generation capacity of 261 MW of electricity, of which 163 MW is attributable to E.ON Energie. In December 2006, E.ON Energie acquired a 49.9 percent interest in the waste treatment and recycling company SOTEC GmbH (“SOTEC”). SOTEC is the owner of five waste incineration plants with a total power generation capacity of approximately 70 MW.

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

Transmission

The German power transmission grid of E.ON Energie, which operates with voltages of 380, 220 and 110 kilovolts, has a system length of over 41,000 km and a coverage area of nearly 200,000 km2. It is located in the German states of Schleswig-Holstein, Lower Saxony, Mecklenburg-Western Pomerania, Brandenburg, North Rhine-Westphalia, Saxony-Anhalt, Hesse, Thuringia and Bavaria, and reaches from the Scandinavian border to the Alps. The grid is interconnected with the western European power grid with links to the Netherlands, Austria, Denmark and Eastern Europe. The system is mainly operated by E.ON Netz. The network of E.ON Netz allows long-distance power transport at low transmission losses and covers about 40 percent of the surface area of Germany. This system is operated from two main system control centers, one in Lehrte near Hanover and one in Karlsfeld near Munich, and from several regional control and service units at decentralized locations within the E.ON Netz grid area.

In November 2006, the E.ON Netz network control center made an erroneous estimation in the planned interruption of a high voltage power line across the Ems river in Germany, which led to a short but widespread power outage that affected a number of countries throughout Europe. For more information, see “Item 3. Key Information — Risk Factors.”

Access to E.ON Energie’s power transmission grid is open to all potential users. The Company believes its usage fees and conditions comply with existing German regulations governing grid access. For further information about the impact of recent regulatory developments on E.ON Energie’s transmission business and results, see “— Regulatory Environment” and “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2006 Compared with Year Ended December 31, 2005 — Central Europe.”

The Baltic Cable links the transmission grid of E.ON Energie to Scandinavia. For details, see “— Nordic — Electricity Distribution.”

Distribution

Electricity.  The German utilities historically established defined supply areas which were coextensive with their distribution grids. The following map shows E.ON Energie’s current distribution area in Germany through its majority shareholdings in regional energy distribution companies:

In 2006, E.ON Energie’s regional distribution companies were greatly affected by the implementation of the German Energy Law of 2005. According to this law, the legal unbundling of the formerly integrated distribution and sales business (for both electricity and gas) is mandatory as of July 1, 2007. Within the E.ON Energie group, the regional energy company E.ON Thüringer Energie AG (“ETE”) was the first to establish a separate network operator, TEN Thüringer Energienetze GmbH, on April 1, 2006. This new company now operates and maintains the distribution grid, although the grid assets are still owned by ETE. All of E.ON Energie’s other regional energy companies have similarly completed legal unbundling by January 1, 2007. In addition, the regulation of electricity network charges started in July 2005, and network operators had to submit their calculated network charges to Germany’s energy regulator by the end of October 2005 for approval. The energy regulator approved reduced charges for each of E.ON Energie’s network operators between July and October 2006. For more information, see “— Regulatory Environment — EU/Germany: General Aspects (Electricity and Gas) — Revisions of the German Energy Law” and “— Germany: Electricity — Electricity Network Charges.”

In January 2007, a severe storm damaged the power grid of E.ON Energie in some areas of Germany. For more information, see “Item 3. Key Information — Risk Factors.”

Gas.  E.ON Energie’s distribution subsidiaries supply natural gas to households, small businesses and industrial customers in many parts of Germany. Similar to “Electricity” above, E.ON Energie’s regional distribution companies had to submit their calculated gas network charges to Germany’s energy regulator by the end of January 2006. The energy regulator approved reduced charges for each of E.ON Energie’s network operators between September and November 2006. For more information, see “— Regulatory Environment — Germany: Gas — Gas Network Charges.”

Sales

In Germany, E.ON Energie supplies electricity, gas and heat, mainly through the regional energy companies in which it holds majority interests. As described below, E.ON Energie’s wholly-owned subsidiary EST supplies electricity to these regional energy companies as well as to large municipal distributors and very large national and international industrial customers.

E.ON Energie’s customers are interregional, regional and municipal utilities, traders, industrial and commercial customers and, only through regional distributors, residential and small commercial customers predominantly in those parts of Germany highlighted on the map shown in “Distribution” above. E.ON Energie supplied approximately 18 percent of the electricity consumed by end users in Germany in 2006. In compliance with the European Commission’s conditions upon approving the VEBA-VIAG merger, E.ON Energie’s majority-owned regional energy companies E.ON edis and ETE in eastern Germany purchase power primarily from E.ON Energie’s competitor Vattenfall Europe. E.ON Energie’s majority-owned energy company E.ON Avacon AG (“E.ON Avacon”) likewise purchases its power primarily from Vattenfall Europe for those of its customers situated in the eastern German state of Saxony-Anhalt.

The following table sets forth the sale of electric power by E.ON Energie’s German companies (excluding that used in physically settled trading activities), primarily in Germany, in 2006 and 2005:

	2006	2005	%
	million	million	Change in
Sale of Power to	kWh	kWh	Total

Non-consolidated interregional, regional and municipal utilities(1)	135,112	116,654	+15.8
Industrial and commercial customers(2)(3)	53,896	59,134	−8.9
Residential and small commercial customers	29,736	29,978	−0.8

Total(3)	218,744	205,766	+6.3

(1)	The sale of power to non-consolidated interregional, regional and municipal utilities increased in 2006 compared with 2005, primarily reflecting two effects. Sales volumes of EST outside of Germany increased markedly, partially due to the transfer of contracts from companies outside of Germany to EST. The increase also reflects the reclassification in 2006 of sales that had been previously attributed to industrial and commercial customers.

(2)	The sale of power to industrial and commercial customers decreased in 2006 compared with 2005 due to the reclassification in 2006 of sales that are now attributed to non-consolidated interregional, regional and municipal utilities.

(3)	The sale of power includes sales of EST in other European countries.

In order to offer optimized services to major customers and to equalize supply and demand at all times with respect to the costs of procurement, E.ON Energie has integrated its trading and wholesale operations into EST. EST focuses on the national and international wholesale business for regional utilities, large municipal utilities and major industrial customers, and is also responsible for E.ON Energie’s trading operations. The regional energy companies manage the main part of E.ON Energie’s retail business, which is the supply of power to municipal utilities, industrial and commercial customers, as well as residential and small commercial customers. In addition, in February 2007, E.ON Energie launched the new company E WIE EINFACH Strom & Gas GmbH (“E wie einfach” (meaning E like easy)), which is targeted at attracting additional residential and small business power and gas customers in the mass market throughout Germany. The following chart sets forth the principal supply structure of E.ON Energie’s electricity sales.

(1) Supply expected to start on April 1, 2007.

The supply contracts under which E.ON Energie’s regional energy companies (all are majority-owned) regularly order their required load for upcoming years have historically had relatively long terms. Typical supply contracts now last for one to three years. Potential alternative sources of electricity include the purchase of electricity from other utilities and auto-generation by municipalities, regional distributors or industrial customers. The regional distributors’ contracts with municipal utilities contain varying terms and conditions. Long-term concession contracts permit municipal utilities and regional distributors to supply electricity to residential customers within a municipality.

Gas.  E.ON Energie’s gas sales volume in Germany in 2006 amounted to 106.2 billion kWh compared with 100.5 billion kWh in 2005. The increase is mainly due to the impact of the first full year of results from GVT, which was consolidated in July 2005.

Heat.  E.ON Energie is one of the leading suppliers of district heating in Germany. It operates its own district heating networks and supplies several additional networks owned by other companies. E.ON Energie’s regional energy companies are also involved in district heat and steam delivery. E.ON Energie’s total district heat deliveries in Western Europe increased from 13.0 billion kWh in 2005 to 16.2 billion kWh in 2006, of which 11.3 billion kWh were supplied in Germany. The increase mainly reflects a business enlargement at E.ON Benelux (approximately 2.6 billion kWh).

Water.  E.ON’s regional water business is conducted through certain of its distribution companies, particularly E.ON Hanse, E.ON Avacon and E.ON Westfalen Weser.

Customers.  Through its subsidiaries and companies in which it has shareholdings, E.ON Energie serves approximately 9.5 million electricity customers in Germany. E.ON Energie’s German operations also supply approximately 1.9 million customers with gas and more than 0.5 million customers with water.

The Netherlands.  In the Netherlands, E.ON Benelux acquired the Dutch power and gas company NRE in 2005. In 2006, the company supplied approximately 1.7 TWh of electricity and approximately 4.0 TWh of gas to approximately 0.3 million electricity and gas customers in the Netherlands.

Italy.  Sales activities in Italy are conducted through E.ON Italia S.p.A. (“E.ON Italia”) (electricity) and Dalmine (electricity and gas). Both focus on industrial customers and local utilities. E.ON Italia is wholly owned by E.ON Energie. In 2006, E.ON Italia supplied 1.9 TWh of electricity. The 75.0 percent stake in Dalmine was acquired in December 2006 by EST. In 2006, the company supplied approximately 3.0 TWh of electricity and approximately 10.4 TWh of gas.

Trading

E.ON Energie has integrated its trading and wholesale operations into EST. An international team of traders buys and sells electricity on the spot and forward markets. E.ON Energie’s trading operations offer customized and standard products that are traded on a bilateral basis, as well as trading in standard exchange-traded instruments. EST’s trading focuses on Germany and continental Europe, including important European power exchanges such as the European Energy Exchange in Leipzig, the Amsterdam Power Exchange in the Netherlands, Powernext in France and the Energy Exchange Austria. EST also supplies cross border trading and risk management processes for optimizing international power procurement to E.ON Energie’s operations in Eastern Europe and is the procurer for E.ON Energie’s operations in Italy. As the central trading desk of the E.ON Energie group, EST is also responsible for CO2 emissions trading. For further information on CO2 emissions trading, see “ — Regulatory Environment — EU/Germany: General Aspects (Electricity and Gas) — Greenhouse Gas Emissions Trading.” The volume of CO2 emission certificates traded by EST amounted to 15.1 million tons in 2006 compared with 8.7 million tons in 2005.

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

E.ON Energie’s trading business has incorporated a complete and systematic risk management system in compliance with legal and regulatory requirements of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BAFin”), including the minimum requirements for risk management. An important aspect of the system is that the trading activities are monitored by a board independent from the trading operations. For more detailed information on E.ON Energie’s management of the risks related to its trading activities, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk Management.”

The volume of EST’s energy trading activities increased in 2006, reflecting higher liquidity and price volatility in the power markets. In addition, EST concluded a number of long-term contracts with industrial customers and regional and local utilities that allow the customers to purchase specified volumes of power for periods of up to 20 years at prices that are either fixed by the parties at the time of signing or indexed to fuel prices (predominantly coal). The following table sets forth the total volume of EST’s traded electric power in 2006 and 2005.

	2006	2005	%
	million	million	Change
Trading of Power	kWh	kWh	in Total

Power sold	201,543	164,109	+22.8
Power purchased	222,843	168,734	+32.1

Total	424,386	332,843	+27.5

Other

Consulting and Support Services.  E.ON Engineering GmbH offers internal and external consulting, planning and construction services in the energy sector in fields such as chemical analytics and electrical, mechanical and civil engineering, with a focus on conventional and renewable power generation, cogeneration, use of biomass, pipeline construction, development of energy strategies and CO2-emissions reduction. Building on their shareholdings in municipal and regional utilities, E.ON Energie and the regional distributors also establish partnerships and cooperative relationships with local authorities. E.ON Energie and the regional distributors operate their own electricity and gas supply systems, and provide the local authorities with consulting, technical and managerial support to promote the efficient use of electricity and gas. E.ON Facility Management GmbH (“E.ON Facility Management”) provides technical, commercial and infrastructural facility management services, mainly for E.ON Energie group companies. In August 2004, E.ON Facility Management purchased Arena One GmbH (“Arena One”), which operates in the areas of catering, event and facility management. Since its acquisition by E.ON Facility Management, Arena One has itself acquired another catering company. E.ON IS GmbH (“E.ON IS”) is the provider for all information technology services needed in the E.ON Group. The company also offers information technology services for third parties. E.ON IS is wholly-owned by the E.ON Group, with E.ON Energie holding a 60.0 percent stake, E.ON AG holding a 26.0 percent stake and E.ON Ruhrgas holding the remaining 14.0 percent stake.

Other Minority Shareholdings.  In the Alpine region, E.ON Energie owns a 21.0 percent equity interest and 20.0 percent voting interest in BKW FMB Energie AG (“BKW”), an integrated Swiss utility that owns important hydropower assets, as well as a single nuclear power station and interests in other nuclear power stations.

Eastern Europe

E.ON Energie has significant shareholdings in Hungary, the Czech Republic, Bulgaria, Romania and Slovakia, in which it has already built up a portfolio of activities. In Eastern Europe, E.ON Energie’s power generation facilities have a total installed capacity of approximately 490 MW, E.ON Energie’s attributable share of which is approximately 300 MW. National holding companies such as E.ON Hungária, E.ON Czech Holding AG and E.ON Bulgaria EAD coordinate E.ON Energie’s activities in the region.

In Hungary, E.ON Energie holds all of the shares (except for a “golden share” held by the Hungarian government) of the regional electricity distributors E.ON Dél-dunántúli Áramszolgáltató ZRt., E.ON Észak-dunántúli Áramszolgáltató ZRt. and E.ON Tiszántúli Áramszolgáltató ZRt. E.ON Hungária is active in the Hungarian sales market through its electricity and gas sales company E.ON Energiakereskedö Kft. In 2006, 2.5 million customers were provided with approximately 15.0 TWh of electricity. E.ON Energie also holds a 100.0 percent stake in the natural gas power generation companies Debreceni Kombinált Ciklusú Erömü Kft. (95 MW) and Nyíregyházi Kombinált Ciklusú Erömü Kft. (49 MW, scheduled to start production in April 2007). In March 2006, E.ON Hungária merged all of its small generation assets (an aggregate of 75 MW) into its wholly-owned subsidiary E.ON Energiatermelő Kft. In the gas sector, E.ON Energie holds a 98.1 percent stake in the gas distribution and supply company KÖGÁZ and a 99.9 percent stake in the gas distributor DDGÁZ. KÖGÁZ and DDGÁZ have been fully consolidated since April 2005. In 2006, the two companies provided approximately 0.6 million customers with approximately 15.4 TWh of gas. The agreement between E.ON Energie and RWE signed in February 2006, to swap certain of their respective shareholdings in Hungary and the Czech Republic, was closed in August 2006. Pursuant to this agreement, E.ON Energie acquired 49.9 percent of the shares of DDGÁZ and RWE acquired E.ON Energie’s 16.3 percent interest in Fövárosi Gázmüvek Részvénytársaság (“FÖGÁZ”). As of February 1, 2007, E.ON Hungária completed a reorganization to fulfill legal unbundling requirements. Business administration services are now in the newly-founded company E.ON Gazdasági Szolgáltató Kft., while the newly-founded companies E.ON Ügyfélszolgálati Kft. and E.ON Hálózati Szolgáltató Kft. handle customer services and network services, respectively. All sales activities are now carried out in E.ON Energiakereskedö Kft.

In the Czech Republic, E.ON Energie controls significant participations in the energy sector. As of January 1, 2005, E.ON Energie fulfilled legal unbundling requirements by creating three wholly-owned subsidiaries, E.ON Ceská republika, a.s., E.ON Distribuce, a.s. and E.ON Energie, a.s. On a combined basis, these companies provided approximately 1.4 million customers with approximately 11.9 TWh of electricity in 2006. Under the swap of shareholdings with RWE noted above, in the gas sector E.ON Energie increased its interest in the distributor JCP to 59.8 percent. After the swap, E.ON Energie acquired an additional 39.2 percent stake in JCP from Oberösterreichische Ferngas AG (“Oberösterreichische Ferngas”) and other minority shareholders. As of December 31, 2006, E.ON Energie held a 99.0 percent interest in JCP. In January 2007, E.ON Energie received the remaining 1.0 percent interest from a squeeze-out proceeding and now holds 100 percent of JCP. As part of the asset swap, E.ON Energie also acquired a 25.0 percent minority interest in Prazská plynárenská Holding, a.s. (“PPH”) and a 49.3 percent minority interest in the gas distributor Prazská plynárenská, a.s. (“PP”). In return, RWE received E.ON Energie’s interests in the distribution companies Stredoceska plynárenská a.s. (14.3 percent),

Severomoravská plynárenská a.s. (9.6 percent), Západoceská plynárenská a.s. (47.9 percent) and Východoceská plynárenská a.s. (16.5 percent). E.ON Energie now owns minority shareholdings in the distributors Jihomoravská plynárenská a.s. (43.7 percent) and PP (49.3 percent), as well as in the holding company PPH (49.0 percent). In the generation sector, in August 2006, E.ON Energie acquired a 66.0 percent interest in the combined heat and power plant Teplárna Otrokovice a.s. (“Teplárna Otrokovice”) from the energy group Czech Coal a.s. Teplárna Otrokovice has an installed capacity of approximately 50 MW, E.ON Energie’s attributable share of which is approximately 33 MW. Czech Coal is to retain a 34.0 percent interest in the entity, which is located in the eastern part of the country near the Slovak border.

In February 2005, E.ON Energie acquired 67.0 percent stakes in each of the two northeastern Bulgarian electricity distribution companies Elektrorazpredelenie Varna AD (“Varna”) and Elektrorazpredelenie Gorna Oryahovitza AD (“Gorna Oryahovitza”). The companies had combined sales of approximately 5.2 TWh and served approximately 1.2 million customers in 2006. As of January 1, 2007, the legal unbundling requirements were fulfilled through the foundation of E.ON Bulgaria Sales AD, which is now the sales company for the entire territory of northeastern Bulgaria, and E.ON Bulgaria Grid AD, which is now the distribution company for the entire territory of northeastern Bulgaria. The sales and distribution businesses of each of the former companies of Varna and Gorna Oryahovitza were integrated into these companies.

In September 2005, E.ON Energie acquired a 24.6 percent stake in the Romanian electricity distribution company Electrica Moldova S.A. (“Electrica Moldova”) — renamed E.ON Moldova S.A. (“E.ON Moldova”) — and simultaneously increased its stake in the company to 51.0 percent by subscribing to a capital increase. In 2006, the company sold approximately 3.3 TWh of electricity to approximately 1.4 million customers.

In 2002, E.ON Energie entered the Slovakian energy market by acquiring a 49.0 percent interest in the Slovakian electricity supplier Západoslovenská energetika a.s., which provided approximately 0.9 million customers with approximately 7.8 TWh of electricity in 2006.

In June 2006, E.ON Energie transferred its 20.3 percent interest in the eastern Lithuanian electricity distribution company Rytu Skirstomieji Tinklai to ERI.

E.ON Energie does not have interests in companies operating nuclear power plants other than those in Germany and Switzerland.

Competitive Environment

Since 1998, liberalization of the electricity markets in the EU has greatly altered competition in the German electricity market, which was formerly characterized by numerous strong competitors. Following liberalization, significant consolidation has taken place in the German market, resulting in three mergers of major interregional utilities in recent years: VEBA and VIAG forming E.ON, RWE and Vereinigte Elektrizitätswerke AG forming RWE (both in 2000) and Hamburgische Electricitäts-Werke AG/Bewag Berliner Kraft und Licht Aktiengesellschaft/VEAG/Lausitzer Braunkohle Aktiengesellschaft forming Vattenfall Europe in 2002. In 2006, E.ON, RWE, Vattenfall Europe and the other remaining major interregional utility, EnBW, supplied approximately two thirds of the total electricity production in Germany.

The interregional utilities own the high-voltage transmission lines in their traditional supply areas and are active in all phases of the electricity business. In addition to the interregional utilities, there are about 900 electric utilities in Germany at the state, regional and municipal level, many of which are partly or wholly owned by state or municipal governments. These utilities may be involved in various combinations of the generation, transmission, distribution and supply and trading functions. The liberalization of the electricity market in Germany has also led to new market structures with new market participants. The market for electricity has become more liquid and more competitive, and currently has the highest number of participants in continental Europe. Approximately 200 new market participants have entered the German market since 1998, with more than half of them engaged in electricity trading. The volume of electricity trading rose in 2006 (1,133 TWh at the European Energy Exchange’s Spot and Futures Market compared with 602 TWh in 2005). The European Energy Exchange has also become a benchmark for electricity prices in central Europe.

Liberalization of the electricity market in Germany caused wholesale and consequently end customer electricity prices to decrease in 1998, with significant declines in some market segments. These declines were largely due to aggressive price setting by new competitors and suppliers, as well as other factors such as significant power plant overcapacity in Germany and Europe and relatively high and increasing price transparency. The rate of price declines began to slow in the second half of 2000, and prices have increased since 2001 but have developed differently in each of the customer segments. According to the German Electricity Association, VDEW, in 2006 prices paid by household customers were about 14 percent higher than in the liberalization year 1998, while prices (including electricity tax) paid by industrial customers were still about 8 percent lower than in 1998. In 2006, wholesale electricity prices in Germany stayed at a high level, but showed greater volatility, largely due to variations in CO2 emission certificate prices. Some industrial customers were affected by the high wholesale prices, but others had already procured a lower price in 2004 or earlier. For this reason, the wholesale price increases did not affect the industrial customer segment to the same degree as household customers, who generally paid higher prices in 2006.

In addition to the effect of higher wholesale market prices, a significant factor in the overall price recovery are new or increased costs faced by electricity companies since the beginning of liberalization. Among these new or increased costs are the electricity tax (introduced in 1998 and subject to annual increases through 2003), duties and additional costs attributable to compliance with new legislation, including the Renewable Energy Law and Co-Generation Protection Law, as well as higher costs incurred in procuring balancing power to cover fluctuations in the availability of electricity from renewable resources such as wind. As most distributors have tried to pass these increases through to their customers, electricity prices have risen more rapidly than the associated margins for generators in recent years. Taxes and duties accounted for approximately 40 percent of German electricity prices for household customers in 2006, compared with about 25 percent before deregulation in 1998. Similarly, electricity taxes and duties increased from 2 percent of German electricity prices for industrial customers in 1998 to 19 percent in 2006. In view of recent developments in the commodity and fuel markets, E.ON Energie expects electricity prices in Germany to stabilize in 2007. E.ON Energie cannot exclude further price increases for end customers in 2007, which in most cases have to be approved by the relevant authorities. However, these price changes for end customers depend on the wholesale market prices for electricity. For information about court proceedings on price increases affecting some of E.ON Energie’s majority-owned regional distribution companies, see “Item 3. Key Information — Risk Factors.”

High environmental and nuclear safety standards, as well as high investments in new power plants, taxes on electricity, the requirements of the Co-Generation Protection Law and the Renewable Energy Law’s requirement that regional utilities purchase electricity generated from renewable resources impose a considerable burden on German electricity prices for end customers. E.ON Energie still believes that it will be able to compete effectively in Germany. In addition, E.ON Energie believes that the liberalization of the gas and electricity markets may open new business opportunities. However, E.ON Energie may be unable to compete as effectively as other electricity companies due to the factors described above, as well as due to regulatory changes described in “— Regulatory Environment.” Any of these or other factors could materially and adversely affect E.ON’s financial condition and results of operations. See also “Item 3. Key Information — Risk Factors.”

Outside Germany, the energy markets in which E.ON Energie operates are also subject to strong competition. In the countries of Eastern Europe where E.ON Energie has operations, full liberalization of the electricity and gas sales markets should be realized by July 1, 2007. This may alter competition in these electricity and gas markets, which could lead to decreasing end customer prices or to a loss of market shares. E.ON Energie cannot guarantee it will be able to compete successfully in electricity and gas markets where it already is present or in new electricity and gas markets it may enter.

PAN-EUROPEAN GAS

Overview

E.ON Ruhrgas is the lead company of the Pan-European Gas market unit and is responsible for all of E.ON’s non-retail gas activities in continental Europe. In terms of sales, E.ON Ruhrgas is one of the leading non-state-owned gas companies in Europe and the largest gas company in Germany. E.ON Ruhrgas’ principal business is the supply, transmission, storage and sale of natural gas. E.ON Ruhrgas also holds numerous stakes in German and other European gas transportation and distribution companies, as well as a small shareholding in Gazprom, Russia’s main natural gas exploration, production, transportation and marketing company. In 2006, the Pan-European Gas market unit recorded revenues of €25.0 billion (which included €2.1 billion in natural gas and electricity taxes that were remitted, directly or indirectly, to the German tax authorities) and adjusted EBIT of €2.1 billion. €17.0 billion of the Pan-European Gas market unit’s 2006 revenues were generated in Germany and €8.0 billion was generated abroad (measured by location of customer).

In 2006, E.ON Ruhrgas entered into the following significant transactions:

•	In March 2006, ERI completed the acquisition of 100 percent of the gas trading and gas storage businesses of the Hungarian oil and gas company MOL by acquiring ownership interests in MOL Földgázellátó Rt. and MOL Földgáztároló Rt. (which have since been renamed E.ON Földgaz Trade and E.ON Földgaz Storage). The acquisition of MOL’s 50.0 percent interest in the gas importer Panrusgáz was completed at the end of October 2006.

•	In July 2006, E.ON Ruhrgas signed a framework agreement with OAO Gazprom memorializing the basic understanding of the parties regarding the swap of the following assets: E.ON Ruhrgas to receive 25.0 percent minus one share in the Severneftegazprom joint venture company, which holds the exploration and production license for the Yushno Russkoje gas field in Russia and Gazprom to receive 50.0 percent minus one share in each of E.ON Földgaz Trade and E.ON Földgaz Storage and 25.0 percent plus one share in E.ON Hungária. Any difference in the agreed value of the assets to be exchanged is to be settled, as applicable, by Gazprom through a cash payment and/or by E.ON through the payment of cash or E.ON Ordinary Shares (with Gazprom being able to select the method of payment). However, the timing of these transfers and the precise terms on which they are to be executed have yet to be determined.

•	In December 2006, Thüga Aktiengesellschaft (“Thüga”) agreed with EnBW to sell certain shareholdings to EnBW group companies. The transfer of the shareholdings is expected to take place in the first half of 2007.

Operations

Through E.ON Ruhrgas AG and its subsidiaries, E.ON Ruhrgas is primarily engaged in the following segments of the gas industry:

Supply:	The purchase of natural gas under long-term contracts with foreign and domestic producers, including the Russian gas company Gazprom, the world’s largest gas producer in terms of volume, in which E.ON Ruhrgas holds a small shareholding. E.ON Ruhrgas also engages in gas exploration and production activities and, to supplement its supply as well as its sales business, in a limited amount of trading activities;
Transmission:	The transmission of gas within Germany via a network of approximately 11,400 km of pipelines in which E.ON Ruhrgas holds an interest;
Storage:	The storage of gas in a number of large underground natural gas storage facilities; and
Sales:	The sale of gas within Germany to supraregional and regional distributors, municipal utilities and industrial customers, as well as the delivery of gas to a number of customers in other European countries.

In addition to its natural gas supply, transmission, storage and sales businesses, E.ON Ruhrgas owns numerous shareholdings in integrated gas companies, gas distribution companies and municipal utilities through its subsidiaries ERI and Thüga. ERI holds both majority and minority shareholdings in German and European energy companies, while Thüga holds primarily minority shareholdings in 93 regional and municipal electricity and gas utilities in Germany, as well as majority and minority shareholdings in a number of Italian gas distribution and sales companies.

For financial reporting purposes, the Pan-European Gas market unit is divided into three business units: Up-/Midstream, Downstream Shareholdings and Other/Consolidation. The Up-/Midstream business unit reflects the results of the supply, transmission, storage and sales businesses, with the midstream operations essentially including all of the supply and sales businesses other than exploration and production activities. The Downstream Shareholdings business unit reflects the results of ERI and Thüga. Other/Consolidation includes consolidation effects.

The following table provides information about purchases and sales of natural gas and coke oven gas by E.ON Ruhrgas’ midstream operations for the years 2006 and 2005. The difference between gas supplies and gas sales in any given period is due to storage and metering differences and occurs routinely.

	Total 2006		Total 2005
Purchases	billion kWh	%	billion kWh	%

Imports	609.9	84.4	580.0	84.5
German sources	113.3	15.6	106.1	15.5

Total	723.2	100.0	686.1	100.0

Sales
Domestic distributors	318.7	44.9	323.7	46.9
Domestic municipal utilities	163.1	23.0	160.9	23.3
Domestic industrial customers	67.6	9.5	70.4	10.2
Sales abroad	160.3	22.6	135.2	19.6

Total	709.7	100.0	690.2	100.0

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

The increase in total sales volume in 2006 is attributable to an increase in sales abroad, especially to customers in Sweden (including E.ON Sverige) and Denmark, short-term trading transactions in the United Kingdom and increased sales in France; the sales increase is primarily reflected in an increase in imports in 2006. For more information on E.ON Ruhrgas’ gas supply contract with E.ON Sverige, see “— Nordic — Operations.”

Supply

E.ON Ruhrgas purchases nearly all of its natural gas from producers in six countries: Russia, Norway, the Netherlands, Germany, the United Kingdom and Denmark. In 2006, E.ON Ruhrgas purchased a total of 723.2 billion kWh of gas, of which approximately 84.4 percent was imported and approximately 15.6 percent was purchased from German producers. E.ON Ruhrgas was the largest gas purchaser in Germany in 2006, acquiring more than half of the total volume of gas purchased for the German market. Of the 723.2 billion kWh of gas purchased in 2006, E.ON Ruhrgas bought approximately 27.2 percent from Norway and approximately 24.7 percent from Russia, its two largest suppliers. The following table provides information on the amount of gas purchased from each country and its percentage of the total volume of gas purchased by the midstream operations in the years 2006 and 2005:

	Total 2006		Total 2005
Sources of Gas	billion kWh	%	billion kWh	%

Germany	113.3	15.6	106.1	15.5
Russia	178.4	24.7	193.5	28.2
Norway	196.5	27.2	188.4	27.5
The Netherlands	137.5	19.0	139.0	20.2
United Kingdom	67.2	9.3	34.1	5.0
Denmark	22.9	3.2	23.7	3.4
Others(1)	7.4	1.0	1.3	0.2

Total	723.2	100.0	686.1	100.0

(1)	Italy, France, Austria, Hungary and Slovakia.

In the table above, purchase volumes are presented for all periods excluding relatively small amounts of gas that E.ON Ruhrgas does not consider part of its primary supply business, including volumes handled for third parties. In addition, these gas volumes do not include gas volumes attributable to ERI or Thüga.

As is typical in the gas industry, these purchases were primarily made under long-term supply contracts that E.ON Ruhrgas has with one or more gas producers in each country. Purchases under such contracts provided for nearly all of the gas bought by E.ON Ruhrgas in 2006; the remaining amounts were purchased on international spot markets or pursuant to short-term contracts. E.ON Ruhrgas’ current long-term contracts with fixed terms (so-called “supply”-type contracts) have termination dates ranging from 2007 to 2036 (subject in certain cases to automatic extensions unless either party gives notice of termination), while so-called “depletion”-type contracts terminate upon the exhaustion of economic production from the relevant gas field. E.ON Ruhrgas believes that its existing contracts secure the supply of a total volume of approximately 13.5 trillion kWh of natural gas over the period to 2036. As is standard in the gas industry, the price E.ON Ruhrgas pays for gas under these contracts is calculated on the basis of complex formulas incorporating variables based upon current market prices for fuel oil, gas oil, coal and/or other competing fuels, with prices being automatically re-calculated periodically, usually monthly or quarterly. The contracts also generally provide for formal revisions and adjustments of the price or business terms to reflect changes in the market (in many cases expressly including changes in the retail market for natural gas and competing fuels), generally providing that such revisions may only be made once every few years unless the parties agree otherwise. Claims for revision are subject to binding arbitration in the event the parties cannot agree on the necessary adjustments. Certain contracts also provide E.ON Ruhrgas with the possibility of buying specified quantities of gas at prices linked to those on international spot markets. The contracts also require E.ON Ruhrgas to pay for specified minimum quantities of gas even if it does not take delivery of such quantities, a standard gas industry practice known as “take or pay.” Take-or-pay quantities are generally set at approximately 80 percent of the firm contract quantities. To date, E.ON Ruhrgas has been able to avoid the application of these take-or-pay clauses in nearly all cases. The contracts also include quality and availability provisions (together with related discounts for non-compliance), force majeure provisions and other industry standard terms. E.ON Ruhrgas also has short-term arrangements with some of its suppliers, which provided less than 3 percent of E.ON Ruhrgas’ gas supply in 2006. E.ON Ruhrgas generally takes delivery of the gas it imports at the point at which the relevant pipeline crosses the German border. For additional information on these contractual obligations, see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations.”

In the medium and long term, rising demand for gas in Europe, combined with falling indigenous production in European countries, particularly in the United Kingdom, will lead to a greater reliance on imports by European gas wholesalers. Accordingly, in the near future, gas producers will have to invest, in some cases quite considerably, in expanding their production capacities. In addition, the natural decline in output from older fields will need to be made up by the development of new fields. E.ON Ruhrgas believes that long-term gas purchase contracts will remain crucial to European gas supplies, ensuring a fair balance of risks between producers and importers. E.ON Ruhrgas believes the price adjustment provisions in such contracts ensure sufficient supplies of gas at competitive prices, while the take or pay provisions give producers the necessary long-term security for investing. The economic significance of such contracts has been acknowledged by the German government and, in principle, by the European Commission, and E.ON Ruhrgas seeks to balance its purchase and sale obligations so as to minimize risk. For information about risks relating to long-term gas supply contracts, see “Item 3. Key Information — Risk Factors.”

E.ON Ruhrgas’ supply sources are discussed below on a country-by-country basis.

Russia.  In 2006, E.ON Ruhrgas purchased 178.4 billion kWh of gas, or 24.7 percent of its total gas purchased, from Russia. Russia is the largest supplier of natural gas to E.ON Ruhrgas, while E.ON Ruhrgas is the second-largest purchaser of gas from Russia. As with most of its gas imports, E.ON Ruhrgas takes ownership of its Russian gas when it reaches the German border.

All of E.ON Ruhrgas’ purchases of Russian natural gas are made pursuant to long-term supply contracts with OOO Gazexport (now Gazprom export), the subsidiary of Gazprom responsible for exports. E.ON Ruhrgas holds a 3.5 percent direct interest in Gazprom; an additional stake of 2.9 percent in Gazprom is attributable to E.ON Ruhrgas on the basis of contractual arrangements relating to its minority interest in a Russian entity that holds these shares. E.ON Ruhrgas considers its shareholding in Gazprom to be an important element supporting its long-term supply relationship with Gazprom, which is the world’s largest gas producer, having produced approximately 5.7 trillion kWh of gas in 2006. E.ON Ruhrgas expects the importance of Russian gas exports for Europe to increase as the indigenous production of important European supply countries decreases. Gazprom has indicated it will flexibly cover about one third of E.ON Ruhrgas’ gas requirements for the German market until 2030. In July 2004, E.ON and Gazprom signed a

Memorandum of Understanding for a deepened strategic cooperation between the parties, pursuant to which E.ON, Gazprom and BASF AG (“BASF”) signed a basic agreement on the construction of the Nord Stream pipeline from Vyborg, Russia to Greifswald, Germany through the Baltic Sea in September 2005. In August 2006, the final shareholders’ agreement was signed. For details, see “— Transmission and Storage — Pipelines.”

In August 2006, E.ON and Gazprom finalized a series of agreements in Moscow. These agreements, which comprise extensions of existing contracts and a new supply contract, provide for the delivery of an aggregate of approximately 400 billion cubic meters (“m3”) of gas through 2036, and E.ON believes that these contracts represent an important contribution towards safeguarding long-term European gas supplies. The annual deliveries of approximately 24 billion m3 are equivalent to one third of the gas volume currently purchased by E.ON Ruhrgas. The two companies signed 15-year extensions of the existing contracts with Waidhaus, Germany as delivery point through 2035, as well as a new supply contract for additional gas to be delivered via the Nord Stream pipeline from 2010/2011 onwards.

Norway.  In 2006, E.ON Ruhrgas purchased 196.5 billion kWh, or 27.2 percent of its total gas purchased, from Norwegian sources. E.ON Ruhrgas has supply contracts with a number of major Norwegian and international energy companies that hold concessions for the exploitation of Norwegian gas fields. Some of the contracts are of the “depletion”-type while others are “supply”-type contracts. E.ON Ruhrgas takes delivery of its Norwegian supplies mainly at the gas import points near Emden along the German North Sea coast.

The Netherlands.  In 2006, E.ON Ruhrgas purchased 137.5 billion kWh, or 19.0 percent of its total gas purchased, pursuant to a single long-term supply contract with GasTerra B.V. This contract provides E.ON Ruhrgas with a certain degree of flexibility in managing its supply portfolio. E.ON Ruhrgas believes such flexibility is particularly important in this case, as the Dutch gas fields are relatively close to the end consumers of E.ON Ruhrgas’ imports, making it more economically viable for E.ON Ruhrgas to react to changes in market demand by varying contract quantities. E.ON Ruhrgas takes delivery of Dutch gas at the German border.

Germany.  In 2006, E.ON Ruhrgas purchased 113.3 billion kWh, or 15.6 percent of its total gas purchased, from domestic gas production companies. E.ON Ruhrgas has long-term supply contracts for German natural gas with ExxonMobil Gas Marketing Deutschland GmbH (formerly Mobil Erdgas-Erdöl GmbH), ExxonMobil Gas Marketing Deutschland GmbH & Co. KG (50 percent of former Britta Erdgas und Erdöl GmbH (“BEB”)), Shell Erdgas Marketing GmbH & Co. KG (50 percent of former BEB), Gaz de France Produktion Exploration Deutschland GmbH (formerly Preussag Energie GmbH) and RWE Dea AG. A number of the contracts provide E.ON Ruhrgas with significant additional flexibility by providing for the supply of minimum and maximum quantities of gas, rather than a single fixed amount. E.ON Ruhrgas expects the volume of gas it purchases from domestic sources to decline over the coming years due to the depletion of German gas fields.

United Kingdom.  In 2006, E.ON Ruhrgas purchased 67.2 billion kWh, or 9.3 percent of its total gas purchased, from U.K. sources. These quantities were partly purchased from BP Gas Marketing Ltd under a long-term supply contract, partly purchased on the spot short-term market and partly received as “equity gas” through E.ON Ruhrgas’ subsidiary E.ON Ruhrgas UK Exploration and Production Limited (“E.ON Ruhrgas UK”), which has interests in U.K. gas fields and infrastructure. See “— Exploration and Production” below for more information on E.ON Ruhrgas UK.

In contrast to much of its other imported gas, which E.ON Ruhrgas generally takes ownership of at the German border, E.ON Ruhrgas takes delivery of its purchased U.K. gas supplies partly at Bacton and Easington terminals in the United Kingdom and partly at Zeebrugge terminal in Belgium. Gas from the U.K. gas fields is transported to Belgium through the undersea gas pipeline run by the project company Interconnector (U.K.) Limited (“Interconnector”).

Denmark.  In 2006, E.ON Ruhrgas purchased 22.9 billion kWh, or 3.2 percent of its total gas purchased, from the Danish supplier DONG Energy A/S (“DONG”), with which E.ON Ruhrgas has long-term supply contracts. E.ON Ruhrgas takes delivery of Danish gas at the German-Danish and Swedish-Danish border.

Trading

In order to optimize and manage price risks of its long-term gas portfolio, E.ON Ruhrgas engages in gas, oil and coal trading. The gas trading activities are concentrated at the national balancing point in the United Kingdom, at the Zeebrugge hub in Belgium and at the Title Transfer Facility in the Netherlands (and, since October 2006, at the Virtuelle Handelspunkte in Germany), and are mainly handled via brokers participating in open markets. Financial, oil and coal trading activities are undertaken mainly for hedging purposes. Proprietary trading is marginal compared to asset-based trading.

E.ON Ruhrgas’ total traded gas volume for 2006 was 10.1 percent of total E.ON Ruhrgas sales, as compared with 5.9 percent in 2005, with the increase being attributable to increased hedging activities reflecting the expansion of the arbitrage business in the markets in the United Kingdom, Belgium and the Netherlands.

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

United Kingdom.  In the United Kingdom, E.ON Ruhrgas operates through its subsidiary E.ON Ruhrgas UK, which directly holds mainly minority interests in a number of gas production fields, exploration blocks and pipelines in the British North Sea. In addition, E.ON Ruhrgas UK is the sole shareholder of E.ON Ruhrgas UK North Sea Limited (“E.ON Ruhrgas North Sea”) and its subsidiaries, which own interests in 16 gas fields and two pipeline systems as well as a trading business.

In 2006, the E.ON Ruhrgas UK group produced 7.7 billion kWh (725 million m3) of gas, compared with 5.3 billion kWh (479 million m3) of gas in 2005. The 45 percent increase reflects the first full year of production from the assets in which E.ON Ruhrgas North Sea holds an interest, which were acquired in November 2005. In addition, the E.ON Ruhrgas UK group produced 2.7 million barrels of liquids (oil and condensate) in 2006, compared with 2.5 million barrels in 2005. The Hunter and Glenelg fields started production in January and March 2006, respectively. At the end of 2006, the Merganser gas and condensate field also commenced production. In summer 2006, E.ON Ruhrgas North Sea successfully drilled and tested the Babbage appraisal well, its first well under own operatorship (its interest in the Babbage field is 47.0 percent).

The following table shows the name of each producing field in which the E.ON Ruhrgas UK group holds an interest, E.ON’s ownership interest in the field, and the date each field commenced production:

E.ON Ruhrgas UK Group

	E.ON Share
Name of Producing Field	in %	Start-up Date

Ravenspurn North	28.75	July 1990
Caister	40.0	October 1993
Johnston	50.107	September 1994
Schooner	4.83	September 1996
Elgin/Franklin	5.2	April 2001
Scoter	12.0	December 2003
Hunter	79.0	January 2006
Glenelg	18.57	April 2006
Merganser	7.9185	December 2006

The E.ON Ruhrgas UK group received its share of production from all of the producing fields in which it owned an interest in 2006.

Norway.  E.ON Ruhrgas operates in Norway through its subsidiary E.ON Ruhrgas Norge AS (“E.ON Ruhrgas Norge”). E.ON Ruhrgas Norge owns 30.0 percent of the Njord oil and gas field. Currently, gas from this field is being re-injected to increase the rate of oil recovery. E.ON Ruhrgas Norge obtained 2.6 million barrels of oil as a result of its stake in 2006 which were sold on the market. The field is currently expected to begin producing gas for sale later in 2007. To expand its business further, E.ON Ruhrgas Norge has applied for and received operator qualification on the Norwegian Shelf.

Russia.  As noted above, in July 2006 E.ON Ruhrgas and Gazprom signed a framework agreement on the exchange of assets in the sectors of gas exploration and production as well as gas sales and trading and power. As part of this agreement, E.ON Ruhrgas will acquire a stake of 25.0 percent minus one share in the company Severneftegazprom, which holds the exploration and production license for the Yushno Russkoje gas field in Siberia.

Liquefied Natural Gas

LNG, which is liquefied in the gas producing country, transported by tanker and then converted back into gas at the receiving terminal, is an alternative to gas deliveries by pipeline. E.ON Ruhrgas is currently conducting a study on the construction of an LNG unloading and regasification terminal in Wilhelmshaven which would be Germany’s first such facility. E.ON Ruhrgas has a majority shareholding in Deutsche Flüssigerdgas Terminal Gesellschaft mbH, which owns property to build the terminal in Wilhelmshaven, which, if built, could handle upon completion as much as 5 billion m3 of natural gas per year and would have the flexibility to handle another 5 billion m3 if required. According to initial calculations, the investments required would total approximately €695 million. No decision to build the terminal has yet been made, though its construction would be in line with E.ON’s strategy of expanding its sources of natural gas with the goal of enhancing the security of its supply.

E.ON Ruhrgas and ADRIA LNG Study Company (whose current shareholders are OMV, TOTAL, RWE Transgas, INA and Geoplin) have agreed to prepare joint feasibility studies for the construction of an LNG regasification terminal in Croatia by signing a cooperation agreement. The studies are to be based on investigations already started in 1995 and will lay the foundations for a decision on what would be a major infrastructure project.

Transmission and Storage

E.ON Ruhrgas AG’s technical infrastructure in Germany is comprised of pipelines and transport compressor stations (together, the “transmission system”), as well as underground gas storage facilities (including storage compressor stations) owned by E.ON Ruhrgas AG, those co-owned directly by E.ON Ruhrgas AG and other gas companies, and those owned by project companies in which E.ON Ruhrgas AG holds an interest.

Project companies are entities E.ON Ruhrgas AG has set up with German or European gas companies for a special purpose, such as establishing a pipeline connection between two countries or building and operating underground gas storage facilities. The following table provides more information on the E.ON Ruhrgas AG share in each of its German project companies as of December 31, 2006:

E.ON
Ruhrgas Share
Project Company	%

DEUDAN (DEUDAN — Deutsch/Dänische Erdgastransport-Gesellschaft mbH & Co. KG)	25.0
EGL (Etzel Gas-Lager GmbH & Co.)	74.8
GHG (GHG-Gasspeicher Hannover Gesellschaft mbH)	13.2
MEGAL (MEGAL Mittel-Europäische-Gasleitungsgesellschaft mbH & Co. KG)	51.0
METG (Mittelrheinische Erdgastransportleitungsgesellschaft mbH)	100.0
NETG (Nordrheinische Erdgastransportleitungsgesellschaft mbH & Co. KG)	50.0
NETRA (NETRA GmbH Norddeutsche Erdgas Transversale & Co. KG)	40.6
TENP (Trans Europa Naturgas Pipeline GmbH & Co. KG)	51.0

The E.ON Ruhrgas AG underground storage facilities are operated by E.ON Ruhrgas AG as storage system operator. The E.ON Ruhrgas AG transmission system is operated by E.ON Gastransport, a wholly-owned subsidiary of E.ON Ruhrgas AG, as transmission system operator. The underground storage facilities and the transmission system, based on service contracts, are monitored and maintained largely by E.ON Ruhrgas AG. The transmission system is used to transport the gas that E.ON Ruhrgas and third party customers receive from suppliers at gas import points on the German border or at other supply points within Germany to customers or to storage facilities for later use.

In accordance with Germany’s energy law, the transmission system has been leased out to E.ON Gastransport together with all transmission rights and rights of beneficial use that E.ON Ruhrgas AG possesses in respect of third party transmission systems in Germany. For more information on Germany’s new energy law, see “— Regulatory Environment — EU/Germany: General Aspects (Electricity and Gas).” For more information on E.ON Gastransport, see “ — E.ON Gastransport” below.

The following map shows the pipelines as well as the location of compressor stations, gas storage facilities and field stations belonging to E.ON Ruhrgas AG’s technical infrastructure:

E.ON Ruhrgas AG’s Technical Infrastructure

As shown in the map above, E.ON Ruhrgas AG’s transmission system and its underground storage facilities are located primarily in western Germany, the historical center of E.ON Ruhrgas’ operations.

Pipelines.  As of the end of 2006, E.ON Ruhrgas AG owned gas pipelines totaling 6,556 km and co-owned gas pipelines totaling 1,543 km with other companies. In addition, German project companies in which E.ON Ruhrgas AG holds an interest owned gas pipelines totaling 3,306 km at the end of 2006.

The following table provides more information on E.ON Ruhrgas AG’s pipelines in Germany as of December 31, 2006:

		Maintained
	Total	by E.ON Ruhrgas AG
Pipelines	km	km

Owned by E.ON Ruhrgas AG	6,556	6,234
Co-owned pipelines	1,543	604
DEUDAN (PC)	110	0
EGL (PC)	67	67
MEGAL (PC)	1,080	1,080
METG (PC)	425	425
NETG (PC)	285	144
NETRA (PC)	341	106
TENP (PC)	998	998
Companies in which E.ON Ruhrgas AG holds a stake through its subsidiaries ERI and Thüga	—	2,032
Owned by third parties	—	1,034

Total in Germany	11,405	12,724

(PC)	project company

E.ON Ruhrgas AG’s share in the use of any particular pipeline it does not wholly own is determined by contract and is not necessarily related to E.ON Ruhrgas AG’s interest in the pipeline. E.ON Ruhrgas AG’s pipeline network is comprised of pipeline sections of varying diameters originally built according to the estimated capacity needed for the relevant section of the system. Currently, the pipeline network comprises 2,012 km of pipelines with a diameter of less than or equal to 300 millimeters, 3,054 km of pipelines with a diameter of more than 300 and less than or equal to 600 millimeters, 3,002 km of pipelines with a diameter of more than 600 and less than or equal to 900 millimeters, and 3,337 km of pipelines with a diameter of more than 900 and less than or equal to 1,200 millimeters.

In 2006, E.ON Ruhrgas AG maintained 6,234 km of its own pipelines, 604 km of co-owned pipelines, 1,034 km of pipelines owned by third parties and 2,032 km of pipelines owned by companies in which E.ON Ruhrgas AG holds a stake through its subsidiaries ERI and Thüga, as well as 2,820 km of pipelines owned by project companies in which E.ON Ruhrgas AG holds an interest. In total, E.ON Ruhrgas AG maintained (including providing local monitoring) 12,724 km of pipelines in 2006. For information on pipeline monitoring and maintenance, see “— Monitoring and Maintenance” below.

In addition to E.ON Ruhrgas AG’s German transmission system, E.ON Ruhrgas has a 23.59 percent interest in Interconnector, a U.K. project company that owns the Interconnector transmission system, comprising a 235 km undersea gas pipeline from the United Kingdom to Belgium, a transport compressor station at Bacton (four units with a total installed capacity of approximately 116 MW) and a compressor station at Zeebrugge (four units with a total installed capacity of approximately 140 MW).

In July 2004, E.ON Ruhrgas acquired a 20.0 percent interest in BBL Company V.O.F., a Dutch project company founded in July 2004, which built a second undersea transmission system between continental Europe and the United Kingdom. This transmission system (comprising a 235 km undersea pipeline and a compressor station at Balgzand — three units with a total installed capacity of approximately 69 MW), which links Balgzand in the Netherlands to Bacton in the United Kingdom, started operation in December 2006.

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

In Romania, E.ON Ruhrgas has a 51.0 percent stake in the Romanian gas supplier E.ON Gaz România S.A. (“E.ON Gaz România”), the former S.C. Distrigaz Nord S.A. (“Distrigaz Nord”). E.ON Gaz România is active in gas distribution and supply in northern Romania; it owns gas pipelines totaling approximately 10,000 km and operates gas pipelines totaling 18,065 km.

In August 2006, Gazprom, E.ON Ruhrgas and Wintershall Aktiengesellschaft (“Wintershall”) signed the Final Shareholders’ Agreement providing for the construction of the Nord Stream pipeline (formerly the North European Gas Pipeline), which is planned to connect Vyborg on Russia’s Baltic coast with Greifswald on the German Baltic coast, thereby providing an additional undersea route for the supply of Russian natural gas to Germany, as compared with the current land routes through Ukraine and Poland. The three joint venture partners have formed the Swiss company Nord Stream AG, in which Gazprom holds a 51.0 percent interest and E.ON Ruhrgas and Wintershall each hold 24.5 percent stakes. For a limited period of time, Gazprom has the option to request that Wintershall and E.ON Ruhrgas each assign up to a 4.5 percent interest in the company to an entity designated by Gazprom, which would therefore become the fourth joint venture partner. The Final Shareholders’ Agreement has not become formally effective yet. It is not expected that the first pipeline could be completed before 2010 at the earliest. The current estimates of E.ON Ruhrgas’ share of the expected cost of the complete project are in the range of approximately €1.8 billion (assuming that E.ON Ruhrgas retains a 24.5 percent stake in Nord Stream).

Compressor Stations.  Compressor stations are used to produce the pressure necessary to transport gas through pipelines and to inject gas into underground storage facilities. E.ON Ruhrgas AG owns or co-owns 15 compressor stations, nine operating for gas transportation purposes (with a total installed capacity of 305 MW), and six for gas storage purposes (with a total installed capacity of 79 MW). German project companies in which E.ON Ruhrgas AG holds an interest own an additional 17 transport compressor stations with a total installed capacity of 591 MW and two storage compressor stations with a total installed capacity of 17 MW. In 2006, E.ON Ruhrgas AG provided monitoring and maintenance services under service contracts for the nine transport compressor stations leased out to E.ON Gastransport and 13 transport compressor stations of the project companies. E.ON Ruhrgas AG also operated, monitored and maintained its six compressor stations operating for gas storage purposes. The current installed capacity of the compressor stations monitored and maintained by E.ON Ruhrgas AG totals 907 MW.

The following table provides more information about E.ON Ruhrgas AG’s and its project companies’ gas compressor stations in Germany as of December 31, 2006:

					Installed Capacity
					of Compressor Units
				Compressor Units	Monitored and
			Total Installed	Monitored and	Maintained
	Compressor	Compressor	Capacity	Maintained by	by E.ON Ruhrgas AG
Owned or Co-owned by	Stations	Units	MW	E.ON Ruhrgas AG	MW

E.ON Ruhrgas AG (transportation and storage)	15	44	384	44	384
DEUDAN (PC) (transportation)	2	4	16	0	0
EGL (PC) (storage)	1	2	13	0	0
GHG Hannover (PC) (storage)	1	3	4	0	0
MEGAL (PC) (transportation)	5	19	201	19	201
METG (PC) (transportation)	2	11	131	11	131
NETG (PC) (transportation)	2	5	50	2	20
NETRA (PC) (transportation)	2	5	42	3	20
TENP (PC) (transportation)	4	15	151	15	151

Total in Germany	34	108	992	94	907

(PC)	project company

Due to the complexity of the transmission system, together with transmission rights and rights of beneficial use, as well as the number and complexity of factors influencing pipeline utilization, such as temperature, the volume of gas transported and the availability of compressor units, no meaningful data on the utilization of the transmission system is available. E.ON Ruhrgas AG had sufficient pipeline capacity in prior years and booked sufficient pipeline capacity in 2006. E.ON Ruhrgas AG believes that a shortage of pipeline capacity is not a material risk in the foreseeable future.

Storage.  Underground gas storage facilities are generally used to balance gas supplies and heavily fluctuating demand patterns. For example, the gas sent out by E.ON Ruhrgas AG on a cold winter day is roughly four times as high as that on a hot summer day, while the flow of gas produced and purchased is much more constant. For this reason, E.ON Ruhrgas AG injects gas into storage facilities during warm weather periods and withdraws it in cold weather periods to cope with peak demand. E.ON Ruhrgas AG stores gas in large underground gas storage facilities, which are located in porous rock formations (depleted gas fields or aquifer horizons) or in salt caverns. Underground gas storage facilities consist of an underground section (cavity or porous rock and wells) and an above-ground part, namely the storage compressor station. As of the end of 2006, E.ON Ruhrgas AG owned five storage facilities, co-owned another two storage facilities and leased capacity in two storage facilities in order to meet its gas storage requirements. In addition, E.ON Ruhrgas AG had storage capacity available through two project companies in which it is a shareholder. Through these owned, co-owned, leased and project company storage facilities, a working gas storage capacity of approximately 5.2 billion m3 was available to E.ON Ruhrgas AG in 2006. Due to the number and complexity of factors influencing storage utilization, particularly temperature and the terms of supply and delivery contracts, E.ON Ruhrgas does not consider data on the utilization of gas storage capacity to be meaningful. E.ON Ruhrgas AG had sufficient storage capacity available both in 2006 and in prior years and does not consider a shortage of gas storage capacity to be a material risk in the foreseeable future. However, depending on a number of factors such as future gas sent out, E.ON Ruhrgas AG’s gas supply and delivery situation and further gas sales potential in European countries other than Germany, E.ON Ruhrgas AG intends to increase working gas capacity by enlarging existing storage facilities, building new facilities and by leasing additional gas storage capacity in the future. For information about risks related to the reliability of gas supplies, see also “Item 3. Key Information — Risk Factors.” The following table provides more information about E.ON Ruhrgas AG’s underground gas storage facilities, all of which are situated in Germany, as of December 31, 2006:

		E.ON Ruhrgas		E.ON Ruhrgas
	E.ON Ruhrgas	AG’s Share in		AG’s Share in
	AG’s Share in	Maximum		Storage Facility
	Working	Withdrawal		or in the	Operated by
Underground Storage	Capacity	Rate (thousand		Project Company	E.ON
Facilities	(million m3)	m3/hour)	Owned by	%	Ruhrgas AG

Bierwang(P)	1,360	1,200	E.ON Ruhrgas AG	100.0	Yes
Empelde(C)	18	47	GHG-Gasspeicher Hannover Gesellschaft mbH(PC)	13.2	—
Epe(C)	1,641	2,450	E.ON Ruhrgas AG	100.0	Yes
Eschenfelden(P)	48	87	E.ON Ruhrgas AG/N-ERGIE AG	66.7	Yes
Etzel(C)	375	987	Etzel Gas-Lager GmbH & Co. (PC)	74.8	—
Hähnlein(P)	80	100	E.ON Ruhrgas AG	100.0	Yes
Krummhörn(C)(1)	0	0	E.ON Ruhrgas AG	100.0	Yes
Sandhausen(P)	15	23	E.ON Ruhrgas AG/Gasversorgung Süddeutschland GmbH	50.0	Yes
Stockstadt(P)	135	135	E.ON Ruhrgas AG	100.0	Yes
Breitbrunn(P)	992 (2)	520	RWE Dea AG/ExxonMobil Gasspeicher Deutschland GmbH(3)/ E.ON Ruhrgas AG(4)	Leased (3)	Yes (4)
Inzenham-West(P)	500	300	RWE Dea AG	Leased	—

Total	5,164	5,849

(C)	salt cavern

(P)	porous rock

(PC)	project company

(1)	Currently out of service for repairs/adjustments.

(2)	970 million m3 was contractually guaranteed in 2005/06; 992 million m3 is the current working gas capacity available to E.ON Ruhrgas AG.

(3)	Underground section.

(4)	Above ground part, particularly the storage compressor station.

In addition, the Hungarian company E.ON Földgáz Storage owns five underground gas storage facilities in Hungary with a total working gas storage capacity of about 3,500 million m3.

Monitoring and Maintenance.  In 2006, E.ON Ruhrgas AG carried out for itself and under service contracts for E.ON Gastransport and some of the project companies E.ON Ruhrgas AG holds an interest in, monitoring and maintenance services for almost all of E.ON Ruhrgas AG’s transmission system and its underground storage facilities.

Transmission system and underground storage monitoring operations are centered at E.ON Ruhrgas AG’s and E.ON Gastransport’s dispatching facilities in Essen. Among other tasks, the center keeps the technical infrastructure under continual surveillance, handles all reports of disturbances in the system and arranges for the necessary response to any disturbance report. In 2006, E.ON Ruhrgas AG performed this kind of system monitoring for about 12,700 km of pipelines, 23 transport compressor stations, one storage compressor station and seven underground storage facilities. Management of operations, general maintenance (including local monitoring) and troubleshooting are handled by the E.ON Ruhrgas AG field stations and facilities located along the network. E.ON Ruhrgas AG also deploys mobile units from these stations and facilities to carry out maintenance and repair work. For certain sections of pipelines, primarily those where no field station or facility is located nearby, maintenance (including local monitoring) is performed by third parties under service contracts. E.ON Ruhrgas AG’s dispatching, monitoring and maintenance processes are regularly certified under International Standards Organization (“ISO”) 9001:2000 (quality management), ISO 14001 (environmental management), OHSAS 18001, an Occupational Health and Safety Assessment Series for health and safety management systems (work safety management), and TSM, the Technical Safety Management rules of DVGW (The German Technical and Scientific Association for Gas and Water). DVGW is a self-regulatory body for the gas and water industries, its technical rules serving as a basis for ensuring safety and reliability of German gas and water supplies.

E.ON Gastransport.  On January 1, 2004, E.ON Ruhrgas transferred its gas transmission business to a new subsidiary, E.ON Ruhrgas Transport, which in mid-2006 was rebranded as E.ON Gastransport. E.ON Gastransport has sole responsibility for the gas transmission business and functions independently of E.ON Ruhrgas’ sales business, which is a customer of E.ON Gastransport. As the transmission system operator, E.ON Gastransport operates, maintains and develops the E.ON Ruhrgas AG transmission system. It handles all major functions needed for an independent gas transmission business: transmission management (including commercial transport and hub operations), transportation contracts (including access fees), shipper relations, capacity planning and allocation, controlling and billing. E.ON Gastransport obtains certain support services from E.ON Ruhrgas AG under service agreements. On November 1, 2004, E.ON Ruhrgas Transport introduced an entry/exit system called ENTRIX for access to the E.ON Ruhrgas AG gas transmission system as a result of an agreement reached with the Competition Directorate-General of the European Commission with respect to a matter that had been pending before the Competition Directorate. ENTRIX enables customers to book entry and exit capacities for the transmission of gas separately, in different amounts and at different times. Booked capacities can be transferred at short notice and combined with capacities of other customers of E.ON Gastransport. The fee structure is simple and applies to four market areas into which the transmission system of E.ON Ruhrgas AG has been divided. The level of transmission fees is determined by reference to European markets and pipeline and transport competition in Germany. Customers also benefit from the introduction of local exit zones within which they can use capacities flexibly.

In order to comply with requirements of the Energy Law of 2005 (described in “— Regulatory Environment”), further improvements of the E.ON Gastransport entry/exit system (now called ENTRIX 2) were launched in February 2006, giving customers more flexible services and making it possible to book freely allocable capacities online. The refined, web-based user interface of ENTRIX 2 contains all customer-relevant information on network access. Screen-based communication has been extended and simplified, serving as a user-friendly interface for all requests. A major refinement of ENTRIX 2 is the possibility to freely allocate entry and exit capacities to each other within the four market areas of the E.ON Ruhrgas AG transmission network, so that capacities that are separately booked can be interlinked without any further case-by-case examination. An additional significant improvement is the replacement of cubic meters per hour as booking unit with kWh per hour, which makes transmission handling easier for customers.

In order to comply with the new gas network access requirements of Germany’s Energy Law of 2005, the gas industry negotiated and signed an agreement regarding cooperation between operators of gas supply networks located in Germany which contains principles for the cooperation of the network operators and standard terms and conditions for access to networks. The agreement uses one network access model with different market areas. Within each market area, which each include a number of network subsections, shippers are entitled to choose the following contractual alternatives for gas transportation: 1) transmission over different networks from an entry point to an exit point at the end consumer or 2) transmission from an entry point to an exit point within a network subsection (the so-called “city gate” alternative). E.ON Gastransport adjusted its entry/exit system in view of the cooperation agreement in October 2006, the date that the new network access model took effect.

Following the development of the gas industry cooperation agreement, a single gas trader and a German energy association filed claims against three network operators (including E.ON Hanse) which challenged the use of the city gate alternative. In November 2006, the German energy regulator decided that this contractual alternative does not comply with the Energy Law of 2005, thus necessitating changes to the existing gas network operators’ cooperation agreement as well as amendments of E.ON Gastransport’s existing transmission contracts. E.ON Gastransport has already implemented all necessary changes ahead of the October 1, 2007 deadline. For more information, see “— Regulatory Environment — Germany: Gas.”

From October 2007, E.ON Gastransport will only have two market areas: one for high-calorific gas (H-gas) and one for low-calorific gas (L-gas). By taking this step, E.ON Gastransport is seeking to improve its competitive position on the gas market by trying to create a nationwide market area uniting large quantities of gas from all of Germany’s major international sources. E.ON Gastransport expects its nationwide market area to be highly liquid and particularly attractive for shippers and gas traders.

In September 2005, E.ON Ruhrgas Transport received certification for all of its operations under ISO 9001:2000, ISO 14001 and OHSAS 18001, and in December 2005 received certification under TSM, all of which were confirmed by a reaudit in 2006.

Sales

Germany.  E.ON Ruhrgas was the largest distributor of natural gas in Germany in 2006, selling a total volume of 549 billion kWh of gas. E.ON Ruhrgas also sold 160.3 billion kWh of gas outside of Germany in 2006.

E.ON Ruhrgas sells gas to supraregional and regional distributors, municipal utilities and industrial customers. Customers are concentrated in the western and southern parts of Germany and the areas around Berlin and Bremen, although E.ON Ruhrgas potentially serves customers throughout Germany. The following table sets forth information on the sale of gas by E.ON Ruhrgas’ sales business in Germany for the periods presented:

	Total 2006		Total 2005
Sale of Gas to:	billion kWh	%	billion kWh	%

Distributors	318.7	58.0	323.7	58.3
Municipal utilities	163.1	29.7	160.9	29.0
Industrial customers	67.6	12.3	70.4	12.7

Total	549.4	100.0	555.0	100.0

In the table above, sales volumes are presented for all periods excluding relatively minimal amounts of gas that E.ON Ruhrgas does not consider part of its primary sales business, including volumes handled for third parties. In addition, these gas volumes do not include gas volumes attributable to ERI or Thüga.

In January 2006, the German Federal Cartel Office issued a decision prohibiting E.ON Ruhrgas from enforcing its existing long-term gas sales contracts with municipal utilities after October 1, 2006 and from entering into new sales contracts with those customers that are identical or similar in nature. In justifying its decision, the Federal Cartel Office contended that the longer-term sales contracts violate German and European competition law and lead to market foreclosure as they involve long-term customer commitment and typically account for a large share of municipal utilities’ gas requirements. Accordingly, the Federal Cartel Office ruled that sales contracts that account for more than 80 percent of any such customer’s requirements may have a maximum duration of two years, contracts that account for more than 50 percent and up to 80 percent of any such customer’s requirements may have a maximum duration of four years and contracts that account for up to 50 percent of any such customer’s requirements may have longer durations. In addition, the so-called ban on participation in competition is to apply: if it already meets part of any such customer’s requirements, E.ON Ruhrgas is excluded from supplying any additional volume if it would exceed the percentage and duration criteria described above, even temporarily.

E.ON Ruhrgas unsuccessfully sought temporary relief in a summary proceeding in order to prevent the decision from taking immediate effect. Consequently, E.ON Ruhrgas has had to terminate, as of September 30, 2006, the contracts with municipal utilities that are covered by the Federal Cartel Office decision. E.ON Ruhrgas is currently challenging the Federal Cartel Office’s decision in a full proceeding before the State Superior Court in Düsseldorf, which is expected to last through 2007. In the mean time, E.ON Ruhrgas has concluded new contracts having a duration of only 1 or 2 years with virtually all of the municipal utilities whose prior contracts it has been required to cancel. See also “Item 3. Key Information — Risk Factors.”

As described in “E.ON Gastransport” above, Germany’s energy regulator has decided that a form of gas network access contract widely used by the gas industry does not comply with Germany’s Energy Law of 2005, and E.ON Gastransport has therefore amended its existing gas transmission contracts accordingly. This decision also requires that E.ON Ruhrgas amend its gas sales contracts, and E.ON Ruhrgas has also made all necessary changes ahead of the October 1, 2007 deadline.

Price terms in all types of sales contracts are generally pegged to the price of competing fuels, primarily gas oil or heavy fuel oil, and provide for automatic quarterly price adjustments based on fluctuations in underlying fuel prices. In addition, medium- and long-term contracts, with terms of over two years, usually contain clauses which enable the parties to review prices and price formulas at regular intervals (usually every one to four years) and to negotiate adjustments in accordance with changed market conditions. Contracts for industrial customers generally provide for some form of take or pay obligation, usually in an amount of 50 to 90 percent of the overall annual contract volume. Contracts with distributors and municipal utilities generally do not include fixed take or pay provisions.

In 2006, the selling prices of E.ON Ruhrgas generally tracked the higher level of heating oil prices with a time lag. In the course of the year, heating oil prices initially rose, but then dropped from September onwards. Due to the time lag, those decreases will not be reflected in the selling prices of E.ON Ruhrgas until 2007.

Gas prices in Germany are also affected by applicable taxes on fossil fuels. In Germany, customers in the commercial/residential sector pay gas prices that include at least 0.67 €cent/kWh in duties and taxes, while industrial customers pay up to 0.47 €cent/kWh in duties and taxes.

International.  In 2006, E.ON Ruhrgas delivered 160.3 billion kWh of gas to customers in other European countries, or 22.6 percent of the total volume of gas sold by E.ON Ruhrgas, compared with 135.2 billion kWh or 19.6 percent in 2005. The destinations for E.ON Ruhrgas’ external sales are the United Kingdom, Switzerland, the Benelux countries, Austria, France, Hungary, Italy, Sweden, Denmark, Poland and Liechtenstein. The 18.6 percent increase in international sales in 2006 was largely attributable to short-term trading transactions in the United Kingdom, increased sales in France and Denmark and a long-term supply contract with E.ON Sverige (which started in October 2005). Limitations on available gas transportation capacity due to the obligation imposed on E.ON Ruhrgas by Germany’s energy regulator to keep transport and export capacity available at all times for customers of E.ON Ruhrgas’ gas release program (described in “— History and Development of the Company — Ruhrgas Acquisition”) restricted E.ON Ruhrgas’ ability to expand its international sales business to certain countries in 2006.

Downstream Shareholdings

E.ON Ruhrgas owns numerous shareholdings in integrated gas companies, gas distribution companies and municipal utilities through its subsidiaries ERI and Thüga.

ERI holds both majority and minority shareholdings in European and German energy companies, while Thüga holds primarily minority shareholdings in 93 regional and municipal utilities in Germany. In addition, Thüga’s main international shareholdings, most of which are held through its wholly-owned Italian subsidiary Thüga Italia S.r.l. (“Thüga Italia”), consist of interests in a number of Italian energy companies.

ERI:  As of December 31, 2006, ERI’s portfolio of shareholdings included stakes in three domestic and 22 foreign companies. In 2006, ERI (including its fully consolidated shareholdings) contributed sales of €3.7 billion (approximately 16.1 percent of E.ON Ruhrgas’ total sales, excluding natural gas and electricity taxes) and had sales volumes of 152.0 billion kWh in 2006 (2005: 46.5 billion kWh).

In March 2006, ERI acquired 100 percent of the gas trading and gas storage businesses of the Hungarian oil and gas company MOL. In June, the gas trading company was renamed E.ON Földgáz Trade and the storage company was renamed E.ON Földgáz Storage. At the end of October, ERI acquired MOL’s 50.0 percent interest in the gas importer Panrusgáz. For details, see “— Overview.”

Germany.  As of December 31, 2006, ERI held interests in the following regional gas distribution companies in Germany:

Share held
by ERI
Shareholding	%

Ferngas Nordbayern GmbH(1)	53.10
Gas-Union GmbH(1)	25.93
Saar Ferngas AG(1)	20.00

(1)	Interest held via ERI’s wholly-owned subsidiary RGE Holding GmbH.

These companies are also customers of E.ON Ruhrgas. Other German gas companies also hold interests in certain of these companies.

International.  As of December 31, 2006, ERI held interests in the following companies in countries outside of Germany, primarily in central Europe and the Nordic region:

Share held
by ERI
Shareholding	%

Gasnor AS, Norway	14.00
Nova Naturgas AB, Sweden	29.59
Gasum Oy, Finland	20.00
AS Eesti Gaas, Estonia	33.66
JSC Latvijas Gaze, Latvia	47.23
AB Lietuvos Dujos, Lithuania	38.91
Rytu Skirstomieje Tinklai, Lithuania	20.28
Mazeikiu Elektrine, Lithunania	10.90
Inwestycyjna Spólka Energetyczna Sp.z o.o. (IRB), Poland	50.00
Szczencińska Energetyka Cieplna Sp.z o.o. (SECS), Poland(1)	32.92
EUROPGAS a.s., Czech Republic(2)	50.00
E.ON Földgáz Trade ZRT, Hungary	100.00
E.ON Földgáz Storage ZRT, Hungary	100.00
Panrusgáz Zrt., Hungary	50.00
Colonia-Cluj-Napoca-Energie S.R.L. (CCNE), Romania	33.33
E.ON Ruhrgas Mittel- und Osteuropa GmbH(3)	100.00
Nafta a.s., Slovakia	40.45
S.C. Congaz S.A., Romania	28.59
E.ON Servicii Romania S.R.L., Romania	50.00
Ekopur d.o.o., Slovenia(4)	100.00
SOTEG — Société de Transport de Gaz S.A., Luxembourg	20.00
Holdigaz SA, Switzerland	2.21

(1)	The shareholding in this company is expected to be transferred to E.DIS energia sp.z o.o. of the Central Europe market unit in 2007.

(2)	EUROPGAS a.s. holds 50.0 percent of SPP Bohemia a.s. and 48.18 percent of Moravské naftové doly a.s. (MND) in the Czech Republic.

(3)	E.ON Ruhrgas Mittel- und Osteuropa GmbH has an indirect interest of 24.50 percent in SPP, Slovakia.

(4)	Ekopur d.o.o. holds 6.52 percent of Geoplin d.o.o. in Slovenia.

As with its German shareholdings, ERI holds some stakes in companies which are customers of E.ON Ruhrgas.

Thüga:  Thüga holds primarily minority shareholdings in 93 regional and municipal utilities in Germany. In addition, Thüga’s main international shareholdings, most of which are held through its wholly-owned Italian subsidiary Thüga Italia, consist of interests in a number of Italian energy companies. In 2006, Thüga Italia acquired through its subsidiaries mainly majority interests in seven additional Italian energy companies that are primarily active in gas sales. Through its majority and minority shareholdings in Italian gas distribution and sales companies, Thüga supplied natural gas to approximately 880,000 end customers in Italy by the end of 2006, primarily in the regions of Lombardy, Emilia Romagna, Veneto, Friuli-Venezia Giulia and Piedmont.

With respect to its minority shareholdings, Thüga is an active shareholder, offering operational competence as well as other services. In 2006, Thüga contributed sales of €1.1 billion (approximately 4.7 percent of E.ON Ruhrgas’ total sales, excluding natural gas and electricity taxes). Thüga increased its gas sales volumes by

2.3 percent to 23.1 billion kWh in 2006 from 22.5 billion kWh in 2005, primarily as a result of first consolidation effects by Thüga Italia.

In December 2006, Thüga agreed with EnBW to sell its 76.5 percent shareholding in GSW Gasversorgung Sachsen Ost Wärmeservice GmbH & Co. KG (“GSW Wärmeservice”), its 76.5 percent shareholding in GSW Gasvesorgung Sachsen Ost Wärmeservice Verwaltungsgesellschaft mbH (“GSW Verwaltungsgesellschaft”), its 14.5 percent shareholding in EnSO Energie Sachsen Ost GmbH (“EnSO”) and its 28.0 percent shareholding in Erdgas Südwest GmbH (“Erdgas Südwest”) to EnBW group companies. The transfer of the shareholdings is expected to take place in the first half of 2007.

As of December 31, 2006, E.ON Ruhrgas Thüga Holding GmbH held 81.1 percent of Thüga and E.ON Energie, through its subsidiary CONTIGAS Deutsche Energie-Aktiengesellschaft (“Contigas”), held the remaining 18.9 percent. In January 2007, E.ON Energie transferred the remaining 18.9 percent to E.ON Ruhrgas Thüga Holding GmbH.

Germany.  As of December 31, 2006, Thüga held interests in operating companies which are primarily municipal utilities. The top ten shareholdings in terms of total sales in 2005 are as follows:

Share held
by Thüga
Shareholding	%

Stadtwerke Hannover Aktiengesellschaft	24.00
N-ERGIE Aktiengesellschaft	39.80
Mainova Aktiengesellschaft	24.44
Gasag Berliner Gaswerke Aktiengesellschaft	36.85
badenova AG & Co. KG	47.30
HEAG Südhessische Energie AG (HSE)	40.01
DREWAG-Stadtwerke Dresden GmbH	10.00
Erdgas Südbayern GmbH	50.00
Stadtwerke Duisburg AG	20.00
Stadtwerke Karlsruhe GmbH	10.00

International.  As of December 31, 2006, Thüga held, through its subsidiary Thüga Italia, mainly the following shareholdings in privately owned gas distribution and sales companies as well as in one municipal utility in Italy:

Share held
by Thüga
Shareholding	%

E.ON Vendita S.r.l	100.00
Thüga Laghi S.r.l	100.00
Thüga Mediterranea S.r.l	100.00
Thüga Orobica S.r.l	100.00
Thüga Padana S.r.l	100.00
Thüga Triveneto S.r.l	100.00
G.E.I. S.p.A.	48.94
AMGA Azienda Multiservizi S.p.A	21.60

Competitive Environment

Along with oil and lignite/hard coal, natural gas is one of the three primary sources of energy used in Germany. Gas is currently used for a little more than 23 percent of Germany’s energy consumption, and satisfies about a third of the energy demand of the German industrial and commercial/residential sectors. Competing sources of energy include electricity and coal in all sectors, gas oil and district heating in the commercial/residential sector and gas oil and heavy fuel oil in the industrial sector. Natural gas is also used, but on a limited basis, as an energy source for power stations. Since the 1970s, natural gas has made particular gains in the residential space heating market, where it is marketed as a modern and environmentally-friendly energy source for heating homes. At year-end 2006, approximately 48 percent of German homes were heated using gas, making gas the leading energy source for this market. In 2006, gas was chosen as the heating method for approximately 67 percent of new homes under construction. Although renewable energies are increasingly popular, natural gas was able to defend its leading position in the heating market.

Within the German gas market, E.ON Ruhrgas competes with domestic and foreign gas companies, the gas subsidiaries of oil producers and pure trading companies. Major domestic competitors include RWE Energy, Verbundnetz Gas AG (“VNG”) and Wingas. Foreign competitors include Gaz de France, Econgas, Essent and Nuon. E.ON Ruhrgas currently enjoys a strong market position, supplying approximately 49 percent of all gas consumed in Germany in 2006. Nevertheless, E.ON Ruhrgas considers competition in the German gas market to be vigorous, with both new and established competitors vying for the business of E.ON Ruhrgas’ direct and indirect customers. E.ON Ruhrgas believes it was able to successfully compete in 2006 by remaining flexible in its contract and price negotiations and by offering attractive terms and services to its established and potential customers. In the future it is expected that the new network access model described above in “— Transmission and Storage — E.ON Gastransport” will lead to further intensification of competition.

For information about the debate on long-term gas sales contracts, which the Federal Cartel Office considers to be an obstacle to competition, as well as information about gas price trends in 2006, see “— Sales” above. For information about regulatory developments which are affecting or may affect competition in the German gas market, see “— Regulatory Environment” and “Item 3. Key Information — Risk Factors,” which also includes information on investigations of gas prices charged by some German utilities, including utilities in which E.ON Ruhrgas and E.ON Energie hold interests.

Outside Germany, the gas markets in which E.ON Ruhrgas operates are also subject to strong competition. The Company cannot guarantee it will be able to compete successfully in the gas markets in which it is already present or in new gas markets E.ON Ruhrgas may enter.

U.K.

Overview

E.ON UK is one of the leading integrated electricity and gas companies in the United Kingdom. It was formed as one of the four successor companies to the former Central Electricity Generating Board as part of the privatization of the electricity industry in the United Kingdom in 1989. E.ON UK and its associated companies are actively involved in electricity generation, distribution, retail and trading. As of December 31, 2006, E.ON UK owned or through joint ventures had an attributable interest in 10,547 MW of generation capacity, including 359 MW of CHP plants and 233 MW of operational wind and hydroelectric generation capacity. E.ON UK served approximately 8.4 million electricity and gas customer accounts at December 31, 2006 and its Central Networks business served 4.9 million customer connections. The U.K. market unit recorded sales of €12.6 billion in 2006 and adjusted EBIT of €1.2 billion.

Operations

In the United Kingdom, electricity generated at power stations is delivered to consumers through an integrated transmission and distribution system. For information about the principal segments of the electricity industry, see “— Central Europe — Operations.” All electricity transmission in Great Britain is operated by National Grid Transco plc (“National Grid”).

E.ON UK operates significant wholesale and retail gas and electricity businesses and engages in gas and electricity trading. The company served approximately 8.4 million customer accounts at December 31, 2006, including approximately 5.5 million electricity customer accounts and 2.8 million gas customer accounts. With effect from March 2007, E.ON UK plans to exit the telecommunications business, which currently has 0.1 million fixed line telephone customer accounts. E.ON UK’s Central Networks distribution business served 4.9 million customer connections as of the end of 2006.

The U.K. market unit comprises the non-regulated business, including energy wholesale (generation and energy trading), retail and energy services, the regulated distribution business, and other activities, such as certain non-distribution assets and the E.ON UK corporate center. In 2006, electricity accounted for approximately 64 percent of E.ON UK’s sales, gas revenues accounted for approximately 36 percent and other activities accounted for less than 1 percent.

The following table sets forth the sources and sales channels of electric power in E.ON UK’s operations during each of 2006 and 2005:

	Total	Total
	2006	2005	%
Sources of Power	million kWh	million kWh	Change

Own production(1)	35,866	37,255	−3.7
Purchased power from power stations in which E.ON UK has an interest of 50 percent or less	731	627	+16.6
Power purchased from other suppliers(2)	38,131	39,224	−2.8
Power used for operating purposes, network losses and pump storage	(971)	(2,114)	−54.1

Net power supplied(3)	73,757	74,992	−1.6

Sales of Power
Mass market sales (residential customers and small and medium sized enterprises)	37,893	37,314	+1.6
Industrial and commercial sales(4)	18,371	22,301	−17.6
Market sales(2)	17,493	15,377	+13.8

Net power sold(3)	73,757	74,992	−1.6

(1)	The decrease in own production in 2006 was primarily attributable to an unplanned outage at Ratcliffe power station following an industrial accident.

(2)	The decline in power purchased from other suppliers and increase in market sales in 2006 compared with 2005 primarily reflected lower sales to industrial and commercial customers.

(3)	Excluding proprietary trading volumes. For information on proprietary trading volumes, see “Non-regulated Business — Energy Wholesale — Energy Trading.”

(4)	During 2006, the industrial and commercial sales business continued to focus on securing profitable customers, which resulted in lower sales volumes compared with 2005.

The following table sets forth the sources and sales channels of gas in E.ON UK’s operations during each of the periods presented:

	Total	Total
	2006	2005	%
Sources of Gas	million kWh	million kWh	Change

Long-term gas supply contracts(1)	42,918	48,431	−11.4
Market purchases(2)	151,064	134,041	+12.7

Total gas supplied(3)	193,982	182,472	+6.3

Sales and Use of Gas
Gas used for own generation(4)	38,632	40,318	−4.2
Sales to industrial and commercial customers(5)	28,663	32,590	−12.0
Sales to retail mass market customers(6)	63,888	67,671	−5.6
Market sales(7)	62,799	41,893	+49.9

Total gas used and sold(3)	193,982	182,472	+6.3

(1)	The reduction in the volume of gas purchased under long-term gas supply contracts in 2006 was primarily the result of the unavailability of gas due to be delivered under certain contracts.

(2)	The increase in the volume of market gas purchases was attributable to the decline in supply contract volumes as well as an increase in activities to optimize E.ON UK’s gas position.

(3)	Excluding proprietary trading volumes. For information on proprietary trading volumes, see “Non-regulated Business — Energy Wholesale — Energy Trading.”

(4)	Differences in relative margins made gas-fired generation less attractive compared to coal-fired generation, with a resulting reduction in gas used for own generation.

(5)	During 2006, the industrial and commercial sales business continued to focus on securing profitable customers, which resulted in lower sales volume in 2006 compared with 2005.

(6)	Mass market sales were lower in 2006 due to slightly warmer weather and changes in consumer behaviour.

(7)	Market sales in 2006 were higher than in 2005, reflecting both the decline in demand by retail customers (which freed volumes for market sales) and increased product optimization.

Market Environment

E.ON UK primarily operates in the electricity generation, electricity and gas trading and the electricity and gas retail energy markets in Great Britain (England, Wales and Scotland) and in the market for electricity distribution in England.

Electricity.  Demand for electricity in the United Kingdom has been relatively stable in recent years. In the near term, E.ON UK expects electricity demand in the United Kingdom to grow by an average of approximately 1 percent per annum under normal weather conditions.

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

Since April 2003, increasing generation fuel costs, security of supply concerns and expected future environmental costs (including the introduction of CO2 emission certificates) have combined to push up wholesale electricity prices for forward delivery substantially. In response to these increases in wholesale prices, U.K. suppliers, including E.ON UK, increased their retail electricity prices a number of times during 2006, as explained in more detail in “Retail” below. However, the fourth quarter of 2006 was marked by significant declines in wholesale power prices on the back of falling gas prices. Baseload prices on forward markets for 2007 delivery decreased from approximately GBP53 per MWh in January 2006 to GBP35 per MWh in December 2006. Short-term electricity prices again exhibited significant volatility during 2006 due mainly to volatile fuel input prices.

Natural Gas.  Wholesale gas prices in the United Kingdom continued to be volatile during 2006, driven by higher oil prices and supply and demand imbalances in the United Kingdom and continental Europe. Within day prices spiked up to 255 pence per therm in March 2006. However, prices in the fourth quarter of 2006 decreased significantly, mainly due to warm weather and the successful commissioning of two new gas pipelines, Langeled and BBL pipeline. Annual prices on forward markets for 2007 delivery decreased from approximately 62 pence per therm in January 2006 to 33 pence per therm in December 2006. Although E.ON UK purchases gas on both U.K. and international trading markets, management partially mitigated these price increases by secured forward purchases to cover most of its requirements in 2006, switched fuel sources used by certain of its generating assets and increased retail prices. As noted above, E.ON UK and all of its main competitors increased retail customer prices during 2006.

Competition.  E.ON UK’s exposure to wholesale electricity prices in the United Kingdom is partially hedged by the balance provided by its retail business. The retail energy market in the United Kingdom has consolidated over the last few years into six major competitors. Based on data from Datamonitor, Centrica, previously the monopoly gas supplier branded as British Gas, is currently the market leader in terms of size in both gas and electricity with approximately 16.7 million customer accounts. E.ON UK is the second largest energy retailer with approximately 8.4 million accounts, followed by Scottish and Southern Electricity with approximately 7.5 million accounts. The market is characterized by substantial levels of customers switching suppliers in any given year; approximately half of the customers in Great Britain have now switched either their gas or electricity supplier since market liberalization. Churn levels, which measure the percentage of customers switching suppliers, fell generally from 2002 through 2005 as the market matured, before increasing in 2006 in the context of significant price increases. This resulted in E.ON UK’s annual churn rate increasing from 14.7 percent in 2005 to 15.4 percent in 2006.

In February 2007, E.ON UK announced that retail energy prices would be reduced as a result of decreasing wholesale energy prices, confirming E.ON UK’s stated intent to provide value to its customers.

Impact of Environmental Measures.  The ongoing implementation of environmental legislation is expected to have a significant impact on the energy market in the United Kingdom in coming years. In response, E.ON UK is increasing its production of electricity from renewable sources, as described in more detail below. Environmental measures of particular importance include:

•	The U.K.’s renewables obligation required electricity retailers to source an increasing amount of the electricity they supply to retail customers from renewable sources. Under the current regime, for the period from April 1, 2006 until March 31, 2007, the renewables obligation is equal to 6.7 percent, rising to a figure of 15.4 percent by 2015/2016. The U.K. government is currently consulting on options to potentially extend targets to a maximum of 20 percent by 2020. The requirement applies to all retail sales over a twelve-month period beginning on April 1 of each year, and Renewables Obligation Certificates (“ROCs”) are issued to generators as evidence of qualified sourcing. ROCs are tradeable, and retailers who fail to present Ofgem with ROCs representing the full amount of their renewables obligation are required to make a balancing payment in the amount of any shortfall into a buy-out fund. Receipts from the buy-out fund are re-distributed to holders of ROCs.

•	The United Kingdom implemented the EU Emissions Trading Directive at the beginning of 2005. The scheme requires companies to have CO2 emission certificates in an amount equal to the CO2 emissions made by their fossil fuel-fired power plants with a thermal input of more than 20 MW. During 2005, the U.K. government made an initial allocation of certificates for the first phase of the scheme (2005 to 2007) to owners of generating facilities, with the total number of certificates being issued equal to less than 90 percent of emissions levels in recent years. As a result, E.ON UK bought 9.7 million tons of additional CO2 emission certificates in 2006, of which 4.7 million tons were utilized in 2006.

•	The application in the United Kingdom of the EU Large Combustion Plant Directive prevents coal- and oil-powered generation facilities that have not been fitted with specified sulphur oxide and oxides of nitrogen and particulate matter reduction measures from operating for more than a total of 20,000 hours starting in 2008.

Further information on the emissions allowance trading scheme and the Large Combustion Plant Directive is given in “— Regulatory Environment” and ‘‘— Environmental Matters.”

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

Power Generation

E.ON UK focuses on maintaining a low cost, efficient and flexible electricity generation business in order to compete effectively in the wholesale electricity market. As of December 31, 2006, E.ON UK owned either wholly, or through joint ventures, power stations in the United Kingdom with an attributable registered generating capacity of 10,547 MW, including 359 MW of CHP plants and 50 MW of hydroelectric plant, while its attributable portfolio of operational wind capacity stood at 183 MW. E.ON UK’s share of the generation market in Great Britain remained relatively stable in 2006, at approximately 10 percent.

E.ON UK generates electricity from a diverse portfolio of fuel sources. In 2006, approximately 61 percent of E.ON UK’s electricity output was fuelled by coal and approximately 37 percent by gas, of which approximately two percent was from CHP schemes, with the remaining two percent being generated from hydroelectric, wind and oil-fired plants. E.ON UK is continuing its effort to secure a balanced and diverse portfolio of fuel sources, giving it the flexibility to respond to market conditions and to minimize costs. E.ON UK also regularly monitors the economic status of its plant in order to respond to changes in market conditions.

The following table sets forth details about E.ON UK’s electric power generation facilities in the United Kingdom, including their total capacity, the stake held by E.ON UK and the capacity attributable to E.ON UK for each facility as of December 31, 2006, as well as their start-up dates:

E.ON UK ELECTRIC POWER STATIONS

		E.ON UK’s Share
	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Hard Coal
Ironbridge U1(1)	485	100.0	485	1970
Ironbridge U2(1)	485	100.0	485	1970
Kingsnorth U1(1)	485	100.0	485	1970
Kingsnorth U2(1)	485	100.0	485	1971
Kingsnorth U3(1)	485	100.0	485	1972
Kingsnorth U4(1)	485	100.0	485	1973
Ratcliffe U1(1)(2)	500	100.0	500	1968
Ratcliffe U2(1)(2)	500	100.0	500	1969
Ratcliffe U3(1)(2)	500	100.0	500	1969
Ratcliffe U4(1)(2)	500	100.0	500	1970

Total	4,910		4,910

		E.ON UK’s Share
	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Natural Gas
Cottam Development Centre (CDC) Module	400	100.0	400	1999
Connahs Quay U1	345	100.0	345	1996
Connahs Quay U2	345	100.0	345	1996
Connahs Quay U3	345	100.0	345	1996
Connahs Quay U4	345	100.0	345	1996
Corby Module	401	50.0	200	1993
Enfield	392	100.0	392	2002
Killingholme Mod 1	450	100.0	450	1992
Killingholme Mod 2	450	100.0	450	1993
Merchant CHP(3)	218	100.0	218	various

Total	3,691		3,490

Oil
Grain U1	650	100.0	650	1982
Grain U4	650	100.0	650	1984

Total	1,300		1,300

Other (including hydroelectric and wind farms)
Grain Aux GT1	28	100.0	28	1979
Grain Aux GT4	27	100.0	27	1980
Kingsnorth Aux GT1	17	100.0	17	1967
Kingsnorth Aux GT4	17	100.0	17	1968
Ratcliffe Aux GT2	17	100.0	17	1967
Ratcliffe Aux GT4	17	100.0	17	1968
Taylors Lane GT2	68	100.0	68	1981
Taylors Lane GT3	64	100.0	64	1979
Hydroelectric	50	100.0	50	1962
Wind farms	197	various	183	various

Total	502		488

CHP schemes(3)	359	100.0	359	various

Total Capacity	10,762		10,547

(1)	Biomass material co-fired during 2006.

(2)	In May 2006, after a successful 18-month trial, Ratcliffe-on-Soar power station was granted the necessary authorization to allow the co-firing of petroleum coke with coal at all four units.

(3)	The decrease in CHP capacity from 577 MW in 2005 to 359 MW in 2006 reflects the reclassification of merchant CHP plants as natural gas plants, as merchant CHP plants have no agreements with associated clients whereby the client agrees to take the power and steam.

E.ON UK divested Edenderry Power Limited and Edenderry Power Operations Ltd. (together, “Edenderry”), which operates a 120 MW peat-fired plant in the Republic of Ireland, to Bord na Mona plc in December 2006. E.ON UK also owns a minority interest in a company that operates a gas-fired power plant in Turkey (see “— Midlands Electricity Non-Distribution Assets” below).

E.ON UK is planning significant investments to improve its generation capacity. This is partly to replace capacity which will be taken out of production in coming years due to applicable environmental regulations. In particular, in 2007 E.ON UK plans to commence construction of a 1,200 MW gas-fired station at its Isle of Grain site in Kent. The existing oil-fired station will be retained, while the new technology is expected to create one of the most efficient power stations in the United Kingdom. A planning application has also been submitted for the construction of two new highly efficient coal units at the Kingsnorth power station site in Kent, with the commencement of construction targeted for 2008 and production by 2013.

Nuclear.  E.ON UK does not operate any nuclear power plants.

Renewable Energy.  E.ON UK plans to grow its renewable electricity generation business in response to the U.K. regulatory initiatives summarized above. E.ON UK’s wind generation projects are developed by E.ON UK Renewables Holdings Limited. E.ON UK is already one of the leading developers and owner/operators of wind farms in the United Kingdom, with interests in 20 operational onshore and offshore wind farms with total capacity of 197 MW, of which 183 MW is attributable to E.ON UK.

During 2004, E.ON UK completed construction of a large offshore wind farm site with a capacity of approximately 60 MW at Scroby Sands off the coast of East Anglia. The Scroby Sands project builds on E.ON UK’s success in commissioning the U.K.’s first offshore wind farm at Blyth during 2001. Potential onshore and offshore projects with an aggregate capacity of approximately 1,139 MW are now in the development phase (compared with 1,100 MW in the development phase in 2005). E.ON UK started construction in the fourth quarter of 2006 of an 18 MW onshore wind farm in Cambridgeshire called Stags Holt, which is expected to become operational by the third quarter of 2007.

In December 2006, E.ON UK received final approval for the construction of the Robin Rigg offshore wind farm in the Solway Firth on the northeast coast of England. Due for completion in spring 2009, the 180 MW wind farm is expected to be the United Kingdom’s largest offshore wind farm to date, with plans for 60 turbines, each with a capacity of 3 MW. In terms of generating capacity, Robin Rigg is expected to be twice the size of the United Kingdom’s current largest offshore wind power scheme, and three times the size of E.ON UK’s existing Scroby Sands wind farm.

In addition to the planned expansion of its wind farm portfolio, E.ON UK increased its generation from biomass in 2006 by co-firing with coal at the Kingsnorth, Ironbridge and Ratcliffe power stations, generating a total of 286 GWh of renewable energy by this method during the year. During 2006 work also continued on the construction of a 44 MW wood-burning plant at Steven’s Croft, near Lockerbie in southwest Scotland, which when built is expected to be the United Kingdom’s largest dedicated biomass plant. Commercial operation of the plant is scheduled to commence in December 2007.

During 2007, E.ON UK expects to continue to develop its capability in marine generation (using tidal power) to position itself to capture future opportunities in this area.

As a part of its balanced approach, E.ON UK seeks to fulfill its renewables obligation through a combination of its own generation, renewable energy purchased from other generators under tradeable ROC contracts, and direct payment of any residual obligation into the buy-out fund. For the period from April 1, 2005 to March 31, 2006, E.ON UK achieved 95 percent of its renewables obligation through own generation and purchases.

CHP.  E.ON UK also operates large scale CHP schemes. CHP is an energy efficient technology which recovers heat from the power generation process and uses it for industrial processes such as steam generation, product drying, fermentation, sterilizing and heating. E.ON UK’s total operational CHP electricity capacity at December 31, 2006 was 359 MW. Clients range across a number of sectors, including pharmaceuticals, chemicals, paper and oil refining.

Energy Trading

E.ON UK’s energy trading unit engages in asset-based energy trading in gas and electricity markets to assist E.ON UK in commercial risk management and the optimization of its U.K. gross margin. The energy trading unit plays a key role in E.ON UK’s integrated electricity and gas business in the United Kingdom by acting as the

“commercial hub” for all energy transactions. It manages price and volume risks and seeks to maximize the integrated value from E.ON UK’s generation and customer assets.

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

E.ON UK also engages in a controlled amount of proprietary trading in gas, power, coal, oil and CO2 emission certificates markets in order to take advantage of market opportunities and maintain the highest levels of market understanding required to support its optimization and risk management activities. The following table sets forth E.ON UK’s electricity and gas proprietary trading volumes for 2006 and 2005:

	2006	2005	2006	2005
	Electricity	Electricity	Gas	Gas
Proprietary Trading Volumes	billion kWh(1)	billion kWh	billion kWh(1)	billion kWh

Energy bought	14.0	10.4	57.7	36.2
Energy sold	14.0	10.4	57.7	36.2

Gross volume	28.0	20.8	115.4	72.4

(1)	The increase in traded gas and electricity volumes in 2006 was primarily attributable to higher volatility in market prices and the greater market opportunities this provided.

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

Retail

E.ON UK sells electricity, gas and other energy-related products to residential, business and industrial customers throughout Great Britain. As of December 31, 2006, E.ON UK supplied approximately 8.4 million customer accounts, of which 7.7 million were residential customer accounts and 0.7 million were small and medium-sized business and industrial customer accounts. During the year, there was a net decrease in the total number of customer accounts of approximately 0.2 million as some customers switched suppliers in the wake of retail price increases described below. E.ON UK continues to focus on reducing the costs of its retail business, through efficiency improvements, more economical procurement of services and the utilization of lower cost sales channels.

Residential Customers.  The residential business had approximately 7.7 million customer accounts as of December 31, 2006. Approximately 65 percent of E.ON UK’s residential customer accounts are electricity customers and 35 percent are gas customers. Individual retail customers who buy more than one product (i.e., electricity, gas or other energy-related products) are counted as having a separate account for each product, although they may choose to receive a single bill for all E.ON UK-provided services. In the residential customers sector, E.ON UK sold 26.5 TWh of electricity and 52.4 TWh of gas in 2006, as compared with 28.4 TWh of electricity and 54.1 TWh of gas in 2005.

E.ON UK targets residential customers through national marketing activities such as media advertising (including print, television and radio), targeted direct mail, public relations and online campaigns under its Powergen (a company of E.ON) brand. E.ON UK also seeks to create significant national brand awareness through high profile sponsorships under its E.ON brand. This includes the sponsorship of the FA Cup, England’s most historic soccer competition, which commenced in August 2006. E.ON UK is also the main sponsor for Ipswich Town, a soccer team playing in the English Championship league.

In an environment of rising wholesale energy prices and increasing environmental costs, E.ON UK, like other suppliers, implemented a number of electricity and gas price increases affecting residential users in 2006, though the precise level of increases varied by supplier. E.ON UK’s increases in 2006 amounted to 30 percent for electricity and 47 percent for gas at national average prices for an Ofgem average consuming customer. E.ON UK has also implemented a package of measures to limit the effects of rising wholesale costs by offering subsidized energy efficient products including cavity wall and loft insulation to a significant proportion of its customers. These initiatives contribute to the requirements placed on suppliers in relation to the Energy Efficiency Commitment, which is described in “— Regulatory Environment — U.K.”

Small and Medium-Sized Business and Industrial and Commercial Customers.  The number of accounts in this sector totaled approximately 0.7 million at year-end 2006. In this sector, E.ON UK sold 29.7 TWh of electricity and 40.1 TWh of gas in 2006, as compared with 31.3 TWh of electricity and 46.1 TWh of gas in 2005. E.ON UK’s focus in this area remains on acquiring and retaining the most profitable contracts available.

E.ON Energy Services

The E.ON Energy Services business was created in July 2005, bringing together the new connections and metering businesses from Central Networks and the home installation activities from Retail with the vision of providing E.ON UK customers with all the services they need to get connected to energy supplies, heat their homes and understand their energy use. As well as establishing a profitable growth business, E.ON Energy Services has three further aims in the medium term: (1) to deliver products and services for the Retail and Central Networks businesses; (2) to improve the level of customer service E.ON UK provides; and (3) to demonstrate the E.ON brand values of ‘Performance and Expertise’ through an E.ON-branded workforce. E.ON Energy Services employs more than 3,500 people and staff is expected to undertake more than 50 million meter readings and carry out work in around 400,000 homes per year, playing a key part in E.ON UK’s low carbon agenda by delivering energy efficiency measures such as loft and cavity wall insulation services. The results of this business have been reported within the non-regulated business unit since 2006.

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

E.ON UK’s Central Networks business manages the distribution businesses formerly operated by East Midlands Electricity Distribution plc (“EME”) and Midlands Electricity plc (“Midlands Electricity”). The combined service area covers approximately 11,312 square miles extending from the Welsh border in the West to the Lincolnshire coast in the East and from Chesterfield in the North to the northern outskirts of Bristol in the South and contains a resident population of about 10 million people. The networks distribute electricity to approximately 4.9 million homes and businesses in the combined service area and transport virtually all electricity supplied to consumers in the service area (whether by E.ON UK’s retail business or by other suppliers). Separate distribution licenses are issued for the operation of the two networks but the combined business is managed by a centralized management team and uses the same methodology and staff to operate both networks.

The following table sets forth the total distribution of electric power by E.ON U.K.’s Central Networks business for each of the periods presented:

	Total	Total
	2006	2005	%
Distribution of Power to	million kWh	million kWh	Change

Large non-domestic customers	25,915	26,129	−0.8
Domestic and small non-domestic customers	31,238	31,287	−0.2

Total	57,153	57,416	−0.5

Distribution charges are billed on the basis of published tariffs, which are set by the company and adhere to Ofgem’s price control formulas. New price controls that run from April 2005 until March 2010 were agreed with Ofgem in December 2004. The price controls incorporate an allowed rate of return for investing in and operating the network, as well as a five year performance target.

Other

Midlands Electricity Non-Distribution Assets

E.ON UK also acquired a number of non-distribution businesses in the Midlands Electricity transaction, including an electrical contracting operation and an electricity and gas metering business in the United Kingdom, as well as minority equity stakes in companies operating electricity generation plants in England, Pakistan and Turkey. Following disposals in 2004 and 2005, the only remaining generation stake is a 31.0 percent interest in Trakya Electric Uretin ve Ticaret A.S., which owns and operates a 478 MW CCGT plant in Turkey. E.ON UK has decided to retain the electricity and gas metering services business and core parts of the contracting business (including street lighting) within the newly-formed E.ON Energy Services business, but has closed or sold the non-core parts of the contracting business.

NORDIC

Overview

E.ON Nordic’s principal business, carried out mainly through E.ON Sverige, is the generation, distribution, marketing, sale and trading of electricity, gas and heat, mainly in Sweden. E.ON Sverige is the second-largest Swedish utility (on the basis of electricity sales and production capacity). E.ON Nordic is the largest shareholder in E.ON Sverige, currently holding 55.3 percent of the share capital and a 56.6 percent voting interest. Statkraft (“Statkraft” refers to Statkraft SF and its consolidated subsidiaries), the other shareholder in E.ON Sverige, has a put option allowing it to sell any or all of its 44.6 percent interest in E.ON Sverige’s share capital to E.ON Energie at any time through December 15, 2007.

For the first half of 2006, E.ON Nordic also held a majority shareholding in E.ON Finland. On June 26, 2006, E.ON Nordic and Fortum finalized the transfer of this interest pursuant to an agreement signed on February 2, 2006. In total, 10,246,565 shares, equivalent to 65.56 percent of the share capital and voting interest of E.ON Finland, were transferred to Fortum for total consideration of approximately €390 million. For additional information, see “— Discontinued Operations.”

E.ON Nordic and its associated companies are actively involved in the ownership and operation of power generation facilities. As of December 31, 2006, E.ON Nordic owned, through E.ON Sverige, interests in power stations with a total installed capacity of approximately 14,800 MW, of which its attributable share was approximately 7,300 MW (not including mothballed and shutdown power plants).

In 2006, about 56 percent of the electric power generated by E.ON Nordic through E.ON Sverige was generated at nuclear facilities and about 37 percent at hydroelectric plants. The remaining approximately 7 percent was generated using fuel oil, biomass, natural gas, wind power and waste. E.ON Nordic also supplies gas, is active in the heat and waste business and conducts electricity trading activities. In 2006, E.ON Nordic had sales of €3.2 billion (including €377 million of energy taxes) and adjusted EBIT of €619 million. Electricity contributed approximately 68 percent, heat 15 percent, gas 8 percent and other 9 percent of 2006 sales, net of energy taxes. Other sales are mainly attributable to the waste business, as well as contracting activities. E.ON Nordic traded a total of approximately 56.6 TWh of electricity in 2006 (including both purchases and sales). E.ON Nordic is primarily active in Sweden, but also operates to a minor degree in Finland, Denmark and Poland. In 2006, E.ON Nordic estimates that it supplied about 20 percent of the electricity consumed by end users in Sweden.

In 2003, E.ON Sverige acquired a majority stake in the Swedish utility Graninge AB (“Graninge”). The stake was gradually increased to a 100 percent shareholding in the first half of 2004. As of the end of 2005, all of Graninge’s Swedish activities had been fully integrated into E.ON Nordic’s operations and are now carried out under the E.ON brand. In September 2004, E.ON agreed further details regarding its agreement in principle with the Norwegian energy company Statkraft to sell a portion (1.6 TWh) of the generation capacity that E.ON Sverige had acquired as part of the Graninge acquisition to its minority shareholder Statkraft. This corresponds to approximately 5 percent of E.ON Nordic’s annual electricity production, and approximately 50 percent of the capacity it acquired with the majority stake in Graninge. In July 2005, E.ON Sverige and Statkraft signed the corresponding agreement, whereby Statkraft would acquire a total of 24 hydroelectric power plants. In accordance with the agreement, Statkraft took ownership of the plants in October 2005.

On January 8 and 9, 2005, a severe storm hit Sweden and devastated large areas of forest in southern Sweden. This had a serious effect on the distribution grid, which in some areas was destroyed. Approximately 420,000 households in Sweden, including approximately 250,000 E.ON Nordic customers, were affected by power outages, some of which lasted several weeks. E.ON Nordic recorded related costs for rebuilding its distribution grid and compensating customers of approximately €140 million in 2005. Another severe storm hit Sweden in January 2007, cutting power to approximately 300,000 households, including approximately 170,000 E.ON Nordic customers. Preliminary estimates of the costs to be incurred by E.ON Nordic for providing mandatory compensation to affected customers in accordance with newly-enacted Swedish legislation, as well as rebuilding infrastructure, are in the range of €95 million.

2006 was characterized by highly volatile spot prices for electricity in the Nordic region, especially during the summer and early autumn. This was mainly a consequence of substantially less precipitation than normal during the summer and early autumn (which had a negative impact on hydroelectric generation, as described in more detail below), as well as unplanned outages at E.ON Nordic’s nuclear reactors following an incident at the Forsmark power plant. For additional information, see “Market Environment” and “Power Generation” below.

Operations

In the Nordic region, electricity generated at power stations is delivered to consumers through an integrated transmission and distribution system. For information about the principal segments of the electricity industry, see

“— Central Europe — Operations.” E.ON Nordic and its associated companies are actively involved in electricity generation, distribution, retail and trading.

As a consequence of the disposal of all of its interest in E.ON Finland on June 26, 2006, the business segmentation of E.ON Nordic has changed. The previous geographical segmentation (Sweden and Finland) has been replaced by a segmentation based on the different lines of business (Regulated, Non-Regulated, Other/Consolidation). E.ON Nordic has separated its Regulated operations comprising electricity distribution and gas distribution, both of which are seen as natural monopolies, from the Non-Regulated operations comprising generation, trading, retail and other competitive parts of the business. Other/Consolidation includes consolidation effects, as well as results of the parent companies (E.ON Nordic and E.ON Sverige) and of the two Finnish distribution network operators (described in “— Electricity Distribution”).

The following table sets forth the sources and sales channels of electric power in E.ON Nordic’s operations during each of 2006 and 2005:

	Total 2006	Total 2005%
Sources of Power	million kWh	million kWh	Change

Own generation	27,901	33,272	−16.1
Purchased power from jointly owned power stations	10,173	10,398	−2.2
Power purchased from outside sources	4,646	4,153	+11.9

Total power procured	14,819	14,551	+1.8
Power used for operating purposes and network losses	(2,154)	(1,905)	+13.1

Total	40,566	45,918	−11.7

Sales of Power
Residential customers	6,618	6,999	−5.4
Commercial customers	12,845	12,678	+1.3
Sales partners(1)/Nord Pool	21,103	26,241	−19.6

Total	40,566	45,918	−11.7

(1)	Sales partners are co-owners in E.ON Nordic’s majority-owned power plants, primarily nuclear power plants, to which E.ON Nordic sells electricity at prices equal to the cost of production.

In 2006, E.ON Nordic procured a total of 40.6 billion kWh of electricity, including 2.2 billion kWh used for operating purposes and network losses. E.ON Nordic purchased a total of 10.2 billion kWh of power from power stations in which it has an interest of 50 percent or less. In addition, E.ON Nordic purchased 4.6 billion kWh of electricity from other sources, mainly from the Nord Pool power exchange. In 2006, E.ON Nordic’s own generation volumes decreased by approximately 5.4 billion kWh, primarily as a result of the lower levels of rainfall during the year and the sale of generation assets to Statkraft in late 2005. Nuclear power production declined by approximately 0.8 billion kWh due to the fact that several Swedish nuclear units were taken offline as a consequence of an incident at Vattenfall AB’s (“Vattenfall”) Forsmark nuclear power station in late July 2006. As a result of lower power production volumes from its own sources, E.ON Nordic purchased slightly more power from outside sources (0.5 billion kWh). Sales to residential and commercial customers decreased by approximately 0.1 billon kWh in 2006, mainly due to the unseasonably warm weather in the fourth quarter. Sales to sales partners and Nord Pool decreased by approximately 5.1 billion kWh in 2006, primarily reflecting lower own generation. See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2006 Compared with Year Ended December 31, 2005 — Nordic.”

E.ON Nordic also operates wholesale and retail gas businesses in Sweden, Denmark and Finland. The following table sets forth the sources and sales channels of gas in E.ON Nordic’s operations during each of 2006 and 2005:

	Total 2006	Total 2005%
Sources of Gas	million kWh	million kWh	Change

Long-term gas supply contracts	7,156	7,901	−9.4
Market purchases	400	256	+56.3

Total gas supplied	7,556	8,157	−7.4

Sale and Use of Gas
Gas used for own generation	1,775	1,235	+43.7
Sales to industrial and distribution customers	5,006	6,684	−25.1
Sales to residential customers	257	238	+8.0
Market sales	518	0	—

Total gas used and sold	7,556	8,157	−7.4

Since September 2005, E.ON Ruhrgas has been the sole supplier of natural gas to E.ON Nordic pursuant to a long-term supply contract between the parties. The agreed framework for the E.ON Ruhrgas contract is essentially that of a “take or pay” arrangement, though it will provide E.ON Nordic with a certain amount of flexibility in relation to the purchase of additional quantities and the deferral of quantities not taken.

Market Environment

Electricity.  The electricity market in the Nordic countries has undergone major and far-reaching changes since the mid-1990s. Electricity market reforms have been instituted with the goal of increasing efficiency. Market integration and increased competition were seen as means to attain this objective. Privatization has not been an objective, and consequently the degree of public ownership in the electricity supply industry is essentially unaffected by the electricity market reforms.

The first major step in Swedish market reform was taken in 1991, with the decision to separate transmission from generation. Svenska Kraftnät, established to manage the main Swedish 200-400 kV transmission network, started operating in 1992. The networks were opened to new participants, and legislation providing for competition became effective January 1, 1996.

Today, the key feature of the Nordic electricity market is that there is a strict separation between the natural monopoly and the competitive parts of the industry. Thus, transmission and distribution, which are seen as natural monopolies, are separated from generation, retail sales and trading. The transmission network is therefore owned and managed by Svenska Kraftnät, a state agency controlled by the Swedish state, while distribution activities must be carried out by a legal entity separate from those engaged in retail sales (though common ownership is allowed). In order to make competition in generation and retail sales possible in the Nordic area, third party access to transmission and distribution networks is guaranteed. The prices and quality of transmission and distribution services are subject to regulation by a sector-specific regulator in each country. Moreover, in each country a central transmission system operator is responsible for the stability of the system. Thus, although there is a common spot market and free trade across the national borders, system control remains a national responsibility.

Following deregulation, the electricity trading market in the Nordic countries is a liquid and transparent commodity market with trading taking place through the Nordic electricity exchange Nord Pool. The market participants at Nord Pool include power generators, retail companies, end users, traders and portfolio managers. The electricity exchange markets consist of a physical market (day-ahead for delivery in the next 24-hour period and an intra-day market) and a financial market (contracts of up to six years for hedging and trading). Nord Pool also has clearing operations where all financial contracts traded at Nord Pool and most OTC contracts for Nordic power, contracts for differences between price areas, and emissions allowances are cleared. The current volume of electricity traded at the Nord Pool spot market exchange is equal to more than 60 percent of underlying consumption in the Nordic countries and the volume traded at the financial market is about 6 times the underlying physical consumption in the Nordic countries. The pricing in the Nordic market is therefore efficient, with low transaction costs and high transparency. In addition, the exchange price is used as a reference price for a large part of bilateral trading contracts. The prices on the spot and forward markets are generally used as the price basis in sales contracts with end customers.

The electricity supply system in the Nordic countries is highly dependent on the hydroelectric power systems in Norway and Sweden. In a normal year, total hydroelectric power generation in the Nordic countries amounts to approximately 190-200 TWh. Hydroelectric power has low variable costs and is highly flexible due to the possibility to regulate the flow of water from the reservoirs. Weak hydrologic balance, meaning less hydroelectric power being produced, entails that more thermal production units with considerable higher marginal costs will have to be put into operation, implying increasing wholesale prices. Although long-term precipitation is relatively stable in the region, wide variations occur in the short term both within individual years and between years. As a result, the price on the Nord Pool electricity spot market can vary widely both within a given year and between years.

Since the introduction of the EU emissions trading scheme on January 1, 2005, CO2 emission certificates have had a significant impact on electricity prices in the Nordic countries. The price of CO2 emission certificates is set on the European emissions market, through trading on marketplaces such as ECX and Nord Pool and on the European OTC market for CO2 emission certificates. The price of CO2 emission certificates for 2006 was very volatile, varying between 6.5 and 32 €/ton during 2006. This has increased the volatility of electricity prices since it affects the marginal costs of thermal power plants.

In 2004, the total volume of electrical energy generated by hydroelectric power was 184 TWh, slightly below normal volumes. In the beginning of 2004, electricity prices in the Nordic market remained at levels between 29 and 35 €/MWh. Prices on the spot market as well as on the forward markets had a peak during summer and early autumn, with the spot price reaching levels of about 48 €/MWh. By the fourth quarter, more normal levels of rainfall during the course of the year allowed reservoir levels to recover and at year-end reservoirs were near normal levels. At year-end, electricity spot prices were traded at levels of 25 €/MWh.

In 2005, which was a wet year, the total volume of electrical energy generated by hydroelectric power in the Nordic countries was 222 TWh. The year started with warm weather in January and February and after a cold March the rest of the year was a bit warmer than normal. The hydrological balance started at a level above normal and reached a peak of 16 TWh above normal in the beginning of the year. Reservoir levels decreased to normal at the end of the year. The introduction of the EU emissions trading scheme in January resulted in generally higher prices for electricity. The average electricity spot price in 2005 amounted to 29 €/MWh.

In 2006, which had a dry start of the year and a wet autumn, the total volume of electrical energy generated by hydroelectric power in the Nordic countries was 191 TWh. The hydrological balance started at a level slightly below normal and reached its lowest level at more than 30 TWh below normal at the end of the summer before increasing to levels near normal at the end of the year. The development of the hydrological situation and the impact of the EU emissions trading scheme resulted in generally high and volatile prices for electricity. The daily average Nordic spot price peaked in August above 80 €/MWh when four nuclear reactors had to be shut down due to the Forsmark incident described below. The monthly average spot price was 40 €/MWh in January, reached its highest value of 66 €/MWh in August and ended up with its lowest value, 33 €/MWh, in December. The volatile spot prices during the year caused an increase in the average electricity spot price in 2006, which reached 49 €/MWh compared with only 29 €/MWh in 2005.

Since 2001, electricity consumption in the Nordic countries has been relatively stable with a slight increase from 393 TWh in 2001 to 397 TWh in 2006. A temporary decrease occurred during 2002 and 2003, mainly due to an extremely dry autumn 2002 followed by high electricity prices and weaker economies in the Nordic area.

In 2006, the Swedish parliament decided to prolong the electricity certificate system until 2030 in order to support renewable electrical energy. This system, which was introduced in 2003, is a market-based support system in which the price of electricity certificates is the result of the relation between supply and demand on the electricity certificate market. The aim of the system is to increase the volume of electricity produced from renewable sources by 17 TWh by 2016 as compared with the 2002 level. Electricity certificates are granted by the Swedish government to generators of electricity from certain types of renewable sources. For every MWh of electricity produced from such sources the generator is given one certificate that it can sell in addition to the electricity generated. In order to create a demand for electricity certificates, it is mandatory for most electricity end users (including residential end users) to purchase a certain number of certificates in proportion to their consumption. This is known as the quota obligation. During 2004, the quota obligation amounted to 8.1 percent of electricity consumed. In 2005, the quota obligation amounted to 10.4 percent and in 2006 12.6 percent. The quota obligation is scheduled to peak at 17.9 percent in 2010-2012 and thereafter decline to 8.9 percent in 2013 due to the phase out of some production units from the system. Any applicable end user who fails to meet this quota obligation must instead pay a quota obligation charge to the Swedish government. E.ON Nordic generally has earned a sufficient number of electricity certificates through its own wind power and biomass production, and also has purchasing agreements with a number of small renewable electricity producers.

E.ON Nordic’s main competitors in the Nordic wholesale market are the Swedish energy company Vattenfall, the Finnish utility Fortum and the Norwegian energy company Statkraft. Vattenfall and Fortum are also the main competitors of E.ON Nordic in the Swedish retail market, which is completely deregulated.

Natural Gas.  The Swedish gas pipeline system is constructed along the western coast of Sweden, starting in Dragör, Denmark and ending in Gothenburg, Sweden. Gas represents 20 percent of the total energy supply in this region, while at the national level, it comprises somewhat less than 2 percent of Sweden’s total energy supply. In 2006, gas consumption in Sweden amounted to approximately 10 TWh. The Swedish gas market is characterized by a small number of companies and a high degree of vertical integration. There are currently about five competitors active in the Swedish market, with E.ON Nordic accounting for the distribution and sale of approximately half of all gas distributed and sold in Sweden in 2006. The major competitor in the end customer market is the Danish gas company DONG and to a smaller extent municipally owned companies with customers mainly in the geographic area of their municipality.

District Heating.  District heating supplies residential buildings, commercial premises and industries with heat for space heating and residential hot water production.

In Sweden, most district heating companies are still owned by municipalities, although the current trend is for large energy groups to acquire municipal companies. E.ON Nordic is actively participating in this privatization process. District heating is not price-controlled. The price of competing alternatives serves, however, as a ceiling for the prices that district heating companies can charge. E.ON Nordic also conducts some heating operations in Denmark.

Non-regulated Business

Power Generation

General.  E.ON Nordic owns interests in electric power generation facilities, mainly in Sweden, with a total installed capacity of approximately 14,800 MW, of which its attributable share is approximately 7,300 MW (not including mothballed, shutdown or reduced power plants).

E.ON Nordic generates electricity primarily at nuclear and hydroelectric power plants, with a small percentage generated at other types of power plants. In 2006, approximately 56 percent of E.ON Nordic’s electric output was generated by nuclear, 37 percent by hydroelectric, and the remaining 7 percent by other fuels including oil, hard coal, biomass, natural gas, wind and waste.

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

The following table sets forth E.ON Nordic’s major electric power generation facilities (including cogeneration plants), the total capacity, the stake held by E.ON Nordic and the capacity attributable to E.ON Nordic for each facility as of December 31, 2006, and their start-up dates.

E.ON NORDIC ELECTRIC POWER STATIONS

		E.ON Nordic’s Share
	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Nuclear
Forsmark 1	996	9.3	93	1980
Forsmark 2	1,006	9.3	94	1981
Forsmark 3	1,190	10.8	128	1985
Oskarshamn I	467	54.5	255	1972
Oskarshamn II	602	54.5	328	1974
Oskarshamn III	1,153	54.5	628	1985
Ringhals 1	843	29.6	249	1976
Ringhals 2	867	29.6	256	1975
Ringhals 3	957	29.6	283	1981
Ringhals 4	908	29.6	268	1983

Total	8,989		2,582

Hydroelectric
Bålforsen	88	100.0	88	1958
Bergeforsen	160	44.0	70	1955
Bjurfors nedre	78	100.0	78	1959
Blåsjön	60	50.0	30	1957
Degerforsen	63	100.0	63	1965
Edensforsen	67	96.5	65	1956
Edsele	60	100.0	60	1965
Forsse	52	100.0	52	1968
Gulsele	64	65.0	42	1955
Hällby	84	65.0	55	1970
Hammarforsen	79	100.0	79	1928
Harrsele	223	50.6	113	1957
Hjälta	178	100.0	178	1949
Järnvägsforsen	100	94.9	95	1975
Korselbränna	130	100.0	130	1961
Moforsen	135	100.0	135	1968
Olden (Langan)	112	100.0	112	1974
Pengfors	52	65.0	34	1954
Ramsele	157	100.0	157	1958
Rätan	60	100.0	60	1968
Sollefteåforsen	61	50.0	31	1966
Stensjön (Hårkan)	95	50.0	48	1968

		E.ON Nordic’s Share
	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Hydroelectric (continued)
Storfinnforsen	112	100.0	112	1953
Trångfors	73	100.0	73	1975
Other (<50 MW installed capacity)	835	n/a	778	n/a

Total	3,178		2,738

Fuel Oil
Barsebäck GT	84	100.0	84	1974
Bråvalla	240	100.0	240	1972
Halmstad G11	78	100.0	78	1973
Halmstad G12	172	100.0	172	1993
Karlshamn G1	332	70.0	232	1971
Karlshamn G2	332	70.0	232	1971
Karlshamn G3	326	70.0	228	1973
Karskär G4	125	50.0	63	1968
Öresundsverket GT	126	100.0	126	1971
Oskarshamn GT	80	54.5	44	1973
Other (<50 MW installed capacity)	77	n/a	41	n/a

Total	1,972		1,540

Natural Gas
Heleneholm G11, G12(CHP)	130	100.0	130	1966+1970
Wind Power
Sweden	18	n/a	18	n/a
Denmark	165	n/a	33	n/a

Total	184		51

Other Power Plants
Abyverket G1, G2, G3(CHP)	151	100.0	151	1962-1974
Händelö (Norrköping)(CHP)	100	100.0	100	1983
Karskär G3	48	50.0	24	1968

Total	299		275

Shutdown
Barsebäck 1(Nuclear)	—	25.8	—	1975
Barsebäck 2(Nuclear)	—	25.8	—	1977

Total	14,751		7,316

(CHP)	Combined Heat and Power Generation.

E.ON Nordic’s total attributable capacity decreased by 58 MW compared with 2005 mostly due to the disposal of some minor hydroelectric power plants.

The construction of a new gas-fired CHP facility in the Swedish city of Malmö was initiated by E.ON Nordic during 2006. The new plant is expected to be fully operational in late 2008 or early 2009 and to contribute a total capacity of 440 MW of electricity and 250 MW of heat. In addition, efficiency improvements, which are aimed at increasing generation capacity, are planned for the nuclear reactors in Forsmark, Ringhals and Oskarshamn. The implementation of these efficiency measures was started in 2005. Pending receipt of the necessary approvals, E.ON Nordic expects that all major efficiency improvements will be completed by 2011.

Nuclear Power.  E.ON Nordic operates three Swedish nuclear power plants (Oskarshamn I — III), which provided 56 percent of E.ON Nordic’s total power output in 2006. In addition, E.ON Nordic holds minority participations in all other Swedish nuclear power reactors. E.ON Nordic receives a share of the electrical power produced at these plants according to its respective shareholding. The purchase price for this electricity is determined on the basis of the total costs for each facility and is paid according to the shareholding in each reactor.

In 2006, production at Oskarshamn was negatively affected following a country-wide review of nuclear power plants following a transmission-related incident at the Forsmark plant in late July that resulted in an emergency shutdown of the plant and subsequent modifications to the plant’s transmission infrastructure. Notably, the Forsmark incident (in which a power surge resulted in the failure of two out of four emergency power supply systems) did not result in any nuclear accident, release of radioactivity or equipment damage. Reviews of similar infrastructure at other reactors following the Forsmark incident took a number of Swedish reactors out of service for a period of several weeks and revealed the need for a significant overhaul at the Oskarshamn I reactor operated by E.ON Nordic, which was only restarted in January 2007. Although investigations into responsibility for the Forsmark incident are ongoing, it is expected that primary responsibility for the Forsmark incident will primarily be vested with Forsmark Kraft AB, the company owning the reactors at Forsmark. Vattenfall is the majority shareholder of Forsmark Kraft AB and operates the reactor, though E.ON Nordic has a minority stake in the company in line with Swedish national policy. The Swedish nuclear power plants in which E.ON Nordic holds an interest operated at approximately 84 percent of available capacity in 2006.

E.ON Nordic’s nuclear power plants are required to meet applicable Swedish safety standards, which are described in “— Environmental Matters — Nordic.” In Sweden, nuclear waste is handled by Svensk Kärnbränslehantering AB (“SKB”), which is owned by the domestic nuclear power producers and supervised by various state institutions. Sweden’s low and intermediate-level nuclear waste is deposited in the Repository for Radioactive Operational Waste, located at the Forsmark nuclear power plants. Spent nuclear fuel and other high-level nuclear waste are placed in temporary storage at the Central Interim Storage Facility for Spent Nuclear Fuel, situated near the Oskarshamn nuclear power plants. No long-term repository has yet been constructed for spent nuclear fuel, but SKB is planning to build a deep repository for the long-term storage of all spent nuclear fuel. E.ON Nordic expects that a decision will be taken on where the deep repository is to be built at the earliest by 2012, with the first nuclear waste expected to be stored there after 2020.

In 1997, a law concerning the phase out of nuclear power was passed pursuant to which the government can decide to revoke a license to conduct nuclear operations, but must compensate the owner of the nuclear plants that are phased out. E.ON Nordic’s Barsebäck 1 reactor was closed under this law in 1999, while Barsebäck 2 was closed in 2005, with E.ON Nordic receiving compensation in each case. During 2006, the compensation agreement concerning the closure of Barsebäck 2 was fully and finally implemented, with E.ON Sverige’s interest in Ringhals AB being increased to 29.56 percent at no cost to E.ON Nordic.

E.ON Nordic currently has no other nuclear power plants that have been explicitly targeted for early phase-out by the Swedish government. However, it is unclear if and to what extent such shutdowns may be required in the future.

In Sweden, the financing system for the handling of high-level nuclear waste as well as the dismantling of nuclear facilities is currently based on a fee charged per generated kWh of electricity. The exact amount is regularly calculated based on assumptions about the expected period of operation for each reactor by the Swedish Nuclear Power Inspectorate and ultimately determined by the Swedish government. Nuclear power operators include this fee in the price of electricity and transfer it to the national Nuclear Waste Fund. The purpose of this fund is to cover all expenses incurred for the safe handling and final disposal of spent nuclear fuel, as well as for dismantling nuclear facilities and disposing of decommissioning waste. For changes to this financing system, see “ — Environmental Matters — Nordic.” Expenses for other low and intermediate-level operational nuclear waste have to be directly covered by the nuclear operators. For this purpose, E.ON Nordic has made provisions totaling €8.3 million as of December 31, 2006.

In Sweden, taxes are levied on the production of nuclear power based on the installed nuclear power capacity. This tax amounted to approximately €7,230 per MW of thermal power in 2005. In December 2005, the Swedish parliament approved an 85 percent increase in the nuclear tax effective as of January 2006, at which time the tax increased to approximately €13,400 per MW of thermal power. As a consequence, E.ON Nordic’s related tax expense increased by €36 million in 2006. No further changes of the nuclear tax are expected during 2007.

E.ON Nordic purchases fuel elements for nuclear power plants from international suppliers. E.ON Nordic considers the supply of uranium and fuel elements on the world market to be adequate.

Hydroelectric.  E.ON Nordic operates 115 Swedish hydroelectric power plants, which provided 37 percent of E.ON Nordic’s total power output in 2006. Due to the presence of mountains and rivers, hydroelectric plants are generally located in northern Sweden. Due to natural variances in annual water inflow to the hydro reservoirs, hydroelectric plants can be subject to reduced operations during periods of low precipitation. Notably, during periods of low precipitation market prices for electricity increase, while during periods with high precipitation market prices decrease. Thus, variances in rainfall in the region can have a significant positive or negative effect on the Nordic market unit’s financial and operating results. See also “Item 3. Key Information — Risk Factors.” In 2006, the inflow to E.ON Nordic’s hydro reservoirs was about 93 percent of normal inflow and therefore production from hydroelectric assets was lower. However, since autumn 2006 was warm in Sweden, rain and snow have contributed to reservoir levels above normal at year-end.

Hydroelectric power plants in Sweden are subject to real estate taxes. In 2006, the Swedish parliament approved an increase of the real estate tax rate from 0.5 percent to 1.7 percent. As a consequence, E.ON Nordic’s real estate tax expense increased by €27 million in 2006. Further increases in real estate tax expenses are expected during 2007 due to an anticipated revaluation of E.ON Nordic’s tax base.

Other Power Plants.  Power plants fuelled by fuel oil, hard coal, biomass, natural gas, wind power and waste provided the remaining 7 percent of E.ON Nordic’s total power output in 2006. Hard coal and wind power plants are usually used for electricity base load operations. Oil- and gas-fired plants are only used for peak load operations, when market prices cover the operational cost. The production planning of CHP plants is to a large degree dependent on temperature conditions. Fuel oil, natural gas, hard coal and biomass are generally available from multiple sources, though prices are determined on international commodities markets and are therefore subject to fluctuations. Waste is purchased under supply contracts with local providers.

Demand for power tends to be seasonal, rising in the winter months and typically resulting in additional electricity sales by E.ON Nordic in the first and fourth quarters.

Although E.ON Nordic’s power plants are maintained on a regular basis, there is a certain risk of failure for power plants of every fuel type. Depending on the associated generation capacity, the length of the outage and the cost of the required repair measures, the economic damage due to such failure can vary significantly. Thus, as with water shortages, power plant outages can negatively affect the market unit’s financial and operating results. No significant unplanned outage occurred in 2004 or 2005, while a number of Swedish nuclear plants suffered unplanned outages in the second half of 2006 following the incident at Forsmark described above.

Nuclear generated electricity in the Nordic market decreased significantly in 2006 compared with 2005 as a consequence of the Forsmark incident and the related unplanned outages at other reactors, including the Oskarshamn I reactor operated by E.ON Sverige. The impact of lost production for E.ON Nordic as compared with 2005 was, however, limited to 0.5 TWh, as there was high availability of the plants in the first half of the year.

Retail

E.ON Nordic and its associated companies sell electricity, gas and district heating, as well as other energy-related services, to residential and commercial customers, mainly in the southern parts of Sweden. In addition, E.ON Nordic sells minor amounts of electricity, gas and district heating to end customers in Denmark, Finland and Poland.

Electricity.  As of December 31, 2006, E.ON Nordic supplied electricity to approximately 840,000 electricity customer accounts in Sweden and to a minor degree in Denmark. Through its subsidiaries Kainuun Energia Oy and

Karhu Voima Oy, E.ON Nordic supplied approximately 70,000 customers in Finland. Although the majority of E.ON Nordic’s customer accounts are with residential customers, the majority of its sales volumes are made to commercial customers. E.ON Nordic sold a total of 19.5 TWh of electricity in 2006, of which 6.6 TWh was delivered to residential customers and 12.9 TWh was delivered to commercial customers (including municipal distributors). E.ON Nordic’s electricity customers are concentrated in the south of Sweden, the areas of Stockholm, Örebro and Norrköping, the Mid-Norrland region, as well as in the eastern parts of Finland, although E.ON Nordic potentially serves customers throughout the Nordic region.

Gas.  In the Swedish gas market, E.ON Nordic supplied approximately 14,000 customers with gas in 2006. 3.3 TWh were delivered to large industrial and (mostly municipal) distribution customers, and 0.3 TWh were delivered to residential customers. E.ON Nordic also supplied a small amount of gas in Denmark (0.5 TWh) and Finland (0.6 TWh) in 2006.

Heat & Waste.  E.ON Nordic sells heating, primarily district heating, to approximately 30,000 customers in Sweden and Denmark. In 2006, sales of district heating amounted to 5.3 TWh in Sweden and 0.1 TWh in Denmark. In addition, in 2006 E.ON Nordic sold a de minimis amount of heat in Poland.

E.ON Nordic is also active in the Swedish waste business, mainly through E.ON Sverige SAKAB AB (“E.ON Sverige SAKAB”). E.ON Sverige SAKAB’s operations focus on recycling and destroying hazardous waste. In addition, E.ON Sverige SAKAB treats a small portion of household waste and industrial refuse for heat-recovery purposes. In 2006, E.ON Nordic’s waste activities had combined sales of €49 million. Waste volumes handled amounted to approximately 444,000 tons.

Other Activities.  E.ON Nordic provides services for distribution networks and other services primarily in Sweden through E.ON Sverige’s subsidiary ElektroSandberg AB. In August 2006, E.ON Sverige sold a 75.1 percent interest in the broadband communication business E.ON Sverige Bredband AB (“E.ON Sverige Bredband”) to Tele2 Sverige AB (“Tele2”). In addition, E.ON Sverige has a put option allowing it to sell the remaining shares within 24 months and Tele2 has a call option to acquire E.ON Sverige’s remaining shares in E.ON Sverige Bredband in the event that E.ON Sverige does not exercise the put option.

Trading

E.ON Nordic’s energy trading activities focus on electricity trading on the Nord Pool exchange, but also to a lesser extent include other commodities such as oil, natural gas, CO2 emission certificates and propane.

E.ON Nordic uses energy trading to optimize the value of and manage risks associated with its energy portfolio. E.ON Nordic also performs a limited amount of proprietary trading, as well as providing portfolio management services for external clients, including access to energy exchanges, advice and risk management for their portfolios. Since 1999, E.ON Trading Nordic AB has been fully authorized by the Swedish Financial Supervisory Authority to advise and conduct trading on behalf of portfolio management clients.

All of E.ON Nordic’s energy trading operations, including its limited proprietary trading, are subject to E.ON’s risk management policies for energy trading. For additional information on these policies and related exposures, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table sets forth the total volume of E.ON Nordic’s traded electric power in 2006 and 2005.

	2006	2005
	million	million
Trading of Power	kWh	kWh	% Change

Power sold	28,281	36,580	−22.7
Power purchased	28,304	36,842	−23.2

Total	56,585	73,422	−22.9

The major part of realized trading volumes is usually contracted in the year prior to realization. Trading volumes decreased in 2006 compared with 2005 due to a lower volume of trades made during the 4-5 year period preceding the settlement year.

Regulated Business

Electricity Distribution

E.ON Nordic and its associated companies are actively involved in electricity distribution activities in both Sweden and Finland.

In Sweden, the 200-400 kV electricity grid is owned and managed by Svenska Kraftnät, a state agency controlled by the Swedish state. 30-130 kV electricity is transmitted through a regional distribution network with a length of around 40,000 km, of which E.ON Nordic owns and manages 8,000 km, located in southern Sweden and around Sundsvall in the north of Sweden. The local distribution networks are managed by about 180 different grid companies, including E.ON Nordic. The length of the total local network for Sweden is about 550,000 km, of which E.ON Nordic owns 117,000 km. Balance control for the whole system is managed by Svenska Kraftnät.

In January 2005, a severe storm hit Sweden and devastated large areas of forest in southern Sweden. This had a serious effect on parts of E.ON Nordic’s distribution grid, which in some areas was destroyed. Following this storm, E.ON Nordic has launched a major reinvestment program in order to secure and increase the reliability of its local and regional distribution grids. The focus of reinvestment activity is on cabling insulated overhead lines in the local networks and securing broader “right of way” corridors in the regional networks.

As a result of the storm in 2005, the Swedish government passed new legislation concerning electricity distribution in December 2005. Under the new law, which came into force on January 1, 2006, a customer shall be compensated for power outages that last more than 12 hours, with the compensation payment being equal to at least 12.5 percent and up to 300 percent of the customer’s annual network charges, with compensation being based on the length of the outage. With effect of new legislation from January 1, 2011, the maximum allowable period of time for a power outage will be 24 hours. Following this new legislation, E.ON Nordic has set the timetable for a major part of the ongoing reinvestments in the electricity network to be completed by 2010. E.ON Nordic expects that this will to a large extent reduce its exposure to weather-related damage in the future.

On January 14, 2007, another severe storm hit southern Sweden, with serious effect on the distribution grid. Approximately 300,000 households in Sweden, including approximately 170,000 of E.ON Sverige’s customers, were affected by power outages. Some customers, including E.ON Sverige customers, were left without electricity for up to ten days. Estimated costs to be incurred by E.ON Nordic for rebuilding its distribution grid and compensating customers are in the range of €95 million. Due to the ongoing reinvestment activities described above, the number of affected customers was reduced and the restoration of power distribution has been efficient.

The electricity grid in Sweden is linked to the power transmission grids in Norway, Finland and Denmark. In addition, the Baltic Cable links the Swedish transmission grid to the grid of E.ON Netz in Germany. The Baltic Cable is one of the longest (250 km) direct current submarine cables in the world, with a capacity of 600 MW. E.ON Nordic owns one-third of the cable through E.ON Sverige, with the remaining two-thirds owned by the Norwegian company Statkraft.

In 2006, E.ON Nordic’s distribution network served approximately one million customers, including approximately 590,000 customers in southern Sweden, 325,000 customers in the metropolitan areas of Stockholm/Örebro/Norrköping and 85,000 customers in the Mid-Norrland region. The areas around the cities of Malmö (in southern Sweden), Stockholm, Örebro and Norrköping belong to the more densely populated areas of Sweden, but parts of southern Sweden and Norrland are more rural areas with a lower density.

E.ON Nordic also owns and operates local power distribution grids in Finland through Kainuun Energia Oy (approximately 54,800 customers in eastern Finland), with a length of 12,663 km, and Karhu Voima Oy (16 industrial customers in southwest Finland), with a length of 68 km.

The following map shows E.ON Nordic’s current distribution areas.

In Sweden and Finland, electricity customers have separate contracts with a retail supplier and an electricity distributor. For this reason, distribution customers of E.ON Nordic may choose other retail suppliers and E.ON Nordic may sell electricity to customers not covered by its own distribution grids. For information on grid access, see “— Regulatory Environment — Nordic.”

Gas Transmission, Distribution and Storage

The Swedish gas pipeline system is constructed along the western coast of Sweden, starting in Dragör, Denmark and ending in Gothenburg, Sweden. Gas represents approximately 20 percent of total energy supply in the Nordic region, while at the national level, it comprises somewhat less than 2 percent of Sweden’s total energy supply. The 320 km national gas transmission pipeline is owned by Nova Naturgas AB, a consortium in which E.ON Ruhrgas International AG holds a 29.6 percent interest. E.ON Nordic owns, operates and maintains a regional high-pressure gas pipeline with a length of 202 km and a low-pressure gas distribution pipeline with a length of 1,700 km. In addition, E.ON Nordic has an underground gas storage facility in Getinge with a working capacity of 8.5 million m3 and a maximum withdrawal rate of 40 thousand m3/hour. In 2006, E.ON Nordic transported a total of 6.5 TWh of gas through its gas pipeline system.

The Swedish natural gas market is currently connected to the Danish natural gas market through one supply route. Sweden’s strategic location between two of the largest producers, Russia and Norway, has led to the initiation of several studies and projects with the aim of increasing supplies to or via Sweden.

U.S. MIDWEST

Overview

E.ON U.S. is a diversified energy services company with businesses in power generation, retail gas and electric utility services, as well as asset-based energy marketing. Asset-based energy marketing involves the off-system sale of excess power generated by physical assets owned or controlled by E.ON U.S. and its affiliates. E.ON U.S.’s power generation and retail electricity and gas services are located principally in Kentucky, with a small customer base in Virginia and Tennessee. As of December 31, 2006, E.ON U.S. owned or controlled aggregate generating capacity of approximately 7,500 MW. In 2006, E.ON U.S. served more than one million customers. The U.S. Midwest market unit recorded sales of €1,947 million in 2006 and adjusted EBIT of €391 million.

Operations

In the areas of the United States in which E.ON U.S. operates, electricity generated at power stations is delivered to consumers through an integrated transmission and distribution system. For information about the principal segments of the electricity industry, see “— Central Europe — Operations.” In 2006, E.ON U.S. was actively involved in generation, transmission, distribution, retail and trading in the states in which it had utility operations.

E.ON U.S. divides its operations into regulated utility and non-regulated businesses. Utility operations are subject to state regulation that sets rates charged to retail customers.

In the regulated utility business, which accounted for approximately 97 percent of E.ON U.S.’s revenues in 2006 (83 percent electricity, 17 percent gas), E.ON U.S. operates two wholly-owned utility subsidiaries: Louisville Gas and Electric Company (“LG&E”), an electricity and natural gas utility based in Louisville, Kentucky, which serves customers in Louisville and 17 surrounding counties, and Kentucky Utilities Company (“KU”), an electric utility based in Lexington, Kentucky, which serves customers in 77 Kentucky counties, five counties in Virginia and one county in Tennessee.

E.ON U.S.’s non-regulated business, which accounted for approximately 3 percent of E.ON U.S.’s sales in 2006, is comprised of the operations of E.ON U.S. Capital Corp. (“ECC”).

Market Environment

In the United States, the market environment for electricity companies varies from state to state, depending on the level of deregulation enacted in each jurisdiction.

The electric power industry remains highly regulated at the retail level in much of the U.S., including Kentucky, although in some parts of the country, including Virginia, it has become more competitive as a result of price and supply deregulation and other regulatory changes. In approximately one-third of the United States, retail electricity customers can now choose their electricity supplier; however, some states have taken steps to halt deregulation or consider re-regulation, including Virginia. To better support a competitive industry, federal regulators are transforming the manner in which the electric transmission grid is operated. Transmission owning entities are generally encouraged by federal regulators to transfer individual control over the operation of their transmission systems to regional transmission organizations (“RTOs”). These RTOs are intended to ensure non-discriminatory and open access to the nation’s electric transmission system. Depending on the specifics of deregulation in the states in which they operate, U.S. electric utilities have adopted different strategies and structures, sometimes divesting one or more of the generation, transmission, distribution or supply components of their businesses.

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

E.ON U.S.’s primary retail electric service territories are located in Kentucky, which accounted for approximately 68 percent of E.ON U.S.’s total revenues in 2006. To date, neither the Kentucky General Assembly nor the Kentucky Public Service Commission (“KPSC”) have adopted or announced a plan or timetable for retail electric industry competition in Kentucky. However, the nature or timing of any new legislative or regulatory actions regarding industry restructuring or the introduction of competition and their impact on LG&E and KU cannot currently be predicted.

Although retail choice became available for many customers in Virginia in January 2002 pursuant to the Virginia Electric Restructuring Act (the “Restructuring Act”), KU remains exempt from the provisions of the Restructuring Act until such time as KU provides competitive electric service to retail customers in any other state. During 2006, KU’s Virginia operations accounted for approximately 5 percent of KU’s total revenues and approximately 2 percent of E.ON U.S.’s total revenues. E.ON U.S.’s very limited Tennessee operations accounted for less than 1 percent of its total revenues in each of 2006 and 2005.

Over the past decade, E.ON U.S. has taken steps to maintain efficient rate structures while achieving high levels of customer satisfaction, including a reduction in the number of employees; aggressive cost reduction activities; an increase in focus on commercial, industrial and residential customers; an increase in employee involvement and training; and continuous modifications of its organizational structure. E.ON U.S. also strives to control costs through competitive bidding and process improvements. The company’s performance in national customer satisfaction surveys continues to be high.

Seasonal variations in U.S. demand for electricity reflect the summer cooling period as the time of peak load requirements, with a lesser peak during the winter heating period, the latter primarily in regions which do not have extensive gas distribution networks. The peak period of retail gas demand is the winter heating period.

Regulated Business

LG&E.  LG&E is a regulated public utility that generates and distributes electricity to approximately 398,000 customers and supplies natural gas to approximately 324,000 customers in Louisville and adjacent areas of Kentucky. LG&E’s service area covers approximately 700 square miles in 17 counties. LG&E’s coal-fired electric generating plants, most of which are equipped with systems to reduce SO2 emissions, produce a significant amount (97 percent) of LG&E’s electricity; the remainder is generated by gas-fired combustion turbines (approximately 2 percent) and by a hydroelectric power plant. Underground natural gas storage fields assist LG&E in providing economical and reliable gas service to customers. As of December 31, 2006, LG&E owned steam and combustion turbine generating facilities with an attributable capacity of 3,060 MW and a 48 MW hydroelectric facility on the Ohio River.

KU.  KU is a regulated public utility engaged in producing, transmitting, distributing and selling electric energy. KU provides electric service to approximately 501,000 customers in 77 counties in central, southeastern and western Kentucky and approximately 30,000 customers in five counties in southwestern Virginia. In Virginia, KU operates under the name Old Dominion Power Company. KU also sells wholesale electric energy to 12 municipalities and five customers in Tennessee. KU’s coal-fired electric generating plants produce a significant amount (97 percent) of KU’s electricity; the remainder is generated by gas-fired combustion turbines (approximately 3 percent) and a hydroelectric facility. As of December 31, 2006, KU owned steam and combustion turbine generating facilities with an attributable capacity of 4,375 MW and a 24 MW hydroelectric facility.

Power Generation

The following table sets forth details of LG&E’s and KU’s electric power generation facilities, including their total capacity, the stake held by E.ON U.S. and the capacity attributable to E.ON U.S. for each facility as of December 31, 2006, and their start-up dates.

LG&E’S AND KU’S ELECTRIC POWER STATIONS

		E.ON U.S.’s Share
	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date

Hard Coal
Cane Run 4(1)	155	100.0	155	1962
Cane Run 5(1)	168	100.0	168	1966
Cane Run 6(1)	240	100.0	240	1969
E.W. Brown 1(2)	101	100.0	101	1957
E.W. Brown 2(2)	167	100.0	167	1963
E.W. Brown 3(2)	429	100.0	429	1971
Ghent 1(2)	475	100.0	475	1974

		E.ON U.S.’s Share
	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date
Hard Coal (continued)
Ghent 2(2)	484	100.0	484	1977
Ghent 3(2)	493	100.0	493	1981
Ghent 4(2)	493	100.0	493	1984
Green River 3(2)	68	100.0	68	1954
Green River 4(2)	95	100.0	95	1959
Mill Creek 1(1)	303	100.0	303	1972
Mill Creek 2(1)	301	100.0	301	1974
Mill Creek 3(1)	391	100.0	391	1978
Mill Creek 4(1)	477	100.0	477	1982
Trimble County 1(1)	511	75.0	383	1990
Tyrone 3(2)	71	100.0	71	1953

Total	5,422		5,294

Natural Gas
Cane Run 11(1)	14	100.0	14	1968
E.W. Brown 5(3)	117	100.0	117	2001
E.W. Brown 6(3)	154	100.0	154	1999
E.W. Brown 7(3)	154	100.0	154	1999
E.W. Brown 8(2)	106	100.0	106	1995
E.W. Brown 9(2)	106	100.0	106	1994
E.W. Brown 10(2)	106	100.0	106	1995
E.W. Brown 11(2)	106	100.0	106	1996
E.W. Brown IAC(3)	98	100.0	98	2000
Haefling 1(2)	12	100.0	12	1970
Haefling 2(2)	12	100.0	12	1970
Haefling 3(2)	12	100.0	12	1970
Paddy’s Run 11(1)	12	100.0	12	1968
Paddy’s Run 13(3)	158	100.0	158	2001
Trimble County 5(3)	160	100.0	160	2002
Trimble County 6(3)	160	100.0	160	2002
Trimble County 7(3)	160	100.0	160	2004
Trimble County 8(3)	160	100.0	160	2004
Trimble County 9(3)	160	100.0	160	2004
Trimble County 10(3)	160	100.0	160	2004
Zorn 1(1)	14	100.0	14	1969

Total	2,141		2,141

Hydroelectric
Dix Dam(2)	24	100.0	24	1925

		E.ON U.S.’s Share
	Total		Attributable
	Capacity		Capacity	Start-up
Power Plants	Net MW	%	MW	Date
Hydroelectric (continued)
Ohio Falls(1)	48	100.0	48	1928

Total	72		72

Total	7,635		7,507

Mothballed/Shutdown/Reduced
Green River 1(2)	22	100.0	22	1950
Green River 2(2)	22	100.0	22	1950
Paddy’s Run 12(1)	23	100.0	23	1968
Tyrone Unit 1(2)	27	100.0	27	1947
Tyrone Unit 2(2)	31	100.0	31	1948
Waterside 7(1)	11	100.0	11	1964
Waterside 8(1)	11	100.0	11	1964

Total	147		147

(1)	Power stations owned by LG&E.

(2)	Power stations owned by KU.

(3)	Power stations jointly owned by LG&E and KU.

Fuel.  Coal-fired steam and combustion turbine generating units provided approximately 97 percent of LG&E’s and KU’s net kWh generation for 2006. The remainder of 2006 net generation was produced by natural gas-fueled combustion turbine peaking units (approximately 2 percent) and hydroelectric plants. E.ON U.S. is currently building a second coal-fired (750 MW) unit at Trimble County which is expected to come on line in 2010. E.ON U.S.’s interest will be 75.0 percent. E.ON U.S. has no nuclear generating units and coal will continue to be the predominant fuel used by E.ON U.S.’s subsidiaries for the foreseeable future. LG&E and KU have entered into coal supply agreements with various suppliers for coal deliveries for 2007 and beyond and normally augment their coal supply agreements with spot market purchases. The companies have coal inventory policies which they believe provide adequate protection under most contingencies. Reliability of coal deliveries can be affected from time to time by a number of factors, including fluctuations in demand, coal mine labor issues and other supplier or transporter operating or contractual difficulties.

Each of LG&E and KU expect to continue purchasing much of their coal, which has varying sulphur content ranges, from western Kentucky, southern Indiana and West Virginia, with additional KU purchases from eastern Kentucky, Wyoming and Colorado. In general, the delivered cost of coal has been rising since late 2002.

LG&E purchases natural gas transportation services from both of the major, trans-continental natural gas transmission pipeline companies operating in the southern Midwest region. LG&E also has a portfolio of gas supply arrangements with a number of suppliers in order to meet its firm sales obligations. These gas supply arrangements have various terms and include pricing provisions that are market-responsive. LG&E believes these firm supplies, in tandem with the pipeline transportation services, provide the reliability and flexibility necessary to serve LG&E’s gas customers. LG&E operates five underground gas storage fields with a current working gas capacity of 15.1 billion cubic feet. Gas is purchased and injected into storage during the summer season and is then withdrawn to supplement pipeline supplies to meet the gas-system load requirements during the winter heating season. LG&E and KU primarily buy natural gas and oil fuel used for generation on the spot market.

LG&E and KU have limited exposure to market price volatility in prices of coal and natural gas, as long as cost pass-through mechanisms, including the fuel adjustment clause and gas supply clause, exist for retail customers. For a more detailed explanation of these mechanisms, see “— Regulatory Environment — U.S. Midwest.”

Asset-Based Energy Marketing.  LG&E and KU conduct energy trading and risk management activities to maximize the value of power sales from physical assets they own, in addition to the wholesale sale of excess asset capacity. These off-system sales accounted for 2.7 TWh in 2006. Energy trading activities are principally forward financial transactions to hedge price risk and are accounted for on a mark-to-market basis in accordance with SFAS No. 133. Prior to MISO establishing its energy market in April 2005, wholesale sales of excess asset capacity were treated as normal sales under SFAS No. 133 and were not marked-to-market.

Transmission

E.ON U.S.’s utility subsidiaries LG&E and KU operate 4,925 miles of transmission line. In September 2006, these entities withdrew from the Midwest Independent Transmission System Operator, Inc. (“MISO”), in which they had participated as transmission owning members since 1998 and which commenced commercial operations in February 2002. In connection with their withdrawal from MISO, LG&E and KU paid an exit fee of approximately $33 million, which remains subject to certain adjustments. Following exit from MISO, LG&E and KU have contractually engaged two independent third parties to perform certain of oversight and function control activities formerly performed by MISO relating to their transmission systems, in accordance with applicable Federal Energy Regulatory Commission (“FERC”) regulations. The Southeastern Power Pool (“SPP”) will now function as the transmission system operator and the Tennessee Valley Authority (“TVA”) will now function as the reliability coordinator, respectively, for LG&E and KU.

For additional information about transmission developments, see “— Regulatory Environment — U.S. Midwest.”

Distribution/Retail

The electric retail activities of LG&E and KU are limited to their respective service territories in Kentucky, with a small KU service region in Virginia and service to five customers in Tennessee. In 2006, LG&E’s total electric retail sales to residential, commercial and industrial customers were 10.7 billion kWh and its total aggregate electric sales, including off-system sales, were 14.4 billion kWh. In 2006, KU’s total electric retail sales to residential, commercial and industrial customers were 16.3 billion kWh and its total aggregate electric sales were 20.9 billion kWh.

The following table sets forth LG&E’s and KU’s sale of electric power for the periods presented:

	Total 2006	Total 2005
Sales of Electric Power to	million kWh	million kWh

Residential	10,330	10,864
Commercial and industrial customers	16,628	16,684
Municipals	1,978	2,014
Other retail	3,703	3,720
Off-system sales	2,650	4,434

Total	35,289	37,716

The gas retail activities of LG&E are limited to its service territory in Kentucky. In 2006, LG&E’s total retail gas sales were 8.7 billion kWh (2005: 10.8 billion kWh) and its total aggregate gas sales (including gas transportation volumes and wholesale sales) were 12.4 billion kWh (2005: 14.6 billion kWh).

Non-regulated Businesses

ECC.  ECC is the primary holding company for E.ON U.S.’s non-regulated businesses, which now consist only of interests in Argentine gas distribution operations which provide natural gas to approximately two million customers in Argentina through three distributors (Gas Natural BAN S.A. (“Ban”), Distribuidora de Gas del Centro S.A. (“Centro”) and Distribuidora de Gas Cuyana S.A. (“Cuyana”)). ECC owns 19.6 percent of Ban, 45.9 percent of Centro, and 14.4 percent of Cuyana. These operations continue to be subject to economic and political risks typical of emerging markets.

LG&E Power Inc. (“LPI”), a wholly-owned subsidiary of ECC, and its affiliates, including LG&E Power Services LLC (“LPS”), formerly owned, operated and maintained interests in U.S. independent power generation facilities. Following management’s decision in September 2003 to dispose of all of LPI’s assets, LPI and ECC sold their interests in wind power generation facilities in Texas and Spain in 2004. In January 2005, LPI sold its 50 percent ownership interest in a 550 MW gas-fired power generation facility in Texas. In June 2006, LPI sold its 50 percent ownership interest in a 209 MW coal-fired facility in North Carolina and LPS sold its remaining operations and maintenance contracts relating to the North Carolina plant along with four independent power generation facilities.

DISCONTINUED OPERATIONS

In 2002 and 2001, the Company discontinued the operations of its former oil segment and its former aluminum segment, respectively. These former segments are accounted for as discontinued operations in accordance with U.S. GAAP. In addition, in 2003, E.ON discontinued and disposed of certain operations in the U.S. Midwest market unit, as well as certain activities of Viterra in the Other Activities business segment. In 2005, E.ON discontinued and either disposed of certain operations or classified certain businesses as held for sale in the Pan-European Gas and U.S. Midwest market units, as well as Viterra in the Other Activities business segment. E.ON therefore also considers these businesses to be discontinued operations. Finally, in 2006, the Nordic market unit disposed of its entire stake in E.ON Finland. Under U.S. GAAP, results of all such discontinued operations must be shown separately, net of taxes and minority interests, under “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income. For details, see Note 4 of the Notes to Consolidated Financial Statements.

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

Other Activities

In June 2003, Viterra disposed of Viterra Energy Services AG (“Viterra Energy Services”), which then provided heat and water submetering services for administrators and owners of residential and commercial property, to CVC Capital Partners. In March 2003, Viterra sold its Viterra Contracting GmbH (“Viterra Contracting”) subsidiary, which then provided heat contracting services to apartment buildings, to Mabanaft GmbH (“Mabanaft”). The aggregate consideration for both transactions totaled €961 million, including approximately €112 million of assumed liabilities, with Viterra realizing a gain of €641 million. In 2004, the release of previously recorded provisions resulted in income in the amount of €10 million, which is recorded in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income.

On May 17, 2005, E.ON sold Viterra (then one of Germany’s largest private owners of residential property) to Deutsche Annington GmbH (“Deutsche Annington”). The purchase price for 100 percent of Viterra’s equity was approximately €4 billion. The transaction closed in August 2005. The company was classified as a discontinued operation in May 2005 and deconsolidated as of July 31, 2005. The portion of Viterra’s 2005 and 2004 results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to €2.6 billion and €294 million, respectively. In 2005, Viterra had revenues of €453 million. E.ON recorded a gain on disposal of €2.4 billion. In 2006, E.ON recognized gains of €52 million resulting from adjustments of the purchase price and the partial release of a related provision.

Other

As a part of the regulatory approval of the former Powergen’s acquisition of LG&E Energy (now E.ON U.S.), the SEC had required that LG&E Energy sell CRC-Evans International Inc. (“CRC-Evans”), then a provider of specialized equipment and services used in the construction and rehabilitation of gas and oil transmission pipelines. Effective October 31, 2003, LG&E Energy sold CRC-Evans to an affiliate of Natural Gas Partners for €37 million. The portion of CRC-Evans’ results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to approximately €1 million in 2005. E.ON realized no gain or loss on the disposal.

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

E.ON U.S.’s wholly-owned subsidiary, Western Kentucky Energy Corp. and affiliates (“WKE”) operates the generating facilities of Big Rivers Electric Corporation (“BREC”), a power generation cooperative in western Kentucky, and a coal-fired facility owned by the city of Henderson, Kentucky, under a 25-year lease. In November 2005, E.ON U.S. entered into a letter of intent with BREC regarding a proposed transaction to terminate the lease and operational agreements among the parties and other related matters. The parties are in the process of negotiating definitive agreements regarding the transaction, the closing of which would be subject to a number of conditions, including review and approval of various regulatory agencies and acquisition of certain consents by other interested parties. Subject to such contingencies, the parties are working on completing the proposed termination transaction during 2007. WKE was classified as discontinued operations at the end of December 2005. The portion of WKE’s 2006, 2005 and 2004 results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to income of €64 million and losses of €162 million and €2 million, respectively.

In February 2006, E.ON Nordic and Fortum signed an agreement providing for Fortum’s acquisition of E.ON Nordic’s entire 65.6 percent stake in E.ON Finland for a total of approximately €390 million. In June 2006, E.ON Nordic and Fortum finalized the transfer of all of E.ON Nordic’s shares in E.ON Finland to Fortum. The company was classified as a discontinued operation in mid-January 2006. The portion of E.ON Finland’s 2006 and 2005 results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to €11 million and €24 million, respectively. In 2006, E.ON Finland had revenues of €131 million.

For further information, see Note 4 of the Notes to Consolidated Financial Statements.

REGULATORY ENVIRONMENT

EU/GERMANY: GENERAL ASPECTS (ELECTRICITY AND GAS)

Overview

In order to promote competition in the EU energy market, the EU adopted electricity and gas directives (Directive 96/92/EC Concerning Common Rules for the Internal Market in Electricity, or the “First Electricity Directive” and Directive 98/30/EC Concerning Common Rules for the Internal Market in Natural Gas, or the “First Gas Directive”).

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

In June 2003, the EU Energy Council amended the First Electricity Directive and replaced it with a new electricity directive (Directive 2003/54/EC Concerning Common Rules for the Internal Market in Electricity, or the “Second Electricity Directive”), and also adopted a second gas directive (Directive 2003/55/EC Concerning Common Rules for the Internal Market in Natural Gas and Repealing Directive 98/30/EC, or the “Second Gas Directive”), which replaced the First Gas Directive. Germany implemented these directives by enacting the new Energy Law of 2005 (Zweites Gesetz zur Neuregelung des Energiewirtschaftsrechts, or the “Energy Law of 2005”), which came into force on July 13, 2005. Corresponding network access and network charges ordinances for electricity and gas came into force on July 29, 2005.

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

The German Energy Law of 1998

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

Completion of the Internal Gas Market/The Second Gas Directive.  On June 26, 2003, the EU also adopted the Second Gas Directive, which replaced the First Gas Directive. Similar to the Second Electricity Directive, the Second Gas Directive requires full opening of each member state’s gas market to competition by July 1, 2004 for all non-household customers and by July 1, 2007 for all customers. The Directive also sets forth similar general rules for the organization of the EU gas market. The previous framework of negotiated third party gas network access in Germany is no longer allowed under the Second Gas Directive. Instead, as in the Second Electricity Directive, the Second Gas Directive requires that at least a methodology for calculating network charges be fixed by law or approved by an independent regulatory authority which is required to be established. The Directive also requires integrated gas companies to legally unbundle their transmission and distribution system operators from other operations.

The Second Electricity and Gas Directives were required to be implemented by each member state by July 1, 2004.

Revisions of the German Energy Law

Prior to the adoption of the Second Gas Directive, the German government amended the Energy Law in May 2003. The amended Energy Law (Erstes Gesetz zur Änderung des Gesetzes zur Neuregelung des Energiewirtschaftsrechts) fully completed the implementation of the First Gas Directive into national law. Apart from provisions to facilitate the opening of the gas market, a new section determined the legal basis for non-discriminatory access to gas networks. In addition, the amended Energy Law formally recognized the relevant electricity and gas association agreements (Verbändevereinbarung Strom II+ and Verbändevereinbarung Gas II) as good commercial practice until December 31, 2003. Furthermore, this amendment modified the provisions of the GWB concerning the suspensive effect of appeals made against decisions of the Federal Cartel Office, so that decisions issued pursuant to the third party access provision of the GWB become immediately applicable.

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

The following paragraphs provide more detail on the most significant elements of the Energy Law of 2005 for German utilities:

Network access and network charge regulation:  The Energy Law of 2005 contains two phases of regulation. In the starting phase of regulation, the BNetzA and the state level regulators have to approve the network charges which are calculated by the utilities using a cost-based rate-of-return model. Thus the BNetzA and the state level regulators effectively set the network charges for network operators ex-ante. The allowed capital costs for existing investments are derived from a regulated asset base that is partly valued at current cost. For new investments, the allowed capital costs are derived from a regulated asset base valued at historic cost. See also “— Germany: Electricity — Electricity Network Charges” and “— Germany: Gas — Gas Network Charges” below. A second phase of regulation envisages a new incentive-based regulation system which will replace the current cost-based rate-of-return model. According to law, the BNetzA presented a proposal in summer 2006 to the Ministry of Economics. The Ministry now has to draft a regulation containing the main points of an incentive-based regulation system. At this time it is expected that a second cost-based ex-ante approval of network charges will be used for 2008; the allowed network charges for 2008 are expected to be the starting point for the incentive regulation system in 2009. The energy industry is in favor of starting an incentive-based system in 2008. At this time, E.ON is unable to predict the detailed form of the forthcoming incentive regulation, or its effects on the Company and on the German energy industry generally.

The Energy Law of 2005 contains an exemption from cost calculations for gas transmission networks if actual or potential pipeline competition can be proved. The law also provides for the development of a special entry/exit system for gas network access, whereby network operators have to offer entry and exit capacities for the transmission of gas separately to system users in order to ensure that system users only need one contract for entry capacities and one contract for exit capacities. The gas network operators together with the Association of the German Gas Industry (Bundesverband der deutschen Gas- und Wasserwirtschaft or “BGW”) developed an entry/exit model in 2006, offering two variants for gas transportation. Following proceedings instituted by a gas trader and a German energy association, however, the BNetzA decided in November 2006 that one of the variants for gas transportation does not comply with the Energy Law of 2005 and that the gas network operators must change their contracts to comply by October 1, 2007. For more information, see “— Germany: Gas — Gas Network Access” below.

Unbundling of network operators:  The Energy Law of 2005 requires legal as well as operational (organizational), information and accounting unbundling of each transmission and distribution system operator from the other activities of the utilities. Network operators serving less than 100,000 connected customers are exempt from the legal and operational unbundling obligations.

The Company’s German transmission and distribution system operations already comply with the legal, operational (organizational), informational and accounting unbundling requirements contained in the Energy Law of 2005.

New Ordinances.  The exact interpretation of some of the new regulatory rules is still pending. Therefore, the Company cannot predict all consequences of the new legal framework for its operations or the overall effect of the new law on its future earnings and financial condition. However, the BNetzA has already interpreted some of the new regulatory rules and ordinances to reach a conclusion that is different than that reached by, and in some cases less favorable to, the Company as well as other German network operators. For more information, see “— Germany: Electricity — Electricity Network Charges” and ‘‘— Germany: Gas” below. In 2006, the following ordinance came into effect under the Energy Law of 2005:

Network Connection Ordinance:  In November 2006 the network connection ordinance came into force. This ordinance increases potential liability for network operators for damages caused by energy supply disturbances by lowering the negligence threshold required for customers to collect damages. Under the ordinance, simple rather than gross negligence is the required threshold, while damages are capped at a maximum of €5,000 per customer.

In addition, the following ordinance has been discussed and may come into effect in 2007:

Power Station Grid Connection Ordinance:  The German Ministry of Economics expects to issue a power station grid connection ordinance in the same package with its incentive regulation ordinance. The draft power station ordinance addresses regulatory aspects of power station connection to the electricity grid, and gives certain preferential treatment to the grid connection of new power stations with respect to capacity bottlenecks.

For the ordinance which has replaced the Federal Electricity Charge Regulation (Bundestarifordnung Elektrizität, or “BTOElt”), see “— Germany: Electricity — Electricity Rate Regulation” below.

Further German Legislation

Law on the Acceleration of Planning Procedures for Infrastructure.  The Law on the Acceleration of Planning Procedures for Infrastructure (Infrastrukturplanungsbeschleunigungsgesetz) came into force in December 2006. Pursuant to this law the costs for the connection of offshore wind power plants will not be paid by the plant operator, but will be borne by all grid users via an apportionment of indirect costs. The additional costs through 2020 are initially distributed among all four transmission system operators in Germany (including E.ON) and will lead to increased grid fees for all grid users.

Energy Tax Act.  On August 1, 2006, the Energy Tax Act (Energiesteuergesetz) came into force. The Energy Tax Act, which is based on and incorporates the old Oil Taxation Law (Mineralölsteuergesetz), is the national implementation of the EU energy taxation directive from October 27, 2003 that requires certain minimal tax rates for different forms of energy. Furthermore, the former taxation of gas as an input in electricity generation has been abolished in order to comply with the EU directive, which stipulates that there be no taxation for inputs for electricity production. Since all proposed tax rates in the EU directive are below the actual German tax rates that apply to E.ON, there is currently no risk for the Company of a higher tax burden.

Revisions of the German Competition Law.  In 2006 the German Ministry of Economics began an initiative to intensify its antitrust oversight of the country’s electricity, natural gas and heating markets. In November 2006, a draft bill was introduced in Parliament to tighten the provisions of the Law Against Restraints of Competition (GWB) regarding the abuse of a dominant position in the energy markets. The draft bill stipulates that undertakings holding a dominant position in an energy market shall not charge or impose prices, price components or other commercial conditions that are less favorable than those of other undertakings in comparable markets (even if the deviation is slight) or charge prices that disproportionately exceed their costs. The Federal Cartel Office would have broad powers to penalize a market dominating electric utility for infractions by imposing sanctions under the GWB. E.ON believes that these changes would impede competition in Germany’s energy markets, but is currently unable to quantify the effects that the implementation of the tightened provisions would have on E.ON. The bill is expected to be passed into law in the first half of 2007.

European Regulation on Cross-Border Trading

The Second Electricity Directive was accompanied by a new EU regulation on cross-border electricity trading (Regulation (EC) No. 1228/2003 on Conditions for Access to the Network for Cross-Border Exchanges in Electricity, or the “Regulation on Cross-Border Electricity Trading”). This regulation required the establishment of a committee of national experts chaired by the European Commission. The committee will adopt guidelines on inter-transmission system operator compensation for electricity transit flows, on the harmonization of national transmission charges and on network congestion management. The applicable guidelines have already been drafted; the congestion management guidelines entered into force at the beginning of December 2006 and the other guidelines are expected to enter into force sometime in 2007.

At the EU level, a provisional charge system for cross-border electricity trading came into effect in March 2002. The system provides a fund mechanism to cover costs resulting from cross-border trades. Until 2003, money for the fund was raised from two sources: a charge on exports and socialized costs charged to all electricity customers. As of January 1, 2004, a modified cross-border charge system has taken effect. Instead of charging export fees for international electricity flows, transmission system operators must now pay into a fund according to their net physical import and export flows. As before, the distribution of the funds depends on transit volume, so as a large transit country Germany continues to be a net receiver of funds. This transitional charge system will remain in effect until the guidelines outlined in the EU’s Regulation on Cross-Border Electricity Trading are applicable, i.e. sometime in 2007.

Greenhouse Gas Emissions Trading

In order to reach the greenhouse gas emissions reduction targets set by the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”), the EU adopted a directive on emissions trading (Directive 2003/87/EC Establishing a Scheme for Greenhouse Gas Emission Allowance Trading Within the Community, or the “Emissions Trading Directive”) on October 13, 2003. The Emissions Trading Directive establishes a greenhouse gas emissions allowance trading scheme for member states which started in 2005. The trading scheme is currently limited to the trading of CO2 emission certificates. The first obligatory commitment period under the Kyoto Protocol will follow from 2008 to 2012. Under the emissions allowance trading scheme, operators of identified types of industrial installations within the EU (including fossil fuel-fired combustion installations and gas turbines with a thermal input exceeding 20 MW) are obliged to acquire one or more CO2 emission certificates that entitle the installation to emit a specified quantity of CO2. If an installation exceeds the level of emissions covered by its certificates (which were initially allocated free of charge), it is obliged to buy additional certificates on the market. If it fails to do so in the period 2005-2007, it must pay a penalty fee of €40 per ton of CO2 emitted and the missing certificates additionally have to be bought on the market. For the period 2008-2012, the penalty is €100 per ton of CO2. If the emissions of an installation fall below the level of allocated emission certificates, the certificates can be sold on the market.

All EU member states have already transposed the Emissions Trading Directive into national law for 2005-2007. The two new member states Bulgaria and Romania are obliged to develop an allocation plan for the year 2007; these two drafts have so far not been approved by the EU. In Germany, in July 2004 the German Parliament passed the so-called Greenhouse Gas Emissions Trade Act (Treibhausgas-Emissionshandelsgesetz or “TEHG”) and in August 2004 the Allocation Act 2007 (Zuteilungsgesetz 2007 or “ZuG 2007”), which consists of methods of permit allocation and application procedures, came into force. Most of E.ON Energie’s gas-, oil- and coal-powered generating facilities are covered by the new legislation. In addition, E.ON Ruhrgas operates several compressor stations with a thermal capacity exceeding 20 MW which are covered by the legislation. Pursuant to ZuG 2007, E.ON Energie and E.ON Ruhrgas applied for the necessary CO2 emission certificates by year-end 2004. The results of the allocation of CO2 emission certificates for E.ON Energie’s covered facilities by the competent authority (Deutsche Emissionshandelsstelle or “DEHSt”) are generally acceptable to E.ON. However, E.ON Energie has filed lawsuits against the DEHSt with respect to the allocation of CO2 emission certificates at certain installations. The lawsuits are still pending subject to approval of the Federal Ministry of Environment. Most lawsuits concerning minor issues have been settled in favor of the DEHSt; a major lawsuit has been settled in favor of E.ON (pending approval of the Federal Ministry of Environment). Currently, the number of certificates granted to E.ON Energie’s covered facilities nearly covers its emissions, with a slight shortfall. The actual shortfall at any time, however, depends on a number of influence parameters, e.g., availability of plants, weather conditions, electricity demand, electricity exports and fuel prices. E.ON considers the results of the allocation of CO2 emission certificates for E.ON Ruhrgas’ covered facilities to be generally acceptable. Outside Germany, CO2 emission certificates have also been allocated in all other EU member states where the Company has generation assets. Although the Company is generally satisfied with the allocations, E.ON Benelux has filed an objection for a single installation.

In 2006, the relevant German ministries developed a national allocation plan (“NAP”), which allocates CO2 emission certificates to covered installations for the period 2008-2012, and submitted it to the European Commission. Certain other member states, such as the United Kingdom, Sweden and the Netherlands, have also submitted draft NAPs to the European Commission, which has already commented on some draft NAPs. For Germany, the proposed allocation amount was cut by the EU, and an agreement between Germany and the EU has been reached whereby Germany accepts the EU cut. The Zuteilungsgesetz 2012 (“ZuG 2012”), which is the corresponding law, is expected to be finalized by the end of 2007.

The implementation of the Emissions Trading Directive took effect in 2005. Since the CO2 emissions trading market is still a developing market, the Company cannot currently predict how the trading of CO2 emission certificates will develop or what long-term impact, if any, the new regime may have on the Company’s financial condition and results of operations. The market developed fairly well in 2005 and 2006 with increasing trading turnover, although the market for the period 2008-2012 is less developed than the market for 2005-2007 allowances. By the end of 2006, CO2 emissions trading was possible in all EU member states. In general, prices have been rather volatile, and depend to a large extent on factors such as the gas to coal price differential, weather situation and plant outages. In April 2006, a massive one-day price drop took place when it became clear that the emissions market was better allocated than expected. One reason for this dramatic price drop was that the information was released to the market without any prior notice. The EU has since stated that further publications to the market will follow stricter rules similar to rules of the financial markets. Currently, the Company does not generally expect the emissions trading scheme to have a significant negative impact on its operations. However, in each of 2005 and 2006, companies of both the U.K. and Central Europe market units had to purchase additional CO2 emission certificates on the market, with a resultant increase in operating costs. For more information, see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2005 Compared with Year Ended December 31, 2004.” The German Federal Cartel Office has opened proceedings against E.ON Energie and RWE, alleging that these two companies are abusing their dominant position in the German energy market by including costs for CO2 emission certificates in the calculation of energy prices for industrial customers. For more information, see “Item 3. Key Information — Risk Factors.” For more information about the Company’s trading operations, see “— Business Overview — Central Europe — Trading,” “— U.K. — Energy Wholesale — Energy Trading” and “— Nordic — Trading.”

Energy Infrastructure and Security of Supply

In December 2003, the European Commission proposed a legislative package on energy infrastructure and security of supply. In January 2006, the EU adopted Directive 2005/89/EC Concerning Measures to Safeguard Security of Electricity Supply and Infrastructure Investment (the “Security of Supply Directive”), which requires EU member states to ensure a high level of security of electricity supply by taking necessary measures to facilitate a stable investment climate. The Security of Supply Directive stipulates that transmission system operators set minimum operational rules and obligations for network security, which then may require approval by the relevant authority. Member states must also prepare, in close cooperation with the transmission system operators, a system adequacy report according to EU reporting requirements. Member states must transpose the Security of Supply Directive into national law by February 24, 2008.

In addition, in November 2005 the EU adopted a regulation on conditions for access to gas transmission networks, which covers access to all gas transmission networks in the EU and addresses a number of issues such as access charges (which must reflect the actual costs incurred), third party access services, capacity allocation mechanisms, congestion management, transparency requirements, balancing and imbalance charges, secondary markets (introducing a “use-it-or-lose-it” principle), and information and confidentiality provisions. The regulation also requires the establishment of a committee of national experts chaired by the European Commission, which has the authority to revise the rules annexed to the regulation. The regulation came into effect July 1, 2006, except for provisions concerning amendment of the rules in the regulation annex, which came into effect January 1, 2007. The regulation directly affects E.ON Gastransport, which has to comply with these binding rules in its function as transmission system operator.

The EU directive on energy end-use efficiency and energy services (Directive 2006/32/EC of the European Parliament and of the Council of April 5, 2006 on Energy End-Use Efficiency and Energy Services Repealing Council Directive 93/76/EEC) was adopted in February 2006 and must be implemented into national law by May 2008. It provides for indicative targets for member states to reduce overall end energy consumption by nine percent over a nine year period (ending in 2016), which would be achieved by boosting energy efficiency measures in the EU. Member states must propose national action plans on end user energy efficiency by July 2007, which have to be approved by the European Commission.

Security of Energy Supply (Gas)

On April 26, 2004, the EU adopted a directive establishing measures to safeguard the security of the EU’s gas supply (Directive 2004/67/EC Concerning Measures to Safeguard Security of Natural Gas Supply, or the “Gas Supply Directive”). The Gas Supply Directive establishes a common framework within which member states must define general, transparent and non-discriminatory security of supply policies compatible with the requirements of a competitive internal gas market, and focuses on measures to be taken if severe difficulties arise in the supply of natural gas. The key elements of the Gas Supply Directive are:

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

The Gas Supply Directive was required to be implemented by each member state by May 19, 2006. This directive has been implemented into German law through the Energy Law of 2005.

Markets in Financial Instruments Directive

The Markets in Financial Instruments Directive (“MiFID”), which substantially revises the existing Investment Services Directive, was adopted by the EU in April 2004. The original implementation deadline has been postponed and member states are now required to implement the directive to be effective by November 1, 2007.

MiFID establishes high level organizational and conduct of business standards that apply to all investment firms, including the application of EU capital adequacy standards. The extension of regulation to include commodity derivatives and investment advice are two notable features of the directive which could affect energy firms with energy trading activities. There are, however, a number of exemptions which could apply to energy firms, depending on how MiFID is eventually implemented in each of the EU member states. At this time the Company cannot predict precisely how the implementation of MiFID may affect its operations, but has set up an intra-Group implementation project in order to ensure that it can comply with any MiFID requirements that may apply to it on a timely basis.

Regional Markets

Electricity.  In June 2005, the European Regulator Gas and Electricity Group (“ERGEG”) published a consultation paper on the creation of regional electricity markets and initiated a consultation procedure. The paper identified four action areas: availability of transmission capacity, availability in control of information, cooperation between network operators and incompatibility of wholesale market arrangements. In its conclusion paper dated February 8, 2006, ERGEG confirmed its intention to pursue the action areas and has therefore set up for each of seven identified European regions a regional coordination committee for each “Mini Forum” that was set up for the identified regions in September 2004. The MiniFora address congestion management in the EU electricity transmission network on a regional basis and aim to provide a plan and detailed timetable for the introduction of day-ahead coordinated market-based mechanisms, such as auctions of cross-border capacity. Participants in these MiniFora include regulators, transmission system operators, power exchanges and the European Commission.

In 2006, market integration was therefore pursued in regional market initiatives, thereby achieving considerable progress in consolidating the rules for the EU internal electricity market. The most prominent example of this is the adoption of the congestion management guidelines that were adopted by the European Commission in November 2006. According to Article 9 of EU Regulation 1228/03, these guidelines are mandatory and it is the responsibility of national regulators to ensure that they are applied fully.

Gas.  After publishing a “roadmap” for the development of EU gas markets, the ERGEG drafted a detailed program in summer 2006 which will be discussed in a consultation process in 2007. The roadmap contains the following measures for the improvement of the current EU gas markets:

•	closer cooperation between national regulatory authorities;

•	strict control of unbundling fulfillment, especially in the case of activities in several member states;

•	ad hoc and transparent publication of non-confidential information;

•	improvement of third party access at access points;

•	improved environment for cross-border trading; and

•	creation of regional gas markets.

New European Energy Policy

In the summer of 2005, the Competition Directorate-General of the European Commission launched a sector inquiry concerning the electricity and gas markets in the EU. This investigation, based on Article 17 of EU Regulation 1/2003, assessed the competitive conditions in EU electricity and gas markets. For more information, see “Item 3. Key Information — Risk Factors.” As part of its final report issued on January 10, 2007, the European Commission tabled a package of measures to establish a new energy policy for the EU to combat climate change and boost the EU’s energy security and competitiveness. The package of proposals includes a series of ambitious targets on:

•	A true internal energy market: The European Commission recommends a clearer separation of energy production from energy transmission and distribution, where the EU has a strong preference for ownership unbundling, i.e. the separation of ownership of the electricity and gas networks and the other commercial activities of the utilities. Another alternative that does not require ownership unbundling is the use of an independent system operator to operate the electricity and gas networks. The European Commission also calls for stronger independent regulatory control, in particular for cross border issues. To facilitate European-wide energy trading, the European Commission considers it necessary to establish a new single regulatory body at the EU level or, at a minimum, a European network of independent regulators that would take European interests into account and have the appropriate involvement of the Commission.

•	Greenhouse gas emissions: The European Commission believes that when international agreement on greenhouse gas emissions for the post-2012 timeframe is reached, the EU should aim to achieve a 20 percent cut in greenhouse gas emissions compared to 1990 levels by 2020 at the latest. Should other countries initiate similar plans to combat climate change, the European Commission has expressed the possibility of a 30 percent abatement target.

•	Energy efficiency: The European Commission’s objective is to save 20 percent of total primary energy consumption by 2020 compared to 1990 levels. Potential methods include an efficient use of fuels in vehicles for transport, tougher standards and better labeling for appliances, improved energy performance of the EU’s existing buildings, and improved efficiency of heat and electricity generation, transmission and distribution.

In February 2007, the Energy Council of the European Commission discussed this package, including the results of the sector inquiry report. The European Council is expected to discuss measures for an action plan at its March 2007 meeting. The German government has announced its intention not to support ownership unbundling, but to analyze all possible options for independent system operation.

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

As this led to distortions in competition, the German Parliament passed another change in the Electricity Feed-in Law, which came into effect April 1, 2000. Important aspects of the changed law, which is called the Renewable Energy Law, include:

•	Fixed charges for renewable energies: Charges for renewable energies are fixed. For wind turbines coming online in 2006, the charge is fixed at 8.36 €cent/kWh. This charge is limited in time, with a general term of five years that may be extended up to 20 years depending upon the actual production volume of the installation. After five years, the charge is reduced to 5.28 €cent/kWh if 150 percent or more of a reference production, which is the potential production of the installed wind turbine operating with a constant wind speed of five meters per second over five years, has been produced. In addition, the fixed charge is reduced by two percent for new wind turbines every year. For wind turbines coming online in 2007, this means a reduction to 8.19 €cent/kWh and 5.17 €cent/kWh, respectively.

•	National burden sharing: The Renewable Energy Law assumes that the subsidy obligation would be passed on in full to the supplying companies. At the transmission company level, there is an equalization process covering the whole country. Each transmission company first determines how much electricity it takes up under the Renewable Energy Law and how much electricity in total flows in its region to end users. An equalization will then be effected among all transmission companies so that all transmission companies take on and subsidize proportionally equivalent amounts of renewable electricity under the statute. The transmission company will then pass these quantities of electricity and the corresponding costs on to the suppliers delivering electricity to end users in its region in proportion to their respective sales.

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

A further amendment in October 2006 reduces the additional payment for renewable energy support for companies with an electricity consumption higher than 10 GWh per year and with electricity costs higher than 15 percent of their total turnover to an amount of 0.05 €cent/kWh. As a result, non-energy-intensive end consumers have to pay a higher share of the subsidies for renewable energy under the Renewable Energy Law. In 2006, the additional payment for renewable energy that non-energy-intensive customers made amounted to 0.76 €cent/kWh.

E.ON Energie believes that the charges for renewable energies are still too high and that competition which would bring down the cost of renewable energy generation has not developed.

In two court rulings dated December 22, 2003, the German Federal Court of Justice found that contractual provisions used by E.ON’s competitor RWE to impose taxes and levies upon the customer (so-called “Steuer-und Abgabeklauseln”) also apply to the additional burdens placed on electric power companies by the Renewable Energy Law, despite the fact that those burdens are neither taxes nor levies in a legal sense. Although E.ON was not a party to the proceedings that resulted in these rulings, it believes these rulings could be a legal base for all German electric power companies to pass the costs imposed by the Renewable Energy Law on to their customers.

Co-Generation Protection Law

In order to protect existing CHP plants and give incentives to improve them, the German Parliament passed a new Co-Generation Protection Law (Kraft-Wärme-Kopplung-Gesetz) on March 1, 2002, which came into effect on April 1, 2002 and replaced the former Co-Generation Protection Law of May 2000. The law, which will expire at the end of 2010, requires local network operators to pay CHP plants the following bonus payments for electricity that is produced in combination with heat and fed into the public network:

•	CHP plants that were commissioned before 1990 received 1.53 €cent/kWh in 2002 and 2003, 1.38 €cent/kWh in 2004 and 2005, and 0.97 €cent/kWh in 2006;

•	CHP plants that were commissioned after 1990 received 1.53 €cent/kWh in 2002 and 2003, 1.38 €cent/kWh in 2004 and 2005, and 1.23 €cent/kWh in 2006, and will receive 1.23 €cent/kWh in 2007, 0.82 €cent/kWh in 2008, and 0.56 €cent/kWh in 2009;

•	CHP plants that are modernized received 1.74 €cent/kWh in 2002, 2003 and 2004, 1.69 €cent/kWh in 2005, and 1.69 €cent/kWh in 2006, and will receive 1.64 €cent/kWh in 2007 and 2008 and 1.59 €cent/kWh in 2009 and 2010; and

•	Small CHP plants with an installed capacity of less than two MW received 2.56 €cent/kWh in 2002 and 2003, 2.4 €cent/kWh in 2004 and 2005, and 2.25 €cent/kWh in 2006, and will receive 2.25 €cent/kWh in 2007, 2.1 €cent/kWh in 2008 and 2009, and 1.94 €cent/kWh in 2010.

The local network operators are in turn allowed to pass on the costs of the bonus payments to the network operators, which may pass on the costs of the bonus system to their customers. A nationwide equalization process among the utilities was implemented in order to ensure the equal distribution of the costs of the bonus system across utilities. In 2006, every consumer had to pay an additional approximately 0.341 €cent/kWh (excluding VAT). Customers with an electricity consumption of more than 100,000 kWh had to pay only 0.05 €cent/kWh for that portion of their electricity consumption exceeding 100,000 kWh per year. For those customers whose electricity costs are higher than 4 percent of their total turnover, this fee for electricity consumption exceeding 100,000 kWh per year is limited to 0.025 €cent/kWh. In 2004, the government together with the utilities started a monitoring process to evaluate the extent to which CO2 emissions have been reduced as a result of this law and whether the current bonus payments are adequate. While acknowledging that a substantial reduction in CO2 emissions has been achieved, the German Federal Ministries of Environment and of Economics have recognized that the reduction targets for 2010 cannot be entirely reached. The German government is therefore expected to make a proposal for changes to the Co-Generation Protection Law, probably in 2007.

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

Electricity Network Charges

As described in “— Revisions of the German Energy Law” above, the regulation of electricity network charges started in July 2005, with network charges calculated according to a cost-based rate-of-return model. To obtain approval for network charges to be used starting sometime in 2006, network operators had to calculate their network charges using the cost-based rate-of-return model and submit the calculated charges to the BNetzA by the end of October 2005.

Approval of the network charges by the BNetzA was originally due by May 1, 2006. Due to the complex check of companies’ cost calculations, approval was delayed by several months and received by E.ON Energie’s network operators between July and October, 2006. Approved network charges averaged a 13.7 percent reduction from E.ON Energie’s filed network charges. The approved network charges were applied by the network operators immediately after receipt of the relevant approval. The BNetzA has announced that it will require network operators to refund to network customers the difference between operators’ actual network charges and their approved charges for the period between November 1, 2005 (the day after applications for network charges approval were due) and the relevant approval date. Several German utilities have challenged the BNetzA’s decisions in third party legal proceedings; however, final decisions have not yet been made and E.ON intends to wait for the outcome of the pending legal proceedings before making any refunds to customers. Network charges will be valid until December 31, 2007.

Electricity Rate Regulation

In 2006, prices at which local and regional distributors sold electricity to standard-rate and smaller industrial customers were regulated by the economics ministries of each of the German states (as provided in the BTOElt). The rates were set at a level to assure an adequate return on investment on the basis of the costs and earnings of the electricity company. However, these governmentally-set ceiling rates do not completely represent the actual market situation, with numerous rates offered which are designed to meet different customers’ special needs. The average price charged by utilities for an average standard-rate customer in Germany with an assumed annual consumption of 3,500 kWh was, according to the VDEW, 19.46 €cent per kWh in 2006 (all taxes included), while E.ON Energie charged an average of 19.51 €cent per kWh. The average price quoted by the German Association for Energy Consumption (“VEA”) for industrial customers was 10.51 €cent per kWh, while the average price per kWh charged by E.ON Energie was 10.82 €cent per kWh, as quoted by VEA as of July 1, 2006 (net of tax). Pursuant to the Energy Law of 2005, electricity rate regulation should be abandoned in mid-July 2007. A new ordinance with respect to the tariffs for household customers (including some transitional arrangements) largely replaced the BTOElt in November 2006. A general tariff is again provided, but not yet legally well defined.

Prices for sales of electricity by E.ON Energie to regional electricity companies, municipal utilities and large industrial customers are not regulated by the BTOElt; however, they are governed by the GWB, which requires that no patently unreasonable rates are set.

GERMANY: GAS

Gas Network Access

Until the Energy Law of 2005 took effect, E.ON Ruhrgas used the framework for third party gas network access contained in an agreement between E.ON Ruhrgas and the Competition Directorate-General of the European Commission with respect to a matter that had been pending before the Competition Directorate. The agreement contained, among other commitments by E.ON Ruhrgas with respect to its transmission business such as greater transparency and improved congestion management, an agreement to use an entry/exit system for gas network access. The agreed entry/exit system was introduced by E.ON Gastransport on November 1, 2004. For more information, see “— Business Overview — Pan-European Gas — Transmission and Storage.” As of July 13, 2005, gas network access is regulated according to the Energy Law of 2005, as described in “— Revisions of the German Energy Law” above. Under the Energy Law of 2005, gas network operators have to offer entry and exit capacities for the transmission of gas separately to system users (entry/exit system). Network access has to be granted without fixing transport routes, which are dependent on the specific transaction. All network operators are obliged to cooperate, in order to ensure that system users need only one contract for entry capacities and one contract for exit capacities, including when gas transportation is carried out via several conducted networks. In order to comply with this requirement, E.ON Gastransport adjusted its entry/exit system with the introduction of the “ENTRIX 2” system on February 1, 2006.

In order to comply with this statutory obligation, the gas industry started to implement a network access model at the end of 2005 in consultation with the BNetzA. The Association of the German Gas Industry (BGW) and the Association of the Municipalities (Verband der Kommunalen Unternehmen, or “VKU”) drafted an agreement regarding cooperation between operators of gas supply networks located in Germany which contains principles for the cooperation of the network operators and standard terms and conditions for access to networks. The agreement uses one network access model with different market areas. Within each market area, which each include a number of network subsections, shippers are entitled to choose the following variants for gas transportation: 1) transmission over different networks from an entry point to an exit point at the end consumer or 2) transmission from an entry point to an exit point within a network subsection (e.g. to exit via a “city gate”). E.ON Gastransport adjusted its entry/exit system in view of the cooperation agreement in October 2006, the date that the new network access model took effect.

Following the development of the gas industry cooperation agreement, a single gas trader (Nuon) and a German energy association (Bundesverband Neuer Energieanbieter, or “BNE”) filed claims against three network operators (including E.ON Hanse) which challenged the use of the second variant for gas transportation. In November 2006, the BNetzA decided that this variant does not comply with the Energy Law of 2005, thus necessitating changes to the existing gas network operators’ cooperation agreement. The E.ON Group decided to accept this decision after a detailed analysis of the regulator’s decision and to implement the necessary changes into the existing cooperation agreement. BGW and VKU have prepared a revised draft of the cooperation agreement with the necessary changes, which is currently still under discussion with the BNetzA. E.ON Gastransport has already implemented all changes that are necessary in order to comply with the BNetzA’s decision and the revised cooperation agreement.

Gas Network Charges

As described in “— Revisions of the German Energy Law” above, the regulation of gas network charges started in July 2005, with network charges calculated according to a cost-based rate-of-return model. To obtain approval for network charges to be used in 2006, distribution network operators had to submit the calculated charges to the BNetzA by the end of January 2006, with approval to be granted by August 1, 2006. Since the BNetzA examined the application documents in detail, approval was delayed and granted to E.ON Energie’s distribution network operators between September and November 2006. Approved network charges of E.ON Energie’s regional distribution network operators were reduced by approximately ten percent on average, based on a different interpretation of the new law by the BNetzA. In addition, the filed network charges of Ferngas Nordbayern GmbH (“Ferngas Nordbayern”) and Thüga in the Pan-European Gas market unit were reduced by 19.0 and 17.2 percent, respectively. As in the case of electricity network charges described above, the BNetzA has announced that the lower charges should be economically effective from the day after applications were due, in this case February 1, 2006. A preliminary ruling of the competent court in a third party suit brought by Vattenfall Europe Transmission has denied the BNetzA’s decisions to require refunds; a decision on the merits of the case is, however, still pending and E.ON will wait until the legality of the refunds is decided before refunding any network charges. Network charges will be valid until March 31, 2008.

The Energy Law of 2005 provides an exemption from cost calculations for gas transmission networks if actual or potential pipeline competition can be proved. In January 2006, E.ON Gastransport gave notice to the BNetzA that it would calculate its network costs on a market-oriented basis (rather than submitting the charges for BNetzA approval). As the BNetzA has not yet determined whether actual or potential pipeline competition exists, E.ON Gastransport is not yet required to submit calculated gas network transmission charges to the BNetzA as described above.

Gas Rates

Gas and heat rates are not regulated in Germany, but the GWB does apply.

For information about proceedings regarding gas price calculations, e.g. against E.ON Hanse, see “Item 3. Key Information — Risk Factors.”

U.K.

Liberalization of the electricity and gas industries in the United Kingdom largely pre-dated the requirements of the First and Second Electricity and Gas Directives described under “— EU/Germany: General Aspects (Electricity and Gas)” above, but the U.K. regulatory regime is basically consistent with the terms of such directives. E.ON UK is also subject to U.K. and EU legislation on competition.

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

The license obligations extend to not distorting the competitive market for the provision of those connections either through the distribution business’ own connection activities, through an affiliate or through an unrelated third party. Presently a number of U.K. distributors, including both Central Networks companies, are under investigation by Ofgem over concerns that they may have breached this aspect of their licenses.

The distribution licenses place price controls on distribution. The current distribution price controls are in effect for a five year period ending March 2010, and are expected to provide for overall stable prices for the distribution of electricity over that period. The price controls are intended to provide companies with sufficient revenues to allow them to finance their operating costs and capital investment. In addition to caps on revenue, the price controls also include targets for network losses and overall quality of network performance based upon the average number and duration of supply outages experienced by consumers. Companies can be either rewarded or penalized for exceeding or failing these targets.

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

In June 2005, E.ON UK acquired the electricity supply company of Economy Power. Migration of former Economy Power customers, which were supplied under a separate electricity supply license, to the supply licenses held by Powergen Retail Limited and E.ON UK was completed in June 2006.

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

NORDIC

The description under “— EU/Germany: General Aspects (Electricity and Gas)” above is applicable for E.ON Sverige AB and its two Finnish subsidiaries and these companies are also subject to EU and national legislation on competition.

Electricity.  The primary legislation applicable to the electricity industry in Sweden is the Swedish Electricity Act (Ellag (1997:857), or the “Electricity Act”) that came into force on January 1, 1998, and the statutes and provisions issued pursuant to the Electricity Act.

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

Changes in the Electricity Act regarding distribution regulation came into force in July 2002. The amendments provide that network charges have to be reasonable compared to the distribution companies’ performance. The concept of performance has initially been defined by EMI, which annually constructs a fictitious network for each utility in order to calculate the resources needed in the local network business. The resulting value of the network is then compared to the utility’s actual revenues in order to assess the reasonableness of the network charges. For this purpose EMI has created a regulation model called the “Network Performance Assessment Model” (“NPAM”). At present, EMI is only assessing the performance of the local networks but intends to include the regional networks in the near future.

The NPAM was used for the first time to evaluate network charges for 2003. Swedish electricity distribution companies reported the required information to EMI, which examined the operation of the companies. EMI decided in December 2004 to prolong its inspection of a number of Swedish electricity distribution companies. Within E.ON Sverige, 14 distribution areas were initially subject to the additional inspection, with inspection satisfactorily concluded for 13 of these areas. For the remaining area, EMI initially decided that E.ON Sverige must reduce the network charges for 2003 by SEK 19.7 million, by repaying customers a portion of the network charges. E.ON Sverige has appealed the decision to the relevant administrative court. So far, EMI has admitted an increase of the weighted average cost of capital (WACC) from 4.8 percent interest pre tax to 6.2 percent, which has reduced the obligation of repayment to SEK16.2 million. A judgment in the court case is expected at the beginning of 2008 at the earliest. With respect to 2004 network charges, EMI decided in October 2005 to prolong its inspection of 4 distribution areas within E.ON Sverige. EMI has not issued a final decision regarding 2004 network charges. With respect to 2005 network charges, EMI decided in December 2006 not to prolong its inspection of any distribution areas within E.ON Sverige, which means that the 2005 network charges cannot be subject to any further actions by EMI.

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

As a result of a severe storm that hit Sweden in January 2005, the Swedish government passed new legislation concerning electricity distribution in December 2005. Under the new law (SFS 2005: 1110), which was incorporated into the Electricity Act and which came into force on January 1, 2006, a customer shall be compensated for power outages that last more than 12 hours, with the compensation payment being equal to at least 12.5 percent and up to 300 percent of the customer’s annual network charges, with compensation being based on the length of the outage. With effect of new legislation from January 1, 2011, the maximum allowable period of time for a power outage will be 24 hours. If this time period is exceeded the provisions concerning compensation payment will still be applied and if this occurs frequently, the network operator will risk losing its license to operate the grid area.

Gas.  In order to comply with the requirements of the Second Gas Directive, a new Swedish Natural Gas Act (Naturgaslag (2005:403) or the “Natural Gas Act”) was implemented on July 1, 2005. From this date, all non-

household customers may choose their gas supplier. Household customers will be eligible as of July 1, 2007. In addition, the Natural Gas Act stipulates legal and functional unbundling of the transmission, distribution, storage and regasification (LNG) businesses from the supply business and requires separate accounting for the transmission, distribution, storage and regasification (LNG) businesses. The law also requires non-discriminatory third party access to the gas networks based on published charges for eligible customers. Further, distribution and transmission companies must also establish a supervision plan which states what kind of actions will be taken in order to prevent discriminatory behavior towards other operators in the market. As in the former Natural Gas Act, the new Natural Gas Act contains rules regarding the granting of licenses to build and use natural gas pipelines and natural gas storage, as well as new rules regarding the granting of licenses for LNG facilities.

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

Security of Energy Supply (Gas).  The Gas Supply Directive has been implemented into the Swedish Natural Gas Act. The amendments entered into force July 1, 2006 and impose a general obligation on the operators in the natural gas market to plan and take necessary measures to ensure the supply of natural gas. The Natural Gas Act does not give any detailed regulation on how the operators shall perform their obligation. Instead, the Swedish government has authorized the Swedish Independent System Operator (Affärsverket svenska kraftnät) to determine in more detail which measures shall be taken in this respect. At this time it is unclear which obligations can be imposed on the operators in Sweden.

Renewable Energy and Electricity Certificates.  The Swedish energy policy is based on the assumption that Sweden will obtain all its energy from renewable energy sources in the long term. The most important policy instrument in promoting renewable electricity production is the electricity certificate system. The Swedish electricity certificate system has been in operation since May 2003. The objective of the system, which is based on the Swedish Act on Electricity Certificates (SFS 2003:113), was initially to increase the volume of electricity produced from renewable energy sources by 10 TWh by 2010 as compared with the 2002 level.

During 2004 EMI gave the Ministry of Sustainable Development recommendations on the electricity certificate system based on an analysis of the system. EMI recommended that the electricity certificate system be made permanent and that long-term quota levels be set if necessary investments in renewable energy are to take place. Due in part to this analysis, the Swedish government delivered proposals on an amendment of the Act on Electricity Certificates to the Swedish parliament. The proposed amendment contained suggestions that the Swedish electricity certificate system be extended until 2030 and that the objective of the system be revised to increase the volume of electricity produced from renewable energy sources by 17 TWh by 2016 as compared with the 2002 level. The proposals were adopted by the Swedish parliament in June 2006 and the amendments entered into force on January 1, 2007. For more information about the current system, see “— Business Overview — Nordic — Market Environment.”

U.S. MIDWEST

Retail Electric Rate Regulation

The KPSC has regulatory jurisdiction over the rates and service of LG&E and KU and over the issuance of certain of their securities. The Virginia State Corporation Commission also has parallel regulatory jurisdiction with respect to certain of KU’s operations. The KPSC, in the case of LG&E and KU, and the Virginia State Corporation Commission, in the case of KU, regulate the retail rates and services of LG&E or KU and, via periodic public rate cases and other proceedings, establish tariffs governing the rates LG&E and KU may charge customers. Because KU owns and operates a small amount of electric utility property in Tennessee and serves five customers there, KU is also subject to the jurisdiction of the Tennessee Regulatory Authority.

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

In June 2004, the KPSC issued an order approving increases in the base electric and gas rates of LG&E and the base electric rates of KU. In the KPSC’s order, LG&E was granted increases in annual base electric rates of approximately $43.4 million or 7.7 percent and in annual base gas rates of approximately $11.9 million or 3.4 percent. KU was granted an increase in annual base electric rates of approximately $46.1 million or 6.8 percent. The rate increases took effect in July 2004. During 2004 and 2005, the Attorney General of Kentucky (“Kentucky Attorney General”) requested a rehearing on these rate increases and conducted an investigation into the communications between the companies and the KPSC during the rate proceedings. The KPSC also opened an investigation into the communications involved in the rate cases. In December 2005, the KPSC issued an order noting completion of its inquiry, including review of the Kentucky Attorney General’s investigative report, and concluded no improper communications occurred during the rate proceedings. Final proceedings on the sole remaining issue on rehearing concerning state tax rates used in calculating the rate increases occurred during the first quarter of 2006. In March 2006, the KPSC issued a final order in the rate case proceedings which resolved this remaining calculational issue in LG&E’s and KU’s favor consistent with the original July 2004 rate increase order.

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

In 1992, the Kentucky General Assembly enacted a statute which provides an alternative procedure to increasing base rates by allowing utilities to recover the costs of environmental compliance by means of a surcharge rather than by opening a general rate case. Pursuant to this statute, LG&E’s and KU’s electric rates in Kentucky contain an environmental cost recovery surcharge which recovers costs incurred by LG&E or KU that are required to comply with the U.S. Clean Air Act Amendments of 1990 and other environmental regulations which apply to coal combustion wastes and by-products from facilities utilized for the production of energy from coal. The magnitude of the surcharge fluctuates with the amount of approved environmental compliance costs incurred during each period. At six-month intervals, the KPSC reviews the operation of each utility’s environmental surcharge, and, after review, may disallow any surcharge amounts found not to be just and reasonable. In addition, every two years the KPSC reviews and evaluates the past operation of the surcharge, and, after review, may disallow improper expenses and, to the extent appropriate, incorporate surcharge amounts found to be just and reasonable into the utility’s existing base rates.

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

Transmission Developments

In September 2006, LG&E and KU withdrew from the MISO transmission organization. Regulatory proceedings regarding the costs and benefits of MISO participation and analyzing exit matters had been underway since July 2003 at the KPSC and October 2005 at the FERC. Primary regulatory orders authorizing the withdrawal from MISO were received in July 2006 from the KPSC and in March 2006 from the FERC. In LG&E’s and KU’s view, the costs of MISO membership outweighed the benefits, particularly in light of the financial impact of MISO’s implementation of new day-ahead and real-time energy markets in April 2005. In October 2006, LG&E and KU paid MISO approximately $33 million in satisfaction of the aggregate exit fee. Pursuant to agreement, LG&E and KU have commenced proceedings to confirm or adjust certain components of this calculated amount; these proceedings are ongoing. LG&E and KU estimate that the exit fee will be more than offset by savings resulting from withdrawal from MISO. Orders of the KPSC approving the exit from MISO have authorized the establishment of a regulatory asset for the exit fee, subject to adjustment for possible future MISO credits, and a regulatory liability for certain revenues associated with former MISO charges. Historically, LG&E and KU have received approval to recover regulatory assets and liabilities in future rate proceedings, although this cannot be assured. Pursuant to FERC requirements, LG&E and KU have contracted with independent third parties to manage applicable operational aspects of their transmission systems following the MISO exit, including functions relating to reliability coordinator and independent transmission system operator roles. The SPP will now function as the transmission system operator and the TVA will now function as the reliability coordinator, respectively, for LG&E and KU.

LG&E, KU and other E.ON U.S. subsidiaries sell excess power pursuant to FERC-granted market-based rate authority. In connection with recent FERC market-based rate and market power regulatory developments, the E.ON U.S. entities operate under an approved tariff whereby they may make applicable wholesale power sales within their own control areas (and one adjacent control area) subject to a price cap set at a relevant MISO power pool index price. The tariff further allows for sales at market-based rates at the boundary of such control areas, subject to certain restrictions. Industry-wide FERC proceedings continue with respect to market-based rate matters, and E.ON U.S.’s market-based rate authority is subject to such future developments. It is noted that FERC decisions in certain other market-based rulings have involved cost-based, rather than market index price caps, when there is a deemed need to mitigate market power issues.

The charges relating to transmission and wholesale power market structures and prices following LG&E’s and KU’s exit from MISO are not completely estimable and may have variable effects on energy and transmission purchases and sales and on related costs and revenues. Additional changes may have an effect on LG&E’s and KU’s ability to access the transmission system for wholesale or native load power activities. LG&E and KU believe that, over time, the benefits and savings from their exit of MISO will outweigh the costs and expenses. However, until post-MISO market conditions and operations have matured, the effects on financial condition, liquidity and results of operations will remain difficult to fully predict.

A number of regional or industry-wide general FERC proceedings regarding transmission market structure changes are in varying stages of development. In the ordinary course of business, LG&E and KU, either directly or via industry groups, participate in many of these proceedings.

Energy Policy Act of 2005 and Repeal of PUHCA

The Energy Policy Act of 2005 (“EPAct 2005”) was enacted in August 2005. Among other matters, the comprehensive legislation contains provisions mandating improved electric reliability standards and performance; providing certain economic and other incentives relating to transmission, pollution control and renewable generation assets; increasing funding for clean coal generation incentives; repealing PUHCA; and establishing a new Public Utility Holding Company Act of 2005 (“PUHCA 2005”). PUHCA 2005 reduces or eliminates many prior federal regulatory constraints applicable to public utility holding companies in such areas as mergers and acquisitions, non-energy-related investments, financial and capital structures, utility system integration, affiliate services, and reporting and record-keeping requirements.

The FERC was directed by the EPAct 2005 to adopt rules to address many areas previously regulated by other agencies under other statutes, including PUHCA. The FERC continues to be in final stages of rulemaking on certain issues and E.ON U.S. is monitoring these rulemaking activities and actively participating in applicable proceedings. In general, where FERC rules have been finalized, such rules similarly liberalize federal regulation or oversight in these areas. E.ON U.S. continues to evaluate the potential impacts of EPAct 2005, PUHCA 2005 and the associated rulemakings and cannot predict what impact the legislation and such rulemakings will have on its operations or financial position.

Other Regulations

Integrated resource planning regulations in Kentucky require LG&E, KU and other major utilities to make triennial filings with the KPSC of historical and forecasted information relating to forecasted load, capacity margins and demand-side management techniques. The two utilities filed such integrated resource plans in April 2005 and the Kentucky Attorney General and representatives of an industrial customer group were granted intervenor status. In February 2006, the KPSC issued a staff report noting no substantive issues and closed the integrated resource planning proceedings.

Pursuant to Kentucky law, the KPSC has established the service boundaries for LG&E, KU and other utility companies, other than municipal corporations, within which each such supplier has the exclusive right to render retail electric service.

ENVIRONMENTAL MATTERS

GENERAL

E.ON is subject to numerous national and local environmental laws and regulations concerning its operations, products and other activities in the various jurisdictions in which it operates. Although E.ON believes that its domestic and international production facilities and operations are currently in material compliance with the laws and regulations with respect to environmental matters, such laws and regulations could require E.ON to take future action to remediate the effects on the environment of prior disposal or release of substances or waste. Such laws and regulations could apply to various sites, including power plants, pipelines and gas storage facilities, and waste disposal sites. Such laws and regulations could also require E.ON to install additional controls for certain of its emission sources or undertake changes in its operations in future years. For greater detail on the application of environmental laws and regulations to E.ON’s operations, see below. E.ON has established and continues to establish accruals for environmental liabilities where it is probable that a liability will be incurred and the amount of the liability can be reasonably estimated. The provisions made are considered to be sufficient for known requirements. E.ON adjusts accruals as new remediation commitments are made and as information becomes available which changes estimates previously made.

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

GERMANY: ELECTRICITY

Air Pollution.  All of E.ON Energie’s plants are subject to EU and/or national regulations, and are equipped where necessary with pollution removal devices. The most important pollution law applicable to E.ON Energie’s German plants is the German Federal Pollution Control Act (Bundesimmissionsschutzgesetz, or “BImSchG”) and its implementing ordinances. One of such ordinances, the Ordinance on Large Combustion Plants (Verordnung über Großfeuerungsanlagen, or “13. BImSchV”), sets stringent emission limits for power stations for all known air pollutants, such as sulphur oxides (“SOx”), NOx and dust. The relevant emissions of E.ON Energie’s power plants are continuously measured and reported. Due to the extensive installation of scrubbers, catalysts, electrostatic precipitators and other pollution control devices, E.ON Energie’s power plants comply with all current requirements. In order to implement the EU environmental guideline 2001/80/EU, the German government amended 13. BImSchV in 2004 to introduce lower emission limits. Because of the reduction in emission limits, especially for particulate emissions, some of E.ON Energie’s power plants require retrofitting of their instrumentation and/or electrostatic precipitators in order to comply with the amended ordinance. E.ON Energie expects to implement most of these retrofits between 2008 and 2011. The total cost of compliance is currently expected to be approximately €10 million, primarily for efficiency improvements in some electrostatic precipitators.

Emission trading for carbon dioxide started in the EU on January 1, 2005. For details on the Emissions Trading Directive, applicable German legislation and effects on E.ON Energie, see “— Regulatory Environment.”

Nuclear Energy.  Details of E.ON Energie’s nuclear power operations in Germany and those of its 21 percent minority investee BKW in Switzerland can be found under “— Business Overview — Central Europe — Power Generation” and ‘‘— Other — Other Minority Shareholdings” above. E.ON Energie does not own interests in or operate any nuclear power facilities in any other country. German safety standards for nuclear power stations are among the most stringent in the world. German nuclear power regulations are found in the AtG and a number of national regulations, guidelines and technical rules. The German regulatory framework regarding nuclear power regulations is also governed by international agreements, including the Euratom Agreement, dated March 23, 1957 (Euratomvertrag), the Paris Liability Agreement, dated July 29, 1960 (Pariser Haftungsübereinkommen), and the Non-Proliferation Treaty, dated July 1, 1968 (Nichtverbreitungsvertrag).

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

In 2006, the European Commission issued a recommendation on the management of financial resources for the decommissioning of nuclear installations, spent fuel and radioactive waste. The European Commission recommends that financial resources be identified as decommissioning funds if they are identifiable and traceable at any given time and if they have a secure risk profile that ensures a positive return over any period of time. However, it is not clear at present whether member states will follow this recommendation by implementing the provisions into national law.

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

U.K.

While E.ON UK in the United Kingdom is subject to the same EU environmental legislation as is E.ON Energie (described above under “— Germany: Electricity”), details of the implementation of that legislation as adopted in the United Kingdom differ from those implemented by the German government. E.ON UK is also subject to national legislation which includes the obligations of the United Kingdom and international conventions to which the United Kingdom adheres. These obligations relate principally to emissions from generating facilities to air, notably of SO2, NOx and dust. Although historically such legislation has primarily affected coal-fired plants, all fossil-fuelled generation may be impacted in the future. E.ON UK is currently in compliance with all applicable emissions regulations.

As an alternative to setting rigid emission limit values, the EU Large Combustion Plants Directive allows each member state to include its existing large combustion plants within a single National Emissions Reduction Plan. The European Commission has agreed to the United Kingdom using a “combined approach” scheme which would allow individual plants to elect to either to be subject to emission limit values, to be part of the National Emissions Reduction Plan or to opt out of the scheme (in which case the plant must shut by the end of 2015 and is limited to 20,000 hours of operation in the period from 2008 to 2015). E.ON UK has decided to opt out the Grain, Kingsnorth and Ironbridge power stations (which it must therefore close by 2015) and to use the emission limit value option for the Ratcliffe power station. The scheme is scheduled to take effect as of January 1, 2008.

The U.K. government has implemented a greenhouse gas emissions allowance trading scheme, as required by the EU’s Emissions Trading Directive. For more information on the Emissions Trading Directive, see

“— Regulatory Environment.” The trading scheme requires that each participating plant be covered by one or more CO2 emission certificates, which initially were issued free of charge. E.ON UK has obtained the necessary certificates and is currently participating in the trading scheme. The draft regulations for implementing the trading scheme were initially published in January 2004, releasing for consultation a draft National Allocation Plan which includes the proposed allocation of CO2 emissions certificates for E.ON UK’s plants and for other power stations in the United Kingdom. Following this, the U.K. government recalculated and increased the size of its requested allowance for CO2 emission certificates, but the European Commission chose not to increase the allowance. The matter has been referred to the EU Court of First Instance, which asked the European Commission to reconsider its position. The European Commission has announced that it is not prepared to change its position, and the U.K. government has decided that it will not pursue further court action.

Each of E.ON UK’s fossil-fuelled power stations in the United Kingdom is required to have an Integrated Pollution Control Authorization, issued by a government agency, which regulates releases into the environment and seeks to minimize their impact. The current system of authorizations is to be expanded via a new permit system to cover a wider range of matters such as noise, waste minimization and energy conservation, reflecting extended requirements now applicable to all new installations. Applications were made for the necessary permits to bring existing power stations into compliance with the newly-expanded Integrated Pollution Prevention and Control regime during 2006. The permits are expected to be issued during 2007.

Using the flexibility available to it, E.ON UK has responded to the requirements imposed by emission controls with a combination of actions, notably the increased use of gas-fired CCGT plants, the use of low sulphur content fuels, the installation of emission abatement equipment and the development of renewable energy systems.

E.ON UK has operated its own environmental management system since 1991. On January 1, 1999, E.ON UK achieved corporate certification to ISO 14001, the international standard for environmental management, for its electricity production, gas operations and associated services. The certificate was updated to the revised standard ISO 14001:2004 on November 13, 2006 and is valid for a further three years.

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

NORDIC

Air Pollution.  The power and heat production plants of E.ON Nordic’s subsidiaries are subject to EU, international and/or national regulations, and are equipped where necessary with pollution removal devices. The production plants are subject to emission limits for air pollutants such as SOx, NOx and dust, and relevant emissions are continuously measured and reported. In Sweden, there are taxes attached to emitting SOx (for coal, oil and peat) and CO2 (applicable primarily to heat production from coal, oil, natural gas and liquified petroleum gas). There is also a fee for emitting NOx (applicable to large combustion plants).

Emissions trading for carbon dioxide started in the EU on January 1, 2005. For details on the Emissions Trading Directive, as well as information on the Swedish electricity certificate system, see “— Regulatory Environment.”

The major subsidiaries within E.ON Nordic are operated according to certified environmental management systems (ISO 14001).

Nuclear Energy.  In Sweden, the regulatory framework regarding nuclear power regulations is also governed by the international agreements discussed in “— Germany: Electricity” above. In addition, Swedish nuclear power regulations are governed by Swedish law, mainly the Act on Nuclear Activities (SFS 1984:3), the Nuclear Liability Act (SFS 1968:45) and the Act on Financing of Future Charges for Spent Nuclear Fuel (SFS 1992:1537), which is being replaced by the Financing Act (see below). Under Swedish law, the owner of a nuclear power station is obliged to conduct operations in such a manner that the required safety standards are maintained and is responsible for nuclear waste management and decommissioning of nuclear facilities. A license is required in order to own or operate a nuclear facility, which is granted by the Swedish government on recommendation by the Swedish Nuclear Power Inspectorate, which supervises all nuclear facilities in Sweden.

According to the Act on Financing of Future Charges for Spent Nuclear Fuel, the owner of a nuclear facility in Sweden is under the obligation to pay an amount determined by the Swedish government for each kWh produced in the facility to the Swedish Nuclear Waste Fund. The amounts thus paid, together with any capital gains on the amounts, are to cover the costs for nuclear waste management and the decommissioning of nuclear facilities. In accordance with Swedish law, E.ON Nordic has also given guarantees to governmental authorities to cover possible additional costs related to the disposal of high-level radioactive waste and nuclear power plant decommissioning. See also Note 25 of the Notes to Consolidated Financial Statements.

On May 16, 2006, a new Financing Act (SFS 2006:647) was approved by the Swedish government. The new Financing Act will replace the Act on Financing of Future Charges for Spent Nuclear Fuel and will enter into force at various dates, beginning March 1, 2007. The main change is that the licensed owner and operator of a nuclear reactor will be required to pay an annual fee until the final disposal of nuclear waste, instead of paying fees based on the amount of electricity generated. The annual fee will be payable from 2008; the amount of such fee has not yet been determined.

For more information about E.ON Nordic’s nuclear power operations, see “— Business Overview — Nordic — Power Generation.” E.ON Nordic does not own interests in or operate any nuclear power facilities in any country other than Sweden.

Liability.  In Sweden, the owner of a nuclear facility is liable for damages caused by accidents in the nuclear facility and accidents caused by nuclear substances to and from the facility. As of December 31, 2006, the liability is limited to an amount equal to SEK3,102 million (€343 million) per accident, which must be insured according to the Nuclear Liability Act. E.ON Nordic has the necessary insurance for its nuclear power plants.

In November 2004, the Swedish government began an inquiry on Swedish nuclear liability. In April 2006, a final report issued by the inquiry proposed unlimited liability for the Proprietor and that Proprietors should be obligated to purchase insurance covering an amount of €700 million per nuclear facility, with an upper limit on obligations to finance the unlimited liability set at €1.2 billion per nuclear facility. If at any given facility one reactor fails, it is not possible to run the remaining reactors. The inquiry has also proposed that the Swedish government — within the model of state guarantees — enter into a reinsurance agreement with the Nordic Nuclear Insurers as direct insurer to cover any remaining liability. It is still unclear whether the inquiry’s report will lead to a legislative proposal from the government.

U.S. MIDWEST

E.ON U.S.’s operations are subject to a number of environmental laws and regulations in each of the jurisdictions in which it operates, governing, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety.

Clean Air Act Requirements.  The Clean Air Act (“CAA”) establishes a comprehensive set of programs aimed at protecting and improving air quality in the United States by, among other things, controlling stationary sources of air emissions such as power plants. While the general regulatory framework for these programs is established at the federal level, most of the programs are implemented and administered by the states under the oversight of the U.S. EPA. The key CAA programs relevant to E.ON U.S.’s business operations are described below.

Ambient Air Quality.  The CAA requires the EPA to periodically review the available scientific data for six criteria pollutants and establish concentration levels in the ambient air sufficient to protect the public health and welfare with an extra margin for safety. These concentration levels are known as national ambient air quality standards (“NAAQS”). Each state must identify “non-attainment areas” within its boundaries that fail to comply with the NAAQS and develop a state implementation plan (“SIP”) to bring such non-attainment areas into compliance. If a state fails to develop an adequate plan, the EPA must develop and implement a plan. As the EPA increases the stringency of the NAAQS through its periodic reviews, the attainment status of various areas may change, thereby triggering additional emission reduction obligations under revised SIPs aimed at achieving attainment.

In 1997, the EPA established new NAAQS for ozone and fine particulates that required additional reductions in SO2 and NOx emissions from power plants. In 1998, the EPA issued its final “NOx SIP Call” rule requiring reductions in NOx emissions of approximately 85 percent from 1990 levels in order to mitigate ozone transport from the midwestern United States to the northeastern United States. To implement the new federal requirements, in 2002 Kentucky amended its SIP to require electric generating units to reduce their NOx emissions to 0.15 pounds weight per million British thermal units (“lb./mmBtu”) on a company-wide basis. In 2005, the EPA issued the Clean Air Interstate Rule (“CAIR”), which requires additional SO2 emission reductions of 70 percent and NOx emission reductions of 65 percent from 2003 levels. The CAIR provides for a two-phase cap and trade program, with initial reductions of NOx and SO2 emissions due by 2009 and 2010, respectively, and final reductions due by 2015. The final rule is currently being challenged in a number of federal court proceedings. In 2006, Kentucky proposed to amend its SIP to adopt state requirements similar to those under the federal CAIR. Depending on the level of action determined necessary to bring local non-attainment areas into compliance with the new ozone and fine particulate standards, E.ON U.S.’s power plants are potentially subject to additional reductions in SO2 and NOx emissions.

Hazardous Air Pollutants.  As provided in the 1990 amendments to the CAA, the EPA investigated hazardous air pollutant emissions from electric utilities and submitted a report to Congress identifying mercury emissions from coal-fired power plants as warranting further study. In 2005, the EPA issued the Clean Air Mercury Rule (“CAMR”), establishing mercury standards for new power plants and requiring all states to issue new SIPs including mercury requirements for existing power plants. The EPA issued a model rule which provides for a two-phase cap and trade program with initial reductions due by 2010 and final reductions due by 2018. The CAMR provides for reductions of 70 percent from 2003 levels. The EPA closely integrated the CAMR and CAIR programs to ensure that the 2010 mercury reduction targets will be achieved as a “co-benefit” of the controls installed for purposes of compliance with the CAIR. The CAMR is also currently being challenged in the federal courts. In 2006, Kentucky proposed to amend its SIP to adopt state requirements similar to those under the federal CAMR. In addition, in 2005 and 2006 state and local air agencies in Kentucky have proposed or adopted rules aimed at regulating additional hazardous air pollutants from sources including power plants. To the extent those rules are final, they are not expected to have a material impact on E.ON U.S.’s power plant operations.

Acid Rain Program.  The 1990 amendments to the CAA imposed a two-phase cap and trade program to reduce SO2 emissions from power plants that were thought to contribute to “acid rain” conditions in the northeastern United States. The 1990 amendments also contained requirements for power plants to reduce NOx emissions through the use of available combustion controls.

Regional Haze.  The CAA also includes visibility goals for certain federally designated areas, including national parks, and requires states to submit SIPs that will demonstrate reasonable progress toward preventing future impairment and remedying any existing impairment of visibility in those areas. In 2005, the EPA issued its Clean Air Visibility Rule (“CAVR”), detailing how the CAA’s best available retrofit technology (“BART”) requirements will be applied to facilities, including power plants, built between 1962 and 1974 that emit certain levels of visibility impairing pollutants. Under the final rule, since the CAIR will result in more visibility improvement than BART, states are allowed to substitute the CAIR requirements in their regional haze SIPs in lieu of controls that would otherwise be required by BART. The CAVR is also currently being challenged in the federal courts.

Installation of Pollution Controls.  Many of the programs under the CAA utilize cap and trade mechanisms that require a company to hold sufficient emissions allowances to cover its authorized emissions on a company-wide basis and do not require installation of pollution controls on every generating unit. Under cap and trade programs, companies are free to focus their pollution control efforts on plants where such controls are particularly efficient and utilize the resulting emission allowances for smaller plants where such controls are not cost effective. LG&E had previously installed flue gas desulphurization equipment on all of its generating units prior to the effective date of the acid rain program, while KU met its acid rain Phase I SO2 requirements primarily through installation of flue gas desulphurization equipment on Ghent Unit 1. E.ON U.S.’s combined strategy for its acid rain Phase II SO2 requirements, which commenced in 2000, uses accumulated emissions allowances to defer additional capital expenditures and also includes fuel switching or the installation of additional flue gas desulphurization equipment. In order to achieve the NOx emission reductions mandated by the NOx SIP Call, E.ON U.S. installed additional NOx controls, including selective catalytic reduction technology, during the 2000 to 2006 time period at a cost of $409 million, including $7 million of costs to remove equipment. In 2001, the KPSC granted recovery in principal of these costs incurred by LG&E and KU under its periodic environmental surcharge review mechanisms.

In order to achieve the emissions reductions mandated by the CAIR and CAMR, E.ON U.S. expects to incur additional capital expenditures for pollution controls including flue gas desulphurization and selective catalytic reduction and to incur additional operating and maintenance costs in operating such controls. E.ON U.S. expects to incur total costs of $1.1 billion in installing these pollution controls during the 2007 through 2009 time period. In 2005, the KPSC granted recovery in principal of these costs incurred by LG&E and KU under its periodic environmental surcharge review mechanisms. E.ON U.S. believes its costs in reducing SO2, NOx and mercury emissions to be comparable to those of similarly situated utilities with like generation assets. E.ON U.S.’s compliance plans are subject to many factors including developments in the emissions allowance and fuels markets, future legislative and regulatory enactments, legal proceedings and advances in clean air technology. E.ON U.S. will continue to monitor these developments to ensure that its environmental obligations are met in the most efficient and cost-effective manner.

Potential Greenhouse Gas Controls.  In 2005, the Kyoto Protocol for reducing greenhouse gas emissions took effect, obligating 37 industrialized countries to undertake substantial reductions in greenhouse gas emissions. For details, see “— Regulatory Environment — EU/Germany: General Aspects (Electricity and Gas) — Greenhouse Gas Emissions Trading.” The U.S. has not ratified the Kyoto Protocol and there are currently no mandatory greenhouse gas emissions reduction requirements at the federal level. Legislation mandating greenhouse gas reductions has been introduced in the Congress, but no federal legislation has been enacted to date. In the absence of a program at the federal level, various states have adopted their own greenhouse gas emissions reduction programs, including 11 northeastern states under the Regional Greenhouse Gas Initiative program as well as California. Substantial efforts to pass federal greenhouse gas legislation are ongoing. In addition, litigation is currently pending before various courts to determine whether the EPA and the states have the authority to regulate greenhouse gas emissions under existing law. E.ON U.S. is monitoring ongoing efforts to enact greenhouse gas reduction requirements at the state and federal level. E.ON U.S. is unable to predict whether mandatory greenhouse gas reduction requirements will ultimately be enacted or to determine the reduction targets and deadlines that would be applicable under such programs. As a company with significant coal-fired generating assets, E.ON U.S. could be substantially impacted by programs requiring mandatory reductions in greenhouse gas emissions, although the precise impact on the operations of E.ON U.S. cannot be determined prior to the enactment of such programs.

General Environmental Proceedings.  From time to time, E.ON U.S. appears before the EPA, various state or local regulatory agencies, and state and federal courts regarding matters involving compliance with applicable environmental laws and regulations. Such matters include notices of violation for alleged noncompliance with the new source review provisions of the CAA and permit requirements at KU’s Brown station; remediation obligations for former manufactured gas plant sites; liability under the Comprehensive Environmental Response, Compensation and Liability Act for cleanup at various off-site waste sites; ongoing claims regarding alleged particulate emissions from LG&E’s Cane Run station; and ongoing claims regarding greenhouse gas emissions from E.ON U.S. generating stations. Based on analysis to date, the resolution of such matters is not expected to have a material impact on the operations of E.ON U.S.

OPERATING ENVIRONMENT

As Germany’s largest industrial group on the basis of market capitalization, all social, political and economic developments and conditions in Germany affect E.ON. Labor costs, corporate taxes and employee benefit expenses in Germany are high and weekly working hours are shorter compared with most other EU member states, the United States and Japan. Nonetheless, many factors, including monetary and political stability, high environmental protection and standards and a well-educated, highly qualified workforce continue to positively affect Germany’s competitive position in world trade.

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

ECONOMIC BACKGROUND

Germany

During 2006, the general economic situation improved worldwide. German export performance was good as a consequence of improved worldwide economic conditions and despite the surge in oil prices and the appreciation of the euro. Domestic demand also stimulated Germany’s economic performance compared with 2005. Despite this upswing, in 2006 the German economy performed slightly worse than the Eurozone as well as compared with all 27 EU member states. The 2006 real gross domestic product rose by 2.7 percent according to the German Federal Statistical Office, compared with an increase of 0.9 percent in 2005. Capital spending by businesses increased by 5.3 percent, mainly due to investment in machinery and equipment and a positive contribution by the construction industry. Other investment grew by 5.9 percent in 2006. The German Council of Economic Experts forecasts ongoing global economic growth in 2007, with a German growth rate of 1.8 percent in 2007.

Germany’s competitive position in world trade continues to benefit from many factors, including monetary stability, a reputation for quality and recent productivity gains. In 2006, Germany achieved a surplus in exports and services in nominal terms of €114.1 billion. Despite a good economic performance, unemployment remained high in Germany in 2006. The reasons for unemployment are predominantly of a structural nature and include, among other factors, extensive regulation of the labor market and high labor costs (compared with the rest of the EU and the United States).

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

Since the ratification of the Treaty, the EU has been enlarged from 12 to 25 member states, with the entry of Austria, Finland and Sweden in January 1995 and Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia as of May 1, 2004. On January 1, 2007, the euro became the official currency in Slovenia. In all the other new member states, the national currencies are still valid. As new countries join the EU, significant institutional reform within the existing EU member states will be necessary to enable the EU to integrate the new members. As a first step, an EU convention drafted a treaty establishing a European Constitution. The new Constitution, which includes significant institutional reforms of the European Commission and the EU policy-making process, was defeated in national referendums in France and the Netherlands in 2005. Currently, the ratification process is at a standstill.

In addition to the countries which joined in May 2004, Bulgaria and Romania joined the EU in January 2007. Negotiations with Croatia to join the EU began in 2005, although further institutional reforms must be implemented in Croatia before it also may join the EU. In October 2005, the EU also started negotiations with Turkey to join the EU. Since these negotiations may take years, there is no fixed date for Turkey to join the EU.

Long-term interest rates in the Eurozone increased by 0.49 percentage points by December 2006 compared to December 2005. In December 2006, the European Central Bank raised its deposit facility and margin lending rates to 2.5 percent and 4.5 percent, respectively.

United Kingdom

The U.K. economy performed slightly worse in 2006 than many other EU economies, although household demand and public and private expenditures were stronger than in 2005. Monetary and fiscal policy provided a stable macroeconomic environment, so that prospects for 2007 are quite good. The U.K. economy is estimated to have grown at a rate of 2.6 percent in 2006 in real terms, according to the German Council of Economic Experts. It is expected to remain unchanged with a growth rate of 2.6 percent again in 2007. Inflation in 2006 is estimated to have been at 2.4 percent.

Sweden

In 2006, the Swedish economy again performed well above average compared with other EU member states, driven by a robust investment performance. The Swedish economy is estimated to have grown at a rate of 4.5 percent in real terms, according to data from the German Council of Economic Experts. This is expected to slow down to a growth rate of 3.2 percent in 2007. Inflation is estimated to have remained low with an annual rate of 1.5 percent for 2006.

United States

Since 2003, the United States’ economic growth has increased, stimulated by expansive fiscal and monetary policies. In 2006, private consumption and business investment were weaker than in 2005, but still at a high level. Despite tighter monetary policy, interest rates remained relatively low in 2006, supporting growth. The United States is estimated to have grown at a rate of 3.3 percent in 2006, with a decrease to 2.5 percent expected in 2007, according to the German Council of Economic Experts. Inflation is expected to have grown, with an annual rate of 3.5 percent for 2006.

RISK MANAGEMENT

While E.ON’s market units have varying exposures to fluctuations in exchange rates, on an overall basis E.ON has certain exposures mainly to fluctuations between the euro and the U.S. dollar, the British pound, the Swedish krona and the Hungarian forint, respectively, that it seeks to manage through hedging activities. Foreign exchange rate risk management, along with liquidity management and interest rate risk management, is generally centralized on a Group-wide basis and is the responsibility of the Group treasury. The currency and interest rate risks of Group companies are hedged with Group treasury in conformity with E.ON’s financial guidelines, or, in certain cases, with external counterparties with E.ON AG’s approval. E.ON uses interest rate and currency derivatives only to hedge its risk positions deriving from underlying business transactions, and E.ON continually assesses its exposure to these risks resulting from the underlying exposures and the results of hedging transactions. Moreover, E.ON is exposed to risks from fluctuations in the prices of commodities and raw materials which are subject to commodity risk hedging activities. The market units also engage in the trading of energy-related commodity derivatives, which is also subject to guidelines for risk management. For a more detailed discussion of the current exchange rate, interest rate and commodity price risk exposures and risk management policies of the Group, see “Item 5. Operating and Financial Review and Prospects — Exchange Rate Exposure and Currency Risk Management,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Notes 28 and 29 of the Notes to Consolidated Financial Statements.

ORGANIZATIONAL STRUCTURE

E.ON AG is the Group’s Düsseldorf-based management holding company. E.ON AG provides strategic management for Group companies and coordinates Group activities. E.ON AG also serves as the Group’s corporate center, providing centralized controlling, treasury, risk management (including hedging) and service functions to Group members, as well as communications, capital markets and investor relations functions. E.ON AG is responsible for the design and implementation of strategies and policies with the goal of optimizing the Group’s results across the energy markets in which it is active, the pursuit of operational excellence at each of the market units through the transfer of best practice, as well as a strong role in regulatory affairs that may affect several market units at the same time. E.ON AG also has direct responsibility for strategic acquisitions throughout the Group. Human resources management and career development for 200 top executives currently working across the Group have also been centralized at the Corporate Center. The Group’s operating activities are organized into market units, each of which is responsible for managing its own day-to-day business. The parent companies of each market unit report directly to E.ON AG.

The following table sets forth certain information about each of the entities which served as a parent company of an E.ON market unit as of December 31, 2006:

		Percentage	Percentage
	Country of	Ownership Interest	Voting Interest
Name of Subsidiary	Incorporation	held by E.ON	held by E.ON

E.ON Energie AG (energy)	Germany	100.0%	100.0%
E.ON Ruhrgas AG (energy)	Germany	100.0%	100.0%
E.ON UK plc (energy)	U.K.	100.0%	100.0%
E.ON Nordic AB (energy)	Sweden	100.0%	100.0%
E.ON U.S. LLC (energy)	U.S.A.	100.0%	100.0%

PROPERTY, PLANTS AND EQUIPMENT

GENERAL

The Company owns most of its production facilities and other properties. Some of E.ON’s facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2006, the total amount of indebtedness collateralized by these facilities was approximately €0.9 billion. E.ON believes that the Group’s principal production facilities and other significant properties are in good condition and that they are adequate to meet the needs of the E.ON Group. E.ON’s headquarters are located at E.ON-Platz 1, D-40479 Düsseldorf, Germany. E.ON owns its headquarters.

PRODUCTION FACILITIES

Central Europe

E.ON Energie produces electricity at jointly and wholly-owned power plants. Its power generation facilities have a total installed capacity of approximately 36,800 MW, E.ON Energie’s attributable share of which is approximately 28,200 MW (not including mothballed, shutdown and reduced power plants). Electricity is transmitted to purchasers by means of high-voltage transmission lines and underground cables owned by E.ON Energie. For further details, see “— Business Overview — Central Europe.” E.ON Energie believes that its power plants are in good operating condition and that its machinery and equipment have been well maintained. E.ON Energie’s German base load nuclear power plants operated at approximately 92.5 percent of available capacity in 2006. E.ON Energie believes that average utilization data calculated on the basis of all of its international and German power stations would not reflect differences between base load and peak load requirements or differential costs of generation and would therefore dilute the significance of such a measure.

Pan-European Gas

E.ON Ruhrgas AG owns, co-owns or has interests through project companies in gas pipelines in Germany totaling 11,405 km. In addition, E.ON Ruhrgas AG owns, co-owns or has interests through project companies in 34 compressor stations in Germany. The current installed capacity of these compressor stations totals 992 MW. E.ON Ruhrgas AG also owns, co-owns, leases or has interests through project companies in 11 underground gas storage facilities in Germany; E.ON Ruhrgas AG’s share in the usable working gas storage capacity of these facilities is approximately 5.2 billion m3. Due to the number and complexity of factors influencing gas pipeline and storage utilization, E.ON Ruhrgas AG does not consider data on the utilization of the transmission system and gas storage capacity to be meaningful. E.ON Ruhrgas AG also owns interests in three project companies operating gas transmission systems and in one project company developing a gas transmission system outside of Germany. For further details, see “— Business Overview — Pan-European Gas — Transmission and Storage.”

E.ON Ruhrgas AG believes that its transmission system (including transport compressor stations) and gas storage facilities (including storage compressor stations) are in good operating condition and that its machinery and equipment have been well maintained.

U.K.

E.ON UK produces electricity at jointly and wholly-owned power plants. Its power generation facilities have a total installed capacity of approximately 10,800 MW, E.ON UK’s attributable share of which is approximately 10,500 MW. Electricity is transmitted to purchasers by means of the National Grid transmission network in the United Kingdom. For further details, see “— Business Overview — U.K.” E.ON UK believes that its power plants are in good operating condition and that its machinery and equipment have been well maintained. In 2006, E.ON UK’s power plants operated at approximately 41 percent of theoretical capacity. This average utilization is calculated for all U.K. power stations and does not reflect differences between base load and peak load power stations.

Nordic

E.ON Nordic produces electricity at jointly and wholly-owned power plants. Its power generation facilities have a total installed capacity of approximately 14,800 MW, its attributable share of which is approximately 7,300 MW (not including mothballed and shutdown power plants). In Sweden and Finland, electricity is transmitted to purchasers via 200-400 kV electricity grids, which are operated by state-owned companies, and through regional and local distribution networks. E.ON Nordic owns and operates regional and local electricity distribution networks in Sweden and Finland through E.ON Sverige. Through E.ON Sverige, E.ON Nordic also owns one-third of the Baltic Cable, an undersea electricity cable linking the Swedish electricity grid to the grid of E.ON Energie in Germany. In Sweden, E.ON Nordic also owns and operates high-and low-pressure gas pipelines through E.ON Sverige. For more information, see ‘‘— Business Overview — Nordic.” E.ON Nordic believes that its power plants, electricity distribution networks and gas pipelines are in good operating condition and that its machinery and equipment have been well maintained. The Swedish base load nuclear power plants in which E.ON Nordic holds an interest operated at approximately 84 percent of available capacity in 2006. E.ON Nordic believes that average utilization data calculated on the basis of all of its power stations would not reflect differences between base load and peak load requirements or differential costs of generation and would therefore dilute the significance of such a measure.

U.S. Midwest

E.ON U.S. produces electricity at jointly and wholly-owned power plants. Its power generation facilities have a total installed capacity of approximately 7,600 MW, E.ON U.S.’s attributable share of which is approximately 7,500 MW (not including mothballed and shutdown power plants). Electricity is transmitted to purchasers by means of E.ON U.S.’s transmission network (for which certain functional control is provided by third parties pursuant to FERC regulation) in the United States. For further details, see “— Business Overview — U.S. Midwest.” E.ON U.S. believes that its power plants and transmission networks are in good operating condition and that its machinery and equipment have been well maintained. In 2006, E.ON U.S.’s power plants operated at approximately 54 percent of theoretical capacity. This average utilization is calculated for all U.S. power stations and does not reflect differences between base load and peak load power stations.

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

Upon termination of the Ruhrgas court proceedings in late January 2003, E.ON completed the first step of the two-step RAG/Degussa transaction. In the first step, E.ON acquired RAG’s Ruhrgas stake and tendered 37.2 million of its shares in Degussa to RAG at the price of €38 per share, receiving total proceeds of €1.4 billion. A gain of €168 million was realized from the sale. Following this transaction and the completion of the tender offer to the other Degussa shareholders, RAG and E.ON each held a 46.5 percent interest in Degussa, with the remainder being held by the public. In the second step, E.ON sold a further 3.6 percent of Degussa to RAG on May 31, 2004, reducing its stake to 42.9 percent of Degussa. Total proceeds from this transaction amounted to €283 million, resulting in a gain of €51 million. In December 2005, E.ON AG and RAG signed a framework agreement on the sale of E.ON’s 42.9 percent stake in Degussa to RAG. As part of the implementation of that framework agreement, E.ON transferred its stake in Degussa to RAG Projektgesellschaft in March 2006 and agreed on the forward sale of that entity to RAG for a purchase price of approximately €2.8 billion (equal to €31.50 per Degussa share). The transaction closed in July 2006, with E.ON recording a book gain of approximately €376 million on the forward sale. Until the completion of this transaction, E.ON and RAG operated Degussa under joint control, and E.ON accounted for its 42.9 percent interest in Degussa under the equity method. E.ON owns a 39.2 percent interest in RAG.

E.ON participates in a number of different businesses. E.ON operates in the continental European energy business through E.ON Energie, E.ON Ruhrgas and E.ON Nordic, in the U.K. energy business through E.ON UK and in the U.S. energy business through E.ON U.S. Outside its core energy business, E.ON disposed of its real estate business Viterra in 2005, and completed the sale of its minority equity interest in the chemicals company Degussa in 2006. The E.ON Group also has minority participations in numerous companies, particularly in the Central Europe and Pan-European Gas market units, which are classified as associated companies. Income from these participations is reflected in the income statement as income from equity interests and is generally included in adjusted EBIT. Management views these associated companies as an integral part of the operations of E.ON. In line with its objective to focus on energy as its core business, E.ON has sold or classified as discontinued the operations of its former aluminum and oil segments and chemicals and real estate businesses, as well as certain components of its Pan-European Gas, Nordic and U.S. Midwest market units. For additional information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations” and ‘‘— Acquisitions and Dispositions — Discontinued Operations.”

2006 Highlights.  E.ON’s sales in 2006 increased 24.4 percent to €64,197 million from €51,616 million in 2005 (in each case net of electricity and natural gas taxes). The increase was primarily attributable to higher average electricity and gas sales prices at the Central Europe and Pan-European Gas market units, and consolidation effects, including the first-time full-year consolidation of Distrigaz Nord (renamed E.ON Gaz România) and E.ON Moldova (consolidated in September 2005). Net income decreased by 31.7 percent to €5,057 million in 2006 from €7,407 million in 2005, primarily reflecting lower income from discontinued operations, partially offset by higher income from continuing operations, each as described in more detail below. Cash provided by operating activities increased 9.9 percent to €7,194 million in 2006 from €6,544 million in 2005, with the increase being primarily attributable to increases at the Central Europe and U.K. market units, which were offset in part by a decline in the cash generated by Pan-European Gas.

ACQUISITIONS AND DISPOSITIONS

The following discussion summarizes each of the principal acquisitions and dispositions made by E.ON since January 1, 2004, and is organized by business segment according to E.ON’s market unit structure, which was adopted in January 2004. In particular, transactions with respect to E.ON Nordic, E.ON Sverige, Graninge and Thüga are described according to the market unit each entity currently belongs to, rather than the former segment it belonged to at the time of the relevant transaction. For information on the accounting treatment of the most significant of these transactions, see Note 4 of the Notes to Consolidated Financial Statements. For information on E.ON AG’s acquisition of the Powergen Group in 2002 and the former Ruhrgas in 2003, see “Item 4. Information on the Company — History and Development of the Company — Powergen Group Acquisition” and “— Ruhrgas Acquisition.”

Central Europe.  In September 2003, E.ON Energie acquired majority stakes in the Czech regional electricity utilities Jihomoravská energetika a.s. (“JME”) and Jihoceská energetika a.s (“JCE”) through a series of transactions. As of December 31, 2003, E.ON’s interest in JME and JCE was 85.7 percent and 84.7 percent, respectively. The total aggregate purchase price amounted to €207 million. Goodwill in the amount of €48 million resulted from the final purchase price allocation for these stakes (at December 31, 2003, goodwill of €152 million had been recorded according to the preliminary purchase price allocation). The acquisition process also involved the sale of E.ON Energie’s minority stakes in the regional power distributors Západoceská energetika a.s. and Vychodoceská energetika a.s. to the Czech state-owned company CEZ for €206 million, resulting in a gain of €2 million. In December 2004, E.ON Energie acquired additional stakes in JME and JCE, increasing its interests in the two companies to 99.0 percent and 98.7 percent, respectively. The aggregate acquisition costs for the 2004 transactions amounted to €81 million. In 2005, E.ON Energie acquired all remaining interests in the two companies for a total of €5 million. As of January 1, 2005, E.ON Energie re-organized the entities and fulfilled legal unbundling requirements by transferring the businesses of JME and JCE to three new subsidiaries. E.ON Energie now holds 100.0 percent of each of E.ON Ceská republika, a.s., E.ON Distribuce, a.s. and E.ON Energie, a.s. No goodwill resulted from the purchase price allocation for the acquisitions in 2004 and 2005.

In January 2004, E.ON Energie sold its 4.99 percent shareholding in the Spanish utility Union Fenosa S.A. (“Union Fenosa”) on the market for approximately €217 million, realizing a gain on the sale of approximately €26 million.

In July 2004, E.ON Energie completed the statutory squeeze-out procedure to obtain the remaining 1.1 percent of E.ON Bayern AG (“E.ON Bayern”) held by minority shareholders. The aggregate purchase price amounted to €189 million (€165 million of which was paid in E.ON shares), with goodwill of €148 million resulting from the purchase price allocation.

In December 2004, E.ON Energie increased its stake in the German regional electricity distribution company Avacon (since renamed E.ON Avacon) by 13.1 percent to 69.6 percent in a multistage process involving the acquisition of the intermediate holding companies Ferngas Salzgitter GmbH (“Ferngas Salzgitter”) and FSG Holding GmbH (“FSG Holding”). E.ON Energie increased its stake in FSG Holding to 100 percent by acquiring a 10.0 percent interest from Bayerische Landesbank and the remaining 90.0 percent from three companies in the Pan-European Gas market unit (RGE Holding GmbH (45.0 percent), Thüga-Konsortium Beteiligungs GmbH (35.0 percent) and Thüga (10.0 percent)). In addition, E.ON Energie purchased direct shareholdings in Ferngas Salzgitter from BEB (13.0 percent), Erdgas-Verkaufs-Gesellschaft Münster (“EGM”) (13.0 percent) and RGE Holding GmbH (39.0 percent). Following these acquisitions, FSG Holding was merged into E.ON Energie and Ferngas Salzgitter into Avacon. The aggregate purchase price paid to Bayerische Landesbank, BEB and EGM was €133 million, with €38 million in goodwill resulting from the purchase price allocation.

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

In July 2005, E.ON Energie transferred its 51.0 percent interest (49.0 percent voting interest) in GVT and its 72.7 percent interest in TEAG to Thüringer Energie Beteiligungsgesellschaft mbH (“TEB”). Municipal shareholders also transferred to TEB interests in GVT totaling 43.9 percent. Consequently, GVT was merged into TEAG and the merged entity was renamed ETE. Following this reorganization, E.ON Energie holds an 81.5 percent interest in TEB and TEB holds a 76.8 percent interest in ETE. The consolidation of GVT as of July 1, 2005, with an acquisition cost of €168 million, led to goodwill of €58 million as a result of the purchase price allocation. The transfer of the stakeholding in TEAG resulted in a gain of €90 million.

In September 2005, E.ON Energie completed the acquisition of 100.0 percent of the Dutch electricity and gas distributor NRE. The purchase price amounted to €79 million, with €46 million in goodwill resulting from the purchase price allocation. NRE was consolidated as of September 1, 2005.

In September 2005, E.ON Energie acquired a 24.6 percent stake in the Romanian electricity distribution company Electrica Moldova — now E.ON Moldova — and simultaneously increased its stake in the company to 51.0 percent by subscribing to a capital increase. The aggregate purchase price for the 51.0 percent interest amounted to €101 million, with no goodwill resulting from the purchase price allocation. E.ON Moldova was consolidated as of September 30, 2005.

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

In August 2006, E.ON Energie and RWE swapped certain of their respective shareholdings in Hungary and the Czech Republic. In Hungary, E.ON Energie acquired — in addition to its existing interest of 50.02 percent — 49.9 percent of the shares of DDGÁZ, a gas distribution company (fully consolidated in 2005). RWE acquired E.ON Energie’s interest of 16.3 percent in FÖGÁZ. In the Czech Republic, E.ON Energie gave up certain minority shareholdings and increased its interest in JCP (a gas distribution company) in two steps, first acquiring additional shares from RWE to increase its existing interest of 13.1 percent to 59.8 percent, and then in September 2006 acquiring an additional 39.2 percent interest in JCP from Oberösterreichische Ferngas and other minority shareholders. As of December 31, 2006, E.ON Energie held a 99.0 percent interest in JCP, which was consolidated as of September 1, 2006. The purchase price (for JCP and DDGÁZ) including the fair value of the swapped E.ON interest amounted to €103 million, of which €29 million was paid in cash, with €3 million in goodwill resulting from the purchase price allocation for DDGÁZ (the preliminary allocation for JCP resulted in no goodwill). As part of the asset swap, E.ON Energie acquired in the Czech Republic a 25.0 percent interest in PPH and a 49.3 percent interest in PP for €63 million. In January 2007, E.ON Energie received the remaining 1.0 percent in JCP in a squeeze-out proceeding and now holds 100 percent of JCP.

In December 2006, E.ON Energie acquired a 49.9 percent minority interest in the waste incineration company SOTEC. The purchase price amounted to €60 million. For the remaining shares the parties agreed on a put/call option which is exercisable if certain conditions are met.

In December 2006, E.ON Energie acquired 75.0 percent of the share capital of Dalmine, an Italian company that focuses on the wholesale of electricity and gas, primarily to industrial customers. The purchase price amounted to €47 million, with €30 million in goodwill resulting from the preliminary purchase price allocation. Dalmine has been consolidated since December 1, 2006.

Pan-European Gas.  In May 2004, E.ON AG completed a squeeze-out procedure to obtain the remaining 3.4 percent of Thüga. The total purchase price for the 2.9 million shares amounted to €223 million. Goodwill of €106 million resulted from the purchase price allocation.

In November 2004, ERI signed an agreement with the Hungarian oil and gas company MOL for the acquisition of interests of 75.0 percent minus one share in each of MOL’s gas trading and gas storage units and its 50.0 percent interest in the gas importer Panrusgáz. The agreement also included put options allowing MOL to sell its remaining interests in the gas trading and gas storage units, as well as an interest of up to 75.0 percent minus one share of its gas transmission business, to ERI for a period of 5 years from the closing date and through July 1, 2007, respectively. In December 2005, the European Commission approved the acquisitions of the gas trading and storage businesses subject to certain conditions. One of these conditions is that MOL must fully divest its gas storage and trading businesses. As a result, ERI signed an agreement providing for its acquisition of the remaining 25.0 percent plus one share of the two businesses. The initial purchase price was set at approximately €450 million. In addition, ERI assumed debt amounting to approximately €600 million. ERI and MOL also agreed upon a purchase price adjustment mechanism designed to reflect developments in the relevant regulatory framework through 2009. The acquisition of the gas trading and gas storage units was completed by the end of March 2006, and the purchase price was subsequently adjusted to approximately €400 million. The initial goodwill of €205 million was reduced to €119 million after a purchase price adjustment and the purchase price allocation. The acquisition of MOL’s 50.0 percent interest in Panrusgáz was completed at the end of October 2006.

In June 2005, after clearance was obtained from the relevant authorities, E.ON Ruhrgas acquired a 51.0 percent stake in the Romanian gas supplier Distrigaz Nord from the Romanian government in a two-step transaction. In the first step, E.ON Ruhrgas acquired a 30.0 percent share in Distrigaz Nord. In the second step, which immediately followed the first, this stake was increased to 51.0 percent through a capital increase. E.ON Ruhrgas paid an aggregate of approximately €305 million for the 51.0 percent stake; €127 million for the 30.0 percent interest and €178 million in the capital increase. Goodwill of €60 million resulted from the purchase price allocation. Distrigaz Nord was consolidated as of June 30, 2005 and has since been renamed E.ON Gaz România.

In November 2005, E.ON Ruhrgas acquired Caledonia Oil and Gas Ltd. (“Caledonia”), a U.K. gas production company with interests in a number of producing gas fields and development projects in the British North Sea, two field pipelines and 100 percent of a gas trading company. The seller was a group of investors led by the private equity firm First Reserve. Caledonia was subsequently renamed E.ON Ruhrgas North Sea. The total purchase price for the 100 percent interest in Caledonia amounted to €602 million and was primarily paid through the issuance of loan notes. For more information on these loan notes, see Note 24 of the Notes to Consolidated Financial Statements. Goodwill of €390 million resulted from the final purchase price allocation. Caledonia was fully consolidated as of November 1, 2005.

U.K.  In November 2002, in accordance with E.ON UK’s strategy to focus on the core U.K. market, E.ON UK reached agreements to sell its share in certain joint venture companies holding interests in independent power projects in India, Australia and Thailand. The sale of these interests in 2003 generated aggregate proceeds of €112 million and a gain of €29 million. In January 2004, E.ON UK reached an agreement to sell its only remaining Asian interests, a 35.0 percent stake in PT Jawa Power, owner of a 1,220 MW plant in Indonesia, and 100 percent of the associated operations and maintenance company, PT Jawa Power Timur, to Keppel Energy Pte Ltd (“Keppel Energy”) and Electric Power Development Co Ltd (“J-Power”). In April 2004, an existing shareholder, PT Bumipertiwi Tatapradipta (“Bumipertiwi”), exercised its pre-emption rights over this sale. In July 2004, E.ON UK terminated the agreement with Keppel Energy and J-Power and in August 2004, E.ON UK entered into agreements with Bumipertiwi and YTL Power International (“YTL PI”) reflecting Bumipertiwi’s exercise of its pre-emption rights and subsequent sale of its interests to YTL PI. On December 7, 2004, E.ON UK completed the disposal of its investment in PT Jawa Power and PT Jawa Power Timur. The sale of these interests in 2004 generated aggregate proceeds of €120 million and a loss of €6 million.

In January 2004, E.ON UK completed the acquisition of Midlands Electricity from Aquila Energy Inc. and FirstEnergy Corp. for €1.7 billion (GBP1,180 million), net of €0.1 billion cash acquired. The acquisition price comprised €55 million paid to stockholders, €881 million paid to creditors and €856 million of debt assumed. Cash acquired amounted to €86 million. In the transaction, E.ON UK also acquired a number of other businesses, including an electrical contracting operation and an electricity and gas metering business in the United Kingdom, as well as minority equity stakes in companies operating three generation plants in the United Kingdom, Turkey and Pakistan. Goodwill in the amount of €473 million resulted from the purchase price allocation. Midlands Electricity was fully consolidated as of January 16, 2004.

In the first half of 2005, E.ON UK acquired, in two tranches, 100 percent of the equity of Enfield Energy Centre Ltd. (“Enfield”) from NRG, El Paso and Indeck. The purchase price amounted to approximately €185 million (GBP127 million), with no goodwill resulting from the purchase price allocation. Enfield was fully consolidated as of April 1, 2005.

In July 2005, E.ON UK acquired 100 percent of Holford Gas Storage Limited (“HGSL”) from Scottish Power Energy Management Limited. The purchase price amounted to €140 million (GBP96 million), with no goodwill resulting from the purchase price allocation. HGSL was consolidated as of July 28, 2005.

In December 2006, E.ON UK sold its shareholding in Edenderry to Bord na Mona plc for approximately €80 million, realizing a gain on the sale of approximately €20 million.

Nordic.  In October 2001, the Company concluded a put option agreement, which allows a minority shareholder of E.ON Sverige to sell any or all of its shares of E.ON Sverige to E.ON Energie at any time through December 15, 2007. The consideration payable by E.ON Energie upon the exercise of this option in full is approximately €2.0 billion.

Beginning in November 2003, following its receipt of the required approvals from the relevant antitrust authorities, E.ON Sverige increased its stake in the Swedish utility Graninge from 36.3 percent to 79.0 percent by acquiring shares from Electricité de France and other shareholders. Swedish law required E.ON Sverige to make a public tender for all outstanding Graninge shares following the acquisition of a majority stake. At the close of this mandatory offer in January 2004, E.ON Sverige’s indirect stake in Graninge had increased to 97.5 percent and Graninge was delisted. By June 2004, E.ON Sverige had acquired the remaining outstanding shares and controlled 100 percent of Graninge. Total acquisition costs to E.ON Sverige in 2003 (therefore not including those relating to the tender offer) amounted to €628 million. The purchase price for the Graninge shares acquired in 2004 was approximately €307 million, with €76 million in goodwill resulting from the purchase price allocation. As of December 31, 2004, the goodwill relating to E.ON Sverige’s 100 percent interest in Graninge amounted to €233 million.

In September 2004, E.ON agreed further details regarding its agreement in principle with Statkraft to sell a portion (1.6 TWh) of the generating capacity that E.ON Sverige had acquired as part of the Graninge acquisition to Statkraft. In July 2005, Sydkraft and Statkraft signed the corresponding agreement, whereby Statkraft would acquire a total of 24 hydroelectric power plants. In accordance with the agreement, Statkraft took ownership of the plants in October 2005. The purchase price amounted to approximately €480 million, corresponding to the assets’ book value. Because assets and liabilities were recognized at fair values as part of the purchase price allocation following the acquisition of Graninge, the sale of the disposal group did not result in a significant effect on income. The major balance sheet line items affected by the transaction were presented in the Consolidated Balance Sheet as of December 31, 2004 under “Assets/Liabilities of disposal groups.”

In August 2006, E.ON Sverige sold a 75.1 percent interest in the broadband communication business E.ON Sverige Bredband to Tele2 for consideration of approximately €44 million. The sale agreement also provides E.ON Sverige with the option to put its remaining 24.9 percent interest to Tele2 within 24 months and Tele2 with the call option to acquire E.ON Sverige’s remaining shares in E.ON Sverige Bredband in the event that E.ON Sverige does not exercise the put option. E.ON recorded a gain of approximately €28 million on the disposal.

U.S. Midwest.  In June 2006, LPI sold its 50.0 percent ownership interest in a 209 MW coal-fired facility in North Carolina and LPS sold its remaining operations and maintenance contracts relating to the North Carolina plant along with four independent power generation facilities contracts for total consideration of €21 million.

Corporate Center.  In December 2005, E.ON AG and RAG signed a framework agreement on the sale of E.ON’s 42.9 percent participation in Degussa to RAG. As part of the implementation of that framework agreement, E.ON transferred its stake in Degussa to RAG Projektgesellschaft in March 2006 and agreed on the forward sale of that entity to RAG for a purchase price of approximately €2.8 billion (equal to €31.50 per Degussa share). The transaction closed in July 2006, with E.ON recording a book gain of approximately €376 million on the forward sale. Until the completion of this transaction, E.ON and RAG operated Degussa under joint control, and E.ON accounted for its 42.9 percent interest in Degussa under the equity method. E.ON owns a 39.2 percent interest in RAG.

Discontinued Operations.  Consistent with its plans to focus on its core energy business, E.ON has disposed of a number of its non-core divisions and businesses in recent years. As a result of divestitures in 2001, the Company’s former aluminum business segment was accounted for as discontinued operations in accordance with Accounting Principles Bulletin No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (“APB 30”). On January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), which requires it to account for disposals of a component of a segment as discontinued operations, thereby reducing the threshold needed for a particular divestiture to result in discontinued operations treatment. In 2002, E.ON discontinued the operations of its former oil business segment, following its disposal of VEBA Oel. In 2003, E.ON discontinued and disposed of certain operations in the U.S. Midwest market unit, as well as certain activities of Viterra in the Other Activities business segment. In 2005, E.ON discontinued and either disposed of certain operations or classified certain businesses as held for sale in the Pan-European Gas and U.S. Midwest market units, as well as Viterra in the Other Activities business segment. Finally, in 2006, the Nordic market unit disposed of its entire stake in E.ON Finland. These transactions are summarized below.

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

As a condition to its approval of the former Powergen’s acquisition of LG&E Energy (now E.ON U.S.), the SEC had required that LG&E Energy sell CRC-Evans. Effective October 31, 2003, LG&E Energy sold CRC-Evans to an affiliate of Natural Gas Partners for €37 million. Approximately €1 million in income from discontinued operations net of income taxes and minority interests was recorded in 2005. E.ON realized no gain or loss on the disposal. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other.”

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

In May 2005, E.ON sold Viterra to Deutsche Annington. The purchase price for 100 percent of Viterra’s equity was approximately €4 billion. The company was classified as a discontinued operation in May 2005 and deconsolidated as of July 31, 2005. E.ON recorded a gain of just over €2.4 billion on the sale, which closed in August. The portion of Viterra’s 2005 and 2004 results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to €2,558 million and €294 million, respectively. In 2005, Viterra had revenues of €453 million. In 2006, E.ON recognized gains of €52 million resulting from adjustments of the purchase price and the partial release of a related provision. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other Activities.”

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

WKE operates the generating facilities of BREC, a power generation cooperative in western Kentucky, and a coal-fired facility owned by the city of Henderson, Kentucky, under a 25-year lease. In November 2005, E.ON U.S. entered into a letter of intent with BREC regarding a proposed transaction to terminate the lease and operational agreements among the parties and other related matters. The parties are in the process of negotiating definitive agreements regarding the transaction, the closing of which would be subject to the review and approval of various regulatory agencies and other interested parties. Subject to such contingencies, the parties are working on completing the proposed termination transaction during 2007. WKE’s results are classified as discontinued operations resulting in income from discontinued operations, net of income taxes of €64 million in 2006, and net losses of €162 million and €2 million in 2005 and 2004, respectively. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other.”

In February 2006, E.ON Nordic and Fortum signed an agreement providing for Fortum’s acquisition of E.ON Nordic’s entire 65.6 percent stake in E.ON Finland for a total of approximately €390 million. The transaction closed in June 2006, and E.ON Nordic recorded a gain of approximately €11 million on the sale. E.ON Finland was accounted for as discontinued operations from January 16, 2006 (the date on which a legal impediment to E.ON Nordic’s sale of the stake was removed) through the date of its disposal. The portion of E.ON Finland’s 2006 and 2005 results included in “Income (Loss) from discontinued operations, net” in E.ON’s Consolidated Statements of Income amounted to €11 million and €24 million, respectively. In 2006, E.ON Finland had revenues of €131 million. For further information, see “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other.”

The Consolidated Financial Statements and related notes thereto for the years ending December 31, 2006, 2005 and 2004, as well as the related notes thereto, have been reclassified to reflect the discontinued operations treatment outlined above. Operating results for discontinued operations through the disposal date, as well as the gains or losses from ultimate sale, are reported in “Income (Loss) from discontinued operations, net” in the Consolidated Statements of Income. The assets and liabilities of the business units which were classified as held for sale as of December 31, 2006 and 2005, but which were not yet sold as of the respective balance sheet date, are reported as “Assets of disposal groups” and “Liabilities of disposal groups,” respectively, in the respective Consolidated Balance Sheets. Cash flows from discontinued operations have been presented separately from the Consolidated Statements of Cash Flows for all periods presented.

For more information on the discontinued operations, including certain selected financial information, see Note 4 of the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of E.ON’s financial condition and results of operations are based on its Consolidated Financial Statements, which are prepared in accordance with U.S. GAAP and included in Item 18. The reported financial condition and results of operations of E.ON are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Certain of the Company’s significant accounting policies (as described in Note 2 of the Notes to Consolidated Financial Statements) require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be inherently uncertain and susceptible to change. Application of those policies and estimates and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing E.ON’s Consolidated Financial Statements and the discussions below in “— Results of Operations.”

Business Combinations

E.ON’s group strategy is to maximize the value of its portfolio of businesses through creating value from the convergence of European energy markets and of the electricity and gas value chains. Another element of that strategy is the improvement of the Group’s position in target markets through pursuing selective market investments. This strategy has resulted in E.ON completing a significant number of acquisitions in recent years, and E.ON can be expected to continue to make acquisitions in the future. E.ON’s acquisitions have been, and, as required, will continue to be, accounted for under the purchase method of accounting (the “purchase method”). Under the purchase method, an acquired company is recorded on E.ON’s balance sheet using the fair values of the acquired assets (tangible and intangible) and liabilities assumed as of the acquisition date.

The application of the purchase method requires a company to make certain estimates and judgments. One of the most significant estimates relates to the determination of the fair value of assets and liabilities acquired. E.ON determines the fair value based on the nature of the asset, generally consulting with an independent valuation expert in significant purchase price allocations. For example, marketable securities are valued at the market rate on the date of acquisition, while an independent appraisal is often obtained for inventory, land, buildings and equipment. The Company also assesses whether any significant intangible assets arise from contractual or other legal rights of the acquired entity or are separable from the acquired entity (i.e. capable of being sold). If any intangible assets are identified, the Company determines the value of these intangibles on the basis of estimated fair value, which is defined as the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Thus, quoted market prices in active markets are the most reliable measure of fair value. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the results of other valuation techniques. The determination of the useful lives of intangible assets and other long-lived assets are based upon the nature of the intangible, as well as the characteristics of the acquired business and the industry in which it operates. Any residual amount remaining after allocation of the purchase price to the fair value of all assets and liabilities acquired is goodwill.

Management utilizes certain assumptions and estimates believed to be reasonable in fair valuing assets and liabilities assumed in a business combination. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates used in valuing certain assets include, but are not limited to, future expected cash flows, discount rates, the useful life over which cash flows will occur, the acquired company’s market position and regulatory environment. Any changes in these underlying factors and assumptions may materially affect the Company’s financial position and net income.

Impairment of Assets

Goodwill and Intangible Assets not Subject to Amortization.  In accordance with SFAS 142, E.ON performs impairment tests for goodwill and indefinite-lived intangible assets at least on an annual basis, or more frequently if events or changes in circumstances indicate that these assets might be impaired. The first step to test goodwill for impairment requires E.ON to identify potential impairment situations by comparing the fair value of a reporting unit with its carrying value including goodwill. When determining the fair value of its reporting units, E.ON utilizes appropriate valuation techniques. Unless quoted market prices in active markets or prices for similar groups of net assets (such as a reporting unit) are available, the input data for the valuation is in principle based on the Company’s mid-term plan. In such cases, E.ON determines fair value of each reporting unit using estimated future cash flows for the reporting unit discounted by a weighted average cost of capital specific to that unit. Estimated cash flows are based on E.ON’s medium-term planning data for the next three years, and projections for the following years based on an expected growth rate based on industry and internal projections. The discount rates reflect any inflation in local cash flows and risks inherent to each reporting unit. Additionally, market comparables are analyzed to support the fair value determination as described above. Changes in the aforementioned assumptions and factors may materially affect the Company’s financial position and net income.

If the carrying value exceeds the fair value of a reporting unit, thus indicating a possible impairment, E.ON performs the second step of the impairment test, which requires E.ON to allocate the fair value to the assets and liabilities of the reporting unit using a methodology consistent with the application of the purchase method. Any excess of fair value of the reporting unit over the fair value of net assets is compared to the allocated goodwill as recorded. If the allocated goodwill exceeds the residual fair value, an impairment charge equal to the difference is recognized.

The impairment test for intangible assets with indefinite lives consists of a comparison of the fair value of the asset with its carrying value. The fair value is determined using a valuation technique consistent with the technique used to allocate value to assets when they are acquired in a business combination.

E.ON has designated the fourth quarter of its fiscal year for its annual impairment test for goodwill in order to coincide with its medium-term planning process. E.ON believes that this schedule ensures that the most current information available is used and provides consistency in methodology. In 2006, no impairment charges on goodwill and indefinite-lived intangible assets resulted from these impairment tests.

E.ON has goodwill totalling €15,124 million as of December 31, 2006, resulting from various significant acquisitions in recent years. Intangible assets not subject to amortization amounted to €992 million as of December 31, 2006. Future adverse changes in a reporting unit’s economic and regulatory environment could adversely affect both estimated future cash flows and discount rates and could result in impairment charges to goodwill and intangible assets not subject to amortization which could materially and adversely affect E.ON’s future financial position and net income.

Property, Plant and Equipment and Intangible Assets Subject to Amortization.  E.ON tests long-lived assets (including intangible assets subject to amortization) in accordance with SFAS 144 for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of the asset may not be recoverable, i.e. if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such evaluation indicates a potential impairment and neither quoted market prices in active markets nor prices for similar assets are available, E.ON uses discounted cash flows to measure fair value in determining the amount of these assets to be impaired. In 2006, E.ON recorded impairment charges totalling €409 million on property, plant and equipment and €45 million on intangible assets subject to amortization. A significant portion of the impairment on property, plant and equipment relates to the triggering event identified in connection with the ruling by the Federal Network Agency (BNetzA) on electricity and gas distribution network charges in Germany. This resulted in impairment charges totaling €227 million on long-lived assets within E.ON’s gas distribution activities. No impairment charges resulted from the impairment tests E.ON carried out for its electricity distribution operations. For additional information regarding the regulatory developments in 2006, see “Item 4. Information on the Company — Regulatory Environment.”

The assumptions and conditions used to determine recoverability reflect the Company’s best estimates and assumptions utilizing data currently available and are consistent with internal planning, but these items involve inherent uncertainties. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

Equity Method Investments, Other Share Investments and Available-for-Sale Securities.  Equity method investments and other share investments, as well as debt and equity securities that are within the scope of SFAS 115 are also subject to impairment review. E.ON records impairment charges in income when management believes such investment has experienced an other-than-temporary decline in fair value. The assessment of timing of when such declines become other than temporary and/or the amount of such impairment is a matter of significant judgment. Such judgment includes determining whether or not the Company has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value equal to (or exceeding) the cost of the investment. The regulatory, economic and technological environment of an investee and the general market condition of either the geographic area or the industry in which the investee operates are significant factors and areas of judgment used in making these determinations. Because the estimate for other-than-temporary impairment could change from period to period based upon future events that may or may not occur, E.ON considers this to be a critical accounting estimate.

In 2006, E.ON’s impairment reviews for equity method investments, other share investments and available-for-sale securities resulted in impairment charges amounting to €374 million, including €335 million in impairment charges on minority shareholdings with network operations due to the new regulation of network charges in Germany. Please also see Notes 11c, “Financial Assets”, and 15, “Current Securities and Fixed-Term Deposits”, of the Notes to Consolidated Financial Statements for additional information on unrealized losses attributable to available-for-sale securities.

Fair Value of Derivatives

As quoted market prices for certain derivatives used by E.ON are not readily available, the fair values of these derivatives have been calculated using common market valuation methods and value-influencing market data at the relevant balance sheet date as follows:

•	Currency, electricity, gas, oil and coal forward contracts, swaps and emission rights derivatives are valued separately at future rates or market prices as of the balance sheet date. The fair values of spot and forward contracts are based on spot prices that consider forward premiums or discounts from quoted prices in the relevant markets.

•	Market prices for currency, electricity and gas options are obtained using standard option pricing models commonly used in the market. The fair values of caps, floors and collars are determined on the basis of quoted market prices or on calculations based on option pricing models.

•	The fair values of existing instruments to hedge interest rate risk are determined by discounting future cash flows using market interest rates over the remaining term of the instrument. Discounted cash values are determined for interest rate, cross-currency and cross-currency/interest rate swaps for each individual transaction as of the balance sheet date. Interest income is considered with an effect on current results at the date of payment or accrual.

•	Equity forwards are valued on the basis of the stock prices of the underlying equities, taking into consideration any financing components.

•	Exchange-traded energy future and option contracts are valued individually at daily settlement prices determined on the futures markets that are published by their respective clearing houses. Initial margins paid are disclosed under other assets. Variation margins received or paid during the term of such contracts are stated under other liabilities or other assets, respectively, and are accounted for with an impact on earnings at settlement or realization.

•	Certain long-term commodity contracts are valued by the use of internal models that use fundamental data and take into account individual contract details and variables.

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

Gas Contracts

The market units enter into gas purchase and sale contracts in connection with their distribution, sale and retail activities, as well as long-term gas purchase contracts for E.ON Ruhrgas’ gas supplies and for certain subsidiaries of E.ON Energie, E.ON Sverige and the operation of E.ON UK’s generation plants. Contracts providing for physical delivery in Germany or Sweden are currently accounted for as contracts outside the scope of SFAS 133, as no functioning natural gas market mechanism or spot market exists in Germany and Sweden which would allow the Company to classify gas as readily convertible to cash. In the future, it is possible that a functioning market mechanism or spot market for natural gas could emerge, resulting in a need to reassess the German and Swedish contracts for derivatives under SFAS 133. If any such reassessment resulted in contracts being accounted for as derivatives under SFAS 133, the impact on future operating results could be significant. Within the U.K. market, a number of non-standard gas contracts at E.ON UK have been marked to market since 2003 following the implementation of Derivatives Implementation Group Issue C-20.

Deferred Taxes

E.ON has significant deferred tax assets and liabilities totalling €1,857 million and €7,913 million as of December 31, 2006, respectively, which are expected to be realized through the statement of income over extended periods of time in the future. Based on the Company’s past performance and the expectations of similar performance in the future, it is expected that the future taxable income will more likely than not be sufficient to permit recognition of their deferred tax assets. As of December 31, 2006, a valuation allowance has been established totalling €434 million for that portion of the deferred tax assets for which this criterion is not expected to be met. Determining the valuation allowance requires significant management judgments and assumptions. In determining the valuation allowance, E.ON uses historical and forecasted future operating results, based upon approved mid-term plans, including a review of the eligible carryforward periods, tax planning opportunities and other relevant considerations. Each quarter, E.ON reevaluates E.ON’s estimate related to the valuation allowance, including E.ON’s assumptions about future profitability. In calculating the deferred tax items, E.ON is required to make certain assumptions and estimates regarding the future tax consequences attributable to differences between the carrying amounts of assets and liabilities as recorded in the Consolidated Financial Statements and their tax basis. Significant assumptions made include the expectation that: (1) future operating performance for subsidiaries will be consistent with historical operating results; (2) recoverability periods for tax credits and net operating loss carryforwards will not change; (3) undistributed earnings of foreign investments have been permanently reinvested; (4) net operating losses for which E.ON has not provided a valuation allowance will more likely than not be recovered through future taxable income; and (5) existing tax laws and rates to which E.ON is subject in various tax jurisdictions will remain unchanged into the foreseeable future. E.ON believes that it has used prudent assumptions and feasible tax planning strategies in developing its deferred tax balances; however, any changes to the facts and circumstances underlying its assumptions could cause significant changes in the deferred tax balances and resulting volatility in its net income.

Nuclear Waste Management

Germany.  German law requires nuclear power plant operators to establish sufficient provisions for financial obligations that arise from the use of nuclear power. The provisions established by E.ON for its German nuclear power plants have been determined based on industry-wide used data prepared by German governmental authorities and qualified parties. Actual results may differ from the assumptions utilized by E.ON to estimate the fair value of the obligation for nuclear waste management if the relevant regulatory requirements or underlying assumptions were to change.

Provisions for nuclear waste management for E.ON’s operations in Germany totalling €13,162 million as of December 31, 2006 comprise costs for the decommissioning of nuclear and non-nuclear plant components as well as for the disposal of spent nuclear fuel rods and operating waste.

The provisions are presented net of advance payments of €894 million in 2006. The advance payments are amounts prepaid to nuclear fuel reprocessors and other waste management companies, as well as to governmental authorities relating to the exploration/construction of final storage facilities.

The costs for nuclear plant decommissioning comprise expected costs for run-out operation, dismantling and removal of both the nuclear and non-nuclear portions of the plant and the storage of contaminated decommissioning waste. The expected decommissioning and storage costs are based on studies performed by external specialists and are updated regularly. As of December 31, 2006, E.ON Energie has a provision totalling €8,494 million for nuclear plant decommissioning.

For spent nuclear fuel rods, the provision totalling €4,211 million as of December 31, 2006 covers primarily:

•	on the one hand, the cost of return transportation and temporary storage of nuclear waste from the reprocessing (including interim storage containers, central temporary storage, conditioning and procurement of final storage containers) based primarily on existing contracts, and

•	on the other hand, costs of so-called “permanent storage” of used fuel rods which primarily include:

•	contractual costs for procuring intermediate containers and intermediate on-site storage on the plant premises, and

•	costs of transporting spent fuel rods to conditioning facilities, conditioning costs and costs for procuring permanent storage containers as determined by external studies.

The provisions for both nuclear plant decommissioning and for management of spent nuclear fuel rods also comprise the cost of final storage.

Management utilizes certain assumptions and estimates to calculate the fair value of the obligation for nuclear plant decommissioning and nuclear waste management. Any changes in the underlying data, the timing in the future that the corresponding costs will be incurred, as well as changes in regulatory requirements, may adversely affect the Company’s financial position and net income.

Sweden.  In Sweden, nuclear power plant operators are obliged to contribute cash to a fund managed by the governmental authorities. The amount of the contributions, as determined annually by governmental authorities, is based on the volume of electricity produced using nuclear power. Despite these contributions to the fund, nuclear power plant operators in Sweden will still be obligated to make additional contributions if actual costs for nuclear waste management and decommissioning exceed the government’s estimates and the amount available in the fund.

E.ON adopted SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”) as of January 1, 2003. SFAS 143 requires that asset retirement obligations be recorded at fair value on a company’s balance sheet. SFAS 143 changed the methodology for calculating the nuclear decommissioning accrual; however, the underlying data and key assumptions used as a basis for establishing the total costs of decommissioning remained consistent with that used in prior years.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board issued the following accounting pronouncements in 2006 and 2007, which became applicable or will become applicable to E.ON in 2006, 2007 and 2008:

•	SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115;

•	SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R);

•	FIN No. 48, Accounting for Uncertainty in Income Taxes;

•	SFAS No. 157, Fair Value Measurements; and

•	Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

For details of these pronouncements and their impact or expected impact on the Company’s results, see Note 2 of the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

E.ON’s sales in 2006 increased 24.4 percent to €64,197 million from €51,616 million in 2005 (in each case net of electricity and natural gas taxes). The increase was primarily attributable to €9,232 million higher electricity and gas sales at the Pan-European Gas and Central Europe market units and consolidation effects of €2,900 million. Net income decreased by 31.7 percent to €5,057 million in 2006 from €7,407 million in 2005, primarily reflecting lower income from discontinued operations partially offset by higher income from continuing operations, as described in more detail below. Cash provided by operating activities increased 9.9 percent to €7,194 million in 2006 from €6,544 million in 2005, with the increase being primarily attributable to increases at the Central Europe and U.K. market units, which were offset in part by a decline in the cash generated by Pan-European Gas.

In 2006, 56.1 percent of the Group’s total sales were to customers in Germany and 43.9 percent were to customers in other parts of the world, as compared with 59.8 percent and 40.2 percent in 2005, respectively.

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

BUSINESS SEGMENT INFORMATION

E.ON’s core energy business is divided into five regional market units (Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest), plus the Corporate Center. The lead company of each market unit reports directly to E.ON AG. E.ON’s financial reporting mirrors this structure, with each of the five market units and the results of the enhanced Corporate Center (including consolidation effects) constituting a separate segment for financial reporting purposes. E.ON also reports its only remaining telecommunications interest, a 50.1 percent stake in the Austrian mobile telecommunications network operator ONE GmbH (“ONE”), which is accounted for at equity in E.ON’s Consolidated Financial Statements, under Corporate Center. For the period between Degussa’s deconsolidation and E.ON’s disposal of its interest in July 2006, E.ON’s proportionate share of Degussa’s after-tax earnings continued to be presented outside of the core energy business as part of E.ON’s “Other Activities,” which is reported as a separate segment.

E.ON uses “adjusted EBIT” as the measure pursuant to which the Group evaluates the performance of its segments and allocates resources to them. Adjusted EBIT is an adjusted figure derived from income/(loss) from continuing operations (before intra-Group eliminations when presented on a segment basis) before income taxes and minority interests, excluding interest income. Adjustments include net book gains resulting from disposals, as well as cost-management and restructuring expenses and other non-operating earnings of an exceptional nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions and nuclear waste management is allocated to adjusted interest income. Management believes that adjusted EBIT is the most useful segment performance measure because it better depicts the performance of individual business units independent of changes in interest income and taxes. During the relevant periods, E.ON has used adjusted EBIT as its segment reporting measure in accordance with SFAS 131. However, on a consolidated Group basis, adjusted EBIT is considered a non-GAAP measure that must be reconciled to the most directly comparable GAAP measure. For a reconciliation of Group adjusted EBIT to net income for each of 2006, 2005 and 2004, see the table on page 146 below and the accompanying analyses on pages 148 to 150 and pages 161 to 162. For a reconciliation of adjusted EBIT to income (loss) from continuing operations before income taxes and minority interests for each of the three years, see Note 31 of the Notes to Consolidated Financial Statements. Adjusted EBIT should not be considered in isolation as a measure of E.ON’s profitability and should be considered in addition to, rather than as a substitute for the most directly comparable U.S. GAAP measures. In particular, there are material limitations associated with the use of Adjusted EBIT as compared with such U.S. GAAP measures, including the limitations inherent in E.ON’s determination of each of the adjustments noted above. E.ON seeks to compensate for those limitations by providing below a detailed reconciliation of adjusted EBIT to income from continuing operations before income taxes and minority interests and net income, the most directly comparable U.S. GAAP measures, as well as the more detailed textual analysis of year-on-year changes in the key components of each of the reconciling items appearing under the caption “E.ON Group — Reconciliation of Adjusted EBIT” for each of the relevant periods. As a result of these limitations and other factors, adjusted EBIT as used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

The following table sets forth sales and adjusted EBIT for each of E.ON’s business segments for 2006, 2005 and 2004 (in each case excluding the results of discontinued operations):

E.ON BUSINESS SEGMENT SALES AND ADJUSTED EBIT

	2006		2005		2004
		Adjusted		Adjusted		Adjusted
	Sales	EBIT	Sales	EBIT	Sales	EBIT
	(€ in millions)

Central Europe(1)	28,380	4,168	24,295	3,930	20,752	3,602
Pan-European Gas(2)(3)	24,987	2,106	17,914	1,536	13,227	1,344
U.K.	12,569	1,229	10,176	963	8,490	1,017
Nordic(2)(4)	3,204	619	3,213	766	3,094	661
U.S. Midwest(2)	1,947	391	2,045	365	1,718	354
Corporate Center(2)(5)	(3,328)	(416)	(1,502)	(399)	(792)	(338)

Core Energy Business	67,759	8,097	56,141	7,161	46,489	6,640
Other Activities(2)(6)	—	53	—	132	—	107

Total	67,759	8,150	56,141	7,293	46,489	6,747

(1)	Sales include energy taxes of €1,124 million in 2006, €1,049 million in 2005 and €1,051 million in 2004.

(2)	Excludes the sales and adjusted EBIT of certain activities now accounted for as discontinued operations. For more details, see “— Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

(3)	Sales include natural gas and electricity taxes of €2,061 million in 2006, €3,110 million in 2005 and €2,923 million in 2004.

(4)	Sales include electricity and natural gas taxes of €377 million in 2006, €382 million in 2005 and €376 million in 2004.

(5)	Includes primarily the parent company and effects from consolidation (including the elimination of intersegment sales), as well as the results of its remaining telecommunications interests, as explained above. Sales between companies in the same market unit are eliminated in calculating sales on the market unit level.

(6)	Includes adjusted EBIT of Degussa.

Reconciliation of Adjusted EBIT.  As noted above, E.ON uses adjusted EBIT as its segment reporting measure in accordance with SFAS 131. On a consolidated Group basis, adjusted EBIT is considered a non-GAAP measure that must be reconciled to the most directly comparable GAAP measure. A reconciliation of Group adjusted EBIT to net income for each of 2006, 2005 and 2004 appears in the table below. The analysis below discusses changes in the principal components of each of the reconciling items to income (loss) from continuing operations before income taxes and minority interests. For additional details, see Note 31 of the Notes to Consolidated Financial Statements and the analyses on pages 148 to 150 and 161 to 162.

	2006	2005	2004
	(€ in millions)

Adjusted EBIT	8,150	7,293	6,747
Adjusted interest income, net	(1,081)	(1,027)	(1,032)
Net book gains	1,205	491	589
Cost-management and restructuring expenses	—	(29)	(100)
Other non-operating results	(3,141)	424	128

Income/(loss) from continuing operations before income taxes and minority interests	5,133	7,152	6,332
Income taxes	323	(2,261)	(1,852)
Minority interests	(526)	(536)	(469)

Income/(loss) from continuing operations	4,930	4,355	4,011
Income/(loss) from discontinued operations	127	3,059	328
Cumulative effect of change in accounting principles	—	(7)	—

Net income	5,057	7,407	4,339

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

E.ON Group

E.ON’s sales in 2006 increased 24.4 percent to €64,197 million from €51,616 million in 2005 (in each case net of electricity and natural gas taxes). As noted above, the increase was primarily attributable to higher electricity and gas sales at the Pan-European Gas and Central Europe market units. As illustrated in the table on the previous page, the overall increase in the Group’s sales also reflected an increase in sales at the Central Europe, Pan-European Gas and U.K. market units, which more than offset decreases at the Nordic and U.S. Midwest market units and the Corporate Center.

Sales of the Central Europe market unit increased 16.8 percent in 2006 to €28,380 million (including €1,124 million of electricity taxes) from €24,295 million (including €1,049 million of electricity taxes) in 2005.

Pan-European Gas’ sales increased by 39.5 percent to €24,987 million (including €2,061 million of natural gas and electricity taxes) in 2006 from €17,914 million (including €3,110 million of natural gas and electricity taxes) in 2005. Sales of the U.K. market unit increased by 23.5 percent, amounting to €12,569 million in 2006 as compared to €10,176 million in 2005. Nordic’s sales decreased by 0.3 percent to €3,204 million (including €377 million of electricity and natural gas taxes) from €3,213 million (including €382 million of electricity and natural gas taxes) in 2005. Sales of the U.S. Midwest market unit decreased by 4.8 percent in 2006 to €1,947 million compared with €2,045 million in 2005. The elimination of intersegment sales at the Corporate Center resulted in the segment reporting negative sales of €1,502 million in 2005 and negative sales of €3,328 million in 2006. The sales of each of these segments are discussed in more detail below.

Total cost of goods sold and services provided in 2006 increased 28.8 percent or €11,701 million to €52,304 million compared with €40,603 million in 2005, with increases at the Pan-European Gas market unit (€7,373 million), primarily reflecting the effect of higher gas prices, and at the Central Europe market unit (€4,379 million). Purchases of electricity from third parties and the purchase of significantly higher volumes of electricity generated from renewable resources, as well as price-related increased procurement costs for gas increased costs of goods sold at the Central Europe market unit by approximately €2,480 million, while consolidation effects were responsible for approximately €880 million of the increase. The overall increase also reflected higher costs at the U.K. market unit (€1,766 million). These effects were partially offset by lower cost of goods sold and services provided at the Corporate Center (€1,836 million), reflecting consolidation effects recorded at the Corporate Center level mainly as a result of higher intergroup sales from the Pan-European Gas market unit to the U.K. market unit. Cost of goods sold as a percentage of revenues (net of electricity and natural gas taxes) increased to 81.5 percent in 2006 from 78.7 percent in 2005, as the rate of increase of cost of goods sold and services provided was greater than that of sales. Gross profit nonetheless increased, rising by 8.0 percent to €11,893 million in 2006 from €11,013 million in 2005.

Selling expenses increased 12.9 percent or €496 million to €4,341 million in 2006, compared with €3,845 million in 2005. The increase reflected an overall increase of €299 million in selling expenses at the U.K. market unit as a result of the expansion of the sales force and impairments of intangible assets due to the rebranding of Powergen, at the Central Europe market unit (€135 million), primarily attributable to the consolidation effects involving Arena One, E.ON Moldova and the Bulgarian companies Varna and Gorna (€100 million) and IT-related expenses (€40 million), as well as at the Pan-European market unit (€83 million), primarily resulting from the first-time full-year consolidation of E.ON Gaz România.

General and administrative expenses increased by €258 million, amounting to €1,774 million in 2006 compared with €1,516 million in 2005. The 17.0 percent increase reflected increases at the U.K. market unit (€190 million), primarily due to higher headcount, at the Central Europe market unit (€126 million) mainly resulting from consolidation effects (approximately €60 million) and an increase in purchased services from third parties (about €20 million), and at the Pan-European Gas market unit (€80 million), also reflecting the first full year consolidation of several new shareholdings. These effects were partially offset by lower general and administrative expenses at the Corporate Center (€128 million), reflecting consolidation effects.

Other operating income (expenses), net equalled expenses of €848 million in 2006 as compared to income of €1,674 million in 2005. The significant change in this line item was primarily attributable to net gains/losses on derivative instruments, which generated expenses of €2,748 million in 2006, compared to income of €931 million in 2005, in part reflecting a decrease in the market value of derivatives at E.ON UK. In addition, net income arising from exchange rate differences of €44 million in 2006 was lower than the corresponding net income of €138 million in 2005. These negative effects were partially offset by higher net book gains on the disposal of investments and increased miscellaneous other net operating income. Net book gains on the disposal of investments increased by €545 million year on year, amounting to €579 million in 2006, compared with €34 million in 2005. The 2006 figure primarily included the gain from the forward sale of the stake in Degussa (€376 million). Miscellaneous other operating income (expenses), net rose by €733 million, amounting to net income of €1,297 million in 2006, as compared with net income of €564 million in 2005. For 2006, this line item also reflects gains from the derecognition of institutional securities funds as part of the transfer to the Contractual Trust Arrangement (“CTA”) in the amount of €159 million. In 2006, a SAB 51 gain of €7 million related to the sale of shares of E.ON Avacon, compared with €31 million in 2005.

Financial earnings increased by €377 million, resulting in a gain of €203 million in 2006 compared with a loss of €174 million in 2005. The increase was primarily attributable to higher income from companies accounted for under the equity method of €403 million and lower interest expenses of €49 million, which were partly offset by higher depreciation on securities and share investments (€90 million). For additional information, see Note 6 of the Notes to Consolidated Financial Statements.

As a result of the factors described above, income (loss) from continuing operations before income taxes and minority interests decreased by 28.2 percent or €2,019 million to €5,133 million in 2006, as compared with €7,152 million in 2005.

In 2006, E.ON recorded an income tax benefit of €323 million, as compared to a tax expense of €2,261 million in 2005. This change was primarily attributable to the change in the German corporate income tax act with regard to corporate tax credits arising from the former corporate imputation system which led to a tax credit of €1.3 billion. In addition, deferred tax income in the amount of approximately €1.2 billion resulted primarily from losses in the market valuation of energy derivatives. For additional information, see Note 7 of the Notes to Consolidated Financial Statements.

Income attributable to minority interests, and therefore deducted in the calculation of net income, was €526 million in 2006, as compared to €536 million in 2005.

Results from discontinued operations increased net income by €127 million in 2006, as compared to a contribution to net income of €3,059 million in 2005. The significant decrease reflected the very significant gains on the disposal of Viterra and Ruhrgas Industries recorded in 2005. For details, see Note 4 of the Notes to Consolidated Financial Statements. The Group’s net income decreased 31.7 percent, totaling €5,057 million in 2006, compared with €7,407 million in 2005. Excluding the results of discontinued operations, E.ON would have recorded net income of €4,930 million in 2006, as compared to net income of €4,355 million in 2005.

Reconciliation of Adjusted EBIT.  As noted above, E.ON uses adjusted EBIT as its segment reporting measure in accordance with SFAS 131. On a consolidated Group basis, adjusted EBIT is considered a non-GAAP measure that must be reconciled to the most directly comparable GAAP measure. A reconciliation of Group adjusted EBIT to net income for each of 2006, 2005 and 2004 appears in the table on page 146. The following paragraphs discuss changes in the principal components of each of the reconciling items to income (loss) from continuing operations before income taxes and minority interests. For additional details, see Note 31 of the Notes to Consolidated Financial Statements.

On a consolidated Group basis, adjusted EBIT increased by 12.0 percent to €8,150 million in 2006, as compared with €7,293 million in 2005.

As detailed in the table below, adjusted interest income, net, amounted to an expense of €1,081 million in 2006 as compared to an expense of €1,027 million in 2005. The interest portion of long-term provisions deducted in the calculation was €389 million, as compared to €252 million in 2005, reflecting higher interest expenses for nuclear waste management (€220 million) that were partially offset by lower interest expenses for pensions at the Central Europe and Pan-European Gas market units, as well as the Corporate Center. Non-operating interest income, net, amounted to income of €5 million in 2006 as compared with income of €39 million in 2005. In 2006, non-operating interest income primarily reflected higher interest charges related to derivatives in the U.K. market unit that were partially offset by higher interest income at the Central Europe market unit and the Corporate Center. In 2005, non-operating interest income primarily reflected the termination of an interest provision (€32 million).

	2006	2005
	(€ in millions)

Interest income and similar expenses (net) as shown in Note 6 of the Notes to Consolidated Financial Statements	(687)	(736)
(+) Non-operating interest income, net(1)	(5)	(39)
(–) Interest portion of long-term provisions	389	252

Adjusted interest income, net	(1,081)	(1,027)

(1)	This net figure is calculated by adding in non-operating interest expense and subtracting non-operating interest income.

Net book gains as used in the reconciliation of adjusted EBIT more than doubled in 2006, increasing by €714 million from €491 million in 2005 to €1,205 million. In 2006, net book gains primarily resulted from the sale of funds invested in securities held by the Central Europe market unit (€619 million) and the Degussa transaction (€376 million). In 2005, net book gains primarily resulted from the sale of other securities held by the Central Europe market unit (€371 million). In addition, the Central Europe market unit realized a gain on disposal of €90 million from the transfer of shares in TEAG. These book gains are calculated on a more inclusive basis than those discussed above in the analysis of other operating income (expenses), net. These gains generally include all gains and losses from the disposal of financial assets and results of deconsolidation, both net of expenses directly linked with the relevant disposal. They also include book gains and losses realized by equity investees, which are included in the income statement as a component of financial earnings.

Cost-management and restructuring expenses did not occur in 2006, compared with €29 million in 2005. In 2005, the principal expenses contributing to this item were restructuring costs of €18 million at the U.K. market unit, mainly attributable to the integration of Midlands Electricity, and restructuring costs of €11 million at the Central Europe market unit, primarily due to the merger of GVT and TEAG into ETE.

The amount reported as other non-operating results amounted to an expense of €3,141 million in 2006, as compared to income of €424 million in 2005. The total of 2006 primarily reflected the fulfilment of derivative gas procurement contracts and the marking to market of derivatives (€2,729 million), particularly at the U.K. market unit. The 2006 result also reflected a total of €548 million in impairment charges. Following the BNetzA’s reduction of allowable network charges, E.ON conducted impairment tests on E.ON’s network assets and shareholdings in municipal distribution network operators. As a result, E.ON recorded impairment charges totaling €374 million in its gas distribution businesses. Of this total, €266 million relate to the Central Europe market unit, with €227 million relating to its own gas distribution networks and the remaining €39 million to minority shareholdings. The remaining impairment loss of €108 million was recorded on other shareholdings at the Pan-European Gas market unit. Impairment tests on E.ON Energie’s electricity transmission and distribution networks did not lead to any impairment losses. Further impairments relate to CHP generation assets at the U.K. market unit (€35 million), as well as intangible and tangible assets at the Pan-European Gas, U.K. and Nordic market units (totaling €139 million). The impact of these impairments was partially offset by effects from the first-time consolidation of VKE at the Central Europe market unit, which add up to €83 million. In 2005, other non-operating earnings positively reflected unrealized gains from the required marking to market of derivatives under SFAS 133 (€1.2 billion), primarily at the U.K. market unit. This positive effect on this item was partially offset by the impact of an impairment charge that Degussa took as of December 31, 2005. Degussa recorded an impairment charge of approximately €836 million (before taxes) in its Fine Chemicals business unit due to significant changes in market conditions. As a result of this impairment, E.ON recorded a loss of approximately €347 million attributable to its direct 42.9 percent shareholding in Degussa. Additional offsetting effects on other non-operating earnings were storm-related costs for rebuilding of the distribution grid and compensating customers of approximately €140 million at the Nordic market unit, impairments recorded at cogeneration facilities in the U.K. market unit (€129 million), and an adjustment of deferred taxes (€96 million) made at an equity holding of the Corporate Center.

Central Europe

For financial reporting purposes, the Central Europe market unit comprises four business units: Central Europe West Power, Central Europe West Gas, Central Europe East and Other/Consolidation. The Central Europe West Power business unit reflects the results of the conventional (including waste incineration), nuclear and hydroelectric generation businesses, transmission of electricity, the regional distribution of power and the retail electricity business in Germany, as well as its trading business. In addition, Central Europe West Power also includes the results of E.ON Benelux, which operates power generation, district heating and gas and electricity retail businesses in the Netherlands. The Central Europe West Gas business unit reflects the results of the regional distribution of gas and the gas retail business in Germany. The Central Europe East business unit primarily includes the results of the regional distribution companies in Bulgaria, the Czech Republic, Hungary, Romania and Slovakia (with the Slovak activities being valued under the equity method given E.ON Energie’s minority interest). Other/Consolidation primarily includes the results of E.ON Energie’s business in Italy, other national and international shareholdings, service companies and E.ON Energie AG, as well as intrasegment consolidation effects.

Total sales of the Central Europe market unit increased by 16.8 percent to €28,380 million (including €1,124 million of energy taxes and €686 million in intersegment sales) in 2006, compared with a total of €24,295 million (including €1,049 million of energy taxes and €248 million in intersegment sales) in 2005. The overall increase of €4,085 million reflected higher sales at each of Central Europe’s business units, as described in more detail below.

The following table sets forth the sales of each business unit in the Central Europe market unit in each of the last two years, in each case excluding energy taxes:

SALES OF CENTRAL EUROPE MARKET UNIT

			Percent
	2006	2005	Change
	(€ in millions)

Central Europe West Power	18,885	16,945	+11.4
Central Europe West Gas	4,371	3,463	+26.2
Central Europe East	3,469	2,618	+32.5
Other/Consolidation	531	220	+141.4

Total	27,256	23,246	+17.3

Sales of the Central Europe West Power business unit increased by €1,940 million or 11.4 percent from €16,945 million in 2005 to €18,885 million in 2006. The rise was primarily attributable to higher electricity prices resulting from the global rise in raw material and energy prices (approximately €1,280 million) as well as to an increase in the sale of electricity produced from renewable resources (approximately €670 million), as the volume of such energy, which E.ON Energie is required to purchase under regulatory requirements, increased in 2006. An increase in the volume of electricity sold (€400 million) also contributed to the increase in sales. These positive impacts were offset in part by the negative effect of the new regulations applicable to network charges in Germany (approximately €580 million).

Sales of the Central Europe West Gas business unit rose by 26.2 percent from €3,463 million in 2005 to €4,371 million in 2006, with the increase of €908 million primarily reflecting higher gas prices (approximately

€720 million) as well as the first-time full-year consolidation of GVT (approximately €205 million). These positive factors were offset in part by the negative effect of the new regulation applicable to network charges in Germany (approximately €60 million).

Sales of the Central Europe East business unit increased by 32.5 percent or €851 million, from €2,618 million in 2005 to €3,469 million in 2006, with the increase primarily due to the first-time inclusion of full-year results from Hungarian gas companies which were consolidated as of April 2005, the Bulgarian companies Varna and Gorna Oryahovitza (consolidated as of March 2005), and the Romanian company E.ON Moldova (consolidated as of September 2005), as well as the first-time inclusion of two companies in the Czech Republic and one Hungarian company in 2006 (all of which increased revenues by an aggregate of approximately €560 million). The remainder mainly resulted from higher electricity prices in Hungary and the Czech Republic (approximately €190 million).

Sales of the Other/Consolidation business unit more than doubled, increasing by €311 million to €531 million in 2006, with the increase being primarily attributable to the consolidation effects involving E.ON IS UK (an IT services company), Arena One and Dalmine (an aggregate effect of €240 million).

Total power procured by the Central Europe market unit (excluding physically-settled trading activities) rose 3.6 percent to 281.2 billion kWh in 2006, compared with 271.3 billion kWh in 2005. The increase was primarily attributable to an increase in power procured from third parties and the own production of power. E.ON Energie’s own production of power increased by 1.7 percent from 129.1 billion kWh in 2005 to 131.3 billion kWh in 2006. E.ON Energie produced approximately 47 percent of its power requirements in 2006, compared with approximately 48 percent in 2005. Compared with 2005, electricity purchased from jointly operated power stations increased by 2.2 percent from 12.0 billion kWh to 12.3 billion kWh. Purchases of electricity from third parties increased by 5.7 percent, from 130.2 billion kWh in 2005 to 137.6 billion kWh in 2006, largely due to the first-time inclusion of a full year of results from the electricity distribution companies in Bulgaria and Romania (approximately 3.6 TWh), as well as the purchase of significantly higher volumes of electricity generated from renewable resources pursuant to Germany’s Renewable Energy Law (approximately 3.4 TWh).

In 2006, the Central Europe market unit contributed adjusted EBIT of €4,168 million, a 6.1 percent increase from a total of €3,930 million in 2005. The following table sets forth the adjusted EBIT of each business unit in the Central Europe market unit in each of the last two years:

ADJUSTED EBIT OF CENTRAL EUROPE MARKET UNIT

			Percent
	2006	2005	Change
	(€ in millions)

Central Europe West Power	3,550	3,389	+4.8
Central Europe West Gas	272	307	−11.4
Central Europe East	269	237	+13.5
Other/Consolidation	77	(3)	—

Total	4,168	3,930	+6.1

Adjusted EBIT at the Central Europe West Power business unit increased by €161 million from €3,389 million in 2005 to €3,550 million in 2006. This 4.8 percent increase was primarily attributable to higher wholesale electricity prices which could be passed on to customers (approximately €1,280 million), higher earnings from sale of shareholdings (approximately €130 million) and lower expenses for nuclear fuel management, primarily due to the absence of expenditures for nuclear operations taken in the prior year (€85 million). The positive effects of these factors on the business unit’s adjusted EBIT were partly offset by negative effects from the new regulation of network charges in Germany (approximately €580 million). Higher fuel costs (approximately €160 million), primarily reflecting significantly higher prices for hard coal and higher procurement costs (approximately €400 million) also reduced overall adjusted EBIT. Adjusted EBIT was also negatively affected by increased charges relating to earlier periods (approximately €170 million).

Adjusted EBIT of the Central Europe West Gas business unit decreased by 11.4 percent to €272 million in 2006, compared with €307 million in 2005. The lower result was a consequence of the impact of new regulation of network charges in Germany (approximately €60 million). The negative impact of the regulation could only partially be offset by the effect of the first-time inclusion of a full year of results from GVT (approximately €30 million).

The Central Europe East business unit contributed adjusted EBIT of €269 million in 2006, a 13.5 percent increase from €237 million in 2005, largely reflecting the inclusion of a full year of earnings from the regional distributors in Bulgaria, Hungary, and Romania acquired in 2005, as well as a positive contribution from the two newly acquired companies in the Czech Republic (together approximately €46 million). Higher procurement costs and weather related lower sales volumes in the Hungarian gas business reduced adjusted EBIT by approximately €10 million.

Central Europe’s Other/Consolidation business unit recorded an adjusted EBIT of €77 million in 2006 compared with an adjusted EBIT of negative €3 million in 2005. This positive change primarily resulted from higher income from realized hedging transactions (€106 million) and increased earnings from shareholdings (€37 million). Mainly intrasegment consolidation effects, re-evaluation of stock options owing to an increase in E.ON’s stock price, reduction of the interest rate for pensions and changes in the basis of consolidation reduced adjusted EBIT by an aggregate of €63 million.

Pan-European Gas

For financial reporting purposes, the Pan-European Gas market unit is divided into three business units: Up-/Midstream, Downstream Shareholdings and Other/Consolidation. The Up-/Midstream business unit reflects the results of the supply, transmission system, storage and sales businesses, with the midstream operations essentially including all of the supply and sales business other than exploration and production activities. The Downstream Shareholdings business unit reflects the results of ERI and Thüga. Other/Consolidation includes consolidation effects.

The results of the Downstream Shareholdings business unit have included the results of E.ON Gaz România since July 1, 2005 and the results of MOL’s gas trading and storage units (now E.ON Földgaz Trade and E.ON Földgaz Storage) since April 1, 2006. The results of the Up-/Midstream business unit include those of Caledonia (now E.ON Ruhrgas North Sea), which has been consolidated since November 1, 2005.

Total sales of the Pan-European Gas market unit increased by 39.5 percent to €24,987 million (including €2,061 million of natural gas and electricity taxes and €2,393 million in intersegment sales) in 2006, compared with a total of €17,914 million (including €3,110 million of natural gas and electricity taxes and €1,079 million in intersegment sales) in 2005. The increase was mainly attributable to higher average sales prices, higher sales volumes outside of Germany and consolidation effects. The decline in natural gas and electricity taxes is related to the new German energy taxation law which came into effect in August 2006 and provides that the tax is paid by distributors of gas rather than the importer.

The following table sets forth the sales of each business unit in the Pan-European Gas market unit (excluding natural gas and electricity taxes) in each of the last two years:

SALES OF PAN-EUROPEAN GAS MARKET UNIT

			Percent
	2006	2005	Change
	(€ in millions)

Up-/Midstream	18,868	13,380	+41.0
Downstream	4,773	1,848	+158.3
Other/Consolidation	(715)	(424)	−68.6

Total	22,926	14,804	+54.9

Sales in the Up-/Midstream business unit increased in 2006 by €5,488 million or 41.0 percent from €13,380 million to €18,868 million, with the increase being primarily attributable to the increase in average sales prices (approximately €4.6 billion) and higher sales volumes (from 690.2 billion kWh to 709.7 billion kWh) in the midstream activities. In the upstream business, sales increased in particular as a result of the first time full year inclusion of E.ON Ruhrgas North Sea (€163 million), which was acquired in November 2005, and the increase of sales prices at E.ON Ruhrgas Norge and E.ON Ruhrgas UK (€43 million).

In the Downstream Shareholdings business unit, sales more than doubled, increasing by €2,925 million to €4,773 million in 2006 compared with €1,848 million in 2005. The main reason for the change was an increase in sales in ERI’s downstream operations (€2,801 million), particularly the impact of the first-time consolidation of E.ON Földgaz Trade and E.ON Földgaz Storage following their consolidation in April (€1,943 million) and the first time inclusion of a full year of results from E.ON Gaz România (€585 million). The overall figure also reflected an increase in sales of €125 million at Thüga’s downstream operations, mainly reflecting a rise in gas sales as a consequence of higher average gas prices (€161 million), the impact of which was partially offset by the impact of regulatory changes in Italy and Germany (€46 million).

The total volume of gas sold by E.ON Ruhrgas’ midstream operations increased by 2.8 percent to 709.7 billion kWh in 2006 from 690.2 billion kWh in 2005. Sales to domestic distributors decreased by 1.5 percent from 323.7 billion kWh to 318.7 billion kWh. Sales to domestic municipal utilities increased by 1.4 percent from 160.9 billion kWh to 163.1 billion kWh. E.ON Ruhrgas sold 67.6 billion kWh of gas to domestic industrial customers, a decrease of 4.0 percent from 70.4 billion kWh in 2005. Exports reached 160.3 billion kWh in 2006, a 18.6 percent increase from 135.2 billion kWh in 2005, primarily resulting from increased trading activities in the U.K. E.ON Ruhrgas purchased approximately 84.4 percent of its gas supplies from outside Germany and approximately 15.6 percent from German producers in 2006, compared with 84.5 percent and 15.5 percent, respectively, in 2005. In the Downstream Shareholdings business unit, total gas sales volumes more than doubled, rising from 69.0 billion kWh in 2005 to 175.1 billion kWh in 2006. Thüga increased its sales volumes by 2.7 percent to 23.1 billion kWh from 22.5 billion kWh. Sales volumes at ERI more than tripled to 152.0 billion kWh from 46.5 billion kWh in 2005, largely due to the first time inclusion of a full year of results from E.ON Gaz România and the inclusion of E.ON Földgaz since April 2006.

Adjusted EBIT of the Pan-European Gas market unit increased by 37.1 percent to €2,106 million in 2006 from €1,536 million in 2005. The rise in adjusted EBIT reflected positive results in the Up-/Midstream business unit, which were only partly offset by lower results in the Downstream Shareholdings business unit, as described in more detail below.

The following table sets forth the adjusted EBIT of each business unit in the Pan-European Gas market unit in each of the last two years:

ADJUSTED EBIT OF PAN-EUROPEAN GAS MARKET UNIT

			Percent
	2006	2005	Change
	(€ in millions)

Up-/Midstream	1,684	988	+70.4
Downstream Shareholdings	431	551	−21.8
Other/Consolidation	(9)	(3)	−200.0

Total	2,106	1,536	+37.1

Adjusted EBIT in the Up-/Midstream business unit increased by €696 million or 70.4 percent from €988 million in 2005 to €1,684 million in 2006. The €25 million increase in adjusted EBIT at the upstream activities primarily reflected continued high oil and natural gas prices. These higher oil and gas prices led to improvements in adjusted EBIT of E.ON Ruhrgas UK and E.ON Ruhrgas Norge, whereas the positive effect of the first time inclusion of a full year of results from E.ON Ruhrgas North Sea was more than offset by the impact of reductions in expected production from certain gas fields. Adjusted EBIT in the midstream activities increased by €671 million, primarily due to the positive impact of the time lag effect in adjusting purchase prices, which had a negative impact last year (€699 million). Furthermore, the settlement of proprietary trading transactions at maturity contributed €195 million to the increase. The positive impact of these factors on the adjusted EBIT of the midstream activities was partially offset by a lower contribution from commodity derivatives (€66 million) as well as the combination of higher transportation fees and the fact that the 2005 result had benefited from the recalculation of fees for the usage of gas pipes (€87 million).

In the Downstream Shareholdings business unit, adjusted EBIT decreased by €120 million or 21.8 percent to €431 million in 2006 from €551 million in 2005. The decrease in adjusted EBIT was primarily attributable to the new regulation of network charges in Germany which led to impairments of certain Thüga shareholdings totaling €188 million, as well as to the establishment of provisions for the obligation to refund to network customers the difference between network charges originally assessed and those finally approved (€34 million). Furthermore, E.ON Földgaz Trade, which operates in Hungary’s regulated gas market, negatively impacted the Downstream Shareholding’s adjusted EBIT due to a delay in the approval of tariffs allowing it to recoup higher procurement costs (€78 million). These negative effects were partially offset by higher net earnings at other equity investments (€94 million), the inclusion of the results of E.ON Gaz România for the entire year of 2006 as compared to only six months in 2005 (€41 million) and the first-time inclusion of the results of E.ON Földgaz Storage (€31 million).

U.K.

From the beginning of 2006, E.ON UK re-allocated costs relating to the business services unit (facilities, IT and other shared services), which had been recorded under Other/Consolidation, to the Non-regulated Business to reflect this unit’s use of such services. The Regulated Business already incurred a charge for these services. The 2005 results included below have been recalculated on the same basis to facilitate a comparison. In addition, the Energy Services business, most of which was included in the Regulated Business in prior years, has been included in the Non-regulated Business since the beginning of 2006, reflecting the unit’s revised strategic objectives.

Total sales of the U.K. market unit in 2006 increased by 23.5 percent to €12,569 million (including €163 million in intersegment sales) from €10,176 million (including €74 million in intersegment sales) in 2005, primarily as a result of increased sales in the Non-regulated Business, as explained in more detail below.

The following table sets forth the sales of each business unit in the U.K. market unit in each of the last two years:

SALES OF U.K. MARKET UNIT

			Percent
	2006	2005	Change
	(€ in millions)

Non-regulated Business	12,081	9,553	+26.5
Regulated Business	856	813	+5.3
Other/Consolidation	(368)	(190)	−93.7

Total	12,569	10,176	+23.5

Sales in the Non-regulated Business, which is primarily comprised of the energy wholesale (generation and trading), retail and the energy services businesses in the U.K., increased by €2,528 million from €9,553 million in 2005 to €12,081 million in 2006. This 26.5 percent increase was primarily attributable to higher retail prices driven by higher energy prices, the effects of which were partially offset by lower volumes resulting from warmer weather and changes in consumer behavior (€1,271 million) and higher sales in the wholesale market reflecting both higher energy prices and increased market sales volumes (€986 million).

Sales in the Regulated Business, which is primarily comprised of the U.K. distribution operations, increased to €856 million in 2006 from €813 million in 2005. The sales increase of €43 million, or 5.3 percent, was principally attributable to tariff changes.

Sales attributed to the Other/Consolidation business unit consist almost entirely of the elimination of intrasegment sales and had a negative impact on sales of €368 million in 2006, as compared to a negative impact of €190 million in 2005.

The volume of electricity sold by the U.K. market unit decreased by 1.2 billion kWh or 1.6 percent to 73.8 billion kWh, as compared with 75.0 billion kWh in 2005. Market sales associated with trading operations increased by 2.1 billion kWh or 13.8 percent to 17.5 billion kWh and mass market sales increased by 0.6 billion kWh or 1.6 percent to 37.9 billion kWh, while those to industrial and commercial customers decreased by 3.9 billion kWh or 17.6 percent to 18.4 billion kWh, reflecting the market unit’s focus in this segment on securing margins rather than volume. The decrease in sales was reflected in the volume of own production and power purchased from outside sources. Own production decreased by 1.4 billion kWh or 3.7 percent from 37.3 billion kWh in 2005 to 35.9 billion kWh in 2006, primarily due to the unplanned outage at Ratcliffe power station. Power purchased from other suppliers decreased by 1.1 billion kWh or 2.8 percent to 38.1 billion kWh from 39.2 billion kWh, reflecting lower sales to industrial and commercial customers. The volume of power purchased from power stations in which E.ON UK has an interest of 50 percent or less increased by 0.1 billion kWh or 16.6 percent. Gas sales increased by 11.5 billion kWh or 6.3 percent from 182.5 billion kWh in 2005 to 194.0 billion kWh in 2006, with the increase reflecting higher market sales (20.9 billion kWh), offset in part by lower sales to industrial and commercial customers (3.9 billion kWh), lower sales to retail mass market customers (3.8 billion kWh), as well as a decrease in gas used for the market unit’s own generation (1.7 billion kWh). E.ON UK satisfied its increased need for gas through an increase of 17.0 billion kWh or 12.7 percent in market purchases, while the volume of gas being sourced under long-term gas supply contracts decreased by 5.5 billion kWh or 11.4 percent from 48.4 billion kWh in 2005 to 42.9 billion kWh in 2006.

Adjusted EBIT at the U.K. market unit increased by €266 million or 27.6 percent from €963 million in 2005 to €1,229 million in 2006, reflecting an increase at each of the Non-regulated Business and the Regulated Business, partially offset by lower results at Other/Consolidation, as described in more detail below.

The following table sets forth the adjusted EBIT of each business unit in the U.K. market unit in each of the last two years:

ADJUSTED EBIT OF U.K. MARKET UNIT

			Percent
	2006	2005	Change
	(€ in millions)

Non-regulated Business	869	540	+60.9
Regulated Business	488	452	+8.0
Other/Consolidation	(128)	(29)	−341.4

Total	1,229	963	+27.6

The Non-regulated Business contributed adjusted EBIT of €869 million in 2006. This €329 million or 60.9 percent increase from €540 million in 2005 mainly resulted from the combination of higher margins at the coal fired power stations, higher retail prices and profit and cost saving initiatives implemented after the disappointing results of the first quarter (€1,627 million), which were partially offset by higher commodity costs in 2006 (€1,127 million) as well as the fact that the 2005 results reflected a benefit of €45 million relating to the integration of previously outsourced customer service activities.

The Regulated Business increased its adjusted EBIT from €452 million in 2005 to €488 million in 2006. The 8.0 percent or €36 million increase was almost entirely attributable to tariff changes and cost improvements.

The contribution of the Other/Consolidation business unit to adjusted EBIT, which is structurally negative due to the combination of intercompany eliminations and costs of the E.ON UK corporate center, was negative €128 million in 2006, as compared with negative €29 million in 2005. The change was primarily attributable to foreign exchange hedging impacts (€19 million), higher pension costs (€18 million) and central costs to support a growing business (€9 million).

Nordic

Total sales of the Nordic market unit remained essentially stable in 2006, amounting to €3,204 million (including €377 million of electricity and natural gas taxes and €86 million in intersegment sales) compared to €3,213 million (including €382 million of electricity and natural gas taxes and €102 million in intersegment sales) in 2005. Sales decreased in both the Non-regulated Business and the Regulated Business units. This was offset by a positive development in Other/Consolidation, as described in more detail below.

As noted above, the Nordic market unit adopted a new business unit structure following the disposition of E.ON Finland, with its operating units split between the Non-regulated Business and the Regulated Business. In addition, the gas business has been undergoing structural changes since 2005. Following the deregulation of the Swedish gas market, the gas trading and retail businesses were moved from the distribution company to the respective trading and retail companies in the E.ON Sverige group. Since January 2006, the trading and retail businesses are included in the business unit “Non-regulated Business”, whereas the gas distribution business remains in the business unit “Regulated”. This re-allocation affects the year-on-year comparison of sales and adjusted EBIT for both the Regulated Business unit and the Non-regulated Business unit.

The following table sets forth the sales of each business unit in the Nordic market unit in each of the last two years, in each case excluding electricity and natural gas taxes:

SALES OF NORDIC MARKET UNIT

			Percent
	2006	2005	Change
	(€ in millions)

Non-regulated Business	2,119	2,247	−5.7
Regulated Business	725	850	−14.7
Other/Consolidation	(17)	(266)	+93.6

Total	2,827	2,831	—

Sales in the Non-regulated Business unit, which includes power generation, retail, trading, heat and services operations decreased by €128 million or 5.7 percent from €2,247 million to €2,119 million, driven by lower volumes in hydro and nuclear power generation following significantly lower hydro reservoir inflow in the first three quarters of 2006 and the temporary shutdown of several nuclear plants.

Sales in the Regulated Business unit, which includes electricity distribution, as well as gas transmission, distribution and storage, decreased from €850 million to €725 million. This €125 million or 14.7 percent decrease was mainly attributable to the reorganization of gas trading activities from the Regulated Business unit to the Non-regulated Business unit in 2006 noted above.

Sales attributed to the Other/Consolidation business unit consists almost entirely of the elimination of intrasegment sales and had a negative impact on sales of €17 million in 2006, as compared to a negative impact of €266 million in 2005. The significant decrease of intersegment sales in 2006 compared to 2005 primarily reflects the impact of the re-allocation of the gas trading and retail businesses to the Non-regulated Business and the fact that the 2005 results had included a higher volume of maintenance services provided to the Non-regulated Business following the severe storm in January 2005. Notably, the hydropower assets sold to Statkraft in October 2005 were included in the Other/Consolidation business unit and contributed to the results until their disposal. This partly offset the negative impact on sales coming from the Other/Consolidation business unit in 2005.

Total power supplied by E.ON Nordic (excluding physically settled trading activities) decreased by 11.5 percent to 40.6 billion kWh in 2006, compared with 45.9 billion kWh in 2005. The decrease of 5.3 billion kWh reflected a reduction in the volume of power sold to sales partners/Nord Pool by 19.6 percent from 26.2 billion kWh in 2005 to 21.1 billion kWh in 2006, primarily reflecting lower hydropower production due to the prevailing hydropower situation, the sale of hydropower assets to Statkraft in late 2005, and the unplanned outages of nuclear reactors. Sales to residential customers decreased by 0.4 billion kWh or 5.7 percent from 7.0 billion kWh in 2005 to 6.6 billion kWh in 2006, as a result of unseasonably warm weather in the fourth quarter 2006. Sales to commercial customers increased by 1.6 percent to 12.7 billion kWh in 2006 compared with 12.6 billion kWh in 2005, reflecting the impact of new customers. E.ON Nordic’s own production decreased by 16.2 percent from 33.3 billion kWh in 2005 to 27.9 billion kWh in 2006, mainly resulting from lower hydropower generation (5.1 billion kWh) and lower nuclear generation (0.8 billion kWh). As a result of lower production volumes from its own sources, E.ON Nordic purchased slightly more power from outside sources (0.5 billion kWh). Purchases from jointly owned power stations remained stable with 10.2 billion kWh. The total volume of gas sold to third parties decreased in 2006 to 5.8 billion kWh from 6.9 billion kWh in 2005, mainly resulting from lower sales to industrial and distribution customers (1.7 billion kWh).

Adjusted EBIT at the Nordic market unit decreased by €147 million or 19.2 percent, from €766 million to €619 million, primarily reflecting lower generation volumes, the disposition of hydropower assets to Statkraft, and increased taxation on hydroelectric assets and nuclear generation, as described in more detail below.

The following table sets forth the adjusted EBIT of each business unit in the Nordic market unit in each of the last two years:

ADJUSTED EBIT OF NORDIC MARKET UNIT

			Percent
	2006	2005	Change
	(€ in millions)

Non-regulated Business	448	541	−17.2
Regulated Business	200	244	−18.0
Other/Consolidation	(29)	(19)	−52.6

Total	619	766	−19.2

Adjusted EBIT in the Non-regulated Business unit decreased by €93 million from €541 million in 2005 to €448 million in 2006. This 17.2 percent decrease primarily reflected increased taxation on hydroelectric assets and nuclear generation (€63 million), and lower hydro and nuclear generation volumes resulting from the strained hydrological situation during summer and autumn and the unplanned nuclear outages (€146 million). These effects were partially offset by a positive effect from rising spot electricity prices and successful hedging activities, which enabled Nordic to secure higher average sales prices for its production portfolio (€174 million).

In the Regulated Business, adjusted EBIT decreased by €44 million from €244 million in 2005 to €200 million in 2006. This 18.0 percent decrease mainly resulted from the re-allocation of gas trading activities from the Regulated Business unit to the Non-regulated Business unit (€22 million), and increased costs for power losses in the transmission and distribution grid (€13 million) driven by higher electricity prices during 2006.

The contribution of the Other/Consolidation business unit to adjusted EBIT, which is structurally negative due to the combination of intercompany eliminations and costs of the E.ON Nordic corporate center, decreased from negative €19 million in 2005 to negative €29 million in 2006. The decrease primarily reflects the loss of the contribution from hydropower assets sold to Statkraft in 2005 (€30 million).

U.S. Midwest

Total sales of the U.S. Midwest market unit amounted to €1,947 million in 2006, a decrease of 4.8 percent from €2,045 million in 2005. The decrease was primarily due to lower off-system sales volumes and milder weather in 2006, the impact of which was partially offset by higher recoveries of coal price increases from retail customers and recoveries of environmental capital spending.

The following table sets forth the sales of each business unit in the U.S. Midwest market unit in each of the last two years:

SALES OF U.S. MIDWEST MARKET UNIT

			Percent
	2006	2005	Change
	(€ in millions)

Regulated Business	1,887	1,965	−4.0
Non-regulated Business	60	80	−25.0

Total	1,947	2,045	−4.8

Sales of the Regulated Business, which is comprised of the utility operations of LG&E and KU, decreased by €78 million to €1,887 million in 2006, from €1,965 million in 2005. The 4.0 percent decrease was primarily attributable to lower revenues from off-system electric sales (€80 million), as well as lower retail electric and gas volumes resulting from milder weather (and associated lower passed-through costs of gas supply) (€63 million), and lower wholesale gas sales volumes (€14 million). These negative effects were partially offset by the higher recovery from customers of passed-through costs for fuel (primarily coal) used for generation (€61 million), and higher recoveries on environmental capital spending (€17 million).

Sales of the Non-regulated Business, which primarily consists of ECC and its subsidiaries, decreased by €20 million or 25.0 percent from €80 million in 2005 to €60 million in 2006, with the decrease being primarily attributable to new regulations that allowed Argentine industrial customers to purchase gas directly from producers.

Adjusted EBIT at the U.S. Midwest market unit increased by 7.1 percent from €365 million in 2005 to €391 million in 2006.

The following table sets forth the adjusted EBIT of each business unit in the U.S. Midwest market unit in each of the last two years:

ADJUSTED EBIT OF U.S. MIDWEST MARKET UNIT

			Percent
	2006	2005	Change
	(€ in millions)

Regulated Business	387	351	+10.3
Non-regulated Business	4	14	−71.4

Total	391	365	+7.1

Adjusted EBIT at the Regulated Business increased by €36 million or 10.3 percent from €351 million in 2005 to €387 million in 2006. The increase was primarily attributable to net cost savings resulting from the exit from MISO in the third quarter of 2006 (€24 million) and lower amortization expenses reflecting the completion of certain restructuring activities (€25 million), as well as recoveries on environmental capital spending (€17 million) and higher prices realized on off-system electric sales (€13 million). The impact of these positive effects was partially offset by lower retail electric and gas volumes due to significantly milder weather in 2006 (€33 million) and higher labor costs (€15 million).

Adjusted EBIT at E.ON U.S.’s Non-regulated Business decreased from €14 million in 2005 to €4 million in 2006. This 71.4 percent or €10 million decrease primarily reflected the loss of earnings from LPI following its sale in 2006 (€17 million), partially offset by the improved performance of the Argentine operations (€5 million).

Corporate Center

The Corporate Center reduced Group sales by €3,328 million in 2006, compared with reducing sales by €1,502 million in 2005. The reduction in adjusted EBIT attributable to the segment was €416 million in 2006, compared with €399 million in 2005. The contribution of the Corporate Center to both sales and adjusted EBIT is structurally negative due to the elimination of intersegment results and administrative costs that are not matched by revenues.

Other Activities

For the period between Degussa’s deconsolidation and E.ON’s disposal of its interest in July 2006, E.ON’s proportionate share of Degussa’s after-tax earnings continued to be presented outside of the core energy business as part of E.ON’s “Other Activities,” which is reported as a separate segment. Degussa contributed €53 million to adjusted EBIT in 2006, compared with €132 million in 2005. For information regarding the disposal of E.ON’s remaining interest in Degussa, see “— Overview.”

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004

E.ON Group

E.ON’s sales in 2005 increased 22.5 percent to €51,616 million from €42,150 million in 2004 (in each case net of electricity and natural gas taxes). As noted above, the increase was primarily attributable to higher average prices in the electricity and gas business, higher electricity and gas sales volumes, an increase in sales of electricity generated from renewable resources reflecting regulatory requirements and consolidation effects. As illustrated in the table on page 145, the overall increase in the Group’s sales reflected an increase in sales at each of its market units other than the Corporate Center.

Sales of the Central Europe market unit increased 17.1 percent in 2005 to €24,295 million (including €1,049 million of electricity taxes) from €20,752 million (including €1,051 million of electricity taxes) in 2004. Pan-European Gas’ sales increased by 35.4 percent to €17,914 million (including €3,110 million of natural gas and electricity taxes) in 2005 from €13,227 million (including €2,923 million of natural gas and electricity taxes) in 2004. Sales of the U.K. market unit increased by 19.9 percent, amounting to €10,176 million in 2005 as compared to €8,490 million in 2004. The Nordic market unit grew its 2005 sales by 3.8 percent to €3,213 million (including €382 million of electricity and natural gas taxes) from €3,094 million (including €376 million of electricity and natural gas taxes) in 2004. Sales of the U.S. Midwest market unit increased by 19.0 percent in 2005 to €2,045 million compared with €1,718 million in 2004. The elimination of intersegment sales at the Corporate Center resulted in the segment reporting negative sales of €792 million in 2004 and negative sales of €1,502 million in 2005. The sales of each of these segments are discussed in more detail below.

Total cost of goods sold and services provided in 2005 increased 29.8 percent or €9,333 million to €40,603 million compared with €31,270 million in 2004, with increases at the Pan-European Gas market unit (€4,571 million), primarily reflecting the effect of higher procurement costs at the gas operations due to increased oil prices, at the Central Europe market unit (€3,120 million), reflecting higher electricity and gas procurement costs (approximately €1,000 million), higher purchases of energy produced from renewable resources under the Renewable Energy Law (approximately €800 million) and effects from first-time consolidation (approximately €800 million), and at the U.K. market unit (€1,801 million), primarily attributable to higher gas purchase costs (€629 million) and increased prices for power purchased (€566 million). Cost of goods sold as a percentage of revenues (net of electricity and natural gas taxes) increased to 78.7 percent in 2005 from 74.2 percent in 2004, as the rate of increase of cost of goods sold and services provided was greater than that of sales. Gross profit nonetheless increased, rising by 1.2 percent to €11,013 million in 2005 from €10,880 million in 2004.

Selling expenses decreased 9.0 percent or €381 million to €3,845 million in 2005, compared with €4,226 million in 2004. The decline reflected an overall reduction of €180 million in selling expenses at the U.K. market unit, including €62 million in reduced operating costs at Central Networks following the restructuring in 2004 and approximately €60 million from the release of a provision, as well as declines at the U.S. Midwest market unit (€114 million), primarily resulting from the reclassification of selling expenses to cost of goods sold and services provided, and at the Central Europe market unit (€59 million), reflecting effects from the first-time consolidation of E.ON IS totaling €190 million, which were partially offset by increased other expenses, in particular those resulting from first-time consolidations.

General and administrative expenses increased by €182 million, amounting to €1,516 million in 2005 compared with €1,334 million in 2004. The 13.6 percent increase reflected increases at all market units. At the U.K. market unit such costs increased by €70 million, primarily due to additional shared service costs as a result of acquisitions and project costs, and at the Pan-European Gas market unit by €36 million, primarily due to higher project costs and changes in the basis of consolidation. At the U.S. Midwest market unit general and administrative expenses increased by €29 million as a result of the reclassification of cost of goods sold and services provided to such expenses, while at the Corporate Center such costs increased by €26 million.

Other operating income (expenses), net increased to €1,674 million in 2005 from €1,378 million in 2004. This increase of €296 million, or 21.5 percent, reflected higher income from exchange rate differences and higher gains on derivative financial instruments. Net income (expenses) arising from exchange rate differences was equal to income of €138 million in 2005, as compared to expenses of €309 million in 2004, reflecting the results from the recognition of exchange rate movements on foreign currency transactions and net realized losses on foreign currency derivatives. Gains/losses on derivative financial instruments, net amounted to €931 million in 2005, compared with €602 million in 2004. This increase in income of €329 million or 54.7 percent was primarily attributable to the U.K. market unit. These effects were partially offset by lower net book gains on the disposal of investments and decreased miscellaneous other operating income (expenses), net. Net book gains decreased by €363 million year on year, amounting to €34 million in 2005, compared with €397 million in 2004. The 2004 figure primarily included gains from the sale of stakes in EWE Aktiengesellschaft (“EWE”) and VNG (€317 million), the sale of an additional 3.6 percent of Degussa’s share capital to RAG (€51 million), the sale of shares in Union Fenosa (€26 million) and the sale of certain shareholdings at the Central Europe market unit (€57 million). In 2005, a SAB 51 gain of €31 million related to the sale of shares of E.ON Avacon. Miscellaneous other operating income (expenses), net decreased by €143 million, amounting to income of €564 million in 2005, as compared with income of €707 million in 2004. This decrease was primarily attributable to lower income from the reversal of provisions (€218 million) and the impairment loss recorded at cogeneration facilities at the U.K. market unit (€129 million). These effects were partially offset by higher gains realized on the sale of securities (approximately €153 million) and the gain from the transfer of the Company’s stake in TEAG (€90 million). For further information, see Note 5 of the Notes to Consolidated Financial Statements.

Financial earnings increased by €192 million, or 52.5 percent, resulting in a loss of €174 million in 2005 compared with a loss of €366 million in 2004. The increase was primarily attributable to a decrease of €327 million in interest and similar expenses, net, a decline of €215 million in income from companies accounted for under the equity method and a decrease of €57 million in write-downs of financial assets and share investments. For additional information, see Note 6 of the Notes to Consolidated Financial Statements.

As a result of the factors described above, income (loss) from continuing operations before income taxes and minority interests increased by 13.0 percent or €820 million to €7,152 million in 2005, as compared with €6,332 million in 2004.

In 2005, E.ON recorded income tax expenses of €2,261 million, as compared to a tax expense of €1,852 million in 2004. This increase of €409 million or 22.1 percent was primarily attributable to an increase of foreign deferred taxes, due in particular to the marking to market of energy derivatives in the U.K. market unit. For additional information, see Note 7 of the Notes to Consolidated Financial Statements.

Income attributable to minority interests, and therefore deducted in the calculation of net income, was €536 million in 2005, as compared to €469 million in 2004, with the increase of €67 million, or 14.3 percent, reflecting improved results at a number of the entities in which the Group holds a minority interest.

Results from discontinued operations increased net income by €3,059 million in 2005, as compared to a contribution to net income of €328 million in 2004. The significant increase reflected the gains on the disposal of Viterra and Ruhrgas Industries. For details, see Note 4 of the Notes to the Consolidated Financial Statements. The Group’s net income increased 70.7 percent, totaling €7,407 million in 2005, compared with €4,339 million in 2004. Excluding the results of discontinued operations, E.ON would have recorded net income of €4,355 million in 2005, as compared to net income of €4,011 million in 2004.

Reconciliation of Adjusted EBIT.  As noted above, E.ON uses adjusted EBIT as its segment reporting measure in accordance with SFAS 131. On a consolidated Group basis, adjusted EBIT is considered a non-GAAP measure that must be reconciled to the most directly comparable GAAP measure. A reconciliation of Group adjusted EBIT to net income for each of 2006, 2005 and 2004 appears in the table on page 146. The following paragraphs discuss changes in the principal components of each of the reconciling items to income (loss) from continuing operations before income taxes and minority interests. For additional details, see Note 31 of the Notes to Consolidated Financial Statements.

On a consolidated Group basis, adjusted EBIT increased by 8.1 percent to €7,293 million in 2005, as compared with €6,747 million in 2004.

As detailed in the table below, adjusted interest income, net, remained essentially stable, amounting to an expense of €1,027 million in 2005 as compared to €1,032 million in 2004. The interest portion of long-term provisions deducted in the calculation was €252 million, as compared to €120 million in 2004, reflecting the fact that the 2004 result included a one-off effect related to amendments to Germany’s Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes (Endlager-Vorausleistungsverordnung). Non-operating interest income, net, amounted to income of €39 million in 2005 as compared with an expense of €151 million in 2004. In 2005, non-operating interest income primarily reflected the termination of an interest provision (€32 million), while in 2004 the largest portion of this item resulted from accruals for interest payments due on taxes for audit periods which are still under review.

	2005	2004
	(€ in millions)

Interest income and similar expenses (net) as shown in Note 6 of the Notes to Consolidated Financial Statements	(736)	(1,063)
(+) Non-operating interest income, net(1)	(39)	151
(−) Interest portion of long-term provisions	252	120

Adjusted interest income, net	(1,027)	(1,032)

(1)	This net figure is calculated by adding in non-operating interest expense and subtracting non-operating interest income.

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

The income reported as other non-operating results amounted to €424 million in 2005, compared with €128 million in 2004. In 2005, other non-operating earnings positively reflected unrealized gains from the required marking to market of derivatives under SFAS 133 (€1.2 billion), primarily at the U.K. market unit. This positive effect on this item was partially offset by the impact of an impairment charge that Degussa took as of December 31, 2005. Degussa recorded an impairment charge of approximately €836 million (before taxes) in its Fine Chemicals business unit due to significant changes in market conditions. As a result of this impairment, E.ON recorded a loss of approximately €347 million attributable to its direct 42.9 percent shareholding in Degussa. Additional offsetting effects on other non-operating earnings were storm-related costs for rebuilding of the distribution grid and compensating customers of approximately €140 million at the Nordic market unit, impairments recorded at cogeneration facilities in the U.K. market unit (€129 million), and an adjustment of deferred taxes (€96 million) made at an equity holding of the Corporate Center. In 2004, positive other non-operating results in the amount of approximately €304 million were attributable to unrealized gains from the required marking to market of derivatives under SFAS 133, primarily at the U.K. market unit, which were partially offset by unusual charges on investments at the Central Europe and U.K. market units (€110 million) and by impairment charges on real estate and short-term securities at the Central Europe market unit (€84 million).

Central Europe

For financial reporting purposes, the Central Europe market unit comprises four business units: Central Europe West Power, Central Europe West Gas, Central Europe East and Other/Consolidation. The Central Europe West Power business unit reflects the results of the conventional, nuclear and hydroelectric generation businesses, transmission, the regional distribution of power and the retail electricity business in Germany, as well as its trading business. In addition, Central Europe West Power also includes the results of E.ON Benelux, which operates power generation, district heating and gas and electricity retail businesses in the Netherlands. The Central Europe West Gas business unit reflects the results of the regional distribution of gas and the gas retail business in Germany. The Central Europe East business unit primarily includes the results of the regional distribution companies in Bulgaria, the Czech Republic, Hungary, Romania and Slovakia (with the Slovak activities being valued under the equity method given E.ON Energie’s minority interest). Other/Consolidation primarily includes the results of other international shareholdings, service companies and E.ON Energie AG, as well as intrasegment consolidation effects.

Total sales of the Central Europe market unit increased by 17.1 percent to €24,295 million (including €1,049 million of electricity taxes and €248 million in intersegment sales) in 2005, compared with a total of €20,752 million (including €1,051 million of electricity taxes and €212 million in intersegment sales) in 2004. The overall increase of €3,543 million reflected higher sales at each of Central Europe’s business units other than its Other/Consolidation business unit, as described in more detail below.

The following table sets forth the sales of each business unit in the Central Europe market unit in each of the last two years, in each case excluding electricity taxes:

SALES OF CENTRAL EUROPE MARKET UNIT

			Percent
	2005	2004	Change
	(€ in millions)

Central Europe West Power	16,945	14,597	+16.1
Central Europe West Gas	3,463	2,979	+16.2
Central Europe East	2,618	1,877	+39.5
Other/Consolidation	220	248	−11.3

Total	23,246	19,701	+18.0

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

In 2005, the Central Europe market unit contributed adjusted EBIT of €3,930 million, a 9.1 percent increase from a total of €3,602 million in 2004. The following table sets forth the adjusted EBIT of each business unit in the Central Europe market unit in each of the last two years:

ADJUSTED EBIT OF CENTRAL EUROPE MARKET UNIT

			Percent
	2005	2004	Change
	(€ in millions)

Central Europe West Power	3,389	2,996	+13.1
Central Europe West Gas	307	315	−2.5
Central Europe East	237	235	+0.9
Other/Consolidation	(3)	56	—

Total	3,930	3,602	+9.1

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

Central Europe’s Other/Consolidation business unit recorded a €59 million decline in adjusted EBIT, from adjusted EBIT of €56 million in 2004 to adjusted EBIT of negative €3 million in 2005. The 2004 result had reflected the release of provisions relating to E.ON Energie in 2004.

Pan-European Gas

For financial reporting purposes, the Pan-European Gas market unit is divided into three business units: Up-/Midstream, Downstream Shareholdings and Other/Consolidation. The Up-/Midstream business unit reflects the results of the supply, transmission system, storage and sales businesses, with the midstream operations essentially including all of the supply and sales business other than exploration and production activities. The Downstream Shareholdings business unit reflects the results of ERI and Thüga. Other/Consolidation includes consolidation effects.

The results of the Downstream Shareholdings business unit have included the results of Distrigaz Nord since July 1, 2005. The results of the Up-/Midstream business unit included those of Caledonia (now E.ON Ruhrgas North Sea), which has been consolidated since November 1, 2005.

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

The following table sets forth the sales of each business unit in the Pan-European Gas market unit (excluding natural gas and electricity taxes) in each of the last two years:

SALES OF PAN-EUROPEAN GAS MARKET UNIT

			Percent
	2005	2004	Change
	(€ in millions)

Up-/Midstream	13,380	9,274	+44.3
Downstream	1,848	1,358	+36.1
Other/Consolidation	(424)	(328)	−29.3

Total	14,804	10,304	+43.7

Sales in the Up-/Midstream business unit increased in 2005 by €4,106 million or 44.3 percent from €9,274 million to €13,380 million, with the increase being primarily attributable to the increase of average sales prices in the midstream activities (approximately €2.4 billion) as well as a rise in sales volumes (from 641.4 billion kWh to 690.2 billion kWh). The business unit’s overall sales figure also benefited from the increase of sales prices (€102 million) and higher sales volumes (€31 million), primarily resulting from higher production of the Njord oil and gas field and of the Scoter gas field, as well as the first-time inclusion of E.ON Ruhrgas North Sea (€35 million) within the exploration and production activities.

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

Adjusted EBIT of the Pan-European Gas market unit increased by 14.3 percent to €1,536 million in 2005 from €1,344 million in 2004. The rise in adjusted EBIT reflected positive results in the Up-/Midstream business unit as well as in the Downstream Shareholdings business unit, as described in more detail below.

The following table sets forth the adjusted EBIT of each business unit in the Pan-European Gas market unit in each of the last two years:

ADJUSTED EBIT OF PAN-EUROPEAN GAS MARKET UNIT

			Percent
	2005	2004	Change
	(€ in millions)

Up-/Midstream	988	862	+14.6
Downstream Shareholdings	551	486	+13.4
Other/Consolidation	(3)	(4)	+25.0

Total	1,536	1,344	+14.3

Adjusted EBIT in the Up-/Midstream business unit increased by €126 million or 14.6 percent from €862 million in 2004 to €988 million in 2005. The €104 million increase in adjusted EBIT at the upstream activities primarily reflected higher production volumes, as well as higher average sales prices. Adjusted EBIT in the midstream activities increased by €22 million. Contributing to the increase were positive effects from hedging activities (€103 million), the recalculation of fees for the use of natural gas pipelines (€61 million), higher income from share investments (€44 million), the impact of increased sales volumes as well as changes in the sales portfolio structure (€44 million), higher results from capacity charges mainly due to the impact of higher temperature spikes (€35 million) and higher transportation volumes (€31 million). These positive effects were partially offset by negative impacts derived from price effects (€255 million) (e.g., reflecting higher procurement costs attributable to the sharp increase in heating oil prices and the underlying linkage between these prices and natural gas prices), as well as negative results from trading derivatives (€39 million).

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

The following table sets forth the sales of each business unit in the U.K. market unit in each of the last two years:

SALES OF U.K. MARKET UNIT

			Percent
	2005	2004	Change
	(€ in millions)

Non-regulated Business	9,553	7,788	+22.7
Regulated Business	813	941	−13.6
Other/Consolidation	(190)	(239)	+20.5

Total	10,176	8,490	+19.9

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

Sales attributed to the Other/Consolidation business unit consist almost entirely of the elimination of intrasegment sales and had a negative impact on sales of €190 million in 2005, as compared to a negative impact of €239 million in 2004.

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

Adjusted EBIT at the U.K. market unit decreased by €54 million or 5.3 percent from €1,017 million in 2004 to €963 million in 2005, reflecting a decrease at Other/Consolidation, which more than offset higher results of the Non-regulated Business and the Regulated Business, as described in more detail below.

The following table sets forth the adjusted EBIT of each business unit in the U.K. market unit in each of the last two years:

ADJUSTED EBIT OF U.K. MARKET UNIT

			Percent
	2005	2004	Change
	(€ in millions)

Non-regulated Business	661	626	+5.6
Regulated Business	452	446	+1.4
Other/Consolidation	(150)	(55)	−172.7

Total	963	1,017	−5.3

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

The contribution of the Other/Consolidation business unit to adjusted EBIT, which is structurally negative due to the combination of intercompany eliminations and costs of the E.ON UK corporate center, was negative €150 million in 2005, as compared with negative €55 million in 2004. The change was primarily attributable to additional project expenditure and service costs associated with acquisitions (€40 million), the absence of earnings from Asian Asset Management activities following the divestment of that business (€32 million) and an expiry of deferred warranty income from previous asset sales (€18 million).

Nordic

Total sales of the Nordic market unit increased from €3,094 million in 2004 (including €376 million of electricity and natural gas taxes and €66 million in intersegment sales) to €3,213 million (including €382 million of electricity and natural gas taxes and €102 million in intersegment sales) in 2005. This 3.8 percent increase was primarily attributable to higher average spot prices in conjunction with successful hedging activities.

The following table sets forth the sales of each business unit in the Nordic market unit in each of the last two years, in each case excluding electricity and natural gas taxes:

SALES OF NORDIC MARKET UNIT

			Percent
	2005	2004	Change
	(€ in millions)

Non-regulated Business	2,247	2,107	+6.6
Regulated Business	850	828	+2.7
Other/Consolidation	(266)	(217)	−22.6

Total	2,831	2,718	+4.2

Sales in the Non-regulated Business unit increased by €140 million or 6.6 percent from €2,107 million in 2004 to €2,247 million in 2005, primarily due to higher average spot prices in conjunction with successful hedging activities.

Sales in the Regulated Business unit increased from €828 million in 2004 to €850 million in 2005. This €22 million, or 2.7 percent, increase mainly reflects increased sales volumes via the Baltic Cable. This positive effect was partially offset by lower sales due to the severe storm that hit southern Sweden in January 2005, causing extensive damage to electricity distribution networks.

Sales attributable to the Other/Consolidation business unit, almost entirely consisting of the elimination of intrasegment sales, had a negative impact on sales of €266 million in 2005, as compared to a negative impact of €217 million in 2004.

Total power supplied by E.ON Nordic (excluding physically settled trading activities) decreased by 2.1 percent to 45.9 billion kWh in 2005, compared with 46.9 billion kWh in 2004. The decrease of one billion kWh reflected a reduction in the volume of power sold to residential customers by 4.1 percent from 7.3 billion kWh in 2004 to 7.0 billion kWh in 2005, primarily reflecting the effects of the January storm. Sales to commercial customers decreased by 7.3 percent to 12.7 billion kWh in 2005 compared with 13.7 billion kWh in 2004, also reflecting the impact of the January storm. Sales to sales partners and Nord Pool increased slightly by 1.2 percent from 25.9 billion kWh in 2004 to 26.2 billion kWh in 2005, primarily resulting from increased generation in owned power plants. E.ON Nordic’s own production rose by 3.7 percent from 32.1 billion kWh in 2004 to 33.3 billion kWh in 2005, mainly resulting from increased hydropower generation (2.1 billion kWh). This was partially offset by a decline in nuclear power production (0.9 billion kWh) that primarily reflected the fact that the availability of Swedish nuclear power plants in 2004 had been unusually high. E.ON Nordic purchased less power, primarily from outside sources (1.6 billion kWh) mostly reflecting lower imports from Germany. Purchases from jointly owned power stations declined (0.6 billion kWh) due to a lower availability in these plants. The total volume of gas sold to third parties decreased slightly in 2005 to 6.9 billion kWh from 7.1 billion kWh in 2004, mainly resulting from slightly lower sales to industrial customers (0.2 billion kWh).

Adjusted EBIT at the Nordic market unit increased by €105 million or 15.9 percent from €661 million to €766 million, primarily reflecting higher effective prices from its electricity production portfolio, as described in more detail below.

The following table sets forth the adjusted EBIT of each business unit in the Nordic market unit in each of the last two years:

ADJUSTED EBIT OF NORDIC MARKET UNIT

			Percent
	2005	2004	Change
	(€ in millions)

Non-regulated Business	541	444	+21.8
Regulated Business	244	215	+13.5
Other/Consolidation	(19)	2	—

Total	766	661	+15.9

Adjusted EBIT in the Non-regulated Business unit increased by €97 million from €444 million in 2004 to €541 million in 2005. This 21.8 percent increase reflected the rising electricity wholesale prices in conjunction with successful hedging activities, which enabled E.ON Nordic to record higher effective prices per unit for energy generated from its electricity production portfolio (€96 million), as well as increased electricity generation volumes (€27 million) primarily resulting from higher hydropower production availability. These positive effects were partially offset by rebranding costs (€15 million) and losses on currency derivatives (€13 million).

In the Regulated Business, adjusted EBIT increased by €29 million from €215 million in 2004 to €244 million in 2005. This 13.5 percent increase mainly resulted from improvements at the gas operations, due to a favorable spread between gas oil and fuel oil prices (€10 million).

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

The following table sets forth the adjusted EBIT of each business unit in the U.S. Midwest market unit in each of the last two years:

ADJUSTED EBIT OF U.S. MIDWEST MARKET UNIT

			Percent
	2005	2004	Change
	(€ in millions)

Regulated Business	351	339	+3.5
Non-regulated Business	14	15	−6.7

Total	365	354	+3.1

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

Other Activities

Effective February 1, 2004, Degussa has been accounted for using the equity method in line with E.ON’s minority shareholding in the company. Under the equity method, Degussa’s sales are not included in E.ON’s consolidated sales. From February 1, 2004, a percentage of Degussa’s earnings after taxes and minority interests equal to E.ON’s proportionate interest is recorded in E.ON’s financial earnings. After selling a further 3.6 percent interest, E.ON has owned 42.9 percent of Degussa since June 1, 2005 and 42.9 percent of Degussa’s earnings after taxes and minority interests are recorded in E.ON’s financial earnings. Degussa contributed €132 million to adjusted EBIT in 2005, compared with €107 million in 2004. For information of the framework agreement regarding the disposal of E.ON’s remaining interest in Degussa, see “— Overview.”

As of December 31, 2005, Degussa took an impairment charge of €836 million (before taxes) in its Fine Chemicals business unit due to significant changes in market conditions. For more information on the impact on E.ON, see the discussion of other non-operating results in the reconciliation of adjusted EBIT for the E.ON Group above.

INFLATION

The rates of inflation in Germany during 2006, 2005 and 2004 were 1.7 percent, 2.0 percent and 1.6 percent, respectively on chained prices base. The effects of inflation on E.ON’s operations have not been significant in recent years.

EXCHANGE RATE EXPOSURE AND CURRENCY RISK MANAGEMENT

Certain business activities within the E.ON Group result in foreign exchange rate exposures. Of the Group’s consolidated revenues in 2006, 2005 and 2004, 38 percent, 35 percent and 34 percent, respectively, were attributable to customers located outside of member states participating in the EMU.

To manage the Group’s exposure to exchange rate fluctuations, E.ON continually monitors its exposures to currency risks and pursues a systematic and Group-wide foreign exchange risk management policy. At the end of 2006, the Group’s consolidated foreign exchange rate exposure, which is calculated as its netted transaction risk exposure derived from booked and forecasted transactions excluding any foreign exchange translation exposure from net investments in entities with a functional currency other than the euro, was approximately €2.0 billion, compared with approximately €2.2 billion at year-end 2005. The Group’s foreign exchange rate exposure is principally attributable to the Central Europe and U.K. market units (which have short positions in U.S. dollars) and Pan-European Gas (which has a short position in U.S. dollars and long positions in British pounds and Hungarian forint). Due to the acquisition of the Powergen Group and E.ON Sverige, the E.ON Group also has a net investment in assets denominated in British pounds, U.S. dollars and Swedish krona, which is continually monitored and partly hedged with foreign exchange instruments in accordance with the financial guidelines of the E.ON Group.

The principal derivative financial instruments used by E.ON to cover foreign currency exposures are foreign exchange forward contracts, cross currency swaps, interest rate cross currency swaps and currency options. As of December 31, 2006, the E.ON Group had entered into foreign exchange forward contracts with a nominal value of €11.5 billion, cross currency swaps with a nominal value of €18.5 billion, interest rate cross currency swaps with a nominal value of €0.3 billion and currency options with a nominal value of zero. The currencies in which the Group’s derivative financial instruments are denominated reflect the currencies in which it is subject to transaction and translation risks. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 28 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The major source of liquidity for E.ON in 2006 was again cash provided by operating activities. Cash provided by operating activities amounted to €7,194 million in 2006, €6,544 million in 2005 and €5,776 million in 2004. The 9.9 percent increase in cash provided by operating activities in 2006 was primarily attributable to operational improvements and the first-time consolidation of the VKE German energy industry pension fund at the Central Europe market unit, as well as the fact that the 2005 result had been reduced by payments to the pension funds at the U.K. market unit. Other positive effects were a decrease in accounts receivable at the U.S. Midwest market unit and tax effects at the Corporate Center. These improvements were partially offset by the seasonally negative cash flow effects related to gas storage due to the first-time inclusion of results from E.ON Földgáz Trade. Time shifts in payments and higher prices for gas storage also reduced cash flow.

Proceeds from divestments, which are reported in the Consolidated Statements of Cash Flows as the sum of payments received on the disposition of equity investments and intangible and fixed assets, amounted to €3,954 million in 2006, €6,294 million in 2005 and €1,888 million in 2004. In 2006, divestment proceeds were primarily attributable to the sales of interests in Degussa (€2,776 million) and E.ON Finland (€393 million).

E.ON’s major liquidity requirement in recent years has been for purchases of financial assets (including equity investments) and other fixed assets. Capital expenditures in 2006, 2005 and 2004 amounted to €5,161 million, €3,941 million and €4,777 million, respectively, and are reported in the Consolidated Statements of Cash Flows as the sum of purchases of equity investments, and intangible and fixed assets. In 2006, in 2005 and in 2004, investments in fixed and intangible assets exceeded purchases of equity investments. The relative decrease in capital expenditures in 2006 and 2005 reflected the relative absence of major acquisitions. For additional information on these acquisitions, see “— Acquisitions and Dispositions” above and Note 4 of the Notes to Consolidated Financial Statements. As described in more detail in the segment analysis below, the most significant capital expenditures in 2006 were for fixed and intangible assets at a number of the market units, particularly Central Europe and U.K., as well as for payments related to the acquisition of MOL at the Pan-European Gas market unit. Funds used for the above-mentioned acquisitions and contributions to the CTA model in 2006 were the primary reasons for the change in E.ON’s cash flow used for investing activities, which totaled €442 million cash provided in 2005 and €4,501 million cash used in 2006 (€359 million cash used in 2004).

Cash used for financing activities totaled €5,849 million, with the decrease from €6,458 million in 2005 primarily reflecting the smaller net reduction of financial liabilities, partly offset by higher dividend distributions. In 2004, cash used for financing activities had totaled €4,749 million.

As of December 31, 2006, the Group had cash and cash equivalents from continuing operations of €1,152 million, as compared with €4,346 million at December 31, 2005 (€4,113 million at year-end 2004).

The following table shows the cash provided by operating activities and used for capital expenditures for each of the Group’s segments in 2006, 2005 and 2004 (in each case excluding the cash flows of discontinued operations, see ‘‘— Results of Operations — Business Segment Information” above).

E.ON BUSINESS SEGMENT CASH FLOW AND CAPITAL EXPENDITURES(1)(2)

	2006		2005		2004
	Cash from	Capital	Cash from	Capital	Cash from	Capital
	Operations	Expenditures	Operations	Expenditures	Operations	Expenditures
	(€ in millions)

Central Europe	3,825	2,416	3,020	1,981	2,938	2,273
Pan-European Gas(3)	589	880	1,999	523	903	610
U.K.	749	863	101	926	633	503
Nordic(3)	715	631	689	394	893	666
U.S. Midwest(3)	381	398	214	227	152	247
Corporate Center(3)	935	(27)	521	(110)	257	478

Total	7,194	5,161	6,544	3,941	5,776	4,777

(1)	For a detailed description of capital expenditures by purchases of financial assets and purchases of other fixed assets, see Note 27 of the Notes to Consolidated Financial Statements.

(2)	Excludes investments in other financial assets.

(3)	Excludes the cash from operations and capital expenditures of certain activities now accounted for as discontinued operations. For more details, see “— Acquisitions and Dispositions — Discontinued Operations” and Note 4 of the Notes to Consolidated Financial Statements.

Capital Expenditures

The Central Europe market unit continued to account for the largest portion of the Group’s capital expenditures over the most recent three-year period, primarily as a result of acquisitions of equity interests in energy companies and other share investments, as well as additions to property, plant and equipment and intangible assets. Capital expenditures at the Central Europe market unit increased by 22.0 percent from €1,981 million in 2005 to €2,416 million in 2006. Investments in property, plant and equipment and intangible assets amounted to €1,883 million, mainly consisting of assets used in conventional and renewable power generation, waste incineration and the distribution of energy. The Central Europe market unit invested €533 million in share investments, of which €100 million were due to the acquisitions of JCP and Teplárna Otrokovice in the Czech Republic and Dalmine in Italy. Furthermore, investments in companies which are constructing conventional generation and waste incineration plants and the investment in the waste incineration company SOTEC amounted to €130 million. Investments in real estate funds amounted to approximately €135 million. In 2005, investments in property, plant and equipment and intangible assets amounted to €1,519 million, mainly consisting of assets used in conventional, waste disposal and renewable power generation and in distribution. The Central Europe market unit invested €462 million in share investments, of which €126 million were due to the acquisitions of interests in the Dutch NRE (€67 million) and the Romanian Electrica Moldova (now E.ON Moldova) (€59 million). Capital expenditures of the Central Europe market unit amounted to €2,273 million in 2004, with €1,388 million invested in property, plant and equipment and intangible assets primarily used in power generation and distribution. Investments in share investments amounted to €885 million, with the largest single category being intra-Group acquisitions from the Pan-European Gas market unit in connection with the new market unit structure (€404 million), the largest of which was the acquisition of additional interests in Ferngas Salzgitter (€230 million). The investment in share investments also included advance payments in connection with the acquisition of interests in Varna and Gorna Oryahovitza (€141 million), and the purchase of additional shares in Ferngas Salzgitter from third parties (€133 million) and increased stakes in a number of companies in the Czech Republic and Hungary (€106 million).

The Pan-European Gas market unit’s level of capital expenditures increased by 68.3 percent from €523 million in 2005 compared with €880 million in 2006. In 2006, the Pan-European Gas market unit invested €506 million in share investments with the largest single investment being the approximately €400 million spent acquiring the MOL activities. Investments in property, plant and equipment and intangible assets, mainly in the transmission system and the upstream activities, amounted to €374 million. In 2005, the Pan-European Gas market unit invested €523 million, of which €263 million was spent on property, plant and equipment and intangible assets, primarily in the transmission system and upstream activities. The remaining €260 million in capital expenditures was used for share investments, with the largest single item being the €90 million spent acquiring the 51.0 percent stake in the Romanian gas distribution company Distrigaz Nord (now E.ON Gaz România). In 2004, the Pan-European Gas market unit invested €610 million, of which €105 million was spent on property, plant and equipment and intangible assets, primarily in the transmission system. The majority of the remaining €505 million in capital expenditures was for share investments, with the largest single item being the €223 million spent acquiring the remaining 3.4 percent stake in Thüga in the squeeze-out process.

Investments in the U.K. market unit decreased by 6.8 percent to €863 million in 2006 compared with €926 million in 2005. In 2006, the U.K. market unit invested €860 million in property, plant and equipment and intangible assets, primarily for generation assets, including the development of new renewables capacity at Lockerbie, Scotland, and in existing conventional power plants, as well as investments in the regulated distribution business. Investments in share investments amounted to €3 million. In 2005, investments in property, plant and equipment and intangible assets amounted to €565 million, mainly in renewable generation, conventional power stations, and the regulated distribution business. The U.K. market unit invested €361 million in share investments, primarily due to the acquisitions of Enfield and HGSL. In 2004, the U.K. market unit spent €511 million on fixed and intangible assets and negative €8 million was attributable to share investments. The majority of the investments in fixed assets was attributable to expenditures in the distribution business (€320 million), and the maintenance of the generation portfolio (€185 million).

The Nordic market unit invested €631 million in 2006, an increase of 60.2 percent, with €581 million dedicated to property, plant and equipment and intangible assets, mainly to maintain existing production plants, particularly nuclear power plants, and to upgrade and extend E.ON Nordic’s distribution network. Investments in share investments amounted to €50 million. In 2005, investments at the Nordic market unit amounted to €394 million, with €373 million dedicated to property, plant and equipment and intangible assets primarily used to maintain production plants and to upgrade and expand its distribution network. Investments in share investments amounted to €21 million with the largest single investment being the acquisition of district heating activities from the Danish utility Nesa A/S. In 2004, the Nordic market unit’s capital expenditures amounted to €666 million. Of this amount, €354 million was attributable to investments in share investments. The largest equity investment was the acquisition of additional Graninge shares (€307 million). The Nordic market unit also invested €312 million in property, plant and equipment and intangible assets in order to maintain its existing production facilities, as well as to upgrade and enhance the distribution network.

Capital expenditures in the U.S. Midwest market unit increased by 75.3 percent to €398 million in 2006. The total amount was invested in property, plant and equipment and intangible assets, primarily reflecting increased spending for SO2 emissions equipment and the construction of a new 750 MW baseload unit at the Trimble County 2 plant. In 2005, investments amounted to €227 million, all of which was invested in property, plant and equipment and intangible assets. In 2004, the total amount of €247 million was invested in property, plant and equipment and intangible assets, primarily in the regulated business.

In the Corporate Center, capital expenditures amounted to negative €27 million in 2006, with investments of negative €14 million in share investments and negative €13 million in property, plant and equipment and intangible assets. In 2005, capital expenditure at the Corporate Center amounted to negative €110 million. The Corporate Center invested negative €119 million in share investments. The Corporate Center segment’s level of capital expenditures in 2004 amounted to €478 million. The majority of this amount was invested in share investments, primarily payments to holders of outstanding bonds of Midlands Electricity as part of its acquisition (€881 million) and in the Thüga squeeze-out (€223 million), with the impact of these investments on the segment’s total partially offset by the elimination of intersegment transactions.

Financial Liabilities.  The financial liabilities of E.ON decreased to €13,399 million at year-end 2006 from €14,362 million at year-end 2005. The decrease of €963 million or 6.7 percent primarily resulted from reductions in other financial liabilities (€555 million), bonds outstanding (€535 million) and the outstanding amount of bank loans (€293 million), the overall effects of which were partially offset by an increase in commercial paper outstanding (€366 million). Bank loans decreased from €1,530 million at year-end 2005 to €1,237 million at year-end 2006. Of the amounts payable under bank loans at year-end 2006, €353 million (28.5 percent) are due in 2007, €80 million (6.5 percent) due in 2008, €62 million (5.0 percent) due in 2009, €45 million (3.6 percent) due in 2010, €504 million (40.8 percent) due in 2011 and €193 million (15.6 percent) due after 2011. Up to December 31, 2004, non-interest-bearing and low-interest liabilities of Viterra were reported net of the interest portion in the Consolidated Balance Sheet. Due to the disposal of Viterra in 2005, no deduction of the interest portion was reported as of December 31, 2006.

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

To support E.ON’s centralized financing policy, E.ON AG has a Commercial Paper program and a Medium Term Note program with aggregate authorized amounts of €10 billion and €20 billion, respectively. E.ON also has a Syndicated Multi-Currency Revolving Credit Facility that permits borrowings in various currencies in an aggregate amount of up to €10 billion. For additional information on these programs, including amounts outstanding and available as of year end 2006, see Note 24 of the Notes to Consolidated Financial Statements.

E.ON’s financing arrangements contain affirmative and negative covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. In general, E.ON’s most significant financial arrangements do not include financial covenants such as ratio compliance tests, though a number do include restrictions on certain types of transactions and negative pledges. E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2006 and 2005, and no cross-default clauses had been triggered as of such dates.

Neither E.ON AG’s Medium Term Note program nor any of the bonds outstanding under the program contain any financial covenants. Documentation is customary and both the program and the bonds contain the same cross-default language, under which a cross default would be triggered if the issuer or the guarantor fails to pay indebtedness for borrowed money in an amount above a specified threshold or any amount payable under any guarantee in respect of such indebtedness or if a creditor is entitled to declare that any such indebtedness is payable before its stated maturity by reason of an event of default.

E.ON AG’s Commercial Paper program does not contain any financial covenants. The cross default language is in line with the above-mentioned language for the Medium Term Note program and bonds.

E.ON AG’s syndicated credit facility contains no financial covenants, nor does it provide for a rating trigger. A cross default would be triggered by the declaration of financial indebtedness (with the exception of guarantees and indemnities) of any material subsidiary or any of the borrowers in an aggregate amount of more than €500 million to be due and payable prior to its specified maturity pursuant to the occurrence of an event of default (cross acceleration default) or by non-payment of any financial indebtedness of any material subsidiary or any of the borrowers in an aggregate amount of more than €100 million within five business days after having fallen due or after any applicable grace period (cross payment default).

In the context of the offer for Endesa, E.ON entered into a syndicated term loan and guarantee facility agreement for a total amount of up to €37.1 billion on October 16, 2006 (Facility Agreement), and a supplemental term and guarantee facility of up to €5.3 billion (immediately reduced to €3.9 billion) on February 2, 2007 (Supplemental Facility Agreement). The Facility Agreement and the Supplemental Facility Agreement do not require the borrower to comply with any financial covenants. The cross default provision is identical to the provision in the €10 billion syndicated credit facility. For additional details on these facilities, see “Item 4. Information on the Company — History and Development of the Company — Proposed Endesa Acquisition.”

In addition to these centralized financing arrangements described above, there are numerous additional financing arrangements in the E.ON Group that are not individually significant. These other arrangements also include affirmative and negative covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. Certain of these arrangements also include financial covenants, including requirements to maintain certain ratios. Certain arrangements also include material adverse change clauses, as well as restrictions on certain types of transactions and negative pledges. E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2006 and 2005, and no cross-default clauses had been triggered as of such dates.

Bonds outstanding at the U.K. market unit totaling €408 million as of December 31, 2006, include covenants providing for a negative pledge and restrictions on sale and lease-back transactions. Each also includes a cross-default clause that would be triggered by a non-payment of principal, premium or interest on any obligation of the issuer, E.ON UK plc or any of its subsidiaries, with the threshold amounts ranging from GBP10 million to GBP50 million. In addition, the E.ON Sverige Medium Term Note Program with an outstanding amount of €631 million as of December 31, 2006, does not include any financial covenants but does contain a cross-default clause which would be triggered by a default of E.ON Sverige or any of its subsidiaries on financial indebtedness in the amount of SEK 10 million or more. Also, LG&E has five revolving lines of credit with banks totaling €140 million at year-end 2006. These revolving lines of credit include financial covenants, in particular that LG&E’s debt/total capitalization ratio must be less than 70 percent and that E.ON AG must own at least two thirds of voting stock of LG&E directly or indirectly. Furthermore, the corporate credit rating of LG&E must be at or above BBB− and Baa3 and LG&E may not dispose of assets aggregating more than 15 percent of its total assets. Each of the credit lines contains a cross-default provision that causes the LG&E bilateral line of credit to be in default if LG&E is in default on other debt in excess of $25 million.

For more detailed information on interest rates, maturities and other details of the Group’s financial liabilities, including the credit facilities and Commercial Paper and Medium Term Note programs, see Note 24 of the Notes to Consolidated Financial Statements.

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

At year-end 2006, Standard & Poor’s Ratings Group (“S&P”) and Moody’s Investors Service (“Moody’s”) rated E.ON’s Commercial Paper program with a short-term rating of “A-1+” and “Prime-1,” respectively. On February 22, 2006, Moody’s placed its “Aa3” long-term rating for E.ON bonds on review for a possible downgrade, following the announcement by E.ON that it has made an offer to acquire 100 percent of the shares of Endesa. On September 28, 2006, Moody’s commented that E.ON’s long-term rating remains on review for a possible downgrade and that it has also decided to place the short-term “P-1” rating on review for a possible downgrade. On February 21, 2006, S&P placed its “AA-” long-term rating and its “A-1+” short-term rating for E.ON on creditwatch with negative implications, following the announcement by E.ON that it has made an offer to acquire 100 percent of the shares of Endesa. On August 21, 2006, S&P confirmed E.ON’s long-term and short-term credit ratings. On September 27, 2006, S&P said that its long-term and short-term credit ratings for E.ON remain on creditwatch with negative implications following E.ON’s announcement that it intended to increase its bid for Endesa to €35 per share.

Expected Investment Activity.  E.ON currently plans to invest a total of approximately €25.3 billion over the three years from 2007 to 2009. This total, and the more detailed description of E.ON’s expected investments below, excludes any amounts relating to E.ON’s proposed acquisition of Endesa or any investments that may be undertaken with respect to any of the activities that may be acquired from Endesa. For more information on the proposed transaction, see “Item 4. Information on the Company — History and Development of the Company — Proposed Endesa Acquisition.”

These capital expenditures are targeted, above all, at reinforcing the security of supply in E.ON’s existing markets, as well as developing E.ON’s position in new markets. A majority of these capital expenditures (approximately €22.4 billion) is earmarked for property, plant and equipment, with approximately €12.3 billion intended for the maintenance, renewal or replacement of existing power stations and grids, and €10.1 billion being budgeted for investments in new capacity, mainly in power generation. Of this €10.1 billion, investments in energy production from renewable sources are expected to account for approximately €0.9 billion. The remaining approximately €2.9 billion of the overall total is expected to consist of financial investments, particularly the planned expansion of E.ON’s shareholdings in the upstream gas business, as well as that of E.ON’s shareholdings in Eastern Europe and Turkey.

The Central Europe market unit expects to make a total of approximately €11.5 billion in capital expenditures between 2007 and 2009. Of this amount, approximately 88 percent is budgeted for property, plant and equipment, primarily for the modernization of existing generation facilities and power and gas networks, as well as for the construction of new facilities (most of which are expected to come on-line after 2009). As described in more detail in the description of the market unit’s activities in Item 4, the construction of new power stations at Datteln and Irsching has already begun, while E.ON is committed to building a new coal-fired power station at Staudinger if and when the necessary regulatory approvals are obtained. The market unit’s plans also call for the construction of a coal-fired test facility capable of operating with an efficiency of more than 50 percent. Outside of Germany, E.ON has started to build a modern gas-fired power station at Livorno Ferraris in Italy, and plans to build a coal-fired power station at Maasvlakte in the Netherlands and various power stations in Eastern Europe. A total of approximately €3.6 billion has been budgeted for investments in power and gas networks in Central Europe, of which approximately €2.4 billion is intended for the maintenance of existing networks. The market unit’s budgeted financial investments of approximately €1.4 billion are mainly earmarked for the development of E.ON’s market position in Eastern Europe and Turkey.

The Pan-European Gas market unit plans to invest approximately €4.7 billion during the three-year period, of which €3.4 billion is budgeted for investments in property, plant and equipment. These investments are mainly targeted towards enhancing the security and flexibility of gas supplies by improving and expanding the gas transmission pipelines and storage facilities, as well as the construction of a new LNG terminal at Wilhelmshaven that is currently scheduled to begin operation in 2010. In addition, approximately €0.8 billion is budgeted for investments in the development of upstream facilities, while the market unit’s budgeted financial investments of approximately €1.3 billion essentially relate to its planned acquisition of a minority interest in the Severneftegazprom joint venture, which holds the exploration and production license for the Yushno Russkoje gas field in Russia. For additional information on this venture, see “Item 4. Information on the Company — Business Overview — Pan-European Gas — Supply — Exploration and Production.”

Investments at the U.K. market unit are expected to total approximately €4.3 billion through 2009 and are almost entirely focused on property, plant and equipment, primarily the modernization of generation facilities and network infrastructure. The market unit’s plans include the replacement of some of its existing generation capacity with a new gas-fired power station and a new coal-fired facility that are currently scheduled to begin operation in 2009 and 2012/13, respectively. Of this €4.3 billion, approximately €0.2 billion has been budgeted for financial investments in companies operating wind power facilities.

The Nordic market unit is expected to invest approximately €2.7 billion in property, plant and equipment over the three-year period, while not having budgeted any amounts for financial investments. Nordic’s investments are mainly earmarked for the improvement of power distribution networks and the modernization and upgrade of existing generation facilities, as well as the construction of a new CHP power station and the development of wind power projects.

Capital expenditures totalling approximately €2.1 billion through 2009 are budgeted at the U.S. Midwest market unit. All of these investments are earmarked for property, plant and equipment. The market unit’s most important investment project is the construction of Trimble County 2, a 750 MW coal-fired power station, while investments will also be made in environmental measures at existing power stations and the improvement of power and gas networks.

The investment plan summarized above only contains projects that E.ON believes are sufficiently probable from today’s perspective.

The proposed offer for Endesa is the only material transaction expected to have a significant impact on E.ON’s cash flows in 2007.

Upon approval of the Supervisory Board on August 10, 2005, E.ON Pension Trust e.V. and Pensionsabwicklungstrust e.V. were formed, each with registered offices in Grünwald, Germany. The purpose of these trusts is the fiduciary administration of funds to provide for future pension benefit payments to employees of German group companies (the so-called “CTA model”). The board resolution allows for a maximum contribution of €5.4 billion. In 2006, E.ON made a contribution of €5.2 billion.

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

E.ON expects that cash flow from operations will continue to be the primary source of funds for capital expenditures in its ongoing business (i.e., excluding Endesa) and working capital requirements in 2007. E.ON believes that its cash flow and available liquid funds and credit lines will be sufficient to meet the anticipated cash needs of its ongoing business operations. In addition, various means of raising share capital (see “Item 10. Additional Information — Memorandum and Articles of Association — Changes in Capital” and Note 17 of the Notes to Consolidated Financial Statements) and debt are available to E.ON.

Fair Value of Derivatives.  E.ON has established risk management policies that allow the use of foreign currency, interest rate, equity, and commodity derivative instruments and other instruments and agreements to manage its exposure to market, currency, interest rate, commodity price, share price and counterparty risk. E.ON uses derivatives for both trading and non-trading purposes. Proprietary trading is conducted with the goal of improving operating results within defined limits in specified markets.

The estimated fair value of commodity contracts used in the Group’s trading activities for the year ended December 31, 2006 is presented below:

FAIR VALUE RECONCILIATION TABLE
(€ in millions)

Fair value of contracts outstanding at the beginning of the period	1,474.3
Change to scope of consolidation	(8.4)
Contracts realized or otherwise settled during the period	(609.7)
Fair value of new contracts entered into during the period	(646.8)
Changes in fair values attributable to changes in valuation techniques and assumptions	—
Other changes in fair values	(1,605.2)

Fair value of contracts outstanding at the end of the period	(1,395.8)

For information regarding E.ON’s trading activities, risk management and market factors impacting the fair values of contracts, see the respective market unit descriptions in “Item 4. Information on the Company — Business Overview,” “— Risk Management,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Notes 28 and 29 of the Notes to Consolidated Financial Statements.

E.ON estimated the gross mark-to-market value of its commodity contracts as of December 31, 2006 using quoted market values where available and other valuation techniques where market data is not available. In such instances, E.ON uses alternative pricing methodologies, including, but not limited to, fundamental data models, spot prices adjusted for forward premiums/discounts and option pricing models. Fair value contemplates the effects of credit risk, liquidity risk and the time value of money on gross mark-to-market positions.

The following table shows the sources of prices used to calculate the fair value of commodity contracts at December 31, 2006. In many cases these prices are fed into option models that calculate a gross mark-to-market value from which fair value is derived after considering reserves for liquidity, credit, time value and model confidence.

SOURCE OF FAIR VALUE TABLE

	Fair Value of Contracts at Period-End
	Maturity			Maturity in
	less than	Maturity	Maturity	Excess of	Total Fair
Source of Fair Value	1 Year	1-3 Years	4-5 Years	5 Years	Value
	(€ in millions)

Prices actively quoted	(786.7)	(148.0)	(16.5)	12.7	(938.5)
Prices provided by other external sources	(1.2)	(0.1)	—	—	(1.3)
Prices based on models and other valuation methods	(341.2)	(195.8)	70.5	10.5	(456.0)

The amounts disclosed above are not indicative of likely future cash flows, as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and E.ON’s risk management portfolio needs and strategies.

RESEARCH AND DEVELOPMENT

E.ON only performs minimal research and development (“R&D”) activities. In 2006, E.ON spent approximately €27 million on R&D, compared with €24 million in 2005 and €19 million in 2004. In each of 2006, 2005 and 2004, E.ON’s R&D expenditures as a percentage of sales were below one percent. E.ON does not anticipate any significant changes in its R&D expenditures in the near term. The 2006 expenditures were attributable to the Nordic, Pan-European and U.K. market units. The E.ON Group employs 175 R&D employees.

TREND INFORMATION

For information on the principal trends and uncertainties affecting the Company’s results of operations and financial condition, see “Item 3. Key Information — Risk Factors,” the respective market unit descriptions in “Item 4. Information on the Company — Business Overview” and “— Operating Environment,” and “— Results of Operations” and ‘‘— Liquidity and Capital Resources” above.

PROCESS OF TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In July 2002, the European Parliament and Council passed Regulation No. 1606/2002 on the adoption of International Financial Reporting Standards (“IFRS”) by European companies. In accordance with the Regulation, companies whose securities are publicly traded on a regulated market in an EU country are generally required to prepare their consolidated financial statements in accordance with IFRS, as adopted by the EU, for fiscal years commencing on or after January 1, 2005. The Regulation allowed individual EU member states to defer the deadline for adopting IFRS until 2007 in certain circumstances, particularly with respect to those companies that apply internationally accepted standards other than IFRS due to the fact that their securities are listed on a market outside of the EU. Germany adopted this deferral option in implementing the regulation. E.ON currently prepares its consolidated financial statements in accordance with U.S. GAAP. Accordingly, it qualifies for the German deferral option and is therefore required to prepare its consolidated financial statements for the fiscal year ending December 31, 2007 in accordance with IFRS as adopted by the EU. E.ON expects to meet this statutory deadline and to prepare an opening balance sheet in accordance with IFRS as of January 1, 2006 as part of its transition process. Even after E.ON has adopted IFRS as its primary accounting principles, it will be required to present a reconciliation of net income and stockholders’ equity in accordance with U.S. GAAP in its Annual Report on Form 20-F.

In order to prepare for the transition, E.ON has undertaken a project to determine the relevant differences between IFRS and U.S. GAAP and to evaluate the impact on the Company’s financial reporting. However, it is currently not possible to determine exactly the impact on the Company’s financial reporting of the conversion to IFRS. In addition to the fact that the transition project has yet to be completed, the IFRS principles that E.ON will adopt for the fiscal year ending December 31, 2007 will be those then in effect. As a result, new pronouncements from the International Accounting Standards Board (“IASB”) and the required endorsement process by the EU prior to such date could have an impact on E.ON’s consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

E.ON uses certain off-balance sheet arrangements in the ordinary course of business, including financial guarantees, lines of credit, indemnification agreements and other guarantees. E.ON’s arrangements in each of these categories are described in more detail below. For additional information, see Notes 24 and 25 of the Notes to Consolidated Financial Statements.

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

The Company’s financial guarantees as of December 31, 2006 included certain direct obligations relating to E.ON’s generation of electricity from nuclear power plants in Germany and Sweden, primarily those arising from solidarity agreements in connection with the requirement that German nuclear power plant operators provide nuclear accident liability coverage of up to €2.5 billion per accident. These obligations are described in more detail in “Item 4. Information on the Company — Environmental Matters — Germany: Electricity” and Note 25 of the Notes to Consolidated Financial Statements. E.ON’s direct obligations also include direct financial guarantees issued in favor of the creditors of related parties and third parties. The Company’s obligations under these direct financial guarantees with specified terms extend as far as 2023, and the maximum undiscounted amounts potentially payable in the future under these direct guarantees totaled €370 million at December 31, 2006, compared with €427 million at year-end 2005. Of these amounts, €284 million and €304 million, respectively, involved guarantees issued on behalf of related parties (including financing arrangements for the Interconnector undersea gas pipeline). E.ON’s indirect financial guarantees include, inter alia, obligations in connection with cross-border leasing transactions entered into by E.ON Benelux, mainly obligations to provide financial support, primarily to related parties. E.ON’s obligations under indirect financial guarantees with specified terms extend as far as 2030. The maximum undiscounted amounts potentially payable in the future under these indirect guarantees totaled €582 million at year-end 2006, compared with €431 million at December 31, 2005. Of these amounts, €262 million and €67 million, respectively, involved guarantees issued on behalf of related parties. As of December 31, 2006 and 2005, the Company had recorded provisions in accordance with U.S. GAAP of €5 million and €25 million, respectively, with respect to its obligations under all of these non-nuclear financial guarantees.

Indemnification Agreements.  A number of the agreements governing E.ON’s divestiture of former subsidiaries and operations include indemnification clauses (Freistellungen) and other guarantees, certain of which are required by applicable local law. These arrangements generally comprise customary guarantees relating to the accuracy of representations and warranties, as well as indemnification provisions relating to contingent future environmental and tax liabilities. The Company’s obligations under these arrangements with specified terms extend as far as 2041 in accordance with contractual arrangements and local legal requirements, unless shorter terms were contractually agreed. The maximum undiscounted amount potentially payable in respect of the circumstances expressly set forth in these agreements was €6,865 million as of December 31, 2006, as compared with €6,623 million at year-end 2005. In a number of cases, it is not possible to reliably estimate a maximum obligation because there is no maximum liability specified in the contract. A number of the contracts also require the buyer to either share costs or cover a certain amount of costs before the Company is required to make any payments. Certain of E.ON’s obligations under these arrangements are also covered by insurance and/or provisions established at the relevant divested companies. As of December 31, 2006 and 2005, the Company had recorded provisions in accordance with U.S. GAAP of €270 million and €296 million, respectively, with respect to all indemnities and other guarantees included in the relevant agreements. Guarantees issued by companies that were later sold by E.ON AG (or VEBA AG and VIAG AG before their merger) have generally been assumed by the buyers of the relevant businesses in the final sales contracts in the form of indemnities, and are therefore no longer obligations of E.ON.

Other Guarantees.  E.ON’s obligations under “other guarantees” primarily include those relating to market value guarantees and warranties. These warranty obligations primarily relate to E.ON Energie’s business, while those for market value guarantees primarily arise from assurances as to the future value of securities pledged in connection with cross-border leasing transactions. As of December 31, 2006, the maximum potential undiscounted future payments potentially payable in respect of these warranties and market value guarantees amounted to €104 million, as compared with €130 million at year-end 2005.

Variable Interest Entities.  The Company holds variable interests in various Variable Interest Entities (“VIEs”), which are not significant either individually or in the aggregate. As of December 31, 2004, the VIEs consolidated in the Consolidated Financial Statements comprised two jointly managed electricity companies, two real estate leasing companies, one company for the management and disposal of real estate and one company managing investments. Following the termination of all contractual relationships with the VIE for the management and disposal of real estate in August 2005, which was presented as a discontinued operation as of December 31, 2005, FIN 46R no longer applies to this company. During the second quarter of 2006, E.ON acquired additional interests in one of the two real estate leasing companies. This company is now consolidated under the general consolidation rules as opposed to under the rules of FIN 46R. As of December 31, 2006, the VIEs consolidated within the E.ON Group had total assets of €710 million and recorded earnings for 2006 of €27 million before consolidation. At December 31, 2006, €132 million in non-current assets of these entities served as collateral for financial leasing and bank credits. The recourse of creditors of the consolidated VIEs to the assets of the primary beneficiary is generally limited. One VIE has no such limitation of recourse. The primary beneficiary was liable for €75 million in respect of this entity as of December 31, 2006.

In addition, E.ON has had contractual relationships with one leasing company in the energy sector since July 1, 2000. The Company is not the primary beneficiary of this VIE. The entity is currently in liquidation pursuant to a shareholder resolution. This entity had no significant assets and no liabilities at year end 2005 and 2006. Neither the relationship to this entity nor its liquidation is expected to result in the realization of losses by E.ON.

The extent of E.ON’s interest in another VIE, which has been in existence since 2001 and was expected to terminate in 2005, cannot be assessed in accordance with the FIN 46R criteria due to insufficient information. The significant transactions between this entity and the E.ON Group took place in the fourth quarter of 2005, with no activities thereafter. However, the entity’s liquidation remains outstanding. The entity handled the liquidation of assets from operations that had already been sold. Originally, its total assets amounted to €127 million. The termination of the relationship with this entity is not expected to result in any significant effects on E.ON’s earnings.

For additional information, see Note 3 of the Notes to Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

The following table summarizes E.ON’s contractual obligations as of December 31, 2006 and the related amounts falling due in each of the periods presented:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(€ in millions)

Financial Liabilities(1)(2)	17,753	3,978	5,446	1,862	6,467
Capital Lease Obligations	175	46	56	20	53
Operating Leases	645	159	175	127	184
Purchase Obligations	241,443	28,473	43,575	41,214	128,181
Asset Retirement Obligations	9,948	460	312	253	8,923
Pension Payments	9,790	883	1,847	1,943	5,117
Other Long-Term Obligations	3,888	2,726	992	5	165

Total Contractual Obligations	283,642	36,725	52,403	45,424	149,090

(1)	Excludes capital lease obligations.

(2)	Includes estimated interest payment obligations for these liabilities.

As of December 31, 2006, the majority of the Company’s contractual obligations arose under long-term purchase contracts in its core energy business, primarily for natural gas and electricity. For additional details on E.ON’s financial liabilities and lease obligations, see Notes 24 and 25 of the Notes to Consolidated Financial Statements. For information on pension obligations, see Note 22 of the Notes to Consolidated Financial Statements.

Purchase Obligations.  E.ON’s purchase obligations primarily relate to the procurement of gas (€221 billion) and electricity (€8 billion). E.ON Ruhrgas purchases nearly all of its natural gas under long-term supply contracts with international and German gas producers. For more detailed information, see “Item 4. Information on the Company — Business Overview — Pan-European Gas.” As is standard in the industry, the price E.ON Ruhrgas pays for gas under these contracts is calculated on the basis of complex formulas incorporating variables based upon current market prices for fuel oil, gas oil, coal and/or other competing fuels, with prices being automatically re-calculated periodically. The contracts also generally provide for formal revisions and adjustments of the price and other business terms to reflect changes in the market environment (in many cases expressly including changes in the retail market for natural gas and competing fuels), generally providing that such revisions may only be made once every few years unless the parties agree otherwise. Claims for revision are subject to binding arbitration in the event the parties cannot agree on the necessary adjustments. The contracts also require E.ON Ruhrgas to pay for specified minimum quantities of gas even if it does not take delivery of such quantities, a standard gas industry practice known as “take or pay.” Certain of the Company’s other energy businesses also procure gas under similar arrangements. E.ON calculates the financial obligations arising from these contracts using the same principles that govern its internal budgeting process, as well as taking into account the specific take-or-pay obligations in the individual contracts.

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

Other Long-Term Obligations.  E.ON’s Other Long-Term Obligations consist primarily of obligations arising out of option agreements that would require the Company to purchase shares from third parties.

As of December 31, 2006, E.ON is a party to put option agreements related to certain of its acquisitions, including one that allows the minority shareholder in E.ON Sverige to sell its remaining stake in that company to E.ON at any time through December 15, 2007 at an agreed price, and others that allow minority shareholders in other companies controlled by E.ON Energie to exercise similar rights. As of December 31, 2006, the total amount potentially payable in connection with such obligations was approximately €2.6 billion.

Other Long-Term Obligations in the table above do not include E.ON’s contingent obligation to acquire up to 100.0 percent of shares in Endesa pursuant to the terms of its proposed tender offer. For more information with regard to the offer and this contingent obligation, see “Item 4. Information on the Company — History and Development of the Company — Proposed Endesa Acquisition” and Note 33 of the Notes to Consolidated Financial Statements.

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

Because all members of the Supervisory Board are elected at the same time, their terms expire simultaneously. The term of a substitute member of the Supervisory Board elected or appointed by a court to fill a vacancy ends at the time when the term of the original member would have ended. The incumbent members of E.ON’s Supervisory Board, their respective ages and their principal occupation and experience, each as of December 31, 2006, as well as the year in which they were first elected or appointed to the Supervisory Board are as follows:

			Year First
Name and Position Held	Age	Principal Occupation	Elected

Ulrich Hartmann(1)(2)*(3)* Chairman of the Supervisory Board	68	Retired Co-Chief Executive Officer of E.ON AG; formerly Chairman of the Board of Management and Chief Executive Officer of VEBA AG	2003

		Supervisory Board Memberships/Directorships:
		Deutsche Bank AG, Deutsche Lufthansa AG, Hochtief AG, IKB Deutsche Industriebank AG (Chairman), Münchener Rückversicherungs-Gesellschaft AG, Henkel KGaA(4)

Hubertus Schmoldt(2)(3)(5) Deputy Chairman of the Supervisory Board	61	Chairman of the Board of Management of Industriegewerkschaft Bergbau, Chemie, Energie	1996

		Supervisory Board Memberships/Directorships:
		Bayer AG, DOW Olefinverbund GmbH, Deutsche BP AG, RAG Aktiengesellschaft, RAG Beteiligungs-AG

Dr. Karl-Hermann Baumann(1)* Member of the Supervisory Board	71	Formerly Chairman of the Supervisory Board of Siemens AG; formerly member of the Board of Management of Siemens AG	2000

		Supervisory Board Memberships/Directorships:
		Linde AG, Schering AG

Dr. Rolf-E. Breuer Member of the Supervisory Board	69	Formerly Chairman of the Supervisory Board of Deutsche Bank AG; formerly Spokesman of the Board of Management of Deutsche Bank AG	1997

		Supervisory Board Memberships/Directorships:
		Landwirtschaftliche Rentenbank(4)

Dr. Gerhard Cromme(3) Member of the Supervisory Board	63	Chairman of the Supervisory Board of ThyssenKrupp AG	1993

		Supervisory Board Memberships/Directorships:
		Allianz SE, Axel Springer AG, Deutsche Lufthansa AG, Siemens AG, Suez S.A.(4), BNP Paribas S.A.(4), Compagnie de Saint-Gobain(4)

			Year First
Name and Position Held	Age	Principal Occupation	Elected

Gabriele Gratz(5)(6) Member of the Supervisory Board	58	Chairwoman of the Works Council of E.ON Ruhrgas AG	2005

		Supervisory Board Memberships/Directorships:
		E.ON Ruhrgas AG

Wolf-Rüdiger Hinrichsen(2)(3)(5) Member of the Supervisory Board	51	Vice-Chairman of the Group Workers’ Council of E.ON AG	1998

Ulrich Hocker Member of the Supervisory Board	56	General Manager of the German Investor Protection Association	1998

		Supervisory Board Memberships/Directorships:
		Feri Finance AG, Karstadt Quelle AG, ThyssenKrupp Stainless AG, Gartmore SICAV(4), Phoenix Mecano AG(4) (Chairman)

Eva Kirchhof(5) Member of the Supervisory Board	49	Diploma-Physicist, E.ON Sales and Trading GmbH	2002

Seppel Kraus(5) Member of the Supervisory Board	53	Secretary of Labor Union Supervisory Board Memberships/Directorships: Wacker-Chemie AG, Novartis Deutschland GmbH, Hexal AG	2003

Prof. Dr. Ulrich Lehner Member of the Supervisory Board	60	President and Chief Executive Officer, Henkel KGaA	2003

		Supervisory Board Memberships/Directorships: HSBC Trinkaus & Burkhardt KGaA, Ecolab Inc.(4), Novartis AG(4), The DIAL Corporation(4) (Chairman)

Dr. Klaus Liesen Member of the Supervisory Board	75	Honorary Chairman of the Supervisory Board of E.ON Ruhrgas AG and of Volkswagen AG; formerly Chairman of the Supervisory Board of E.ON Ruhrgas AG	1991

Erhard Ott(5) Member of the Supervisory Board	53	Member of the Board of Management, Unified Services Sector Union (ver.di)	2005

Ulrich Otte(1)(5)(6) Member of the Supervisory Board	57	Chairman of the Central Works Council, E.ON Energie AG	2001

Hans Prüfer(5)(7) Member of the Supervisory Board	57	Chairman of the Group Works Council, E.ON AG	2006

		Supervisory Board Memberships/Directorships:
		E.ON Energie AG

Klaus-Dieter Raschke(1)(5) Member of the Supervisory Board	53	Chairman of the Combined Works Council, E.ON Energie AG	2002

		Supervisory Board Memberships/Directorships:
		E.ON Energie AG, E.ON Kernkraft GmbH

Dr. Henning Schulte-Noelle(2) Member of the Supervisory Board	64	Chairman of the Supervisory Board of Allianz SE; formerly Chairman of the Board of Management of Allianz SE	1993

		Supervisory Board Memberships/Directorships:
		Siemens AG, ThyssenKrupp AG

			Year First
Name and Position Held	Age	Principal Occupation	Elected

Prof. Dr. Wilhelm Simson Member of the Supervisory Board	68	Retired Co-Chief Executive Officer of E.ON AG; formerly Chairman of the Board of Management and Chief Executive Officer of VIAG AG	2003

		Supervisory Board Memberships/Directorships:
		Frankfurter Allgemeine Zeitung GmbH, Merck KGaA(4) (Chairman), Freudenberg KG (4), Jungbunzlauer Holding AG(4), E. Merck OHG(4), Hochtief AG

Gerhard Skupke(5) Member of the Supervisory Board	57	Chairman of the Central Works Council, E.ON edis AG	2003

		Supervisory Board Memberships/Directorships:
		E.ON edis AG

Dr. Georg Freiherr von Waldenfels Member of the Supervisory Board	62	Former Minister of Finance of the State of Bavaria; Attorney	2003

		Supervisory Board Memberships/Directorships:
		Georgsmarienhütte Holding GmbH, GI Ventures AG (Chairman)

*	Chairman of the respective Supervisory Board committee.

(1)	Member of E.ON AG’s Audit Committee. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance — The Supervisory Board Committees.”

(2)	Member of E.ON AG’s Executive Committee, which covers the functions of a remuneration committee. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance — The Supervisory Board Committees.”

(3)	Member of E.ON AG’s Finance and Investment Committee. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance — The Supervisory Board Committees.”

(4)	Membership in comparable domestic or foreign supervisory body of a commercial enterprise.

(5)	Elected by the employees.

(6)	Ulrich Otte was a member of E.ON AG’s Supervisory Board until December 31, 2006. He was elected by the employees and a member of E.ON AG’s Audit Committee. On January 4, 2007, Hans Wollitzer, Chairman of the Central Works Council of E.ON Energie AG, was publicly appointed as his successor. On March 6, 2007, Gabriele Gratz was elected as a new member of E.ON AG’s Audit Committee, replacing Ulrich Otte.

(7)	Member since July 25, 2006. Hans Prüfer was elected to the position held prior to that date by Günter Adam.

The current members of the Supervisory Board are subject to reelection in 2008.

BOARD OF MANAGEMENT (VORSTAND)

As of December 31, 2006, the Board of Management of E.ON consisted of seven members (the total number is determined by the Supervisory Board) who are appointed by the Supervisory Board in accordance with the Stock Corporation Act.

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

In 2006, E.ON introduced a new Board structure to prepare for an even stronger market focus and for the Group’s future growth. In October 2006, the Supervisory Board of E.ON AG decided that the future Board of Management will include not only the Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the Chief Human Resources Officer but also a Chief Operating Officer (COO) and a Board member in charge of Corporate Development/New Markets. The new Board of Management structure will be effective as of April 1, 2007.

The members of the Board of Management, their respective ages and their positions and experience, each as of December 31, 2006, as well as the year in which they were first appointed to the Board and the years in which their terms expire, respectively, are as follows:

			Year First	Year Current
Name and Title	Age	Business Activities and Experience	Appointed	Term Expires

Dr. Wulf H. Bernotat Chairman of the Board of Management	58	Chief Executive Officer; Corporate Communications, Corporate and Public Affairs, Investor Relations, Supervisory Board Relations, Strategy, Executive Development, Audit; formerly Chairman of the Board of Management of Stinnes AG	2003	2008

		Supervisory Board Memberships/Directorships:
		E.ON Energie AG(1) (Chairman), E.ON Ruhrgas AG(1) (Chairman), Allianz SE, Metro AG, Bertelsmann AG, RAG Aktiengesellschaft (Chairman), RAG Beteiligungs-AG (Chairman), E.ON Nordic AB(2)(3) (Chairman), E.ON UK plc(2)(3) (Chairman), E.ON US Investments Corp.(2)(3) (Chairman), E.ON Sverige AB(2)(3) (Chairman)

Dr. Burckhard Bergmann Member of the Board of Management	63	Upstream Business, Market Management, Group Regulatory Management; Chairman of the Board of Management and Chief Executive Officer of E.ON Ruhrgas AG	2003	2008

		Supervisory Board Memberships/Directorships:
		Thüga AG(1) (Chairman), Allianz Lebensversicherungs-AG, MAN Ferrostaal AG, Jaeger Akustik GmbH & Co.(2) (Chairman), Accumulatorenwerke Hoppecke Carl Zoellner & Sohn GmbH(2), OAO Gazprom(2), E.ON Ruhrgas E & P GmbH(2)(3) (Chairman), Nord Stream AG(2), E.ON Gastransport AG & Co. KG(2)(3) (Chairman), E.ON UK plc(2)(3), ZAO Gerosgaz(2)(3) (Chairman; in alternation with a representative of the foreign partner)

Christoph Dänzer-Vanotti(4) Member of the Board of Management	51	Chief Human Resources Officer; Labor Relations, Personnel, Infrastructure and Services, Procurement, Organization; formerly Member of the Board of Management of E.ON Ruhrgas AG	2006	2009

			Year First	Year Current
Name and Title	Age	Business Activities and Experience	Appointed	Term Expires

Lutz Feldmann(5) Member of the Board of Management	49	Corporate Development/New Markets; formerly Group Vice President Marketing of BP p.l.c.	2006	2009

Dr. Hans Michael Gaul(6) Member of the Board of Management	64	Controlling/Corporate Planning, M&A, Legal Affairs; formerly Member of the Board of Management of VEBA AG	1990	2007

		Supervisory Board Memberships/Directorships:
		Degussa AG, E.ON Energie AG(1), E.ON Ruhrgas AG(1), Allianz Versicherungs-AG, DKV AG, RAG Aktiengesellschaft, STEAG AG, RAG Beteiligungs-AG, Volkswagen AG, E.ON Nordic AB(2)(3), E.ON Sverige AB(2)(3)

Dr. Marcus Schenck(4) Member of the Board of Management	41	Chief Financial Officer; Finance, Accounting, Taxes, IT; formerly Managing Director and Partner of Goldman Sachs & Co. oHG	2006	2009

Dr. Johannes Teyssen Member of the Board of Management(7)	47	Downstream Business, Market Management, Group Regulatory Management; Chairman of the Board of Management and Chief Executive Officer of E.ON Energie AG	2004	2008
		Supervisory Board Memberships/Directorships:
		E.ON Bayern AG(1) (Chairman), E.ON Hanse AG(1) (Chairman), Salzgitter AG, E.ON Nordic AB(2)(3), E.ON Sverige AB(2)(3)

(1)	Group mandate.

(2)	Membership in comparable domestic or foreign supervisory body of a commercial enterprise.

(3)	Other Group mandate (membership in comparable domestic or foreign supervisory body of a commercial enterprise).

(4)	Member since December 1, 2006. Dr. Marcus Schenck was appointed to the position held prior to that date by Dr. Erhard Schipporeit; Christoph Dänzer-Vanotti was appointed to that formerly held by Dr. Manfred Krüper.

(5)	Member since December 1, 2006. Lutz Feldmann was appointed to the new position.

(6)	On April 1, 2007, Dr. Hans Michael Gaul will retire from the Board.

(7)	Dr. Johannes Teyssen will become Chief Operating Officer as of April 1, 2007.

The members of the Supervisory Board and Board of Management hold, in aggregate, less than 1 percent of E.ON’s outstanding Ordinary Shares.

COMPENSATION

SUPERVISORY BOARD

Compensation System for Members of the Supervisory Board

The compensation of Supervisory Board members is governed by E.ON AG’s Articles of Association. In accordance with German law and the recommendations set forth in the German Corporate Governance Code (Deutscher Corporate Governance Kodex, the “Code”), the current compensation system, which has been in effect since 2005, takes into consideration the responsibility and the scope of duties of the members of the Supervisory Board as well as the Company’s financial situation and business performance. In accordance with the Code, Supervisory Board members receive fixed annual compensation as well as two variable, performance-based compensation components: a short-term component linked to dividends and a long-term component linked to the three-year average of the E.ON Group’s consolidated net income per share. More specifically:

Fixed compensation:  in addition to being reimbursed for their expenses (including the value-added tax due on their compensation), Supervisory Board members receive a fixed amount of €55,000 for each fiscal year.

Short-term variable compensation:  in addition, members of the Supervisory Board receive variable compensation of €115.00 for each €0.01 of the per share annual dividend paid out to shareholders with respect to the prior fiscal year, to the extent such dividend is in excess of €0.10 per Ordinary Share.

Long-term variable compensation: furthermore, members of the Supervisory Board receive variable compensation of €70.00 for each €0.01 of any positive difference between the three-year average of the E.ON Group’s consolidated net income per share and €2.30.

Individuals who were members of the Supervisory Board or any of its committees for less than the entire fiscal year receive pro rata compensation for each full or partial month of membership. Fixed compensation is payable after the end of the financial year. Variable compensation components are payable after the annual general meeting of shareholders, which votes to formally approve the acts of the members of the Supervisory Board in the previous financial year.

The Chairman of the Supervisory Board receives a total of three times the above-mentioned compensation; the Deputy Chairman and every chairman of a Supervisory Board committee receive a total of twice the above-mentioned amount; and each committee member receives a total of one-and-a-half times the above-mentioned compensation. For more information about the Supervisory Board committees, see “Item 10. Additional Information — Memorandum and Articles of Association — Corporate Governance — The Supervisory Board Committees.”

Supervisory Board members are paid an attendance fee of €1,000 per day for meetings of the Supervisory Board or its committees. Finally, the Company has taken out liability insurance for the benefit of Supervisory Board members to cover the statutory liability related to their Supervisory Board duties. If an insurance claim is granted, this insurance includes a deductible equal to 50 percent of a Supervisory Board member’s annual fixed compensation.

The fixed annual compensation of €55,000 is intended to take into account the independence of the Supervisory Board required to fulfill the supervisory function. In addition, there are a number of duties that Supervisory Board members need to perform irrespective of the Company’s financial performance. For this reason, the Company believes that a minimum level of compensation should be guaranteed even during times that are difficult for the Company, when the work of the Supervisory Board is usually particularly challenging. On the other hand, dividend-based compensation is designed to ensure that the Supervisory Board’s compensation interests are, to some extent, aligned with shareholders’ return expectations. Finally, since another part of variable compensation is linked to the three-year average of consolidated net income, the Supervisory Board’s compensation also contains a component that is related to the Company’s long-term performance.

Compensation of the Members of the Supervisory Board

Provided that E.ON’s annual shareholders’ meeting on May 3, 2007 approves the proposed dividend, the total compensation of the members of the Supervisory Board for 2006 will amount to €4.1 million (2005: €3.8 million).

The following table sets forth details of the compensation of each member of E.ON’s Supervisory Board (in the capacities indicated) in 2006, presented in accordance with the recommendations of the German Corporate Governance Code:

		Variable	Variable
	Fixed	Short-Term	Long-Term	Compensation
	Compensation	Compensation	Compensation	for Supervisory
	for Service on	for Service on	for Service on	Board
	E.ON’s	E.ON’s	E.ON’s	Memberships
	Supervisory	Supervisory	Supervisory	at Affiliated
Name	Board	Board	Board	Companies	Total
	(€)

Ulrich Hartmann	165,000	112,125	130,410	0	407,535
Hubertus Schmoldt	110,000	74,750	86,940	0	271,690
Günter Adam (until June 30, 2006)	27,500	18,687	21,735	0	67,922
Dr. Karl-Hermann Baumann	110,000	74,750	86,940	0	271,690
Dr. Rolf-E. Breuer	55,000	37,375	43,470	0	135,845
Dr. Gerhard Cromme	82,500	56,063	65,205	33,288	237,056
Gabriele Gratz	55,000	37,375	43,470	102,000	237,845
Wolf-Rüdiger Hinrichsen	82,500	56,063	65,205	0	203,768
Ulrich Hocker	55,000	37,375	43,470	0	135,845
Eva Kirchhof	55,000	37,375	43,470	0	135,845
Seppel Kraus	55,000	37,375	43,470	0	135,845
Prof. Dr. Ulrich Lehner	55,000	37,375	43,470	0	135,845
Dr. Klaus Liesen	55,000	37,375	43,470	0	135,845
Erhard Ott	55,000	37,375	43,470	0	135,845
Ulrich Otte	82,500	56,063	65,205	57,074	260,842
Hans Prüfer (from July 25, 2006)	27,500	18,687	21,735	18,000	85,922
Klaus-Dieter Raschke	82,500	56,063	65,205	53,230	256,998
Dr. Henning Schulte-Noelle	82,500	56,063	65,205	0	203,768
Prof. Dr. Wilhelm Simson	55,000	37,375	43,470	0	135,845
Gerhard Skupke	55,000	37,375	43,470	16,300	152,145
Dr. Georg Freiherr von Waldenfels	55,000	37,375	43,470	0	135,845

Subtotal	1,457,500	990,439	1,151,955	279,892	3,879,786
Attendance fees and meeting-related reimbursements(1)					172,768

Total	1,457,500	990,439	1,151,955	279,892	4,052,554

(1)	Attendance fees and meeting-related reimbursements are given as an aggregate for all Supervisory Board members.

No loans were outstanding or granted to members of the Supervisory Board in 2006. For details of the members of the Supervisory Board, see the table under “— Directors and Senior Management — Supervisory Board (Aufsichtsrat)” above.

BOARD OF MANAGEMENT

  Compensation System for Members of the Board of Management

The compensation of the members of the Board of Management is currently composed of a fixed annual base salary, an annual bonus, and a long-term variable component.

The base salary is paid on a monthly basis and is reviewed regularly to determine whether it is in line with market salaries and whether it is fair and reasonable. The last date on which salaries were adjusted was July 1, 2006.

The amount of the bonus is determined by the degree to which certain corporate and personal performance targets are achieved under a target-setting system, 70 percent of which is related to corporate performance targets and 30 percent to personal targets. The corporate performance targets reflect, in equal shares, operating performance (as measured by adjusted EBIT) and return on capital employed (“ROCE”). Board of Management members who fully achieve their performance target receive the target bonus agreed to in their contracts. The maximum bonus that can be achieved is 200 percent of the target bonus. Any compensation received for work done in the Company’s interest (other directorships at Group companies) is set off against the bonus or transferred to the Company.

The long-term variable compensation component that Board of Management members receive is stock-based compensation. This compensation is designed to reward Board of Management members (and other key executives) for their contributions to increasing the Company’s shareholder value and to promote E.ON’s long-term business performance. The Company believes that this variable pay component, which combines incentives for long-term growth with a risk component, effectively aligns management’s and shareholders’ interests.

In 2006, the E.ON Share Performance Plan, a new uniform Group-wide stock-based compensation system, was introduced. The amount of compensation beneficiaries receive from the E.ON Share Performance Plan depends on the performance of E.ON’s stock price, both in absolute terms and relative to an industry index.

Through the end of 2005, E.ON awarded annual stock appreciation rights (each, a “SAR”) as part of its stock option program. SARs already granted may still be exercised in accordance with the program’s terms and conditions. Both programs are described in Note 9 of the Notes to Consolidated Financial Statements.

In line with the Code’s recommendations, the total compensation paid to Board of Management members therefore includes both fixed and variable components. Criteria applied to determine the amount of compensation include in particular a Board of Management member’s duties, his or her personal performance and the performance of the Board of Management as a whole, as well as the Company’s financial situation, its business performance, and its future prospects, each relative to a market-based benchmark.

The variable compensation components contain an element of risk and consequently are not guaranteed compensation. The stock-based compensation program is based on demanding, relevant benchmark parameters. Under the program’s terms, performance targets or benchmark parameters cannot be changed at a later stage.

The Supervisory Board’s Executive Committee is responsible for decisions on compensation. The Supervisory Board last discussed the compensation system for the Board of Management at its meeting on December 13, 2006.

In the event of a premature loss of a Board of Management position due to a change-in-control event, the service agreements of Board of Management members entitle them to severance and settlement payments.

With the exception of those members who joined the Board of Management in 2006, during the reporting year change-in-control agreements existed with all members of the Board of Management which reflect the hitherto standard terms and conditions of such agreements for members of the E.ON AG Board of Management. Under these agreements, a change-in-control occurs if a single shareholder acquires 25 percent or more of the voting rights in the Company; if a third party acquires a share of the Company’s voting rights that has led or would lead to this party having a share of the voting rights of at least half of the Company’s share capital with voting rights at an annual shareholders’ meeting; or if the Company, as a dependent entity, concludes a corporate agreement, becomes part of another company through subordination, takes on a different legal form, or is merged with another company. If, within 12 months of any such change-in-control, the service agreement of a Board of Management member is terminated by mutual consent, expires, or is terminated by the member of the Board of Management because his or her position on the Board is materially altered by the change-in-control, he or she is entitled to severance pay equal to the capitalized amount of his or her total annual compensation (annual base salary, annual target bonus, and other compensation) for the remaining term of the service agreement. If the remaining term of the service agreement exceeds three years, severance pay for the period beyond three years will be reduced by 25 percent to reflect discounting and a set off for services rendered to other companies or organizations. In addition, he or she will receive a settlement payment equal to at least three times his or her total annual compensation or, if he or she has been a Board of Management member for more than ten years, four times such compensation. Together, severance and settlement payments may not exceed five times the Board of Management member’s total annual compensation.

On December 13, 2006, the Executive Committee of the Supervisory Board made changes to the terms of the change-in-control agreements. In February 2007, change-in-control agreements that incorporate these new terms were concluded with the members who joined the Board of Management in 2006: Mr. Dänzer-Vanotti, Dr. Schenck and Mr. Feldmann. Under the new agreements, a change-in-control only occurs upon the occurrence of one of the following three events: if a third party acquires at least 30 percent of the Company’s voting rights, thus triggering the automatic requirement to make an offer for the Company pursuant to Germany’s Stock Corporation Takeover Law; if the Company, as a dependent entity, concludes a corporate agreement; or if the Company is merged with another company. The severance and settlement payments based on such a change-in-control have also been modified for those members of the Board that joined in 2006. Board of Management members now are entitled to severance pay equal to the capitalized amount of their total annual compensation (annual base salary, annual target bonus, and other compensation) for the remaining term of their service agreement or for at least three years. They are not entitled to any settlement payments beyond this. To reflect discounting and a set off for services rendered to other companies or organizations, payments will be reduced by 20 percent. If a Board of Management member is above the age of 53, this 20 percent reduction is diminished according to an age-related schedule.

Following the end of their service for the Company, Board of Management members are entitled to receive pension payments in any of three cases: if they reach the standard retirement age (currently 60 years), if they are permanently incapacitated, or if their service agreement is terminated prematurely or not extended. Depending on the length of their service, Board of Management members are generally entitled to annual pension payments equal to between 50 percent and 75 percent of their last annual base salary. The annual pension of one member of the Board of Management is a fixed amount. If Board of Management members are entitled to pension payments stemming from earlier employment, these payments will be set off against their pension payments from the Company. If their service agreement is terminated prematurely or not extended, and if such termination or non-extension is not due to misconduct or rejection of an offer of extension that is at least on a par with the existing service agreement, Board of Management members who have been in a “Top Management” position in the E.ON Group for more than five years will receive a reduced pension as a bridge payment until they reach the age of 60. The amount of the bridge payment will be calculated based on the ratio between the actual and potential length of service to the Company until the age of 60 is reached. The pension arrangements granted by the Company to Board of Management members prior to 2006 do not include limitations on pension entitlements relating to premature termination or non-extension of service agreements.

The following table shows the current pension obligations to persons who served on the Board of Management in 2006. In line with the Code’s recommendations, the table also includes for each member the additions to provisions for pensions for each member calculated according to U.S. GAAP.

	Current pension entitlement at		Additions to provisions
	December 31, 2006		for pensions in 2006
	As a
	percentage of
	annual base			Thereof
Name	salary			interest cost
	(%)	(€)	(€)	(€)

Dr. Wulf H. Bernotat	70	868,000	1,462,762	381,956
Dr. Burckhard Bergmann	—	728,500	918,961	539,536
Christoph Dänzer-Vanotti (from December 1, 2006)(1)	50	300,000	69,563	231
Lutz Feldmann (from December 1, 2006)(1)	50	300,000	20,846	69
Dr. Hans Michael Gaul	75	562,500	669,008	397,514
Dr. Manfred Krüper (until November 30, 2006)(2)	—	—	691,085	355,312
Dr. Marcus Schenck (from December 1, 2006)(1)	50	300,000	34,245	114
Dr. Erhard Schipporeit (until November 30, 2006)(3)	75	562,500	1,042,739	332,170
Dr. Johannes Teyssen	70	525,000	617,863	245,552

(1)	Pension entitlement not yet vested.

(2)	Entered retirement on December 1, 2006.

(3)	Will enter retirement in February 2009.

Pension payments are adjusted on an annual basis to reflect changes in the German consumer price index. In the case of pensions granted before 2003, the Executive Committee of the Supervisory Board may, under certain circumstances, make additional adjustments that it deems appropriate. The annual pension of one member of the Board of Management is a fixed amount that is also adjusted on an annual basis to reflect changes in the consumer price index plus an additional 0.7 percent per year.

Following the death of an active or former member of the Board of Management, a reduced amount of his or her pension is paid as a survivor’s pension to the family. Widows and widowers are entitled to lifelong payment of 60 percent of the pension the Board of Management member received on the date of his or her death or would have received had he or she entered retirement on this date. This payment is terminated if a widow or widower remarries. The survivor’s pensions for the widows of two Board of Management members deviate from this model and are equal to 75 percent and 49.5 percent of the members’ respective pensions. The children or dependents of a Board of Management member who have not reached the age of 18 are entitled, for the duration of their education or professional training until they reach a maximum age of 25, to an annual payment equal to 20 percent of the pension the member of the Board of Management received or would have received on the date of his or her death. Surviving children benefits granted before 2006 deviate from this model and are equal to 15 percent of a Board of Management member’s pension. If, taken together, the survivor’s pensions of the widow or widower and children exceed 100 percent of a Board of Management member’s pension, the pensions paid to the children are reduced proportionally so as to eliminate the excess amount.

Compensation of the Members of the Board of Management

The composition of the Board of Management changed in 2006. Dr. Manfred Krüper and Dr. Erhard Schipporeit ended their service on the Board of Management effective November 30, 2006. Christoph Dänzer-Vanotti, Lutz Feldmann and Dr. Marcus Schenck were appointed to the Board of Management effective December 1, 2006.

The total compensation of the members of the Board of Management in 2006 amounted to €21.7 million (2005: €22.5 million). The following table sets forth the details of the compensation of each member of E.ON’s Board of Management in 2006, presented in accordance with the regulations of the German Commercial Code, as amended to reflect the Management Board Compensation Disclosure Law, as well as the recommendations of the German Corporate Governance Code:

				Fair Value of
				Performance		Performance
				Rights granted in		Rights Granted
	Fixed Annual	Annual	Other	1st Tranche		in 1st Tranche
Name	Compensation	Bonus	Compensation(1)	in 2006	Total	in 2006
	(€)	(€)	(€)	(€)	(€)	(No. of
						Performance
						Rights)

Dr. Wulf H. Bernotat	1,195,000	2,400,000	63,913	1,273,133	4,932,046	17,041
Dr. Burckhard Bergmann	725,000	1,500,000	27,325	754,422	3,006,747	10,098
Christoph Dänzer-Vanotti (from December 1, 2006)	50,000	100,000	1,273	50,280	201,553	673
Lutz Feldmann (from December 1, 2006)	50,000	100,000	3,371	50,280	203,651	673
Dr. Hans Michael Gaul	725,000	1,500,000	28,708	754,422	3,008,130	10,098
Dr. Manfred Krüper (until November 30, 2006)	662,500	1,375,000	27,245	754,422	2,819,167	10,098
Dr. Marcus Schenck (from December 1, 2006)	50,000	100,000	1,500,000	50,280	1,700,280	673
Dr. Erhard Schipporeit (until November 30, 2006)	662,500	1,375,000	38,423	754,422	2,830,345	10,098
Dr. Johannes Teyssen	725,000	1,500,000	54,098	754,422	3,033,520	10,098

Total	4,845,000	9,950,000	1,744,356	5,196,083	21,735,439	69,550

(1)	Dr. Schenck received other compensation of €1.5 million as a one-time reimbursement for parts of his long-term compensation from his previous employer that he forfeited when he joined E.ON. The remaining other compensation of the members of the Board of Management consists primarily of benefits in kind from the personal use of company cars.

The performance rights granted in 2006 as the first tranche of the E.ON Share Performance Plan were granted on the basis of their fair value of €74.71 per right on the date of their issuance and were included in the total compensation of the members of the Board of Management.

The fair value of performance rights under the new plan is determined by means of a recognized option pricing model. The model, called a Monte Carlo simulation, simulates a large number of different scenarios for E.ON Ordinary Shares and its benchmark index, the Dow Jones STOXX Utilities Index (Return EUR). According to the terms and conditions of the E.ON Share Performance Plan, the intrinsic value of the performance rights is determined for each scenario based on E.ON’s stock outperformance or underperformance of its benchmark index and the stock’s corresponding payout value. The fair value is equal to the discounted average of these intrinsic values.

Instead of the fair value, the target value is used in internal communications between the Supervisory Board and the Board of Management. The target value is equal to the cash payout amount of each performance right if at the end of the maturity period E.ON’s stock maintains its price and its performance equals the performance of the benchmark index. The target value for the first tranche is €79.22 per right and equals the average E.ON stock price during the 60 trading days prior to the issuance of the rights on January 2, 2006. The Executive Committee of the Supervisory Board used the target value to determine the number of rights to be issued. These correspond to a target value of €1.35 million for the Chairman of the Board of Management, €0.8 million for members of the Board of Management and 80 percent of this amount on a pro rata basis for newly-appointed members of the Board of Management.

During 2006, members of the Board of Management exercised SARs granted to them in previous years under the terms of the former program. Additional detailed information about E.ON AG’s stock-based compensation programs can be found in Note 9 of the Notes to Consolidated Financial Statements.

No loans were outstanding or granted to members of the Board of Management in 2006.

For additional information about the members of the Board of Management, see the table under “— Directors and Senior Management — Board of Management (Vorstand)” above.

Payments Made to Former Members of the Board of Management

Total payments made to former Board of Management members and to their beneficiaries amounted to €11.7 million in 2006 (2005: €5.4 million).

Provisions of €99.9 million (2005: €89.0 million) have been provided for pension obligations to former Board of Management members and their beneficiaries.

EMPLOYEES

As of December 31, 2006, E.ON had 80,612 employees. This increase of 1.3 percent from year-end 2005 is mainly due to further additions in customer service staff and increased hiring of technical personnel at the electricity distribution and metering businesses at the U.K. market unit. Of the total number of employees, 42.2 percent were based in Germany. The following table sets forth information about the number of employees of E.ON as of December 31, 2006, 2005 and 2004, not including apprentices and managing directors or board members:

	Employees at			Employees at			Employees at
	December 31, 2006			December 31, 2005			December 31, 2004
	Total	Germany	Foreign	Total	Germany	Foreign	Total	Germany	Foreign

Central Europe	43,546	30,199	13,347	44,476	30,307	14,169	36,811	29,208	7,603
Pan-European Gas	12,417	3,371	9,046	13,366	3,411	9,955	4,001	3,432	569
U.K.	15,621	13	15,608	12,891	10	12,881	10,397	6	10,391
Nordic	5,693	3	5,690	5,424	2	5,422	5,106	2	5,104
U.S. Midwest	2,890	2	2,888	3,002	2	3,000	2,997	1	2,996
Corporate Center	445	426	19	411	395	16	420	403	17

Total	80,612	34,014	46,598	79,570	34,127	45,443	59,732	33,052	26,680

In addition, E.ON employed 2,574, 2,471 and 2,289 apprentices with limited contracts in Germany at year-end 2006, 2005 and 2004, respectively.

Personnel expenses totaled €4.6 billion in 2006 compared with €4.2 billion in 2005.

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

In Sweden, approximately 80 percent of E.ON Sverige’s employees are members of various trade unions. E.ON Sverige adheres to two main central collective labor agreements at the national level, on the basis of which E.ON Sverige’s corporate human resources department and representatives from the different trade unions have negotiated a framework for E.ON Sverige. Local human resources departments and local trade union representatives negotiate at the local level. Pursuant to Swedish law, representatives of the unions are members of E.ON Sverige’s board of directors. According to Swedish law, all issues that have an impact on the employees’ working conditions must be negotiated with the trade unions. Management believes its relations with the Swedish trade unions may be characterized as constructive and cooperative.

The level of trade union participation is very high in the eastern European countries in which the Company has operations. Almost all of the Company’s employees in Romania, Hungary, Bulgaria and the Czech Republic are members of the trade unions in the energy and gas sector or at least participate in the collective bargaining agreements that are used in the energy and gas industries. These collective bargaining agreements, which are negotiated between the association of the companies within a particular industry or the individual employer and the respective unions, stipulate compensation levels and most other working conditions for employees. Management believes that its relations with the relevant trade unions may be characterized as constructive and cooperative, and that the continuation of a constructive und cooperative relationship is of great importance for the successful integration of the Company’s recently-acquired operations in Eastern Europe.

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

Since 1984, E.ON has had an employee share purchase program under which employees in Germany may purchase Ordinary Shares at a discount to the extent provided under German tax laws (according to Section 19a of the German Income Tax Law, in 2006 employees were eligible for a total discount per employee of €135). Since 2005, E.ON provides an additional discount per employee of up to €320, which is subject to income tax and depends on the Company’s performance. In 2006, this additional discount amounted to €320 per employee. In 2006, 19,955 employees purchased 443,290 Ordinary Shares under this program.

Under HM Revenue and Customs-approved share incentive plans, E.ON’s employees in the United Kingdom can buy Ordinary Shares of E.ON AG out of their pre-tax salary (“partnership shares”) and receive additional shares for every partnership share purchased (“matching shares”). As of December 31, 2006, 4,849 employees were participating in the plans. In 2006, participants purchased 86,352 partnership shares and received approximately 106,902 matching shares under the plans.

STOCK INCENTIVE PLANS

From 1999 through 2005, E.ON AG ran a SAR plan for key executives of the Group (including the members of the Board of Management) that was based on the performance of E.ON AG’s Ordinary Shares. Approximately 3.3 million SARs granted in previous years remain outstanding under this program; such SARs may be exercised in the future in accordance with their respective terms. In 2006, E.ON adopted the E.ON Share Performance Plan, a new long-term incentive program for senior executives (including the members of the Board of Management) to replace the SAR program. The new program, the specific terms of which were set during 2006, is based on annual grants of “performance rights,” with the grantee being entitled to receive a cash payment based on a formula linked to the price of E.ON Ordinary Shares and the performance of a benchmark index. E.ON AG granted approximately 0.5 million share performance rights to 396 senior executives worldwide in 2006. For more information about these plans, see “— Compensation” above and Note 9 of the Notes to Consolidated Financial Statements.

Item 7.  Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

As of December 31, 2006, E.ON AG had an aggregate number of 659,597,269 Ordinary Shares with no par value outstanding. Under the Articles of Association, each Ordinary Share represents one vote.

Based on information available to E.ON, including filings with the SEC, there were no shareholders who beneficially owned more than five percent of the Ordinary Shares as of December 31, 2006. Holders of voting securities of listed German corporations (including E.ON) whose shareholding reaches, passes or falls below certain thresholds are subject to certain notification requirements under German law. These thresholds are 5, 10, 25, 50 and 75 percent of a company’s voting rights; as from the beginning of 2007, additional thresholds are 3, 15, 20 and 30 percent of a company’s voting rights. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association — Disclosure of Shareholdings” and Note 17 of the Notes to Consolidated Financial Statements.

In addition, as of December 31, 2006 E.ON directly and indirectly held a total of 32,402,731 of its own Ordinary Shares in treasury stock, representing 4.7 percent of its share capital. E.ON cannot vote these shares. For more information, see Note 17 of the Notes to Consolidated Financial Statements.

According to amendments to the German Securities Trading Act (Wertpapierhandelsgesetz, or “Securities Trading Act”) which became effective as of January 20, 2007, listed German corporations have to publish the total number of voting rights at the end of each month in which the total number has either decreased or increased, and to notify BAFin. Further, a listed corporation acquiring or disposing of its own shares must publish, as well as notify BAFin of, the proportion of its own shares held by it promptly, but not later than within four trading days, following such acquisition or disposal if the proportion reaches, passes or falls below the thresholds of 3 percent, 5 percent or 10 percent of the voting rights. This applies to corporations acquiring or disposing of shares directly or through an entity acting in its own name but on behalf of the corporation.

Although E.ON is unable to determine the exact number of its Ordinary Shares held in the United States, it believes that as of December 31, 2006, approximately 20.1 percent of its outstanding share capital was held by shareholders in the United States, and approximately 2.3 percent was held in the form of ADSs. For more information, see “Item 9. The Offer and Listing — General.”

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

E.ON directly and indirectly holds a 39.2 percent interest in RAG. In February 2003, E.ON sold 37.2 million of its shares in Degussa (approximately 18 percent of Degussa’s outstanding shares) to RAG for €1.4 billion. Subsequent to this transaction, both E.ON and RAG held a 46.5 percent interest in Degussa. In the second step of the transaction, E.ON sold a further 3.6 percent of Degussa’s stock to RAG, with effect from June 1, 2004, giving RAG a 50.1 percent interest in Degussa. Total proceeds from the sale of this 3.6 percent stake amounted to €283 million. In December 2005, E.ON and RAG signed a framework agreement on the sale of E.ON’s remaining 42.9 percent stake in Degussa to RAG. As part of the implementation of that framework agreement, E.ON transferred its stake in Degussa to RAG Projektgesellschaft in March 2006 and agreed on the forward sale of that entity to RAG for a purchase price of approximately €2.8 billion (equal to €31.50 per Degussa share). The transaction closed in July 2006. As a result, E.ON no longer holds any equity interest in Degussa. For more information on these transactions, see “Item 4. Information on the Company — History and Development of the Company — Ruhrgas Acquisition” and “Item 5. Operating and Financial Review and Prospects — Overview” and “— Acquisitions and Dispositions.”

From time to time E.ON may make loans to companies in which the Group holds ownership interests. At year-end 2006, E.ON had aggregate outstanding loans to companies in which the Group holds ownership interests amounting to €447 million, with one of the largest single such loans being to ONE (€122 million). For information, see Note 30 of the Notes to Consolidated Financial Statements.

For a discussion of off-balance sheet arrangements, see “Item 5. Operating and Financial Review and Prospects — Off-Balance Sheet Arrangements.”

Item 8.  Financial Information.

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements” and pages F-1 to F-82.

LEGAL PROCEEDINGS

Various legal actions, including lawsuits for product liability or for alleged price fixing agreements, governmental investigations, proceedings and claims are pending or may be instituted or asserted in the future against the Company. These include lawsuits pending in the United States and Germany against E.ON and certain subsidiaries in connection with the sale of VEBA Electronics in 2000, as well as various arbitration proceedings in which E.ON Ruhrgas is involved in connection with the terms on which it buys or sells natural gas and the acquisition of shares in Europgas a.s. Since such litigation or claims are subject to numerous uncertainties, their outcome cannot be ascertained; however, in the opinion of management, the outcome of these matters and those discussed in this section will not have a material adverse effect upon the financial condition, results of operations or cash flows of the Company.

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

For information about proceedings instituted by German or European antitrust authorities affecting E.ON Ruhrgas, E.ON Energie and certain of their subsidiaries, see “Item 3. Key Information — Risk Factors.”

For information about proceedings in connection with the proposed takeover of Endesa, see “Item 4. Information on the Company — History and Development of the Company — Proposed Endesa Acquisition.”

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

E.ON AG expects to continue to pay dividends, although there can be no assurance as to the particular amounts that may be paid from year to year. The payment of future dividends will depend upon E.ON’s earnings, financial condition (including its cash needs), future earnings prospects and other factors. In March 2005, E.ON AG announced that it is committed to achieving a payout ratio of between 50 and 60 percent of net income excluding exceptional items by 2007. For information about the annual dividends paid per Ordinary Share of E.ON AG, see “Item 3. Key Information — Dividends.”

SIGNIFICANT CHANGES

For information about significant changes following December 31, 2006, see “Item 4. Information on the Company — History and Development of the Company.”

Item 9.  The Offer and Listing.

GENERAL

The principal trading market for the Ordinary Shares is the Frankfurt Stock Exchange together with XETRA, as described below. The Ordinary Shares are also traded on the other German stock exchanges in Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart. Options on Ordinary Shares are traded on the German derivatives exchange (Eurex Deutschland). E.ON believes that as of December 31, 2006, it had approximately 480,000 stockholders worldwide.

E.ON shares are listed on the NYSE in the form of ADSs and are traded under the symbol “EON.” In the past, the exchange ratio between E.ON ADSs and E.ON shares was 1:1. E.ON decided to change this ratio to 3:1 effective March 29, 2005. As of this date, three times as many ADSs are tradable on the NYSE, with three ADSs representing one Ordinary Share with a pro rata amount of the registered capital of E.ON AG calculated on a €2.60 share-equivalent basis. The depositary for the ADSs is JPMorgan Chase Bank N.A.

TRADING ON THE NEW YORK STOCK EXCHANGE

The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the NYSE, as reported on the NYSE Composite Tape.

	Price per ADS
	($)(1)
	High	Low

2002	58.02	39.80
2003	65.44	38.52
2004	91.15	61.72
2005	35.01	27.67
First Quarter	31.01	28.21
Second Quarter	29.97	27.67
Third Quarter	33.73	29.14
Fourth Quarter	35.01	29.15
2006	45.36	34.30
First Quarter	38.39	35.60
Second Quarter	40.79	34.30
Third Quarter	42.92	36.10
Fourth Quarter	45.36	38.58
September	42.88	39.35
October	40.13	38.58
November	42.90	38.93
December	45.36	42.02
2007
January	45.40	41.91
February	48.52	43.62

(1)	One E.ON ADS equaled one Ordinary Share until March 28, 2005.

On March 2, 2007, the closing sale price per ADS on the NYSE as reported on the NYSE Composite Tape was $42.04.

TRADING ON THE FRANKFURT STOCK EXCHANGE

The Frankfurt Stock Exchange is by far the most significant of the seven German stock exchanges. By the end of December 2006, the Frankfurt Stock Exchange together with XETRA accounted for approximately 90 percent of the total securities orderbook turnover in Germany. As of the end of 2006, the equity securities of 8,032 corporations, including 7,054 foreign corporations, were traded on the Frankfurt Stock Exchange.

The structure of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) consists of the Prime Standard segment and the General Standard segment. The Prime Standard segment is designed for companies that wish to target international investors. Accordingly, Prime Standard companies are required to meet transparency criteria over and above those required for General Standard companies. E.ON’s Ordinary Shares have been admitted to the Prime Standard segment.

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

	Price Per
	Ordinary Share		DAX 30 Index(1)
	High	Low	High	Low
	(€)		(€ in thousands)

2002	59.97	38.16	5,462.55	2,597.88
2003	51.74	34.67	3,965.16	2,202.96
2004	67.06	49.27	4,261.79	3,646.99
2005	88.92	64.50	5,458.58	4,178.10
First Quarter	71.70	64.50	4,428.09	4,201.81
Second Quarter	73.68	69.60	4,627.48	4,178.10
Third Quarter	80.80	72.59	5,048.74	4,530.18
Fourth Quarter	88.92	72.25	5,458.58	4,806.05
2006	104.40	82.12	6,611.81	5,292.14
First Quarter	96.10	87.07	5,984.18	5,334.30
Second Quarter	100.35	82.12	6,140.72	5,292.14
Third Quarter	100.94	85.52	6,004.33	5,396.85
Fourth Quarter	104.40	91.50	6,611.81	5,992.22
September	100.94	92.65	6,004.33	5,773.72
October	94.96	91.50	6,284.19	5,992.22
November	98.25	91.73	6,476.13	6,223.33
December	104.40	94.52	6,611.81	6,241.13
2007
January	104.24	96.59	6,789.11	6,566.56
February	111.65	99.14	7,027.59	6,715.44

(1)	The DAX 30 Index is a continuously updated, capital-weighted performance index of 30 German blue chip companies. E.ON represented approximately 9.23 percent of the DAX 30 Index as of March 2, 2007. In principle, the shares included in the DAX 30 Index were selected on the basis of their stock exchange turnover and their market capitalization. Adjustments of the DAX 30 Index are made for capital changes, subscription rights and dividends.

On March 2, 2007, the closing sale price per Ordinary Share on XETRA, as reported by the Frankfurt Stock Exchange, was €96.40, equivalent to $126.87 per Ordinary Share, translated at the euro Foreign Exchange Rate as published on Reuters page EUROFX/1 on such date.

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

Conflicts of Interest.  In order to ensure that the Supervisory Board’s advice and oversight functions are conducted on an independent basis, no more than two former members of the Board of Management may be members of the Supervisory Board. Supervisory Board members may also not hold a corporate office or perform any advisory services for key competitors of the Company. Supervisory Board members are required to disclose any information concerning conflicts of interest to the full Supervisory Board, particularly if the conflict arises from their advising or holding a corporate office with one of E.ON’s customers, suppliers, creditors or other business partners. The Supervisory Board is required to report any conflicts of interest to the annual shareholders’ meeting and to describe how the conflicts have been handled. Any material conflict of interest of a non-temporary nature will result in the termination of the member’s appointment to the Supervisory Board. No conflicts of interest involving any members of the Supervisory Board were reported during 2006. In addition, any consulting or other service agreements between the Company and a member of the Supervisory Board require the prior consent of the full Supervisory Board. No such agreements existed during 2006.

Members of the Board of Management are also required to promptly report conflicts of interest to the Executive Committee of the Supervisory Board and to the full Board of Management. Members of the Board of Management may only assume other corporate positions, particularly appointments to the supervisory boards of non-Group companies, with the consent of the Executive Committee. Any material transactions between the Company and members of the Board of Management, their relatives or entities with which they have close personal ties require the consent of the Executive Committee, and all transactions must be conducted on an arm’s-length basis. No such transactions took place during 2006.

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

The Audit Committee consists of four members who have special knowledge in the field of accounting or business administration. The Company believes that two of the Audit Committee’s members — Dr. Karl-Hermann Baumann and Ulrich Hartmann — meet all of the requirements for being considered an “audit committee financial expert” within the meaning of Section 407 of Sarbanes-Oxley and the rules enacted thereunder, given their extensive experience in accounting and auditing matters, including the application of U.S. GAAP. E.ON relies on the exemption afforded by Rule 10A-3(b)(1)(iv)(C) under the Securities Exchange Act with respect to the independence of two of its members, Gabriele Gratz and Klaus-Dieter Raschke. The Company believes that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

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

Measures Relating to the Sarbanes-Oxley Act.  As a company whose ADSs are listed on the NYSE, E.ON is subject to the U.S. federal securities laws and the jurisdiction of the U.S. securities regulator, the SEC. In particular,

E.ON is subject to the provisions of Sarbanes-Oxley. The aim of Sarbanes-Oxley is to increase the monitoring, quality and transparency of financial reporting in light of corporate and accounting scandals in the United States, and its provisions generally apply to both U.S. and non-U.S. issuers with securities listed in the United States. E.ON has complied with all of the Sarbanes-Oxley requirements applicable to the Company, including for the first time Management’s Report on Internal Control over Financial Reporting required by Section 404 of Sarbanes-Oxley. See “Item 15. Controls and Procedures” (which includes Management’s Report on Internal Control over Financial Reporting), “Item 16A. Audit Committee Financial Expert,” “Item 16B. Code of Ethics,” “Item 16C. Principal Accountant Fees and Services,” “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and the certifications appearing as exhibits at the end of this annual report. See “Item 18. Financial Statements” for the Report of the Independent Registered Public Accounting Firm on the Company’s internal control over financial reporting.

E.ON has instituted the following measures to improve the transparency of its corporate governance and financial reporting:

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

The registration of the shareholder as well as the proof of the shareholding must be received by the Company at an address specified in the notice of the shareholders’ meeting.

Pursuant to a shareholder resolution approved at the former VEBA extraordinary shareholders’ meeting held on February 10, 2000, the Company excluded share certification in order to save the Company and its shareholders the high costs of printing and distributing share certificates. The shareholders’ right to share certificates and profit-sharing coupons is thus excluded except as provided by the rules governing stock exchanges on which the shares are listed. E.ON has not issued share certificates.

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

According to amendments to the Securities Trading Act effective as of January 20, 2007, listed German corporations must disseminate public information relating to, inter alia, insider information, directors’ dealings and notifications on shareholdings throughout the European Economic Area through several means of communication, including both electronic and print media. In addition, investors must have access to this information, as well as the corporations’ financial statements, on the Internet at www.unternehmensregister.de. Material appearing on the website is not incorporated by reference in this annual report.

According to amendments to the German Commercial Code (Handelsgesetzbuch) that came into effect on January 20, 2007, representatives of issuers who prepare consolidated accounts for which Germany is the home member state pursuant to the Securities Trading Act have to affirm by written statements that, according to their best knowledge, the consolidated financial statements prepared in accordance with the applicable accounting standards give a true and fair view of the assets and liabilities, financial position and results (Vermögens-, Finanz- und Ertragslage) of the issuer and that the group management report (Konzernlagebericht) includes a fair review of the development and performance of the business and the position of the issuer, together with a description of the principal risks and important prospects the issuer faces. Annual and half-yearly financial reports for financial years beginning after December 31, 2006 are required to contain written statements to such effect.

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

     Disclosure of Shareholdings

E.ON AG’s Articles of Association do not require shareholders to disclose their shareholdings. The Securities Trading Act requires each investor whose investment in a German corporation (including E.ON AG) listed on organized markets of a German, European Union or European Economic Area stock exchange reaches, passes or falls below 5 percent, 10 percent, 25 percent, 50 percent or 75 percent of the voting rights of such corporation to notify such corporation and BAFin promptly in writing. According to amendments to the Securities Trading Act effective as of January 20, 2007, the time period for such notification has been shortened from seven to four trading days. In addition, the amended Securities Trading Act has additional notification thresholds of 3 percent, 15 percent, 20 percent and 30 percent of the voting rights. The corporation, upon receipt of such notification, is obliged to publish such notification promptly, but in any event within three trading days. The same obligations apply to financial instruments that result in an entitlement to acquire, upon the holder’s own initiative, shares which are already issued and to which voting rights are attached, except that notifications are not required when reaching, passing or falling below the 3 percent threshold.

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

The Securities Trading Act also requires the reporting of certain directors’ dealings. According to the Act, persons discharging managerial responsibilities within a publicly traded issuer have to notify both the issuer and BAFin about their transactions relating to the issuer’s shares and derivatives or other financial instruments linked to those shares. Certain persons closely associated with these managers, for example spouses, dependent children, or other relatives sharing the same household, are under the same obligation. Similarly, the reporting obligation also applies to legal entities, trusts and partnerships that are managed or controlled by any such manager or associated person, or that are set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person. There is no notification obligation until the total amount of transactions of a covered manager and all his or her associated persons is at least €5,000 during any calendar year. The issuer is obliged to publish all notifications it receives on its website; E.ON made available all such disclosure received during 2006 on its website. Material appearing on the website is not incorporated by reference in this annual report.

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

Share Buyback.  Pursuant to shareholder resolutions approved at the annual general meeting of shareholders held on May 4, 2006, the Board of Management is authorized to buy back up to 10 percent of E.ON AG’s outstanding share capital through November 4, 2007. For additional details on this share buyback plan and share repurchases in 2006, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” See also Note 17 of the Notes to Consolidated Financial Statements for information on share repurchases in 2006, 2005 and 2004.

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

E.ON issued its annual compliance report for 2006 on December 13, 2006. E.ON’s report notes that it has complied with all of the legally binding provisions of the Code, as well as with all of its recommendations, other than those relating to directors’ and officers’ insurance (the Code recommends that such policies include a deductible, E.ON’s includes such a deductible only since June 16, 2006). This point is not expressly addressed by the NYSE listing standards applicable to U.S. companies. A copy of the complete compliance report is available on E.ON’s website at www.eon.com. Information appearing on the website is not incorporated by reference into this annual report.

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

E.ON has created a Finance and Investment Committee, an Audit Committee and an Executive Committee. As a result of its listing on the NYSE, E.ON’s Audit Committee is required to comply with the provisions of Section 301 of Sarbanes-Oxley and Rule 10A-3 of the U.S. Securities Exchange Act of 1934 (“Rule 10A-3”), which are also applicable to U.S. companies. E.ON believes that its Audit Committee is in compliance with the provisions of Rule 10A-3 applicable to foreign private issuers. E.ON is also required to disclose information concerning any “audit committee financial expert” (as defined in the relevant SEC rules) serving on its Audit Committee, the fees E.ON pays to its auditors for various services and the policies E.ON has for approving engagements of these auditors, and has done so in Item 16 of this annual report.

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

In May 2005, E.ON sold Viterra to Deutsche Annington. The details of the transaction are described in more detail in “Item 4. Information on the Company — Business Overview — Discontinued Operations — Other Activities.” A copy of the sale and purchase agreement has been incorporated by reference as an exhibit to this annual report.

In connection with financing the proposed acquisition of Endesa, E.ON has entered into the Facility Agreement and the Supplemental Facility Agreement. For more information, including the parties to and amounts and terms of these agreements, see “Item 4. Information on the Company — History and Development of the Company — Proposed Endesa Acquisition.” Copies of the Facility Agreement and the Supplemental Facility Agreement have been incorporated by reference as exhibits to this annual report.

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

TAXATION

The following is a summary of material U.S. federal income tax and German tax considerations relating to the ownership of ADSs or Ordinary Shares. The discussion is based on tax laws of the United States and Germany as in effect on the date of this annual report, including the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income and Capital and to Certain Other Taxes (the “Income Tax Treaty”), and the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation with Respect to Taxes on Estates, Inheritances, and Gifts (the “Estate Tax Treaty”). Such laws are subject to change. In particular, changes to the Income Tax Treaty are expected to enter into effect in 2007.

The discussion is limited to a general description of certain U.S. federal income and German tax consequences with respect to ownership and disposition of ADSs or Ordinary Shares by a U.S. Holder. In general, a “U.S. Holder” is any beneficial owner of ADSs or Ordinary Shares (1) who is a resident of the United States for the purposes of the Income Tax Treaty, (2) who is not also a resident of the Federal Republic of Germany for the purposes of the Income Tax Treaty, (3) who owns the ADSs or Ordinary Shares as capital assets, (4) who does not hold ADSs or Ordinary Shares as part of the business property of a permanent establishment or a fixed base located in Germany and (5) who is entitled to benefits under the Income Tax Treaty with respect to income and gain derived in connection with the ADSs or Ordinary Shares. The discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of ADSs or Ordinary Shares, and, in particular, it does not address U.S. federal taxes other than income tax or German taxes other than income tax, gift and inheritance taxes. Moreover, the discussion does not consider any specific facts or circumstances that may apply to a particular U.S. Holder, some of which (for example, tax-exempt entities, persons that own, directly or indirectly, 10 percent or more of any class of the Company’s stock, holders subject to the alternative minimum tax, securities broker-dealers and certain other financial institutions, holders who hold the ADSs or Ordinary Shares in a hedging transaction or as part of a straddle or conversion transaction or holders whose functional currency is not the U.S. dollar) may be subject to special rules.

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

For U.S. federal income tax purposes, the gross amount of dividends paid on Ordinary Shares, without reduction for German withholding tax, generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to certain exceptions for short-term and hedged positions, an individual U.S. Holder generally will be subject to U.S. taxation at a maximum rate of 15 percent in respect of dividends received before 2011 if the dividends are “qualified dividends.” Dividends that the Company pays generally will be treated as qualified dividends if the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on the Company’s audited consolidated financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 or 2006 taxable year. In addition, based on the Company’s audited consolidated financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its 2007 taxable year.

German withholding tax, up to the 15 percent rate provided under the Income Tax Treaty, will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, generally is eligible for credit against a U.S. Holder’s U.S. federal income tax liability or, at the holder’s election, may be deducted in computing its taxable income. Thus, for a declared dividend of $100 with respect to which the Company withholds German tax at a rate of at least 15 percent, a U.S. Holder would be deemed to have paid German taxes of $15. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

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

REFUND PROCEDURES

Individual claims for refund are made on a special German form, which must be filed with the German tax authorities: Bundeszentralamt für Steuern, 53221 Bonn, Germany. Copies of the required form may be obtained from the German tax authorities at the same address, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road N.W., Washington D.C. 20007-1998.

As part of the individual refund claim, a U.S. Holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of its last filed United States federal income tax return. IRS Form 6166 generally may be obtained by filing a request (generally an IRS Form 8802) with the Internal Revenue Service Center in Philadelphia, Pennsylvania, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. U.S. Holders should consult a tax adviser and the instructions to the IRS Form 8802 for further details regarding how to obtain this certification.

Claims must be filed within four years of the end of the calendar year in which the dividend was received.

Under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren), a broker which is registered as a participant in the electronic data exchange procedure with the Bundeszentralamt für Steuern may file a collective refund claim on behalf of all of the U.S. Holders for whom it holds ADSs or Ordinary Shares in custody.

The refund is assessed against and paid to the broker, which will then pay the refund to the U.S. Holders for whom it is acting. The Bundeszentralamt für Steuern is entitled to review the U.S. Holders’ eligibility for a refund of withholding tax under the Income Tax Treaty. The data transmitted by the broker may be used by the German tax authorities for administrative exchange of information between Germany and the United States.

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

The Bundeszentralamt für Steuern will issue refunds to the DTC, which will issue corresponding refund checks to the participating brokers. The Bundeszentralamt für Steuern is entitled to conduct eligibility reviews, generally within a period of four years.

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

Upon a sale or other disposition of ADSs or Ordinary Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s U.S. dollar tax basis in the ADSs or Ordinary Shares. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the ADSs or Ordinary Shares exceeds one year. The net amount of long-term capital gain recognized by an individual U.S. Holder generally is subject to taxation at a minimum rate of 15 percent for gains recognized prior to 2011. Deposits and withdrawals of Ordinary Shares in exchange for ADSs generally will not result in realization of gain or loss for U.S. federal income tax purposes.

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

DOCUMENTS ON DISPLAY

E.ON AG is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, E.ON files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and its exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street N.E., Washington D.C. 20549. Copies of materials may be obtained from the Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. E.ON’s filings, including this annual report, are also available on the SEC’s website at www.sec.gov. Material appearing on this website is not incorporated by reference into this annual report. In addition, material filed by E.ON with the SEC may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

     Risk Identification and Analysis

In the normal course of business, the Company is exposed to foreign currency risk, interest rate risk, commodity price risk, share price risk, and counterparty risk. These risks create volatility in equity, earnings and cash flows from period to period. The Company makes use of derivative instruments generally in order to manage currency risk, interest rate risk, share price risk and commodity price risk. Foreign exchange, equity and interest rate derivatives held by the Company are used only for hedging purposes. The market units also engage in hedging and proprietary trading of energy-related commodity derivatives, subject to established guidelines for risk management. See “— Commodity Price Risk Management” below and the subsections on trading of the market units in “Item 4. Information on the Company — Business Overview.” In its hedging and proprietary trading activities, the Company generally utilizes established and widely-used derivative instruments for which significant liquidity exists. The Company’s comprehensive framework for risk management includes general risk management guidelines for the use and evaluation of derivative instruments that are in place throughout the Group.

As part of its risk management system, the Company utilizes instruments such as interest rate swaps, interest rate/cross currency swaps, foreign exchange forward contracts, cross currency swaps, foreign exchange options, equity forwards, commodity forwards, commodity swaps, commodity futures and commodity options, seeking to reduce its risk exposure by entering into offsetting market positions.

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

     Foreign Exchange Rate Risk Management

Due to the international nature of some of its business activities, the Company is exposed to exchange risk related to sales, assets, receivables and liabilities denominated in foreign currencies, net investments in foreign operations and anticipated foreign exchange payments. Of the Company’s consolidated revenue in 2006, 2005 and 2004, approximately 38 percent, 35 percent and 34 percent, respectively, arose due to transactions with customers which were not located in member states of the EMU, and therefore exposed the Company to foreign exchange rate risk. The Company’s exposure results mainly from transactions in U.S. dollars, British pounds, Hungarian forint and Swedish krona and from net investments in foreign operations whose functional currencies are U.S. dollars, British pounds and Swedish krona. As of December 31, 2006, the Company was using hedging transactions with respect to each of these currencies.

In accordance with E.ON’s hedging policy, macro-hedging transactions relating to currency risks are generally completed for periods of up to 18 months. Under certain circumstances the hedging horizon is longer. Macro-hedging transactions comprise a number of individual underlying transactions that have been grouped together and hedged as an individual unit.

The principal derivative financial instruments used by E.ON to cover foreign currency exposures are foreign exchange forward contracts, cross currency swaps, interest rate/cross currency swaps and foreign exchange options. As of December 31, 2006, the E.ON Group had entered into foreign exchange forward contracts with a nominal value of €11.5 billion, cross currency swaps with a nominal value of €18.5 billion, interest rate/cross currency swaps with a nominal volume of €0.3 billion and foreign exchange options with a nominal value of zero.

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

The market risk analysis of the Company’s foreign exchange derivatives by transaction and maturity as of December 31, 2006 and December 31, 2005 is summarized in the following table.

     Total Volume of Foreign Currency Derivatives as of December 31, 2006 and December 31, 2005

	December 31, 2006				December 31, 2005
			1-day	10-day			1-day	10-day
	Nominal	Fair	Value-	Value-	Nominal	Fair	Value-	Value-
	Value	Value	at-Risk	at-Risk	Value	Value	at-Risk	at-Risk
	(€ in millions)

FX forward transactions
Buy	4,532.7	(27.1)	8.1	25.5	4,091.3	79.2	16.9	53.4
Sell	6,982.4	19.4	15.6	49.4	8,331.2	(81.7)	23.6	74.6
FX currency options
Buy	7.4	0.1	0.0	0.0	227.7	32.8	0.2	0.6
Sell	—	—	—	—	139.6	(39.0)	0.4	1.3

Subtotal	11,522.5	(7.6)	8.1	25.5	12,789.8	(8.7)	8.5	26.9

(Remaining maturities)
Cross currency swaps
up to 1 year	1,457.8	9.7	4.4	14.0	1,734.7	34.7	1.9	6.0
1 year to 5 years	10,812.9	(22.8)	32.2	101.9	8,163.2	57.8	34.6	109.3
more than 5 years	6,228.6	20.5	6.9	21.8	6,358.4	66.6	8.7	27.5
Interest rate/cross currency swaps
up to 1 year	—	—	—	—	125.0	13.1	0.5	1.6
1 year to 5 years	321.9	(17.0)	2.5	7.8	316.4	5.0	2.3	7.3
more than 5 years	—	—	—	—	—	—	—	—

Subtotal	18,821.2	(9.6)	35.7	112.8	16,697.7	177.2	40.6	128.3

Total	30,343.7	(17.2)	39.5	124.7	29,487.5	168.5	48.0	151.7

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

As an additional means of monitoring market risks, a 10-day value-at-risk is calculated on derivative positions at regular intervals. In doing so, the market risk, as calculated using the value-at-risk concept, is multiplied by a factor of 3.16 (the square root of ten), in line with the recommendation for the capital adequacy of banks issued by the Bank for International Settlements (BIS). The results of this calculation are included in the table above.

While the nominal value of foreign exchange currency derivatives at December 31, 2006 remained essentially unchanged compared with year-end 2005, the fair value has decreased, mainly due to foreign exchange rate changes in the major currency pairs. While the development of the foreign exchange rate between the euro and the U.S. dollar was positive during 2006, the other foreign exchange rates (especially the exchange rate between the euro and GBP) turned negative.

The value-at-risk amounts presented here are maximum potential daily losses. It is highly unlikely that the Company would experience continuous daily losses such as these over an extended period of time.

     Interest Rate Risk Management

Several line items on the Group’s balance sheet and associated financial derivatives bear fixed interest rates, and are therefore subject to changes in fair value resulting from changes in market rates. The Company also faces a similar risk with regard to balance sheet items and associated financial derivatives bearing floating rates, as changes in interest rates will affect the Company’s cash flows. The Company seeks to maintain a desired mix of floating-rate and fixed rate debt in its overall debt portfolio. The Company uses interest rate swaps to allow it to diversify its sources of funding and to reduce the impact of interest rate volatility on its financial condition.

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

The principal derivative financial instruments used by E.ON to cover interest rate risk exposures are interest rate swaps. As of December 31, 2006, the E.ON Group had entered into interest rate swaps with a nominal value of €8.4 billion.

Market risks for interest rate derivatives are calculated in the same manner as those for foreign exchange instruments, as discussed in detail under ‘‘— Foreign Exchange Rate Risk Management” above.

The market risk analysis of the Company’s interest rate derivatives by transaction and maturity as of December 31, 2006 and December 31, 2005 is summarized in the following table.

  Total Volume of Interest Rate Derivatives as of December 31, 2006 and December 31, 2005

	December 31, 2006				December 31, 2005
			1-day	10-day			1-day	10-day
	Nominal	Fair	Value-	Value-	Nominal	Fair	Value-	Value-
	Value	Value	at-Risk	at-Risk	Value	Value	at-Risk	at-Risk
	(€ in millions)
	(Remaining maturities)

Interest rate swaps fixed-rate payer
up to 1 year	150.9	0.8	0.9	2.7	612.2	(11.8)	0.1	0.3
1 year to 5 years	1221.8	(3.1)	1.1	3.4	1,294.9	(44.1)	1.4	4.4
more than 5 years	919.8	(14.1)	8.3	26.2	1,033.5	(18.0)	4.0	12.6
fixed-rate receiver up to 1 year	55.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
1 year to 5 years	5,263.9	(75.5)	5.8	18.5	5,364.4	64.3	7.7	24.3
more than 5 years	759.3	(14.3)	4.9	15.5	1,196.4	(20.7)	4.4	13.9

Total	8,370.8	(106.2)	9.0	28.5	9,501.4	(30.3)	6.6	20.9

The market risk table shows the outstanding nominal values and fair values of interest rate derivatives without taking into account any economic hedging correlations between hedging contracts and underlying transactions. In fact, all of the Group’s interest rate derivatives are assigned to a balance sheet item.

The nominal values of interest rate derivatives at December 31, 2006 remained essentially stable compared with year-end 2005. The negative development of the fair values resulted from significantly rising euro interest rates in comparison to Czech krona, GBP and Swedish krona interest rates.

A sensitivity analysis was performed on the Group’s interest-bearing short- and long-term capital investments and borrowings, including interest rate derivatives. The aggregate hypothetical loss in fair value on all financial instruments and derivative instruments that would have resulted from a 100 basis-point shift in the interest rate structure curve would change the interest rate portfolio’s market value by €62 million (2005: €43 million) as of the balance sheet date. The market risk according to the value-at-risk calculation amounted to €49 million as of December 31, 2006 (2005: €60 million).

     Commodity Price Risk Management

E.ON is also exposed to risks resulting from fluctuations in the prices of commodity derivatives and raw materials. Hedging transactions with respect to commodity-related risks of notable scope are conducted only by the market units.

The principal derivative instruments used by E.ON to cover commodity price risk exposures are electricity, gas, coal and oil swaps and forwards, electricity options, and exchange-traded electricity and coal future and option contracts, as well as emission-related derivatives.

Derivative instruments are used by the market units to hedge the impact of electricity, gas, coal, oil and CO2 emission certificate price fluctuations and to enable the market units to make better use of their own power generating capacities as well as power and gas distribution and sales capabilities. To a limited extent, proprietary trading is conducted with the goal of improving operating results within defined limits in specified markets. The trading limits for proprietary trading as well as for other trading activities are established and monitored by a board independent from the trading operations. Limits used on hedging and proprietary trading activities mainly include value- and profit-at-risk numbers, as well as volume, book, credit and stop-loss limits. Additional key elements of the risk management system are a set of Group-wide commodity risk guidelines, the clear division of duties between scheduling, trading, settlement and control, as well as a risk reporting system independent of the trading operations.

As of December 31, 2006, the E.ON Group had entered into electricity, gas, coal, oil and emissions derivative instruments with a nominal value of €56 billion (2005: €44 billion). The increase in the nominal value of commodities derivatives at December 31, 2006 compared with year-end 2005 reflects an enlarged business volume as well as the effects of increased volatility.

The fair value of commodity trading transactions for which E.ON has not established economic hedging conditions involving recognized or contractually agreed upon or planned underlying transactions amounted to negative €70 million as of December 31, 2006 (2005: negative €133 million). A hypothetical 10 percent change in underlying commodity prices would cause the market value of these commodity trading transactions to change by €41 million (2005: €20 million).

     Counterparty Risk From the Use of Derivative Financial Instruments

Counterparty risk consists of potential losses that may arise from the non-fulfillment of contractual obligations by individual counterparties. With respect to derivative transactions, counterparty risk is equivalent to the replacement cost incurred by covering the open position in the event of counterparty default. Only transactions with a positive market value for E.ON are exposed to this risk. The Company’s counterparties for derivatives include financial institutions, commodity exchanges, energy distribution companies and broker-dealers, and other entities that satisfy E.ON’s credit criteria. The creditworthiness of all counterparties that are involved in financial electricity-, gas-, coal-, oil- or emissions-related derivatives with E.ON are thoroughly checked and monitored on a regular basis. The Company receives and pledges collateral in connection with long-term interest and currency hedging derivatives in the banking sector and with some partners in the energy sector. Furthermore, collateral is required when entering into transactions in commodity derivatives with counterparties that have a low degree of creditworthiness. Derivative transactions are generally executed on the basis of standard agreements that allow for the netting of all outstanding transactions with individual contracting partners. For currency and interest-rate derivatives in the banking sector, this netting option is reflected in the accounting treatment. Exchange-traded electricity future and option contracts as well as emission-related derivatives with a nominal value of €8,198 million as of December 31, 2006 (2005: €5,059 million) are liquid instruments and do not bear individual counterparty risk. The Company’s counterparty risk with respect to derivatives amounts to €4,095 million as of December 31, 2006 (2005: €7,149 million). The decrease in the counterparty risk at December 31, 2006 compared with year-end 2005 was mainly caused by the negative development in gas and electricity prices during 2006. Not all counterparties are rated by S&P and/or Moody’s; for these unrated counterparties thorough credit limit checks and credit risk evaluation systems are installed and collateral is sometimes required. E.ON’s Group-wide credit risk management system and credit risk management guidelines are designed to assure thorough and uniform creditworthiness analysis for all counterparties. Significant Group-wide limits and risks are identified and their credit risk exposures are regularly monitored and reported to the E.ON risk committee. The credit risk management system incorporates information on all counterparty risks resulting from commodity trading transactions and financial transactions in the area of deposits, interest rate and foreign exchange risks.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There were no changes in the Company’s internal control over financial reporting that occurred during 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Annual Report on Internal Control Over Financial Reporting

E.ON management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. It can only provide reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the polices or procedures may deteriorate.

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2006. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the assessment, E.ON management has concluded that as of December 31, 2006, the Company’s internal control over financial reporting was effective.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm (“PwC”), as stated in their report which is included under “Item 18. Financial Statements.”

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

The following table sets forth the fees billed to the Company for professional services by its principal independent auditor, PwC, during the fiscal years 2006 and 2005:

	Year Ended	Year Ended
Type of Fees	December 31, 2006	December 31, 2005
	(€ in millions)

Audit Fees	53.4	39.8
Audit-Related Fees	4.6	9.7
Tax Fees	0.9	1.4
All Other Fees	1.9	1.1

Total	60.8	52.0

     Audit Committee Pre-Approval Policies

In accordance with German law, E.ON’s independent auditors are appointed by the annual general meeting of shareholders based on a recommendation of E.ON’s Supervisory Board. The Audit Committee of the Supervisory Board prepares the board’s recommendation on the selection of the independent auditors. Subsequent to the auditor’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the auditors’ independence. On May 4, 2006, the annual general meeting of shareholders appointed PwC to serve as the Company’s independent auditors for the 2006 fiscal year.

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

In 2006, the Audit Committee pre-approved the performance by PwC of material services, mainly including the following:

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table provides information on Ordinary Shares purchased by the Company in 2006:

			Total Number of	Maximum Number of
			Shares Purchased as	Shares that may yet
	Total Number of	Average Price Paid	Part of the Share	be Purchased under the
	Shares Purchased	per Share in €	Buyback Plan	Share Buyback Plan
2006	(a)	(b)	(c)	(d)

Jan. 1-31	3,400	88.16	—	36,353,552
Feb. 1-28	—	—	—	36,353,552
Mar. 1-31	—	—	—	36,353,552
Apr. 1-30	3,666	91.06	—	36,353,552
May 1-31	—	—	—	36,353,574
Jun. 1-30	—	—	—	36,353,574
Jul. 1-31	—	—	—	36,353,574
Aug. 1-31	—	—	—	36,353,574
Sep. 1-30	—	—	—	36,353,574
Oct. 1-31	—	—	—	36,353,574
Nov. 1-30	—	—	—	36,797,269
Dec. 1-31	—	—	—	36,797,269

Total	7,066	89.66	—

(a)	366 Ordinary Shares were purchased for the benefit of the Company’s Group Works Council. 6,700 Ordinary Shares were purchased to compensate a minority shareholder in the context of the squeeze-out proceedings of E.ON Bayern. All of the purchases were made in the market.

(c)(d)	Pursuant to shareholder resolutions approved at the annual general meeting of shareholders held on May 4, 2006, the Board of Management is authorized to buy back up to 10 percent of E.ON AG’s outstanding share capital, or 692,000,000 Ordinary Shares, through November 4, 2007. Pursuant to the German Stock Corporation Act, the maximum number of shares the Company may purchase at any time equals 10 percent of 692,000,000 (or 69,200,000 Ordinary Shares) less the number of Ordinary Shares held in treasury stock at such time. Therefore, the maximum number of Ordinary Shares that may be purchased under the Company’s share buyback plan, as reflected in column D, fluctuated over the course of 2006 due to changes in the number of Ordinary Shares held in treasury stock, rather than due to share repurchases. The Company did not buy back any Ordinary Shares pursuant to this share buyback plan in 2006, as the shares purchased for the benefit of the Company’s Group Works Council and for compensation in the context of the E.ON Bayern squeeze-out were not purchased pursuant to such plan.

For information about E.ON’s share repurchases in 2004 and 2005, see Note 17 of the Notes to Consolidated Financial Statements.

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See pages F-1 to F-82, incorporated by reference.

Item 19. Exhibits.

Exhibit No.	Exhibit Title

1.1	English translation of the Articles of Association (Satzung) of E.ON AG as amended to date.*
4.1	Unofficial English translation of Framework Agreement between RAG AG, RAG Beteiligungs-GmbH, RAG Projektgesellschaft mbH and EBV Aktiengesellschaft, and E.ON AG, Chemie Verwaltungs AG and E.ON Vermögensanlage GmbH, dated May 20, 2002.**
4.2	Amended and Restated Fiscal Agency Agreement between E.ON AG, E.ON International Finance B.V., E.ON UK PLC, and Citibank, N.A. as Fiscal Agent, and Banque du Luxembourg S.A. and Citibank AG as Paying Agents, relating to the Euro 20,000,000,000 Medium Term Note Programme, dated August 21, 2002.**
4.3	Sale and Purchase Agreement Regarding the Sale and Purchase of All Shares in Viterra AG between E.ON Viterra-Beteiligungsgesellschaft mbH, E.ON AG, Atrium Einhunderterste VV GmbH and Praetorium 40. VV GmbH, dated May 17, 2005.*** †
4.4	EUR 37,100,000,000 Syndicated Term and Guarantee Facility Agreement, dated October 16, 2006, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc, Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto.****
4.5	EUR 5,300,000,000 Term Loan and Guarantee Facility Agreement, dated February 2, 2007, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc, Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto.*****
8.1	Subsidiaries as of the end of the year covered by this annual report: see “Item 4. Information on the Company — Organizational Structure.”
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

**	Incorporated by reference to the Form 20-F filed by E.ON AG with the Securities and Exchange Commission on March 19, 2003, file number 1-14688.

***	Incorporated by reference to the Form 20-F filed by E.ON AG with the Securities and Exchange Commission on March 9, 2006, file number 1-14688.

****	Incorporated by reference to the Tender Offer Statement on Schedule TO filed by E.ON AG with the Securities and Exchange Commission on January 26, 2007, file number 005-80961.

*****	Incorporated by reference to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by E.ON AG with the Securities and Exchange Commission on February 5, 2007, file number 005-80961.

†	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been redacted and marked with an asterisk and appropriate legend to indicate redaction.

E.ON AG AND SUBSIDIARIES

F-i

Report of Independent Registered Public Accounting Firm

We have completed an integrated audit of E.ON AG’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of E.ON AG and its subsidiaries (“E.ON”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of E.ON at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the Consolidated Financial Statements, effective December 31, 2006, E.ON adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.

Internal control over financial reporting

We have also audited management’s assessment, included in the accompanying “Management’s annual report on Internal Control over Financial Reporting” appearing under Item 15, that E.ON maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that E.ON maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, E.ON maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Düsseldorf, March 6, 2007	PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

	/s/ Dr. Vogelpoth	/s/ Laue

	Dr. Vogelpoth	Laue
	Wirtschaftsprüfer	Wirtschaftsprüfer
	(German Public Auditor)	(German Public Auditor)

E.ON AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
($ / € in millions, except for per share amounts)

		Year Ended December 31,
	Note	2006*	2006	2005	2004

Public utility sales		$60,838	€46,100	€39,729	€34,054
Gas sales		32,976	24,987	17,914	13,227
Other sales		(4,392)	(3,328)	(1,502)	(792)

Sales	(31)	89,422	67,759	56,141	46,489
Electricity and petroleum tax		(4,701)	(3,562)	(4,525)	(4,339)

Sales, net of electricity and petroleum tax		84,721	64,197	51,616	42,150

Cost of goods sold — Public utility		(45,723)	(34,646)	(28,482)	(23,019)
Cost of goods sold — Gas		(27,662)	(20,961)	(13,588)	(9,017)
Cost of goods sold and services provided — Other		4,359	3,303	1,467	766

Cost of goods sold and services provided		(69,026)	(52,304)	(40,603)	(31,270)

Gross profit on sales		15,695	11,893	11,013	10,880
Selling expenses		(5,729)	(4,341)	(3,845)	(4,226)
General and administrative expenses		(2,341)	(1,774)	(1,516)	(1,334)
Other operating income (expenses), net	(5)	(1,119)	(848)	1,674	1,378
Financial earnings, net	(6)	(835)	(633)	(607)	(1,014)
Income/(Loss) from companies accounted for under the equity method	(11c)	1,103	836	433	648

Income/(Loss) from continuing operations before income taxes and minority interests		6,774	5,133	7,152	6,332
Income taxes	(7)	426	323	(2,261)	(1,852)

Income/(Loss) from continuing operations after income taxes		7,200	5,456	4,891	4,480
Minority interests	(8)	(694)	(526)	(536)	(469)

Income/(Loss) from continuing operations		6,506	4,930	4,355	4,011
Income/(Loss) from discontinued operations net (less applicable income taxes of €42, €(35) and €95, respectively):	(4)	168	127	3,059	328

Income before cumulative effect of changes in accounting principles		6,674	5,057	7,414	4,339
Cumulative effect of changes in accounting principles, net (less applicable income taxes of €(0), €(3) and €0, respectively)		—	—	(7)	—

Net income		6,674	5,057	7,407	4,339

Basic earnings per share:	(10)
Income/(Loss) from continuing operations		9.87	7.48	6.61	6.11
Income/(Loss) from discontinued operations, net		0.25	0.19	4.64	0.50
Cumulative effect of changes in accounting principles, net		—	—	(0.01)	—

Net income		10.12	7.67	11.24	6.61

Diluted earnings per share:	(10)
Income/(Loss) from continuing operations		9.87	7.48	6.61	6.11
Income/(Loss) from discontinued operations, net		0.25	0.19	4.64	0.50
Cumulative effect of changes in accounting principles, net		—	—	(0.01)	—

Net income		10.12	7.67	11.24	6.61

* Note 1

The accompanying Notes are an integral part of these Consolidated Financial Statements.

E.ON AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(€ in millions)

		December 31,
	Note	2006*	2006	2005

ASSETS
Goodwill	(11a)	$19,959	€15,124	€15,363
Intangible assets	(11a)	4,948	3,749	4,125
Property, plant and equipment	(11b)	56,367	42,712	41,323
Companies accounted for under the equity method	(11c)	10,514	7,967	9,689
Other financial assets	(11c)	26,836	20,335	16,119
Financial receivables and other financial assets	(13)	1,839	1,394	2,059
Operating receivables, other operating assets and prepaid expenses	(13)	4,689	3,553	3,530
Deferred tax assets	(7)	1,993	1,510	1,706

Non-current assets		127,145	96,344	93,914

Inventories	(12)	5,266	3,990	2,457
Financial receivables and other financial assets	(13)	1,870	1,417	1,060
Operating receivables, other operating assets and prepaid expenses	(13)	24,199	18,337	18,180
Restricted cash	(14)	775	587	98
Securities and fixed-term deposits	(15)	5,870	4,448	5,453
Cash and cash equivalents	(16)	1,520	1,152	4,346
Assets of disposal groups	(4)	805	610	681
Deferred tax assets	(7)	458	347	373

Current assets		40,763	30,888	32,648

Total assets		167,908	127,232	126,562

		December 31,
	Note	2006*	2006	2005

STOCKHOLDERS’ EQUITY AND LIABILITIES
Capital stock	(17)	$2,374	€1,799	€1,799
Additional paid-in capital	(18)	15,520	11,760	11,749
Retained earnings	(19)	34,713	26,304	25,861
Accumulated other comprehensive income	(20)	10,838	8,212	5,331
Treasury stock	(17)	(304)	(230)	(256)

Stockholders’ equity		63,141	47,845	44,484

Minority interests	(21)	6,489	4,917	4,734

Financial liabilities	(24)	13,143	9,959	10,555
Operating liabilities and deferred income	(24)	7,715	5,846	6,365
Provisions for pensions	(22)	4,974	3,769	8,290
Other provisions	(23)	26,929	20,406	19,112
Deferred tax liabilities	(7)	9,626	7,294	7,929

Non-current liabilities		62,387	47,274	52,251

Financial liabilities	(24)	4,540	3,440	3,807
Operating liabilities and deferred income	(24)	19,273	14,604	13,504
Provisions for pensions	(22)	153	116	430
Other provisions	(23)	10,296	7,802	6,030
Liabilities of disposal groups	(4)	812	615	831
Deferred tax liabilities	(7)	817	619	491

Current liabilities		35,891	27,196	25,093

Total stockholders’ equity and liabilities		167,908	127,232	126,562

* Note 1

The accompanying Notes are an integral part of these Consolidated Financial Statements.

E.ON AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(€ in millions)

	Year Ended December 31,
	2006*	2006	2005	2004

Net income	$6,674	€5,057	€7,407	€4,339
Income applicable to minority interests	694	526	536	469
Adjustments to reconcile net income to net cash provided by operating activities
Income from discontinued operations	(168)	(127)	(3,059)	(328)
Depreciation, amortization and impairment on intangible assets, property, plant, equipment and equity investments	4,950	3,751	3,030	3,014
Changes in provisions	2,376	1,800	(362)	68
Changes in deferred taxes	(1,090)	(826)	390	(570)
Other non-cash income and expenses	(494)	(374)	90	209
Gain/Loss on disposal:
Equity investments	(974)	(738)	(44)	(397)
Intangible assets and property, plant and equipment	(120)	(91)	(36)	(31)
Securities (other than trading) (> 3 months)	(650)	(493)	(398)	(240)
Changes in current assets and other operating liabilities
Inventories	(1,793)	(1,359)	(281)	(279)
Trade receivables	(1,918)	(1,453)	(1,502)	(195)
Other operating receivables	888	673	(3,828)	(21)
Trade payables	113	86	1,386	(119)
Other operating liabilities	1,006	762	3,215	(143)

Cash provided by operating activities	9,494	7,194	6,544	5,776

Proceeds from disposal of
Equity investments	4,818	3,651	6,093	1,619
Intangible assets and property, plant and equipment	400	303	201	269
Purchase of
Equity investments	(1,423)	(1,078)	(985)	(2,203)
Intangible assets and property, plant and equipment	(5,388)	(4,083)	(2,956)	(2,574)
Changes in securities (other than trading) (> 3 months)	(1,017)	(771)	(568)	(135)
Changes in financial receivables and fixed-term deposits	(3,127)	(2,369)	(1,339)	2,697
Changes in restricted cash	(203)	(154)	(4)	(32)

Cash provided by (used for) investing activities	(5,940)	(4,501)	442	(359)

Payments received from/(made for) capital including minority interests	1	1	(26)	3
Payments received from/(made for) treasury stock, net	37	28	(33)	—
Payment of cash dividends to
Stockholders of E.ON AG	(6,089)	(4,614)	(1,549)	(1,312)
Minority stockholders	(319)	(242)	(239)	(278)
Proceeds from financial liabilities	14,313	10,846	3,013	3,522
Repayments of financial liabilities	(15,662)	(11,868)	(7,624)	(6,684)

Cash provided by (used for) financing activities	(7,719)	(5,849)	(6,458)	(4,749)

Net increase (decrease) in cash and cash equivalents	(4,165)	(3,156)	528	668
Cash provided by operating activities of discontinued operations	91	69	114	196
Cash used for investing activities of discontinued operations	(144)	(109)	(315)	(269)
Cash provided by financing activities of discontinued operations	3	2	(171)	288

Net increase in cash and cash equivalents from discontinued operations	(50)	(38)	(372)	215

Effect of foreign exchange rates on cash and cash equivalents	—	—	77	(60)

Cash and cash equivalents at the beginning of the period	5,735	4,346	4,113	3,290

Cash and cash equivalents from continuing operations at the end of the period	1,520	1,152	4,346	4,113

* Note 1

The accompanying Notes are an integral part of these Consolidated Financial Statements.

E.ON AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(€ in millions)

				Accumulated other comprehensive income
		Additional		Currency	Available-	Minimum
	Capital	paid-in	Retained	translation	for-sale	pension		Cash flow	Treasury
	stock	capital	earnings	adjustments	securities	liability	SFAS 158	hedges	stock	Total

Balance as of January 1, 2004	1,799	11,564	16,976	(1,021)	1,184	(492)	—	20	(256)	29,774
Shares reacquired/sold		182								182
Dividends paid			(1,312)							(1,312)
Net income			4,339							4,339
Other comprehensive income				125	994	(598)		56		577
Total comprehensive income										4,916

Balance as of December 31, 2004	1,799	11,746	20,003	(896)	2,178	(1,090)	—	76	(256)	33,560

Shares reacquired/sold		3								3
Dividends paid			(1,549)							(1,549)
Net income			7,407							7,407
Other comprehensive income				620	4,698	(312)		57		5,063
Total comprehensive income										12,470

Balance as of December 31, 2005	1,799	11,749	25,861	(276)	6,876	(1,402)	—	133	(256)	44,484

Shares reacquired/sold		11							26	37
Dividends paid			(4,614)							(4,614)
Net income			5,057							5,057
Other comprehensive income				167	3,139	346	—	(221)		3,431
Total comprehensive income										8,488
SFAS 158						1,056	(1,606)			(550)

Balance as of December 31, 2006	1,799	11,760	26,304	(109)	10,015	—	(1,606)	(88)	(230)	47,845

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

The E.ON Group is an internationally active group of energy companies with integrated electricity and gas operations based in Germany. Effective January 1, 2004, the Group has been organized around five defined target markets:

•	The Central Europe market unit, led by E.ON Energie AG (“E.ON Energie”), Munich, Germany, operates E.ON’s integrated electricity business and the downstream gas business in Central Europe.

•	Pan-European Gas is responsible for the upstream and midstream gas business. Moreover, this market unit holds predominantly minority shareholdings in the downstream gas business. This market unit is led by E.ON Ruhrgas AG (“E.ON Ruhrgas”), Essen, Germany.

•	The U.K. market unit encompasses the integrated energy business in the United Kingdom. This market unit is led by E.ON UK plc. (“E.ON UK”), Coventry, U.K.

•	The Nordic market unit, which is led by E.ON Nordic AB (“E.ON Nordic”), Malmö, Sweden, focuses on the integrated energy business in Northern Europe. It operates through the integrated energy company E.ON Sverige AB (“E.ON Sverige”), Malmö, Sweden.

•	The U.S. Midwest market unit, led by E.ON U.S. LLC (“E.ON U.S.”), Louisville, Kentucky, U.S., is primarily active in the regulated energy market in the U.S. state of Kentucky.

The Corporate Center contains those interests held directly by E.ON AG that are not allocated to a particular segment, as well as E.ON AG itself.

These market units form the core energy business and are at the same time segments as defined in Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The Corporate Center as part of the core energy business also contains the consolidation effects that take place at the Group level.

The other activities of the E.ON Group included the activities of Degussa AG (“Degussa”), Düsseldorf, Germany, which was accounted for under the equity method until the final disposal of E.ON’s minority interest in the third quarter of 2006.

Note 31 provides additional information about the market units.

Pursuant to Article 57 Sentence 1 No. 2 of the Introductory Law to the German Commercial Code (“EGHGB”), E.ON is exempted from the requirement to prepare consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) and a management report in accordance with Article 315a of the German Commercial Code (“HGB”) for the 2006 fiscal year. E.ON is preparing consolidated financial statements and a management report in accordance with internationally accepted accounting standards (U.S. GAAP), as provided for by Article 292a HGB, in combination with Article 58 (5) Sentence 2 EGHGB. For an assessment of the conformity of U.S. GAAP regulations with the Fourth and Seventh EU Accounting Directives, E.ON refers to German Accounting Standard (“DRS”) No. 1, “Exempting Consolidated Financial Statements in accordance with Article 292a HGB,” and DRS No. 1a, “Exempting Consolidated Financial Statements in accordance with Article 292a HGB — U.S. GAAP Consolidated Financial Statements: Goodwill and Other Intangible Assets,” as well as to the transitional regulations of German Accounting Amendment Standard (“DRÄS”) No. 2, Article 2.

Solely for the convenience of the reader, the December 31, 2006, financial statements (except the changes in stockholders’ equity) have also been translated into United States dollars (“$”) at the rate of €1 = $1.3197, the Noon Buying Rate of the Federal Reserve Bank of New York on December 29, 2006. Such translation is unaudited.

(2)  Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of E.ON AG and its consolidated subsidiaries. The subsidiaries, associated companies and other related companies have been included in the Consolidated Financial Statements in accordance with the following criteria:

•	Majority-owned subsidiaries in which E.ON directly or indirectly exercises control through a majority of the stockholders’ voting rights (“affiliated companies”) are generally fully consolidated. However, certain subsidiaries controlled by E.ON that are inconsequential, both individually and in the aggregate, are accounted for at cost with no subsequent adjustment, unless impaired. Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46(R)”), requires E.ON to consolidate so-called variable interest entities in which it is the primary beneficiary for economic purposes, even if it does not have a controlling interest.

•	Majority-owned companies in which E.ON does not exercise management control due to restrictions concerning the control of assets and management (“unconsolidated affiliates”) are generally accounted for under the equity method. Companies in which E.ON has the ability to exercise significant influence on operations (“associated companies”) are also accounted for under the equity method. These are mainly companies in which E.ON holds an interest of between 20 and 50 percent. However, certain associated companies controlled by E.ON that are inconsequential, both individually and in the aggregate, are accounted for at cost with no subsequent adjustment, unless impaired.

•	All other share investments are accounted for under the cost method or, if marketable, at fair value.

A list of all E.ON shareholdings and other interests is published in a separate listing of shareholdings in the German Electronic Federal Gazette (“elektronischer Bundesanzeiger”).

Intercompany results, sales, expenses and income, as well as receivables and liabilities between the consolidated companies are eliminated. If companies are accounted for under the equity method, intercompany results are eliminated in the consolidation process if and to the extent that these are material.

Business Combinations

In accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”), all business combinations are accounted for under the purchase method of accounting, whereby all assets acquired and liabilities assumed are recorded at their fair value. After adjustments to the fair values of assets acquired and liabilities assumed are made, any resulting positive differences are capitalized in the balance sheet as goodwill. Situations in which the fair value of net assets acquired is greater than the purchase price paid result in an excess that is first allocated as a pro rata reduction of certain acquired assets. Should any such excess remain, the remaining amount is recognized as a separate gain. Goodwill arising in companies for which the equity method is applied is calculated on the basis of the same principles that are applicable to fully consolidated companies.

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

The following chart depicts the movements in exchange rates for the periods indicated for major currencies of countries outside the European Monetary Union (1):

		€1, rate as of		€1, annual
		December 31,		average rate
	ISO Code	2006	2005	2006	2005	2004

British pound	GBP	0.67	0.69	0.68	0.68	0.69
Norwegian krone	NOK	8.24	7.99	8.05	8.01	8.00
Swedish krona	SEK	9.04	9.39	9.25	9.28	9.12
Hungarian forint	HUF	251.77	252.87	264.26	248.05	251.68
U.S. dollar	USD	1.32	1.18	1.26	1.24	1.13

(1)	The countries within the European Monetary Union in 2006 were Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain.

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

“Other sales” and “Cost of goods sold and services provided — Other” are presented in the Consolidated Statements of Income and primarily include consolidation effects at the Group level.

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

Net gains on derivative financial instruments used for proprietary trading are presented in the line item “Sales”.

Other Activities

Sales at Viterra AG, Essen and subsidiaries (“Viterra”), which in 2005 and 2004 were included in “Income/Loss from discontinued operations, net” and which were derived from the business of residential real estate and from the growing business of real estate development, were recognized net of discounts, sales incentives, customer bonuses and rebates granted when risk is transferred, remuneration is contractually fixed or determinable and satisfaction of the associated claims is probable. Sales attributable to services under long-term contracts (in particular property leases and service contracts) were recognized according to the terms of the contracts or at the point when the relevant services were rendered.

Electricity Tax

The electricity tax is levied on electricity delivered to retail customers by domestic utilities in Germany and Sweden and is calculated on the basis of a fixed tax rate per kilowatt-hour (kWh). This rate varies between different classes of customers.

Energy Taxes

The new German Energy Tax Act (“Energiesteuergesetz,” “EnergieStG”) regulates the taxation of energy generated from petroleum, natural gas and coal. It replaced the Petroleum Tax Act effective August 1, 2006. Under the Energy Tax Act, natural gas tax is not levied until delivery to the end consumer. Under the previously applicable Petroleum Tax Act, natural gas tax became due at the time of the procurement or removal of the natural gas from storage facilities.

Taxes other than Income Taxes

Taxes other than income taxes totaled €190 million in 2006 (2005: €57 million; 2004: €78 million) and consisted principally of property taxes and higher taxes on installed nuclear and hydroelectric powercapacities in Sweden. In 2005 and 2004, taxes other than income taxes consisted primarily of property tax and real estate transfer taxes.

Cost of Goods Sold and Services Provided

Cost of goods sold and services provided primarily includes the cost of generation, procured electricity and gas, the cost of raw materials and supplies used to produce energy, depreciation of the equipment used to generate, store and transfer electricity and gas, personnel costs directly related to the generation and supply of energy, as well as costs incurred in the purchase of production-related services. Net losses on derivative financial instruments used for proprietary trading are presented in the line item “Cost of goods sold and services provided.”

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

Accounting for Sales of Stock of Subsidiaries or Associated Companies

If a subsidiary or associated company sells its stock to a third party, leading to a reduction in E.ON’s ownership interest of the relevant company (“dilution”), in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 51, “Accounting for Sales of Stock of a Subsidiary” (“SAB 51”), gains and losses from these dilutive transactions are included in the income statement under “Other operating income (expenses), net”.

Advertising Costs

Advertising costs are expensed as incurred and totaled €281 million in 2006 (2005: €156 million; 2004: €130 million).

Research and Development Costs

Research and development costs are expensed as incurred, and recorded as other operating expenses. They totaled €27 million in 2006 (2005: €24 million; 2004: €19 million).

Earnings per Share

Earnings per share (“EPS”) are computed in accordance with SFAS No. 128, “Earnings per Share” (“SFAS 128”). Basic (undiluted) EPS is computed by dividing consolidated net income by the weighted average number of ordinary shares outstanding during the relevant period. The computation of diluted EPS is identical to basic EPS, as E.ON AG does not have any dilutive securities.

Goodwill and Intangible Assets

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

Accounting for internally-developed software for internal use within the Company is governed by the guidelines of the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” In accordance with this SOP, any costs incurred from the moment at which the decision on the implementation and on all functions, characteristics and specifications of the software was made, are capitalized and amortized over the probable useful life. Any costs incurred up to that point are immediately expensed.

Intangible assets with definite lives subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Please see Note 11(a) for additional information about goodwill and intangible assets.

Property, Plant and Equipment

Property, plant and equipment are valued at historical or production costs, including asset retirement costs to be capitalized and depreciated over their expected useful lives, generally using the straight-line method, as summarized in the following table.

Buildings	10 to 50 years
Technical equipment, plant and machinery	10 to 65 years
Other equipment, fixtures, furniture and office equipment	3 to 25 years

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured in accordance with SFAS 144 by comparison of the carrying amount of the asset and its expected undiscounted future cash flows. If such a long-lived asset’s carrying amount exceeds its undiscounted future cash flows, the carrying value of such an asset is written down to its lower fair value. Unless quoted market prices in active markets are available, fair value is measured by discounted estimated future cash flows. If necessary, the remaining useful life of the asset is correspondingly revised.

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

Financial Assets

Shares in associated companies are generally accounted for under the equity method. E.ON’s accounting policies are also generally applied to its associated companies. Other share investments that are marketable, similar to securities, are valued in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). SFAS 115 requires that a security be accounted for according to its classification as trading, available-for-sale or held-to-maturity. Debt securities that the Company does not have the positive intent and ability to hold to maturity, as well as all marketable securities, are classified as available-for-sale securities. The Company does not hold any securities classified as trading or held-to-maturity.

Securities classified as available-for-sale are carried at fair value, with any resulting unrealized gains and losses net of related deferred taxes reported as a separate component of stockholders’ equity until realized. Realized gains and losses are recorded based on the specific identification method. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in the line item “Financial earnings, net” as “Write-down of financial assets and other share investments.”

The residual value of debt securities is adjusted for premiums and discounts which remain to be amortized or accreted until maturity of the respective security. Such amortization and accretion is included in income. Realized gains and losses on such securities are respectively included in “Other operating income (expenses), net.” Other share investments that are non-marketable are accounted for at acquisition cost.

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

Receivables and Other Assets

Receivables and other assets are recorded at their nominal values. Valuation allowances are provided for identified individual risks. Further, if the recoverability of a certain portion of the receivables is not probable, valuation allowances are provided to cover the expected loss.

Emission Rights

Emission rights held under national and international emission-rights systems are reported as inventory. Emission rights are capitalized at their acquisition costs when issued for the respective reporting period as (partial) fulfillment of the notice of allocation from the responsible national authorities. Emission rights are subsequently valued at amortized cost. The consumption of emission rights is valued at average cost. Any shortfall in emission rights is accrued throughout the year within other provisions. The expenses incurred for the consumption of emission rights and the recognition of a corresponding provision are reported under cost of goods sold.

As part of operating activities, emission rights are also held for proprietary trading purposes. Emission rights held for proprietary trading are reported under “Operating receivables, other operating assets and prepaid expenses”.

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

Gains or losses from the disposal and income and expenses from the operations of a discontinued operation are reported under “Income/Loss from discontinued operations, net”; prior-year income statement figures are adjusted accordingly. Cash flows of discontinued operations are stated separately in the Consolidated Statement of Cash Flows. However, there is no reclassification of prior-year balance sheet line items attributable to discontinued operations, as such reclassification is not required by SFAS 144.

The income and expenses related to operations that will be disposed of but are not classified as discontinued operations are included in “Income/Loss from continuing operations” until they are sold.

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

Restricted Cash

Restricted cash with a remaining maturity in excess of twelve months is classified as “Financial receivables and other financial assets.”

Securities and Fixed-Term Deposits

Deposits at banking institutions and available-for-sale securities that management does not intend to hold long-term with original maturities greater than three months are classified as “Securities and fixed-term deposits”. Unrealized gains and losses in these investments are reported net of related deferred taxes as a separate component of stockholders’ equity. Realized gains and losses, as well as unrealized losses that are other than temporary, are recognized in “Other operating income (expenses), net.”

Cash and Cash Equivalents

Cash and cash equivalents with an original maturity of three months or less include checks, cash on hand, balances in Bundesbank accounts and at other banking institutions. Included herein are also securities with an original maturity of three months or less unless they are restricted.

Stock-Based Compensation

Effective January 1, 2006, E.ON applies the accounting and measurement guidelines of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) requires that the virtual stock option program (“Stock Appreciation Rights,” “SAR”) used by the E.ON Group be recognized as an expense on the basis of their fair value. Previously, under SFAS 123 in conjunction with FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (“FIN 28”), SAR were accounted for at their intrinsic value on the balance sheet date, with the corresponding expenses also recognized on the income statement. In accordance with SFAS 123(R), E.ON determines fair value using the Monte Carlo simulation technique. The cumulative effect of the initial application of the standard, which was effected using the modified prospective transitional method, did not exceed €1 million. Consequently, no separate presentation of pro forma information is provided.

U.S. Regulatory Assets and Liabilities

Accounting for E.ON’s regulated utility businesses, Louisville Gas and Electric Company (“LG&E”), Louisville, Kentucky, U.S., and Kentucky Utilities Company (“Kentucky Utilities”), Lexington, Kentucky, U.S., of the U.S. Midwest market unit, conforms with U.S. generally accepted accounting principles as applied to regulated public utilities in the United States of America. These entities are subject to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (“SFAS 71”), under which costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery of such costs from customers in future rates approved by the relevant regulator. Likewise, certain credits that would otherwise be reflected as income are deferred as regulatory liabilities. The current or expected recovery by the entities of deferred costs and the expected return of deferred credits is generally based on specific ratemaking decisions or precedent for each item.

The U.S. Midwest market unit currently receives interest on most regulatory assets except for certain assets that have separate rate mechanisms providing for recovery within twelve months. No return is earned on the pension and postretirement regulatory asset, which represents the changes in the funded status of the plans. Additionally, no return is earned on the asset retirement obligation (“ARO”) regulatory asset. This regulatory asset will be offset against the associated regulatory liability, ARO asset and ARO liability at the time the underlying asset is retired.

U.S. regulatory assets and provisions are included in “Operating receivables, other operating assets and prepaid expenses” and “Other provisions,” respectively.

Provisions for Pensions

The valuation of pension liabilities is based upon actuarial computations using the projected unit credit method in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”). The valuation is based on current pensions and pension entitlements and on economic assumptions that have been chosen in order to reflect realistic expectations. Cash balance pension plans are valued in accordance with the interpretation of the “Emerging Issues Task Force” (EITF) 03-4 (traditional unit credit method). The expanded disclosure requirements outlined in SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132(R)”), were followed by E.ON for all domestic and foreign pension plans.

The effective date for fixing the economic measurement parameters is December 31 of each year. Variations in measurement assumptions, differences between the estimated and actual number of beneficiaries and underlying assumptions can result in actuarial gains and losses. Together with unrecognized prior service cost or credit, these are recognized as income or expense on a delayed basis and amortized separately over periods determined for each individual pension plan.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”) was adopted at the end of the 2006 fiscal year. SFAS 158 requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefits. Unrecognized actuarial gains or losses and past service cost have been recognized net of tax in “Accumulated other comprehensive income” as part of the adoption of SFAS 158. See Note 22 for more information.

Other Provisions and Liabilities

Other provisions and liabilities are recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.

SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), requires that the fair value of a liability arising from the retirement or disposal of an asset be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. When the liability is recorded, the Company must capitalize the costs of the liability by increasing the carrying amount of the long-lived asset. In subsequent periods, the liability is accreted to its present value and the carrying amount of the asset is depreciated over its useful life. Provisions for nuclear decommissioning costs are based on external studies and are continuously updated. Other provisions for the retirement or decommissioning of property, plant and equipment are based on estimates of the amount needed to fulfill the obligations.

Changes to these estimates arise pursuant to SFAS 143 particularly when there are deviations from original cost estimates or changes to the payment schedule or the level of relevant obligation. The liability must be adjusted in the case of both negative and positive changes to estimates (i.e., when the liability is less or greater than the accreted prior-year liability less utilization). Such an adjustment is usually effected through a corresponding adjustment to fixed assets and is not recognized in income. Provisions for liabilities are accreted annually at the same interest rate that was used to establish fair value. The interest rate for existing liabilities will not be changed in future years. For new liabilities, as well as for increases in fair value due to changes in estimates that are treated like new liabilities, the interest rate to be used for subsequent valuations will be the interest rate that was valid at the time the new liability was incurred or when the change in estimate occurred.

FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143” (“FIN 47”), clarifies that SFAS 143 also applies to asset retirement obligations even though uncertainty exists about the timing and/or method of settlement. A liability must be recognized for an obligation if its fair value can be reasonably estimated. For the E.ON Group, the adoption of FIN 47 in 2005 resulted in a charge against earnings of €7 million after taxes (€10 million before taxes). The net book values of long-lived assets increased by €13 million through the adoption of FIN 47, U.S. regulatory assets increased by €13 million, and additional provisions of €36 million were recognized.

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

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date. The deferred taxes for German companies during the reporting year were generally calculated using a tax rate of 39 percent (2005: 39 percent; 2004: 39 percent) on the basis of a federal statutory rate of 25 percent for corporate income tax, a solidarity surcharge of 5.5 percent on corporate tax, and the average trade tax rate applicable for E.ON. Foreign subsidiaries use applicable national tax rates.

Note 7 shows the major temporary differences as recorded.

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

Instruments commonly used are foreign currency forwards, swaps and options, interest-rate swaps, interest-rate options and cross-currency swaps. Equity forwards are entered into to cover price risks on securities. In commodities, the instruments used include physically and cash-settled forwards and options based on the prices of electricity, gas, coal, oil and emission rights. As part of conducting operations in commodities, derivatives are also acquired for proprietary trading purposes. Income and losses from derivative proprietary trading instruments are shown net in the Consolidated Statement of Income.

SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the Consolidated Balance Sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in net income or stockholders’ equity as a component of accumulated other comprehensive income.

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

For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risks are recorded in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is reported in stockholders’ equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period or periods during which the transaction being hedged affects earnings. For hedging instruments used to establish cash flow hedges, the change in fair value of the ineffective portion is recorded in current earnings. To hedge the foreign currency risk arising from the Company’s net investment in foreign operations, derivative as well as non-derivative financial instruments are used. Gains or losses due to changes in fair value and from foreign-currency translation are recorded in the cumulative translation adjustment within stockholders’ equity as a currency translation adjustment in accumulated other comprehensive income.

Fair values of derivative instruments are classified as operating assets or liabilities. Changes in fair value of derivative instruments affecting income are classified as other operating income or expenses. Gains and losses from interest-rate derivatives are included in interest income. Certain realized amounts are, if related to the sale of products or services, included in “Sales” or “Cost of goods sold and services provided”.

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

Option contracts relating to minority interests in fully consolidated companies and affiliates that do not fall within the scope of SFAS 133 are carried at fair value in accordance with SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”), EITF 00-6 “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary” and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”

Please see Note 28 for additional information regarding the Company’s use of derivative instruments.

Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows is classified by operating, investing and financing activities pursuant to SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”). Cash flows of discontinued operations are reported separately in the Consolidated Statement of Cash Flows. The separate line item, “Other non-cash income and expenses,” is mainly comprised of undistributed income from companies accounted for under the equity method. Effects of changes in the scope of consolidation are shown in investing activities, but have been eliminated from operating and financing activities. This also applies to valuation changes due to exchange rate fluctuations, whose impact on cash and cash equivalents is separately disclosed.

Segment Information

The Company’s segment reporting is prepared in accordance with SFAS 131. The management approach required by SFAS 131 designates that the internal reporting organization that is used by management for making operating decisions and assessing performance should be used as the basis for presenting the Company’s reportable segments (see Note 31).

Use of Estimates

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts as of the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Presentation of the Consolidated Balance Sheet and Reclassifications

The Consolidated Balance Sheet as of December 31, 2006 has for the first time been prepared using a classified balance sheet structure, which improves the presentation of the financial condition. Assets that will be realized within twelve months of the reporting date are presented as current. Liabilities that are due to be settled within one year of the reporting date are classified as current. Prior-year information has been reclassified to conform to this presentation.

In addition, prior-year information has been reclassified in order to conform to the current-year presentation.

New Accounting Pronouncements

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), was published in July 2006. FIN 48 describes the treatment of uncertain tax positions in financial reporting. FIN 48 applies to fiscal years that begin after December 15, 2006. E.ON is currently evaluating the potential effects of applying FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides additional guidance for fair value measurements of assets and liabilities. It applies whenever other standards require assets or liabilities to be measured at fair value. It does not expand the use of fair value to any new circumstances. Under SFAS 157, fair value is the price in an orderly transaction between market participants to sell an asset or transfer a liability. A fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. In accordance with this principle, SFAS 157 establishes a fair value hierarchy that gives highest priority to quoted prices on active markets. At the lowest rung of this hierarchy are unobservable data such as the reporting entity’s own data. This statement is effective for fiscal years beginning after November 15, 2007. E.ON is currently evaluating the potential effects of applying SFAS 157.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. E.ON has initially applied the provisions of SAB 108 for the fiscal year ending December 31, 2006. The initial application had no effects on the Consolidated Financial Statements.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS 159”), which provides the option to measure certain financial assets and liabilities at fair value. Entities may decide whether to elect the fair value option for financial instruments to which the new accounting standard applies. Measurement classifications generally may be different for different financial instruments of similar types. The election is irrevocable and is applied only to an entire instrument; an instrument may not be split up for measurement purposes. SFAS 159 also contains rules concerning the presentation of items measured at fair value and corresponding disclosures in the notes to the financial statements. The application of SFAS 159 is mandatory for fiscal years that begin after November 15, 2007. E.ON is currently evaluating the potential effects of applying SFAS 159.

(3)  Scope of Consolidation

The number of consolidated companies changed as follows during the reporting year:

	Domestic	Foreign	Total

Consolidated companies as of December 31, 2005	128	379	507
Additions	15	18	33
Disposals/Mergers	5	35	40

Consolidated companies as of December 31, 2006	138	362	500

In 2006, a total of 109 domestic and 62 foreign associated companies were accounted for under the equity method (2005: 127 domestic and 63 foreign).

The mutual insurance fund Versorgungskasse Energie Versicherungsverein auf Gegenseitigkeit (“VKE”), Hanover, Germany, which reinsures part of the pension obligations toward E.ON Energie employees, was consolidated for the first time in 2006. A portion of the pension benefits received by these employees during retirement is covered by insurance contracts entered into with VKE. VKE also provides services with regard to the administration of pension payments for E.ON Group companies.

See Note 4 for additional information on acquisitions, disposals, discontinued operations and disposal groups.

The variable interest entities consolidated within the E.ON Group as of December 31, 2006, are two jointly managed electricity generation companies, one real estate leasing company and one company managing investments. During the second quarter of 2006, E.ON acquired additional interests in another real estate leasing company. E.ON now consolidates this company under the general consolidation rules as opposed to the variable interest criteria under FIN 46(R).

As of December 31, 2006, these variable interest entities included in the E.ON Group had total assets of €710 million (2005: €795 million) and recorded earnings of €27 million (2005: €17 million; 2004: €91 million) before consolidation. Total assets of €239 million and earnings of €3 million before consolidation were reported as of December 31, 2005, for the real estate leasing company in which E.ON obtained additional interests in the second quarter of 2006. As of December 31, 2004 earnings of €76 million before consolidation were reported for a variable interest entity disposed of during 2005 and no earnings before consolidation for the real estate leasing company in which E.ON obtained further interest in the second quarter 2006. Non-current assets of €132 million serve as collateral for liabilities relating to financial leases and bank loans.

The recourse of creditors of the consolidated variable interest entities to the assets of the primary beneficiary is generally limited. One variable interest entity has no such limitation of recourse. The primary beneficiary is liable for €75 million in respect of this entity.

In addition, the Company has had contractual relationships with another leasing company in the energy sector since July 1, 2000. The Company is not the primary beneficiary of this variable interest entity. The entity is currently in liquidation pursuant to a shareholder resolution. As of December 31, 2006, and December 31, 2005, the entity had no material assets and no liabilities. Neither the relationship to this entity nor its liquidation is expected to result in a realization of losses.

The extent of E.ON’s interest in another variable interest entity, which has been in existence since 2001 and was expected to terminate in the fourth quarter of 2005, still cannot be assessed in accordance with the FIN 46(R) criteria due to insufficient information. The significant transactions between this entity and the E.ON Group took place in the fourth quarter of 2005, with no activities thereafter. However, the entity’s liquidation remains outstanding. The entity handled the liquidation of assets from operations that had already been sold. Originally, its total assets amounted to €127 million. The termination of the relationship with this entity is not expected to result in any significant effects on earnings.

(4)  Acquisitions, Disposals, Discontinued Operations and Disposal Groups

The presentation of E.ON’s acquisitions, disposals, discontinued operations and disposal groups in this Note is based on SFAS 141 and 144. Pursuant to SFAS 141, acquisitions are classified as either “significant” or “other.” Additional disclosures must be made for material transactions. No acquisition was classified as significant under these guidelines in 2006 and 2005.

All acquisitions and disposals are in principle consistent with E.ON’s strategy for growth, which is to focus on its activities in the electricity and gas sectors.

Acquisitions in 2006

Central Europe

JCP/DDGáz

In the course of portfolio adjustments undertaken in the Czech Republic and Hungary, minority shareholdings in various companies were sold. In exchange, E.ON acquired, in addition to two other minority shareholdings, a further 46.7 percent of the company Jihočeská plynárenská, a.s. (“JCP”), České Budejovice, Czech Republic, in which E.ON previously held a 13.1 percent share. This company was fully consolidated as of September 1, 2006. An additional 39.2 percent interest was acquired in a separate transaction, which also took place in September. E.ON now holds 99.0 percent of JCP.

As part of the portfolio adjustment, an additional 49.9 interest percent was acquired in the fully consolidated company Déldunántúli Gázszolgáltató Rt. (“DDGáz”), Pécs, Hungary, in which E.ON previously held a 50.02 percent interest. As a result E.ON now holds 99.9 percent of DDGáz.

The exchange transaction resulted in total acquisition costs of €103 million, taking into account a cash component of €29 million. The acquisition of the share in DDGáz resulted in goodwill of €3 million; the purchase price allocation of JCP is still preliminary. Gains on disposals of minority interests totaled €31 million.

Pan-European Gas

E.ON Földgáz Storage/E.ON Földgáz Trade

Effective March 31, 2006, E.ON Ruhrgas acquired a 100 percent interest in the gas trading and storage business of the Hungarian oil and gas company MOL through the acquisition of interests in MOL Földgázellátó Rt. (now E.ON Földgáz Storage) and MOL Földgáztároló Rt. (now E.ON Földgáz Trade), both of Budapest, Hungary. The purchase price was approximately €400 million. It has been agreed that, contingent on regulatory developments in Hungary, compensatory payments may be required until the end of 2009 which could lead to a subsequent adjustment of the purchase price. The companies were fully consolidated as of March 31, 2006. As at December 31, 2006, the purchase price allocation resulted in goodwill of €119 million.

Disposals, Discontinued Operations and Disposal Groups in 2006

Discontinued Operations in 2006

Pursuant to SFAS 144, the following two companies are reported as discontinued operations in 2006: E.ON Finland, Espoo, Finland, within the Nordic market unit and the operations of Western Kentucky Energy Corp. (“WKE”), Henderson, Kentucky, U.S., within the U.S. Midwest market unit. E.ON Finland was sold in June 2006. In addition, E.ON recorded a gain in 2006 of approximately €52 million (net of tax: €51 million) from a purchase price adjustment on the sale of Viterra.

Nordic

E.ON Finland

On June 26, 2006, E.ON Nordic and the Finnish energy group Fortum Power and Heat Oy (“Fortum”) finalized the transfer to Fortum of all of E.ON Nordic’s shares in E.ON Finland pursuant to an agreement signed on

February 2, 2006. The purchase price for the 65.56 percent stake totaled approximately €390 million. E.ON Finland was classified as a discontinued operation in mid-January 2006.

The table below provides selected financial information from the discontinued operations of the Nordic segment for the periods indicated:

€ in millions	2006	2005	2004

Sales	131	258	253
Gain on disposal, net	11	—	—
Other income/(expenses), net	(115)	(202)	(230)

Income from continuing operations before income taxes and minority interests	27	56	23
Income taxes	(7)	(15)	2
Minority interests	(9)	(17)	(9)

Income from discontinued operations	11	24	16

U.S. Midwest

WKE

Through WKE, E.ON U.S. has a 25-year lease on and operates the generating facilities of Big Rivers Electric Corporation (“BREC”), a power generation cooperative in western Kentucky, and a coal-fired facility owned by the city of Henderson, Kentucky.

In November 2005, E.ON U.S. entered into a letter of intent with BREC regarding a proposed transaction to terminate the lease and the operational agreements for nine coal-fired and one oil-fired electricity generation units in western Kentucky, which were held through its wholly-owned subsidiary WKE and affiliates. The parties remain in the process of negotiating definitive agreements regarding the transaction, the closing of which would be subject to a number of conditions, including review and approval by various regulatory agencies and acquisition of certain consents by other interested parties. Subject to such contingencies, the parties are working on completing the proposed termination transaction during 2007. WKE therefore continues to be classified as a discontinued operation, just as in 2005.

The tables below provide selected financial information from the discontinued WKE operations in the U.S. Midwest segment for the periods indicated:

€ in millions	2006	2005	2004

Sales	227	214	195
Other income/(expenses), net	(129)	(466)	(199)

Income from continuing operations before income taxes and minority interests	98	(252)	(4)
Income taxes	(34)	90	2

Income from discontinued operations	64	(162)	(2)

	December 31,	December 31,
€ in millions	2006	2005

Property, plant and equipment	214	212
Other assets	396	469

Total assets	610	681

Total liabilities	615	831

In accordance with U.S. GAAP, the income and expenses of discontinued operations are reported separately under “Income/Loss from discontinued operations, net.” The Consolidated Statements of Income, including the notes relating to them, for the period ended December 31, 2006, and for the prior reporting periods have been adjusted for all discontinued operations. The assets and liabilities of these discontinued operations are presented in the Consolidated Balance Sheet as of December 31, 2006, under “Assets of disposal groups” and “Liabilities of disposal groups.” The balance sheet disclosures for the prior reporting periods were not adjusted, as SFAS 144 does not require such an adjustment. Cash flows to and from discontinued operations are reported separately in the Consolidated Statement of Cash Flows.

Other Disposals

In December 2005, E.ON AG and RAG AG (“RAG”), Essen, Germany, signed a framework agreement on the sale of E.ON’s 42.9 percent stake in Degussa to RAG. As part of the implementation of that framework agreement, on March 21, 2006, E.ON transferred its stake in Degussa into RAG Projektgesellschaft mbH, Essen, Germany. E.ON’s stake in this entity was forward sold to RAG on the same date. On July 3, 2006, E.ON and RAG executed the forward sales agreement for E.ON’s stake in RAG Projektgesellschaft mbH. E.ON has now sold its entire remaining, indirectly held stake in Degussa. RAG paid E.ON the roughly €2.8 billion purchase price on August 31, 2006. The transaction initially resulted in a gain of €618 million, which subsequently had to be adjusted for the intercompany gain attributable to E.ON’s minority ownership interest in RAG (39.2 percent). A gain of €376 million was thus realized from the transfer and the subsequent sale.

Acquisitions in 2005

Central Europe

Gorna Oryahovitza/Varna

At the end of February 2005, E.ON Energie acquired 67 percent stakes in each of the regional utilities Elektrorazpredelenie Gorna Oryahovitza AD (“Gorna Oryahovitza”), Gorna Oryahovitza, Bulgaria, and Elektrorazpredelenie Varna AD (“Varna”), Varna, Bulgaria, for an aggregate purchase price of approximately €138 million. Total goodwill of €16 million resulted from the purchase price allocation. The companies were fully consolidated as of March 1, 2005.

ETE

In July 2005, E.ON Energie transferred its 51 percent interest (49 percent voting interest) in Gasversorgung Thüringen GmbH (“GVT”), Erfurt, Germany, and its 72.7 percent interest in Thüringer Energie AG (“TEAG”), Erfurt, Germany, to Thüringer Energie Beteiligungsgesellschaft mbH (“TEB”), Munich, Germany. Municipal shareholders also transferred interests in GVT totaling 43.9 percent to TEB. GVT was then merged into TEAG, and the merged entity was renamed E.ON Thüringer Energie AG (“ETE”), Erfurt, Germany. As a result of this reorganization, E.ON Energie holds an 81.5 percent interest in TEB and TEB holds a 76.8 percent interest in ETE.

The consolidation of GVT as of July 1, 2005, undertaken at an acquisition cost of €168 million, resulted in goodwill of €58 million from the purchase price allocation. The transfer of the stake in TEAG resulted in a gain of €90 million, which is recognized under other operating income.

NRE

In September 2005, E.ON Energie completed the acquisition of 100 percent of the Dutch electric and gas utility NRE Energie b.v. (“NRE”), Eindhoven, The Netherlands. The purchase price amounted to €79 million, with €46 million in goodwill resulting from the purchase price allocation. NRE was fully consolidated as of September 1, 2005.

E.ON Moldova

At the end of September 2005, E.ON Energie completed the acquisition of the regional utility Electrica Moldova S.A. (“Moldova”), Bacau, Romania — now E.ON Moldova S.A. (“E.ON Moldova”) — by acquiring a 24.6 percent stake in and then increasing its stake in the company to 51 percent through a capital increase. The purchase price for this 51 percent interest amounted to €101 million. E.ON Moldova was fully consolidated as of September 30, 2005. No goodwill resulted from the purchase price allocation.

Pan-European Gas

Distrigaz

Following approval by the relevant authorities, E.ON Ruhrgas in June 2005 purchased a 30 percent interest in the gas utility S.C. Distrigaz Nord S.A. (“Distrigaz”), Târgu Mures, Romania, from the Romanian government for €127 million. Following a simultaneous increase in capital by €178 million, this holding increased to 51 percent. The company was fully consolidated as of June 30, 2005. Goodwill in the amount of €60 million resulted from the purchase price allocation. The entity was subsequently renamed E.ON Gaz România S.A.

Caledonia

E.ON Ruhrgas in November 2005 bought the British gas exploration company Caledonia Oil and Gas Limited (“Caledonia”), London, U.K., which has a stake in 15 gas fields in the British part of the southern North Sea. The purchase price including incidental acquisition expenses for the 100 percent interest in Caledonia totaled €602 million and was primarily paid through the issuance of loan notes. The company was fully consolidated on November 1, 2005. Goodwill in the amount of €390 million resulted from the final purchase price allocation. The company was subsequently renamed E.ON Ruhrgas UK North Sea Limited.

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

Disposals, Discontinued Operations and Disposal Groups in 2005

Discontinued Operations in 2005

For the 2005 fiscal year, Viterra and Ruhrgas Industries, both of which were sold during the year, were reported as discontinued operations in accordance with SFAS 144. In the U.S. Midwest market unit, the activities of WKE were classified as a discontinued operation. In addition, there were gains in 2005 from the discontinued operations of the Company’s former aluminum segment, which had already been sold in 2002, as well as from the discontinued operations of a company in the U.S. Midwest market unit that was sold in 2003. These gains totaled €11 million before taxes (after-tax gain: €11 million).

Pan-European Gas

Ruhrgas Industries

On June 15, 2005, E.ON Ruhrgas sold Ruhrgas Industries GmbH (“Ruhrgas Industries”), Essen, Germany, which operates in the gas measurement and control segments and in the construction of industrial blast furnaces, to the holding company CVC Capital Partners for a price of approximately €1.2 billion. The company was classified as a discontinued operation in June 2005 and deconsolidated as of August 31, 2005. The sale resulted in a gain of approximately €0.6 billion.

The table below provides details of selected financial information from the discontinued operations of the Pan-European Gas segment for the periods indicated:

€ in millions	2005	2004

Sales	847	1,188
Gain on disposal, net	606	—
Other income/(expenses), net	(803)	(1,123)

Income from continuing operations before income taxes and minority interests	650	65
Income taxes	(21)	(35)
Minority interests	(1)	(1)

Income from discontinued operations	628	29

Other Activities

Viterra

On May 17, 2005, E.ON sold 100 percent of Viterra, which is active in residential real estate and in the growing real estate development business, to Deutsche Annington GmbH, Düsseldorf, Germany. The price for the shares was approximately €4 billion. The company was classified as a discontinued operation in May 2005 and deconsolidated as of July 31, 2005. A book gain of €2.4 billion was recognized on the sale.

The table below provides details of selected financial information from the discontinued operations of the other activities segment for the periods indicated:

€ in millions	2005	2004

Sales	453	978
Gain on disposal, net	2,406	—
Other income/(expenses), net	(282)	(595)

Income from continuing operations before income taxes and minority interests	2,577	383
Income taxes	(19)	(64)
Minority interests	—	(25)

Income from discontinued operations	2,558	294

Acquisitions in 2004

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

The table below contains a presentation of the major classes of assets and liabilities of Midlands Electricity as of the acquisition date:

€ in millions	January 16, 2004

Goodwill	473
Intangible assets	10
Property, plant and equipment	1,745
Financial assets	34
Other assets	217

Total assets	2,479

Provisions	(178)
Liabilities	(2,246)

Total liabilities	(2,424)

Net assets	55

Other Acquisitions in 2004

Central Europe

JME/JCE

In 2003, majority stakes in two Czech regional utilities, Jihomoravská energetika a.s. (“JME”), Brno, Czech Republic, and Jihočeská energetika a.s. (“JCE”), České Budějovice, Czech Republic, were acquired for a total of €207 million, and both companies were fully consolidated on October 1, 2003. In December 2004, additional interests in JME and JCE were acquired; these transactions increased the Company’s respective interests in JME and JCE from 85.7 percent and 84.7 percent as of January 1, 2004, to 99.0 percent and 98.7 percent as of December 31, 2004. The total purchase price in 2004 amounted to €81 million.

Through the acquisition of all minority interests in 2005, E.ON’s ownership interest in both companies was increased to 100 percent. The acquisition costs for the stakes acquired in 2005 amounted to €5 million. The businesses of JCE and JME were subsequently transferred to the Group companies E.ON Distribuce a.s., E.ON Česká Republika a.s. and E.ON Energie a.s., all registered in České Budějovice, Czech Republic. For the interests acquired in 2004 and 2005, no goodwill remained after purchase price allocation.

E.ON Bayern

In 2004, the acquisition of the remaining E.ON Bayern shares by means of a squeeze-out procedure resulted in acquisition costs of €189 million, of which €165 million were attributable to the transfer of E.ON AG shares. The goodwill resulting from this transaction was €148 million.

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

Nordic

Graninge

In the first half of 2004, E.ON Sverige increased its stake in Graninge AB (“Graninge”), Sollefteå, Sweden, from 79.0 percent as of January 1, 2004, to 100 percent through the acquisition of the outstanding shares in three tranches for an aggregate price of €307 million (2.82 billion SEK). The purchase price allocation relating to these shares resulted in goodwill amounting to €76 million. As of December 31, 2004, the goodwill relating to the 100 percent interest in Graninge amounted to €233 million.

Disposals, Discontinued Operations and Disposal Groups in 2004

Disposal Groups in 2004

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

The table below shows the major balance sheet line items affected by the transaction; they were presented in the Consolidated Balance Sheet as of December 31, 2004, under “Assets/Liabilities of disposal groups.”

€ in millions	December 31, 2004

Fixed assets	553
Other assets	—

Total assets	553

Total liabilities	(54)

Net assets	499

(5)  Other Operating Income and Expenses

The table below provides details of other operating income and expenses for the periods indicated:

€ in millions	2006	2005	2004

Gains from the disposal of investments, net	579	34	397
(Loss) Gain on derivative instruments, net	(2,748)	931	602
Exchange rate differences	44	138	(309)
SAB 51 Gain	7	31	—
Research and development costs	(27)	(24)	(19)
Miscellaneous	1,297	564	707

Total	(848)	1,674	1,378

Other operating expenses include costs that cannot be allocated to production, selling or administration activities.

In the reporting period, net gains on the disposal of investments include the proceeds from the sale of the interest in Degussa (€376 million; see also Note 4). The higher gains in 2004 compared to 2005 were mainly attributable to the sale of stakes in EWE Aktiengesellschaft and Verbundnetz Gas AG (total gain: €317 million) and the disposal of 3.6 percent of the shares of Degussa AG (€51 million).

“Loss (Gain) on derivative financial instruments, net” include the losses and gains recognized as a result of the required marking to market and realized gains from derivatives under SFAS 133. The net loss in 2006 compared to a net gain in 2005 consists primarily of expenses from the fulfillment of derivative gas supply contracts and from the marking to market of energy derivatives, primarily at the U.K. market unit. These derivatives are used to hedge against fluctuations in prices. As of the end of 2006, this marking to market resulted in a loss of approximately €2.7 billion. In 2005, gains on the marking to market of derivatives increased in comparison with 2004 by €329 million.

Realized gains from currency derivatives and the effects of positive exchange rate differences recognized in income are reported as income from exchange rate differences.

The issuance of shares of E.ON Avacon AG (“E.ON Avacon”), Helmstedt, Germany, resulted in SAB 51 gains of €7 million and €31 million in 2006 and 2005, respectively.

Miscellaneous other operating income in 2006 includes net gains realized on the sale of securities in the amount of €492 million (2005: €398 million; 2004: €231 million). Also included in this line item are gains from the disposal of institutional securities funds as part of the transfer to the Contractual Trust Arrangement (“CTA”) in the amount of €159 million (see also Note 22) as well as income from the reversal of provisions (€146 million). The decrease in 2005 compared to 2004 of €143 million was mainly attributable to lower income from the reversal of provisions (€218 million) and an impairment loss recorded at cogeneration facilities in the U.K. market unit (€129 million) which was partly offset by higher gains realized on the sale of securities (€153 million) and the gain from the reduction of the Company’s stake in TEAG in connection with the bundling of its electric and gas activities in the German state of Thuringia into ETE (€90 million).

(6)  Financial earnings, net

The following table provides details of financial earnings, net for the periods indicated:

€ in millions	2006	2005	2004

Income from companies in which share investments are held; thereof from affiliated companies: €35 (2005: €33; 2004: €32)	223	203	185
Income from profit-and-loss-pooling agreements; thereof from affiliated companies: €4 (2005: €3; 2004: €5)	4	3	5
Losses from profit-and-loss-pooling agreements; thereof from affiliated companies: €(8) (2005: €(1); 2004: €(8))	(9)	(3)	(10)

Income from share investments	218	203	180

Income from other securities	37	45	36
Other interest and similar income; thereof from affiliated companies: €11 (2005: €6; 2004: €8)	1,213	1,001	576
Interest and similar expenses;
thereof from affiliated companies: €(3) (2005: €(8); 2004: (5))
thereof SFAS 143 accretion expense: €(524) (2005: €(511); 2004: €(499))	(1,937)	(1,782)	(1,675)

Interest and similar expenses (net)	(687)	(736)	(1,063)

Write-down of financial assets and share investments	(164)	(74)	(131)

Financial earnings, net	(633)	(607)	(1,014)

Net interest and similar expenses improved in 2006 as a result of lower net financial indebtedness; additionally, increasing interest rates had a positive effect on interest income from cash investments. Moreover, the first-time inclusion of VKE had a positive effect. Interest expense was reduced by capitalized interest on debt totaling €27 million (2005: €24 million; 2004: €20 million).

Included in interest and similar expenses (net) is a balance of €31 million resulting from various loans (2005: €31 million; 2004: €43 million).

(7)  Income Taxes

The following table provides details of income taxes, including deferred taxes, for the periods indicated:

€ in millions	2006	2005	2004

Current taxes
Domestic corporate income tax	(406)	1,081	952
Domestic trade tax	351	416	446
Foreign income tax	553	374	387
Other income taxes	5	—	(1)

Total	503	1,871	1,784

Deferred taxes
Domestic	(360)	(4)	92
Foreign	(466)	394	(24)

Total	(826)	390	68

Income taxes	(323)	2,261	1,852

The decrease in tax expenses of €2,584 million over the previous year primarily reflects the following effects: Current income taxes were reduced as a result of a higher proportion of tax-exempt earnings and the first-time recognition of €1,279 million in corporate tax credits (see below). In addition, deferred tax benefits of approximately €1,200 million were generated primarily as a result of losses recognized on the marking to market of commodity derivatives. The increase in tax expenses of €409 million in 2005 compared to 2004 reflected increases in operating income and reduced tax-exempt earnings, as well as higher foreign deferred tax expense due to marking to market of energy derivatives in the U.K. market unit.

The first-time recognition of corporate tax credits is based on new German legislation providing for fiscal measures to accompany the introduction of the European Company and amending other fiscal provisions (“SE-Steuergesetz”, or “SEStEG”), which came into effect on December 13, 2006. The new legislation altered the regulations on corporate tax credits arising from the corporate imputation system (“Anrechnungsverfahren”), which had existed until 2001. The change de-links the corporate tax credit from distributions of dividends. Instead, after December 31, 2006, an unconditional claim for payment of the credit in ten equal annual installments from 2008 through 2017 has been established. The total amount of the credit is €1,599 million. After discounting, tax income for the financial year was €1,279 million. The elimination in 2006 of the exclusion of corporate tax credits for dividends distributed after April 11, 2003, and before January 1, 2006, resulted in a tax relief of approximately €76 million on the dividend distributions, including the special dividend, totaling €4,614 million that were carried out in 2006.

In 2005, a deferred tax liability of €436 million was recorded to take into account the difference between net assets and the tax bases of subsidiaries and associated companies. As of December 31, 2006, the deferred tax liability amounted to €526 million. No deferred taxes have been recognized for temporary differences between net assets and the tax bases of foreign subsidiaries held by companies in third countries, since no actual reversals of these differences are expected to occur, which in turn makes it impracticable to determine deferred taxes for them.

Changes in foreign tax rates resulted in a total deferred tax benefit of €20 million. This compares to a deferred tax expense of €4 million recorded in 2005 and a deferred benefit of €2 million for 2004.

Whereas prior to 2006 the reconciliation to effective income taxes and tax rate has been derived from the corporate tax rate, the reconciliation for 2006 for the first time uses the income tax rate applicable to E.ON in

Germany (consisting of corporate tax, trade tax and the solidarity surcharge) of 39 percent as a basis. The differences between the respective base income tax rate and the effective tax rate are reconciled as follows:

	2006		2005 (1)		2004
	€ in millions	%	€ in millions	%	€ in millions	%

Corporate income tax	2,002	39.0	2,789	39.0	2,469	39.0
Credit for dividend distributions	(76)	(1.5)	—	—	—	—
Foreign tax rate differentials	(33)	(0.6)	(355)	(5.0)	(170)	(2.7)
Changes in valuation allowances	(41)	(0.8)	109	1.5	(202)	(3.2)
Changes in tax rate/tax law	(21)	(0.4)	4	0.1	149	2.4
Tax effects on
Tax-free income	(634)	(12.4)	(315)	(4.4)	(501)	(7.9)
Equity accounting	(258)	(5.0)	(67)	(0.9)	(185)	(2.9)
Other (2)	(1,262)	(24.6)	96	1.3	292	4.6

Effective income taxes/tax rate	(323)	(6.3)	2,261	31.6	1,852	29.3

(1)	Prior-year values have been adjusted accordingly to reflect the combined rate of 39 percent

(2)	thereof in 2006 income from capitalization of corporate tax credits: € 1,279 million

As discussed in Note 4, the corporate income taxes relating to discontinued operations are reported in E.ON’s Consolidated Statement of Income under “Income/Loss from discontinued operations, net,” and are as follows:

€ in millions	2006	2005	2004

Viterra	1	19	64
Ruhrgas Industries	—	21	35
WKE	34	(90)	(2)
E.ON Finland	7	15	(2)

Income taxes from discontinued operations	42	(35)	95

Income from continuing operations before income taxes and minority interests was attributable to the following geographic locations in the periods indicated:

€ in millions	2006	2005	2004

Domestic	3,664	3,526	3,553
Foreign	1,469	3,626	2,779

Total	5,133	7,152	6,332

Deferred tax assets and liabilities are as follows as of December 31, 2006 and 2005:

	December 31,
€ in millions	2006	2005

Deferred tax assets
Intangible assets	66	41
Property, plant and equipment	549	624
Financial assets	208	383
Inventories	12	7
Receivables	508	178
Provisions	4,227	4,753
Liabilities	2,315	2,421
Net operating loss carryforwards	613	891
Tax credits	38	33
Other	190	269

Subtotal	8,726	9,600

Valuation allowance	(434)	(573)

Total	8,292	9,027

Deferred tax liabilities
Intangible assets	1,140	1,030
Property, plant and equipment	6,631	6,609
Financial assets	2,510	2,312
Inventories	122	94
Receivables	1,851	2,401
Provisions	443	1,167
Liabilities	107	911
Other	1,544	844

Total	14,348	15,368

Net deferred tax assets/liabilities (−)	(6,056)	(6,341)

Of the deferred tax liabilities on financial assets reported for 2006, €1,793 million (2005: €1,137 million) relate to the marking to market of other share investments. Of this amount, €1,777 million (2005: €1,120 million) were recorded in stockholders’ equity (other comprehensive income), with no effect on income.

The adoption of SFAS 158 has led to an increase in deferred tax assets of €254 million. In addition, the reclassification of existing gross additional minimum pension liabilities totaling €1,374 million, €318 million in deferred taxes not recognized in income was reclassified as a component of accumulated other comprehensive income. The Consolidated Statement of Changes in Stockholders’ Equity provides additional information.

Net deferred income taxes included in the Consolidated Balance Sheet are as follows:

	December 31, 2006		December 31, 2005
€ in millions	current	non-current	current	non-current

Deferred tax assets	358	1,933	383	2,269
Valuation allowance	(11)	(423)	(10)	(563)

Net deferred tax assets	347	1,510	373	1,706

Deferred tax liabilities	(619)	(7,294)	(491)	(7,929)

Net deferred tax assets/liabilities (−)	(272)	(5,784)	(118)	(6,223)

The purchase price allocations of the acquisitions of DDGáz, E.ON Földgáz Trade, E.ON Földgáz Storage, Somet and E.ON Värme resulted in the recognition on December 31, 2006, of a total of €6 million in deferred tax assets and €27 million in deferred tax liabilities.

In the acquisition of E.ON Ruhrgas North Sea Limited, the purchase price allocation resulted in deferred tax assets of €112 million and deferred tax liabilities of €245 million as of December 31, 2005. The purchase price allocation of GVT resulted in a deferred tax liability of €36 million as of December 31, 2005.

The purchase price allocations of the acquisitions of E.ON Gaz România S.A., NRE Energie, Varna and Enfield resulted in a total deferred tax liability of €56 million as of December 31, 2005.

Based on subsidiaries’ past performance and the expectation of similar performance in the future, it is expected that the future taxable income of these subsidiaries will more likely than not be sufficient to permit recognition of their deferred tax assets. A valuation allowance has been provided for that portion of the deferred tax assets for which this criterion is not expected to be met.

The tax loss carryforwards as of the dates indicated are as follows:

	December 31,
€ in millions	2006	2005

Domestic tax loss carryforwards	2,016	2,907
Foreign tax loss carryforwards	956	1,220

Total	2,972	4,127

Since January 1, 2004, a tax loss carryforward can only be offset against up to 60 percent of taxable income, subject to a full offset against the first €1 million. This minimum corporate taxation also applies to trade tax loss carryforwards. Despite the introduction of minimum taxation, the German tax loss carryforwards have no expiration date.

Foreign tax loss carryforwards expire as follows: €15 million in 2007, €34 million between 2008 and 2011, €388 million after 2011. €519 million do not have an expiration date.

Tax credits totaling €38 million are exclusively foreign. Of these, €24 million expire after 2011 and €14 million do not have an expiration date.

(8)  Minority Interests in Net Income

Minority stockholders participate in the profits of the affiliated companies in the amount of €667 million (2005: €567 million; 2004: €524 million) and in the losses in the amount of €141 million (2005: €31 million; 2004: €55 million).

(9)  Personnel-Related Information

Personnel Costs

The following table provides details of personnel costs for the periods indicated:

€ in millions	2006	2005	2004

Wages and salaries	3,470	3,218	2,916
Social security contributions	579	549	500
Pension costs and other employee benefits; thereof pension costs: €505 (2005: €415; 2004: €373)	524	465	394

Total	4,573	4,232	3,810

In 2006, E.ON utilized 443,290 of its own shares (0.06 percent of E.ON’s outstanding shares) (2005: 308,555 shares; 0.04 percent) for resale to employees as part of an employee stock purchase program. These shares were sold to employees at preferential prices between €38.37 and €74.77 (2005: between €35.01 and €64.04). The costs arising from the granting of these preferential prices were charged to personnel costs as “wages and salaries.” Further information about the changes in the number of its own shares held by E.ON AG can be found in Note 17.

Since the 2003 fiscal year, employees in the U.K. have the opportunity to purchase E.ON shares through an employee stock purchase program and to acquire additional bonus shares. The cost of issuing these bonus shares is also recorded under personnel costs as part of “Wages and salaries.”

Share-Based Payment

Members of the Board of Management of E.ON AG and certain executives of E.ON AG and of the market units receive share-based payment as part of their long-term variable compensation. Share-based payment can only be granted if the qualified executive owns a certain minimum number of shares of E.ON stock, which must be held until maturity or full exercise. The purpose of such compensation is to reward their contribution to E.ON’s growth and to further the long-term success of the Company. This variable compensation component, comprising a long-term incentive effect along with a certain element of risk, provides for a sensible linking of the interests of shareholders and management.

The following discussion includes a report on the E.ON AG Stock Appreciation Rights plan, which ended in 2005, and on the E.ON Share Performance Plan, newly introduced in 2006.

Stock Appreciation Rights of E.ON AG

From 1999 up to and including 2005, E.ON annually granted virtual stock options (“Stock Appreciation Rights” or “SAR”) through the E.ON AG Stock Appreciation Rights program. The first tranche of SAR (from 1999) was exercised in full in 2002, and the second tranche (from 2000) was exercised in full in 2006. SAR from the third through seventh tranches may still be exercised after the end of the program, in accordance with the SAR terms and conditions.

	7th tranche	6th tranche	5th tranche	4th tranche	3rd tranche	2nd tranche

Date of issuance	Jan. 3, 2005	Jan. 2, 2004	Jan. 2, 2003	Jan. 2, 2002	Jan. 2, 2001	Jan. 3, 2000
Term	7 years	7 years	7 years	7 years	7 years	7 years
Blackout period	2 years	2 years	2 years	2 years	2 years	2 years
Price at issuance (in €)*	61.10	44.80	37.86	50.70	58.70	44.10
Level of the Dow Jones STOXX Utilities Index (Price EUR) at SAR issuance	268.66	211.58	202.14	262.44	300.18	285.77
Number of participants in year of issuance	357	357	344	186	231	155
Number of SAR issued (in millions)	2.9	2.7	2.6	1.7	1.8	1.5
Exercise hurdle (minimum percentage by which exercise price exceeds the price at issuance)	10	10	10	10	20	20
Exercise hurdle (minimum exercise price in €)*	67.21	49.28	41.65	55.77	70.44	52.92
Maximum exercise gain (in €)	65.35	49.05	—	—	—	—

*	Adjusted for special dividend distribution

SAR can be exercised by eligible executives following the blackout period within predetermined exercise windows, provided that the E.ON AG share price outperforms the Dow Jones STOXX Utilities Index (Price EUR) on at least ten consecutive trading days during the period from issuance until exercise, and that the E.ON AG share price on exercise is at least 10.0 percent (for the second and third tranches: at least 20.0 percent) above the price at issuance. The term of the SAR is limited to a total of 7 years.

Starting with the fourth tranche, the original underlying share price is equal to the average of the XETRA closing quotations for E.ON stock during the December prior to issuance. For tranches two and three, the underlying share price is the E.ON share price at the actual time of issuance. Because of the distribution of the special dividend of €4.25 per E.ON AG share declared by resolution of the Annual Shareholders Meeting on May 4, 2006, the original price at issuance and the exercise hurdles were adjusted in accordance with the SAR terms and conditions.

The amount paid to executives when they exercise their SAR is paid out in cash, and is equal to the difference between the E.ON AG share price at the time of exercise and the underlying share price at issuance multiplied by the number of SAR exercised. Beginning with the sixth tranche, a cap on gains on SAR equal to 100 percent of the underlying price at the time of issuance was put in place in order to limit the effect of unforeseen extraordinary increases in the underlying share price. This cap on gains took effect for the first time in the 2006 fiscal year. The exercise gains from 651,016 SAR of the sixth tranche were limited to the cap of €49.05.

As part of U.S. GAAP measurement, in accordance with SFAS 123(R), the SAR were measured at fair value for the first time in 2006.

A recognized option pricing model is used for measuring the value of these options. This option pricing model simulates a large number of different possible developments of the E.ON share price and the benchmark Dow Jones STOXX Utilities Index (Price EUR) (Monte Carlo simulation).

A certain exercise behavior is assumed when determining fair value. Individual exercise rates are defined for each of the tranches, depending on the price performance of the E.ON share. There is no liquid options market for the benchmark index, so no use is made of implicit volatility for reasons of consistency. Historical volatility and correlations of the E.ON share price and of the benchmark index that reflect remaining maturities are used in the calculations. The reference interest rate is the zero-swap rate for the corresponding remaining maturity. The dividend yields of E.ON stock and of the benchmark index are also taken into account in this pricing model. They are established based on the ratio of the last dividend distributed and the share prices on the valuation day. Future dividend expectations thus correspond to the most recent dividends paid out.

The table above and the following overview contain the parameters used for measurement on the balance sheet date.

	7th tranche	6th tranche	5th tranche	4th tranche	3rd tranche

E.ON AG share price on December 31, 2006 (in €)	102.83	102.83	102.83	102.83	102.83
Level of the Dow Jones STOXX Utilities Index (Price EUR) on December 31, 2006	464.95	464.95	464.95	464.95	464.95
Intrinsic value as of December 31, 2006 (in €)	41.73	49.05	64.97	52.13	44.13
Fair value as of December 31, 2006 (in €)	41.87	47.38	61.43	48.52	43.72
Swap rate (in %)	4.03	4.03	4.04	4.04	3.98
Volatility of the E.ON share (in %)	25.81	26.22	26.29	25.46	22.57
Volatility of the Dow Jones STOXX Utilities Index (Price EUR) (in %)	14.66	14.85	14.96	14.74	13.62
Correlation between the E.ON share price and the Dow Jones STOXX Utilities Index (Price EUR)	0.6802	0.6896	0.7066	0.7382	0.7901
Most recent cash dividend paid on E.ON AG stock (in €)	2.75	2.75	2.75	2.75	2.75
Dividend yield of the E.ON share (in %)	2.67	2.67	2.67	2.67	2.67
Dividend yield of the Dow Jones STOXX Utilities Index (Price EUR) (in %)	4.36	4.36	4.36	4.36	4.36

In 2006, 2,948,702 SAR from tranches two through six were exercised on an ordinary basis. In addition, 64,890 SAR from tranches six and seven were exercised in accordance with the SAR terms and conditions on an extraordinary basis. The gain to the holders on exercise totaled €134.4 million (2005: €78.1 million). During 2006,

42,181 SAR from tranches five, six and seven expired. The provision for the SAR program was €143.1 million as of the balance sheet date (2005: €164.4 million). The expense for the 2006 fiscal year amounted to €113.0 million (2005: €137.7 million).

The number of SAR, provisions for and expenses arising from the E.ON SAR program have changed as shown in the following table:

	7th tranche	6th tranche	5th tranche	4th tranche	3rd tranche	2nd tranche

SAR outstanding as of January 1, 2005	—	2,647,181	2,502,393	809,886	1,300,900	192,500
SAR granted in 2005	2,904,949	17,297	—	—	—	—
SAR exercised in 2005	7,521	55,983	1,860,682	503,477	983,650	161,000
SAR expired in 2005	12,000	20,000	—	—	7,000	—
Change in scope of consolidation in 2005	—	(170,500)	(28,000)	(67,500)	(151,500)	(19,000)

SAR outstanding as of December 31, 2005	2,885,428	2,417,995	613,711	238,909	158,750	12,500

SAR granted in 2006	—	—	—	—	—	—
SAR exercised in 2006	49,511	2,349,731	346,358	169,742	85,750	12,500
SAR expired in 2006	26,041	13,717	2,423	—	—	—
Change in scope of consolidation in 2006	—	—	—	—	—	—

SAR outstanding as of December 31, 2006	2,809,876	54,547	264,930	69,167	73,000	—

Gains on excercise in 2006 (in millions of €)	2.0	106.8	16.9	5.7	2.3	0.7
Provision as of December 31, 2006 (in millions of €)	117.6	2.6	16.3	3.4	3.2	—
Expense in 2006 (in millions of €)	87.8	16.7	5.4	1.2	1.7	0.2
Average exercise gain per SAR (in €)	40.31	45.45	48.84	33.24	27.27	54.66

The SAR of tranches three through six were exercisable on December 31, 2006. The blackout period for the seventh tranche ended on December 31, 2006.

E.ON Share Performance Plan

In 2006, a new stock-based compensation system, the E.ON Share Performance Plan, was introduced, and virtual shares (“Performance Rights”) from the first tranche were granted for the first time. The amount of compensation from the E.ON Share Performance Plan depends both on the development of the E.ON share price and explicitly on the relative performance of E.ON stock in comparison to a sector index.

1st tranche

Date of issuance	Jan. 2, 2006
Term	3 years
Target value at issuance (in €)	79.22
Number of participants in year of issuance	396
Number of Performance Rights issued	458,641
Maximum cash amount (in €)	237.66

At the beginning of the three-year term of each tranche, plan participants are granted Performance Rights. At the end of the term, each Performance Right is entitled to a cash payment linked to the final E.ON share price established at that time. The amount of the payment is also linked to the relative performance of the E.ON share price in comparison with the benchmark, the Dow Jones STOXX Utilities Index (Total Return EUR). The amount paid out is equal to the target value of this compensation component if the E.ON share price at the end of the term is equal to the initial price at the beginning of the term and the performance matches that of the benchmark. The maximum amount to be paid out to each participant per Performance Right is limited to three times the original target value on the grant date.

60-day average prices are used to determine the initial price, the final price and the relative performance, in order to mitigate the effects of incidental, short-lived price movements. The target value of the first tranche is equal to the initial price of €79.22.

The calculation of the payment amount takes place at the same time for all plan participants with effect on the last day of the term of the tranche. If the performance of the E.ON share matches that of the index, the amount paid out is not adjusted; the final share price is paid out. However, if the E.ON share outperforms the index, the amount paid out is increased proportionally by one percent for each one percent of outperformance. If, on the other hand, the E.ON share should underperform the index, disproportionate deductions of five percent are made for each one percent of underperformance, and in the case of underperformance by 20 percent or more, no payment at all takes place.

The plan contains adjustment mechanisms to eliminate the effect of events such as interim corporate actions. Accordingly, to compensate for the economic effects of the special dividend payment of May 5, 2006, capital adjustment factors were established for the first tranche.

At the end of the first year of the three-year term, the intrinsic value of one Performance Right dropped from €79.22 to €42.00. The decline is primarily due to the fact that the E.ON share could not match the positive performance of the benchmark index to the same degree. The performance during the 60-day review period established lagged far behind the original performance targets set. Whereas the absolute price performance since plan inception is very strong, this performance only partially compensates for the losses resulting from the relative performance. The two value-driving factors, the share price and the relative performance, are thus both reflected in the change in intrinsic value of the Performance Rights, and both receive the desired consideration as a result.

Instead of reporting the target value or the intrinsic value on the financial statements, the fair value is determined for the Performance Rights in accordance with SFAS 123(R) using a recognized option pricing model. Similar to the option pricing model used for the SAR program, this model involves the simulation of a large number of different possible development tracks for the E.ON share price (taking into account the effects of reinvested dividends and capital adjustment factors) and the benchmark index (Monte Carlo simulation). However, unlike the SAR program, the benchmark for this plan is the Dow Jones STOXX Utilities Index (Total Return EUR). Since payments to all plan participants take place on a specified date, no assumptions concerning exercise behavior are made in this plan structure, and such assumptions are therefore not considered in this option pricing model. Dividend payments and corporate actions are taken into account through corresponding factors that are analogous to those employed by the index provider.

1st tranche

E.ON AG share price on December 31, 2006 (in €)	102,83
Level of the Dow Jones STOXX Utilities Index (Total Return EUR) on December 31, 2006	796.53
Intrinsic value as of December 31, 2006 (in €)	42.00
Fair value as of December 31, 2006 (in €)	58.54
Swap rate (in %)	4.04
Volatility of the E.ON share (in %)	19.65
Volatility of the Dow Jones STOXX Utilities Index (Total Return EUR) (in %)	12.40
Correlation between the E.ON share price and the Dow Jones STOXX Utilities Index (Total Return EUR)	0.8273
Most recent cash dividend paid on E.ON AG stock (in €)	2.75
Dividend yield of the E.ON share (in %)	2.67

458,641 first-tranche Performance Rights were granted in 2006. As of December 31, 2006, the cash amount from 2,020 Performance Rights was paid out on an extraordinary basis in accordance with the terms and conditions. Total payments amounted to €0.1 million (2005: €0.0 million). 2,020 Performance Rights expired during the term. The provision was €8.9 million at year-end (2005: €0.0 million). The provision was prorated for the first year of the total three-year term. The total expense for the E.ON Share Performance Plan amounted to €9.0 million in 2006 (2005: €0.0 million 2004: €0.0 million). As of the balance sheet date, a total expense from the first tranche of €26.7 million on a fair-value basis is expected upon expiration of the three-year term.

1st tranche

Performance Rights granted in 2006	458,641
Settled Performance Rights in 2006	2,020
Performance Rights expired in 2006	2,020
Change in scope of consolidation in 2006	—
Performance Rights outstanding as of December 31, 2006	454,601
Cash amount paid in 2006 (in millions of €)	0.1
Provision as of December 31, 2006 (in millions of €)	8.9
Expense in 2006 (in millions of €)	9.0
Average cash amount per Performance Right (in €)	42.00

The first tranche was not yet payable on an ordinary basis on the balance sheet date.

The issue of a second tranche of the E.ON AG Share Performance Plan is planned for 2007.

Employees

During 2006, the Company employed an average of 80,453 people (2005: 74,788), not including 2,280 apprentices (2005: 2,174). The breakdown by segments is shown below:

	2006	2005

Central Europe	44,148	42,835
Pan-European Gas	12,653	11,025
U.K.	14,599	12,106
Nordic	5,697	5,381
U.S. Midwest	2,919	3,007
Corporate Center	437	434

Total	80,453	74,788

(10)  Earnings per Share

The computation of basic and diluted earnings per share for the periods indicated is shown below.

€ in millions	2006	2005	2004

Income/Loss from continuing operations	4,930	4,355	4,011
Income/Loss from discontinued operations	127	3,059	328
Income/Loss from cumulative effect of changes in accounting principles, net	—	(7)	—

Net income	5,057	7,407	4,339
Weighted-average number of shares outstanding (in millions)	659	659	657

Earnings per share (in €)
from continuing operations	7.48	6.61	6.11
from discontinued operations	0.19	4.64	0.50
from cumulative effect of changes in accounting principles, net	0.00	(0.01)	—

from net income	7.67	11.24	6.61

The computation of diluted EPS is identical to basic EPS, as E.ON AG does not have any dilutive securities.

(11)  Goodwill and Intangible Assets; Property, Plant and Equipment; Financial Assets

	Acquisition and production costs
		Exchange	Change in
	January 1,	rate	scope of					December 31,
€ in millions	2006	differences	consolidation	Additions	Disposals	Transfers	Impairment	2006

Goodwill	15,662	(242)	73	52	(12)	(126)	—	15,407
Intangible assets	6,056	53	(58)	145	(98)	(21)	(45)	6,032
Advance payments on intangible assets	26	—	—	11	—	(23)	—	14

Goodwill and intangible assets	21,744	(189)	15	208	(110)	(170)	(45)	21,453

Real estate and leasehold rights	4,011	85	(11)	55	(48)	(139)	(5)	3,948
Buildings	7,761	7	(59)	98	(21)	274	(25)	8,035
Technical equipment, plant and machinery	77,391	90	182	1,989	(1,294)	885	(379)	78,864
Other equipment, fixtures, furniture and office equipment	3,348	26	(78)	244	(180)	7	—	3,367
Advance payments and construction in progress	1,331	(28)	42	1,800	(32)	(1,039)	—	2,074

Property, plant and equipment	93,842	180	76	4,186	(1,575)	(12)	(409)	96,288

Shares in unconsolidated affiliates	676	(2)	(34)	263	(144)	(82)	(12)	665
Shares in associated companies	10,248	200	(47)	1,216	(3,247)	325	(243)	8,452
Other share investments	2,230	3	(62)	100	(50)	(246)	(112)	1,863
Non-current securities	5,652	3	(60)	3,070	(1,527)	(115)	—	7,023

Financial assets	18,806	204	(203)	4,649	(4,968)	(118)	(367)	18,003

Total	134,392	195	(112)	9,043	(6,653)	(300)	(821)	135,744

	Accumulated depreciation								Net book values
		Exchange	Change in				Fair value
	January 1,	rate	scope of				OCI	December 31,	December 31,	December 31,
	2006	differences	consolidation	Additions	Disposals	Transfers	adjustments	2006	2006	2005

Goodwill	299	(1)	(15)	—	—	—	—	283	15,124	15,363
Intangible assets	1,957	23	(18)	374	(39)	—	—	2,297	3,735	4,099
Advance payments on intangible assets	—	—	—	—	—	—	—	—	14	26

Goodwill and intangible assets	2,256	22	(33)	374	(39)	—	—	2,580	18,873	19,488

Real estate and leasehold rights	303	1	—	12	(1)	(96)	—	219	3,729	3,708
Buildings	3,823	5	(36)	222	(2)	93	—	4,105	3,930	3,938
Technical equipment, plant and machinery	46,012	50	(387)	2,121	(905)	(15)	—	46,876	31,988	31,379
Other equipment, fixtures, furniture and office equipment	2,373	18	(39)	201	(174)	(6)	—	2,373	994	975
Advance payments and construction in progress	8	—	—	—	(5)	—	—	3	2,071	1,323

Property, plant and equipment	52,519	74	(462)	2,556	(1,087)	(24)	—	53,576	42,712	41,323

Shares in unconsolidated affiliates	9	—	(3)	—	—	—	—	6	659	667
Shares in associated companies	494	(1)	—	—	(1)	15	(309)	198	8,254	9,754
Other share investments	(6,775)	—	—	—	—	(31)	(3,776)	(10,582)	12,445	9,005
Non-current securities	(730)	—	—	—	—	703	106	79	6,944	6,382

Financial assets	(7,002)	(1)	(3)	—	(1)	687	(3,979)	(10,299)	28,302	25,808

Total	47,773	95	(498)	2,930	(1,127)	663	(3,979)	45,857	89,887	86,619

a)  Goodwill and Other Intangible Assets

Goodwill

During the 2006 and 2005 fiscal years, the carrying amount of goodwill changed as follows in each of E.ON’s segments:

		Pan-					Core
	Central	European			U.S.	Corporate	energy	Other
€ in millions	Europe	Gas	U.K.	Nordic	Midwest	Center	business	activities	Total

Book value as of January 1, 2005	2,305	3,920	4,779	359	3,080	1	14,444	10	14,454
Goodwill additions/disposals	115	481	21	7	—	(1)	623	—	623
Other changes (1)	(1)	(332)	155	2	472	—	296	(10)	286

Book value as of December 31, 2005	2,419	4,069	4,955	368	3,552	—	15,363	—	15,363
Goodwill additions/disposals	65	142	—	3	—	—	210	—	210
Other changes (1)	(19)	53	1	(73)	(411)	—	(449)	—	(449)

Book value as of December 31, 2006	2,465	4,264	4,956	298	3,141	—	15,124	—	15,124

(1)	Other changes include transfers and exchange rate differences from the respective reporting year as well as reclassifications to discontinued operations (2006, Nordic segment: €(83) million; 2005, Pan-European Gas segment: €(326) million; other activities: €(10) million).

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

As the fair value of each reporting unit exceeded the carrying amount, no charges were recognized in 2006, 2005 or 2004, respectively, in connection with the testing of goodwill for impairment.

Intangible Assets

As of December 31, 2006, the Company’s other intangible assets, including advance payments, consisted of the following:

	December 31, 2006			December 31, 2005
	Acquisition	Accumulated	Net book	Acquisition	Accumulated	Net book
€ in millions	costs	amortization	value	costs	amortization	value

Intangible assets subject to amortization
Marketing-related intangible assets	186	176	10	223	123	100
thereof brand names	186	176	10	223	123	100
Customer-related intangible assets	2,457	962	1,495	2,419	765	1,654
thereof customer lists and customer relationships	2,292	885	1,407	2,305	704	1,601
Contract-based intangible assets	1,678	629	1,049	1,674	593	1,081
thereof concessions	1,080	327	753	1,223	392	831
Technology-based intangible assets	733	530	203	662	476	186
thereof computer software	666	477	189	563	408	155
Intangible assets not subject to amortization	992	—	992	1,104	—	1,104
thereof easements	725	—	725	818	—	818

Total	6,046	2,297	3,749	6,082	1,957	4,125

The table below includes all intangible assets added in 2006. Also included are the intangible assets that were acquired as part of business combinations.

		Weighted average
	Acquisition costs	amortization period
	(€ in millions)	(in years)

Intangible assets subject to amortization
Marketing-related intangible assets	—
Customer-related intangible assets	38	7
thereof customer lists and customer relationships	29	4
Contract-based intangible assets	31	10
Technology-based intangible assets	102	3
thereof computer software	92	3
Intangible assets not subject to amortization	24
thereof licenses for exploration and production	22

Total	195

In 2006, the Company recorded an aggregate amortization expense of €374 million (2005: €361 million; 2004: €365 million). Impairment charges of €45 million on intangible assets were recognized in 2006 (2005: €0 million; 2004: €9 million).

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the five succeeding fiscal years is as follows:

€ in millions

2007	333
2008	292
2009	231
2010	168
2011	156

Total	1,180

As acquisitions and disposals occur in the future, actual amounts may vary.

b)  Property, Plant and Equipment

Property, plant and equipment includes capitalized interest on debt apportioned to the construction period of qualifying assets as part of their cost of acquisition and production in the amount of €27 million (2005: €24 million; 2004: €20 million). Impairment charges on property, plant and equipment were €409 million (2005: €163 million; 2004: €156 million). This amount in 2006 included €227 million in impairment charges (recorded under cost of goods sold) for gas distribution network operations in Germany that resulted from the regulation of network charges.

In 2006, the Company recorded depreciation of property, plant and equipment in the amount of €2,556 million (2005: €2,459 million; 2004: €2,254 million).

Restrictions on disposals of the Company’s property, plant and equipment exist in the amount of €4,236 million (2005: €4,191 million) mainly with regard to land, buildings and technical equipment. For additional information on collateralized property, plant and equipment, see Note 24.

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

The following table provides additional details about these plants, which are located in Germany unless otherwise indicated:

			E.ON’s
	E.ON’s	E.ON’s	Accumulated	E.ON’s
	Ownership	Total	depreciation &	Construction
	interest	acquisition cost	amortization	work in progress
Name of plants by type	in %	(€ in millions)	(€ in millions)	(€ in millions)

Nuclear
Isar 2	75.00	1,968	1,842	7
Gundremmingen B	25.00	100	83	—
Gundremmingen C	25.00	112	95	—
Lignite
Lippendorf S	50.00	533	399	—
Hard Coal
Bexbach 1	8.33	64	60	—
Trimble County 1 (U.S.)	75.00	459	176	7
Trimble County 2 (U.S.)	75.00	—	—	90
Rostock	50.38	317	292	—
Hydroelectric/Wind
Nymølle Havspark/Rødsand (DK)	20.00	44	7	—
Nußdorf	53.00	55	41	—
Ering	50.00	31	28	—
Egglfing	50.00	47	43	—

c)  Financial Assets

Impairment charges on financial assets during 2006 amounted to €367 million (2005: €47 million; 2004: €230 million). €335 million of this amount relates to interests in minority shareholdings with network operations in Germany, and resulted from the regulation of network charges.

Shares in Affiliated and Associated Companies Accounted for Under the Equity Method

The financial information below summarizes income statement and balance sheet data for the investments of the Company’s affiliated and associated companies that are accounted for under the equity method. Separate summarized income statement data is presented for RAG, as this investment was considered a significant investment in 2004 under applicable rules of the U.S. Securities and Exchange Commission.

€ in millions	2006	thereof RAG	2005	thereof RAG	2004	thereof RAG

Sales	49,475	18,177	59,533	21,670	55,790	18,240
Net income	3,763	726	1,782	91	2,415	—
E.ON’s share of net income/loss	1,332	284	550	36	881	—
Other (1)	(496)	(284)	(117)	(36)	(233)	—

Income from companies accounted for under the equity method	836	—	433	—	648	—

(1)	‘Other’ primarily includes adjustments to conform with E.ON accounting policies, amortization of fair value adjustments due to purchase price allocations and intercompany eliminations.

The increase in 2005 in income from companies accounted for under the equity method primarily related to the following one-time charges from the preceding year that did not recur. The equity-method accounting for E.ON’s directly held 42.9 percent share of Degussa resulted in a net loss to E.ON of €215 million, mainly caused by the impairment of Degussa’s Fine Chemicals division. In 2004, income from companies accounted for under the equity method included a gain of €107 million from the equity-method treatment of Degussa. The equity-method accounting of RAG Aktiengesellschaft (“RAG”), Essen, Germany, whose consolidated financial statements include Degussa, did not result in additional losses, as the carrying amount of E.ON’s investment in RAG had already been written down to zero in 2003. Furthermore, included in the 2005 amounts are valuation adjustments of deferred tax assets at another at-equity holding of the Corporate Center of €96 million.

In 2006, the losses from companies accounted for under the equity method also included €81 million (2005: €1 million; 2004: €86 million) in impairment charges on goodwill of companies accounted for under the equity method. These impairment charges primarily related to companies with network operations, and they arose in connection with network regulation in Germany. Included in the 2006 amounts are €190 million in impairment charges recorded for minority shareholdings accounted for under the equity method in Germany as a result of the regulation of network charges.

Dividends received from affiliated and associated companies accounted for under the equity method were €912 million in 2006 (2005: €824 million; 2004: €834 million).

	December 31,
€ in millions	2006	2005

Fixed assets	43,469	47,547
Non-fixed assets and prepaid expenses	27,348	32,165
Provisions	24,333	28,611
Liabilities and deferred income	26,863	30,307
Minority interests	736	2,152

Net assets	18,885	18,642

E.ON’s share in equity	5,934	6,788
Other (1)	2,033	2,901

Investment in companies accounted for under the equity method	7,967	9,689

(1)	‘Other’ primarily includes adjustments to conform to E.ON accounting policies, goodwill, fair value adjustments due to purchase price allocations, intercompany eliminations and impairments.

The decrease in investments in companies accounted for under the equity method is due primarily to the sale of the interest in Degussa in 2006 (see also Note 4).

The book value of affiliated and associated companies accounted for under the equity method whose shares are marketable amounts to a total of €850 million (2005: €2,536 million). The fair value of E.ON’s share in these companies is €2,401 million (2005: €5,493 million).

Additions of investments in associated and affiliated companies accounted for under the equity method resulted in a total goodwill of €57 million in 2006 (2005: €44 million).

Investments in associated companies totaling €76 million (2005: €71 million) were restricted because they were pledged as collateral for financing as of the balance sheet date.

Other Share Investments and Non-Current Available-for-Sale Securities

The amortized costs, fair values and gross unrealized gains and losses for other share investments and non-current available-for-sale securities, as well as the maturities of fixed-term securities as of December 31, 2006 and 2005, are summarized below:

	December 31, 2006				December 31, 2005
			Gross	Gross			Gross	Gross
	Amortized	Fair	unrealized	unrealized	Amortized	Fair	unrealized	unrealized
€ in millions	cost	value	loss	gain	cost	value	loss	gain

Fixed-term securities
Between 1 and 5 years	2,962	2,941	25	4	2,472	2,490	5	23
More than 5 years	3,310	3,241	72	3	2,747	2,865	3	121

Subtotal	6,272	6,182	97	7	5,219	5,355	8	144

Non-fixed-term securities	2,600	13,207	—	10,607	2,624	10,032	1	7,409

Total	8,872	19,389	97	10,614	7,843	15,387	9	7,553

The gross unrealized losses for these share investments and non-current available-for-sale securities are as follows:

	December 31, 2006
	less than 12 months		12 months or greater		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
€ in millions	value	loss	Value	loss	value	loss

Fixed-term securities
Between 1 and 5 years	2,265	25	3	—	2,268	25
More than 5 years	2,499	72	—	—	2,499	72

Subtotal	4,764	97	3	—	4,767	97

Non-fixed-term securities	—	—	3	—	3	—

Total	4,764	97	6	—	4,770	97

In 2006, amortized costs were written down in the amount of €112 million (2005: €15 million; 2004: €36 million).

The disposal of other share investments as well as non-current and current available-for-sale securities generated proceeds of €5,521 million in 2006 (2005: €5,350 million; 2004: €4,949 million) and capital gains of €651 million (2005: €398 million; 2004: €231 million). Included in this item are the gains from the derecognition of institutional securities funds as part of the transfer to the CTA in the amount of €159 million. The Company uses the specific identification method as a basis for determining these amounts.

Non-fixed-term securities include non-marketable investments or securities of €803 million (2005: €767 million).

For the other share investments that are marketable, gross unrealized gains of €10,582 million were recorded as of December 31, 2006 (2005: €6,814 million). The increase in fair value of other share investments that are marketable in 2006 was primarily attributable to the marking to market of the investment in OAO Gazprom (“Gazprom”), Moscow, Russia.

€1,169 million in non-current available-for-sale securities is restricted for the fulfillment of legal insurance obligations of VKE toward companies of the E.ON Group.

(12)  Inventories

The following table provides details of inventories as of the dates indicated:

	December 31,
€ in millions	2006	2005

Raw materials and supplies by segment
Central Europe	1,165	904
Pan-European Gas	25	28
U.K.	646	326
Nordic	257	223
U.S. Midwest	189	237

Total	2,282	1,718

Work in progress	67	58
Finished products	1	10
Goods purchased for resale	1,640	671

Inventories	3,990	2,457

Raw materials, finished products and goods purchased for resale are generally valued at average cost. Where this is not the case, the LIFO method is used, particularly for the valuation of natural gas inventories. In 2006, inventories valued according to the LIFO method amounted to €1,478 million (2005: €502 million). The increase in LIFO-method inventories is primarily due to the gas storage business of E.ON Földgáz Trade purchased in 2006.

Raw materials and supplies contain various emission rights that have a book value of €136 million (2005: €3 million).

The difference between valuation according to LIFO and higher replacement costs is €524 million (2005: €332 million).

(13)  Receivables, Other Assets and Prepaid Expenses

The following table provides details of receivables, other assets and prepaid expenses:

	December 31, 2006		December 31, 2005
	With a	With a	With a	With a
	remaining	remaining	remaining	remaining
	term up to	term of more	term up to	term of more
€ in millions	1 year	than 1 year	1 year	than 1 year

Financial receivables from affiliated companies	287	159	115	251
Financial receivables from associated companies and other share investments	164	435	87	452
Other financial assets	966	800	858	1,356

Financial receivables and other financial assets	1,417	1,394	1,060	2,059

Trade receivables	9,756	—	8,179	90
Operating receivables from affiliated companies	70	—	62	—
Operating receivables from associated companies and other share investments	970	6	748	—
Reinsurance claim due from the mutual insurance fund Versorgungskasse Energie VVaG	—	—	80	1,495
U.S. regulatory assets	47	232	52	69
Other operating assets	7,065	3,105	8,832	1,747

Operating receivables and other operating assets	17,908	3,343	17,953	3,401
Prepaid expenses	429	210	227	129

Receivables, other assets and prepaid expenses	19,754	4,947	19,240	5,589

In 2006, other financial assets include receivables from owners of minority interests in jointly owned power plants of €609 million (2005: €688 million) and margin account deposits receivable of €135 million (2005: €30 million). In addition, in connection with the application of SFAS 143, other financial assets include a claim for a refund from the Swedish nuclear fund in the amount of €427 million (2005: €394 million) in connection with the decommissioning of nuclear power plants. Since this asset is designated for a particular purpose, E.ON’s access to it is restricted.

As part of the elimination of intra-group balances, reinsurance claims within the E.ON Group with VKE were eliminated in consolidation.

In accordance with SFAS 71, assets that are subject to U.S. regulation are disclosed separately. For further information, please see Note 2.

Other operating assets include the positive fair values of derivative financial instruments in the amount of €4,450 million (2005: €7,349 million). The decrease in the positive fair values of the derivatives is primarily due to a decline in market prices. Also included here are tax refund claims of €2,983 million (2005: €553 million). Of this, €1,279 million consists of the initial capitalization of corporate tax credits under the SEStEG (see also Note 7). This line item further includes receivables related to E.ON Benelux’s cross-border lease transactions for power plants amounting to €883 million (2005: €1,011 million) and accrued interest receivables of €555 million (2005: €544 million).

In 2005, other operating assets also included the excess of €309 million in the plan assets of the E.ON UK pension plans over the benefit obligations. Following the adoption of SFAS 158 effective December 31, 2006, plan assets in the Group exceeded benefit obligations by a total of €2 million. See Note 22 for additional information.

Valuation Allowances for Doubtful Accounts

The valuation allowances for doubtful accounts comprise the following for the periods indicated:

€ in millions	2006	2005

Balance as of January 1	550	456
Changes affecting income	139	37
Changes not affecting income	(64)	57

Balance as of December 31	625	550

Changes not affecting income are related to changes in the scope of consolidation, utilization and currency translation adjustments.

(14)  Restricted Cash

Restricted cash, of which €18 million (2005: €31 million) has a maturity greater than three months, includes €74 million (2005: €54 million) in collateral deposited at banks, the purpose of which is to prevent the exhaustion of credit lines in connection with the marking to market of derivative transactions. The increase in restricted cash in 2006 was due primarily to the full consolidation of VKE, which contributed €458 million.

(15)  Current Securities and Fixed-Term Deposits

The following table provides details of investments in securities and fixed-term deposits as of the dates indicated:

	December 31,
€ in millions	2006	2005

Current securities with an original maturity greater than 3 months	4,399	3,996
Fixed-term deposits with an original maturity greater than 3 months	49	1,457

Current securities and fixed-term deposits	4,448	5,453

The amortized costs, fair values, gross unrealized gains and losses, as well as the maturities of the current available-for-sale securities as of the dates indicated, break down as follows:

	December 31, 2006				December 31, 2005
			Gross	Gross			Gross	Gross
	Amortized	Fair	unrealized	unrealized	Amortized	Fair	unrealized	unrealized
€ in millions	cost	value	loss	gain	cost	value	loss	gain

Fixed-term securities
Less than 1 year	259	257	2	—	406	433	1	28
Between 1 and 5 years	10	10	—	—	—	—	—	—

Subtotal	269	267	2	—	406	433	1	28
Non-fixed-term securities	2,604	4,172	22	1,590	2,823	3,605	23	805

Total	2,873	4,439	24	1,590	3,229	4,038	24	833

The gross unrealized losses attributable to these current available-for-sale securities break down as follows:

	December 31, 2006
	less than		12 months
	12 months		or greater		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
€ in millions	value	loss	value	loss	value	loss

Fixed-term securities
Less than 1 year	221	2	—	—	221	2
Between 1 and 5 years	10	—	—	—	10	—

Subtotal	231	2	—	—	231	2
Non-fixed-term securities	137	22	—	—	137	22

Total	368	24	—	—	368	24

In 2006, amortized costs were written down in the amount of €7 million (2005: €32 million).

Non-fixed-term securities classified as current include €35 million in non-marketable securities (2005: €39 million).

The proceeds and gains from the disposal of available-for-sale securities are described in Note 11(c).

Current securities with an original maturity greater than three months include €566 million in securities held by VKE that are restricted for the fulfillment of legal insurance obligations toward companies of the E.ON Group.

(16)  Cash and Cash Equivalents

Cash and cash equivalents include checks, cash on hand and balances in Bundesbank accounts and at other banking institutions with an original maturity of less than three months. Also included here are €40 million (2005: €42 million) in securities with an original maturity of less than three months.

(17)  Capital Stock

The Company’s authorized capital stock of €1,799,200,000 remains unchanged and consists of 692,000,000 ordinary shares issued without nominal value. The number of outstanding shares as of December 31, 2006, totaled 659,597,269 (2005: 659,153,552; 2004: 659,153,403).

Pursuant to a shareholder resolution approved at the Annual Shareholders Meeting held on May 4, 2006, the Board of Management is authorized to buy back outstanding shares up to an amount of 10 percent of E.ON AG’s capital stock through November 4, 2007.

During 2006, E.ON AG purchased a total of 366 shares on the open market (2005: 344,304). These shares were distributed to employees. A further 443,717 own shares held by E.ON (2005: 308,704) were also distributed to employees. Of these, 443,290 went into the employee stock program. As of December 31, 2006, E.ON AG thus held a total of 3,930,537 treasury shares (2005: 4,374,254) having a book value of €230 million (equivalent to 0.57 percent or €10,219,396 of the capital stock). See Note 9 for further information on the employee stock purchase plan.

E.ON Energie AG acquired a total of 6,700 E.ON AG shares on the open market that were immediately tendered in lieu of payments to third parties.

An additional 28,472,194 shares of E.ON AG are held by one of its subsidiaries as of December 31, 2006 (2005: 28,472,194). These shares held by subsidiaries were acquired at the time of the VEBA/VIAG merger and considered treasury shares with no purchase price allocated to them.

Authorized Capital

At the Annual Shareholders Meeting on April 27, 2005, the Board of Management was authorized, subject to the Supervisory Board’s approval, to increase the Company’s capital stock by up to €540 million (“Article 202 ff. AktG Authorized Capital”) through one or more issuances of new ordinary shares without nominal value in return for contributions in cash and/or in kind (with the option to exclude shareholders’ subscription rights). This capital increase is authorized until April 27, 2010. Subject to the Supervisory Board’s approval, the Board of Management is authorized to exclude shareholders’ subscription rights.

At the Annual Shareholders Meeting of April 30, 2003, conditional capital (with the option to exclude shareholders’ subscription rights) in the amount of €175.0 million (“Conditional Capital”) was authorized until April 30, 2008. This Conditional Capital may be used to issue bonds with conversion or option rights and to fulfill conversion obligations towards creditors of bonds containing conversion obligations. The securities underlying these rights and obligations are either E.ON AG shares or those of companies in which E.ON AG directly or indirectly holds a majority stake.

(18)  Additional Paid-in Capital

Additional paid-in capital results exclusively from share issuance premiums. As of December 31, 2006, additional paid-in capital amounts to €11,760 million (2005: €11,749 million). This represents an increase of €11 million since December 31, 2005. This increase is due to the issuance of 443,290 E.ON AG shares to employees.

The €3 million increase in 2005 resulted from the execution of the exchange offer for minority shareholders of Contigas.

(19)  Retained Earnings

The following table provides details of the E.ON Group’s retained earnings as of the dates indicated:

	December 31,
€ in millions	2006	2005	2004

Legal reserves	45	45	45
Other retained earnings	26,259	25,816	19,958

Total	26,304	25,861	20,003

According to German securities law, E.ON AG shareholders can only receive distributions from the retained earnings of E.ON AG as defined by German GAAP, which are included in the Group’s retained earnings under U.S. GAAP. As of December 31, 2006, these German-GAAP retained earnings amount to €4,593 million (2005: €4,231 million). Of these, legal reserves of €45 million (2005: €45 million) pursuant to Article 150 (3) and (4) AktG and reserves for own shares of €230 million (2005: €256 million) pursuant to Article 272 (4) HGB were not distributable on December 31, 2006. Accordingly, an amount of €4,318 million (2005: €3,930 million) is in principle available for dividend payments.

The Group’s retained earnings as of December 31, 2006, include accumulated undistributed earnings of €910 million (2005: €617 million) from companies that have been accounted for under the equity method.

(20)  Other Comprehensive Income

The components of other comprehensive income and the related tax effects as of the dates indicated are as follows:

	December 31, 2006			December 31, 2005			December 31, 2004
		Tax			Tax			Tax
€ in millions	Before tax	effect	Net of tax	Before tax	effect	Net of tax	Before tax	effect	Net of tax

Foreign currency translation adjustments	55	(20)	35	536	78	614	139	(25)	114
Reclassification adjustments affecting income	132	—	132	6	—	6	11	—	11

Subtotal	187	(20)	167	542	78	620	150	(25)	125

Unrealized holding gains/(losses) from available-for-sale securities	4,161	(642)	3,519	5,709	(851)	4,858	1,349	(243)	1,106
Reclassification adjustments affecting income	(394)	14	(380)	(169)	9	(160)	(107)	(5)	(112)

Subtotal	3,767	(628)	3,139	5,540	(842)	4,698	1,242	(248)	994

Additional minimum pension liability	922	(576)	346	(580)	268	(312)	(935)	337	(598)
Cash flow hedges	(329)	108	(221)	65	(8)	57	89	(33)	56

Total	4,547	(1,116)	3,431	5,567	(504)	5,063	546	31	577

The change in unrealized gains from available-for-sale securities was primarily attributable to a €3,776 million (before tax) increase in the fair value of the investment in Gazprom.

Included in the 2006 reclassification adjustment recognized in income are gains totaling €159 million from the disposal of institutional securities funds carried out as part of the funding of the CTA (see also Note 22).

(21)  Minority Interests

Minority interests as of the dates indicated are attributable to the following segments:

	December 31,
€ in millions	2006	2005

Central Europe	2,722	2,618
Pan-European Gas	289	255
U.K.	63	81
Nordic	1,698	1,659
U.S. Midwest	78	85
Corporate Center	67	36

Total	4,917	4,734

(22)  Provisions for Pensions

E.ON and its subsidiaries maintain both defined benefit pension plans and defined contribution plans. Some of the latter are part of a multi-employer pension plan under EITF 90-3, “Accounting for Employers’ Obligations for Future Contributions to a Multi-employer Pension Plan,” for approximately 6,000 beneficiaries at the Nordic market unit.

Pension benefits are primarily based on compensation levels and years of service. Most Germany-based employees who joined the Company prior to 1999 participate in a final-pay arrangement, under which their retirement benefits depend in principle on their final salary (averaged over the last years of employment) and on years of service, but years of service beyond 2004 are now often no longer considered in these plans. Employees who joined the Company in or after 1999 and years of service beyond 2004 are mostly covered by a cash balance pension plan, under which regular payroll deductions are actuarially converted into pension units. For employees in defined contribution pension plans, under which the Company pays fixed contributions to an outside insurer or pension fund, the amount of the benefit depends on the value of each employee’s individual pension claim at the time of retirement from the Company.

SFAS 158, which was adopted at the end of 2006, requires recognition of the overfunded or underfunded status of a defined benefit pension plan, measured as the difference between the fair value of plan assets and the benefit obligation. In adopting SFAS 158, as illustrated in the following table, unrecognized actuarial gains or losses that have not been recognized to date and prior unrecognized service costs were recognized, net of tax, as a component of accumulated other comprehensive income. This resulted in an increase in deferred tax assets of €254 million.

	December 31, 2006			December 31, 2006
	Before adjustment			After adjustment
	of minimum			of minimum
	liability and	Adjustment		liability and
	adoption of	of minimum	Adoption of	adoption of
€ in millions	SFAS 158	liability	SFAS 158	SFAS 158

Intangible assets	10	—	(10)	—
Other operating assets	405	—	(403)	2
Provisions for pensions	3,920	(529)	494	3,885
Accumulated other comprehensive income	(1,402)	346	(550)	(1,606)

€2,372 million of the amounts recognized as accumulated other comprehensive income before tax effects is attributable to actuarial losses, while €19 million is the result of prior service cost. Of these amounts, it is expected that actuarial losses of €73 million and prior service cost in the amount of €5 million in total net pension costs will be recorded in income through amortization in 2007.

The following table illustrates the change in the benefit obligation, as measured by the projected benefit obligation, for the periods indicated.

	2006			2005
€ in millions	Total	Domestic	Foreign	Total	Domestic	Foreign

Projected benefit obligation as of January 1	17,712	9,144	8,568	15,918	8,255	7,663
Employer service cost	288	173	115	232	144	88
Interest cost	767	361	406	777	372	405
Change in scope of consolidation	1	8	(7)	(375)	(197)	(178)
Prior service cost	9	—	9	32	15	17
Actuarial gains (−)/losses	(739)	(433)	(306)	1,618	958	660
Exchange rate differences	51	—	51	352	—	352
Other	5	3	2	—	—	—
Pensions paid	(847)	(416)	(431)	(842)	(403)	(439)

Projected benefit obligation as of December 31	17,247	8,840	8,407	17,712	9,144	8,568

The disposals of Viterra (€228 million) and Ruhrgas Industries (€179 million) were mainly responsible for the change shown as “Change in scope of consolidation” in 2005.

Actuarial gains in 2006 resulted primarily from the increase of the discount rate. This led to a relative decrease of the projected benefit obligation.

The amount disclosed for 2005 was not adjusted for discontinued operations in order to maintain comparability. Accordingly, this gives rise to differences in the presentation of net periodic pension costs for 2005.

Of the entire benefit obligation, €164 million (2005: €187 million) is related to health care benefits.

The changes in plan assets are shown in the following table:

	2006			2005
€ in millions	Total	Domestic	Foreign	Total	Domestic	Foreign

Fair value of plan assets as of January 1	8,097	307	7,790	6,399	316	6,083
Actual return on plan assets	489	80	409	1,198	15	1,183
Company contributions	5,241	5,126	115	733	—	733
Employee contributions	21	—	21	17	—	17
Change in scope of consolidation	(3)	—	(3)	(58)	(11)	(47)
Exchange rate differences	86	—	86	262	—	262
Pensions paid	(575)	(146)	(429)	(451)	(13)	(438)
Other	8	—	8	(3)	—	(3)

Fair value of plan assets as of December 31	13,364	5,367	7,997	8,097	307	7,790

Funded status	3,883	3,473	410	9,615	8,837	778

Foreign plan assets are primarily attributable to the E.ON UK pension plans (€7,423 million; 2005: €7,197 million).

In 2005, E.ON Pension Trust e.V. and Pensionsabwicklungstrust e.V., both registered in Grünwald, Germany, were formed in order to establish a so-called Contractual Trust Arrangement (CTA) for German subsidiaries. The purpose of these trusts is the fiduciary administration of funds to provide for future retirement benefits to employees of certain German Group companies, as well as former employees and their beneficiaries. During 2006, assets in the form of fixed-term deposits and existing institutional securities funds (“Spezialfonds”) with a total value of €5.1 billion were contributed into the CTA.

Company contributions for 2005 include payments of €629 million to the E.ON Holding Group of the Electricity Supply Pension Scheme (ESPS) as part of the merger of four previously autonomous pension plans of E.ON UK. The payment covered a significant portion of the actuarial deficit and improved financing across the pension plan.

For 2007, it is expected that the overall Company contribution to plan assets will include €76 million (2005: €47 million) to guarantee the minimum plan asset values stipulated by law or by-laws, as well as €310 million in voluntary contributions (2005: €40 million), of which €234 million represents planned subsequent funding of the CTA.

The deconsolidation of Viterra (€13 million) and Ruhrgas Industries (€40 million) were mainly responsible for the change shown as “Change in scope of consolidation” in 2005.

The investment objective for the pension plan assets is to provide full coverage of benefit obligations at all times for the corresponding pension plans. Plan assets do not include any shares in E.ON Group companies.

In particular in the United Kingdom and in Germany, a liability-driven investments (LDI) approach is used, that is, the majority of plan assets is invested in long-term interest-bearing investments for purposes of hedging interest-rate risks arising from pension liabilities. In addition, appropriate instruments (inflation-indexed bonds, inflation swaps) may be used to hedge inflation risks. The long-term investment strategy and the associated expected rate of return on plan assets for the various pension plans takes into consideration, among other things, the duration (maturity structure), the benefit obligations, the minimum capital reserve requirements and, if applicable, other relevant factors. In the future, in order to improve the funded status, i.e., the difference between the projected benefit obligations for all pension plans and the fair value of plan assets, a portion of the funds will be invested in asset classes that provide for returns in excess of those of fixed-income investments.

The following returns were achieved on the different plan assets in 2006:

in %

Germany	3.0
United Kingdom	4.9
United States	11.0

The determination of the target portfolio structure is based on regular asset-liability studies. In these studies, the target portfolio structure is reviewed under consideration of market and obligation developments and is adjusted as necessary.

The current allocation of plan assets to asset categories and the target portfolio structure are as follows:

	Target portfolio		December 31, 2006		December 31, 2005
in %	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign

Equity securities	11	23	1	29	13	46
Debt securities	69	68	3	63	76	47
Real estate	10	9	4	5	3	5
Fixed-term deposits	—	—	91	—	—	2
Other	10	—	1	3	8	—

Investments in debt securities are undertaken either in the form of bonds or synthetically, by combining money-market investments and interest-rate swaps.

As of December 31, 2006, the fair value of plan assets equaled 77 percent of the projected benefit obligation (2005: 46 percent).

The funded status is reconciled with the provisions shown on the balance sheet as follows:

	December 31,
€ in millions	2006	2005

Funded status (represents in 2006 net amount recognized)	3,883	9,615
Unrecognized actuarial loss	—	(3,192)
Unrecognized prior service cost	—	(27)

Net amount recognized	3,883	6,396

The amounts recognized on the balance sheet are as follows:

	December 31,
€ in millions	2006	2005

Provisions for pensions	3,885	8,720
thereof current	116	430
thereof non-current	3,769	8,290
Intangible assets	—	(29)
Accumulated other comprehensive income	—	(1,986)
Other operating assets	(2)	(309)

Net amount recognized	3,883	6,396

Because under SFAS 158 the funded status is reported on the balance sheet, the obligation to recognize a minimum pension liability no longer applies; in the past, if an intangible asset was not to be capitalized, it was recognized as accumulated other comprehensive income.

The accumulated benefit obligation for all defined benefit pension plans amounted to €16,126 million (2005: €16,475 million) on December 31, 2006.

Provisions for pensions shown on the balance sheet as of December 31, 2006, include obligations from postretirement health care benefits in the amount of €145 million (2005: €153 million), mainly for Market Unit U.S. companies. Allowances are made for increases in the costs of health care benefits amounting to 10.0 percent in the short term and 5.0 percent in the long term.

The total net periodic defined benefit pension cost is detailed in the table below. Amounts for 2005 are adjusted to reflect effects of discontinued operations.

€ in millions	2006	2005	2004

Employer service cost	268	214	189
Interest cost	767	777	783
Expected return on plan assets	(536)	(448)	(422)
Prior service cost	16	33	25
Net amortization of actuarial gains (−)/losses	125	85	40

Total	640	661	615

The net periodic pension cost shown includes an amount of €14 million in 2006 (2005: €13 million; 2004: €17 million) for retiree health care benefits. A one-percentage-point increase or decrease in the assumed health care cost trend rate would affect the interest and service components and result in a change in net periodic pension cost of +€0.7 million or −€0.7 million, respectively. The resulting accumulated post retirement benefit obligation would change by +€7.4 million or −€6.6 million, respectively.

In addition to total net periodic pension cost, an amount of €54 million in 2006 (2005: €54 million; 2004: €52 million) was incurred for defined contribution pension plans and other retirement provisions, under which the Company pays fixed contributions to external insurers or similar institutions.

Prospective undiscounted pension payments for the next ten years are shown in the following table:

€ in millions

2007	883
2008	909
2009	938
2010	958
2011	985
2012-2016	5,117

Total	9,790

The Company uses the 2005 revisions of the Klaus Heubeck biometric tables (“Richttafeln”), the industry standard for calculating company pension obligations in Germany, for the valuation of domestic pension liabilities.

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

Actuarial values of the pension obligations of the principal German, U.K. and U.S. subsidiaries were computed based on the following average assumptions for each region:

	December 31, 2006				December 31, 2005
			United	United			United	United
	Germany		Kingdom	States	Germany		Kingdom	States
	CTA				CTA
in %	plans	Other			plans	Other

Discount rate	4.50	4.50	5.10	5.95	—	4.00	4.80	5.50
Salary increase rate	2.75	2.75	4.00	5.25	—	2.75	4.00	5.25
Expected return on plan assets	4.90	4.50	5.90	8.25	—	4.00	5.50	8.25
Pension increase rate	1.50	1.50	3.00	—	—	1.50	2.80	—

The expected return on plan assets is based on external asset liability management studies, which are updated on a regular basis. Returns are estimated using the “building block method” for each asset category.

The calculation of the expected return on assets for the CTA plans takes into account the gradual implementation of the investment process in 2007; the long-term objective is a return on plan assets of 5.4 percent.

(23)  Other Provisions

Immediately below is a brief description of the asset retirement obligations in accordance with SFAS 143. The subsequent sections contain more detailed information about the other provisions as a whole.

Description of Asset Retirement Obligations

As of December 31, 2006, E.ON’s asset retirement obligations included:

•	retirement costs shown in sub-items 1ab) and 1ba) for decommissioning of nuclear power plants in Germany in the amount of €8,515 million (2005: €8,400 million) and in Sweden in the amount of €473 million (2005: €403 million),

•	reclamation measures reported under sub-item 8) related to the sites of non-nuclear power plants, including removal of electricity transmission and distribution equipment in the amount of €390 million (2005: €388 million), and

•	reclamation at gas storage facilities in the amount of €157 million (2005: €90 million) and at opencast mining facilities in the amount of €59 million (2005: €61 million) as well as the decommissioning of oil and gas field infrastructure in the amount of €354 million (2005: €319 million). These obligations are also reported under sub-item 8).

€ in millions	2006	2005

Balance as of January 1	9,661	9,348
Liabilities incurred in the current period	68	37
Liabilities settled in the current period	(161)	(181)
Changes in scope of consolidation	24	33
Accretion	524	511
Revision in estimated cash flows	(187)	(126)
Other changes	19	39

Balance as of December 31	9,948	9,661

Interest resulting from the accretion of asset retirement obligations is shown in financial earnings, net (see Note 6).

Other Provisions

The following table lists other provisions as of the dates indicated:

	December 31, 2006		December 31, 2005
€ in millions	current	non-current	current	non-current

Provisions for nuclear waste management (1)	375	13,271	431	12,931
Disposal of nuclear fuel rods	202	4,883	279	4,724
Asset retirement obligation (SFAS 143)	165	8,823	143	8,660
Waste disposal	8	459	9	416
less advance payments	—	(894)	—	(869)
Provisions for taxes (2)	1,721	2,330	1,948	1,052
Provisions for personnel costs (3)	726	637	729	811
Provisions for supplier-related contracts (4)	2,802	268	1,949	201
Provisions for customer-related contracts (5)	229	43	254	52
U.S. regulatory liabilities (6)	27	467	—	505
Provisions for environmental remediation (7)	14	516	16	293
Provisions for environmental improvements, including land reclamation (8)	310	1,462	47	1,678
Miscellaneous (9)	1,598	1,412	656	1,589

Total	7,802	20,406	6,030	19,112

Of these other provisions, €14,833 million (2005: €14,457 million) bear interest.

1) Provisions for Nuclear Waste Management

a) Germany

Provisions for nuclear waste management comprise costs for the disposal of spent nuclear fuel rods, the retirement and decommissioning of nuclear and non-nuclear power plant components and the disposal of low-level nuclear waste.

The provisions for nuclear waste management stated above are net of advance payments of €894 million in 2006 (2005: €869 million). The advance payments are prepayments to nuclear fuel reprocessors and to other waste management companies, as well as to governmental authorities, relating to reprocessing of spent fuel rods and the construction of permanent storage facilities. Provisions for the costs of nuclear fuel rod disposal, of nuclear power plant decommissioning, and of the disposal of low-level nuclear waste also include the costs for the permanent storage of radioactive waste.

Permanent storage costs include investment, operating and financing costs for the planned permanent storage facilities Gorleben and Konrad and are based on Germany’s ordinance on advance payments for the establishment of federal facilities for the safe custody and final storage of radioactive wastes (“Endlagervorausleistungsverordnung”) and on data from the German Federal Office for Radiation Protection (“Bundesamt für Strahlenschutz”). Advance payments are made each year in the amount spent by the Bundesamt für Strahlenschutz.

In calculating the provisions for nuclear waste management, the Company has also taken into account the effects of the nuclear energy agreement reached by the German government and the country’s major energy utilities on June 14, 2000, and the related agreement signed on June 11, 2001.

aa) Management of Spent Nuclear Fuel Rods

The requirement for spent nuclear fuel reprocessing and disposal/storage is based on the German Nuclear Power Regulations Act (“Atomgesetz”). Operators may, in general, either reprocess or permanently store nuclear waste. The option to ship material for reprocessing ended on June 30, 2005; since then, spent nuclear fuel rods have been disposed of exclusively through permanent storage.

There are contracts in place between E.ON Energie and two large European fuel reprocessing firms, British Nuclear Group Sellafield Ltd, Daresbury, Warrington, United Kingdom, and AREVA NC S.A. (formerly Cogema), Vélizy, France, for the reprocessing of spent nuclear fuel from its German nuclear plants. The radioactive waste that results from reprocessing will be returned to Germany to be temporarily stored in an authorized storage facility. Permanent storage is also expected to occur in Germany.

The provision for the unsettled costs of reprocessing nuclear fuel rods transported through June 30, 2005, includes the costs for all components of the reprocessing requirements, particularly

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

The provision for the costs of nuclear plant decommissioning includes the expected costs for run-out operation, closure and maintenance of the facility, dismantling and removal of both the nuclear and non-nuclear components of the plant, conditioning, and temporary and final storage of contaminated waste. The expected decommissioning and storage costs are based upon studies performed by external specialists and are updated regularly.

ac) Waste from Plant Operations

The provision for the costs of the disposal of low-level nuclear waste covers all expected costs for the conditioning of low-level waste that is generated in the operation of the facilities.

b) Sweden

Under Swedish law, E.ON Sverige is required to pay fees to the country’s national fund for nuclear waste management. Each year, the Swedish Nuclear Power Inspectorate calculates the fees for the disposal of high-level radioactive waste and nuclear power plant decommissioning based on the amount of electricity produced at the particular nuclear power plant. The proposed fees are then submitted to government offices for approval. Upon approval, E.ON Sverige makes the corresponding payments.

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

2) Taxes

Provisions for taxes relate primarily to domestic and foreign corporate income taxes due in the current year, and also to any tax obligations that might arise from preceding years. Tax obligations from preceding years consist of provisions for audit periods that are still open and relate primarily to the tax recognition of provisions for the disposal of radioactive waste in Germany. Tax provisions are generally calculated on the basis of the respective tax legislation of the countries in which the Company operates, and due consideration is given to all known circumstances.

3) Personnel Liabilities

Provisions for personnel expenses primarily cover provisions for vacation pay, early retirement benefits, anniversary obligations, share-based compensation and other deferred personnel costs.

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

6) U.S. Regulatory Liabilities

Pursuant to SFAS 71 (see Note 2), liabilities that result from U.S. regulation are reported separately.

7) Environmental Remediation

Provisions for environmental remediation refer primarily to redevelopment and water protection measures and to the rehabilitation of contaminated sites.

8) Environmental Improvements and Similar Liabilities, including Land Reclamation

Provisions for environmental improvements and similar liabilities primarily include asset retirement obligations pursuant to SFAS 143 in the amount of €960 million (2005: €858 million). Also included are provisions for reversion of title, other environmental improvements and reclamation liabilities.

In addition, there are certain conditional asset retirement obligations. The type, scope, timing and associated probabilities cannot be estimated reasonably, meaning that even the application of an expected present value technique would not produce reasonable estimates of fair values. Under FIN 47, no provisions are recognized for such circumstances.

9) Miscellaneous

Miscellaneous other provisions primarily include provisions arising from the electricity and gas business, of which €551 million relates to the risk of retroactive application of lower network charges resulting from the regulation of network charges in Germany. They further include provisions for obligations arising from the acquisition and disposal of businesses, provisions from emissions trading systems and provisions for tax-related interest expenses.

(24)  Liabilities and Deferred Income

	December 31, 2006		December 31, 2005
€ in millions	current	non-current	current	non-current

Financial liabilities	3,440	9,959	3,807	10,555
Operating liabilities	14,287	4,927	13,302	5,750
Deferred income	317	919	202	615

Total	18,044	15,805	17,311	16,920

The following table provides details of liabilities as of the dates indicated:

	December 31, 2006					December 31, 2005
		With a remaining term			Average		With a remaining term			Average
		of			interest rate		of			interest rate
		up to	1 to	over	up to 1 Year		up to	1 to	over	up to 1 Year
€ in millions	Total	1 Year	5 Years	5 Years	(in %)	Total	1 Year	5 Years	5 Years	(in %)

Bonds (including Medium Term Note programs)	9,003	540	5,005	3,458	6,1	9,538	732	5,195	3,611	5,7
Commercial paper	366	366	—	—	3,9	—	—	—	—	—
Bank loans/Liabilities to banks	1,237	353	691	193	4,6	1,530	424	729	377	5,0
Bills payable	35	33	2	—	4,8	42	—	42	—	—
Other financial liabilities	751	177	144	430	4,7	1,306	742	165	399	2,7

Financial liabilities to banks and third parties	11,392	1,469	5,842	4,081		12,416	1,898	6,131	4,387

Financial liabilities to affiliated companies	154	147	1	6	4.3	134	128	—	6	3.1

Financial liabilities to associated companies and other share investments	1,853	1,824	12	17	5.0	1,812	1,781	12	19	4.4

Financial liabilities to group companies	2,007	1,971	13	23		1,946	1,909	12	25

Financial liabilities	13,399	3,440	5,855	4,104		14,362	3,807	6,143	4,412

Accounts payable	5,305	5,305	—	—		5,288	5,272	16	—
Operating liabilities to affiliated companies	123	75	3	45		105	59	3	43
Operating liabilities to associated companies and other share investments	222	201	13	8		188	98	70	20
Capital expenditure grants	267	23	83	161		270	19	96	155
Construction grants from energy consumers	3,471	361	1,279	1,831		3,674	420	736	2,518
Advance payments	409	400	1	8		488	488	—	—
Other operating liabilities	9,417	7,922	1,256	239		9,039	6,946	668	1,425
thereof taxes	871	871				614	614
thereof social security contributions	108	108				63	63

Operating liabilities	19,214	14,287	2,635	2,292		19,052	13,302	1,589	4,161

Liabilities	32,613	17,727	8,490	6,396		33,414	17,109	7,732	8,573

Financial Liabilities

The following is a description of the E.ON Group’s significant credit arrangements and debt issuance programs. Outstanding amounts under credit lines and bank loans are disclosed in the table above as “Bank loans/Liabilities to banks”. Issuances under a Medium Term Note program (“MTN program”) and issuances of commercial paper are disclosed in the corresponding line item.

These financing arrangements contain affirmative and negative covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. In general, E.ON’s most significant financial arrangements do not include financial covenants. E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2006 and 2005, and no cross-default clauses had been triggered as of such dates.

In addition, E.ON has numerous additional financing arrangements that are not individually significant and that are summarized below grouped by segment and type of arrangement. These other arrangements also include covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2006 and 2005, and no cross-default clauses had been triggered as of such dates.

Corporate Center

€20 billion Medium Term Note Program

The existing €20 billion MTN program allows E.ON AG and certain wholly owned subsidiaries, under the unconditional guarantee of E.ON AG, to periodically issue debt instruments through public and private placements to investors. Notes issued under the program are listed on the Luxembourg Stock Exchange. At year-end 2006, the following bonds were outstanding:

•	€4.25 billion issued by E.ON International Finance with a coupon of 5.75 percent and a maturity in May 2009

•	€0.9 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2017

•	GBP 500 million or €746 million issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2012

•	GBP 0.975 billion or €1.455 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in June 2032

The MTN documentation and the documentation of the outstanding bonds are customary for such financing programs and instruments.

€10 billion Commercial Paper Program

The existing €10 billion commercial paper program allows E.ON AG and certain wholly owned subsidiaries, under the unconditional guarantee of E.ON AG, to periodically issue commercial paper with maturities of up to 729 days to investors. As of December 31, 2006, €123 million in commercial paper was outstanding under the program (2005: €0 million).

€10 billion Syndicated Multi-Currency Revolving Credit Facility Agreement

Under the existing €10 billion revolving credit facility, E.ON AG and certain subsidiaries, each under the unconditional guarantee of E.ON AG, may make borrowings in various currencies in an aggregate amount of up to €10 billion. The facility is divided into Tranche A, a revolving credit facility in the amount of €5 billion, and Tranche B, a revolving credit facility also in the amount of €5 billion. Tranche A has a maturity date of November 29, 2007. Tranche B was extended to December 2, 2011 (with an amount of €4.847 billion maturing in 2011 and an amount of €0.153 billion maturing in 2010). Drawings under Tranche A bear interest equal to EURIBOR or LIBOR for the respective currency plus a margin of 12.5 basis points and drawings under Tranche B bear interest equal to EURIBOR or LIBOR for the respective currency plus a margin of 15 basis points. As of December 31, 2006, there were no borrowings outstanding under this facility (2005: €0 million).

€37.1 billion Syndicated Term and Guarantee Facility Agreement

In order to finance the offer for Endesa, E.ON entered into a Euro syndicated term and guarantee facility agreement on February 20, 2006, for a total amount of €32 billion. Following the announcement by E.ON that it intends to increase its offer, a new Euro syndicated term and guarantee facility agreement for a total amount of €37.1 billion was entered into by E.ON as borrower on October 16, 2006. Advances under the facility agreement may only be used for the settlement of the offer for Endesa and related costs, as well as for the repayment of Endesa’s indebtedness. The initial purpose of the facility is the issue of guarantees (“Avales”). Spanish law requires that public bids be supported by unconditional financial guarantees issued in favor of the Spanish stock market regulator CNMV for the full amount of the cash offer. For further information please refer to Note 33.

The facility is divided into two tranches: Tranche A (2/3 of the facility amount or €24.7 billion) with a maturity date of February 18, 2008, and Tranche B (1/3 of the facility amount or €12.4 billion) with a maturity date of February 20, 2009. In respect of utilization for Avales, the guarantee commission is equal to EURIBOR plus a margin of 22.5 basis points. The rate of interest for advances will be determined based on a rating ratchet. As of December 31, 2006, the facility was used for Avales with an outstanding amount of €26.9 billion.

Bilateral Credit Lines

At year-end 2006, E.ON AG had committed short-term credit lines of €180 million (2005: €180 million) with maturities of up to one year and variable interest rates of up to 25 basis points above EURIBOR. In addition, E.ON AG had several uncommitted short-term credit lines. E.ON AG had no outstanding balances under these lines at the end of 2006 and 2005.

As of December 31, 2006, E.ON North America Inc., New York, U.S., a wholly-owned subsidiary of E.ON AG, had a USD 50 million credit facility. This is an overdraft loan facility to be used for short-term overnight general corporate use. The rate charged on the daily loan balance is 8 basis points over the Federal Funds Rate. There was no outstanding balance under this line at the end of 2006 and 2005.

Central Europe

Bank Loans, Credit Facilities

As of December 31, 2006, the Central Europe market unit had committed credit lines of €201.7 million (2005: €348 million). The credit lines may be used for general corporate purposes. In particular, they serve as back-up facilities for letters of credit and bank guarantees. In addition, Central Europe had uncommitted short-term credit lines with various banks. Under the credit lines, €1.2 million was outstanding at year-end 2006 (2005: €180 million). Most of the credit lines do not have a specific maturity. Interest rates for unanticipated drawdowns of facilities reach up to 8 percent. Planned use of the facilities is subject to interest at variable money-market rates plus a margin of up to 175 basis points.

Bank loans have been used by the Central Europe market unit primarily to finance specific projects or investment programs and include subsidized credit facilities from national and international financing institutions. Bank loans (including short-term credit lines) amounted to €1,039 million as of December 31, 2006 (2005: €1,109 million).

Pan-European Gas

Long-Term Loans

In the period from 1997 to 2003, Pan-European Gas subsidiary Ferngas Nordbayern GmbH obtained long-term loans from banks totaling €84 million. The loans each have a maturity of up to 10 years with annual or quarterly repayments. The outstanding amount as of December 31, 2006, was approximately €11.6 million (2005: €15 million). The interest rates for these loans vary between 4.1 and 5.98 percent (on average, about 5.1 percent).

In addition, E.ON Ruhrgas obtained four long-term bilateral loans from banks since 1999 in the aggregate amount of €280 million with original maturities of 5 to 15 years and repayable at maturity. The entire amount of €140 million outstanding under the loans as of January 1, 2005, was repaid prior to maturity during 2005. The corresponding loss on extinguishment in 2005 totaled €18 million.

U.K.

Bonds

As of December 31, 2006, the U.K. market unit had several outstanding bonds. Only a portion of the bonds still outstanding was held by investors external to the E.ON Group, as detailed below:

•	GBP 250 million or €373 million bond issued by E.ON UK plc with a coupon of 6.25 percent maturing in April 2024, of which GBP 8 million or €12 million was held by external investors

•	GBP 150 million or €224 million issued by Central Networks plc (previously Midlands Electricity plc, a wholly-owned subsidiary of E.ON UK plc) with a coupon of 7.375 percent maturing in November 2007, of which GBP 0.4 million or approximately €0.6 million was held by external investors

•	€500 million Eurobond issued by E.ON UK plc with a coupon of 5.0 percent maturing in July 2009, of which €264 million was held by external investors

•	USD 410 million or €311 million Yankee Bond issued by Powergen (East Midlands) Investments, London, U.K., with a coupon of 7.45 percent maturing in May 2007, of which USD 173 million or €131 million was held by external investors

Nordic

E.ON Sverige Medium Term Note Program

A domestic MTN program was established by Sydkraft, now E.ON Sverige, in 1999 and was increased in 2003 to a maximum allowed outstanding amount of SEK 13 billion. The facility is renewed every year and allows for borrowings in various currencies with a maturity of up to 15 years with various interest rate structures. The outstanding amount as of December 31, 2006, was SEK 5,707 million or €631 million (2005: SEK 6,601 million or €703 million).

E.ON Sverige Commercial Paper Programs

Established in 1990, the domestic commercial paper program of Sydkraft, now E.ON Sverige, was increased in 1999 to a maximum allowed outstanding amount of SEK 3 billion and again in 2006 increased to a maximum outstanding amount of SEK 5 billion. Borrowings can be made for terms of up to 360 days. The outstanding amount as of December 31, 2006, was SEK 1,691 million or €187 million (2005: SEK 0 million or €0 million).

A Euro commercial paper program was established by Sydkraft, now E.ON Sverige, in 1990 with a maximum allowed outstanding amount of USD 200 million. Borrowings can be made in various currencies for terms of up to 360 days. The outstanding amount as of December 31, 2006, was €56 million (2005: €0 million).

Bank Loans, Credit Facilities

E.ON Sverige has obtained bilateral loans from credit institutions at variable money-market rates, with a floating rate spread of 21.5 and 42.5 basis points over the Stockholm Interbank Offered Rate (STIBOR), respectively, and maturities of up to ten years. As of December 31, 2006, the aggregate amount outstanding was SEK 489 million or €54 million (2005: SEK 1,349 million or €144 million). These loans have mainly been used to finance specific investments.

U.S. Midwest

Bonds and Medium Term Note Programs

E.ON U.S. Capital Corp. (“E.ON U.S. Capital”), Louisville, Kentucky, U.S., has an MTN program under which it was authorized to issue initially up to USD 1.05 billion in bonds. Amounts repaid may not be reborrowed. As of December 31, 2006, the amount outstanding under the program was USD 26 million or €20 million (2005: USD 300 million or €254 million), leaving USD 400 million available for future issuance. The average interest rate for issues under this program for 2006 was 7.00 percent, and maturities range from 2008 to 2011. In July 2006 E.ON U.S. Capital completed a tender offer and consent in which USD 274 million of the notes were repurchased. As part of this process, virtually all covenants of the MTN program were eliminated.

In addition, as of December 31, 2006, bonds in the amount of USD 574 million or €436 million (2005: USD 574 million or €486 million) were outstanding at LG&E and bonds in the amount of USD 359 million or €273 million (2005: USD 362 million or €307 million) were outstanding at Kentucky Utilities, with fixed interest rates as well as with variable interest rates. The one remaining fixed rate bond has an interest rate of 7.92 percent, while the average interest rate on the variable rate bonds was less than 3.50 percent in 2006. On the LG&E bonds, maturities range from 2013 to 2035, and on the Kentucky Utilities bonds, maturities range from 2007 to 2036. The LG&E and Kentucky Utilities bonds are collateralized by a lien on substantially all of the assets of the respective companies.

Bilateral Credit Lines, Bank Loans

LG&E has five revolving lines of credit with banks totaling USD 185 million or €140 million. These credit facilities expire in June 2007, and there was no outstanding balance under any of these facilities on December 31, 2006 (2005: €0 million).

As of December 31, 2006, E.ON’s financial liabilities to banks and third parties had the following maturities:

	Repayment	Repayment	Repayment	Repayment	Repayment	Repayment
€ in millions	in 2007	in 2008	in 2009	in 2010	in 2011	after 2011	Total

Bonds (including MTN programs)	540	184	4,512	307	2	3,458	9,003
Commercial paper	366	—	—	—	—	—	366
Bank loans/Liabilities due to banks	353	80	62	45	504	193	1,237
Bills payable	33	2	—	—	—	—	35
Other financial liabilities	177	100	22	12	10	430	751

Financial liabilities to banks and third parties	1,469	366	4,596	364	516	4,081	11,392

Used credit lines	125	—	—	—	—	1	126
Unused credit lines	5,964	1	1	153	4,848	2	10,969

Used and unused credit lines (1)	6,089	1	1	153	4,848	3	11,095

(1)	Amount does not include the €37.1 billion syndicated term and guarantee facility agreement, which is described on page F-61.

The following table shows the interest rates for the Company’s financial liabilities to banks and third parties:

	December 31, 2006
€ in millions	0 - 3%	3.1 - 7%	7.1 - 10%	more than 10%	Total

Bonds (including MTN programs)	—	8,869	134	—	9,003
Commercial paper	132	234	—	—	366
Bank loans/Liabilities due to banks	149	1,087	1	—	1,237
Bills payable	—	35	—	—	35
Other financial liabilities	138	584	14	15	751

Financial liabilities to banks and third parties	419	10,809	149	15	11,392

The following table provides details of the Company’s liabilities due to banks as of the dates indicated:

	December 31,
€ in millions	2006	2005

Bank loans collateralized by mortgages on real estate	94	141
Other collateralized bank loans	37	51
Uncollateralized bank loans, drawings on credit lines, current loans	1,106	1,338

Total	1,237	1,530

In November 2005, E.ON Ruhrgas issued loan notes in connection with the acquisition of E.ON Ruhrgas UK North Sea for an amount of approximately GBP 402 million, equivalent to €595 million at that date, with a contractual term of eighteen months. A large portion of these loan notes was converted into USD loan notes in 2005. In November 2006, E.ON Ruhrgas made use of the possibility to redeem 90 percent of the issued loan notes after one year. As of December 31, 2006, the remaining amount outstanding was €54 million (GBP 3.7 million and USD 63.6 million; 2005: €545 million). The coupon is based on LIBOR.

Operating Liabilities

Capital expenditure grants of €267 million (2005: €270 million) are paid primarily by customers in the core energy business for capital expenditures made on their behalf, while E.ON retains the assets. The grants are non-refundable and are recognized in other operating income over the period of the depreciable lives of the related assets.

Construction grants of €3,471 million (2005: €3,674 million) are paid by customers of the core energy business for costs of connections according to the generally binding linkup terms. These grants are customary in the industry, generally non-refundable and recognized as revenue according to the useful lives of the related assets.

Other operating liabilities primarily include the negative fair values of derivative financial instruments of €5,938 million (2005: €5,761 million), E.ON Benelux’s cross-border lease transactions for power plants amounting to €883 million (2005: €1,011 million) and accrued interest payable of €672 million (2005: €638 million).

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

The Company’s financial guarantees include nuclear-energy related items. Obligations also include direct financial guarantees to creditors of related parties and third parties. Direct financial guarantees with specified terms extend as far as 2023. Maximum potential undiscounted future payments could total up to €370 million (2005:

€427 million). €284 million of this amount involves guarantees issued on behalf of related parties (2005: €304 million). Alongside obligations in connection with cross-border lease transactions, indirect guarantees consist primarily of obligations to provide financial support mainly to related parties. Indirect guarantees have specified terms up to 2030. Maximum potential undiscounted future payments could total up to €582 million (2005: €431 million). €262 million of this amount involves guarantees issued on behalf of related parties (2005: €67 million). The Company has recorded provisions of €5 million (2005: €25 million) as of December 31, 2006, with respect to financial guarantees. In addition, E.ON has commitments under which it assumes joint and several liability arising from its stakes in the civil-law companies (“GbR”), non-corporate commercial partnerships and consortia in which it participates.

With the entry into force on April 27, 2002, of the Atomgesetz, as amended, and of the ordinance regulating the provision for coverage under the Atomgesetz (“Atomrechtliche Deckungsvorsorge-Verordnung” or “AtDeckV”), as amended, German nuclear power plant operators are required to provide nuclear accident liability coverage of up to €2.5 billion per incident.

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

To provide liability coverage for the additional €2,244.4 million per incident required by the above-mentioned amendments, E.ON Energie AG and the other parent companies of German nuclear power plant operators reached a Solidarity Agreement (“Solidarvereinbarung”) on July 11, July 27, August 21, and August 28, 2001. If an accident occurs, the Solidarity Agreement calls for the nuclear power plant operator liable for the damages to receive — after the operator’s own resources and those of its parent company are exhausted — financing sufficient for the operator to meet its financial obligations. Under the Solidarity Agreement, E.ON Energie’s share of the liability coverage currently stands at 42.0 percent (2005: 43.0 percent), with an additional 5.0 percent charge for the administrative costs of processing damage claims.

In accordance with Swedish law, the Nordic market unit has issued guarantees to governmental authorities. The guarantees, which are also included in the aforementioned direct financial guarantees, were issued to cover possible additional costs related to the disposal of high-level radioactive waste and to nuclear power plant decommissioning. These costs could arise if actual costs exceed accumulated funds. In addition, Nordic is also responsible for any costs related to the disposal of low-level radioactive waste. In Sweden, owners of nuclear facilities are liable for damages resulting from accidents occurring in those nuclear facilities and for accidents involving any radioactive substances connected to the operation of those facilities. The liability per incident as of December 31, 2006, was limited to SEK 3,102 million or €343 million (2005: SEK 3,401 million or €362 million), which amount must be insured according to the Law Concerning Nuclear Liability. The Nordic market unit has purchased the necessary insurance for its nuclear power plants. The Swedish government is currently in the process of reviewing the regulatory framework for nuclear obligations. The extent to which this review will result in changes to the Swedish regulations on the limitation of nuclear liabilities is still unclear at present.

Neither the U.K., nor the Pan-European Gas nor the U.S. Midwest market units operate nuclear power plants; they therefore do not have comparable contingent liabilities.

Indemnification Agreements

Contracts in connection with the disposal of shareholdings concluded throughout the Group include indemnification agreements and other guarantees with terms up to 2041 in accordance with contractual arrangements and local legal requirements, unless shorter terms were contractually agreed. The maximum undiscounted amounts potentially payable in respect of the circumstances expressly set forth in these agreements could total up to €6,865 million (2005: €6,623 million). The indemnities (“Freistellungen”) typically relate to customary representations and warranties, environmental damages and taxes. In some cases the buyer is required to either share costs or cover a certain amount of costs before the Company is required to make any payments. Some obligations are to be covered first by insurance contracts or provisions of the disposed companies. The Company has recorded provisions of €270 million (2005: €296 million) as of December 31, 2006, with respect to all indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or VEBA AG and VIAG AG before their merger) are included in the final sales contracts in the form of indemnities.

Other Guarantees

Other guarantees with an effective period through 2021 consist primarily of market value guarantees and warranties that could result in maximum potential undiscounted future payments of €104 million (2005: €130 million).

Long-Term Obligations

As of December 31, 2006, the principal long-term contractual obligations in place relate to the purchase of fossil fuels such as gas, lignite and hard coal.

Gas is usually procured on the basis of long-term purchase contracts with large international producers of natural gas. Such contracts are generally of a “take-or-pay” nature. The prices paid for natural gas are normally tied to the prices of competing energy sources, as dictated by market conditions. The conditions of these long-term contracts are reviewed at certain specific intervals (usually every 3 years) as part of contract negotiations and may thus change accordingly. In the absence of an agreement on a pricing review, a neutral board of arbitration makes a final binding decision. Financial obligations arising from these contracts are calculated based on the same principles that govern internal budgeting. Furthermore, the take-or-pay conditions in the individual contracts are also considered in the calculations.

The increase in contractual obligations in place for the purchase of gas is mainly due to the higher purchasing costs of gas in 2006, which led to an adjustment of planning assumptions, to the extension of existing contracts and the conclusion of new purchase contracts.

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

Other purchase commitments/obligations include primarily obligations for investments not yet implemented in connection with new power plant construction projects as well as modernizations of existing power plant installations.

Other financial obligations amount to €3,631 million (2005: €4,299 million). They consist primarily of obligations arising from the acquisition of investments.

There is a put option agreement in place since October 2001 allowing a minority shareholder of E.ON Sverige to exercise its right to sell its remaining stake for approximately €2 billion. In 2003, the term of this option was extended to the end of 2007.

The Central Europe market unit has entered into put option agreements related to various acquisitions that allow other shareholders to exercise rights to sell their remaining stakes for an aggregate total of approximately €0.6 billion.

In addition, there is a conditional obligation to acquire up to 100 percent of the shares of Endesa. For further information, see Note 33.

Expected payments arising from long-term obligations totaled €245,331 million on December 31, 2006, and break down as follows:

€ in millions	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years

Long-term purchase commitments/obligations
Fossil fuel purchase obligations
Natural gas	221,358	21,309	37,383	38,883	123,783
Oil	75	10	27	25	13
Coal	3,280	1,203	1,378	687	12
Lignite and other fossil fuels	1,089	33	66	66	924

Subtotal, fossil fuels	225,802	22,555	38,854	39,661	124,732

Electricity purchase obligations	7,915	3,209	2,137	661	1,908
Other purchase obligations	2,462	485	439	254	1,284

Subtotal, long-term purchase commitments/obligations	236,179	26,249	41,430	40,576	127,924

Other purchase commitments/obligations
Major repairs	82	64	18	—	—
Environmental protection measures	—	—	—	—	—
Other (e.g., capital expenditure commitments)	5,182	2,160	2,127	638	257

Subtotal	5,264	2,224	2,145	638	257

Other financial obligations	3,631	2,477	991	1	162

Loan commitments	257	249	1	4	3

Total	245,331	31,199	44,567	41,219	128,346

Rental, Tenancy and Lease Agreements

Nominal values of other commitments arising from rental, tenancy and lease agreements are due as follows:

€ in millions

2007	205
2008	142
2009	89
2010	84
2011	63
Thereafter	237

Total	820

Expenses arising from such contracts reflected in the Consolidated Statements of Income amounted to €223 million in 2006 (2005: €102 million; 2004: €71 million).

(26)  Litigation and Claims

A number of different court actions (including product liability lawsuits), governmental investigations and proceedings, and other claims are currently pending or may be instituted or asserted in the future against companies of the E.ON Group. This in particular includes legal actions and proceedings concerning alleged price-fixing agreements and anti-competitive practices. In addition, there are lawsuits pending against E.ON AG and U.S.

subsidiaries in connection with the disposal of VEBA Electronics in 2000. E.ON Ruhrgas is a party to a number of different arbitration proceedings in connection with the acquisition of Europgas a.s. and in connection with gas delivery contracts entered into with Norsk Hydro Produksjon AS and Gas Terra B.V. Lastly, E.ON AG and one E.ON subsidiary are parties to or participants in various court and regulatory proceedings in Spain and in the United States, among other venues, in connection with the offer for Endesa S.A. Since litigation or claims are subject to numerous uncertainties, their outcome cannot be ascertained; however, in the opinion of management, any potential obligations arising from these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

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

(27)  Supplemental Disclosure of Cash Flow Information

The following table indicates supplemental disclosures of cash flow information:

€ in millions	2006	2005	2004

Cash paid during the year for
Interest, net of amounts capitalized	1,029	965	1,100
Income taxes, net of refunds	837	1,052	1,352
Non-cash investing and financing activities
Exchanges and contributions of assets as part of acquisitions	138	171	—
Funding of external fund assets for pension obligations through transfer of fixed-term deposits and securities	5,126	—	—
Loan notes issued in lieu of cash purchase price payments for E.ON Ruhrgas U.K. North Sea	—	595	—
Increase of stakes in subsidiaries in exchange for distribution of E.ON AG shares to minority shareholders	—	35	182

The deconsolidation of shareholdings and activities resulting from divestments led to reductions of €1,523 million (2005: €7,160 million; 2004: €231 million) related to assets and €589 million (2005: €4,510 million; 2004: €186 million) related to provisions and liabilities. Cash and cash equivalents divested herewith amounted to €550 million (2005: €45 million; 2004: €19 million).

Purchase prices for acquisitions of subsidiaries totaled €550 million (2005: €1,336 million, including €595 million in non-cash purchase price components for E.ON Ruhrgas UK North Sea Ltd.; 2004: €1,004 million). Cash and cash equivalents acquired in connection with the acquisitions amounted to €57 million (2005: €275 million; 2004: €110 million). These purchases resulted in assets amounting to €1,929 million (2005: €3,892 million; 2004: €2,680 million) and in provisions and liabilities totaling €1,350 million (2005: €1,922 million; 2004: €2,569 million).

Cash provided by operating activities was higher in 2006 than in the preceding year. The increase was generated primarily by the Central Europe and U.K. market units, where improved operations and one-time effects such as the full consolidation of VKE made positive contributions in 2006, while the negative influences of the prior year, e.g. the effect of pension fund contributions, did not recur. An additional positive contribution came from the reduction of receivables at the U.S. Midwest market unit. Negative effects in 2006 were generated at the Pan-European Gas market unit as a result of the full consolidation of E.ON Földgáz Trade, payments for gas storage capacity at E.ON Ruhrgas AG and payment extensions. In 2005, cash provided by operating activities increased significantly over the preceding year. The increase was due primarily to changes in tax payments, and in particular to the change in the VAT treatment of gas transactions in the Pan-European Gas market unit. Other positive influences were provided by higher prepayments by customers in December at the Pan-European Gas market unit, the increase in gross margin at the Central Europe market unit and by effects resulting from the elimination of currency swaps in the Corporate Center. These improvements were partly offset by pension fund contributions at the U.K. market unit, increased contributions to the VKE fund at the Central Europe market unit, and storm damage payments at the Nordic market unit.

Cash flows from investing activities was negative in 2006. With declining proceeds from sales of shareholdings, cash used for investment activities rose significantly over the previous year. Moreover, more funds were used for fixed-term deposits and securities purchases than in 2005. Some of these financial investments were transferred during the course of the year to external fund assets for pension obligations.

The additional reduction of financial debts and the distribution of the special dividend for the 2005 fiscal year are reflected in the negative cash flow from financing activities.

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

E.ON AG has enacted general risk management guidelines for the use of derivative interest and foreign currency instruments as well as for commodity risk management that constitute a comprehensive framework for the entire Group. The market units have also adopted specific risk management guidelines to eliminate or limit risks arising from their respective activities. The market units’ guidelines operate within the general risk management guidelines of E.ON AG. As part of the Company’s framework for interest rate, foreign currency and commodity risk management, an enterprise-wide reporting system is used to monitor each reporting unit’s exposures to these risks and their long-term and short-term financing needs. The creditworthiness of counterparties is monitored on a regular basis.

Commodity derivatives are used for price risk management, system optimization, load balancing and margin improvement. Any use of derivatives is only allowed within limits that are established and monitored by a board independent from the trading operations. Proprietary trading activities are subject to particularly strict limits. The risk ratios and limits used mainly include Profit at Risk and Value at Risk figures, as well as volume, credit and book limits. Additional key elements of risk management are the clear division of duties between scheduling, trading, settlement and control, as well as a risk reporting independent from the trading operations.

Interest, currency and equity-related derivatives are only used for hedging purposes.

Hedge Accounting in accordance with SFAS 133 is used primarily for interest rate derivatives regarding hedges of long-term debts, for foreign currency derivatives regarding hedges of net investments in foreign operations and long-term receivables and debts denominated in foreign currencies. For commodities, potentially volatile future cash flows resulting primarily from planned purchases and sales of electricity and from gas supply requirements are hedged. Forward transactions are used to hedge price risks on equities.

Fair Value Hedges

Fair value hedges are used to protect against the risk from changes in market values. The Company uses fair value hedge accounting specifically in the exchange of fixed-rate commitments in long-term receivables and liabilities denominated in foreign currencies and Euro for variable rates. The hedging instruments used for such exchanges are interest rate and cross-currency interest rate swaps. Gains and losses on these hedges are generally reported in that line item of the income statement which also includes the respective hedged transactions. The loss from the ineffective portion of all fair value hedges as of December 31, 2006, was €1 million (2005: €1 million gain; 2004: €2 million gain) and is included in other operating income. Interest rate fair value hedges are reported under “Interest and similar expenses (net).”

Cash Flow Hedges

Cash flow hedges are used to protect against the risk arising from variable cash flows. Interest rate and cross-currency interest rate swaps are the principal instruments used to limit interest rate and currency risks. The purpose of these swaps is to maintain the level of payments arising from long-term interest-bearing receivables and liabilities denominated in foreign currencies and euro by using cash flow hedge accounting in the functional currency of the respective E.ON company.

To reduce cash flow fluctuations arising from electricity and gas transactions effected at variable spot prices, futures and forward contracts are concluded and also accounted for using cash flow hedge accounting.

As of December 31, 2006, the hedged transactions in place included foreign currency cash flow hedges with maturities of up to eleven years (2005: up to twelve years) and up to 26 years (2005: up to 27 years) for interest rate cash flow hedges. Share price risk is hedged up to one year. Planned commodity cash flow hedges have maturities of up to four years (2005: up to three years).

The amount of ineffectiveness for cash flow hedges recorded for the year ended December 31, 2006, was a loss of €3 million (2005: €1 million gain; 2004: €1 million gain). For the year ended December 31, 2006, reclassifications from accumulated other comprehensive income for cash flow hedges resulted in a gain of €26 million (2005: €208 million loss; 2004: €117 million gain). The Company estimates that reclassifications from accumulated other comprehensive income for cash flow hedges in the next twelve months will result in a gain of €227 million. Gains and losses from reclassification are generally reported in that line item of the income statement which also includes the respective hedged transaction. Gains and losses from the ineffective portion of cash flow hedges are classified as other operating income or other operating expenses. Interest rate cash flow hedges are reported under “Interest and similar expenses (net).”

Net Investment Hedges

The Company uses foreign currency loans, foreign currency forwards, FX swaps and cross-currency swaps to protect the value of its net investments in its foreign operations denominated in foreign currencies. For the year ended December 31, 2006, the Company recorded an amount of €989 million (2005: €825 million) in accumulated other comprehensive income within stockholders’ equity due to changes in fair value of derivative and foreign currency transaction results of non-derivative hedging instruments.

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

•	Currency, electricity, gas, oil and coal forward contracts, swaps, and emissions-related derivatives are valued separately at their forward rates and prices as of the balance sheet date. Forward rates and prices are based on spot rates and prices, with forward premiums and discounts taken into consideration.

•	Market prices for currency, electricity and gas options are valued using standard option pricing models commonly used in the market. The fair values of caps, floors and collars are determined on the basis of quoted market prices or on calculations based on option pricing models.

•	The fair values of existing instruments to hedge interest rate risk are determined by discounting future cash flows using market interest rates over the remaining term of the instrument. Discounted cash values are determined for interest rate, cross-currency and cross-currency interest rate swaps for each individual transaction as of the balance sheet date. Interest exchange amounts are considered with an effect on current results at the date of payment or accrual.

•	Equity forwards are valued on the basis of the stock prices of the underlying equities, taking into consideration any financing components.

•	Exchange-traded energy futures and option contracts are valued individually at daily settlement prices determined on the futures markets that are published by their respective clearing houses. Paid initial margins are disclosed under other assets. Variation margins received or paid during the term of such contracts are stated under other liabilities or other assets, respectively.

•	Certain long-term energy contracts are valued by the use of valuation models that use internal data.

Losses of €49 million (2005: €39 million; 2004: €0 million) and gains of €96 million (2005: €0 million; 2004: €0 million) from the initial measurement of derivative financial instruments at the inception of the contract were deferred and will be recognized in income during subsequent periods as the contracts are fulfilled.

The following two tables include both derivatives that qualify for SFAS 133 hedge accounting treatment and those that do not qualify.

Total Volume of Foreign Currency, Interest Rate and	Total volume of derivative financial instruments
Equity-Based Derivatives	December 31, 2006		December 31, 2005
Remaining maturities	Nominal	Fair	Nominal	Fair
€ in millions	value	value	value	value

FX forward transactions
Buy	4,532.7	(27.1)	4,091.3	79.2
Sell	6,982.4	19.4	8,331.2	(81.7)
FX currency options
Buy	7.4	0.1	227.7	32.8
Sell	—	—	139.6	(39.0)

Subtotal	11,522.5	(7.6)	12,789.8	(8.7)

Cross-currency swaps
up to 1 year	1,457.8	9.7	1,734.7	34.7
1 year to 5 years	10,812.9	(22.8)	8,163.2	57.8
more than 5 years	6,228.6	20.5	6,358.4	66.6
Cross-currency interest rate swaps
up to 1 year	—	—	125.0	13.1
1 year to 5 years	321.9	(17.0)	316.4	5.0
more than 5 years	—	—	—	—

Subtotal	18,821.2	(9.6)	16,697.7	177.2

Interest rate swaps
Fixed-rate payer
up to 1 year	150.9	0.8	612.2	(11.8)
1 year to 5 years	1,221.8	(3.1)	1,294.9	(44.1)
more than 5 years	919.8	(14.1)	1,033.5	(18.0)
Fixed-rate receiver
up to 1 year	55.1	—	—	—
1 year to 5 years	5,263.9	(75.5)	5,364.4	64.3
more than 5 years	759.3	(14.3)	1,196.4	(20.7)

Subtotal	8,370.8	(106.2)	9,501.4	(30.3)

Other derivatives	636.7	31.0	—	—

Subtotal	636.7	31.0	—	—

Total	39,351.2	(92.4)	38,988.9	138.2

Total Volume of Electricity, Gas, Coal, Oil and			Thereof Trading
Emissions-Related Financial Derivatives	December 31, 2006		December 31, 2006		December 31, 2005
Remaining maturities	Nominal	Fair	Nominal	Fair	Nominal	Fair
€ in millions  	value	value	value	value	value	value

Electricity forwards
up to 1 year	15,336.4	(401.5)	12,961.9	0.1	15,379.4	24.0
1 year to 3 years	6,334.4	(401.9)	4,743.5	(34.5)	4,722.5	(116.1)
4 years to 5 years	675.6	(36.0)	85.1	0.3	54.4	(5.0)
more than 5 years	6,703.3	(14.6)	—	—	9.6	0.8

Subtotal	29,049.7	(854.0)	17,790.5	(34.1)	20,165.9	(96.3)

Exchange-traded electricity forwards
up to 1 year	4,965.9	(244.5)	3,464.2	(102.4)	3,316.7	(103.6)
1 year to 3 years	3,028.9	(28.4)	1,725.0	16.1	1,621.4	(18.1)
4 years to 5 years	94.7	(2.1)	51.7	(0.9)	17.6	(1.4)
more than 5 years	—	—	—	—	1.9	0.1

Subtotal	8,089.5	(275.0)	5,240.9	(87.2)	4,957.6	(123.0)

Electricity swaps
up to 1 year	15.1	0.5	—	—	88.3	(21.6)
1 year to 3 years	—	—	—	—	—	—
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	15.1	0.5	—	—	88.3	(21.6)

Exchange-traded electricity options
up to 1 year	0.2	(0.3)	0.2	(0.3)	12.1	(0.7)
1 year to 3 years	0.1	0.5	0.1	0.5	71.7	(0.2)
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	0.3	0.2	0.3	0.2	83.8	(0.9)

Coal forwards and swaps
up to 1 year	938.5	22.4	474.4	1.5	839.4	(46.0)
1 year to 3 years	316.6	6.5	141.8	(0.6)	439.9	(3.0)
4 years to 5 years	33.8	0.8	15.6	(0.2)	31.9	(1.4)
more than 5 years	31.3	(0.5)	31.3	(0.5)	—	—

Subtotal	1,320.2	29.2	663.1	0.2	1,311.2	(50.4)

Exchange-traded coal forwards
up to 1 year	26.7	(1.5)	—	—	—	—
1 year to 3 years	32.2	0.4	—	—	—	—
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	58.9	(1.1)	—	—	—	—

Oil derivatives
up to 1 year	1,036.7	(24.4)	277.2	0.1	845.0	106.1
1 year to 3 years	176.7	(6.2)	53.3	0.2	341.7	59.1
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	1,213.4	(30.6)	330.5	0.3	1,186.7	165.2

Carryover	39,747.1	(1,130.8)	24,025.3	(120.6)	27,793.5	(127.0)

Total Volume of Electricity, Gas, Coal, Oil and			Thereof Trading
Emissions-Related Financial Derivatives	December 31, 2006		December 31, 2006		December 31, 2005
Remaining maturities	Nominal	Fair	Nominal	Fair	Nominal	Fair
€ in millions  	value	value	value	value	value	value

Carryover	39,747.1	(1,130.8)	24,025.3	(120.6)	27,793.5	(127.0)

Gas forwards
up to 1 year	8,571.6	(474.2)	2,953.8	23.5	4,628.7	380.8
1 year to 3 years	5,861.0	85.6	1,215.9	20.3	4,226.9	541.4
4 years to 5 years	887.9	91.6	37.3	(0.2)	763.7	27.4
more than 5 years	476.2	40.0	—	—	92.6	(17.7)

Subtotal	15,796.7	(257.0)	4,207.0	43.6	9,711.9	931.9

Gas swaps
up to 1 year	142.7	(16.8)	—	—	1,987.3	277.4
1 year to 3 years	9.5	(0.6)	—	—	1,645.0	306.8
4 years to 5 years	1.2	—	—	—	737.0	86.9
more than 5 years	—	—	—	—	1,892.3	7.9

Subtotal	153.4	(17.4)	—	—	6,261.6	679.0

Gas options
up to 1 year	5.3	2.8	—	—	43.3	(16.7)
1 year to 3 years	—	—	—	—	—	—
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	5.3	2.8	—	—	43.3	(16.7)

Emissions-related derivatives
up to 1 year	284.8	2.3	264.2	6.5	98.4	4.9
1 year to 3 years	176.2	0.5	172.0	0.3	24.3	1.6
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	461.0	2.8	436.2	6.8	122.7	6.5

Exchange-traded emissions-related derivatives
up to 1 year	20.0	4.1	13.7	0.3	11.4	0.3
1 year to 3 years	13.9	(0.3)	12.6	(0.3)	5.6	0.3
4 years to 5 years	—	—	—	—	—	—
more than 5 years	—	—	—	—	—	—

Subtotal	33.9	3.8	26.3	—	17.0	0.6

Total	56,197.4	(1,395.8)	28,694.8	(70.2)	43,950.0	1,474.3

Counterparty Risk from the Use of Derivative Financial Instruments

The Company is exposed to credit (or repayment) risk and market risk through the use of derivative financial instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, the Company’s counterparty risk will equal the positive market value of the derivative. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

In order to minimize the credit risk in derivative financial instruments, the Company enters into transactions only with counterparties such as financial institutions, commodities exchanges, energy distributors and broker-dealers that satisfy the Company’s internally-established minimum requirements for the creditworthiness of counterparties.

The credit-risk management policy that has been established throughout the Group entails the systematic monitoring of the creditworthiness of counterparties and a regular assessment of credit risk. The credit ratings of all counterparties to derivative financial instruments are reviewed using the Company’s established credit approval criteria. The subsidiaries involved in electricity, gas, coal, oil and emissions-related derivatives also perform thorough credit checks on their counterparties and monitor creditworthiness on a regular basis. The Company receives and pledges collateral in connection with long-term interest and currency hedging derivatives in the banking sector. Furthermore, collateral is required when entering into transactions in commodity derivatives with counterparties of a low degree of creditworthiness. Derivative transactions are generally executed on the basis of standard agreements that allow for the netting of all outstanding transactions with individual counterparties. For currency and interest rate derivatives in the banking sector, this netting option is reflected in the accounting treatment. Exchange-traded electricity forward and option contracts and emission rights having an aggregate nominal value of €8,198 million as of December 31, 2006, bear no counterparty risk.

The continuing netting of outstanding transactions with positive and negative market values is not shown in the table below, even though the greater part of the transactions was completed on the basis of contracts that do allow netting. The counterparty risk is the sum of the positive fair values.

In summary, as of December 31, 2006, the Company’s derivative financial instruments had the following credit structure and lifetime:

	December 31, 2006
	Total		Up to 1 year		1 to 5 years		More than 5 years
Rating of Counterparties		Counter-		Counter-		Counter-		Counter-
Standard & Poor’s and/or Moody’s	Nominal	party	Nominal	party	Nominal	party	Nominal	party
€ in millions	value	risk	value	risk	value	risk	value	risk

AAA and Aaa through AA− and Aa3	34,301.2	1,910.2	13,508.4	918.1	14,971.5	608.8	5,821.3	383.3
AA− and A1 or A+ and Aa3 through A− and A3	22,051.6	1,359.9	9,062.5	873.9	11,085.7	436.0	1,903.4	50.0
A− and Baa1 or BBB+ and A3 through BBB− or Baa3	3,511.6	279.8	2,181.4	218.1	1,084.5	61.7	245.7	—
BBB− and Ba1 or BB+ and Baa3 through BB− and Ba3	2,005.1	148.9	1,179.2	106.3	817.6	42.6	8.3	—
Other (1)	25,481.4	395.9	11,124.3	200.3	6,332.5	93.2	8,024.6	102.4

Total	87,350.9	4,094.7	37,055.8	2,316.7	34,291.8	1,242.3	16,003.3	535.7

(1)	This position consists primarily of parties to contracts with respect to which E.ON has received collateral from counterparties with ratings of the above categories or with an equivalent internal rating.

(29)  Non-Derivative Financial Instruments

The Company estimates the fair value of its non-derivative financial instruments using available market information and appropriate valuation methodologies. Fair values have been calculated for these financial instruments using valuation methodologies customary in the market and are based on market information that was available on the balance sheet date. Accordingly, the fair values shown are not necessarily indicative of the amounts E.ON could realize on its non-derivative financial instruments under current market conditions.

The estimated book values and fair values of non-derivative financial instruments as of December 31, 2006 and 2005, are summarized in the following table:

	December 31, 2006		December 31, 2005
€ in millions	Book value	Fair value	Book value	Fair value

Assets
At-cost investments	1,450	1,848	1,503	1,880
Marketable investments	11,941	11,941	8,243	8,243
Securities	11,383	11,383	10,420	10,420
Financial receivables and other financial assets	2,811	2,676	3,119	3,131
Cash and deposits at banking institutions	1,748	1,748	5,859	5,859

Total	29,333	29,596	29,144	29,533

Liabilities
Financial liabilities	13,399	13,099	14,362	15,421

The Company used the following methods and assumptions to estimate the fair value of each class of financial instruments whose value it is practicable to estimate:

The carrying amounts of cash and cash equivalents are reasonable estimates of their fair values. The Company calculates the fair value of loans and other financial instruments by discounting the future cash flows by the current interest rate for comparable instruments. The fair values of funds and of marketable securities and investments are based on their quoted market prices or on other appropriate valuation techniques.

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

(30)  Transactions with Related Parties

E.ON exchanges goods and services with a large number of companies as part of its continuing operations. Some of these companies are related companies accounted for under the equity method or reported at cost. Transactions with related parties are summarized as follows:

€ in millions	2006	2005

Income	7,467	5,408
Expenses	3,804	2,913
Receivables	1,892	2,263
Liabilities	2,440	2,161

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

Accounts receivable from related companies consist mainly of trade receivables and of a subordinated loan to ONE GmbH (“ONE”), Vienna, Austria, in the amount of €122 million (2005: €162 million). Interest income recognized on this loan amounted to €5 million in 2006 (2005: €11 million). In 2006, ONE repaid €45 million in shareholder loans to E.ON.

Liabilities of E.ON payable to related companies include €286 million (2005: €241 million) in trade payables to operators of jointly-owned nuclear power plants. These payables bear interest at 1.0 percent per annum (2005: 1.0 percent) and have no fixed maturity. E.ON procures electricity from these power plants both under a cost-transfer agreement and under a cost-plus-fee agreement. The settlement of such liabilities occurs mainly through clearing accounts. In addition, E.ON reported financial liabilities in 2006 of €1,255 million (2005: €1,253 million) resulting from fixed-term deposits undertaken by the jointly-owned nuclear power plants at E.ON.

The transfer of E.ON’s minority stake in Degussa into RAG Projektgesellschaft mbH and the subsequent forward sale of that company to RAG produced a gain of €376 million. For additional information, see Note 4.

(31)  Segment Information

The reportable segments of the E.ON Group are presented in line with the Company’s internal organizational and reporting structure. E.ON’s business is subdivided into energy business and other activities. The core energy business includes the market units Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest, as well as the Corporate Center. The 42.9 percent interest in Degussa accounted for at equity was reported under other activities until its disposal in July 2006 (see also Note 4).

•	The Central Europe market unit, led by E.ON Energie AG, Munich, Germany, focuses on E.ON’s integrated electricity business and the downstream gas business in central Europe.

•	Pan-European Gas is responsible for the upstream and midstream gas business. Additionally, this market unit holds a number of minority shareholdings in the downstream gas business. The lead company of this market unit is E.ON Ruhrgas AG, Essen, Germany.

•	The U.K. market unit encompasses the integrated energy business in the United Kingdom. This market unit is led by E.ON UK plc, Coventry, U.K.

•	The Nordic market unit, which is led by E.ON Nordic AB, Malmö, Sweden, focuses on the integrated energy business in Northern Europe. It operates through the integrated energy company E.ON Sverige AB, Malmö, Sweden, primarily in Sweden.

•	The U.S. Midwest market unit, led by E.ON U.S. LLC, Louisville, Kentucky, U.S., is primarily active in the regulated energy market in the U.S. state of Kentucky.

•	The Corporate Center contains those interests managed directly by E.ON AG that have not been allocated to any of the other segments, E.ON AG itself, and consolidation effects at the Group level.

In accordance with U.S. GAAP requirements, E.ON reports segments or material business units to be disposed of as discontinued operations.

In 2006, this primarily includes E.ON Finland, which was sold in June, and WKE, which has not yet been sold. The corresponding figures as of December 31, 2006, as well as those for the preceding period, have been adjusted for all components of the discontinued operations.

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

Below is the reconciliation of adjusted EBIT to “Income/(Loss) from continuing operations before income taxes and minority interests” as shown in the Consolidated Financial Statements:

€ in millions	2006	2005	2004

Adjusted EBIT	8,150	7,293	6,747
Adjusted interest income (net)	(1,081)	(1,027)	(1,032)
Net book gains	1,205	491	589
Cost-management and restructuring expenses	—	(29)	(100)
Other non-operating earnings	(3,141)	424	128

Income/(Loss) from continuing operations before income taxes and minority interests	5,133	7,152	6,332
Income taxes	323	(2,261)	(1,852)
Minority interests	(526)	(536)	(469)
Income/(Loss) from continuing operations	4,930	4,355	4,011

Income/(Loss) from discontinued operations, net	127	3,059	328
Cumulative effect of changes in accounting principles, net	—	(7)	—

Net income	5,057	7,407	4,339

Net book gains in 2006 were generated primarily from the sale of institutional securities funds (€619 million) and in connection with the sale of the remaining interest in Degussa (€376 million). In 2005, net book gains resulted primarily from the sale of securities (€371 million) and from the merger of Gasversorgung Thüringen and TEAG (€90 million). The 2004 amounts primarily reflect gains from the sale of E.ON’s interests in EWE and VNG (€317 million), the sale of securities (€221 million) and the sale of Degussa shares (€51 million).

There were no cost management and restructuring expenses in 2006. In 2005, cost management and restructuring expenses totaled €29 million. As in 2004 they arose primarily in the U.K. market unit as a result of the integration of Midlands Electricity.

Other non-operating earnings consist primarily of expenses from the fulfillment of derivative gas supply contracts and from the marking to market of energy derivatives, primarily at the U.K. market unit. These derivatives are used to hedge against fluctuations in prices. As of the end of 2006, this marking to market resulted in a loss of approximately €2.7 billion. The regulation of network charges enforced by the German Federal Network Agency (“Bundesnetzagentur”) necessitated the performance of impairment tests at the Central Europe and Pan-European Gas market units for the network infrastructure and certain shareholdings. The tests resulted in impairment charges totaling €374 million in the area of gas distribution networks and in minority shareholdings with activities in the area of networks. No impairments were necessary for the electricity grids. Additional impairments were recorded in the area of generation, specifically cogeneration facilities at the U.K. market unit (€35 million), as well as for intangible assets and property, plant and equipment at the Pan-European Gas, U.K. and Nordic market units (€139 million in total).

In 2005, the marking to market of derivatives resulted in a gain of approximately €1.2 billion. This gain was almost completely offset by the costs associated with the severe storm in Sweden at the beginning of 2005, and by an impairment charge recorded by Degussa at its Fine Chemicals division. The 2004 value primarily reflected the positive effects from the marking to market of derivatives (approximately €290 million). This gain was offset by impairment charges on real estate and securities at the Central Europe market unit and by non-recurring charges on investments at the Central Europe and U.K. market units, among others.

	Central Europe			Pan-European Gas			U.K.			Nordic
€ in millions	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005 (1)	2004 (1)

External sales	27,694	24,047	20,540	22,594	16,835	12,671	12,406	10,102	8,480	3,118	3,111	3,028
Intersegment sales	686	248	212	2,393	1,079	556	163	74	10	86	102	66
Total sales	28,380	24,295	20,752	24,987	17,914	13,227	12,569	10,176	8,490	3,204	3,213	3,094

Depreciation and amortization	(1,297)	(1,298)	(1,121)	(491)	(387)	(334)	(561)	(586)	(575)	(373)	(341)	(383)

Impairments (3)	(19)	(56)	(185)	(242)	(16)	(94)	—	(1)	—	—	(8)	—
Adjusted EBIT	4,168	3,930	3,602	2,106	1,536	1,344	1,229	963	1,017	619	766	661
Thereof: earnings from companies accounted for at equity (4)	335	189	143	557	509	419	6	17	43	1	9	10
Intangible assets and property, plant and equipment	1,883	1,519	1,388	374	263	105	860	565	511	581	373	312
Share investments	533	462	885	506	260	505	3	361	(8)	50	21	354
Investments (5)	2,416	1,981	2,273	880	523	610	863	926	503	631	394	666

Total assets	60,202	60,531	55,537	36,538	30,746	22,720	19,571	19,177	14,986	12,386	11,193	11,289

	U.S. Midwest			Corporate Center			Core Energy Business			Other Activities (2)
€ in millions	2006	2005	2004	2006	2005	2004	2006	2005 (1)	2004 (1)	2006	2005	2004

External sales	1,947	2,045	1,718	—	1	52	67,759	56,141	46,489	—	—	—
Intersegment sales	—	—	—	(3,328)	(1,503)	(844)	—	—	—	—	—	—

Total sales	1,947	2,045	1,718	(3,328)	(1,502)	(792)	67,759	56,141	46,489	—	—	—

Depreciation and amortization	(193)	(195)	(185)	(15)	(13)	(22)	(2,930)	(2,820)	(2,620)	—	—	—
Impairments (3)	(6)	—	—	(6)	—	(18)	(273)	(81)	—	—	—	—
Adjusted EBIT	391	365	354	(416)	(399)	(338)	8,097	7,161	6,640	53	132	107
Thereof: earnings from companies accounted for at equity (4)	21	17	17	(16)	9	(42)	904	750	590	53	132	107
Intangible assets and property, plant and equipment	398	227	247	(13)	9	11	4,083	2,956	2,574	—	—	—
Share investments	—	—	—	(14)	(119)	467	1,078	985	2,203	—	—	—
Investments (5)	398	227	247	(27)	(110)	478	5,161	3,941	4,777	—	—	—

Total assets	8,591	9,296	7,643	(10,056)	(4,381)	(5,794)	127,232	126,562	106,381	—	—	7,681

	E.ON Group
€ in millions	2006	2005 (1)	2004 (1)

External sales	67,759	56,141	46,489
Intersegment sales	—	—	—

Total sales	67,759	56,141	46,489

Depreciation and amortization	(2,930)	(2,820)	(2,620)
Impairments (3)	(273)	(81)	—
Adjusted EBIT	8,150	7,293	6,747
Thereof: earnings from companies accounted for at equity (4)	957	882	697
Intangible assets and property, plant and equipment	4,083	2,956	2,574
Share investments	1,078	985	2,203
Investments (5)	5,161	3,941	4,777

Total assets	127,232	126,562	114,062

(1)	Adjusted for discontinued operations, except for total assets.

(2)	Included among the other activities was the 42.9 percent interest in Degussa accounted for at equity until its disposal in July 2006.

(3)	In 2006 and 2005, the impairment charges recognized in adjusted EBIT differed from the impairment charges recorded in accordance with U.S. GAAP. In 2006, non-operating earnings can be traced to regulatory impairments on property, plant and equipment and on shareholdings at the Central Europe and Pan-European Gas market units. In addition, impairments have again been recorded in the area of generation, specifically cogeneration facilities at the U.K. market unit. Additional impairments concern intangible assets and property, plant and equipment at the Pan-European Gas, U.K. and Nordic market units. In 2005, the difference was the result of impairments recorded in the area of generation, specifically cogeneration facilities at the U.K. market unit.

(4)	In 2006 and 2005, the earnings contributing to adjusted EBIT from companies accounted for under the equity method differed from the at-equity results recorded in accordance with U.S. GAAP. In 2006, this was the result of impairment charges included in non-operating earnings. The impairments related to property, plant and equipment and to shareholdings at the Central Europe and Pan-European Gas market units. In 2005, the impairments related to the Fine Chemicals division of Degussa and to deferred tax assets of an at-equity company in the Corporate Center.

(5)	Excluding other financial assets

An additional adjustment in the internal profit analysis relates to interest income, which is adjusted on an economic basis. In particular, the interest component of expenses resulting from increases in provisions to pensions is reclassified from personnel costs to interest income. The interest components of allocations to other long-term provisions are treated in the same way to the extent that, in accordance with U.S. GAAP, these provisions are reported on different lines in the income statement.

Net interest income experienced a decline of €54 million from 2005. The primary factor behind this decline was the increased interest expense resulting from provisions related to nuclear power. This was partially offset by reduced interest expense from provisions for pensions at the Central Europe and Pan-European Gas market units and at the Corporate Center.

€ in millions	2006	2005	2004

Interest and similar expenses (net) as shown in Note 6	(687)	(736)	(1,063)
(+) Non-operating interest income (net) (1)	(5)	(39)	151
(−) Interest portion of long-term provisions	389	252	120

Adjusted interest income (net)	(1,081)	(1,027)	(1,032)

(1)	This figure is calculated by adding interest expenses and subtracting interest income. In 2005, non-operating interest income primarily related to an eliminated provision for interest that had been recognized in previous years.

Transactions within the E.ON Group are generally effected at market prices.

Geographic Segmentation

The following table details external sales (by location of customers and by location of the company making the sale) and property, plant and equipment information by geographic area:

				Europe (Eurozone
	Germany			excluding Germany)			Europe (other)			United States			Other			Total
€ in millions	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004

External sales
by location of customer	38,043	33,557	28,621	3,796	2,772	1,926	23,389	17,743	14,110	1,901	1,990	1,770	630	79	62	67,759	56,141	46,489
by location of company	42,129	36,635	30,028	2,053	1,218	1,209	21,630	16,243	13,482	1,897	1,980	1,711	50	65	59	67,759	56,141	46,489
Property, plant and equipment	18,674	19,010	23,171	1,104	1,339	1,283	18,965	16,819	15,327	3,896	4,072	3,693	73	83	89	42,712	41,323	43,563

Information on Major Customers and Suppliers

E.ON’s customer structure in 2006 and 2005 did not result in any major concentration in any given geographical region or business area. Due to the large number of customers the Company serves and the variety of its business activities, there are no individual customers whose business volume is material compared with the Company’s total business volume.

Gas is procured primarily from Russia, Norway, the United Kingdom, the Netherlands and Germany.

(32)  Compensation of Supervisory Board and Board of Management

Supervisory Board

Provided that E.ON’s shareholders approve the proposed dividend at the Annual Shareholders Meeting on May 3, 2007, total remuneration to members of the Supervisory Board will be €4.1 million (2005: €3.8 million).

There were no loans to members of the Supervisory Board in 2006.

The Supervisory Board’s compensation structure and the amounts for each member of the Supervisory Board are presented in “Item 6: Directors, Senior Management and Employees.”

Board of Management

Total remuneration to members of the Board of Management in 2006 amounted to €21.7 million (2005: €22.5 million). This consisted of base salary, bonuses, other compensation elements and share based payments.

Total payments to former members of the Board of Management and their beneficiaries amounted to €11.7 million (2005: €5.4 million). Provisions of €99.9 million (2005: €89.0 million) have been established for the pension obligations to former members of the Board of Management and their beneficiaries.

There were no loans to members of the Board of Management in the 2006 fiscal year.

The Board of Management’s compensation structure and the amounts for each member of the Board of Management are presented in “Item 6: Directors, Senior Management and Employees.”

(33)  Subsequent Events

At the end of 2006, Thüga agreed with EnBW Energie Baden-Württemberg AG (“EnBW”) to sell the shares it owns in GSW Gasversorgung Sachsen Ost Wärmeservice GmbH & Co. KG (76.5 percent), GSW Gasversorgung Sachsen Ost Wärmeservice Verwaltungsgesellschaft mbH (76.5 percent), EnSO Energie Sachsen Ost GmbH (14.5 percent) and Erdgas Südwest GmbH (28.0 percent) to EnBW Group companies. The transfer of the shares is to take place in the first quarter of 2007.

On January 14, 2007, a storm in southern Sweden caused substantial damage to the electricity distribution grid in some areas. Approximately 170,000 E.ON customers ended up without power, some for extended periods. The costs of repair work and compensation of customers is currently estimated at €95 million. The costs resulting from the storm will not affect adjusted EBIT as this event was exceptional in nature.

On February 2, 2007, E.ON submitted to the Spanish stock market regulator CNMV as part of the “sealed envelope” process its final offer price of €38.75 per ordinary share and ADR for the announced acquisition of Endesa S.A. This corresponds to a total consideration of €41 billion for 100 percent of Endesa. In this connection, E.ON has established an additional credit facility to finance the higher offer, which in combination with the existing €37.1 billion facility amounts to a total credit volume of €41 billion. The new offer price per share represents a premium of 109 percent over the price of Endesa’s shares on September 2, 2005, the last trading day before the announcement of the former competing Gas Natural offer. If Endesa S.A. distributes any dividends to its shareholders prior to completion of the transaction, the offer price of €38.75 per share will be reduced accordingly. The E.ON tender offer was initially subject to the following conditions:

a) E.ON acquires at least 529,481,934 shares of Endesa, representing 50.01 percent of its capital stock, through the tender offer.

b) The shareholders of Endesa vote in favor of the following amendments of the by-laws at Endesa’s Extraordinary General Shareholders’ Meeting: amendment of Article 32 of the by-laws in order to eliminate the limitation of voting rights; amendment of further articles of the by-laws in order to remove the requirements concerning the composition of the Board of Directors and the qualifications on the appointment of a director or a chief executive officer.

On February 6, 2007, the CNMV officially authorized this final E.ON offer, and the Board of Directors of Endesa has stated its position in favor of the offer. The Endesa board further resolved to convene an Extraordinary General Shareholders’ Meeting to be held on March 20, 2007, at which the removal of the aforementioned by-law provisions will be voted on. The CNMV has set March 29, 2007, as the end date of the offer period.

On March 6, 2007, E.ON withdrew condition b) requiring Endesa’s shareholders to approve the specified changes to the articles of association.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 7, 2007

E.ON AG

By:	/s/ Dr. Marcus Schenck
Dr. Marcus Schenck
Member of the Board of Management and
Chief Financial Officer

/s/  Michael C. Wilhelm
Michael C. Wilhelm
Senior Vice President Accounting